Form 20-F
period 2001-12-31
QUILMES INDUSTRIAL QUINSA SOCIETE ANONYME
filed 2002-07-01
CIK 1010246

===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------

                                   FORM 20-F

                                ---------------

(Mark One)
[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      OR
[X]       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
          OF THE SECURITIES EXCHANGE ACT OF 1934
          For the fiscal year ended: December 31, 2001
                                      OR
[_]       TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d)
          OF THE SECURITIES EXCHANGE ACT OF 1934

           for the transition period from ___________ to ___________
                        Commission File number: 1-14278

                  QUILMES INDUSTRIAL (QUINSA), SOCIETE ANONYME
             (Exact name of Registrant as specified in its charter)

                           Grand-Duchy of Luxembourg
                (Jurisdiction of incorporation or organization)

                                 84, Grand Rue
                               L-1660 Luxembourg
                           Grand-Duchy of Luxembourg
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

      Title of each class              Name of each exchange on which registered
  American Depositary Shares,                   New York Stock Exchange,
  representing Class B shares                  Luxembourg Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Class A shares, without par value..................................647,618,840
Class B shares, without par value...................................43,388,205

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                              Yes [X]       No [_]

Indicate by check mark which financial statement item the registrant has elected to follow.

                          Item 17 [X]       Item 18 [_]

===============================================================================

                               TABLE OF CONTENTS


FINANCIAL INFORMATION..........................................................1

FORWARD-LOOKING STATEMENTS.....................................................1

TERMS AND CONVENTIONS..........................................................2

MARKET SHARE INFORMATION.......................................................2
    PART I
   ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS...........4
   ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE.........................4
   ITEM 3.     KEY INFORMATION.................................................4
   ITEM 4.     INFORMATION ON THE COMPANY.....................................15
   ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS...................43
   ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.....................57
   ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..............63
   ITEM 8.     FINANCIAL INFORMATION..........................................67
   ITEM 9.     THE OFFER AND LISTING..........................................68
   ITEM 10.    ADDITIONAL INFORMATION.........................................70
   ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.....78
   ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.........80
    PART II
   ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES................81
   ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
               AND USE OF PROCEEDS............................................81
   ITEM 15.    Reserved.......................................................81
   ITEM 16.    Reserved.......................................................81
    PART III
   ITEM 17.    FINANCIAL STATEMENTS...........................................81
   ITEM 18.    FINANCIAL STATEMENTS...........................................81
   ITEM 19.    EXHIBITS.......................................................82
   SIGNATURES ................................................................83
   EXHIBIT INDEX .............................................................84

                     IMPORTANT NOTICE: CRISIS IN ARGENTINA

     This annual report contains important information about Quinsa and significant recent events in Argentina. Social, political, economic and legal conditions in Argentina are changing daily, and we cannot anticipate with any degree of certainty how and to what extent those changing conditions will impact our operations and affect our future. You should be aware of the uncertainties regarding our future operations and financial condition.

                             FINANCIAL INFORMATION

Impact of Argentine Crisis on Presentation of Financial Information

     Recent changes to Argentine law have had a significant impact on our operations. Some of the events described in this annual report took place after December 31, 2001, and therefore might not be reflected in our financial statements for the fiscal year ended December 31, 2001. These changes in Argentine law and their impact on our operations are expected to render any comparison of financial statements of ours for periods ended after December 31, 2001 with those for periods ended on or prior to December 31, 2001 meaningless as our historical financial statements are not indicative of our current financial position or anticipated results of operations or business prospects, all of which might have been materially and adversely affected since December 31, 2001. In their report dated March 6, 2002 (except for Note 26 to the Consolidated Financial Statements which is dated June 12, 2002), our auditors have advised that our financial statements be read taking into account the adverse economic conditions prevailing in Argentina and the uncertainty surrounding future economic developments in the country.

General

     This annual report contains our audited consolidated financial statements as of December 31, 2001 and 2000 and for the three years in the periods ended December 31, 2001, 2000 and 1999. Our financial statements at December 31, 2001 and 2000 and for the two years in the periods ended December 31, 2001 and 2000 have been audited by PricewaterhouseCoopers, independent accountants. Our financial statements for the year ended December 31, 1999 have been audited by KPMG, independent accountants.

     We prepare our consolidated financial statements in U.S. dollars and in conformity with generally accepted accounting principles used in Luxembourg ("Luxembourg GAAP"), which differs in certain significant respects from generally accepted accounting principles in the United States of America ("U.S. GAAP"). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by U.S. GAAP. See Note 27 to our Consolidated Financial Statements as of December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999 contained elsewhere in this annual report (such statements, together with the notes thereto, are referred to herein as the "Consolidated Financial Statements") for a description of the principal differences between Luxembourg GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders' equity. This reconciliation does not include disclosure of all information that would be required by U.S. GAAP and Regulation S-X of the Securities and Exchange Act of 1934 (the "Exchange Act").

     Certain amounts which appear herein (including percentage amounts) may not sum due to rounding.

                           FORWARD-LOOKING STATEMENTS

     This annual report contains statements that are or may constitute forward-looking statements. These statements appear throughout this annual report and include statements regarding our intent, belief or current expectations, including but not limited to any statements concerning:

o    our corporate strategy;

o    our development of new products;

o    the demand for beer, soft drinks and water;

o    the supply and availability of barley and malt;

o    trends affecting our financial condition or results of operations;

o    our dividend policy;

o    the future impact of competition and regulation;

o political and economic conditions in the countries in which we or our affiliates operate or may operate in the future;

o any statements preceded by, followed by or that include the words "believes", "expects", "predicts", "anticipates", "intends", "estimates", "should", "may" or similar expressions; and

o other statements contained or incorporated by reference in this annual report regarding matters that are not historical facts.

     Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to:

o our ability to implement proposed capital expenditures, including our ability to arrange financing where required;

o    the nature and extent of future competition in our principal markets;

o political, economic and demographic developments in the emerging market countries of Latin America where we conduct a large portion of our business; and

o    the factors discussed below under "Risk Factors" beginning on page 5.

     You should not place undue reliance on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered together with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to forward-looking statements contained in this annual report to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

     For all these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.


                             TERMS AND CONVENTIONS

     As used throughout this annual report, the terms "Quinsa", "we", "us" and "our" refer to Quilmes Industrial (Quinsa), Societe Anonyme, together with our consolidated subsidiaries, except where we make clear that such terms refer only to the parent company.

     Throughout this document, references to "US$" and "dollar" are to United States dollars and references to "P$" or "peso" are to Argentine pesos.

     Also, unless we indicate otherwise, reference to fiscal years are to our fiscal years ending on December 31 of the same calendar year. For example, "fiscal 2001" refers to our fiscal year ended December 31, 2001.

                            MARKET SHARE INFORMATION

     Market share information presented by region with respect to beer and soft drinks consumed in Argentina is based on data supplied by A.C. Nielsen Argentina S.A. ("Nielsen Argentina"). Market share information presented with respect to beer consumed in Paraguay is based on data supplied by CCR/IRI. Market share information presented with respect to beer consumed in Chile is based on data supplied by Nielsen Chile S.A. All other information relating to market share in the various markets we operate in is based on our estimates. Certain market data which appear herein (including percentage amounts) may not sum due to rounding.

                                     PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.    KEY INFORMATION

                            SELECTED FINANCIAL DATA

     The following selected consolidated financial data have been derived from the Consolidated Financial Statements as of the dates and for each of the periods indicated below. This information should be read in conjunction with and is qualified in its entirety by reference to the Consolidated Financial Statements, the notes thereto and the discussion in "Item 5. Operating and Financial Review and Prospects" included elsewhere in this annual report. The selected consolidated statement of income data for the year ended December 31, 1999 has been derived from our audited Consolidated Financial Statements, which have been audited by KPMG, independent accountants and are included elsewhere in this annual report. The selected consolidated statement of income data for the years ended December 31, 2000 and 2001 and the selected consolidated balance sheet data as of December 31, 2000 and 2001, have been derived from our audited Consolidated Financial Statements, which have been audited by PricewaterhouseCoopers, independent accountants, and are included elsewhere in this annual report. We prepare our Consolidated Financial Statements in U.S. dollars and in conformity with Luxembourg GAAP, which differs in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in the Consolidated Financial Statements, as well as additional disclosures required by U.S. GAAP. See Note 27 to our Consolidated Financial Statements contained elsewhere in this annual report for a description of the principal differences between Luxembourg GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of our net income reported under Luxembourg GAAP for the years ended December 31, 2001, 2000 and 1999, and our shareholders' equity reported under Luxembourg GAAP as of December 31, 2001 and 2000.

     The reconciliation does not include disclosure of all information that would be required by U.S. GAAP and Regulation S-X of the Exchange Act. The selected consolidated statement of income data for the years ended December 31, 1998 and 1997 and the selected consolidated balance sheet data as of December 31, 1999, 1998 and 1997 are derived from our audited consolidated financial statements that are not included herein. In their report dated March 6, 2002 (except for Note 26 to the Consolidated Financial Statements which is dated June 12, 2002), our auditors have advised that our financial statements be read taking into account the adverse economic conditions prevailing in Argentina and the uncertainty surrounding future economic developments in the country.

                                                                    1997          1998          1999          2000           2001
                                                                 ----------    ----------    ----------    ----------    ----------
                                                                  (in US$ millions except for per share information and Other Data)
Income Statement Data(5):
Luxembourg GAAP:
    Gross sales ..............................................       $890.9        $854.8        $819.9        $991.9         973.0
    Taxes ....................................................        (30.3)        (26.4)        (29.4)        (36.8)        (34.3)
                                                                 ----------    ----------    ----------    ----------    ----------
    Net sales ................................................        860.6         828.4         790.5         955.1         938.7
    Cost of goods sold .......................................       (396.3)       (380.0)       (358.4)       (495.7)       (490.4)
                                                                 ----------    ----------    ----------    ----------    ----------
    Gross profit .............................................        464.3         448.4         432.1         459.4         448.3
    Selling and marketing expenses ...........................       (203.2)       (201.9)       (188.6)       (236.3)       (235.0)
    Administrative and general expenses ......................        (87.7)        (80.9)        (83.1)        (90.8)        (76.7)
                                                                 ----------    ----------    ----------    ----------    ----------
    Operating income .........................................        173.4         165.6         160.4         132.3         136.6
    Interest income ..........................................          6.4          10.3           7.6           9.5           6.5
    Other income .............................................          5.8           4.5          14.6          37.0          20.4
    Foreign exchange results and translation
       adjustments ...........................................         (4.2)         (4.3)         (4.0)         (1.7)        (12.6)

                                                                    1997          1998          1999          2000           2001
                                                                 ----------    ----------    ----------    ----------    ----------
                                                                  (in US$ millions except for per share information and Other Data)
    Interest expense .........................................        (13.4)        (11.2)        (10.1)        (36.8)        (32.4)
    Other expenses ...........................................        (25.3)        (21.1)        (24.3)        (25.4)        (63.3)
                                                                 ----------    ----------    ----------    ----------    ----------
    Income before income taxes, minority interest and
       extraordinary items ...................................        142.7         143.8         144.2         114.9          55.2
    Income taxes .............................................        (46.8)        (26.6)        (45.9)        (27.3)          6.1
    Minority interest(1) .....................................        (23.9)        (22.7)        (20.8)        (16.6)        (18.0)
                                                                 ----------    ----------    ----------    ----------    ----------
    Net income before extraordinary items ....................        $72.0         $94.5         $77.5         $71.0          43.3
    Extraordinary items, net of income tax ...................          -             -             -           (51.7)          -
    Income taxes .............................................          -             -             -            51.3           -
    Minority interest ........................................          -             -             -             2.2           -
    Net income ...............................................        $72.0         $94.5         $77.5         $72.8          43.3
                                                                 ----------    ----------    ----------    ----------    ----------
    Net income per Share(2) ..................................        $0.68         $0.89         $0.73         $0.68         $0.40
    Net income per ADS(2) ....................................         1.36          1.78          1.46          1.36          0.80
    Dividends per Share (2)(8) ...............................         0.22          0.25          0.30          0.30           -
    Dividends per ADS(2)(8) ..................................         0.44          0.50          0.60          0.60           -
U.S. GAAP(3):
    Net income (loss) ........................................        $77.2        $100.6         $94.9         $62.8        $(96.4)
                                                                 ----------    ----------    ----------    ----------    ----------
    Basic and diluted net income per share (4) ...............        $0.10         $0.14         $0.12         $0.08           N/A
    Basic and diluted net income per ADS(4) ..................          N/A           N/A           N/A           N/A         (3.39)
    Basic and diluted net loss per Class A common
       share (4) .............................................          N/A           N/A           N/A           N/A         (0.09)
    Basic and diluted net loss per Class B common
       share (4) .............................................          N/A           N/A           N/A           N/A         (1.70)
Balance Sheet Data:
Luxembourg GAAP:
Cash and banks and short-term investments ....................        $81.7        $122.2        $131.6         $49.8         116.4
    Total current assets .....................................        311.2         346.2         415.0         350.0         348.6
    Tangible fixed assets ....................................        645.2         637.1         772.8         702.9         660.5
    Total assets .............................................      1,029.5       1,060.8       1,378.9       1,510.7       1,451.7
    Short-term loans(6) ......................................        120.6          96.8         305.3         252.3         211.4
    Long-term loans(6) .......................................         56.9          37.0          11.8          81.3         157.4
    Total liabilities ........................................        390.6         342.2         607.3         681.8         604.7
    Minority interest ........................................        170.7         179.6         182.4         181.1         187.9
    Share capital ............................................         33.0          33.0          33.0          33.5          33.5
    Shareholders' equity .....................................        468.2         539.0         589.2         647.8         659.1
U.S. GAAP:
    Shareholders' equity .....................................        427.9         486.7         539.6         579.9         295.1
Other Data:
Total brewing capacity (hectoliters in thousands) ............       18,900        19,300        18,300        21,195        19,675
Total beer volume sold (hectoliters in thousands) ............       11,795        11,832        11,712        11,540        12,226
Total soft drink capacity
  (hectoliters in thousands) .................................        3,850         3,519        13,172        11,709        11,046
Total soft drink and water volume sold (hectoliters in
  thousands)(7) ..............................................        2,835         2,521         2,661         6,775         6,856
Number of employees ..........................................        5,300         5,000         7,300         7,200         6,134
Number of non-voting preferred shares (in millions) ..........         38.2          38.2          38.2          39.8           N/A
Number of voting ordinary shares (in millions) ...............         68.4          68.4          68.4          68.4           N/A
Number of Class A common shares (in millions) ................          N/A           N/A           N/A           N/A         647.6
Number of Class B common shares (in millions) ................          N/A           N/A           N/A           N/A          43.4

---------
(1) Because the percentage of our indirect ownership varies among our various consolidated subsidiaries, the calculation of the minority interest in consolidated net income during any period is a function of the 15% ownership by Heineken of Quilmes International (Bermuda) Ltd. ("QIB"), our principal subsidiary, and, to a lesser extent, the income of each of the operating subsidiaries and the percentage of each such subsidiary's capital stock owned by minority shareholders during such period. QIB's holdings in its operating subsidiaries range from 99.67% to 100% for the most significant Argentine subsidiary and Chilean subsidiary, to as low as 59.67% in its Uruguayan subsidiary.

(2) Net income per share and dividends per share under Luxembourg GAAP have been computed based on the weighted average number of total shares outstanding for the periods presented. No consideration was given to the stock split that occurred in June 2001 since it had no effect on the calculation. Weighted average number of total shares outstanding amounts to 106,568,750 shares for the years ended December 31, 1997, 1998 and 1999; 106,964,085 shares for the year ended December 31, 2000; and 108,150,089 shares for the year ended December 31, 2001. Net income and dividends per ADS have been restated to give retoractive effect to the change in ratio of Class B shares (after approval of the recapitalization plan each ADS represents two Class B Shares).

(3) Certain significant differences exist between Luxembourg GAAP and U.S. GAAP in connection with the presentation of statement of income line items. Under Luxembourg GAAP, certain asset impairment and restructuring charges were recognized as non-operating or extraordinary items in 2000 and 2001. Under U.S. GAAP, as required by APB 30, these charges did not qualify as non-operating or extraordinary items. In addition, certain financial results and other income and expense items included in our Luxembourg GAAP financial statements, would be included in the determination of operating income for U.S. GAAP purposes. See Note 19 to the Consolidated Financial Statements for details on the extraordinary items.

(4) Under US GAAP, we have presented basic and diluted earnings per share in conformity with SFAS No. 128 "Earnings per Share" and SEC Staff Accounting Bulletin No. 98 ("SAB No. 98") for all periods. In June 2001, our shareholders approved a capital restructuring by which (i) the then outstanding number of ordinary shares (68,400,000) were split ten-for-one and renamed Class A common shares ("Class A Shares") and (ii) the then outstanding number of preferred shares (39,750,089) were converted into ordinary shares on a 1 for 1 basis and renamed Class B common shares ("Class B Shares"). As a result, Class B shares have dividends and liquidation rights equal to ten times the rights of Class A shares. Therefore, we are required to use the two-class method to report earnings per share for the year ended December 31, 2001. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock according to dividends declared and participation rights in undistributed earnings. Outstanding shares during the prior periods were retroactively restated for the stock split mentioned above. See Note 27 (r) to our Consolidated Financial Statements for details regarding the calculation. Each ADS represents two Class B Shares.

(5) Certain reclassifications have been made to the 1997, 1998, 1999 and 2000 income statement data to conform with the 2001 presentation.

(6) Represents our current loans and short-term portion of long-term debt and our long-term loans. See Notes 14 and 15 to our Consolidated Financial Statements for details.

(7) Water volumes sold decreased slightly to 24.8% of total soft drinks and water volume sold in 1997, and increased to 29.2% in 1998, due to both a decrease in the volume of soft drinks sold in Paraguay and an increase in the volume of water sold in Argentina. In 1999, only six months of water sales of Eco de los Andes S.A. ("Eco de los Andes") in Argentina have been consolidated, due to our strategic association with Perrier Vittel S.A. ("Perrier Vittel") in July 1999. See "Item 4. Information on the Company -- Business Overview." Due to our acquisition of Buenos Aires Embotelladora S.A. ("Baesa") in December 1999, Glaciar and other water brands were included in our portfolio. Water volume sold represented 12.4% and 6.0% in 2000 and 2001, respectively. This decrease was principally due to the transfer of Baesa's Glaciar water business in March 2001.

(8) The Board of Directors recommended that we not pay dividends in 2002. This proposal was approved by our shareholders at our annual general meeting on June 28, 2002.


                                 EXCHANGE RATES

     Our Consolidated Financial Statements are prepared in U.S. dollars and in conformity with Luxembourg GAAP. As a result, our Consolidated Financial Statements do no reflect any exposure to fluctuations in the exchange rate between the Luxembourg franc and the U.S. dollar.

                                  RISK FACTORS

     You should consider the following risks with respect to an investment in Quinsa and the countries in which we operate.

Risks related to the current economic crisis in Argentina.

Recent political and economic instability in Argentina has hindered commercial and financial activities.

     In the fourth quarter of 1998, the Argentine economy entered into a recession that caused the gross domestic product to decrease by 3.0% in 1999, 0.5% in 2000 and an estimated 4.9% in 2001. During the second half of 2001, Argentina's recession worsened significantly, precipitating the political and economic crisis described in greater detail below.

     Despite assurances to the contrary, on December 1, 2001, the Argentine government effectively froze bank deposits and introduced exchange controls restricting capital outflows. The measures were perceived as further paralyzing the economy for the benefit of the banking sector and caused social discontent to increase, ultimately triggering the looting of stores throughout Argentina on December 19, 2001 and the resignation of the Minister of Economy, Domingo Cavallo, the following day. On December 21, 2001, after declaring a state of siege, President Fernando de la Rua resigned in the midst of an escalating political, social and economic crisis.

     Following the resignation of an interim President only one week after his appointment, on January 1, 2002, the Legislative Assembly elected Eduardo Duhalde as President to serve for the remaining term of former President de la Rua until December 2003. Since his appointment on January 2, 2002, President Duhalde and the current Argentine government have undertaken a number of far-reaching initiatives including:

     o ratifying the suspension of payment of certain of Argentina's sovereign debt governed by Argentine law;

     o ending the Convertibility Law, with the resulting devaluation of the peso;

     o converting dollar-denominated debts with local banks into peso-denominated debts at a one-to-one exchange rate;

     o converting dollar-denominated bank deposits into peso-denominated bank deposits at an exchange rate of Ps.1.4 per U.S. dollar;

     o restructuring bank deposits and continuing restrictions imposed on bank withdrawals and transfers abroad;

     o    enacting amendments to the bankruptcy law to protect debtors;

     o enacting an amendment to the Central Bank's charter to allow it to print currency in excess of the amount of the foreign reserves it holds, make short-term advances to the federal government and provide financial assistance to financial institutions with liquidity constraints or solvency problems; and

     o requiring the obligatory sale, currently suspended, by all banks of all their foreign currency within Argentina to the Central Bank at an exchange rate of Ps1.4 per U.S. dollar.

     The period since the appointment of President Duhalde has been marked by continued social unrest and economic and political uncertainty. On April 23, 2002, Jorge Remes Lenicov, the minister of economy appointed by President Duhalde, resigned in part because of the government's failed attempt to convert mandatorily bank deposits into long-term bonds. Lenicov was replaced by Jorge Lavagna on April 26, 2002. While the Argentine government debated the issue of forced conversion, it declared a banking holiday that lasted from April 22, 2002 to April 29, 2002. We cannot assure you that banking holidays or other measures that negatively affect the Argentine economy will not be imposed in the future.

     It is premature to predict how the new government will seek to address the economic crisis, and at this time, the degree of internal and external support for the Duhalde administration remains unclear. It is unclear whether President Duhalde will be able to finish his mandate or, even if he remains in power, whether he will have the necessary support to implement the reforms required to restore economic growth. The rapid and radical nature of the recent changes in the Argentine social, political, economic and legal environment, and the absence of a clear political consensus in favor of the new government or any particular set of economic policies, have created an atmosphere of great uncertainty. As a result, virtually all commercial and financial activities have been hindered further aggravating the economic recession which precipitated the current crisis.

Argentina's insolvency and recent default on its public debt has aggravated the current financial crisis.

     As of May 2002, Argentina's total gross public debt was approximately US$140 billion. On December 23, 2001, the Argentine government declared the suspension of payments on certain of Argentina's sovereign debt. In addition, in April 2002, pursuant to the Ministry of Economy Resolution 73/2002, the Argentine government declared the suspension of payments on all of Argentina's sovereign debt, with very limited exceptions, until December 31, 2002. Furthermore, the restrictions on bank withdrawals imposed on December 1, 2001, and the ensuing paralysis of economic activity have caused tax collections to drop dramatically in the past few months.

     The Argentine government's insolvency, its default and its inability to obtain financing can be expected to affect significantly its ability to implement any reforms, undermining the private sector's ability to restore economic growth, and may result in deeper recession, higher inflation and unemployment and greater social unrest. As a result, our financial condition and results of operations could be materially and adversely affected.

The recent devaluation of the peso creates greater uncertainty as to Argentina's economic future.

     On January 6, 2002, the Argentine government enacted the Public Emergency and Foreign Exchange System Reform Law No. 25,561 (the "Public Emergency Law"), which, together with the enactment of Decree 71/2002 on January 9, 2002, has put an end to ten years of dollar-peso parity under the Convertibility Plan, implemented in 1989, under which, Argentine currency was convertible into U.S. dollars without restrictions, and Argentina had a free exchange rate for all foreign currency transactions. In addition, the Public Emergency Law eliminated the requirement that the Central Bank's reserves in gold, foreign currency and foreign currency denominated bonds, be at all times equivalent to not less than 100% of the pesos in circulation plus the peso deposits of the financial sector with the Central Bank. The Public Emergency Law grants the executive branch the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market. Decree 71/2002 established a temporary dual exchange rate system, using a fixed rate for transactions subject to Central Bank approval, an exchange rate of P$1.4 per dollar on import and export transactions and a floating rate to be freely determined by the market for all other transactions.

     On January 11, 2002, after the Central Bank ended a banking holiday that it had imposed since December 21, 2001, the exchange rate began to float for the first time since April 1991. Heightened demand for scarce dollars caused the peso to trade well below the P$1.4 per dollar rate used by the government. On February 8, 2002, the executive branch enacted Decree 260/2002, eliminating the dual exchange rate in favor of a single floating rate for all transactions. In addition, since February 3, 2002, the executive branch has imposed several banking holidays, thereby freezing the banking system for days at a time. As of June 18, 2002, the Argentine peso-U.S. dollar exchange rate was approximately P$3.55 = US$1.00 (bid price).

     The Argentine government is expected to face severe fiscal problems due to the devaluation. Peso-denominated tax revenues constitute the primary source of its earnings, but most of its financial liabilities are dollar-denominated. Therefore, the government's ability to honor its foreign debt obligations has been materially and adversely affected by the devaluation of the peso. The adoption of austere fiscal measures which would be required to repay the Argentine government's debt and to balance its budget after the devaluation will likely lead to further social unrest and political instability.

     Argentina has found few opportunities to effectively raise capital in the international markets amid sustained lack of investor confidence in Argentina's ability to make payments due on its sovereign debt and in the Argentine economy. The devaluation of the peso and accompanying economic policy measures have been intended by the Argentine government primarily to redress the effects of unemployment and to stimulate economic growth. However, the success of such measures is predicated, as political fractiousness and popular unrest grow, on the ability of the Argentine government to elicit confidence among the local and international financial and business communities in the sustainability of its reforms, the recovery of liquidity in the banking sector, the stability of the peso at current exchange levels (which have been supported in part by Central Bank interventions in the exchange market), and the absence of significant inflation. Without such confidence, investment is likely to retract and economic activity to contract further, unemployment could increase beyond current levels, tax revenue could drop and the fiscal deficit could widen. To date, the international financial community has remained skeptical of announced policies, which it perceives as only partially responsive to its requirement of more orthodox fiscal and monetary measures.

     There can be no assurance that the measures announced so far will achieve their intended results, that the political environment and social conditions currently prevailing in Argentina will enable the Government to implement such measures over time or to announce and implement others required by international investors and multilateral credit agencies, or that such measures, if announced and implemented, will be found to be satisfactory by international investors and multilateral credit agencies such that new credit will be made available to both the public and private sectors in Argentina. Consequently, adverse economic conditions in the Argentine economy may impair our financial condition and results of operations.

There is risk that the Argentine financial system will collapse.

     Although deposits in the Argentine banking system have been declining for a number of years, in the second half of 2001, a very significant amount of deposits were withdrawn from Argentine financial institutions as a result of increasing political instability and uncertainty. This run on deposits had a material adverse effect on the Argentine financial system as a whole. For the most part, banks suspended the disbursement of new loans and focused on collection activities to be able to pay their depositors. However, the general unavailability of external or local credit created a liquidity crisis which triggered numerous payment defaults, which in turn have undermined the ability of many Argentine banks to pay their depositors.

     To prevent a run on the dollar reserves of local banks, on December 1, 2001 the government of President de la Rua restricted the amount of money that account holders could withdraw from banks. Subsequently, the government of President Duhalde released a schedule stating how and when deposits would become available. These restrictions, known as the "corralito," are still in place today. In addition, on February 4, 2002, pursuant to Emergency Decree 214 ("Emergency Decree 214"), the Argentine government announced the conversion of all foreign-denominated deposits into peso-denominated deposits, and set the exchange rate for this conversion at P$1.4 per U.S. dollar, and the issuance by the government of U.S. dollar-denominated bonds that, at the option of depositors, may be exchanged for the converted deposits up to a certain amount. Despite these restrictions, on April 25, 2002, pursuant to Law N25.587, the Argentine government temporarily amended certain provisions of the Argentine Civil Procedures Code in order to prevent further withdrawals from the financial system.

     While the corralito and the recent mandatory conversion of dollar deposits to pesos have shielded banks from a further massive withdrawal of deposits, they have also led to a significant slowdown of virtually all commercial and financial activities, diminished spending and greatly increased social unrest resulting in widespread public protests. On February 1, 2002, the Argentine Supreme Court declared certain of the measures adopted by the government to prevent withdrawals of deposits unconstitutional, upholding the decision of the lower courts, but creating tension between the Executive branch and the judiciary. The government has continued to enforce the corralito, although it has relaxed certain of the limitations to permit withdrawals of salaries and other deposits under certain circumstances. The solvency of the Argentine financial system is currently in jeopardy, and the system's failure would have a material and adverse effect on the prospects for economic recovery and political stability.

Substantial inflation may occur following repeal of the Convertibility Law.

     The Argentine government recorded a fiscal deficit of US$4.8 billion, US$9.2 billion and US$8.8 billion in 1999, 2000 and 2001, respectively. The fiscal deficit is primarily the result of economic recession, the inability of the Argentine government to significantly reduce public spending and the lack of adequate tax collections, as well as a rising debt service burden. Furthermore, tax collections have fallen very significantly (-16.6% year over year) in the first four months of 2002 due to the current economic crisis.

     On January 24, 2002, the Argentine government amended the charter of the Central Bank to allow the Central Bank to print currency without having to maintain a fixed and direct relationship with the foreign currency and gold reserves, to make short-term advances to the federal government to cover its anticipated budget deficits and to provide financial assistance to financial institutions with liquidity constraints or solvency problems. There is considerable concern that, if the Central Bank prints currency to finance deficit spending and to improve the liquidity of financial institutions, it will likely trigger significant inflation. As of April 30, 2002, currency in circulation had increased by P$3.85 billion and consumer prices had increased by 21.1% from December 2001 levels. In the first quarter of 2002, the Consumer Price Index and the Wholesale Price Index exhibited cumulative increases of 9.7% and 32%, respectively. Furthermore, Argentina has a history of hyperinflation, which peaked in 1989, particularly during periods of fiscal deficit and social unrest. High inflation would likely deepen Argentina's current economic recession.

     In addition, the devaluation of the peso has created pressures on the domestic price system that have generated inflation in 2002, after several years of price stability and, in recent years, price deflation. Argentina's experience demonstrates that domestic prices of goods and services are highly linked to the level of the exchange rate and its variations. Also, the expectation of increases in the exchange rate have historically triggered increases in domestic prices.

     If the value of the peso cannot be stabilized by positive expectations for Argentina's economic future, as well as by strict fiscal and monetary policies, an increase in inflation rates can be expected. Very high inflation and hyperinflation episodes cannot be ruled out. High inflation would likely deepen Argentina's current economic recession. It is unclear how inflation would impact our financial statements, since the rules governing indexation of monetary assets and liabilities continue to be discussed and remain unsettled.

Risk Factors Related to the Effect on Quinsa of the Current Economic Situation in Argentina

Our historical financial statements are not indicative of our current financial position.

     Recent changes to Argentine law have had a significant impact on our operations. Some of the events described in this annual report took place after December 31, 2001, and therefore might not be reflected in our financial statements for the fiscal year ended December 31, 2001. These changes in Argentine law and their impact on our operations are expected to render any comparison of financial statements of ours for periods ended after December 31, 2001 with those for periods ended on or prior to December 31, 2001 meaningless as our historical financial statements are not indicative of our current financial position or anticipated results of operations or business prospects, all of which might have been materially and adversely affected since December 31, 2001.

     In their report dated March 6, 2002 (except for Note 26 to the financial statements, which is dated as of June 12, 2002), our auditors have advised that our financial statements be read taking into account the adverse economic conditions prevailing in Argentina and the uncertainty surrounding future economic developments in the country.

The Central Bank has imposed restrictions on the transfer of funds outside of Argentina which could prevent us from receiving sufficient funds from our Argentine subsidiaries and inhibit the distribution of dividends and payments on our external debt.

     Since December 3, 2001, the Argentine government has imposed a number of monetary and currency exchange control measures that include restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad, with certain exceptions for transfers related to foreign trade and other authorized transactions.

     As of February 11, 2002, and for a 90-day period, the prior approval of the Central Bank was required for purchases and transfers of foreign currency outside Argentina by, among others, private companies such as Quinsa, when such transfers related to debt principal repayments or distributions of income or dividends, except for certain payments including: (i) payments of principal on loans from multilateral lending entities and credit agencies, (ii) payments of principal on loans from official credit agencies or guaranteed by them, and
(iii) payments on financial loans from banks participating in project financing transactions co-financed by multilateral lending entities or guaranteed by them. The three exceptions described above are being modified on an ongoing basis. Subsequently, Central Bank regulations allowed purchases and transfers of foreign currency to be applied to payments of principal provided in each case that such indebtedness was refinanced under certain conditions. However, further subsequent Central Bank regulations provided that as of March 25, 2002, and subject to the same exceptions listed above, prior

Central Bank approval was required for any purported payment of principal or interest on foreign financial debt until August 12, 2002, although this date may be extended by the Central Bank.

     Because we are a holding company, our ability to pay dividends and service any debt obligations depends primarily upon our receipt of sufficient funds from our principal subsidiary, QIB, which depends in turn on QIB's receipt of sufficient funds from its subsidiaries, principally those in Argentina, Bolivia and Paraguay. The restrictive Central Bank regulations described above will likely affect the ability of our Argentine subsidiaries to pay dividends to QIB and ultimately to us.

     There can be no assurance that the Central Bank will authorize principal or interest payments by us to our foreign creditors pursuant to the terms of our existing financial agreements or dividend payments to foreign shareholders while this restriction remains in force or any additional period during which it could be extended. If the restrictions on fund transfers remain in effect and the Central Bank does not authorize our remittance of funds abroad, current and non-current debt obligations may become immediately due and payable unless new financing is funded outside Argentina and is available to us or we are able to renegotiate the indebtedness that is subject to such restrictions. Although we have undertaken to use our best efforts to obtain such financing or renegotiate such indebtedness, no assurance can be given as of the date hereof that such efforts will succeed and enable us to settle our liabilities in the normal course of business.

     Despite the ongoing economic crisis in our principal market, Argentina, we have been able to continue servicing our debt obligations. There can be no guarantee, however, that we will be able to continue doing so in the future. Furthermore, while we have been able to pay out dividends in the past, we will not pay dividends for fiscal 2001, and there can be no guarantee that we will pay any dividends in the future.

Our results of operations have been, and may continue to be, materially adversely affected by the recent devaluation of the Argentine peso and the macroeconomic conditions currently prevailing in Argentina.

     The devaluation of the peso has had a material adverse effect on the U.S. dollar value of our earnings. In addition, the devaluation of the peso has had a material adverse effect on our financial condition, as our largely peso-denominated current assets have depreciated accordingly against our largely foreign currency denominated indebtedness. Any further depreciation of the peso against the U.S. dollar will correspondingly increase the amount of our debt in pesos, with further potential adverse effects on our results of operations and the financial condition of our businesses in Argentina.

     Furthermore, recessionary conditions in Argentina have had and are continuing to have a significant impact on our net income. The current recession coupled with the devaluation of the peso has led to a reduction of wages in real terms and of disposable income across all class sectors of the Argentine population. This reduction in consumer buying power has resulted and may continue to result in lower sales of our products and a deterioration in the collection of accounts receivable, with a consequent reduction in revenues and cash inflows.

The volatile Argentine tax law environment could also negatively affect our financial position.

     In light of the current economic situation, we cannot anticipate what new tax laws might be implemented in the future and whether or not they might increase our effective tax rate.

Risk Factors Relating to Other Countries in Which We Operate

Latin American economic fluctuations affect our results of operations.

     We cannot assure you that the Argentine economic crisis will not have an adverse effect on our other primary markets. In particular, Argentina's existing financial, economic and political crisis, could have an adverse effect on Bolivia, Chile, Paraguay and Uruguay and our operations in those countries. As a result of the crisis in Argentina, these governments could take action to control inflation and effect other policies involving wage, price and tariff rate controls as well as engage in other interventionist measures, which may include freezing bank accounts and imposing capital controls. Changes in the policies of these governmental authorities with respect to tariff rates, exchange controls, regulations and taxation could affect our business and financial results adversely, as could inflation, devaluation, social instability and other political, economic or diplomatic developments, including the governments' response to such circumstances. In addition, we cannot assure you that more restrictive exchange control policies and more significant withholding taxes will not be implemented by other countries in which we operate in the future.

     If the transactions contemplated by our alliance with AmBev (see "Item 4. History and Development--Recent Events--Relationship with AmBev" below) are completed, we will also be subject to the economic and political environment in Brazil. The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes drastic changes in policy. Its actions to control inflation and effect other policies have often involved wage and price controls, currency devaluations, capital controls and limits on imports, among other things. Any positive results from our alliance with AmBev could be adversely affected by changes in policy involving tariffs, exchange controls, limits on imports and by adverse changes in Brazil's economy, among other matters. Furthermore, Brazil has historically experienced extremely high rates of inflation and frequent devaluations. Brazil experienced 20.1% inflation in 1999 as a result of the devaluation of its currency, the real, in January 1999 by 48% against the U.S. dollar. The real devaluated 9% in 2000, and 18.7% in 2001. In 2001, inflation decreased to 10.4%. There can be no guarantee that the exchange rate between the real and the U.S. dollar will stabilize at current levels or that the real will appreciate against the U.S. dollar. Actions to adjust the value of the real may also trigger increases in inflation. On December 31, 2001, the exchange rate was Real 2.83 to US$1.00. As of June 30, the exchange rate between the real and the US dollar was Real 2.31 to US$1.00.

Our subsidiaries may be negatively affected by currency devaluations and exchange rate fluctuations.

     The devaluation in Argentina and the potential devaluations in the other countries where we operate will adversely affect our profitability in U.S. dollars. We cannot assure you that market demand would rise sufficiently to allow for price increases to offset the devaluation in Argentina and any potential devaluations in the future. However, the negative impact of devaluations is partially mitigated by the fact that we incur certain costs of sales and expenses in local currencies. Although we purchase most of our barley, malt, aluminum cans and plastic bottle preforms in local currency and principally in Argentina, the price of these raw materials may vary with international grain, aluminum and PET prices, which are denominated in U.S. dollars. During 2001, purchases of aluminum cans, plastic bottle preforms, barley, malt and imported labels comprised approximately 25% of our cost of sales. We cannot guarantee that the percentage of our cost of sales represented by these items in 2002 will not change significantly from 2001 due to currency devaluation in our countries of operation, especially in light of the economic crisis in Argentina.

     In addition, at December 31, 2001, we had outstanding US$368.8 million of dollar-denominated debt, representing all of our outstanding debt. Because of the devaluation in Argentina and the potential for currency devaluations in the other countries in which we operate, we will have to allocate more of our local currency resources to service our dollar-denominated debt. Furthermore, although our interest expense has historically been relatively low, an environment of high inflation and interest rates will limit our ability to invest in expanded production capacity and other capital expenditures.

     We do not engage in hedging our foreign exchange exposure and currently have no hedging strategy regarding such exposure.

     In view of the foregoing, and in light of the current economic situation in Argentina, you should recognize that our business, earnings, asset values and prospects have been and may continue to be materially and adversely affected by developments with respect to inflation, interest rates, currency fluctuations, government policies, exchange control regulations, taxation, social instability and other political, economic or diplomatic developments in or affecting our countries of operation and Latin America generally. We have no control over such conditions and developments and can provide no assurance that such conditions and developments will not further adversely affect our operations. See "Item 5. Operating and Financial Review and Prospects--Operating Results--Inflation."

We face competition that threatens our market share.

     The prospect of growth in beer consumption in Argentina, Bolivia, Chile, Paraguay and Uruguay has attracted new market participants, including us in the case of Bolivia and Chile, and has produced intensely competitive environments in these markets. The participants in these markets include major local and international concerns with substantial financial resources and particular industrial strengths. The economic crisis and peso devaluations in Argentina may make it less expensive for international concerns to make investments in Argentina. Consequently, a continuation of adverse economic conditions in Argentina may result in increased competition in our Argentina markets. We intend to continue with strategies designed to maintain or improve our competitive position in our markets but we cannot assume that these strategies will be successful. Any loss of market share could be permanent. Competition in the beer market may take the form of aggressive price discounting, which could have a negative impact on our results of operations. Apart from competition within each beer market, beer sales also compete against wine and other alcoholic beverage sales and, to a lesser extent, with soft drinks. You should also read "Item 4. Information on the Company--Business Overview--Competition in the Beer Industry."

     The carbonated soft drink market and non-carbonated beverage market are also highly competitive. Competition in these markets could cause us to reduce pricing, increase capital and other expenditures or lose market share, which could have a material adverse effect on our business and financial results. We, through our operating subsidiaries, own the largest PepsiCo(R) bottling franchise in Argentina and the sole franchise in Uruguay; our most significant competitors are local Coca-Cola(R) bottlers and second-tier brands that compete exclusively on a price basis. There can be no guarantee that due to the current economic crisis in Argentina and its impact on the other countries in which we operate, consumers, and particularly lower income consumers, will not shift their purchases to lower-cost second-tier brands and away from our subsidiaries' premium products or force our subsidiaries to reduce the price premiums that they charge for their products. You should also read "Item 4. Information on the Company-Business Overview-Competition in the Soft Drink Industry".

Risk Factors Relating to Quinsa

Our ability to pay dividends and to service our debt obligations depends primarily upon our receipt of sufficient funds from our principal subsidiary.

     Because we are a holding company, our ability to pay dividends and service any debt obligations depends primarily upon our receipt of sufficient funds from our principal subsidiary, QIB, which depends in turn on QIB's receipt of sufficient funds from its subsidiaries, principally those in Argentina, Bolivia and Paraguay. The Argentine government has placed tight restrictions on the transfer of funds abroad (See "The Central Bank has imposed restrictions on the transfer of funds outside of Argentina which could prevent us from receiving sufficient funds from our Argentine subsidiaries and inhibit the distribution of dividends and payments on our external debt" above.) Consequently, our ability to receive funds from our Argentine subsidiaries may be inhibited. Any future exchange control policies in our countries of operations could further restrict our ability to receive dividends paid to us by our subsidiaries.

     Furthermore, the payment of dividends by our various subsidiaries is also in certain instances subject to statutory restrictions and restrictive covenants in debt instruments, like legal reserve requirements, capital and retained earning criteria and other restrictions, and is contingent upon the earnings and cash flow of and permitted borrowings by those subsidiaries.

We purchase significant quantities of commodities and raw materials, the prices of which fluctuate widely

     We purchase commodities and raw materials for the production of beer and soft drinks. These commodities and raw materials include barley, malt, aluminum cans and PET bottle preforms and, to a lesser extent, corn grits, rice and hops. The prices of these commodities can fluctuate widely and are determined by global supply and demand and other factors over which we have no control. We rarely engage in hedging our raw material costs and, although this policy may change in the future, we currently have no plans to engage in such activities to any significant extent.

Our business is controlled by a principal shareholder and, as a result, our other stockholders will have little or no influence over stockholder decisions.

     A majority of our Class A shares without par value is owned by Beverage Associates Corp. ("BAC"), a company organized under the laws of the British Virgin Islands. BAC was organized by various individual shareholders who are descendants of the Bemberg family, our founding family. BAC's principal purpose is to hold a controlling interest in the Class A shares, and it currently holds title to 49.51% of our outstanding shares and votes such shares as a unit. Various members of the Bemberg family beneficially own an additional 40.51% of our Class A shares. BAC continues to use its interest in our outstanding shares, as it has in the past, to control the election of our entire board of directors, including securing the election of Bemberg family representatives to our board of directors. We do not have any directors on our board who are independent of the Bemberg family. In addition, BAC's interest in our outstanding shares gives BAC the power to determine substantially all other matters requiring shareholder approval, including the determination of dividend payments.

     Upon completion of the transactions contemplated by our recent agreement with Companhia de Bebidas das Americas ("AmBev"), Quinsa will issue 26,388,914 Class B shares to AmBev in exchange for AmBev contributing to Quinsa all the shares of capital stock of AmBev's subsidiaries which manufacture, market, sell or distribute beer in Argentina, Uruguay and Bolivia. AmBev will also purchase 230,920,000 Class A shares from BAC, at which point, AmBev would own 36.09% of the voting rights in Quinsa and 37.5% of the economic interest and BAC would own 52.39% of the voting rights in Quinsa and 28.31% of the economic interest. In addition, AmBev has an option to acquire from BAC, and BAC has an option to sell to AmBev, the remaining 373,520,000 Class A shares owned by BAC in exchange for newly issued shares of AmBev. This option maybe exercised by BAC each year starting in 2003 and by AmBev each year starting in 2009. Upon the issuance of the Class B shares to AmBev and Ambev's purchase of the initial 230,920,000 Class A shares, each of AmBev and BAC will have the right to nominate 50% of the directors constituting our board of directors and 50% of the number of directors of our subsidiaries that BAC is entitled, directly or indirectly, to nominate pursuant to corporate documents, relevant agreements or applicable law. As owners of 36.09% and 52.39% respectively of the voting interest of Quinsa, AmBev and BAC together will have the power to determine all matters requiring shareholder approval. If either AmBev or BAC exercises the option, AmBev will have the right to elect all of our directors, and all or substantially all of the directors of our subsidiaries. See "Item 4. Information on the Company- Business Overview-Relationship with AmBev" and "Item 7. Major Shareholders and Related Party Transactions-Major Shareholders-Relationship with AmBev."

Our proposed alliance with AmBev could be delayed, could fail to occur or, if consummated, could produce results other than those intended.

     On May 1, 2002, we announced a plan to form a strategic alliance with AmBev aimed at optimizing the operational processes and strengthening the financial position of both companies. See "Item 4. Information on the Company-Business Overview-Relationship with AmBev." However, we cannot guarantee that the transactions contemplated by the various agreements relating to our alliance with AmBev will be consummated. It is also possible that any consummation of these transactions will be delayed. If the transactions are delayed, the anticipated economic benefits of the transaction to Quinsa will be reduced.

     The transactions are subject to the satisfaction of certain conditions, including the approval of the applicable antitrust authorities in Argentina. Furthermore, in June 2002, we received a notice from the International Chamber of Commerce stating that Heineken, which owns 15% of our principal subsidiary QIB, had begun an arbitration proceeding against Quinsa and BAC. In its request for arbitration, Heineken alleges that the proposed AmBev transactions violate certain contracts between Heineken and us. Heineken has requested that the arbitration panel prohibit completion of the AmBev transactions and declare that Heineken is entitled to purchase Quinsa's 85% interest in QIB for terms economically equivalent to the value placed by QIB on the AmBev transactions. Heineken also requests that the arbitration panel require Quinsa and BAC to pay Heineken an unspecified amount of money damages. Quinsa and BAC intend to contest vigorously Heineken's allegations but we cannot predict the outcome of the proceeding or how long it will take. The arbitration proceeding could result in the termination of the AmBev transactions or a substantial delay in their completion. It is possible that Heineken will attempt to use the arbitration proceeding to induce a renegotiation of the terms of its contracts with Quinsa and its subsidiaries. Alternatively, Heineken may require us to purchase its interest in QIB at fair value because our existing agreements with Heineken provide that if, without Heineken's consent, we produce or sell a beer brand from a non-Argentine brewery under a trademark or license and such beer is not produced by a Heineken group company, Heineken has the option to sell to us, and we must purchase, Heineken's interest in QIB at fair value. In addition, we cannot predict what actions AmBev may take in the event that the arbitration proceeding prohibits or delays substantially completion of its transactions with BAC and Quinsa.

     Furthermore, in June 2002, we also received a summons indicating that Heineken had commenced a legal proceeding against our company in a Luxembourg court. Like the arbitration notice, the summons alleged that our proposed transaction with AmBev violates certain contractual agreements between Heineken and Quinsa, and requested that the court issue an order prohibiting the completion of the transaction with AmBev until the contract dispute is resolved by an arbitrator. Later in June, the Luxembourg court dismissed Heineken's summons after noting that we and AmBev had agreed not to complete the AmBev transactions before September 15, 2002, the earliest date by which the required approval of the Argentina antitrust authorities is expected. Heineken may appeal this court ruling or may institute a further similar action in Luxembourg court to try to prevent the closing of the AmBev transactions after September 15.

     Finally, if we are permitted to go forward with our proposed alliance with AmBev, we cannot guarantee that this relationship will, in fact, produce the results that we intend. In addition, the presence of another large shareholder may impact our ability to make certain decisions with regard to the conduct of our business.

A default by certain of our subsidiaries could endanger our exclusive bottling agreements in Argentina and Uruguay.

     Certain of our subsidiaries produce, sell and distribute PepsiCo(R) soft drinks under exclusive bottling agreements with PepsiCo, Inc. and/or Seven-Up International ("PepsiCo"), covering certain regions in Argentina and all of Uruguay. Because these companies rely upon PepsiCo to provide them with concentrate and funding for marketing and advertising expenses, changes in their respective relationships with PepsiCo would have a material adverse effect on their respective business prospects. There is a risk that PepsiCo would terminate a franchise agreement upon certain customary events of default by these subsidiaries. Although no such adverse impact has occurred as of the date of this annual report, we cannot guarantee that the Argentine economic crisis will not have an adverse effect on the relationships between PepsiCo and Argentina and Uruguay. You should also read "Item 4. Information on the Company-Business Overview-Argentine and Uruguayan Soft Drinks".

ITEM 4.    INFORMATION ON THE COMPANY


                            HISTORY AND DEVELOPMENT

     Quilmes Industrial (Quinsa) Societe Anonyme was established as a separate company incorporated in the Grand-Duchy of Luxembourg ("Luxembourg") in 1989 when the brewing interests of Enterprises Quilmes, a publicly traded Luxembourg holding company, were spun off from the rest of Enterprises Quilmes' business interests. We remain a Luxembourg holding company and we operate through our subsidiaries, principally QIB, in which we hold an 85% interest. The address of our principal executive offices is Teniente General Peron 667, Buenos Aires, Argentina, 1038. Our telephone number is +54 11 4321 2700.

     Our predecessor business, Brasserie Argentine, was founded in 1888 in Paris by Mr. Otto Peter Bemberg. He later established a brewery in the town of Quilmes, just south of Buenos Aires, in 1890. We eventually established operations in Paraguay in 1932, in Uruguay in 1965, in Chile at the end of 1991 and in Bolivia in 1996. We have grown through the expansion of our own facilities, the introduction and development of our own products, through the acquisition of facilities and brands from other producers as well as through other strategic acquisitions and investments.

Recent Events

   Relationship with AmBev

     On May 1, 2002, we announced a proposed strategic alliance with Companhia de Bebidas das Americas ("AmBev") pursuant to which we plan to integrate our own operations in Argentina, Bolivia, Chile, Paraguay and Uruguay, which we refer to throughout this annual report as the southern cone markets, with those of AmBev. AmBev is a holding company, the subsidiaries of which produce, distribute and sell beer, soft drinks and other non-alcoholic and non-carbonated beverages in Brazil, Argentina, Venezuela, Uruguay and Paraguay.

     We believe that this strategic relationship with AmBev will enable us to continue to remain focused on our beverage business with beer at its core and allow us to grow through geographical expansion and product diversification. Furthermore, we believe that such relationship with AmBev will create value for our shareholders by better enabling Quinsa to compete in a consolidating industry, expand our beverage offerings, strengthen our distribution network and increase our profitability. In connection with the alliance, Quinsa, its primary shareholder BAC, and AmBev entered into various agreements providing for the:

     o contribution to Quinsa by AmBev of all the shares of capital stock of its subsidiaries which manufacture, market, sell or distribute beer in Argentina, Uruguay, Paraguay and Bolivia in exchange for the issuance by Quinsa of Class B shares to AmBev;

     o purchase by AmBev of certain Class A shares from BAC in cash, with AmBev having the option to purchase and BAC having the option to sell the remainder of the Class A shares held by BAC on certain specified dates and upon the satisfaction of certain conditions in exchange for newly issued AmBev shares; and

     o the agreement among Quinsa, BAC and AmBev regarding certain matters relating to the voting, transfer and issuance of Quinsa shares and representation on Quinsa's board of directors.

     These agreements are described in further detail in the paragraphs that follow.

     Share Exchange Agreement. On May 1, 2002, we signed a Share Exchange Agreement with AmBev, pursuant to which AmBev agreed to contribute to Quinsa or, if requested by Quinsa, to one or more of Quinsa's subsidiaries, all the shares of capital stock of its subsidiaries (the "Southern Holding Shares") which manufacture, market, sell or distribute beer in Argentina, Uruguay, Paraguay and Bolivia in exchange for 26,388,914 newly issued Quinsa Class B shares. Pursuant to the Share Exchange Agreement, Quinsa and AmBev will also execute (i) an agreement granting to Quinsa and its subsidiaries the exclusive right to manufacture, market, sell and distribute the AmBev beer brands in Argentina, Chile, Uruguay, Paraguay and Bolivia, and (ii) a distribution agreement pursuant to which AmBev will agree to distribute our Quilmes Cristal brand in Brazil. Our rights with respect to the AmBev beer products are required to be perpetual and we will not be required to pay any royalty or other fees to AmBev in exchange for these rights. The completion of the transactions contemplated by the Share Exchange Agreement is subject to the satisfaction of the conditions set forth in the Share Exchange Agreement, including the approval of the applicable antitrust authorities. Both Quinsa and AmBev agreed to refrain from soliciting, participating in any discussions or entering into any agreement regarding any other strategic proposal relating to Quinsa's business or AmBev's business in Argentina, Uruguay, Paraguay and Bolivia.

     Stock Purchase Agreement. In connection with the Share Exchange Agreement, AmBev and BAC entered into a Stock Purchase Agreement, dated May 1, 2002 pursuant to which, AmBev agreed to acquire from BAC 230,920,000 Class A shares, without par value, of Quinsa for an aggregate purchase price of US$346,380,000. In addition to the initial purchase of shares, BAC granted AmBev a call option, beginning in 2009, to acquire the remaining 373,520,000 Quinsa Class A shares held by BAC in exchange for newly issued shares of AmBev, and AmBev granted BAC a put option, beginning in 2003, to sell AmBev the remaining 373,520,000 Quinsa Class A shares held by BAC in exchange for newly issued shares of AmBev. In the event of a change in control in AmBev, BAC may, and, provided that the change of control occurs more than three years after the initial cash purchase of Class A shares, AmBev may accelerate and exercise its put option. The completion of the transactions contemplated by the Share Purchase Agreement is subject to the satisfaction of the conditions set forth in the Share Exchange

Agreement, including the approval of the applicable antitrust authorities. The closing of the transactions contemplated by the Share Exchange Agreement is subject to the closing of the sale of the 230,920,000 Class A shares to AmBev and vice-versa; consequently, if completed, they would be consummated simultaneously. Pursuant to the Stock Purchase Agreement, BAC agreed to refrain from (i) transferring any of its Quinsa Class A shares except to certain permitted transferees, and (ii) soliciting, participating in any discussions or entering into any agreement regarding a bid that would compete with the proposed alliance with AmBev.

     Quinsa Shareholders Agreement. Pursuant to the Stock Purchase Agreement, Quinsa agreed to enter into a Shareholders Agreement with AmBev and BAC to govern certain matters relating to the voting, transfer and issuance of Quinsa shares. Under the Shareholders Agreement, Quinsa will grant AmBev certain preemptive rights with respect to Quinsa's Class B shares. Until AmBev has acquired 12 million Class B shares, in addition to those acquired pursuant to the Share Exchange Agreement, Quinsa may not issue or sell any Class B shares or grant any rights to purchase or acquire any Class B shares, unless it has first offered to issue or sell or sell such rights to purchase or acquire such Class B shares to AmBev and AmBev has refused. After AmBev has acquired 12 million Class B shares, if Quinsa at any time proposes to effect a capital increase through the issue of shares or rights of any class or series, BAC and AmBev will have the right to subscribe for their proportionate percentage of such shares or rights. Furthermore, Quinsa will agree not to purchase the capital stock of Quinsa or QIB, until the earlier of (a) the second anniversary of the date of execution of the Shareholders Agreement or (b) the date on which AmBev has acquired an aggregate of 12 million Class B shares, except that Quinsa may acquire QIB shares from Heineken in accordance with existing agreements - See "--Business Overview--Relationship with Heineken" below - so long as Quinsa has first offered AmBev the right to buy such QIB shares from Heineken and AmBev has not accepted such offer. The Shareholders Agreement also provides for certain restrictions on BAC and AmBev regarding the acquisition or disposition of any Quinsa Class A or Class B shares, other than in accordance with the terms of the agreements related to the alliance between Quinsa and AmBev. See "Item 7. Major Shareholders and Related Party Transactions--Major Shareholders" for a discussion of the voting rights and veto rights described in the Shareholders Agreement.

   Notice of Legal Proceeding by Heineken

     In June 2002, we received a notice from the International Chamber of Commerce stating that Heineken, which owns 15% of our principal subsidiary QIB, had begun an arbitration proceeding against Quinsa and BAC. In its request for arbitration, Heineken alleges that the proposed AmBev transactions violate certain contracts between Heineken and us. Heineken has requested that the arbitration panel prohibit completion of the AmBev transactions and declare that Heineken is entitled to purchase Quinsa's 85% interest in QIB for terms economically equivalent to the value placed by QIB on the AmBev transactions. Heineken also requests that the arbitration panel require Quinsa and BAC to pay Heineken an unspecified amount of money damages. Quinsa and BAC intend to contest vigorously Heineken's allegations but we cannot predict the outcome of the proceeding or how long it will take. The arbitration proceeding could result in the termination of the AmBev transactions or a substantial delay in their completion. It is possible that Heineken will attempt to use the arbitration proceeding to induce a renegotiation of the terms of its contracts with Quinsa and its subsidiaries. Alternatively, Heineken may require us to purchase its interest in QIB at fair value because our existing agreements with Heineken provide that if, without Heineken's consent, we produce or sell a beer brand from a non-Argentine brewery under a trademark or license and such beer is not produced by a Heineken group company, Heineken has the option to sell to us, and we must purchase, Heineken's interest in QIB at fair value. In addition, we cannot predict what actions AmBev may take in the event that the arbitration proceeding prohibits or delays substantially completion of its transactions with BAC and Quinsa.

     Furthermore, in June 2002, we also received a summons indicating that Heineken had commenced a legal proceeding against our company in a Luxembourg court. Like the arbitration notice, the summons alleged that our proposed transaction with AmBev violates certain contractual agreements between Heineken and Quinsa, and requested that the court issue an order prohibiting the completion of the transaction with AmBev until the contract dispute is resolved by an arbitrator. Later in June, the Luxembourg court dismissed Heineken's summons after noting that we and AmBev had agreed not to complete the AmBev transactions before September 15, 2002, the earliest date by which the required approval of the Argentina antitrust authorities is expected. Heineken may appeal this court ruling or may institute a further similar action in Luxembourg court to try to prevent the closing of the AmBev transactions after September 15.

   Consolidation of our Bolivian Subsidiaries

     During the last quarter of 2001, the boards of directors of Cerveceria Boliviana Nacional La Paz ("CBN"), Cerverceria Boliviana Nacional Santa Cruz ("CBNSC"), Cerveceria Santa Cruz ("CSC") and Cerveceria Tarija ("CT") decided to merge with and into CBN. As a result of the merger, our indirect ownership interests in these various breweries were consolidated, and we now hold a 75.16% ownership interest in CBN and a 91.58% interest in Cerverceria Taquina.

   Merger of FNC and EUSA

     In November 2001, the Uruguayan local authority approved the merger between Fabricas Nacionales de Cerveza S.A. ("FNC") and Embotelladora del Uruguay S.A. ("EUSA"). Until that time, our beer operations in Uruguay had been conducted through FNC and our soft drink operations through EUSA. Upon the merger, EUSA remained the surviving entity in which QIB holds a 59.67% ownership interest.

   Merger of Baesa and CMQ

     On March 9, 2001, the local authority (Inspeccion General de Justicia) approved the merger between Buenos Aires Embotelladora S.A. ("Baesa") and Cerveceria y Malteria Quilmes S.A. ("CMQ"), a majority shareholder of Baesa and one of our wholly-owned subsidiaries in Argentina. CMQ remained the surviving entity. Baesa was an Argentine company that had exclusive franchise agreements to manufacture, bottle and market PepsiCo soft drink brands, and was the largest Argentine and sole Uruguayan PepsiCo bottler.

   Eco de los Andes S.A. Joint Venture

     During the first quarter of 2001, we transferred certain assets related to the mineral water business of Glaciar and Villa de los Arroyos to Eco de los Andes, our joint venture with Perrier-Vittel that we spun off as a separate company in 1999. On December 12, 2001, the board of directors of Eco de los Andes began negotiations with Hecaton, in which we hold a 49% ownership interest through QIB, to merge the two companies to take advantage of potential synergies and economies of scale.

Capital Expenditures

     We made substantial capital expenditures in 1999, 2000 and 2001. Capital expenditures for 2001 include amounts unpaid.

     Capital expenditures in 1999, excluding bottles, crates and acquisitions, were US$89.2 million, and related primarily to the expansion of the Ypane brewery in Paraguay and the construction of a bottling plant in Tucuman with an annual capacity of 1.2 million hectoliters which replaced the old Tucuman brewery.

     In 2000, excluding bottles, crates and acquisitions, our capital expenditures amounted to US$60.4 million. They were primarily related to the
(1) continued expansion of the Ypane brewery, (2) construction of a new distribution center in Paraguay, (3) acquisition of land adjacent to the Baesa plant, (4) installation of coolers in our points of sale, (5) modernization of Baesa's facilities and (6) upgrade of our computer systems, including the installation of SAP.

     Capital expenditures in 2001, excluding bottles, crates and acquisitions, were US$68.7 million, and primarily related to the (1) installation of a new multi-format line in the Zarate brewery; (2) relocation of a filling line to the Quilmes brewery from the Lavallol brewery that we closed in 2001; (3) relocation of bottling lines in Baesa's soft drink plant from the North Plant, which was closed in 2001, to the South Plant in Buenos Aires; (4) merger between EUSA and FNC which involved closing EUSA's soft drink facility and adapting FNC's brewery to accommodate soft drink lines; (5) construction of new buildings in Buenos Aires to house the administrative offices of our soft drink business and our joint beer and soft drink distribution center; and (6) continued installation of coolers in our points of sale, particularly in Paraguay.

     The following table summarizes our capital expenditures for each of 1999, 2000 and 2001:

                                                 1999         2000         2001
                                                -----         -----        -----
                                                       (in US$ millions)
Brewing Facilities.......................       $84.9         $46.5        $47.6
Malting Facilities.......................         2.3           0.3          0.1
Soft Drinks and Water....................         1.4          13.5         20.8
Other....................................         0.6           0.1          0.2
                                                -----         -----        -----
   Total.................................       $89.2         $60.4        $68.7
                                                =====         =====        =====

     In 1999, 2000 and 2001, we spent US$14.9 million, US$9.8 million and US$3.3 million, respectively, on bottles and crates.

     Including the acquisitions of new businesses and minority interests, total capital expenditures increased to US$254.2 million, US$208.8 million and US$94.6 million in 1999, 2000 and 2001, respectively.


                               BUSINESS OVERVIEW

     Beer. We are the largest beer producer both in Argentina and in the combined southern cone markets. Our consolidated net sales totaled US$938.7 million in the year ended December 31, 2001, of which US$637.0 million, or 67.9%, was attributable to sales of beer and US$426.4 million, or 45.4%, was attributable to beer sales in Argentina. Sales of soft drinks in Argentina and Uruguay commenced in December 1999 after our acquisition of Baesa, now merged with CMQ. Our soft drink operations in Argentina and Uruguay were separated in 2001. We closed our soft drink bottling facility in Montevideo and we now manage both our soft drink and beer businesses out of our brewery in Uruguay. In 2001, Baesa's soft drink net sales amounted to US$253.0 million, or 27% of our consolidated net sales.

     The beer business in each of our countries of operation is characterized by strong competition among the major brewers. In recent years these major competitors have expanded into new markets, engaged in intensive advertising and promotional campaigns and introduced new brands. However, in 2001, our breweries enjoyed leading market shares of 67.1% in Argentina, 83.5% in Paraguay, 57.7% in Uruguay and, due to our acquisitions of CBN and CBNSC, approximately 98.1% in Bolivia. In Chile, our market share increased to 10.7% from 9.5% in 2000. We sell 35 different brands of beer in 13 different presentations through all major channels of distribution.

     Our business has grown considerably in the ten-year period between 1991 to 2001 as beer consumption increased by 48.5% in Argentina, 42.2% in Chile, 96.2% in Paraguay, and remained stable in Uruguay and Bolivia. We believe that there will be further growth in consumption in all of our markets. As the following table demonstrates, per capita beer consumption in each of our countries of operation remains lower than that in many other countries.

                                                            Liters per Capita -
Country                                                            2000
-------                                                     -------------------
USA ........................................................        83
Spain.......................................................        73
Canada......................................................        66
Venezuela...................................................        75
Mexico......................................................        51
Brazil......................................................        48
Paraguay....................................................        38
Argentina...................................................        33
Chile.......................................................        26
Uruguay.....................................................        25
Bolivia.....................................................        18

---------
Sources: Canadean Beer Service, The Global Beer Report, September 2001 Edition.

     In addition, compared with the countries of Western Europe and North America, the demographics in our countries of operation indicate relatively faster growth in the drinking age population. We believe that we are well placed to promote and participate in any growth in the region's beer consumption given our:

o    leadership position in the southern cone markets;

o    strong and diversified product portfolio;

o    marketing and distribution capabilities;

o    significant market share position; and

o    technologically advanced breweries.

     With 12.2 million hectoliters of beer sold in 2001, our sales accounted for approximately 59% of all beer sold in the combined southern cone markets and we had a total brewing capacity of 19.7 million hectoliters. From January 1, 1997 through December 31, 2001, we invested approximately US$384.0 million to modernize and expand the capacity of existing facilities, excluding bottles and crates and acquisitions.

     On May 1, 2002, we announced a strategic alliance with AmBev, the largest brewer in Brazil and in South America to integrate our operations in the southern cone markets. For 2001, AmBev sold 2,120 million hectoliters in the southern cone markets, total sales amounted to US$98.8 million. We will enter into a distribution agreement under which, AmBev will distribute our products in Brazil, thereby providing us access to AmBev's extensive distribution network in that country. AmBev will also grant us an exclusive license to produce or import and sell AmBev's Brahma brands in Argentina, Paraguay, Uruguay, Bolivia and Chile on a royalty-free basis. See "--History and Development--Recent Events--Relationship with AmBev."

     Since 1984, Heineken, one of the largest beer producers in the world, has held a 15% equity interest in our principal subsidiary, QIB, through which our operating subsidiaries are controlled. Through this relationship, Heineken provides us with technical advice regarding our brewing facilities and beer products.

     Soft Drinks and Mineral Water. In October of 2000, QIB sold its 57.97% equity stake in Paraguay Embotelladora S.A. ("Paresa"), a Coca-Cola(R) franchise in Paraguay, to Coca-Cola(R) Interamerican Corporation, having chosen to focus on expanding its ownership interest in certain PepsiCo(R) franchises in Argentina through Baesa and Edisa, and in Uruguay through EUSA.

     Baesa, a division of CMQ after its merger with CMQ, and the largest PepsiCo(R) bottler in Argentina, together with Edisa, sold 6.2 million hectoliters of soft drinks and 0.3 million hectoliters of bottled water during 2001. Its market share in Buenos Aires, the principal region in Argentina, was 24.3%. EUSA, our PepsiCo(R) bottler in Uruguay that merged with FNC, sold 0.4 million hectoliters of soft drinks and water in 2001. Its market share for soft drinks in Uruguay was 12%.

     The mineral water business in Argentina comprises mainly two brands, Eco de los Andes and Glaciar. In July 1999, we entered into a strategic association with Perrier Vittel to manage our Eco de los Andes brand through a new company, Eco de los Andes, in which we own a minority interest representing 48.83%. With the spin off of Eco de los Andes, the results of operations of this mineral water brand were no longer consolidated with our financial results as of July 1999. This strategic association is accounted for under the equity method of accounting. See Note 3 to the Consolidated Financial Statements for details. We acquired the Glaciar and Villa de los Arroyos brands as part of our acquisitions of Baesa and Embotelladora del Interior S.A. ("Edisa"), the second largest PepsiCo(R) franchise in Argentina, in December 1999 and 2000, respectively. We transferred certain assets related to the mineral water business of Glaciar and Villa de los Arroyos to Eco de los Andes during the first quarter of fiscal 2001.

     The following discussion addresses (1) our beer operations in Argentina, Bolivia, Chile, Paraguay and Uruguay, (2) our marketing, promotional and distribution activities in these markets, and (3) our soft drink and mineral water activities in Argentina and Uruguay.

Beer Operations in the Southern Cone Markets

Argentina

     The Argentine operations of Brasserie Argentine, our predecessor, began in 1890 at a brewery in the town of Quilmes, south of Buenos Aires. Today, we are the largest beer producer in Argentina. We operate four breweries, a bottling facility in Tucuman, a malting facility in the province of Buenos Aires and a nationwide distribution system for many beer products sold under eleven different brands. Our growth in Argentina is due to increased sales of our existing brands and acquisitions of breweries, the most recent being our acquisition of Bieckert in 1997.

     Our beer, malt and hops operations in Argentina were conducted through CMQ, Cerveceria del Rio Parana S.A. ("CRP"), Cuyo y Norte Argentino S.A.("CYNA"), Patagonia Hops S.A. ("PH"), Malteria Safac S.A. ("Malsaf") and, as of February 1997, Bieckert. During the first quarter of 1998, most of these companies were merged into CMQ, in which QIB holds a 99.67% interest. In September 2001, CMQ sold its 100% interest in Malsaf. See Note 3 to the Consolidated Financial Statements. We also conduct crown bottle top production operations through Coroplas S.A., in which QIB holds an indirect 99.99% interest.

                         Beer Consumption in Argentina

                                                                Hectoliters
                                                               in Thousands
                                                          ----------------------
1997......................................................        12,642
1998......................................................        12,440
1999......................................................        12,680
2000......................................................        12,342
2001......................................................        12,170

---------
Note: Includes both beer brewed domestically and imported beer.

     Sales. In 2001, our market share in Argentina for beer sales overall was 67.1%, according to our internal estimates. Argentina is our largest and most important market for beer, with a population of approximately 37 million, about 17 million of whom live in the Buenos Aires metropolitan area and province. Since 1999, per capita consumption of beer decreased approximately 4%. Following three years of economic recession in Argentina, our market volumes decreased 1.8% in 2001 compared with 2000. In addition to the unfavorable economic environment, including an estimated GDP contraction of 4.9% in 2001, widespread looting and rioting hindered our ability to deliver our products during December 2001, and contributed to the decrease in market volumes sold for fiscal 2001.

     The following table presents our beer sales volume and market share in Argentina for the years 1997 to 2001:

               Quinsa's Beer Sales and Market Share in Argentina

                                                               1997        1998        1999       2000        2001
                                                             -------     -------     -------     -------    -------
Sales volume (hectoliters in thousands)(1)(2).............   9,089.0     9,060.0     8,882.0     8,350.0    8,167.0
Market share(l)(3) .......................................      72.1%       72.8%       70.0%       67.7%      67.1%

---------
(1) Data includes both domestically brewed and imported beer. Our beer imports accounted for no more than 30,000 hectoliters in any of the years presented above.

(2) Data does not include export sales to our companies in other countries in which we operate, principally Chile, Paraguay and Uruguay, which amounted to 23,000 hectoliters, 97,000 hectoliters, 130,000 hectoliters, 57,000 hectoliters and 14,000 hectoliters in 1997, 1998, 1999, 2000, and 2001 respectively. Data for 1997, 1998, 1999, 2000 and 2001 excludes 29,000 hectoliters, 20,000 hectoliters, 21,000 hectoliters, 20,000 hectoliters and 12,000 hectoliters respectively, sold to third parties outside of Argentina.

(3) Market share for 1997 includes 444,000 hectoliters provided by Bieckert acquired in February 1997.

     The following table presents our beer net sales in Argentina for the years 1999 to 2001:

                      Quinsa's Beer Net Sales in Argentina

                                                     1999       2000       2001
                                                    ------     ------     ------
Net sales (in US$ millions)....................     $506.0     $455.7     $426.4

     Geographic Coverage and Brands. Our beer is sold in all provinces of Argentina. Approximately 43% of our beer is sold in the metropolitan area of Buenos Aires. Commercially, our Argentine operations are divided into the following eight geographic divisions:

o    the city of Buenos Aires and the surrounding metropolitan area;

o the Atlantic Region (comprising the main cities on the coast in the province of Buenos Aires);

o the Northeast Region (comprising the provinces of Chaco, Formosa, Corrientes and Misiones);

o    the Litoral Region (comprising the provinces of Santa Fe and Entre Rios);

o the Northwest Region (comprising the provinces of Tucuman, Salta, Jujuy, Santiago del Estero and Catamarca);

o    the Central Region (comprising the province of Cordoba);

o the Western Region (comprising the provinces of Mendoza, San Luis, San Juan, and La Rioja); and

o the Southern Region (comprising the rest of the Buenos Aires province, and the provinces of La Pampa, Neuquen, Rio Negro, Chubut, Santa Cruz and Tierra del Fuego).

     In each of these eight areas, we have a leading market share due to our strong brand portfolio.

     We serve all of the provinces of Argentina with several distinct brands. Our leading beer, Quilmes, sets the price standard in the industry and is sold throughout Argentina as Cristal. Sales of Quilmes Cristal accounted for a national market share of approximately 46.9% in 2001 according to company estimates.

     We began a local production of the Heineken brand in September 1997, pursuant to a trademark license agreement. Having been marketed as an imported brand prior to September 1997, we repositioned Heineken through new advertising campaigns and increased levels of advertising and promotional support. Heineken targets the premium segment of the market, as does Imperial, a brand sold mainly in the on-premise market, and Iguana, a malted barley beer sold in returnable and non-returnable bottles.

     We sell two regional brands, Andes and Norte, and five other domestic beers in Argentina: (1) Liberty, a non-alcohol beer, nationally launched in May 1994; (2) Quilmes Bock, a dark beer sold principally during winter months; (3) Palermo, which is sold nationally and is oriented toward the low-price segment of the market; (4) Quilmes Light, a beer with a low alcoholic content; and (5) Bieckert, a value brand.

     We currently operate one malting plant in Argentina, Malteria Tres Arroyos ("Tres Arroyos"), which is in the province of Buenos Aires. The majority of our malt production is used to supply our own beer plants. Using the barley we purchase from Argentine farmers as discussed below, we ordinarily satisfy nearly all of the malt requirements of our Argentine and Paraguayan beer operations. Only occasional excess production is sold to third parties. In 2001, Tres Arroyos produced approximately 94,900 tons of malt.

     Brewing Capacity. To increase asset utilization and productivity of our brewery network in Argentina, during December 2000 we decided to close down our Lavallol plant used to produce the Bieckert brand and relocate the bottling line and warehouse to the Quilmes brewery. These actions were completed in April 2001. Our installed capacity at December 31, 2001 was approximately 13 million hectoliters net of 1.6 million hectoliters of installed capacity that corresponded to the Bieckert brewery that we shut down in April 2001.

     Our brewing capacity is modern and technologically advanced. The following table provides the location of our five beer facilities in Argentina, their installed capacity and the geographic areas supplied by these breweries:

                                                                                 Areas Supplied
         Location of Brewery                Installed Capacity               (returnable packaging)
---------------------------------------  -------------------------  --------------------------------------
                                         (hectoliters in millions)
                                                                    Greater Buenos Aires, Atlantic, Central
Quilmes(1)(3)..........................              5.1              and Southern Regions

                                                                    Greater Buenos Aires, Litoral, Atlantic
Zarate(1)(2)(3)........................              4.4              and Central Regions

Corrientes(3)..........................              1.5            Northeast, Northwest and Litoral Regions

Mendoza(3).............................              2.0            Western and Southern Regions

Tucuman (bottling facility)............              1.2            Northwest Region

---------
(1) The Quilmes and Zarate breweries also produce non-returnable bottles that are sold throughout Argentina.

(2) The Zarate brewery also produces Heineken and other brands that are sold throughout Argentina, and produces Heineken in bulk to be sent to Uruguay for final processing and bottling.

(3) Produces bulk beer to supply Tucuman bottling facility for final processing and bottling.

Bolivia

     We acquired the breweries CSC and Cerveceria Taquina in 1996. In September and December 2000, we indirectly acquired controlling interests in our previous competitors in Bolivia, CBN (70.34%) and CBNSC (80.92%). With these acquisitions, QIB increased its market share in Bolivia to approximately 98.1%. We conduct our business through Incesa, a 96.17% subsidiary, which owns a 91.58% interest in Cerveceria Taquina and a 75.16% interest in CBN (after its merger with CBNSC, CSC and CT). We have an aggregate capacity of 3.1 million hectoliters in Bolivia through six breweries. CBN also holds 99.11% of Envases de Aluminio Boliviano S.R.L. ("Enalbo") which produces all of the aluminum can requirements for our breweries in Bolivia.

     As a result of synergies from our brewery acquisitions in Bolivia, we have undertaken various restructuring measures to reduce our cost structure. In 2001, we closed three distribution centers and more clearly delineated our product portfolio to particular consumer segments by eliminating nine of our products Size Keep Units ("SKUs"). We have also centralized administrative functions. We believe that such measures will allow for substantial operating improvements going forward.

     This market is strongly influenced by macroeconomic trends and governmental, regulatory and fiscal policies. In February 2000, the Bolivian government increased excise taxes for beer by 39%, causing a negative impact on market volumes. This increase was eliminated in December 2000. During year 2001, the market was affected by unfavorable economic conditions, which led to picket lines and road blocks in different areas and hindered distribution. We continue to believe, however, that the Bolivian market offers opportunities for growth due to our strong position in this market, the favorable age distribution of its population and the current relatively low per capita consumption of 18 liters.

                          Beer Consumption in Bolivia

                                                               Hectoliters
                                                              in Thousands
                                                          --------------------
1997...............................................              1,711
1998...............................................              1,747
1999...............................................              1,637
2000...............................................              1,611
2001...............................................              1,624

---------
Note: Includes both beer brewed domestically and imported beer.

     Sales. Sales volumes, including exports, increased from 799,000 hectoliters in 2000 to 1,593,000 hectoliters in 2001 as a result of the acquisition of CBN and CBNSC between September and December 2000. These two companies accounted for 360,000 hectoliters and 1.2 million hectoliters of our sales in 2000 and 2001 respectively.

            Quinsa's Domestic Beer Sales and Market Share in Bolivia

                                                            1997        1998       1999        2000        2001
                                                           ------      ------     ------      ------      ------
Sales volume (hectoliters in thousands)(1)............       585         616        543         794       1,590
Market share .........................................      34.8%       33.5%      33.7%       49.5%       98.1%

---------
(1)  Includes beer brewed domestically and imported beers.

     The following table sets out our beer net sales in Bolivia for the years 1999 to 2001:

                       Quinsa's Beer Net Sales in Bolivia


                                                     1999      2000      2001
                                                   --------  --------  --------
Net sales (in US$ millions).......................   $30.8     $41.2     $86.7

     More than 60% of our beer sold is consumed in the on-premise market and 93% is sold in returnable packaging.

     Geographic Coverage and Brands. We have a broad portfolio of brands and presentations in Bolivia. Our two main brands, Pacena Pilsener La Paz and Pacena Pilsener Tropical Extra, account for approximately 60.0% of our sales in Bolivia. The first is a national brand and the second is a brand for tropical regions. Other important brands are (1) Taquina Export, the leader in the Cochabamba market; (2) Ducal, a regional brand for the Santa Cruz area; (3) Huari, the leader in the Oruro region; (4) Imperial and Pilsener, aimed at the lower income segment of the market; and (5) Maltin, a non-alcoholic liquid malt. There are also six other minor brands in terms of sales, including Quilmes and Heineken, that are imported from Argentina and Holland.

Chile

     Our beer operations in Chile are conducted through Cerveceria Chile S.A. QIB holds, indirectly, a 100% ownership interest in this entity.

     The Chilean beer market has not grown as expected over recent years and consumption has actually declined on a per capita basis. The following table illustrates beer consumption in Chile in the years 1997 to 2001:

                           Beer Consumption in Chile

                                                                Hectoliters
                                                               in Thousands
                                                             ----------------
1997....................................................           3,946
1998....................................................           3,982
1999....................................................           3,817
2000....................................................           3,945
2001....................................................           3,955

---------
Note: Includes both beer brewed domestically and imported beer.

     Because of the disappointing development of the beer market in Chile, we decided to change our strategy in order to focus on profitability rather than solely on growth. We took a series of actions beginning in 1997 to reposition our two main brands, Becker and Baltica, making them complementary and identifying them more clearly with their respective target market segments. This change in strategy resulted in advertising reductions and a restructuring of our distribution system. In addition, in October 1999, we began to produce the Heineken brand locally under license.

     These actions have proved to be successful, and our market share stabilized and increased steadily from 7.5% in 1998 to 10.7% in 2001. Our volume sold in the local market was 425,000 hectoliters in 2001, increasing 12.7% as compared to 2000.

     The following table sets out our domestic beer sales volume and our national market share for the periods indicated:

             Quinsa's Domestic Beer Sales and Market Share in Chile

                                                               1997        1998        1999        2000       2001
                                                              ------      ------      ------      ------     ------
Sales volume (hectoliters in thousands)(1)(2)..............    284          300        323          377        425
Market share...............................................    7.2%         7.5%       8.5%         9.5%      10.7%

---------
(1) Imported beers are included in the data above but account for no more than 1% of national market share in any year presented.

(2) Data does not include sales to our companies in other countries in which we operate, Argentina and Paraguay, which amounted to 34,000 hectoliters, 44,000 hectoliters, 36,000 hectoliters, 33,000 hectoliters and 5,000 hectoliters in 1997, 1998, 1999, 2000 and 2001, respectively.

      The following table sets out our beer net sales in Chile from 1999 to 2001:

                        Quinsa's Beer Net Sales in Chile

                                                  1999        2000       2001
                                                --------    --------   --------
Net sales (in US$ millions)..................     $24.3       $26.3      $23.9

     From our entry into the Chilean market in 1991 through the end of 2001, we invested US$68.4 million in establishing a presence in Chile, of which US$47.8 million we invested in property, plant and equipment and US$20.6 million we used for bottles and crates. Although our beer operations in Chile have recorded losses over the past ten years, we have established a solid presence in this market and our market share has increased consistently in the past few years. In addition, since fiscal 2000, earnings before interest, taxes, depreciation and amortization (EBITDA) has been positive.

     Geographic Coverage and Brands. Our brands are sold throughout all of Chile. Our direct sales account for 79% of volume sold and independent distributors and wholesalers distribute 21% of our volume in Chile. Direct sales are delivered directly from the Santiago brewery as well as from distribution centers in La Serena, Talca, Concepcion, Temuco and Quilpue.

     We currently serve Chile with three locally-brewed brands: Becker, Baltica and Heineken. We positioned our Becker brand as an affordable international product. In 2001, Becker accounted for 37% of our sales in Chile. Baltica was introduced as a higher alcohol content, dry beer aimed at the lower-income segment of the market. Baltica accounted for 41% of our total Chilean beer sales in 2001.

     After the successful launch of locally produced Heineken in late 1999, the brand accounted for 22% of our sales in Chile in 2001. Although sales of the Heineken brand accounted for a smaller percent of our total sales in 2001 compared with 2000, we believe this performance should continue to improve once the roll-out of this brand in the interior of the country, completed in December of 2001, begins to take effect.

     Brewing Capacity. We operate one brewery in Chile that is located north of Santiago. The plant currently has a capacity of approximately 0.8 million hectoliters.

Paraguay

     We are the largest beer producer in Paraguay, whose population is 5.8 million. We conduct our beer operations in Paraguay through Cerveceria Paraguaya S.A., in which QIB holds an 81.85% ownership interest. We also conduct glass bottle manufacturing operations through Fabrica Paraguaya de Vidrios S.A. ("FPV"). QIB indirectly controls a 75.75% ownership interest in this entity.

     The market for beer in Paraguay is quite different in certain respects from those in our other countries of operation. First, beer does not face significant competition from wine as an alternative alcoholic beverage. Second, domestic beer faces significant competition from imported beer, which accounts for a far higher market share in Paraguay than in neighboring countries. In fact, imports represented an average total national market share of approximately 10% in 2001 and accounted for over 20 different brands. Third, the seasonality of our products is lower than in other countries where we operate because the weather tends to be warmer throughout the year.

     Consumption of beer in Paraguay has grown considerably since 1990, reflecting overall economic growth and internal development, although the country has been highly affected by the recessional situation in Argentina. Furthermore, in recent years, consumption of beer has decreased or increased at a slower rate. In 1999, consumption of beer in Paraguay decreased by 1%, to nearly 2 million hectoliters due, we believe, to an economic and political crisis in the country during that time, which included devaluations of the local currency vis-a-vis the U.S. dollar. Consumption increased slightly by 1% in 2000, and further increased by 1% during 2001.

     The following table illustrates the development of beer consumption for the years 1997 to 2001, broken down according to returnable and non-returnable packaging:

                          Beer Consumption in Paraguay

                                            Beer              Beer
                                        (Returnable)     (Non-Returnable)        Total
                                      ----------------   ----------------   ----------------
                                                    (hectoliters in thousands)
1997..................................      1,467              564               2,031
1998..................................      1,481              499               1,980
1999..................................      1,410              545               1,955
2000..................................      1,505              475               1,980
2001..................................      1,524              481               2,005

     Even though beer consumption in Paraguay has remained relatively flat in recent years, Cerveceria Paraguaya was able to increase its sales volume in 2001 by 5.5% from 1999, achieving 83.5% of total market share in 2001. This improvement was due to several actions taken in previous years, including (1) the launch of the Quilmes brand in 1998, (initially imported from Argentina and now produced locally); (2) the local production of cans since late 1999; (3) the investments made to double the capacity of the Ypane plant and to close down the old Asuncion plant in 2000; (4) the launch of a new presentation of the Baviera brand in late 2000; and (5) the launch of Shandy (a mix of beer and juice) and a beer named Joia in late December 2001. In addition, the economic crisis and currency devaluation primarily affected imported beers rather than those produced locally.

     The following table provides management's estimates of our market share for the past five years:

                Quinsa's Beer Sales and Market Share in Paraguay

                                                           1997        1998         1999         2000        2001
                                                          -----       -----        -----        -----       -----
Sales volume (hectoliters in thousands)(1)............    1,302       1,365        1,520        1,603       1,675
Market share(1).......................................     64.2%       68.9%        77.8%        81.0%       83.5%

---------
(1)  Includes beer brewed domestically and imported beers.

     The following table sets out our beer net sales in Paraguay for the years 1999 to 2001:

                      Quinsa's Beer Net Sales in Paraguay

                                                     1999      2000      2001
                                                   --------  --------  --------
Net sales (in US$ millions)....................      $81.5     $84.8     $82.9

     Geographic Coverage and Brands. Our beer is sold in all areas of Paraguay, and our beer has the largest market share in each area. During 2001, we served these areas with four principal domestic brands. Our principal brand, and the leading national brand in Paraguay is Pilsen, a leader in the rural areas of the country although it has been steadily gaining market share in the Asuncion area. We estimate that Pilsen had a 44.4% market share in 2001 and represented 53.1% of beer volume sold in Paraguay.

     We began selling Quilmes in Paraguay in 1998; in 2001, this brand accounted for 14.9% of our national sales behind Pilsen and Dorada, a beer aimed at the urban markets of the country's interior and accounting for 15.4% of beer sales in 2001. Baviera is our fourth brand in the region and is positioned as a premium beer; it represented 12.6% of beer sales in 2001, up from 5.7% in 2000. Cerveceria Paraguaya also sells two other brands: (1) Bremen, which is produced locally and (2) Heineken, which is imported from Holland.

     Brewing Capacity. We built a plant in Ypane in 1995. Investments made at the Ypane brewery resulted in a doubling of its capacity, to 2.0 million hectoliters in 2001. These investments allowed us to increase our capacity and create efficiencies by producing cans and brewing Quilmes locally. We closed our other brewery in Paraguay in 2000, which allowed us to reduce labor and production costs. Thus, these undertakings allowed us to increase our capacity while reducing our costs.

Uruguay

     We are the leading beer producer in Uruguay. Our beer operations in Uruguay were conducted through FNC until November 2001, when the merger between FNC and EUSA, our soft drink bottling subsidiary, was approved. As result of this merger, QIB holds a 59.67% ownership interest in the combined entity. We also conducted malt production operations through Malteria Oriental S.A. ("Mosa") in which QIB held a 58.24% interest until we sold Mosa in March 2000.

     Our products accounted for 57.7% of all beer sold in Uruguay in 2001 with our Pilsen brand being the leading national brand and accounting for 48.8% of the market. With a population of 3.3 million, Uruguay is our smallest market in terms of beer sales. Since 1999, the Uruguayan economy has been steadily contracting as a result of the Argentine economic situation. As a result, beer market volumes in Uruguay declined by 19% to 588,000 hectoliters in 2001.

     The following table demonstrates the consumption of beer in Uruguay from 1997 to 2001:

                          Beer Consumption in Uruguay

                                                                Hectoliters
                                                                in Thousands
                                                                ------------
1997.....................................................            810
1998.....................................................            799
1999.....................................................            726
2000.....................................................            688
2001.....................................................            588

---------
Note: Includes beer brewed domestically and imported beer.

     In 2000, AmBev with Danone acquired a controlling interest in Compania Salus S.A. ("Salus"). QIB also increased its ownership interest in Salus to 34.66%. AmBev also acquired a controlling interest in the third Uruguayan brewery Cerveceria y Malteria Paysandu S.A. ("Cympay"), making the Brazilian brewer the second largest in the Uruguayan beer business. In recent years, an element of our sales in Uruguay has consisted of exports to our company in Paraguay and also exports to Brazil. The following table provides information regarding our market share in the Uruguayan beer market and our market volumes sold within and exported from Uruguay for the years 1997 to 2001:

                Quinsa's Beer Sales and Market Share -- Uruguay

                                                          1997       1998       1999       2000       2001
                                                        --------   --------   --------   --------   --------
Domestic sales volume
   (hectoliters in thousands).......................       417        415        387        375        340
Market share........................................      52.0%      52.0%      53.3%      54.5%      57.7%
Exports (hectoliters in thousands)(1)...............        74         36         38         31         11

---------
(1) Represent exports to southern Brazil and, in 1999 and 2000, sales to our operating subsidiary in Paraguay that amounted to 15,000 and 16,000 hectoliters, respectively.

     The following table presents our beer net sales in Uruguay for the years 1999 to 2001:

                       Quinsa's Beer Net Sales in Uruguay

                                                      1999      2000       2001
                                                     ------    ------     ------
Net sales (in US$ millions)...................       $27.6     $26.1      $23.2

     As a consequence of the merger between FNC and EUSA, we closed our soft drink bottling facility in Montevideo. We now manage both our soft drink and our beer business out of our brewery in Uruguay. We believe this consolidation of operations in Uruguay will create operational synergies and lead to cost reductions. Approximately 72% of our total sales in Uruguay are indirect sales through 26 distributors, while approximately 28% of total sales in Uruguay are direct sales.

     Geographic Coverage and Brands. Our beer is sold in all regions of Uruguay, with approximately 47.7% of our sales volume occurring in the metropolitan area of Montevideo, which accounts for 1.3 million of Uruguay's total population. We serve this market with three domestic brands and four imported brands. The leading brand in Uruguay is our domestic brand, Pilsen, which in 2001 accounted for approximately 81.9% of our beer sales by volume and had a total market share of approximately 47.3%. Pilsen is positioned as a standard beer; it is strong in all regions of the country, but particularly so in the interior. Our other Uruguayan brands are Doble Uruguaya and Zillertal. Doble Uruguaya targets traditional beer consumers in Uruguay, while Zillertal is our premium brand in this market.

     In the import segment of the market, we offer the Heineken brand, with the exception of the 1 liter bottles which are bottled in Uruguay, Quilmes, Iguana and Liberty.

     Brewing Capacity. We operate one brewery in Uruguay that is located in Montevideo. The brewery currently has an approximate annual capacity of 0.8 million hectoliters, a capacity significantly greater than Uruguayan demand. Some of the excess capacity has been used in recent years to export beer to Brazil and Paraguay.

Raw Materials

     Beer production involves several raw materials. The main ingredient in beer is malt, a product made from germinated and roasted barley. Malt is mixed with water, hops and corn grits or rice in various proportions until the desired taste is obtained. The resulting mixture is called wort. Wort is malt that is fermented with selected yeasts to produce beer, which is then filtered, pasteurized and bottled. Aside from these natural ingredients, beer production also relies on other raw materials such as bottles, aluminum cans, labels and crown tops.

     We develop, produce and market out of our own farms in Argentina five barley strains that we use in our beer operations in Argentina and occasionally in Uruguay. This allows us to exercise a significant degree of control over the quality of our beer. The barley strains we develop and patent account for substantially all of the barley grown in Argentina. Since 1982, we have developed five strains of barley on an experimental farm located in Tres Arroyos, 500 kilometers southeast of Buenos Aires.

     Although we develop the barley strains, we do not grow our barley requirements. Rather, we sell the barley seed to local farmers under arrangements pursuant to which we receive specified quantities of the harvested product. We make any additional purchases of harvested product at prices negotiated at the time of purchase. Barley is a commodity and the price loosely follows the price of wheat.

     As described above, we purchase malt locally for our operations in Argentina, and for Bolivia, we purchase our malt requirements from Chile and Uruguay. We purchase malt locally and from Belgium for our requirements in Chile, and Argentina and Uruguay supply our malt needs for Paraguay. While our malting plant in Uruguay, Mosa, was sold during the first quarter of 2000, we continue to purchase our malt requirements from this plant for our operations in Uruguay.

     We use either corn grits or rice in our beer production, depending on market prices, and purchase these products locally in each of our countries of operation.

     We obtain our water requirements from wells located at each of our breweries in the southern cone markets or from public utilities. We monitor the quality, taste and composition of the water we use and treat it to remove impurities and to comply with internal quality standards as well as all applicable regulations. We do not foresee any shortage in our current water supply.

     Due to the economic situation in Argentina, we have begun to purchase most of the raw materials that we used to import from local suppliers for our Argentine business. If economic conditions worsen even our local suppliers of raw materials may have difficulty providing such materials in the future. Furthermore, since all commodities are pegged to international prices, their prices are necessarily volatile and any devaluation of the currencies of the countries in which we operate could impact our direct costs associated with the purchase of this raw material.

     We purchase most of our requirements for bottles in Argentina from local suppliers and from FPV in Paraguay. In Chile, we purchase our bottles from local suppliers and from suppliers in Argentina, and Bolivia, we purchase our bottle requirements locally. In Paraguay, we purchase our bottles locally from FPV, and in Uruguay, we purchase bottles from both local and Brazilian suppliers. We purchase locally most of our aluminum can and can end requirements for our operations in Argentina. CBN holds 99.11% of Envases de Aluminio Boliviano S.R.L. which produces all of the aluminum can requirements for our breweries in Bolivia. We purchase aluminum cans locally and from Argentina and Mexico for our requirements in Chile, we import aluminum cans from Argentina to satisfy our requirements in Paraguay and Uruguay.

     In Argentina, labels are purchased locally and imported from Belgium until August 2002, when all label requirements for our operations in Argentina will be purchased locally. Labels are purchased locally and from Chile for our requirements in Bolivia; we purchase labels locally and from Argentina for our requirements in Chile; and we import labels from various countries for our requirements in Paraguay and Uruguay. In Argentina, Bolivia and Paraguay, crown tops are purchased locally and imported from Brazil; in Chile, we import them from Mexico; and in Uruguay, we imported them from Argentina and Brazil.

     If our transaction with AmBev is consummated, we believe we will realize significant savings for purchases of raw materials.

Beer Marketing, Sales and Distribution in the Southern Cone Markets

   Marketing

     Product Presentations. The vast majority of our beer sales in the southern cone markets are made in glass containers of various sizes. Our most important packaging is the one-liter returnable bottle, which represented more than 89% of our total beer sales volume in Argentina in 2001. This reflects the price advantage of the one-liter returnable packaging over others as well as traditional consumer preferences. Even though we have launched different non-returnable formats over time, the economic situation in most of our markets has led us to focus on returnable packagings. In 2001, aluminum can sales accounted for about 6% of total sales volume in Argentina. Elsewhere, participation of aluminum cans in volume sold represented 8% in Bolivia, 13% in Chile, 11.5% in Paraguay and 2% in Uruguay. In Chile and Paraguay, the sales of this presentation increased significantly from late

1999, when local production of cans began. One of our presentations in Argentina is a 5-liter disposable keg which is sold primarily through supermarkets.

     We have led packaging innovation in our markets over the years. In 2000, we launched 1/2 liter glass and PET non-returnable bottles under the Quilmes brand, the latter of which was the first to be introduced in the Argentine market. We also introduced a one-liter non-returnable bottle for the Heineken and Iguana brands in Argentina. In Uruguay, we introduced Pilsen in 1/2 liter non-returnable bottles. In Chile, we produce Becker and Baltica beer in a range of locally produced returnable and non-returnable bottle presentations with twist-off tops. We also worked to improve the packaging of our Palermo brand of beer by introducing a 6-pack of this particular brand. In 2001, we launched a 250 cubic centimeter (approximately 1/4 of a liter) returnable bottle for the Heineken brand in Chile, a special Quilmes bottle of approximately 1/3 of a liter, with a sleeve decorated based on various themes; a limited edition 5 liter keg; a variety of new designs on our Quilmes cans; and a "shaped can" for the Quilmes Cristal brand as well.

     Advertising and Promotional Activity. In previous years, we increased our advertising and promotional activities to support the launch of new brands and packaging formats as well as to maintain the visibility of our other national and regional brands. We advertise and promote our beer primarily through television and radio campaigns and, to a lesser extent, through other media such as newspapers and magazines with large circulations, and billboards in strategic locations including stadiums and major intersections. We also use sponsorship of popular and highly publicized sports and other recreational events as well as sponsorship of individual sports teams as a means of advertising and marketing our products.

     During 2001, we continued to focus our marketing efforts on sports sponsorships including sponsorship of the national soccer team, the national rugby squad and the national basketball team in Argentina. We also sponsored the two most popular soccer teams in Argentina, one soccer team in Uruguay and various soccer teams in Bolivia. During 2002, our Quilmes brand ceased to sponsor local soccer teams in Argentina except for a second-division soccer team based in Quilmes, but we continue to sponsor the national soccer team.

     We increasingly engage in various "point of purchase" promotional activities at the trade level. In the on-premise segment, we place special emphasis on ensuring that our main outlets are easily identifiable through the use of promotional sun umbrellas, tables, chairs and draft beer columns displaying our brand logos.

     We regularly conduct surveys in all our markets to monitor the progress of our products and the success of our marketing strategies. Among many varied market research techniques, we commission monthly surveys in both the regional and national markets in which we operate to evaluate the position of our brands within those markets. We also regularly conduct follow-up tests to evaluate the effectiveness of particular advertising strategies.

     Pricing. There is no regulation of wholesale or retail beer prices in our countries of operation. In pricing our products, we consider many factors, which vary in individual importance from time to time. These factors include general economic conditions, the success and profitability of our various product presentations, the prices of our competitors' products, the prices of substitute products such as wine and soft drinks, the effects of inflation and taxes as well as the level of costs.

   Sales

     Points of Sale. Our beer products are sold to more than 440,000 points of sale throughout the southern cone markets. The number of points of sale covered by us in each country of operation varies widely from more than 300,000 in Argentina to 51,000 in Bolivia, 14,000 in Chile, 53,000 in Paraguay and over 25,000 in Uruguay.

     In contrast to much of Latin America, the beer we sell in our southern cone markets that is consumed in on-premise consumption outlets such as bars and restaurants ranges from only 13% to 27%. The exception to this is Bolivia, where on-premise consumption accounts for 62% of the market. Convenience stores and medium size grocery stores largely account for the off-premise consumption segment. Sales to supermarkets do account for a growing portion of our sales in the off-premise segment. In 2001, sales to supermarkets accounted for 30% of sales in Chile, 10% in Argentina, 9% in Uruguay and approximately 2% of total sales in Bolivia and Paraguay. Due to our strong brands and distribution system, we have been successful in controlling the increased significance and bargaining power of supermarkets.

     Terms of Sale. Most of our sales of beer are made on a credit basis, with the terms of credit in Argentina, for example, ranging from 16 to 21 days. The length and other terms of the credit extended often depend on competitive factors and the strategic importance of the particular outlet.

     Indirect Sales through Distributors. The large majority of our beer sales are indirect sales conducted through independent distributors. In Chile, however, we distribute most of our beer products directly to supermarkets and other retailers in both the on- and off-premises consumption segments.

     Distributors vary in size from small operations with a handful of employees to larger, established companies. The number of distributors within an area is determined by taking into consideration, among other things, market needs, number of points of sale to be covered, geographic features and the availability of communication systems.

     The following table shows, for each of our countries of operation for the year ended December 31, 2001, the approximate percentage of total beer sales by volume accounted for by independent distributors, the approximate number of distributors operating in each country and the approximate number of points of sale covered:

                  Beer Sales through Independent Distributors

                                                    Argentina      Bolivia      Chile       Paraguay      Uruguay
                                                    ---------      -------      -----       --------      -------
Percentage of Total Sales....................           83%          87%          21%          58%          72%
Number of Distributors.......................          252          569(1)       189(2)       114           20
Points of Sale Covered
   (in thousands)............................          280           40          1.7           32           22

---------
(1)   Includes agencies (exclusive and non-exclusive) and distributors.
(2)   Includes two distributors and 187 wholesalers.

     Normally, arrangements with the distributors in each of our countries of operation are based on a standard contract that requires the distributor to carry our products exclusively and grants it exclusive rights to sell those products within a defined area to retailers. The contract may also prohibit the distributor from selling to wholesalers and supermarkets to which we reserve the right to sell products directly. The distributors return empty bottles and crates to our plants or distribution centers and collect full ones. When dealing with distributors, the only transportation cost we pay is the cost of transporting beer from our plants to our distribution centers, although it is more common for our distributors to collect our bottles and crates at our plants.

     Direct Sales. In Argentina, we use rented vehicles for direct distribution of our beer to large supermarket chains and to over 25,000 retailers. In Bolivia, we distribute our products using our own sales force, which accounts for approximately 13.0% of total volume sold and 11,000 points of sale. In Chile, our sales are primarily direct via a fleet of approximately 50 rented trucks that distribute our beer products to supermarkets and other retailers. In Paraguay, direct sales are conducted exclusively on a pre-sell system covering more than 21,000 points of sale, 71% of which are in the capital city of Asuncion. In Uruguay, our direct sales amount to 28% of total beer sales and cover 3,200 points of sale including wholesalers and supermarkets. In each of the countries in which we operate, our direct sales are delivered within 24 hours from the time an order is placed.

     Sales Force. In each of our countries of operation, we maintain sales forces whose responsibilities are divided largely by geographic area or channel of distribution. In addition to selling our products, our sales forces monitor the performance of our products in several different ways including making daily evaluations of sales by brand and presentation, completing monthly reports on sales by distributor and major retailer and maintaining registers of actual and potential points of sale. The sales forces also oversee the merchandising of our products, maintain frequent customer contact, supervise the turnover of customers' stock of our beverages and monitor the prices charged to consumers.

     In Argentina, we have met the challenge of increased competition by giving our sales force greater autonomy to make sales decisions more quickly in response to location-specific needs. We have also established a trade marketing department which has been effective in coordinating consumer promotions and joint promotions with other brands, regions, channels and companies, in order to maximize the resources we devote to advertising and promotional activities. We have also worked closely with our distribution network to provide proprietary merchandising manuals, supplementary training, benchmarking activities, marketing and sales software and advice on optimal infrastructure designs, among other actions.

   Distribution

     We deliver our beer products in each of our countries of operation through a system of breweries, distribution centers and warehouses.

     In Argentina, we operate our distribution system from five facilities covering different geographic areas, which helps us to more effectively serve our regions of distribution as well as reduce transportation costs, thereby providing a distinct advantage over our competitors. In 2000, we unified our beer and soft drink distribution centers in Mar del Plata, and we did the same for these centers in Buenos Aires in 2001. We also control four distribution centers in Cordoba, Corrientes, Resistencia, and Rosario from which we only distribute our beer brands; however, we intend to unify our beer and soft drink distribution centers in these cities.

     In Bolivia, our beer is distributed from the six plants operated by Incesa and from three warehouses located within the country. In 2001, as a result of synergies resulting from our acquisitions of CBN and CBNSC, we undertook various restructuring measures, including closing three distribution centers, to reduce our cost structure. See "Item 4--Information on the Company--Business Overview--Beer Operations in the Southern Cone--Bolivia."

     In Chile, we distribute our products to the metropolitan Santiago area from our brewery outside of Santiago and from our distribution centers in La Serena, Talca, Concepcion, Temuco and Quilpue for all other regions in the country.

     In Paraguay, Cerveceria Paraguaya restructured its distribution system during 1996 and 1997, and consolidated its distribution infrastructure to better address the needs of the market. In 2000, we doubled the installed capacity of the Ypane plant, shut down our Asuncion plant and opened a new distribution center in Asuncion. As a result, beer is now distributed from the Ypane plant as well as from four key distribution centers.

     In Uruguay, as a result of the merger of our brewery and soft drink plants, we sell and distribute these products jointly. We deliver our products in Montevideo from our production facility there as well as through two distributors. In the interior of Uruguay, we have 18 distributors of our beer and 27 for our soft drinks.

     If our strategic alliance with AmBev is consummated, we will be able to take advantage of AmBev's extensive distribution network in Brazil to distribute our Quilmes brand of beer in the Brazilian market. In addition, we will receive a license from AmBev to produce or import and sell its Brahma brands in the southern cone markets on a royalty-free basis.

     We believe that our extensive and strong distribution systems in each of our countries of operation have enhanced the profile and penetration of our well-recognized brands.

Competition in the Beer Industry

     Factors influencing beer choice among consumers in the southern cone markets include price and product availability. Beer producers in these markets have responded to increased competition through promotional activities, enhanced customer service to retailers and differentiation through brand presentation. Also, aside from competition with other beer brands, we compete against producers of wine and other alcoholic beverages as well as with other soft drink producers, although to a lesser extent.

     The prospect of growth in beer consumption in Argentina, Bolivia, Chile, Paraguay and Uruguay has attracted new market participants, including us in the case of Chile in 1991, and Bolivia in 1996, and has produced intensely competitive environments in these markets. The participants in these markets include major local and international concerns with substantial financial resources and particular industrial strengths.

     Since 1994, our operations in Argentina have faced increased competitive activity. Late 1994 marked the commencement of substantial local production by two large foreign brewing companies. Brahma (now AmBev), the largest producer of beer in Brazil, commenced production at a new, approximately 1.5 million hectoliter brewery at Lujan, near Buenos Aires, and later increased production by about 50% with the addition of a canning line in 1998. Prior to commencing production in Lujan, Brahma imported its products into the Argentine market. We also face competition from Warsteiner Brauerei Hans Cramer GmbH & Co. ("Warsteiner"), a large German brewer that commenced production at a 1.2 million hectoliter brewery at Zarate, also near Buenos Aires. We face competition from several regional concerns in Argentina as well, including Compania Industrial Cerveceria Salta S.A. ("Salta"), Cerveceria Santa Fe S.A. ("Santa Fe") and Cerveceria Cordoba S.A. ("Cordoba"), three breweries acquired by Compania Cervecerias Unidas S.A. ("CCU") of Chile.

     Anheuser-Busch Companies, Inc. ("Anheuser-Busch"), the world's largest brewer, entered into a brewing joint venture with CCU of Argentina. The joint venture commenced operations at the end of 1996 and produces, markets and distributes in Argentina Anheuser-Busch's Budweiser brand. The joint venture also distributes the brands produced by CCU's Argentine breweries, which have an installed capacity of 2.9 million hectoliters in Argentina.

     Advertising and promotion expenditures were increased as new competitors entered the market with the objective of increasing our overall market share over time. The economic crisis and peso devaluations in Argentina may make it less expensive for international concerns to make investments in Argentina. Consequently, a continuation of adverse economic conditions in Argentina may result in increased competition in our Argentina markets. We intend to continue with strategies designed to maintain or improve our competitive position in our markets but we cannot assume that these strategies will be successful. Any loss of market share could be permanent. Competition in the beer market may take the form of aggressive price discounting, which could have a negative impact on our results of operations. Our market share of the Argentine beer market in 2001 was 67.1%, compared with 67.7% in 2000 and 70% in 1999. We cannot guarantee that the economic situation in Argentina or other factors such as aggressive action by our competitors will not cause us to lose additional market share in our most important market.

     Due to the acquisition of our two previous competitors, CBN and CBNSC, our market share in Bolivia increased to approximately 98.1% in 2000 and remained stable during 2001. The only remaining competition is from imported beer and minor local brewers.

     In Chile, we are the new entrant challenging the leadership of CCU, a substantial beer producer that is part of a larger industrial group and whose share of the Chilean beer market in both 1999 and 2000 was approximately 90%. In 1998, we began to see positive effects from the repositioning of our two main brands, Becker and Baltica, which we instigated in 1996 in response to a lack of growth in the market. The repositioning led to an increase in domestic volume sales and market share in 1998. During 1999 and 2000, our domestic volume sales continued to increase, assisted by the introduction, in October 1999, of locally-brewed Heineken. In December 2001, we completed the roll-out of Heineken throughout the country; as a result, we anticipate increased volume sales in the future, and consequently, increased market share.

     In Paraguay, imported beer accounts for approximately 10% of the market share, the most important being Ourofino and Brahma, which are produced by AmBev, as well as Budweiser and Miller brands. There are also some minor local brewers. We have increased our market share steadily from 77.8% in 1999 to 83.5% in 2001.

     In Uruguay, we compete in the beer market with two local producers, Cympay and Salus, that were recently acquired by AmBev. In 2001, the market shares of Cympay and Salus were approximately 19.8% and 19.4%, respectively. Salus is also the largest local producer of bottled water in the country.

Relationship with Heineken

     Our relationship with Heineken dates from 1984 when Heineken purchased a 15% equity interest in our principal subsidiary, QIB, while we retained the remaining 85%. All of our operating companies are wholly-owned, majority-owned or controlled subsidiaries of QIB.

     QIB Shareholders' Agreement. Our relationship with Heineken as an investor in QIB is governed by a shareholders' agreement that we entered into with Heineken (the "QIB Shareholders' Agreement"). The QIB Shareholders' Agreement provides that the board of directors of QIB will be composed of one Heineken nominee for every three Quinsa nominees and gives Heineken the right to cause QIB to appoint a Heineken nominee to the board of directors of the various operating companies. Currently, the board of directors of QIB contains two Heineken nominees and six Quinsa nominees. In addition, without the consent of Heineken (which consent may not be unreasonably withheld by Heineken), the board of directors and shareholders of QIB may not take any action relating to:

     o    the issuance by QIB of new shares;

     o    a change in the articles of association or by-laws of QIB;

     o    a liquidation of QIB; or

     o the reinvestment of dividends received by QIB from its operating subsidiaries.

     Heineken may export its products for sale in Argentina, Chile, Paraguay or Uruguay only to the extent that (i) our local operating company is unable to meet demand for those products and (ii) such products are not produced locally under a Heineken license, as is the case, since September 1997, in Argentina, and since October 1999, in Chile. We may only launch a new beer product or enter into a new marketing venture in Argentina, Paraguay or Uruguay if we conduct our business through QIB or one of its subsidiaries. Furthermore, Heineken may require us to purchase Heineken's interest in QIB at fair value if, without Heineken's consent, we either (x) produce or sell a beer brand from a non-Argentine brewery under a trademark or license and such beer is not produced by a Heineken group company, or (y) engage a company that does not belong to the Heineken group for the provision of technical advice. The proposed AmBev transactions, ifconsummated, would allow Heineken to exercise this right.

     Finally, QIB may not sell shares in an operating company and we may not sell shares in QIB to a third party without first offering the shares to Heineken at the same price as that offered by the third party. Heineken is similarly bound should it wish to transfer its shares in QIB to a third party.

     In June 2002, we received a notice from the International Chamber of Commerce stating that Heineken had begun an arbitration proceeding against us and BAC alleging that the proposed AmBev transactions violated certain contracts between Heineken and us and asking that the arbitration panel (i) prohibit completion of the AmBev transactions; (ii) declare that Heineken is entitled to purchase Quinsa's 85% interest in QIB for terms economically equivalent to the value placed by QIB on the AmBev transactions; and (iii) award money damages to Heineken of an unspecified amount Furthermore, in June 2002, we also received a summons indicating that Heineken had commenced a legal proceeding against our company in a Luxembourg court requesting that the court issue an order prohibiting the completion of the transaction with AmBev until the contract dispute is resolved by an arbitrator. The court dismissed Heineken's summons. See "--History and Development--Recent Events--Notice of Legal Proceeding by Heineken" above.

     Technical Assistance Agreements. Our relationship with Heineken as a technical adviser is governed by technical assistance agreements relating to both our brewing and malting operations. The technical assistance agreements related to our brewing operations are renewed automatically every three years unless we or Heineken give one year's notice of termination. The technical assistance agreement related to our malting unit is automatically renewed annually unless either party gives six months' notice of termination, but it is subject to immediate termination upon Heineken's withdrawal of its investment in QIB. The agreements are scheduled to expire on December 31, 2003. This agreement has been renewed consistently since 1984 but we cannot guarantee that the agreements will be renewed in the future.

     Heineken may terminate the technical assistance agreements upon (i) certain customary events of default by us and (ii) if any entity whose interests are reasonably believed by Heineken to be incompatible with those of the Heineken group, either acquires a significant participation in the capital of our operating companies or acquires control of the operating companies. Heineken might seek to terminate these agreements if the AmBev transactions are completed.

     The technical assistance agreements cover issues relating to both product quality and the maintenance of production equipment and facilities. Heineken assists us in the quality control process by conducting laboratory analyses of raw materials, taste tests, evaluations of our own technical reports and annual "technological audits" of the operating companies and also provides advice regarding environmental issues, managerial systems and the purchase of raw materials. Furthermore, under the technical assistance agreements, we can request certain additional services with respect to our breweries, including assistance in planning and constructing new breweries, training brewers and engineers and developing new products, production methods and packaging materials.

     In 2001, 2000 and 1999, fees and expenses paid for services provided by Heineken were US$1.0 million, US$1.0 million and US$1.3 million, respectively (excluding salaries paid by us to no more than five Heineken employees in each year). These fees and expenses are included as technical advisory service expenses within cost of goods sold in the Consolidated Statement of Income.

     Since 1997, we have brewed the Heineken brand in Argentina pursuant to a trademark license agreement. In 1999, we signed a trademark license agreement with Heineken to brew the Heineken brand in Chile. Production started in October 1999. The trademark license agreement provides that if Quinsa does not achieve certain specified levels of sales of Heineken beer by the end of 2002, Heineken and Quinsa will consider in good faith whether the license arrangement should be altered or terminated. We do not expect to achieve the specified level of sales by the end of 2002.

     Heineken has significant brewery interests throughout the world and, in addition to its investment in us, holds a significant equity interest in Kaiser, a Brazilian beer producer, and an indirect participation in CCU in Chile.

Argentine and Uruguayan Soft Drink Market

     Argentina and Uruguay, with populations of approximately 37 million and
3.3 million people, respectively, are characterized by relatively low per capita consumption of soft drinks. In 2001, the average person in Argentina and Uruguay consumed approximately 97 liters and 75 liters, respectively.

     Our sales of soft drinks in Argentina and Uruguay began in December 1999 with the acquisition of Baesa, the largest PepsiCo(R) bottler in Argentina and the sole PepsiCo(R) bottler in Uruguay. In September 2000, Baesa agreed to merge with CMQ; the merger was approved by governmental authorities in March 2001 and CMQ is the surviving entity where Baesa has become the soft drink division of our Argentine business. The synergies resulting from the merger have benefited both beer and soft drink operations through cost reductions and through the adoption of more efficient fiscal policies. For example, we unified certain distribution centers of CMQ and Baesa including the warehousing and delivery of beer and soft drinks in Buenos Aires and Mar del Plata. In addition, the volume of soft drinks sold through distributors increased due to the integration of the distribution networks of CMQ and Baesa.

     In 2001, our soft drink sales volume totaled 6,160,000 hectoliters in Argentina and 281,000 hectoliters in Uruguay and our net sales of soft drinks totaled US$253.0 million in Argentina and US$15.3 million in Uruguay.

     With merger of Baesa into CMQ in March of 2001, CMQ now owns exclusive rights to produce, sell and distribute PepsiCo(R) soft drink products, including Pepsi Cola(R), Pepsi Cola Light(R), Pepsi Max(R), Seven-Up(R), Seven-Up Light(R), Mirinda(R), Paso de los Toros(R), Kasfruit Juice(R), Kas(R), Tropicana(R) and Gatorade(R). In December 2001, we introduced ready-to-drink Tropicana and started manufacturing and distributing Gatorade nationwide, so that we now distribute the three lines of PepsiCo beverages.

     Until March 2001, Baesa and Edisa sold 4 water brands in Argentina:
Glaciar, Villa de los Arroyos, La Moderna and Sierras del Sur. As of April 2001, the Glaciar and Villa de los Arroyos businesses are being managed by Eco de los Andes in which we hold a 48.83% interest through QIB, while the La Moderna and Sierras del Sur brands remain with CMQ.

     Our bottled water sales volume in 2001 totaled 278,000 hectoliters in Argentina and 138,000 hectoliters in Uruguay, compared to 593,000 hectoliters and 215,000 hectoliters in 2000, respectively. Glaciar was the main brand of bottled water sold in Argentina by Baesa until March 30, 2001 when certain assets related to the mineral water business of Glaciar were transferred to Eco de los Andes S.A. During the first quarter 2001 we sold 137,000 hectoliters of Glaciar water compared with 146,000 hectoliters in the first quarter 2000. Other than Glaciar, we sold 141,000 hectoliters of our other brands of mineral water during 2001, compared to 117,000 hectoliters in 2000.

     Geographic Coverage. In December 2000, CMQ acquired a 99.21% equity stake in Edisa, the second largest PepsiCo(R) bottler in Argentina for US$18.3 million. At the time of the acquisition, Edisa owned bottling facilities in the cities of Tucuman, Rosario and Resistencia, and its franchise covered nine Argentine provinces. Edisa's carbonated soft drink sales volume represents approximately 18% of PepsiCo's soft drink sales in Argentina. As a result of this acquisition, we control 84% of the production and sale of PepsiCo(R) carbonated soft drinks in Argentina and 100% in Uruguay.

     During 2001 we closed 3 soft drink bottling facilities located in Rosario, Resistencia and Buenos Aires, in order to reduce costs and eliminate redundancies in our operations. Also during 2001, we incurred different costs through CMQ related to the introduction and further distribution of soft drinks that allowed CMQ to begin commercial activities in the province of Neuquen and certain areas of Rio Negro and La Pampa.

     Raw Materials. We use concentrate, syrup, water, sugar and carbon dioxide gas, as well as containers purchased from third-party manufacturers in our production of soft drinks. For our soft drink production, our major raw material cost is for the purchase of PET which we buy locally, but whose price is determined based on international prices. We obtain water from publicly available supplies such as municipal water systems and from our own wells. We purchase most of our raw material requirements from local independent suppliers in Argentina and Uruguay, however the prices charged by these suppliers may be tied to hard currencies.

     Our other important cost is related to the concentrate that we purchase from PepsiCo in local currency. Under the terms of our franchise arrangements, we must purchase all concentrate used to make PepsiCo(R) soft drinks from PepsiCo or its affiliates.

     In March 1998, Baesa entered into a five-year supply agreement with Alusud Argentina S.A. ("Alusud"), a wholly-owned subsidiary of Alcoa Latin America Holdings Corp. ("Alcoa"), to supply us with preforms. Under this agreement, Alusud manages and operates our preform plant in Buenos Aires and supplies us with 100% of our preform requirements. In March 1998, Baesa sold the assets of Uruguay Preforms S.A. ("Upsa"), its preform manufacturing subsidiary in Uruguay, to Alcoa. Pursuant to the same agreement, Alcoa agreed to supply Baesa with raw materials until December 2000. This agreement also granted Alcoa an option to purchase Upsa's share capital three years from the initial sale date for a nominal cost. Alcoa exercised this option in March 2001. We continue to purchase our preform requirements in Uruguay from Alcoa without any formal supply agreement.

     None of the raw materials or supplies that we use is currently in short supply. In the past five years, we have experienced no material difficulties in obtaining adequate supplies of necessary materials and expect that we will be able to continue doing so in the future, although we may experience shortages of some of these materials in the future due to factors beyond our control. We do not believe that we are dependent on any one supplier for a material portion of any of our raw materials with the exception of the concentrate we purchase from PepsiCo. If necessary, we could satisfy our raw material requirements, other than concentrate used to make PepsiCo(R) soft drinks, from alternative suppliers.

     Marketing, Sales and Distribution

     Marketing. Most of our products are sold in one-way presentations, principally PET bottles and cans. In any franchise area, we may sell products in as many as ten different packagings. PepsiCo must approve all of the packaging formats that we use for PepsiCo(R) soft drinks. In 2001, we introduced a new 12 ounce bottle (replacing the 10 ounce bottle) for the on-premise segment, the most profitable segment in the market.

     In order to reduce costs associated with one of our major raw materials used to produce plastic bottles for our soft drinks (and recently, our Quilmes brand of beer; see "--Beer Marketing, Sales and Distribution--Marketing above), PET, we will begin introducing glass bottles during 2002 after meeting with initial success during trials in selected locations during the second half of 2001.

     Other new packaging formats and marketing activities for the soft drink market included:

     o    development and introduction of new formats for our PET bottles;

     o    restyling and ensuring uniformity of our brand labels; and

     o    offering quantity options through multipack and practipack units.

     Also, through Pepsi, we began sponsoring one of the popular Argentine soccer teams in 2002. Our relationship with PepsiCo includes a marketing element to support the PepsiCo beverages we distribute in each of our franchise territories. See "--Relationship with PepsiCo" below.

     Sales. In contrast to our beer sales, soft drinks in non-returnable packaging accounted for 98% of our soft drink sales in Argentina and Uruguay in 2001, with a growing tendency towards sales of 1.5 liter, 2 liter and 2.25 liter containers, which accounted for 80% of total soft drink sales. This preference for large format packaging is a result of the unfavorable economic situation in the countries in which we operate, which has led consumers to opt for the more cost-effective presentations.

     Terms of Sale. Most of our sales of soft drinks and water are made on a credit basis, with the terms of credit in Argentina, for example, ranging from 33 to 45 days. The length and other terms of the credit extended often depend on competitive factors and the strategic importance of the particular outlet.

     Points of Sale. Our soft drink products are sold to more than 265,000 points of sale, 240,000 in Argentina and 25,000 in Uruguay. In 2001, supermarkets accounted for approximately 25% of our volume sold in Argentina.

   Distribution.

     In 2001, approximately 62% of our sales volume in Argentina was distributed directly by our sales force, while 38% was distributed indirectly. For Uruguay, 53% of our sales volume was direct sales, while 47% wad delivered through our distributors.

     Direct Distribution. Direct distribution includes sales to supermarkets, grocery stores, convenience stores and kiosks as well as sales to the on-premise market segment such as bars and restaurants. In Argentina, we use rented vehicles for direct distribution of our soft drink brands to large supermarket chains and to over 62,000 retailers from our distribution centers. In 2000, we unified our beer and soft drink distribution centers in Mar del Plata, and we did the same for these centers in Buenos Aires in 2001. We also control five other distribution centers in Cordoba, Corrientes, Resistencia, Rosario and Trellew from which we only distribute our soft drink brands; however, we intend to unify our beer and soft drink distribution in these cities as well.

     Indirect Distribution. Indirect distribution includes sales to distributors and wholesalers. Distributors may distribute our products only in specified geographic areas, whereas wholesalers are not restricted geographically.

     The following table shows, for each of our countries of operation for the year ended December 31, 2001, the approximate percentage of total soft drink sales by volume accounted for by independent distributors, the approximate number of distributors operating in each country and the approximate number of points of sale covered:

               Soft Drink Sales through Independent Distributors

                                               Argentina        Uruguay
                                               ---------       ---------
Percentage of Total Sales...............           38%             47%
Number of Distributors..................          143              29
Points of Sale Covered
   (in thousands).......................          177              22

     Because distributors are limited to sales of our products in specified geographic areas, we generally maintain written agreements with them. Normally, arrangements with the distributors in each of our countries of operation are based on a standard contract that requires the distributor to carry our products exclusively and grants it exclusive rights to sell those products within a defined area to retailers. The contract may also prohibit the distributor from selling to wholesalers and supermarkets to which we reserve the right to sell products directly. The distributors return empty bottles and crates to our plants or distribution centers and collect full ones. When dealing with distributors, the only transportation cost we pay is the cost of transporting soft drinks from our plants to our distribution centers.

Competition in the Soft Drink Industry

     The soft drink industry is highly competitive. Our main competitors are local bottlers of Coca-Cola(R) brands and bottlers of second-tier brands. In recent years, lower-priced brands have substantially increased their presence in our core markets. These actions eroded Baesa's market share in the Buenos Aires metropolitan area, the main region in Argentina, from 33.5% in 1997 to 24.3% in 2001. In 2001, our market share in Uruguay was 12%. We respond to competition in our soft drink markets through marketing and promotions in diverse segments.

     Lower-priced brands have historically competed based on their price. Due to worsened economic conditions in our markets, these brands are having greater difficulty negotiating terms with suppliers and with clients, notably supermarkets. This has led to difficulties in terms of financing their working capital and therefore, we expect competition from low-priced brands to be less aggressive in the future.

Relationship with PepsiCo

     In December 1999, PepsiCo agreed to grant us exclusive bottling rights for each of our franchise territories for periods exceeding ten years in duration. Each franchise agreement requires us to purchase the concentrate and syrups used to produce PepsiCo(R) soft drink and fruit juice products from designated affiliates of PepsiCo. The price we pay for concentrate is calculated on the basis of the price per unit sold to retailers within a given territory (net of sales taxes, credit for non-returnable bottles and discounts). In addition, each franchise agreement requires that we meet certain standards established by PepsiCo.

     The agreements governing our relationship with PepsiCo include franchise commitment letters with PepsiCo regarding the sale of PepsiCo(R) soft drink products in each of our franchise territories, and exclusive bottling arrangements regarding certain trademarks of PepsiCo. Our franchise commitment letters operate concurrently with these exclusive bottling arrangements and terminate automatically if the corresponding bottling arrangement expires or is terminated.

     Our franchise commitment letters with PepsiCo require us to attain minimum volume and market share levels of the cola market, flavored soft drink market and total markets, as well as minimum levels of nominal and effective distribution. These goals vary by franchise territory. Similarly, our exclusive bottling arrangements require us to meet specified market share, distribution and expenditure targets for the PepsiCo(R) products that are covered by the corresponding franchise commitment letters. If our actual performance in any franchise territory fails to achieve at least 70% of these commitments, and this failure continues for a period of 12 months after PepsiCo gives us notice, PepsiCo may require us to dispose of the related bottling business, plant and operating assets. If we cannot locate a purchaser for such assets that is satisfactory to PepsiCo, PepsiCo may terminate our franchise arrangement.

     Our agreements with PepsiCo define the amount that we are required to spend for marketing activities, usually as a percentage of total concentrate purchases. These agreements also establish a framework for funding marketing expenditures in each of our franchise territories. Pursuant to these agreements, each franchise territory develops in cooperation with PepsiCo an annual marketing plan to promote PepsiCo(R) products in that territory. The annual marketing plan defines the types and amounts of advertising and promotional expenses and investments in marketing-related assets that we are required to fund in each territory. In certain franchise territories, PepsiCo sets aside a percentage of the amount we pay for concentrate to support these marketing activities. PepsiCo either gives us these amounts or purchases services or goods directly from third parties, in both cases to support marketing activities. In other franchise territories, we pay for all marketing expenditures directly. If we fail to submit our annual marketing and advertising plans each year to PepsiCo for its review and approval, or fail to carry out these plans in all material respects, PepsiCo is entitled to terminate the franchise agreement. See also "Item 3. Key Information--Risk Factors--Risk Factors Relating to Quinsa--A default by certain of our subsidiaries could endanger our exclusive bottling agreements in Argentina and Uruguay."

Regulation

     Production and Marketing. Unlike many other countries, the southern cone countries do not heavily regulate the production and marketing of alcoholic beverages. We are not required to comply with any significant regulations, other than with standards imposed by food and health regulatory agencies, applicable to our production and marketing of beer, soft drinks and bottled water.

     The drinking age is 21 in Bolivia, 20 in Paraguay and 18 in Chile and Uruguay. In Argentina, a federal law prohibits the sale of alcoholic beverages to persons under 18 years of age. The law also establishes specific rules with respect to the advertising of alcoholic products, including prohibiting the participation of underage persons in such advertising or any advertising message that alcohol improves either physical, sexual or intellectual performance. This law also requires that all alcoholic drink packaging and advertising state that alcoholic beverages may not be sold to persons under the age of 18 and that such beverages should be drunk in moderation. Paraguayan law bans any portrayal of children, family life, the work environment and sports in alcoholic beverage advertisements, and also regulates the form, duration and time of the day during which the advertisements can be shown on TV. In Paraguay, advertisements must also warn against excessive drinking. In Bolivia, advertisements cannot show people actually drinking beer, they cannot involve children and they must include a warning against excessive drinking. In Chile, advertisements can only be shown on TV after 10 p.m., and licenses are necessary for on-premise consumption. In Uruguay, there are no legal restrictions regarding advertisements. However, there is an agreement between advertisers and the government that the advertisement should encourage moderate consumption, be adult-oriented and should not appear in children's or youth programming.

     Pricing Controls, Excise Taxes and Import Tariffs. There are no formal governmental price controls on the wholesale or retail prices of beer, soft drinks and water in our countries of operation. Sales of our products are subject to a variety of excise and value added taxes that are generally passed on to consumers. On December 31, 1999, the Argentine Government introduced a series of changes to the tax laws, including a 4% increase in excise taxes on beer, soft drinks and water. In February 2000, the Bolivian government increased excise taxes on beer by 39%. This increase was eliminated in December 2000. In 2001, we paid approximately US$102.5 million in excise taxes on a consolidated basis. Any increase in such taxes may have an adverse effect on the consumption of our products and, to the extent we are not able to pass on such taxes to consumers, may have a material adverse effect on our financial condition and results of operations. Our imports and sales of beer and soft drink products and ingredients across the borders of our countries of operation are subject to customs tariffs and duties. In 2001, we paid US$7.2 million in such charges on a consolidated basis. Operation of the Mercosur Treaty, a common market agreement among Argentina, Brazil, Paraguay and Uruguay, should result in a gradual decrease in such tariff charges.

     Environmental Regulation; Occupational Safety and Quality Control. Our operations are subject to national and local environmental laws and regulations in each of the southern cone countries. The level of environmental regulation and enforcement of such regulation is increasing in each of our markets. We spent approximately US$0.3 million in 2001 on facility improvements designed to meet environmental objectives. All of our business units comply with the environmental regulations of their respective jurisdiction.

     In addition to efforts to comply with environmental regulation, during 2001, we also undertook to improve our quality control systems in our plants and distribution centers as well as implemented occupational safety measures in Argentina. We intend to continue to focus on these areas in the future.


                            ORGANIZATIONAL STRUCTURE

     We are a Luxembourg holding company that operates through our subsidiaries, principally QIB, in which we hold an 85% interest. QIB has direct and indirect holdings in our various operating subsidiaries in Argentina, Bolivia, Chile, Paraguay and Uruguay. These holdings range from 99.67% and 100% in CMQ and in our Chilean subsidiary, Cerveceria Chile, respectively, to as low as 59.67% in EUSA, our Uruguayan beer and soft drink subsidiary. QIB owns a minority interest in Eco de los Andes, a company that sells mineral water in Argentina, and in Salus, a Uruguayan-based company with a strong presence in the beer and water markets of that country.

     We conduct our operations through various subsidiaries in which, in certain cases, minority shareholders hold significant interests. Most notably, Heineken holds 15% of the capital stock of our principal subsidiary, QIB. In Argentina, our business had been conducted through several operating subsidiaries, most of which were merged into CMQ in early 1998. Our soft drinks operations in Argentina had been conducted through Baesa and Edisa until Baesa, in which we held a 98.66% interest, was merged into CMQ in 2001. QIB currently holds 99.67% of CMQ, who in turn controls 99.21% of Edisa.

     In Bolivia, we conduct our beer business through our subsidiary Incesa, in which we own a 96.17% interest, which in turn has a 91.58% interest in Cerveceria Taquina, and a 75.16% interest in CBN, after the merger of CBN, CBNSC and CT, although the merger has not yet been approved by the relevant local authority. In Chile, our business is conducted through one wholly-owned operating subsidiary, Cerveceria Chile S.A. In Paraguay, we conduct our beer business through our operating subsidiary Cerveceria Paraguaya S.A. in which we own a 81.85% interest. In Uruguay, we conducted our beer, soft drink and water businesses through FNC and EUSA until November 2001 when the two merged leaving EUSA as the operating entity. As a result of this merger QIB holds a 59.67% ownership interest in the combined entity.

     On December 6, 1999, CMQ acquired a 51.17% equity stake in Baesa, the largest PepsiCo(R) bottler in Argentina, from two financial institutions and PepsiCo for US$80.5 million, which subsequently was adjusted to US$73.5 million. See "Item 3. Key Information--Selected Financial Data". CMQ also purchased from these same parties approximately US$47.3 million of Baesa debt securities, including accrued interest, as of December 6, 1999.

     Baesa was an Argentine company that had exclusive agreements to produce, bottle and distribute PepsiCo(R) soft drink brands largely in the Buenos Aires, Mar del Plata and Cordoba regions of Argentina and in Uruguay. Its market share is approximately 24.3% of the soft drink market in the Buenos Aires metropolitan area.

     During 2000, through private and public acquisitions, we increased our direct and indirect participation in Baesa to 98.66% for US$70.3 million. These acquisitions included a 11.75% equity stake purchased from Bayerische Hypo-und Vereinsbank for US$17.4 million, which we paid for by issuing 1,581,339 additional Class B shares or 1.46% of outstanding capital. In October 2000, Baesa merged into CMQ and the merger was approved by governmental authorities in early 2001 with CMQ as the remaining entity.

     In December 2000, CMQ acquired a 99.21% equity stake in Edisa, the second largest PepsiCo(R) bottler in Argentina for US$18.3 million. The franchise of Edisa covers the territory of nine Argentine provinces. Edisa's carbonated soft drink sales volume represents approximately 18% of PepsiCo(R) soft drink sales in Argentina. Due to this acquisition, we control 84% of the production and sale of PepsiCo(R) soft drinks in Argentina and 100% in Uruguay.

     The following chart shows our corporate structure and our ownership interest, in our principal operating subsidiaries in Argentina, Bolivia, Chile, Paraguay and Uruguay as of December 31, 2001:

                                                      ------------
                                                      |          |
                                                      |  QUINSA  |
                                                      |          |
                                                      ------------
                                                            |
                                                        85% |
                                                            |
                                                      ------------              ------------
                                                      |          |      15%     |          |
                         -----------------------------|   Q.I.B. |--------------| Heineken |
                         |                            |          |              |          |
                         | 48.83%                     ------------              ------------
                         |                                  |
                   --------------                           |
                   | Eco de los |                           |
                   |   Andes    |                           |
                   |            |                           |
                   --------------                           |
                         |                                  |
                         | 99.99%                           |
                         |                                  |
                   --------------                           |
                   |            |                           |
                   |Hielos Merlo|                           |
                   |            |                           |
                   --------------                           |
                                                            |
                                                            |
             ---------------------------------------------------------------------------------------------------------
             | 99.67%       50.36% |                | 36.70%        | 81.85%        | 57.97%       | 34.66%          | 96.17%
             |                     |                |               |               |              |                 |
        ------------          -----------     ------------     ------------     -----------    -----------      -----------
        |Cerveceria|          |         |     |Cerveceria|     |Cerveceria|     |         |    |         |      |         |
        |y Malteria|----------| E.U.S.A |     | Chile (*)|     |Paraguaya |     | Colosas |    |  Salus  |      | INCESA  |
        | Quilmes  |   9.31%  |         |     |          |     |          |     |         |    |         |      |         |
        ------------          -----------     ------------     ------------     -----------    -----------      -----------
             |  |                                   |               |               |                                |
             |  -------------------------------------               |               |                                |
             |                                 63.30%               |               |                                |
       -------------                                                -----------------                        ----------------
       |           |                                                        |                                |              |
99.99% |           | 99.21%                                          49.21% | 26.54%                  75.16% |              | 91.58%
       |           |                                                        |                                |              |
  ----------  ----------                                               ------------                    ------------   ------------
  |        |  |        |                                               | Fabrica  |                    |          |   |Cerveceria|
  |Coroplas|  |  Edisa |                                               |Paraguaya |                    |    CBN   |   |  Taquina |
  |        |  |        |                                               |de Vidrios|                    |          |   |          |
  ----------  ----------                                               ------------                    ------------   ------------


---------
* QIB holds its interest in Cerveceria Chile directly and through wholly-owned U.S. and Chilean non-operating subsidiaries as well as through CMQ.


     For a list of our direct and indirect equity holdings in each of the companies which form the Quinsa group, see Note 5 to the Consolidated Financial Statements.

                         PROPERTY, PLANT AND EQUIPMENT

     Our properties consist primarily of brewing, malting, bottling, distribution and office facilities in Argentina, Bolivia, Chile, Paraguay and Uruguay. There are no major encumbrances on our properties and we have no major leased properties. Set forth below by country and type of facility is certain information, as of December 31, 2001, regarding our principal production facilities, all of which we own.

Type of Facility             Location                                Technical Capacity        Average Utilized (1)
----------------             --------                                ------------------        --------------------
                                                                 (hectoliters in thousands)
Brewery                      Quilmes -Argentina                             5,060                       62%
Brewery                      Zarate - Argentina                             4,400                       59%
Brewery                      Mendoza - Argentina                            2,000                       60%
Brewery                      Corrientes - Argentina                         1,500                       53%
Beer Bottling Facility       Tucuman - Argentina                            1,200                       55%
Malting Plant                Tres Arroyos - Argentina                     93,000(2)                    102%
Brewery                      La Paz - Bolivia                               1,200                       46%
Brewery                      Taquina - Bolivia                               670                        37%
Brewery                      Santa Cruz - Bolivia                            570                        24%
Brewery                      Santa Cruz - Bolivia                            580                        65%
Brewery                      Huari - Bolivia                                 170                        84%
Brewery                      Tarija - Bolivia                                45                         51%
Brewery                      Santiago - Chile                                730                        61%
Brewery                      Ypane - Paraguay                               2,080                       82%
Brewery                      Montevideo - Uruguay                            790                        62%
Soft Drinks                  Buenos Aires South - Argentina                 7,802                       90%
Soft Drinks                  Cordoba - Argentina                            1,090                       71%
Soft Drinks                  Tucuman - Argentina                             910                        86%
Soft Drinks                  Trelew - Argentina                              300                        53%

---------
(1) Demand for our products is subject to marked seasonal fluctuations. Consequently, the utilized capacity of our production facilities during peak months may be considerably higher than the averages shown above. In addition, average utilized capacity does not necessarily reflect capacity utilization for any particular presentation.

(2)  Measured in tons.

Plant Investment/Productivity Gains

     From January 1, 1997, through December 31, 2001, we invested approximately US$384.0 million (excluding expenditures for bottles, crates and acquisitions) to modernize and expand the capacity of existing facilities. In 2002, we intend, business conditions permitting, to spend approximately US$25 million for the same purposes. Capital expenditures in 2001, excluding bottles, crates and acquisitions, were US$68.7 million. Capital expenditures were related primarily to (1) the installation of a new multi-format line in the Zarate brewery, (2) the relocation of bottling lines of Baesa's soft drink plant to its main facility, (3) the merger between EUSA and FNC which involved closing the soft drink facility owned by EUSA and adapting FNC's brewery to accommodate the soft drink lines, (4) construction of new buildings to house the offices and the joint distribution center of our beer and soft drink business in Buenos Aires, and (5) the continued installation of coolers in our points of sale. See "-- History and Development -- Capital Expenditures" above.

     Increased brewing capacity in recent years has allowed us to participate in periods of beer consumption growth although such periods have occurred, most notably in Argentina and Paraguay, when our sales were limited by capacity constraints. Recent and future increases in capacity should allow us to meet customer demand in the ordinary course although there may continue to be short periods, particularly during the high summer season, when we are constrained for capacity. We have been able to increase productivity in recent years with more technologically advanced facilities. The strength of our cash flow from operations in past years has allowed us to finance capital expenditures with relatively low levels of long term debt. However, due to the economic crisis in Argentina and its impact on our other southern cone markets, this may not continue to be the case in the future.

     During 2002, we are not planning significant capacity expansion at any of our breweries. If our alliance with AmBev is consummated, we expect to combine AmBev's operations, including the breweries they own in Argentina and in Paraguay, as well as the two facilities they operate in Uruguay with our existing facilities in those countries. Accordingly, all of these AmBev businesses would be operated by QIB or one or more of its subsidiaries.

     With regard to our soft drinks business, the only capacity expansion expected for 2002 is related to the introduction of returnable glass bottles, which may require the addition of a new bottling line.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

     Recent changes to Argentine law have had a significant impact on our operations. Some of the events described in this annual report took place after December 31, 2001, and therefore might not be reflected in our financial statements for the fiscal year ended December 31, 2001. These changes in Argentine law and their impact on our operations are expected to render any comparison of financial statements of ours for periods ended after December 31, 2001 with those for periods ended on or prior to December 31, 2001 meaningless as our historical financial statements are not indicative of our current financial position or anticipated results of operations or business prospects, all of which might have been materially and adversely affected since December 31, 2001.

     In their report dated March 6, 2002 (except for Note 26 to the financial statements which is dated as of June 12, 2002), our auditors have advised that our financial statements be read taking into account the adverse economic conditions prevailing in Argentina and the uncertainty surrounding future economic developments in the country.

     The following Operating and Financial Review and Prospects should be read together with "Item 3. Key Information--Selected Financial Data" and our Consolidated Financial Statements and related notes appearing elsewhere in this annual report. This Operating and Financial Review and Prospects discussion contains forward-looking statements that involve risks, uncertainties and assumptions. These forward-looking statements include, among others, those statements including the words "expects", "anticipates", "intends", "believes" and similar language. The actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth elsewhere in this annual report. The Consolidated Financial Statements have been prepared in accordance with Luxembourg GAAP, which differs in certain significant respects from U.S. GAAP. Note 27 to the Consolidated Financial Statements provides a description of the principal differences between Luxembourg GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of shareholders' equity as of December 31, 2001 and 2000 and net income for the years ended December 31, 2001, 2000 and 1999. The differences involve methods of measuring the amounts shown in the financial statements as well as additional disclosures required by U.S. GAAP. The reconciliation does not include disclosure of all information that would be required by U.S. GAAP and Regulation S-X of the Exchange Act.

Discussion of Critical Accounting Policies

     In connection with the preparation of the financial statements included in this document, we have relied on variables and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operations often requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities. Actual results may differ from those estimated under different variables, assumptions or conditions. In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included comments related to each critical accounting policy described as follows:

o    allowance for doubtful accounts;

o    provision for contingencies;

o    recognition of deferred income taxes; and

o    impairment of long-lived assets

Allowance for doubtful accounts

     We maintain our allowance for bad debts at a level believed adequate by our management to reflect probable losses in our trade receivable due to customer default, insolvency, or bankruptcy. Our management establishes this provision by using the following criteria: customer credit history, customer current credit rating and other relevant factors and such criteria are re-evaluated on a quarterly basis.

Provision for contingencies

     We have certain contingent liabilities with respect to material existing or potential claims, lawsuits and other proceedings, including those involving tax, social security and other matters. We accrue a liability when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, our estimate of the outcome of these matters, the opinion of our lawyers, and their experience in contesting, litigating and settling other matters. As the scope of the liabilities become more clearly defined, there will be changes in the estimates of future costs, which could have a material effect on our future results of operations and financial condition or liquidity.

Recognition of deferred income taxes

     We recognize income taxes using the comprehensive liability method of accounting. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and income tax bases of assets and liabilities and carryforwards using currently enacted tax rates. We estimate the tax valuation allowance by assessing the future recoverability of the deferred tax assets. The allowance is based on estimates of taxable income in each jurisdiction in which we operate and the period over which the assets will be recoverable. In the event that actual results differ from those estimates, we may need to establish additional valuation allowances, and such allowances may be material.

Impairment of long-lived assets

     At each balance sheet date, management reviews long-lived assets, which consists primarily of fixed assets, for impairment when changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future net cash flows expected to be generated by the asset. The future net cash flows are based on management's current estimates and assumptions. Changes in facts or circumstances could result in changes to these estimates and assumptions resulting in a potential material impact on our future financial results.

Economic Conditions

     Almost all of the countries in which we operate suffered similar recessionary conditions in 1999, 2000 and 2001, with Chile being the exception. Both Argentina and Uruguay suffered their third consecutive year of contracting GDP in 2001. GDP growth also decelerated in our other countries of operations from 1999 to 2001. In almost all of the countries in which we operate, the level of employment has decreased during this same period. Similarly, inflation rates during these three years are lower than in previous years. In particular, Argentina has suffered its third consecutive year of deflation. Devaluations of the local currencies vis-a-vis the U.S. dollar have occurred in all of these markets during 2001 except Argentina, with a consequent impact on sales prices when measured in U.S. dollars. Argentina suffered its own devaluation after a banking holiday imposed in December 2001, was lifted on January 6, 2002, when the government ended ten years of dollar-peso parity under the Convertibility Law and implemented a single floating rate for the peso. This has caused a very significant devaluation of the Argentine peso and a large contraction of economic activity. The exchange rate as of May 31, 2002 was P$ 3.53 to US$1.00, and the Argentine GDP contracted an estimated 16.3% for the first quarter 2002 compared to the first quarter 2001.

Inflation

     Effect of Inflation on Financial Information. Our sales and the majority of our operating costs in each of Argentina, Bolivia, Chile, Paraguay and Uruguay are denominated in the currency of the respective countries. Borrowings and purchases of machinery and equipment are often made in U.S. dollars. During any period when the rate of devaluation of the local currency against the U.S. dollar exceeds the rate of inflation, almost all income statement amounts tend to be lower when translated into U.S. dollars than would be the case in the absence of such an excess. From 1999 to 2001, the rate of devaluation of local currencies exceeded inflation in the majority of our markets, with the consequent reduction of sales prices measured in U.S. dollar terms. Since January 2002, the inflation rate in Argentina has begun to increase. For the five months ended May 31, 2002, the Consumer Price Index for the country increased by 22.9%, and the Wholesale Price Index increased 81.16%.

     The following table compares the rate of inflation, as measured by certain national consumer price indices in the five countries with the rate of devaluation or appreciation for all periods discussed:

                                                                     1999              2000              2001
                                                                  ----------        ----------        ----------
Argentina
   Inflation/(Deflation)..................................           (1.8%)            (0.7%)            (1.6%)
   Currency (Devaluation)/Appreciation....................               0%                0%             0%(1)
Bolivia
   Inflation/(Deflation)..................................             3.2%              3.4%              0.9%
   Currency (Devaluation)/Appreciation....................           (6.2%)            (6.7%)            (6.7%)
Chile
   Inflation/(Deflation)..................................             2.3%              4.5%              2.6%
   Currency (Devaluation)/Appreciation....................          (11.8%)            (8.4%)          (15.09%)
Paraguay
   Inflation/(Deflation)..................................             5.4%              8.6%              8.4%
   Currency (Devaluation)/Appreciation....................          (17.4%)            (6.8%)           (33.2%)
Uruguay
   Inflation/(Deflation)..................................             4.2%              5.1%              3.6%
   Currency (Devaluation)/Appreciation....................           (7.4%)            (7.7%)           (18.1%)

---------
Note: Currency devaluation/appreciation figures are based on official U.S. dollar exchange rates.

(1) The consolidated assets and liabilities as of December 2001 were calculated at an exchange rate of P$1.70 to US$1.00.

     Financial statements of foreign consolidated and unconsolidated subsidiaries have been translated into U.S. dollars on the basis of the financial statements of such subsidiaries expressed in the local currency of the country of origin. The method of translation involves the translation of property, other long-lived assets, long-term liabilities and related statement of income accounts at historical rates of exchange. Additionally, net monetary asset and liability related translation adjustments are included in earnings in the current period. The consolidated assets and liabilities of our Argentine businesses as of December 2001 were calculated at an exchange rate of P$1.70 to US$1.00. Assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rates as of year-end. Transactions denominated in foreign currencies are translated into U.S. dollars at the prevailing exchange rates on the date of transaction settlement. See Note 27 to the Consolidated Financial Statements for a description of foreign currency translation differences between Luxembourg GAAP and U.S. GAAP.

     Effect of Inflation on Operations. Our operations are carried out in countries that have experienced high inflation in the past, as well as government price controls. In Argentina, in particular, the rate of inflation accelerated during 2002 after several years of deflation. This followed an abrupt devaluation of the local currency vis-a-vis the U.S. dollar. Our sales and costs may be adversely affected by high or increasing inflation rates and we cannot assure you that rates of inflation in our operating economies will not increase in the future.

     Our net sales are realized, and the majority of our cash costs related to sales are incurred, locally and are denominated in local currency. On a consolidated basis, less than 28% of our cost of goods sold for 2001, represented:

o the purchase of bottles, labels and bottle tops from Belgium, Brazil and Mexico; and

o the purchase of barley, malt, aluminum cans, can ends and plastic bottle performs, the prices of which fluctuate with international grain, aluminum and PET prices that are denominated in U.S. dollars.

     As local currency devaluations continue to occur, the costs that we incur in hard currency to produce our products will become a larger percentage of our total costs as our expenses related to these materials increase. As a result, we cannot assure you that further currency devaluations, particularly in Argentina, will not adversely affect our results of operations in the future.

Seasonality

     Beer, soft drink and bottled water sales are significantly higher in the southern cone summer season of November through February. In these four months, we typically sell 40% to 50% of our total sales by volume.

Geographic Segment Data

     The following table sets forth, for the years ended December 31, 1999, 2000 and 2001, our net sales and operating income before interest, other income, expenses and taxes, in each case before adjustments for sales among our operating subsidiaries, as well as total assets, by each country of operation. See Note 21 to the Consolidated Financial Statements.

                                                            1999             2000             2001
                                                                      (in US$ millions)
Argentina
   Net sales.......................................        $556.6           $701.4           $699.5
   Operating income................................         138.6            108.1             93.8
   Total assets....................................         930.2            980.2            878.3
Bolivia
   Net sales.......................................          30.8             42.1             86.9
   Operating income................................           0.5              0.2             21.3
   Total assets....................................         126.5            292.6            270.4
Chile
   Net sales.......................................          24.7             26.7             23.9
   Operating (loss)................................         (5.9)            (4.1)            (3.8)
   Total assets....................................          30.3             29.8             27.2
Paraguay
   Net sales.......................................         149.6            130.1             85.8
   Operating income................................          30.2             34.8             30.3
   Total assets....................................         202.5            139.4            142.1
Uruguay
   Net sales.......................................          48.6             63.9             49.8
   Operating income (loss).........................           2.5            (0.8)            (0.6)
   Total assets....................................          83.4             58.2             45.8

---------
Note: Net sales figures in the table include inter-company sales. See Note 21 to the Consolidated Financial Statements.

     In 2001, we led in market share for beer sales volume in Argentina, Paraguay, Bolivia and Uruguay. Our market share in Argentina was 67.1% and our market share in Paraguay was 83.5%. As a result of our acquisitions of CBN and CBNSC, our market share in Bolivia is approximately 98.1%. In 2001, we also led in market share in

Uruguay, with a 57.7% market share. Accordingly, growth in our beer sales volume in these four countries is more likely to result from growth in market consumption as a whole rather than from significant further increases in market share. In Chile, our only market in which we did not hold a leading position in 2001, our market share was 10.7%. This allows significant room for us to grow through increases in both market share and overall market consumption levels.


                               OPERATING RESULTS

     Our results of operations are dependent upon a combination of (1) increased volumes of beer consumption in our markets, (2) our ability to sustain our market share and (3) our ability to maintain positive gross, operating and net profit margins in relation to our sales. It is therefore important for us to increase our sales volumes, sustain our prices and/or control our costs in order to improve our results from operations, especially in Argentina, our principal market. If our alliance with AmBev is consummated, we believe this relationship will improve our operating results due to higher volume sales derived from sales of the Brahma brand in our current markets and also a reduction in our current costs through economies of scale. As we currently do not sell our brands in Brazil, potential exports of the Quilmes brand can only increase our market share in that country.

Market Share

     The beer business in each of our countries of operation is characterized by strong competition among the major brewers. In recent years, these major competitors have expanded into new markets, engaged in intensive advertising and promotional campaigns and introduced new brands. Despite the continued economic recession culminating in the economic crisis in Argentina in late 2001 and the subsequent devaluation of the Argentine peso, our breweries continued to have leading market shares of 67.1% in Argentina, 83.5% in Paraguay, 57.7% in Uruguay and, due to our acquisitions of CBN and CBNSC, approximately 98.1% in Bolivia. In Chile, our market share increased to 10.7% from 9.5% in 2000. We sell 35 different brands of beer in 13 different presentations through all major channels of distribution.

Summary of Results of Operations

     The following table sets forth, for each of the years ended December 31, 1999, 2000 and 2001, selected components of our results of operations as a percentage of net sales for each of those years.

                                                   1999       2000       2001
                                                 --------   --------   --------
Net sales...................................      100.0%     100.0%     100.0%
Cost of goods sold..........................      (45.3)     (51.9)     (52.2)
Gross profit................................       54.7       48.1       47.8
Selling and marketing expenses..............      (23.9)     (24.7)     (25.0)
Administrative and general expenses.........      (10.5)      (9.5)      (8.2)
Operating income............................       20.3       13.9       14.6
Net income..................................        9.8        7.6        4.6

Fiscal 2001 Compared with Fiscal 2000

     The Argentine economy, which affects our largest market, entered a recession in the fourth quarter of 1998 that led to GDP declines of 3.0%, 0.5% and an estimated 4.9% in 1999, 2000 and 2001, respectively. During the second half of 2001, Argentina's recession worsened significantly, precipitating a political and economic crisis. A run on deposits in the financial system during December 2001 led to the imposition of restrictions on cash withdrawals. This in turn led to significant declines in consumer spending. In addition, widespread looting and rioting hindered the Company's ability to deliver its products during the last month of 2001.

     Net Sales. We reported consolidated net sales of US$938.7 million for the year ended December 31, 2001, a decrease of 1.7% from US$955.1 million in 2000. Because Baesa's water business was only consolidated for the first quarter 2001, our revenues decreased by more than US$11 million compared to 2000. Lower average pricing, particularly in Argentina, which we were not completely able to offset by an increase in sales volume also contributed to the decline. This reduction in pricing was due to both the recessionary environment prevailing in the southern cone markets since 1999 and to aggressive competition in these markets.

     Beer. Beer net sales for 2001 increased by 1.2% to US$637.0 million compared to US$629.4 million in 2000, due primarily to an increase in volume sold in Bolivia. Total beer volume sold for 2001 were 6% above 2000 at 12.23 million hectoliters. Beer sales represented 67.9% of our total consolidated net sales in 2001 compared to 65.9% of our total consolidated net sales in 2000. This increase is primarily due to the increase in net sales of beer in Bolivia due to our acquisition of CBN and CBNSC in the last quarter of 2000.

     The economic environment in Argentina contributed to the 6.4% decline in beer net sales to US$426.4 million in 2001 from US$455.7 million in 2000. Our beer sales volume in Argentina decreased to approximately 8.2 million hectoliters in 2001, compared to 8.4 million hectoliters in 2000, while overall beer consumption in Argentina decreased by approximately 2.0% during the same period.

     Due to a full year of consolidation of CBN and CBNSC, our total Bolivian sales volume increased from 799,000 hectoliters in 2000 to 1,593,000 hectoliters in 2001. Beer net sales increased from US$41.2 million in 2000 to US$86.7 million in 2001. Our market share in Bolivia is estimated to be approximately 98.1%.

     In Chile, beer net sales decreased by 9.1% to US$23.9 million in 2001 from US$26.3 million in 2000, as a result of lower prices in dollar terms as we were unable to offset a 15% devaluation of the local currency by increasing the prices of our beer brands. Sales volumes, excluding exports, increased 12.7% to 425,000 hectoliters in 2001 from 377,000 hectoliters in 2000, increasing our market share to 10.7% in 2001 from 9.5% in 2000. This increase in Chilean beer sales was due to the continued success of the locally-produced Heineken brand in the premium segment as well as the performance of our Becker brand in the regular segment of the market.

     In Paraguay, our market leadership continued, with market share for 2001 averaging 83.5%, up from 81.0% in 2000. Although the country's economy was affected by the situation in Argentina, beer volumes increased approximately 5% during 2001 compared to the previous year. Instrumental in achieving this result was the strong performance of our premium Baviera brand. In December 2001, we launched Shandy, a combination of beer and fruit juices with three different tastes: lemon-lime, orange and guarana. Beer net revenues in this market decreased to US$82.9 million in 2001 from US$84.8 million in 2000, as a result of lower average pricing caused, to a large extent, by a 33% devaluation of the local currency vis-a-vis the US dollar.

     Our Uruguayan beer net sales decreased by 11.1% in 2001 to US$23.2 million from US$26.1 million in 2000 due to lower sales volume. Domestic beer sales volume decreased by 9.3% to 340,000 hectoliters in 2001 from 375,000 hectoliters in 2000. Our market share in Uruguay increased to 57.7% in 2001 compared to 54.5% in 2000.

     Soft Drinks and Water. Volumes sales of soft drinks and water increased to
6.9 million hectoliters in 2001 from 6.8 million hectoliters in 2000 as the acquisitions of the Edisa PepsiCo. franchise in Argentina, compensated for the transfer of a significant portion of the mineral water business of Baesa to Eco de los Andes. Net revenues from soft drink and water sales declined from US$301.3 million in 2000 to US$ 279.8 million in 2001. This decrease resulted in part from the divestiture of the Glaciar and Villa de los Arroyos mineral water brands to Eco de los Andes S.A. Net sales of Baesa in Argentina amounted to US$262.0 million (6.5 million hectoliters of soft drinks and water) in 2001 compared to US$237.7 million (5.3 million hectoliters) in 2000. Market share for soft drinks in the Buenos Aires metropolitan area was 24.3% in 2001. Eusa, the only PepsiCo(R) bottler in Uruguay, sold US$17.8 million (411,000 hectoliters) in 2001, while consolidated sales in 2000 amounted to US$20.8 million (484,000 hectoliters). Market share for soft drinks in Uruguay was 12.0% in 2001. Additionally, in 2000 we sold 1.0 million hectoliters of soft drinks and water in Paraguay through Paresa.

     Eco de los Andes S.A.'s unconsolidated mineral water volumes for the last nine months of 2001 increased 11.7% to 800,000 hectoliters compared with 716,000 hectoliters for 2000 due to the launch of a new mineral water brand called Nestle Pureza Vital, and the addition of the Glaciar and Villa de los Arroyos brands.

     Cost of Goods Sold. Cost of goods sold decreased by 1.1% to US$490.4 million in 2001 from US$495.7 million in 2000, primarily due to reductions in raw materials, labor and other costs. Cost of goods sold as a percentage of net sales increased to 52.2% in 2001 from 51.9% in 2000.

     Gross Profit. Gross profit decreased by 2.4% to US$448.3 million in 2001 from US$459.4 million in 2000, as a result of a decline in revenues. Gross profit as a percentage of net sales decreased slightly from 48.1% in 2000 to 47.8% in 2001 due to a decrease in average sales prices, which were partially offset by reductions in raw materials, labor and other costs.

     Selling and Marketing Expenses. Our selling and marketing expenses decreased by 0.6% to US$235.0 million in 2001 from US$236.3 million in 2000 as a result of reductions principally in advertising expenses which we reduced by 6.8%. Selling and marketing expenses as a percentage of net sales increased slightly to 25% in 2001 from 24.7% in 2000.

     Administrative and General Expenses. Administrative and general expenses decreased by 15.5% to US$76.7 million in 2001 from US$90.8 million in 2000 due to reductions in labor and other costs. Contributing to this decline in expenses was the merger between Baesa and CMQ, which allowed us to eliminate certain functions as we centralized a large part of the administration of both businesses. As a percentage of net sales, administrative and general expenses decreased from 9.5% in 2000 to 8.2% in 2001.

     Operating Income. Despite lower revenues, operating income increased by 3.2% to US$136.6 million in 2001 from US$132.3 million in 2000. Operating income in 2000 includes one year of Glaciar mineral water sales (resulting in a gain of US$8.5 million) while in 2001 operating income included only the first quarter of Glaciar sales, which contributed an operating profit of US$ 3.0 million. Even so, cost-cutting measures, and particularly decreases in administrative expenses, led to an increase in consolidated operating income. Due to seasonality, the highest sales volume is generally achieved in December a summer month for the southern cone markets.

     Interest income. interest income decreased to US$6.5 million in 2001 from US$9.5 million in 2000, as the LIBOR and Fed Funds rates, the interest rates that our financial investments are linked to, decreased.

     Other income. Other income decreased from US$37.0 million in 2000 to US$20.4 million in 2001. In 2000, other income included a gain of US$27.8 million related to the sale of our stake in Paresa. In 2001, it included a gain of US$14.9 million for the transfer of the Glaciar and Villa de los Arroyos mineral water business to Eco de los Andes S.A. See Note 16 to the Consolidated Financial Statements.

     Foreign exchange results and translation adjustments. Foreign exchange results and translation adjustments increased from US$1.7 million in 2000 to US$12.6 million in 2001. The monetary position in peso terms of December 2001 generated a positive translation adjustment of US$3.9 million and the translation adjustment of the tax loss carry forward of Baesa and other net deferred tax assets generated a negative translation adjustment of US$12.3 million, leading to a net charge of US$8.4 million. The balance of these charges (US$4.2 million) was principally due to the effect of the devaluation of the local currency on net assets in Paraguay.

     Interest Expense. Interest expense decreased from US$36.8 million in 2000 to US$32.4 million in 2001 due principally to the decline in the LIBOR rate during the year, as most of the interest rates on our debt are based on LIBOR.

     Other Expenses. Other expenses increased from US$25.4 million in 2000 to US$63.3 million in 2001 due principally to higher goodwill amortization as a result of a full year of amortization of Edisa, CBN and CBNSC, the write off of a subsidiary of Eco de los Andes S.A. (Hielos Merlo S.A.) and higher severance payments. See Note 17 of the Consolidated Financial Statements.

     Income Taxes. Under present Luxembourg law, so long as we maintain our status as a holding company, no income tax is payable in Luxembourg by us. Income taxes resulted in a charge of US$27.3 million in 2000 (not including a US$51.3 million extraordinary gain as explained in Extraordinary Items below), and an income tax benefit of US$6.1 million in 2001. This variation was due to higher non-deductible expenses, such as goodwill amortization, translation expenses and impairment of assets, compared with 2000, all of which were offset by a deferred tax asset. See Note 18 to the Consolidated Financial Statements for details.

     Extraordinary Items. We did not account for any extraordinary items during 2001. In 2000, we accounted for extraordinary items totaling a net gain of US$1.8 million. These items included (1) the asset impairment charges of

US$47.7 million (US$43.1 million net of income tax) primarily related to the closure of the Lavallol plant in Argentina and certain other manufacturing facilities in Bolivia and the impairment of equipment at those plants, (2) a restructuring charge of US$10.0 million (US$8.6 million net of income tax) primarily related to plant closing costs and certain other severance and termination charges, and (3) an income tax benefit of US$51.3 million associated primarily with the change in the valuation allowance of deferred tax assets related to the Baesa acquisition, as a result of new tax-planning strategies. Our gain of US$1.8 million from these items was net of the effect of the applicable minority interest on the foregoing items.

     Net Income. Based upon the foregoing results, net income for 2001 was US$43.3 million, compared to US$72.8 million in 2000.

Fiscal 2000 Compared with Fiscal 1999

     Net Sales. We reported consolidated net sales of US$955.1 million for the year ended December 31, 2000, an increase of 20.8% from US$790.5 million in 1999. The increase was due principally to the consolidation of our soft drinks business in Argentina for the full year and to the acquisition of the two beer companies in Bolivia. This was partially offset by the divestiture of Eco de los Andes, our strategic association with Perrier Vittel, in July 1999, and the divestiture of our soft drink business in Paraguay in October 2000, as well as lower sales volume and reduced average pricing in Argentina. These last two decreases were due to both the recessionary environment prevailing since 1999 in Argentina and to aggressive competition in the southern cone markets, particularly in terms of pricing.

     Beer. Beer net sales for 2000 decreased by 4.8% to US$629.4 million compared to US$661.1 million in 1999, due primarily to a decrease in average prices and volume sold, which offset additional sales resulting from our acquisition of CBN and CBNSC in Bolivia. Total beer volumes for 2000 were 1.5% below 1999 at 11.54 million hectoliters. Beer sales represented 65.9% of our total consolidated net sales in 2000 compared to 83.6% of our total consolidated net sales in 1999. This decrease was primarily due to the increase in net sales of soft drinks and water as a result of our acquisitions of Baesa and Eusa in December 1999.

     Beer net sales in Argentina declined by 9.9% to US$455.7 million in 2000 from US$506.0 million in 1999. Our beer sales volumes in Argentina decreased to approximately 8.4 million hectoliters in 2000, compared to 8.9 million hectoliters in 1999, while overall beer consumption in Argentina decreased by approximately 2.7% during the same period.

     Due to the consolidation of CBN as of September 2000 and CBNSC as of December 2000, our total Bolivian sales volume increased from 553,000 hectoliters in 1999 to 799,000 hectoliters in 2000. Beer net sales increased from US$30.8 million in 1999 to US$41.2 million in 2000. Our market share in Bolivia was estimated to be approximately 98.1% at year-end 2000.

     In Chile, beer net sales increased by 8.1% to US$26.3 million in 2000 from US$24.3 million in 1999, as a result of higher sales volume partially offset by lower prices in dollar terms. Sales volumes, excluding exports, increased to 377,000 hectoliters in 2000 from 323,000 hectoliters in 1999, increasing our market share to 9.5% in 2000 from 8.5% in 1999. This increase in Chilean beer sales was due to the successful launch of the locally-produced Heineken brand in late 1999. Furthermore, beer sales in Chile were expected to continue growing, particularly as we completed the introduction of our brand in Chile's interior regions. Sales prices were affected by the local currency devaluation which impacted sales prices when measured in U.S. dollars as well as by certain sales promotions undertaken to further establish our brands.

     In Paraguay, our beer net sales increased by 4% to US$84.8 million in 2000 from US$81.5 million in 1999. The increase in revenues was attributable to higher sales volumes, which increased 5.5% to 1.6 million hectoliters in 2000. Market share increased to an estimated 81.0% in 2000 from an estimated 77.8% in 1999, as a result of the strong performance of our Quilmes brand, which has been produced locally since late 1999.

     Our Uruguayan beer net sales decreased by 5.4% in 2000 to US$26.1 million from US$27.6 million in 1999 due to lower sales volume. Domestic beer sales volume decreased by 3.1% to 375,000 hectoliters in 2000 from 387,000 hectoliters in 1999. Our market share in Uruguay increased to 54.5% in 2000 compared to 53.3% in 1999.

     Soft Drinks and Water. Net sales of soft drinks and water increased from US$115.1 million (2.7 million hectoliters) in 1999 to US$301.3 million (6.8 million hectoliters) in 2000 due to the acquisition of Baesa and Eusa in December 1999. This increase was partially offset by the divestiture of Eco de los Andes, our strategic association with Perrier Vittel, in July 1999 and our divestiture of Paresa in October 2000. Net sales of Baesa in Argentina amounted to US$237.7 million (5.3 million hectoliters of soft drinks and water) in 2000 compared to US$31.1 million (0.7 million hectoliters) in 1999, when only one month of operations was consolidated. Market share for soft drinks in the Buenos Aires metropolitan area was 26.7% in 2000. Eusa, the only PepsiCo(R) bottler in Uruguay, sold US$20.8 million (484,000 hectoliters) in 2000, while its one month of consolidated sales in 1999 amounted to US$3.2 million (72,000 hectoliters). Market share for soft drinks in Uruguay was 13.7% in 2000. Due to the divestiture of Paresa, the Coca-Cola(R) bottler in Paraguay, in October 2000, the net sales of soft drinks and water in Paraguay decreased from US$67.8 million (1.5 million hectoliters) in 1999 to US$42.2 million (1.0 million hectoliters) in the first nine months of 2000. For the first six consolidated months of 1999, net sales of our Eco de los Andes mineral water totaled US$12.0 million (340,000 hectoliters).

     Malt and Other. We sell small amounts of barley, malt, glass bottles, PET preforms and whiskey. In 2000, these sales (net of intercompany sales) amounted to US$24.4 million compared with US$14.2 million in 1999. This increase was a result of higher malt and barley sales to third parties as well as the consolidation of sales of Upsa, a Baesa subsidiary that manufactures PET preforms, as of December 1999. Upsa was divested in early 2001.

     Cost of Goods Sold. Cost of goods sold increased by 38.3% to US$495.7 million in 2000 from US$358.4 million in 1999, primarily due to the consolidation of our newly acquired businesses. We partially compensated for this effect with reductions in raw materials, labor and other costs. Cost of goods sold as a percentage of net sales increased to 51.9% in 2000 from 45.3% in 1999.

     Gross Profit. Gross profit increased by 6.3% to US$459.4 million in 2000 from US$432.1 million in 1999, as a result of reductions in raw materials, labor and other costs. In addition, the acquisitions of Baesa and Eusa in December 1999, CBN in September 2000 and CBNSC in December 2000 contributed to this increase. The increase in gross profit was partially offset by (1) lower beer sales, (2) the divestiture of Eco de los Andes and (3) our divestiture of Paresa in October 2000. Gross profit as a percentage of net sales decreased from 54.7% in 1999 to 48.1% in 2000 due to an increase in soft drink and water sales which have lower gross margins than beer sales. The decrease in gross margins can also be attributed to the decrease in beer sales prices, which were partially offset by reductions in raw materials, labor and other costs.

     Selling and Marketing Expenses. Our selling and marketing expenses increased by 25.3% to US$236.3 million in 2000 from US$188.6 million in 1999 as a result of the consolidation of newly acquired businesses which were partially offset by reductions in freight, advertising and other expenses. Selling and marketing expenses as a percentage of net sales increased slightly to 24.7% in 2000 from 23.9% in 1999.

     Administrative and General Expenses. Administrative and general expenses increased by 9.3% to US$90.8 million in 2000 from US$83.1 million in 1999 due to the consolidation of the newly acquired businesses. This increase was partially offset by reductions in labor and other costs. As a percentage of net sales, administrative and general expenses decreased from 10.5% in 1999 to 9.5% in 2000 due to the reasons discussed above.

     Operating Income. Operating income decreased by 17.5% to US$132.3 million in 2000 from US$160.4 million in 1999. The decline in operating profit before interest, other income, expenses and taxes in 2000 was caused by a reduction in beer volumes sold and lower average sales prices, which were partially offset by reductions in raw materials, labor, freights, advertising and other expenses. Operating income for 2000 included a loss of US$5.2 million for the first full year of operations of Baesa, Eusa and Upsa, a gain of US$5.3 million for four months of CBN and one month of CBNSC and a gain of US$2.2 million for nine months of Paresa operations. Operating income in 1999 includes a gain of US$4.2 million for one year of Paresa operations and the December results of operations for Baesa and its subsidiaries which resulted in a gain of US$3.7 million. Due to seasonality, the highest sales volume is generally achieved in December, a summer month for the southern cone markets.

     Interest Income. Interest income increased to US$9.5 million in 2000 from US$7.6 million in 1999 due to higher average cash balances.

     Other Income. Other income increased from US$14.6 million in 1999 to US$37.0 million in 2000. In 1999, other income included a gain of US$9.4 million due to our strategic association with Perrier Vittel in relation to Eco de los Andes, our mineral water business. In 2000, other income included a gain of US$27.6 million related to the sale of our 57.97% equity stake in Paresa to the Coca-Cola Interamerican Corporation.

     Foreign exchange results and translation adjustments. Foreign exchange results and translation adjustments decreased from US$4.0 million in 1999 to US$1.7 million in 2000 due to a sizable devaluation of the local currency in Paraguay in 1999.

     Interest Expenses. Due to the financing of our acquisitions of new businesses in late 1999 and 2000, interest expenses increased from US$10.1 million in 1999 to US$36.8 million in 2000.

     Other Expenses. Other expenses increased from US$24.3 million in 1999 to US$25.4 million in 2000 due to an increase in goodwill amortization for the businesses we acquired.

     Income Taxes. Under present Luxembourg law, so long as we maintain our status as a holding company, no income tax is payable in Luxembourg by us. Income taxes decreased from US$45.9 million in 1999 to US$27.3 million in 2000, reflecting an effective tax rate of 31.8% in 1999 as compared to an effective tax rate of 23.8% in 2000. Income tax expense decreased primarily due to lower pre-tax income of US$114.9 million in 2000 as compared to US$144.2 million in 1999, partially offset by higher non-deductible expenses, including but not limited to, goodwill amortization from the acquisitions completed during 2000. In addition, this line item does not include an income tax benefit of US$51.3 million associated primarily with the change in the valuation allowance of deferred tax assets related to our acquisition of Baesa, which are included in extraordinary items. See Note 19 to the Consolidated Financial Statements for details.

     Extraordinary Items. We did not recognize any extraordinary items during 1999. In 2000, we recognized extraordinary items totaling US$1.8 million. The extraordinary items we recognized were: (1) asset impairment charges of US$47.7 million (US$43.1 million net of income tax) primarily related to the closure of the Lavallol plant in Argentina and certain other manufacturing facilities in Bolivia and the impairment of equipment at those plants, (2) a restructuring charge of US$10.0 million (US$8.6 million net of income tax) primarily related to plant closing costs and certain other severance and termination charges, and
(3) an income tax benefit of US$51.3 million associated primarily with the change in the valuation allowance of deferred tax assets related to the Baesa acquisition, as a result of new tax-planning strategies. All extraordinary items recognized were net of the effect of the applicable minority interest on the foregoing items.

     Net Income. Based upon the foregoing results, net income for 2000 was US$72.8 million, a 6.1% decrease from US$77.5 million in 1999.


                        LIQUIDITY AND CAPITAL RESOURCES

     As of December 31, 2001, we had cash and cash equivalents totaling US$106.2 million, an increase from US$49.8 million of cash and cash equivalents held as of December 31, 2000. This increase of US$56.4 million primarily resulted from the cash flows provided by operating activities in the amount of US$166.5 million partially offset by the purchase of tangible fixed assets and the acquisition of minority interests totaling US$94.6 million.

Operating activities

     Our operating activities resulted in a net cash inflow of US$166.5 million for 2001 primarily due to operating gains and non-cash charges of US$228.1 million and decreases in inventories and accounts receivables totaling US$18.8 million, partially offset by decreases in taxes payable and other current liabilities and provisions, and an increase in other fixed assets totaling US$79.6 million.

     Our operating activities resulted in a net cash inflow of US$101.0 million for 2000 and US$158.9 million for 1999, respectively. The operating cash inflows for 2000 primarily resulted from operating gains and non-cash charges totaling US$192.9 million, partially offset by decreases in accounts payable and accrued expenses, taxes payable and other current liabilities and provisions, totaling US$91.8 million. The operating cash inflows for 1999 primarily resulted from operating gains and non-cash charges totaling US$184.4 million, partially offset by decreases in taxes payable and other current liabilities and provisions totaling US$26.4 million.

Investing activities

     Our investing activities resulted in net cash outflows of US$100.6 million, US$123.5 million and US$238.3 million for 2001, 2000 and 1999, respectively. Our investing activities principally consist of acquisitions of subsidiaries and minority interests and purchases of tangible fixed assets. Also, we sold two subsidiaries in 2000, which provided net proceeds of US$54.4 million.

Financing activities

     Our financing activities resulted in a net cash outflow of US$9.5 million for 2001, primarily due to the payment of dividends to shareholders and minority interests, the acquisition of treasury stock and the repayment of bank loans totaling US$161.7 million, partially offset by long-term bank loans of US$147.5 million and minority interest contributions of US$4.7 million.

     Our financing activities resulted in net cash outflows of US$16.4 million for 2000 and net cash inflows of US$45.9 million for 1999. The financing cash outflows for 2000 primarily resulted from payments of dividends to our shareholders and to minority interests, and the repayment of bank loans totaling US$211.4 million, partially offset by long-term bank loans of US$200.0 million. The financing cash inflows for 1999 primarily resulted from bank loans of US$124.0 million, partially offset by the repayment of long-term debt and payments of dividends to our shareholders and to minority interests totaling US$75.5 million.

Capital Expenditures

     Our principal capital expenditures currently in progress are related to the modernization of our facilities, computer systems and offices, the consolidation of our beer and soft drink businesses in Argentina and the consolidation of our Bolivian brewery operations. Our capital expenditures are funded with internally generated cash as well as with borrowings.

     We intend to fund future capital expenditures principally with internally generated cash as well as with borrowing. Currently, management expects capital expenditures for 2002 to be approximately US$25 million. Estimates of our capital expenditures for 2002 are based on current expectations and are subject to change. We cannot assure you that actual costs will not exceed estimates or that we will not reallocate or alter our capital expenditures.

External Funding

     At December 31, 2001, our current loans and short-term portion of long-term debt amounted to US$211.4 million compared to US$252.3 million at December 31, 2000 and US$305.3 million at December 31, 1999. The decrease from 1999 to 2000 resulted principally from (1) the use of internal cash generated in excess of capital expenditures, (2) the refinancing of short-term debt with long-term debt and (3) the repayment of debt with the proceeds from the divestiture of Paresa. This decrease was partially offset by our acquisitions of CBN, CBNSC, Edisa and additional shares of Baesa. The decrease from 2000 to 2001 was due principally to the refinancing of short-term debt with long-term debt and the use of internal cash. This decrease was partially offset by the purchase of additional shares of CBN and CBNSC.

     At December 31, 2001, our long-term debt, excluding the current portion, amounted to US$157.4 million, compared to US$81.3 million in 2000 and US$11.8 million in 1999. The average life of this debt was 22 months in 2001, 15 months in 2000 and 3.0 years in 1999. In 2001, 2000 and 1999, 100% of the face amount of our long-term debt was denominated in U.S. dollars. In 2001, virtually 100% of the face amount of our long-term debt bore floating interest rates as set by reference to LIBOR. In 2000, US$80.5 million of the face amount of our long-term debt bore floating interest rates as set by reference to LIBOR, while US$0.8 million was fixed at an average rate of 8.0%. In 1999, US$9.3 million of the face amount of our long-term debt bore floating interest rates as set by reference to LIBOR, while US$2.5 million was fixed at an average rate of 6.7%. See Note 14 to the Consolidated Financial Statements.

Dividends

     In 2001, 2000 and 1999, we paid dividends of US$32.0 million and US$31.6 million and US$27.3 million, respectively. Dividends paid in any year are related to results of the previous year. With respect to 2001, 2000 and 1999, dividends to minority shareholders in consolidated subsidiaries, excluding Heineken, were US$2.6 million, US$3.8 million and US$7.0 million, respectively. Heineken received dividends from QIB in 2001, 2000 and 1999 of US$6.6 million, US$6.1 million and US$5.7 million, respectively. Our board of directors recommended that we not pay dividends in 2002. This proposal was approved by our shareholders at our annual general meeting on June 28, 2001.

Other Liquidity Matters

     Because we are holding company, our ability to pay dividends and service any debt obligations depends primarily upon our receipt of sufficient funds from our principal subsidiary, QIB, which depends in turn on QIB's receipt of sufficient funds from its subsidiaries in Argentina, Bolivia, Chile, Paraguay and Uruguay. The Argentine government has placed tight restrictions on the transfer of funds abroad by requiring prior approval from the Central Bank in order to purchase foreign currency and transfer it abroad to be applied to payment of dividends, until August 12, 2002 (although this term might be extended). This may inhibit our ability to receive funds from our Argentine subsidiaries.

     Bermuda does not restrict or tax the payment of dividends by QIB to us, and Luxembourg does not restrict or impose withholding taxes on the payment of dividends by us to our shareholders. However, dividends paid by subsidiaries to QIB are subject to withholding taxes in Bolivia, Chile and Paraguay and, in certain cases, in Argentina. See "Item 10. Additional Information -- Exchange Controls." There are no such restrictions or taxes on dividends paid by QIB to us.

     We believe that our working capital is sufficient for our present requirements. Recently, in response to the economic situation in Argentina, we have been working to reduce working capital in order to achieve profitability under these economic circumstances in a highly inflationary environment.

     At December 31, 2001, the average life of our accounts receivable increased to 25 days from 24 days in 2000 and the average life of our accounts payable increased to 44 days from 39 days in 2000. We have not experienced significant credit problems with our customers in the periods under review.

     Approximately 97.8% of our total debt (short and long-term) by face amount is denominated in U.S. dollars. We do not engage in hedging our foreign exchange exposure or raw material costs and although our policy may change in the future, we have no plans currently to engage in such activities to any significant extent. As a result, our results of operation and liquidity may adversely be affected by fluctuations in commodity prices and exchange rate movements.

     CMQ Liquidity Matters. Most of our loan agreements contain restrictive financial covenants that require us or our subsidiaries to, among other things, maintain certain financial ratios, limit the amount of dividends paid, restrict indebtedness and guarantee liabilities. In February 2000, CMQ refinanced $200.0 million of short-term debt with a two-year amortizing syndicated bank loan. This bank loan contains the following financial covenants, in addition to standard and customary covenants:

o    maximum consolidated debt to EBITDA of no more than 3 to 1;

o    minimum net worth of US$250.0 million;

o capital expenditure plus acquisitions not to exceed US$200.0 million per year; and

o    asset sales not to exceed US$50.0 million per year.

     The first two installments of this loan, totaling US$ 125.0 million, were paid as of August 2001. The balance of US$75.0 million was due in February 2002, of which US$18.8 million was paid and the remaining amount, US$56.2 million was extended until August 2002.

     During 2001, CMQ obtained two US$35.0 million four-year amortization loans from Bank Boston, a US$25.0 million two-year bullet loan from Bladex, a US$20.0 million two-year amortization loan from Rabobank, a JP Morgan-Chase US$30.3 million one-year amortization syndicated loan, a US$10.0 million two-year amortization loan and a US$7.5 million one-year amortization loan from Lloyds Bank and a US$30.0 million three-year amortization loan from Santander. These bank loans include covenants similar to those contained in the US$200.0 million syndicated bank loan mentioned above.

     Baesa Liquidity Matters. The indenture governing Baesa's existing negotiable obligations contains covenants that impose significant restrictions. These restrictions limit or prohibit, among other things, Baesa's ability or the ability of its subsidiaries to incur additional debt, pay dividends on its shares, repay other debt before it matures, make investments, amend its other debt instruments, create liens on assets, sell certain assets, use proceeds of certain asset sales, merge or consolidate with other companies or engage in certain transactions with its subsidiaries and affiliates. If Baesa fails to comply with these restrictions, it could default on its debt even if it is able to make the required payments. If an event of default occurs, holders of this debt could declare all of it, including accrued and unpaid interest, to be due and payable.

     In October 2000, Baesa merged into CMQ and the merger was approved by the governmental authorities in early 2001. As of December 31, 2001, the balance of negotiable obligations owed amounted to US$14.2 million.

Research and Development

     Research and development costs are expensed in the year in which these costs are incurred. Historically, these expenses have not been significant.

     During the last three years, we did not pay any royalties under our trademark or franchise license agreements.

Principal differences between Luxembourg GAAP and U.S. GAAP

     The principal differences between Luxembourg GAAP and U.S. GAAP are the following: (1) the deferral of certain preoperating costs and technical fees incurred in the construction of a plant under Luxembourg GAAP while such costs are expensed as incurred under U.S. GAAP, except for the technical fees which are capitalized as part of the cost of the asset; (2) the application of SFAS No. 52 to the translation into U.S. dollars of the financial statements of the subsidiaries denominated in foreign currencies; (3) the reversal of certain liabilities pertaining to restructuring charges recognized as part of the purchase price allocation of certain acquisitions because the criteria for recognizing such losses, as specified in EITF 95-3 "Recognition of Liabilities in Connection with a Purchase Business Combination", have not been met and the reduction of goodwill for tax benefits derived from a valuation allowance associated with our acquisition of Baesa under U.S. GAAP while such benefits were charged to income under Luxembourg GAAP; (4) the accounting of certain business combinations accounted for as purchases under Luxembourg GAAP while they are accounted for in a manner similar to a pooling-of-interests under U.S. GAAP; (5) the deferral of certain advertising and other marketing costs under Luxembourg GAAP while they are expensed as incurred under U.S. GAAP; (6) the recognition of certain impairment losses under U.S. GAAP when the criteria for recognizing impairment losses for assets held for disposal, as specified in Staff Accounting Bulletin No. 100 and SFAS No. 121, were met; (7) the recognition of certain restructuring costs under U.S. GAAP when the criteria for recognizing restructuring charges, as specified in the EITF 94-3, were met;
(8) the reversal of certain reconciling items previously recognized in connection with the management bonus program due to certain modifications introduced to the plan during 2000; (9) the deferral of certain pension costs over the remaining service years of the beneficiaries under U.S. GAAP; (10) the retroactive adjustment, as required by APB No. 18, to reflect the investment in CBN under the equity method of accounting; (11) the application of certain U.S. GAAP adjustments, primarily foreign currency translation adjustments, to the net assets and liabilities sold which gave rise to differences in the amount of gain on sale of subsidiaries recognized under Luxembourg GAAP; (12) the recognition of treasury stock as a separate component of shareholders' equity;
(13) the effect on deferred income taxes of the foregoing reconciling items, as appropriate; and (14) the effect on minority interest of the foregoing reconciling items, as appropriate.

     We have elected to present the statements of cash flows in the primary financial statements using the guidance set forth in SFAS No. 95 "Statement of Cash Flows" but using Luxembourg GAAP numbers. Since we consider all highly liquid investments with original maturities of three months or less to be cash equivalents, no differences exist between cash flows from operating, investing and financing activities reported in the primary financial statements and cash flows from operating, investing and financing activities that would be reported in a statement of cash flows prepared using U.S. GAAP numbers.

     There are additional distinctions between Luxembourg GAAP and U.S. GAAP. First, certain significant differences exist between Luxembourg GAAP and U.S. GAAP in connection with the presentation of balance sheet items. Generally, under Luxembourg GAAP, items with a lower degree of liquidity are disclosed before items which have higher convertibility into cash. Second, certain captioned items differ from balance sheets presented under U.S. GAAP formats. Third, certain significant differences exist between Luxembourg GAAP and U.S. GAAP in connection with the presentation of statement of income line items. Under Luxembourg GAAP, certain asset impairment and restructuring charges have been recognized as non-operating or extraordinary items. Under U.S. GAAP, as required by APB 30, these charges do not qualify as non-operating or extraordinary items. Fourth, certain financial results and most of other income and expense items included in our Luxembourg GAAP financial statements, would be included in the determination of operating income for U.S. GAAP purposes. As discussed in Note 27 to the Consolidated Financial Statements, the reconciliation to U.S. GAAP does not include disclosure of all information that would be required by U.S. GAAP and Regulation S-X of the Exchange Act, with the exception of the presentation of the statement of other comprehensive income as required by SFAS No. 130, "Reporting Comprehensive Income".

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

     Our administration is conducted by our board of directors which, in accordance with our articles of incorporation, consists of a minimum of three and a maximum of 15 members elected at ordinary general meetings of holders of Class A and Class B shares. In case of a vacancy in any director position, the remaining directors may temporarily fill such vacancy by a majority vote. The holders of Class A and Class B shares would be asked to ratify such election at their next general meeting.

     Our current directors are as follows:

                                                                                                             Current Position
Name                                                                          Position      Date of Birth       Held Since
----                                                                          --------      -------------    ----------------
Jacques-Louis de Montalembert..............................................   Chairman          8-6-45             1996
Christian Baillet..........................................................   Director          7-3-50             1989
Jean de Ganay(1)...........................................................   Director          5-1-42             1995
Serge de Ganay(1)..........................................................   Director         11-9-49             1998
Carlos J. Miguens(2).......................................................   Director         2-16-49             1989
Stanislas P. Poniatowski(3)................................................   Director         5-21-52             1998
Santiago M. Quirno Bemberg(2)..............................................   Director         10-13-44            1998
Alvaro Sainz de Vicuna(3)(4)(5)............................................   Director         7-12-52             1996
Federico Sainz de Vicuna(3)(4)(5)..........................................   Director         2-26-57             1993
Louis-James de Viel Castel(5)..............................................   Director         9-14-41             1993
Beverages Associates (BAC) Corp., represented by Christian Baillet.........   Director           --                1995

---------
(1)  Serge de Ganay is the uncle of Jean de Ganay.

(2)  Carlos J. Miguens and Santiago M. Quirno Bemberg are cousins.

(3) Stanislas P. Poniatowski is married to a cousin of Alvaro Sainz de Vicuna and Federico Sainz de Vicuna.

(4)  Alvaro Sainz de Vicuna and Federico Sainz de Vicuna are brothers.

(5) Louis-James de Viel Castel is married to a cousin of Alvaro Sainz de Vicuna and Federico Sainz de Vicuna.

     Mr. Baillet also serves as a director of BAC. Following are brief biographies of each of our directors:

     Jacques-Louis de Montalembert is currently Chairman of the board of directors. He has been a Director of Quinsa since 1989. His term of office expires in June 2007. He has represented the Bemberg family in Latin America since 1978 and is a member of various boards of directors, including Cerveceria Chile and Bodegas Chandon S.A. He is chairman of Fundacion Pro Vivienda Social.

     Christian Baillet has been a Director of Quinsa and of Quilvest since 1989. His term of office expires in June 2004. Mr. Baillet has been Chief Executive Officer and director of Quilvest, of Banque Privee Quilvest--Paris and of Quilvest Capital France--Paris. He has also worked as a financial consultant for Citicorp in New York. He holds an engineering degree from the Ecole Centrale de Lyon, a MA in Economics and a MBA from The Wharton School of the University of Pennsylvania.

     Jean de Ganay has been a Director of Quinsa since 1995. His term of office expires in June 2007. In addition to past experience as the Financial Director of a number of companies controlled by the Bemberg family, he has been a director and partner in Lamarca y Compania and of Ganay y Quirno S.A. Sociedad de Bolsa, and has worked for J.P. Morgan in Buenos Aires and for Guinness Mahon in London. Mr. de Ganay holds a degree in business administration from the University of Buenos Aires.

     Serge de Ganay has been a Director of Quinsa since 1998 and of Quilvest since June 2000, and his term of office expires in June 2003. He has been in the strategic and management consulting industry for the past 20 years.

He is the founder and chairman of the Groupe G consulting company with offices based in Paris, Brussels and London. He has been teaching at the Sorbonne as program director for the past 10 years, has published articles and given conferences on new management trends and developments. He holds a MBA degree from Boston University.

     Carlos J. Miguens has been a Director of Quinsa since 1989. His term of office expires in June 2004. His professional experience includes serving as President of CMQ, Malsaf and Mosa. He has also been President of M.B.P. International, M.B. Holdings and Agropecuaria Cantomi.

     Stanislas P. Poniatowski has been a Director of Quinsa since 1998, and his term of office expires in June 2003. He has spent his professional career within the Lazard organization both in the United States and in Europe, and is currently Director of Lazard Freres et Cie. (Paris) and Director and Member of the Executive Committee of Lazard Asesores Financieros S.A. (Madrid). He also serves on several Boards of Directors including Sociedad Iberica de Cartera, S.A. - SIBEC, Pharmaceutical Royalty Investments Ltd. and Saint-Germain Investissements S.A.

     Santiago M. Quirno-Bemberg has been a Director of Quinsa since 1998. His term of office expires in June 2003. He has been a Director of Arfinsa S.A. since 1991 as well as President of Elikon S.A. Financiera y Mandataria. He has held various administrative positions at Manufactura Algodonera Argentina S.A., Relator Publicidad S.A. and Cerveceria Palermo S.A. He attended The Wharton School of the University of Pennsylvania and the School of Business Administration at the Universidad Catolica Argentina.

     Alvaro Sainz de Vicuna has been a Director of Quinsa and of Quilvest since 1996. His term of office expires in June 2002. He is Chief Executive Officer and Vice President of the Board of Directors of Sociedad Iberica de Cartera, S.A.--SIBEC, where he has worked since 1984. He has also held various positions at Merrill Lynch International Banking Group, Banco Urquijo in Madrid and S.G. Warburg. He holds a degree in economics and business administration from Universidad Complutense in Madrid.

     Federico Sainz de Vicuna has been a Director of Quinsa since June 1993. His term of office expires in June 2004. He is the President of Perfumeria Gal Argentina S.A., and was Vice President and Chief Executive Officer of FEIBA S.A. He has held various positions with CS First Boston Limited, Warner Home Video Espanola S.A. and Impala S.A. Mr. Sainz de Vicuna holds a B.S. degree in economics from The Wharton School of the University of Pennsylvania.

     Louis-James de Viel Castel has been a Director of Quinsa since June 1994. His term of office expires in June 2004. Prior to joining Quilvest as a Director in 1979, he served as Managing Director for Societe Financiere et Immobiliere and in various positions, including President, of Anciens Etablissements Martin. He is a graduate of the Ecole Superieure de Commerce de Paris.

     Beverages Associates (BAC) Corp. Under Luxembourg law, a corporation may serve on the board of directors of another corporation. BAC has authorized Christian Baillet to represent BAC on our board of directors. His term of office expires in June 2003.

Executive Officers

     Our current executive officers are set forth below. All executive officers serve at the discretion of our board of directors. In addition, we have a board of management which helps facilitate coordination between our various business units. As of December 31, 2001the six members of the board of management were Agustin Garcia Mansilla, Carlos Adjoyan, Gustavo Castelli, Nestor Del Campo, Carlos Olivieri and Richard Oxenford.

                                                                                  Current Position                   Number of Years
Name                             Position                                            Held Since      Date of Birth     with Quinsa
----                             --------                                         ----------------   -------------   ---------------
Agustin Garcia Mansilla........  Chief Executive Officer                                1998            1-11-56             6
Carlos Adjoyan ................  Director, Human Resources                              1998            3-5-52              4
Gustavo Castelli...............  General Manager, Baesa                                 1999            8-10-59             3
Nestor Del Campo...............  General Manager, CMQ                                   1999            8-3-63              9
Carlos Olivieri................  Chief Financial Officer                                1999            5-14-50             3
Richard Oxenford(1)............  Director, Marketing and International Beverages        1994           12-15-49            14
                                    Division
Alejandro Alberio..............  Logistics and Distribution Manager, Baesa              1999            8-21-51            15
Dario Aparicio.................  Industrial Manager, Baesa                              1999           12-11-57             4
Faustino Arias.................  General Manager, Bolivia                               1996            6-25-61            16
Nicolas Bamberg................  Industrial Manager, CMQ                                1997           10-28-56            10
Francis Cressall...............  Manager, Corporate Finance                             1998            6-3-59              4
Diego Davila...................  Sales Manager, Baesa                                   2000           12-18-60             3
Hector Dorribo.................  Finance and Administration Manager, CMQ                1993            4-7-52             20
William Engels.................  Group Controller                                       1998            5-24-59             9
Patricio Escobar...............  Logistics and Distribution Manager, CMQ                1996            9-13-59             9
Ricardo Fernandez..............  Marketing Manager, Baesa                               1999            7-19-66            11
Gerardo Garcia Gorostidi.......  Group Treasurer                                        1992            3-13-52            26
Miguel A Gomez Eiriz...........  Finance and Administration Manager, Baesa              1999           10-13-62            11
Adrian Gonzalez Fischer........  Sales Manager, CMQ                                     1999            2-23-63             9
Jorge Johnson..................  General Manager, Cerveceria Paraguaya                  1995            9-1-53             11
Fernando Lascano...............  Corporate Communications Manager                       2000           12-28-45             2
Daniel Montero.................  Internal Auditor                                       1999            5-18-43             3
Jos Oliemans...................  Technical Director                                     1998           12-26-57             4
Hector Ordoqui.................  General Manager, Uruguay                               1994            9-28-42            13
Luis Perez.....................  Human Resources Manager, CMQ                           1993            2-22-45            10
Fernando Ragni.................  Marketing Manager, CMQ                                 1999            10-7-51             8
Luis Ramirez...................  General Manager, Cerveceria Chile                      1998           11-20-58             4
Celso Rojas....................  General Manager, FPV                                   1998            5-10-41            29
Silvio Szostak.................  Chief Information Officer                              1998            9-15-48             4

---------
(1) Richard Oxenford has announced that he will be leaving Quinsa as of December 31, 2002.

     Following are brief biographies of each of our executive officers:

     Agustin Garcia Mansilla* has been Chief Executive Officer and Chairman of the board of management since January 1998. He is a Director of CMQ and of other operating subsidiaries. Prior to that he was Vice President for operations for Latin America and General Manager for Argentina for Burns Philip, as well as General Manager for CALSA, and was responsible for the marketing of a major footwear brand in Alpargatas SAIC. He holds a degree in Industrial Engineering from the University of Buenos Aires and has also attended Stanford's Executive Program and the program for executives at the Instituto de Altos Estudios Empresariales.

     Carlos Adjoyan* has been Human Resources Director and a member of the board of management since December 1997. Before then, he was Human Resources Director of Johnson Wax Argentina. He was previously Management Development Manager of Unilever Argentina. He holds a degree in Industrial Relations from the UADE University.

     Gustavo Castelli* has been the General Manager for Baesa since 1999. Previously, he was Vice President for Argentina, Chile and Uruguay at Burns Philip. Mr. Castelli earned a CPA degree and a degree in Business
Administration from the Catholic University of Argentina.

     Nestor Del Campo* was appointed General Manager of CMQ in 1999. Prior to that, he served as Marketing & Sales Manager of CMQ, since 1997. Previously he had been Marketing Manager for Pepsi. He holds a degree in Business Administration from the Catholic University of Argentina. He has also attended the Executive Program at Darden School, University of Virginia.

     Carlos Olivieri* has been Chief Financial Officer for Quinsa since August 1999. Mr. Olivieri has had an extensive career in finance, administration and accounting. He most recently served as Vice President - Finance and Control for YPF S.A. He also served as a Vice President for YPF International Ltd. and YPF Gas S.A. Prior to joining YPF S.A., Mr. Olivieri served as the Administrative Director for Aerolineas Argentinas, as a Director of Banco Central de la Republica Argentina and as a Manager for Arthur Andersen & Co. He is a CPA and has received graduate degrees from the University of Columbia and the University of Michigan.

     Richard Oxenford* has been Marketing Director since 1994 and International Beverages Division Director and a member of the board of management since 1997. Prior to that, he was Commercial Manager at CMQ and Marketing Planning Manager at Seagram Argentina. He holds a degree in business administration from the University of Buenos Aires.

     Alejandro Alberio has been the Logistics and Distribution Manager at Baesa since 1999. Prior to that he was the Commercial Manager for Cerveceria Paraguaya. Mr. Alberio holds a degree in Industrial Engineering and in 1999 attended the Advanced Management Program at The Wharton School of the University of Pennsylvania.

     Dario Aparicio has been the Industrial Manager at Baesa since 1999. Prior to that, he was Plant Manager at the Corrientes brewery and previously was Plant Manager at the Llavallol brewery. Mr. Aparicio holds a degree in Industrial Engineering.

     Faustino Arias has been General Manager of Incesa since 1996. Prior to that, he was Finance and Administration Manager of Cerveceria Chile and previously he had worked in the Zarate Project. He holds a CPA degree from the University of Buenos Aires. He has also attended the Executive Program at Darden School, University of Virginia.

     Nicolas Bamberg has been Industrial Manager of CMQ since 1997. Prior to that, he was Plant Manager of Quilmes Brewery and Plant Manager of Zarate Brewery. He holds a degree in Industrial Engineering from the Catholic University of Argentina. He has also attended the Executive Program at Darden School, University of Virginia.

     Francis Cressall has been Manager of Corporate Finance since March 1998. Prior to that, he was a Vice President with J.P. Morgan. He holds a degree in Business Administration from the University of Buenos Aires.

     Diego Davila is currently Sales Manager at Baesa and has been with this company for the past nine years. Mr. Davila earned a degree in Business Administration from the Catholic University of Argentina.

     Hector Dorribo has been Finance and Administration Manager of CMQ since 1994. Prior to that, he was Controller for CALSA.

     William R. Engels has been Group Controller since 1998. Prior to that, he was Manager of Corporate Finance at Quinsa and Vice President at Citicorp Investment Bank responsible for European sales of Latin American products in the International Corporate Finance division of Citibank, N.A. (London). He holds a BS degree from

Babson College, a MA degree from the University of Pennsylvania and a MBA degree from The Wharton School of the University of Pennsylvania.

     Patricio Escobar has been the Logistics and Distribution Manager for CMQ since 1996 and has been with Quinsa for the past eight years. Previously, he was the Distribution Manager for Cerveceria Chile. In 1997, he was granted a Developing Managerial Excellence award at Darden University. Mr. Escobar holds a degree in Industrial Engineering.

     Ricardo Fernandez has been Marketing Manager at Baesa since 1999. Previously, he was the Commercial Manager at Incesa since 1996. He holds a degree in Industrial Engineering from the Buenos Aires University. He also attended the Developing Managing Excellence Program at the Darden School, University of Virginia.

     Gerardo Garcia Gorostidi has been Group Treasurer since 1993. Prior to that, he was Treasurer of our Argentine companies, Finance and Administration Manager of CMQ and Assistant Finance Manager at Compania Quimica S.A. He holds a degree in Economics from the University of Buenos Aires.

     Miguel Gomez Eiriz has been the Finance and Administration Manager at Baesa since 1999. Previously, he was the General Manager of Paresa since January 1998. Prior to that, he was the Group Controller at Quinsa and Finance and Administration Manager of CMQ. Mr. Eiriz earned a CPA degree from the Catholic University of Argentina.

     Adrian Gonzalez Fischer has been the Sales Manager for CMQ since 1999 and has been with Quinsa for the past eight years. Previously, he held the position of Distribution and Retail Sales Manager at CMQ and prior to that, he was the Commercial Manager in Chile. Mr. Gonzalez Fischer earned a degree in Business Administration from the University of Buenos Aires.

     Jorge Johnson has been General Manager of Cerveceria Paraguaya since 1995. Prior to that, he was Projects Manager at Cerveceria Chile, Operations Manager at Cerveceria Paraguaya and a staff engineer at Hidrosan Chile and Empresa Nacional de Petroleo. He holds an engineering degree from the Catholic University of Chile and a graduate degree in business administration from the Escuela de Negocios de Valparaiso, Universidad Adolfo Ibanez.

     Fernando Lascano has been Corporate Communication Manager since September 2000. Previously, he was a professional journalist and chief economic editor for "La Nacion", one of the principle newspapers of Buenos Aires.

     Daniel Montero has been Corporate Audit Manager since January 1999. Prior to that, he was General Audit Vice-President, South America at Burns Philip International Ltd., General Audit Manager at CALSA and Internal Audit Manager at General Electric Argentina. He holds a degree in Business Administration from the Argentine University of Business.

     Jos Oliemans has been Technical Director since March, 1998. Prior to that, he was Production Manager of Vrumona (Heineken). He holds a degree in Engineering from the Free University of Amsterdam.

     Hector Ordoqui has been the General Manager of Uruguay Beverages Division since 1994. Prior to that he was Manager of Industrial Operations at the Uruguay Beverages Division of Quinsa and Manager of Marketing and Sales at ILDU S.A. He holds an engineering degree from the Universidad de la Republica Oriental del Uruguay, an MS degree from Leeds University and a degree in brewing technology from Berlin University.

     Luis Perez has been the Human Resources Manager for CMQ since 1993. Prior to that, he was Industrial Relations Manager for the Zarate brewery. He was previously Human Resources Manager at Astra Capsa and Labor Relations Manager at Ford Motors Argentina. He holds a degree in Economics from the Argentine University of Social Sciences.

     Fernando Ragni has been the Marketing Manager for CMQ since 1999. Previously, he was Manager for Commercial Services at CMQ and prior to that he was the Commercial Manager at Bieckert. Before that, he held the position of Marketing Manager at Pepsi Argentina. Mr. Ragni holds a degree in Advertising from the Universidad del Salvador.

     Luis Ramirez has been General Manager of Cerveceria Chile since 1998. Prior to that he was General Manager of Vital. He holds a Commercial Engineering degree from the Catholic University of Chile.

     Celso Rojas has been the General Manager of FPV since 1998. Prior to that he was Financial Manager and General Manager of Paresa and Assistant Manager at Citibank Paraguay. He holds a degree in economics from the Universidad Nacional de Asuncion and, since 1971, has been a Professor at the Catholic University of Paraguay.

     Silvio Szostak has been Chief Information Officer since 1998. Prior to that he was Technology Manager and then General Manager at Inventica. He holds a CPA and System Engineering degree from the University of Buenos Aires.

---------
*    Members of our board of management.

Compensation, Share Ownership and Board Practices

     For the year ended December 31, 2001, the aggregate amount of compensation paid to all directors and executive officers as a group was US$8.4 million. In addition, our incentive plan paid to certain of our directors and officers is comprised of up to 5% of the annual consolidated net income of QIB, our principal subsidiary. The aggregate amount accrued for 2001 pursuant to such plan was US$3.3 million

     None of our directors or executive officers hold more than 1% of the Class A or Class B shares. No options have been granted to our directors or executive officers.

     None of our directors have entered into service contracts with us or any of our subsidiaries providing for benefits upon termination of employment. We do not have an audit committee or a remuneration committee.

Employees

     As of December 31, 2001, we employed 6,134 people. Approximately 46% of our employees are members of labor unions. Labor relations between our various operating companies and their employees are governed by 15 different industry-wide collective bargaining agreements negotiated separately for each operating subsidiary. In Argentina, Bolivia, Chile, Paraguay and Uruguay, our collective agreements are negotiated every two years. We believe that we have positive labor relations with our employees. Except for occasional industrial disputes, we have not experienced any significant labor strike or other nationwide industrial dispute during the past five years that has materially affected our results of operations.

     Of these 6,134 employees, approximately 3,816 were based in Argentina, 1,068 in Bolivia, 304 in Chile, 581 in Paraguay and 365 in Uruguay. Of these same employees, 3,101 were engaged in industrial activities such as brewing, malting and bottling, 2,219 in commercial activities such as marketing and 814 in finance, administration and other activities. The average number of temporary employees during 2001 was approximately 260.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS


                               MAJOR SHAREHOLDERS

     The following discussion is based mostly on public filings made with the Luxembourg Stock Exchange and, alternatively, on information provided to us by our directors and executive officers at December 31, 2001. During 1997, we purchased 214,696 non-voting preferred shares (the "non-voting shares") in connection with our management bonus program, although none of these were held as of December 31, 1997. During 1998, we purchased 254,600 non-voting shares, which we held as of December 31, 1998. During 1999, we purchased no additional non-voting shares and the balance as of December 31, 1999 was 209,599 non-voting shares. During 2000, we purchased 375,700 non-voting shares and 281,258 ordinary voting shares (the "ordinary shares"). The balance held as of December 31, 2000 was 585,299 non-voting shares and 281,258 ordinary shares. On June 8, 2001, our shareholders approved a recapitalization plan which provided for, among other things, the split of ordinary shares by ten, redesignation our ordinary shares as Class A shares, conversion of our non-voting shares into Class B shares and cancellation of our non-voting shares. See "Item 10--Additional Information--Recapitalization" below. During 2001, we purchased 426,650 Class A Shares and 1,527,728 Class B Shares. The balance held as of December 31, 2001 was 426,650 Class A shares and 2,394,285 Class B shares.

     In June 2001, our shareholders approved a capital restructuring pursuant to which, among other things, our ordinary shares were renamed Class A shares and split ten-for-one, and our preferred non-voting shares were converted into ordinary Class B shares with dividend and liquidation rights equal to ten times the rights of Class A shares. Our largest shareholder is BAC, which holds 342,100,000, or 49.51%, of our outstanding shares. BAC's share ownership has not changed significantly in the past three years. BAC was organized in the British Virgin Islands in 1994 by various individual shareholders who are descendants of the Bemberg family, our founding family. The principal purpose of BAC, which conducts related business, is to hold a controlling interest in the Class A shares. BAC holds title to Class A shares constituting its 49.51% interest in our outstanding shares and votes such shares as a unit. Shareholders of BAC are restricted in their ability to transfer shares in BAC to persons other than BAC shareholders. BAC's memorandum of association provides that BAC will begin liquidation proceedings on December 31, 2004, if, prior to that time, there has been no shareholder action to specify another date to extend the existence of BAC.

     BAC continues to use its interest in the Class A shares, as it has in the past, to control the election of the entire board of directors, including securing the election of Bemberg family representatives to our board of directors. In addition, BAC's interest in the Class A shares gives BAC the power to determine substantially all other matters requiring shareholder approval, including the determination of dividend payments, and therefore effectively to control Quinsa.

     The following table sets forth the estimated relative ownership interests in the Class A shares and the Class B shares of BAC and our directors and executive officers as a group and their respective economic and voting power:

                                                                Directors and
                                                 BAC         Executive Officers
                                             -----------     ------------------
Class A shares............................   342,100,000           85,000
Class B shares............................             0            3,000
Economic Interest.........................        31.63%            0.01%
Voting Power..............................        49.51%            0.01%

     Relationship with AmBev. If our proposed strategic alliance with AmBev is approved, BAC's voting control of Quinsa is subject to change. Upon completion of the transactions contemplated by the alliance, we will issue 26,388,914 new Class B shares to AmBev pursuant to the Share Exchange Agreement, and AmBev will purchase 239,920,000 Class A shares from BAC pursuant to the Stock Purchase Agreement See "Item 4--Information on the Company--History and Development--Recent Events--Strategic Alliance with AmBev" above. Upon consummation of the acquisition of the 26,388,914 Class B shares from Quinsa and the 230,920,000 Class A shares from BAC, AmBev would own 36.09% of all our outstanding voting shares, and BAC would own 52.39% of our outstanding voting shares. In addition, pursuant to the Stock Purchase Agreement, BAC has granted AmBev a call option (the "Call Option"), beginning in 2009, to purchase from BAC and AmBev has granted BAC a put option (the "Put Option"), beginning in 2003, to sell to AmBev the remaining 373,520,000 shares in exchange for newly issued shares of AmBev.

     Pursuant to the Quinsa Shareholders Agreement, so long as AmBev and BAC each has the Requisite Percentage (as defined below) each of AmBev and BAC will have the right to nominate:

     o    50% of the directors constituting the Quinsa board of directors, and

     o for each of our subsidiaries, 50% of the number of directors that BAC is entitled to nominate under such subsidiary's charter documents or by-laws, any existing shareholders agreement or applicable law.

     The Quinsa Shareholders Agreement further provides that if either BAC or AmBev ceases to own at least 40% (the "Requisite Percentage") of the combined ownership of BAC and AmBev of all shares entitled to vote at our shareholder meetings (such combined ownership interest of BAC and AmBev being termed the "Voting Interest"), then the number of directors that each will be entitled to nominate will be determined based on the percentage of the Voting Interest held multiplied by number of directors constituting the Quinsa board or, in the case of one of our subsidiaries, the number of directors that BAC is entitled to nominate, subject to certain exceptions. Upon the completion of the acquisition by AmBev of 26,388,914 Quinsa Class B shares pursuant to the Share Exchange Agreement and of 230,920,000 Quinsa Class A shares pursuant to the Stock Purchase Agreement, AmBev would own 40.789% of the Voting Interest and BAC would own 59.211% of the Voting Interest.

     Upon exercise of the Call Option by AmBev or the Put Option by BAC, whereby AmBev purchases the remaining 373,520,000 Quinsa Class A shares in exchange for newly issued shares of AmBev, BAC will no longer have any rights to nominate directors, the directors nominated by BAC must resign and, as promptly as practicable, the Quinsa board and each subsidiary board will be reconstituted to include only directors nominated or approved by AmBev, subject to the rights of any shareholders under any subsidiary's charter or by-laws or any existing shareholders agreement to nominate directors.

     So long as AmBev and BAC each own at least 40% of the Voting Interest, each will have the right to elect a Co-Chairman of the Quinsa board, as well as the right to jointly appoint a Chairman of each subsidiary board.

     In addition, as long as each of AmBev and BAC owns the Requisite Percentage, we agreed not to take certain actions, and not to permit our subsidiaries to take certain action, without the consent of AmBev and BAC. Examples of actions taken by us or our subsidiaries that would require prior consent by AmBev and BAC include: capital expenditures, material or multi-year contracts, business outside of beverages or South America, product pricing, issuance of shares or incurrence of debt above certain threshold amounts, changes in senior management compensation, changes in dividend policy, merger or sale of Quinsa or its significant subsidiaries, material asset sales or spin offs, material acquisitions, changes to our charter or by-laws or those of our significant subsidiaries, filing for bankruptcy, liquidation or dissolution for us or our significant subsidiaries. If AmBev's or BAC's Voting Interest decreases, but remains above certain threshold amounts, then certain actions above will continue to require consent by both parties, and so long as AmBev and BAC own one-third or more of the Voting Interest, the affirmative vote of both will be required for any capital increase. AmBev also agreed to refrain from acquiring any ownership interest in or substantial assets of any businesses involving the manufacture, marketing, sale or distribution of beverages in certain specified regions in South America without first offering us the opportunity to make such acquisition, with certain limited caveats.

Disclosure of Shareholder Ownership

     Luxembourg law and the rules of the Luxembourg Stock Exchange require any person who acquires securities representing 10% or more of our total voting rights to notify us and the Luxembourg Stock Exchange Supervisory Authority of his or her 10% ownership within seven calendar days of the date he or she knows or should have known of such ownership. In addition, Luxembourg law requires any person to disclose to us and the Luxembourg Stock Exchange Supervisory Authority the percentage of voting rights held by him or her within seven calendar days from the day he or she knows or should have known that such percentage, as a result of an acquisition, sale or other transfer of Class A and/or Class B shares, equals, exceeds or falls below 10%, 20%, 33.3%, 50% or 66.6% of our total voting rights existing at such time, subject to certain exceptions. The percentage of voting rights held by any such holder includes voting rights directly and indirectly controlled. As of June 1, 2002, no person or entity other than BAC had provided any such notification with respect to our Class A and/or Class B shares. However, if our proposed alliance with AmBev is consummated, AmBev will be required to so notify the Luxembourg Stock Exchange Supervisory Authority.

                           RELATED PARTY TRANSACTIONS

     We purchase certain raw materials, goods for resale and services from related parties. These transactions are summarized as follows:

                                                  2001         2000       1999
                                                --------     --------   --------
                                                        (in US$ millions)
Purchase of raw materials.....................    $4.8         $9.9       $9.7
Transportation services.......................     4.0          4.2        4.2
Fees for services.............................     2.9          2.8        3.7
Technical assistance fees.....................     1.0          1.0        1.3
Purchase of goods for resale..................     0.4          0.3        3.4
                                                 -----        -----      -----
   Total......................................   $13.1        $18.2      $22.3
                                                 =====        =====      =====

     Purchase of Raw Materials. We purchase several raw materials, including malt and barley, from Heineken, which holds 15% of the outstanding shares of QIB, our principal subsidiary.

     Transportation Services. Transportes Ader S.A. ("Tasa") provides integrated logistics support for our entire supply chain. This logistics support includes inbound raw materials supply, finished goods distribution, dedicated contract carriage, the management of carriers and other supply chain services. These costs are included as selling and marketing expenses in our consolidated statement of income.

     Fees for Services. These fees relate to certain administrative fees charged by Arfinsa S.A. These costs are included as administrative and general expenses in our consolidated statement of income.

     Purchase of Goods for Resale. We purchase imported bottled beer from Heineken.

     Technical Assistance Agreements. Our relationship with Heineken as a technical adviser is governed by technical assistance agreements relating to both our brewing and malting operations. The technical assistance agreements cover issues relating to both product quality and the maintenance of production equipment and facilities. Heineken assists us in the quality control process by conducting laboratory analyses of raw materials, taste tests, evaluations of our own technical reports and annual "technological audits" of our operating companies. Heineken also provides advice regarding the purchase of raw materials, environmental issues and managerial systems. Pursuant to the technical assistance agreements, we may request certain additional services with respect to our breweries, including assistance in (1) planning and constructing new breweries, (2) training brewers and engineers and (3) developing new products, production methods and packaging materials. These fees and expenses are included as technical assistance fees within cost of goods sold in our consolidated statement of income. For additional information, see "Item 4 -- Information on the Company -- Business Overview -- Relationship with Heineken -- Technical Assistance Agreements."

     We believe that all these transactions were on terms at least as favorable to us as those which could have been obtained from independent third parties in arms-length negotiations.

ITEM 8.    FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

     See Item 17 for our Consolidated Financial Statements.

Legal Proceedings and Contingencies

     We have certain contingent liabilities with respect to material existing or potential claims, lawsuits and other proceedings, including those involving tax, social security and other matters. We accrue liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, our own estimates of the outcome of these matters, the opinions of our lawyers, and their experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there will be changes in the estimates of future costs, which could have a material effect on our future results of operations and financial condition or liquidity.

     Primarily as a result of the acquisitions described in Note 3 to the Consolidated Financial Statements, and as part of the allocation of the purchase price of such acquisitions, during 2000 we recognized a contingency reserve of US$51.4 million with respect to tax, social security and commercial lawsuits. Such matters arose in the ordinary course of business of the particular entities prior to our acquisitions.

     As of December 31, 2001, we maintained reserves amounting to US$51.8 million to cover contingent liabilities with respect to material existing or potential claims, lawsuits and other proceedings, including those involving tax, social security and other matters. Our past experience with similar contingencies leads us to believe that these provisions are adequate. If all such claims were determined adversely within the same period, which we believe highly unlikely, our results of operations for such period would be materially adversely affected.

     In 1997, our subsidiary Baesa sold its Brazilian soft-drink business (the "Brazilian Business") to Cervejaria Brahma (the "Buyer"). At the time of the sale, the Brazilian Business had certain material existing and potential claims, lawsuits and proceedings, including those involving tax, social security and other matters. Under a tax indemnification agreement, Baesa agreed to indemnify the Buyer for these liabilities, but in no event to exceed US$20.0 million. In this connection, PepsiCo has also agreed to reimburse Baesa up to US$10 million. Therefore, we believe the reserves established are adequate to cover losses related to this transaction.

     As a consequence of a federal and state tax claim initiated against a former CBN subsidiary, the Bolivian Supreme Court of Justice imposed a lien on assets of CBN in July 2001 pending adjudication of a claim for back taxes which the Bolivian authorities claimed amounted to approximately US$10.0 million. In the opinion of CBN's independent legal counsel, because the claim was initiated against CBN's subsidiary and such claim did not name CBN as a defendant, CBN was not a party to this lawsuit. Therefore, CBN's independent legal counsel does not believe that any adjudication of such claim will have a material negative impact on CBN.

     In June 2002, we received a notice from the International Chamber of Commerce stating that Heineken had begun an arbitration proceeding against us and BAC alleging that the proposed AmBev transactions violated certain contracts between Heineken and us and asking that the arbitration panel (i) prohibit completion of the AmBev transactions; (ii) declare that Heineken is entitled to purchase Quinsa's 85% interest in QIB for terms economically equivalent to the value placed by QIB on the AmBev transactions; and (iii) award money damages to Heineken of an unspecified amount Furthermore, in June 2002, we also received a summons indicating that Heineken had commenced a legal proceeding against our company in a Luxembourg court requesting that the court issue an order prohibiting the completion of the transaction with AmBev until the contract dispute is resolved by an arbitrator. The court dismissed Heineken's summons. See "Item 4. History and Development--Recent Events--Notice of Legal Proceeding by Heineken" above.

Dividend Policy

     For a description of our dividend policy, see "Item 10. Additional Information -- Memorandum and Articles of Incorporation -- Capital Stock -- Dividends" below.

ITEM 9.    THE OFFER AND LISTING

     On June 8, 2001, our shareholders approved a recapitalization plan which provided for, among other things, the split of ordinary shares by ten, redesignation our ordinary shares as Class A shares, conversion of our non-voting shares into Class B shares and cancellation of our non-voting shares. See "Item 10--Additional Information--Recapitalization."

Market for the Class B shares

     Our ADSs, each representing two Class B shares without par value, are listed on the New York Stock Exchange ("NYSE") and trade under the symbol "LQU". Our Class B shares are listed and trade on the Luxembourg Stock Exchange ("LSE") as well. The Bank of New York is our depositary issuing American Depositary Receipts ("ADRs"), pursuant to the Deposit Agreement dated February 28, 2002 among us, The Bank of New York, as depositary, and the holders from time to time of ADRs. The ADSs (initially representing our non-voting shares and now representing Class B voting shares) and non-voting shares (which are now our Class B voting shares) began trading on the NYSE and the LSE, respectively, on March 28, 1996. The table below sets forth, for the periods indicated, the reported high and low daily closing prices of the non-voting shares or Class B shares, as the case may be, and the ADSs on the LSE and the NYSE, respectively.

                                          Price per Class B share(1)     Price per ADS(2)(3)
                                          --------------------------  ------------------------
                                              High          Low           High          Low
                                          -----------  -------------  -----------  -----------
1997....................................    $ 15.50      $  8.80        $ 31.00      $ 18.25
1998....................................      13.85         6.00          28.00        12.75
1999....................................      12.25         7.20          25.25        15.00
2000....................................      13.75         7.85          28.25        15.13
2001....................................      10.90         5.00          24.12         9.95

2000
   1st Quarter..........................      13.75         9.20          28.25        19.25
   2nd Quarter..........................      10.75         8.40          22.62        17.87
   3rd Quarter..........................      11.25         9.60          23.37        19.75
   4th Quarter..........................      10.10         7.85          20.75        15.13
2001
   1st Quarter..........................      10.90         7.85          24.12        17.00
   2nd Quarter..........................      10.04         8.60          21.30        17.80
   3rd Quarter..........................       9.86         5.52          21.10        11.49
   4th Quarter..........................       6.34         5.00          13.60         9.95
2002
   1st Quarter..........................       6.10         4.31          13.01         8.75

December 2001...........................       6.34         5.54          12.55        11.75
January 2002............................       6.10         4.31          11.95         8.75
February 2002...........................       5.12         4.50          11.10         9.43
March 2002..............................       6.10         4.90          13.01        10.03
April 2002..............................       6.38         4.52          13.09         9.70
May 2002................................       5.85         5.85          11.90        10.50

---------
(1)  Source: Luxembourg Stock Exchange.

(2)  Source: New York Stock Exchange.

(3) The ADSs have been restated to give retroactive effect to the change in ratio of Class B shares to ADRs. After approval of the recapitalization plan, each ADR represented two Class B shares, whereas previously each ADR had represented one non-voting share.

Market for the Class A Shares

     Our Class A shares are currently listed and trade in U.S. dollars on the LSE. The table below sets forth, for the periods indicated, the reported high and low daily closing prices of our Class A shares on the LSE. The price per Class A share has been adjusted to reflect the 10:1 stock split that occurred upon approval of our recapitalization plan by holders of our ordinary and non-voting shares, including holders of our ADRs, on June 8, 2001. Pursuant to the recapitalization plan, each ordinary share was redesignated as a Class A share and split into 10 Class A shares. Following our recapitalization, as of December 31, 2001, a total of 647,618,840 Class A shares and 43,388,205 Class B shares were outstanding.

                                                Price per Class A share(1)(2)
                                             ----------------------------------
                                                   High               Low
                                             ----------------  ----------------
1997.........................................     $1.420            $0.800
1998.........................................      1.120             0.625
1999.........................................      0.975             0.712
2000.........................................      1.140             0.700
2001.........................................      0.980             0.550

2000
   1st Quarter...............................      0.920             0.825
   2nd Quarter...............................      0.850             0.755
   3rd Quarter...............................      1.14              0.775
   4th Quarter...............................      0.850             0.700
2001
   1st Quarter...............................      0.855             0.700
   2nd Quarter...............................      0.980             0.730
   3rd Quarter...............................      0.970             0.600
   4th Quarter...............................      0.710             0.550
2002
   1st Quarter...............................      0.630             0.430

December 2001................................      0.710             0.570
January 2002.................................      0.535             0.430
February 2002................................      0.510             0.472
March 2002...................................      0.630             0.500
April 2002...................................      0.615             0.462
May 2002.....................................      0.720             0.500

---------
(1)  Source: Luxembourg Stock Exchange.

(2) The prices of our Class A shares have been restated to give retroactive effect to the 10:1 split which occurred as a result of our recapitalization in June 2001.

ITEM 10.   ADDITIONAL INFORMATION

                                RECAPITALIZATION

     At an Extraordinary General Meeting held on June 8, 2001, our shareholders of our ordinary shares, non-voting shares and American Depositary Shares ("ADSs") representing non-voting shares approved the recapitalization plan to alter the respective rights of holders of our ordinary shares without par value and holders of our non-voting shares including ADS holders. As a result, we:

o redesignated the outstanding ordinary shares as Class A shares and split each outstanding ordinary share into ten Class A shares;

o converted the outstanding non-voting shares into Class B voting ordinary shares and canceled the class of non-voting shares;

o adjusted the rights to dividends and liquidation proceeds of the two classes so that each Class B share is entitled to receive, with respect to any dividends or liquidation proceeds, ten times the amount per share paid on the Class A shares;

o permitted conversion of Class A shares into Class B shares for a limited period of time each year, provided that as a result of such conversion a shareholder does not hold more than 5% of the Class B shares in the aggregate;

o restated the existing provision of our Articles (as the term in defined below) relating to authorized capital and waived preferential subscription rights of shareholders to subscribe for further issues of Class A shares or Class B shares; and

o    changed the ratio of Class B shares to ADSs from 1:1 to 2:1.

Because the Class B shares now have voting rights, implementation of the plan has increased the voting power of the public stockholders, although voting control of Quinsa remains with the holder or holders of the Class A shares. The purpose of the recapitalization plan was to create a publicly traded security having characteristics that would make it eligible for investments by Argentine pension funds.


                    MEMORANDUM AND ARTICLES OF INCORPORATION

Register

     We were incorporated by deed of Maitre Camille Hellinckx, a notary residing in Luxembourg, on December 20, 1989. This deed was published in the Memorial Recueil des Societes et Associations (the "Memorial"), number 209 on June 26, 1990. Our Statuts Coordonnes, which include both charter and by-laws, (the "Articles") were amended on the following dates: (1) June 11, 1992 by deed of Maitre Camille Hellinckx published in the Memorial, number 339 on August 6, 1992; (2) December 10, 1993 by deed of Maitre Camille Hellinckx published in the Memorial, number 7 on January 7, 1994; (3) June 24, 1994 by deed of Maitre Andre Schwachtgen, published in the Memorial, number 325 on September 6, 1994;
(4) February 6, 1996 by deed of Maitre Camille Hellinckx published in the Memorial, number 117 on March 7, 1996; (5) April 25, 1996 by deed of Maitre Camille Hellinckx published in the Memorial, number 299 on June 19, 1996; and
(6) October 9, 2000 by deed of Maitre Reginald Neuman published in the Memorial, number 830 on November 13, 2000; (7) June 8, 2001 by deed of Maitre Reginald Neuman published in the Memorial, number 1173 on December 15, 2001; and (8) August 8, 2001 by deed of Maitre Reginald Neuman published in the Memorial, number 117 on January 22, 2002.

     We are registered with the Companies Registrar in Luxembourg under the number RCB 32.501.

Objects and Purposes

     Article 2 of the Articles states that our object is the direct or indirect holding of business interests in Luxembourg or foreign corporations or other business entities as well as the administration, management, control and development of such business entities.

     We may use our resources (1) to organize, manage, enhance in value and liquidate a portfolio consisting of any securities, patents and licenses, (2) to participate in the organization, development and control of any business entity, (3) to acquire by way of capital contribution, subscription, underwriting, option, purchase or any other manner any securities, patents and licenses, (4) to sell, transfer, exchange or otherwise enhance the value of such securities, patents and rights and (5) to provide companies in which we have an interest any assistance, loans, advances or guarantees. In general, we may carry out any operations which we deem useful to achieve our corporate objects and purposes, within the limits established by the law of July 31, 1929 and subsequent amendments.

     Article 2 of the Articles states that we may not directly carry on any industrial activity or maintain a commercial establishment open to the public.

Capital Stock

     Our authorized share capital is US$400,000,000, represented by Class A shares without par value and Class B shares without par value, totaling 8,729,308,855 shares which includes the number of Class A shares and Class B shares as are issued and outstanding from time to time. Currently, our issued and outstanding share capital is represented by 647,618,840 Class A shares and 43,388,205 Class B shares.

Dividends. Each Class B share is entitled, if dividends are declared by the general meeting of shareholders or, in case of interim dividends, by the board of directors, to receive an amount of dividends equal to ten times the amount of dividends to which each Class A share is entitled. The right to dividends of Class A shares and Class B shares rank pari passu without preference to each other. Prior to paying any dividends, we are required under Luxembourg law to transfer 5% of our annual net profits to a non-distributable legal reserve until the reserve amounts to 10% of our issued share capital.

Voting Rights. Each Class A share and each Class B share entitles the holder to cast one vote at any shareholders' meeting. Class A shares and Class B shares will ordinarily vote as one class at any shareholders meeting. However, any resolutions affecting the respective rights of particular classes must be approved separately by each class, pursuant to the quorum and majority requirements established by Luxembourg law.

Rights to Share in Company Profits. The surplus after deduction of charges and amortizations represents the net profit at the disposal of the general meeting for free allocation. With the approval of the auditor(s) the board of directors may initiate dividend installments. Dividends decided by the general meeting as well as those initiated by the board of directors are paid at the periods and places fixed by the board of directors.

Liquidation Rights. Should a liquidation of Quinsa occur, any surplus assets available for distribution will be distributed to Class A and Class B shareholders after payment of all the company's debts and obligations. Each Class B share is entitled to liquidation proceeds equal to ten times the amount of liquidation proceeds to which each Class A share is entitled. The rights to the liquidation proceeds of Class A shares and Class B shares rank pari passu without preference to each other.

Conversion Rights. Class A shares are convertible into Class B shares at a ratio of ten Class A shares for 1 Class B share for the first 15 Luxembourg business days every July, provided (i) Class A holders submit their request to convert such shares (the "Requests") within the given time frame, and (ii) such request is accompanied by a certification, in such form determined by the board, by the tendering holder (the "Certification") of the amount of Class B shares he or she holds prior to giving effect to this Request.

     The Class A holder will be able to convert all of the Class A shares covered by his or her Request to the extent that each holder's Class B share holdings does not reach 5%. To the extent that upon effecting the Request, the Class A holder would be the beneficial owner of 5% or more of the Class B shares outstanding, the holder will only be allowed to convert as many Class A shares as would leave the Class A holder with Class B share holdings under 5%. A Class A holder who will not receive all of the Requested shares because the holder would be the beneficial owner of greater than 5% of the Class B share holdings, may not withdraw their Request, but will instead receive as many Requested Class B shares as is possible in accordance with their Request without triggering the 5% threshold. Class A holders requesting conversion of their Class A shares will be notified by July 31 of each year whether and to what extent their Requests were permitted and what their resulting Class B share holdings are.

     Pre-emptive Rights. Our Articles provide that any issue of shares of any class may be made with or without reserving to holders of shares of any class a preferential subscription right for such shares.

     Redemption Rights/Sinking Fund. In respect of the Class A or Class B shares, the Articles do not provide for (1) redemption rights or (2) the establishment of a sinking fund in respect of the Class A or Class B shares.

     Business Combinations. The Articles do not contain any provisions which would operate only with respect to a merger, acquisition or corporate restructuring involving us or any of our subsidiaries. Under Luxembourg law, there are no appraisal rights with respect to the Class A or Class B shares in the event of a business combination transaction.

     Nonresident or Foreign Shareholders. There are no limitations, under Luxembourg law or the Articles, on the right of our nonresident or foreign shareholders to hold the Class A or the Class B shares.

     Transferability. Our shares may be issued in registered or bearer form and may be converted by shareholders from one form to another. The Class A and Class B shares in bearer form are transferable by delivery. Those in registered form are transferable only by a written declaration of transfer, signed by the transferor and the transferee, or their attorneys-in-fact, and recorded in our share register. No stamp duty or similar transfer tax is payable in Luxembourg on the transfer of the shares.

General Meetings

     The annual general meeting of our Class A and Class B shares is held in the city of Luxembourg, at the place indicated in the notices of meeting, on the first business day following the fourth Thursday of June at 10:00 AM. Notices of ordinary and extraordinary general meetings must contain the agenda, date, time and place of the meeting. These notices are made by announcements published twice in the Memorial, as well as in a Luxembourg newspaper and an international newspaper. There is an eight-day interval between the two notices, and the second notice is published at least eight days before the meeting. Notices for any meeting reconvened for lack of a quorum must also contain, according to Luxembourg law, the result of the first meeting. These notices must be made by announcements published twice in the Memorial and two other Luxembourg newspapers, with a 15-day interval between the two notices and with the second notice published at least 15 days before the meeting.

     In order to be admitted to general meetings, holders of Class A or Class B shares must deposit their shares (1) at our registered office at least five days before the meeting or (2) at the offices of specified depositaries at least eight days before the meeting. Holders of Class A or Class B shares in registered form must advise us within five days of the meeting of their intention to attend the general meeting. If a shareholder intends to vote by proxy holder, the latter is required to deposit the proxy at our registered office within five days of the meeting. The board of directors may reduce these time limits or accept share deposits irrespective of such limits.

     Except as set forth below, under Luxembourg law and the Articles, shareholder action may be taken at a general meeting, the purpose of which is not to amend the Articles, by a simple majority vote of shares present or represented. There are no quorum requirements for ordinary meetings.

     An extraordinary general meeting convened for the purpose of amending the Articles must have a quorum of at least 50% of all issued and outstanding Class A and Class B shares. If a quorum is not present, the meeting may be reconvened according to Luxembourg law at a later date with no quorum. The unanimous consent of all holders of Class A and Class B shares is required if the proposed amendment to the Articles involves (1) changing our jurisdiction of incorporation or (2) adding to the financial obligations of our shareholders. For any other amendment to the Articles, a two-thirds majority vote is required of all Class A and Class B shares present or represented. If the amendment relates to a matter for which a separate class vote by holders of Class A and Class B shares is required, the quorum and majority vote requirements must be fulfilled separately with respect to the Class A and Class B shares.

The Board of Directors

     Our board of directors consists of a minimum of three and a maximum of 15 members appointed at general meetings. Directors are not required to own our shares in order to act as members of the board. A director's term of office may not exceed six years; although directors may be reappointed and dismissed at any time. The Articles do not provide for mandatory retirement of our directors on the basis of age.

     Voting. The board of directors meets as often as is required, upon notice given by the chairperson or by two directors either at the registered office or at any place indicated in the notice. The board of directors may deliberate and act only if a majority of its members are present in person or by proxy. All decisions are taken by a majority of votes of directors present or represented. In the event of a tie-vote, the chairman casts the deciding vote.

     Powers. The board of directors is vested with broad powers to act on our behalf. It may authorize all acts of management (including the borrowing of funds) within our corporate purposes other than those specifically reserved to general meetings of shareholders. Within the limits of Luxembourg law, the board of directors may:

o delegate to any of its members, the powers to carry out its decisions and to provide day-to-day management;

o confer to any person the powers necessary for our technical, administrative and commercial management;

o    constitute any committee and determine its function and authority; and

o    authorize all substitutions in the powers it has delegated or conferred.

     Compensation. The level of compensation paid to members of the board of directors is decided at the annual general shareholders meeting. Our directors have no power to vote compensation to themselves or to other members of the board.

     Conflicts of Interest. Any director who may have an interest adverse to us with respect to a transaction submitted to the approval of the board of directors is required to notify the board of such adverse interest. This notice must be reflected in the minutes of the meeting in question, and the director is required to abstain from deliberating or voting on such transaction. In addition, these transactions must be specifically reported at the next general meeting.

                               MATERIAL CONTRACTS

     In connection with our proposed strategic alliance with AmBev, we entered into a Share Exchange Agreement dated May 1, 2002 pursuant to which AmBev agreed to contribute to Quinsa all the Southern Holding Shares related to AmBev subsidiaries that manufacture, market, sell or distribute beer in Argentina, Uruguay, Paraguay and Bolivia in exchange for 26,388,914 newly issued Quinsa Class B Shares. We also agreed to enter into the Quinsa Shareholders Agreement with regard to certain matters relating to the voting, transfer and issuance of Quinsa shares. See "Item 4. Information on the Company--Business Overview-- Recent Events--Relationship with AmBev" and "Item 7. Major Shareholders and Related Party Transactions--Major Shareholders--Relationship with AmBev".


                               EXCHANGE CONTROLS

     As a holding company, our ability to pay dividends and service any debt obligations depends primarily upon our receipt of sufficient funds from our principal subsidiary, QIB, which depends in turn on QIB's receipt of sufficient funds from its subsidiaries in Argentina, Bolivia, Chile, Paraguay and Uruguay.

     Bolivia, Chile, Paraguay and Uruguay do not currently restrict the remittance of dividends paid by subsidiaries to QIB, although Chilean law precludes persons who are not Chilean residents from repatriating their investments in Chile for the first year of such investment. As of January 2002, the Argentine government has placed tight restrictions on the transfer of funds abroad by requiring prior approval from the Central Bank. These restrictions may inhibit our ability to receive funds from our Argentine subsidiaries.

     In Argentina, remittance of dividends on profits registered in excess of accumulated profits as of June 30, 1998 will be subject to a withholding tax if, and only if, the net income for a given period, according to Argentine GAAP, is higher than the net income reported in the tax return for the same period to the Argentine tax authorities. If that were the case, a 35% withholding tax is applied to the difference. Bolivia has a 12.5% withholding tax rate on dividends, although there are no taxes withheld on dividends in Panama, where the holding company of the Bolivian subsidiaries is located. Chile imposes withholding tax at the statutory rate of 35%, which can be reduced to an effective withholding rate of 20% to the extent our Chilean subsidiaries have paid Chilean income tax in the relevant period. Paraguay imposes a 5% withholding tax on dividends paid to foreign investors. Under Uruguayan law, there is no withholding tax in respect of payments of dividends to holding companies incorporated in certain jurisdictions, including Bermuda (the jurisdiction of incorporation of QIB). Bermuda does not restrict or tax the payment of dividends by QIB to us, and Luxembourg does not restrict or impose withholding taxes on the payment of dividends by us to our shareholders.

     No assurance can be given that more restrictive exchange control policies and more significant withholding taxes, which could affect the ability of our subsidiaries to pay dividends to QIB and ultimately to us, will not be imposed in the future. The payment of dividends by our various subsidiaries is also in certain instances subject to statutory restrictions and restrictive covenants in debt instruments and is contingent upon the earnings and cash flow of and permitted borrowings by such subsidiaries.

     There are no limitations on the right of non-resident or foreign owners to hold or vote our Class A or Class B shares.


                              DOCUMENTS ON DISPLAY

     We file annual, quarterly and other information with the SEC. You may read and copy any document that we file at our public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site at http://www.sec.gov, from where you can access our filings. Our Internet address is http://www.quinsa.com.

     You may request a copy of these filings at no cost, by writing or calling the office of Francis Cressall, Quilmes Industrial (Quinsa) S.A., Pte. Peron 667, 1038 Capital Federal, Argentina, Tel: +5411-4321-2744.

                                    TAXATION

     The following summary describes certain material Luxembourg and United States federal income tax consequences of the acquisition, ownership and disposition of ADSs or our Class A or Class B shares by a U.S. holder. As used herein, a "U.S. Holder" is a beneficial owner of ADSs or Class A or Class B shares that is, for United States federal income tax purposes:

o    a citizen or resident of the United States;

o a corporation created or organized in or under the laws of the United States or of any political subdivision thereof; or

o an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

Luxembourg Taxes

     Under present Luxembourg law, and provided we maintain our status as a holding company governed by the law of July 31, 1929, and the grand-ducal decree of December 17, 1938, no income tax, withholding tax (including with respect to dividends) or capital gains tax is payable in Luxembourg by us. However, under the grand-ducal decree of December 17, 1938, we are subject to a special tax at a rate ranging from 0.1% to 3.0% on dividends distributed by us and on any interest paid by us on any outstanding bonds.

     Holders of ADSs or our shares, except those who are a resident of (or, in certain circumstances, formerly a resident of), or are domiciled or have a permanent establishment in, Luxembourg, are not subject to income tax, wealth tax, or capital gains tax in respect of the ADSs or shares held, provided however that a nonresident holder of ADSs or shares will be subject to Luxembourg tax on capital gains on the disposition of ADSs or shares during the first six months following their acquisition, if such nonresident holder has owned alone, or together with his spouse and minor children, directly or indirectly, at any point within the 5 year term preceding the disposition, more than 10% (or 25% until and including December 31, 2007 for certain shareholdings acquired prior to January 1, 2002) of our share capital.

     No inheritance tax is payable by a holder of ADSs or shares unless the deceased holder was a resident of Luxembourg at the time of death.

     There is no Luxembourg transfer duty or stamp tax on the purchase or disposition of shares.

United States Taxes

     The following summary describes certain United States federal income tax consequences of the acquisition, ownership and disposition of ADSs or our shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to acquire such securities. The summary applies only to holders that hold ADSs or shares as capital assets and does not address special classes of holders, such as:

o    certain financial institutions;

o    insurance companies;

o    dealers in securities or foreign currencies;

o holders holding ADSs or shares as part of a hedge, straddle or other conversion transaction;

o    holders whose "functional currency" is not the U.S. dollar;

o    holders liable for alternative minimum tax;

o partnerships or other entities classified as partnerships for U.S. federal income tax purposes; or

o a holder that owns 10% or more of the voting interest in our outstanding shares.

     In addition, the summary is based in part on representations of the Depositary and assumes that each obligation provided for in, or otherwise contemplated by, the Deposit Agreement or any other related document will be performed in accordance with its terms.

     The summary is based upon tax laws of the United States including the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which may affect the tax consequences described herein possibly with retroactive effect. Prospective purchasers of the ADSs or shares should consult their own tax advisors as to the United States, Luxembourg or other tax consequences of the purchase, ownership and disposition of such securities in their particular circumstances, including the effect of any state or local tax laws.

     For United States federal income tax purposes, U.S. Holders of ADSs will be treated as the owners of the underlying Class B shares.

     Taxation of Distributions. To the extent paid out of our current or accumulated earnings and profits (as determined in accordance with United States federal income tax principles), distributions made with respect to ADSs or Shares (other than certain distributions of our capital stock or rights to subscribe for shares of our capital stock) will be includible in the income of a U.S. Holder as ordinary dividend income. Such dividends will not be eligible for the "dividends received deduction" generally allowed to corporations under the Code. Dividends generally will constitute foreign source "passive" or "financial services" income for U.S. foreign tax credit purposes.

     Taxation of Capital Gains. Subject to the discussion of the passive foreign investment company rules below, gain or loss realized by a U.S. Holder on (1) the sale or exchange of ADSs or Shares or (2) the Depositary's sale or exchange of Shares received as distributions on the ADSs will generally be subject to United States federal income tax as capital gain or loss in an amount equal to the difference between the U.S. Holder's tax basis in the ADSs or Shares and the amount realized on the disposition. Gain or loss, if any, will be U.S. source. Deposits and withdrawals of Shares in exchange for ADSs will not result in taxable gain or loss for United States federal income tax purposes.

     Passive Foreign Investment Company Rules. We believe that we will not be considered a "passive foreign investment company", or "PFIC", for United States federal income tax purposes for the taxable year 2001. However, since our PFIC status for each year depends upon the composition of our income and assets and upon the market value of our assets (including, among others, equity investments in non-controlled entities) from time to time, there can be no assurance that we will not be considered a PFIC. If we were considered a PFIC for any taxable year during which a U.S. shareholder holds ADSs or shares, certain adverse consequences could apply to the shareholder, including the imposition of tax at higher rates than would otherwise apply to income derived from the ADSs or shares as well as additional tax form filing requirements.

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Market risk represents the risk of loss that may impact our consolidated financial position, results of operations or cash flows due to adverse changes in financial and commodity market prices and interest rates. We are exposed to market risk in the areas of interest rates, commodity prices and foreign currency exchange rates. These exposures are directly related to our use of agricultural commodities and other raw materials in our operations, and our normal investing and funding activities. We have established various policies and procedures to manage our exposure to market risks. This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors. Uncertainties that are either nonfinancial or nonquantifiable, such as political, economic, tax, other regulatory or credit risks, are not included in the following assessment of our market risks.

Interest Rate Risk

     Our exposure to interest rate risk is limited to the exposure related to our cash, bank and short-term investments (referred to as cash and cash equivalents) and short-term and long-term obligations, which are tied to market interest rates. As of December 31, 2001, we had cash and cash equivalents of US$106.2 million. Our investment portfolio primarily consists of cash equivalents. Accordingly, the carrying amounts approximate market value.

     We had an investment portfolio primarily comprised of fixed income certificates of deposit until October of 2001. The fixed income certificates of deposit, like all fixed income securities, were subject to interest rate risk. We attempted to limit this exposure by investing primarily in short term deposits. From November 2001 until the present, we have been principally investing in over night accounts in order to reduce our financial exposure. We have a finance group who oversees the management of our debt and investment portfolio and evaluates investment opportunities and their related risks and tax consequences as well as overall financing strategies. In view of the nature of our portfolio, a 10% movement in market interest rates would not have a significant impact on the total value of our portfolio as of December 31, 2001.

     We are exposed to changes in interest rates primarily as a result of our borrowing activities which include short-term borrowings, the 11% Series A Notes, the 12% Series B Notes and variable-rate and fixed-rate long-term debt used to maintain liquidity and fund our business operations. The instruments' actual cash flows are principally denominated in U.S. dollars and to a lesser extent in other currencies. Our interest expense is sensitive to changes in the general level of interest rates because a substantial portion of our short-term debt and long-term debt arrangements bear interest at variable rates. Therefore, our results of operations would be affected by interest rate changes.

     As a matter of policy, we do not use derivative instruments to manage these risks. However, there can be no assurance that such risks would not be managed in the future through a variety of strategies, including the use of hedging transactions. We do not use derivative instruments for trading or speculative purposes.

     For debt obligations, the following table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in U.S. dollars which is our reporting currency.

                                       Average
                                      Weighted
                                        Rate       Currency       2002        2003        2004        2005        2006      Total(1)
                                      --------     --------     --------    --------    --------    --------    --------    --------
                                                                             (in US$ millions)
Fixed rate
        10 Loans                          8.8%         US$        28.4         0.1           -           -           -        28.5
        7 loans                          55.9%       Other         2.8           -           -           -           -         2.8
Total fixed rate loans......                                      31.2         0.1           -           -           -        31.3
Floating rate loans                                                                                                  -
        Syndicated 2 Loan              3.2%(2)         US$       107.5           -           -           -           -       107.5
        Other 20 Loans                 2.5%(2)         US$        72.7        92.1        46.5        18.7           -       230.0
Total floating rate loans...           2.7%(2)         US$       180.2        92.1        46.5        18.7           -       337.5
                                                                 -----       -----       -----       -----       -----       -----
        Total                                                    211.4        92.2        46.5        18.7           -       368.8
                                                                 =====       =====       =====       =====       =====       =====

---------
(1) The carrying amounts of short-term debt and long-term debt approximate their respective fair values.

(2)  Plus LIBOR.


Commodity Price Exposure

     Agricultural commodities constitute our principal raw materials used in our business, including barley, malt, rice and corn grits. Other raw materials purchased include aluminum cans and PET bottle preforms. These raw materials are normally purchased through supplier contracts. Prices of agricultural commodities tend to fluctuate due to seasonal, climatic and economic factors which may affect our business. We believe that the raw materials for our products are readily available from a variety of independent suppliers. We are subject to market risk with respect to the cost of commodities because our ability to recover increased costs through higher pricing may be limited by the competitive environment in which we operate. In addition, we do not enter into commodities futures and options contracts as deemed appropriate to reduce the effect of price fluctuations. However, we may do so in the future.

     For inventory, the following table presents the carrying amount at December 31, 2001 per major category:

Commodity Position on Balance Sheet                          Carrying Amount(1)
-----------------------------------                          ------------------
                                                              (in US$ millions)
Barley Inventory ........................................            $14.3
Cans Inventory...........................................              0.9
PET preforms Inventory...................................              0.8
                                                             ------------------
   Total ................................................            $16.0
                                                             ==================

---------
(1) The carrying amounts of these inventories approximate their respective fair values.


Foreign Exchange Exposure

     We derive almost all of our revenues from operations in Latin America. The currencies of many countries in Latin America have experienced substantial depreciation and volatility, particularly against the U.S. dollar, in recent years. Historically, volatility has been caused by currency devaluation, among other factors. Currency movements, as well as higher interest rates, have materially and adversely affected the economies of many Latin American countries, including our southern cone markets of Argentina, Paraguay, Bolivia, Chile and Uruguay.

     On January 6, 2002, the Argentine government enacted the Public Emergency Law, which, together with the enactment of Decree 71/2002 on January 9, 2002, put an end to ten years of dollar-peso parity under the Convertibility Plan, implemented in 1989, under which, Argentine currency was convertible into U.S. dollars without restrictions, and Argentina had a free exchange rate for all foreign currency transactions. The Public Emergency Law grants the executive branch the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market. Decree 71/2002 established a temporary dual exchange rate system, using a fixed rate for transactions subject to Central Bank approval, an exchange rate of P$1.4 per dollar on import and export transactions and a floating rate to be freely determined by the market for all other transactions.

     On January 11, 2002, after the Central Bank ended a banking holiday that it had imposed since December 21, 2001, the exchange rate began to float for the first time since April 1991. Heightened demand for scarce dollars caused the peso to trade well below the P$1.4 per dollar rate used by the government. On February 8, 2002, the executive branch enacted Decree 260/2002, eliminating the dual exchange rate in favor of a single floating rate for all transactions. In addition, since February 3, 2002, the executive branch has imposed several banking holidays, thereby freezing the banking system for days at a time. As of May 31, 2002, the Argentine peso-U.S. dollar exchange rate was approximately P$3.53 = US$1.00.

     Argentine operations constituted approximately 73.1% of our business segment operating profit in 2001. Devaluation of the Argentine peso coupled with the financial and economic crisis that has been affecting Argentina, has limited the capability of our Argentine subsidiary to generate cash flows in US$. This subsidiary has a significant amount of bank loans denominated in US$. Despite the ongoing economic crisis in Argentina, we have been able to continue servicing our debt obligations. Furthermore, the devaluation of the Argentine peso and any other currency of the countries in which we operate subjects us to market risk because our costs for raw materials based on hard currencies may increase significantly compared to our revenues earned in local currency.

     Operating in other international markets involves exposure to movements in foreign exchange rates, primarily the Bolivian peso, Chilean peso, Paraguayan guaranies and Uruguayan pesos. Changes in foreign exchange rates would have the largest impact on translating our international operating profit into U.S. dollars.

     To date, we have not hedged the value of net investments in foreign-currency-denominated operations and translated earnings of foreign subsidiaries. We will assess the need to utilize financial instruments to hedge currency exposures on an ongoing basis. We also do not use derivative financial instruments for speculative trading purposes.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                    PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     On June 8, 2001, our shareholders approved a recapitalization plan which provided for, among other things, the split of ordinary shares by ten, redesignation our ordinary shares as Class A shares, conversion of our non-voting shares into Class B shares and cancellation of our non-voting shares. See "Item 10. Additional Information--Recapitalization."

ITEM 15.

     Reserved.

ITEM 16.

     Reserved.

                                    PART III

ITEM 17.   FINANCIAL STATEMENTS

     The following financial statements are filed as part of this Form 20-F:

                                                                          Page
                                                                        --------
Report of Independent Accountants........................................  F-2
Independent Auditor's Report.............................................  F-3
Consolidated Balance Sheets as of December 31, 2001 and 2000.............  F-4
Consolidated Statements of Income for each of the three years in the period ended December 31, 2001....................................  F-5
Consolidated Statements of Changes in Shareholders' Equity for each of the three years in the period ended December 31, 2001..............  F-6
Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2001.................................  F-7
Notes to the Consolidated Financial Statements...........................  F-8


ITEM 18.   FINANCIAL STATEMENTS

     We have responded to Item 17 in lieu of responding to this Item.

ITEM 19.   EXHIBITS

    Exhibits:

      1.1 Articles of Incorporation of Quinsa, as amended (equivalent of both charter and by-laws).

      1.2 Deposit Agreement dated February 28, 2002 among Quinsa, The Bank of New York and the holders from time to time of American Depositary Receipts issued thereunder (incorporated by reference to the registration statement on Form F-6 filed on February 20, 2002; File No. 333-83226).

      4.1 Share Exchange Agreement dated May 1, 2002 among Companhia de Bebidas das Americas - AMBEV and Quinsa (incorporated by reference to Exhibit 2.1 of the Schedule 13D filed on May 13,
               2002).

      8.1      List of Subsidiaries.

     10.1 Technical Assistance Agreement between Heineken and Quinsa (incorporated by reference to the Pre-Effective Amendment No. 2 to the registration statement on Form F-1 filed on March 25, 1996; File No. 333-2032).

     10.2      Consent of A.C. Nielsen Argentina S.A.

     10.3      Consent of ACNielsen Chile.

     10.4      Consent of CCR/IRI.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing this annual report on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        QUILMES INDUSTRIAL (QUINSA) S.A.


                                        By: /s/ Carlos Olivieri
                                            --------------------------------
                                            Name:  Carlos Olivieri
                                            Title: Chief Financial Officer


Date: June 30, 2002

QUILMES INDUSTRIAL (QUINSA)
SOCIETE ANONYME
Consolidated Financial Statements
As of December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999

                  QUILMES INDUSTRIAL (QUINSA) SOCIETE ANONYME
                 Index to the Consolidated Financial Statements


                                                                           Page
                                                                           ----
Report of Independent Accountants.........................................  F-2
Independent Auditor's Report..............................................  F-3
Consolidated Balance Sheets as of December 31, 2001 and 2000..............  F-4
Consolidated Statements of Income for each of the three years in the period ended December 31, 2001............................................  F-5
Consolidated Statements of Changes in Shareholders' Equity for each of the three years in the period ended December 31, 2001.....................  F-6
Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2001 .......................................  F-7

Notes to the Consolidated Financial Statements ...........................  F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Shareholders of
Quilmes Industrial (QUINSA) Societe Anonyme

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statement of income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Quilmes Industrial (QUINSA) Societe Anonyme at December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Luxembourg. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As discussed in Note 2 to the consolidated financial statements, a significant portion of the Company's operations are carried in Argentina, thus being affected by adverse economic conditions prevailing in that country and uncertain future developments of its economic environment. Consequently, the accompanying financial statements should be read taking these circumstances into consideration.

     The accounting principles applied in Luxembourg vary in certain significant respects from accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected the determination of amounts shown as net income for the years ended December 31, 2001 and 2000 and the amounts of total shareholders' equity as of December 31, 2001 and 2000 to the extent summarized in Note 27 to the financial statements.


PRICEWATERHOUSECOOPERS
Luxembourg
March 6, 2002 (except for Note
26 to the financial statements
which is as of June 12, 2002)

                          INDEPENDENT AUDITOR'S REPORT



To the Shareholders of Quilmes Industrial S.A. Luxembourg

We have audited the accompanying consolidated balance sheets of Quilmes Industrial (Quinsa), Societe Anonyme and subsidiaries as of December 31, 1999, and the related consolidated statements of income, shareholders'equity and cash flows for the year ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the annual financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Quilmes Industrial (Quinsa), Societe Anonyme and subsidiaries at December 31, 1999, and the results of their operations and their cash flows for the year ended December 31, 1999, in conformity with accounting principles generally accepted in Luxembourg.

Accounting principles generally accepted in Luxembourg vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected results of operations as of December 31, 1999, to the extent summarized in Note 27 to the consolidated financial statements.


/s/ John Li
Partner


Luxembourg, February 28, 2000

                  QUILMES INDUSTRIAL (QUINSA) SOCIETE ANONYME
                                AND SUBSIDIARIES
                          Consolidated Balance Sheets
                        As of December 31, 2001 and 2000
                                (In US$ million)


                                                                                  December 31,
                                                                               -------------------
                                                                                 2001       2000
Assets

Fixed assets
     Intangible assets (Note 6)                                                   347.9      355.6
     Industrial land and buildings (Note 7)                                       259.6      247.9
     Machinery, plant and equipment (Note 7)                                      376.9      424.9
     Bottles and crates (Note 7)                                                   24.0       30.1
     Other fixed assets (Note 8)                                                   50.1       51.2
     Financial assets (Note 9)                                                     34.2       37.4
                                                                               --------   --------

                                                                                1,092.7    1,147.1

Current assets
     Inventories (Note 10)                                                        110.6      123.6
     Trade receivables, net                                                        75.8      131.6
     Other current assets (Note 11)                                                37.3       44.9
     Marketable securities                                                          8.5        0.1
     Short-term investments                                                        79.2       14.2
     Cash and banks                                                                37.2       35.6
                                                                               --------   --------

                                                                                  348.6      350.0

Prepayments
     Prepaid expenses                                                              10.4       13.6
                                                                               --------   --------

           Total assets                                                         1,451.7    1,510.7
                                                                               ========   ========


Shareholders' equity and liabilities

Shareholders' equity
     Share capital (Note 12)                                                       33.5       33.5
     Paid-in capital (Note 12)                                                     35.6       54.4
     Reserve for treasury stock (Note 12)                                          18.8          -
     Legal reserve (Note 12)                                                        3.4        3.3
     Retained earnings                                                            524.5      483.8
     Net income                                                                    43.3       72.8
                                                                               --------   --------

           Total Shareholders' equity                                             659.1      647.8

Minority interest                                                                 187.9      181.1
                                                                               --------   --------

           Total shareholders' equity and minority interest                       847.0      828.9


Provisions (Note 13)                                                               77.1      102.7

Long-term liabilities
     Long-term loans and other liabilities (Note 14)                              165.9       85.4

Current liabilities
     Current loans and short-term portion of long-term debt (Note 15)             211.4      252.3
     Accounts payable and accrued expenses                                        123.3      177.0
     Taxes payable and other current liabilities                                   27.0       64.4
                                                                               --------   --------

                                                                                  361.7      493.7
                                                                               --------   --------

           Total liabilities (including provisions)                               604.7      681.8
                                                                               --------   --------

           Total shareholders' equity, minority interest and liabilities        1,451.7    1,510.7
                                                                               ========   ========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                  QUILMES INDUSTRIAL (QUINSA) SOCIETE ANONYME
                                AND SUBSIDIARIES
                       Consolidated Statements of Income
              For the years ended December 31, 2001, 2000 and 1999
                                (In US$ million)


                                                                       December 31,
                                                            -----------------------------------
                                                               2001         2000         1999
                                                            ---------    ---------    ---------
Gross sales                                                     973.0        991.9        819.9
Taxes                                                           (34.3)       (36.8)       (29.4)
                                                            ---------    ---------    ---------

Net sales (Note 21)                                             938.7        955.1        790.5

Cost of goods sold                                             (490.4)      (495.7)      (358.4)
                                                            ---------    ---------    ---------

Gross profit                                                    448.3        459.4        432.1

Selling and marketing expenses                                 (235.0)      (236.3)      (188.6)
Administrative and general expenses                             (76.7)       (90.8)       (83.1)
                                                            ---------    ---------    ---------

Operating income                                                136.6        132.3        160.4

Interest income                                                   6.5          9.5          7.6
Other income (Note 16)                                           20.4         37.0         14.6
Foreign exchange results and translation adjustments            (12.6)        (1.7)        (4.0)
Interest expenses                                               (32.4)       (36.8)       (10.1)
Other expenses (Note 17)                                        (63.3)       (25.4)       (24.3)
                                                            ---------    ---------    ---------

Income before income taxes, minority interest
and extraordinary items                                          55.2        114.9        144.2

Income taxes (Note 18)                                            6.1        (27.3)       (45.9)
Minority interest                                               (18.0)       (16.6)       (20.8)
                                                            ---------    ---------    ---------

Net income before extraordinary items                            43.3         71.0         77.5
                                                            =========    =========    =========

Extraordinary items, net of income tax (Note 19)                    -        (51.7)           -
Income taxes (Note 18)                                              -         51.3            -
Minority interest                                                   -          2.2            -
                                                            ---------    ---------    ---------

Net income                                                       43.3         72.8         77.5
                                                            =========    =========    =========

              The accompanying notes are an integral part of these
                      consolidated financial statements.

                  QUILMES INDUSTRIAL (QUINSA) SOCIETE ANONYME
                                AND SUBSIDIARIES
           Consolidated Statements of Changes in Shareholders' Equity
             For the years ended December 31, 2001, 2000 and 1999
                                (In US$ million)


                                           Share        Paid-in       Reserve for      Legal       Retained
                                          capital       capital     treasury stock    reserve      earnings       Total
                                         ----------   ----------    --------------   ----------   ----------    ----------
Balances as of December 31, 1998               33.0         37.5               -            3.3        465.2         539.0

Dividends to shareholders                       -            -                 -            -          (27.3)        (27.3)

Net income                                      -            -                 -            -           77.5          77.5

                                         ----------   ----------    --------------   ----------   ----------    ----------
Balances as of December 31, 1999               33.0         37.5               -            3.3        515.4         589.2
                                         ==========   ==========    ==============   ==========   ==========    ==========

Capital contribution                            0.5         16.9                            -            -            17.4

Dividends to shareholders                       -            -                 -            -          (31.6)        (31.6)

Net income                                      -            -                 -            -           72.8          72.8

                                         ----------   ----------    --------------   ----------   ----------    ----------

Balances as of December 31, 2000               33.5         54.4               -            3.3        556.6         647.8
                                         ==========   ==========    ==============   ==========   ==========    ==========


Increase in legal reserve                       -            -                 -            0.1         (0.1)          -

Net income                                      -            -                 -            -           43.3          43.3

Dividends to shareholders                       -            -                 -            -          (32.0)        (32.0)

Increase in reserve for treasury stock          -          (18.8)             18.8          -            -             -

                                         ----------   ----------    --------------   ----------   ----------    ----------

Balances as of December 31, 2001               33.5         35.6              18.8          3.4        567.8         659.1
                                         ==========   ==========    ==============   ==========   ==========    ==========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                  QUILMES INDUSTRIAL (QUINSA) SOCIETE ANONYME
                                AND SUBSIDIARIES
                     Consolidated Statements of Cash Flows
             For the years ended December 31, 2001, 2000 and 1999
                               (in US$ millions)

                                                                             December 31,
                                                                    -------------------------------
                                                                       2001       2000       1999
                                                                    -------------------------------
Cash flows from operating activities:

Net income                                                             43.3       72.8       77.5

Adjustments to reconcile net income to net cash flow
from operating activities:
Depreciation                                                           96.5       95.7       80.0
Amortization of goodwill                                               21.6       12.1        3.1
Amortization of preoperating costs                                        -        0.2        3.6
Impairment of tangible fixed assets                                       -       47.7          -
Tangible fixed assets write-off                                         1.4        3.8        8.3
Deferred income tax                                                   (13.9)     (47.5)      (3.2)
Minority interest                                                      18.0       14.4       20.8
Equity results                                                         16.3        1.3       (1.0)
Allowance for doubtful accounts                                        10.7        2.9        1.9
Gain from sale of tangible fixed assets                                (3.0)      (1.2)      (1.4)
Gain from sale of subsidiaries                                          0.2      (27.8)         -
Gain from spin-off of Eco de los Andes                                    -          -       (9.4)
Provisions                                                             10.2       17.7        3.7
Allowance for obsolescence                                              1.8        0.8        0.5
(Gain) loss from conversion                                            23.3          -          -
Other no cash results                                                   1.7          -          -

Changes in operating assets and liabilities:
Decrease (increase) in accounts receivables                             7.6      (11.5)      (2.3)
(Increase) decrease in other current assets                            (1.7)       3.9       (0.9)
Decrease (increase) in inventories                                     11.2       11.4       (8.0)
(Increase) decrease in other fixed assets                             (31.2)     (12.5)       4.5
Decrease (increase) in prepaid expenses                                 3.2        5.4       (3.9)
Increase in intangible assets                                          (6.0)         -          -
(Decrease) increase in accounts payable and accrued expenses           (4.6)     (45.5)      12.5
Increase (decrease) in other long-term liabilities                      5.1       (1.0)      (1.0)
Decrease in taxes payable and other current liabilities               (24.9)     (26.5)     (18.3)
Decrease in provisions                                                (23.5)     (19.8)      (8.1)
Increase in interest payable                                            3.2        4.2          -
Net cash provided by operating activities                             166.5      101.0      158.9


Cash flows from investing activities:
Proceeds from (acquisition) sale of marketable securities             (10.2)       4.8       (4.6)
Acquisition of subsidiaries, net of cash received                         -      (76.6)    (127.7)
Acquisition of minority interest                                      (22.6)     (57.6)      (5.1)
Acquisition of unconsolidated companies                                   -       (4.4)     (17.3)
Net proceeds from sale of subsidiaries, net of cash sold                0.5       54.4       14.0
Increase in other investments                                         (13.0)      (1.1)      (0.1)
Net proceeds from sale of tangible fixed assets                        16.7       22.2        9.6
Purchase of tangible fixed assets                                     (72.0)     (65.2)    (107.1)
Net cash used in investing activities                                (100.6)    (123.5)    (238.3)

Cash flows from financing activities:
Payment of dividends to shareholders                                  (32.0)     (31.6)     (27.3)
Dividends to minority interest                                         (9.2)      (9.9)     (12.7)
Minority interest contributions                                         4.7        3.1          -
Acquisition of treasury stock                                         (11.0)      (5.5)         -
Payment of debt for Salus acquisition                                     -       (2.6)      (2.6)
(Decrease) increase in short-term debt                                (29.1)    (126.4)     124.0
Proceeds from issuance of long-term debt                              147.5      200.0          -
Repayment of long-term debt                                           (80.4)     (43.5)     (35.5)
Net cash (used in) provided by financing activities                    (9.5)     (16.4)      45.9

Increase (decrease) in cash and cash equivalents                       56.4      (38.9)     (33.5)

Cash and cash equivalents as of the beginning of the year              49.8       88.7      122.2

Cash and cash equivalents as of the end of the year                   106.2       49.8       88.7

              The accompanying notes are an integral part of these
                       consolidated financial statements.

          QUILMES INDUSTRIAL (QUINSA) SOCIETE ANONYME AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
              for the years ended December 31, 2001, 2000 and 1999
                      (In US$ million, except share data)


1.   Nature of the Business and Basis of Presentation

     Nature of operations

     The Company is a multinational brewer and marketer of beer and other beverages, including soft drinks and bottled water. The vast majority of the Company's volume is sold in Argentina to independent distributors and retailers. The Company has significant operations in the combined Southern Cone markets of Argentina, Bolivia, Chile, Paraguay and Uruguay.

     Principles of consolidation

     The accompanying consolidated financial statements have been prepared to reflect the financial position and results of operations of Quilmes Industrial Societe Anonyme ("QUINSA"), a Luxembourg holding company (a corporation organized under the laws of the Grand-Duchy of Luxembourg), and its majority-owned and controlled foreign subsidiaries (collectively referred to as "the Company"). The Company's consolidated financial statements include those subsidiaries in which it holds either directly or indirectly more than 50 % of the voting right. (See Note 5 for details). All significant intercompany accounts and transactions have been eliminated.

     Basis of presentation

     The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Luxembourg ("Luxembourg GAAP") and Luxembourg regulations, which differ in certain significant respects from generally accepted accounting principles in the United States of America ("US GAAP"). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP. These consolidated financial statements include solely a reconciliation of net income and shareholders' equity to US GAAP. Pursuant of Item 17 of Form 20-F, this reconciliation does not include disclosure of all information that would be required by US GAAP and Regulation S-X of the Securities and Exchange Commission (SEC) of the United States of America (See Note 27).

     The Company elects to report its consolidated financial statements in US dollars ("US$").

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used when accounting for the allowance for doubtful accounts, depreciation, impairment of long-lived assets, income taxes, provisions for contingencies and other allowances. Actual results could differ from those estimates.

     Reclassifications

     Certain reclassifications have been made to the 2000 financial statements to conform with the current year presentation.

          QUILMES INDUSTRIAL (QUINSA) SOCIETE ANONYME AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
              for the years ended December 31, 2001, 2000 and 1999
                      (In US$ million, except share data)


2. Argentine economic situation and its impact on the Company's economic and financial position

     Economic Crisis - Argentine scenario

     The Company carries a very significant portion of its businesses in Argentina. Argentina is immersed in a critical economic climate. The main features of the current economic context are a major external debt burden, high interest rates, a significant decline in deposit levels, country risk indicators far above normal average and an economic recession that has already lasted more than three years. This situation has led to a significant decrease in the demand for goods and services and a large rise in the level of unemployment. These circumstances have affected the Government's ability to comply with existing commitments and access to bank financing.

     As from December 3, 2001 measures were issued to restrict the free availability and circulation of cash and the transfer of foreign currency abroad.

     As from December 21, 2001 all working days until the closing of the financial year were declared exchange holidays. Subsequently, the Government declared default on the external debt.

     On January 6, 2002, after a political crisis that resulted in the resignation of two presidents, the Government enacted Law 25561 (Law on public emergency and exchange system reform) that involved an in-depth change of the prevailing economic model and the amendment of the Convertibility Law in force since March 1991. In early February the Government announced new economic measures through Decree 214 (Restructuring of the financial system) dated February 3, 2002 and Decree 260 (Exchange Regime) dated February 8, 2002, substantially modifying some of the measures implemented by the Public Emergency Law. These decrees are being complemented by other regulations being issued by the various control agencies, some of which may have been pending at the date of issuance of these financial statements.

     Listed below are some of the measures adopted by the Government that are in force at the date of issuance of these financial statements and the effect they had on the Company's economic and financial situation.

     Exchange system / Transfers outside Argentina

     On January 6, 2002 a new exchange system was established that created an official and a free exchange market. In principle, export activities, import of goods and certain financial activities that had first been subject to rescheduling to extend the original due dates were to be carried out on the official market. The remaining transactions relating to remittance or collection of foreign currency to or from abroad would be carried out on the free market. The initial exchange rate set for the official market was $ 1.40 per US$ 1. Quotations on the free market will be the outcome of the free floating of the peso.

     On February 8, 2002 the Government issued Decree 260 (Exchange Regime) establishing a single free exchange market system as from February 11, 2002, through which all transactions involving the exchange of currency are to be traded at a rate of exchange to be freely agreed, observing the requirements to be laid down by the Argentine Central Bank. At present most transfers of funds abroad require the prior approval of the Central Bank. This situation will affect the normal transfer of dividends from CMQ to the Company as well as the payment of CMQ's indebtedness to foreign financial entities.

          QUILMES INDUSTRIAL (QUINSA) SOCIETE ANONYME AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
              for the years ended December 31, 2001, 2000 and 1999
                      (In US$ million, except share data)


2. Argentine economic situation and its impact on the Company's economic and financial position (continued)

     Deposits in Argentine financial institutions

     Under the terms of Decree 214, as from February 3, 2002 deposits in U.S. dollars or other foreign currencies in Argentine financial institutions were converted to pesos at the exchange rate of $ 1.4 per US$ 1 or its equivalent in such other currency. Furthermore, there are restrictions on the availability of certain balances in current accounts and savings accounts in dollars and fixed term deposits in pesos or dollars. The terms of ultimate repayment of bank deposits to depositors have not been finalized and it is not yet known in what form such payment, or other compensation, will be made. As from February 3, 2002 a reference stabilization index (CER) and an interest rate were to be applied to these rescheduled deposits.

     Deferral of the deduction of the exchange difference from income tax

     The net negative results caused by this devaluation will be deductible from income tax over the next five fiscal years.

     Future economic developments in Argentina and related effects on the Company's financial position cannot presently be determined. The accompanying financial statements reflect management's current assessment of the impact of the economic situation on the financial position of the Company (i.e. valuation of long-lived assets, foreign currency loans and income taxes). Actual results could differ from current management assessments and such differences could be material. Therefore, the Company's financial statements may not include all adjustments that might ultimately result from these adverse conditions.

     Impact on financial information

     In accordance with Luxembourg GAAP, at December 31, 2001 monetary assets and liabilities of Argentine subsidiaries were translated at the exchange rate of $ 1.7 per US$ 1. As a result, the Company recorded in earnings a net translation loss of US$ 7.2 million within financial results during fiscal year 2001.


3.   Acquisitions, joint ventures, mergers and divestitures

     Acquisitions

     Buenos Aires Embotelladora S.A. (Baesa) / Soft drinks business

     On December 6, 1999, the Company, through a majority owned subsidiary, acquired a 51.17% equity interest in Baesa for US$ 80.5 million. Fees and expenses associated with this acquisition amounted to US$ 2.5 million In 1999, Baesa had issued senior notes payable to certain of the selling shareholders in the amount of US$ 112.3 million. At the time of its acquisition by the Company, Baesa's outstanding balance on these notes was US$ 47.3 million. As part of the agreement, the Company purchased from the selling shareholders these senior notes at face value.

     The acquisition was accounted for as a purchase. The excess of the purchase price over the fair value of the net assets acquired and liabilities assumed resulted in a recognition of goodwill for US$ 82.5 million which is being amortized over 20 years using the straight-line method.

     During the first quarter 2000, the Company recognized certain liabilities pertaining to restructuring charges totaling US$ 15.0 million as part of the purchase price allocation and the related effect on minority interest of $7.5 million. Additionally, based on certain working capital variations, the purchase price was decreased in the amount of US$ 7.0 million. The impact of these adjustments was an increase of US$ 0.5 million in goodwill.

          QUILMES INDUSTRIAL (QUINSA) SOCIETE ANONYME AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
              for the years ended December 31, 2001, 2000 and 1999
                      (In US$ million, except share data)


3.   Acquisitions, joint ventures, mergers and divestitures (continued)

     Buenos Aires Embotelladora S.A. (Baesa) / Soft drinks business (continued)

     Also, during the year ended December 31, 2000, the Company finalized its evaluation of the fair value of assets acquired and liabilities assumed. This evaluation resulted in a reduction to the value of tangible fixed assets acquired of US$ 24.2 million.

     The results of operations of Baesa have been included in the Company's consolidated financial statements from the date of acquisition.

     During the year ended December 31, 2000, in several transactions the Company increased its indirect equity ownership in Baesa to 98.66% in exchange of US$ 53.3 million and the issuance of 1,581,339 of the Company's non-voting preferred shares. Fees and expenses associated with these acquisitions amounted to US$ 2.6 million. The Company recorded these acquisitions of additional ownership interest under the purchase method of accounting as step acquisitions, resulting in a recognition of additional goodwill of US$ 83.8 million which is being amortized over 20 years using the straight-line method.

     Baesa was an Argentine company that had exclusive franchise agreements to manufacture, bottle and market PepsiCo soft drink brands, primarily in largely populated provinces of Argentina (Buenos Aires and Cordoba) and in Uruguay.

     On September 20, 2000, Cerveceria y Malteria Quilmes S.A.I.C.A. y G.'s
(CMQ) and Baesa's Board of Directors decided to merger Baesa with and into CMQ, a wholly-owned subsidiary of the Company (the "Merger"). On March 9, 2001 the merger was approved by the local authority (Inspeccion General de Justicia) and CMQ is the surviving entity.

     During the year ended 2001 the Company incurred, through CMQ, in different costs related with the enhancement of the distribution and commercialization area of soft drinks, that allowed CMQ to begin commercial activities in the Province of Neuquen and certain zones of Rio Negro and La Pampa. These costs totaled US$ 4.9 million and were accounted for as intangible assets.

     Embotelladoras del Interior S.A. (EDISA)

     In December 2000, the Company, through one of its wholly-owned subsidiaries, purchased a 99.21% indirect equity interest in Edisa, an Argentina's bottler and producer of the Pepsi brand, for US$ 18.3 million. Its franchise covers the territory of nine Argentine provinces. The acquisition was accounted for as a purchase. The excess of the total purchase price over the fair value of total net assets acquired was allocated to goodwill, resulting in a recognition of goodwill of US$ 45.2 million, which is being amortized over 20 years utilizing the straight-line method.

     During the year ended December 31, 2001, the Company finalized its evaluation of the fair value of assets acquired and liabilities assumed. This evaluation resulted in an increase to the value of tangible fixed assets acquired of US$ 3.4 million and in a reduction in goodwill of US$ 2.3 million.

     Finally, during the first quarter 2001, goodwill was increased in US$ 1.1 million as a result of recognizing acquisition expenses incurred.

     Fabricas Nacionales de Cerveza S.A.(FNC) - Embotelladora del Uruguay S.A.(EUSA)

     In May 2001, FNC capitalized certain capital reserves by issuing
176.405.900 shares. This operation did not change the shareholder's ownership.

          QUILMES INDUSTRIAL (QUINSA) SOCIETE ANONYME AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
              for the years ended December 31, 2001, 2000 and 1999
                      (In US$ million, except share data)


3.   Acquisitions, joint ventures, mergers and divestitures (continued)

     Fabricas Nacionales de Cerveza S.A.(FNC) - Embotelladora del Uruguay S.A.(EUSA) (continued)

     During the second quarter 2001, the Company, through QI(B), acquired
47.301.300 shares of FNC for US$ 0.7 million that lead to an increase in ownership of 3.12%.

     Also, during November 2001 the Uruguayan local authority approved the merger between FNC and EUSA, and EUSA is the surviving entity. As part of this operation 45.455.956 shares, representing 3.34% of the ownership, were sold to minority shareholders. As consequence of these operations, as of December 31 2001, the Company has an indirect ownership in the surviving entity of 59.7%.

     Cerveceria Boliviana Nacional La Paz (CBN), Cerverceria Boliviana Nacional Santa Cruz (CBNSC), Cerveceria Santa Cruz (SC) and Inversiones Cerveceras Sociedad Anonima (INCESA)

     As of December 31, 1999, the Company had a 14.55% indirect equity interest in CBN, which in turn had a 30.0% direct equity interest in CBNSC, two Bolivian brewers. In 1999, the Company accounted for this investment at cost. In September 2000, the Company increased its indirect equity ownership in CBN to 70.34% for a total consideration of US$ 77.4 million. In December 2000, CBN acquired an additional 50.92% equity stake in CBNSC. With the increase in equity ownership of CBN to 70.34%, the Company has effective control, and therefore, the Company changed its accounting method for CBN from cost to the consolidation method effective September 1, 2000. Because a controlling interest in CBN was acquired in September 2000, the results of operations of CBN have been included in the statements of income for the period beginning September 1, 2000.

     The Company recorded these acquisitions of additional ownership interest in CBN under the purchase method of accounting as step acquisitions. The excess of purchase price over the fair value of net assets acquired and liabilities assumed resulted in a recognition of goodwill amounted to US$ 109.6 million and is being amortized over 20 years using the straight-line method.

     During the year ended December 31, 2001, the Company finalized its evaluation of the fair value of assets acquired and liabilities assumed. This evaluation resulted in a reduction of tangible fixed assets acquired of US$ 4.7 million, an increase of goodwill of US$ 3.4 million and a decrease in the minority interest of US$ 1.3 million.

     During the year ended December 31, 2001, in several transactions, the Company increased its indirect ownership in CBN to 74,03% and in CBNSC to 88,92% for a total consideration of US$ 11.4 million and US$ 4.9 million, respectively. The Company recorded these acquisitions of additional ownership interests in CBN and CBNSC under the purchase method of accounting as step acquisitions. The excess of the purchase prices over the fair values of net assets acquired and liabilities assumed resulted in the recognition of goodwill amounting to US$ 3.5 million and US$ 1 million for CBN and CBNSC acquisitions, respectively. Goodwill is being amortized over 20 years using the straight-line method.

          QUILMES INDUSTRIAL (QUINSA) SOCIETE ANONYME AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
              for the years ended December 31, 2001, 2000 and 1999
                      (In US$ million, except share data)


3.   Acquisitions, joint ventures, mergers and divestitures (continued)

     Cerveceria Boliviana Nacional La Paz (CBN), Cerverceria Boliviana Nacional Santa Cruz (CBNSC), Cerveceria Santa Cruz (SC) and Inversiones Cerveceras Sociedad Anonima (INCESA) (continued)

     During the year ended December 31, 2001, as a consequence of capitalization of loans with shareholders, INCESA increased its capital stake in US$ 102.3 million issuing 10,230 shares. Of this share increase, the Company, through QI(B), subscribed 9,880 shares. Also, during the year ended December 31, 2001 the Company increased, in several transactions, its indirect ownership in INCESA through the acquisitions of shares to minority shareholders for a total consideration of US$ 4.5 million. As a result of these operations, as of December 31, 2001 the Company has increased its indirect ownership in INCESA to 96.15 %. The Company recorded these acquisitions of additional ownership interests under the purchase method of accounting as step acquisitions. The excess of purchase price over the fair value of net assets acquired and liabilities assumed resulted in a recognition of an additional goodwill of US$ 2.6 million.

     In the last quarter 2001, CBN's, CBNSC's, SC and Cerveceria Tarija's Board of Directors decided to merge Cerveceria Santa Cruz, CBNSC and Cerveceria Tarija with and into CBN (surviving entity). A preliminary merger agreement was executed between the above mentioned companies, and the merger has been approved by the shareholders of each companies in their respective shareholders' meetings. The accompanying consolidated financial statements have been prepared taking into consideration the above mentioned merger and considering Incesa's equity ownership in the surviving entity (CBN) of 75.16%.

     Compania Salus S.A. (Salus)

     In September 2000, the Company acquired an additional 6.5% interest in Salus S.A. for US$ 4.4 million increasing its equity ownership to 34.66 %.

     Other acquisitions

     In 2001, the Company, through QI(B), acquired 155.469 shares of CMQ for a total of US$ 2 million, increasing the ownership to 99.7% and generating a goodwill of US$ 1 million.

     Joint ventures

     Eco de los Andes S.A. (Eco)/ Hecaton S.A. (Hecaton)

     In July 1999, the Company entered into a strategic association with Perrier-Vittel, a company of The Nestle Group, to manage its mineral water business in Argentina through the formation of a new company, Eco. The Company consummated a spin-off of its mineral water business and contributed its related assets to Eco. After the spin-off, the Company retained a 48.83% in Eco. Perrier Vittel S.A. paid US$ 15.0 million to QI(B) (US$ 14.0 million net of the related cost) and made a capital contribution of US$ 16.0 million to the new company resulting in a gain of US$ 9.4 million. Eco's objective is to focus on the bottling and marketing of various mineral water brands, including the Eco brand.

     Mineral water business results are reflected in the Company's consolidated financial statements for the first six months in 1999. As from July 1999, the joint venture is accounted for under the equity method of accounting, due to the spin-off.

     During the first quarter 2001, the Company, through Hecaton, CMQ and EDISA, transferred certain assets related to the mineral water business of Glaciar and Villa de los Arroyos (VDA)'s lines of products to Eco.

          QUILMES INDUSTRIAL (QUINSA) SOCIETE ANONYME AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
              for the years ended December 31, 2001, 2000 and 1999
                      (In US$ million, except share data)


3.   Acquisitions, joint ventures, mergers and divestitures (continued)

     Joint ventures (continued)

     Also during the year ended December 31, 2001, and in several share transactions the Company, through QI(B), transferred to Perrier - Vittel 51.00% of its indirect ownership in Hecaton. As of December 31, 2001, the Company has an indirect ownership interest in Hecaton of 49.00%.

     The above mentioned transactions resulted in an after-tax gain of US$ 16.5 million and was recorded in Other Income.

     On December 12, 2001 the Board of Eco began negotiations with Hecaton, in order to merge both companies. The objective of this merger is to better use available resources and to increase administrative efficiency, therefore improving financial results.

     Divestitures

     Paraguay Refrescos S.A.

     In October 2000, the Company, through its principal subsidiary QI(B), sold its 57.97% interest in Paraguay Refrescos S.A., one of the Coca-Cola bottlers in Paraguay, to Coca-Cola Interamerican Corporation in exchange for net proceeds of US$ 63.3 million. In connection with the sale of the company, QI(B) received a dividend payment of US$ 1.6 million from Paraguay Refrescos S.A.. The Company recorded an after-tax gain of approximately US$ 27.6 million on this sale. This gain was included in Other Income.

     Malteria Oriental S.A. (MOSA)

     In March 2000, the Company, through its principal subsidiary QI(B), completed the sale of its 58.24% equity stake in MOSA comprising its malt-based beverage business in Uruguay. The transaction resulted in an after-tax gain of approximately US$ 0.2 million and was recorded in Other Income. As part of the transaction, the acquirer assumed MOSA's financial liabilities amounting to US$
9.7 million.

     Malteria Safac S.A. (Safac)

     In September 2001, the Company, through QI(B) and CMQ, sold its 100% interest in Safac for a total consideration of US$ 1.5 million. As of December 31, 2001 there are two remaining uncollected installments amounting to US$ 0.5 million each (due in 2002 and 2003, each). The Company recorded an after-tax loss of approximately US$ 0.2 million on this sale. This loss is included in Other Expenses.


4.   Summary of significant accounting principles and policies

     This summary of the significant accounting principles and policies of the Company is presented to assist in evaluating the Company's consolidated financial statements.

     (a) Revenue recognition

     Sales represent the invoiced value of goods sold, net of discounts and excise taxes. Sales and sales discounts are recognized upon delivery of goods to customers.

          QUILMES INDUSTRIAL (QUINSA) SOCIETE ANONYME AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
              for the years ended December 31, 2001, 2000 and 1999
                      (In US$ million, except share data)


4.   Summary of significant accounting principles and policies (continued)

     (b) Statement of cash flows

     The Company considers all highly liquid temporary investments with original maturities of three months or less, consisting of primarily fixed-term deposits to be cash equivalents for purposes of the statement of cash flows.

     (c) Foreign currency assets and liabilities

     Financial statements of foreign consolidated subsidiaries have been translated into US$ on the basis of the financial statements of such subsidiaries expressed in the local currency of the country of origin. The method of translation involves the translation of property, other long-lived assets, long-term liabilities and related profit and loss accounts at historical rates of exchange. Additionally, net monetary asset and liability related translation adjustments are included in earnings in the current period.

     Assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rates as of year-end. Transactions denominated in foreign currencies are translated into US$ at the prevailing exchange rates on the date of transaction settlement. Foreign currency transaction gains and losses are recorded within financial results.

     (d) Inventories

     Inventories are stated at the lower of cost or market value. Cost, which comprises direct materials, direct labor costs and overhead associated with the manufacturing processes, is calculated using the first-in, first-out method.

     (e) Provision for contingencies and allowances

     The Company records an allowance for doubtful accounts based on several indicators of risk of uncollectability. This allowance is shown as a reduction of the related receivable balance.

     The Company has certain contingent liabilities with respect to material existing or potential claims, lawsuits and other proceedings, including those involving tax, social security and other matters. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company's estimates of the outcome of these matters, the lawyers' opinion, and its experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there will be changes in the estimates of future costs, which could have a material effect on the company's future results of operations and financial condition or liquidity.

     (f) Income taxes

     Under present Luxembourg law, so long as the Company maintains its status as a holding company, no income tax, withholding tax (including with respect to dividends), or capital gains tax is payable in Luxembourg by the Company.

     Income taxes are accounted for using a comprehensive liability method of accounting for income taxes. Under the comprehensive liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying the statutory tax rate to the difference between the financial statement carrying amounts and the tax basis of existing assets and liabilities, calculated on a country by country basis. The effect on deferred income taxes of a change in tax rates is recognized in income in the period of enactment. A valuation allowance is established to reduce the carrying amounts of deferred tax assets unless such assets are more likely to be realized.

          QUILMES INDUSTRIAL (QUINSA) SOCIETE ANONYME AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
              for the years ended December 31, 2001, 2000 and 1999
                      (In US$ million, except share data)


4.   Summary of significant accounting principles and policies (continued)

     (g) Intangible assets

     Goodwill, representing the excess of the purchase price over the fair value of net assets of acquired businesses, is amortized on a straight-line basis, primarily, over 20 years. Amortization expense for the years ended December 31, 2001, 2000 and 1999 was US$ 21.6 million, US$ 12.1 million and US$
3.1 million, respectively. The ongoing recoverability of goodwill is monitored based on country by country basis and taking into account significant events or changes in the overall business environment.

     Also, this caption includes costs related with the enhancement of the distribution and commercialization area of soft drinks that allowed the Company to begin commercial activities in the Province of Neuquen and certain zones of Rio Negro and La Pampa.

     (h) Tangible fixed assets

     Tangible fixed assets primarily consist of industrial land and buildings, machinery, plant and equipment and bottles and crates. Tangible fixed assets are carried at cost and include expenditure for new facilities and expenditure which substantially increase the useful lives of existing facilities. The cost of maintenance, repairs and minor renewals is expensed as incurred. When tangible fixed assets are retired or otherwise disposed, the related cost and accumulated depreciation are eliminated and any gain or loss on disposition is recognized in earnings.

     Bottles and cases are treated as inventories in countries where these assets are sold to customers. Otherwise, if risk of loss is not effectively transferred to customers, bottles are included as tangible fixed assets and depreciated under the straight-line method over their respective economic lives.

     Depreciation is provided on the straight-line method over the following estimated useful lives: buildings and improvements, 50 years; other tangible fixed assets, including machinery and equipment, 3 to 10 years. Ordinary repairs and maintenance are expensed as incurred.

     The carrying value of tangible fixed assets does not exceed its recoverable value based on estimates made by the Company's management.

     (i) Impairment of long-lived assets

     The Company periodically evaluates the carrying value of its long-lived assets for impairment. The carrying value of a long-lived asset is considered impaired by the Company when the anticipated discounted cash flows from such asset are separately identifiable and result in less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Assets released from productive activities are carried at the lower of cost or its estimated net realization value.

     (j) Research and development costs

     Research and development costs are expensed in the year in which these costs are incurred. Historically, these expenses have not been significant.

          QUILMES INDUSTRIAL (QUINSA) SOCIETE ANONYME AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
              for the years ended December 31, 2001, 2000 and 1999
                      (In US$ million, except share data)


4.   Summary of significant accounting principles and policies (continued)

     (k) Financial assets

     Financial assets consist primarily of investments in affiliated companies, certificates of deposit and treasury stock.

     The equity method of accounting is used for the Company's investments in affiliates where the Company has the ability to exercise significant influence.

     Treasury stock is carried at cost. Dividends collected on theses shares are deducted from the acquisition cost.

     Certificates of deposit are carried at cost plus accrued interest at year end. The Company has invested in certificates of deposit to cover certain obligations under the Pension Plan as discussed in 23. At December 31, 2001 and 2000, these securities were classified as non-current assets, as the Company has the intention to renew the certificates indefinitely.

     (l) Government securities

     Government securities primarily consist of Argentine government bonds. At December 31, 2001, government securities have been recorded at acquisition cost which does not exceed its expected recoverable value. At December 31, 2001 and 2000, other minor securities have been recorded at fair value, based on quoted market prices.

     (m) Prepaid expenses

     Deferred advertising expense, sponsorship and marketing promotional programs are classified as prepaid expenses. Deferred advertising costs primarily consist of prepaid radio and television airtime. Deferred advertising costs are expensed as airtime is consumed, the rest of the deferred prepaid expenses are amortized under the straight-line method over the respective terms of the programs. The Company is party of certain sponsorship agreements, whereby it recognizes the related costs over the life of the agreement, generally ranging from one to four years.

5.   Summary of the QUINSA group of companies

     The consolidated financial statements of QUINSA include the accounts of QUINSA and domestic and foreign controlled and affiliated subsidiaries. The following list summarizes the direct and indirect equity holdings in each of the companies which form the QUINSA group. See Note 3 for a description of acquisitions, joint ventures and divestitures occurred during the years ended December 31, 2001, 2000 and 1999. Participation of interest owned is shown as of December 31, 2001:

Held directly:
.. Quilmes International (Bermuda) Ltd. (QI(B)), Hamilton, Bermuda, at 85.00%. The remaining 15.00% is owned by Heineken N.V.

Held indirectly through QI(B):
.. Cerveceria y Malteria Quilmes S.A. (CMQ), Buenos Aires, Argentina, at 99.67%. .. Eco de los Andes S.A., Buenos Aires, Argentina, at 48.83%.
.. Hecaton S.A., Buenos Aires, Argentina, at 49.00%.
.. Cerveceria Paraguaya S.A., Asuncion, Paraguay, at 81.85%.
.. Colosas S.A., Barcequillo, Paraguay, at 57.97%.
.. Noitca Ltd., Tortola, British Virgin Islands and its subsidiaries, at 100.00%. .. Langdon Investments Inc., Delaware, USA, at 100.00%.
.. Melville Investments Inc., Delaware, USA, at 100.00%.
.. Sociedad de Inversiones y Comercio Vienher S.A., Panama, Panama, at 100.00%.

          QUILMES INDUSTRIAL (QUINSA) SOCIETE ANONYME AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
              for the years ended December 31, 2001, 2000 and 1999
                      (In US$ million, except share data)


5.   Summary of the QUINSA group of companies (continued)

Held indirectly through QI (B) at 26.10 % and Noitca at 8.56%
.. Compania Salus S.A., Uruguay.

Held indirectly through CMQ:
.. Coroplas S.A., Buenos Aires, Argentina, at 99.99%.
.. Quilmes Do Brasil Ltda., Porto Alegre, Brazil, at 100.00%.
.. Publicidad Relator S.A., Buenos Aires, Argentina, at 99.99%.
.. Embotelladora del Interior S.A. (Edisa), San Miguel de Tucuman, Argentina, at 99.21%.
.. Etel S.A.I.C. y F., Buenos Aires, Argentina, at 99.92%.

.. Seven Up Concesiones S.A.I. y C., Buenos Aires, Argentina, at 99.99%.
.. Embotelladora Perla del Norte S.A.I.C.I.A. y F., Pergamino, Argentina, at 99.99%.
.. Intergal S.A., Montevideo, Uruguay, at 100.00%.
.. Aydecar S.A., Buenos Aires, Argentina, at 99.99%.

Held indirectly through Langdon Investments Inc. at 90.00% and Melville Investments Inc. at 10.00%:
.. Inversiones Bemberg Chile Ltda., Santiago de Chile, Chile.

Held indirectly through QI(B) at 25.42%, CMQ at 63.30% and Inversiones Bemberg Chile Ltda. at 11.28%:
.. Cerveceria Chile S.A., Santiago de Chile, Chile.

Held indirectly through QI(B) at 50.36% and CMQ at 9.31%:
.. Embotelladora del Uruguay S.A., Montevideo, Uruguay

Held indirectly through Cerveceria Paraguaya S.A. at 49.21% and Colosas S.A. at 26.54%:
.. Fabrica Paraguaya de Vidrios S.A., Asuncion, Paraguay.

Held indirectly through QI(B) at 96.16% and Sociedad de Inversiones y Comercio Vienher S.A. at 0.01%:
.. Inversiones Cerveceras S.A. (Incesa), Panama, Panama.

Held indirectly through Incesa:
.. Cerveceria Taquina S.A. (Taquina), Cochabamba, Bolivia, at 91.58%.
.. Cerveceria Boliviana  Nacional S.A. (CBN), La Paz, Bolivia, at 75.16%(*)

Held indirectly through Embotelladora Perla del Norte S.A.I.C.I.A. y F. at 99.99% and CMQ at 0.01%:
.. Embotelladora 9 de Julio S.A.I.C.I. y F., Pergamino, Argentina.

Held directly at 90.00% and indirectly through CMQ at 3.00%, Cerveceria Chile S.A. at 1.50%, Cerveceria Paraguaya S.A. at 2.50% and Embotelladora del Uruguay S.A. at 3.00%:
.. Quilmes Industrial S.A., Buenos Aires, Argentina.

(*) participation of interest after the merger of CBN, CBNSC and Cerveceria Tarija (see Note 3).

          QUILMES INDUSTRIAL (QUINSA) SOCIETE ANONYME AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
              for the years ended December 31, 2001, 2000 and 1999
                      (In US$ million, except share data)


6.   Intangible assets

                                                          As of December 31,
                                                         -------------------
                                                            2001       2000
                                                         -------------------
   Goodwill
       Baesa                                                167.8      177.1
       Edisa                                                 40.7       45.2
       Cerveceria Boliviana Nacional                        113.1      107.9
       Incesa, Taquina and Santa Cruz                         8.8       10.9
       Salus                                                  9.4       10.0
       Cerveceria Bieckert S.A                                3.1        3.7
       Other                                                  0.7        0.8
   Other                                                      4.3          -
                                                         -------------------
                                                            347.9      355.6
                                                         ===================


7.   Tangible fixed assets

                                                                        Industrial      Machinery,      Bottles
                                                                         land and       plant and         and
                                                            Total        buildings      equipment        crates
                                                         --------------------------------------------------------
Total cost or valuation as of January 1, 2001                1,394.2          307.0          954.8          132.4
Sale of Malteria Safac (Note 3)                                 (3.1)          (1.6)          (1.5)             -
Final evaluation of preliminary purchase price
allocation of EDISA (*)                                          3.4           (0.8)           4.2              -
Final evaluation of preliminary purchase price
allocation of CBN (*)                                           (9.8)             -           (9.8)             -
Additions                                                       72.0           17.4           49.3            5.3
Disposals                                                      (55.0)          (1.5)         (37.7)         (15.8)
                                                         --------------------------------------------------------
Total cost or valuation as of December 31, 2001              1,401.7          320.5          959.3          121.9
Accumulated depreciation as of January 1, 2001
                                                              (691.3)         (59.1)        (529.9)        (102.3)
Sale of Malteria Safac (Note 3)                                  1.6            1.0            0.6              -
Final evaluation of preliminary purchase price
allocation of CBN (*)                                            5.1              -            5.1              -
Additions                                                      (96.5)          (5.1)         (82.7)          (8.7)
Disposals                                                       39.9            2.3           24.5           13.1
                                                         --------------------------------------------------------
Accumulated depreciation as of December 31, 2001              (741.2)         (60.9)        (582.4)         (97.9)
                                                         --------------------------------------------------------

Net book value as of December 31, 2001                         660.5          259.6          376.9           24.0
                                                         ========================================================

* Relate to the final evaluation of the preliminary purchase price allocation for EDISA and CBN acquisitions, as described in Note 3.

          QUILMES INDUSTRIAL (QUINSA) SOCIETE ANONYME AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
              for the years ended December 31, 2001, 2000 and 1999
                      (In US$ million, except share data)


7.   Tangible fixed assets (continued)

                                                                            Industrial      Machinery,      Bottles
                                                                             land and       plant and         and
                                                                Total        buildings      equipment        crates
                                                          -----------------------------------------------------------
Total cost or valuation as of January 1, 2000                    1337.5          290.7          926.6          120.2
Acquisition of businesses (Note 3)                                204.7           50.7          123.7           30.3
Sale of Mosa and Paresa (Note 3)                                  (96.4)         (12.7)         (71.6)         (12.1)
Final evaluation of preliminary purchase price
allocation (*)                                                    (24.2)          (4.4)         (19.8)           0.0
Additions                                                          70.2           10.7           49.7            9.8
Disposals                                                         (97.6)         (28.0)         (53.8)         (15.8)
                                                          -----------------------------------------------------------
Total cost or valuation as of December 31, 2000                  1394.2          307.0          954.8          132.4
Accumulated depreciation as of January 1, 2000                   (564.7)         (44.9)        (440.8)         (79.0)
Acquisition of businesses (Note 3)                               (104.4)         (10.0)         (69.9)         (24.5)
Sale of Mosa and Paresa (Note 3)                                   49.7            4.1           38.9            6.7

Additions                                                         (95.7)          (8.6)         (74.9)         (12.2)
Disposals                                                          23.8            0.3           16.8            6.7
                                                          -----------------------------------------------------------
Accumulated depreciation as of December 31, 2000                 (691.3)         (59.1)        (529.9)        (102.3)
                                                          -----------------------------------------------------------

Net book value as of December 31, 2000                            702.9          247.9          424.9           30.1
                                                          ===========================================================

* Relates to the final evaluation of the preliminary purchase price allocation for Baesa acquisition, as described in Note 3.


8.   Other fixed assets

                                                              As of December 31,
                                                             -------------------
                                                                2001       2000
                                                             -------------------
       Spare parts                                               15.2        9.4
       Tax receivables                                            0.9       13.9
       Receivables from the sale of fixed assets                  0.1        0.2
       Deferred income taxes (Note 18)                           29.3       26.0
       Pre-operating costs                                          -        0.5
       Others (net of allowance for doubtful accounts
       of US$ 2.5 million in 2001 and US$ 4.1 million
       in 2000)                                                   4.6        1.2
                                                             -------------------
                                                                 50.1       51.2
                                                             ===================

9.   Financial assets

                                                              As of December 31,
                                                             -------------------
                                                                2001       2000
                                                             -------------------
     Investments at equity method                                 9.0       24.2
     Certificates of deposit                                      3.3        3.0
     Treasury stock (i) (Note 12)                                18.8        7.8
     Other                                                        3.1        2.4
                                                             -------------------
                                                                 34.2       37.4
                                                             ===================

          QUILMES INDUSTRIAL (QUINSA) SOCIETE ANONYME AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
              for the years ended December 31, 2001, 2000 and 1999
                      (In US$ million, except share data)


9.   Financial assets (continued)

     (i) During year ended 2001, the Company restructured its share capital (See Note 12.a). Before the above mentioned restructuring, the Company acquired 39,528 voting shares (39,528 shares class A after restructuring) and 95,800 non voting shares (47,900 ADR after restructuring) for a total consideration of US$
1.2 million. Also, after restructuring, the Company acquired 426,650 Class A shares, 200,000 Class B shares and 596,200 ADR (representing 2 Class B Shares for each ADR) for a total consideration of US$ 10.1 million. The dividends collected on these shares are deducted from the acquisition cost and were US$
0.3 million during 2001. As of December 31 2001, the details of total own shares held by the Company is as follows:

     - Class A shares: 426,650

     - Class B shares: 726,053

     - ADR: 834,116 (representing 2 Class B shares for each ADR)


10.  Inventories

                                                           As of December 31,
                                                          -------------------
                                                             2001       2000
                                                          -------------------
     Finished goods and goods for resale                      28.8       29.1
     Work in process                                           8.3        9.9
     Raw material and supplies                                71.0       79.9
                                                          -------------------
                                                             108.1      118.9
     Advances to suppliers and inventories in transit          2.5        4.7
                                                          -------------------
                                                             110.6      123.6
                                                          ===================

11.  Other current assets

                                                           As of December 31,
                                                          -------------------
                                                             2001       2000
                                                          -------------------
     Advances to suppliers                                     5.6        5.2
     Prepaid taxes                                             4.4        2.2
     Receivables from the sale of fixed assets                   -        4.3
     Deferred income taxes (Note 18)                          20.9       22.9
     Advances to personnel                                     1.0        1.9
     Others                                                    5.4        8.4
                                                          -------------------
                                                              37.3       44.9
                                                          ===================

12.  Shareholders' equity

     (a) Common, preferred stock and capital restructuring

     The authorized capital issued and outstanding is represented by 647,618,840 shares of Class A common stock and 43,388,205 shares of Class B common stock, both classes without par value. The authorization is valid for five years until June 7, 2006.

          QUILMES INDUSTRIAL (QUINSA) SOCIETE ANONYME AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
              for the years ended December 31, 2001, 2000 and 1999
                      (In US$ million, except share data)


12.  Shareholders' equity (continued)

     (a) Common, preferred stock and capital restructuring (continued)

     The following is a summary of the share activity of the Company:

                                                            Ordinary       Preferred       Class A         Class B
                                                             shares          shares      common stock    common stock
                                                        -------------------------------------------------------------
Balances as of December 31, 1998 and 1999                  68,400,000      38,168,750               -               -

Capital contribution (i)                                            -       1,581,339               -               -

                                                        -------------------------------------------------------------
Balances as of December 31, 2000                           68,400,000      39,750,089               -               -

Capital restructuring(ii):
Ten-for-one split of ordinary shares                      615,600,000               -               -               -
Rename of ordinary shares                                (684,000,000)              -     684,000,000               -
Conversion of preferred shares into ordinary shares        39,750,089     (39,750,089)              -               -
Rename of ordinary shares                                 (39,750,089)              -               -      39,750,089
Conversion of Class A shares into Class B shares                    -               -     (36,381,160)      3,638,116
                                                        -------------------------------------------------------------
Balances as of December 31, 2001                                    -               -     647,618,840      43,388,205
                                                        =============================================================

(i) As discussed in Note 3, during fiscal year 2000 the Company acquired a direct equity ownership in Baesa of 11.75% from Bayerische Hypo-und Vereinsbank A.G. The Company completed this acquisition in exchange for 1,581,339 shares of the Company's non-voting preferred stock. These shares were valued at their fair value aggregating US$ 17.4 million, which resulted in additional paid-in-capital of US$ 16.9 million.

(ii) The Shareholders' extraordinary meeting held on June 8, 2001 approved the capital restructuring proposal as submitted. The restructuring, which was approved by the separate class vote of each of the preferred and ordinary shareholders, consisted principally of the following:

     - The 68,400,000 ordinary shares outstanding at that date were split ten-for-one resulting in 684,000,000 shares, without par value, and were renamed Class A shares.

     - The 39,750,089 non-voting preferred shares outstanding at that date were converted into ordinary shares, without par value, and renamed Class B shares. The class of non-voting preferred shares was cancelled.

     - Class A and Class B shares shall vote as one class at any shareholders' meeting and each Class A and Class B share shall be entitled to cast one vote at any shareholders' meeting, provided that any resolutions affecting the rights of a particular class must be approved separately by the quorum and majority requirements established by law for each class.

     - Class B shares shall have dividend and liquidation rights equal to ten times the rights of Class A shares.

     - Upon the request of holders of Class A shares, the Class A shares may be converted into Class B shares at the rate of ten Class A shares for one Class B share. Conversion requests will be accepted during a limited period of time every year, and are subject to certain limitations.

          QUILMES INDUSTRIAL (QUINSA) SOCIETE ANONYME AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
              for the years ended December 31, 2001, 2000 and 1999
                      (In US$ million, except share data)


12.  Shareholders' equity (continued)

     (a) Common, preferred stock and capital restructuring (continued)

     Class A and Class B shares have been listed on the Luxembourg Stock Exchange since June 11, 2001. American Depositary Shares ("ADS"), each previously representing one non-voting preferred share, shall, by way of a reverse ADS split, represent two Class B shares as from June 11, 2001, and continue to be listed on the New York Stock Exchange.

     Pursuant to information requirements from the Luxembourg Stock Exchange, the Company has also confirmed that during the last financial year and the current year no public takeover or exchange offers were made by third parties in respect of its shares, and no public exchange offers were made by it in respect of other companies' shares.

     The Board of Directors is authorized to issue bonds convertible into shares to the extent that shall be issued shares of the authorized capital. This authorization is valid for 5 years until June 8, 2006. No bonds have been issued as of December 31,2001.

     (b) Paid-in Capital

     In accordance with regulations established in the Luxembourg Corporation Law, during fiscal year 2001 part of the issue premium was allocated (US$ 18.8 million) to the reserve for treasury stock.

     (c) Reserve for treasury stock

     Under Luxembourg regulations, the Company has to maintain a non-distributable reserve for treasury stock. In order to comply with that requirement, the Ordinary General Meeting of June 29, 2001 decided to allocate US$ 7.8 million from the Issue Premium to that reserve. In addition, the Company allocated an additional US$ 11 million due to treasury stock acquired during the year ended December 31, 2001.

     (d) Legal reserve

     Under Luxembourg Corporation Law, a minimum of 5% of net income for the year calculated in accordance with Luxembourg GAAP must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 10% of the outstanding capital.

     (e) Retained earnings

     Retained earnings are generally distributable to the extent that the legislation of the jurisdiction, in which such retained earnings are held, so permits.

13.  Provisions

                                                           As of December 31,
                                                       -------------------------
                                                          2001          2000
                                                       ------------------------

     Contingencies (Note 24)                              51.8           60.6
     Employee benefits (Note 23)                           2.9            3.8
     Acquisition-related and restructuring charges (i)     9.0           18.8
     Baesa's indemnification agreement (ii)                9.9            9.9
     Others                                                3.5            9.6
                                                       ------------------------
                                                          77.1          102.7
                                                       ========================

          QUILMES INDUSTRIAL (QUINSA) SOCIETE ANONYME AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
              for the years ended December 31, 2001, 2000 and 1999
                      (In US$ million, except share data)


13.  Provisions (continued)

     (i) Acquisition-related and restructuring costs comprise primarily of severance and other termination benefits and certain exit costs related to the closure of plants.

     (ii) In 1997, Baesa sold its Brazilian soft-drink business (the "Brazilian Business") to Cervejaria Brahma (the "Buyer"). At the time of the sale, the Brazilian Business had certain material existing and potential claims, lawsuits and proceedings, including those involving tax, social security and other matters. Under a tax indemnification agreement, Baesa has agreed to indemnify the Buyer for these liabilities, but in no event to exceed US$ 20.0 million. In this connection, PepsiCo has also agreed to reimburse Baesa up to US$ 10 million. Therefore, in management's opinion, the reserves established are adequate to cover losses related to this transaction.

14.  Long-term loans and other liabilities

                                                             As of December 31,
                                                               2001      2000
                                                             -------------------
     Due to banks                                             157.4      81.3
     Deferred income taxes (Note 18)                            0.7       1.4
     Other accounts payable                                     7.8       2.7
                                                             -------------------
                                                              165.9      85.4
                                                             ===================

The following table categorizes long-term loans by interest rate:

                                                             As of December 31,
                                                               2001      2000
                                                             -------------------
Less than 4%                                                    3.1       1.2
From 4 to 5.99%                                                87.9       0.3
From 6 to 7.99%                                               151.3       0.3
From 8 to 9.99%                                                   -     158.5
From 10 to 11.99%                                               2.7       6.5
More than 11.99%                                               11.5      11.5
                                                             -------------------
Total                                                         256.5     178.3
Less current portion of long-term loans (Note 15)             (99.1)    (97.0)
                                                             -------------------
Total debt to banks                                           157.4      81.3
                                                             ===================

     The Company's long-term debt is principally denominated in US dollars and represents borrowings from banks. As of December 31, 2001 and 2000, the Company had long-term debt of US$ 27.6 and US$ 18.6 million at fixed interest rates and US$ 221.0 and US$ 159.7 million at rates which varied in relation to established indices, principally LIBOR, plus a low fixed rate.

     The aggregate maturities of long-term loans as of December 31, 2001 are as follows:

          QUILMES INDUSTRIAL (QUINSA) SOCIETE ANONYME AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
              for the years ended December 31, 2001, 2000 and 1999
                      (In US$ million, except share data)


14.  Long-term loans and other liabilities (continued)

               Year                       Amount
                                        ----------

               2003                           92.2
               2004                           46.5
               2005                           18.7
                                        ----------
               Total                         157.4
                                        ==========

     Compliance of certain covenants


     Most of the Company's loan agreements contain restrictive covenants that require the Company or its subsidiaries to maintain certain financial ratios, limit the amount of dividends paid, restrict indebtedness and guarantee liabilities, among other requirements.

     QI(B) Commitments

     On September 22, 1993 QI(B), (the guarantor and primary obligor), signed a guaranty agreement with the IFC guaranteeing a loan of US$ 30.0 million in principal extended by the IFC to CMQ on the basis of an investment agreement. Additionally, during 2001, QI(B) granted certain loans of CMQ for approximately US$ 30.6 million.

     Debt refinancing

     CMQ has a significant amount of bank loans denominated in US$. Devaluation of the Argentine Peso as well as the financial and economic crisis that has been affecting Argentina, has limited the ability of that subsidiary to generate cash flows in US$. Consequently, management initiated negotiations with lenders in order to obtain, primarily, an extension of the original loan terms and new credit facilities. The restructuring program carried out by the Company has allowed CMQ to properly meet all of its financial obligations as they fall due. As a result of this debt refinancing program, CMQ has been able to comply with the due dates of principal due originally before February 28, 2002 for a total amount of US$ 95.0 million. This has been achieved by rescheduling the payment of approximately US$ 75.3 million (US$ 10.0 million became non current liabilities) and the settlement of the remaining approximately US$ 19.8 million.

15.  Current loans and short-term portion of long-term debt

                                                             As of December 31,
                                                               2001      2000
                                                             -------------------
     Overdraft facilities                                       0.8       3.8
     Short-term loans                                         107.2     151.5
     Notes payable (Note 14)                                   14.2      14.0
     Financial leasing                                          4.3         -
     Current portion of long-term debt (Note 14)               84.9      83.0
                                                             -------------------
                                                              211.4     252.3
                                                             ===================

     The Company's short-term debt is principally denominated in US dollars and represents mainly, borrowings from banks.

          QUILMES INDUSTRIAL (QUINSA) SOCIETE ANONYME AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
              for the years ended December 31, 2001, 2000 and 1999
                      (In US$ million, except share data)


15.  Current loans and short-term portion of long-term debt (continued)

     CMQ (formerly Baesa) has outstanding notes as described below:

                                                             As of December 31,
                                                               2001      2000
                                                             -------------------
     Series A, due September 1, 2005, interest at
     11% per annum, payable semiannually                        2.7       2.5

     Series B, due September 1, 2005, interest at
     12% per annum, payable semiannually                       11.5      11.5
                                                             -------------------
                                                               14.2      14.0
                                                             ===================

     The management is considering to repurchase those bonds before December 31, 2002.

16.  Other income

                                                         Year ended December 31,
                                                         -----------------------
                                                          2001    2000    1999
                                                         -----------------------
     Gain from sale of interest in related
       companies (Note 3)                                    -    27.8       -
     Spin off of Eco de los Andes (Note 3)                   -       -      9.4
     Sale of Glaciar and VDA water business (Note 3)      14.9       -        -
     Gain from sale of tangible fixed assets (Note 3)      3.0     1.2      1.4
     Recovery of expenses                                  0.3     2.2        -
     Rental income                                         0.9     0.9      0.9
     Others                                                1.3     4.9      2.9
                                                         -----------------------
                                                          20.4    37.0     14.6
                                                         ======================

17.  Other expenses

                                                         Year ended December 31,
                                                         -----------------------
                                                          2001    2000    1999
                                                         -----------------------
     Severance costs and other benefits to
       employees (i)                                       9.3     2.1     8.2
     Amortization of goodwill                             21.6    12.1     3.1
     Tangible fixed assets write-off                         -     3.8     8.3
     Amortization and other expenses related to
       unproductive assets                                 3.1     1.5       -
     Labor suits and termination of distribution
       agreement                                           3.7     2.0       -
     Interest in related companies (ii)                   18.3       -       -
     Research and development costs                        0.4     0.5     0.4
     Other                                                 6.9     3.4     4.3
                                                         -----------------------
                                                          63.3    25.4    24.3
                                                         =======================

     (i) The Company expenses severance indemnities incurred in the normal course of business when paid.

     (ii) Includes a write off made by Eco of approximately U$S 12.7 million of the goodwill originally generated as a consequence of the acquisition of Hielos Merlo (an Eco's subsidiary).

          QUILMES INDUSTRIAL (QUINSA) SOCIETE ANONYME AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
              for the years ended December 31, 2001, 2000 and 1999
                      (In US$ million, except share data)


18.  Income taxes

                                                         Year ended December 31,
                                                         -----------------------
                                                          2001    2000    1999
                                                         -----------------------
     Current tax expense                                   7.8    17.5    49.1
     Deferred tax benefit                                (13.9)  (47.5)   (3.2)
                                                         -----------------------
     Income tax (benefit) expense                         (6.1)  (30.0)   45.9
                                                         =======================

     Income tax (benefit) expense differs from the amounts computed by applying the statutory rate for each country to pre-tax income for the year ended December 31, as follows:

                                                         Year ended December 31,
                                                         -----------------------
                                                          2001    2000    1999
                                                         -----------------------
      Net income before taxes and minority interest       55.2    57.2    144.2
      Blended average income tax rate                     33.6%   30.9%    34.1%
                                                         -----------------------
      Income tax expense at blended income tax rate       18.5    17.6     49.2
      Change in valuation allowance                      (31.7)  (47.3)       -
      Non-deductible expenses                              5.8     4.1      1.3
      Tax promotional benefits                            (4.8)   (3.5)    (6.4)
      Others                                               6.1    (0.9)     1.8
                                                         -----------------------
      Income tax (benefit) expense                        (6.1)  (30.0)    45.9
                                                         =======================

     The tax effects of temporary differences that give rise to significant portions of the company's deferred tax assets and liabilities are presented below:

                                                             As of December 31,
                                                               2001      2000
                                                             -------------------
     Tax loss carryforwards                                   103.8      186.5
     Deferred exchange loss (i)                                50.6          -
     Employee benefits accruals                                 5.0        3.6
     Provisions                                                 5.3        5.3
     Depreciation                                              (1.9)      (1.8)
     Allowance for doubtful accounts and other reserves         2.3        2.9
     Others                                                    (2.4)       0.2
                                                             -------------------
     Subtotal                                                 162.7      196.7
     Valuation allowance                                     (113.6)    (149.2)
                                                             -------------------
     Net deferred tax asset                                    49.1       47.5
                                                             ==================

     Balance sheet classification of net deferred tax asset (liability) is disclosed below:

                                                             As of December 31,
                                                               2001      2000
                                                             -------------------
     Deferred tax asset - Current                              20.9      22.9
     Deferred tax asset - Non-current                          29.3      26.0
     Deferred tax liability - Current                          (0.4)        -
     Deferred tax liability - Non-current                      (0.7)     (1.4)
                                                             -------------------
     Net deferred tax asset                                    49.1      47.5
                                                             ===================

          QUILMES INDUSTRIAL (QUINSA) SOCIETE ANONYME AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
              for the years ended December 31, 2001, 2000 and 1999
                      (In US$ million, except share data)


18.  Income taxes (continued)

     (i) As of December 31, 2001 the Company recognized an asset tax of US$
50.6 million for the net negative results caused by the devaluation of the Argentine Peso that will be deductible for income tax purposes over the next five fiscal years.

     As of December 31, 2001 the company and its subsidiaries had accumulated tax loss carryforwards of approximately US$ 355.0 million (US$ 564.5 million as of December 31, 2000), of which US$ 51.1 million (US$ 53.4 million as of December 31, 2000) have no expiration dates.

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning in making these assessments. Based on current financial information, the Company is uncertain that it will recover its entire deferred tax assets through future taxable income. Accordingly, at December 31, 2001, the Company had recognized a valuation allowance of US$ 113.6 million (US$ 149.2 million at December 31, 2000) against its deferred tax assets generated by tax loss carryforwards and the net negative results caused by the devaluation of the Argentine Peso.

     During the year ended December 31, 2000, as a result of new tax-planning strategies, the Company recognized an income tax benefit of US$ 53.8 million associated primarily with the change in the valuation allowance of deferred tax assets related to the Baesa acquisition, of which US$ 51.3 million were included in extraordinary items.

19.  Extraordinary items

     During the year ended December 31, 2000, the Company recognized asset impairment and restructuring charges of US$ 57.7 million (US$ 51.7 million net of income tax). These charges relate to the closure of the Lavallol plant in Argentina and certain other manufacturing facilities in Bolivia, the impairment of equipment at those plants and plant closing related costs and certain other severance and termination charges. The asset impairment charges primarily reflected the reduction in the carrying value of the land and buildings to their estimated fair market value based on current selling prices for comparable real estate, less costs to sell, and the write-off of the net book value of machinery and equipment which could not be redeployed. The restructuring actions in Bolivia, in response to synergies obtained through recent acquisitions, included a reduction of the cost structure primarily through closing facilities.

     Also, during the year ended December 31, 2000, the Company recognized as an extraordinary item an income tax benefit of US$ 51.3 million associated primarily with the change in the valuation allowance of deferred tax assets related to the Baesa acquisition. This extraordinary item is captioned as Income Taxes in the statement of income.

          QUILMES INDUSTRIAL (QUINSA) SOCIETE ANONYME AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
              for the years ended December 31, 2001, 2000 and 1999
                      (In US$ million, except share data)


20.  Related parties

     The Company purchases certain raw materials, goods for resale and services from related parties. These transactions are summarized as follows:

                                                         Year ended December 31,
                                                         -----------------------
                                                          2001    2000    1999
                                                         -----------------------
     Purchase of raw materials                             4.8     9.9     9.7
     Transportation services                               4.0     4.2     4.2
     Fees for services                                     2.9     2.8     3.7
     Technical assistance fees                             1.0     1.0     1.3
     Purchase of goods for resale                          0.4     0.3     3.4


     Purchase of raw materials: The Company purchases several raw materials, including malt and barley, from Heineken (which holds 15% of the outstanding shares of QI(B), the Company's principal subsidiary).

     Transportation services: Transportes Ader S.A. ("TASA") provides integrated logistics support of the Company's entire supply chains, from inbound raw materials supply through finished goods distribution, including dedicated contract carriage, the management of carriers, and other supply chain services. These costs are included as selling and marketing expenses in the consolidated statement of income.

     Fees for services: These fees relate to certain administrative fees charged by Arfinsa S.A. . These costs are included as administrative and general expenses in the consolidated statement of income.

     Purchase of goods for resale: The Company purchases imported bottled beer from Heineken (which holds 15% of the outstanding shares of QI(B), the Company's principal subsidiary).

     Technical Assistance Agreements: The Company's relationship with Heineken as a technical adviser is governed by technical assistance agreements relating to both the brewing and malting operations. The technical assistance agreements cover issues relating to both product quality and the maintenance of production equipment and facilities. Heineken assists the Company in the quality control process by conducting laboratory analyses of raw materials, taste tests, evaluations of our own technical reports and annual "technological audits" of the operating companies and provides advice regarding the purchase of raw materials, environmental issues and managerial systems. Furthermore, under the technical assistance agreements, the Company may request certain additional services with respect to its breweries, including assistance in planning and constructing new breweries, training brewers and engineers and developing new products, production methods and packaging materials. These fees and expenses are included as technical assistance fees within cost of goods sold in the consolidated statement of income.

     The Company believes that the transactions discussed above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties.

          QUILMES INDUSTRIAL (QUINSA) SOCIETE ANONYME AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
              for the years ended December 31, 2001, 2000 and 1999
                      (In US$ million, except share data)


21.  Credit concentration and geographic information

     Most of the Company's customers are located in South America. No single customer accounted for more than five percent of the Company's sales or receivables in the years disclosed.

                                                         Year ended December 31,
                                                         -----------------------
                                                          2001    2000    1999
                                                         -----------------------
     Net sales
     Argentina                                           699.5   701.4   556.6
     Bolivia                                              86.9    42.1    30.8
     Chile                                                23.9    26.7    24.7
     Paraguay                                             85.8   130.1   149.6
     Uruguay                                              49.8    63.9    48.6
     Consolidation adjustments                            (7.2)   (9.1)  (19.8)
                                                         -----------------------
                                                         938.7   955.1   790.5
                                                         ======================


                                                         Year ended December 31,
                                                         -----------------------
                                                          2001    2000    1999
                                                         -----------------------
     Operating income (loss) before interest,
       other income, expenses and taxes
     Argentina                                            93.8   108.1   138.6
     Bolivia                                              21.3     0.2     0.5
     Chile                                                (3.8)   (4.1)   (5.9)
     Paraguay                                             30.3    34.8    30.2
     Uruguay                                              (0.6)   (0.8)    2.5
     Consolidation adjustments                            (4.4)   (5.9)   (5.5)
                                                         -----------------------
                                                         136.6   132.3   160.4
                                                         =======================


                                                             As of December 31,
                                                               2001      2000
                                                            --------------------
     Identifiable assets
     Argentina                                                878.3     980.2
     Bolivia                                                  270.4     292.6
     Chile                                                     27.2      29.8
     Paraguay                                                 142.1     139.4
     Uruguay                                                   45.8      58.2
     Corporate headquarters                                   105.6      31.4
     Consolidation adjustments and eliminations               (17.7)    (20.9)
                                                            --------------------
                                                            1,451.7   1,510.7
                                                            ====================

22.  Personnel

     Personnel expenses amounted to US$ 186.4 , US$ 193.3 and 149.9 million for the years ended December 31, 2001, 2000 and 1999, respectively.

          QUILMES INDUSTRIAL (QUINSA) SOCIETE ANONYME AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
              for the years ended December 31, 2001, 2000 and 1999
                      (In US$ million, except share data)


23.  Employee benefits

     (a) Defined contribution pension plan

     One of the Company's majority owned subsidiaries, CMQ, sponsors a defined contribution pension plan (the "Plan").CMQ sponsors a Plan for qualified employees that is funded by contributions from both CMQ and plan participants. A group of employees are eligible to participate and may enter the Plan during the first quarter of each year.

     Argentine laws provide for mandatory pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans (Pension Funds) to which employees may elect to direct their mandatory contributions. Under the features of the Plan, participants may elect to direct their voluntary contributions to Retirement Funds or the same Pension Fund where their mandatory contributions are held.

     Retirement Funds

     Provided the participant has elected to direct his or her contributions to an authorized Investment Retirement Fund, eligible participants may make monthly pre-tax contributions to the Plan of up to 7.5% of their eligible earnings. This defined contribution plan provides monthly matching CMQ contributions equal to 100% of the employee contribution. Separate accounts are maintained for each participant in the Plan. The portion of a participant's account attributable to his or her own contributions will be 100% vested. The portion of the account attributable to the CMQ's contributions, including matching contributions, will vest after 5 years of service with CMQ. Distributions from the Plan may be made in the form of a lump-sum cash payment or in installment payments. Employees may make withdrawals from the Plan prior to attaining age 60 in case of male employees or 55 in case of female employees. During the years ended December 31, 2001, 2000 and 1999, CMQ made contributions of approximately US$ 0.1 million, US$ 0.1 million and US$ 0.1 million, respectively.

     Pension Funds

     Provided the participant has elected to direct his or her contributions to an authorized Pension Fund, eligible participants may make monthly pre-tax contributions to the Plan of up to 11% of their eligible earnings. Elective contributions made by employees are fully vested at all times. CMQ makes matching contributions at the rate of 100% of the participant's contribution. Under the pension feature of the Plan, CMQ's contributions are deferred and maintained into separate accounts for each participant upon the completion of five years of service with CMQ. Interest income is recognized based on certain governmental yield rate information. After the completion of five years of service, CMQ's matching contributions are transferred to the Pension Fund where the participant's elective contributions are being held. Contributions by CMQ were US$ 0.3 million, US$ 0.7 million and US$ 0.9 million in 2001, 2000 and 1999, respectively.

     (b) Post-employment benefits

     Under the features of the Plan, CMQ also provides certain benefits to former or inactive plan participants after employment but before retirement provided the participant completed five years of service with CMQ. These benefits include disability-related benefits and death benefits. The Company maintains an insurance policy to cover any potential liability related to these benefits.

     (c) Management bonus program

     Certain of our directors and officers participate in remuneration plans on the basis of performance and seniority pursuant up to which 5% of the annual consolidated net income of QIB, our principal subsidiary, is set aside to pay incentive compensation to such directors and officers.

          QUILMES INDUSTRIAL (QUINSA) SOCIETE ANONYME AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
              for the years ended December 31, 2001, 2000 and 1999
                      (In US$ million, except share data)


24.  Contingencies/Restricted assets

     As a consequence of a federal and state tax claim initiated against a former CBN's subsidiary, the Bolivian Supreme Court of Justice ruled out that assets of CBN be restricted. Tax challenged by Bolivian authorities amount to approximately US$ 10.0 million. In CBN's legal counsel opinion, as the claim was initiated against CBN's subsidiary (not CBN itself) and therefore CBN was not a part of that lawsuit, the final outcome of this process can not have material negative impact on CBN.

     During 2000, as part of the acquisitions described in Note 3, as well its ongoing operations in general, the Company recognized a contingency reserve of US$ 51.4 million for tax, social security and commercial lawsuits.

25.  Remuneration of Board

     In accordance with article 14 of the Articles of Incorporation, a remuneration of US$ 1.3 million (US$ 2.0 million and US$ 2.1 million for the years 2000 and 1999) will be proposed for the year 2001. No delegation of tasks was made by the Board of Directors to any of its members resulting in any other salary allocation or remuneration.

26.  Subsequent events

     On May 1, 2002, the Company and Companhia de Bebidas das Americas - AMBEV ("AmBev") entered into an agreement to integrate their operations in the Southern Cone (the "Transaction"). The Transaction consists of (i) AmBev contributing its business in Argentina, Bolivia, Paraguay and Uruguay to the Company (including the exclusive license to produce and distribute the Brahma brand) in exchange for 26.4 million Class B common shares to be issued by the Company, and (ii) the purchase by AmBev of 230.9 million Class A common shares of the Company from the controlling shareholders for US$ 346.4 million. As a result, AmBev will hold 37.50% of equity interest in the Company, representing 36.09% of its voting rights. The Company's Board of Directors will be composed of an equal number of members to be appointed by each of the Company's controlling shareholders and AmBev. In addition, as stated in the agreement, the controlling shareholders of the Company have the option to exchange their additional 373.5 million Class A common shares for AmBev shares at specified times each year beginning after May 1, 2003. AmBev also has the right to elect such exchange starting at the end of the 7th year after the signature date of the agreement. AmBev shares to be issued to the controlling shareholders of the Company will be determined based on the future EBITDA of both companies. The Transaction is subject to the approval of anti trust authorities.

     AmBev is the largest brewer in Brazil and in South America, and the fourth largest brewer and fifth largest beverage producer in the world, through its beer brands Skol, Brahma, Antarctica, Patricia, Nortena, Ouro Fino, as well as soft drink brands such as Guarana Antarctica, and its franchise agreements for Pepsi soft drinks and Gatorade, and Lipton Ice Tea.

     The combination of the assets in the Southern Cone should allow for the Company's optimization of operational processes, the strengthening of its financial position and should help the Company to compete more efficiently with other international players who market their products in the region, particularly in the context of a deterioration of the macroeconomic scenario. In addition, this combination will allow for important synergies and cost savings. The combination of Quinsa's and AmBev's volumes are expected to result in significant savings in the purchase of raw materials. Furthermore, the transaction should permit a reduction in transportation costs associated with the production of the AmBev products in the different Quinsa facilities, the optimization of administration and MIS processes and the sharing of best practices between both companies.

          QUILMES INDUSTRIAL (QUINSA) SOCIETE ANONYME AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
              for the years ended December 31, 2001, 2000 and 1999
                      (In US$ million, except share data)


26.  Subsequent events (continued)

     The agreement also provides that the Company will be granted an exclusive license to produce and distribute the Brahma brand in the Southern Cone and the distribution by AmBev of the Quilmes brands in Brazil. This should offer the Company an opportunity to increase exports from Argentina, particularly of the Quilmes Cristal brand and to introduce this brand in the Brazilian market, taking advantage of AmBev's extensive distribution network.

     In June 2002, the Company received a notice from the International Chamber of Commerce stating that Heineken International B.V. ("Heineken"), which owns 15% of our principal subsidiary QIB, had begun an arbitration proceeding against the Company and its controlling shareholders. In its request for arbitration, Heineken alleges that the proposed AmBev transactions violate certain contracts between Heineken and the Company. Heineken has requested that the arbitration panel prohibit completion of the AmBev transactions, and declare that Heineken is entitled to purchase the Company's 85% interest in QIB for terms economically equivalent to the value placed by QIB on the AmBev transactions. Heineken also requests that the arbitration panel require the Company and its controlling shareholders to pay Heineken an unspecified amount of money damages. The Company and its controlling shareholders intend to contest vigorously Heineken's allegations but cannot predict the outcome of the proceeding or how long it will take. The arbitration proceeding could result in the termination of the AmBev transactions or a substantial delay in their completion. It is possible that Heineken will attempt to use the arbitration proceeding to induce a renegotiation of the terms of its contracts with the Company or its subsidiaries. Alternatively, Heineken may require the Company to purchase its interest in QIB at fair value because the existing agreements with Heineken provide that if, without Heineken's consent, the Company produces or sells a beer brand from a non-Argentine brewery under a trademark or license and such beer is not produced by a Heineken group company, Heineken has the option to sell the Company, and the Company must purchase, Heineken's interest in QIB at fair value. In addition, the Company cannot predict what actions AmBev may take in the event that the arbitration proceeding prohibits or delays substantially completion of its transactions with the Company and its controlling shareholders

     Furthermore, in June 2002, the Company also received a summons indicating that Heineken had commenced a legal proceeding against the Company in a Luxembourg court. Like the arbitration notice, the summons alleges that the proposed transaction with AmBev violates certain contractual agreements between Heineken and the Company and requests that the court issue an order prohibiting the completion of the transaction with AmBev until the contract dispute is resolved by an arbitrator.

          QUILMES INDUSTRIAL (QUINSA) SOCIETE ANONYME AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
              for the years ended December 31, 2001, 2000 and 1999
                      (In US$ million, except share data)


27.  Differences between Luxembourg GAAP and US GAAP

     The Company's consolidated financial statements are prepared in accordance with Luxembourg GAAP, which differ in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP. These consolidated financial statements include solely a reconciliation of net income and shareholders' equity to US GAAP. Pursuant of Item 17 of Form 20-F, this reconciliation does not include disclosure of all information that would be required by US GAAP and Regulation S-X of the Securities and Exchange Commission of the United States of America.

     The principal differences between Luxembourg GAAP and US GAAP are described below, together with an explanation, where appropriate, of the methods used in the determination of the necessary adjustments.

                                                         Year ended December 31,
                                                         -----------------------
                                                          2001    2000    1999
                                                         -----------------------
     Net income as reported under Luxembourg GAAP         43.3    72.8     77.5
     US GAAP adjustments:
        Pre-operating costs                                0.1    (0.1)     3.5
        Foreign currency translation                    (135.0)    8.7     11.8
        Differences in basis relating to purchase
          accounting                                       3.2   (53.6)       -
        Accounting for business combinations               0.1     1.7      8.1
        Prepaid expenses                                  (0.2)    1.0      0.2
        Impairment of tangible fixed assets              (31.5)   31.5        -
        Restructuring                                     (9.2)    6.6        -
        Management bonus program                             -    (3.8)     1.1
        Pension plan                                      (0.3)   (0.3)    (0.3)
        Change to consolidation                            0.1    (2.5)     0.9
        Gain on disvestitures of subsidiaries                -     7.1        -
        Deferred income tax effect of above                8.6    (6.8)    (0.6)
        Minority interest effect of above                 24.4     0.5     (7.3)
                                                         -----------------------
     Net (loss) income under US GAAP                     (96.4)   62.8     94.9
                                                         =======================

     Basic and diluted earnings per share under
       US GAAP (Note 27 (r)):
     Net loss per Class A common share                   (0.09)    N/A      N/A
     Net loss per Class B common share                   (1.70)    N/A      N/A
     Net income per common share                           N/A    0.08     0.12
                                                         =======================

          QUILMES INDUSTRIAL (QUINSA) SOCIETE ANONYME AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
              for the years ended December 31, 2001, 2000 and 1999
                      (In US$ million, except share data)


27.  Differences between Luxembourg GAAP and US GAAP (continued)

                                                             As of December 31,
                                                               2001      2000
                                                             -------------------
     Shareholders' equity as reported under Luxembourg GAAP   659.1     647.8
     US GAAP adjustments:
        Pre-operating costs                                     1.3       1.2
        Foreign currency translation                         (347.9)    (35.5)
        Differences in basis relating to purchase accounting  (58.7)    (55.4)
        Accounting for business combinations                  (20.0)    (20.1)
        Prepaid expenses                                       (0.5)     (0.2)
        Impairment of tangible fixed assets                       -      31.5
        Restructuring                                           7.5       9.2
        Pension plan                                            0.2       0.5
        Change to consolidation                                (1.2)     (1.4)
        Treasury stock                                        (18.8)     (7.8)
        Deferred income tax effect of above                     1.7      (8.4)
        Minority interest effect of above                      72.4      18.5
                                                             -------------------
     Shareholders' equity under US GAAP                       295.1     579.9
                                                             ===================

     Statement of changes in shareholders' equity under US GAAP:

                                                        Year ended
                                                       December 31,
                                                    -------------------
                                                      2001      2000
                                                    -------------------
     Shareholders' equity as of the beginning
     of the year................................     579.9     539.6

     Issuance of shares.........................         -      17.4
     Distribution of cash dividends.............     (32.0)    (31.6)
     Purchase of treasury stock.................     (11.0)     (5.5)
     Foreign currency translation...............    (145.4)     (2.8)
     Net (loss) income..........................     (96.4)     62.8
                                                    -------------------
     Shareholders' equity as of the end of the
     year.......................................     295.1     579.9
                                                    ===================

     Description of reconciling items:

     (a) Pre-operating costs

     Under Luxembourg GAAP, the Company has capitalized certain payroll, other administrative expenses and technical fees incurred in the construction of a plant as pre-operating costs. Under US GAAP, such costs would be expensed as incurred, except for the technical fees which would have to be capitalized as part of the cost of the related fixed asset.

     Under Luxembourg GAAP, such technical fees were amortized in five years. Under US GAAP, these fees are being depreciated under the straight-line method over periods ranging from 15 to 50 years. The foregoing gives rise to differences in the amount of amortization and depreciation charges recorded.

          QUILMES INDUSTRIAL (QUINSA) SOCIETE ANONYME AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
              for the years ended December 31, 2001, 2000 and 1999
                      (In US$ million, except share data)


27.  Differences between Luxembourg GAAP and US GAAP (continued)

     (b) Foreign currency translation


     As stated in Note 4(c), under Luxembourg GAAP, financial statements of foreign consolidated and unconsolidated subsidiaries are translated into U.S. dollars on the basis of their local currency financial statements. The method of translation involves (i) the translation of property, other long-lived assets, long-term liabilities and related profit and loss accounts at historical rates of exchange and (ii) the translation of monetary assets and liabilities at year-end exchange rates. Resulting translation adjustments are included in earnings in the current period.

     Under US GAAP, the financial statements of the Company's subsidiaries are translated in accordance with SFAS No.52 "Foreign Currency Translation". Financial statements of foreign operations where the local currency is the functional currency are translated using year-end exchange rates for assets and liabilities, and weighted average exchange rates during the year for the results of operations. Adjustments resulting from these translations are accumulated and reported as a component of accumulated other comprehensive
(loss) income in shareholders' equity.

     The 2001 adjustment derives primarily from the translation of the Argentine subsidiaries financial statements. As mentioned in Note 2, all working days between December 21, 2001 and the closing of the financial statements were declared exchange holidays by the Argentine Government. On January 11, 2002, when the exchange rate first opened, the exchange rate was Ps. 1.7 per US$ 1. See Note 2 for details. Under US GAAP, the Company applied EITF D-12, "Foreign Currency Translation - Selection of Exchange Rate When Trading Is Temporarily Suspended". Accordingly, that first subsequent exchange rate was used for purposes of translation.

     (c) Differences in basis relating to purchase accounting

     Under Luxembourg GAAP and US GAAP the Company applied the purchase method of accounting to all of the acquisitions of businesses. Accordingly, the fair market value of the assets acquired and liabilities assumed was estimated and the excess of the purchase price over the fair value was considered goodwill. The US GAAP adjustment for "Differences in basis relating to purchase accounting" reflects the application of certain US GAAP adjustments when estimating the fair value of such assets and liabilities. This adjustment gives rise to differences in amortization expense.

     The 2000 adjustment relates to the purchase accounting for the Baesa acquisition and is comprised of (i) the reversal of certain liabilities recognized under Luxembourg GAAP pertaining to restructuring charges of US$ 2.6 million (See Note 27 (g) for details) and their related deferred tax assets (US$ 0.8 million) and (ii) the reversal of the income tax benefit recognized under Luxembourg GAAP associated with the change in the valuation allowance of deferred tax assets originally recorded in the purchase price allocation of US$
53.8 million. These differences gave rise to a decrease in the amount of goodwill recorded under Luxembourg GAAP for US$ 55.6 million and therefore, lower amortization expense charges totaling US$ 0.2 million and US$ 2.8 million for the years ended December 31, 2001 and 2000, respectively.

     As stated in Note 3, during fiscal year 2001 the Company increased its ownership interest in certain subsidiaries. Therefore, goodwill recognized under Luxembourg GAAP was increased as a result of certain US GAAP adjustments totaling US$ 1.0 million. In addition, as stated in Note 27 (g), under US GAAP the Company reversed US$ 7.5 million of certain liabilities recognized under Luxembourg GAAP pertaining to restructuring charges recognized in the purchase price allocation of CBN acquisition (See Note 27 (g) for details). These adjustments gave rise to a decrease in amortization expense of US$ 0.4 million for fiscal year 2001.

          QUILMES INDUSTRIAL (QUINSA) SOCIETE ANONYME AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
              for the years ended December 31, 2001, 2000 and 1999
                      (In US$ million, except share data)


27.  Differences between Luxembourg GAAP and US GAAP (continued)

     (d) Accounting for business combinations

     Under Luxembourg GAAP, during 1992 the Company accounted for certain business combinations using the purchase method of accounting. As such, assets and liabilities assumed were recorded at their estimated fair market values.

     Under US GAAP, these business combinations would have to be considered a transaction between entities under common control and would have to be accounted for in a manner similar to a pooling of interests. As such, assets and liabilities would have to be recorded using their respective historical costs. Accordingly, the excess over the historical cost of the acquired net assets at the date of the combination would have been accounted for as a dividend. The foregoing gave rise to differences in depreciation expense charges.

     In addition, during 1999, the Company recognized an impairment charge related to the tangible fixed assets which had been stepped up as discussed above. Under US GAAP, such fixed assets had been recognized using the historical cost basis, and as a result, such charge would have to be reversed.

     (e) Prepaid expenses

     The Company has capitalized certain costs related to advertising and certain other marketing efforts. Under US GAAP, such costs would be expensed as incurred.

     (f) Asset impairment

     As discussed in Note 19, under Luxembourg GAAP, during fiscal year 2000 the Company recognized an impairment charge of US$ 47.7 million related to the closure of the Lavallol plant in Argentina. The Lavallol plant was disposed of in April 2001. The asset impairments reflected the reduction in the carrying value of the land and buildings to their estimated fair market value based on current selling prices for comparable real estate, less costs to sell, and the write-off of the net book value of machinery and equipment which could not be redeployed.

     Under US GAAP, the Company reversed the total amount of the impairment related to the Lavallol plant amounting to US$ 31.5 million because the criteria for recognizing impairment losses for assets held for disposal, as specified in Staff Accounting Bulletin No. 100 "Restructuring and Impairment Charges" and SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"), were not met at December 31, 2000. The impairment charge was recognized during fiscal year 2001 when the plant was disposed of. The remainder of the charge recorded under Luxembourg GAAP for fiscal year 2000 was also a charge to earnings under US GAAP as it met the requirements for recording an impairment under SFAS 121.

     (g) Restructuring

     As discussed in Note 19, under Luxembourg GAAP, during fiscal year 2000 the Company recognized restructuring charge of US$ 10.0 million related to severance, termination and relocation costs associated with the closure of the Lavallol plant and certain other termination costs incurred in several subsidiaries of the Company. Under US GAAP, the Company applied the guidance of Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity" ("EITF 94-3"). As such, during fiscal year 2000 the Company reversed US$ 6.6 million of restructuring charges recognized under Luxembourg GAAP as certain criteria specified by EITF 94-3 were not met. These restructuring charges were recognized in earnings during fiscal year 2001 when paid.

          QUILMES INDUSTRIAL (QUINSA) SOCIETE ANONYME AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
              for the years ended December 31, 2001, 2000 and 1999
                      (In US$ million, except share data)


27.  Differences between Luxembourg GAAP and US GAAP (continued)

     (g) Restructuring (continued)

     In addition, during fiscal year 2000 the Company recognized certain liabilities pertaining to restructuring charges totaling US$ 15.0 million and US$ 9.1 million as part of the purchase price allocation of Baesa and CBN acquisitions, respectively. Under US GAAP, the Company applied EITF 95-3 "Recognition of Liabilities in Connection with a Purchase Business Combination" ("EITF 95-3"). As such, during fiscal year 2000 and 2001 the Company reversed US$ 2.6 million and US$ 7.5 million of these restructuring charges against goodwill, respectively, as certain criteria specified by EITF 95-3 were not met. These restructuring charges are being recognized in earnings when paid (US$ 2.6 million for fiscal year 2001).

     (h) Management bonus program

     Under Luxembourg GAAP, the Company charged compensation expense under its management bonus program (the "Bonus Plan") to the statement of income in the period such costs were determined. Under US GAAP, when the payment of a compensation award is contingent upon the completion of future service, such costs are recognized over the period that such services are performed.

     During 2000, certain modifications were introduced to the Bonus Plan. Bonuses awarded are no longer related to future services. As such, no differences exists between Luxembourg GAAP and US GAAP in connection with the Bonus Plan. The 2000 net income adjustment represents the reversal of the balance of the prior periods related adjustments to US GAAP.

     (i) Pension plan

     The Company has given retroactive benefits to certain pension plan participants, and recognized the prior services costs in 1993 and 1994. Under US GAAP, such costs would be recognized as pension expenses over the remaining service years of the beneficiaries.

     (j) Change to consolidation

     As discussed in Note 3, during the year ended December 31, 2000, the Company acquired an additional 55.79% in CBN. With the increase in equity ownership of CBN to 70.34%, the Company has effective control, and therefore, the Company changed its accounting method from the cost to the consolidation method effective September 1, 2000. Because a controlling interest in CBN was acquired in September 2000, the results of operations of CBN have been included in the statements of income for the period beginning September 1, 2000. As of December 31, 1999, the investment in CBN was recorded at cost.

     Under US GAAP, the financial statements of prior periods would be retroactively adjusted as required by APB 18 to reflect the investment under the equity method of accounting. The equity (loss) income adjustment reflects the Company's 2.5% ownership for 1998 and its 14.55% ownership for 1999 and from January 1, 2000 through August 31, 2000. This adjustment gives rise to differences in amortization expense.

     (k) Gain on divestitures of subsidiaries

     As discussed in Note 3, under Luxembourg GAAP, the Company recorded during fiscal year 2000 an aggregate after-tax gain of US$ 27.8 million on the sale of two subsidiaries. However, under US GAAP such after-tax gains would have been increased to US$ 34.9 million. The application of US GAAP adjustments, primarily foreign currency translation adjustments, to the net assets and liabilities of such subsidiaries gives rise to differences in the amount of gain on sale of subsidiaries which would have to be recognized under US GAAP.

          QUILMES INDUSTRIAL (QUINSA) SOCIETE ANONYME AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
              for the years ended December 31, 2001, 2000 and 1999
                      (In US$ million, except share data)


27.  Differences between Luxembourg GAAP and US GAAP (continued)

     (l) Treasury stock

     Under Luxembourg GAAP, treasury stock is carried at cost and is classified as an asset in the consolidated balance sheet. Under US GAAP, treasury stock is presented as a separate component of shareholders' equity.

     (m) Deferred income tax

     The adjustment represents the effect on deferred income taxes of the foregoing reconciling items, as appropriate.

     (n) Minority interest

     The adjustment represents the effect on minority interest of the foregoing reconciling items.

     (o) Balance sheet presentation

     Certain significant differences exist between Luxembourg GAAP and US GAAP in connection with the presentation of balance sheet items. Generally, under Luxembourg GAAP, items with lower degree of liquidity are disclosed before items which have higher convertibility into cash. In addition, certain captioned items differ from balance sheets presented under US GAAP formats.

     (p) Statement of income classification differences

     Certain significant differences exist between Luxembourg GAAP and US GAAP in connection with the presentation of statement of income line items.

     As discussed in Note 19, under Luxembourg GAAP, certain asset impairment and restructuring charges were recognized as extraordinary items during fiscal year 2000. Under US GAAP, as required by APB 30, these charges did not qualify as extraordinary items. In addition, certain financial results and other income and expense items included in the Luxembourg GAAP financial statements of the Company, would be included in the determination of operating income for US GAAP purposes.

     (q) Comprehensive (loss) income

     On January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes guidelines for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Accumulated other comprehensive income (loss) is presented below, net of income tax expense/benefit:

                                                         Year ended December 31,
                                                         -----------------------
                                                          2001    2000    1999
                                                         -----------------------
     Net (loss) income under US GAAP.............        (96.4)   62.8    94.9
     Other comprehensive loss:
     Foreign currency translation................       (145.4)  (2.8)   (15.2)
                                                         -----------------------
     Comprehensive (loss) income.................       (241.8)   60.0    79.7
                                                         =======================

                                                         -----------------------
                                                             As of December 31,
                                                         -----------------------
                                                          2001    2000    1999
                                                         -----------------------
     Accumulated other comprehensive loss........       (207.6)  (62.2)  (59.4)
                                                         =======================

          QUILMES INDUSTRIAL (QUINSA) SOCIETE ANONYME AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
              for the years ended December 31, 2001, 2000 and 1999
                      (In US$ million, except share data)


27.  Differences between Luxembourg GAAP and US GAAP (continued)

     (r) Earnings per share

     Under US GAAP, the Company computes earnings per common share in accordance with SFAS No. 128 "Earnings Per Share" ("SFAS No.128"). Under the provisions of SFAS No.128, basic earnings per common share ("Basic EPS") is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding during the period. Income available to common stockholders is computed by deducting preferred stock dividends (if applicable for the period) from net income. Diluted earnings per common share ("Diluted EPS") is computed by dividing net income by the sum of the weighted-average number of common shares plus dilutive common shares for the period. The calculation of diluted net (loss) income per share excludes potential common shares if their effect is anti-dilutive. There were no dilutive common stock equivalents for all periods presented.

     As stated in Note 12(a), on June 8, 2001 the Company's shareholders approved a capital restructuring by which (i) the then outstanding number of ordinary shares (68,400,000) were split ten-for-one and renamed Class A common shares and (ii) the then outstanding number of preferred shares (39,750,089) were converted into ordinary shares at a rate 1 per 1 and renamed Class B common shares. As a result, Class B shares have dividends and liquidation rights equal to ten times the rights of Class A shares. Therefore, the Company is required to use the two-class method to report its earnings per share for the year ended December 31, 2001. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock according to dividends declared and participation rights in undistributed earnings.

     Outstanding shares during the periods were retroactively restated for the stock split mentioned above.

     The following tables set forth the computation of basic and diluted net
(loss) income per share for the periods indicated:

                                                        Year ended December 31,
                                                        ------------------------
                                                             2000      1999
                                                        ----------- ------------
     Numerator:
       Net (loss) income...............................        62.8        94.9
       Preferred stock dividends declared and paid.....       (11.3)       (9.8)
                                                        ----------- ------------
       Net income available to common shareholders.....        51.5        85.1
                                                        ----------- ------------
     Denominator:
       Weighted average shares outstanding............. 683,769,940 684,000,000
                                                        ----------- ------------
     Basic and diluted net income per common share.....        0.08        0.12
                                                        =========== ============

                                                               Year ended
                                                           December 31, 2001
                                                        ------------------------
                                                          Class A     Class B
                                                        ----------- ------------
     Numerator:
       Actual dividends declared.......................        20.3        11.7
       Allocated undistributed net loss................       (76.9)      (51.5)
                                                        ----------- ------------
       Net loss........................................       (56.6)      (39.8)

     Denominator:
       Weighted average shares outstanding............. 661,973,336  23,457,253
                                                        ----------- ------------
     Basic and diluted net loss per common share.......       (0.09)      (1.70)
                                                       ============ ============

          QUILMES INDUSTRIAL (QUINSA) SOCIETE ANONYME AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
              for the years ended December 31, 2001, 2000 and 1999
                      (In US$ million, except share data)


27.  Differences between Luxembourg GAAP and US GAAP (continued)

     (s) Statements of cash flows

     The Company has elected to present the statements of cash flows in the primary financial statements using the guidance set forth in SFAS No. 95 "Statement of Cash Flows" but using Luxembourg GAAP numbers. As further described in Note 4.(b), the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As a result, no differences exist between cash flows from operating, investing and financing activities reported in the primary financial statements and cash flows from operating, investing and financing activities that would be reported in a statement of cash flows prepared using US GAAP numbers.

     Under US GAAP, however, the total amounts of cash and cash equivalents at the beginning and end of the years shown in the statements of cash flows are required to be the same amounts as similarly titled line items shown in the balance sheets, as of those dates.

     The following table reconciles the balances included as cash and banks in the balance sheets to the total amounts of cash and cash equivalents at the beginning and end of the years shown in the statements of cash flows:

                                                        As of December 31,
                                                    -------------------------
                                                     2001      2000     1999
                                                    ------    ------   ------
     Cash and banks ............................      37.2      35.6     32.6
     Cash equivalents:
     Time deposits and money-market funds.......      69.0      14.2     56.1
                                                    ------    ------   ------
     Total cash and cash equivalents............     106.2      49.8     88.7
                                                    ======    ======   ======

          QUILMES INDUSTRIAL (QUINSA) SOCIETE ANONYME AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
              for the years ended December 31, 2001, 2000 and 1999
                      (In US$ million, except share data)


27.  Differences between Luxembourg GAAP and US GAAP (continued)

     (s) Statements of cash flows (continued)

     Under US GAAP, as required by SFAS 95, supplemental cash flow information should be disclosed as presented below:

                                                                                     Year ended December 31,
                                                                                     -----------------------
                                                                                      2001    2000    1999
                                                                                     ------  ------  -------
     Cash paid during the year for:
     Interest...................................................................       16.8    32.6    10.1
     Income tax.................................................................       23.6    54.2    63.1

     Non-cash activities:
     Issuance of preferred shares in exchange for minority interest.............          -    17.4       -
     Acquisition of unconsolidated companies through issuance of debt...........          -       -       -
     Acquisition of subsidiaries through issuance of debt.......................          -    18.0       -
     Sale of subsidiaries through an increase in other current assets...........        1.0     0.4       -
     Increase in tangible fixed assets through an increase in accounts payable..          -     5.0       -
     Dividends declared but not paid............................................          -       -       -

     Acquisition of unconsolidated companies:
     Equity/Cost................................................................          -    (5.7)   15.6
     Goodwill...................................................................          -    10.1     1.7
                                                                                     ------  ------  ------
     Purchase price.............................................................          -     4.4    17.3
     Seller financing...........................................................          -       -       -
                                                                                     ------  ------  ------
                                                                                          -     4.4    17.3
                                                                                     ======  ======  ======

     Acquisition of minority interests:
     Minority interests.........................................................       14.6    (8.8)    5.1
     Goodwill...................................................................        8.0    83.8       -
                                                                                     ------  ------  ------
     Purchase price.............................................................       22.6    75.0     5.1
     Acquisition through issuance of preferred shares...........................          -   (17.4)      -
                                                                                     ------  ------  ------
                                                                                       22.6    57.6     5.1
                                                                                     ======  ======  ======

          QUILMES INDUSTRIAL (QUINSA) SOCIETE ANONYME AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
              for the years ended December 31, 2001, 2000 and 1999
                      (In US$ million, except share data)


27.  Differences between Luxembourg GAAP and US GAAP (continued)

     (s) Statements of cash flows (continued)

                                                                                     Year ended December 31,
                                                                                     -----------------------
                                                                                      2001    2000    1999
                                                                                     ------  ------  -------
     Acquisition of subsidiaries:
     Industrial land and buildings..............................................          -    40.7     42.5
     Machinery, plant and equipment.............................................          -    53.5    103.5
     Bottles and crates.........................................................          -     6.1      5.0
     Other fixed assets.........................................................          -     0.9      2.4
     Financial assets...........................................................          -    10.5        -
     Inventories................................................................          -    13.9     11.7
     Trade receivables..........................................................          -     9.8     29.6
     Other current assets.......................................................          -     4.1      5.3
     Prepaid expenses...........................................................          -     1.5        -
     Restricted cash and short-term investments.................................          -       -     42.9
                                                                                     ------  ------  -------
     Total non-cash assets acquired.............................................          -   141.0    242.9
     Provisions.................................................................          -    65.9     21.8
     Long-term loans and other liabilities......................................          -    16.1      3.3
     Current loans and short-term portion of long-term debt.....................          -    18.8     94.8
     Accounts payable and accrued expenses......................................          -    26.7     58.9
     Taxes payable and other current liabilities................................          -    18.2     18.9
                                                                                     ------  ------  -------
     Total non-cash liabilities assumed.........................................          -   145.7    197.7
                                                                                     ------  ------  -------
     Net non-cash (liabilities) assets (assumed) acquired.......................          -    (4.7)    45.2
     Cash and cash equivalents..................................................          -     4.3      2.6
                                                                                     ------  ------  -------
     Net (liabilities) assets (assumed) acquired................................          -    (0.4)    47.8
     Minority interest..........................................................          -   (19.7)       -
     Equity interest............................................................          -   (28.8)       -
     Goodwill...................................................................          -   154.8     82.5
                                                                                     ------  ------  -------
     Purchase price.............................................................          -   105.9    130.3
     Cash and cash equivalents acquired.........................................          -    (4.3)    (2.6)
     Seller financing...........................................................          -   (18.0)       -
                                                                                     ------  ------  -------
                                                                                          -    83.6    127.7
     Baesa's purchase price adjustment..........................................          -    (7.0)       -
                                                                                     ------  ------  -------
                                                                                          -    76.6    127.7
                                                                                     ======  ======  =======

          QUILMES INDUSTRIAL (QUINSA) SOCIETE ANONYME AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
              for the years ended December 31, 2001, 2000 and 1999
                      (In US$ million, except share data)


27.  Differences between Luxembourg GAAP and US GAAP (continued)

     (s) Statements of cash flows (continued)

                                                                                     Year ended December 31,
                                                                                     -----------------------
                                                                                      2001    2000    1999
                                                                                     ------  ------  -------
     Sale/Spin off of subsidiaries:
     Intangible assets..........................................................          -     0.6        -
     Industrial land and buildings..............................................        0.6     8.4        -
     Machinery, plant and equipment.............................................        0.9    32.6      6.8
     Bottles and crates.........................................................          -     5.7     14.1
     Financial assets...........................................................          -     1.3        -
     Inventories................................................................          -    13.2      3.3
     Trade receivables..........................................................          -     5.8        -
     Other current assets.......................................................        0.3     2.2      0.6
     Prepaid expenses...........................................................          -     1.7      0.2
                                                                                     ------  ------  -------
     Total non-cash assets sold.................................................        1.8    71.5     25.0
     Provisions.................................................................        0.1     0.1      0.1
     Long-term loans and other liabilities......................................          -       -      0.3
     Current loans and short-term portion of long-term debt.....................          -     9.7        -
     Accounts payable and accrued expenses......................................          -     5.1      0.1
     Taxes payable and other current liabilities................................          -     3.4      0.2
                                                                                     ------  ------  -------
     Total non-cash liabilities sold............................................          -    18.3      0.7
                                                                                     ------  ------  -------
     Net non-cash assets sold...................................................        1.7    53.2     24.3
     Cash and cash equivalents..................................................          -     9.3        -
                                                                                     ------  ------  -------
     Net assets sold............................................................        1.7    62.5     24.3
     Minority interest..........................................................          -   (26.2)    (0.2)
     Equity interest............................................................          -       -    (19.5)
     Gain from the sale.........................................................       (0.2)   27.8      9.4
                                                                                     ------  ------  -------
     Sell price.................................................................        1.5    64.1     14.0
     Cash and cash equivalents sold.............................................          -   (9.3)        -
     Seller financing...........................................................       (1.0)  (0.4)        -
                                                                                     ------  ------  -------
                                                                                        0.5   54.4      14.0
                                                                                     ======  =====   =======

                                 EXHIBIT INDEX


                                                                  Sequentially
                                                                     Numbered
Exhibit No.                       Description                          Page
-------------  -------------------------------------------------  -------------
    1.1        Articles of Incorporation of Quinsa, as amended
               (equivalent of both charter and by-laws).

    1.2 Deposit Agreement dated February 28, 2002 among Quinsa, The Bank of New York and the holders from time to time of American Depositary Receipts issued thereunder (incorporated by reference to the registration statement on Form F-6 filed on February 20, 2002; File No. 333-83226).

    4.1 Share Exchange Agreement dated May 1, 2002 among Companhia de Bebidas das Americas - AMBEV and Quinsa (incorporated by reference to Exhibit 2.1 of the Schedule 13D filed on May 13, 2002).

    8.1        List of Subsidiaries.

   10.1 Technical Assistance Agreement between Heineken and Quinsa (incorporated by reference to the Pre-Effective Amendment No. 2 to the registration statement on Form F-1 filed on March 25, 1996; File No. 333-2032).

   10.2        Consent of A.C. Nielsen Argentina S.A.

   10.3        Consent of ACNielsen Chile.

   10.4        Consent of CCR/IRI.