Form 20-F/A
period 2001-12-31
QUILMES INDUSTRIAL QUINSA SOCIETE ANONYME
filed 2002-07-02
CIK 1010246

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

     If the transactions contemplated by our alliance with AmBev (see "Item 4. History and Development--Recent Events--Relationship with AmBev" below) are completed, we will also be subject to the economic and political environment in Brazil. The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes drastic changes in policy. Its actions to control inflation and effect other policies have often involved wage and price controls, currency devaluations, capital controls and limits on imports, among other things. Any positive results from our alliance with AmBev could be adversely affected by changes in policy involving tariffs, exchange controls, limits on imports and by adverse changes in Brazil's economy, among other matters. Furthermore, Brazil has historically experienced extremely high rates of inflation and frequent devaluations. Brazil experienced 20.1% inflation in 1999 as a result of the devaluation of its currency, the real, in January 1999 by 48% against the U.S. dollar. The real devaluated 9% in 2000, and 18.7% in 2001. In 2001, inflation decreased to 10.4%. There can be no guarantee that the exchange rate between the real and the U.S. dollar will stabilize at current levels or that the real will appreciate against the U.S. dollar. Actions to adjust the value of the real may also trigger increases in inflation. On December 31, 2001, the exchange rate was Real 2.31 to US$1.00. As of June 30, the exchange rate between the real and the US dollar was Real 2.83 to US$1.00.

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

ITEM 19.   EXHIBITS

    Exhibits:

      1.1 Articles of Incorporation of Quinsa, as amended (equivalent of both charter and by-laws).*

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

      8.1      List of Subsidiaries.*

     10.1 Technical Assistance Agreement between Heineken and Quinsa (incorporated by reference to the Pre-Effective Amendment No. 2 to the registration statement on Form F-1 filed on March 25, 1996; File No. 333-2032).

     10.2      Consent of A.C. Nielsen Argentina S.A.*

     10.3      Consent of ACNielsen Chile.*

     10.4      Consent of CCR/IRI.*


---------
*  Previously filed.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing this amendment to its annual report on Form 20-F and has duly caused this amendment to its annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        QUILMES INDUSTRIAL (QUINSA) S.A.


                                        By: /s/ Carlos Olivieri
                                            --------------------------------
                                            Name:  Carlos Olivieri
                                            Title: Chief Financial Officer


Date: July 2, 2002

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
                                                                                     ======  =====   =======

                                 EXHIBIT INDEX


                                                                  Sequentially
                                                                     Numbered
Exhibit No.                       Description                          Page
-------------  -------------------------------------------------  -------------
    1.1        Articles of Incorporation of Quinsa, as amended
               (equivalent of both charter and by-laws).*

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

    8.1        List of Subsidiaries.*

   10.1 Technical Assistance Agreement between Heineken and Quinsa (incorporated by reference to the Pre-Effective Amendment No. 2 to the registration statement on Form F-1 filed on March 25, 1996; File No. 333-2032).

   10.2        Consent of A.C. Nielsen Argentina S.A.*

   10.3        Consent of ACNielsen Chile.*

   10.4        Consent of CCR/IRI.*


---------
*  Previously filed.