Form 20-F
period 2002-12-31
QUILMES INDUSTRIAL QUINSA SOCIETE ANONYME
filed 2003-06-27
CIK 1010246

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 r

OR
☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2002
OR
☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from     to

Commission file number: 1-14278

QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME

(Exact name of Registrant as specified in its charter)

Grand-Duchy of Luxembourg
(Jurisdiction of incorporation or organization)

84, Grand Rue
L-1660 Luxembourg
Grand-Duchy of Luxembourg
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class American Depositary Shares, representing Class B shares	Name of each exchange on which registered New York Stock Exchange, Luxembourg Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class A shares, without par value	647,618,840
Class B shares, without par value	43,388,205

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes    X                      No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17    X                      Item 18

FINANCIAL INFORMATION

Impact of Argentine Crisis on Presentation of Financial Information

     Recent changes to Argentine law have had a significant impact on our operations. These changes in Argentine law and their impact on our operations are expected to render any comparison of financial statements of ours for periods ended after December 31, 2001 with those for periods ended on or prior to December 31, 2001 meaningless as our historical financial statements are not indicative of our current financial position or anticipated results of operations or business prospects, all of which have been materially and adversely affected since December 31, 2001.

General

     This annual report contains our audited consolidated financial statements as of December 31, 2002 and 2001 and for the three years in the periods ended December 31, 2002, 2001 and 2000, all of which have been audited by PricewaterhouseCoopers, independent accountants.

     We prepare our consolidated financial statements in U.S. dollars and in conformity with generally accepted accounting principles used in Luxembourg (“Luxembourg GAAP”), which differs in certain significant respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by U.S. GAAP. See Note 27 to our Consolidated Financial Statements as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000 contained elsewhere in this annual report (such statements, together with the notes thereto, are referred to herein as the “Consolidated Financial Statements”) for a description of the principal differences between Luxembourg GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income (loss) and shareholders’ equity. This reconciliation does not include disclosure of all information that would be required by U.S. GAAP and Regulation S-X of the Securities and Exchange Act of 1934 (the “Exchange Act”).

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

FORWARD-LOOKING STATEMENTS

     This annual report contains statements that are or may constitute forward-looking statements. These statements appear throughout this annual report and include statements regarding our intent, belief or current expectations, including but not limited to any statements concerning:

•	our corporate strategy;

•	our expectations regarding our future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure

•	our development of new products;

•	the demand for beer, soft drinks and water;

•	the supply and availability of barley and malt;

•	the results expected from our strategic relationship with Companhia de Bebidas das Américas (“AmBev”);

•	our future performance in light of the termination of the Shareholders’ Agreement between Quilmes Industrial (Quinsa) Societé Anonyme and Heineken;

•	trends affecting our financial condition or results of operations;

•	our dividend policy;

•	the future impact of competition and regulation;

•	political and economic conditions in the countries in which we or our affiliates operate or may operate in the future;

•	negotiations with our bank creditors concerning the rescheduling of our loans and compliance with our financial covenants;

•	any statements preceded by, followed by or that include the words “believes”, “expects”, “predicts”, “anticipates”, “intends”, “estimates”, “should”, “may” or similar expressions; and

•	other statements contained or incorporated by reference in this annual report regarding matters that are not historical facts.

     Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to:

•	uncertainties relating to political and economic conditions in Argentina and the other emerging market countries of Latin America where we conduct our business;

•	inflation and exchange rate risks;

•	restrictions on the ability to exchange pesos into foreign currencies;

•	the devaluation of the peso and other local currencies of the countries where we conduct our business;

•	the adoption of a restrictive currency transfer policy in the countries where we conduct our business;

•	the nature and extent of future competition in our principal markets;

•	the factors discussed below under “Risk Factors” beginning on page 7.

     Due to extensive and rapid changes in laws as well as economic and business conditions in Argentina, it is difficult to predict the impact of such changes on our financial condition. Other relevant factors may include, but are not limited to:

•	the recession in Argentina; and

•	inflationary pressure and reduction in consumer spending.

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

TERMS AND CONVENTIONS

     As used throughout this annual report, the terms “Quinsa”, the “Company”, “we”, “us” and “our” refer to Quilmes Industrial (Quinsa), Société Anonyme, together with our consolidated subsidiaries, except where we make clear that such terms refer only to the parent company.

     Throughout this annual report, we refer to many of our subsidiaries, past and present, by their initials as follows:

     “Baesa” stands for Buenos Aires Embotelladora S.A.,

     “CBN” stands for Cervecería Boliviana Nacional La Paz,

     “CBNSC” stands for Cervecería Boliviana Nacional Santa Cruz,

     “CMQ” stands for Cervecería y Maltería Quilmes S.A.I.C.A y G.,

     “CT” stands for Cervecería Tarija,

     “CTq” stands for Cervecería Taquiña,

     “Cympay” stands for Cervecería y Maltería Paysandu S.A.,

     “Edisa” stands for Embotelladoras del Interior S.A.,

     “Enalbo” stands for Envases de Aluminio Boliviano S.R.L.,

     “EUSA” stands for Embotelladora del Uruguay S.A.,

     “FNC” stands for Fábricas Nacionales de Cerveza S.A.,

     “FPV” stands for Fábrica Paraguaya de Vidrios S.A.,

     “Incesa” stands for Inversiones Ceverceras Sociedad Anónima,

     “Malsaf” stands for Maltería Safac S.A.,

     “Mosa” stands for Maltería Oriental S.A.,

     “Paresa” stands for Paraguay Refrescos S.A.,

     “QIB” stands for Quilmes International (Bermuda) Ltd.

     Throughout this document, references to “US$”, “$” and “dollar” are to United States dollars and references to “P$” or “peso” are to Argentine pesos.

     Also, unless we indicate otherwise, reference to fiscal years are to our fiscal years ending on December 31 of the same calendar year. For example, “fiscal 2002” refers to our fiscal year ended December 31, 2002.

MARKET SHARE INFORMATION

     Market share information with respect to beer and soft drinks consumed in Argentina is based on data supplied by A.C. Nielsen Argentina S.A. (“Nielsen Argentina”). Market share information presented with respect to beer consumed in Paraguay is based on data supplied by CCR/IRI. Market share information presented with respect to beer consumed in Chile and Bolivia is based on data supplied by Nielsen Chile S.A. (“Nielsen Chile”) and CCR, respectively. Market share information presented with respect to soft drinks consumed in Uruguay is based on data supplied by A.C. Nielsen (“A.C. Nielsen”). All other information relating to market share in the various markets we operate in is based on our estimates. Certain market data which appear herein (including percentage amounts) may not sum due to rounding.

PART I

ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not applicable.

ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable.

ITEM 3.      KEY INFORMATION

SELECTED FINANCIAL DATA

     The following selected consolidated financial data have been derived from the Consolidated Financial Statements as of the dates and for each of the periods indicated below. This information should be read in conjunction with and is qualified in its entirety by reference to the Consolidated Financial Statements, the notes thereto and the discussion in “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected consolidated statement of income data for the years ended December 31, 2001 and 2002 and the selected consolidated balance sheet data as of December 31, 2001 and 2002, have been derived from our audited Consolidated Financial Statements, which have been audited by PricewaterhouseCoopers, independent accountants, and are included elsewhere in this annual report. In their report dated March 3, 2003, our auditors have noted that our Consolidated Financial Statements do not include any effects or reclassifications that might result from the outcome of the negotiations we are currently carrying out with our creditors, as a result of the non-compliance with restrictive covenants contained in certain of our financial debt agreements and the right of the creditors to require we prepay the outstanding balance. We prepare our Consolidated Financial Statements in U.S. dollars and in conformity with Luxembourg GAAP, which differs in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in the Consolidated Financial Statements, as well as additional disclosures required by U.S. GAAP. See Note 27 to our Consolidated Financial Statements contained elsewhere in this annual report for a description of the principal differences between Luxembourg GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of our net income/(loss) reported under Luxembourg GAAP for the years ended December 31, 2002, 2001 and 2000, and our shareholders’ equity reported under Luxembourg GAAP as of December 31, 2002 and 2001.

     The reconciliation does not include disclosure of all information that would be required by U.S. GAAP and Regulation S-X of the Exchange Act. The selected consolidated statement of income data for the years ended December 31, 1999 and 1998 and the selected consolidated balance sheet data as of December 31, 1998, 1999 and 2000 are derived from our audited consolidated financial statements that are not included herein.

	1998	1999	2000	2001	2002

	(in US$ millions except for per share information and Other Data)
Income Statement Data:
Luxembourg GAAP:
Gross sales	$854.8	$819.9	$991.9	$973.0	$488.2
Taxes	(26.4)	(29.4)	(36.8)	(34.3)	(19.6)

Net sales	828.4	790.5	955.1	938.7	468.6
Cost of goods sold	(380.0)	(358.4)	(495.7)	(490.4)	(308.5)

Gross profit	448.4	432.1	459.4	448.3	160.1
Selling and marketing expenses	(201.9)	(188.6)	(236.3)	(235.0)	(120.5)
Administrative and general expenses	(80.9)	(83.1)	(90.8)	(76.7)	(43.2)

Operating income (loss)	165.6	160.4	132.3	136.6	(3.6)
Interest income	10.3	7.6	9.5	6.5	8.4
Other income	4.5	14.6	37.0	20.4	4.4
Foreign exchange results and translation adjustments	(4.3)	(4.0)	(1.7)	(12.6)	(22.9)
Interest expense	(11.2)	(10.1)	(36.8)	(32.4)	(32.8)

	1998	1999	2000	2001	2002

	(in US$ millions except for per share information and Other Data)
Other expenses	(21.1)	(24.3)	(25.4)	(63.3)	(155.9)

Income (loss) before income taxes, minority interest and extraordinary items	143.8	144.2	114.9	55.2	(202.4)
Income taxes	(26.6)	(45.9)	(27.3)	6.1	47.6
Minority interest(1)	(22.7)	(20.8)	(16.6)	(18.0)	18.9

Net income (loss) before extraordinary items	$94.5	$77.5	$71.0	$43.3	$(135.9)
Extraordinary items, net of income tax	—	—	(51.7)	—	—
Income taxes	—	—	51.3	—	—
Minority interest	—	—	2.2	—	—
Net income (loss)	$94.5	$77.5	$72.8	43.3	(135.9)

Net income (loss) per Share(2)	$0.89	$0.73	$0.68	$0.40	(1.26)
Net income (loss) per ADS(2)	1.78	1.46	1.36	0.80	(2.51)
Dividends per Share (2)(3)	0.25	0.30	0.30	—	—
Dividends per ADS(2)(3)	0.50	0.60	0.60	—	—
U.S. GAAP(4):
Operating income (loss)	$155.2	$154.3	$84.5	$64.6	$(35.2)

Net income (loss)	$100.6	$94.9	$62.8	$(96.4)	$(121.5)

Basic and diluted net income per share (5)	$0.14	$0.12	$0.08	N/A	N/A
Basic and diluted net loss per ADS(5)	N/A	N/A	N/A	$(3.39)	$(2.38)
Basic and diluted net loss per Class A common share (“Class A share”)(5)	N/A	N/A	N/A	(0.09)	(0.11)
Basic and diluted net loss per Class B common share(“Class B share”) (5)	N/A	N/A	N/A	(1.70)	(1.19)
Balance Sheet Data:
Luxembourg GAAP:
Cash and banks and short-term investments	$122.2	$131.6	$49.8	$116.4	$162.6
Total current assets	346.2	415.0	350.0	348.6	299.3
Tangible fixed assets(6)	637.1	772.8	702.9	660.5	572.8
Total assets	1,060.8	1,378.9	1,510.7	1,451.7	1,241.4
Short-term loans(7)	96.8	305.3	252.3	211.4	273.9
Long-term loans(7)	37.0	11.8	81.3	157.4	100.7
Total liabilities	342.2	607.3	681.8	604.7	564.5
Minority interest	179.6	182.4	181.1	187.9	153.7
Share capital	33.0	33.0	33.5	33.5	33.5
Shareholders’ equity	539.0	589.2	647.8	659.1	523.2
U.S. GAAP:
Total assets	983.6	1,304.2	1,423.5	1,007.8	813.1
Shareholders’ equity	486.7	539.6	579.9	295.1	175.1
Other Data:
Total brewing capacity (hectoliters in thousands)	19,300	18,300	21,195	19,675	19,640
Total beer volume sold (hectoliters in thousands)	11,832	11,712	11,540	12,226	11,429
Total soft drink capacity (hectoliters in thousands)	3,519	13,172	11,709	11,046	10,746
Total soft drink and water volume sold (hectoliters in thousands)(8)	2,521	2,661	6,775	6,856	5,708
Number of employees	5,000	7,300	7,200	6,134	6,085
Number of non-voting preferred shares (in millions)	38.2	38.2	39.8	N/A	N/A

	1998	1999	2000	2001	2002

	(in US$ millions except for per share information and Other Data)
Number of voting ordinary shares (in millions)	68.4	68.4	68.4	N/A	N/A
Number of Class A shares (in millions)	N/A	N/A	N/A	647.6	647.6
Number of Class B shares (in millions)	N/A	N/A	N/A	43.4	43.4

(1)	Because the percentage of our indirect ownership varies among our various consolidated subsidiaries, the calculation of the minority interest in consolidated net income (loss) during any period is a function of the 15% ownership by Heineken of QIB, our principal subsidiary. Heineken sold this interest to AmBev and BAC in January 2003. It is also a function, to a lesser extent, of the income of each of the operating subsidiaries and the percentage of each such subsidiary’s capital stock owned by minority shareholders during such period. QIB’s holdings in its operating subsidiaries range from 99.72% to 100% for the most significant Argentine subsidiary and Chilean subsidiary, to as low as 57.97% in Colosas S.A., a Paraguayan subsidiary.

(2)	Net income per share and dividends per share under Luxembourg GAAP have been computed based on the weighted average number of total shares outstanding for the periods presented. No consideration was given to the stock split that occurred in June 2001 since it had no effect on the calculation. Therefore, weighted average number of total shares outstanding used for calculation purposes amounts to 106,568,750 shares for the years ended December 31, 1998 and 1999; 106,964,085 shares for the year ended December 31, 2000; and 108,150,089 shares for the years ended December 31, 2001 and 2002. Net income per share for 2002 represents the amount of dividends related to either one Class B share or ten Class A shares. Net income and dividends per ADS have been restated to give retroactive effect to the change in ratio of Class B shares (after approval of the recapitalization plan each ADS represents two Class B shares).

(3)	As in 2002, our Board of Directors recommended that we not pay dividends in 2003. This proposal will be voted on by our shareholders at our annual general meeting on June 27, 2003.

(4)	Certain significant differences exist between Luxembourg GAAP and U.S. GAAP in connection with the presentation of statement of income line items. Under Luxembourg GAAP, certain asset impairment and restructuring charges were recognized as extraordinary items in 2000. Under U.S. GAAP, as required by APB 30, these charges did not qualify as extraordinary items. In addition, certain financial results and other income and expense items included in our Luxembourg GAAP financial statements, would be included in the determination of operating income (loss) for U.S. GAAP purposes.

(5)	Under US GAAP, we have presented basic and diluted earnings per share in conformity with SFAS No. 128 “Earnings per Share” and SEC Staff Accounting Bulletin No. 98 (“SAB No. 98”) for all periods. In June 2001, our shareholders approved a capital restructuring by which (i) the then outstanding number of ordinary shares (68,400,000) were split ten-for-one and renamed Class A shares and (ii) the then outstanding number of preferred shares (39,750,089) were converted into ordinary shares on a 1 for 1 basis and renamed Class B shares. As a result, Class B shares have dividends and liquidation rights equal to ten times the rights of Class A shares. Therefore, we are required to use the two-class method to report earnings per share for the years ended December 31, 2001 and 2002. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock according to dividends declared and participation rights in undistributed earnings. Outstanding shares during the prior periods were retroactively restated for the stock split mentioned above. See Note 27 (t) to our Consolidated Financial Statements for details regarding the calculation. Each ADS represents two Class B shares.

(6)	Includes industrial land and buildings, machinery, plant and equipment, and bottles and crates.

(7)	Short-term loans represent our current loans and short-term portion of long-term debt. Long-term loans include the non-current portion of long-term debt due to banks and notes payable. See Notes 14 and 15 to our Consolidated Financial Statements for details. Under Luxembourg GAAP, we have classified the long-term portion of our financial debts as non-current liabilities in accordance with their original terms. The Company has been unable to comply with certain financial covenants related to US$ 59.3 million of its long-term loans. Under US GAAP, such debts would have been classified as current liabilities since our creditors could require the accelerated repayment of the outstanding balance. See Note 27 to our Consolidated Financial Statements for details.

(8)	In 1999, only six months of water sales of Eco de los Andes S.A. (“Eco de los Andes”) in Argentina have been consolidated, due to our strategic association with Perrier Vittel S.A. (“Perrier Vittel”) in July 1999. See “Item 4. Information on the Company # Business Overview.” Due to our acquisition of Baesa in December 1999, Glaciar and other water brands were included in our portfolio. Water volume sold represented 12.4% and 6.0% in 2000 and 2001, respectively. This decrease was principally due to the transfer of Baesa’s Glaciar and other water businesses in March 2001 to Eco de los Andes.

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

     Since the fourth quarter of 1998, the Argentine economy has been in a recession, and during the second half of 2001, Argentina’s recession worsened significantly, precipitating the political and economic crisis described in greater detail below. As a result, Argentina’s gross domestic product decreased by 0.8% in 2000, an estimated 4.4% in 2001, and an estimated 10.9% in 2002, according to the National Institute of Statistics and Census (“INDEC”). The unemployment rate increased from 15.4% in May 2000, to 16.4% in May 2001 and 18.3% in October 2001. The unemployment rate was 17.8% in October 2002 as published by INDEC.

     During the second half of 2001, economic uncertainty increased, and speculation about the eventual default by the Argentine government and abandonment of the Convertibility regime generated massive capital flight, resulting in a severe liquidity crisis in the banking sector. On December 3, 2001, the Argentine government effectively froze bank deposits and introduced exchange controls restricting capital outflows. The measures were designed to preserve the banking sector from collapse because under the Convertibility Law, the Central Bank’s ability to issue pesos in order to provide liquidity was restricted. Although the deposit freeze was announced as a temporary measure, it was perceived as a further paralysis of the economy and it worsened the political, social and economic crises. On December 19, 2001, President de la Rúa and his entire cabinet resigned; their resignations were accepted on December 20, 2001. After a series of interim presidents, on January 1, 2002, Mr. Eduardo Duhalde was elected to complete Mr. de la Rúa’s term through the end of 2003.

     After his appointment on January 1, 2002, President Duhalde and the Argentine government undertook a number of far-reaching initiatives, including:

•	suspending payments of principal and interest on Argentina’s sovereign debt;

•	converting U.S. dollar-denominated debts governed by Argentine law into peso-denominated debts at a one-to-one exchange rate;

•	converting U.S. dollar-denominated bank deposits into peso-denominated bank deposits at an exchange rate of P$1.4 per US$1.00;

•	restructuring bank deposits and continuing restrictions imposed on bank withdrawals and transfers of funds abroad;

•	amending the Argentine Central Bank’s charter to allow it to print currency in excess of the amount of the foreign reserves it holds, make short-term advances to the federal government and provide financial assistance to financial institutions with liquidity constraints or solvency problems; and

•	requiring the obligatory sale by all banks of all their foreign currency held in Argentina to the Argentine Central Bank at an exchange rate of P$1.4 per US$1.00 (this initiative is currently suspended).

     It is impossible to predict how the Argentine government will ultimately address the continuing economic crisis. To date, the Argentine government has promulgated numerous far-reaching and not always consistent laws and regulations affecting the economy. In addition, the rapid and radical nature of the recent changes in the Argentine social, political, economic and legal (including tax) environment, and the absence of a clear political consensus or any particular set of economic policies, have created great uncertainty. As a result, virtually all commercial and financial activities in Argentina were paralyzed in 2002, further aggravating the economic recession that precipitated the current crisis. In addition, unemployment and underemployment continue to create serious social problems in Argentina. In order to moderate the social instability arising from the labor situation, the Duhalde administration included in its 2002 budget, social aid programs aimed at improving health and food provision, employment generation and a subsidy for the unemployed. Nevertheless, such programs have yet to mitigate the current social unrest and unemployment rates have not decreased substantially. These conditions have had a material adverse effect on our financial condition and results of operations as they have resulted in reduced consumer spending which has negatively impacted consumer purchases of our products, thereby causing a reduction in our net sales. There can be no guarantee that such conditions will not continue in the future.

     President Duhalde called for elections pursuant to which his term expired on May 25, 2003. Elections for a new president held on April 27, 2003 led to the election of Nestor Kirchner, a provincial governor, and it remains unclear how that outcome will affect the composition of the Argentine government, the laws it promulgates and the economy.

Argentina’s insolvency and default on its public debt has aggravated the current financial crisis.

     As a result of its growing fiscal deficit, in December 2000, Argentina obtained a conditional US$39.7 billion assistance package from the International Monetary Fund (“IMF”), other multilateral institutions, foreign governments, local banks and institutional investors. The IMF conditioned the availability of a significant portion of the package on the ability of the Argentine government to reduce its fiscal deficit and implement a sustainable economic program. Argentina failed to meet the IMF’s conditions in March 2001 and failed to comply with a new fiscal deficit target for the fourth quarter of 2001. Such failure triggered the suspension, on December 5, 2001, of further IMF disbursements.

     On December 23, 2001, interim President Rodríguez Saá declared the suspension of payments on most of Argentina’s sovereign debt, which totaled approximately US$140.5 billion as of December 31, 2001. President Duhalde ratified this measure on January 2, 2002. Subsequently, in April 2002, pursuant to the Ministry of Economy Resolution 73/2002, the Argentine government declared the suspension of payments on all of Argentina ´s sovereign debt, with very limited exceptions, until December 31, 2002; such terms were extended until the end of fiscal year 2003 by the Ministry of Economy Resolution 158/2003 dated March 13, 2003.

     The IMF approved a US$6.6 billion debt rollover for Argentina on January 24, 2003, and agreed to provide a short-term credit line of US$2.9 billion to Argentina to repay debts to multilateral organizations through August 2003 that could not be postponed. An initial disbursement of US$1.0 billion was made on January 28, 2003. The IMF also agreed to extend for one year another US$3.7 billion of payments to the IMF. The agreement clears the way for the multilateral development banks to resume their support of social programs following Argentina’s recent payment of outstanding obligations to them. However, Argentina’s ability in the short term to stimulate economic growth, ameliorate social unrest and repay its debt is likely to depend on external financial assistance. To date, the IMF and other multilateral and official-sector lenders have indicated an unwillingness to provide any significant amount of financial aid until a sustainable economic program has been presented. The IMF, through repeated pronouncements, indicated that a sustainable economic program should include improving methods of tax collection, forcefully reforming the tax revenue-sharing method between the Argentine government and the provinces, and restructuring the foreign indebtedness on which Argentina has defaulted. The IMF’s most recent approvals included requests that Argentina’s executive branch work with the Argentine Congress to secure approval of the revenue measures necessary to meet fiscal targets and institute structural reforms to broaden the tax base, improve tax administration, and reform intergovernmental relations.

     As of May 2003, Argentina’s total gross public debt was approximately US$141 billion. The Argentine government’s insolvency, its default and its inability to obtain financing can be expected to affect significantly its ability to implement any reforms, undermining the private sector’s ability to restore economic growth, and may result in deeper recession, higher inflation, further unemployment and greater social unrest. As a result, our business, financial condition and results of operations could be materially and adversely affected.

The devaluation of the peso creates greater uncertainty as to Argentina’s economic future.

     On January 6, 2002, the Argentine Congress enacted the Public Emergency Law, which amended certain provisions of the Convertibility Law and eliminated the requirement that the Argentine Central Bank’s reserves in gold and foreign currency at all times be equivalent to at least 100% of the monetary base. The Public Emergency Law abolished the U.S. dollar to Argentine peso parity regime and granted the executive branch the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market. The peso now floats freely, although the Argentine Central Bank from time to time enters into the market to minimize fluctuations. From a low of P$3.87 to US$1.00 in June of 2002, the peso has since appreciated against the dollar, and on June 24, 2003, the peso traded at an exchange rate of P$2.77 per US$1.00, as published by Banco de la Nación Argentina.

     The Argentine government’s ability to honor its foreign debt obligations has been materially and adversely affected by the devaluation of the peso, as peso-denominated tax revenues constitute the primary source of its earnings, but most of its financial liabilities are dollar-denominated. The adoption of austere fiscal measures which would be required to repay the Argentine government’s debt and to balance its budget after the devaluation could lead to further social unrest and political instability.

     In addition, Argentina has found few opportunities to effectively raise capital in the international markets amid sustained lack of investor confidence in Argentina’s ability to make payments due on its sovereign debt and in the Argentine economy. The devaluation of the peso and accompanying economic policy measures were intended to redress the effects of unemployment and to stimulate economic growth. However, the success of such measures is predicated on the ability of the Argentine government to elicit confidence among the local and international financial and business communities in the sustainability of its reforms, the recovery of liquidity in the banking sector, the stability of the peso at current exchange levels (which, as noted above, have been supported in part by Central Bank interventions in the exchange market), and the absence of significant inflation. Without such confidence, investment is likely to retract and economic activity to contract further, unemployment could increase beyond current levels, tax revenue could drop and the fiscal deficit could widen.

     There can be no assurance that the existing political environment and social conditions in Argentina will allow the Argentine government to implement the necessary economic policy measures to redress the effects of unemployment, stimulate economic growth, and restore confidence to international investors and multilateral credit agencies. Furthermore, there can be no assurance that such measures, if announced and implemented, will be found to be satisfactory by international investors and multilateral credit agencies such that new credit will be made available to both the public and private sectors in Argentina. Consequently, adverse economic conditions in the Argentine economy may continue to impair our business and financial condition and results of operations.

Recent economic and political instability has placed the Argentine financial system at risk.

     Although deposits in the Argentine banking system had been declining for a number of years, in 2001, and particularly in the fourth quarter, a significant amount of deposits were withdrawn from Argentine financial institutions as a result of increasing political instability and uncertainty. This run on deposits had a material adverse effect on the Argentine financial system as a whole. For the most part, banks suspended the disbursement of new loans and focused on collection activities to be able to pay their depositors. The magnitude of deposit withdrawals, the general unavailability of external or local credit, together with the restructuring of the public-sector debt with local holders, a substantial portion of which was placed with banks, created a liquidity crisis that undermined the ability of many Argentine banks to pay their depositors.

     To prevent a run on the dollar reserves of local banks, on December 1, 2001 the Argentine government under President de la Rúa restricted the amount of money that account holders could withdraw from banks and introduced exchange controls restricting capital outflows. Although these restrictions, known as the “corralito,” are no longer in place, subsequently, President Duhalde imposed new restrictions, known as the “corralón,” and released a schedule stating how and when deposits would become available. Some of these restrictions, with certain modifications, are still in place today.

     On February 4, 2002, pursuant to Emergency Decree No. 214, the Argentine government announced the conversion of all foreign currency denominated deposits into peso-denominated deposits, set the exchange rate for this conversion at P$1.4 per U.S. dollar, and announced the issuance by the government of U.S. dollar-denominated bonds intended to compensate banks for the losses incurred as a result of the “asymmetric” conversion of loans and deposits into pesos. The different exchange rates applied to the conversion of foreign currency denominated deposits and loans had a material adverse effect on the financial system.

     The corralito and certain other measures have, to a significant extent, shielded banks from a further massive withdrawal of deposits, but they have also led to the paralysis of virtually all commercial and financial activities and significantly diminished spending and greatly increased social unrest. As a result, there has been widespread public repudiation of and protests directed against financial institutions, which have had a material adverse effect on the Argentine financial system.

     On June 1, 2002, the Argentine government enacted Decree No. 905/02, which gave owners of rescheduled foreign- and peso-denominated bank deposits the option, during a period of 30 banking business days starting on June 1, 2002, to receive bonds issued by the Argentine government in lieu of payment of such deposits. These bonds were applied to the payment of certain loans under certain conditions, and may also be used, in a limited way, to purchase public goods, machinery and new cars, to acquire properties under construction, to pay bank debts, to pay taxes and to invest in trust funds to finance investment projects. Deposits not exchanged for bonds were considered securities that, under the conditions established by the Argentine National Securities Commission, were applied to the subscription of shares and notes and to the cancellation of certain loans. On September 17, 2002, Decree No. 1836/02 established another exchange option. Depositors, however, showed little interest in the first or second stages of the voluntary exchange of deposits for bonds. The Argentine government has continued to indicate that it is committed to providing depositors the option to exchange their money for bonds, rather than forcing them to do so through an obligatory exchange. On March 28, 2003, the Argentine government issued Decree No.739/03, which established that certain depositors whose dollar-denominated accounts had been pesofied in 2002 would be entitled to the option of electing a return of a portion of their dollar-denominated accounts in the form of a combination of cash and dollar-denominated Argentine sovereign bonds due 2013.

     The Argentine financial system must be restructured for the economy to be able to grow. Several foreign-controlled banks have closed and, generally, foreign shareholders have not made additional capital contributions. Given the loss of confidence of depositors in the financial system, the elimination of the corralón would likely result in an attempt by such depositors to withdraw all of their deposits and convert such pesos into U.S. dollars. Were these withdrawn amounts to flow into the foreign exchange market, the recent increase in the level of bank deposits would likely quickly reverse, sharply increasing the exchange rate and inflation. Moreover, due to the liquidity problems of Argentine banks, such a situation would likely result in the collapse of the financial system and could exacerbate the depreciation of the peso. In the event that the Argentine Central Bank provides financial assistance to financial institutions in order to avoid such a collapse, liberated funds would likely flow into the foreign exchange market.

     As of the date of this annual report, there are numerous cases pending before the Argentine Supreme Court challenging the constitutionality of several of the measures adopted by the government to protect the financial system. On March 5, 2003, the Argentine Supreme Court held that the Argentine government’s conversion of U.S. dollar-denominated deposits of San Luis province in 2002 was unconstitutional. It remains unclear how far the Argentine Supreme Court and the Argentine government will go in terms of re-dollarizing deposits and how a forced re-dollarization might affect the financial system, the Argentine economy and the Argentine government’s need to issue additional debt.

     A collapse of the Argentine banking system or one or more of the largest banks in the system would have a material adverse effect on the prospects for economic recovery and political stability and, most likely, a material adverse affect on us.

Substantial inflation has occurred and may continue to escalate, which would undermine prospects for economic recovery in Argentina

     On January 24, 2002, the Argentine government amended the Central Bank’s charter to allow it to (i) print currency in excess of the amount of foreign reserves it holds, (ii) make short-term advances to the federal government to cover its anticipated budget deficits and (iii) provide financial assistance to financial institutions with liquidity constraints or solvency problems. There is considerable concern that if the Central Bank prints currency to finance deficit spending and to improve the liquidity of financial institutions, significant inflation will result. Past history raises serious doubts as to the ability of the Argentine government to maintain a strict monetary policy and control inflation. In the past, inflation materially undermined the Argentine economy and the Argentine government’s ability to create conditions that would permit growth.

     The devaluation of the peso has created pressures on the domestic price system that generated inflation of 40.9% in 2002, according to INDEC, after several years of price stability and, in more recent years, price deflation. Through December 31, 2002, the Wholesale Price Index (“WPI”) and the Argentine Consumer Price Index (the “CPI”) exhibited cumulative increases of 118% and 41%, respectively. Although the WPI and the Argentine CPI increased by approximately 0.2% and 2.5% in the first quarter of 2003, respectively, very high inflation and hyperinflation episodes cannot be ruled out.

     No assurance can be given that future policies to be adopted by the Argentine government will be able to control the value of the peso and it is possible that the peso will be subject to significant fluctuations and depreciations in the future. Although the value of the peso has stabilized in recent months, we cannot assure you that this recovery will persist. If the value of the peso cannot be stabilized by positive expectations for Argentina’s economic future, as well as by strict fiscal and monetary policies, an increase in inflation rates can be expected.

Risk Factors Related to the Effect on Quinsa of the Current Economic Situation in Argentina

The Central Bank has imposed restrictions on the transfer of funds outside of Argentina which could prevent us from receiving sufficient funds from our Argentine subsidiaries and inhibit the distribution of dividends and payments on our external debt.

     Beginning on December 3, 2001, the Argentine government imposed a number of monetary and currency exchange control measures that included restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad, with certain exceptions for transfers related to foreign trade and other authorized transactions. The restrictions requiring the Central Bank’s prior authorization for the transfer of funds abroad in order to make payments of principal and/or interest, which were in place during 2002, were progressively reduced from January to May 2003, and were, only with respect to amounts due and unpaid, completely eliminated on May 6, 2003. In addition, funds may now be transferred abroad without previous authorization of the Central Bank in order to pay dividends corresponding to prior periods provided that independent accountants have certified the financial statements for such period.

     Because we are a holding company, our ability to pay dividends and service any debt obligations depends primarily upon our receipt of sufficient funds from our principal subsidiary, QIB, which depends in turn on QIB’s receipt of sufficient funds from its subsidiaries, principally those in Argentina, Bolivia and Paraguay. There can be no assurance that the Argentine Central Bank will not once again require its prior authorization for dividend payments to our foreign shareholders or for principal or interest payments by us to our foreign creditors pursuant to the terms of our existing financial agreements.

     Despite the ongoing economic crisis in our principal market, Argentina, we have been able to continue servicing our debt obligations. There can be no guarantee, however, that we will be able to continue doing so in the future. Furthermore, while we have been able to pay out dividends in the past, we did not pay dividends in 2002, and our Board of Directors is recommending that we not pay dividends in 2003. There can be no guarantee that we will pay any dividends in the future.

Our results of operations have been, and may continue to be, materially adversely affected by the recent devaluation of the Argentine peso and the macroeconomic conditions currently prevailing in Argentina.

     We realize a substantial portion of our revenues in pesos while our indebtedness is principally denominated in U.S. dollars. Therefore, not only has the devaluation of the peso adversely affected the U.S. dollar value of our earnings, but it has also affected our ability to pay down our dollar-denominated debt. Any further depreciation of the peso against the U.S. dollar will correspondingly increase the amount of our debt compared to our peso-denominated revenues to the extent that we are unable to increase our peso revenues sufficiently to compensate for the peso devaluation.

     Furthermore, recessionary conditions in Argentina have had and are continuing to have a significant impact on our net income. During the first half of 2002, Argentina’s economy suffered a disruption in traditional systems of payment due to a severe shortage of liquidity in the marketplace resulting from (i) the economic recession which reduced excess cash and access to credit, and (ii) the withdrawal and transfer abroad of large quantities of bank deposits from local financial institutions. The ensuing shortage of cash disrupted Argentina’s payment system, which has historically favored cash settlements. The shortage of cash and resulting scarcity of working capital has contributed to a severe contraction of customary trade credit, which in turn has brought many commercial activities to a standstill. The disruption of the payment system has had a particularly significant impact on Argentina’s cash-based informal economy and those who depend on it. The widespread fear resulting from the significant devaluation of the peso increased demand for payment in U.S. dollars and consumers became more reluctant to use U.S. dollars for payments of goods and services. In addition, the current recession coupled with the devaluation of the peso has led to a reduction of wages in real terms and of disposable income across all class sectors of the Argentine population. This reduction in consumer buying power resulted in lower sales of our products, with a consequent reduction in revenues and cash inflows. During the first quarter of 2003, our volume sales have increased as have our sales prices measured in U.S. dollars; there can be no assurances, however, that these improvements will continue.

Risk Factors Relating to Other Countries in Which We Operate

Latin American economic fluctuations affect our results of operations.

     The Argentine economic crisis has had a significant adverse effect on our other primary markets. In particular, Argentina’s existing financial, economic and political crisis, has had an adverse effect on Paraguay and Uruguay and our operations in those countries. As a result of the crisis in Argentina, the governments of these other countries could take action to control inflation and institute other policies involving wage, price and tariff rate controls as well as engage in other interventionist measures, which may include freezing bank accounts and imposing capital controls. Changes in the policies of these governmental authorities with respect to tariff rates, exchange controls, regulations and taxation could affect our business and financial results adversely, as could inflation, devaluation, social instability and other political, economic or diplomatic developments, including the governments’ response to such circumstances. In addition, we cannot assure you that more restrictive exchange control policies and more significant withholding taxes will not be implemented by other countries in which we operate in the future.

Our subsidiaries have been negatively affected by currency devaluations and exchange rate fluctuations.

     The devaluation of the local currencies, principally in Argentina, Paraguay and Uruguay, have adversely affected our profitability in U.S. dollars. In 2002, even though we raised our nominal prices, the rate of local currency devaluations far exceeded the rate of inflation in each of our markets, causing our average sales prices in U.S. dollars to decline. We cannot assure you that market demand in the future will rise sufficiently to offset the significant impact of the devaluation of the Argentine peso and subsequent devaluations of the local currencies in Paraguay and Uruguay that occurred in 2002.

     In view of the foregoing, and in light of the current economic situation in Argentina and in the other countries in which we operate, you should recognize that our business, earnings, asset values and prospects have been and may continue to be materially and adversely affected by developments with respect to inflation, interest rates, currency fluctuations, government policies, exchange control regulations, taxation, social instability and other political, economic or diplomatic developments in or affecting our countries of operation and Latin America generally. We have no control over such conditions and developments and can provide no assurance that such conditions and developments will not further adversely affect our operations. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Inflation.”

Risk Factors Relating to Quinsa

Our ability to pay dividends and to service our debt obligations depends primarily upon our receipt of sufficient funds from our principal subsidiary.

     Because we are a holding company, our ability to pay dividends and service any debt obligations depends primarily upon our receipt of sufficient funds from our principal subsidiary, QIB, which depends in turn on QIB’s receipt of sufficient funds from its direct and indirect subsidiaries in Argentina, Bolivia, Chile, Paraguay and Uruguay. Beginning on December 3, 2001, the Argentine government imposed a number of monetary and currency exchange control measures that included restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad, with certain exceptions for transfers related to foreign trade and other authorized transactions. These restrictions were progressively reduced from January to May 2003 and were completely eliminated on May 6, 2003, for amounts due and unpaid. (See “The Central Bank has imposed restrictions on the transfer of funds outside of Argentina which could prevent us from receiving sufficient funds from our Argentine subsidiaries and inhibit the distribution of dividends and payments on our external debt” above.) There can be no assurance, however, that the Central Bank will not once again require its prior authorization for dividend payments to foreign shareholders. If this were to occur, our ability to receive funds from our Argentine subsidiaries could be inhibited, and this, in turn, would significantly impact our ability to pay dividends and service our debt obligations.

     Furthermore, the payment of dividends by our various subsidiaries is also, in certain instances, subject to statutory restrictions and restrictive covenants in debt instruments, like legal reserve requirements, capital and retained earning criteria and other restrictions, and is contingent upon the earnings and cash flow of and permitted borrowings by those subsidiaries. The inability on the part of some of our subsidiaries to pay dividends would impact the amount of funds available to us to pay dividends and service our debt obligations.

We face competition that threatens our market share.

     The growth in beer consumption in Argentina, Bolivia, Chile, Paraguay and Uruguay has attracted new market participants, and has produced intensely competitive environments in these markets. The participants in these markets include major local and international concerns with substantial financial resources and particular industrial strengths. The economic crisis and devaluations in Argentina and in the other countries in which we operate, may make it less expensive for international concerns to make investments in these markets. A continuation of adverse economic conditions in Argentina may result in increased competition in Argentina, our most important market. We intend to continue with strategies designed to maintain or improve our competitive position in our markets but we cannot assume that these strategies will be successful. Any loss of market share could be permanent. Competition in the beer market may take the form of aggressive price discounting, which could have a negative impact on our results of operations. Apart from competition within each beer market, beer sales also compete against wine and other alcoholic beverage sales and, to a lesser extent, with soft drinks. You should also read “Item 4. Information on the Company-Business Overview-Competition in the Beer Industry.”

     The carbonated soft drink market and non-carbonated beverage market are also highly competitive. Competition in these markets could cause us to reduce pricing, increase capital and other expenditures or lose market share, which could have a material adverse effect on our business and financial results. We, through our operating subsidiaries, own the largest PepsiCo® bottling franchise in Argentina and the sole franchise in Uruguay. Our most significant competitors are local Coca-Cola® bottlers and second-tier brands that compete exclusively on a price basis. Our market share in some of our markets has eroded over the past few years. There can be no guarantee that due to the current economic crisis in Argentina and its impact on the other countries in which we operate, consumers, and particularly lower income consumers, will not continue to shift their purchases to lower-cost second-tier brands and away from our subsidiaries’ premium products or force our subsidiaries to reduce the price premiums that they charge for their products. You should also read “Item 4. Information on the Company—Business Overview—Competition in the Soft Drink Industry”.

We purchase significant quantities of commodities and raw materials, the prices of which fluctuate widely

          We purchase commodities and raw materials for the production of beer and soft drinks. These commodities and raw materials include barley, malt, aluminum cans and PET bottle preforms and, to a lesser extent, corn grits, rice and hops. The prices of these commodities can fluctuate widely and are determined by global supply and demand and other factors over which we have no control. Because we rarely engage in hedging our raw material costs, although this policy may change in the future, any changes in commodity and raw material prices could have a direct and significant impact on our costs.

          In addition, we purchase most of our barley, malt, aluminum cans and plastic bottle preforms in local currency and principally in Argentina; therefore, we incur certain costs of sales and expenses in local currencies. However, because the price of these raw materials may vary with international prices which are denominated in U.S. dollars, we cannot guarantee that the percentage of our cost of sales represented by these items will not increase significantly due to currency devaluation in our countries of operation.

Our business is controlled by two principal shareholders and as a result, our other stockholders will have little or no influence over stockholder decisions.

          A majority of our Class A shares without par value is owned by Beverage Associates Corp. (“BAC”), a company organized under the laws of the British Virgin Islands. BAC was organized by various individual shareholders who are descendants of the Bemberg family, our founding family. BAC’s principal purpose is to hold a controlling interest in the Class A shares, and it currently holds 52.52% of our outstanding voting shares.

          On January 31, 2003, we completed the transactions involved in forming a strategic relationship with Companhia de Bebidas das Americas (“AmBev”). Pursuant to this alliance, we issued 26,388,914 of our Class B shares to AmBev in exchange for AmBev contributing to Quinsa all the shares of capital stock of AmBev’s subsidiaries which manufacture, market, sell or distribute beer principally in Argentina, Paraguay and Uruguay. AmBev also purchased 230,920,000 Class A shares from BAC. After additional purchases of our Class B shares after February 1, 2003, AmBev now owns 36.33% of the total voting rights of Quinsa. In addition, AmBev has an option to acquire from BAC, and BAC has an option to sell to AmBev, the remaining 373,520,000 Class A shares owned by BAC in exchange for newly issued shares of AmBev. These options maybe exercised by BAC each year starting in 2003 and by AmBev each year starting in 2009. If either AmBev or BAC exercises the option, AmBev will have the right to elect all of our directors, and all or substantially all of the directors of our subsidiaries.

          Each of AmBev and BAC now have the right to nominate 50% of the directors constituting our board of directors and 50% of the number of directors of our subsidiaries that Quinsa is entitled, directly or indirectly, to nominate pursuant to corporate documents, relevant agreements or applicable law. In addition, pursuant to an Escrow Agreement dated January 31, 2003 between BAC, AmBev, Quinsa and The Bank of New York as escrow agent, (the “Escrow Agreement”), BAC assigned and transferred 60,000,000 of its Class A shares in escrow to The Bank of New York as escrow agent, and such Class A shares may only be voted upon the instructions of both BAC and AmBev to ensure that BAC’s voting rights in the Company are equal to those of AmBev. Therefore, as equal owners of approximately 89% of the voting interest of Quinsa, AmBev and BAC together have the power to determine all matters requiring shareholder approval. See “Item 4. Information on the Company–Business Overview–Relationship with AmBev” and “Item 7. Major Shareholders and Related Party Transactions–Major Shareholders.”

A default by certain of our subsidiaries could have a significant negative impact on our business and operations.

          Most of our loan agreements contain restrictive covenants that require us or our subsidiaries to maintain certain financial ratios, limit the amount of dividends paid (primarily by our Argentine subsidiaries), restrict indebtedness and guarantee liabilities, among other requirements.

          CMQ, our principal Argentine subsidiary, has a significant amount of bank loans denominated in U.S. dollars. The devaluation of the Argentine peso, as well as the financial and economic crisis that has been affecting Argentina, has limited the ability of CMQ to generate sufficient cash flows in order to comply with certain of its original financial ratio commitments. Consequently, CMQ management is currently negotiating with lenders to obtain, among other things, an extension of the original loan terms and adjustments to these financial ratios with which the Company was unable to comply at December 31, 2002. As of this date, the total amount due on financial loans where documentation provided for the maintenance of certain financial ratios that had not been maintained amounted to US$221.5 million, of which, US$59.3 million was classified as long-term debt. The loan agreements provide that in the case of non-compliance by the Company with any of its obligations, following due notice to the Company, all amounts owed thereunder could become due and payable, and no assurances can be given that CMQ will reach an agreement with its creditors. Failure to reach such an agreement could trigger an event of default under the loan agreements and accelerate CMQ’s payment obligations thereunder.

          In addition, certain of our subsidiaries produce, sell and distribute PepsiCo® soft drinks under exclusive bottling agreements with PepsiCo, Inc. and/or Seven-Up International (“PepsiCo”), covering certain regions in Argentina and all of Uruguay. Because these companies rely upon PepsiCo to provide them with concentrate and funding for marketing and advertising expenses, changes in their respective relationships with PepsiCo would have a material adverse effect on their respective business prospects. There is a risk that PepsiCo would terminate a franchise agreement upon certain customary events of default by these subsidiaries. Although no such adverse impact has occurred as of the date of this annual report, we cannot guarantee that the Argentine economic crisis will not have an adverse effect on our relationship with PepsiCo. You should also read “Item 4. Information on the Company–Business Overview–Argentine and Uruguayan Soft Drinks”.

ITEM 4.    INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT

          Quilmes Industrial (Quinsa), Société Anonyme was established as a separate company incorporated in the Grand-Duchy of Luxembourg (“Luxembourg”) in 1989 when the brewing interests of Enterprises Quilmes, a publicly traded Luxembourg holding company, were spun off from the rest of Enterprises Quilmes’ business interests. We remain a Luxembourg holding company and we operate through our subsidiaries, principally QIB, in which we hold an 85% interest. All of our operating companies are wholly-owned, majority-owned or controlled subsidiaries of QIB. The address of our principal executive offices is Teniente General Perón 667, Buenos Aires, Argentina, 1038. Our telephone number is +54 11 4321 2700. Our authorized representative in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.

          Our predecessor business, Brasserie Argentine, was founded in 1888 in Paris by Mr. Otto Peter Bemberg. He later established a brewery in the town of Quilmes, just south of Buenos Aires, in 1890. We eventually established operations in Paraguay in 1932, in Uruguay in 1965, in Chile at the end of 1991 and in Bolivia in 1996. In the past, the Company has grown through the expansion of our own facilities, the introduction and development of our own products, through the acquisition of facilities and brands from other producers as well as through other strategic acquisitions and investments.

Recent Events

     Relationship with AmBev

          On January 31, 2003, we completed the transactions involved in the formation of our strategic relationship with AmBev, which we announced on May 1, 2002. AmBev is a holding company whose subsidiaries produce, distribute and sell beer, soft drinks and other non-alcoholic and non-carbonated beverages primarily in Brazil, but also in Argentina, Venezuela, Uruguay and Paraguay. Pursuant to this alliance, we have integrated our own operations in Argentina, Paraguay and Uruguay with those of AmBev. Throughout this annual report, we refer to the markets of Argentina, Paraguay, Uruguay, Bolivia and Chile as the “southern cone markets”.

          We believe that this strategic relationship with AmBev will create value for our shareholders by better enabling Quinsa to compete in a consolidating industry, expand our beverage offerings, strengthen our distribution network and increase our profitability. In connection with the alliance:

•	AmBev contributed to Quinsa all the shares of capital stock of its subsidiaries which manufacture, market, sell or distribute beer principally in Argentina, Paraguay and Uruguay in exchange for the issuance by Quinsa of Class B shares to AmBev;

•	AmBev purchased certain Class A shares from BAC, our primary shareholder, for cash;

•	AmBev received the option to purchase and BAC received the option to sell the remainder of the Class A shares held by BAC on certain specified dates, subject to certain pre-closing conditions, in exchange for newly issued AmBev shares;

•	Quinsa, BAC and AmBev entered into an agreement that governs, among other things, certain matters relating to the voting, purchase, transfer and issuance of Quinsa shares and representation on Quinsa’s board of directors;

•	Quinsa and AmBev entered into a license agreement (the “License Agreement”) pursuant to which AmBev granted Quinsa and its subsidiaries a perpetual royalty free exclusive license to manufacture, market, sell and distribute the AmBev beer brands in Argentina, Chile, Uruguay, Paraguay and Bolivia; and

•	Quinsa and AmBev entered into a distribution agreement (the “Distribution Agreement”) pursuant to which AmBev may distribute certain of Quinsa’s beer brands in Brazil.

The paragraphs that follow discuss some of the agreements related to the actions described above in further detail.

          Share Exchange Agreement. Pursuant to the May 1, 2002 Share Exchange Agreement we signed with AmBev (the “Share Exchange Agreement”), on January 31, 2003, AmBev contributed to Quinsa all the shares (the “Southern Holding Shares”) of Linthal S.A., a Uruguayan holding company organized for the purpose of holding the AmBev businesses that manufacture, market, sell or distribute beer in Argentina, Paraguay and Uruguay in exchange for 26,388,914 newly issued Quinsa Class B shares. See “Item 10—Additional Information—Material Contracts.”

          Stock Purchase Agreement. On January 31, 2003, concurrently with the contribution of the Southern Holding Shares and the acquisition of the newly issued Quinsa Class B shares, AmBev acquired 230,920,000 Quinsa Class A shares from BAC, without par value, for an aggregate purchase price of US$346,380,000 pursuant to a Stock Purchase Agreement dated May 1, 2002, as amended on January 31, 2003 (the “Stock Purchase Agreement”). As a result of such transactions, and including purchases by AmBev of Class B shares after February 1, 2003, AmBev now owns approximately 36.33% of the total voting rights of Quinsa.

          In addition, pursuant to the Stock Purchase Agreement, BAC has granted AmBev a call option, beginning in April 2009 and in April of each year thereafter, to acquire the remaining 373,520,000 Quinsa Class A shares held by BAC in exchange for newly issued shares of AmBev. AmBev has also granted BAC a put option exercisable in April of each year beginning with April 2003, to sell AmBev the remaining 373,520,000 Quinsa Class A shares held by BAC in exchange for newly issued shares of AmBev. BAC did not exercise this put option in April 2003. In the event of a change in control of AmBev occurring before January 31, 2006, BAC has a right to accelerate and exercise its put option immediately. In the event of such a change in control occurring on or after January 31, 2006, both AmBev’s call option and BAC’s put option will be deemed to have been exercised prior to the consummation of any change in control of AmBev. Therefore, in the event of a change in control of AmBev, BAC would either have the option or the obligation (depending on the date on which the change in control occurred) to exchange its Quinsa Class A shares for AmBev shares, if such shares will continue to be listed and traded on a securities exchange after consummation of the change in control, and otherwise, for the type and amount of securities, cash or other property that would have been received by BAC had BAC been the holder of such AmBev shares. The Quinsa Class A shares transferred in any change of control described above would include the 60,000,000 Class A shares subject to the Escrow Agreement. Pursuant to such agreement, these shares would be delivered to AmBev on the closing date of the change in control transaction. See “Item 7—Major Shareholders and Related Party

Transactions—Major Shareholders.” Such change in control of AmBev would result in a further change in control of Quinsa.

          BAC has further agreed under the Stock Purchase Agreement not to transfer or encumber or permit to be transferred, in any way, any of the remaining Quinsa Class A shares held by BAC other than to its affiliates, family members, AmBev or AmBev’s designee. In order to ensure delivery of such remaining Quinsa Class A shares to AmBev, free and clear of all liens and encumbrances, BAC, AmBev and Quinsa entered into a Share Pledge Agreement dated January 31, 2003, pursuant to which BAC pledged all 373,520,000 of its remaining Class A shares as security for the performance of its obligations under the Stock Purchase Agreement.

          Quinsa Shareholders Agreement. Pursuant to the Stock Purchase Agreement, on January 31, 2003, we entered into a Shareholders Agreement with AmBev and BAC to govern certain matters relating to the voting, transfer and issuance of Quinsa shares (the “Quinsa Shareholders Agreement”). Under the Shareholders Agreement, Quinsa has granted AmBev certain preemptive rights with respect to Quinsa’s Class B shares. Until AmBev has acquired 12 million Class B shares, in addition to those acquired pursuant to the Share Exchange Agreement, Quinsa may not issue, sell or exchange any Class B shares or grant any rights to purchase or acquire, or rights that are convertible into or exchangeable for any Class B shares, unless it has first offered to issue or sell such rights to purchase or acquire such Class B shares to AmBev and AmBev has refused. After AmBev has acquired 12 million Class B shares, if Quinsa at any time proposes to effect a capital increase through the issuance of shares or rights of any class or series, BAC and AmBev will have the right to subscribe for their proportionate percentage of such shares or rights. Furthermore, Quinsa has agreed not to purchase, directly or indirectly, any Class B shares of capital stock of Quinsa or QIB, until the earlier of (a) the second anniversary of the date of execution of the Shareholders Agreement or (b) the date on which AmBev has acquired an aggregate of 12 million Class B shares, in addition to the Class A shares and Class B shares acquired by AmBev pursuant to the Share Exchange Agreement or the Stock Purchase Agreement.

          The Shareholders Agreement also provides for certain significant restrictions on BAC and AmBev regarding the acquisition, disposition or transfer of, or the encumbrance on any Quinsa Class A or Class B shares, other than in accordance with the terms of the agreements related to the alliance between Quinsa and AmBev. AmBev further agreed not to acquire any equity or other ownership interest in, or any substantial assets of, any business involving the manufacture, marketing, sale or distribution of beverages for a period of ten years, in Argentina, Paraguay, Uruguay, or Bolivia, other than through Quinsa or its subsidiaries. In addition, until the consummation of the put and call options described above, AmBev will not acquire any equity or other ownership interest in, or any substantial assets of, any business involving the manufacture, marketing, sale or distribution of beverages in Peru or Chile, without first offering to Quinsa the opportunity to make such acquisition; provided that in the case of Peru, AmBev has the option to either (i) contribute to Quinsa 50% of the cash consideration agreed to be paid for such assets or business in exchange for Class B shares, or (ii) acquire 50% of such assets or business directly, with the remaining 50% acquired by Quinsa. See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders” for a discussion of the voting rights and veto rights described in the Quinsa Shareholders Agreement.

     Approval of the Argentine Antitrust Authorities; Action by CCU

          One of the conditions to closing the transactions contemplated by the Share Exchange Agreement was the receipt of approval of the Argentine antitrust authorities of such transactions. On January 13, 2003, the Argentine antitrust authorities approved the transactions subject to the following conditions:

•	Within 12 months of January 13, 2003, AmBev and Quinsa must transfer ownership of the following assets:

          1.     To an independent, financially sound, foreign brewer with no current production in Argentina:

•	The Bieckert and Palermo brands and recipes;

•	The license for production of the Heineken brand (the “Heineken License”); however, we received a notice from Heineken terminating the Heineken License, and as of June 17, 2003, we no longer produce Heineken. We must therefore transfer the Imperial brand instead;

•	At the option of the foreign purchaser, the Norte brand. If an agreement cannot be reached on price, an internationally recognized investment bank appointed by Quinsa and AmBev shall establish the price; and

•	The brewery located in Lujan, Buenos Aires, that produced the Brahma brand and now produces Brahma, Palermo and Bieckert.

          2.     To a third party, not related to the foreign purchaser and not currently producing beer in Argentina:

•	Our malt production facility, adjacent to the former Bieckert brewery located in Llavallol, Buenos Aires. Alternatively, AmBev and Quinsa can agree to allow such third party to operate the facility for 10 years.

•	Within 12 months of January 13, 2003, AmBev and Quinsa must submit documentation with the relevant Argentine regulators bearing evidence of their commitment to:

          1.     Allow the foreign purchaser access, for a period of 7 years starting on the date that the Argentine authorities approve compliance with these conditions, to all of the distribution networks used by AmBev and Quinsa for the brands sold by the foreign purchaser;

          2.     Refrain from forcing or inducing their clients to purchase products other than beer from them; and

          3.     At the option of the foreign purchaser, AmBev and Quinsa must commit to produce the Bieckert, Palermo, and Imperial brands of beer for the foreign purchaser for a period of two years starting on the date that the Argentine authorities approve compliance with these conditions.

          In April 2003, Compañía Cervecerías Unidas S.A. (“CCU”), one of our competitors who is barred from acquiring any of the Bieckert, Palermo or Imperial brands, filed a claim in Argentina seeking to enjoin our sale of these brands because CCU believes it should be entitled to bid for them. CCU is currently barred from bidding on such brands because it has operations in Argentina, and therefore does not qualify as a foreign purchaser pursuant to the Argentine antitrust authority’s stipulations. CCU’s claim has tolled the time period in which we are required to sell our brands.

     Settlement with Heineken

          In June 2002, we received a notice from the International Chamber of Commerce (the “ICC”) stating that Heineken, which, at that time, owned 15% of our principal subsidiary QIB, had begun an arbitration proceeding against Quinsa and BAC. In its request for arbitration, Heineken alleged that the proposed AmBev transactions violated certain contracts between Heineken and us. Heineken requested that the arbitration panel prohibit completion of the AmBev transactions and declare that Heineken was entitled to purchase Quinsa’s 85% interest in QIB for terms economically equivalent to the value placed on QIB pursuant to the AmBev transactions. Heineken also requested that the arbitration panel require Quinsa and BAC to pay Heineken an unspecified amount of money damages.

          On January 13, 2003, Heineken, Quinsa and BAC and certain of their respective affiliates entered into a Memorandum of Agreement whereby Heineken and Quinsa agreed to terminate the arbitration proceeding before the ICC and released all claims against each other arising in connection with the AmBev transaction. Heineken and BAC also released all claims against each other. The Memorandum of Agreement provided, among other things, for (i) the purchase by BAC from Heineken of all the shares of QIB held by Heineken for US$102.7 million; (ii) the declaration and payment of a dividend by QIB prior to January 15, 2003, in the amount of US$26.5 million, 15% of which would go to Heineken; (iii) the termination of the shareholder agreement between QIB, Heineken and Quinsa, and (iv) the termination of the Technical Assistance Agreements between Heineken and QIB or its operating companies. In addition, Heineken had the option to terminate the Heineken License which granted the respective licensees the rights to produce, sell and distribute Heineken beer in the licensee’s territory. Heineken subsequently delivered a notice to the Company terminating this license as of June 17, 2003. See “—Beer Operations in the Southern Cone Markets—Relationship with Heineken.”

     Letter Agreement Between Quinsa, BAC and AmBev

          Simultaneously with the Memorandum of Agreement, Quinsa, BAC and AmBev executed a Letter Agreement pursuant to which, AmBev agreed to acquire approximately 57% of the QIB shares that Heineken was selling to BAC, or approximately 8.6% of all outstanding shares of QIB, for approximately US$58.5 million. The transactions contemplated by the Memorandum of Agreement and the Letter Agreement occurred concurrently with the transactions contemplated by the Share Exchange Agreement and the Stock Purchase Agreement on January 31, 2003. As a result, BAC and AmBev now own approximately 6.4% and 8.6%, respectively of QIB’s outstanding stock. Pursuant to the Letter Agreement, AmBev and BAC have agreed that Quinsa will have the right to purchase the QIB shares held by AmBev and BAC for cash at fair market value if and when Quinsa’s board of directors decides to exercise such right. BAC and AmBev further agreed to cause all members of the Quinsa board nominated by BAC or AmBev, respectively, to consider the exercise of the call option in good faith and cause each such member not to unreasonably withhold its approval of the exercise of the call option.

     Consolidation of Our Bolivian Subsidiaries

          Our ownership interests in our Bolivian breweries were consolidated as a result of the merger of CBN, CBNSC, CSC and CT in the fourth quarter of 2001, leaving us with a 75.16% indirect ownership interest in CBN. In addition, we also held a 91.58% interest in CTq, the second largest brewer in Bolivia. In 2002, we increased our interest in CBN to 78.13% and in CTq to 91.95%. Moreover, in the fourth quarter of 2002, the board of directors of each of Enalbo (a wholly owned subsidiary of CBN), CBN and CTq voted to merge the three companies with and into CBN. Once this transaction is completed, we will indirectly own 79.55% of CBN.

Capital Expenditures

          In 2000, excluding bottles, crates and acquisitions, our capital expenditures amounted to US$60.4 million. They were primarily related to the (1) continued expansion of the Ypané brewery, (2) construction of a new distribution center in Paraguay, (3) acquisition of a warehouse adjacent to the Baesa plant, (4) installation of coolers in our points of sale, (5) modernization of Baesa’s facilities and (6) upgrade of our computer systems, including the installation of SAP.

          Capital expenditures in 2001, excluding bottles, crates and acquisitions, were US$68.7 million, and primarily related to the (1) installation of a new multi-format line in the Zárate brewery; (2) relocation of a filling line to the Quilmes brewery from the Lavallol brewery that we closed in 2001; (3) relocation of bottling lines in Baesa’s soft drink plant from the North Plant, which was closed in 2001, to the South Plant in Buenos Aires; (4) merger between EUSA and FNC which involved closing EUSA’s soft drink facility and adapting FNC’s brewery to accommodate soft drink lines; (5) construction of new buildings in Buenos Aires to house the administrative offices of our soft drink business and our joint beer and soft drink distribution center; and (6) continued installation of coolers in our points of sale, particularly in Paraguay.

          Capital expenditures for 2002, excluding bottles, crates and acquisitions, were US$14.4 million. These expenditures were primarily related to the installation of new filling lines for our soft drink business in Argentina, the purchase and installation of coolers to place at our points of sale, and general maintenance.

          The following table summarizes our capital expenditures, excluding bottles, crates and acquisitions, for each of 2000, 2001 and 2002:

	2000	2001	2002

	(in US$ millions)
Brewing Business	$46.5	$47.6	8.0
Malting Facilities	0.3	0.1	0.0
Soft Drinks and Water Business	13.5	20.8	6.0
Other	0.1	0.2	0.4

Total	$60.4	$68.7	$14.4

          In 2000, 2001 and 2002, we spent US$9.8 million, US$3.3 million and US$6.1 million, respectively, on bottles and crates.

          Including the acquisitions of new businesses and minority interests, total capital expenditures amounted to US$208.8 million, US$94.6 million and US$27.2 million in 2000, 2001 and 2002, respectively. During 2002, of the total amount we invested in capital expenditures and bottles and crates, we invested approximately 24% of this amount in our Argentine beer business, 40% in our Argentine soft drink business and 15% in our business in Bolivia. With regard to the balance of our investment activities for 2002, approximately 55% of our resources dedicated to this area were used for the acquisition of minority interests in our Bolivian subsidiaries. We financed all investment activities with internally generated cash.

          Our principal capital expenditures currently in progress are related to the maintenance and modernization of our facilities, computer systems and offices, the consolidation of our beer and soft drink businesses in Argentina and the introduction of glass returnable bottles for our Argentine soft drinks business. Our capital expenditures are funded principally with internally generated cash. We intend to fund future capital expenditures with internally generated cash as well as with borrowings.

BUSINESS OVERVIEW

OVERVIEW

          Beer Operations

          We are the largest beer producer both in Argentina and in the combined southern cone markets based on our internal estimates. In 2002, according to internal estimates, our breweries enjoyed leading market shares of 64.5% in Argentina, 76.1% in Paraguay, 51.9% in Uruguay and approximately 97.5% in Bolivia, and in Chile, our market share was 10.8%. On January 31, 2003, we completed a strategic relationship with AmBev, the largest brewer in Brazil and in South America, involving the integration of our respective operations in the southern cone markets. Pursuant to this alliance, we have begun to manufacture, market, sell and distribute the AmBev beer brands in the southern cone markets under a perpetual royalty-free exclusive license, and AmBev may distribute some of our beer brands in Brazil, which would provide us access to AmBev’s extensive distribution network in that country. After accounting for the AmBev transaction, we estimate that our share of the beer market in Argentina is currently above 80%, although this will likely decrease once we are required to sell some of our brands as required by the Argentine antitrust authority. See “—History and Development—Recent Events—Relationship with AmBev,” and “—History and Development—Recent Events—Approval of the Argentine Antitrust Authorities; Action by CCU.” In addition, after completing our transactions with AmBev, we estimate our market share in Paraguay to be approximately 93%, and above 98% in Uruguay.

          Our consolidated net sales totaled US$468.6 million in the year ended December 31, 2002, of which US$342.6 million, or 73.1%, was attributable to sales of beer and US$163.8 million, or 35.0%, was attributable to beer sales in Argentina. With 11.4 million hectoliters of beer sold in 2002, based on internal estimates, our sales accounted for 56.6% of all beer sold in the combined southern cone markets. As of December 2002, we had a total brewing capacity of 19.6 million hectoliters. For 2002, according to Company estimates based on AmBev’s earning releases, AmBev sold 2.6 million hectoliters in the southern cone markets, and total sales amounted to US$64.6 million.

          Until January 13, 2003, Heineken, one of the largest beer producers in the world, held a 15% equity interest in QIB. In connection with this relationship, Heineken provided us with technical advice regarding our brewing facilities and beer products and granted us the Heineken License, pursuant to which we manufactured, sold and distributed Heineken beer in the southern cone markets. In January of 2003, Heineken sold its interest in QIB to BAC for cash as part of a Memorandum of Agreement between Quinsa, BAC and Heineken. Subsequently, we received a notification from Heineken terminating the Heineken License. See “—History and Development—Recent Events—Settlement with Heineken.”

          Points of Sale. Our beer products are sold to more than 450,000 points of sale throughout the southern cone markets. The number of points of sale covered by us in each country of operation varies widely from more than

315,000 in Argentina to 51,000 in Bolivia, 13,300 in Chile, 51,000 in Paraguay and over 23,500 in Uruguay. The on-premise consumption segment comprises restaurants and bars, while in the off-premise segment, we distinguish between supermarkets on the one hand, and primarily convenience stores, medium size grocery stores and kiosks on the other. As opposed to beer consumption tendencies in other geographic regions, the on-premise segment accounts for a smaller percentage of total beer sales in the southern cone markets. For Argentina, Chile, Paraguay and Uruguay, our sales in the on-premise segment were 16%, 13%, 25% and 32%, respectively in 2002. The Bolivian market is different; we sell 49% of our volume in the on-premise segment. Sales of beer in supermarkets, a less significant sales channel compared to other more developed markets, accounted for 30.0% of our sales in Chile, 8.0% of our sales in Argentina, 10.0% of our sales in Uruguay, approximately 6.0% of our sales in Paraguay and less than 1.0% of our total sales in Bolivia in 2002. Because of strong consumer preference for our brands in the southern cone markets and our extensive distribution system, we have been successful in controlling the significance of supermarkets for our sales, despite their strong bargaining power.

          Terms of Sale. Due to the severity of the economic crisis in Argentina during 2002 and its impact on the economies of neighboring countries, our management efforts focused on reducing our working capital and maximizing cash generation. As part of these efforts, we negotiated new credit terms with most of our clients, particularly those in Argentina, and especially with supermarkets. Our average receivables measured in terms of days’ sales declined from 17 days in 2001, to 11 days in 2002. The length and other terms of the credit extended often depend on competitive factors and the strategic importance of the particular outlet.

          Indirect Sales. The large majority of our beer sales are indirect sales conducted through independent distributors, except for Chile where direct sales account for a much larger percentage of our total sales in that market. Distributors vary in size from small operations with a handful of employees to larger, established companies. The number of points of distribution within an area is determined by taking into consideration, among other things, market needs, number of points of sale to be covered, geographic features and the availability of communication systems.

          The following table shows, for each of our countries of operation for the year ended December 31, 2002, the approximate percentage of our total beer sales by volume accounted for by independent distributors, the approximate number of distributors operating in each country and the approximate number of points of sale covered:

Beer Sales through Independent Distributors

	Argentina	Bolivia		Chile		Paraguay	Uruguay

Percentage of Total Sales	84%	95%		11%		58%	56%
Number of Distributors	242	449	(1)	1	(2)	114	22
Points of Sale Covered (in thousands)	288	44		2		30	18

(1)	Includes agencies (exclusive and non-exclusive) and distributors.

(2)	For 2001, we reported that the number of independent distributors in Chile was 189, including 187 wholesalers. Due to the nature of their business, we have since reclassified these wholesalers as retailers and therefore, they are included as part of our direct sales efforts.

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

          Direct Sales. In Argentina, we use rented vehicles for direct distribution of our beer to large supermarket chains and to over 28,000 retailers. In Bolivia, we distribute our products using our own sales force, which accounts for approximately 5.0% of total volume sold and covers 7,300 points of sale. In Chile, our sales are primarily direct via a fleet of approximately 50 rented trucks that distribute our beer products to supermarkets and other retailers. In Paraguay, direct sales are conducted exclusively on a pre-sell system covering more than 21,000 points of sale, 71% of which are in the capital city of Asunción. In Uruguay, our direct sales amount to 44% of total beer sales and cover 5,500 points of sale including wholesalers and supermarkets. In each of the countries in which we operate, our direct sales are delivered within 24 hours from the time an order is placed.

          Sales Force. In each of our countries of operation, we maintain sales forces whose responsibilities are divided largely by geographic area or channel of distribution. In addition to selling our products, our sales forces monitor the performance of our products in several different ways including making daily evaluations of sales by brand and presentation, completing monthly reports on sales by distributor and major retailer, and maintaining registers of actual and potential points of sale. The sales forces also oversee the merchandising of our products, maintain frequent customer contact, supervise the turnover of customers’ stock of our beverages and monitor the prices charged to consumers.

          Distribution. We deliver our beer products in each of our countries of operation through a system of breweries, distribution centers and warehouses. We believe that our extensive and strong distribution systems in each of our countries of operation have enhanced the profile and penetration of our well-recognized brands. In addition, in connection with our strategic relationship with AmBev, we entered into the License Agreement with AmBev in January 2003, which grants Quinsa and its subsidiaries a perpetual, royalty-free, exclusive license to use the AmBev beer brands in connection with the manufacture, marketing, sale and distribution of beer in the southern cone markets. We believe that we will be able to take advantage of our established distribution systems to distribute the AmBev beer brands in the southern cone markets.

          Due to our relationship with AmBev, we will be able to integrate and consolidate our distribution systems in Argentina, Paraguay and Uruguay. As part of this process, we might be negotiating the termination of certain existing distribution agreements we had with third parties, which may involve, among other things, paying certain amounts for early termination. We do not believe we will experience any significant difficulties in connection with the termination of these agreements, and we do not anticipate any significant impact on our distribution operations as a result of such terminations.

          Future Growth in the Southern Cone Markets. As the following table demonstrates, per capita beer consumption in each of our countries of operation remains lower than that in many other countries. We therefore believe that there is ample room for growth in consumption of beer in all of our markets.

Liters per Capita -
Country	2001

USA	84
Spain	79
Canada	68
Venezuela	81
Mexico	52
Brazil	49
Paraguay*	35
Argentina*	32
Chile*	26
Uruguay*	21
Peru	20
Bolivia*	19

Sources: Canadean Beer Service, The Global Beer Report, October 2002 Edition.

*	Indicates country in which Quinsa operates.

          In addition, compared with the countries of Western Europe and North America, the demographics in our countries of operation indicate relatively faster growth in the drinking age population. We believe that we are well placed to promote and participate in any growth in the region’s beer consumption given what we believe to be our:

•	leadership position in the southern cone markets;

•	strong and diversified product portfolio;

•	marketing and distribution capabilities;

•	significant market share position; and

•	technologically advanced breweries.

          Soft Drinks and Mineral Water Operations

          Our sales of soft drinks in Argentina and Uruguay began in December 1999 with the acquisition of Baesa, the largest PepsiCo® bottler in Argentina and the sole PepsiCo® bottler in Uruguay. We subsequently acquired a 99.21% interest in EDISA, the second largest PepsiCo® producer and bottler in Argentina. CMQ now owns exclusive rights to produce, sell and distribute PepsiCo® soft drink products, including Pepsi Cola®, Pepsi Cola Light®, Pepsi Twist®, Pepsi Max®, Seven-Up®, Seven-Up Light®, Mirinda®, Paso de los Toros®, Kasfruit Juice®, Kas®, Tropicana® and Gatorade®. In December 2001, we introduced ready-to-drink Tropicana and started manufacturing and distributing Gatorade nationwide, so that we now distribute the three lines of PepsiCo beverages. During 2002, we launched Pepsi Twist, and introduced the Gatorade Fierce line of products. Based on management estimates, we currently control more than 84% of the production and sale of PepsiCo® carbonated soft drinks in Argentina and 100% in Uruguay.

          Our mineral water business in Argentina is currently conducted through our 48.95% minority participation in Eco de los Andes, a joint venture that we formed in 1999 as a result of our strategic alliance with Perrier Vittel. Eco de los Andes produces and distributes the Eco de los Andes, Glaciar and Nestle Pureza Vital brands.

BEER OPERATIONS BY COUNTRY

Argentina

          With a population of approximately 37 million, Argentina is our largest and most important market for beer, and we are the largest beer producer in the country, according to Nielsen Argentina. We operate five breweries (including the brewery contributed by AmBev), a bottling facility in Tucumán, and a nationwide distribution system for our beer products which we sell under ten different brands. We also own two malting facilities in the province of Buenos Aires. Our beer, malt and hops operations in Argentina were conducted through CMQ, Cervecería del Río Paraná S.A., Cuyo y Norte Argentino S.A., Patagonia Hops S.A., Malsaf and Bieckert until most of these companies were merged into CMQ, although CMQ subsequently sold its 100% interest in Malsaf in September 2001. As a result of an additional acquisition of CMQ stock during the second quarter of 2002, we own, through QIB, a 99.72% ownership interest in CMQ, up from 99.67%. We conduct crown bottle top production operations through Coroplás S.A., in which QIB holds an indirect 99.99% interest, and which, pending regulatory approval, will also merge into CMQ. See Note 3 to the Consolidated Financial Statements.

          Since 1998, per capita consumption of beer has decreased approximately 6% in Argentina due to recessionary conditions in existence during this period. The table below shows the total hectoliters of beer consumed in Argentina in each of 2000 through 2002:

Beer Consumption in Argentina

Hectoliters
in Thousands

2000	12,342
2001	12,170
2002	12,141

Source: Management estimates based on published reports from three of the four local beer producers.

Note: Includes both domestically brewed and imported beer.

          According the Nielsen Argentina, on-premise consumption declined from 21.8% in 1999 to 16.1% in 2002. This decline reflects the changes that occurred in consumer behavior as a result of the difficult economic circumstances existing in Argentina. Sales of beer in supermarkets accounted for approximately 14% of total beer sales in Argentina, according to management estimates.

          Sales. We cover over 315,000 points of sale in Argentina. Approximately 16% of our sales were to the on-premise segment, while our sales of beer in supermarkets were 8%, and sales of our beer in the remaining off-premise channels accounted for approximately 76%, of our total sales.

          In 2002, we sold a total of 7,619,000 hectoliters of beer in Argentina, a market share of 64.5% according to Nielsen Argentina. Our sales volume declined 6.7% from 2001 due to economic conditions which led to aggressive price discounting by some of our competitors, including AmBev. As a result, there existed a substantial price gap at the consumer level between our Quilmes Cristal brand and competing brands. Therefore, while our market share in terms of volume sold was 64.5%, in terms of revenue from sales, our market share was 67.6%, according to Nielsen Argentina. Returnable formats accounted for 95.3% of our sales, of which 90.9% were sales of our one-liter returnable bottle.

          Our net sales for 2002 were US$163.8 million compared to US$426.4 million in 2001. This decrease was primarily due to a decrease in volumes sold, as well as the effects of the devaluation of the Argentine peso in 2002; at December 31, 2002, the exchange rate was P$3.36 to U.S.$1.00.

          The following tables present our domestic beer sales volume, market share and net sales in Argentina for the years 2000 to 2002:

Quinsa’s Domestic Beer Sales Volume, Market Share and Net Sales in Argentina

	2000	2001	2002

Sales volume (hectoliters in thousands) (1)(2)	8,350.0	8,167.0	7,619.0
Market share (l)	69.1%	67.9%	64.5%
Net sales (in US$ millions) (3)	455.7	426.4	163.8

Source of market share information: Nielsen Argentina

(1)	Data includes both domestically brewed and imported beer. Our beer imports accounted for 30,000 hectoliters in 2000 and 1,000 hectoliters in 2001. During 2002 there were virtually no imports.

(2)	Data does not include export sales to our companies in other countries in which we operate, principally Chile, Paraguay and Uruguay, which amounted to 57,000 hectoliters, 14,000 hectoliters and 7,000 hectoliters in 2000, 2001 and 2002 respectively. Data for 2000, 2001 and 2002 also excludes 20,000 hectoliters, 12,000 hectoliters and 16,000 hectoliters respectively, sold to third parties outside of Argentina.

(3)	Includes exports, if any.

          Geographic Coverage and Brands. Our beer is sold in all provinces of Argentina. Approximately 40% of our beer is sold in the city of Buenos Aires and the surrounding metropolitan area ( “greater Buenos Aires”), a region of approximately 17 million people, and which accounts for about one-third of total beer consumption in the country. Commercially, our Argentine operations are divided into the following eight geographic divisions:

•	greater Buenos Aires;

•	the Atlantic region (comprising the main cities on the coast in the province of Buenos Aires);

•	the Northeast region (comprising the provinces of Chaco, Formosa, Corrientes and Misiones);

•	the Litoral region (comprising the provinces of Santa Fé and Entre Ríos);

•	the Northwest region (comprising the provinces of Tucumán, Salta, Jujuy, Santiago del Estero and Catamarca);

•	the Central region (comprising the province of Córdoba);

•	the Western region (comprising the provinces of Mendoza, San Luis, San Juan, and La Rioja); and

•	the Southern region (comprising the rest of the Buenos Aires province, and the provinces of La Pampa, Neuquén, Río Negro, Chubut, Santa Cruz and Tierra del Fuego).

          We serve all of the provinces of Argentina with several distinct brands. Our leading brand is Quilmes Cristal, which, according to Nielsen Argentina, was the leading brand in each of the eight regions listed above during 2002, except for the Western region, where it was second to our Andes brand. Quilmes Cristal sets the price standard in the industry, and had a national market share of approximately 44.5% in 2002 according to company estimates. Our Imperial brand is a premium brand sold mainly in the on-premise segment. Iguana is a specialty brand malted beer. Andes, along with Norte, are our two regional brands, and we also sell five other domestic beers in Argentina: (1) Liberty, a non-alcohol beer; (2) Quilmes Bock, a dark beer sold principally during winter months; (3) Palermo, which is sold nationally and targets the low-price segment of the market; (4) Quilmes Light, a beer with a low alcoholic content; and (5) Bieckert, a value brand.

          During 2002, we produced the Heineken brand locally pursuant to a trademark license agreement. Heineken targets the premium segment of the market, and sales of the Heineken brand accounted for approximately 2% of our sales during 2002. In 2003, however, pursuant to its rights under the Memorandum of Agreement, Heineken delivered a notice to the Company terminating this trademark license as of June 2003. Therefore, we no longer produce or sell the Heineken brand. See “—History and Development—Recent Events—Settlement with Heineken.”

          As a condition to approving some of our transactions with AmBev, the Argentine antitrust authorities have required us to transfer our Imperial, Bieckert and Palermo brands to a foreign purchaser, and, at the option of such foreign purchaser, our Norte brand within 12 months of January 13, 2003. Subsequently, CCU, one of our competitors, filed a claim in Argentina in April 2003 seeking to enjoin our sale of these brands because it believes it should be permitted to bid for them. CCU is currently barred from acquiring any of these brands because it conducts beer operations in Argentina, and is therefore not considered a foreign purchaser under the Argentine antitrust authority’s stipulations. See “—History and Development—Recent Events—Approval of the Argentine Antitrust Authorities.” As a result of our alliance with AmBev, as of February 1, 2003, we have the right to produce and distribute the Brahma beer brand, which had a market share of 15.9% in 2002, according to Nielsen Argentina. See “—History and Development—Recent Events—Relationship with AmBev—Approval of Argentine Antitrust Authorities.” Until the claim filed but CCU is resolved by the courts, we continue to sell all of our brands as well as Brahma.

          Brewing Capacity. To increase asset utilization and productivity of our brewery network in Argentina, during December 2000 we decided to close down our Lavallol plant used to produce the Bieckert brand and relocate the bottling line and warehouse to the Quilmes brewery. These actions were completed in April 2001. Our installed capacity at December 31, 2002 was approximately 13 million hectoliters.

          Part of our strategic relationship with AmBev involved the contribution by AmBev of its brewery located in Luján, in the province of Buenos Aires. This brewery has an installed capacity of 2.9 million hectoliters and had been used to produce AmBev’s Brahma brand. As of May 2003, this brewery is producing the Brahma, Palermo and Bieckert brands, although the approval of our transaction with AmBev by the Argentine regulators was conditioned, in part, on the sale of this brewery. See “—History and Development—Recent Events—Relationship with AmBev—Approval of the Argentine Antitrust Authorities.” We will, however, continue production at this plant until it is sold, and we have sufficient capacity to produce the Brahma brands at all of our other breweries in Argentina. Indeed, as of May 2003 we have begun to produce the Brahma brand at our facilities for distribution in Argentina.

          We believe our brewing equipment to be modern and technologically advanced. In addition, we have made recent investments to allow us to transport the bulk beer we produce at all of our plants in order to supply our Tucumán bottling facility. During 2002, the Corrientes plant supplied 47% of the beer bottled at the Tucumán facility, the Mendoza plant supplied 36%, the Quilmes plant supplied 16%, and the Zárate plant supplied the rest.

          The following table provides the location of our beer facilities in Argentina, their installed capacity and the geographic areas supplied by these breweries:

Location of Brewery	Installed Capacity	Areas Supplied

	(hectoliters in millions)
Quilmes(1)(3)	5.1	greater Buenos Aires, Atlantic, Central and Southern Regions
Zárate(1)(2)(3)	4.4	greater Buenos Aires, Litoral, Atlantic and Central Regions
Corrientes(3)	1.5	Northeast, Northwest and Litoral Regions
Mendoza(3)	2.0	Western and Southern Regions
Tucumán (bottling facility)	1.2	Northwest Region
Luján(4)	2.9	greater Buenos Aires

(1)	The Quilmes and Zárate breweries also produce non-returnable bottles that are sold throughout Argentina.

(2)	The Zárate brewery produced, among other brands, Heineken for sale throughout Argentina; it also produced Heineken in bulk to be sent to Uruguay for final processing and bottling. As of June 18, 2003, this brewery no longer produces the Heineken brand.

(3)	Produces bulk beer to supply our Tucumán bottling facility for final processing and bottling.

(4)	Contributed by AmBev as part of our strategic relationship. We have been in charge of operations at this brewery since March 2003, although the approval of our transaction with AmBev by the Argentine regulators was conditioned, in part, on the sale of this brewery.

          Malting operations. We currently own two malting plants in the province of Buenos Aires The majority of our malt production is used to supply our own beer plants. Using the barley we purchase from Argentine farmers as discussed below, we ordinarily satisfy all of the malt requirements of our Argentine beer operations and a part of the requirements of our Bolivian, Chilean and Paraguayan operations. In addition, we exported 10,503 tons of malt to Brazil. Only occasional excess production is sold to third parties. In 2002, our malting plant Maltería Tres Arroyos, produced approximately 91,000 tons of malt. In addition, we also own a small malting facility in Llavallol, Buenos Aires. As a further condition to approving some of our transactions with AmBev, the Argentine antitrust authorities have required us to transfer this malting facility to a third party not currently producing beer in Argentina. See “—History and Development—Recent Events—Approval of the Argentine Antitrust Authorities.”

          Distribution. Sales through independent distributors account for approximately 84% of our sales. For our direct sales, we use rented vehicles for direct distribution of our beer to large supermarket chains and to over 28,000 retailers. We operate our distribution system from five facilities and several distribution centers covering different geographic areas. This helps us to more effectively serve our regions of distribution as well as reduce transportation costs, which gives us, we believe, a distinct advantage over our competitors. In 2000, we unified our beer and soft drink distribution centers in Mar del Plata, and we did the same for these centers in Buenos Aires in 2001. As a result of our strategic relationship with AmBev, we will be combining the distribution systems of both companies in Argentina, Paraguay and Uruguay in an effort to reduce costs and take advantage of resulting synergies. Consequently, our percentage of direct and indirect sales as part of total sales may shift in these markets.

Bolivia

          In September and December 2000, we indirectly acquired controlling interests in our previous competitors in Bolivia, CBN and CBNSC, which increased our ownership interest in these entities to 70.34% and 80.92%, respectively. With these acquisitions, QIB increased its market share in Bolivia to approximately 98.1%, according to internal estimates, having previously acquired the breweries CSC and CTq. During the last quarter of 2001, the boards of directors of CBN, CBNSC, CSC and CT decided to merge with and into CBN. As a result of the merger, our indirect ownership interests in these various breweries were consolidated. During 2002, we increased our indirect ownership in CBN to 78.13% and in CTq to 91.95%. In addition, in the fourth quarter of 2002, the boards of directors of CBN, CTq and CBN’s wholly owned subsidiary Enalbo, which produces aluminum cans, decided to merge with and into CBN. Upon completion of this transaction, our indirect ownership in CBN will be 79.55%.

          In order to generate synergies from our brewery acquisitions in Bolivia, we have undertaken various restructuring measures to reduce our cost structure. In 2001, we closed three distribution centers and more clearly delineated our product portfolio to particular consumer segments by eliminating nine of our Size Keep Units (“SKUs”). We also centralized administrative functions. During 2002, we continued the restructuring process by reallocating production among our different plants, eliminating certain formats and brands, and by reducing our headcount by 9%. With these changes, we believe we have realized most of the cost savings resulting from the combination of our businesses in Bolivia.

          The reorganization of our brands and packaging formats have resulted in a better brand mix per region and to better positioning of our one-way packaging relative to returnable bottles in terms of pricing. These successes helped to buoy the average selling prices of our products, which declined only 3% in dollar terms despite an 8% currency devaluation. We were also able to broaden the penetration of our largest brand, Paceña, which alone accounted for a market share of 65.4% during 2002, according to management estimates.

          The Bolivian market is strongly influenced by macroeconomic trends and governmental, regulatory and fiscal policies. In February 2000, the Bolivian government increased excise taxes on beer by 39%, which was partially responsible for a 2% decline in market volumes for that year. The tax increase was eliminated in December 2000, and market volumes for 2001 were virtually the same as those in 2000, despite a continuing economic recession and social unrest that hindered distribution. During 2002, market volumes increased by more than 6% as a result of targeted marketing campaigns and increased consumer confidence leading up to the presidential election held in June 2002. We continue to believe that the Bolivian market offers opportunities for growth due to our strong position in this market, the favorable age distribution of Bolivia’s population and the current relatively low per capita consumption of 20 liters. The table below shows the total hectoliters of beer consumed in Bolivia in each of 2000 through 2002:

Beer Consumption in Bolivia

Hectoliters
in Thousands

2000	1,611
2001	1,624
2002	1,730

Note: Includes both domestically brewed and imported beer.

Source: Management estimates.

          Sales. We cover approximately 51,000 points of sale in Bolivia. Bolivia is a different market for us in that 49% of our sales correspond to the on-premise segment while the supermarket channel accounts for less than 0.5% of our sales. The remainder of our sales occur in the other off-premise segments. The beer market in Bolivia is comprised primarily of returnable formats, and 92% of our sales occur in this format.

          Sales volumes, including exports, increased from 1,593,000 hectoliters in 2001 to 1,688,000 hectoliters in 2002 as a result of successful marketing campaigns, the repositioning of our brand portfolio, and increased consumer confidence due to presidential elections in June 2002. Our total market share was 97.5% for 2002, according to management estimates.

          We had net sales of US$88.7 million, an increase of 2% compared to 2001. This increase was a result of increased sales in terms of volume which was partially offset by the 8% devaluation of the local currency.

          The following table presents our domestic beer sales volume, market share and net sales in Bolivia for the years 2000 to 2002:

Quinsa’s Domestic Beer Sales Volume, Market Share and Net Sales in Bolivia

	2000	2001	2002

Sales volume (hectoliters in thousands)(1)	794	1,590	1,683
Market share	49.5%	98.1%	97.5%
Net sales (in US$ millions) (2)	41.2	86.7	88.7

Source of market share information: Management estimates.

(1)	Includes both domestically brewed and imported beers. Does not include exports of 5,000, 3,000 and 5,000 hectoliters in 2000, 2001 and 2002, respectively.

(2)	Includes exports, if any.

          Geographic Coverage and Brands. We have a broad portfolio of brands and presentations in Bolivia. Our main brand, Paceña, which includes Paceña Pilsener, a national brand; Tropical Extra, a brand sold in tropical regions; and Centenario accounts for approximately 67.1% of our sales in Bolivia. Our other important brands are (1) Taquiña Export, the leader in the Cochabamba market; (2) Ducal, a regional brand for the Santa Cruz area; (3) Huari, a premium brand leader in the Oruro region; (4) Imperial and Pilsener, which are both aimed at the lower income segment of the market; and (5) Maltín, a non-alcoholic liquid malt. There are also four other minor brands in terms of sales, including Heineken, which we imported from Argentina and Holland. Pursuant to its rights under the Memorandum of Agreement between Heineken and Quinsa, Heineken delivered a notice to the Company terminating the trademark license as of June 2003, under which Quinsa produced, marketed and distributed the Heineken brand. See “—History and Development—Recent Events—Settlement with Heineken.” Therefore, we no longer import the Heineken brand into Bolivia.

          In terms of geographic distribution of consumption, La Paz, Bolivia’s capital, accounted for 45% of our volume sales during 2002, Santa Cruz accounted for 33% and Cochabamba accounted for 11%. We own production facilities in each of these regions. The balance of our volume sales was distributed throughout the rest of the country.

          Brewing Capacity. We currently operate 6 breweries with a total brewing capacity of 3.1 million hectoliters. The largest of these breweries is located in La Paz, and it is principally responsible for production of the Paceña brand. We operate 2 breweries in the city of Santa Cruz which primarily produce Maltín, Ducal and Paceña, and our brewery in Cochabamba mostly produces Taquiña, Maltín and Imperial.

          The following table provides the location of our beer facilities in Bolivia, their installed capacity and the geographic areas supplied by these breweries:

Location of Brewery	Installed Capacity	Regions Supplied

	(hectoliters in millions)
La Paz	1.1	Principally La Paz (90% of total production at this brewery)
Santa Cruz (CBN)	0.6	Principally Santa Cruz (89% of total production at this brewery)
Santa Cruz (Ducal)	0.6	Santa Cruz
Taquiña	0.6	Cochabamba
Huari	0.2	Oruro, La Paz and Potosí
Tarija	(+)	Tarija

(+) Capacity: 38,000 hectoliters

          Distribution. As part of our restructuring measures to reduce our cost structure after our acquisitions of CBN and CBNSC, we closed three distribution centers in Bolivia in 2001. As a result, our beer is distributed from the six plants operated by Incesa and from three warehouses located within the country. Sales through independent distributors account for approximately 95% of our total sales volume in Bolivia. For our direct sales, we distribute our products using our own sales force, which accounts for approximately 5.0% of total volume sold and covers 7,300 points of sale.

Chile

          Our beer operations in Chile are conducted through Cervecería Chile S.A. QIB holds, indirectly, a 100% ownership interest in this entity.

          While we originally entered the Chilean market with the expectation that we would be participating in a growing market, this growth has not occurred as expected, and consumption has actually declined by 4% on a per capita basis over the past five years. However, since the entry of Chilean brewer CCU to the Argentine market, our presence in Chile has taken on a strategic significance for us since we are now both competing in each other’s principal market. The following table illustrates beer consumption in Chile in the years 2000 to 2002:

Beer Consumption in Chile

Hectoliters
in Thousands

2000	3,945
2001	3,955
2002	3,978

Note: Includes both domestically brewed and imported beer.

Source: Management estimates.

          Sales. We cover approximately 13,300 points of sale in Chile. Of our total sales in this country, 13% occurred in the on-premise segment, 30% were through supermarket channels, and the remaining off-premise segment accounted for 57% of our sales.

          Sales volumes for 2002 were 432,000 hectoliters, an increase of 1.6% over sales volumes for 2001, while revenues declined 8% to US$22.0 million due primarily to a 9% devaluation of the local currency against the U.S. dollar. Our market share in Chile remained virtually unchanged at 10.8% in 2002 compared to 10.7% in 2001. Although our beer operations have recorded losses since our entry in this market, our earnings before interest, taxes, depreciation and amortization (“EBITDA”) have been positive since 2000.

          The leading format in the Chilean beer market is the 1-liter returnable bottle, which accounts for 58% of total volume, while returnable formats as a whole represent 70% of the total market volume. Non-returnable formats represent 22% of the Chilean beer market with cans accounting for the largest presentation of this kind. Kegs represent an additional 8% of the market, according to management estimates.

          The following table presents our domestic beer sales volume, market share and net sales in Chile from 2000 to 2002:

Quinsa’s Domestic Beer Sales Volume, Market Share and Net Sales in Chile

	2000	2001	2002

Sales volume (hectoliters in thousands)(1)(2)	377	425	431
Market share	9.5%	10.7%	10.8%
Net sales (in US$ millions)(3)	26.3	23.9	22.0

(1)	Imported beers are included in the data above but account for no more than 1% of national market share in any year presented.

(2)	Data does not include sales to our subsidiaries in Argentina and Paraguay which amounted to 33,000 hectoliters and 5,000 hectoliters in 2000 and 2001, respectively. This data also excludes exports to third parties of 1,000 hectoliters in each of 2000 through 2002.

(3)	Includes exports, if any.

          Geographic Coverage and Brands. Our brands are sold throughout Chile. During 2002, we served Chile with three locally-brewed brands, Becker, Báltica and Heineken, and we imported the Paceña brand from Bolivia. Our Becker brand is positioned as an affordable international product; it accounted for 37% of our sales in 2002. Báltica is a higher alcohol content, dry beer aimed at the lower-income segment of the market, and accounted for 40% of our total Chilean beer sales in 2002. Paceña is sold in non-returnable formats, and is sold primarily in the on-premise segment and in supermarkets.

          We targeted the Heineken brand at the premium segment of the market, and sales of this brand represented 22% of our sales in Chile in 2002. However, pursuant to its rights under the Memorandum of Agreement, Heineken delivered a notice to the Company terminating the trademark license as of June 2003, under which Quinsa produced, marketed and distributed the Heineken brand. See “—History and Development—Recent Events—Settlement with

Heineken.” Our management is currently evaluating alternatives to replace this volume. However, if we are not successful in replacing this volume through sales of other brands, our sales in Chile could be significantly impacted.

     In addition, on January 14, 2003, Heineken announced that it would acquire a 50% stake in IRSA which owns 62% of CCU, a substantial beer producer whose share of the Chilean beer market was approximately 89% in 2002, according to our internal estimates. As part of its purchase of the 50% stake in IRSA, Heineken intends to transfer the licensing agreements to produce the Heineken brand in Chile and Argentina to CCU. Thus, if we are unable to find a replacement for the premium segment in Chile that can successfully compete with the Heineken brand, we may not be able to recover any loss of sales resulting from our loss of the Heineken brand.

     Brewing Capacity. We operate one brewery in Chile that is located north of Santiago. The plant currently has a capacity of approximately 0.6 million hectoliters.

     Distribution. In Chile, our sales are primarily direct via a fleet of approximately 50 rented trucks to supermarkets and other retailers in the on- and off-premise segment. Direct sales account for 89% of our total volume sold. We also sell to one distributor which accounts for 11% of our sales. We distribute our products to the metropolitan Santiago area from our brewery outside of Santiago and from our distribution centers in Coquimbo, Talca, Concepción, Temuco and Quilpué for all other regions in the country.

Paraguay

     According to CCR, we are the largest beer producer in Paraguay, a country of 5.8 million people. We conduct our beer operations in Paraguay through Cervecería Paraguaya S.A., in which QIB holds an 81.85% ownership interest. We also conduct glass bottle manufacturing operations through FPV, in which QIB indirectly controls a 73.75% ownership interest.

     The market for beer in Paraguay has traditionally distinguished itself from those in our other countries of operation in certain respects. First, beer has not faced significant competition from wine as an alternative alcoholic beverage. Second, domestic beer has faced significant competition from imported beer, which accounted for a far higher market share in Paraguay than in neighboring countries. Third, the seasonality of our products is lower than in other countries where we operate due to warmer conditions throughout the year.

     In recent years however, consumption of beer in Paraguay has been affected by adverse economic conditions including increased inflation and economic recession. In addition, during 2002, the Paraguayan economy was severely affected by the economic crisis in Argentina: Gross Domestic Product (“GDP”) declined 2.2%, inflation on consumer prices amounted to approximately 15%, and the local currency depreciated 52% against the U.S. dollar. As a consequence of the continued economic decline in Paraguay, per capita consumption of beer has declined 20% over the last five years, and 16% in 2002 alone. Since these conditions have rendered imported beer considerably less affordable in Paraguay (imports accounted for only 1.7% of the market in 2002, according to management estimates, excluding AmBev’s Ouro Fino brand, which we now produce locally), we believe that we have an additional competitive advantage with respect to the brands we sell in this country because we are a local brewer.

     The following table illustrates the total hectoliters of beer consumed in Paraguay for the years 2000 to 2002:

Beer Consumption in Paraguay

Hectoliters
in Thousands

2000	1,980
2001	2,145
2002	1,840

Source: Management estimates.

     Returnable formats accounted for approximately 76% of the total market for beer in Paraguay; the liter and can format represented 64% and 19%, respectively, of the market during 2002, according to management estimates.

     Sales. We cover 51,000 points of sale in Paraguay. The on-premise segment represented 25% of our sales in 2002, while sales to supermarkets accounted for approximately 6.0% of our sales. The remaining 69% of our sales occurred in the other off-premise segments.

     Sales volumes declined 16% to 1,402,000 hectoliters in 2002 as a result of severe economic conditions and, to a lesser extent, competition from AmBev prior to the completion of the transactions related to our strategic relationship. Based on actual knowledge of AmBev’s beer sales in Paraguay, we estimate that our market share in 2002 was 76.1%. Based on this same information from AmBev, we revised downward our market share for 2001 from 83.5% to 78.1%.

     During 2002, the devaluation of the local currency in Paraguay far surpassed consumer inflation in terms of degree. In this economic environment, we focused on defending our margins by increasing our prices by an average of 18%, while inflation was less than 15%. When measured in terms of U.S. dollars, however, our average prices declined approximately 18%.

     Our revenues for 2002 were US$57.0 million, a 31% decline from 2001. This decline resulted, in approximately equal parts, from the decline in sales volume and the effects of the devaluation.

     The following table presents our domestic beer sales volume, market share and net sales for each of 2000 through 2002:

Quinsa’s Domestic Beer Sales Volume, Market Share and Net Sales in Paraguay

	2000	2001	2002

Sales volume (hectoliters in thousands)(1)	1,603	1,675	1,402
Market share(1)	81.0%	78.1%	76.1%
Net sales (in US$ millions) (2)	84.8	82.9	57.0

Source: CCR/IRI and Company estimates.

(1)	Includes domestically brewed and imported beers.

(2)	Includes exports, if any.

     Geographic Coverage and Brands. We produce and distribute four principal domestic brands which are sold throughout Paraguay. Our main brand, and the leading national brand in Paraguay, is Pilsen, with an estimated market share of 41.1% in 2002 according to internal estimates.

     Our Dorada brand is aimed at the urban markets of the country’s interior, while Baviera, our third brand, is positioned as a premium beer. These brands, together with the Quilmes brand, accounted for approximately 36% of our sales volume in 2002. Cevecería Paraguaya also sells four other brands: Bremen and Joia, which are both targeted at the low price segment of the market, the Shandy brand, as well as Heineken, which was imported from Holland. Pursuant to its rights under the Memorandum of Agreement between Heineken and Quinsa, Heineken delivered a notice to the Company terminating the trademark license as of June 2003, under which Quinsa produced, marketed and distributed the Heineken brand. See “—History and Development—Recent Events—Settlement with Heineken.” Therefore, we have discontinued the sale of Heineken in Paraguay. However, as a consequence of our strategic relationship with AmBev, as of February 2003, we sell AmBev’s two brands, Brahma and Ouro Fino, in Paraguay. Together, these two brands had a joint market share of 19% in 2002, according to our estimates.

     Brewing Capacity. We made investments at our Ypané brewery which doubled the capacity of the brewery to 2.0 million hectoliters in 2001. These investments also allowed us to create efficiencies by producing cans and brewing Quilmes locally. In addition, we closed our Asunción brewery in 2000, which allowed us to reduce labor and production costs. Thus, we have been able to increase our capacity while reducing our costs. In addition, our brewing capacity at the Ypané brewery increased during 2002 to 2.2 million hectoliters.

     As part of our strategic relationship, AmBev contributed the small brewery where it had been producing its Brahma and Ouro Fino brands to the Company. During April 2003, we closed this brewery and we transferred production of AmBev’s two brands to our Ypané brewery.

     Distribution. We distribute our beer from the Ypané plant as well as from four distribution centers. We distribute our beer through direct sales in the cities of Asunción and greater Asunción, Encarnación, Capitán Miranda, Ciudad del Este, Hernandarias, Presidente Franco, Villa Rica and Coronel Oviedo. We conduct our direct sales exclusively on a pre-sell system covering more than 21,000 points of sale, 71% of which are in the capital city of Asunción. Direct sales accounted for 42% of our total sales during 2002. The rest of our sales are conducted through 114 distributors. As a result of our strategic relationship with AmBev, we will be combining the distribution systems of both companies in Argentina, Paraguay and Uruguay in an effort to reduce costs and take advantage of resulting synergies. Consequently, our percentage of direct and indirect sales as part of total sales may shift in these markets.

Uruguay

     With a population of 3.3 million, Uruguay is our smallest market in terms of beer sales, although we are the leading beer producer in this market based on our internal estimates. Our beer operations in Uruguay were conducted through FNC until November 2001, when the merger between FNC and EUSA, our soft drink bottling subsidiary, was approved. As result of this merger, QIB holds a 59.64% ownership interest in the combined entity, EUSA, which has changed its name to FNC S.A. As a consequence of the merger between FNC and EUSA, we closed our soft drink bottling facility in Montevideo, and manage both our beer and soft drink business out of our brewery in Uruguay. The consolidation of these operations has created operational synergies for us and has led to cost reductions.

     In 2000, AmBev, with Danone, acquired a controlling interest in Compañía Salus S.A. (“Salus”), and QIB also increased its ownership interest in Salus to 34.66%. AmBev also acquired a controlling interest in the third Uruguayan brewery Cympay S.A. (“Cympay”), making the Brazilian brewer the second largest in the Uruguayan beer business. As part of our strategic relationship, AmBev contributed the breweries and beer businesses of Salus and Cympay to the Company. See “—Brewing Capacity.”

     The Uruguayan economy has been steadily contracting during recent years, and particularly so in 2002, as a result of the economic crisis in Argentina. As a result, beer market volumes in Uruguay declined by 16.5% to 519,000 hectoliters in 2002. The following table shows the consumption of beer in Uruguay from 2000 to 2002:

Beer Consumption in Uruguay

Hectoliters
in Thousands

2000	688
2001	621
2002	519

Note: Includes domestically brewed and imported beer.

Source: Company estimates.

     Based on our estimates, returnable formats account for approximately 91% of the beer market in Uruguay, while the liter and can formats represented 94% and 3%, respectively, of the market during 2002. In terms of breakdown by sales channel, on-premise consumption accounted for 27% of the total market, while supermarkets and other off-premise sales channels accounted for 14% and 59%, respectively.

     Sales. We cover over 23,500 points of sale in Uruguay. 32% of our sales occurred in the on-premise segment, while supermarket channels accounted for 10% of our sales, and the remaining off-premise segment accounted for 58% of our sales.

     Volumes declined 21% to 269,000 in 2002, as a result of severe economic conditions and, to a lesser extent, as a result of competition from AmBev prior to the completion of our strategic relationship. Based on actual knowledge of AmBev’s beer sales in Uruguay, we estimate that our market share in 2002 was 51.9%. Based on this same information from AmBev, we revised downward our market share for 2001 from 57.7% to 54.6%.

     During 2002, the local currency devalued by approximately 84% against the U.S. dollar, which far surpassed consumer inflation in terms of degree. In this economic environment, the Company focused on defending its margins by increasing prices. However, because consumer inflation was approximately 26% for 2002, our average prices still declined approximately 22% when measured in terms of U.S. dollars.

     Our revenues for 2002 were US$14.2 million, a 39% decline compared to 2001 revenues. Approximately 57% of this decline was due to decreased sales volumes, while the balance was due to the effects of devaluation.

     The following table provides information regarding our beer sales volume, market share and net sales in Uruguay for the years 2000 to 2002:

Quinsa’s Beer Sales Volume, Market Share and Net Sales in Uruguay

	2000	2001	2002

Domestic sales volume (hectoliters in thousands)	375	340	269
Market share	54.5%	54.6%	51.9%
Exports (hectoliters in thousands)(1)	31	11	6
Net sales (in US$ millions) (2)	26.1	23.2	14.2

(1)	Represent exports to southern Brazil and, in 2000, sales to our operating subsidiary in Paraguay that amounted to 16,000 hectoliters.

(2)	Includes exports, if any.

     Geographic Coverage and Brands. Our beer brands accounted for 51.9% of all beer sold in Uruguay in 2002 with our Pilsen brand being the leading national brand and accounting for 42.3% of the market, based on management estimates. Our beer is sold in all regions of Uruguay, with approximately 57.4% of our sales volume occurring in the metropolitan area of Montevideo, which accounts for 1.3 million of Uruguay’s total population. We serve this market with three domestic brands and four imported brands. The leading brand in Uruguay is our domestic brand, Pilsen, which in 2002 accounted for approximately 82% of our beer sales by volume. Pilsen is positioned as a standard beer; it is strong in all regions of the country, but particularly so in the interior. Our other Uruguayan brands are Doble Uruguaya and Zillertal. Doble Uruguaya targets traditional beer consumers in Uruguay, while Zillertal is our premium brand in this market.

     In the import segment of the market, we offered the Heineken brand in addition to Quilmes, Iguana and Liberty brands. Pursuant to its rights under the Memorandum of Agreement between Heineken and Quinsa, Heineken delivered a notice to the Company terminating the trademark license as of June 2003, under which Quinsa produced, marketed and distributed the Heineken brand. See “—History and Development—Recent Events—Settlement with Heineken.” Therefore, we have discontinued the sale of Heineken in Uruguay. However, as a consequence of our strategic relationship with AmBev, as of February 2003, we sell AmBev’s brands, principally Norteña and Patricia, in Uruguay. Together, these two brands had a joint market share of 43.9% in 2002, according to our estimates.

     Brewing Capacity. We operated just one brewery in Uruguay during 2002, which was located in Montevideo. This brewery currently has an approximate annual capacity of 0.8 million hectoliters, a capacity significantly greater than Uruguayan demand. As part of our strategic relationship, AmBev has contributed the beer businesses of Salus and Cympay, each of which included a brewery, to the Company. The brewery from Salus had been producing AmBev’s Patricia brand and the brewery from Cympay had been producing its Norteña brand. During April 2003, the Cympay brewery was closed and we transferred production of the Norteña brand to our plant in Montevideo.

     Distribution. For 2002, approximately 56% of our total sales in Uruguay were indirect sales through 22 distributors, while approximately 44% of total sales were conducted directly by the Company’s sales force, who cover 5,500 points of sale including wholesalers and supermarkets. As a result of the merger of FNC and EUSA, we closed our soft drink plant, and now we sell and distribute our beer and soft drinks jointly. We deliver our products in the metropolitan area of Montevideo from our production facility there as well as through four distributors, while we have 18 distributors of our beer and soft drinks in the interior of Uruguay. As a result of our strategic relationship with AmBev, we will be combining the distribution systems of both companies in Argentina, Paraguay and Uruguay in an effort to reduce costs and take advantage of resulting synergies. Consequently, our percentage of direct and indirect sales as part of total sales may shift in these markets.

Soft Drink and Bottled Water Operations

     Argentina and Uruguay, with populations of approximately 37 million and 3.3 million people, respectively, are characterized by relatively low per capita consumption of soft drinks. In 2002, the average person in Argentina and Uruguay consumed approximately 81 liters and 59 liters, respectively, according to management estimates.

     Our sales of soft drinks in Argentina and Uruguay began in December 1999 with the acquisition of Baesa, the largest PepsiCo® bottler in Argentina and the sole PepsiCo® bottler in Uruguay. Baesa conducted its soft drink operations in Uruguay through EUSA, its wholly-owned subsidiary. After receiving approval from the relevant governmental authorities, Baesa merged with CMQ, a majority shareholder of Baesa and our beer subsidiary in Argentina, in March 2001. CMQ is the surviving entity, and the Baesa business has become the soft drink division of our Argentine business. Having chosen to focus on expanding its ownership interest in PepsiCo® franchises in Argentina and Uruguay, QIB sold its 57.97% equity stake in Paresa, a Coca-Cola® franchise in Paraguay, to Coca-Cola® Interamerican Corporation in October 2000.

     The synergies resulting from the merger of Baesa have benefited both beer and soft drink operations through cost reductions and through the adoption of more efficient fiscal policies. For example, we unified certain distribution centers of CMQ and Baesa including the warehousing and delivery of beer and soft drinks in Buenos Aires and Mar del Plata. In addition, the volume of soft drinks sold through distributors increased due to the integration of the distribution networks of CMQ and Baesa. During October 2002, we further merged our Argentine beer and soft drinks operations, including unifying their administration, so that they ceased to operate as separate businesses.

     In December 2000, CMQ acquired a 99.21% equity stake in EDISA, the second largest PepsiCo® bottler in Argentina. Beginning in August 2001, EDISA and CMQ agreed that EDISA would manufacture and bottle the PepsiCo® brands while CMQ would continue the sale and distribution of these brands. In December of 2002, the boards of directors of CMQ, EDISA and Coroplás S.A. (a wholly-owned subsidiary of CMQ that produces crown bottle tops) voted to merge these companies with and into CMQ, which will remain the surviving entity. The companies executed a merger agreement which will be submitted to the respective shareholders of each company for approval.

     In 2001, we began managing our soft drink operations in Argentina and Uruguay as separate businesses. In November 2001, we merged our beer operations in Uruguay conducted through FNC with our soft drink operations conducted by EUSA. This involved closing the soft drink facility owned by EUSA and adapting FNC’s brewery to accommodate the soft drink lines. Upon the merger, EUSA remained the surviving entity in which QIB holds a 59.67% ownership interest. On November 11, 2002, EUSA changed its name to FNC S.A. in order to preserve the more recognized initials of FNC. Based on management estimates, we currently control more than 84% of the production and sale of PepsiCo® carbonated soft drinks in Argentina and 100% in Uruguay.

     Until March 2001, Baesa and EDISA sold four water brands in Argentina: Glaciar, Villa de los Arroyos, La Moderna and Sierras del Sur. We acquired the Glaciar and Villa de los Arroyos brands of water as part of our acquisitions of Baesa and EDISA, and sold these mineral water businesses to Hecatón S.A. (“Hecatón”) during the first quarter of 2001. As of April 2001, we no longer consolidate the Glaciar and Villa de los Arroyos businesses in our financial statements. We hold a 49% ownership interest through QIB in Hecatón.

     Prior to December 2001, Hecatón leased the assets related to the mineral water businesses of Glaciar and Villa de los Arroyos to Eco de los Andes, our joint venture with Perrier Vittel, which we spun off as a separate company in 1999. On December 12, 2001, the board of directors of Eco de los Andes began negotiations with Hecatón S.A. to merge the two companies. The boards of directors of the two companies agreed to the merger because they believed it would enable them to take advantage of potential synergies and economies of scale. This merger was approved by the Argentine regulators during the second quarter of 2002.

     Our current mineral water business in Argentina mainly comprises the Eco de los Andes and Glaciar brands which we manage through our 48.95% minority participation in Eco de los Andes. We account for our participation in the joint venture under the equity method of accounting. See Note 3 to the Consolidated Financial Statements for details. After the sale of the Glaciar and Villa de los Arroyos bottled water assets to Hecatón, CMQ’s only bottled water sales during 2002 resulted from the sale of minor regional brands, including La Moderna and Sierras del Sur. See Note 3 to our Consolidated Financial Statements.

     Sales. In 2002, net sales in Argentina for soft drinks (including water, juices and isotonic beverages) amounted to US$107.3 million, or 22.9% of our consolidated net sales. Together, Baesa and EDISA, sold 5.3 million hectoliters of soft drinks and 0.1 million hectoliters of bottled water during 2002. According to Nielsen Argentina, CMQ’s market share in greater Buenos Aires, the most densely populated region in Argentina, was 22.6% of the total greater Buenos Aires market for soft drinks and bottled water.

     In Uruguay, EUSA, now FNC S.A., had net soft drink sales of US$8.6 million, and sold 0.2 million hectoliters of soft drinks and water in 2002. Its market share for soft drinks in Uruguay was 11.3% according to A.C. Nielsen.

     In contrast to our beer sales, soft drinks in non-returnable packaging accounted for more than 90% of our soft drink sales in Argentina and Uruguay in 2002, with a growing tendency towards sales of our 1.5 liter, 2 liter and 2.25 liter containers, which accounted for 76.5% of our total soft drink sales. This preference for large format packaging is a result of the unfavorable economic situation in Argentina and Uruguay, which has led consumers to opt for the more cost-effective presentations. However, our introduction of the returnable glass bottle is reversing this trend.

     Terms of Sale. Most of our sales of soft drinks and water are made on a credit basis. Due to the effect of the Argentine economic crisis and management’s focus on reducing our working capital, average credit terms for our soft drink sales were reduced from 33 days in December 2001, to 21 days in December 2002. The length and other terms of the credit extended often depend on competitive factors and the strategic importance of the particular outlet.

     Points of Sale. Our soft drink products are sold to more than 338,000 points of sale, 315,000 of which are located in Argentina and 23,000 of which are located in Uruguay. In 2002, supermarkets accounted for approximately 25% of our volume sold in Argentina and approximately 30% in Uruguay.

     Geographic Coverage. At the time of its acquisition by CMQ, EDISA owned bottling facilities in the cities of Tucumán, Rosario and Resistencia in Argentina, and its franchise covered nine Argentine provinces. During 2001 we closed 3 soft drink bottling facilities located in Rosario, Resistencia and Buenos Aires, in order to reduce costs and eliminate redundancies in our operations. Also during 2001, we incurred different costs through CMQ related to the introduction and further distribution of soft drinks that allowed CMQ to begin commercial activities in the province of Neuquen and certain areas of Rio Negro and La Pampa.

     Brands. With merger of Baesa and CMQ, CMQ now owns exclusive rights to produce, sell and distribute PepsiCo® soft drink products, including Pepsi Cola®, Pepsi Cola Light®, Pepsi Twist®, Pepsi Max®, Seven-Up®, Seven-Up Light®, Mirinda®, Paso de los Toros®, Kasfruit Juice®, Kas®, Tropicana® and Gatorade®. In December 2001, we introduced ready-to-drink Tropicana and started manufacturing and distributing Gatorade nationwide, so that we now distribute the three lines of PepsiCo beverages. During 2002, we launched Pepsi Twist, and introduced the Gatorade Fierce line of products.

  Distribution.

     In 2002, approximately 55% of our sales volume in Argentina was distributed directly by our sales force, while 45% was distributed indirectly. For Uruguay, 44% of our sales volume was direct sales, while 56% was sold through our distributors.

     Direct Distribution. Direct distribution includes sales to supermarkets, grocery stores, convenience stores and kiosks as well as sales to the on-premise market segment such as bars and restaurants. In Argentina, we use rented vehicles for direct distribution of our soft drink brands to large supermarket chains and to over 62,000 retailers from our distribution centers. In 2000, we unified our beer and soft drink distribution centers in Mar del Plata, and we did the same for these centers in Buenos Aires in 2001. We also control seven other distribution centers in Córdoba, Tucumán (from where we also began to distribute beer to supermarkets in 2002), Resistencia, Rosario, Santa Fe, Santiago and Trellew from which we only distribute our soft drink brands; however, we intend to unify our beer and soft drink distribution in these cities as well. By the second half of 2003, we will have unified our beer and soft drink distribution centers in Rosario.

     Indirect Distribution. Indirect distribution includes sales to distributors and wholesalers. Distributors may distribute our products only in specified geographic areas, whereas wholesalers are not restricted geographically.

     The following table shows, for each of our countries of operation for the year ended December 31, 2002, the approximate percentage of total soft drink sales by volume accounted for by independent distributors, the approximate number of distributors operating in each country and the approximate number of points of sale covered:

Soft Drink Sales through Independent Distributors

	Argentina		Uruguay

Percentage of Total Sales	45%		56%
Number of Distributors	200	(*)	22
Points of Sale Covered (in thousands)	255		18

(*)	Includes 45 distributors who only distribute our soft drinks and 155 distributors who distribute both our soft drink and beer products.

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

SEASONALITY

     Our sales in all of the southern cone markets are impacted by seasonal changes. The largest percentage of our sales occur in the first and fourth quarters of the calendar year during the summer season in the Southern Hemisphere, although this is more the case for our beer sales. The following charts show a breakdown of volume sales by quarter as a percentage of total annual sales for each market in which we sell beer and soft drinks:

	Beer Volume Sales by Quarter as a Percentage of Total Annual Sales

	1st Quarter			2nd Quarter			3rd Quarter			4th Quarter

	2000	2001	2002	2000	2001	2002	2000	2001	2002	2000	2001	2002

Argentina	31%	33%	30%	18%	18%	17%	19%	20%	18%	32%	29%	35%
Bolivia	14%	25%	22%	11%	23%	20%	24%	23%	27%	51%*	30%	31%
Chile	29%	31%	31%	18%	17%	17%	19%	19%	20%	33%	32%	32%
Paraguay	29%	29%	30%	20%	19%	18%	19%	20%	22%	32%	32%	30%
Uruguay	27%	28%	29%	15%	14%	15%	14%	17%	14%	44%	41%	41%

*	Because we acquired our competitor CBN, the largest Bolivian brewery during the last quarter of 2000, Bolivian volumes for that quarter are significantly greater as a percentage of total sales for the year.

	Soft Drink Value Sales by Quarter as a Percentage of Total Annual Sales

	1st Quarter			2nd Quarter			3rd Quarter			4th Quarter

	2000	2001	2002	2000	2001	2002	2000	2001	2002	2000	2001	2002

Argentina	29%	30%	28%	20%	20%	20%	22%	22%	22%	29%	27%	30%
Uruguay	33%	33%	35%	21%	21%	23%	19%	19%	19%	28%	27%	23%

RAW MATERIALS

  Raw Materials – Beer

     Beer production involves several raw materials. The main ingredient in beer is malt, a product made from germinated and roasted barley. Malt is mixed with water, hops and corn grits or rice in various proportions until the desired taste is obtained. The resulting mixture is called wort. Wort is malt that has fermented with selected yeasts to produce beer, which is then filtered, pasteurized and bottled. Aside from these natural ingredients, beer production also relies on other raw materials such as bottles, aluminum cans, labels and crown tops.

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

     As described above, we purchase malt locally for our operations in Argentina. For our operations in the other southern cone markets, we purchase malt from third party suppliers, and occasionally from our operations in Argentina.

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

     Due to the economic situation in Argentina, towards the end of 2001, we began to purchase most of the raw materials that we used to import from local suppliers for our Argentine business. Although we did not experience any supply problems in 2002, if economic conditions worsen, even our local suppliers of raw materials may have difficulty providing such materials in the future. Furthermore, since all commodities are pegged to international prices, their prices are necessarily volatile and any devaluation of the currencies of the countries in which we operate could impact our direct costs associated with the purchase of these raw materials.

     We purchase most of our requirements for bottles in Argentina from local suppliers and, on occasion, from our subsidiary FPV in Paraguay. In Chile, we purchase our bottles from local suppliers, and in Bolivia, we purchase our bottle requirements locally. In Paraguay, we purchase our bottles locally from FPV, and in Uruguay, we purchase bottles from local suppliers. We purchase locally most of our aluminum can and can end requirements for our operations in Argentina. CBN holds 99.11% of Envases de Aluminio Boliviano S.R.L. which produces all of the aluminum can requirements for our breweries in Bolivia. We purchase aluminum cans locally for our requirements in Chile, and we import aluminum cans from Argentina to satisfy our requirements in Paraguay and Uruguay.

     In Argentina, as of August 2002 when we stopped purchasing some of our label requirements from Belgium, we purchase all of our label requirements for our operations in Argentina locally. Labels are purchased locally for our requirements in Bolivia; we purchase labels locally for our requirements in Chile; and we import labels from various countries for our requirements in Paraguay and Uruguay. In Argentina, Bolivia and Paraguay, crown tops are purchased locally, and a small portion are imported from Brazil; in Chile, we import them from Mexico; and in Uruguay, we imported them from Argentina and Brazil.

  Raw Materials – Soft Drinks and Bottled Water

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

     Our other important cost is related to the concentrate that we purchase from PepsiCo in local currency. Under the terms of our franchise arrangements, we must purchase all concentrate used to make PepsiCo® soft drinks from PepsiCo or its affiliates.

     In March 1998, Baesa entered into a five-year supply agreement with Alusud Argentina S.A. (“Alusud”), a wholly-owned subsidiary of Alcoa Latin America Holdings Corp. (“Alcoa”), to supply us with preforms (which we use to blow into our plastic PET bottles). We are in the process of renewing this supply contract for an additional 5-year term. Under this agreement, Alusud manages and operates our preform plant in Buenos Aires and supplies us with 100% of our preform requirements. We purchase our preform requirements in Uruguay from Alcoa.

     During 2002, we introduced a returnable 1.25 liter glass bottle in the Argentine market. We purchase these bottles locally. We also purchase our 12-ounce bottles for the on-premise segment locally and from our Paraguayan subsidiary, FPV.

     None of the raw materials or supplies that we use is currently in short supply. In the past five years, we have experienced no material difficulties in obtaining adequate supplies of necessary materials and expect that we will be able to continue doing so in the future, although we may experience shortages of some of these materials in the future due to factors beyond our control. We do not believe that we are dependent on any one supplier for a material portion of any of our raw materials with the exception of the concentrate we purchase from PepsiCo. See “— Relationship with PepsiCo” below. If necessary, we could satisfy our raw material requirements, other than concentrate used to make PepsiCo® soft drinks, from alternative suppliers.

MARKETING IN THE SOUTHERN CONE MARKETS

   Marketing — Beer

     Product Presentations. We sell 33 different brands of beer in 11 different presentations through all major channels of distribution throughout all of our markets. The vast majority of our beer sales in the southern cone markets are made in glass containers of various sizes. Our most important packaging is the one-liter returnable bottle, which represented more than 90% of our total beer sales volume in Argentina in 2002. This reflects the price advantage of the one-liter returnable packaging over others as well as traditional consumer preferences. Even though we have launched different non-returnable formats over time, the economic situation in most of our markets has led us to focus on returnable packagings. In 2002, aluminum can sales accounted for about 3.0% of our total sales volume in Argentina. Elsewhere, our volume of aluminum cans sold represented 5.8% in Bolivia, 12.7% in Chile, 13.0% in Paraguay and 1.4% in Uruguay. In Chile and Paraguay, the sales of this presentation increased significantly once local production of cans began in late 1999. We also sell a 5-liter disposable keg in Argentina which is sold primarily through supermarkets. We sell 30-liter kegs in all of our markets and 50-liter kegs in all of our markets except for Paraguay and Bolivia.

     We believe we have led packaging innovation in our markets over the years. In 2000, we launched 1/2 liter glass and PET non-returnable bottles under the Quilmes brand, the latter of which was the first to be introduced in the Argentine market. We also introduced a one-liter non-returnable bottle for the Heineken and Iguana brands in Argentina. In Uruguay, we introduced Pilsen in 1/2 liter non-returnable bottles. In Chile, we produce Becker and Báltica beer in a range of locally produced returnable and non-returnable bottle presentations with twist-off tops. In 2001, we launched a special Quilmes bottle of approximately 1/3 of a liter, with a sleeve decorated based on various themes; a limited edition 5 liter keg; a variety of new designs on our Quilmes cans; and a “shaped can” for the Quilmes Cristal brand as well. During 2002, we introduced a new one-liter returnable bottle for our Becker brand in Chile.

     Advertising and Promotional Activity. We invest in advertising and promotional activities to support the launch of new brands and packaging formats as well as to maintain the visibility of our other national and regional brands. We advertise and promote our beer primarily through television and radio campaigns and, to a lesser extent, through other media such as newspapers and magazines with large circulations, and billboards in strategic locations including stadiums and major intersections. We also use sponsorship of popular and highly publicized sports and other recreational events as well as sponsorship of individual sports teams as a means of advertising and marketing our products.

     During 2001, we continued to focus our marketing efforts on sports sponsorships including sponsorship of the national soccer team, the national rugby squad and the national basketball team in Argentina. We also sponsored the two most popular soccer teams in Argentina, one soccer team in Uruguay and various soccer teams in Bolivia. During 2002, our Quilmes brand ceased to sponsor local soccer teams in Argentina except for a second-division soccer team based in Quilmes, but we continue to sponsor the national soccer team. This sponsorship was particularly important for us in 2002, a year in which the World Soccer Championship was played. We sponsored three national squads during this tournament, a major sporting event held every four years and followed by hundreds of millions of viewers worldwide.

     We increasingly engage in various “point of purchase” promotional activities at the trade level. In the on-premise segment, we place special emphasis on ensuring that our main outlets are easily identifiable through the use of promotional sun umbrellas, tables, chairs and draft beer columns displaying our brand logos. In Argentina, we have also established a trade marketing department which has been effective in coordinating consumer promotions and joint promotions with other brands, regions, channels and companies, in order to maximize the resources we devote to advertising and promotional activities. Also in Argentina, we have worked closely with our distribution network to provide proprietary merchandising manuals, supplementary training, benchmarking activities, marketing and sales software and advice on optimal infrastructure designs, among other actions.

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

     For 2002, our total investment in beer promotion and advertising as a percentage of sales was 9.8% in Argentina, 6.4% in Bolivia, 16.3% in Chile, 8.3% in Paraguay and 22.9% in Uruguay. We expect that as a consequence of our strategic relationship with AmBev, our investment in advertising and promotion will decline in the future as a percentage of revenues.

     Pricing. There is no regulation of wholesale or retail beer prices in our countries of operation. In pricing our products, we consider many factors, which vary in individual importance from time to time. These factors include general economic conditions, the success and profitability of our various product presentations, the prices of our competitors’ products, the prices of substitute products such as wine and soft drinks, the effects of inflation and taxes as well as the level of costs.

Marketing — Soft Drinks and Bottled Water

     Product Presentations. Most of our products are sold in one-way presentations, principally PET bottles and cans. In any franchise area, we may sell products in as many as ten different packagings. PepsiCo must approve all of the packaging formats that we use for PepsiCo® soft drinks. In 2001, we introduced a new 12 ounce bottle (replacing the 10 ounce bottle) for the on-premise segment, the most profitable segment in the market. In 2002, we also introduced an 8-ounce bottle for the Seven-Up and Pepsi brands, targeted at kiosks and small grocery and convenience stores.

     In order to reduce costs associated with one of our major raw materials used to produce plastic bottles for our soft drinks, and to make our products more affordable, we introduced the 1.25 liter returnable glass bottles in mid 2002, after meeting with initial success during trials in selected locations during the second half of 2001. This format has met with continued success; by March 2003, it accounted for 15% of our sales. We invested a total of US$7 million to introduce this new packaging format, of which, US$5 million was used to purchase bottles and crates.

     Advertising and Marketing Activity. During 2002, we made a strategic decision not to participate in the B-brand segment of the market. Instead, we focused on promoting our leading brands through marketing campaigns, new product launches and packaging innovations. In addition to the introduction of the 1.25 liter returnable glass bottle, we also (i) narrowed the price gap between the Mirinda brand, which we had used to compete in the B-brand segment, and the Pepsi and Seven-Up brands; (ii) launched Pepsi Twist, which was well received in the consumer market; and (iii) launched the Gatorade Fierce line of products.

     Also, through Pepsi, we began sponsoring a popular Argentine soccer team in 2002. Our relationship with PepsiCo includes a marketing element to support the PepsiCo beverages we distribute in each of our franchise territories. See “—Relationship with PepsiCo” below.

COMPETITION IN THE SOUTHERN CONE MARKETS

     Competition — Beer

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

     The beer business in each of our countries of operation has been characterized by strong competition among the major brewers. The participants in these markets include major local and international concerns with substantial financial resources and particular industrial strengths. In recent years these major competitors had expanded into new markets, engaged in intensive advertising and promotional campaigns and introduced new brands. We have increased our advertising and promotion expenditures as new competitors entered the market with the objective of building brand equity and protecting our market share. The consummation of our transactions with AmBev in January 2003, however, has changed the competitive environment in the southern cone markets somewhat, since this alliance combines the two largest beer companies in Argentina, Paraguay and Uruguay.

     We face competition from Warsteiner Brauerei Hans Cramer GmbH & Co. (“Warsteiner”), a large German brewer that serves the Argentine market from its 1.2 million hectoliter brewery at Zárate, also near Buenos Aires. We also compete with CCU of Chile which acquired the regional Argentine breweries Campañía Industrial Cervecería Salta S.A., Cervecería Santa Fé S.A. and Cervecería Córdoba S.A. CCU’s share of the Chilean beer market in 2002 was approximately 89%. CCU of Argentina entered into a brewing joint venture with Anheuser-Busch Companies, Inc. (“Anheuser-Busch”), the world’s largest brewer, to produce, market and distribute Anheuser-Busch’s Budweiser brand in Argentina. The joint venture also distributes the brands produced by CCU’s Argentine breweries, which have an installed capacity of 2.9 million hectoliters in Argentina.

     Subsequent to the termination of our relationship with Heineken, on January 14, 2003, Heineken announced that it would acquire a 50% stake in IRSA which owns 62% of CCU. As part of its purchase of the 50% stake in IRSA, Heineken intends to transfer the licensing agreements to produce the Heineken brand in Chile and Argentina to CCU. Therefore, we will begin to compete with Heineken, through CCU, in at least some of our markets.

     Until January 31, 2003, we also faced competition from AmBev, who served the Argentine market from its 2.9 million hectoliter brewery at Luján, near Buenos Aires. As a condition to approving some of our transactions with AmBev, the Argentine antitrust authorities have required AmBev to transfer this brewery to a foreign purchaser. See “Item 4—Information on the Company—History and Development—Relationship with AmBev—Approval of the Argentine Antitrust Authorities.”

     In Argentina, we have met the challenge of increased competition by giving our sales force greater autonomy to make sales decisions more quickly in response to location-specific needs. However, the economic crisis and peso devaluations in Argentina may make it less expensive for international concerns to make investments in Argentina. Consequently, a continuation of adverse economic conditions in Argentina may result in increased competition in our Argentina markets. We intend to continue with strategies designed to maintain or improve our competitive position in our markets but we cannot assume that these strategies will be successful. Any loss of market share could be permanent. Competition in the beer market may take the form of aggressive price discounting, which could have a negative impact on our results of operations. According to Nielsen Argentina, our market share of the Argentine beer market in 2002 was 64.5%, compared with 67.1% in 2001 and 67.7% in 2000. After giving effect to our strategic relationship with AmBev, and until we have sold our beer brands pursuant to the requirements of the Argentine antitrust authorities, we calculate our share of the beer market to be above 80%. See “—History and Development—Recent Events—Relationship with AmBev.” However, we cannot guarantee that the economic situation in Argentina or other factors such as aggressive action by our competitors will not cause us to lose market share in our most important market.

     Due to the acquisition of our two previous competitors, CBN and CBNSC, our market share in Bolivia increased to approximately 98.1% in 2000 and remains above 97%. Our only competition is from imported beer and minor local brewers.

     In Chile, we continue to be the new entrant challenging the leadership of CCU. As a result of the repositioning of our two main brands in Chile, Becker and Báltica, and the roll-out of Heineken throughout Chile by the end of 2001, our domestic volume sales have continued to increase. Our sales volume increased during 2002 due to the strong performance of all three brands; sales of Heineken represented 22% of our total sales volume in Chile. Pursuant to its rights under the Memorandum of Agreement between Heineken and Quinsa, Heineken delivered a notice to the Company terminating the Heineken License, under which we produced, marketed and distributed the Heineken brand. See “—History and Development—Recent Events—Settlement with Heineken.” Therefore, as of June 2003, we no longer produce nor sell the Heineken brand. Subsequent to the termination of our relationship with Heineken, on January 14, 2003, Heineken announced that it would acquire a 50% stake in IRSA which owns 62% of CCU. As part of its purchase of the 50% stake in IRSA, Heineken intends to transfer the licensing agreements to produce the Heineken brand in Chile and Argentina to CCU. Therefore, we will begin to compete with Heineken through CCU in at least some of our markets, including Chile where Heineken represented a significant portion of our sales. We cannot guarantee that we will be able to replace our lost sales due to our loss of the Heineken brand, nor can we assure you that our sales volume will continue to increase in the future.

     In Paraguay and Uruguay, our main competitor during 2002 was AmBev, whose sales accounted for approximately 19% and 46% in these markets, respectively. Our strategic relationship with AmBev gives us a combined market share of 95% in Paraguay and 97% in Uruguay based on management estimates.

     Competition — Soft Drinks

     The soft drink industry is highly competitive. Our main competitors are local bottlers of Coca-Cola® brands and bottlers of second-tier brands (“B-brands”). In recent years, B-brands have substantially increased their presence in our core markets. These actions eroded Baesa’s market share in the Buenos Aires metropolitan area, the main region in Argentina, from approximately 27% in 2000 to approximately 23% in 2002. In 2002, our market share in Uruguay was 11.3%. We respond to competition in our soft drink markets through marketing and promotions in diverse segments.

     B-brands have historically competed based on their price. Due to worsened economic conditions in our markets, these brands are having greater difficulty negotiating terms with suppliers and with clients, notably supermarkets. This has led to difficulties in terms of financing their working capital and therefore, we expect competition from low-priced brands to be less aggressive in the future. In addition, their access to financing for capital expenditures is restricted, and therefore, their ability to follow our initiatives such as the introduction of returnable glass bottles is limited.

     In 2000, AmBev, with Danone, acquired a controlling interest in Salus, and QIB also increased its ownership interest in Salus to 34.66%. Salus sells mineral water as well as beer in Uruguay, and when AmBev transferred its interest in Salus to Quinsa pursuant to our strategic relationship, the mineral water assets of Salus remained with Danone. Pursuant to their relationship, AmBev and Danone had a non-compete agreement whereby, among other things, AmBev agreed not to compete with Danone in the mineral water business in Uruguay. Our relationship with AmBev conflicts with this non-compete because Quinsa is involved in the sale of mineral water in Uruguay through EUSA, which has since been renamed FNC S.A.

     Currently, we are negotiating with AmBev and Danone to arrive at a solution to AmBev’s violation of its non-compete with Danone. While it is too early to predict how this conflict will be resolved, we do not believe that any resolution will significantly impact our results of operation as our water sales in Uruguay account for only 0.15% of our total consolidated net sales.

MATERIAL LICENSES AND CONTRACTS

  Relationship with Heineken

     From 1984 to January 13, 2003, Heineken owned a 15% equity interest in our principal subsidiary, QIB, while we retained the remaining 85%.

     QIB Shareholders’ Agreement. Prior to January 13, 2003, Heineken was an investor in QIB. Our relationship with Heineken was governed by a shareholders’ agreement (the “QIB Shareholders’ Agreement”) that gave Heineken the right to nominate a certain number of nominees to the QIB board of directors and to the boards of various operating companies. Through January 31, 2003, the board of directors of QIB contained two Heineken nominees and six Quinsa nominees. In addition, the QIB Shareholders’ Agreement required the QIB board of directors and shareholders to obtain the consent of Heineken (such consent not to be unreasonably withheld by Heineken) prior to undertaking certain corporate actions including the issuance of new QIB shares, changes to QIB’s articles of association and by-laws, reinvestment of dividends received by QIB from its operating subsidiaries and a liquidation of QIB.

     Heineken was allowed to export its products for sale in Argentina, Chile, Paraguay or Uruguay only to the extent that (i) our local operating company was unable to meet demand for those products and (ii) such products were not produced locally under a Heineken license. Pursuant to trademark license agreements, we brewed the Heineken brand in Argentina beginning in 1997, and in Chile beginning in 1999. We ceased to produce the Heineken brand as of June 2003, as further described below.

     Under the QIB Shareholders’ Agreement, Heineken could require us to purchase Heineken’s interest in QIB at fair value if, without Heineken’s consent, we either (x) produced or sold, other than through QIB, a beer brand from a non-Argentine brewery under a trademark or license and such beer was not produced by a Heineken group company, or (y) engaged a company that did not belong to the Heineken group for the provision of technical advice. The AmBev transactions did not trigger this right because the AmBev beer brands were to be produced and sold through QIB. In any event, these restrictions ended with the termination of the Shareholder Agreement described below..

     Technical Assistance Agreements. Our relationship with Heineken as a technical adviser was governed by technical assistance agreements relating to both our brewing and malting operations. These agreements covered issues relating to both product quality and the maintenance of production equipment and facilities. In 2000, 2001 and 2002, fees and expenses paid for services provided by Heineken were US$1.0 million, US$1.0 million and US$1.5 million, respectively (excluding salaries paid by us to no more than five Heineken employees in each year). These fees and expenses are included as technical advisory service expenses within cost of goods sold in the Consolidated Statement of Income.

     Termination of QIB Shareholders’ Agreement and Technical Assistance Agreements. In June 2002, we received a notice from the ICC stating that Heineken had begun an arbitration proceeding against us and BAC alleging that the proposed AmBev transactions violated certain contracts between Heineken and us and asking that the arbitration panel (i) prohibit completion of the AmBev transactions; (ii) declare that Heineken is entitled to purchase Quinsa’s 85% interest in QIB for terms economically equivalent to the value placed by QIB on the AmBev transactions; and (iii) award money damages to Heineken of an unspecified amount. Subsequently however, on January 13, 2003, Quinsa, BAC and Heineken, and certain of their respective affiliates entered into a Memorandum of Agreement whereby the parties agreed to settle all disputes and claims brought by and against each other. The Memorandum of Agreement provided, among other things, for (i) the purchase by BAC from Heineken of all the shares of QIB held by Heineken for US$102.7 million; (ii) the declaration and payment by QIB, prior to January 15, 2002, of a dividend in the amount of US$26.5 million, 15% of which would go to Heineken; (iii) the termination of the shareholder agreement between QIB, Heineken and Quinsa; and (iv) the termination of the Technical Assistance Agreements between Heineken and QIB or its operating companies.

     Transfer of Heineken License. In addition, under the Memorandum of Agreement, Heineken had the option until December 31, 2004 to terminate its license agreements with QIB or its relevant operating company granting the licensee the rights to produce, sell and distribute Heineken beer in the licensee’s territory. Heineken subsequently delivered a notice to the Company terminating the trademark license as of June 17, 2003. See “—History and Development—Recent Events—Settlement with Heineken.”

     We do not believe that the termination of the Technical Assistance Agreements will have any significant impact on our operations or financial condition. Under the QIB Shareholders’ Agreement, we could only launch a new beer product or enter into a new marketing venture in Argentina, Paraguay or Uruguay if we conducted our business through QIB or one of its subsidiaries. In addition, the QIB Shareholders’ Agreement required the QIB board of directors and shareholders to obtain the consent of Heineken (such consent not to be unreasonably withheld by Heineken) prior to undertaking certain corporate actions including the issuance of new QIB shares, changes to QIB’s articles of association and by-laws and the reinvestment of dividends received by QIB from its operating subsidiaries. With the termination of this Shareholders’ Agreement, we have more flexibility to evaluate new product and marketing ideas. Furthermore, the QIB board of directors is not dependent on the consent of an outside party with respect to the taking of certain actions.

     It is impossible for us to predict how, if at all, the loss of the Heineken License will impact our financial results. We may incur certain costs in connection with the termination of the Heineken license as the Memorandum of Agreement calls for the transfer of bottles and crates already purchased by CMQ, as well as Heineken-related promotional material, back to Heineken at no cost. However, we have been in discussions with Heineken, and it appears that, in fact, we will not incur these costs, although any costs we might incur will not be material. In addition, the termination of the Heineken License, along with the QIB Shareholders’ Agreement and the Technical Assistance Agreements, paves the way for Heineken to compete with us directly. We believe the Heineken brand to be the largest brand in the premium segment of the market in Argentina and Chile, according to our internal estimates. However, Heineken accounts for less than 2% of our sales in Argentina, and approximately 22% of our sales in Chile. These two countries account for the vast majority of Heineken’s sales in the southern cone markets. We are currently evaluating possibilities with regard to replacing Heineken as our premium brand. Nonetheless, we do not believe the loss of sales from Heineken will have a significant impact on our results. If, however, the acquisition by Heineken of the 50% stake in IRSA which owns 62% of CCU, and the resulting transfer of the licensing agreements to produce the Heineken brand in Chile and Argentina to CCU, creates a more competitive environment in the southern cone markets, our results of operation could be impacted.

  Relationship with PepsiCo

     In December 1999, PepsiCo agreed to grant us exclusive bottling rights for each of our franchise territories for periods exceeding ten years in duration. Each franchise agreement requires us to purchase the concentrate and syrups used to produce PepsiCo® soft drink and fruit juice products from designated affiliates of PepsiCo. The price we pay for concentrate is calculated on the basis of the price per unit sold to retailers within a given territory (net of sales taxes, credit for non-returnable bottles and discounts). In addition, each franchise agreement requires that we meet certain standards established by PepsiCo.

     The agreements governing our relationship with PepsiCo include franchise commitment letters with PepsiCo regarding the sale of PepsiCo® soft drink products in each of our franchise territories, and exclusive bottling arrangements regarding certain trademarks of PepsiCo. Our franchise commitment letters operate concurrently with these exclusive bottling arrangements and terminate automatically if the corresponding bottling arrangement expires or is terminated.

     Our franchise commitment letters with PepsiCo require us to attain minimum volume and market share levels of the cola market, flavored soft drink market and total markets, as well as minimum levels of nominal and effective distribution. These goals vary by franchise territory. Similarly, our exclusive bottling arrangements require us to meet specified market share, distribution and expenditure targets for the PepsiCo® products that are covered by the corresponding franchise commitment letters.

     Our agreements with PepsiCo define the amount that we are required to spend for marketing activities, usually as a percentage of total concentrate purchases. These agreements also establish a framework for funding marketing expenditures in each of our franchise territories. Pursuant to these agreements, each franchise territory develops in cooperation with PepsiCo an annual marketing plan to promote PepsiCo® products in that territory. The annual marketing plan defines the types and amounts of advertising and promotional expenses and investments in marketing-related assets that we are required to fund in each territory. In certain franchise territories, PepsiCo sets aside a percentage of the amount we pay for concentrate to support these marketing activities. PepsiCo either gives us these amounts or purchases services or goods directly from third parties, in both cases to support marketing activities. In other franchise territories, we pay for all marketing expenditures directly. If we fail to submit our annual marketing and advertising plans each year to PepsiCo for its review and approval, or fail to carry out these plans in all material respects, PepsiCo is entitled to terminate the franchise agreement. Any termination of our franchise arrangement with PepsiCo would severely impact our soft drink operations. See also “Item 3. Key Information—Risk Factors—Risk Factors Relating to Quinsa—A default by certain of our subsidiaries could endanger our exclusive bottling agreements in Argentina and Uruguay.”

REGULATION

     Production and Marketing. Unlike many other countries, the southern cone countries do not heavily regulate the production and marketing of alcoholic beverages. We are not required to comply with any significant regulations, other than with standards imposed by food and health regulatory agencies, applicable to our production and marketing of beer, soft drinks and bottled water.

     The drinking age is 21 in Bolivia, 20 in Paraguay and 18 in Chile and Uruguay. In Argentina, a federal law prohibits the sale of alcoholic beverages to persons under 18 years of age. The law also establishes specific rules with respect to the advertising of alcoholic products, including prohibiting the participation of underage persons in such advertising or any advertising message that alcohol improves either physical, sexual or intellectual performance. This law also requires that all alcoholic drink packaging and advertising state that alcoholic beverages may not be sold to persons under the age of 18 and that such beverages should be drunk in moderation. Paraguayan law bans any portrayal of children, family life, the work environment and sports in alcoholic beverage advertisements, and also regulates the form, duration and time of the day during which the advertisements can be shown on TV. In Paraguay, advertisements must also warn against excessive drinking. In Bolivia, advertisements cannot show people actually drinking beer, they cannot involve children and they must include a warning against excessive drinking. In Chile, advertisements can only be shown on TV after 10 p.m., and licenses are necessary for on-premise consumption. In Uruguay, there are no legal restrictions regarding advertisements. However, there is an agreement between advertisers and the government that the advertisement should encourage moderate consumption, be adult-oriented and should not appear in children’s or youth programming.

     Pricing Controls, Excise Taxes and Import Tariffs. There are no formal governmental price controls on the wholesale or retail prices of beer, soft drinks and water in our countries of operation. Sales of our products are subject to a variety of excise and value added taxes that are generally passed on to consumers. In February 2000, the Bolivian government increased excise taxes on beer by 39%. This increase was eliminated in December 2000. During 2002, the Bolivian government increased the excise tax on beer by 6.45%. This is a fixed amount calculated on a per hectoliter basis. As of 2003, this tax will be adjusted based on inflation. In 2002, we paid approximately US$60.0 million in excise taxes on a consolidated basis. Any increase in such taxes may have an adverse effect on the consumption of our products and, to the extent we are not able to pass on such taxes to consumers, may have a material adverse effect on our financial condition and results of operations. Our imports and sales of beer and soft drink products and ingredients across the borders of our countries of operation are subject to customs tariffs and duties. In 2002, we paid US$2.7 million in such charges on a consolidated basis. Operation of the Mercosur Treaty, a common market agreement among Argentina, Brazil, Paraguay and Uruguay, should result in a gradual decrease in such tariff charges.

     Environmental Regulation; Occupational Safety and Quality Control. Our operations are subject to national and local environmental laws and regulations in each of the southern cone countries. The level of environmental regulation and enforcement of such regulation is increasing in each of our markets. All of our business units already comply with the environmental regulations of their respective jurisdiction, so that incremental investments in this area are marginal. However, we cannot guarantee that there will not be significant changes in the regulatory environment. During 2002, our investments in this area were not material, accounting for no more than 1% of our capital expenditures.

     In addition to efforts to comply with environmental regulation, we also undertook to improve our quality control systems in our plants and distribution centers as well as implemented occupational safety measures in Argentina. We intend to continue to focus on these areas in the future.

ORGANIZATIONAL STRUCTURE

     We are a Luxembourg holding company that operates through our subsidiaries, principally QIB, in which we hold an 85% interest. QIB has direct and indirect holdings in our various operating subsidiaries in Argentina, Bolivia, Chile, Paraguay and Uruguay. These holdings range from 99.72% and 100% in CMQ and in our Chilean subsidiary, Cervecería Chile, respectively, to as low as 57.97% in Colosas S.A., one of our Paraguayan subsidiaries. QIB owns a 48.95% interest in Eco de los Andes, a company that sells mineral water in Argentina, and a minority stake in Salus, a Uruguayan-based company with a strong presence in the beer and water markets of that country.

     We conduct our operations through various subsidiaries in which, in certain cases, minority shareholders hold significant interests. Most notably, Heineken held 15% of the capital stock of our principal subsidiary, QIB until January 13, 2003. As of that date, that 15% stake is held by AmBev and BAC who own 8.6% and 6.4%, respectively. See “—History and Development—Recent Events—Settlement Agreement with Heineken.” In Argentina, we conduct our business primarily through CMQ. Our soft drinks operations in Argentina had been conducted through Baesa and EDISA.

     The following chart shows our corporate structure and our ownership interest in our principal operating subsidiaries in Argentina, Bolivia, Chile, Paraguay and Uruguay as of December 31, 2002:

Quinsa
(Luxembourg)
85%
Q.I.B.
(Bermuda)
15%
Heineken
(Holland)
48.82%
Eco de los
Andes
(Argentina)
99.72%
50.36%
100%
81.85%
57.97%
34.66%
96.17%
Cerveceria y
Malteria Quilmes
(Argentina)
9.31%
F.N.C.
(Uruguay)
Cerveceria
(Chile)
Cerveceria
Paraguaya
(Paraguay)
Colosas
(Paraguay)
Salus
(Uruguay)
Incesa
(Bolivia)
81.11%
12.70%
78.13%
91.95%
99.99%
99.21%
Coroplás
(Argentina)
Edisa
(Argentina)
Fábrica Paraguaya
de Vidrios
(Paraguay)
CBN
(Bolivia)
Cerveceria
Taquiña
(Bolivia)
99.11%
Enalbo
(Bolivia)

*	QIB holds its interest in Cervecería Chile directly and through wholly-owned U.S. and Chilean non-operating subsidiaries.

     For a list of our direct and indirect equity holdings in each of the companies which form the Quinsa group, see Note 5 to the Consolidated Financial Statements.

     The following chart shows our corporate structure and our ownership interest in our principal operating subsidiaries in Argentina, Bolivia, Chile, Paraguay and Uruguay as of January 30, 2003 after the completion of our strategic relationship with AmBev:

Quinsa (Luxembourg)
100%
LINTHAL (Uruguay)
B.A.C. (British Virgin Islands)
AMBEV (Brazil)
8.6%
6.4%
85%
100%
100%
26.25%
CCBA (Argentina)
La Luisiana (Uruguay)
SPV Salus (Uruguay)
Q.I.B. (Bermuda)
48.82%
Eco de los Andes (Argentina)
99%
CCBP (Paraguay)
57.35%
99.72%
50.36%
100%
81.85%
57.97%
34.66%
96.17%
Cerveceria y Malteria Quilmes (Argentina)
9.31%
F.N.C. (Uruguay)
Cerveceria (Chile)
Cerveceria Paraguaya (Paraguay)
Colosas (Paraguay)
Salus (Uruguay)
Incesa (Bolivia)
81.11%
12.70%
78.13%
91.95%
99.99%
99.21%
Coroplás (Argentina)
Edisa (Argentina)
Fábrica Paraguaya de Vidrios (Paraguay)
CBN (Bolivia)
Cerveceria Taquiña (Bolivia)
99.11%
Enalbo (Bolivia)

PROPERTY, PLANT AND EQUIPMENT

Property

     Our properties consist primarily of brewing, malting, bottling, distribution and office facilities in Argentina, Bolivia, Chile, Paraguay and Uruguay. There are no major encumbrances on our properties and we have no major leased properties. Set forth below by country and type of facility is certain information, as of December 31, 2002, regarding our principal production facilities, all of which we own.

Type of Facility	Location	Technical Capacity		Average Utilized (1)

		(hectoliters in thousands)
Brewery	Quilmes –Argentina	5,050		56%
Brewery	Zárate – Argentina	4,400		55%
Brewery	Mendoza – Argentina	2,000		51%
Brewery	Corrientes – Argentina	1,500		46%
Beer Bottling Facility	Tucumán – Argentina	1,200		56%
Malting Plant	Tres Arroyos – Argentina	92,000	(2)	99%
Malting Plant	Llavallol-Argentina	25,000	(2)	(3)
Brewery	La Paz – Bolivia	1,058		78%
Brewery	Taquiña – Bolivia	626		26%
Brewery	Santa Cruz – Bolivia	572		23%
Brewery	Santa Cruz – Bolivia	640		72%
Brewery	Huari – Bolivia	173		77%
Brewery	Tarija – Bolivia	38		42%
Brewery	Santiago – Chile	640		72%
Brewery	Ypané – Paraguay	2,176		69%
Brewery	Montevideo – Uruguay	757		35%
Soft Drinks	Montevideo — Uruguay	597		34%
Soft Drinks	Buenos Aires South – Argentina	7,180		56%
Isotonics(4)	Buenos Aires—Argentina	336		24%
Soft Drinks	Córdoba – Argentina	1,260		59%
Soft Drinks	Tucumán – Argentina	1,075		52%
Soft Drinks	Trelew – Argentina	298		44%

(1)	Demand for our products is subject to marked seasonal fluctuations. Consequently, the utilized capacity of our production facilities during peak months may be considerably higher than the averages shown above. In addition, average utilized capacity does not necessarily reflect capacity utilization for any particular presentation.

(2)	Measured in tons.

(3)	As a condition to their approval of our alliance with AmBev, the Argentine antitrust authorities have required us to sell this facility or lease it to third parties for at least 10 years.

(4)	We own only the plant and the equipment at this facility, which we use as a filling line for the Gatorade® brands we produce. We do not own the underlying land, although we are not required to pay any amounts under a lease for use of such land.

To the best of our knowledge, there are no existing environmental issues affecting our use of these facilities.

Plant Investment/Productivity Gains

     From January 1, 2000, through December 31, 2002, we invested approximately US$141.5 million (excluding expenditures for bottles, crates and acquisitions) to modernize and expand the capacity of existing facilities. In 2003, we intend, business conditions permitting, to spend approximately US$36 million for capital expenditures including bottles and crates. Capital expenditures in 2002, excluding bottles, crates and acquisitions were US$14.4 million. Capital expenditures were related primarily to the installation of new filling lines for our soft drinks business in Argentina, the purchase of coolers to place at points of sales and general maintenance. See “— History and Development — Capital Expenditures” above.

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

     During 2003, we are not planning significant capacity expansion at any of our breweries. After the completion of our strategic relationship with AmBev, we in fact closed AmBev’s brewery in Paraguay and one of their plants in Uruguay. In addition, as a condition to their approval of our alliance with AmBev, the Argentine regulatory authorities have required us to sell AmBev’s brewery in Argentina. See, “—History and Development—Recent Events—Approval of the Argentina Regulatory Authorities.”

     With regard to our soft drinks business, the only capacity expansion we completed in 2002 was related to the introduction of our returnable glass bottles. We are not planning any additional capacity expansion for this business in 2003.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS

Introduction

     The following Operating and Financial Review and Prospects should be read together with “Item 3. Key Information—Selected Financial Data” and our Consolidated Financial Statements and related notes appearing elsewhere in this annual report. In their report dated March 3, 2003, our auditors have noted that our Consolidated Financial Statements do not include any effects or reclassifications that might result from the outcome of the negotiations we are currently carrying out with our creditors, as a result of the non-compliance with restrictive covenants contained in certain of our financial debt agreements and the right of the creditors to require we prepay the outstanding balance. The Consolidated Financial Statements have been prepared in accordance with Luxembourg GAAP, which differs in certain significant respects from U.S. GAAP. Note 27 to the Consolidated Financial Statements provides a description of the principal differences between Luxembourg GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of shareholders’ equity as of December 31, 2002 and 2001 and net income (loss) for the years ended December 31, 2002, 2001 and 2000. The differences involve methods of measuring the amounts shown in the Consolidated Financial Statements as well as additional disclosures required by U.S. GAAP. The reconciliation does not include disclosure of all information that would be required by U.S. GAAP and Regulation S-X of the Exchange Act.

     This Operating and Financial Review and Prospects discussion contains forward-looking statements that involve risks, uncertainties and assumptions. These forward-looking statements include, among others, those statements including the words “expects”, “anticipates”, “intends”, “believes” and similar language. The actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth elsewhere in this annual report.

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

•	allowance for doubtful accounts;

•	provision for contingencies;

•	recognition of deferred income taxes; and

•	impairment of long-lived assets

     Allowance for doubtful accounts

     We maintain our allowance for bad debts at a level believed adequate by our management to reflect probable losses in our trade receivable due to customer default, insolvency, or bankruptcy. Our management establishes this provision by using the following criteria: customer credit history, customer current credit rating and other relevant factors, and such criteria are re-evaluated on a quarterly basis.

     Provision for contingencies

     We have certain contingent liabilities with respect to material existing or potential claims, lawsuits and other proceedings, including those involving tax, social security and other matters. We accrue a liability when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, our estimate of the outcome of these matters, the opinion of our lawyers, and their experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes more clearly defined, there may be changes in the estimates of future costs, which could have a material effect on our future results of operations and financial condition or liquidity.

     Recognition of deferred income taxes

     We recognize income taxes using the comprehensive liability method of accounting. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and income tax bases of assets and liabilities and carryforwards using currently enacted tax rates. We estimate the tax valuation allowance by assessing the future recoverability of the deferred tax assets. The allowance is based on estimates of taxable income in each jurisdiction in which we operate and the period over which the assets will be recoverable. In the event that actual results differ from those estimates, we may need to establish additional valuation allowances, and such allowances may be material. We consider the effect of translating non-monetary assets at historical rates of exchange as permanent differences in determining deferred income tax.

     Impairment of long-lived assets

     We periodically evaluate the carrying value of our long-lived assets, which consist primarily of tangible fixed assets and intangible assets, for impairment. The carrying value of a long-lived asset is considered impaired by us when the anticipated discounted cash flows from such asset are separately identifiable and result in less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Assets released from productive activities are carried at the lower of cost or its estimated net realization value. During the year ended December 31, 2002, we recognized an impairment charge of goodwill related to the soft drink business in Argentina amounting to US$ 90 million. See Note 4 to our Consolidated Financial Statements.

Principal differences between Luxembourg GAAP and U.S. GAAP

     We prepare our consolidated financial statements in accordance with Luxembourg GAAP which differ in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the Exchange Act. Our Consolidated Financial Statements include solely a reconciliation of net income (loss) and shareholders’ equity to U.S. GAAP. Pursuant to Item 17 of Form 20-F, such reconciliation does not include disclosure of all information that would be required by U.S. GAAP and Regulation S-X of the Exchange Act, with the exception of the presentation of the statement of other comprehensive income as required by SFAS No. 130, “Reporting Comprehensive Income”. See Note 27 to our Consolidated Financial Statements for details.

     The principal differences between Luxembourg GAAP and U.S. GAAP, as they relate to us, are the following:

1.	the application of SFAS No. 52 to the translation into U.S. dollars of the financial statements of our foreign subsidiaries;

2.	the reversal of the impairment charge of intangible assets recognized under Luxembourg GAAP during 2002;

3.	the reversal of the write-down of inventories recognized under Luxembourg GAAP in 2002;

4.	the recognition of certain impairment losses under U.S. GAAP when the criteria for recognizing impairment losses for assets held for disposal, as specified in Staff Accounting Bulletin No. 100 and SFAS No. 121, were met;

5.	the reversal of certain liabilities pertaining to restructuring charges recognized as part of the purchase price allocation of certain acquisitions because the criteria for recognizing such losses, as specified in EITF 95-3 “Recognition of Liabilities in Connection with a Purchase Business Combination”, have not been met and the reduction of goodwill for tax benefits derived from a valuation allowance associated with our acquisition of Baesa under U.S. GAAP while such benefits were charged to income under Luxembourg GAAP;

6.	the accounting of certain business combinations accounted for as purchases under Luxembourg GAAP while they were accounted for in a manner similar to a pooling-of-interests under U.S. GAAP;

7.	the recognition of treasury stock as a separate component of shareholders’ equity under U.S. GAAP;

8.	the recognition of certain restructuring costs under U.S. GAAP when the criteria for recognizing restructuring charges, as specified in the EITF 94-3, are met;

9.	the deferral of certain pension costs over the remaining service years of the beneficiaries under U.S. GAAP;

10.	the deferral of certain pre-operating costs and technical fees incurred in the construction of a plant under Luxembourg GAAP while such costs are expensed as incurred under U.S. GAAP, except for the technical fees which are capitalized as part of the cost of the asset;

11.	the deferral of certain advertising and other marketing costs under Luxembourg GAAP while they are expensed as incurred under U.S. GAAP;

12.	the retroactive adjustment, as required by APB No. 18, to reflect the investment in CBN under the equity method of accounting;

13.	the application of certain U.S. GAAP adjustments, primarily foreign currency translation adjustments, to the net assets and liabilities sold which gave rise to differences in the amount of gain on sale of subsidiaries recognized under Luxembourg GAAP;

14.	the reversal of certain reconciling items previously recognized in connection with the management bonus program due to certain modifications introduced to the plan during 2000;

15.	the effect on deferred income taxes of the foregoing reconciling items, as appropriate; and

16.	the effect on minority interest of the foregoing reconciling items, as appropriate.

     We have elected to present the statements of cash flows in the primary financial statements using the guidance set forth in SFAS No. 95 “Statement of Cash Flows” but using Luxembourg GAAP numbers. Since we consider all highly liquid investments with original maturities of three months or less to be cash equivalents, no differences exist between cash flows from operating, investing and financing activities reported in the primary financial statements and cash flows from operating, investing and financing activities that would be reported in a statement of cash flows prepared using U.S. GAAP numbers.

     There are additional distinctions between Luxembourg GAAP and U.S. GAAP. First, certain significant differences exist between Luxembourg GAAP and U.S. GAAP in connection with the presentation of balance sheet items. Generally, under Luxembourg GAAP, items with a lower degree of liquidity are disclosed before items which have higher convertibility into cash. In addition, certain captioned items differ from balance sheets presented under U.S. GAAP formats. Also, at December 31, 2002, under Luxembourg GAAP we have classified the long-term portion of our debts with covenant violations, amounting to US$59.3 million, as non-current liabilities according to their original terms. For US GAAP purposes, as such debts are callable by the creditors, we have not obtained a permanent waiver and there is no assurance that an acceleration will not take place within a one-year period, the entire outstanding balance would have been classified as a current liability. Second, certain significant differences exist between Luxembourg GAAP and U.S. GAAP in connection with the presentation of statement of income line items. Under Luxembourg GAAP, certain asset impairment and restructuring charges were recognized as extraordinary items during fiscal year 2000. Under U.S. GAAP, as required by APB 30, these charges did not qualify as extraordinary items. In addition, certain financial results and most of other income and expense items included in our Luxembourg GAAP financial statements, would be included in the determination of operating (loss) income for U.S. GAAP purposes.

Impact of Changes in our Prices and Changes in Volumes Sold on Our Net Sales

     Almost all of the countries in which we operate suffered similar recessionary conditions in 2000, 2001 and 2002 with Chile and Bolivia being the exceptions. Both Argentina and Uruguay suffered their fourth consecutive year of contracting GDP in 2002. GDP growth in Chile and Bolivia also decelerated between 2000 and 2002. In January 2002, Argentina repealed its Convertibility Law, which had fixed the foreign currency exchange rate for ten years and provided for parity between the Argentine peso and the U.S. dollar. This led to significant devaluations of the peso against all hard currencies, inflation reached 41% for 2002, and the country’s GDP declined 10.9% during this same period. These effects also impacted the economies of Paraguay and Uruguay, the latter having received assistance from the International Monetary Fund to avoid a total collapse of its financial system. Our consolidated net sales declined to US$468.6 million in 2002, compared to US$938.7 million in 2001 and $955.1 million in 2000, primarily as a result of the devaluation of the Argentine peso. Because the rate of devaluation of the local currencies in the southern cone markets was greater than the respective rates of inflation, the prices of our products declined when measured in U.S. dollars, since the nominal price increases we instituted have not been able to keep up with the currency depreciation. This unfavorable effect accounted for approximately 80% of the decline in our net sales. The balance of this decline was principally a result of lower beer volumes sold, particularly in Argentina and Paraguay, and lower soft drink sales. While it appears that the economic situation has stabilized in 2003, and GDP growth seems to have resumed in Argentina (although at low levels), no assurance can be given that these positive changes will continue in the future.

Impact of Inflation

     Our operations are carried out in countries that have experienced high inflation in the past, as well as government price controls. Our sales and the majority of our operating costs in each of Argentina, Bolivia, Chile, Paraguay and Uruguay are denominated in the currency of the respective countries, while borrowings and purchases of machinery and equipment are often made in U.S. dollars. During any period when the rate of devaluation of the local currency against the U.S. dollar exceeds the rate of inflation, almost all income statement amounts tend to be lower when translated into U.S. dollars than would be the case in the absence of such an excess. From 2000 to 2002, the rate of devaluation of local currencies exceeded inflation in the majority of our markets, with the consequent reduction of sales prices measured in U.S. dollar terms. Inflation reached almost 41% in Argentina during 2002. By December 2002, the rate of inflation in Argentina had begun to return to previous levels, and for the first quarter of 2003, it was approximately 2.5%. However, there can be no assurance that such recent levels will be maintained in the future nor that significant inflation will not occur again in the southern cone markets.

     The following table provides information relating to the rates of inflation, as measured by certain national consumer price indices, as well as the rates of devaluation or appreciation in the southern cone markets for 2000 through 2002:

	2000	2001		2002

Argentina
Inflation/(Deflation)	(0.7%)	(1.6%)		40.9%
Currency (Devaluation)/Appreciation	0%	0	%(1)	(236.3%)
Bolivia
Inflation/(Deflation)	3.4%	0.9%		2.5%
Currency (Devaluation)/Appreciation	(6.7%)	(6.7%)		(9.8%)
Chile
Inflation/(Deflation)	4.5%	2.6%		2.8%
Currency (Devaluation)/Appreciation	(8.4%)	(15.1%)		(9.0%)
Paraguay
Inflation/(Deflation)	8.6%	8.4%		14.6%
Currency (Devaluation)/Appreciation	(6.8%)	(33.2%)		(52.1%)
Uruguay
Inflation/(Deflation)	5.1%	3.6%		25.9%
Currency (Devaluation)/Appreciation	(7.7%)	(18.1%)		(84.3%)

Note:	Currency devaluation/appreciation figures are based on official U.S. dollar exchange rates and are derived by dividing the exchange rate at year-end for the current period by the exchange rate at year-end for the previous period.

(1)	Beginning December 21, 2001, all working days until the end of the year were declared bank holidays. On January 11, 2002, the peso began trading on a floating rate exchange system, after ten years of dollar-peso parity under the Convertibility Law which had fixed the exchange rate at P$1.00 to US$1.00. Because an exact exchange rate between the peso and dollar did not exist at the balance sheet date, the first subsequent rate (P$1.70 per US$1.00) was used for translating monetary assets and liabilities of the Argentine subsidiaries at December 31, 2001. With the floating rate system, the peso devalued significantly in 2002, and as of December 31, 2002, the exchange rate was P$3.36 per US$1.00.

Impact of Currency Fluctuations

     Financial statements of foreign consolidated and unconsolidated subsidiaries have been translated into U.S. dollars on the basis of the financial statements of such subsidiaries expressed in the local currency of the country of origin. The method of translation involves the translation of property, other long-lived assets, long-term liabilities and related statement of income accounts at historical rates of exchange. Additionally, net monetary asset and liability related translation adjustments are included in our financial results in period in which they occur. Assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rates as of year-end. Transactions denominated in foreign currencies are translated into U.S. dollars at the prevailing exchange rates on the date of transaction settlement. See Note 27 to the Consolidated Financial Statements for a description of foreign currency translation differences between Luxembourg GAAP and U.S. GAAP.

     Our net sales are realized, and a portion of our cash costs related to sales are incurred, locally and are denominated in local currency. However, on a consolidated basis, approximately 53% of our cash cost of goods sold (i.e. excluding depreciation) for 2002 were either costs incurred in hard currencies or pegged to the U.S. dollar. Most of these costs were related to raw materials purchased from other southern cone markets, with the exception of crown bottle tops, which our Chilean subsidiary purchased in Mexico. We also incurred costs that are tied to the U.S. dollar during 2002 in the area of selling, administrative and general expenses, including expenses relating to freight and technology. The percentage of these expenses pegged to the U.S. dollar (excluding depreciation) was approximately 17%. As devaluation continues to occur in our local currencies, the costs that we incur in hard currency to produce our products will become a larger percentage of our total costs as our expenses related to these materials increase. As a result, we cannot assure you that further currency devaluations, particularly in Argentina, will not continue to adversely affect our results of operations in the future.

Impact of Economic, Fiscal, Monetary and Political Policies on Our Operations

     Economic Crisis in Argentina. We carry out a significant portion of our business in Argentina, through our principal subsidiary, CMQ. Since the fourth quarter of 1998, the Argentine economy has been in a recession, and during the second half of 2001, Argentina’s recession worsened significantly, precipitating a political and economic crisis. On December 3, 2001 the Argentine government instituted measures restricting the availability and circulation of cash and the transfer of foreign currency abroad. On December 21, 2001, the government declared a bank holiday that lasted through the end of 2001, and subsequently defaulted on its sovereign debt.

     On January 6, 2002, the Argentine Congress enacted the Public Emergency Law, which amended certain provisions of the Convertibility Law and eliminated the requirement that the Argentine Central Bank’s reserves in gold and foreign currency at all times be equivalent to at least 100% of the monetary base. The Public Emergency Law abolished the U.S. dollar to Argentine peso parity regime and granted the executive branch the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market.

     The situation in Argentina led to a significant decrease in the demand for goods and services and a large rise in the level of unemployment. Listed below are some of the measures adopted by the government in Argentina that were in force at the date of issuance of these financial statements. Our management had to make estimates and assumptions at the date of preparation of these Consolidated Financial Statements in order to evaluate the impact on the Company of these measures.

     Transfers outside Argentina. During 2002, certain transfers of funds abroad required the prior approval of the Central Bank. This situation affected CMQ’s ability to pay dividends to us as well as CMQ’s ability to make payments on its indebtedness to foreign creditors. Subsequent to the date of our Consolidated Financial Statements, the restrictions requiring the Central Bank’s prior authorization for the transfer of funds abroad in order to make payments of principal and/or interest were progressively reduced from January to May 2003, and were completely eliminated on May 6, 2003. In addition, funds may now be transferred abroad without previous authorization of the Central Bank in order to pay dividends corresponding to prior periods provided that independent accountants have certified the financial statements for such period.

     Deposits in Argentine financial institutions. Beginning on February 3, 2002, deposits in U.S. dollars or other foreign currencies in Argentine financial institutions were converted to pesos at the exchange rate of P$1.40 per US$1.00 or its equivalent in such other currency. This did not impact our results of operation in Argentina.

     Conversion of foreign currency denominated debts governed by Argentine law. Debts in U.S. dollars or other foreign currencies in the Argentine financial system were converted to pesos at the exchange rate of P$1.00 per US$1.00 or its equivalent in another currency. As of February 3, 2002 the reference stabilization index (“CER”) plus an interest rate were applied to these debts. The CER is an index that measures the daily rate of change derived from the monthly change in the Consumer Price Index (CPI) published by the INDEC. However, because we have no material indebtedness governed by Argentine law, this policy did not impact our results of operation in any significant way.

     Credits and debts not related to the banking sector. The obligation to pay sums denominated in U.S. dollars or other foreign currency that were not related to the banking sector, whatever their origin or nature, were converted to pesos at the exchange rate of P$1.00 to US$1.00 or its equivalent in such other foreign currency. The CER was applied to these balances as of February 3, 2002. If application of this provision led to the resulting value of the item, good or service being higher or lower at the time of payment, either of the parties could request a fair readjustment of the price. If no agreement could be reached, the case was submitted to the Argentine courts.

     Deferral of the deductions from income tax. The net negative results caused by the devaluation of the peso, which occurred on January 11, 2002, are deductible from taxable income over a five-year period beginning in 2002.

     Impact on financial information. In accordance with Luxembourg GAAP, at December 31, 2002 monetary assets and liabilities of our Argentine subsidiaries were translated at the exchange rate of P$3.363 per US$ 1 (P$1.70 per US$1.00 as of December 31, 2001). As a result, we recorded a net translation loss of US$20.2 million during 2002, as compared to US$ 7.2 million in 2001.

     Recent Improvements. Since the last quarter of 2002, the economic situation in Argentina has evolved more favorably, with the stabilization of the Argentine peso against the US dollar and a marked deceleration in the rate of inflation (in particular in the case of wholesale prices). In addition, the IMF approved a debt rollover for Argentina on January 24, 2003, and agreed to provide a short-term credit line to Argentina to repay debts to multilateral organizations through August 2003 that could not be postponed. The IMF also agreed to extend for one year another US$3.7 billion of payments to the IMF. The agreement clears the way for the multilateral development banks to resume their support of social programs following Argentina’s recent payment of outstanding obligations to them. However, Argentina’s ability in the short term to stimulate economic growth, ameliorate social unrest and repay its debt is likely to depend on external financial assistance. To date, the IMF and other multilateral and official-sector lenders have indicated an unwillingness to provide any significant amount of financial aid until a sustainable economic program has been presented. The future evolution of the economic situation in Argentina could require the Argentine government to modify measures taken or issue additional regulations. As a result, our Consolidated Financial Statements should be read in light of these circumstances.

Summary of Results of Operations

     The following table sets forth, for each of the years ended December 31, 2000, 2001 and 2002, selected components of our results of operations as a percentage of net sales for each of those years.

	2000	2001	2002

Net sales	100.0%	100.0%	100.0%
Cost of goods sold	(51.9)	(52.2)	(65.8)
Gross profit	48.1	47.8	34.2
Selling and marketing expenses	(24.7)	(25.0)	(25.7)
Administrative and general expenses	(9.5)	(8.2)	(9.2)
Operating income (loss)	13.9	14.6	(0.8)
Net income (loss)	7.6	4.6	(29.0)

     The following table sets forth, for each country of operation and for the years ended December 31, 2000, 2001 and 2002, our net sales, operating income (loss) as well as total assets at the end of each of those years, in each case before adjustments for intercompany transactions. See Note 21 to the Consolidated Financial Statements.

Geographic Segment Data	2000	2001	2002

	(in US$ millions)
Argentina
Net sales	$701.4	$699.5	$278.5
Operating income (loss)	108.1	93.8	(29.8)
Total assets	980.2	878.3	689.1
Bolivia
Net sales	42.1	86.9	88.7
Operating income	0.2	21.3	28.9
Total assets	292.6	270.4	268.5
Chile
Net sales	26.7	23.9	22.0
Operating (loss)	(4.1)	(3.8)	(2.9)
Total assets	29.8	27.2	22.4
Paraguay
Net sales	130.1	85.8	59.5
Operating income	34.8	30.3	11.7
Total assets	139.4	142.1	99.6

Geographic Segment Data	2000	2001	2002

	(in US$ millions)
Uruguay
Net sales	63.9	49.8	23.6
Operating loss	(0.8)	(0.6)	(3.8)
Total assets	58.2	45.8	32.9

Note:	Net sales and operating income (loss) figures in the table above include intercompany sales and operations that have been eliminated in consolidation. Total assets figures include intercompany balances that have been eliminated in consolidation and do not include assets related to corporate headquarters. See Note 21 to the Consolidated Financial Statements.

     Our results of operations are dependent upon a combination of (1) changes in volumes of beer consumption in our markets, (2) our ability to sustain our market share and (3) our ability to maintain positive gross, operating and net profit margins in relation to our sales. It is therefore important for us to increase our sales volumes, sustain our prices and/or control our costs in order to improve our results from operations, especially in Argentina, our principal market. Due to our alliance with AmBev, we believe our operating results will improve due to higher volume sales derived from sales of AmBev’s brands in our current markets and also a reduction in our current costs through synergies. As we currently export very small volumes of beer to Brazil, potential exports of the Quilmes brand to Brazil through AmBev’s extensive distribution network can only increase our market share in that country; however, we do not anticipate any significant sales in Brazil in the near term.

Fiscal 2002 Compared with Fiscal 2001

     An economic recession that had affected our largest market for three years eventually led to a run on bank deposits towards the end of 2001, and to significant government intervention in the financial markets. In January 2002, the Argentine government repealed the Convertibility Law, as a consequence of which, the fixed foreign currency exchange rate that had existed for ten years was abandoned. This led the price of hard currencies to quadruple in the course of a few months, and to a resurgence of consumer inflation, which amounted to 41% for 2002. The crisis in Argentina severely impacted the economies of neighboring Paraguay and Uruguay. Both of these countries suffered large devaluations of their local currencies which far exceeded the rate of consumer inflation.

     Net Sales. We reported consolidated net sales of US$468.6 million for the year ended December 31, 2002, compared to US$938.7 million in 2001. This decline was principally due to the devaluation of the Argentine peso. Since nominal prices are increased at or about the rate of inflation in each market, and the rate of local currency devaluations far exceeded the rate of inflation in each of our markets, our average sales prices declined when measured in US dollars. This unfavorable effect accounted for approximately 80% of the decline in our net sales. The balance of this decline was principally the result of (i) lower beer volumes sold, particularly in Argentina and Paraguay, which was partially offset by greater volume sales in Bolivia, and (ii) lower soft drink sales.

     The net sales performance of each business segment during 2002 is described below.

     Beer. Net beer sales for 2002 declined to US$342.6 million, from US$637.0 million in 2001. The effect of the Argentine peso devaluation on sales prices measured in US dollars accounted for 79% of the decline, while lower sales volumes in Paraguay and Argentina (also a consequence of the Argentine economic crisis) accounted for an additional 14% decline in net beer sales. Lower average sales prices for beer, measured in US dollars, caused by large devaluations in all of our markets as explained above, largely accounted for the remainder of this decline. Total beer volume sold during 2002 was 11.4 million hectoliters, a 6.5% decline compared to 2001. Beer sales represented 73.1% of our total consolidated net sales in 2002 compared to 67.9% of our total consolidated net sales in 2001.

     The economic environment in Argentina contributed to the decline in net beer sales to US$163.8 million in 2002 from US$426.4 million in 2001. Our beer sales volume in Argentina decreased to approximately 7,642,000 hectoliters in 2002, compared to 8,193,000 hectoliters in 2001. Signs of recovery finally appeared in the fourth quarter when sales volumes exceeded those of the same quarter in 2001 for the first time that year. That improvement has continued into the first quarter of 2003.

     Our total Bolivian sales volume increased from 1,593,000 hectoliters in 2001 to 1,688,000 hectoliters in 2002. Net beer sales increased from US$86.7 million in 2001 to US$88.7 million in 2002.

     In Chile, sales volumes, excluding exports, increased 1.6% to 432,000 hectoliters in 2002 from 425,000 hectoliters in 2001. This improvement was the result of solid performances by all of our brands, and particularly Becker in the regular segment of the market. Because of a 9% devaluation of the local currency which could not be fully offset by nominal price increases, net sales declined to US$22.0 million in 2002 from US$23.9 million in 2001.

     Paraguay’s economy was severely affected by the Argentine crisis; its currency suffered a 52% devaluation vis-a-vis the U.S. dollar. This led to volume declines of approximately 16% during 2002, making total volumes for the year 1,402,000 hectoliters. Net revenues were US$57.0 million in 2002, compared to US$82.9 million in 2001.

     Our Uruguayan beer net sales decreased to US$14.2 million from US$23.2 million in 2001. This decline was the result of a (i) 57% decrease in volume sales, which declined to 269,000 hectoliters from 340,000 hectoliters in 2001, and (ii) 43% decrease in U.S. dollar prices as a result of the devaluation of the Uruguayan peso by 84%.

     Soft Drinks and Water. Volume sales of soft drinks and water declined to 5,592,000 hectoliters in 2002 from 6,857,000 in 2001. The transfer of our Glaciar water business in March 2001 to Eco de los Andes accounted for 137,000 hectoliters of the decline. In addition, the extremely unfavorable economic environment in both Argentina and Uruguay led to a decline in consumption and, to a lesser extent, to a switch to lower-priced brands. Volume sales in Argentina (including water, juices and isotonic beverages) were 5,468,000 hectoliters in 2002, compared to 6,472,000 hectoliters in 2001. Volume sales in Uruguay (including water) were 239,000 hectoliters compared to 419,000 a year earlier.

     Net revenues from soft drink and water sales declined from US$279.8 million in 2001 to US$ 116.7 million in 2002. A decline in average sales prices in U.S. dollar terms, the result of large currency devaluations, was largely responsible for the decline in net revenues from our soft drink and water sales. New businesses, such as Gatorade and Tropicana, contributed US$6.8 million in revenues, slightly more than the Glaciar water business revenues lost as a result of their divestiture.

     Cost of Goods Sold. Cost of goods sold was US$308.5 million in 2002, compared to US$490.4 million in 2001, as a result of the decline in volumes sold. The large devaluation of the Argentine peso during 2002 increased the price of certain raw materials, whose cost is linked to the US dollar. Furthermore, the depreciation of fixed assets is a dollar expense for our Company. The combination of these effects led to an increase in cost of goods sold when measured as a percentage of sales, from 52.2% in 2001 to 65.8% in 2002. Stripped of the effect of dollar-denominated depreciation costs (which are not cash costs) this increase would have been 6.1 percentage points instead of 13.6.

     Gross Profit. Gross profit was US$160.1 million in 2002, compared to US$448.3 million in 2001. This decline was principally due to the combination of lower revenues and the effect of the peso devaluation on dollar-linked raw materials and fixed asset depreciation.

     Selling and Marketing Expenses. Our selling and marketing expenses decreased by 48.7% to US$120.5 million in 2002 from US$235.0 million in 2001. This decline was principally due to the effect of the peso devaluation on our labor costs. In addition, we closely monitored our advertising expenditures, which actually declined as a percentage of sales.

     Administrative and General Expenses. As a result of the Company’s continued focus on expense control and cost-reduction initiatives, administrative and general expenses declined 43.7% to US$ 43.2 million in 2002. Importantly, in 2002, these expenses included approximately US$5.7 million in non-recurring fees primarily related to the Company’s transaction with AmBev and the arbitration proceedings with Heineken. Excluding these fees, administrative and general expenses on a cash basis (i.e. excluding depreciation) would have declined 54.0%.

     Operating Income (Loss). Our operating loss for the period was US$3.6 million, compared to a profit of US$136.6 million in 2001. This difference was principally due to the effect of the currency devaluations on our revenues and to lower volumes, which more than offset the positive effect of the devaluation on fixed and other local costs when measured in US dollars.

     A meaningful comparison of the Company’s results for the year is made extremely difficult by the sheer magnitude of the Argentine peso devaluation and its consequences on the Company’s financial information. We have tried to clarify this comparison by stripping out the different components in the table below:

Operating Income – Fiscal Year 2001		136.6
Revenue variations (net of variable costs) caused by:
Volume differences		(23.0)
Pricing		(423.2)
- nominal price variations	64.8
- devaluation effect	(488.0)

Variable cost variations:		142.6
Nominal decreases/(increases)	(63.9)
Devaluation effect	206.5

Fixed cost variations:		181.7
Other nominal decreases/(increases)	1.3
Devaluation effect	180.4

Other cost variations:		(18.3)
Holding losses	(11.5)
Other	(6.8)

Operating Loss – Fiscal Year 2002		(3.6)

     Interest income. Interest income increased to US$8.4 million in 2002 from US$6.5 million in 2001, reflecting larger cash balances held as a result of our business’ cash generation.

     Other income. Other income decreased from US$20.4 million in 2001 to US$4.4 million in 2002. In 2001, other income included a gain of US$14.9 million from the transfer of the Glaciar and Villa de los Arroyos mineral water business to Eco de los Andes. See Note 16 to the Consolidated Financial Statements.

     Foreign exchange results and translation adjustments. Foreign exchange results and translation adjustments increased from a charge of US$12.6 million in 2001 to a charge of US$22.9 million in 2002. This reflects the effect of currency devaluations on our net monetary position, since the large devaluation of the Argentine peso affected the value of local currency-denominated assets when measured in U.S. dollars. Thus, the charge to our Argentine businesses was US$ 20.2 million, and accounted for substantially all of the increase.

     Interest Expense. Interest expense was US$ 32.8 million in 2002, virtually unchanged from the US$32.4 million of 2001. This was due to the fact that our total bank debt increased only slightly, from US$368.8 million in 2001 to US$374.6 million in 2002.

     Other Expenses. Other expenses increased from US$63.3 million in 2001 to US$155.9 million in 2002. Due to the macroeconomic crisis in Argentina, the Company reviewed the value of its long-lived assets in Argentina and elsewhere. This review included an assessment of the effect that the economic crisis had on the future business environment for the soft drinks business. As a result of this assessment, goodwill was reduced by US$90.0 million, largely accounting for the increase in other expenses. See Note 17 to the Consolidated Financial Statements.

     Income Taxes. Under present Luxembourg law, so long as we maintain our status as a holding company, no income tax is payable in Luxembourg by us. Income taxes reflect the effect of a deferred tax benefit (largely the result of the Argentine peso devaluation on our Argentine subsidiary’s dollar-denominated debt) net of current tax expense. We adopted the criterion of considering the effects of the translation as a permanent difference when calculating the deferred tax. Income tax benefit increased to US$47.6 million compared to a benefit of US$6.1 million in 2001. This was the result of the loss caused by the devaluation that occurred in Argentina during 2002. See Note 18 to the Consolidated Financial Statements for details.

     Net Income. Based upon the foregoing results, net income (loss) for 2002 was US$(135.9) million, compared to US$43.3 million in 2001.

Fiscal 2001 Compared with Fiscal 2000

     The Argentine economy, which affects our largest market, entered a recession in the fourth quarter of 1998 that resulted in GDP declines of 0.8% and 4.4% in 2000 and 2001, respectively. During the second half of 2001, Argentina’s recession worsened significantly, precipitating a political and economic crisis. A run on deposits in the financial system during December 2001 led to the imposition of restrictions on cash withdrawals. This in turn led to significant declines in consumer spending. In addition, widespread looting and rioting hindered the Company ´s ability to deliver its products during the last month of 2001.

     Net Sales. We reported consolidated net sales of US$938.7 million for the year ended December 31, 2001, a decrease of 1.7% from US$955.1 million in 2000. Because Baesa’s water business was only consolidated for the first quarter 2001, our revenues decreased by more than US$11 million compared to 2000. While our sales volumes on a consolidated basis increased, this was not able to completely offset our lower average pricing, particularly in Argentina, which contributed to the decline in our net sales. This reduction in pricing was due to both the recessionary environment prevailing in the southern cone markets since 1999 and to aggressive competition in these markets.

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

     In Paraguay, our market leadership continued, with market share for 2001 averaging 83.5%, up from 81.0% in 2000. Although the country’s economy was affected by the situation in Argentina, beer volumes increased approximately 5% during 2001 compared to the previous year. Instrumental in achieving this result was the strong performance of our premium Baviera brand. In December 2001, we launched Shandy, a combination of beer and fruit juices with three different tastes: lemon-lime, orange and guaraná. Beer net revenues in this market decreased to US$82.9 million in 2001 from US$84.8 million in 2000, as a result of lower average pricing caused, to a large extent, by a 33% devaluation of the local currency vis-a-vis the US dollar.

     Our Uruguayan beer net sales decreased by 11.1% in 2001 to US$23.2 million from US$26.1 million in 2000 due to lower sales volume. Domestic beer sales volume decreased by 9.3% to 340,000 hectoliters in 2001 from 375,000 hectoliters in 2000. Our market share in Uruguay increased to 57.7% in 2001 compared to 54.5% in 2000.

     Soft Drinks and Water. Volumes sales of soft drinks and water increased to 6.9 million hectoliters in 2001 from 6.8 million hectoliters in 2000 as the acquisitions of the EDISA PepsiCo. franchise in Argentina, compensated for the transfer of a significant portion of the mineral water business of Baesa to Eco de los Andes. Net revenues from soft drink and water sales declined from US$301.3 million in 2000 to US$ 279.8 million in 2001. This decrease resulted in part from the divestiture of the Glaciar and Villa de los Arroyos mineral water brands to Eco de los Andes. Net sales of Baesa in Argentina amounted to US$262.0 million (6.5 million hectoliters of soft drinks and water) in 2001 compared to US$237.7 million (5.3 million hectoliters) in 2000. Market share for soft drinks in the Buenos Aires metropolitan area was 24.3% in 2001. Eusa, the only PepsiCo® bottler in Uruguay, sold US$17.8 million (411,000 hectoliters) in 2001, while consolidated sales in 2000 amounted to US$20.8 million (484,000 hectoliters). Market share for soft drinks in Uruguay was 12.0% in 2001. Additionally, in 2000 we sold 1.0 million hectoliters of soft drinks and water in Paraguay through Paresa.

     Eco de los Andes’s unconsolidated mineral water volumes for the last nine months of 2001 increased 11.7% to 800,000 hectoliters compared with 716,000 hectoliters for 2000 due to the launch of a new mineral water brand called Nestle Pureza Vital, and the addition of the Glaciar and Villa de los Arroyos brands.

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

     Other income. Other income decreased from US$37.0 million in 2000 to US$20.4 million in 2001. In 2000, other income included a gain of US$27.8 million related to the sale of our stake in Paresa. In 2001, it included a gain of US$14.9 million for the transfer of the Glaciar and Villa de los Arroyos mineral water business to Eco de los Andes. See Note 16 to the Consolidated Financial Statements.

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

     Other Expenses. Other expenses increased from US$25.4 million in 2000 to US$63.3 million in 2001 due principally to higher goodwill amortization as a result of a full year of amortization of EDISA, CBN and CBNSC, the write off of a subsidiary of Eco de los Andes. (Hielos Merlo S.A.) and higher severance payments. See Note 17 of the Consolidated Financial Statements.

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

LIQUIDITY AND CAPITAL RESOURCES

     As of December 31, 2002, we had cash and cash equivalents totaling US$127.1 million, an increase of US$20.9 million from US$106.2 million of cash and cash equivalents held as of December 31, 2001. This increase resulted from cash flows provided by operating activities totaling US$62.4 million and the effect of exchange rate changes on cash and cash equivalents amounting to US$23.5 million, partially offset by cash used in investing and financing activities totaling US$65.0 million.

Operating activities

     Our operating activities resulted in net cash inflows of US$62.4 million, US$147.5 million and US$101.0 million for 2002, 2001 and 2000, respectively. The decrease in cash flows provided by operating activities in 2002 as compared to 2001 was primarily due to the currency devaluation in Argentina that reduced prices in dollar terms.

     Our operating cash inflows for 2002 primarily resulted from operating gains (net of non-cash charges) amounting to US$18.1 million, a decrease in inventories of US$25.8 million and an increase in accounts payable of US$20.0 million. Our operating cash inflows for 2001 principally consisted of operating gains (net of non-cash charges) of US$209.1 million and decreases in inventories and accounts receivables totaling US$18.8 million, partially offset by decreases in taxes payable and other current liabilities and provisions, and an increase in other fixed assets totaling US$79.6 million. Our operating cash inflows for 2000 primarily resulted from operating gains (net of non-cash charges) totaling US$192.9 million, partially offset by decreases in accounts payable and accrued expenses, taxes payable and other current liabilities, and provisions, totaling US$91.8 million.

Investing activities

     Our investing activities resulted in net cash outflows of US$23.4 million, US$100.6 million and US$123.5 million for 2002, 2001 and 2000, respectively. Our investing activities in 2002 principally consisted of purchases of tangible fixed assets totaling US$20.5 million and acquisitions of minority interests amounting to US$6.7 million. Our investing activities in 2001 primarily included purchases of tangible fixed assets amounting to US$72.0 million, acquisitions of minority interests for a total consideration of US$22.6 million and sales of certain investments totaling US$23.2 million. These investments were partially offset by the disposition of certain of our water business assets for US$16.7 million. Our investing activities in 2000 principally consisted of purchases of tangible fixed assets amounting to US$65.2 million and the acquisition of subsidiaries (Edisa and CBNSC) and minority interests (CBN and Baesa) totaling US$134.2 million, partially offset by the net proceeds from the sale of Paresa amounting to US$54.4 million and the sale of tangible fixed assets totaling US$22.2 million.

Financing activities

     Our financing activities resulted in net cash outflows of US$41.6 million, US$9.5 million and US$16.4 million for 2002, 2001 and 2000, respectively. Our financing activities in 2002 principally consisted of the repayment of short-term and long-term debt totaling US$71.6 million and payments of dividends to minority shareholders in our subsidiaries in the amount of US$8.3 million, partially offset by new long-term bank loans totaling US$40.0 million. Our financing activities in 2001 included the repayment of short-term and long-term bank loans totaling US$109.5 million, the payment of dividends to our shareholders in the amount of US$32.0 million, the acquisition of treasury stock totaling US$11.0 million and the payment of dividends to minority shareholders in our subsidiaries in the amount of US$9.2 million. These activities were financed with new borrowings of long-term bank loans totaling US$147.5 million. Our financing activities in 2000 primarily consisted of the payment of dividends to our shareholders and minority shareholders in our subsidiaries amounting to US$31.6 million and US$9.9 million, respectively. We also replaced our outstanding short-term and long-term bank financing in the amount of US$169.9 million with a new long-term syndicated bank loan for US$200.0 million.

Capital Expenditures

     Our principal capital expenditures currently in progress are related to the maintenance and modernization of our facilities, computer systems and offices, the consolidation of our beer and soft drink businesses in Argentina and the introduction of glass returnable bottles for our Argentine soft drinks business. Our capital expenditures are funded principally with internally generated cash. We intend to fund future capital expenditures with internally generated cash as well as with borrowings. Currently, management expects capital expenditures for 2003 to be approximately US$36 million, which includes expenditures for bottles and crates. Estimates of our capital expenditures for 2003 are based on current expectations and are subject to change. We cannot assure you that actual costs will not exceed estimates or that we will not reallocate or alter our capital expenditures.

External Funding

     Our short-term debt is principally denominated in U.S. dollars and represents borrowings from banks. At December 31, 2002, our current loans and short-term portion of long-term debt amounted to US$273.9 million compared to US$211.4 million at December 31, 2001 and US$252.3 million at December 31, 2000. The decrease from 2000 to 2001 was due principally to the refinancing of short-term debt with long-term debt and the use of internal cash. The increase during 2002 resulted from an ongoing negotiation between our subsidiary CMQ and its creditor banks. CMQ is currently negotiating an extension of the maturity and certain adjustments to the financial covenants pertaining to its outstanding debt. While the negotiations are in progress, CMQ’s creditors have agreed to extend the maturity for all amounts currently due for periods up to two months, and CMQ remains current on its interest payment obligations. There is a risk, however, that CMQ will not be able to reach new agreements with its creditors. You should also note that under US GAAP, because CMQ’s debts are callable by its creditors, we have not obtained a permanent waiver and there is no assurance that an acceleration will not take place within a one-year period, the entire outstanding balance would have been classified as a current liability, although under Luxembourg GAAP these debts were classified as non-current. See “—Other Liquidity Matters—CMQ Liquidity Matters” below.

     Our long-term debt in principally denominated in U.S. dollars and represents borrowings from banks. At December 31, 2002, our long-term debt, excluding the current portion, amounted to US$100.7 million, compared to US$157.4 million in 2001 and US$81.3 million in 2000. The decrease in our long-term debt resulted from certain amounts of such debt becoming due or becoming short-term debt. The average life of this debt was 9 months in 2002, 22 months in 2001 and 15 months in 2000. As of December 31, 2002 and 2001, we had long-term debt of US$14.3 million and US$27.6 million, respectively, at fixed interest rates and US$180.4 and US$221.0 million, respectively, at rates which varied in relation to established indices, principally LIBOR, plus a low fixed rate. Of our total outstanding long-term debt at December 31, 2002, US$55.0 will mature in 2004, and US$45.7 will mature in 2005. See Note 14 to the Consolidated Financial Statements.

Dividends

     We did not pay any dividends in 2002, and our Board of Directors is recommending that no dividends be paid in 2003. In 2001 and 2000, we paid dividends of US$32.0 million and US$31.6 million, respectively. Dividends paid in any year are related to results of the previous year. With respect to 2002, 2001 and 2000, dividends to minority shareholders in consolidated subsidiaries, excluding Heineken, were US$8.3 million, US$2.6 million and US$3.8 million, respectively. Heineken received dividends from QIB in 2001 and 2000 of US$6.6 million and US$6.1 million, respectively.

     Because we are a holding company, our ability to pay dividends and service any debt obligations depends primarily upon our receipt of sufficient funds from our principal subsidiary, QIB, which depends in turn on QIB’s receipt of sufficient funds from its direct and indirect subsidiaries in the southern cone markets. Beginning on December 3, 2001, the Argentine government imposed a number of monetary and currency exchange control measures that included restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad, with certain exceptions for transfers related to foreign trade and other authorized transactions. These restrictions were progressively reduced from January to May 2003 and were completely eliminated on May 6, 2003. However, as CMQ did not pay dividends in 2002, these regulations did not impact our financial condition. Nonetheless, the reintroduction of any such restrictions may inhibit our ability to receive funds from our Argentine subsidiaries.

     Furthermore, the payment of dividends by our various subsidiaries is also, in certain instances, subject to statutory restrictions and restrictive covenants in debt instruments, like legal reserve requirements, capital and retained earning criteria and other restrictions, and is contingent upon the earnings and cash flow of and permitted borrowings by those subsidiaries. Any inability on the part of some of our subsidiaries to pay dividends would impact the amount of funds available to us to pay dividends and service our debt obligations.

     Bermuda does not restrict or tax the payment of dividends by QIB to us, and Luxembourg does not restrict or impose withholding taxes on the payment of dividends by us to our shareholders. However, dividends paid by subsidiaries to QIB are subject to withholding taxes in Bolivia, Chile and Paraguay and, in certain cases, in Argentina. See “Item 10. Additional Information — Exchange Controls.”

Other Liquidity Matters

     We believe that our working capital is sufficient for our present requirements. In response to the economic situation in Argentina and the highly inflationary environment that existed during most of 2002, we have been working to reduce our working capital and improve our cash generation. At December 31, 2002, the average life of our working Capital decreased to 21 days from 25 days in 2001. These figures may vary among the different countries in which we operate based on the particularities of each market. We have not experienced significant credit problems with our customers in the periods under review.

     We do not engage in hedging our foreign exchange exposure or raw material costs, although our policy may change in the future. As a result, our results of operations and liquidity may adversely be affected by fluctuations in commodity prices and exchange rate movements.

     The economic situation in Argentina has made access to new credit more difficult. Although, we have not had difficulty raising capital, we have not attempted to raise capital either. Indeed, we are focusing our efforts on paying own our indebtedness. We do not have any off-balance sheet financings nor securitizations.

     CMQ Liquidity Matters. Most of our loan agreements contain restrictive financial covenants that require us or our subsidiaries to, among other things, maintain certain financial ratios, limit the amount of dividends paid and restrict indebtedness. In February 2000, CMQ, our principal Argentine subsidiary, refinanced $200.0 million of short-term debt with a two-year amortizing syndicated bank loan (the “Syndicated Loan”). This bank loan contains the following financial covenants, in addition to standard and customary covenants:

•	maximum consolidated debt to EBITDA of no more than 3 to 1;

•	minimum net worth of US$250.0 million;

•	capital expenditure plus acquisitions not to exceed US$200.0 million per year (amended to US$45 million on September 6, 2002); and

•	asset sales not to exceed US$50.0 million per year.

     During 2001, CMQ obtained approximately US$192.8 million in new loans from a number of different banks. The nature of these loans varied as some were bullet loans and others were amortization loans; their terms ranged from 1 to 4 years. The loan agreements contain covenants similar to those contained in the Syndicated Loan.

     The first two installments on the Syndicated Loan, totaling US$ 125.0 million, had been paid as of August 2001. During 2002, an additional US$30.0 million was paid on this loan, while the maturity on the balance of US$45.0 was extended until August 2003. Other loan payments during 2002 amounted to approximately US$15 million; CMQ also obtained additional financing in the amount of US$26.9 million. CMQ met all interest payment obligations on its outstanding debt during this period.

     A significant amount of CMQ’s bank loans are denominated in U.S. dollars. The devaluation of the Argentine peso, as well as the financial and economic crisis that has been affecting Argentina, has limited the ability of CMQ to generate sufficient cash flows in U.S. dollars and comply with certain of its original financial ratios commitments. Consequently, CMQ management is currently negotiating with lenders to obtain, among other things, an extension of the original terms of its loans and adjustments to these financial ratios with which the Company was unable to comply at December 31, 2002. As of this date, the total amount due on financial loans where documentation provided for the maintenance of certain financial ratios that had not been maintained amounted to US$221.5 million, of which, US$59.3 million was classified as non-current under Luxembourg GAAP according to their original terms. For US GAAP purposes, as such debts are callable by the creditors, we have not obtained a permanent waiver and there is no assurance that an acceleration will not take place within a one-year period, the entire outstanding balance would have been classified as a current liability.

     The loan agreements provide that in the case of non-compliance by CMQ with any of its obligations, following due notice to the Company, all amounts owed thereunder could become due and payable. While CMQ is not in compliance with its covenants under some of its loan agreements, as of June 24, 2003, CMQ had not received any notice from its creditors which would make the amounts owed under the loan agreements become due and payable, and the company expects to reach an agreement with its bank creditors in the short term. No assurances can be given, however, that CMQ will reach an agreement with its creditors. Failure to reach such an agreement could trigger an event of default under the loan agreements and accelerate CMQ’s payment obligations thereunder. In addition, notice triggering payment obligations could be given at any time, and CMQ would not have any means of curing its defaults on its covenants.

RESEARCH AND DEVELOPMENT

     Research and development costs are expensed in the year in which these costs are incurred. Historically, these expenses have not been significant. During the last three years, we did not pay any royalties under our trademark or franchise license agreements.

TREND INFORMATION

     Uncertainties regarding further devaluation and the Argentine economy. We realize a substantial portion of our revenues in pesos while our indebtedness is principally denominated in U.S. dollars. Therefore, not only has the devaluation of the peso adversely affected the U.S. dollar value of our earnings, but it has also affected our ability to pay down our dollar-denominated debt. Any further depreciation of the peso against the U.S. dollar will correspondingly increase the amount of our debt compared to our peso-denominated revenues.

     The current recession coupled with the devaluation of the peso has led to a reduction of wages in real terms and of disposable income across all class sectors of the Argentine population. This reduction in consumer buying power resulted in lower sales of our products with a consequent reduction in revenues and cash inflows. During the first quarter of 2003, our volume sales have increased as have our sales prices measured in U.S. dollars, but there can be no assurances that these improvements will continue.

     Furthermore, even though we raised our nominal prices in 2002, the rate of local currency devaluations in Argentina, Paraguay and Uruguay far exceeded the rate of inflation in each of these markets, causing our average sales prices in U.S. dollars to decline. We cannot assure you that market demand in the future will rise sufficiently to offset the significant impact of the devaluation of the Argentine peso and subsequent devaluations of the local currencies in Paraguay and Uruguay that occurred in 2002. In addition, we purchase most of our barley, malt, aluminum cans and plastic bottle preforms in local currency and principally in Argentina, and therefore, we incur certain costs of sales and expenses in local currencies. However, the price of these raw materials may vary with international grain, aluminum and PET prices, which are denominated in U.S. dollars. Therefore, we cannot guarantee that the percentage of our cost of sales represented by these items will not increase significantly due to further currency devaluation in our countries of operation.

     Because the Argentine economic crisis has had a significant adverse effect on our other markets, the governments of these other countries could take action to control inflation and institute other policies involving wage, price and tariff rate controls as well as engage in other interventionist measures, which may include freezing bank accounts and imposing capital controls. Changes in the policies of these governmental authorities with respect to tariff rates, exchange controls, regulations and taxation could affect our business and financial results adversely, as could inflation, devaluation, social instability and other political, economic or diplomatic developments, including the governments’ response to such circumstances.

     In light of the current economic situation in Argentina and in the other countries in which we operate, you should recognize that our business, earnings, asset values and prospects have been and may continue to be materially and adversely affected by developments with respect to inflation, interest rates, currency fluctuations, government policies, exchange control regulations, taxation, social instability and other political, economic or diplomatic developments in or affecting our countries of operation. We have no control over such conditions and developments and can provide no assurance that such conditions and developments will not further adversely affect our results of operation and financial condition.

     Impact of loss of Heineken license. It is impossible for us to predict how, if at all, the loss of the Heineken license will impact our financial results. While we believe the Heineken brand to be the largest brand in the premium segment of the market in Argentina and Chile, according to our internal estimates, Heineken accounts for less than 2% of our sales in Argentina, and approximately 22% of our sales in Chile. These two countries account for the vast majority of Heineken’s sales in the southern cone markets. We are currently evaluating possibilities with regard to replacing Heineken as our premium brand. Nonetheless, we do not believe the loss of sales from Heineken will have a significant impact on our results. If, however, the acquisition by Heineken of the 50% stake in IRSA which owns 62% of CCU, and the resulting transfer of the licensing agreements to produce the Heineken brand in Chile and Argentina to CCU, creates a more competitive environment in the southern cone markets, our results of operation could be impacted.

      Currently, we are negotiating with AmBev and Danone to arrive at a solution to AmBev’s violation of its non-compete with Danone. While it is too early to predict how this conflict will be resolved, we do not believe that any resolution will significantly impact our results of operation as our water sales in Uruguay account for only 0.15% of our total consolidated net sales. See “Item 4. Information on the Company—Business Overview—Competition in the Southern Cone Markets—Competition-Soft Drinks.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

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

     The Quinsa Shareholders Agreement provides, among other things, that so long as AmBev and BAC each has a certain percentage of all shares entitled to vote at our shareholders meetings, each of AmBev and BAC will have the right to nominate 50% of the directors constituting our board of directors. See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Quinsa Shareholders Agreement.” As a result, on January 31, 2003, Santiago Quirno-Bemberg, Stanislas Poniatowski, Louis-James de Viel Castel, Serge de Ganay and Christian Baillet resigned as members of our Board. The vacancies were filled on the same date by Carlos Alberto da Veiga Sicupira, Marcel Herrmann Telles, Magim Rodriguez Júnior, Victório Carlos de Marchi and Roberto Moses Thompson Motta. Alvaro Sainz de Vicuña was appointed to replace Jean de Ganay, who resigned on May 8, 2003. All of these directors must be confirmed at the Annual General Shareholders’ Meeting scheduled to occur on June 27, 2003.

     Thus, our current directors are as follows:

Name	Date of Birth

Jacques-Louis de Montalembert (1)	8-6-45
Carlos J. Miguens (1)	2-16-49
Alvaro Sáinz de Vicuña (1)(2)(4)	7-12-52
Federico Sáinz de Vicuña (1)(2)	2-26-57
Marcel Herrmann Telles (3)	2-23-50
Victorio Carlos De Marchi (3)	11-13-38
Carlos Alberto da Veiga Sicupira (3)	5-1-48
Roberto Moses Thompson Motta (3)	11-6-57
Magim Rodriguez Júnior (3)	3-22-42
Beverages Associates (BAC) Corp.	—

(1)	These directors were nominated by BAC pursuant to its rights under the Quinsa Shareholders Agreement. See “Item 4—Information on the Company—History and Development—Recent Events—Relationship with AmBev,” and “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Quinsa Shareholders Agreement.”

(2)	Alvaro Sáinz de Vicuña and Federico Sáinz de Vicuña are brothers.

(3)	These directors were nominated by AmBev pursuant to its rights under the Quinsa Shareholders Agreement. See “Item 4—Information on the Company—History and Development—Recent Events—Relationship with AmBev,” and “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Quinsa Shareholders Agreement.”

(4)	Replaced Jean de Ganay on May 9, 2003; Mr de Ganay resigned from Quinsa’s board on May 8, 2003. Following are brief biographies of each of our directors:

     Jacques-Louis de Montalembert is currently Chairman of the Board of Directors. He has been a Director of Quinsa since 1989. His term of office expires in June 2008. He has represented the Bemberg family in Latin America since 1978 and is a member of various boards of directors, including Cervecería Chile and Bodegas

Chandon S.A. He is a member of the Conseil de Surveillance of Bongrain S.A. and he is chairman of Fundación Pro Vivienda Social.

     Carlos J. Miguens has been a Director of Quinsa since 1989. His term of office expires in June 2004. His professional experience includes serving as President of CMQ, Malsaf and Mosa. He has also been President of M.B.P. International, and is currently President of M.B. Holdings and Agropecuaria Cantomi.

     Alvaro Sáinz de Vicuña has been a Director of Quinsa and of Quilvest since 1996. His term of office expires in June 2005. He is Chief Executive Officer and Vice President of the Board of Directors of Sociedad Ibérica de Cartera, S.A.—SIBEC, where he has worked since 1984. He has also held various positions at Merrill Lynch International Banking Group, Banco Urquijo in Madrid and S.G. Warburg. He holds a degree in economics and business administration from Universidad Complutense in Madrid.

     Federico Sáinz de Vicuña has been a Director of Quinsa since June 1993. His term of office expires in June 2004. He is the President and Chief Executive Officer of FEIBA S.A. He has held various positions with CS First Boston Limited, Warner Home Video Española S.A. and Impala S.A. Mr. Sáinz de Vicuña holds a B.S. degree in economics from The Wharton School of the University of Pennsylvania.

     Marcel Herrmann Telles is the Co-Chairman of the Board of Directors of AmBev. He served as Chief Executive Officer of Companhia Cervejaria Brahma from 1989 to 1999. He is also currently a member of the Board of directors of Lojas Americanas S.A. Mr. Telles has a degree in economics from the Federal University of Rio de Janeiro and attended the Owners/presidents Management Program at Harvard Business School.

     Victorio Carlos De Marchi is the Co Chairman of the Board of Directors of AmBev and the Chairman of the Board of Directors of CBB. He joined Antarctica in 1961 and helds various positions during his tenure, including Chief Executive Officer from 1988 to April 2000. He has a degree in economics from Faculdade de Economia, Finanzas e Administracao de San Paulo and a law degree from Sao Bernardo do Campo Law School.

     Carlos Alberto da Veiga Sicupira is a member of the Board of Directors of AmBev. He also served as a member of the Board of Directors of Brahma from 1990 until 1999. He is also currently a Managing Partner of GP Investimentos Ltda., a director of Artex S.A. and Submarino.com Ltda.. He has a degree in business administration from the Federal University of Rio de Janeiro and a degree from the Harvard Business School.

     Roberto Moses Thompson Motta is an alternate member of the Board of Directors of AmBev. He is an officer of GP Investimentos Ltda. He worked in the corporate finance department of Banco de Investimentos Garantia S.A. from 1986 to 1992. He holds a degree in engineering from the Pontificia Universidade Católica de Rio e Janeiro, and an M.B.A. from the Whartoon School of the University of Pennsylvania.

     Magim Rodriguez Júnior has been the Chief Executive Officer of AmBev since 1999. He is also Chief Executive Officer of CBB. He has been associated with Brahma since 1989, serving first as Marketing Officer. He holds a degree in business administration and accounting from Mackenzie University.

     Beverages Associates (BAC) Corp. Under Luxembourg law, a corporation may serve on the board of directors of another corporation. BAC has authorized William Engels to represent BAC on our Board of Directors. His term of office expires in June 2008.

Senior Management

     Our current executive officers are set forth below. We have a board of management that helps facilitate coordination between our various business units. As of December 31, 2002, the five members of the board of management were Agustín García Mansilla, Carlos Adjoyán, Gustavo Castelli, Nestor Del Campo, and Faustino Arias.

		Current		Number of
		Position	Date of	Years
Name	Position	Held Since	Birth	with Quinsa

Agustín García Mansilla	Chief Executive Officer	1998	1-11-56	7
Carlos Adjoyán	Director, Human Resources	1998	3-5-52	5
Gustavo Castelli	Chief Financial Officer	2002	8-10-59	4
Néstor Del Campo	Director, Argentina Beverages Division (“ABD”)	2002	8-3-63	10
Faustino Arias	Director, International Beverage Division	2003	6-25-61	17
Darío Aparicio	Logistics Manager, ABD	2002	12-11-57	5
Nicolás Bamberg	Industrial Manager, ABD	2002	10-28-56	11
Francis Cressall	Manager, Corporate Finance	1998	6-3-59	5
Héctor Dorribo	Group Controller	2002	4-7-52	22
Gerardo García Gorostidi	Group Treasurer	1992	3-13-52	27
Miguel A Gómez Eiriz	General Manager Bolivia	2003	10-13-62	12
Adrián González Fischer	National Sales and Distribution Manager, ABD	2003	2-23-63	10
Jorge Johnson (1)	General Manager, Cervecería Paraguaya	1995	9-1-53	12
Fernando Lascano	Corporate Communications Manager	2000	12-28-45	3
Jorge Mastroizzi	Marketing Manager, ABD	2003	10-4-69	4
Daniel Montero	Internal Auditor	1999	5-18-43	4
Fernando Ragni	Soft Drinks Manager, ABD	2003	10-7-51	9
Luis Ramírez (2)	General Manager, Cervecería Chile	1998	11-20-58	5
Celso Rojas	General Manager, FPV	1998	5-10-41	30
Gustavo Sampayo	General Manager, Uruguay	2003	9-9-65	16
Hector Ordoqui	Country Manager, Uruguay	2003	9-28-42	14
Silvio Szostak	Chief Information Officer	1998	9-15-48	5

(1)	Jorge Johnson has announced that he will be leaving Quinsa as of December 31, 2003.

(2)	Luis Ramirez has announced that he will be leaving Quinsa as of July 1, 2003.

     There is no family relationship between any of the members of our senior management nor between any members of our senior management and the members of our board. There is no arrangement with our major shareholders, customers, suppliers or other person pursuant to which the members of our senior management were selected. Following are brief biographies of each of our executive officers:

     Agustín García Mansilla* has been Chief Executive Officer and Chairman of the board of management since January 1998. He is a Director of CMQ and of some of other operating subsidiaries. Prior to his present position, he was Vice President of Operations for Latin America and General Manager for Argentina for Burns Philip, General Manager for CALSA, and was Marketing Manager for a major footwear brand for Alpargatas SAIC. He holds a degree in Industrial Engineering from the University of Buenos Aires and has also attended Stanford’s Executive Program as well as the program for executives at the Instituto de Altos Estudios Empresariales.

     Carlos Adjoyán* has been Director of Human Resources and a member of the board of management since joining the Company in 1998. Prior to his current position, he was Director of Human Resources for Johnson Wax

Argentina, and Management Development Manager of Unilever Argentina. He holds a degree in Industrial Relations from the UADE University.

     Gustavo Castelli* has been Chief Financial Officer since 2002. Previously, he was General Manager for BAESA, as well as Vice President for Argentina, Chile and Uruguay at Burns Philip. Mr. Castelli earned a CPA degree and a degree in Business Administration from the Catholic University of Argentina.

     Néstor Del Campo* was appointed Director for ABD in 2002. Prior to that time, he served as General Manager of CMQ as well as Marketing & Sales Manager of CMQ. Previously he had been Marketing Manager for Pepsi. He holds a degree in Business Administration from the Catholic University of Argentina. He has also attended the Executive Program at Darden School, University of Virginia.

     Faustino Arias * has been Director of International Beverages since January 2003. Previously, he was General Manager of Incesa. Prior to that, he was Finance and Administration Manager of Cervecería Chile and he worked in the Zárate Project. He holds a CPA degree from the University of Buenos Aires. He has also attended the Executive Program at Darden School, University of Virginia.

     Darío Aparicio has been the Logistics Manager of ABD since 2002. Prior to his current position, he was Industrial Manager at BAESA, Plant Manager at the Corrientes brewery and Plant Manager at the Llavallol brewery. Mr. Aparicio holds a degree in Industrial Engineering from University of Buenos Aires.

     Nicolás Bamberg has been Industrial Manager of ABD since 2002. Prior to this position, he was Industrial Manager of CMQ, Plant Manager of the Quilmes Brewery and Plant Manager of the Zárate Brewery. He holds a degree in Industrial Engineering from the Catholic University of Argentina. He has also attended the Executive Program at Darden School, University of Virginia.

     Francis Cressall has been Manager of Corporate Finance since March 1998. Prior to this position, he was a Vice President with J.P. Morgan. He holds a degree in Business Administration from the University of Buenos Aires.

     Héctor Dorribo has been Group Controller since 2002. Previously, he was Finance and Administration Manager of CMQ and Controller for CALSA. He holds a degree in Business Administration from the University of Buenos Aires.

     Gerardo García Gorostidi has been Group Treasurer since 1993. Prior to his current position, he was Treasurer of our Argentine companies, Finance and Administration Manager of CMQ and Assistant Finance Manager at Compañía Química S.A. He holds a degree in Economics from the University of Buenos Aires

     Miguel Gómez Eiriz has been General Manager of Incesa since January 2003. Prior to his current position, he was the Finance and Administration Manager at Baesa, the General Manager of Paresa, the Group Controller at Quinsa and Finance and Administration Manager of CMQ. Mr. Eiriz earned a CPA degree from the Catholic University of Argentina.

     Adrián González Fischer has been the National Sales and Distribution Manager for ABD since April 2003. Previously, he held the position of Sales Manager of CMQ and prior to that, Distribution and Retail Sales Manager at CMQ. He was also the Commercial Manager in Chile. Mr. González Fischer earned a degree in Business Administration from the University of Buenos Aires.

     Jorge Johnson has been General Manager of Cervecería Paraguaya since 1995. Prior to that, he was Project Manager at Cervecería Chile, Operations Manager at Cervecería Paraguaya and a staff engineer at Hidrosan Chile and Empresa Nacional de Petróleo. He holds an engineering degree from the Catholic University of Chile and a graduate degree in business administration from the Escuela de Negocios de Valparaíso, Universidad Adolfo Ibañez. Mr. Johnson has announced he will be leaving Quinsa as of December 31, 2003.

     Fernando Lascano has been Corporate Communications Manager since September 2000. Previously, he was a professional journalist and chief economic editor for “La Nación”, one of the principle newspapers in Buenos Aires.

     Jorge Mastroizzi has been Marketing Manager for ABD since April 2003. Prior to his current position, he was the Brand Manager for the Quilmes brand. He also worked as a Product Manager at Molinos Ríos de la Plata SA. Mr. Mastroizzi holds a degree in Business Administration from the University of Buenos Aires.

     Daniel Montero has been Corporate Audit Manager since January 1999. Prior to this position, he was General Audit Vice-President for South America at Burns Philip International Ltd., General Audit Manager at CALSA and Internal Audit Manager at General Electric Argentina. He holds a degree in Business Administration from the Argentine University of Business.

     Fernando Ragni has been Soft Drinks Manager for ADB since April 2003. Previously, he was Marketing Manager for CMQ, Manager for Commercial Services at CMQ, Commercial Manager at Bieckert and Marketing Manager at Pepsi Argentina. Mr. Ragni holds a degree in Advertising from the Universidad del Salvador.

     Luis Ramirez has been General Manager of Cervecería Chile since 1998. Previously, he was General Manager of Vital. He holds a Commercial Engineering degree from the Catholic University of Chile. Mr. Ramirez has announced that he will be leaving Quinsa as of July 1, 2003.

     Celso Rojas has been the General Manager of FPV since 1998. Prior to his current position, he was Financial Manager and General Manager of Paresa and Assistant Manager at Citibank Paraguay. He holds a degree in economics from the Universidad Nacional de Asunción and, since 1971, has been a Professor at the Catholic University of Paraguay.

     Gustavo Sampayo has been General Manager for Uruguay since March 2003. Prior to his current position, he was Controller of BAESA and Finance and Administration Manager of PARESA and Cervecería Chile. Mr Sampayo earned a CPA degree from the University of Buenos Aires and a Master’s degree from IAE in Buenos Aires. He has recently completed the Advanced Executive Program at Kellogg Business School at Northwestern University.

     Hector Ordoqui has been the Country Manager for Uruguay since June 2003. Prior to his current position, he was General Manager of Uruguay Beverages Division. He holds an engineering degree from the Universidad de la República Oriental del Uruguay, an MS degree from Leeds University, and a degree in Brewing technology from Berlin University.

     Silvio Szostak has been Chief Information Officer since 1998. Prior to that, he was Technology Manager and then General Manager at Inventica. He holds a CPA and Systems Engineering degree from the University of Buenos Aires.

* Members of our board of management.

COMPENSATION

     Compensation for directors and executive officers. For the year ended December 31, 2002, the aggregate amount of compensation paid to all directors and executive officers as a group was US$3.3 million. In addition, our incentive plan paid to certain of our directors and officers is comprised of up to 5% of the annual consolidated net income of QIB, our principal subsidiary. Actual amounts paid to participants in our incentive plan are based on the seniority of the individual’s position as well as his or her length of employment with the Company. No amounts were accrued under this plan for 2002 because QIB’s consolidated results amounted to a net loss for the year.

     Amounts accrued for pension, retirement and similar benefits.

     Pension benefits. CMQ, sponsors a defined contribution pension plan (the “Plan”) for qualified employees that is funded with contributions from both CMQ and plan participants. Employees are eligible to participate and may enter the Plan during the first quarter of each year.

     Argentine law provides for mandatory pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans (“Pension Funds”) to which employees may elect to direct their mandatory contributions. Under the features of the Plan, participants may elect to direct their voluntary contributions to retirement funds or the same Pension Fund where their mandatory contributions are held. Due to the Argentine economic crisis, while CMQ remained current on its funding obligations under the Plan, deposits in private companies were suspended, and the Company maintained these pension reserves on its records. These reserved contributions will be deposited with the funds designated by the Plan participants once the final treatment of the funds already deposited has been determined.

     Retirement funds. Provided the participant has elected to direct his or her contributions to an authorized investment retirement fund, eligible participants may make monthly pre-tax contributions to the Plan of up to 7.5% of their eligible earnings, and CMQ makes matching contributions equal to 100% of the employee contribution. Separate accounts are maintained for each participant in the Plan. The portion of a participant’s account attributable to his or her own contributions will be 100% vested. The portion of the account attributable to CMQ’s contributions, including matching contributions, will vest after the individual has been employed with CMQ for 5 years. Distributions from the Plan may be made in the form of a lump-sum cash payment or in installment payments. Under certain circumstances, employees may make withdrawals from the Plan prior to attaining age 60 in case of male employees or 55 in case of female employees. During the years ended December 31, 2002 and 2001, CMQ made contributions of approximately US$ 0.1 million and US$ 0.1 million, respectively to the Plan. The amounts corresponding to 2002 have still not been deposited under the Plan.

     Pension funds. Provided the participant has elected to direct his or her contributions to an authorized Pension Fund, eligible participants may make monthly pre-tax contributions to the Plan of up to 11% of their eligible earnings. Elective contributions made by employees are fully vested at all times. CMQ makes matching contributions equal to 100% of the participant’s contribution. Under the pension feature of the Plan, CMQ’s contributions are deferred and maintained in separate accounts for each participant until the participant has completed five years of service with CMQ. Interest income is recognized based on certain governmental yield rate information. After the completion of five years of service, CMQ’s matching contributions are transferred to the Pension Fund where the participant’s elective contributions are being held. Contributions by CMQ were US$ 0.2 million and US$ 0.3 million in 2002 and 2001, respectively. The amounts corresponding to 2002 have still not been deposited.

     Post-employment benefits. Under the features of the Plan, CMQ also provides certain benefits to former or inactive plan participants after employment but before retirement provided the participant completed five years of service with CMQ. These benefits include disability-related benefits and death benefits. The Company maintains an insurance policy to cover any potential liability related to these benefits.

BOARD PRACTICES

     The following chart provides the year in which each person became a director of the Company as well as the date of expiration of their current term of office:

		Term
Name	Director Since	Expiration

Jacques-Louis de Montalembert(1)	1996	June 2008
Carlos J. Miguens	1989	June 2004
Alvaro Sáinz de Vicuña	1996	June 2005
Federico Sáinz de Vicuña	1993	June 2004
Marcel Herrmann Telles (2)	2003	June 2008
Victorio Carlos De Marchi (2)	2003	June 2004
Carlos Alberto da Veiga Sicupira (2)	2003	June 2004
Roberto Moses Thompson Motta (2)	2003	June 2005
Magim Rodriguez Júnior(1)(2)	2003	June 2008
Beverage associates (BAC) Corp., represented by William Engels (2)	2003	June 2008

(1)	To be appointed Co-Chairman at the June 27, 2003 Annual General Shareholders’ Meeting.

(2)	These directors must be confirmed at the Annual General Shareholders’ Meeting scheduled for June 27, 2003.

     None of our directors have entered into service contracts with us or any of our subsidiaries providing for benefits upon termination of employment.

     Committees. We established a disclosure committee (the “Disclosure Committee”) which is responsible for monitoring the collection, processing and submission to the CEO and CFO of information relating to the Company and its consolidated subsidiaries that is required to be included in disclosure reports (such as this annual report on Form 20-F) in order to ensure timely and accurate disclosure of material information. The duties of the Disclosure Committee include the following: (a) assisting the CEO and CFO in evaluating the effectiveness of the Company’s internal controls and disclosure procedures within 90 days prior to the filing of annual reports; (b) suggesting any improvements in internal controls and/or disclosure procedures as a result of such evaluation; (c) verifying that the Company’s processes for information collection, processing and control are in compliance with its internal controls and disclosure procedures such that the accuracy of its disclosures can be verified; and (d) providing assistance in determining whether information may be considered material to the Company and its subsidiaries. The Disclosure Committee is comprised of Francis Cressall, our Manager for Corporate Finance; Hector Dorribo, our Group Controller; Silvio Szostak, our Chief Information Officer; Daniel Montero, our internal auditor and Coordinator of the Disclosure Committee; as well as Ricardo Siri, our General Counsel.

     As of May 28, 2003, we also established a Compensation Committee. Its members are Mr. Marcel Telles, Mr. Alberto Sicupira, Mr. William Engels and Mr. Carlos Miguens. In addition, our Board of Directors is currently in the process of establishing an Audit Committee, although such committee is not required under Luxembourg law .

EMPLOYEES

     As of December 31, 2002, we employed 6,114 people. Of these 6,114 employees, approximately 3,898 were based in Argentina, 973 in Bolivia, 289 in Chile, 613 in Paraguay and 341 in Uruguay. Of these same employees, 3,015 are engaged in industrial activities such as brewing, malting and bottling, 2,454 in commercial activities such as marketing and 645 in finance, administration and other activities. The average number of temporary employees during 2002 was approximately 600.

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

SHARE OWNERSHIP

     None of our directors or executive officers hold any of the Class A or Class B shares. No stock options have been granted to our directors, executive officers or any other employee.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

     Our largest shareholder is BAC, which holds 373,520,000, or 52.52%, of our outstanding voting shares net of treasury stock. BAC was organized in the British Virgin Islands in 1994 by various individual shareholders who are descendants of the Bemberg family, our founding family. BAC’s principal purpose is to hold a controlling interest in the Class A shares, and it currently holds 52.52% of our outstanding voting shares. Shareholders of BAC are restricted in their ability to transfer shares in BAC to persons other than BAC shareholders. BAC’s memorandum of association provides that BAC will begin liquidation proceedings on December 31, 2004, if, prior to that time, there has been no shareholder action to specify another date to extend the existence of BAC.

     On January 31, 2003, AmBev subscribed for 26,388,914 Class B shares from Quinsa and acquired 230,920,000 Class A shares from BAC, together totaling 36.18% of the voting rights in Quinsa. As disclosed in its Schedule 13D/A filed with the SEC on June 13, 2003, AmBev acquired an additional 1,080,200 Class B shares after February 1, 2003. In addition, pursuant to the Stock Purchase Agreement, BAC has granted AmBev a call option, beginning in April 2009, to purchase from BAC and AmBev has granted BAC a put option, beginning in April 2003, to sell to AmBev BAC’s remaining 373,520,000 Quinsa Class A shares in exchange for newly issued shares of AmBev. See “Item 4 — Information on the Company — History and Development — Recent Events — Relationship with AmBev.”

     While AmBev currently owns 36.33% of the voting power in Quinsa, and BAC owns 52.52% of such voting power, the Escrow Agreement among Quinsa, BAC, AmBev, and the Bank of New York as escrow agent, ensures that AmBev’s voting rights in the Company are equal to those of BAC. Pursuant to this agreement, BAC has deposited 60,000,000 of its Quinsa Class A shares with the escrow agent in order to ensure that such shares will only be voted upon joint written instructions from both BAC and AmBev for so long as both BAC and AmBev hold the Requisite Percentage (as defined below). If necessary, the 60,000,000 Class A shares will be adjusted in amount from time to time to maintain voting parity between BAC and AmBev.

     The following table sets forth the estimated relative ownership interests in the Class A shares and the Class B shares of BAC, AmBev and our directors and executive officers as a group and their respective economic and voting power as of June 2003:

				Directors and
				Executive
	BAC		AmBev	Officers

Class A shares	373,520,000		230,920,000	0
Class B shares	0		27,469,114 (+)	0
Economic Interest	27.76%		37.58%	0%
Voting Power(1)	52.52	%(*)	36.33%	0%

(1)	Net of treasury stock
(+)	Includes 1,080,200 Class B shares acquired after February 1, 2003 as disclosed on AmBev’s Schedule 13D/A filed with the SEC on June 13, 2003.
(*)	BAC’s voting power is limited by the Escrow Agreement, as explained above. Therefore, pursuant to the Escrow Agreement, each of BAC and AmBev have equal voting power.

Quinsa Shareholders Agreement

     Pursuant to the Quinsa Shareholders Agreement, so long as AmBev and BAC each has the Requisite Percentage (as defined below) each of AmBev and BAC will have the right to nominate:

•	50% of the directors constituting the Quinsa board of directors, and

•	for each of our subsidiaries, 50% of the number of directors that Quinsa is entitled to nominate under such subsidiary’s charter documents or by-laws, any existing shareholders agreement or applicable law.

     The Quinsa Shareholders Agreement further provides that if either BAC or AmBev ceases to own at least 40% (the “Requisite Percentage”) of the combined ownership of BAC and AmBev of all shares entitled to vote at our shareholder meetings (such combined ownership interest of BAC and AmBev being termed the “Voting Interest”), then the number of directors that each will be entitled to nominate will be determined based on the percentage of the Voting Interest held multiplied by number of directors constituting the Quinsa board or, in the case of one of our subsidiaries, the number of directors that Quinsa is entitled to nominate, subject to certain exceptions.

     Upon exercise of the call option by AmBev or the put option by BAC under the Stock Purchase Agreement, resulting in the purchase by AmBev of BAC’s remaining 373,520,000 Quinsa Class A shares in exchange for newly issued shares of AmBev, (i) BAC will no longer have any rights to nominate directors; (ii) the directors nominated by BAC must resign; (iii) as promptly as practicable, the Quinsa board and each subsidiary board will be reconstituted to include only directors nominated or approved by AmBev, subject to the rights of any shareholders under any subsidiary’s charter or by-laws or any existing shareholders agreement to nominate directors; and (iv) the Quinsa Shareholders Agreement will terminate.

     So long as AmBev and BAC each own at least 40% of the Voting Interest, each will have the right to elect a Co-Chairman of the Quinsa board, as well as the right to jointly appoint a Chairman of each subsidiary board.

     In addition, as long as each of AmBev and BAC owns the Requisite Percentage, we agreed not to take certain actions, and not to permit our subsidiaries to take certain action, without the consent of AmBev and BAC. Examples of actions taken by us or our subsidiaries that could or would require prior consent by AmBev and BAC include: capital expenditures, material or multi-year contracts, business outside of beverages or South America, product pricing, issuance or repurchase of shares or incurrence of debt above certain threshold amounts, changes in senior management compensation, changes in dividend policy, merger or sale of Quinsa or its significant subsidiaries, material asset sales or spin offs, material acquisitions, changes to our charter or by-laws or those of our significant subsidiaries, filing for bankruptcy, and liquidation or dissolution for us or our significant subsidiaries. If AmBev’s or BAC’s Voting Interest decreases, but remains above certain threshold amounts, then certain actions above will continue to require consent by both parties, and so long as AmBev and BAC own one-third or more of the Voting Interest, the affirmative vote of both will be required for any capital increase. Because the Quinsa Shareholders Agreement does not include any mechanism for breaking a tie vote on the Quinsa board of directors, there is a risk that some of the actions described above cannot or will not be taken.

     AmBev also agreed to refrain from acquiring any ownership interest in or substantial assets of any businesses involving the manufacture, marketing, sale or distribution of beverages in certain specified regions in South America without first offering us the opportunity to make such acquisition, with certain limited caveats.

Disclosure of Shareholder Ownership

     Luxembourg law and the rules of the Luxembourg Stock Exchange require any person who acquires securities representing 10% or more of our total voting rights to notify us and the Luxembourg Stock Exchange Supervisory Authority of his or her 10% ownership within seven calendar days of the date he or she knows or should have known of such ownership. In addition, Luxembourg law requires any person to disclose to us and the Luxembourg Stock Exchange Supervisory Authority the percentage of voting rights held by him or her within seven calendar days from the day he or she knows or should have known that such percentage, as a result of an acquisition, sale or other transfer of Class A and/or Class B shares, equals, exceeds or falls below 10%, 20%, 33.3%, 50% or 66.6% of our total voting rights existing at such time, subject to certain exceptions. The percentage of voting rights held by any such holder includes voting rights directly and indirectly controlled. On February 4, 2003, BAC sent a notification to the Luxembourg Stock Exchange and the Luxembourg Stock Exchange Supervisory Authority advising of its acquisition of 262,340,000 Class A shares on January 31, 2003, and its sale on the same date of 230,920,000 Class A shares to AmBev. On February 6, 2003, AmBev sent notice to the Luxembourg Stock Exchange Supervisory Authority advising such entity of, among other things, (i) its acquisition 36.2% of the total voting rights of Quinsa represented by the 230,920,000 Class A shares AmBev acquired from BAC and the 26,388,914 newly issued Class B shares AmBev received from Quinsa, and (ii) the possibility of acquiring a total of 88.7% of the total voting rights of Quinsa upon exercise of the options with respect to the remaining Class A shares held by BAC. As of June 19, 2003, no person or entity other than BAC or AmBev had provided any other such notification with respect to our Class A and/or Class B shares.

RELATED PARTY TRANSACTIONS

     We purchase certain raw materials, goods for resale and services from related parties. These transactions are summarized as follows:

	2002	2001	2000

	(in US$ millions)
Purchase of raw materials	$3.0	$4.8	$9.9
Transportation services	1.7	4.0	4.2
Fees for services	0.6	2.9	2.8
Technical assistance fees	1.5	1.0	1.0
Purchase of goods for resale	0.3	0.4	0.3

Total	$7.1	$13.1	$18.2

     Purchase of Raw Materials. We purchase several raw materials, including malt and barley, from Heineken, which held 15% of the outstanding shares of QIB until January 2003. We buy corn grits and rice from Compal, S.A. (“Compal”) which is 60% owned by Arfinsa S.A. (“Arfinsa”). Arfinsa is indirectly owned by certain members of the Bemberg family, and Compal is our sole supplier of corn grits and rice. In addition, we will purchase yeast from AmBev for production of Bramha beer in the southern cone markets.

     Transportation Services. Transportes Ader S.A. (“Tasa”) provides integrated logistics support for our entire supply chain. This logistics support includes inbound raw materials supply, finished goods distribution, dedicated contract carriage, the management of carriers and other supply chain services. These costs are included as selling and marketing expenses in our consolidated statement of income. Until the beginning of 2003, Tasa was controlled by Bemberg Inversiones S.A., an investment firm owned by certain members of the Bemberg family.

     Fees for Services. These fees relate to certain administrative fees charged by Arfinsa S.A. These costs are included as administrative and general expenses in our consolidated statement of income. Arfinsa is indirectly owned by certain members of the Bemberg family.

     Purchase of Goods for Resale. We purchased imported bottled beer from Heineken. However, as of June 17, 2003 we no longer distribute the Heineken brand in the southern cone markets. See “Item 4 — History and Development — Recent Events — Settlement with Heineken.”

     Technical Assistance Agreements. Until January 2003, our relationship with Heineken as a technical adviser was governed by technical assistance agreements relating to both our brewing and malting operations. The technical assistance agreements covered issues relating to product quality, the maintenance of production equipment and facilities, the purchase of raw materials, environmental issues and managerial systems. We could also request assistance with certain additional services related to our breweries. The fees and expenses generated under these agreements are included as technical assistance fees within cost of goods sold in our consolidated statement of income. Pursuant to the Memorandum of Agreement between Heineken and Quinsa, these technical assistance agreements were terminated in January 2003. See “Item 4 — History and Development — Recent Events — Settlement with Heineken.”

     We believe that all the transactions described above are on terms that would be at least as favorable to those received by an independent third party in arms-length negotiations. In the ordinary course of business, we engage in transactions with affiliated entities, and these transactions are eliminated upon consolidation.

     Related party loans and guarantees. On September 22, 1993, QIB signed a guaranty agreement as the guarantor and primary obligor with the International Finance Corporation (“IFC”), a branch of the World Bank, guaranteeing a loan of US$30.0 million in principal extended by the IFC to CMQ as part of an investment agreement. As of December 31, 2002, the amount due on the loan totaled US$4.0 million. In addition, during 2002 and 2001, QIB guaranteed certain loans of CMQ amounting to approximately US$41.5 million and US$36.0 million, respectively, in connection with CMQ’s negotiations with certain creditors. See “Item. 5 Operating and Financial Review and Prospects—Liquidity and Capital Resources—Other Liquidity Matters—CMQ Liquidity Matters.” During the period from 2000 to 2002, the largest amount guaranteed by QIB at any onetime amounted to US$45.0 million.

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See Item 17 for our Consolidated Financial Statements.

Legal Proceedings and Contingencies

     We have certain contingent liabilities with respect to material existing or potential claims, lawsuits and other proceedings, including those involving tax, social security and other matters. We accrue liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, our own estimates of the outcome of these matters, the opinions of our lawyers, and their experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there will be changes in the estimates of future costs, which could have a significant effect on our future financial position or profitability.

     Primarily as a result of the acquisitions described in Note 3 to our Consolidated Financial Statements, and as part of the allocation of the purchase price of such acquisitions, during 2000 we recognized a contingency reserve of US$51.4 million with respect to tax, social security and commercial lawsuits. Such matters arose in the ordinary course of business of the particular entities prior to our acquisitions.

     As of December 31, 2002, we maintained reserves amounting to US$48.9 million to cover contingent liabilities with respect to material existing or potential claims, lawsuits and other proceedings, including those involving tax, social security and other matters, and including the balance of the contingency reserve described in the preceding paragraph. Our past experience with similar contingencies leads us to believe that our current provisions for such contingencies are adequate. If all such claims were determined adversely within the same period, which we believe highly unlikely, our results of operations for such period would be materially adversely affected.

     In 1997, our subsidiary Baesa sold its Brazilian soft-drink business (the “Brazilian Business”) to Cervejaria Brahma (the “Buyer”). At the time of the sale, the Brazilian Business had certain material existing and potential claims, lawsuits and proceedings, including those involving tax, social security and other matters. Under a tax indemnification agreement, Baesa agreed to indemnify the Buyer for these liabilities, but in no event to exceed US$20.0 million, and PepsiCo has agreed to indemnify Baesa up to US$10 million. Therefore, we believe that the reserve established amounting to US$ 9.9 million is adequate to cover losses related to this transaction.

     The Bolivian tax authorities have claimed back taxes from a company in which CBN used to own a 25% ownership interest, and the Bolivian courts have ruled in favor of the tax authorities. The claim relates to back taxes corresponding to periods prior to our acquisition of a controlling stake in CBN, and did not name CBN as a defendant. While CBN was never a party to this lawsuit, the company against which the claim was filed has since ceased to exist, and the Bolivian tax authorities imposed a lien on CBN’s assets in July 2001 in an effort to obtain payment from CBN. CBN’s independent legal counsel does not believe that the claim will have a material negative impact on us, principally because CBN was never a party to this proceeding. However, if we are required to pay under the claim, we believe that our existing contingency reserves are sufficient to cover any liability to the Company.

     In June 2002, we also received a summons indicating that Heineken had commenced a legal proceeding against our company in a Luxembourg court. The summons alleged that our proposed transaction with AmBev violated certain contractual agreements between Heineken and Quinsa, and requested that the court issue an order prohibiting the completion of the transaction with AmBev until the contract dispute is resolved by an arbitrator. Later in June, the Luxembourg court dismissed Heineken’s summons after noting that we and AmBev had agreed not to complete the AmBev transactions before September 15, 2002, the earliest date by which the required approval of the Argentina antitrust authorities was expected. This proceeding has been resolved. See “Item 4. Information on the Company — History and Development — Recent Events — Settlement with Heineken.”

Dividend Policy

     For a description of our dividend policy, see “Item 10. Additional Information — Memorandum and Articles of Incorporation — Capital Stock — Dividends” below.

Significant Changes

     Except as otherwise described in our annual financial statements, there have been no significant changes in our business, financial conditions or results since December 31, 2002.

ITEM 9. THE OFFER AND LISTING

Market for the Class B shares

     Our ADSs, each representing two Class B shares without par value, are listed on the New York Stock Exchange (“NYSE”) and trade under the symbol “LQU”. Our Class B shares are listed and trade on the Luxembourg Stock Exchange (“LSE”) as well. The Bank of New York is our depositary issuing American Depositary Receipts (“ADRs”), pursuant to the Deposit Agreement dated February 28, 2002 among us, The Bank of New York, as depositary, and the holders from time to time of ADRs. The ADSs (initially representing our non-voting shares and now representing Class B voting shares) and non-voting shares (which are now our Class B voting shares) began trading on the NYSE and the LSE, respectively, on March 28, 1996. The table below sets forth, for the periods indicated, the reported high and low daily closing prices of the non-voting shares or Class B shares, as the case may be, and the ADSs on the LSE and the NYSE, respectively.

	Price per Class B share(1)			Price per ADS(2)(3)

	High	Low	High	Low

1998	$13.85	$6.00	$28.00	$12.75
1999	12.25	7.20	25.25	15.00
2000	13.75	7.85	28.25	15.13
2001	10.90	5.00	24.12	9.95
2002	6.38	2.52	13.09	5.73
2001
1st Quarter	10.90	7.85	24.12	17.00
2nd Quarter	10.04	8.60	21.30	17.80
3rd Quarter	9.86	5.52	21.10	11.49
4th Quarter	6.34	5.00	13.60	9.95
2002
1st Quarter	6.10	4.31	13.01	8.75
2nd Quarter	6.38	4.49	13.09	8.75
3rd Quarter	4.50	3.42	9.24	6.70
4th Quarter	3.48	2.52	7.40	5.73
2003
1st Quarter	3.52	2.72	8.11	6.35
December 2002	2.86	2.52	6.27	5.80
January 2003	3.46	2.72	8.11	6.42
February 2003	3.36	2.90	7.75	6.35
March 2003	3.52	3.20	7.80	7.38
April 2003	4.74	3.20	10.04	7.65
May 2003	5.52	4.60	11.95	9.88

(1)	Source: Luxembourg Stock Exchange.

(2)	Source: New York Stock Exchange.

(3)	The ADSs have been restated to give retroactive effect to the change in ratio of Class B shares to ADRs. After approval of the recapitalization plan, each ADR represented two Class B shares, whereas previously each ADR had represented one non-voting share.

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

	Price per Class A share(1)(2)

	High	Low

1998	$1.120	$0.625
1999	0.975	0.712
2000	1.140	0.700
2001	0.980	0.550
2002	0.725	0.430
2001
1st Quarter	0.855	0.700
2nd Quarter	0.980	0.730
3rd Quarter	0.970	0.600
4th Quarter	0.710	0.550
2002
1st Quarter	0.630	0.430
2nd Quarter	0.725	0.462
3rd Quarter	0.700	0.500
4th Quarter	0.525	0.475
2003
1st Quarter	0.510	0.300
December 2002	0.500	0.500
January 2003	0.510	0.500
February 2003	0.500	0.350
March 2003	0.380	0.300
April 2003	0.336	0.290
May 2003	0.470	0.310

(1)	Source: Luxembourg Stock Exchange.

(2)	The prices of our Class A shares have been restated to give retroactive effect to the 10:1 split which occurred as a result of our recapitalization in June 2001.

ITEM 10. ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF INCORPORATION

Recapitalization

     At an Extraordinary General Meeting held on June 8, 2001, our shareholders of our ordinary shares, non-voting shares and American Depositary Shares (“ADSs”) representing non-voting shares approved the share capital reorganization plan to alter the respective rights of holders of our ordinary shares without par value and holders of our non-voting shares including ADS holders. As a result, we:

•	redesignated the outstanding ordinary shares as Class A shares and split each outstanding ordinary share into ten Class A shares;

•	converted the outstanding non-voting shares into Class B voting ordinary shares and canceled the class of non-voting shares;

•	adjusted the rights to dividends and liquidation proceeds of the two classes so that each Class B share is entitled to receive, with respect to any dividends or liquidation proceeds, ten times the amount per share paid on the Class A shares;

•	permitted conversion of Class A shares into Class B shares for a limited period of time each year, provided that as a result of such conversion a shareholder does not hold more than 5% of the Class B shares in the aggregate;

•	restated the existing provision of our Articles (as the term is defined below) relating to authorized capital and waived preferential subscription rights of shareholders to subscribe for further issues of Class A shares or Class B shares; and

•	changed the ratio of Class B shares to ADSs from 1:1 to 2:1.

Because the Class B shares now have voting rights, implementation of the plan has increased the voting power of the public stockholders, although voting control of Quinsa remains with the holder or holders of the Class A shares. The purpose of the share capital reorganization plan was to create a publicly traded security having characteristics that would make it eligible for investments by Argentine pension funds.

Register

     We were incorporated by deed of Maître Camille Hellinckx, a notary residing in Luxembourg, on December 20, 1989. This deed was published in the Mémorial Recueil des Sociétés et Associations (the “Mémorial”), number 209 on June 26, 1990. Our Statuts Coordonnés, which include both charter and by-laws, (the “Articles”) were amended on the following dates: (1) June 11, 1992 by deed of Maître Camille Hellinckx published in the Mémorial, number 339 on August 6, 1992; (2) December 10, 1993 by deed of Maître Camille Hellinckx published in the Mémorial, number 7 on January 7, 1994; (3) June 24, 1994 by deed of Maître André Schwachtgen, published in the Mémorial, number 325 on September 6, 1994; (4) February 6, 1996 by deed of Maître Camille Hellinckx published in the Mémorial, number 117 on March 7, 1996; (5) April 25, 1996 by deed of Maître Camille Hellinckx published in the Mémorial, number 299 on June 19, 1996; and (6) October 9, 2000 by deed of Maître Reginald Neuman published in the Mémorial, number 830 on November 13, 2000; (7) June 8, 2001 by deed of Maître Reginald Neuman published in the Mémorial, number 1173 on December 15, 2001; (8) August 8, 2001 by deed of Maître Reginald Neuman published in the Mémorial, number 117 on January 22, 2002; and (9) January 31, 2003 by deed of Maître Jean-Joseph Wagner published in the Mémorial, number 270 on March 13, 2003.

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

The Board of Directors

     Our board of directors consists of a minimum of three and a maximum of 15 members appointed at general meetings. Directors are not required to own our shares in order to act as members of the board. A director’s term of office may not exceed six years; although directors may be reappointed and dismissed at any time. The Articles do not provide for classes of directors nor mandatory retirement of our directors on the basis of age.

     Voting. The board of directors meets as often as is required, upon notice given by either of the co-chairmen or by two directors either at the registered office or at any place indicated in the notice. The board of directors may deliberate and act only if a majority of its members are present in person or by proxy. All decisions are taken by a majority of votes of directors present or represented. In the event of a tie-vote, the chairman casts the deciding vote.

     If certain proposed amendments to our Articles are approved at the Annual General Shareholders’ Meeting scheduled for June 27, 2003, the sentence regarding tie-votes will be deleted from the Articles.

     Powers. The board of directors is vested with broad powers to act on our behalf. It may authorize all acts of management (including the borrowing of funds) within our corporate purposes other than those specifically reserved to general meetings of shareholders. Within the limits of Luxembourg law, the board of directors may:

•	delegate to any of its members, the powers to carry out its decisions and to provide day-to-day management;

•	confer to any person the powers necessary for our technical, administrative and commercial management;

•	constitute any committee and determine its function and authority; and

•	authorize all substitutions in the powers it has delegated or conferred.

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

Capital Stock

     Our authorized share capital is US$400,000,000, represented by Class A shares without par value and Class B shares without par value, totaling 8,729,308,855 shares which includes the number of Class A shares and Class B shares as are issued and outstanding from time to time. On January 31, 2003, the board of directors of Quinsa resolved to increase our share capital from US$33,520,121 to US$41,669,101 by the issuance of 26,388,914 Class B shares to AmBev pursuant to the Share Exchange Agreement. See “Item 4 – History and Development – Recent Events — Relationship with AmBev.” As a result, we amended our articles of incorporation to reflect this increase in share capital, as well as the number of Class A shares and Class B shares represented thereby. Therefore, as of the date of this report, our issued and outstanding share capital is represented by 647,618,840 Class A shares and 69,777,119 Class B shares.

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

Voting Rights. Each Class A share and each Class B share entitles the holder to cast one vote at any shareholders’ meeting. Class A shares and Class B shares will ordinarily vote as one class at any shareholders meeting. However, any resolutions affecting the respective rights of particular classes must be approved separately by each class, pursuant to the quorum and majority requirements established by Luxembourg law. Our Articles do not provide for cumulative voting, nor do they contain any provision discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of our shares.

Rights to Share in Company Profits. The surplus after deduction of charges and amortizations represents the net profit at the disposal of the general meeting for free allocation. With the approval of the auditor(s) the board of directors may initiate interim dividend payments. Dividends decided by the general meeting as well as those initiated by the board of directors are paid at the periods and places fixed by the board of directors.

Liquidation Rights. Should a liquidation of Quinsa occur, any surplus assets available for distribution will be distributed to Class A and Class B shareholders after payment of all the company’s debts and obligations. Each Class B share is entitled to liquidation proceeds equal to ten times the amount of liquidation proceeds to which each Class A share is entitled. The rights to the liquidation proceeds of Class A shares and Class B shares rank pari passu without preference to each other.

Conversion Rights. Class A shares are convertible into Class B shares at a ratio of ten Class A shares for 1 Class B share for the first 15 Luxembourg business days every July, provided (i) Class A holders submit their request to convert such shares (the “Requests”) within the given time frame, and (ii) such request is accompanied by a certification, in such form determined by the board, by the tendering holder (the “Certification”) of the amount of Class B shares he or she holds prior to giving effect to this Request.

     The Class A holders will be able to convert all of the Class A shares covered by his or her Request to the extent that each holder’s Class B share holdings does not reach 5%. To the extent that upon effecting the Request, any Class A holder would be the beneficial owner of 5% or more of the Class B shares outstanding, the holder will only be allowed to convert as many Class A shares as would leave the Class A holder with Class B share holdings under 5%. Class A holders who will not receive all of the Requested shares because the holder would be the beneficial owner of greater than 5% of the Class B share holdings, may not withdraw their Request, but will instead receive as many Requested Class B shares as is possible in accordance with their Request without triggering the 5% threshold. Class A holders requesting conversion of their Class A shares will be notified by July 31 of each year whether and to what extent their Requests were permitted and what their resulting Class B share holdings are.

     Pre-emptive Rights. Our Articles provide that within the limits of the authorized share capital referred to above, any issue of shares of any class may be made with or without reserving to holders of shares of any class a preferential subscription right for such shares.

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

     Nonresident or Foreign Shareholders. There are no limitations, under Luxembourg law or the Articles (except as described under “Conversion Rights” above), on the right of our nonresident or foreign shareholders to hold the Class A or the Class B shares.

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

General Meetings

     The annual general meeting of our Class A and Class B shares is held in the city of Luxembourg, at the place indicated in the notices of meeting, on the first business day following the fourth Thursday of June at 10:00 AM. Notices of ordinary and extraordinary general meetings must contain the agenda, date, time and place of the meeting. These notices are made by announcements published twice in the Mémorial, as well as in a Luxembourg newspaper and an international newspaper. There is an eight-day interval between the two notices, and the second notice is published at least eight days before the meeting. Notices for any extraordinary general meeting reconvened for lack of a quorum must also contain, according to Luxembourg law, the result of the first meeting. These notices must be made by announcements published twice in the Mémorial and two other Luxembourg newspapers, with a 15-day interval between the two notices and with the second notice published at least 15 days before the meeting.

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

MATERIAL CONTRACTS

     In connection with our strategic relationship with AmBev, we entered into the agreements described below.

     Share Exchange Agreement. On May 1, 2002 we signed a Share Exchange Agreement with AmBev pursuant to which AmBev agreed to contribute to Quinsa all the Southern Holding Shares related to AmBev subsidiaries that manufacture, market, sell or distribute beer in Argentina, Uruguay and Paraguay in exchange for 26,388,914 newly issued Quinsa Class B shares. AmBev contributed the Southern Holding Shares to Quinsa and Quinsa issued the Class B shares to AmBev on January 31, 2003. The completion of the transactions contemplated by the Share Exchange Agreement was subject to the satisfaction of the conditions set forth in the Share Exchange Agreement, including the approval of the applicable antitrust authorities, which Quinsa received on January 13, 2003, subject to certain conditions. See “Item 4. Information on the Company — Business Overview — Recent Events — Approval of the Argentine Antitrust Authorities.” See “Item 4 — Information on the Company — Business Overview — Recent Events — Relationship with AmBev.”

     License Agreement. Pursuant to the Share Exchange Agreement, we entered into the License Agreement with AmBev on January 31, 2003, pursuant to which AmBev granted Quinsa and its subsidiaries a perpetual royalty free exclusive license to manufacture, market, sell and distribute the AmBev beer brands in Argentina, Chile, Uruguay, Paraguay and Bolivia. The exclusive license is subject to certain requirements on the part of Quinsa set forth in the License Agreement including, (i) Quinsa’s providing access to facilities and regular updates to AmBev with respect to the licensed AmBev beer; (ii) the requirement that Quinsa purchase the culture yeast needed for the production of the beer only from AmBev or its designee; (iii) the requirement that Quinsa refrain from producing, selling or distributing any other beer marketed or sold in Brazil under a trademark or trade name that is of Brazilian origin, or from distributing the licensed AmBev beer outside of its designated territory; and (iv) the development by Quinsa of policies and strategies relating to the marketing of the licensed AmBev beer in the regions covered by the license. The parties also agreed to other undertakings to facilitate each other’s performance under the License Agreement.

     Distribution Agreement. In addition, pursuant to the Share Exchange Agreement, we also entered into the Distribution Agreement on January 31, 2003 pursuant to which we have granted AmBev the exclusive right to produce, distribute and sell certain specified Quinsa beer brands in Brazil in exchange for a royalty of 3% of the net revenues AmBev receives on the sales of the licensed Quinsa beer in Brazil. The exclusive license is subject to certain requirements on the part of AmBev set forth in the Distribution Agreement including, (i) AmBev providing access to facilities and regular updates to Quinsa with respect to the licensed Quinsa beer; (ii) the requirement that AmBev purchase the culture yeast needed for the production of the beer only from Quinsa or its designee; (iii) the requirement that Quinsa refrain from distributing the licensed Quinsa beer outside of its designated territory; and (iv) AmBev achieving certain specified sales volume targets. The parties also agreed to other undertakings to facilitate each other’s performance under the Distribution Agreement.

     Quinsa Shareholders Agreement. We entered into the Quinsa Shareholders Agreement with regard to certain matters relating to the voting, transfer and issuance of Quinsa shares. See “Item 7 — Major Shareholders and Related Party Transactions — Major Shareholders — Quinsa Shareholders Agreement.”

     Memorandum of Agreement. We entered into a Memorandum of Agreement with Heineken on January 13, 2003, pursuant to which we agreed with Heineken to settle and resolve all disputes and claims brought by and against each other in an arbitration proceeding before the ICC. See “Item 4 — Information on the Company — History and Development — Recent Events — Settlement with Heineken” and “Item 4 — Information on the Company — Beer Operations in the Southern Cone Markets — Relationship with Heineken.”

     Letter Agreement between Quinsa, BAC and AmBev. Simultaneously with the Memorandum of Agreement, Quinsa, BAC and AmBev executed a Letter Agreement pursuant to which, AmBev agreed to acquire approximately 57% of the QIB shares that Heineken was selling to BAC, or approximately 8.6% of all outstanding shares of QIB, for approximately US$58.5 million. As a result, BAC and AmBev now own approximately 6.4% and 8.6%, respectively of QIB’s outstanding stock. Pursuant to the Letter Agreement, AmBev and BAC have agreed that Quinsa will have the right to purchase the QIB shares held by AmBev and BAC for cash at fair market value if and when Quinsa’s board of directors decides to exercise such right. See “Item 4 — Information on the Company — History and Development — Recent Events — Letter Agreement between Quinsa, BAC and AmBev.”

EXCHANGE CONTROLS

     As a holding company, our ability to pay dividends and service any debt obligations depends primarily upon our receipt of sufficient funds from our principal subsidiary, QIB, which depends in turn on QIB’s receipt of sufficient funds from its subsidiaries in Argentina, Bolivia, Chile, Paraguay and Uruguay.

     Beginning on December 3, 2001, the Argentine government imposed a number of monetary and currency exchange control measures that included restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad, with certain exceptions for transfers related to foreign trade and other authorized transactions. The restrictions requiring the Central Bank’s prior authorization for the transfer of funds abroad in order to make payments of principal and/or interest, which were in place during 2002, were progressively reduced from January to May 2003, and were completely eliminated on May 6, 2003. In addition, funds may now be transferred abroad without previous authorization of the Central Bank in order to pay dividends corresponding to prior periods provided that independent accountants have certified the financial statements for such period. However, there can be no assurance that the Argentine government will not once again place tight restrictions on the transfer of funds abroad by requiring prior approval from the Argentine Central Bank. Such restrictions could inhibit our ability to receive funds from our Argentine subsidiaries.

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

Luxembourg Taxes

     Under present Luxembourg law, and provided we maintain our status as a holding company governed by the law of July 31, 1929, and the grand-ducal decree of December 17, 1938, no income tax, withholding tax (with respect to dividends) or capital gains tax is payable in Luxembourg by us. However, under the grand-ducal decree of December 17, 1938, we are subject to a special tax at a rate ranging from 0.1% to 3.0% on dividends distributed by us and on any interest paid by us on any outstanding bonds. In addition, while there does exist a double tax treaty between the United States and Luxembourg, this treaty excludes a holding company governed by the law of July 31, 1929 because it is not a “resident company”.

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

United States Taxes

     The following summary describes certain United States federal income tax consequences of the acquisition, ownership and disposition of ADSs or our shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to acquire such securities. The summary applies only to holders that hold ADSs or shares as capital assets and does not address special classes of holders, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities or foreign currencies;

•	persons holding ADSs or shares as part of a hedge, straddle or other conversion transaction;

•	persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes; or

•	persons holding ADSs or shares that own or are deemed to own more than ten percent of any class of our stock.

     The summary is based upon tax laws of the United States including the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which may affect the tax consequences described herein possibly with retroactive effect. In addition, the summary is based in part on representations of the Depositary and assumes that each obligation provided for in, or otherwise contemplated by, the Deposit Agreement or any other related document will be performed in accordance with its terms. Prospective purchasers of the ADSs or shares should consult their own tax advisors as to the United States, Luxembourg or other tax consequences of the purchase, ownership and disposition of such securities in their particular circumstances, including the effect of any state or local tax laws.

     The discussion below applies to you only if you are a beneficial owner of ADSs or shares and are, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or of any political subdivision thereof; or

•	an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

     For United States federal income tax purposes, if you hold ADSs you will be treated as the holder of the underlying Class B shares. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying Class B shares.

     Taxation of Distributions. To the extent paid out of our current or accumulated earnings and profits (as determined in accordance with United States federal income tax principles), distributions made with respect to ADSs or shares (other than certain distributions of our capital stock or rights to subscribe for shares of our capital stock) will be includible in income as ordinary dividend income. Under recently enacted legislation, dividends received by noncorporate U.S. holders on ADSs or shares may be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain conditions are met. U.S. holders should consult their own tax advisors regarding the implications of this new legislation in their particular circumstances. Such dividends will not be eligible for the “dividends received deduction” generally allowed to corporations under the Code. Dividends generally will constitute foreign source “passive” income for U.S. foreign tax credit purposes.

     Sale and Other Disposition of ADSs or Shares. For U.S. federal income tax purposes, gain or loss you realize on (1) the sale or exchange of ADSs or shares or (2) the Depositary’s sale or exchange of shares received as distributions on the ADSs will generally be subject to United States federal income tax as capital gain or loss, and will be long-term capital gain or loss if you held the ADSs or shares for more than one year. The amount of your gain or loss will be equal to the difference between your tax basis in the ADSs or shares and the amount realized on their disposition. Gain or loss, if any, will be U.S. source for foreign tax credit purposes.

     Passive Foreign Investment Company Rules. We believe that we will not be considered a “passive foreign investment company”, or “PFIC”, for United States federal income tax purposes for the taxable year 2002. However, since our PFIC status for each year depends upon the composition of our income and assets and upon the market value of our assets (including, among others, equity investments in non-controlled entities) from time to time, there can be no assurance that we will not be considered a PFIC. If we were considered a PFIC for any taxable year during which a U.S. shareholder holds ADSs or shares, certain adverse consequences could apply to the shareholder, including the imposition of tax at higher rates than would otherwise apply.

     If we are treated as a PFIC for any taxable year, gain recognized by such U.S. shareholder on a sale or other disposition of the ADS or share would be allocated ratably over the U.S. shareholder’s holding period for the ADS or ordinary share. The amounts allocated to the taxable year of the sale or exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ADSs or shares in excess of 125 percent of the average of the annual distributions on ADSs or ordinary shares received by the U.S. shareholder during the preceding three years or the U.S. shareholder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available (including a mark to market election) to United States persons that may mitigate the adverse consequences resulting from PFIC status.

     Information Reporting and Backup Withholding. Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) you provide a correct taxpayer identification number and certify that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

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

     You may request a copy of these filings at no cost, by writing or calling the office of Francis Cressall, Quilmes Industrial (Quinsa) S.A., Pte. Perón 667, 1038 Capital Federal, Argentina, Tel: +5411-4321-2744.

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

Interest Rate Risk

     Our exposure to interest rate risk is limited to the exposure related to our cash on hand and deposited with banks, and our short-term investments (referred to as cash and cash equivalents) and short-term and long-term obligations, which are tied to market interest rates. As of December 31, 2002, we had cash, cash equivalents and short-term investments) of US$162.6 million. Our investment portfolio primarily consists of cash equivalents. Accordingly, the carrying amounts approximate market value.

     We had an investment portfolio primarily comprised of fixed income certificates of deposit until October of 2001. The fixed income certificates of deposit, like all fixed income securities, were subject to interest rate risk. We attempted to limit this exposure by investing primarily in short-term deposits. From November 2001 until the present, we have been principally investing in over night accounts in order to reduce our financial exposure. We have a finance group who oversees the management of our debt and investment portfolio and evaluates investment opportunities and their related risks and tax consequences as well as overall financing strategies. In view of the nature of our portfolio, a 10% movement in market interest rates would not have a significant impact on the total value of our portfolio as of December 31, 2002.

     We are exposed to changes in interest rates primarily as a result of our borrowing activities which include short-term borrowings, variable-rate and fixed-rate long-term debt used to maintain liquidity and fund our business operations. The instruments’ actual cash flows are principally denominated in U.S. dollars and to a lesser extent in other currencies. Our interest expense is sensitive to changes in the general level of interest rates because a substantial portion of our short-term debt and long-term debt arrangements bear interest at variable rates. Therefore, our results of operations would be affected by interest rate changes. However, the variable rates on our debt are all substantially in the form of LIBOR plus a certain spread, which is fixed. Therefore, our only exposure in these cases is to variations in LIBOR.

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

	Average
	Weighted
	Interest Rate		Currency	2003	2004		2005		2006	2007	Total(1)

	(in US$ millions)
Fixed rate
4 Loans	9.5%		US$	20.4	—		—		—	—	20.4
7 loans	18.0		Other	7.2	—		—		—	—	7.2
Total fixed rate loans				27.6	—		—		—	—	27.6
Floating rate loans							—			—
1 Loan	3.99	%(2)	P$	1.3	1.0		—		—	—	2.3
Syndicated 2 Loan	5.0	%(2)	US$	69.8	—		—		—	—	69.8
Other 20 Loans	3.3	%(2)	US$	175.2	54.0		45.7		—	—	274.9
Total floating rate loans	3.7	%(2)	US$	246.3	55.0		45.7		—	—	347.0

Total				273.9	55.0	(3)	45.7	(3)	—	—	374.6

(1)	The carrying amounts of short-term debt and long-term debt approximate their respective fair values.

(2)	Plus LIBOR.

(3)	Includes US$59.3 million that was classified under US GAAP as current as a consequence of the Company not being able to comply with certain financial covenants.

Commodity Price Exposure

     Agricultural commodities constitute our principal raw materials used in our business, including barley, malt, rice and corn grits. Other raw materials purchased include aluminum cans and PET bottle preforms. These raw materials are normally purchased through supplier contracts. Prices of agricultural commodities tend to fluctuate due to seasonal, climatic and economic factors that may also affect our business. We believe that the raw materials for our products are readily available from a variety of independent suppliers. We are subject to market risk with respect to the cost of commodities because our ability to recover increased costs through higher pricing may be limited by the competitive environment in which we operate. In addition, we do not enter into commodity futures and options contracts as deemed appropriate to reduce the effect of price fluctuations. However, we may do so in the future.

     For inventory, the following table presents the carrying amount at December 31, 2002 per major category:

Commodity Position on Balance Sheet	Carrying Amount(1)

(in US$ millions)
Barley Inventory	$13.8
Cans Inventory	0.9
Malt Inventory	2.4
PET preforms Inventory	0.4

Total	$17.5

(1)	The carrying amounts of these inventories approximate their respective fair values.

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

     On January 6, 2002, the Argentine Congress enacted the Public Emergency Law, which amended certain provisions of the Convertibility Law and eliminated the requirement that the Argentine Central Bank’s reserves in gold and foreign currency at all times be equivalent to at least 100% of the monetary base. The Public Emergency Law abolished the U.S. dollar to Argentine peso parity regime and granted the executive branch the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market. The peso now floats freely, although the Argentine Central Bank from time to time enters into the market to minimize fluctuations. From a low of P$3.87 to US$1.00 in June of 2002, the peso has since appreciated against the dollar, and on June 24, 2003, the peso traded at an exchange rate of P$2.77 per US$1.00, as published by Banco de la Nación Argentina.

     Argentine operations accounted for approximately 59.4% of our revenues in 2002, although our results from operations were negative due to the economic crisis. During 2001, our Argentine operations accounted for 68.7% of our consolidated operating profit. Devaluation of the Argentine peso coupled with the financial and economic crisis that has been affecting Argentina, has limited the capability of CMQ to generate cash flows in US$ and comply with certain of its original financial ratios commitments under its U.S. dollar-denominated bank loans. Consequently, CMQ management is currently negotiating with lenders to obtain, among other things, an extension of the original terms of its loans and adjustments to these financial ratios with which the Company was unable to comply at December 31, 2002. As of this date, the total amount due on financial loans where documentation provided for the maintenance of certain financial ratios that had not been maintained amounted to US$221.5 million, of which, US$59.3 million was classified as non-current. Furthermore, the devaluation of the Argentine peso and any other currency of the countries in which we operate subjects us to market risk because our costs of raw materials are linked to hard currencies and may increase significantly compared to our revenues, which are earned in local currency. However, despite the economic crisis in Argentina, we have been able to continue servicing our debt obligations.

     Operating in other international markets involves exposure to movements in other foreign exchange rates, primarily the Bolivian peso, Chilean peso, Paraguayan guaranies and Uruguayan pesos. Changes in foreign exchange rates would have the largest impact on translating our international operating profit into U.S. dollars.

     To date, we have not hedged the value of net investments in foreign currency denominated operations and translated earnings of foreign subsidiaries. The possibility of hedging in Argentina is, and has been for at least 18 months, extremely limited, both in terms of the instruments available and of the lack of liquidity in the markets. We will assess the need to utilize financial instruments to hedge currency exposures on an ongoing basis. We also do not use derivative financial instruments for speculative trading purposes.

ITEM 12.      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13.      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14.      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     The Quinsa Shareholders Agreement may require us to obtain the consent of AmBev and BAC before we fund certain activities or transactions with our working capital. See “Item 7 — Major Shareholders and Related Party Transactions — Major Shareholders — Quinsa Shareholders Agreement.”

ITEM 15.      CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

     Within 90 days prior to the date of this report, the Company, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.

Changes in internal controls

     There have been no significant changes in the Company’s internal controls or other factors that could significantly affect internal controls subsequent to the date of their evaluation.

ITEM 16A      AUDIT COMMITTEE FINANCIAL EXPERT

     Not applicable at this date.

ITEM 16B      CODE OF ETHICS

     Not applicable at this date.

PART III

ITEM 17.      FINANCIAL STATEMENTS

     The following financial statements are filed as part of this Form 20-F:

QUILMES INDUSTRIAL (QUINSA)
SOCIETE ANONYME
Consolidated Financial Statements
As of December 31, 2002 and 2001 and for each of
the three years in the period ended December 31, 2002

QUILMES INDUSTRIAL (QUINSA) SOCIETE ANONYME
Index to the Consolidated Financial Statements

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
Quilmes Industrial (QUINSA) Société Anonyme

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of Quilmes Industrial (QUINSA) Société Anonyme and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Luxembourg. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As discussed in Note 14 to the consolidated financial statements, the Company is not in compliance with restrictive covenants contained in certain of its US dollar-denominated financial debt agreements. Therefore, the creditors could require the accelerated repayment of the related outstanding debt. The Company’s management is currently negotiating with creditors to obtain an extension of the due dates and modify the restrictive covenants. The accompanying consolidated financial statements do not include any effects or reclassifications that might result from the outcome of this circumstance.

     Accounting principles generally accepted in Luxembourg vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net (loss) income for each of the three years in the period ended December 31, 2002 and the determination of consolidated shareholders’ equity at December 31, 2002 and 2001 to the extent summarized in Note 27 to the consolidated financial statements.

PRICEWATERHOUSECOOPERS
Luxembourg
March 3, 2003

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME
AND SUBSIDIARIES
Consolidated Balance Sheets
As of December 31, 2002 and 2001
(In US$ million)

	2002	2001

Assets
Fixed assets
Intangible assets (Note 6)	236.0	347.9
Industrial land and buildings (Note 7)	254.6	259.6
Machinery, plant and equipment (Note 7)	296.6	376.9
Bottles and crates (Note 7)	21.6	24.0
Other fixed assets (Note 8)	97.8	50.1
Financial Assets (Note 9)	28.8	34.2

	935.4	1,092.7
Current assets
Inventories (Note 10)	70.3	110.6
Trade receivables, net	45.9	75.8
Other current assets (Note 11)	20.5	37.3
Government securities	0.3	8.5
Short-term investments	123.3	79.2
Cash and banks	39.0	37.2

	299.3	348.6
Prepayments
Prepaid expenses	6.7	10.4

Total assets	1,241.4	1,451.7

Shareholders’ equity and liabilities
Shareholders’ equity
Share capital (Note 12.a)	33.5	33.5
Paid-in capital (Note 12.b)	33.9	35.6
Reserve for treasury stock (Note 12.c)	20.5	18.8
Legal reserve (Note 12.d)	3.4	3.4
Retained earnings (Note 12.e)	567.8	524.5
Net (loss) income for the year	(135.9)	43.3

	523.2	659.1
Minority interest	153.7	187.9

Total shareholders’ equity and minority interest	676.9	847.0
Provisions (Note 13)	66.7	77.1
Long-term liabilities
Long-term loans and other liabilities (Note 14)	108.5	165.9
Current liabilities
Current loans and short-term portion of long-term debt (Note 15)	273.9	211.4
Accounts payable and accrued expenses	93.1	123.3
Taxes payable and other current liabilities	22.3	27.0

	389.3	361.7

Total liabilities (including provisions)	564.5	604.7

Total	1,241.4	1,451.7

The accompanying notes are an integral part of these consolidated financial statements.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME
AND SUBSIDIARIES
Consolidated Statements of Income
For the years ended December 31, 2002, 2001 and 2000
(In US$ million)

	2002	2001	2000

Gross sales	488.2	973.0	991.9
Taxes	(19.6)	(34.3)	(36.8)

Net sales (Note 21)	468.6	938.7	955.1
Cost of goods sold	(308.5)	(490.4)	(495.7)

Gross profit	160.1	448.3	459.4
Selling and marketing expenses	(120.5)	(235.0)	(236.3)
Administrative and general expenses	(43.2)	(76.7)	(90.8)

Operating (loss) income	(3.6)	136.6	132.3
Interest income	8.4	6.5	9.5
Other income (Note 16)	4.4	20.4	37.0
Foreign exchange results and translation adjustments	(22.9)	(12.6)	(1.7)
Interest expenses	(32.8)	(32.4)	(36.8)
Other expenses (Note 17)	(155.9)	(63.3)	(25.4)

(Loss) income before income taxes, minority interest and extraordinary items	(202.4)	55.2	114.9
Income taxes (Note 18)	47.6	6.1	(27.3)
Minority interest	18.9	(18.0)	(16.6)

(Loss) income before extraordinary items	(135.9)	43.3	71.0
Extraordinary items, net of income taxes (Note 19)	—	—	(51.7)
Income taxes (Note 18)	—	—	51.3
Minority interest	—	—	2.2

Net (loss) income for the year	(135.9)	43.3	72.8

The accompanying notes are an integral part of these consolidated financial statements.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME
AND SUBSIDIARIES
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2002, 2001 and 2000
(In US$ million)

			Reserve for
	Share	Paid-in	treasury	Legal	Retained
	capital	capital	stock	reserve	earnings	Total

Balances as of December 31, 1999	33.0	37.5	—	3.3	515.4	589.2
Capital contribution	0.5	16.9	—	—	—	17.4
Dividends to shareholders	—	—	—	—	(31.6)	(31.6)
Net income for the year	—	—	—	—	72.8	72.8

Balances as of December 31, 2000	33.5	54.4	—	3.3	556.6	647.8

Increase in legal reserve	—	—	—	0.1	(0.1)	—
Dividends to shareholders	—	—	—	—	(32.0)	(32.0)
Increase in reserve for treasury stock	—	(18.8)	18.8	—	—	—
Net income for the year	—	—	—	—	43.3	43.3

Balances as of December 31, 2001	33.5	35.6	18.8	3.4	567.8	659.1

Net loss for the year	—	—	—	—	(135.9)	(135.9)
Increase in reserve for treasury stock	—	(1.7)	1.7	—	—	—

Balances as of December 31, 2002	33.5	33.9	20.5	3.4	431.9	523.2

The accompanying notes are an integral part of these consolidated financial statements.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME
AND SUBSIDIARIES
Consolidated Statements of Cash Flows
As of December 31, 2002, 2001 and 2000

	2002	2001	2000

Cash flows from operating activities:
Net (loss) income for the year	(135.9)	43.3	72.8
Adjustments to reconcile net (loss) income to net cash flow from operating activities :
Depreciation	96.4	96.5	95.7
Amortization of goodwill	21.9	21.6	12.1
Impairment of intangible asset	90.0	—	—
Impairment of tangible fixed assets	6.0	—	47.7
Inventories write-down	10.0	—	—
Tangible fixed assets write-off	—	1.4	3.8
Deferred income tax	(50.3)	(13.9)	(47.5)
Minority interest	(18.9)	18.0	14.4
Equity results	5.2	18.3	1.3
Allowance for doubtful accounts	3.2	10.7	2.9
Loss (gain) from sale of tangible fixed assets and bottles	4.8	(3.0)	(1.2)
Gain from sale of subsidiaries	—	0.2	(27.8)
Provisions	3.5	10.2	17.7
Allowance for obsolescence	2.0	1.8	0.8
(Gain) loss from conversion	(19.8)	4.3	—
Other	—	(0.3)	0.2
Changes in operating assets and liabilities:
(Increase) decrease in trade receivables	(5.0)	7.6	(11.5)
(Increase) decrease in other currents assets	(13.3)	(1.7)	3.9
Decrease in inventories	25.8	11.2	11.4
Decrease (increase) in other fixed assets	4.4	(31.2)	(12.5)
Decrease in prepaid expenses	3.7	3.2	5.4
Increase in intangible assets	—	(6.0)	—
Increase (decrease) in accounts payable and accrued expenses	20.0	(4.6)	(45.5)
Increase (decrease) in other long-term liabilities	11.3	5.1	(1.0)
Increase (decrease) in taxes payable and other current liabilities	3.4	(24.9)	(26.5)
(Decrease) in provisions	(8.6)	(23.5)	(19.8)
Increase in interest payable	2.6	3.2	4.2
Net cash provided by operating activities	62.4	147.5	101.0
Cash flows from investing activities:
Proceeds from (acquisition) sale of marketable securities	—	(10.2)	4.8
Acquisition of subsidiaries, net of cash received	—	—	(76.6)
Acquisition of minority interest	(6.7)	(22.6)	(57.6)
Acquisition of unconsolidated companies	—	—	(4.4)
Net proceeds from sale of subsidiaries, net of cash sold	—	0.5	54.4
Decrease (increase) in other investments	0.5	(13.0)	(1.1)
Net proceeds from sale of tangible fixed assets	3.3	16.7	22.2
Purchase of tangible fixed assets	(20.5)	(72.0)	(65.2)
Net cash used in investing activities	(23.4)	(100.6)	(123.5)
Cash flows from financing activities:
Payment of dividends to shareholders	—	(32.0)	(31.6)
Dividends to minority interest	(8.3)	(9.2)	(9.9)
Minority interest contributions	—	4.7	3.1
Acquisition of treasury stock	(1.7)	(11.0)	(5.5)
Payment of debt for Salus acquisition	—	—	(2.6)
Decrease in short-term debt	(33.3)	(29.1)	(126.4)
Proceeds from issuance of long-term debt	40.0	147.5	200.0
Repayment of long-term debt	(38.3)	(80.4)	(43.5)
Net cash used in financing activities	(41.6)	(9.5)	(16.4)
Effect of exchange rate changes on cash	23.5	19.0	—
Increase in cash and cash equivalents	20.9	56.4	(38.9)
Cash and cash equivalents as of the beginning of the year	106.2	49.8	88.7
Cash and cash equivalents as of the end of the year	127.1	106.2	49.8

The accompanying notes are an integral part of these consolidated financial statements.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2002, 2001 and 2000
(In US$ million, except share data)

1.	Nature of the Business and Basis of Presentation

     Nature of operations

     The Company is a multinational brewer and marketer of beer and other beverages, including soft drinks and bottled water. The vast majority of the Company’s volume is sold in Argentina to independent distributors and retailers. The Company has significant operations in the combined Southern Cone markets of Argentina, Bolivia, Chile, Paraguay and Uruguay.

     Principles of consolidation

     The accompanying consolidated financial statements have been prepared to reflect the financial position and results of operations of Quilmes Industrial Société Anonyme (“QUINSA”), a Luxembourg holding company (a corporation organized under the laws of the Grand-Duchy of Luxembourg), and its majority-owned and controlled foreign subsidiaries (collectively referred to as “the Company”). The Company’s consolidated financial statements include those subsidiaries in which it holds either directly or indirectly more than 50 % of the voting right. (See Note 5 for details). All significant intercompany accounts and transactions have been eliminated.

     Basis of presentation

     The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Luxembourg (“Luxembourg GAAP”) and Luxembourg regulations, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP. These consolidated financial statements include solely a reconciliation of net (loss) income and shareholders’ equity to US GAAP. Pursuant to Item 17 of Form 20-F, this reconciliation does not include disclosure of all information that would be required by US GAAP and Regulation S-X of the Securities and Exchange Commission (SEC) of the United States of America (See Note 27).

     The Company elects to report its consolidated financial statements in US dollars (“US$”).

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

     Reclassifications

     Certain reclassifications have been made to the prior years financial statements to conform with the current year presentation.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2002, 2001 and 2000
(In US$ million, except share data)

2.	Argentine economic situation and its impact on the Company’s economic and financial position

     Economic Crisis – Argentine scenario

     The Company carries out a significant portion of its business in Argentina, through its principal subsidiary, Cervecería y Maltería Quilmes S.A.I.C.A. y G. (“CMQ”). Argentina is immersed in a critical economic climate. The main features of the current economic context are a major external debt burden, a financial system in crisis, country risk indicators far above normal average and an economic recession that has already lasted more than four years. This situation has led to a significant decrease in the demand for goods and services and a large rise in the level of unemployment. These circumstances have affected the Government’s ability to comply with existing commitments and access to bank financing.

     As from December 3, 2001 measures were issued to restrict the free availability and circulation of cash and the transfer of foreign currency abroad.

     As from December 21, 2001 all working days until the closing of the financial year were declared exchange holidays. Subsequently, the Government declared default on the external debt.

     On January 6, 2002, after a political crisis that resulted in the resignation of two presidents, the Government enacted Law 25561 (Law on public emergency and exchange system reform) that involved in depth changes to the prevailing economic model and the amendment of the Convertibility Law in force since March 1991. In early February the Government announced new economic measures through Decree 214 (Restructuring of the financial system) dated February 3, 2002 and Decree 260 (Exchange Regime) dated February 8, 2002, substantially modifying some of the measures implemented by the Public Emergency Law.

     Listed below are some of the measures adopted by the Government that are in force at the date of issuance of these financial statements and the effect they had on the Company’s economic and financial situation.

     Exchange system / Transfers outside Argentina

     On February 8, 2002 a single free exchange market system was established through which all transactions involving the exchange of currency are to be traded, observing the requirements to be laid down by the Argentine Central Bank. At present certain transfers abroad of a financial nature require the prior approval of the Central Bank and there are certain requirements for settling and collecting foreign currency arising from exports. This situation has affected the normal transfer of dividends from CMQ to the Company as well as the payment of CMQ’s indebtedness to foreign financial entities.

     Deposits in Argentine financial institutions

     As from February 3, 2002 deposits in U.S. dollars or other foreign currencies in Argentine financial institutions were converted to pesos at the exchange rate of $ 1.4 per US$ 1 or its equivalent in such other currency.

     Financial debts in foreign currency with Argentine financial entities

     Debts in U.S. dollars or other foreign currencies in the Argentine financial system were converted to pesos at the rate of exchange of $ 1 per US$ 1 or its equivalent in another currency. As from February 3, 2002 the reference stabilization index (CER) and an interest rate are applied to these debts. The CER is an index that measures the daily rate of change derived from the monthly change in the Consumer Price Index (CPI) published by the INDEC.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2002, 2001 and 2000
(In US$ million, except share data)

2.	Argentine economic situation and its impact on the Company’s economic and financial position (continued)

     Credits and debts not related to the financial system

     The obligation to pay sums denominated in U.S. dollars or other foreign currency that are not related to the Argentine financial system, whatever their origin or nature, were converted to pesos at the exchange rate of $ 1 to US$ 1 or its equivalent in such other foreign currency. The CER is applied to these balances as from February 3, 2002. If application of this provision were to lead to the resulting value of the item, good or service being higher or lower at the time of payment, either of the parties can request a fair readjustment of the price. If no agreement is reached, the case will be submitted to the Courts.

     Deferral of the deduction of the exchange difference from income tax

     The net negative results caused by the devaluation of the peso occurred on January 11, 2002 are deductible from taxable income over five years, beginning in 2002.

     Impact on financial information

     In accordance with Luxembourg GAAP, at December 31, 2002 monetary assets and liabilities of Argentine subsidiaries were translated at the exchange rate of $ 3.363 per US$ 1 ($ 1.7 per US$ 1 as of December 31, 2001). As a result, the Company recorded in financial results a net translation loss of US$ 20.2 million during fiscal year 2002 (US$ 7.2 million in 2001).

     The impact on the Company of the measures adopted to date by the Argentine government has been recognized on the basis of valuations and estimates made by the Company’s management as of the date of this financial statements.

     Since the last quarter of 2002 the economic situation has evolved more favorably, with the stabilization of the Argentine peso against the US dollar and a significant decline in the rate of inflation (in particular in the case of wholesale prices). In addition, at the beginning of 2003 a preliminary agreement was signed with the IMF, which enabled the rolling over of certain maturities with international lending agencies (IMF, the World Bank, IADB). A global agreement with Argentina’s creditors must still be negotiated, once the new government has been elected (presidential elections are due to be held in April 2003).

     The future evolution of the economic crisis could require the Argentine Government to modify measures taken or issue additional regulations. As a result, the consolidated financial statements should be read in light of these circumstances.

3.	Acquisitions, joint ventures, mergers and divestitures

     Acquisitions

     Buenos Aires Embotelladora S.A. (Baesa) / Soft drinks business

     On December 6, 1999, the Company, through a majority owned subsidiary, acquired a 51.17% equity interest in Baesa for US$ 80.5 million. Fees and expenses associated with this acquisition amounted to US$ 2.5 million. In 1999, Baesa had issued senior notes payable to certain of the selling shareholders in the amount of US$ 112.3 million. At the time of its acquisition by the Company, Baesa’s outstanding balance on these notes was US$ 47.3 million. As part of the agreement, the Company purchased from the selling shareholders these senior notes at face value.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2002, 2001 and 2000
(In US$ million, except share data)

3.	Acquisitions, joint ventures, mergers and divestitures (continued)

     Acquisitions (continued)

     The acquisition was accounted for as a purchase. The excess of the purchase price over the fair value of the net assets acquired and liabilities assumed resulted a recognition of goodwill of US$ 82.5 million which is being amortized over 20 years using the straight-line method.

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

     The results of operations of Baesa have been included in the Company’s consolidated financial statements from the date of acquisition.

     During the year ended December 31, 2000, in several transactions the Company increased its indirect equity ownership in Baesa to 98.66% in exchange for US$ 53.3 million and the issuance of 1,581,339 of the Company’s non-voting preferred shares. Fees and expenses associated with these acquisitions amounted to US$ 2.6 million. The Company recorded these acquisitions of additional ownership interest under the purchase method of accounting as step acquisitions, resulting in a recognition of additional goodwill of US$ 83.8 million which is being amortized over 20 years using the straight-line method.

     Baesa was an Argentine company that had exclusive franchise agreements to manufacture, bottle and market PepsiCo soft drink brands, primarily in largely populated provinces of Argentina (Buenos Aires and Córdoba) and in Uruguay.

     On September 20, 2000, Cervecería y Maltería Quilmes S.A.I.C.A. y G.´s (CMQ) and Baesa’s Board of Directors decided to merge Baesa with and into CMQ, a wholly-owned subsidiary of the Company (the “Merger”). On March 9, 2001 the Merger was approved by the local authority (Inspección General de Justicia) and CMQ is the surviving entity.

     During the year ended December 31, 2001 the Company incurred, through CMQ, costs related to the enhancement of the distribution and commercialization of soft drinks allowing CMQ to begin commercial activities in the Province of Neuquén and certain zones of Río Negro and La Pampa. These costs totaled US$ 4.9 million and were accounted for as intangible assets.

     Embotelladoras del Interior S.A. (EDISA)

     In December 2000, the Company, through one of its wholly-owned subsidiaries, purchased a 99.21% indirect equity interest in EDISA, an Argentine bottler and producer of the Pepsi brand, for US$ 18.3 million. Its franchise covers the territory of nine Argentine provinces. The acquisition was accounted for as a purchase. The excess of the total purchase price over the fair value of total net assets acquired was allocated to goodwill, resulting in a recognition of goodwill of US$ 45.2 million, which is being amortized over 20 years utilizing the straight-line method.

     During the year ended December 31, 2001, the Company finalized its evaluation of the fair value of assets acquired and liabilities assumed. This evaluation resulted in an increase to the value of tangible fixed assets acquired of US$ 3.4 million and in a reduction in goodwill of US$ 2.3 million. Additionally, during the first quarter 2001, goodwill was increased by US$ 1.1 million as a result of recognizing acquisition expenses incurred.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2002, 2001 and 2000
(In US$ million, except share data)

3.	Acquisitions, joint ventures, mergers and divestitures (continued)

     Acquisitions (continued)

     Embotelladoras del Interior S.A. (EDISA)

     As from August 2001 EDISA and CMQ agreed that the latter would take charge of the sale and distribution of products from the PepsiCo line. As a result of this agreement, as from that date, EDISA began to provide manufacturing and bottling services of such products for CMQ. Additionally, in December 2002, CMQ’s, EDISA’s and Coroplas’s (a wholly-owned subsidiary of CMQ) Board of Directors decided to merge those companies with and into CMQ (the surviving entity). A preliminary merger agreement was executed between the above mentioned companies and will be submitted to the respective shareholder’s general meetings for its approval.

     Fabricas Nacionales de Cerveza S.A.(FNC) – Embotelladora del Uruguay S.A.(EUSA)

     In May 2001, FNC capitalized certain capital reserves by issuing 176,405,900 shares. This operation did not change the shareholders ´ownership.

     During the second quarter 2001, the Company, through QI(B), acquired 47,301,300 shares of FNC for US$ 0.7 million that lead to an increase in ownership of 3.12%.

     Also, during November 2001 the Uruguayan local authority approved the merger between FNC and EUSA, and EUSA is the surviving entity. As part of this operation 45,455,956 shares, representing 3.34% of the ownership, were sold to minority shareholders. As a consequence of these operations the Company has an indirect ownership in the surviving entity of 59.7%.

     Cervecería Boliviana Nacional La Paz (CBN), Cervercería Boliviana Nacional Santa Cruz (CBNSC), Cervecería Santa Cruz (SC), Cervecería Taquiña (CTq) and Inversiones Cerveceras Sociedad Anónima (INCESA)

     As of December 31, 1999, the Company had a 14.55% indirect equity interest in CBN, which in turn had a 30.0% direct equity interest in CBNSC, two Bolivian brewers. In 1999, the Company accounted for this investment at cost. In September 2000, the Company increased its indirect equity ownership in CBN to 70.34% for a total consideration of US$ 77.4 million. In December 2000, CBN acquired an additional 50.92% equity stake in CBNSC. With the increase in equity ownership of CBN to 70.34%, the Company has effective control, and therefore, the Company changed its accounting method for CBN from cost to the consolidation method effective September 1, 2000. Because a controlling interest in CBN was acquired in September 2000, the results of operations of CBN have been included in the statements of income for the period beginning September 1, 2000.

     The Company recorded these acquisitions of additional ownership interest in CBN under the purchase method of accounting as step acquisitions. The excess of purchase price over the fair value of net assets acquired and liabilities assumed resulted in a recognition of goodwill amounted to US$ 109.6 million and is being amortized over 20 years using the straight-line method.

     During the year ended December 31, 2001, the Company finalized its evaluation of the fair value of assets acquired and liabilities assumed. This evaluation resulted in a reduction of tangible fixed assets acquired of US$ 4.7 million, an increase of goodwill of US$ 3.4 million and a decrease in minority interest of US$ 1.3 million.

     During the year ended December 31, 2001, in several transactions, the Company increased its indirect ownership in CBN to 74.03% and in CBNSC to 88.92% for a total consideration of US$ 11.4 million and US$ 4.9 million, respectively. The Company recorded these acquisitions of additional ownership interests in CBN and CBNSC under the purchase method of accounting as step acquisitions. The excess of the purchase price over the fair values of net assets acquired and liabilities assumed resulted in the recognition of goodwill amounting to US$ 3.5 million and US$ 1 million for CBN and CBNSC acquisitions, respectively. Goodwill is being amortized over 20 years using the straight-line method.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2002, 2001 and 2000
(In US$ million, except share data)

3.	Acquisitions, joint ventures, mergers and divestitures (continued)

     Cervecería Boliviana Nacional La Paz (CBN), Cervercería Boliviana Nacional Santa Cruz (CBNSC), Cervecería Santa Cruz (SC), Cervecería Taquiña (CTq) and Inversiones Cerveceras Sociedad Anónima (INCESA) (Continued)

     During the year ended December 31, 2001, as a consequence of capitalization of loans with shareholders, INCESA increased its capital US$ 102.3 million issuing 10,230 shares. Of this shares increase, the Company, through QI(B), subscribed 9,880 shares. Also, during the year ended December 31, 2001 the Company increased, in several transactions, its indirect ownership in INCESA through the acquisition of shares from minority shareholders for a total consideration of US$ 4.5 million. As a result of these operations, as of December 31, 2001 the Company increased its indirect ownership in INCESA to 96.15%. The Company recorded these acquisitions of additional ownership interests under the purchase method of accounting as step acquisitions. The excess of purchase price over the fair value of net assets acquired and liabilities assumed resulted in recognition of additional goodwill of US$ 2.6 million.

     In the last quarter 2001, CBN ´s, CBNSC ´s, SC and Cervecería Tarija ´s Board of Directors decided to merge Cervecería Santa Cruz, CBNSC and Cervecería Tarija with and into CBN (surviving entity). A preliminary merger agreement was executed between the above mentioned companies, and the merger was approved by the shareholders of each company in their respective shareholders ´ general meetings. The accompanying consolidated financial statements have been prepared taking into consideration the above mentioned merger and considering Incesa ´s equity ownership in the surviving entity (CBN) of 75.16%. During the second quarter of 2002, the Bolivian authorities approved the merger.

     During the year ended December 31, 2002, the Company increased its indirect ownership in CBN to 78.13% and in CTq to 91.95% for a total consideration of US$ 3.8 million and US$ 0.1 million, respectively. The Company recorded these acquisitions of additional ownership interests under the purchase method of accounting as step acquisitions.

     In the last quarter 2002, CBN ´s, CTq ´s and Enalbo’s (a wholly owned CBN subsidiary) Board of Directors decided to merge those companies with and into CBN (surviving entity).

     After giving consideration to the above mentioned transactions, the Company’s indirect ownership in CBN will be 79.55%.

     Compañía Salus S.A. (Salus)

     In September 2000, the Company acquired an additional 6.5% interest in Salus for US$ 4.4 million increasing its equity ownership to 34.66%.

     Other acquisitions

     In 2001, the Company, through QI(B), acquired 155,469 shares of CMQ for a total consideration of US$ 2.0 million, increasing the ownership to 99.67% and generating goodwill of US$ 1 million. Also, during the second quarter of 2002, the Company, through QI(B), acquired 35,053 shares of CMQ for a total consideration of US$ 0.1 million, increasing the ownership to 99.72%.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2002, 2001 and 2000
(In US$ million, except share data)

3.	Acquisitions, joint ventures, mergers and divestitures (continued)

     Joint ventures

     Eco de los Andes S.A. (Eco) / Hecatón S.A. (Hecatón)

     In July 1999, the Company entered into a strategic association with Perrier-Vittel, a company of The Nestle Group, to manage its mineral water business in Argentina through the formation of a new company, Eco. The Company consummated a spin-off of its mineral water business and contributed its related assets to Eco. After the spin-off, the Company retained a 48.83% interest in Eco. Eco’s objective is to focus on the bottling and marketing of various mineral water brands, including the Eco brand.

     During the first quarter 2001, the Company, through Hecatón, CMQ and EDISA, transferred certain assets related to the mineral water business of Glaciar and Villa de los Arroyos (VDA)´s lines of products to Eco.

     Also during the year ended December 31, 2001, and in several share transactions the Company, through QI(B), transferred to Perrier - Vittel 51.00% of its indirect ownership in Hecaton. As of December 31, 2001, the Company had an indirect ownership interest in Hecatón of 49.00%.

     The above mentioned transactions resulted in an after-tax gain of US$ 16.5 million and was recorded in Other Income during the year ended December 31, 2001.

     On December 12, 2001 the Board of Eco began negotiations with Hecatón, in order to merge both companies. During the second quarter of 2002, the merger was approved by the corresponding governmental regulator. The objective of this merger is to better use available resources and to increase administrative efficiency, therefore improving financial results.

     Divestitures

     Paraguay Refrescos S.A. (PARESA)

     In October 2000, the Company, through its principal subsidiary QI(B), sold its 57.97% interest in PARESA, one of the Coca-Cola bottlers in Paraguay, to Coca-Cola Interamerican Corporation in exchange for net proceeds of US$ 63.3 million. In connection with the sale of the company, QI(B) received a dividend payment of US$ 1.6 million from PARESA. The Company recorded an after-tax gain of approximately US$ 272.6 million on this sale during 2000. This gain was included in “Other Income” in the accompanying consolidated statement of income.

     Maltería Oriental S.A. (MOSA)

     In March 2000, the Company, through its principal subsidiary QI(B), completed the sale of its 58.24% equity stake in MOSA comprising its malt-based beverage business in Uruguay. This transaction resulted in an after-tax gain of approximately US$ 0.2 million and was recorded in “Other Income” in the accompanying consolidated statement of income. As part of the transaction, the acquirer assumed MOSA’s financial liabilities amounting to US$ 9.7 million.

     Maltería Safac S.A. (Safac)

     In September 2001, the Company through QI(B) and CMQ, sold its 100% interest in Safac for a total consideration of US$ 1.5 million. As a result, the Company recorded an after tax loss of approximately US$ 0.2 million on this sale in 2001.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2002, 2001 and 2000
(In US$ million, except share data)

4.	Summary of significant accounting principles and policies

     This summary of the significant accounting principles and policies of the Company is presented to assist in evaluating the Company’s consolidated financial statements.

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

     (c)  Foreign currency assets and liabilities

     Financial statements of foreign consolidated subsidiaries have been translated into US dollars on the basis of the financial statements of such subsidiaries expressed in the local currency of the country of origin. The method of translation involves the translation of property, other long-lived assets, long-term liabilities and related profit and loss accounts at historical rates of exchange. Additionally, net monetary asset and liability related translation adjustments are included in financials results in the current period. The effects of this translation procedure have been treated as permanent differences in determining deferred tax.

     Assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rates as of year-end. Transactions denominated in foreign currencies are translated into US dollars at the prevailing exchange rates on the date of transaction settlement. Foreign currency transaction gains and losses are recorded within financial results.

     (d)  Inventories

     Inventories are stated at the lower of cost or market value. Cost, which comprises direct materials, direct labor costs and overhead associated with the manufacturing processes is calculated using the first-in, first-out method. During the fourth quarter of 2002 the Company reviewed the recoverable value of bottles and cases in Argentina (where they are sold to customers), and as a consequence of the devaluation of the respective local currencies against the US dollar, a valuation allowance of US$ 12.0 million was recorded as a reduction of the related inventory balance and recognized within this year financial results.

     (e)  Provision for contingencies and allowances

     The Company records an allowance for doubtful accounts based on several indicators of risk of uncollectability. This allowance is shown as a reduction of the related receivable balance.

     The Company has certain contingent liabilities with respect to material existing or potential claims, lawsuits and other proceedings, including those involving tax, social security and other matters. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcome of these matters, the lawyers ´ opinion, and its experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company’s future results of operations and financial condition or liquidity.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2002, 2001 and 2000
(In US$ million, except share data)

4.	Summary of significant accounting principles and policies (continued)

     (f)  Income taxes

     Under present Luxembourg law, so long as the Company maintains its status as a holding company, no income tax, withholding tax (including with respect to dividends), or capital gains tax is payable in Luxembourg by the Company.

     Income taxes are accounted for using a comprehensive liability method of accounting for income taxes. Under the comprehensive liability method, deferred income taxes are recognized for the tax consequences of “temporary differences” by applying the statutory tax rate to the difference between the financial statement carrying amounts and the tax basis of existing assets and liabilities, calculated on a country by country basis. The effect on deferred income taxes of a change in tax rates is recognized in income in the period of enactment. A valuation allowance is established to reduce the carrying amounts of deferred tax assets unless such assets are more likely to be realized.

     (g)  Intangible assets

     Goodwill, representing the excess of the purchase price over the fair value of net assets of acquired businesses, is amortized on a straight-line basis, primarily, over 20 years. Amortization for the years ended December 31, 2002, 2001 and 2000 was US$ 21.9 million, US$ 21.6 million and US$ 12.1 million, respectively. The ongoing recoverability of goodwill is monitored based on country by country basis and taking into account significant events or changes in the overall business environment.

     Also, this caption includes costs related with the enhancement of the distribution and commercialization area of soft drinks that allowed the Company to begin commercial activities in the Province of Neuquén and certain zones of Río Negro and La Pampa.

     Considering the critical economic situation of Argentina (see further details in Note 2), during the third quarter of 2002 Company’s management reviewed the value of its tangible and intangible assets in Argentina for potential impairment (see Note 4 i). Consequently, the Company recorded a US$ 90 million write off of goodwill related to the soft drink business. This loss is included in Other Expenses.

     (h)  Tangible fixed assets

     Tangible fixed assets primarily consist of industrial land and buildings, machinery, plant and equipment and bottles and crates. Tangible fixed assets are carried at cost and include expenditures for new facilities and expenditures which substantially increase the useful lives of existing facilities. The cost of maintenance, repairs and minor renewals is expensed as incurred. When tangible fixed assets are retired or otherwise disposed, the related cost and accumulated depreciation are eliminated and any gain or loss on disposition is recognized in financials results.

     Bottles and crates are treated as inventories in countries where these assets are sold to customers. Otherwise, if risk of loss is not effectively transferred to customers, bottles are included as tangible fixed assets and depreciated under the straight-line method over their respective economic lives.

     Depreciation is provided on the straight-line method over the following estimated useful lives: buildings and improvements, 50 years; other tangible fixed assets, including machinery and equipment, 3 to 10 years.

     The carrying value of tangible fixed assets does not exceed its recoverable value based on estimates made by the Company’s management.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2002, 2001 and 2000
(In US$ million, except share data)

4.	Summary of significant accounting principles and policies (continued)

     (i)  Impairment of long-lived assets

     The Company periodically evaluates the carrying value of its long-lived assets for impairment. The carrying value of a long-lived asset is considered impaired by the Company when the anticipated discounted cash flows from such asset are separately identifiable and result in less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Assets released from productive activities are carried at the lower of cost or its estimated net realizable value.

     As mentioned in Note 4 (g), during the year ended December 31, 2002, the Company’s management determined that goodwill related with its soft drink business in Argentina was impaired. Consequently, the Company recorded a US$ 90 million write off (see Note 4 g).

     (j)  Research and development costs

     Research and development costs are expensed in the year in which these costs are incurred. Historically, these expenses have not been significant.

     (k)  Other fixed assets

     Other fixed assets consist primarily of deferred income taxes, spare parts and Argentine Government Bonds.

     The Company includes under the heading of Other fixed assets, US$ 10,000,000 corresponding to the nominal value of Argentine Government Bonds purchased by CMQ, and accrued and unpaid interest until year end. These bonds are denominated in US$ and are due on May 11, 2004. Since February 2002 the Argentine Government has suspended the monthly interest payment on those bonds. Although the situation described, added to the crisis that Argentina is currently living through, raises doubts as to the capacity of the country’s government to comply with its financial obligations, in view that they shall be recovered in the form of a like amount tax credit, management estimates that the Company may be able to recover the par value plus unpaid interest accrued at the date of maturity of the bonds. Consequently, the investment in these bonds has been valued at its nominal value plus interest accrued at the end of the year.

     (l)  Financial assets

     Financial assets consist primarily of treasury stock and investments in affiliated companies.

     Treasury stock is carried at cost. Dividends collected on theses shares are deducted from the acquisition cost.

     The equity method of accounting is used for the Company’s investments in affiliates where the Company has the ability to exercise significant influence.

     (m)  Government securities

     At December 31, 2002 government securities consist of Municipal and Provincial bonds, which have been recorded at fair value, based on quoted market prices. At December 31, 2001, government securities consisted, primarily of Argentine government bonds (see Note 4 k, above) that were recorded at acquisition cost, which did not, exceeded its expected recoverable value.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2002, 2001 and 2000
(In US$ million, except share data)

4.	Summary of significant accounting principles and policies (continued)

     (n)  Prepaid expenses

     Deferred advertising expense, sponsorship and marketing promotional programs are classified as prepaid expenses. Deferred advertising costs primarily consist of prepaid radio and television airtime. Deferred advertising costs are expensed as airtime is consumed, the rest of the deferred prepaid expenses are amortized under the straight-line method over the respective terms of the programs. The Company is party to certain sponsorship agreements, whereby it recognizes the related costs over the life of the agreement, generally ranging from one to four years.

5.	Summary of the QUINSA group of companies

     The consolidated financial statements of QUINSA include the accounts of QUINSA and foreign controlled and affiliated subsidiaries. The following list summarizes the direct and indirect equity holdings in each of the companies, which form the QUINSA group. See Note 3 for a description of acquisitions, joint ventures and divestitures occurred during the years ended December 31, 2002, 2001 and 2000. Participation of interest owned is shown as of December 31, 2002:

Held directly:

. Quilmes International (Bermuda) Ltd. (QI(B)), Hamilton, Bermuda, at 85.00%. The remaining 15.00% is owned by Heineken N.V. (See Notes 19 and 23).

Held indirectly through QI(B):

. Cervecería y Maltería Quilmes S.A. (CMQ), Buenos Aires, Argentina, at 99.72%.

. Eco de los Andes S.A., Buenos Aires, Argentina, at 48.95%.

. Cervecería Paraguaya S.A., Asunción, Paraguay, at 81.85%.

. Colosas S.A., Barcequillo, Paraguay, at 57.97%.

. Noitca Ltd., Tortola, British Virgin Islands and its subsidiaries, at 100.00%.

. Langdon Investments Inc., Delaware, USA, at 100.00%.

. Melville Investments Inc., Delaware, USA, at 100.00%.

. Sociedad de Inversiones y Comercio Vienher S.A., Panamá, Panamá, at 100.00%.

Held indirectly through QI (B) at 26.10 % and Noitca at 8.56%

. Compañía Salus S.A., Uruguay.

Held indirectly through CMQ:

. Coroplás S.A., Buenos Aires, Argentina, at 99.99% (*).

. Quilmes Do Brasil Ltda., Porto Alegre, Brazil, at 100.00%.

. Publicidad Relator S.A., Buenos Aires, Argentina, at 99.99%.

. Embotelladoras del Interior S.A. (Edisa), San Miguel de Tucumán, Argentina, at 99.21% (*).

. Etel S.A.I.C. y F., Buenos Aires, Argentina, at 99.92%.

. Seven Up Concesiones S.A.I. y C., Buenos Aires, Argentina, at 99.99%.

. Embotelladora Perla del Norte S.A.I.C.I.A. y F., Pergamino, Argentina, at 99.99%.

. Intergal S.A., Montevideo, Uruguay, at 100.00%.

. Aydecar S.A., Buenos Aires, Argentina, at 99.99%.

(*) in process of merger with and into CMQ (see Note 3).

Held indirectly through Langdon Investments Inc. at 90.00% and Melville Investments Inc. at 10.00%:

. Inversiones Bemberg Chile Ltda., Santiago de Chile, Chile.

Held indirectly through QI(B) at 88.72% and Inversiones Bemberg Chile Ltda. at 11.28%:

. Cervecería Chile S.A., Santiago de Chile, Chile.

Held indirectly through QI(B) at 50.36% and CMQ at 9.31%:

. Embotelladora del Uruguay S.A., Montevideo, Uruguay

Held indirectly through Cervecería Paraguaya S.A. at 81.11% and Colosas S.A. at 12.70%:

. Fábrica Paraguaya de Vidrios S.A., Asunción, Paraguay.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2002, 2001 and 2000
(In US$ million, except share data)

5.	Summary of the QUINSA group of companies (continued)

Held indirectly through QI(B) at 96.16% and Sociedad de Inversiones y Comercio Vienher S.A. at 0.01%:

. Inversiones Cerveceras S.A. (Incesa), Panamá, Panamá.

Held indirectly through Incesa

. Cervecería Taquiña S.A. (Taquiña), Cochabamba, Bolivia, at 91.95%.

. Cervecería Boliviana Nacional S.A. (CBN), La Paz, Bolivia, at 78.13%

Held indirectly through Embotelladora Perla del Norte S.A.I.C.I.A. y F. at 99.99% and CMQ at 0.01%:

. Embotelladora 9 de Julio S.A.I.C.I. y F., Pergamino, Argentina.

Held directly at 90.00% and indirectly through CMQ at 3.00%, Cervecería Chile S.A. at 1.50%, Cervecería Paraguaya S.A. at 2.50% and Embotelladora del Uruguay S.A. at 3.00%:

. Quilmes Industrial S.A., Buenos Aires, Argentina.

6.	Intangible assets

	As of December 31,

	2002	2001

Goodwill and other intangible assets
Baesa	86.5	167.8
Edisa	20.6	40.7
Cervecería Boliviana Nacional	106.8	113.1
Incesa, Taquiña and Santa Cruz	6.8	8.8
Salus	8.9	9.4
Cervecería Bieckert S.A.	2.4	3.1
Other	4.0	5.0

	236.0	347.9

     Due to the critical economic situation of Argentina and its related effects, during the year ended December 31, 2002, the Company’s management reviewed the value of its intangible assets in Argentina. Consequently, goodwill related to the soft drink business (BAESA and EDISA) was reduced by US$ 90.0 million.

7.	Tangible fixed assets

		Industrial	Machinery,	Bottles
		land and	plant and	and
	Total	buildings	equipment	crates

Total cost or valuation as of January 1, 2002	1,401.7	320.5	959.3	121.9
Additions (*)	27.7	1.8	12.6	13.3
Disposals	(56.9)	(0.7)	(36.1)	(20.1)

Total cost or valuation as of December 31, 2002	1,372.5	321.6	935.8	115.1
Accumulated depreciation as of January 1, 2002	(741.2)	(60.9)	(582.4)	(97.9)
Additions (*)	(101.1)	(6.8)	(80.9)	(13.4)
Disposals	42.6	0.7	24.1	17.8

Accumulated depreciation as of December 31, 2002	(799.7)	(67.0)	(639.2)	(93.5)

Net book value as of December 31, 2002	572.8	254.6	296.6	21.6

(*)Includes reclassification of cost and accumulated depreciation for US$ 7.2 million and US$4.7 million, respectively, of bottles and crates of Uruguay that as from January 1, 2002 are treated as tangible fixed assets. Until December 31, 2001, bottles and crates of Uruguay were classified as inventories.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2002, 2001 and 2000
(In US$ million, except share data)

7.	Tangible fixed assets (continued)

		Industrial	Machinery,	Bottles
		land and	plant and	And
	Total	buildings	equipment	Crates

Total cost or valuation as of January 1, 2001	1,394.2	307.0	954.8	132.4
Sale of Malteria Safac (Note 3)	(3.1)	(1.6)	(1.5)	—
Final evaluation of preliminary purchase price Allocation of EDISA (**)	3.4	(0.8)	4.2	—
Final evaluation of preliminary purchase price Allocation of CBN (**)	(9.8)	—	(9.8)	—
Additions	72.0	17.4	49.3	5.3
Disposals	(55.0)	(1.5)	(37.7)	(15.8)

Total cost or valuation as of December 31, 2001	1,401.7	320.5	959.3	121.9
Accumulated depreciation as of January 1, 2001	(691.3)	(59.1)	(529.9)	(102.3)
Sale of Malteria Safac (Note 3)	1.6	1.0	0.6	—
Final evaluation of preliminary purchase price Allocation of CBN (**)	5.1	—	5.1	—
Additions	(96.5)	(5.1)	(82.7)	(8.7)
Disposals	39.9	2.3	24.5	13.1

Accumulated depreciation as of December 31, 2001	(741.2)	(60.9)	(582.4)	(97.9)

Net book value as of December 31, 2001	660.5	259.6	376.9	24.0

* * Related to the final evaluation of the preliminary purchase price allocation for EDISA and CBN acquisitions, as described in Note 3.

8.	Other fixed assets

	As of December 31,

	2002	2001

Deferred income taxes (Note 18)	72.3	29.3
Spare parts	14.4	15.2
Argentine Government Bonds (Note 4 k)	10.0
Tax receivables	0.1	0.9
Receivables from the sale of fixed assets	—	0.1
Others (net of allowance for doubtful accounts of US$1.9 million in 2002 and US$2.5 million in 2001)	1.0	4.6

	97.8	50.1

9.	Financial assets

	As of December 31,

	2002	2001

Treasury stock (Note 12)	20.5	18.8
Investments at equity method	3.8	9.0
Certificates of deposit	1.7	3.3
Other	2.8	3.1

	28.8	34.2

     During the year ended December 31, 2001, the Company restructured its share capital (see Note 12.a). Before the above mentioned restructuring, the Company acquired 39,528 voting shares (39,528 Class B shares after restructuring and conversion), 200,000 non-voting shares (200,000 Class B shares after restructuring) and 95,800 ADS (47,900 ADS after restructuring) for a total consideration of US$ 3.1 million. Also, after restructuring, the Company acquired 426,650 Class A shares and 596,200 ADS (representing 2 Class B Shares for each ADS) for a total consideration of US$ 8.2 million. The dividends collected on these shares are deducted from the acquisition cost and were US$ 0.3 million during 2001.

     Additionally, during the year ended December 31, 2002, the Company acquired 3,308,147 Class A shares for a total consideration of US$ 1.7 million.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2002, 2001 and 2000
(In US$ million, except share data)

9.	Financial assets (continued)

     As of December 31 2002, the details of total treasury shares held by the Company is as follows:

-     Class A shares: 3,734,797

-     Class B shares: 726,053

-     ADS: 834,116 (representing 2 Class B shares for each ADS)

10.	Inventories

	As of December 31,

	2002	2001

Finished goods and goods for resale	17.7	28.8
Work in process	6.6	8.3
Raw material and supplies (net of valuation allowance of US$12.0 million in 2002 - see Note 4.d)	44.1	71.0

	68.4	108.1
Advances to suppliers and inventories in transit	1.9	2.5

	70.3	110.6

11.	Other current assets

	As of December 31,

	2002	2001

Advances to suppliers	6.2	5.6
Prepaid taxes	6.4	4.4
Deferred income taxes (Note 18)	3.2	20.9
Advances to personnel	0.6	1.0
Others	4.1	5.4

	20.5	37.3

12.	Shareholders’ equity

     (a)  Common, preferred stock and capital restructuring

     The share capital issued and outstanding is represented by 647,618,840 shares of Class A common stock and 43,388,205 shares of Class B common stock, both classes without par value. The authorization is valid for five years until June 2006. The following is a summary of the share activity of the Company:

	Voting	Non-voting	Class A	Class B
	Shares	shares	common stock	common stock

Balances as of December 31, 1999	68,400,000	38,168,750	—	—
Capital contribution (i)	—	1,581,339	—	—

Balances as of December 31, 2000	68,400,000	39,750,089	—	—
Capital restructuring(ii):
Ten-for-one split of ordinary shares	615,600,000	—	—	—
Rename of ordinary shares	(684,000,000)	—	684,000,000	—
Conversion of preferred shares into ordinary shares	39,750,089	(39,750,089)	—	—
Rename of ordinary shares	(39,750,089)	—	—	39,750,089
Conversion of Class A shares into Class B shares	—	—	(36,381,160)	3,638,116

Balances as of December 31, 2001 and 2002	—	—	647,618,840	43,388,205

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2002, 2001 and 2000
(In US$ million, except share data)

12.	Shareholders’ equity (continued)

     (a)  Common, preferred stock and capital restructuring (continued)

     (i)  As discussed in Note 3, during fiscal year 2000 the Company acquired a direct equity ownership in Baesa of 11.75% from Bayerische Hypo-und Vereinsbank A.G. The Company completed this acquisition in exchange for 1,581,339 shares of the Company’s non-voting preferred stock. These shares were valued at their fair value aggregating US$ 17.4 million, which resulted in additional paid-in-capital of US$ 16.9 million.

     (ii)  The Shareholders’ extraordinary meeting held on June 8, 2001 approved the capital restructuring proposal as submitted. The restructuring, which was approved by the separate class vote of each of the preferred and ordinary shareholders, consisted principally of the following:

-	The 68,400,000 ordinary shares outstanding at that date were split ten-for-one resulting in 684,000,000 shares, without par value, and were renamed Class A shares.

-	The 39,750,089 non-voting preferred shares outstanding at that date were converted into ordinary shares, without par value, and renamed Class B shares. The class of non-voting preferred shares was cancelled.

-	Class A and Class B shares shall vote as one class at any shareholders’ meeting and each Class A and Class B share shall be entitled to cast one vote at any shareholders’ meeting, provided that any resolutions affecting the rights of a particular class must be approved separately by the quorum and majority requirements established by law for each class.

-	Class B shares shall have dividend and liquidation rights equal to ten times the rights of Class A shares.

-	Upon the request of holders of Class A shares, the Class A shares may be converted into Class B shares at the rate of ten Class A shares for one Class B share. Conversion requests will be accepted during a limited period of time every year, and are subject to certain limitations.

     The Company is listed on the Luxembourg Stock Exchange (“LSE”) since July 1991 and on the New-York Stock Exchange (“NYSE”) since March 1996.

     Class A and Class B shares have been listed on the Luxembourg Stock Exchange since June 11, 2001. American Depositary Shares (“ADS”), each previously representing one non-voting preferred share, shall, by way of a reverse ADS split, represent two Class B shares as from June 11, 2001, and continue to be listed on the New York Stock Exchange.

     Pursuant to information requirements from the Luxembourg Stock Exchange, the Company has also confirmed that during the last financial year and the current year no public takeover or exchange offers were made by third parties in respect of its shares, and no public exchange offers were made by it in respect of other companies’ shares.

     The authorized capital is fixed at US$ 400,000,000 represented by Class A shares and Class B shares, both without par value, in a total amount of 8,729,855 shares which includes the number of shares of the presently subscribed capital in such portions of Class A and B shares as shall reflect the outstanding portions from time to time of Class A and Class B shares under issued share capital. This authorization is valid for five years until June 2006.

     The Board of Directors is authorized to issue convertible bonds for a five-year period until June 2006. No convertible bonds have been issued as of December 31, 2002.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2002, 2001 and 2000
(In US$ million, except share data)

12.	Shareholders’ equity (continued)

          (b) Paid-in capital

          In accordance with regulations established in the Luxembourg Corporation Law, during fiscal year 2002 US$ 1.7 million (US$ 18.8 million in 2001) of the paid-in capital balance was allocated to the reserve for treasury stock (to be ratified by the Ordinary General Meeting of 2003).

          (c) Reserve for treasury stock

          Under Luxembourg regulations, the Company has to maintain a non-distributable reserve for treasury stock. In order to comply with that requirement, the Ordinary General Meetings held on June 28, 2002 and June 29, 2001 approved the allocation of US$ 11.0 million and US$ 7.8 million, respectively, from the Issue Premium to that reserve. In addition, the Company allocated an additional US$ 1.7 million due to treasury stock acquired during the year ended December 31, 2002 (to be ratified by the Ordinary General Meeting of 2003).

          (d) Legal reserve

          Under Luxembourg Corporation Law, a minimum of 5% of net income (determined on the Company’s stand alone financial statements) for the year calculated in accordance with Luxembourg GAAP must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 10% of the outstanding capital. This reserve is not available for distribution.

          (e) Retained earnings

          Retained earnings are generally distributable to the extent that the legislation of the jurisdiction, in which such retained earnings are held, so permits.

13.	Provisions

	As of December 31,

	2002	2001

Contingencies (Note 23)	48.9	51.8
Employee benefits (Note 22)	1.8	2.9
Acquisition-related and restructuring charges (i)	5.1	9.0
Baesa’s indemnification agreement (ii)	9.9	9.9
Others	1.0	3.5

	66.7	77.1

          (i) Acquisition-related and restructuring charges comprised primarily severance and other termination benefits and certain exit costs related to the closure of plants.

          (ii) In 1997, Baesa sold its Brazilian soft-drink business (the “Brazilian Business”) to Cervejaria Brahma (the “Buyer”). At the time of the sale, the Brazilian Business had certain material existing and potential claims, lawsuits and proceedings, including those involving tax, social security and other matters. Under a tax indemnification agreement, Baesa has agreed to indemnify the Buyer for these liabilities, but in no event to exceed US$ 20.0 million. In this connection, PepsiCo has also agreed to reimburse Baesa up to US$ 10 million. Therefore, in management’s opinion, the reserves established are adequate to cover losses related to this transaction.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2002, 2001 and 2000
(In US$ million, except share data)

14.	Long-term loans and other liabilities

	As of December 31,

	2002	2001

Due to banks	87.0	157.4
Notes payables	13.7	—
Deferred income taxes (Note 18)	1.3	0.7
Other accounts payable	6.5	7.8

	108.5	165.9

CMQ (formerly Baesa) has outstanding notes as described below that are classified as current and long-term notes payable:

	As of December 31,

	2002	2001

Series A, due September 1, 2005, interest at 11% per annum, payable semiannually	2.7	2.7
Series B, due September 1, 2005, interest at 12% per annum, payable semiannually	11.5	11.5

	14.2	14.2

The following table categorizes long-term loans by interest rate:

	As of December 31,

	2002	2001

Less than 4%	29.4	3.1
From 4 to 5.99%	151.1	92.2
From 6 to 7.99%	—	151.3
From 8 to 9.99%	—	—
From 10 to 11.99%	2.7	2.7
More than 11.99%	11.5	11.5

Total	194.7	260.8
Less current portion of long-term loans (Note 15)	(94.0)	(103.4)

Total loan-term loans	100.7	157.4

          The Company’s long-term debt is principally denominated in US dollars and represents borrowings from banks. As of December 31, 2002 and 2001, the Company had long-term debt of US$ 14.3 million and US$ 27.6 million, respectively, at fixed interest rates and US$ 180.4 and US$ 221.0 million, respectively, at rates which varied in relation to established indices, principally LIBOR, plus a low fixed rate.

          The aggregate maturities of long-term loans as of December 31, 2002 are as follows:

Year	Amount

2004	55.0
2005	45.7

Total	100.7

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2002, 2001 and 2000
(In US$ million, except share data)

14.     Long-term loans and other liabilities (continued)

     QI(B) Commitments

     On September 22, 1993 QI(B), (the guarantor and primary obligor), signed a guaranty agreement with the IFC guaranteeing a loan of US$ 30.0 million in principal extended by the IFC to CMQ on the basis of an investment agreement. As of December 31, 2002, the amount due from that loan totaled US$ 4.0 million. Additionally, during 2002 and 2001, QI(B) granted certain loans of CMQ for approximately US$ 41.5 million and 36.0 million, respectively.

     Compliance of certain covenants / Debt refinancing

     Most of the Company’s loan agreements contain restrictive covenants that require the Company or its subsidiaries to maintain certain financial ratios, limit the amount of dividends paid, restrict indebtedness and guarantee liabilities, among other requirements.

     CMQ has a significant amount of bank loans denominated in US dollars. Devaluation of the Argentine Peso as well as the financial and economic crisis that has been affecting Argentina, has limited the ability of that subsidiary to generate cash flows in and comply with certain financial ratios originally committed to. Consequently, management is carrying out negotiations with lenders in order to obtain, among other matters, an extension of the original loan terms, new credit facilities and the change of certain indices and financial ratios originally committed to with which the Company had been unable to comply at December 31, 2002.

     At December 31, 2002 the total amount due on financial loans including indices and financial ratios that had not been able to be complied with amounted to US$ 221.5 million, of which US$ 59.3 million was classified as long-term debt, according to the maturities originally agreed. Certain clauses included in the loan contracts foresee that in the case of non-compliance by the Company with any of its obligations, following due notice to the Company, the entire debt could be considered due and payable.

15.     Current loans and short-term portion of long-term debt

	As of December 31,

	2002	2001

Overdraft facilities	1.5	0.8
Short-term loans	178.4	107.2
Notes payable (Note 14)	0.5	14.2
Financial leasing (Note 14)	1.3	4.3
Current portion of long-term debt (Note 14)	92.2	84.9

	273.9	211.4

     The Company’s short-term debt is principally denominated in US dollars and represents mainly, borrowings from banks.

16.     Other income

	Year ended December 31,

	2002	2001	2000

Gain from sale of interest in related companies	—	—	27.8
Recovery of expenses	1.3	0.3	2.2
Rental income	0.2	0.9	0.9
Sale of Glaciar and VDA water business (Note 3)	—	14.9	—
Gain from sale of tangible fixed assets	—	3.0	1.2
Others	2.9	1.3	4.9

	4.4	20.4	37.0

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2002, 2001 and 2000
(In US$ million, except share data)

17.     Other expenses

	Year ended December 31,

	2002	2001	2000

Severance costs and other benefits to employees (i)	4.6	9.3	2.1
Amortization of goodwill	21.9	21.6	12.1
Impairment of goodwill (see Note 4.g)	90.0	—	—
Tangible fixed assets write-off and other	6.0	—	3.8
Inventories write-off (see Note 4.d))	12.0	—	—
Amortization and other expenses related to unproductive assets	1.6	3.1	1.5
Labor lawsuits and termination of distribution agreement	1.5	3.7	2.0
Loss from sale of tangible fixed assets and bottles	4.8	—	—
Interest in related companies (ii)	5.2	18.3	—
Research and development costs	0.2	0.4	0.5
Other	8.1	6.9	3.4

	155.9	63.3	25.4

(i)	The Company expenses severance indemnities incurred in the normal course of business when paid.

(ii)	In 2001 includes a write off made by Eco of approximately U$S 12.7 million of the goodwill originally generated as a consequence of the acquisition of Hielos Merlo (an Eco’s subsidiary).

18.     Income taxes

	Year ended December 31,

	2002	2001	2000

Current tax expense	2.7	7.8	17.5
Deferred tax benefit	(50.3)	(13.9)	(47.5)

Income tax benefit	(47.6)	(6.1)	(30.0)

     The Company has adopted the criterion of considering the effects of the translation as a permanent difference when calculating the deferred tax (see Note 4.c). Income tax benefit differs from the amounts computed by applying the statutory rate for each country to pre-tax (loss) income for the year ended December 31, as follows:

	Year ended December 31,

	2002	2001	2000

Net (loss) income before taxes and minority interest	(202.4)	55.2	57.2
Blended average income tax rate	34.9%	33.6%	30.9%

Income tax (benefit) expense at blended income tax rate	(70.6)	18.5	17.6
Foreign exchange and change in valuation allowance	(42.3)	(31.7)	(47.3)
Non-deductible expenses	61.4	5.8	4.1
Tax promotional benefits	(1.7)	(4.8)	(3.5)
Others	5.6	6.1	(0.9)

	(47.6)	(6.1)	(30.0)

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2002, 2001 and 2000
(In US$ million, except share data)

18.     Income taxes (continued)

     The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	As of December 31,

	2002	2001

Tax loss carry-forwards	87.0	103.8
Deferred exchange loss	8.2	50.6
Employee benefits accruals	1.7	5.0
Provisions	4.0	5.3
Depreciation	0.5	(1.9)
Allowance for doubtful accounts and other reserves	1.9	2.3
Others	(2.6)	(2.4)

Subtotal	100.7	162.7
Valuation allowance	(26.7)	(113.6)

Net deferred tax asset	74.0	49.1

     Balance sheet classification of net deferred tax asset (liability) is disclosed below:

	As of December 31,

	2002	2001

Deferred tax asset - current	3.2	20.9
Deferred tax asset - Non-current	72.3	29.3
Deferred tax liability - current	(0.2)	(0.4)
Deferred tax liability - Non-current	(1.3)	(0.7)

Net deferred income tax asset	74.0	49.1

     As of December 31, 2002 the Company and its subsidiaries had accumulated tax loss carryforwards of approximately US$ 303.2 million (US$ 355.0 million as of December 31, 2001), of which US$ 51.9 million (US$ 51.1 million as of December 31, 2001) have no expiration dates.

     In assessing the realizability of deferred tax assets, management assesses the likelihood that either a portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning in making these assessments. Based on current financial information, the Company is uncertain that it will recover its entire deferred tax assets through future taxable income. Accordingly, at December 31, 2002, the Company had recognized a valuation allowance of US$ 26.7 million (US$ 113.6 million at December 31, 2001) against its deferred tax assets generated by tax loss carryforwards and the net negative results caused by the devaluation of the Argentine Peso.

     During the year ended December 31, 2000, as a result of new tax-planning strategies, the Company recognized an income tax benefit of US$ 53.8 million associated primarily with the change in the valuation allowance of deferred tax assets related to the Baesa acquisition, of which US$ 51.3 million were included in extraordinary items.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2002, 2001 and 2000
(In US$ million, except share data)

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

20.     Related parties

     The Company purchases certain raw materials, goods for resale and services from related parties. These transactions are summarized as follows:

	Year ended December 31,

	2002	2001	2000

Purchase of raw materials	3.0	4.8	9.9
Transportation services	1.7	4.0	4.2
Fees for services	0.6	2.9	2.8
Technical assistance fees	1.5	1.0	1.0
Purchase of goods for resale	0.3	0.4	0.3

     Purchase of raw materials: The Company has purchased several raw materials, including malt and barley, from Heineken (which held 15% of the outstanding shares of QI(B), the Company’s principal subsidiary) (See Note 23) and corn grits and rice from Compal S.A. (“Compal”) which is 60% owned by Arfinsa S.A. (“Arfinsa”). Arfinsa is indirectly own by certains members of the Bemberg’s family, and Compal is our sole supplier of corn grits and rice.

     Transportation services: Transportes Ader S.A. (“TASA”) provides integrated logistics support of the Company’s entire supply chains, from inbound raw materials supply through finished goods distribution, including dedicated contract carriage, the management of carriers, and other supply chain services. These costs are included as selling and marketing expenses in the consolidated statement of income.

     Fees for services: These fees relate to certain administrative fees charged by Arfinsa. These costs are included as administrative and general expenses in the consolidated statement of income.

     Technical Assistance Agreements: The Company’s relationship with Heineken as a technical adviser was governed by technical assistance agreements relating to both the brewing and malting operations. The technical assistance agreements cover issues relating to both product quality and the maintenance of production equipment and facilities. Heineken assisted the Company in the quality control process by conducting laboratory analyses of raw materials, taste tests, evaluations of our own technical reports and annual “technological audits” of the operating companies and provided advice regarding the purchase of raw materials, environmental issues and managerial systems. Furthermore, under the technical assistance agreements, the Company could request certain additional services with respect to its breweries, including assistance in planning and constructing new breweries, training brewers and engineers and developing new products, production methods and packaging materials. These fees and expenses are included as technical assistance fees within cost of goods sold in the consolidated statement of income.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2002, 2001 and 2000
(In US$ million, except share data)

20.     Related parties (continued)

     As a consequence of the agreement reached with Heineken in January 2003, the Company has agreed to cease producing and selling the Heineken brand during 2003 (see Note 23). Consequently, the above mentioned agreement was terminated.

     Purchase of goods for resale: The Company purchases imported bottled beer from Heineken (which held 15% of the outstanding shares of QI(B), the Company’s principal subsidiary). As mentioned above, during 2003 the Company will cease to sell the Heineken brand (See note 23).

21.     Credit concentration and geographic information

     Most of the Company’s customers are located in South America. No single customer accounted for more than five percent of the Company’s sales or receivables in the years disclosed.

	Year ended December 31,

	2002	2001	2000

Net sales
Argentina	278.5	699.5	701.4
Bolivia	88.7	86.9	42.1
Chile	22.0	23.9	26.7
Paraguay	59.5	85.8	130.1
Uruguay	23.6	49.8	63.9
Consolidation adjustments	(3.7)	(7.2)	(9.1)

	468.6	938.7	955.1

	Year ended December 31,

	2002	2001	2000

Operating (loss) income
Argentina	(29.8)	93.8	108.1
Bolivia	28.9	21.3	0.2
Chile	(2.9)	(3.8)	(4.1)
Paraguay	11.7	30.3	34.8
Uruguay	(3.8)	(0.6)	(0.8)
Corporate headquarters & consolidation adjustments	(7.7)	(4.4)	(5.9)

	(3.6)	136.6	132.3

	As of December 31,

	2002	2001

Identifiable assets
Argentina	689.1	878.3
Bolivia	268.5	270.4
Chile	22.4	27.2
Paraguay	99.6	142.1
Uruguay	32.9	45.8
Corporate headquarters	123.5	105.6
Consolidated adjustments and eliminations	5.4	(17.7)

	1,241.4	1,451.7

22.     Personnel

     Personnel expenses amounted to US$ 79.0 million, US$ 186.4 million and 193.3 million in the years ended December 31, 2002, 2001 and 2000, respectively.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2002, 2001 and 2000
(In US$ million, except share data)

23.     Employee benefits

     (a)  Defined contribution pension plan

     One of the Company’s majority owned subsidiaries, CMQ, sponsors a defined contribution pension plan (the “Plan”). CMQ sponsors a Plan for qualified employees that is funded with contributions from both CMQ and plan participants. A group of employees are eligible to participate and may enter the Plan during the first quarter of each year.

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

     Based on the uncertainty regarding the updating of the funds deposited, generated by the current economic crisis that Argentina is experiencing, which involved the departure from monetary convertibility in this country, although the plan remained current, deposits in private companies were suspended, maintaining the reserves on the Company’s records. The reserved contributions will be deposited once the final treatment of the funds already deposited has been determined.

     Retirement Funds

     Provided the participant has elected to direct his or her contributions to an authorized Investment Retirement Fund, eligible participants may make monthly pre-tax contributions to the Plan of up to 7.5% of their eligible earnings. This defined contribution plan provides monthly matching CMQ contributions equal to 100% of the employee contribution. Separate accounts are maintained for each participant in the Plan. The portion of a participant’s account attributable to his or her own contributions will be 100% vested. The portion of the account attributable to the CMQ’s contributions, including matching contributions, will vest after 5 years of service with CMQ. Distributions from the Plan may be made in the form of a lump-sum cash payment or in installment payments. Employees may make withdrawals from the Plan prior to attaining age 60 in case of male employees or 55 in case of female employees. During the years ended December 31, 2002, 2001 and 2000, CMQ made contributions of approximately US$ 0.1 million, 0.1 million and US$ 0.1 million, respectively. The amounts corresponding to 2002 have still not been deposited.

     Pension Funds

     Provided the participant has elected to direct his or her contributions to an authorized Pension Fund, eligible participants may make monthly pre-tax contributions to the Plan of up to 11% of their eligible earnings. Elective contributions made by employees are fully vested at all times. CMQ makes matching contributions at the rate of 100% of the participant’s contribution. Under the pension feature of the Plan, CMQ’s contributions are deferred and maintained into separate accounts for each participant upon the completion of five years of service with CMQ. Interest income is recognized based on certain governmental yield rate information. After the completion of five years of service, CMQ’s matching contributions are transferred to the Pension Fund where the participant’s elective contributions are being held. Contributions by CMQ were US$ 0.2 million, US$ 0.3 million and 0.7 million in 2002, 2001 and 2000, respectively. The amounts corresponding to 2002 have still not been deposited.

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

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2002, 2001 and 2000
(In US$ million, except share data)

23.     Employee benefits (continued)

     (c)  Management bonus program

     Certain of our directors and officers participate in remuneration plans on the basis of performance and seniority pursuant to which up to 5% of the annual consolidated net income of QIB, our principal subsidiary, is set aside to pay incentive compensation to such directors and officers.

24.     Contingencies / Restricted assets

     Bolivia

     As a consequence of a federal and state tax claim initiated against a former CBN’s subsidiary, the Bolivian Supreme Court of Justice ruled out that assets of CBN be restricted. Tax claimed by Bolivian authorities amounts to approximately US$ 10.0 million. In legal counsel’s opinion, as the claim was initiated against CBN’s subsidiary (not CBN itself) and therefore CBN was not a part of that lawsuit, the final outcome of this process can not have a material negative impact on CBN.

     During 2000, as part of the acquisitions described in Note 3, as well as its ongoing operations in general, the Company recorded a contingency reserve of US$ 51.4 million for tax, social security and commercial lawsuits. At December 31, 2002 this contingency reserve amounts to US$ 48.9 million.

     Relation with Heineken. Heineken settlement.

     In June 2002, Quinsa received a notice from the International Chamber of Commerce stating that Heineken, which owned 15% of our principal subsidiary QIB, had begun an arbitration proceeding against the Company and Beverage Associates Corp. (“BAC”). In its request for arbitration, Heineken alleged that the proposed Companhia de Bebidas Das Américas (“AmBev”) transaction violated certain contracts between Heineken and the Company. Heineken had requested that the arbitration panel prohibit completion of the AmBev transaction and declare that Heineken was entitled to purchase Quinsa’s 85% interest in QIB for terms economically equivalent to the value placed by QIB on the AmBev transaction. Heineken had also requested that the arbitration panel require Quinsa and BAC to pay Heineken an unspecified amount of money in damages.

     Furthermore, in June 2002, Quinsa also received a summons indicating that Heineken had commenced a legal proceeding against the Company in a Luxembourg court. Like the arbitration notice, the summons alleged that the proposed transaction with AmBev violated certain contractual agreements between Heineken and Quinsa, and requested that the court issue an order prohibiting the completion of the transaction with AmBev until the contract dispute was resolved by an arbitrator. Also in June, the Luxembourg court dismissed Heineken’s summons after noting that Quinsa and AmBev had agreed not to complete the AmBev transaction before the required approval of the Argentina antitrust authorities was obtained.

     On January 14, 2003 Quinsa and Heineken announced that they had entered into an agreement to settle the above mentioned arbitration proceeding. Pursuant to the settlement agreement BAC agreed to purchase Heineken’s 15% equity interest in QIB, for an aggregate price of US$ 102.7 million. BAC’s purchase of the QIB shares occurred simultaneously with the completion of the AmBev transaction (see Note 26).

     As a result of the settlement agreement, the shareholders agreement between Quinsa and Heineken relating to Heineken’s investment in QIB was terminated.

     BAC has assigned to AmBev and AmBev has agreed to acquire approximately 57% of the QIB shares that BAC agreed to purchase from Heineken.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2002, 2001 and 2000
(In US$ million, except share data)

25.     Remuneration of Board

     In accordance with article 14 of the Articles of Incorporation, a remuneration of US$ 0.2 million (US$ 1.3 million and US$ 2.0 million for the years 2001 and 2000) will be proposed for the year 2002. No delegation of tasks was made by the Board of Directors to any of its members resulting in any other salary allocation or remuneration.

26.     Strategic Alliance

     On May 1, 2002 it was announced that an agreement had been signed by which Quinsa and AmBev agreed to merge the activities of AmBev in Argentina, Paraguay and Uruguay relating to the production and sale of beer with the activities carried out by Quinsa. As a result of the agreement, Quinsa will be granted an exclusive license to produce and distribute the Brahma brand in the Southern Cone free of charge. It also provides for the distribution by AmBev of the Quilmes brands in Brazil. This agreement was subject to several conditions, such as approval by Argentina’s National Commission of Defense of Competition, the local control authority.

     On January 13, 2003 the Commission approved this agreement for Argentina, imposing certain restrictions such as the sale of some brands currently marketed by Quinsa and the sale of certain productive assets.

     As a result of this approval by the Commission, on January 31, 2003 Quinsa and AmBev signed an agreement by which the terms of the strategic alliance were established between the parties. This alliance included the merger into Quinsa of Linthal S.A. (Linthal), a company that controls the beer activities carried out by AmBev in Argentina, Paraguay and Uruguay. Company Management understands that this alliance will allow the optimization of the operating processes and the strengthening of the Company’s financial position at the same time as it will allow the Company to reach a more competitive position in the region in order to compete with other international companies.

     The above mentioned transaction is governed by certain agreements described in further detail in the paragraphs that follows.

     Share Exchange Agreement. AmBev agreed to contribute to Quinsa all the shares of capital stock of its subsidiaries (the “Southern Holding Shares”) which manufacture, market, sell or distribute beer in Argentina, Uruguay, Paraguay and Bolivia in exchange for 26,388,914 newly issued Quinsa Class B shares. Pursuant to the Share Exchange Agreement, Quinsa and AmBev will also execute (i) an agreement granting to Quinsa the exclusive right to manufacture, market, sell and distribute the AmBev beer brands in Argentina, Chile, Uruguay, Paraguay and Bolivia, and (ii) a distribution agreement pursuant to which AmBev will agree to distribute the Quilmes Cristal brand in Brazil. The Company’s rights with respect to the AmBev beer products are required to be perpetual and Quinsa will not be required to pay any royalty or other fees to AmBev in exchange for these rights.

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

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2002, 2001 and 2000
(In US$ million, except share data)

26.     Strategic Alliance (continued)

     Quinsa Shareholders Agreement. Pursuant to the Stock Purchase Agreement, Quinsa agreed to enter into a Shareholders Agreement with AmBev and BAC to govern certain matters relating to the voting, transfer and issuance of Quinsa shares. Under the Shareholders Agreement, Quinsa will grant AmBev certain preemptive rights with respect to Quinsa’s Class B shares.

     Pursuant to the Quinsa Shareholders Agreement, so long as AmBev and BAC each has the Requisite Percentage (as defined below) each of AmBev and BAC will have the right to nominate:

•	50% of the directors constituting the Quinsa board of directors, and

•	for each of our subsidiaries, 50% of the number of directors that BAC is entitled to nominate under such subsidiary’s charter documents or by-laws, any existing shareholders agreement or applicable law.

     Upon exercise of the Call Option by AmBev or the Put Option by BAC, whereby AmBev purchases the remaining 373,520,000 Quinsa Class A shares in exchange for newly issued shares of AmBev, BAC will no longer have any rights to nominate directors, the directors nominated by BAC must resign and, as promptly as practicable, the Quinsa board and each subsidiary board will be reconstituted to include only directors nominated or approved by AmBev, subject to the rights of any shareholders under any subsidiary’s charter or by-laws or any existing shareholders agreement to nominate directors.

     So long as AmBev and BAC each own at least 40% of the Voting Interest, each will have the right to elect a Co-Chairman of the Quinsa board, as well as the right to jointly appoint a Chairman of each subsidiary board.

27.     Differences between Luxembourg GAAP and US GAAP

     The Company’s consolidated financial statements are prepared in accordance with Luxembourg GAAP, which differ in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP. These consolidated financial statements include solely a reconciliation of net (loss) income and shareholders’ equity to US GAAP. Pursuant of Item 17 of Form 20-F, this reconciliation does not include disclosure of all information that would be required by US GAAP and Regulation S-X of the Securities and Exchange Commission of the United States of America.

     The principal differences between Luxembourg GAAP and US GAAP are described below, together with an explanation, where appropriate, of the methods used in the determination of the necessary adjustments.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2002, 2001 and 2000
(In US$ million, except share data)

27.     Differences between Luxembourg GAAP and US GAAP (continued)

	Year ended December 31,

Reconciliation of net (loss) income:	2002	2001	2000

Net (loss) income as reported under Luxembourg GAAP	(135.9)	43.3	72.8
US GAAP adjustments:
Foreign currency translation (Note 27 (a))	(87.0)	(135.0)	8.7
Impairment of intangible assets (Note 27 (b))	90.0	—	—
Write-down of inventories (Note 27 (c))	12.0	—	—
Impairment of tangible fixed assets (Note 27 (d))	—	(31.5)	31.5
Differences in basis relating to purchase accounting (Note 27 (e))	2.5	3.2	(53.6)
Accounting for business combinations (Note 27 (f))	1.1	0.1	1.7
Restructuring (Note 27 (h))	(2.7)	(9.2)	6.6
Pension plan (Note 27 (i))	(0.2)	(0.3)	(0.3)
Pre-operating costs (Note 27 (j))	(0.2)	0.1	(0.1)
Prepaid expenses (Note 27 (k))	0.5	(0.2)	1.0
Change to consolidation (Note 27 (l))	0.1	0.1	(2.5)
Gain on divestitures of subsidiaries (Note 27 (m))	—	—	7.1
Management bonus program (Note 27 (n))	—	—	(3.8)
Deferred income tax effect of above (Note 27 (o))	1.8	8.6	(6.8)
Minority interest effect of above (Note 27 (p))	(3.5)	24.4	0.5

Net (loss) income under US GAAP	(121.5)	(96.4)	62.8

Basic and diluted earnings per share under US GAAP (Note 27 (t)):
Net loss per Class A common share	(0.11)	(0.09)	N/A
Net loss per Class B common share	(1.19)	(1.70)	N/A
Net income per common share	N/A	N/A	0.08

	As of December 31,

Reconciliation of shareholders' equity:	2002	2001

Shareholders’ equity as reported under Luxembourg GAAP	523.2	659.1
US GAAP adjustments:
Foreign currency translation (Note 27 (a))	(438.2)	(347.9)
Impairment of intangible assets (Note 27 (b))	90.0	—
Write-down of inventories (Note 27 (c))	12.0	—
Differences in basis relating to purchase accounting (Note 27 (e))	(56.2)	(58.7)
Accounting for business combinations (Note 27 (f))	(18.9)	(20.0)
Treasury stock (Note 27 (g))	(20.5)	(18.8)
Restructuring (Note 27 (h))	4.8	7.5
Pension plan (Note 27 (i))	—	0.2
Pre-operating costs (Note 27 (j))	1.1	1.3
Prepaid expenses (Note 27 (k))	—	(0.5)
Change to consolidation (Note 27 (l))	(1.1)	(1.2)
Deferred income tax effect of above (Note 27 (o))	3.5	1.7
Minority interest effect of above (Note 27 (p))	75.4	72.4

Shareholders’ equity under US GAAP	175.1	295.1

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2002, 2001 and 2000
(In US$ million, except share data)

27.     Differences between Luxembourg GAAP and US GAAP (continued)

     Description of changes in shareholders’ equity under US GAAP:

	Year ended
	December 31,

	2002	2001

Shareholders’ equity under US GAAP as of the beginning of the year	295.1	579.9
Distribution of cash dividends	—	(32.0)
Purchase of treasury stock	(1.7)	(11.0)
Foreign currency translation	3.2	(145.4)
Net loss under US GAAP	(121.5)	(96.4)

Shareholders’ equity under US GAAP as of the end of the year	175.1	295.1

     Description of reconciling items:

     (a)  Foreign currency translation

     Under Luxembourg GAAP, financial statements of foreign consolidated and unconsolidated subsidiaries have been translated to US$ on the basis of the financial statements of such subsidiaries expressed in the local currency of the country of origin. The method of translation involves the translation of property, other long-lived assets, long-term liabilities and related profit and loss accounts at historical rates of exchange. Additionally, net monetary asset and liability related translation adjustments are included in earnings in the current period.

     Under US GAAP, the financial statements of the Company’s subsidiaries are translated in accordance with SFAS No 52 “Foreign Currency Translation”. Financial statements of foreign operations where the local currency is the functional currency are translated using period-end exchange rates for assets and liabilities, and weighted average exchange rates during the period for the results of operations. Adjustments resulting from these translations are accumulated and reported as a component of accumulated other comprehensive income (loss) in shareholders’ equity.

     (b)  Impairment of intangible assets

     As mentioned in Note 4(c), under Luxembourg GAAP long-lived assets are translated into US dollars at historical rates of exchange. Since the Company carries out most of its operations in Argentina, its cash flows suffered a significant decrease in 2002 when measured in US dollars as a result of the devaluation of the Argentine peso. Accordingly, during fiscal 2002 the Company recognized an impairment charge of goodwill related to the Argentine soft drink business amounting to US$ 90 million.

     Under US GAAP, the Company translates its long-lived assets at current rates of exchange since the Argentine peso is considered to be the functional currency for the Company’s operations in Argentina. Accordingly, long-lived assets are tested for impairment based on the Company’s functional currency. As a result of the analysis made by the Company’s management no impairment has been recognized under US GAAP.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2002, 2001 and 2000
(In US$ million, except share data)

27.     Differences between Luxembourg GAAP and US GAAP (continued)

     Adoption of FAS 142 and FAS 144

     Under US GAAP, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“FAS 142”) effective January 1, 2002. FAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes Accounting Principles Board Opinion No. 17, “Intangible Assets.” Under FAS 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed at least annually for impairment. Intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives and are also subject to review for impairment. Upon adoption of FAS 142, in accordance with the transition provisions, the Company determined that previously recognized goodwill represents licenses and trademarks that qualify for separate recognition as identifiable intangible assets in accordance with FAS 142. These intangible assets continue to be amortized over their remaining estimated useful lives (originally 20 years) and, therefore, no difference exists in amortization charges as a result of adopting FAS 142 as compared with prior years. Amortizable intangible assets are tested for impairment in accordance with the provisions of Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“FAS 144”). In accordance with FAS 144, long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may be impaired. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired on this basis, the impairment loss to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Company adopted FAS 144 effective January 1, 2002. As a result of the analysis made by the Company’s management, no impairment has been recognized under US GAAP.

     (c)  Write-down of inventories

     Under Luxembourg GAAP, bottles and cases that are considered inventories held for resale are translated into US dollars at historical rates of exchange. As a result of the devaluation of the Argentine peso that occurred in 2002, the Company assessed the valuation of bottles and cases held for sale to customers and reduced their value to their estimated net realizable value. The write-down recognized in earnings during 2002 amounted to US$ 12.0 million.

     Under US GAAP, no write-down is necessary since inventories are stated at historical cost in Argentine pesos and translated into US dollars at current rates of exchange.

     (d)  Impairment of tangible fixed assets

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

     Under US GAAP, the Company reversed the total amount of the impairment related to the Lavallol plant amounting to US$ 31.5 million because the criteria for recognizing impairment losses for assets held for disposal, as specified in Staff Accounting Bulletin No. 100 “Restructuring and Impairment Charges” and SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of” (“SFAS 121”), were not met at December 31, 2000. The impairment charge was recognized during fiscal year 2001 when the plant was disposed of. The remainder of the charge recorded under Luxembourg GAAP for fiscal year 2000 was also a charge to earnings under US GAAP as it met the requirements for recording an impairment under SFAS 121.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2002, 2001 and 2000
(In US$ million, except share data)

27.     Differences between Luxembourg GAAP and US GAAP (continued)

     (e)  Differences in basis relating to purchase accounting

     Under Luxembourg GAAP and US GAAP the Company applied the purchase method of accounting to all of the acquisitions of businesses. Accordingly, the fair market value of the assets acquired and liabilities assumed was estimated and the excess of the purchase price over the fair value was considered goodwill. The US GAAP adjustment for “Differences in basis relating to purchase accounting” reflects the application of certain US GAAP adjustments when estimating the fair value of such acquired assets and liabilities assumed. This adjustment gives rise to differences in amortization expense.

     The 2000 adjustment relates to the purchase accounting for the Baesa acquisition and is comprised of (i) the reversal of certain liabilities recognized under Luxembourg GAAP pertaining to restructuring charges of US$ 2.6 million (See Note 27 (h) for details) and their related deferred tax assets (US$ 0.8 million) and (ii) the reversal of the income tax benefit recognized under Luxembourg GAAP associated with the change in the valuation allowance of deferred tax assets originally recorded in the purchase price allocation of US$ 53.8 million. These differences gave rise to a decrease in the amount of goodwill recorded under Luxembourg GAAP for US$ 55.6 million and therefore, lower amortization expense charges totaling US$ 2.1 million, US$ 2.8 million and US$ 0.2 million for the years ended December 31, 2002, 2001 and 2000, respectively.

     As stated in Note 3, during fiscal year 2001 the Company increased its ownership interest in certain subsidiaries. Therefore, goodwill recognized under Luxembourg GAAP was increased as a result of certain US GAAP adjustments totaling US$ 1.0 million. In addition, as stated in Note 27 (h), under US GAAP the Company reversed US$ 7.5 million of certain liabilities recognized under Luxembourg GAAP pertaining to restructuring charges recognized in the purchase price allocation of CBN acquisition (See Note 27 (h) for details). These adjustments gave rise to a decrease in amortization expense of US$ 0.4 million and US$ 0.4 million for fiscal year 2002 and 2001, respectively.

     (f)  Accounting for business combinations

     During 1992, the Company accounted for certain business combinations using the purchase method of accounting under Luxembourg GAAP. As such, assets acquired and liabilities assumed were recorded at their estimated fair market values. Under US GAAP, these business combinations would have to be considered a transaction between entities under common control and would have to be accounted for in a manner similar to a pooling of interests. As such, assets and liabilities would have to be recorded using their respective historical costs. Accordingly, the excess over the historical cost of the acquired net assets at the date of the combination would have been accounted for as a dividend. The foregoing gave rise to differences in depreciation expense charges.

     In addition, during 1999, the Company recognized an impairment charge related to the tangible fixed assets, which had a stepped up carrying basis as discussed above. Under US GAAP, such fixed assets had been recognized using the historical cost basis, and as a result, the impairment charge would not have been necessary under US GAAP.

     (g)  Treasury stock

     Under Luxembourg GAAP, treasury stock is carried at cost and is classified as an asset in the consolidated balance sheet. Under US GAAP, treasury stock is presented as a separate component of shareholders’ equity.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2002, 2001 and 2000
(In US$ million, except share data)

27.     Differences between Luxembourg GAAP and US GAAP (continued)

     (h)  Restructuring

     As discussed in Note 19, under Luxembourg GAAP, during fiscal year 2000 the Company recognized restructuring charges of US$ 10.0 million related to severance, termination and relocation costs associated with the closure of the Lavallol plant and certain other termination costs incurred in several subsidiaries of the Company. Under US GAAP, the Company applied the guidance of Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity” (“EITF 94-3”). As such, during fiscal year 2000 the Company reversed US$ 6.6 million of restructuring charges recognized under Luxembourg GAAP as certain criteria specified by EITF 94-3 were not met. These restructuring charges were recognized as a charge to earnings during fiscal year 2001 when this criteria is met.

     In addition, during fiscal year 2000 the Company recognized certain liabilities pertaining to restructuring charges totaling US$ 15.0 million and US$ 9.1 million as part of the purchase price allocation of Baesa and CBN acquisitions, respectively. Under US GAAP, the Company applied EITF 95-3 “Recognition of Liabilities in Connection with a Purchase Business Combination” (“EITF 95-3”). As such, during fiscal year 2000 and 2001 the Company reversed US$ 2.6 million and US$ 7.5 million of these restructuring charges against goodwill, respectively, as certain criteria specified by EITF 95-3 were not met. These restructuring charges are being recognized in earnings when paid (US$ 2.7 million and US$ 2.6 million for fiscal year 2002 and 2001, respectively).

     (i)  Pension plan

     The Company has given retroactive benefits to certain pension plan participants, and recognized the prior services costs in 1993 and 1994. Under US GAAP, such costs would be recognized as pension expenses over the remaining service years of the beneficiaries.

     (j)  Pre-operating costs

     Under Luxembourg GAAP, the Company has capitalized certain payroll, other administrative expenses and technical fees incurred in the construction of a plant as pre-operating costs during 1994 through 1996. Under US GAAP, such costs would be expensed as incurred, except for the technical fees, which would have to be capitalized as part of the cost of the related fixed asset.

     Under Luxembourg GAAP, such technical fees were amortized over five years. Under US GAAP, the fees actually capitalized are being depreciated under the straight-line method over periods ranging from 15 to 50 years. The foregoing gives rise to differences in the amount of amortization and depreciation charges recorded.

     (k)  Prepaid expenses

     The Company has capitalized certain costs related to advertising and certain other marketing efforts. Under US GAAP, such costs would be expensed as incurred.

     (l)  Change to consolidation

     As discussed in Note 3, during the year ended December 31, 2000, the Company acquired an additional 55.79% in Cervecería Boliviana Nacional La Paz (“CBN”). With the increase in equity ownership of CBN to 70.34%, the Company has effective control, and therefore, the Company changed its accounting method from the cost to the consolidation method effective September 1, 2000. Because a controlling interest in CBN was acquired in September 2000, the results of operations of CBN have been included in the statements of income for the period beginning September 1, 2000. As of December 31, 1999, the investment in CBN was recorded at cost.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2002, 2001 and 2000
(In US$ million, except share data)

27.     Differences between Luxembourg GAAP and US GAAP (continued)

     (l)  Change to consolidation (continued)

     Under US GAAP, the financial statements of prior periods would be retroactively adjusted as required by APB 18 to reflect the investment under the equity method of accounting. The equity (loss) income adjustment reflects the Company’s 2.5% ownership for 1998 and its 14.55% ownership for 1999 and from January 1, 2000 through August 31, 2000. This adjustment gives rise to differences in amortization expense.

     (m)  Gain on divestitures of subsidiaries

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

     (n)  Management bonus program

     Under Luxembourg GAAP, the Company charged compensation expense under its management bonus program (the “Bonus Plan”) to the statement of income in the period such costs were determined. Under US GAAP, when the payment of a compensation award is contingent upon the completion of future service, such costs are recognized over the period that such services are performed.

     During 2000, certain modifications were introduced to the Bonus Plan. Bonuses awarded are no longer related to future services. As such, no differences exist between Luxembourg GAAP and US GAAP in connection with the Bonus Plan. The 2000 net income adjustment represents the reversal of the balance of the prior periods related adjustments to US GAAP.

     (o)  Deferred income tax

     The adjustment represents the effect on deferred income taxes of the foregoing reconciling items, as appropriate.

     (p)  Minority interest

     The adjustment represents the effect on minority interest of the foregoing reconciling items.

     (q)  Balance sheet presentation and classification differences

     Certain significant differences exist between Luxembourg GAAP and US GAAP in connection with the presentation of balance sheet items. Generally, under Luxembourg GAAP, items with lower degree of liquidity are disclosed before items which have higher convertibility into cash. In addition, certain captioned items differ from balance sheets presented under US GAAP formats.

     As discussed in Note 14 to the consolidated financial statements, as a result of the devaluation of the Argentine peso as well as the financial and economic crisis that has been affecting Argentina, at December 31, 2002 CMQ has not complied with certain restrictive covenants set forth in its bank loan agreements. As a consequence of that non-compliance, the creditors could require the accelerated repayment of all amounts due amounting to US$ 221.5 million, of which US$ 59.3 million have been classified as non-current liabilities according to their original terms.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2002, 2001 and 2000
(In US$ million, except share data)

27.     Differences between Luxembourg GAAP and US GAAP (continued)

     (q)  Balance sheet presentation and classification differences (continued)

     The Company’s management is carrying out negotiations with lenders in order to obtain, among other matters, an extension of the original loan terms, new credit facilities and the change of the above mentioned covenants. Under US GAAP, Statement of Financial Accounting Standards (“SFAS”) No.78 “Classification of Obligations That Are Callable by the Creditor” clarifies how obligations that are callable by the creditor should be presented by the debtor in a classified balance sheet. Specifically, it addresses whether an obligation should be classified as a current liability if the debtor is in violation of a provision of a long-term debt agreement at the balance-sheet date and (a) the violation makes the obligation callable at the balance-sheet date or (b) the violation, if not cured within a specified grace period, will make the obligation callable within one year from the balance-sheet date. Pursuant to this guidance and given that the Company has not obtained a permanent waiver and there is no assurance that an acceleration will not take place within a one year period, for US GAAP purposes the entire outstanding balance would have been classified as a current-liability.

     (r)  Statement of income classification differences

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

     (s)  Comprehensive (loss) income

     On January 1, 1998, the Company adopted SFAS No. 130, “Reporting Comprehensive Income”. SFAS No. 130 establishes guidelines for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Accumulated other comprehensive income (loss) is presented below, net of income tax expense/benefit:

	Year ended December 31,

	2002	2001	2000

Net (loss) income under US GAAP	(121.5)	(96.4)	62.8
Other comprehensive loss:
Foreign currency translation	3.2	(145.4)	(2.8)

Comprehensive (loss) income	(118.3)	(241.8)	60.0

	As of December 31,

	2002	2001	2000

Accumulated other comprehensive loss	(204.4)	(207.6)	(62.2)

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2002, 2001 and 2000
(In US$ million, except share data)

27.     Differences between Luxembourg GAAP and US GAAP (continued)

     (t)  Earnings per share

     Under US GAAP, the Company computes earnings per common share in accordance with SFAS No. 128 “Earnings Per Share” (“SFAS No.128”). Under the provisions of SFAS No.128, basic earnings per common share (“Basic EPS”) is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding during the period. Income available to common stockholders is computed by deducting preferred stock dividends (if applicable for the period) from net income. Diluted earnings per common share (“Diluted EPS”) is computed by dividing net income by the sum of the weighted-average number of common shares plus dilutive common shares for the period. The calculation of diluted net (loss) income per share excludes potential common shares if their effect is anti-dilutive. There were no dilutive common stock equivalents for all periods presented.

     As stated in Note 12(a), on June 8, 2001 the Company’s shareholders approved a capital restructuring by which (i) the then outstanding number of ordinary shares (68,400,000) were split ten-for-one and renamed Class A common shares and (ii) the then outstanding number of preferred shares (39,750,089) were converted into ordinary shares at a rate 1 per 1 and renamed Class B common shares. As a result, Class B shares have dividends and liquidation rights equal to ten times the rights of Class A shares. Therefore, the Company is required to use the two-class method to report its earnings per share for the years ended December 31, 2002 and 2001. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock according to dividends declared and participation rights in undistributed earnings.

     Outstanding shares during prior periods were retroactively restated for the stock split mentioned above.

     The following tables set forth the computation of basic and diluted net (loss) income per share for the periods indicated:

Year ended
December 31,
2000

Numerator:
Net income	62.8
Preferred stock dividends declared and paid	(11.3)

Net income available to common shareholders	51.5
Denominator:
Weighted-average shares outstanding	683,769,940

Basic and diluted net income per common share	0.08

	Year ended December 31, 2001

	Class A	Class B

Numerator:
Actual dividends declared	20.3	11.7
Allocated undistributed net loss	(76.9)	(51.5)

Net loss	(56.6)	(39.8)
Denominator:
Weighted-average shares outstanding	661,973,336	23,457,253

Basic and diluted net loss per common share	(0.09)	(1.70)

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2002, 2001 and 2000
(In US$ million, except share data)

27.     Differences between Luxembourg GAAP and US GAAP (continued)

     (t)  Earnings per share (continued)

	Year ended December 31, 2002

	Class A	Class B

Numerator:
Actual dividends declared	—	—
Allocated undistributed net loss	(72.8)	(48.7)

Net loss	(72.8)	(48.7)
Denominator:
Weighted-average shares outstanding	645,096,279	40,993,920

Basic and diluted net loss per common share	(0.11)	(1.19)

     (u)  Statements of cash flows

     The Company has elected to present the statements of cash flows in the primary financial statements using the guidance set forth in SFAS No. 95 “Statement of Cash Flows” but using Luxembourg GAAP numbers. As further described in Note 4.(b), the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As a result, no differences exist between cash flows from operating, investing and financing activities reported in the primary financial statements and cash flows from operating, investing and financing activities that would be reported in a statement of cash flows prepared using US GAAP numbers.

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

     The following table reconciles the balances included as cash and banks in the balance sheets to the total amounts of cash and cash equivalents at the beginning and end of the years shown in the statements of cash flows:

	As of December 31,

	2002	2001	2000

Cash and banks	39.0	37.2	35.6
Cash equivalents:
Time deposits and money-market funds	88.1	69.0	14.2

Total cash and cash equivalents	127.1	106.2	49.8

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2002, 2001 and 2000
(In US$ million, except share data)

27.      Differences between Luxembourg GAAP and US GAAP (continued)

     (u)  Statements of cash flows (continued)

     Under US GAAP, as required by SFAS 95, supplemental cash flow information should be disclosed as presented below:

	Year ended December 31,

	2002	2001	2000

Cash paid during the year for:
Interest	26.5	16.8	32.6
Income tax	8.7	23.6	54.2
Non-cash activities:
Issuance of preferred shares in exchange for minority interest	—	—	17.4
Acquisition of subsidiaries through issuance of debt	—	—	18.0
Sale of subsidiaries through an increase in other current assets	—	1.0	0.4
Increase in tangible fixed assets through an increase in accounts payable	—	—	5.0
Acquisition of unconsolidated companies:
Equity / Cost	—	—	(5.7)
Goodwill	—	—	10.1

Purchase price	—	—	4.4
Seller financing	—	—	—

	—		4.4

Acquisition of minority interests:
Minority interests	6.7	14.6	(8.8)
Goodwill	—	8.0	83.8

Purchase price	6.7	22.6	75.0
Acquisition through issuance of preferred shares	—	—	(17.4)

	6.7	22.6	57.6

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2002, 2001 and 2000
(In US$ million, except share data)

27.          Differences between Luxembourg GAAP and US GAAP (continued)

     (u)  Statements of cash flows (continued)

	Year ended December 31,

	2002	2001	2000

Acquisition of subsidiaries:
Industrial land and buildings	—	—	40.7
Machinery, plant and equipment	—	—	53.5
Bottles and crates	—	—	6.1
Other fixed assets	—	—	0.9
Financial assets	—	—	10.5
Inventories	—	—	13.9
Trade receivables	—	—	9.8
Other current assets	—	—	4.1
Prepaid expenses	—	—	1.5
Restricted cash and short-term investments	—	—	—

Total non-cash assets acquired	—	—	141.0
Provisions	—	—	65.9
Long-term loans and other liabilities	—	—	16.1
Current loans and short-term portion of long-term debt	—	—	18.8
Accounts payable and accrued expenses	—	—	26.7
Taxes payable and other current liabilities	—	—	18.2

Total non-cash liabilities assumed	—	—	145.7

Net non-cash (liabilities) assets (assumed) acquired	—	—	(4.7)
Cash and cash equivalents	—	—	4.3

Net (liabilities) assets (assumed) acquired	—	—	(0.4)
Minority interest	—	—	(19.7)
Equity interest	—	—	(28.8)
Goodwill	—	—	154.8

Purchase price	—	—	105.9
Cash and cash equivalents acquired	—	—	(4.3)
Seller financing	—	—	(18.0)

	—	—	83.6
Baesa’s purchase price adjustment	—	—	(7.0)

	—	—	76.6

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2002, 2001 and 2000
(In US$ million, except share data)

27.          Differences between Luxembourg GAAP and US GAAP (continued)

     (u)  Statements of cash flows (continued)

	Year ended December 31,

	2002	2001	2000

Sale / Spin off of subsidiaries:
Intangible assets	—	—	0.6
Industrial land and buildings	—	0.6	8.4
Machinery, plant and equipment	—	0.9	32.6
Bottles and crates	—	—	5.7
Financial assets	—	—	1.3
Inventories	—	—	13.2
Trade receivables	—	—	5.8
Other current assets	—	0.3	2.2
Prepaid expenses	—	—	1.7

Total non-cash assets sold	—	1.8	71.5
Provisions	—	0.1	0.1
Long-term loans and other liabilities	—	—	—
Current loans and short-term portion of long-term debt	—	—	9.7
Accounts payable and accrued expenses	—	—	5.1
Taxes payable and other current liabilities	—	—	3.4

Total non-cash liabilities sold	—	0.1	18.3

Net non-cash assets sold	—	1.7	53.2
Cash and cash equivalents	—	—	9.3

Net assets sold	—	1.7	62.5
Minority interest	—	—	(26.2)
Equity interest	—	—	—
Gain from the sale	—	(0.2)	27.8

Sell price	—	1.5	64.1
Cash and cash equivalents sold	—	—	(9.3)
Seller financing	—	(1.0)	(0.4)

	—	0.5	54.4

ITEM 18.      FINANCIAL STATEMENTS

     We have responded to Item 17 in lieu of responding to this Item.

ITEM 19.      EXHIBITS

     Exhibits:

1.1	Articles of Incorporation of Quinsa, as amended (equivalent of both charter and by-laws).

2.1	Deposit Agreement dated February 28, 2002 among Quinsa, The Bank of New York and the holders from time to time of American Depositary Receipts issued thereunder (incorporated by reference to the registration statement on Form F-6 filed on February 20, 2002; File No. 333-83226).

2.2	Form of American Depositary Receipt for Quinsa Class B shares (included in Exhibit 2.1).

4.1	Share Exchange Agreement dated May 1, 2002 among Companhia de Bebidas das Américas - AMBEV and Quinsa (incorporated by reference to Exhibit 2.1 of the Schedule 13D relating to Quinsa, filed on May 13, 2002 by AmBev).

4.2	Memorandum of Agreement dated January 13, 2003 between Heineken, Quinsa, BAC and certain of their respective affiliates dated January 13, 2003.

4.3	Letter Agreement dated January 13, 2003 between AmBev, BAC and Quinsa (incorporated by reference to Exhibit 2.4 of the Schedule 13D/A relating to Quinsa filed on February 4, 2003 AmBev).

4.4	Quinsa Shareholders Agreement dated as of January 31, 2003 among BAC and AmBev (incorporated by reference to Exhibit 2.5 to Amendment No. 1 to the Schedule 13D relating to Quinsa filed on February 4, 2003 AmBev).

4.4	License Agreement dated January 31, 2003 between Quinsa and AmBev.

4.5	Distribution Agreement dated January 31, 2003 between Quinsa and AmBev.

8.1	List of Subsidiaries.

10.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

10.2	Resolution of the Office of Competition, Deregulation and Consumer Advocacy of the Ministry of Production of the Republic of Argentina regarding the business combination of AmBev and Quinsa — English Translation (incorporated by reference to Exhibit 2.09 to Amendment No. 1 to the Schedule 13D relating to Quinsa filed on February 4, 2003 AmBev).

10.3	Share Pledge Agreement dated as of January 31, 2003, among BAC, AmBev and Quinsa (incorporated by reference to Exhibit 2.9 to Amendment No. 1 to the Schedule 13D relating to Quinsa filed on February 4, 2003 AmBev).

10.4	Escrow Agreement dated as of January 31, 2003, among BAC, AmBev and The Bank of New York (incorporated by reference to Exhibit 2.10 to Amendment No. 1 to the Schedule 13D relating to Quinsa filed on February 4, 2003 AmBev).

10.5	Consent of A.C. Nielsen Argentina S.A.

10.6	Consent of ACNielsen Chile.

10.7	Consent of CCR/IRI.

10.8	Consent of ACNielsen Uruguay.

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUILMES INDUSTRIAL (QUINSA) Société, Anonyme.

	By:	/s/ Gustavo Castelli Name: Gustavo Castelli Title: Chief Financial Officer

Date: June 27, 2003

CERTIFICATION

I, Agustín García Mansilla, certify that:

1.	I have reviewed this annual report on Form 20-F of Quilmes Industrial (QUINSA), Société Anonyme;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:	June 27, 2003

/s/ Agustín García Mansilla [Signature]

Chief Executive Officer [Title]

CERTIFICATION

I, Gustavo Castelli, certify that:

1.	I have reviewed this annual report on Form 20-F of Quilmes Industrial (QUINSA), Société Anonyme;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June	27, 2003

/s/ Gustavo Castelli [Signature]

Chief Executive Officer [Title]

EXHIBIT INDEX

Exhibit No.	Description

1.1	Articles of Incorporation of Quinsa, as amended (equivalent of both charter and by-laws).

2.1	Deposit Agreement dated February 28, 2002 among Quinsa, The Bank of New York and the holders from time to time of American Depositary Receipts issued thereunder (incorporated by reference to the registration statement on Form F-6 filed on February 20, 2002; File No. 333-83226).

2.2	Form of American Depositary Receipt for Quinsa Class B shares (included in Exhibit 2.1).

4.1	Share Exchange Agreement dated May 1, 2002 among Companhia de Bebidas das Américas – AMBEV and Quinsa (incorporated by reference to Exhibit 2.1 of the Schedule 13D relating to Quinsa, filed on May 13, 2002 by AmBev).

4.2	Memorandum of Agreement dated January 13, 2003 between Heineken, Quinsa, BAC and certain of their respective affiliates dated January 13, 2003.

4.3	Letter Agreement dated January 13, 2003 between AmBev, BAC and Quinsa (incorporated by reference to Exhibit 2.4 of the Schedule 13D/A relating to Quinsa filed on February 4, 2003 AmBev).

4.4	Quinsa Shareholders Agreement dated as of January 31, 2003 among BAC and AmBev (incorporated by reference to Exhibit 2.5 to Amendment No. 1 to the Schedule 13D relating to Quinsa filed on February 4, 2003 AmBev).

4.4	License Agreement dated January 31, 2003 between Quinsa and AmBev.

4.5	Distribution Agreement dated January 31, 2003 between Quinsa and AmBev.

8.1	List of Subsidiaries.

10.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

10.2	Resolution of the Office of Competition, Deregulation and Consumer Advocacy of the Ministry of Production of the Republic of Argentina regarding the business combination of AmBev and Quinsa - English Translation (incorporated by reference to Exhibit 2.09 to Amendment No. 1 to the Schedule 13D relating to Quinsa filed on February 4, 2003 AmBev).

10.3	Share Pledge Agreement dated as of January 31, 2003, among BAC, AmBev and Quinsa (incorporated by reference to Exhibit 2.9 to Amendment No. 1 to the Schedule 13D relating to Quinsa filed on February 4, 2003 AmBev).

10.4	Escrow Agreement dated as of January 31, 2003, among BAC, AmBev and The Bank of New York (incorporated by reference to Exhibit 2.10 to Amendment No. 1 to the Schedule 13D relating to Quinsa filed on February 4, 2003 AmBev).

10.5	Consent of A.C. Nielsen Argentina S.A.

10.6	Consent of ACNielsen Chile.

10.7	Consent of CCR/IRI.

10.8	Consent of ACNielsen Uruguay.