Form 20-F
period 2003-12-31
QUILMES INDUSTRIAL QUINSA SOCIETE ANONYME
filed 2004-06-30
CIK 1010246

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2003
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from                     to
Commission file number: 1-14278

QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME

(Exact name of Registrant as specified in its charter)
Grand-Duchy of Luxembourg
(Jurisdiction of incorporation or organization)
84, Grand Rue
L-1660 Luxembourg
Grand-Duchy of Luxembourg
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
American Depositary Shares,	New York Stock Exchange,
representing Class B shares	Luxembourg Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class A shares, without par value	637,103,500
Class B shares, without par value	70,828,653

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17 ☒   Item 18 ☐

FINANCIAL INFORMATION

     Substantial changes in Argentine law that have been adopted since December 2001 have had a significant impact on our operations. One of the principal changes affecting our financial results was the reform of the Convertibility Law, which had pegged the Argentine peso to the U.S. dollar for a decade. As a result of this change, the Argentine peso underwent a massive devaluation relative to the U.S. dollar. Given that a large part of our revenues is in Argentine pesos, our financial performance was materially and adversely affected during the year 2002. Consequently, any comparison between our financial statements for periods ended after December 31, 2001 and those ended prior to that date has been rendered meaningless.

General

     This annual report contains our audited consolidated financial statements as of December 31, 2003 and 2002 and for the three years in the periods ended December 31, 2003, 2002 and 2001, all of which have been audited by PricewaterhouseCoopers, independent accountants (such statements, together with the notes thereto, are referred to herein as the “Consolidated Financial Statements”).

     We prepare our consolidated financial statements in U.S. dollars and in conformity with generally accepted accounting principles used in Luxembourg (“Luxembourg GAAP”), which differ in certain significant respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by U.S. GAAP. See Note 28 to our Consolidated Financial Statements contained elsewhere in this annual report (such statements, together with the notes thereto, are referred to herein as the “Consolidated Financial Statements”) for a description of the principal differences between Luxembourg GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of our net income (loss) and shareholders’ equity. The reconciliation does not include disclosure of all information that would be required by U.S. GAAP and Regulation S-X of the Exchange Act.

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

FORWARD-LOOKING STATEMENTS

     This annual report contains statements that are or may constitute forward-looking statements. These statements appear throughout this annual report and include statements regarding our intent, belief or current expectations, including but not limited to any statements concerning:

a.	our corporate strategy;

b.	our expectations regarding our future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure;

c.	our development of new products;

d.	the demand for beer, soft drinks and water;

e.	the supply and availability of barley and malt;

f.	the impact of the pending business combination between Interbrew S.A. (“Interbrew”) and AmBev, our strategic partner and a major shareholder;

g.	trends affecting our financial condition or results of operations;

h.	our future performance in light of the termination of our license and related agreements with Heineken;

i.	our dividend policy;

j.	possible future repurchases of our stock;

k.	the future impact of competition and regulation;

l.	political and economic conditions in the countries in which we or our affiliates operate or may operate in the future;

m.	any statements preceded by, followed by or that include the words “believes”, “expects”, “predicts”, “anticipates”, “intends”, “estimates”, “should”, “may” or similar expressions; and

n.	other statements contained or incorporated by reference in this annual report regarding matters that are not historical facts.

     Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to:

a.	uncertainties relating to political and economic conditions in Argentina and the other emerging market countries of Latin America where we conduct our business;

b.	the rate of inflation and exchange rate risks, particularly, increases in the exchange rate;

c.	restrictions on the ability to exchange local currencies in the markets where we do business into hard currencies;

d.	the devaluation of the peso and other local currencies of the countries where we conduct our business;

e.	the adoption of a restrictive currency transfer policy in the countries where we conduct our business;

f.	the nature and extent of future competition in our principal markets; and

g.	the factors discussed below under “Risk Factors” beginning on page 9.

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

     Throughout this annual report, we refer to many of our subsidiaries, past and present, by their initials as follows:

     “Baesa” stands for Buenos Aires Embotelladora S.A.

     “CBN” stands for Cervecería Boliviana Nacional La Paz

     “CBNSC” stands for Cervecería Boliviana Nacional Santa Cruz

     “CCBA” stands for CCBA Sociedad Anónima

     “CCBP” stands for Compañía Cervecera Brahma del Paraguay S.A.

     “CERVEPAR” stands for Cervecería Paraguaya S.A.

     “CMQ” stands for Cervecería y Maltería Quilmes S.A.I.C.A y G.

     “CT” stands for Cervecería Tarija

     “CTq” stands for Cervecería Taquiña

     “Cympay” stands for Cervecería y Maltería Paysandu S.A.

     “Edisa” stands for Embotelladoras del Interior S.A.

     “Enalbo” stands for Envases de Aluminio Boliviano S.R.L.

     “EUSA” stands for Embotelladora del Uruguay S.A.

     “FNC” stands for Fábricas Nacionales de Cerveza S.A.

     “FPV” stands for Fábrica Paraguaya de Vidrios S.A.

     “Incesa” stands for Inversiones Cerveceras Sociedad Anónima

     “La Luisiana” stands for La Luisina S.A.

     “Linthal” stands for Linthal S.A.

     “Malsaf” stands for Maltería Safac S.A.

     “Mosa” stands for Maltería Oriental S.A.

     “Paresa” stands for Paraguay Refrescos S.A.

     “QI(B)” stands for Quilmes International (Bermuda) Ltd.

     “Salus” stands for Compañía Salus S.A.

     Throughout this document, references to “US$”, “$” and “dollar” are to United States dollars and references to “P$” or “peso” are to Argentine pesos.

     Also, unless we indicate otherwise, references to fiscal years are to our fiscal years ending on December 31 of the same calendar year. For example, “fiscal 2003” refers to our fiscal year ended December 31, 2003.

MARKET SHARE INFORMATION

     Market share information with respect to beer and soft drinks consumed in Argentina is based on data supplied by A.C. Nielsen Argentina S.A. (“Nielsen Argentina”). Market share information presented with respect to beer consumed in Paraguay is based on data supplied by CCR/IRI. Market share information presented with respect to beer consumed in Chile and Bolivia is based on data supplied by Nielsen Chile S.A. (“Nielsen Chile”) and CIES, respectively. Market share information presented with respect to soft drinks consumed in Uruguay is based on data supplied by A.C. Nielsen (“A.C. Nielsen”). All other information relating to market share in the various markets we operate in is based on our estimates. Certain market data which appear herein (including percentage amounts) may not sum due to rounding.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.  KEY INFORMATION

SELECTED FINANCIAL DATA

     The following selected consolidated financial data have been derived from the Consolidated Financial Statements as of the dates and for each of the periods indicated below. This information should be read in conjunction with and is qualified in its entirety by reference to the Consolidated Financial Statements, and the discussion in “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected consolidated statement of income data for the years ended December 31, 2003, 2002 and 2001 and the selected consolidated balance sheet data as of December 31, 2003 and 2002, have been derived from our Consolidated Financial Statements, which have been audited by PricewaterhouseCoopers, independent accountants, and are included elsewhere in this annual report. We prepare our Consolidated Financial Statements in U.S. dollars and in conformity with Luxembourg GAAP, which differs in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in the Consolidated Financial Statements, as well as additional disclosures required by U.S. GAAP. See Note 28 to our Consolidated Financial Statements contained elsewhere in this annual report for a description of the principal differences between Luxembourg GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of our net income (loss) reported under Luxembourg GAAP for the years ended December 31, 2003, 2002 and 2001, and our shareholders’ equity reported under Luxembourg GAAP as of December 31, 2003 and 2002. The reconciliation does not include disclosure of all information that would be required by U.S. GAAP and Regulation S-X of the Exchange Act. The selected consolidated statement of income data for the years ended December 31, 2000 and 1999 and the selected consolidated balance sheet data as of December 31, 2001, 2000 and 1999 are derived from our audited consolidated financial statements that are not included herein.

	1999	2000	2001	2002	2003
	(in US$ millions except for per share information and Other Data)
Income Statement Data:
Luxembourg GAAP:
Gross sales	$819.9	$991.9	$973.0	$488.2	$648.5
Taxes	(29.4)	(36.8)	(34.3)	(19.6)	(25.8)

Net sales	790.5	955.1	938.7	468.6	622.7
Cost of goods sold	(358.4)	(495.7)	(490.4)	(308.5)	(321.3)

Gross profit	432.1	459.4	448.3	160.1	301.4
Selling and marketing expenses	(188.6)	(236.3)	(235.0)	(120.5)	(143.5)
Administrative and general expenses	(83.1)	(90.8)	(76.7)	(43.2)	(38.4)

Operating income (loss)	160.4	132.3	136.6	(3.6)	119.5
Interest income	7.6	9.5	6.5	8.4	12.3
Other income	14.6	37.0	20.4	4.4	36.8
Foreign exchange results and translation adjustments	(4.0)	(1.7)	(12.6)	(22.9)	7.2
Interest and financial expenses	(10.1)	(36.8)	(32.4)	(32.8)	(38.8)
Other expenses	(24.3)	(25.4)	(63.3)	(155.9)	(64.2)

Income (loss) before income taxes, minority interest and extraordinary items	144.2	114.9	55.2	(202.4)	72.8
Income taxes	(45.9)	(27.3)	6.1	47.6	(23.3)

	1999	2000	2001	2002	2003
	(in US$ millions except for per share information and Other Data)
Minority interest(1)	(20.8)	(16.6)	(18.0)	18.9	(12.7)

Net income (loss) before extraordinary items	$77.5	$71.0	$43.3	$(135.9)	$36.8
Extraordinary items, net of income tax	–	(51.7)	–	–	–
Income taxes	–	51.3	–	–	–
Minority interest	–	2.2	–	–	–
Net income (loss)	$77.5	$72.8	$43.3	$(135.9)	$36.8

Net income (loss) per Share(2)	$0.73	$0.68	$0.40	$(1.26)	$0.29
Net income (loss) per ADS(2)	1.46	1.36	0.80	(2.51)	0.58
Dividends per Share(2)(3)	0.30	0.30	–	–	0.08
Dividends per ADS(2)(3)	0.60	0.60	–	–	0.16
U.S. GAAP(4):
Operating income	$154.3	$84.5	$64.6	$23.9	$114.4

Net income (loss)	$94.9	$62.8	$(96.4)	$(121.5)	$120.9

Basic and diluted net income per share (5)	$0.12	$0.08	N/A	N/A	N/A
Basic and diluted net income (loss) per ADS(5)	N/A	N/A	$(3.39)	$(2.38)	1.96
Basic and diluted net income (loss) per Class A common share (“Class A share”)(5)	N/A	N/A	(0.09)	(0.11)	0.09
Basic and diluted net income (loss) per Class B common share (“Class B share”)(5)	N/A	N/A	(1.70)	(1.19)	0.98
Balance Sheet Data:
Luxembourg GAAP:
Cash and banks and short-term investments	$131.6	$49.8	$116.4	$162.6	$139.4
Total current assets	415.0	350.0	348.6	299.3	282.9
Tangible fixed assets(6)	772.8	702.9	660.5	572.8	581.9
Total assets	1,378.9	1,510.7	1,451.7	1,241.4	1,423.0
Short-term loans(7)	305.3	252.3	211.4	273.9	104.1
Long-term loans(7)	11.8	81.3	157.4	100.7	238.6
Total liabilities	607.3	681.8	604.7	564.5	552.6
Minority interest	182.4	181.1	187.9	153.7	156.1
Share capital	33.0	33.5	33.5	33.5	41.7
Shareholders’ equity	589.2	647.8	659.1	523.2	714.3
U.S. GAAP:
Total assets	1,304.2	1,423.5	1,007.8	813.1	1,036.3
Shareholders’ equity	539.6	579.9	295.1	175.1	381.5
Other Data:
Total brewing capacity (hectoliters in thousands)	18,300	21,195	19,675	19,640	23,364
Total beer volume sold (hectoliters in thousands)	11,712	11,540	12,226	11,429	14,261
Total soft drink capacity (hectoliters in thousands)	13,172	11,709	11,046	10,746	17,148
Total soft drink and water volume sold (hectoliters in thousands)(8)	2,661	6,775	6,856	5,707	6,096
Number of employees	7,300	7,200	6,134	6,085	6,234
Number of non-voting preferred shares (in millions)	38.2	39.8	N/A	N/A	N/A
Number of voting ordinary shares (in millions)	68.4	68.4	N/A	N/A	N/A
Number of Class A shares (in millions)	N/A	N/A	647.6	647.6	637.1
Number of Class B shares (in millions)	N/A	N/A	43.4	43.4	70.8

(1)	Because the percentage of our indirect ownership varies among our various consolidated subsidiaries, the calculation of the minority interest in consolidated net income (loss) during any period is a function of the minority ownership in QI(B), our principal subsidiary (our ownership was 15% until July 2003, and 12.4% since then). See Note 3 to our Consolidated Financial Statement. It is also a function, to a lesser extent, of the income of each of the operating subsidiaries and the percentage of each such subsidiary’s capital stock owned by minority shareholders during such period. QI(B)’s holdings in its operating subsidiaries range from 99.69% to 100% for the most significant Argentine subsidiary and Chilean subsidiary, respectively, to as low as 57.97% in Colosas S.A., a Paraguayan subsidiary.

(2)	Net income per share and dividends per share under Luxembourg GAAP have been computed based on the weighted average number of total shares outstanding for the periods presented. No consideration was given to the stock split that occurred in June 2001 because it had no effect on the calculation. Therefore, weighted average number of total shares outstanding used for calculation purposes amounts to 106,568,750 shares for the year ended December 31, 1999; 106,964,085 shares for the year ended December 31, 2000; 108,150,089 shares for the years ended December 31, 2001 and 2002 and 134,593,003 for the year ended December 31, 2003. Net income per share for 2003 and 2002 represents the amount related to either one Class B share or ten Class A shares. Net income and dividends per American Depository Share (“ADS”) have been restated to give retroactive effect to the change in ratio of Class B shares (after approval of the recapitalization plan each ADS represents two Class B shares).

(3)	Our Board of Directors approved the 2003 dividend per share and per ADS payable in 2004. This proposal was approved on by our shareholders at our annual general meeting on June 25, 2004.

(4)	Certain significant differences exist between Luxembourg GAAP and U.S. GAAP in connection with the presentation of statement of income line items. Under Luxembourg GAAP, certain asset impairment and restructuring charges were recognized as extraordinary items in 2000. Under U.S. GAAP, as required by APB 30, these charges did not qualify as extraordinary items. In addition, certain financial results and other income and expense items included in our Luxembourg GAAP financial statements, would be included in the determination of operating income (loss) for U.S. GAAP purposes.

(5)	Under U.S. GAAP, we have presented basic and diluted earnings per share in conformity with SFAS No. 128 (“Earnings per Share”) and SEC Staff Accounting Bulletin No. 98 (“SAB No. 98”) for all periods. In June 2001, our shareholders approved a capital restructuring by which (i) the then outstanding number of ordinary shares (68,400,000) were split ten-for-one and renamed Class A shares and (ii) the then outstanding number of preferred shares (39,750,089) were converted into ordinary shares on a one-for-one basis and renamed Class B shares. As a result, Class B shares have dividends and liquidation rights equal to ten times the rights of Class A shares. Therefore, we are required to use the two-class method to report earnings per share for the years ended December 31, 2001, 2002 and 2003. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock according to dividends declared and participation rights in undistributed earnings. Outstanding shares during the prior periods were retroactively restated for the stock split mentioned above. See Note 28(p) to our Consolidated Financial Statements for details regarding the calculation. Each ADS represents two Class B shares.

(6)	Includes industrial land and buildings, machinery, plant and equipment, and bottles and crates.

(7)	Short-term loans represent our current loans and short-term portion of long-term debt. Long-term loans include the non-current portion of long-term debt due to banks and notes payable. See Notes 14 and 15 to our Consolidated Financial Statements for details. Under Luxembourg GAAP, at December 31, 2002 we classified the long-term portion of our financial debts as non-current liabilities in accordance with their original terms. Under U.S. GAAP, such debts would have been classified as current liabilities since our creditors were able to require the accelerated repayment of the outstanding balance since we were unable to comply with certain financials covenants. See Note 28 to our Consolidated Financial Statements for details.

(8)	In 1999, only six months of water sales of Eco de los Andes S.A. (“Eco de los Andes”) in Argentina were consolidated, due to our strategic association with Perrier Vittel S.A. (“Perrier Vittel”) in July 1999. See “Item 4. Information on the Company—Business Overview—Soft Drink and Water Operations.” Due to our acquisition of Baesa in December 1999, Glaciar and other water brands were included in our portfolio. Water volume sold represented 12.4% and 6.0% in 2000 and 2001, respectively. This decrease was principally due to the transfer of Baesa’s Glaciar and other water businesses in March 2001 to Eco de los Andes.

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

Risks Factors Related to the Current Argentine Economic Crisis

     Recent political and economic instability in Argentina has hindered commercial and financial activities.

     Starting in the fourth quarter of 1998 and until the end of 2002, the Argentine economy went through a recession. During the second half of 2001, Argentina’s recession worsened significantly, precipitating the political and economic crisis described in greater detail below. As a result, Argentina’s gross domestic product decreased by 0.8% in 2000, an estimated 4.4% in 2001, and an estimated 10.9% in 2002, according to the National Institute of Statistics and Census (“INDEC”). The unemployment rate increased from 15.4% in May 2000, to 16.4% in May 2001 and to 18.3% in October 2001. The unemployment rate was 17.8% in October 2002 as published by INDEC.

     After several years of recession and major economic and social crisis, in 2003 and early 2004, the Argentine economy began to stabilize. Gross domestic product grew by 8.7% in 2003 and unemployment rates dropped to 16.3% in March 2004 from a high of 21.5% in May 2002 (Source: INDEC). The dollar/peso exchange rate also improved from P$3.36 per U.S. dollar as of December 31, 2002 to P$2.93 per U.S. dollar as of December 31, 2003. The inflation rate (measured as increases in the consumer price index) for 2003 was 3.7% compared to an inflation rate of 40.9% for 2002.

     While certain economic indicators improved in 2003, the Argentine economy has not recovered to the levels that existed before the beginning of the economic crisis. For example, in 1998 the Gross Domestic Product (“GDP”) per capita was US$8.550 and in 2003 it was US$3.462. The Argentine economy remains fragile and we cannot assure you that it will continue at current levels or that it will continue to experience growth. Economic conditions in Argentina have deteriorated rapidly in the past and they may deteriorate rapidly in the future.

     On April 27, 2003, after a series of presidents and interim presidents, Nestor Kirchner, a former provincial governor, was elected President of Argentina. Since taking office, the Kirchner administration generally has continued the economic policies of Eduardo Duhalde who served as President from January 1, 2002 until Mr. Kirchner’s election. Under Mr. Duhalde’s leadership, the Argentine government undertook a number of far-reaching economic initiatives, many of which remain in place today. These initiatives include (among others):

a.	suspending payments of principal and interest on Argentina’s sovereign debt;

b.	abolishing the prior Argentine law that provided for an Argentine peso/U.S. dollar parity exchange ratio and granting the executive branch of government the power to set the exchange rates between the peso and foreign currencies and to issue foreign exchange regulations;

c.	converting certain U.S. dollar-denominated loans from financial institutions into peso-denominated debts (“pesification”) at a one-to-one exchange rate plus an adjustment for variations in consumer prices (Coeficiente de Estabilización de Referencia or Reference Stabilization Index, “CER”) or in salaries (Coeficiente de Variación Salarial, “CVS”) and converting U.S. dollar denominated bank deposits into peso-denominated bank deposits at an exchange rate of P$1.40 per US$1.00, as adjusted by CER;

d.	converting most U.S. dollar-denominated obligations with non-financial institutions into peso-denominated obligations, at a one-to-one exchange ratio, plus an adjustment by CER or CVS, as the case may be, and an equitable adjustment, in certain cases;

e.	restructuring bank deposits and continuing strict restrictions on bank withdrawals and transfers of funds abroad that were implemented by predecessor administrations;

f.	with limited exceptions, requiring that all foreign currency earned from exports be deposited into Argentine financial institutions; and

g.	amending the charter of Argentina’s Central Bank to permit it to print currency in excess of the amount of the foreign reserves that it holds, make short-term advances to the federal government and provide financial assistance to financial institutions that have liquidity constraints or solvency problems.

     The institution of these measures created great financial uncertainty and virtually paralyzed all commercial and financial activities in Argentina during 2002. In 2003, the government reduced some of these restrictions, including those requiring the Central Bank’s prior authorization for the transfer of funds abroad in order to pay principal and interest on debt obligations. Nevertheless, significant government controls and restrictions remain in place.

     Since the beginning of the economic crisis, Argentina has experienced major political and social unrest. Unemployment rates remain high despite various efforts by the government to increase social aid programs, generate employment opportunities and provide unemployment benefits. In recent years, there have been rapid and radical changes in the Argentine social, political, economic, tax and legal environments and there has not been a clear political consensus on any particular set of economic policies. As a result, the government has adopted numerous far-reaching, and not always consistent, laws and regulations affecting the economy. It is not certain that the Kirchner administration will have the political support necessary to continue its existing policies or whether these policies will be successful.

     The adverse economic and social conditions in Argentina and the Argentine government’s response thereto have had a material adverse effect on our financial condition, results of operations and business. These conditions have resulted in reduced consumer spending which has negatively impacted consumer demand for our products. While demand improved somewhat in 2003 and caused our net sales to be US$622.7 million in 2003, as compared to US$468.6 million in 2002, our net sales for 2003 remained substantially lower than the US$955.1 million realized in 2000 and the US$938.7 million realized in 2001. Continuing economic difficulties, social unrest, lack of broad political consensus and governmental responses to these circumstances may continue to adversely affect us and could impair our financial condition, results of operations and business.

     Argentina’s insolvency and default on its public debt may impair economic recovery.

     On December 23, 2001, Argentine interim President Rodríguez Saá declared a suspension of payments on most of Argentina’s sovereign debt, which totaled approximately US$140.5 billion as of December 31, 2001. President Duhalde ratified this measure on January 2, 2002. In April of 2002, the Argentine government declared the suspension of payments on all of Argentina’s sovereign debt, with very limited exceptions, until December 31, 2002. On March 13, 2003, this suspension of payments was extended until the end of fiscal year 2003. Since December 31, 2003, Argentina has made some limited payments to multilateral agencies and certain other debt holders, but has made no further payments on its defaulted debt.

     Since prior to December 2000, Argentina has been engaged in discussions with the International Monetary Fund (“IMF”) and other multilateral institutions, foreign governments and institutional investors with respect to a series of financial assistance packages. On January 24, 2003, the IMF approved a US$6.6 billion debt rollover for Argentina and agreed to provide a short-term credit line of US$2.9 billion to allow Argentina to repay certain debts to multinational organizations through August 2003.

     An initial disbursement of US$1.0 billion was made on January 28, 2003 under the January 24, 2003 credit line. The IMF also agreed to extend for one year another US$3.7 billion of payments owed to the IMF. The IMF has demanded consistently that Argentina implement a sustainable economic program and, at times, has stated that future advances of funds would be conditioned upon Argentina achieving sufficient progress towards this objective. Through repeated pronouncements, the IMF has indicated that a sustainable economic program should include improving methods of tax collection, forcefully reforming the tax revenue-sharing method between the Argentine government and the provinces and restructuring the foreign indebtedness on which Argentina has defaulted.

     In September 2003, Argentina reached a new agreement with the IMF pursuant to which the IMF agreed to provide, during the period from 2003 to 2006, US$13.3 billion to help Argentina recover from its record debt default of US$140.5 billion in 2002. The agreement organizes funding in a series of installments and contemplates that funds advanced will be used to refinance outstanding liabilities of US$21.1 billion. It also establishes a series of quantitative and qualitative conditions to funding that are to be met by the Argentine government during 2003 and 2004. These conditions include the renegotiation of the public debt that is in default, tax reform, and the adjustment of utility rates, among others. The IMF advanced a first installment of US$300 million in February 2004. After threatening to default on a payment to the IMF of US$3.15 billion that was due to be paid on March 9, 2004 unless the IMF advanced the second installment of US$3.1 billion under the September 2003 agreement, the Argentine government ultimately made the required payment and, on March 23, 2004, the IMF advanced US$3.1 billion to Argentina.

     The Argentine government has made very little progress in restructuring its public debt in default and in meeting other IMF conditions. The IMF has warned that future releases of funds will depend upon successful debt restructuring negotiations between Argentina and foreign creditors. In September 2003, the government announced an offer to repay US$0.25 for every US$1.00 of its outstanding debt. This offer was subsequently rejected by both the IMF and the other creditors. On March 17, 2004, Argentina published a decree providing for the creation of a syndicate of commercial banks to act as dealer managers in connection with an offer to exchange new securities and/or other consideration for the government’s outstanding debt securities as a way to restructure the defaulted debt. Discussions between Argentina and certain of its creditors continue from time to time; however, no agreement has been reached. The government made a new restructuring proposal on June 1, 2004, although we cannot yet predict what reaction the IMF or Argentina’s creditors might have to this proposal. Hence, we do not know whether future advances will be made by the IMF. The future relationship between Argentina and the IMF is uncertain. Many Argentines believe that the reluctance of the IMF to advance funds to Argentina is a cause of their continuing problems. These views, combined with the continuing social and political unrest in Argentina and the inability of the Argentine government to satisfy IMF economic reform requests, suggest that it may not be possible for the government to reach an agreement with its creditors or with the IMF.

     As of May 30, 2004, Argentina’s total gross public debt was approximately US$187 billion. The Argentine government’s default and inability to agree on payment terms with its creditors can be expected to have a significant adverse effect on its ability to implement needed political, social and economic reforms. The absence of these reforms may undermine the private sector’s ability to restore, maintain or increase economic growth and may result in a recession, higher inflation, further unemployment and greater social unrest. As a result, our business, financial condition and results of operations could be materially adversely affected. Argentina’s continuing debt default may adversely affect the ability of private companies, including Quinsa, to obtain debt or equity financing or may adversely affect the cost of such financing.

     The devaluation of the peso creates greater uncertainties as to Argentina’s economic future.

     The Argentine Convertibility Law, which established a fixed exchange rate under which the Central Bank was obliged to sell U.S. dollars at a fixed rate of P$1.00 per US$1.00, was repealed on January 6, 2002. In its place, the Argentine Congress enacted the Public Emergency Law which gives the executive branch the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market. Hence, since the beginning of 2002, there has not been a mandatory parity exchange rate between the U.S. dollar and the Argentine peso. The peso now floats freely, although the Argentine Central Bank performs frequent and significant interventions in the currency market in an effort to manage the dollar/peso exchange rate. Nevertheless, since the devaluation of the peso in 2002, the peso has fluctuated significantly. On June 14, 2004, the peso traded at an exchange rate of P$2.96 per US$1.00, as published by Banco de la Nación Argentina as compared to an exchange rate of P$2.84 per US$1.00 on June 14, 2003 and an exchange rate of P$3.56 per US$1.00 on June 14, 2002.

     The Argentine government’s ability to honor its foreign debt obligations has been materially and adversely affected by the devaluation of the peso, as peso-denominated tax revenues constitute the primary source of its earnings, but most of its financial liabilities are dollar-denominated. The adoption of the austere fiscal measures which would be required to enable Argentina to pay its debt and to balance its budget could lead to further social unrest and political instability.

     In addition, Argentina has found few opportunities to effectively raise capital in the international markets amid sustained lack of investor confidence in Argentina’s ability to make payments due on its sovereign debt and in the Argentine economy generally. The devaluation of the peso and accompanying economic policy measures were intended to redress the effects of unemployment and to stimulate economic growth. While Argentina experienced economic growth in 2003, the country’s future economic stability and growth will depend on the ability of the government to elicit confidence among local and international financial and business communities in the effectiveness and sustainability of its policies. Satisfactory future economic performance will also require the recovery of the banking sector, the stability of the peso at current exchange levels (which, as noted above, have been supported in part by Central Bank interventions in the exchange market), and the absence of significant inflation. Without these changes, several negative outcomes could occur: investments will likely retract while economic activity decreases, unemployment could rise beyond current levels, tax revenues could drop, and the fiscal deficit could widen.

     Recent economic and political instability has placed the Argentine financial system at risk.

     The Argentine economic crisis provoked major withdrawals of deposits from Argentine financial institutions prior to the imposition of restrictions on withdrawals in January 2002. This run on deposits had a material adverse effect on the Argentine financial system as a whole. For the most part, banks suspended the disbursement of new loans and focused on collection activities to be able to pay their depositors. The magnitude of deposit withdrawals and the general unavailability of external or local credit, together with efforts to restructure certain public-sector debt with local holders, a substantial portion of which was placed with banks, created a liquidity crisis that undermined the ability of many Argentine banks to pay their depositors. Although the original restrictions on deposits, known as the “corralito,” are no longer in place, certain new restrictions are still in place today.

     While the corralito and certain other measures partially shielded banks from a further massive withdrawal of deposits, they also led to the paralysis of virtually all commercial and financial activities, significantly diminished spending and greatly increased social unrest. As a result, there has been widespread public repudiation of, and protests against, these financial institutions, which have had a material adverse effect on the Argentine financial system.

     As of the date of this annual report, there are numerous cases pending before the Argentine Supreme Court challenging the constitutionality of several of the measures adopted by the government to protect the financial system. On March 5, 2003, the Argentine Supreme Court held that the Argentine government’s conversion of U.S. dollar-denominated deposits of San Luis province in 2002 was unconstitutional. It remains unclear how far the Argentine Supreme Court and the Argentine government will go in terms of re-dollarizing as well as how a forced re-dollarization might affect the financial system, the Argentine economy, and the Argentine government’s need to issue additional debt. There are also numerous other cases in the Argentine judicial system which challenge the constitutionality of the pesification pursuant to the Public Emergency Law. The Supreme Court’s decision creates uncertainty for the Argentine banking system as a whole, and creates a possible need for the Argentine government to provide additional financial assistance to the banks in the form of U.S. dollar-denominated bonds. This additional financial assistance, in turn, could add to the country’s outstanding debt.

     Argentina’s economic growth and the relative stability of the country’s exchange rate and inflation during 2003 have allowed a gradual accumulation of deposits in Argentine financial institutions and improved the liquidity of the financial system. Nevertheless, during 2003 there was also very little increase in the amount of loans granted by these institutions, which resulted in the decrease of interest rates. Consequently, the Argentine financial system faces serious risks due to lack of profitability and possible insolvency. If the relationship between the credit supply and demand remains weak then the financial institutions’ probability of collapse (as a result of operating with negative margins for an extended period of time) would be high. Under these circumstances, the size of the Argentine financial market and the ability of private companies to obtain financing could be reduced.

     In order to improve the solvency and profitability of banks and to prevent future collapses of the Argentine financial system, the government may have to compensate the financial system for the asymmetric pesification of deposits and loans while at the same time encouraging the increase in the amount of loans by the financial institutions to the private sector. Even a partial collapse of the Argentine banking system would have a material adverse effect on the country’s prospects for economic recovery and political stability as well as a material adverse effect on our company.

     Substantial inflation has occurred and may continue to escalate, which would undermine prospects for economic recovery in Argentina.

     On January 24, 2002, the Argentine government amended the Central Bank’s charter to allow it to (i) print currency in excess of the amount of foreign reserves it holds, (ii) make short-term advances to the federal government to cover its anticipated budget deficits and (iii) provide financial assistance to financial institutions with liquidity constraints or solvency problems. There is considerable concern that if the Central Bank prints currency to finance deficit spending and to improve the liquidity of financial institutions, significant inflation will result. Past history raises serious doubts as to the Argentine government’s ability to maintain a strict monetary policy and control inflation. In the past, inflation materially undermined the Argentine economy and the government’s ability to create conditions that would permit growth.

     According to INDEC, the devaluation of the peso has created pressures on the domestic price system that generated inflation of 40.9% in 2002 and 3.7% in 2003. During 2003 the Wholesale Price Index (“WPI”) exhibited a cumulative increase of 2.0%, compared to 118.0% for 2002. The WPI and the Argentine CPI increased by approximately 1.5% and 1.1%, respectively, in the first quarter of 2004.

     No assurance can be given that the Argentine government’s future policies will efficiently control the value of the peso and it is possible that the peso will be subject to significant fluctuations and depreciation in the future. Although the value of the peso has stabilized in recent months, we cannot assure you that this recovery will endure. If the positive expectations for Argentina’s economic future, as well as the strict fiscal and monetary policies cannot stabilize the value of the peso, an increase in the inflation rate can be expected.

Risk Factors Related to the Effect on Quinsa of the Current Economic Situation in Argentina

     Central Bank restrictions on the transfer of funds outside of Argentina could prevent us from receiving sufficient funds from our Argentine subsidiaries and inhibit the distribution of dividends and payments on our external debt.

     Beginning on December 3, 2001, the Argentine government imposed a significant number of monetary and currency exchange control measures. Even though these actions have been progressively reduced, they include restrictions on the free disposition of funds deposited with banks as well as tight restrictions on transferring funds abroad, including for purposes of paying principal and interest on debt and dividends. Since July 2003, the Central Bank has allowed transfer of funds abroad to prepay principal under financial debts, as long as the prepaid amount does not exceed the present value of the debt, calculated using a discount rate equal to the rate implied in U.S. currency future transactions (180 days) carried out in regulated local markets. Also, unpaid interest may be paid abroad if such payment relates to obligations that were in place during 2002 or is related to a restructuring process. For the period starting on August 18, 2003 and ending on December 31, 2004, the Central Bank has authorized, subject to certain limitations, the acquisition of foreign currency to be held abroad until used to pay down debt. This authorization is subject to certain limitations, including limits on the amounts that can be acquired, which are a function of the total amount of debt restructured as of August 18, 2003, and a time limitation which dictates that the foreign currency must be used to pay debt within 180 days after the currency is acquired. In addition, funds may now be transferred abroad without the Central Bank’s previous authorization in order to pay dividends corresponding to prior periods provided that independent accountants have certified the financial statements for such period. Funds may also be transferred abroad to pay interest and principal on debts on the day of maturity.

     Because we are a holding company, our ability to pay dividends and service any debt obligations depends primarily upon our receipt of sufficient funds from our principal subsidiary, QI(B), which depends in turn on QI(B)’s receipt of sufficient funds from its subsidiaries, principally those in Argentina, Bolivia, Paraguay and Uruguay. There can be no assurance that the Argentine Central Bank will not once again require prior authorization for dividend payments to our foreign shareholders or for principal or interest payments by us to our foreign creditors pursuant to the terms of our existing financial agreements.

     Despite the ongoing economic crisis in our principal market, Argentina, we have been able to continue servicing our debt obligations. There can be no guarantee, however, that we will be able to continue doing so in the future, particularly if the Argentine Central Bank reinstitutes strict restrictions. While we have been able to pay out dividends in the past, we did not pay dividends in 2002. Our Board of Directors recommended that we pay a dividend of US$0.16 per ADS and our shareholders approved this dividend at the annual meeting on June 25, 2004.

     Our results of operations have been, and may continue to be, materially adversely affected by the recent devaluation of the Argentine peso and the macroeconomic conditions currently prevailing in Argentina.

     We realize a substantial portion of our revenues in pesos while our indebtedness is principally denominated in U.S. dollars. Therefore, not only has the devaluation of the peso adversely affected the U.S. dollar value of our earnings, but it has also affected our ability to pay down our dollar-denominated debt except to the extent that we have been able to increase our peso revenues sufficiently to compensate for the devaluation. Any further depreciation of the peso against the U.S. dollar will correspondingly increase the amount of our debt compared to our peso-denominated revenues to the extent that we are unable to increase our peso revenues sufficiently to compensate for the peso devaluation.

     Recessionary conditions in Argentina had a significant impact on our net income in 2001 and 2002. During this period, there was a severe shortage of cash and a lack of liquidity in the financial markets. These factors disrupted Argentina’s primarily cash based system for settling payment obligations, resulted in scarcity of working capital, and contributed to a severe contraction of customary trade credit, all of which in turn brought many commercial activities to a standstill. In addition, the recession coupled with the devaluation of the peso led to a reduction of wages in real terms and of disposable income across all sectors of the Argentine population. The reduction in consumer buying power resulted in lower sales of our products, with a consequent reduction in revenues and cash inflows.

     In 2003, several factors contributed to an improvement in our sales volume and sale prices measured in U.S. dollars and to corresponding improvements in our revenues and cash flows. Among these were Argentine economic growth, a more stable exchange ratio and a lower rate of inflation, coupled with the realization of benefits from our strategic alliance with AmBev that was implemented in January 2003. If economic conditions in Argentina deteriorate, it is likely that our sales, revenues and cash flows will once again be materially adversely affected.

Risk Factors Relating to Other Countries in Which We Operate

     Latin American economic fluctuations affect our results of operations.

     The Argentine economic crisis has had a significant adverse effect on our other primary markets. In particular, Argentina’s existing financial, economic and political crisis, has had an adverse effect on Paraguay and Uruguay and our operations in those countries. As a result of the crisis in Argentina, the governments of these other countries could take action to control inflation and institute other policies involving wage, price and tariff rate controls among other interventionist measures, which may include freezing bank accounts and imposing capital controls. Changes in the policies of these governmental authorities with respect to tariff rates, exchange controls, regulations and taxation could adversely affect our business and financial results, as could inflation, devaluation, social instability and other political, economic or diplomatic developments, including the governments’ response to such circumstances. In addition, we cannot assure you that more restrictive exchange control policies and more significant withholding taxes will not be implemented in the future by other countries in which we operate.

     Our subsidiaries have been negatively affected by currency devaluations and exchange rate fluctuations.

     The 2002 devaluation of the local currencies in Argentina, Bolivia, Paraguay and Uruguay adversely affected our profitability in U.S. dollars. In 2003, the local currencies appreciated relative to the U.S. dollar in Argentina, Chile and Paraguay and we were able to raise nominal prices in Argentina. We cannot assure you that these exchange rates will continue at existing levels or continue to improve; the rates could deteriorate substantially. The local currencies of Bolivia and Uruguay continued to depreciate relative to the U.S. dollar during 2003, although at rates that were either similar to or lower than the rate of inflation. These exchange rates may continue to deteriorate. We cannot assure you that we will be able to increase nominal prices in the future sufficiently to offset the impact of possible devaluation of the local currencies in all of our markets.

     In view of the foregoing, and in light of the current economic environment in Argentina and in the other countries in which we operate, you should recognize that our business, earnings, asset values and prospects have been and may continue to be materially and adversely affected by developments with respect to inflation, interest rates, currency fluctuations, government policies, exchange control regulations, taxation, social instability and other political, economic or diplomatic developments in or affecting our countries of operation and Latin America generally. We have no control over such conditions and developments and can provide no assurance that such conditions and developments will not further adversely affect our operations. See “Item 5. Operating and Financial Review and Prospects—Operating Results.”

Risk Factors Relating to Quinsa

     Our ability to pay dividends and to service our debt obligations depends primarily upon our receipt of sufficient funds from our principal subsidiary.

     Because we are a holding company, our ability to pay dividends and service any debt obligations depends primarily upon our receipt of sufficient funds from our principal subsidiary, QI(B), which depends in turn on QI(B)’s receipt of sufficient funds from its direct and indirect subsidiaries in Argentina, Bolivia, Chile, Paraguay and Uruguay. Beginning on December 3, 2001, the Argentine government imposed a number of monetary and currency exchange control measures that included restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad. While restrictions have been progressively reduced, there can be no assurance that the Central Bank will not once again require its prior authorization for dividend payments to foreign shareholders or for payment of debt obligations. If this were to occur, our ability to receive funds from our Argentine subsidiaries could be inhibited, and this, in turn, would significantly impact our ability to pay dividends and service our debt obligations.

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

     The growth in beer consumption in Argentina, Bolivia, Chile, Paraguay and Uruguay had attracted new market participants over the past years, producing an intensely competitive environment in these markets. The participants in these markets include major local and international concerns with substantial financial resources and particular industrial strengths. Additional economic crises and devaluations in Argentina and in the other countries in which we operate may make it less expensive for international concerns to make investments in these markets. We intend to continue with strategies designed to maintain or improve our competitive position in our markets but we cannot guarantee that these strategies will be successful. Any loss of market share could be permanent. Competition in the beer market may take the form of aggressive price discounting, which could have a negative impact on our results of operations. Apart from competition within each beer market, beer sales also compete against wine and other alcoholic beverage sales and, to a lesser extent, with soft drinks. You should also see “Item 4. Information on the Company—Business Overview—Beer Operations.”

     The carbonated soft drink market and non-carbonated beverage markets are also highly competitive. Competition in these markets could cause us to reduce pricing, increase capital and other expenditures or lose market share, which could have a material adverse effect on our business and financial results. We, through our operating subsidiaries, own the largest PepsiCo® bottling franchise in Argentina and the sole franchise in Uruguay. Our most significant competitors are local Coca-Cola® bottlers and second-tier brands that compete exclusively on a price basis. Our market share in some of our markets has eroded over the past few years. There can be no guarantee that due to the current economic crisis in Argentina and its impact on the other countries in which we operate, consumers, and particularly lower income consumers, will not continue to shift their purchases to lower-cost second-tier brands and away from our subsidiaries’ premium products or force our subsidiaries to reduce the prices that they charge for their products. You should also see “Item 4. Information on the Company—Business Overview—Soft Drink and Water Operations.”

     We purchase significant quantities of commodities and raw materials, the prices of which fluctuate widely.

     We purchase commodities and raw materials for the production of beer and soft drinks. These commodities and raw materials include barley, malt, aluminum cans and PET bottle preforms and, to a lesser extent, corn grits, rice and hops. The prices of these commodities can fluctuate widely and are determined by global supply and demand and other factors over which we have no control. Because we rarely engage in hedging our raw material costs, a policy which may change in the future, any changes in commodity and raw material prices could have a direct and significant impact on our costs.

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

     Our business is controlled by two principal shareholders and as a result, our other shareholders will have little or no influence over shareholder decisions.

     A majority of our Class A shares without par value is owned by Beverage Associates Corp. (“BAC”), a company organized under the laws of the British Virgin Islands. BAC was organized by various individual shareholders who are descendants of the Bemberg family, our founding family. BAC’s principal purpose is to hold a controlling interest in the Class A shares, and as of December 31, 2003 it holds 53.53% of our outstanding voting shares.

     On January 31, 2003, we completed the transactions involved in forming a strategic relationship with AmBev. Pursuant to this alliance, we issued 26,388,914 of our Class B shares to AmBev in exchange for AmBev contributing to Quinsa all the shares of capital stock of AmBev’s subsidiaries which manufacture, market, sell or distribute beer principally in Argentina, Paraguay and Uruguay. AmBev also purchased 230,920,000 Class A shares from BAC. Including certain additional Class B shares purchased by AmBev after February 1, 2003, AmBev owns 38.59% of the total voting rights of Quinsa as of December 31, 2003. In addition, AmBev has an option to acquire from BAC, and BAC has an option to sell to AmBev, the remaining 373,520,000 Class A shares owned by BAC in exchange for newly issued shares of AmBev. These options may be exercised by BAC each year starting in 2003 and by AmBev each year starting in 2009. In April 2004, BAC did not exercise its put option. BAC also has a right to exercise its option to sell upon any change in control of AmBev that takes place prior to April 2005. If any such change in control occurs after April 2005, the 375,520,000 Class A Shares owned by BAC will be exchanged automatically for shares of AmBev.

     Each of AmBev and BAC now have the right to nominate 50% of the Directors constituting our Board of Directors and 50% of the number of Directors of our subsidiaries that Quinsa is entitled to nominate, directly or indirectly, pursuant to corporate documents, relevant agreements or applicable law. In addition, pursuant to an Escrow Agreement dated January 31, 2003 between BAC, AmBev, Quinsa and The Bank of New York, as escrow agent (the “Escrow Agreement”), BAC assigned and transferred 60,000,000 of its Class A shares in escrow to The Bank of New York, as escrow agent and such Class A shares may only be voted upon the instructions of both BAC and AmBev. The Escrow Agreement ensures that the voting rights of BAC and AmBev in Quinsa are equal. Therefore, as equal owners of approximately 93% as of June 24, 2004, of the voting interest of Quinsa, AmBev and BAC together have the power to determine all matters requiring shareholder approval.

     If either AmBev or BAC exercises the option to exchange BAC’s remaining Class A shares for AmBev shares, or if this exchange occurs automatically as a result of a change in control of AmBev, AmBev will have the right to elect all of our Directors and all, or substantially all, of the Directors of our subsidiaries. On March 3, 2004, AmBev announced that it had entered into definitive agreements contemplating a business combination transaction among AmBev, Interbrew and the controlling shareholders of each of these companies (the “Interbrew Transaction”). If completed, the Interbrew Transaction will result in a change in control of AmBev and may result in a change in control of Quinsa. If the Interbrew Transaction is completed before April 2005, BAC will have the right to exchange its Class A Shares for AmBev shares. If the Interbrew Transaction is completed after April 2005, BAC’s Class A Shares will be exchanged automatically for AmBev shares. In either event, AmBev would obtain sole voting control of Quinsa. Even if BAC’s Class A Shares are not exchanged for AmBev Shares, completion of the Interbrew Transaction will result in Interbrew controlling AmBev and thus being able to appoint members of our Board of Directors and to exercise joint control over our company. Upon completion of the Interbrew Transaction, Interbrew will be under the joint control of the persons who currently control AmBev and the persons who currently control Interbrew. AmBev and Interbrew have announced that they expect to complete the Interbrew Transaction during 2004. While BAC and AmBev have had certain discussions relating to a possible exercise by BAC of its exchange rights in connection with the Interbrew Transaction, BAC has not yet made a decision relating to the exercise of these rights. BAC expects to make a decision prior to the closing of the Interbrew Transaction. See “Item 4. Information on the Company—History and Development—Relationship with AmBev” and “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

ITEM 4.  INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT

     Quilmes Industrial (Quinsa), Société Anonyme was established as a separate company incorporated in the Grand-Duchy of Luxembourg (“Luxembourg”) in 1989 when the brewing interests of Enterprises Quilmes, a publicly traded Luxembourg holding company, were spun off from the rest of Enterprises Quilmes’ business interests. We remain a Luxembourg holding company governed by Luxembourg law and we operate through our subsidiaries, principally QI(B), in which we hold an 87.63% interest. All of our operating companies are wholly-owned, majority-owned or controlled subsidiaries of QI(B). The address of our principal executive offices is Teniente General Perón 667, Buenos Aires, Argentina, 1038. Our telephone number is +54 11 4321 2700. Our authorized representative in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.

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

Recent Events

     Debt Restructuring

     An important part of senior management’s efforts during 2003 were aimed at concluding negotiations with all of our bank creditors regarding the restructuring of our debt. Despite the Argentine economic crisis that followed the devaluation of the peso during 2002 and 2003, Quinsa was able to continue to pay interest on its bank debt obligations. We were also able to make certain repayments of principal on this debt. As a result of the Argentine economic crisis during this period, we were not able to remain in compliance with some of the financial covenants in our bank debt. As a result, for 2002 and part of 2003, a substantial part of our bank debt was reclassified as short-term.

     On September 18, 2003, we successfully completed the restructuring of our bank debt (the “Restructuring”). As a result, we moved from a position where approximately 70% of our debt was short-term to our present position where approximately 70% of our debt is long-term. The average life of our debt was extended from less than 1 year to 4.3 years at no incremental cost to us. As most of our financial indebtedness is that of Cervecería y Maltería Quilmes S.A. (“CMQ”), an Argentine subsidiary of our subsidiary QI(B), the Restructuring was accomplished largely through the renegotiation of CMQ debt obligations totaling approximately US$308 million (approximately US$14 million in bonds and US$294 million as bank debt) as of the Restructuring. As a result of these renegotiations, we agreed to pay the banks approximately US$20.3 million in connection with the Restructuring and did so on September 18, 2003. We also agreed to subordinate certain of our debt to the debt provided by the banks. In exchange, the banks agreed to extend the maturities of the remaining US$232.6 million of their loans so that portions of the loans will become due in May and November of each year from May 2004 through May 2009 and to modify the financial covenants in our bank debt. The average cost of our rescheduled debt is approximately 4.3% above LIBOR, an amount not significantly different from the cost of our bank debt prior to the Restructuring.

     In addition to requiring scheduled payments of principal totaling approximately US$24 million for each of 2004 and 2005, our new bank agreements require us to make certain mandatory prepayments of the loans. We are required to apply all or a portion of the proceeds of certain permitted sales of assets to prepay the bank loans. The percentage of the proceeds that we must pay to the banks depends upon a number of factors including the nature of the sale and our leverage ratio at the time of the sale. We are also required to use a portion of any excess cash flow over US$1 million to repay the bank loans. Excess cash flow is defined by the Restructuring Agreements to be the cash flow generated during any calendar year in excess of the cash flow projected to be generated for that same year in the bank agreements. On February 27, 2004, we repaid approximately US$40.3 million of debt out of excess cash flow. As a result of both scheduled and mandatory repayments from excess cash flow, as of June 24, 2004, our outstanding senior bank debt was approximately US$181 million, representing a reduction of approximately 28% from the level of our senior debt immediately before the Restructuring.

     Our new bank agreements contain customary restrictive covenants for CMQ including covenants limiting liens on its assets, investments in other persons, sales of assets, incurrence of senior debt, capital expenditures, dividends and repurchases of stock. The agreements also require CMQ to maintain certain maximum leverage ratios and certain minimum levels of net worth. As of the date of this Annual Report, we are in compliance with the financial covenants of our bank debt. While we believe that we should be able to comply with these covenants under present circumstances, we cannot be certain that continued compliance would be possible if the situation in Argentina were to deteriorate. We are allowed to voluntarily prepay our bank debt at any time, subject to certain minimum repayment amounts and subject to a requirement to pay all of our bank lenders on a pro rata basis.

     Stock Repurchases

     During 2003, on the basis of a prior authorization by the general meeting of shareholders, our Board of Directors authorized, and we implemented, several stock repurchase programs. Under these programs in 2003, we purchased 2,811,078 Class A shares and 5,048,200 Class B shares at an average price per share of US$0.75 per Class A share and US$7.82 per Class B share. The purchases were made in open market purchase transactions.

     On March 26, 2004, our Board approved another series of repurchases. Specifically the Board authorized us to purchase shares for an additional aggregate dollar amount of up to US$50 million. During the period from January 1, 2004 to June 24, 2004 we purchased 2,342,217 Class A shares and 3,590,522 Class B shares, having an aggregate purchase price of US$34.6 million and an average price per share of US$0.96 per Class A shares and US$9.11 per Class B shares.

     Our Board may decide at any time to make additional repurchases of our stock pursuant to an authorized repurchase program, a tender offer or otherwise and/or decide to stop making repurchases altogether.

     Relationship with AmBev

     On January 31, 2003, we completed the transactions related to the formation of our strategic relationship with AmBev, which we announced on May 1, 2002. AmBev is a holding company whose subsidiaries produce, distribute and sell beer, soft drinks and other non-alcoholic and non-carbonated beverages primarily in Brazil, but also in Argentina, Venezuela, Uruguay and Paraguay. Pursuant to this alliance, we have integrated our own operations in Argentina, Paraguay and Uruguay with those of AmBev. Throughout this annual report, we refer to the markets of Argentina, Paraguay, Uruguay, Bolivia and Chile as the “southern cone markets.”

     We formed our alliance with AmBev through a series of transactions. AmBev contributed to Quinsa all of the shares of capital stock of its subsidiaries which manufacture, market, sell or distribute beer principally in Argentina, Paraguay and Uruguay in exchange for 26,388,914 Class B Shares. AmBev purchased from BAC, our primary shareholder, 230,920,000 Class A Shares for US$346.38 million in cash. Following the closing of the alliance transactions, AmBev purchased an additional 12,000,000 Class B Shares. As a result, as of December 31, 2003, AmBev owns approximately 38.59% of the total voting rights in Quinsa. As part of our alliance, BAC assigned and transferred to an escrow agent 60,000,000 of its Class A Shares. The Escrow Agreement provides that the escrow agent may only vote these shares upon receipt of joint instructions of both BAC and AmBev. This escrow arrangement effectively causes BAC and AmBev to hold approximately 93% as of June 24, 2004, of the voting rights in Quinsa, with BAC having sole control over 53.99% of the voting rights, AmBev having sole control over 38.93% and BAC and AmBev sharing control over 93%.

     Exchange Rights. BAC has a put option that is exercisable in April of every year starting in 2003 and that gives BAC the right to exchange its remaining 373,520,000 Class A Shares for newly issued common and preferred shares of AmBev (the “Exchange”). AmBev also has a call option that is exercisable in April of every year starting in 2009 and that gives AmBev the right to require that BAC exchange its remaining Class A Shares for the AmBev common and preferred shares. Except as described under “—Change in Control” below, pursuant to the Exchange, BAC will receive a number of AmBev shares determined by reference to a formula that compares the value of a Quinsa share to the value of an AmBev share. Also, except as described under “—Change in Control” below, BAC will (1) receive approximately 60% of its interest in AmBev in the form of AmBev Preferred Shares and approximately 40% of its interest in AmBev Common Shares and (2) will receive the AmBev shares in two installments with 75% of the number of AmBev shares to which BAC is entitled (computed based on the relative values of the two companies for periods prior the Exchange) being delivered in the year of the Exchange and the remainder of the AmBev shares (computed based on the relative values of the two companies for periods that include the year following the year of the Exchange) being delivered one year later. The Quinsa shares held under the Escrow Agreement will be included in the Exchange, with the escrow agent delivering the escrow shares to AmBev and AmBev delivering the corresponding AmBev shares to BAC.

     Change in Control. Our alliance agreements with AmBev contain certain provisions that apply if there is a change in control of AmBev. If a change of control occurs before April 2005, BAC has a right to accelerate the Exchange so that the Exchange happens at or about the time of the change of control. If the change of control happens during or after April 2005, the Exchange will be done automatically at that time. If the Exchange occurs in connection with a change of control, BAC will receive all of its AmBev shares at the time of the Exchange rather than in two installments. Our agreements also provide that, if the Exchange occurs as a result of, or after, a change in control of AmBev, and if either or both classes of AmBev’s shares are not listed and traded on a national securities exchange at the time of the Exchange, instead of delivering to BAC that class or classes of shares, AmBev must give BAC the type and amount of securities, cash or other consideration that BAC would have received if BAC had been the holder of the AmBev shares at the time of the change of control.

     Interbrew Transaction. On March 3, 2004, AmBev and its controlling shareholders (such shareholders, collectively, the “AmBev Shareholders”) entered into a series of agreements with Interbrew and its controlling shareholders (such shareholders, collectively, the “Interbrew Shareholders”) contemplating a business combination transaction that includes a change in control of AmBev. Pursuant to these agreements, the AmBev Shareholders will contribute to Interbrew the stock of a holding company (“Tinsel Lux”) formed to hold all of their AmBev shares, in exchange for Interbrew shares. In addition, Labatt Brewing Company Limited, a subsidiary of Interbrew (“Labatt”) will merge with a subsidiary of AmBev. The merger will result in AmBev owning Labatt and in Interbrew receiving additional AmBev shares. As a result of these transactions, Interbrew will control AmBev and, therefore, will control the Quinsa shares held by AmBev and all of AmBev’s decisions under our alliance agreements. These shareholders have agreed that these Interbrew shares will be held through a holding company and the holding company will be controlled jointly by the AmBev Shareholders and the Interbrew Shareholders. The agreement between these shareholders also provides that four members of the Interbrew Board (which will consist of between twelve and fourteen persons) will be appointed by the AmBev Shareholders and that four other members will be appointed by the fourteen Interbrew Shareholders. The remaining Directors will be persons who are not affiliates of these shareholders.

     This board representation structure, together with other contractual provisions relating to required quorums and the level of votes required to take various actions, will give the AmBev Shareholders and the Interbrew Shareholders substantial influence over Interbrew and over the appointment of Interbrew’s Directors, its subsidiaries and affiliates, including AmBev and Quinsa. We cannot predict how a change of control of AmBev, if consummated, will affect AmBev’s selection of Directors for the Quinsa board or the decisions of such Directors.

     BAC has not yet determined whether to accelerate the Exchange as a result of the AmBev change of control. If BAC accelerates the Exchange, AmBev will have sole direct control of Quinsa, Interbrew will control AmBev and the AmBev Shareholders and the Interbrew Shareholders will jointly control Interbrew. Upon the Exchange, AmBev will have the right to appoint all of the members of our Board of Directors. AmBev has stated that it expects to complete the Interbrew Transaction during the third quarter of 2004. BAC will make a decision with respect to accelerating the Exchange prior to the closing of the Interbrew Transaction.

     Restrictions on Transfer of Quinsa Shares. BAC has agreed not to transfer or encumber or permit to be transferred, in any way, any of the remaining Quinsa Class A shares held by BAC other than to its affiliates, family members, AmBev or AmBev’s designee.

     Quinsa Shareholders Agreement. As part of our alliance with AmBev, on January 31, 2003 we entered into a Shareholders Agreement with AmBev and BAC to govern certain matters relating to the voting, transfer and issuance of Quinsa shares (the “Quinsa Shareholders Agreement”). Under the Quinsa Shareholders Agreement, Quinsa has agreed that if it at any time proposes to effect a capital increase through the issuance of shares or rights of any class or series, BAC and AmBev will have the right to subscribe for their proportionate percentage of such shares or rights. The Quinsa Shareholders Agreement also provides for certain significant restrictions on BAC and AmBev regarding the acquisition, disposition or transfer of, or the encumbrance on any Quinsa Class A or Class B shares, other than in accordance with the terms of the agreements related to the alliance between Quinsa and AmBev. AmBev further agreed not to acquire any equity or other ownership interest in, or any substantial assets of, any business involving the manufacture, marketing, sale or distribution of beverages for a period of ten years, in Argentina, Paraguay, Uruguay, or Bolivia, other than through Quinsa or its subsidiaries. In addition, until the consummation of the Exchange, AmBev may not acquire any equity or other ownership interest in, or any substantial assets of, any business involving the manufacture, marketing, sale or distribution of beverages in Peru or Chile, without first offering to Quinsa the opportunity to make such acquisition; provided that in the case of Peru, AmBev has the option to either (i) contribute to Quinsa 50% of the cash consideration agreed to be paid for such assets or business in exchange for Class B shares, or (ii) acquire 50% of such assets or business directly, with the remaining 50% acquired by Quinsa. It must be pointed out, however, that since the execution of the Quinsa Shareholder Agreement, BAC resigned its rights to invest in Peru. The Quinsa Shareholders Agreement also contains important provisions relating to Quinsa shareholder voting rights, the appointment of Quinsa Directors and the voting and veto rights of these Directors. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders” for a discussion of the voting rights and veto rights described in the Quinsa Shareholders Agreement.

     License and Distribution Agreements. As part of our alliance with AmBev, we entered into a license agreement with AmBev (the “License Agreement”). Pursuant to the License Agreement, AmBev granted Quinsa and its subsidiaries a perpetual, royalty free license to manufacture, market, sell and distribute AmBev beer brands in Argentina, Chile, Uruguay, Paraguay and Bolivia. Quinsa and AmBev also entered into a distribution agreement (the “Distribution Agreement”) pursuant to which AmBev may distribute certain Quinsa beer brands in Brazil.

     Approval of the Argentine Antitrust Authorities; Action by CCU. One of the conditions to closing the transactions contemplated by the share exchange agreement (“Share Exchange Agreement”) was the receipt of approval of the Argentine antitrust authorities of such transactions. On January 13, 2003, the Argentine antitrust authorities approved the transactions subject to certain conditions as described below.

a.	Within 12 months of January 13, 2003, AmBev and Quinsa must transfer ownership of the following assets:

1.	to an independent, experienced, financially sound, third party with no current production in Argentina –

i.	the Bieckert and Palermo brands and recipes;

ii.	the license for production of the Heineken brand (the “Heineken License”); however, we received a notice from Heineken terminating the Heineken License, as of June 17, 2003. As a result, we were required to transfer the Imperial brand instead;

iii.	at the option of the purchaser, the Norte brand. If an agreement cannot be reached on price, an internationally recognized investment bank appointed by Quinsa and AmBev shall establish the price; and

iv.	the brewery located in Luján, Buenos Aires, that produced the Brahma brand and now produces Brahma, Palermo and Bieckert;

2.	to a third party, not related to the purchaser of the assets described above and also not currently producing beer in Argentina –

i.	our malt production facility, adjacent to the former Bieckert brewery located in Llavallol, Buenos Aires. Alternatively, AmBev and Quinsa can agree to allow such third party to operate the facility for 10 years.

b.	By the end of the required twelve month period, AmBev and Quinsa must:

1.	allow the purchaser access to Quinsa’s distribution network for a period of 7 years;

2.	refrain from forcing or inducing their clients to purchase products other than beer from them; and

3.	at the option of the purchaser, AmBev and Quinsa must commit to produce the Bieckert, Palermo, and Imperial brands of beer for the purchaser for a period of two years.

     Due to legal proceedings instituted by one of our competitors, Compañía Cervecerías Unidas S.A. (“CCU”), the deadline for compliance with these conditions has been suspended. In April 2003, CCU contested the conditions imposed by the Argentine antitrust authorities by filing a claim in the Federal Court of Appeals in Argentina seeking to enjoin our sale of these brands because CCU believes it should be entitled to bid for them. CCU is currently barred from bidding on such brands because it has operations in Argentina, and therefore does not qualify as a foreign purchaser pursuant to the Argentine antitrust authority’s stipulations. CCU’s claim tolled the time period in which we are required to sell our brands.

     Although CCU’s claim was rejected by the Federal Court of Appeals, CCU has appealed to the Argentine Supreme Court for review of the Federal Court of Appeals’ decision. Until a final decision is reached, the twelve month time period in which we were required to comply with the antitrust conditions will remain suspended. At this point in time, it is not possible for us to determine when this process will be resumed. In the meantime, we continue to produce and sell the brands involved. We cannot predict when CCU’s claim finally will be determined or what the outcome of the equal proceedings might be or what response the Argentine antitrust authorities might have to the outcome.

     Settlement with Heineken. In June 2002, we received a notice from the International Chamber of Commerce (the “ICC”) stating that Heineken, which, at that time, owned 15% of our principal subsidiary QI(B), had begun an arbitration proceeding against Quinsa and BAC relating to our AmBev alliance. On January 13, 2003, Heineken, Quinsa and BAC and certain of their respective affiliates entered into a memorandum of agreement whereby Heineken and Quinsa agreed to terminate the arbitration proceeding before the ICC and released all claims against each other arising in connection with the AmBev alliance (“Memorandum of Agreement”). Heineken and BAC also released all claims against each other. The Memorandum of Agreement provided, among other things, for the purchase of shares of QI(B) then held by Heineken, and AmBev purchased approximately 58% of such QI(B) shares while BAC purchased the remaining 42%. The aggregate purchase price for all of Heineken’s QI(B) shares was US$102.7 million in cash. Just prior to this purchase Quinsa declared and paid US$26.5 million in dividends, 15% of which was paid to Heineken. As a result of the settlement, the shareholder agreement between QI(B), Heineken and Quinsa, and the technical assistance agreements between Heineken and QI(B) or its operating companies were terminated (“Technical Assistance Agreements”). In addition, Heineken was granted the option to terminate the Heineken License pursuant to which we have produced, sold and distributed Heineken beer. Heineken terminated this license as of June 17, 2003. See “—Material Licenses and Contracts—Relationship with Heineken.”

     At the time of the Heineken settlement, AmBev, BAC and Quinsa entered into an agreement that gives Quinsa the right to purchase the QI(B) shares held by AmBev and BAC for cash at fair market value if and when Quinsa’s

Board of Directors decides to exercise such right. BAC and AmBev further agreed to cause all members of the Quinsa board nominated by BAC or AmBev, respectively, to consider the exercise of the call option in good faith and cause each such member not to unreasonably withhold its approval of the exercise of the call option.

     Consolidation of Our Bolivian Subsidiaries

     In May 2003, we completed the previously announced consolidation of our ownership interests in our Bolivian breweries. As a result of this consolidation, all of our Bolivian breweries are owned by CBN and we, through Incesa, indirectly own a 79.98% interest in CBN.

     Merger of EDISA – Coroplas – CMQ

     In April 2003, the shareholders of CMQ, EDISA and Coroplas (a wholly-owned subsidiary of CMQ) approved the merger of the three companies into CMQ, effective January 1, 2003. As a consequence of this, at December 31, 2003, Quinsa held an indirect interest of 99.69% in CMQ.

     Merger of La Luisiana – Salus – FNC

     In September 2003, QI(B) acquired an additional 36.82% equity stake in FNC for a total amount of US$7.7 million. Thereafter, in November 2003, after carrying out pertinent legal formalities, FNC and La Luisiana, the Uruguayan subsidiary contributed by AmBev, executed a merger agreement whereby FNC absorbed La Luisiana, which was dissolved without being liquidated.

     In February 2004, the Boards of Directors of FNC and Salus executed a spin-off/merger agreement, which was subsequently approved by the extraordinary meeting of shareholders (“Extraordinary Meeting of Shareholders”) held on the same month. This operation resulted in the spin-off of the beer business (including soft drink, malt and cider) and water business and the subsequent addition to FNC of Salus’ spun-off beer business.

     Merger of CCBP – Cervepar

     The process of merging CCBP, the Paraguayan subsidiary contributed by AmBev, and Cervepar commenced during the second quarter of 2003, and the merger was approved at each of their shareholders meetings, held on August 8 and August 7, 2003, respectively. Final approval of the merger was granted by the Paraguayan regulatory authorities once a final merger agreement was filed on December 18, 2003. As a result of this corporate reorganization, as of December 31, 2003, Quinsa held an indirect 85.80% interest in Cervepar.

     Capital Expenditures

     For a discussion of our principal capital expenditures currently in progress and for the last three fiscal years, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

BUSINESS OVERVIEW

Overview

     We produce beer in Argentina, Paraguay, Uruguay, Bolivia and Chile and produce, to a lesser extent, soft drinks and mineral water in Argentina and Uruguay. In 2003, our business benefited significantly from the improvement in the economic environment in the southern cone countries and from the implementation of our alliance with AmBev. For discussion of the impact of this environment on our business, see “Item 5. Operating and Financial Review and Prospects—Operating Results.” During this period, however, we faced three interrelated business challenges: (1) the full absorption of AmBev’s business in Argentina, Paraguay and Uruguay, (2) the restructuring along functional lines of management and reporting systems across all markets and (3) the completion of the full merger of beer and soft drinks businesses in Argentina.

     Our alliance with AmBev

     In 2003, our business benefited substantially from the implementation of our alliance with AmBev. Our alliance allowed us both to increase revenues, or realize revenue synergies and to decrease operating costs, or realize cost synergies. We were also able to realize synergies from changes in our sales and distribution network. The revenue synergies resulted primarily from the simplification of the competitive environments in Argentina, Paraguay and Uruguay which allowed us to increase our market shares in these regions to 80%, 94% and 98%, respectively. In addition to achieving these market share improvements in 2003 we were able to increase prices by more than 20% in real terms, relative to inflation.

     Our revenue synergies also resulted from reconfiguring the composition of our brand portfolio, repositioning the price of certain brands, reevaluating the relative portions of the final retail price of our products that are captured by each participant in our production, distribution and sales chain, restrictions in margins for distributors and retailers, and the elimination of discounts and promotions not targeted to customers.

     Our cost synergies included savings associated with the consolidation of the finance, information and technology and administrative functions of our business and that of AmBev’s southern cone assets. We also completed a complex reorganization of warehouses, logistics, and transportation operations, achieved a reduction in the cost of raw materials, and introduced the capability to produce the Brahma brand at any of the breweries in Argentina and Paraguay. Our integration with AmBev in Paraguay and Uruguay also included the closing of breweries and warehouses, reductions in the cost of labor and combining the distribution systems of both companies.

     Also during the second half of the year 2003, our sales and distribution systems underwent significant and complex changes. We implemented initiatives in Argentina to rationalize more than 200 distributors for the Brahma brand, to incorporate AmBev’s volume sales to the Quilmes network, to expand our direct sales operations and to redefine distributors’ geographical areas. We were able to implement these changes without losing market share in Argentina as a result of our alliance with AmBev.

     Future benefits derived from the AmBev transaction. Our revenue and cost synergies were implemented between the second and fourth quarters of year 2003. We expect that these synergies will continue to have a positive impact in the year 2004. Having focused on the implementation of synergies in 2003, we began and continue to work on the identification of best practices and processes at Quinsa and AmBev. We have finished a benchmarking process in the Industrial and Procurement areas. Narrowing of the gaps identified from the identification of best practices has already been included as a specific objective to be achieved throughout our three-year business plan. Similar processes will be conducted in the future for the Sales and Distribution areas, as well as for Finance, Administration and Information Technology.

     Centralization of management

     During 2003, we caused administrative software used by Quinsa, and that used by AmBev’s former subsidiaries in Argentina, Paraguay and Uruguay to become fully compatible so that we could absorb the latter’s operations in these markets without increasing headcount.

     During 2003, we also centralized all accounting, administrative, human resources and finance functions in Argentina for our Chilean and Uruguayan businesses. We expect to complete this centralization in Paraguay before the end of 2004 and we expect that centralization in Bolivia will follow shortly thereafter.

     Overall, our administrative costs were reduced from 9.2% of net sales in 2002, to 6.2% of net sales in 2003. We expect to achieve further improvements once we complete the centralization of administrative functions in Paraguay and Bolivia.

     The merging of our beer and soft drink operations

     Prior to our relationship with AmBev, our soft drink and beer operations had not been fully merged. We subsequently changed our operations so that beer and soft drinks are now two divisions of the same business which share the same warehousing, distribution and all other aspects of the business. In addition, we have now redefined our sales force. Because our Argentine soft drink operation had a large number of stock keeping units

(“SKUs”), it had been impractical to sell all of Quinsa’s portfolio through one unified sales force. This problem was alleviated by the absorption of a third sales force, that of Brahma Argentina, which allowed us to combine three separate sale forces into two. Currently, we have the Quilmes brand, the Gatorade portfolio, the Eco de los Andes brand and certain specialty beers with one sales force and the PepsiCo carbonated soft drinks, the Brahma, Palermo and Bieckert brands, and the Glaciar and Nestle Pureza Vital bottled waters with the other. These changes allow for a balanced portfolio in terms of volume and market positioning.

     As a result of this merger, we have been able to implement a different cost structure which in turn is largely responsible for the turnaround experienced by our soft drinks business. Our strategy to increase profitability for the soft drinks business was based on an extremely low cost structure and a greater flexibility from PepsiCo to develop advertising and marketing actions tailored to local consumers. Brand repositioning has also enabled us to close the price gap as compared to the market leader. When we acquired the PepsiCo franchise in 1999, the margin gap versus the market leader’s largest bottler was approximately 15 points. Today it has been narrowed substantially to less than 4 points, as we compensated for our lower critical mass in the soft drinks industry with a different cost structure, the result of merging beer and soft drinks and of brand repositioning.

     Beer Operations

     Based on our internal estimates, we are the largest beer producer both in Argentina and in the combined southern cone markets. In 2003, according to internal estimates, our breweries enjoyed leading market shares of approximately 80.0% in Argentina, 94.3% in Paraguay, 98.5% in Uruguay, 97.3% in Bolivia and 10% in Chile. On January 31, 2003, we completed the formation of a strategic relationship with AmBev, the largest brewer in Brazil and in South America, involving the integration of our respective operations in the southern cone markets. Pursuant to this alliance, we have begun to manufacture, market, sell and distribute the AmBev beer brands in the southern cone markets under a perpetual royalty-free exclusive license, and AmBev may distribute some of our beer brands in Brazil, which would provide us access to AmBev’s extensive distribution network in that country. See “—History and Development—Recent Events—Relationship with AmBev.”

     Our 2003 consolidated net sales totaled US$622.7 million, of which US$469.2 million, or 75.3%, was attributable to sales of beer, and out of which US$267.4 million, or 42.9%, was attributable to beer sales in Argentina. Based on internal estimates, our sales accounted for 67% of the 21.2 million hectoliters of beer sold in the combined southern cone markets. As of December 2003, we had a total brewing capacity of 23.4 million hectoliters. Until January 13, 2003, Heineken, one of the largest beer producers in the world, held a 15% equity interest in QI(B). In connection with this relationship, Heineken provided us with technical advice regarding our brewing facilities and beer products and granted us the Heineken License, pursuant to which we manufactured, sold and distributed Heineken beer in the southern cone markets. In January of 2003, Heineken sold its interest in QI(B) to BAC for cash as part of a Memorandum of Agreement between Quinsa, BAC and Heineken. Subsequently, we received a notification from Heineken terminating the Heineken License. See “—History and Development—Recent Events—Relationship with Ambev—Settlement with Heineken.”

     Points of Sale. Our beer products are sold to more than 466,000 points of sale throughout the southern cone markets. The number of points of sale covered by us in each country of operation varies widely from more than 311,000 in Argentina to 52,000 in Bolivia, 13,000 in Chile, 48,000 in Paraguay and over 42,000 in Uruguay. The on-premise consumption segment comprises restaurants and bars, while in the off-premise segment, we distinguish between supermarkets on the one hand, and primarily convenience stores, medium size grocery stores and kiosks on the other. The on-premise segment accounts for a smaller percentage of total beer sales in the southern cone markets. For Argentina, Chile, Paraguay and Uruguay, our sales in the on-premise segment were 18%, 14%, 26% and 31%, respectively in 2003. The Bolivian market is different; we sell 56% of our volume in the on-premise segment. Sales of beer in supermarkets, a less significant sales channel compared to other more developed markets, accounted for 30.0% of our sales in Chile, 7.0% of our sales in Argentina, 7.0% of our sales in Uruguay, approximately 1.0% of our sales in Paraguay and less than 1.0% of our total sales in Bolivia in 2003.

     Terms of Sale. Even though the Argentine economic scenario improved in 2003, we continued to focus on reducing our working capital and maximizing cash generation. We succeeded in negotiating new credit terms with most of our clients, particularly those in Argentina, and especially with supermarkets. Our average receivables measured in terms of days of sales declined from 21 days in 2002 to 13 days in 2003. The terms of the credit extended, including the length of credit, often depend on competitive factors and the strategic importance of the particular outlet.

     Indirect Sales. The large majority of our beer sales are indirect sales conducted through independent distributors, except for in Chile where direct sales account for a much larger percentage of our total market sales. Distributors vary in size from small operations with a handful of employees to larger, established companies. The number of points of distribution within an area is determined by taking into consideration, among other things, market needs, number of points of sale to be covered, geographic features and the availability of communication systems.

     Normally, arrangements with the distributors in each of our countries of operation are based on a standard contract that requires the distributor to carry our products exclusively and grants it exclusive rights to sell those products within a defined area to retailers. The contract may also prohibit the distributor from selling to wholesalers and supermarkets to which we reserve the right to sell products directly. The distributors return empty bottles and crates to our plants or distribution centers and collect full ones. When dealing with distributors, the only transportation cost we pay is the cost of transporting beer from our plants to our distribution centers, although it is very common for our distributors to collect our bottles and crates at our plants.

     Direct Sales. In Argentina, we contract a transportation service for direct distribution of our beer to large supermarket chains and to over 57,000 retailers. In Bolivia, we distribute our products using our own sales force, which accounts for approximately 13% of total volume sold and covers 7,500 points of sale. In Chile, our sales are primarily executed by means of a contracted transportation service that delivers our beer products to supermarkets and other retailers. In Paraguay, direct sales are conducted exclusively on a pre-sell system covering more than 21,000 points of sale, 72% of which are in the capital city of Asunción. In Uruguay, our direct sales amount to 34% of total beer sales and cover 9,700 points of sale including wholesalers and supermarkets. In each of the countries in which we operate, our direct sales are delivered within 24 hours from the time an order is placed.

     Sales Force. In each of our countries of operation, we maintain sales forces whose responsibilities are divided largely by geographic area or channel of distribution. In addition to selling our products, our sales forces monitor the performance of our products in several different ways such as: making daily evaluations of sales by brand and presentation, completing monthly reports on sales by distributor and major retailer, and maintaining registers of actual and potential points of sale. The sales forces also oversee the merchandising of our products, maintain frequent customer contact, supervise the turnover of customers’ stock of our beverages and monitor the prices charged to consumers.

     Distribution. We deliver our beer products in each of our countries of operation through a system of breweries, distribution centers and warehouses. We believe that the extensive and strong distribution systems in each of our countries of operation have enhanced the profile and penetration of our well-recognized brands. In addition, in connection with our strategic relationship with AmBev, we entered into a License Agreement with AmBev in January 2003 which grants Quinsa and its subsidiaries a perpetual, royalty-free, exclusive license to use the AmBev beer brands in connection with the manufacture, marketing, sale and distribution of beer in the southern cone markets. During the second half of 2003, our sales and distribution systems underwent enormous changes in Argentina including the rationalization of more than 100 distributors for the Brahma brand, the incorporation of AmBev’s volume sales to the Quilmes network, the expansion of our direct sales operations and the redefinition of distributors’ geographical areas. While our business experienced upheaval on the commercial front, all of these changes were implemented at no loss of market share.

     Our integration with AmBev in Paraguay and Uruguay has also been successful. It included the closing of breweries and warehouses, reductions in the cost of labor and combining the distribution systems of both companies.

     Future Growth in the Southern Cone Markets. As the following table demonstrates, per capita beer consumption in each of our countries of operation remains lower than that in many other countries. We therefore believe that there is ample room for growth in consumption of beer in all of our markets.

Per Capita Beer Consumption for 2002

Country	Liters per Capita – 2002
USA	83
Spain	77
Canada	68
Venezuela	70
Mexico	50
Brazil	49
Paraguay*	33
Argentina*	31
Chile*	25
Uruguay*	17
Peru	23
Bolivia*	19

Sources: Canadean Beer Service, The Global Beer Report, October 2003 Edition.

*	Indicates country in which Quinsa operates.

     The following table demonstrates per capita beer consumption in each of our countries of operation based on internal management estimates.

Per Capita Beer Consumption for 2003

Country	Liters per Capita – 2003
Paraguay	33
Argentina	35
Chile	27
Uruguay	14
Bolivia	22

     In addition, compared with the countries of Western Europe and North America, the demographics in our countries of operation indicate relatively faster growth in the drinking age population. We believe that we are well placed to promote and participate in any growth in the region’s beer consumption given what we believe to be our:

a.	leadership position in the southern cone markets;

b.	strong and diversified product portfolio;

c.	marketing and distribution capabilities;

d.	significant market share position; and

e.	technologically advanced breweries.

     Soft Drink and Water Operations

     Our sales of soft drinks in Argentina and Uruguay began in December 1999 with the acquisition of Baesa, the largest PepsiCo® bottler in Argentina and the sole PepsiCo® bottler in Uruguay. We subsequently acquired a 99.21% interest in EDISA, the second largest PepsiCo® producer and bottler in Argentina. CMQ now owns exclusive rights to produce, sell and distribute PepsiCo® soft drink products, including Pepsi Cola®, Pepsi Cola Light®, Pepsi Twist®, Pepsi Twist Light®, Seven-Up®, Seven-Up Light®, Mirinda®, Paso de los Toros®, Paso de los Toros Light®, Kasfruit Juice®, Teem®, Tropicana® and Gatorade®. In December 2001, we introduced ready-to-drink Tropicana and started manufacturing and distributing Gatorade nationwide, so that we now distribute the three lines of PepsiCo beverages. During 2002, we launched Pepsi Twist, and introduced the Gatorade Fierce line of products. Based on management estimates, we currently control more than 88% of the production and sale of PepsiCo® carbonated soft drinks in Argentina and 100% in Uruguay.

     Our mineral water business in Argentina is currently conducted through our 48.82% minority participation in Eco de los Andes, a joint venture that we formed in 1999 as a result of our strategic alliance with Perrier Vittel. Eco de los Andes produces and provides marketing services for the Eco de los Andes, Glaciar and Nestle Pureza Vital brands which we distribute and sell.

BEER OPERATIONS BY COUNTRY

Argentina

     With a population of approximately 37 million, Argentina is our largest and most important market for beer, and we are the largest beer producer in the country, according to Nielsen Argentina. We operate five breweries (including the brewery contributed by AmBev), a bottling facility in Tucumán and a nationwide distribution system for our beer products which we sell under ten different brands. We also own two malting facilities in the province of Buenos Aires. Our beer, malt and hops operations in Argentina were conducted through CMQ, Cervecería del Río Paraná S.A., Cuyo y Norte Argentino S.A., Patagonia Hops S.A., Malsaf and Bieckert until most of these companies were merged into CMQ, although CMQ subsequently sold its 100% interest in Malsaf in September 2001. We conduct crown bottle top production operations through the former Coroplás S.A., which was merged into CMQ in July 2003. As of December 2003, we own, through QI(B), a 99.69% ownership interest in CMQ. See Note 3 to the Consolidated Financial Statements.

     From 1998 until 2002, per capita consumption of beer decreased approximately 6% in Argentina due to recessionary conditions. Since the beginning of 2003, however, we have seen a positive trend in beer consumption, with an increase in per capita consumption of almost 6% to 35 liters per capita according to management estimates. The table below shows the total hectoliters of beer consumed in Argentina in each of 2001 through 2003:

Beer Consumption in Argentina

Hectoliters
in Thousands
2001	12,170
2002	12,141
2003	12,956

Source:	Management estimates based on published reports from three of the four local beer producers (for 2003 they are based on published reports from two of the three local producers, since AmBev and Quinsa are no longer independent companies).

Note:	Includes both domestically brewed and imported beer.

     According to Nielsen Argentina, on-premise consumption declined from 21.8% in 1999 to 18.0% in 2003. This decline reflects the changes that occurred in consumer behavior as a result of the difficult economic circumstances existing in Argentina. Total sales of beer in supermarkets accounted for approximately 10% of total beer sales in Argentina, according to management estimates.

     Sales

     We cover over 311,000 points of sale in Argentina. Approximately 18% of our sales were to the on-premise segment and sales of our beer in the off-premise channels (excluding supermarkets) accounted for approximately 75% of our total sales. As compared to the rest of the beer market, we sell a smaller percentage of our volume to the supermarket channel which accounts for only 7% of our total beer volume.

     In 2003, we sold a total of 9,921,000 hectoliters of beer in Argentina, a market share of 80.0% according to Nielsen Argentina. Returnable formats accounted for 95.6% of our sales, with the one-liter returnable bottle accounting for 90.8% of our sales.

     Our net sales for 2003 were US$267.4 million compared to US$163.8 million in 2002. This increase was primarily due to the addition of AmBev’s volumes and to a 25.2% increase in average prices, measured in U.S. dollars. The Company’s sales performance throughout the year has been remarkable, showing no signs of disruption despite the enormous upheaval that its sales and distribution systems have undergone, as we combined the former Quilmes, AmBev and PepsiCo networks into two sales forces and a single distribution network.

     The following tables present our domestic beer sales volume, market share and net sales in Argentina for the years 2001 to 2003:

Quinsa’s Domestic Beer Sales Volume, Market Share and Net Sales in Argentina

	2001	2002	2003
Sales volume (hectoliters in thousands)(1)(2)	8,167.0	7,619.0	9,921.0
Market share(1)	67.9%	64.5%	80.0%
Net sales (in US$ millions)(3)	426.4	163.8	267.4

Source of market share information: Nielsen Argentina.

(1)	Data includes both domestically brewed and imported beer. Our beer imports accounted for 1,000 hectoliters in 2001. During 2002 and 2003 there were virtually no imports.

(2)	Data does not include export sales to our companies in other countries in which we operate, principally Chile, Paraguay and Uruguay, which amounted to 14,000 hectoliters, 7,000 hectoliters and 5,000 hectoliters in 2001, 2002 and 2003 respectively. Data for 2001, 2002 and 2003 also excludes 12,000 hectoliters, 16,000 hectoliters and 33,000 hectoliters respectively, sold to third parties outside of Argentina.

(3)	Includes exports, if any.

     Geographic Coverage and Brands

     Our beer is sold in all provinces of Argentina. Approximately 40% of our beer is sold in the city of Buenos Aires and the surrounding metropolitan area (“greater Buenos Aires”), a region of approximately 17 million people, and which accounts for about one-third of total beer consumption in the country. Commercially, our Argentine operations were divided until 2003, into the following nine geographic divisions:

a.	greater Buenos Aires;

b.	the Atlantic region (comprising the main cities on the coast in the province of Buenos Aires);

c.	the Northeast region (comprising the provinces of Chaco, Formosa, Corrientes and Misiones);

d.	the Litoral region (comprising the provinces of Santa Fé and Entre Ríos);

e.	the Northwest region (comprising the provinces of La Rioja, Tucumán, Salta, Jujuy, Santiago del Estero and Catamarca);

f.	the Central region (comprising the provinces of Córdoba and San Luis);

g.	the Western region (comprising the provinces of Mendoza and San Juan);

h.	the Southern region (comprising the rest of the Buenos Aires province, and the province of La Pampa); and

i.	Patagonia (comprising the provinces of Neuquén, Rio Negro, Chubut and Tierra del Fuego).

     In 2004, we reorganized our Argentine geographic divisions into the following four general areas: greater Buenos Aires, North (including the prior Northeast, and Northwest regions), Central (including Litoral and Central regions) and South (including Western, Atlantic, Southern and Patagonia regions).

     We serve all of the provinces in Argentina with several distinct brands. Our leading brand is Quilmes Cristal, which, according to Nielsen Argentina, was the leading brand in each of the nine regions listed above during 2003, except for the Northwest region, where it was second to our Andes brand. Quilmes Cristal sets the price standard in the industry, and had a national market share of approximately 45.8% in 2003 according to company estimates. Our Imperial brand is a premium brand sold mainly in the on-premise segment. Iguana is a specialty brand malted beer. Andes and Norte are our two regional brands. We also sell five other domestic beers in Argentina: (1) Liberty, a non-alcoholic beer; (2) Quilmes Bock, a dark beer sold principally during winter months; (3) Palermo, which is sold nationally and targets the low-price segment of the market; (4) Quilmes Light, a beer with a low alcoholic content; and (5) Bieckert, a value brand. As a result of our alliance with AmBev, as of February 1, 2003, we have the right to produce and distribute the Brahma beer brand, which had a market share of 15.9% in 2002, according to Nielsen Argentina. See “—History and Development—Recent Events—Relationship with AmBev” for information on our alliance with AmBev.

     During 2002, we produced the Heineken brand locally pursuant to a trademark license agreement. Heineken targets the premium segment of the market, and sales of the Heineken brand accounted for approximately 2% of our sales during 2002. In 2003, however, pursuant to its rights under the Memorandum of Agreement, Heineken delivered a notice to the Company terminating this trademark license as of June 2003. Therefore, we no longer produce or sell the Heineken brand. See “—History and Development—Recent Events—Relationship with AmBev—Settlement with Heineken.”

     As a condition to approving some of our transactions with AmBev, the Argentine antitrust authorities have required us to transfer our Imperial, Bieckert and Palermo brands to a foreign purchaser, and, at the option of such foreign purchaser, our Norte brand within 12 months of January 13, 2003. Subsequently, CCU, one of our competitors, filed a claim in Argentina in April 2003 seeking to enjoin our sale of these brands because it believes it should be permitted to bid for them. CCU is currently barred from acquiring any of these brands because it conducts beer operations in Argentina, and is therefore not considered a foreign purchaser under the Argentine antitrust authority’s stipulations. See “—History and Development—Recent Events—Relationship with AmBev—Approval of the Argentine Antitrust Authorities; Action by CCU.” Until the claim filed by CCU is resolved by the courts, we continue to sell all of our brands as well as Brahma.

     Brewing Capacity

     To increase asset utilization and productivity of our brewery network in Argentina, during December 2000 we decided to close down our Llavallol plant used to produce the Bieckert brand and to relocate the bottling line and warehouse to the Quilmes brewery. These actions were completed in April 2001. Our installed brewing capacity at December 31, 2003 was approximately 16 million hectoliters.

     Part of our strategic relationship with AmBev involved the contribution by AmBev of its brewery located in Luján, in the province of Buenos Aires. This brewery has an installed capacity of 2.9 million hectoliters and had been used to produce AmBev’s Brahma brand. As of May 2003, this brewery is producing the Brahma, Palermo and Bieckert brands, although the approval of our transaction with AmBev by the Argentine regulators was conditioned, in part, on the sale of this brewery. See “—History and Development—Recent Events—Relationship with AmBev.” We will, however, continue production at this plant until it is sold, and we have sufficient capacity to produce the Brahma brands at all of our other breweries in Argentina. Indeed, during 2003 we produced the Brahma brand at all of our facilities for distribution in Argentina.

     We believe our brewing equipment to be modern and technologically advanced. In addition, we have made recent investments to allow us to transport the bulk beer we produce at all of our plants in order to supply our Tucumán bottling facility. During 2003, the Corrientes plant supplied 40% of the beer bottled at the Tucumán facility, the Mendoza plant supplied 33% and the Quilmes plant supplied the remaining 27%.

     The following table provides the location of our beer facilities in Argentina, their installed capacity and the geographic areas supplied by these breweries:

Location of Brewery	Installed Capacity	Region Supplied
	(hectoliters in millions)
Quilmes(1)	5.1	greater Buenos Aires, Atlantic, Central and Southern Regions
Zárate	4.4	all the regions in Argentina
Corrientes(1)	1.7	Northeast, Northwest Regions
Mendoza(1)	2.0	Western and Southern Regions
Tucumán (bottling facility)	1.2	Northwest Region
Luján(2)	2.9	all the regions in Argentina with the exception of Northeast

(1)	Produces bulk beer to supply our Tucumán bottling facility for final processing and bottling.

(2)	Contributed by AmBev as part of our strategic relationship. We have been in charge of operations at this brewery since March 2003. The approval of our transaction with AmBev by the Argentine regulators was conditioned, in part, on the sale of this brewery.

     Malting Operations

     We currently own two malting plants in the province of Buenos Aires. The majority of our malt production is used to supply our own beer plants. Using the barley we purchase from Argentine farmers as discussed below, we ordinarily satisfy all of the malt requirements of our Argentine beer operations and a part of the requirements of our Bolivian, Chilean and Paraguayan operations. Only occasional excess production is sold to third parties. In 2003, our malting plant, Maltería Tres Arroyos, produced approximately 89,000 tons of malt. In addition, we also own a small malting facility in Llavallol, Buenos Aires that produces approximately 24,000 tons of malt. As a further condition to approving some of our transactions with AmBev, the Argentine antitrust authorities have required us to transfer or rent this malting facility to a third party not currently producing beer in Argentina. See “—History and Development—Recent Events—Relationship with AmBev—Approval of the Argentine Antitrust Authorities; Actions by CCU.”

     Distribution

     Sales through independent distributors account for approximately 68% of our sales. For our direct sales, which account for 32% of our total sales, we use vehicles on a contracted basis for direct distribution of our beer to large supermarket chains and to over 57,000 retailers. We operate our distribution system from five facilities and several distribution centers covering different geographic areas. This helps us to more effectively serve our regions of distribution as well as to reduce transportation costs, which gives us, we believe, a distinct advantage over our competitors. As a result of our strategic relationship with AmBev, we have almost finished with the unification of the distribution systems of both companies in Argentina. To date, more than 90% of Quinsa’s total volumes are sold through a single distribution system, enabling us to take advantage of important economies of scale. We have also continued with the roll-out of our direct sales operations, focusing on Buenos Aires, Mar de Plata, Córdoba, Rosario, Corrientes, Tucumán and Neuquén. This process will continue throughout 2004.

Bolivia

     In September and December 2000, we indirectly acquired controlling interests in our previous competitors in Bolivia, CBN and CBNSC, which increased our ownership interest in these entities to 70.34% and 80.92%, respectively. With these acquisitions, QI(B) increased its market share in Bolivia to approximately 98.1%, according to internal estimates, having previously acquired the breweries CSC and CTq. During the last quarter of 2001, the Boards of Directors of CBN, CBNSC, CSC and CT decided to merge with and into CBN. As a result of the merger, our indirect ownership interests in these various breweries were consolidated. During 2002, we increased our indirect ownership in CBN to 78.13% and in CTq to 91.95%. In addition, in the fourth quarter of 2002, the Boards of Directors of CBN, CTq and CBN’s wholly owned subsidiary Enalbo, which produces aluminum cans, decided to merge with and into CBN. The decision to merge was further approved by the Extraordinary Meeting of Shareholders of CBN, CTq and Enalbo and in May 2003, the Bolivian authorities approved that merger. Since completion of this transaction, our indirect ownership in CBN is 79.98%.

     In order to generate synergies from our brewery acquisitions in Bolivia, we have undertaken various restructuring measures to reduce our cost structure. In 2001, we closed three distribution centers and centralized administrative functions. In 2002, we continued the restructuring process by reallocating production among our different plants, eliminating certain formats and brands, and by reducing our headcount by 9%. We also continued with the implementation of our cost reduction programs in 2003, as headcount was reduced a further 12% that year. With these changes, we believe we have realized most of the cost savings resulting from the combination of our businesses in Bolivia.

     The reorganization of our brands and packaging formats have resulted in a better brand mix per region and in a better positioning of our one-way packaging relative to returnable bottles in terms of pricing. These successes helped to buoy the average selling prices of our products, which declined approximately 5% in dollar terms in line with a 4.5% currency devaluation. We were also able to broaden the penetration of our largest brand, Paceña, which alone accounted for a market share of 66.6% during 2003, according to management estimates.

     The Bolivian market is strongly influenced by macroeconomic trends and governmental, regulatory and fiscal policies. In February 2000, the Bolivian government increased excise taxes on beer by 39%, which was partially responsible for a 2% decline in market volumes for that year. The tax increase was eliminated in December 2000, and market volumes for 2001 were virtually the same as those in 2000, despite a continuing economic recession and social unrest that hindered distribution. In 2002, market volumes increased by more than 6% as a result of targeted marketing campaigns and increased consumer confidence leading up to the presidential election held in June 2002. In 2003, market volumes increased by 9.2% rewarding our decision not to increase average price on a nation-wide basis. We continue to believe that the Bolivian market offers opportunities for growth due to our strong position in this market, the favorable age distribution of Bolivia’s population and the current relatively low per capita consumption of 22 liters. The table below shows the total hectoliters of beer consumed in Bolivia in each of 2001 through 2003:

Beer Consumption in Bolivia

Hectoliters
in Thousands
2001	1,624
2002	1,730
2003	1,881

Note: Includes both domestically brewed and imported beer.

Source: Management estimates.

     Sales

     We cover approximately 52,000 points of sale in Bolivia. Bolivia is a different market for us in that 56% of our sales correspond to the on-premise segment while the supermarket channel accounts for less than 0.1% of our sales. The remainder of our sales occurs in the other off-premise segments. The beer market in Bolivia is comprised primarily of returnable formats, which account for 93% of our sales.

     Sales volume, including exports, increased from 1,688,000 hectoliters in 2002 to 1,843,000 hectoliters in 2003 as a result of successful marketing campaigns, the repositioning of our brand portfolio, and the decision not to increase average prices on a nation-wide basis. During 2003, we advanced our segmentation strategy further, by re-launching two of our brands: Huari, at a 10% price premium, and Bock, which competes with liquor and similar beverages outside the beer category due to its high alcoholic content. According to management estimates, our total market share for 2003 was 97.3%.

     We had net sales of US$92.2 million, an increase of 4% compared to 2002. This increase was a result of increased sales in terms of volume which was partially offset by the 4.5% devaluation of the local currency.

     The following table presents our domestic beer sales volume, market share and net sales in Bolivia for the years 2001 to 2003:

Quinsa’s Domestic Beer Sales Volume, Market Share and Net Sales in Bolivia

	2001	2002	2003
Sales volume (hectoliters in thousands)(1)	1,590	1,683	1,826
Market share	98.1%	97.5%	97.3%
Net sales (in US$ millions)(2)	86.7	88.7	92.2

Source of market share information: Management estimates and CIES.

(1)	Includes both domestically brewed and imported beers. Does not include exports of 3,000, 5,000 and 17,000 hectoliters in 2001, 2002, and 2003 respectively.

(2)	Includes exports, if any.

     Geographic Coverage and Brands

     We have a broad portfolio of brands and presentations in Bolivia. Our main brand, Paceña, which includes Paceña Pilsener, a national brand; Tropical Extra, a brand sold in tropical regions; and Centenario, account for approximately 68.4% of our sales in Bolivia. Our other important brands are (1) Taquiña Export, the leader in the Cochabamba market; (2) Huari, a premium brand leader in the Oruro region which was recently repositioned and whose coverage was extended to other regions in the country; (3) Ducal, a regional brand for the Santa Cruz area; (4) Imperial and Pilsener, which are both aimed at the lower income segment of the market; and (5) Maltín, a non-alcoholic liquid malt. There are also three other minor brands in terms of sales. In terms of geographic distribution of consumption, La Paz, Bolivia’s capital, accounted for 46% of our volume sales during 2003, Santa Cruz accounted for 35% and Cochabamba accounted for 11%. We own production facilities in each of these regions. The balance of our volume sales was distributed throughout the rest of the country.

     Brewing Capacity

     During 2003, we operated 6 breweries with a total brewing capacity of 3.1 million hectoliters. In the beginning of 2004 we closed our Ducal plant, located in the Region of Santa Cruz, near our CBN plant. The largest of these breweries is located in La Paz, and it is principally responsible for production of the Paceña brand. We now operate one brewery in the city of Santa Cruz which primarily produces Maltín, Ducal and Paceña, and one brewery in Cochabamba which mostly produces Taquiña, Maltín and Imperial.

     The following table provides the location of our beer facilities in Bolivia, their installed capacity and the geographic areas supplied by these breweries:

Location of Brewery	Installed Capacity	Region Supplied
	(hectoliters in millions)
La Paz	1.1	Principally La Paz
Santa Cruz (CBN)	0.6	Principally Santa Cruz
Santa Cruz (Ducal) (1)	0.6	Santa Cruz
Taquiña	0.6	Cochabamba
Huari	0.2	Oruro, La Paz and Potosí
Tarija	(+)	Tarija

(1)	Closed in April 2004

(+)	Capacity: 38,000 hectoliters

     Distribution

     As part of the restructuring measures to reduce our cost structure after our acquisitions of CBN and CBNSC, we closed three distribution centers in Bolivia in 2001 and two more in 2003. As a result, our beer is distributed from our five plants and from one warehouse located near La Paz. At the beginning of 2004 we closed a plant located in the region of Santa Cruz. Sales through independent distributors account for approximately 87% of our total sales volume in Bolivia. Our direct sales, for which we distribute our products using our own sales force, account for approximately 13% of total volume sold and covers 7,400 points of sale.

Chile

     Our beer operations in Chile are conducted through Cervecería Chile S.A. QI(B) holds, indirectly, a 100% ownership interest in this entity.

     We originally entered the Chilean market with the expectation that we would be participating in a growing market but this growth did not occur as expected, and, from 1998 until 2002, consumption declined by 4% on a per capita basis. However, during 2003, consumption increased almost 9% on a per capita basis. Since the entry of the Chilean brewer CCU to the Argentine market, our presence in Chile has taken on a strategic significance for us since we are now both competing in each other’s principal market. The following table illustrates beer consumption in Chile in the years 2001 to 2003:

Beer Consumption in Chile

Hectoliters
in Thousands
2001	3,955
2002	3,978
2003	4,178

Source: Management estimates.

Note: Includes both domestically brewed and imported beer.

     Sales

     We cover approximately 13,000 points of sale in Chile. Of our total sales in this country, 14% occurred in the on-premise segment, 30% were through the supermarket channel, and the remaining off-premise segment accounted for 56% of our sales.

     Sales volumes for 2003 were 419,000 hectoliters, a decrease of 3% over sales volumes for 2002. This was due to the loss of the Heineken brand in June 2003, which represented approximately one third of the business. Net of this effect, the rest of our portfolio grew by 11.1% during the year. Revenues were almost flat at US$22.2 million. We also worked on the business cost structure, transferring the administration and other service functions such as finance, human resources and information, and technology to Argentina and reducing headcount by 17% throughout the year. Our market share in Chile was 10.0% in 2003 compared to 10.8% in 2002, a small decline considering the loss of the Heineken brand which represented approximately one third of our business.

     The leading format in the Chilean beer market is the 1-liter returnable bottle, which accounts for 59% of total volume, while returnable formats as a whole represent 66% of the total market volume. Non-returnable formats represent 34% of the Chilean beer market with cans accounting for the largest presentation of this kind. Kegs represent 5% of the market, according to management estimates.

     The following table presents our domestic beer sales volume, market share and net sales in Chile from 2001 to 2003:

Quinsa’s Domestic Beer Sales Volume, Market Share and Net Sales in Chile

	2001	2002	2003
Sales volume (hectoliters in thousands)(1)	425	431	418
Market share	10.7%	10.8%	10.0%
Net sales (in US$ millions)(2)	23.9	22.0	22.2

(1)	Data does not include sales to our subsidiaries in Argentina and Paraguay which amounted to 5,000 hectoliters in 2001 and 1,000 hectoliters in 2003. This data also excludes exports to third parties of 1,000 hectoliters in 2001 and 2002.

(2)	Includes exports, if any.

     Geographic Coverage and Brands

     Our brands are sold throughout Chile. In 2003, we served Chile with two locally-brewed brands, Becker and Báltica, and we imported the Paceña brand from Bolivia. The loss of the Heineken brand led the Company to redefine its strategy. Thus, we defined a new role for Becker by focusing our marketing on that brand. Becker accounted for 46% of our sales in 2003. Báltica is a higher alcohol content, dry beer aimed at the lower-income segment of the market, and accounted for 42% of our total Chilean beer sales in 2003. Paceña is sold in non-returnable formats, and is sold primarily in the on-premise segment and in supermarkets.

     Pursuant to its rights under the Memorandum of Agreement, Heineken delivered a notice to the Company terminating the trademark license as of June 2003, under which Quinsa produced, marketed and distributed the Heineken brand. See “—History and Development—Recent Events—Relationship with AmBev—Settlement with Heineken.” Since then, we have been working on reorganizing the portfolio by eliminating non-profitable SKUs. Focused attention on the repositioning of our remaining portfolio allowed for an 11.1% increase in our volumes excluding the Heineken brand. In addition, on January 14, 2003, Heineken announced that it would acquire a 50% stake in IRSA which owns 62% of CCU, a substantial beer producer whose share of the Chilean beer market was approximately 89% in 2003, according to our internal estimates. As part of its purchase of the 50% stake in IRSA, Heineken transferred the licensing agreements to produce the Heineken brand in Chile and Argentina to CCU.

     Brewing Capacity

     We operate one brewery in Chile which is located north of Santiago. The plant currently has a capacity of approximately 0.76 million hectoliters.

     Distribution

     In Chile, our sales are primarily executed by means of a contracted transportation service that delivers our beer to supermarkets and other retailers in the on- and off-premise segment. Direct sales account for 89% of our total volume sold. We distribute our products to the metropolitan Santiago area from our brewery outside of Santiago and from our distribution centers in Coquimbo, Talca, Concepción, Temuco and Quilpué for all other regions in the country.

Paraguay

     According to CCR, we are the largest beer producer in Paraguay, a country of 5.8 million people. As a consequence of the AmBev agreement, in December 2003, Cervecería Paraguaya and CCBP merged upon the final approval of the Paraguayan regulatory authorities. As a result of this corporate reorganization, as of December 31, 2003 Quinsa held an indirect 85.80% interest in Cervecería Paraguaya S.A. We also conduct glass bottle manufacturing operations through FPV, in which QI(B) indirectly controls a 77.54% ownership interest.

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

     In recent years however, consumption of beer in Paraguay has been affected by adverse economic conditions including increased inflation and economic recession. In addition, during 2002, the Paraguayan economy was severely affected by the Argentine crisis: Gross Domestic Product (“GDP”) declined 2.2%, inflation on consumer prices amounted to approximately 15%, and the local currency depreciated 52% against the U.S. dollar. During 2003, the Paraguayan economy improved with an appreciation of the local currency of approximately 15%, an increased in GDP of 2% and inflation rate amounted to 9%. Although this recovery increased as the year progressed, the beer market still saw a decline of 6%. We believe that an important competitive advantage for us is the fact that we are a local brewer.

     The following table illustrates the total hectoliters of beer consumed in Paraguay for the years 2001 to 2003:

Beer Consumption in Paraguay

Hectoliters
in Thousands
2001	2,145
2002	1,840
2003	1,737

Source: Management estimates.

     Sales

     We cover 48,000 points of sale in Paraguay. The on-premise segment represented 26% of our sales in 2003, while sales to supermarkets accounted for approximately 1% of our sales. The remaining 73% of our sales occurred in the other off-premise segments. Returnable formats accounted for approximately 84% of our sales; the liter and can format represented 81.0% and 13.3%, respectively, of our sales.

     Sales volumes increased 15% to 1,614,000 hectoliters in 2003 as a result of the addition of AmBev’s former operations, which accounted for approximately 29% of our volume sales for the year. Our market share in 2003 was 94.3%.

     Our revenues for 2003 were US$71.6 million, a 26% increase from 2002.

     The following table presents our domestic beer sales volume, market share and net sales for each of 2001 through 2003:

Quinsa’s Domestic Beer Sales Volume, Market Share and Net Sales in Paraguay

	2001	2002	2003
Sales volume (hectoliters in thousands)(1)	1,675	1,402	1,614
Market share(1)	78.1%	76.1%	94.3%
Net sales (in US$ millions)(2)	82.9	57.0	71.6

Source: CCR/IRI and Company estimates.

(1)	Includes domestically brewed and imported beers.

(2)	Includes exports, if any.

     Geographic Coverage and Brands

     In 2003 we produced and distributed ten brands which were sold throughout Paraguay. Our main brand, and the leading national brand in Paraguay, is Pilsen, with an estimated market share of 38.6% in 2003 according to internal estimates.

     Our other brands are: Dorada, which is aimed at the urban markets of the country’s interior; Baviera, which is positioned as a premium beer; and Quilmes, which accounts for 7% of our sales. In 2003, we began to sell AmBev’s brands, Brahma and Ouro Fino, which have gained participation in our sales mix reaching an average of almost 30% of our sales. As a consequence of the addition of AmBev’s brands, we reorganized the portfolio, repositioning the relative pricing of our different brands and eliminating unprofitable SKU’s. Pursuant to its rights under the Memorandum of Agreement between Heineken and Quinsa, Heineken delivered a notice to the Company terminating the trademark license as of June 2003, under which Quinsa produced, marketed and distributed the Heineken brand. See “—History and Development—Recent Events—Relationship with AmBev—Settlement with Heineken.” Therefore, we have discontinued the sale of Heineken in Paraguay.

     Brewing Capacity

     We made investments at our Ypané brewery which doubled the capacity of the brewery to 2.0 million hectoliters in 2001. These investments also allowed us to create efficiencies by producing cans and brewing Quilmes locally.

In addition, we closed our Asunción brewery in 2000, which allowed us to reduce labor and production costs. Thus, we have been able to increase our capacity while reducing our costs. In addition, our brewing capacity at the Ypané brewery increased to 2.2 million hectoliters during 2002.

     As part of our strategic relationship, AmBev contributed the small brewery where it had been producing its Brahma and Ouro Fino brands to the Company. During April 2003, we closed this brewery and we transferred production of AmBev’s two brands to our Ypané brewery.

     Distribution

     We distribute our beer from the Ypané plant as well as from four distribution centers. We sell through direct sales in the cities of Asunción and greater Asunción, Encarnación, Capitán Miranda, Ciudad del Este, Hernandarias, Presidente Franco, Villa Rica and Coronel Oviedo. We conduct our direct sales exclusively on a pre-sell system covering approximately 21,000 points of sale, 72% of which are in the capital city of Asunción. Direct sales accounted for 44% of our total sales during 2003. The rest of our sales are conducted through 97 distributors. As a result of our strategic relationship with AmBev, we have combined the distribution systems of both companies in an effort to reduce costs and take advantage of resulting synergies. We have established two sales forces for Asunción and Greater Asunción that split the product portfolio between them. The rest of the country is served through a single sales force.

Uruguay

     With a population of 3.3 million, Uruguay is our smallest market in terms of beer sales, although we are the leading beer producer in this market based on our internal estimates. Our beer operations in Uruguay are conducted through FNC. In November 2001 we merged FNC and EUSA. As a consequence of the merger between FNC and EUSA, we closed our soft drink bottling facility in Montevideo. We now manage both our beer and soft drink businesses out of our brewery in Montevideo. By the end of 2003 after carrying out pertinent legal formalities, FNC and La Luisiana, an AmBev subsidiary prior to the deal, executed a merger agreement whereby FNC absorbed La Luisiana. As result of this merger and the acquisition of minority shareholdings, as of December 31, 2003, QI(B) holds a 97.91% ownership interest in FNC, the surviving entity.

     In 2004, the Boards of Directors of FNC and Salus executed a spin-off/merger agreement, which was subsequently approved by the Extraordinary Meeting of Shareholders. This operation consisted in the spin-off of the beer (including soft drink, malt and cider) and water businesses and the subsequent addition to FNC of Salus’ beer business. Pursuant to this business reorganization, all of our beer and soft drink businesses are now conducted through FNC. The consolidation of these operations has created operational synergies for us and has led to cost reductions.

     As a result of the Argentine economic crisis, the Uruguayan economy had been steadily contracting during recent years, particularly in 2002. Consequently, beer market volumes in Uruguay declined by 10% to 466,000 hectoliters in 2003. However, as a result of improvements in the economy, market declines compared to the previous year became progressively smaller. In fact, during the first quarter of 2004 we have seen a significant increase in market volumes compared to 2003. The following table shows the consumption of beer in Uruguay from 2001 to 2003:

Beer Consumption in Uruguay

Hectoliters
in Thousands
2001	621
2002	521
2003	466

Source: Company estimates.

Note: Includes domestically brewed and imported beer.

     Sales

     We cover over 43,000 points of sale in Uruguay. Returnable formats account for approximately 97% of our sales, while the liter and can formats represented 89% and 1%, respectively, in 2003. In terms of breakdown by sales channel, on-premise consumption accounted for 31% of our sales, while supermarkets and other off-premise sales channels accounted for 7% and 62%, respectively. Domestic volumes increased 65% to 445,000 in 2003, as a result of the introduction of AmBev’s beer brands, Norteña and Patricia, to our portfolio.

     Our average prices measured in U.S. dollars declined approximately 14% in 2003. This was the result of an 8% local currency devaluation and of our conservative pricing policy of not increasing nominal prices of beer. It was also due to the addition of Patricia, a former AmBev brand which had a lower average price than the rest of our portfolio.

     Our revenues for 2003 were US$19.7 million, a 39% increase compared to 2002 revenues. This was the result of the additional volumes contributed by AmBev’s former operations. The following table provides information regarding our beer sales volume, market share and net sales in Uruguay for the years 2001 to 2003:

Quinsa’s Beer Sales Volume, Market Share and Net Sales in Uruguay

	2001	2002	2003
Domestic sales volume (hectoliters in thousands)	340	269	445
Market share	54.6%	51.9%	98.5%
Exports (hectoliters in thousands)(1)	11	6	0
Net sales (in US$ millions)(2)	23.2	14.2	19.7

(1)	Represent exports to southern Brazil.

(2)	Includes exports, if any.

     Geographic Coverage and Brands

     Our beer brands accounted for 98.5% of all beer sold in Uruguay in 2003 with our Pilsen brand being the leading national brand and accounting for 58% of the market, based on management estimates. Our beer is sold in all regions of Uruguay, with approximately 57% of our sales volume occurring in the metropolitan area of Montevideo, which accounts for 1.6 million of Uruguay’s total population. We serve this market with four domestic brands and three imported brands. Pilsen is positioned as a standard beer; it is strong in all regions of the country, but particularly so in the interior. Since February 2003, as a consequence of our strategic relationship with AmBev, we have sold AmBev’s former brands, Norteña and Patricia. We also sell Zillertal, which is our premium brand in this market. In order to make our portfolio more efficient we eliminated some SKUs and we no longer produce our brand Doble Uruguaya, which had been targeted to traditional beer consumers. In the import segment of the market, we offered the Heineken brand in addition to Quilmes, Iguana and Liberty brands. Pursuant to its rights under the Memorandum of Agreement between Heineken and Quinsa, Heineken delivered a notice to the Company terminating the trademark license as of June 2003, under which Quinsa produced, marketed and distributed the Heineken brand. See “—History and Development—Recent Events—Relationship with AmBev—Settlement with Heineken.” Therefore, we have discontinued the sale of Heineken in Uruguay.

     Brewing Capacity

     We operated two breweries in Uruguay during 2003. One brewery is located in Montevideo, while the second brewery, acquired as part of the AmBev deal, is located in Minas. As part of our strategic relationship, AmBev has contributed the beer businesses of Salus and Cympay, each of which included a brewery, to the Company. The Salus brewery had been producing AmBev’s Patricia brand and the Cympay brewery had been producing its Norteña brand. During April 2003, the Cympay brewery was closed and we transferred production of the Norteña brand to our plant in Montevideo.

Location of Brewery	Installed Capacity	Region Supplied
(hectoliters in millions)
Montevideo	0.8	Entire country
Minas	0.4	Entire country
Paysandú (1)

(1)	This plant was received as part of the deal with AmBev and was closed in April 2003.

     Distribution. As a result of our strategic relationship with AmBev, we combined the distribution systems of both companies in an effort to reduce costs and take advantage of resulting synergies. Approximately 66% of our total sales in Uruguay are indirect through 33 distributors that cover all of Uruguay (with the exception of Montevideo). Patricia, a former AmBev brand, maintains its former network, i.e. Salus’ distributors, who cover the entire country. Approximately 34% of total sales are conducted directly by the Company’s sales force, who cover 9,700 points of sale including wholesalers and supermarkets, all of them in Montevideo.

SOFT DRINK AND WATER OPERATIONS

     We produce soft drinks and bottled water in Argentina and Uruguay which have populations of approximately 37 million and 3.3 million people, respectively. In 2003, the average person in Argentina and Uruguay consumed approximately 91 and 57 liters of soft drinks, respectively, according to management estimates.

     Our sales of soft drinks in Argentina and Uruguay began in December 1999 with the acquisition of Baesa, the largest PepsiCo® bottler in Argentina and the sole PepsiCo® bottler in Uruguay. Baesa conducted its soft drink operations in Uruguay through EUSA, its wholly-owned subsidiary. After receiving approval from the relevant governmental authorities, in March 2001, Baesa merged with CMQ, a majority shareholder of Baesa and our beer subsidiary in Argentina. CMQ is the surviving entity, and the Baesa business has become the soft drink division of our Argentine business. Having chosen to focus on expanding its ownership interest in PepsiCo® franchises in Argentina and Uruguay, QI(B) sold its 57.97% equity stake in Paresa, a Coca-Cola® franchise in Paraguay, to Coca-Cola® Interamerican Corporation in October 2000.

     The synergies resulting from the merger of Baesa have benefited both beer and soft drink operations through cost reductions and through the adoption of more efficient fiscal policies. For example, we unified and also closed certain distribution centers of CMQ and Baesa that affected the storage and delivery of beer and soft drinks all over the country. In addition, the volume of soft drinks sold through distributors increased due to the integration of the distribution networks of CMQ and Baesa. During October 2002, we further merged our Argentine beer and soft drinks operations, including unifying their administration, so that they ceased to operate as separate businesses. During 2003, as a result of our association with AmBev, we also unified the distribution of their brands with our soft drink and beer brands.

     In December 2000, CMQ acquired a 99.21% equity stake in EDISA, the second largest PepsiCo® bottler in Argentina. Beginning in August 2001, EDISA and CMQ agreed that EDISA would manufacture and bottle the PepsiCo® brands while CMQ would continue the sale and distribution of these brands. Subsequently, during 2003 CMQ, EDISA and Coroplás S.A. (a wholly-owned subsidiary of CMQ that produces crown bottle tops) merged with and into CMQ, which remained the surviving entity.

     In 2000, we began managing our soft drink operations in Argentina and Uruguay as separate businesses. In November 2001, we merged our beer operations in Uruguay conducted through FNC with our soft drink operations conducted by EUSA. This involved closing the soft drink facility owned by EUSA and adapting FNC’s brewery to accommodate the soft drink lines. Upon the merger, EUSA remained the surviving entity in which QI(B) holds a 59.67% ownership interest. On November 11, 2002, EUSA changed its name to FNC in order to preserve the more recognized initials of FNC. Based on management estimates, we currently control more than 88% of the production and sale of PepsiCo® carbonated soft drinks in Argentina and 100% in Uruguay.

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

     Prior to December 2001, Hecatón leased the assets related to the mineral water businesses of Glaciar and Villa de los Arroyos to Eco de los Andes, our joint venture with Perrier Vittel, which we spun off as a separate company in 1999. On December 12, 2001, the Board of Directors of Eco de los Andes began negotiations with Hecatón to merge the two companies. The boards of Directors of the two companies agreed to the merger because they believed it would enable them to take advantage of potential synergies and economies of scale. This merger was approved by the Argentine regulators during the second quarter of 2002.

     Our current mineral water business in Argentina mainly comprises the Eco de los Andes, Nestle Pureza Vital and Glaciar brands which we manage through our 48.82% minority participation in Eco de los Andes. As a result of the uncertain future performance of the water business in Argentina, the Company has decided to discontinue the financing of its investment in Eco de los Andes S.A. See Notes 3 and 4 to the Consolidated Financial Statements for details. After the sale of the Glaciar and Villa de los Arroyos bottled water assets to Hecatón, CMQ’s only bottled water sales during 2003 resulted from the sale of minor regional brands, including La Moderna and Sierras del Sur. See Note 3 to our Consolidated Financial Statements.

     Sales

     In 2003, net sales in Argentina for soft drinks (including water, juices and isotonic beverages) amounted to US$139.2 million, or 22.3% of our consolidated net sales and Quinsa’s volume increased 8%. The volume sold was 5,857,000 hectoliters of soft drinks and 44,000 hectoliters of bottled water during 2003. During 2002, the Company made a strategic decision not to participate in the B-brand segment of the market, where profitability is lower, but to focus on the top, A-brand segment. Consequently, while our total market share declined 1.4 percentage points to 19.5% in 2003, our share of the A-Brand segment increased to 26%. As a result of this, and of large cost reductions resulting from the merger of this business into the beer business, our margins improved significantly compared to previous years. In Uruguay, we had net soft drink sales of US$6.6 million, and sold 195,000 hectoliters of soft drinks and water in 2003. Our market share for soft drinks in Uruguay was 9.8% according to A.C. Nielsen.

Quinsa’s Soft Drink & Other Beverages Sales Volume, Market Share and Net Sales in Argentina

	2001	2002	2003
Sales volume (hectoliters in thousands)	6,438	5,468	5,901
Market share	21.0%	20.9%	19.5%
Market share “A” brands	23.0%	25.4%	26.0%
Net sales (in US$ millions)	260.0	107.3	139.2

Quinsa’s Soft Drink & Other Beverages Sales Volume, Market Share and Net Sales in Uruguay

	2001	2002	2003
Sales volume (hectoliters in thousands)	419	239	195
Market share	12.0%	11.3%	9.8%
Net sales (in US$ millions)	17.8	9.3	6.6

     In contrast to the sales trends in our beer sales, soft drinks in non-returnable packaging accounted for approximately 83% of our soft drink sales in Argentina and Uruguay in 2003. The growing tendency towards sales of our 1.5 liter, 2 liter and 2.25 liter containers, which combined accounted for 69% of our total soft drink sales, has stopped since the introduction of the glass returnable bottle in mid-2002. This preference for large format packaging is a result of the unfavorable economic situation in Argentina and Uruguay, which had led consumers to opt for the more cost-effective presentations. However, our introduction of the returnable 1.25 liter glass bottle is reversing this trend, particularly in Uruguay where it already accounts for 15% of our sales.

     Terms of Sale. Most of our sales of soft drinks and water are made on a credit basis. Due to the effect of the Argentine economic crisis and management’s focus on reducing our working capital, average credit terms for our soft drink sales were reduced from 21 days in December 2002 to 9 days in December 2003. The terms of the credit extended, including the length of credit, often depend on competitive factors and the strategic importance of the particular outlet.

     Points of Sale. Our soft drink products are sold to more than 350,000 points of sale, of which 311,000 are located in Argentina and 42,000 in Uruguay. In 2003, supermarkets accounted for approximately 18% of our volume sold in Argentina and approximately 20% in Uruguay.

     Geographic Coverage

     At the time of its acquisition by CMQ, EDISA owned bottling facilities in the cities of Tucumán, Rosario and Resistencia in Argentina, and its franchise covered nine Argentine provinces. During 2001 we closed three soft drink bottling facilities located in Rosario, Resistencia and Buenos Aires, in order to reduce costs and eliminate redundancies in our operations. Also during 2001, we incurred different costs through CMQ related to the introduction and further distribution of soft drinks that allowed CMQ to begin commercial activities in the province of Neuquén and certain areas of Río Negro and La Pampa. We currently account for approximately 88% of PepsiCo beverage sales in Argentina covering 18 provinces of the total 23. In Uruguay we account for 100% of PepsiCo beverage sales and our franchise covers the whole country.

     Brands

     We own exclusive rights to produce, sell and distribute PepsiCo® soft drink products, including Pepsi Cola®, Pepsi Cola Light®, Pepsi Twist®, Pepsi Twist Light®, Seven-Up®, Seven-Up Light®, Mirinda®, Paso de los Toros®, Paso de los Toros Light®, Kasfruit Juice®, Tropicana®, Gatorade® and Teem®. In December 2001, we introduced ready-to-drink Tropicana and started manufacturing and distributing Gatorade nationwide, so that we now distribute the three lines of PepsiCo beverages. During 2002, we launched Pepsi Twist, and introduced the Gatorade Fierce line of products. During 2003, we introduced Pepsi Twist Light.

     Other new packaging, formats and marketing activities for the soft drink market included:

     a. the development and introduction of proprietary PET bottles;

     b. the launching of new Mirinda and Gatorade flavors;

     c. the introduction of new multipack units; and

     d. increasing the territories reached by glass returnable formats.

     Sales and Distribution

     In 2003, approximately 32% of our sales volume in Argentina was conducted by our own sales force, while 68% was sold through distributors. For Uruguay, 56% of our sales volume was direct, while 44% was sold through our distributors.

     Direct Sales. Direct sales include sales to supermarkets, grocery stores, convenience stores and kiosks as well as sales to the on-premise market segment such as bars and restaurants. In Argentina, we use rented vehicles for the distribution of our direct sales of soft drinks to large supermarket chains and to over 57,000 retailers from our distribution centers. In 2000, we unified our beer and soft drink distribution centers in Mar del Plata, and we did the same for the two centers in Buenos Aires in 2001. We currently operate seven other distribution centers in Buenos Aires, Córdoba, Rosario, Mar del Plata, Neuquén, Corrientes and Tucumán, from which we distribute all of our brands. In the beginning of 2004, we closed the distribution center in Trelew.

     Indirect Distribution. Indirect distribution includes sales to distributors and wholesalers. Distributors may distribute our products only in specified geographic areas, whereas wholesalers are not restricted geographically.

     The following table shows, by country of operation, the approximate percentage of total soft drink sales by volume accounted for by independent distributors, the approximate number of distributors operating in each country and the approximate number of points of sale covered in 2003:

Soft Drink Sales through Independent Distributors

	Argentina		Uruguay
Percentage of Total Sales	68%		44%
Number of Distributors	210	(1)	21
Points of Sale Covered (in thousands)	253		17

(1)	Includes 18 distributors who only distribute our soft drinks and 192 distributors who distribute both our soft drinks and beer products.

     After the introduction of AmBev’s brands in our portfolio, we unified both AmBev’s and Quilmes’ networks. In May 2003, we were working with 307 distributors, but as a consequence of the merger, by December 2003 we had 258. By the end of 2004, we expect to decrease our number of distributors by 13%. We kept the best distributor for each area, operating with larger volumes, allowing a bigger drop size that reduced the cost of distribution per delivery, and lowering margins compared to the previous system. We also launched a program labeled “galaxia Q”, which is aimed at helping distributors implement the best practices and reward the best performers.

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

	Beer Volume Sales by Quarter as a Percentage of Total Annual Sales
	1st Quarter			2nd Quarter			3rd Quarter			4th Quarter
	2001	2002	2003	2001	2002	2003	2001	2002	2003	2001	2002	2003
Argentina	33%	30%	28%	18%	17%	18%	20%	18%	20%	29%	35%	34%
Bolivia	25%	22%	22%	23%	20%	21%	23%	27%	25%	30%	31%	30%
Chile	31%	31%	34%	17%	17%	20%	19%	20%	18%	32%	32%	28%
Paraguay	29%	30%	24%	19%	18%	21%	20%	22%	19%	32%	30%	34%
Uruguay	28%	29%	23%	14%	15%	15%	17%	14%	17%	41%	41%	46%

	Soft Drink Volume Sales by Quarter as a Percentage of Total Annual Sales
	1st Quarter			2nd Quarter			3rd Quarter			4th Quarter
	2001	2002	2003	2001	2002	2003	2001	2002	2003	2001	2002	2003
Argentina	30%	28%	27%	20%	20%	20%	22%	22%	22%	27%	30%	31%
Uruguay	33%	35%	24%	21%	23%	17%	19%	19%	18%	27%	23%	42%

RAW MATERIALS

Raw Materials — Beer

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

     Due to the economic situation in Argentina, towards the end of 2001, we began to purchase most of the raw materials that we used to import from local suppliers for our Argentine business. Although we did not experience any supply problems in 2002 and 2003, if economic conditions worsen, even our local suppliers of raw materials may have difficulty providing such materials in the future. Furthermore, since all commodities are pegged to international prices, their prices are necessarily volatile and any devaluation of the currencies of the countries in which we operate could impact our direct costs associated with the purchase of these raw materials.

     We purchase most of our requirements for bottles in Argentina from local suppliers and, on occasion, from our subsidiary FPV in Paraguay. In Chile and in Bolivia, we purchase our bottles from local suppliers. In Paraguay, we purchase our bottles locally from FPV, and in Uruguay, we purchase bottles from Brazil. We purchase locally most of our aluminum can and can-end requirements for our operations in Argentina. CBN absorbed a former subsidiary, Envases de Aluminio Boliviano S.R.L (“Enalbo”). It produces all of the aluminum can requirements for our breweries in Bolivia. We purchase aluminum cans locally for our requirements in Chile, and we import aluminum cans from Argentina to satisfy our requirements in Paraguay and Uruguay.

     As of August 2002, we stopped purchasing some of our label requirements from Belgium. We now purchase all of our labels locally and from Argentina for our requirements in Argentina, Bolivia, and Chile. We import labels from various countries for our requirements in Paraguay and Uruguay. We purchase crown tops locally and a small portion is imported from Brazil for our requirements in Argentina, Bolivia and Paraguay; we purchase crown tops locally in Chile; and we import crown tops from Brazil in Uruguay.

Raw Materials – Soft Drinks and Water

     We use concentrate, syrup, water, sugar and carbon dioxide gas, as well as containers purchased from third-party manufacturers in our production of soft drinks. For our soft drink production, our major raw material cost is for the purchase of PET which we buy locally, but whose price is determined based on international prices. We obtain water from publicly available supplies such as municipal water systems and from our own wells. We purchase most of our raw material requirements from local independent suppliers in Argentina and Uruguay; however, the prices charged by these suppliers may be tied to hard currencies.

     Our other important cost is related to the concentrate that we purchase from PepsiCo in local currency. Under the terms of our franchise arrangements, we must purchase all concentrate used to make PepsiCo® soft drinks from PepsiCo or its affiliates.

     In March 1998, Baesa entered into a five-year supply agreement with Alusud Argentina S.A. (“Alusud”) (now Amcor, “Amcor”) to supply us with preforms (which we use to blow into our plastic PET bottles). We renewed this supply contract for an additional 5-year term until June 2008. Under this agreement, Amcor manages and operates preform machines that we have leased to them and supplies us with 100% of our preform requirements. In Uruguay, we also purchase our preform requirements from Alcoa.

     During 2002, we introduced a returnable 1.25 liter glass bottle in the Argentine market. We purchase these bottles locally. We also purchase our 12-ounce bottles for the on-premise segment locally and from our Paraguayan subsidiary, FPV. None of the raw materials or supplies that we use is currently in short supply. In the past five years, we have experienced no material difficulties in obtaining adequate supplies of necessary materials and expect that we will be able to continue doing so, although we may experience shortages of some of these materials in the future due to factors beyond our control. We do not believe that we are dependent on any one supplier for a material portion of any of our raw materials with the exception of the concentrate we purchase from PepsiCo. See “—Material Licenses and Contracts—Relationship with PepsiCo” below. If necessary, we could satisfy our raw material requirements, other than concentrate used to make PepsiCo® soft drinks, from alternative suppliers.

MARKETING IN THE SOUTHERN CONE MARKETS

Marketing – Beer

     Product Presentations

     We sell 31 different brands of beer in 11 different presentations through all major channels of distribution throughout all of our markets. The vast majority of our beer sales in the southern cone markets are made in glass containers of various sizes. Our most important packaging is the one-liter returnable bottle, which represented more than 90% of our total beer sales volume in Argentina in 2003. This reflects the price advantage of the one-liter returnable packaging over others as well as traditional consumer preferences. Even though we have launched different non-returnable formats over time, the economic situation in most of our markets has led us to focus on returnable packaging. In 2003, aluminum can sales accounted for about 2% of our total sales volume in Argentina. Our volume of aluminum cans sold represented 5% in Bolivia, 13% in Chile, 13% in Paraguay and 1% in Uruguay. In Chile and Paraguay, the sales of this presentation increased significantly once local production of cans began in late 1999. We sell 30-liter kegs in all of our markets and 50-liter kegs in all of our markets except for Paraguay.

     We believe we have led packaging innovation in our markets over the years. In 2000, we launched 0.5 liter glass and PET non-returnable bottles under the Quilmes brand, the latter of which was the first to be introduced in the Argentine market. We also introduced a one-liter non-returnable bottle for the Iguana brand in Argentina. In

Uruguay, we introduced Pilsen in 0.5 liter non-returnable bottles. In Chile, we produce Becker and Báltica beer in a range of locally produced returnable and non-returnable bottle presentations with twist-off tops. In 2001, we launched a special Quilmes bottle of approximately one-third of a liter, with a sleeve decorated based on various themes; a limited edition 5 liter keg; a variety of new designs on our Quilmes cans; and a “shaped can” for the Quilmes Cristal brand as well. During 2003, we introduced a 330cc non-returnable bottle for our brand Huari in Bolivia among other new presentations, while in Uruguay we introduced a 960cc bottle for Norteña.

     Advertising and Promotional Activity

     We also invest in advertising and promotional activities to support the launch of new brands and packaging formats as well as to maintain the visibility of our other national and regional brands. We advertise and promote our beer primarily through television and radio campaigns and, to a lesser extent, through other media such as newspapers and magazines with large circulation, and billboards in strategic locations including stadiums and major intersections. We also use sponsorship of popular and highly publicized sports and other recreational events as well as sponsorship of individual sports teams as a means of advertising and marketing our products.

     During 2001, we continued to focus our marketing efforts on sports sponsorships including sponsorship of the national soccer team, the national rugby squad and the national basketball team in Argentina. We also sponsored the two most popular soccer teams in Argentina, the national soccer team in Uruguay and various soccer teams in Bolivia. During 2002, our Quilmes brand ceased to sponsor local soccer teams in Argentina except for a second-division soccer team based in Quilmes, but we continue to sponsor the national soccer team. This sponsorship was particularly important for us in 2002, a year in which the World Soccer Championship was played. We sponsored three national squads during this tournament, a major sporting event held every four years and followed by hundreds of millions of viewers worldwide. During 2003, we organized “Quilmes Rock Festival” again, which gathered more than 80 rock bands and approximately 100,000 people in 7 days. We increasingly engage in various “point of purchase” promotional activities at the trade level. In the on-premise segment, we place special emphasis on ensuring that our main outlets are easily identifiable through the use of promotional sun umbrellas, tables, chairs and draft beer columns displaying our brand logos. In Argentina, we have also established a trade marketing department which has been effective in coordinating consumer promotions and joint promotions with other brands, regions, channels and companies, in order to maximize the resources we devote to advertising and promotional activities. Also in Argentina, we have worked closely with our distribution network to provide proprietary merchandising manuals, supplementary training, benchmarking activities, marketing and sales software and advice on optimal infrastructure designs, among other actions.

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

     For 2003, our total investment in beer promotion and advertising as a percentage of sales was 8.4% in Argentina, 6.2% in Bolivia, 16.6% in Chile, 4.9% in Paraguay and 8.3% in Uruguay. As a consequence of our strategic relationship with AmBev, our investment in advertising and promotion declined as a percentage of revenues.

     Pricing

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

Marketing — Soft Drinks and Water

     Product Presentations

     Most of our products are sold in one-way presentations, principally PET bottles and cans. In any franchise area, we may sell products in as many as ten different types of packaging. PepsiCo must approve all of the packaging formats that we use for PepsiCo® soft drinks. In 2001, we introduced a new 12 ounce bottle (replacing the 10 ounce bottle) for the on-premise segment, the most profitable segment in the market. In 2002, we also introduced an 8-ounce bottle for the Seven-Up and Pepsi brands, targeted at kiosks and small grocery and convenience stores. In 2003, we introduced a proprietary PET bottle for all the soft drink brands.

     In order to reduce costs associated with one of our major raw materials used to produce plastic bottles for our soft drinks, and to make our products more affordable, we introduced the 1.25 liter returnable glass bottle in mid 2002. This format has met with continued success; by December 2003, it accounted for 17% of our sales.

     Advertising and Marketing Activity

     During 2003, we continued with the strategic decision not to participate in the B-brand segment of the market. Instead, we focused on promoting our leading brands through marketing campaigns, new product launches and packaging innovations. In addition to the enlargement of the territories covered with the 1.25 liter returnable glass bottle, we also (i) introduced a new Mirinda promotional campaign and launched two new flavors; (ii) began sponsoring the Argentine rugby team “Los Pumas” with our Paso de los Toros brand; (iii) launched Pepsi Twist Light; and (iv) in relation with Gatorade, we made the first promotion for this brand, and launched a new flavor called “Berry.”

     Also, through Pepsi, we continued sponsoring a popular Argentine soccer team since 2002. Our relationship with PepsiCo includes a marketing element to support the PepsiCo beverages we distribute in each of our franchise territories. See “—Material Licenses and Contracts—Relationship with PepsiCo” below.

COMPETITION IN THE SOUTHERN CONE MARKETS

Competition — Beer

     Factors influencing beer choice among consumers in the southern cone markets include price and product availability. Beer producers in these markets have responded to increased competition through promotional activities, enhanced customer service to retailers, and differentiation through brand presentation. Also, aside from competition with other beer brands, we compete against producers of wine and other alcoholic beverages as well as with other soft drink producers, although to a lesser extent.

     The beer business in each of our countries of operation has been characterized by strong competition among the major brewers. The participants in these markets include major local and international concerns with substantial financial resources and particular industrial strengths. In recent years these major competitors had expanded into new markets, engaged in intensive advertising and promotional campaigns, and introduced new brands. We have increased our advertising and promotion expenditures as new competitors have entered the market with the objective of building brand equity and protecting our market share. The consummation of our transactions with AmBev in January 2003, however, has somewhat changed the competitive environment in the southern cone markets, since this alliance combines the two largest beer companies in Argentina, Paraguay and Uruguay.

     We face competition from Warsteiner Brauerei Hans Cramer GmbH & Co. (“Warsteiner”), a large German brewer that serves the Argentine market from its 1.4 million hectoliter brewery at Zárate, also near Buenos Aires. We also compete with CCU of Chile which acquired the regional Argentine breweries Compañía Industrial Cervecería Salta S.A., Cervecería Santa Fé S.A. and Cervecería Córdoba S.A. CCU’s share of the Chilean beer market in 2003 was approximately 89%. CCU of Argentina entered into a brewing joint venture with Anheuser-Busch Companies, Inc. (“Anheuser-Busch”), the world’s largest brewer, to produce, market and distribute Anheuser-Busch’s Budweiser brand in Argentina. The joint venture also distributes the brands produced by CCU’s Argentine breweries, which have an installed capacity of 3.2 million hectoliters in Argentina.

     Subsequent to the termination of our relationship with Heineken, on January 14, 2003, Heineken announced that it would acquire a 50% stake in IRSA which owns 62% of CCU. As part of its purchase of the 50% stake in IRSA, Heineken transferred the licensing agreements to produce the Heineken brand in Chile and Argentina to CCU. Therefore, we have begun to compete with Heineken, which is being produced and sold by CCU, in the Chilean and Argentinean markets.

     Until January 31, 2003, we also faced competition from AmBev, who served the Argentine market from its 2.9 million hectoliter brewery at Luján, near Buenos Aires. As a condition to approving some of our transactions with AmBev, the Argentine antitrust authorities have required AmBev to transfer this brewery to a purchaser. See “—History and Development—Recent Events—Relationship with AmBev—Approval of the Argentine Antitrust Authorities; Actions by CCU.”

     In Argentina, we have met the challenge of increased competition by giving our sales force greater autonomy to make sales decisions more quickly in response to location-specific needs. According to Nielsen Argentina, as a consequence of the integration of AmBev’s portfolio, our market share of the Argentine beer market in 2003 was 80%, compared with 64.5% in 2002 and 67.9% in 2001. See “—History and Development—Recent Events—Relationship with AmBev.” However, we cannot guarantee that the economic situation in Argentina or other factors such as aggressive action by our competitors will not cause us to lose market share in our most important market.

     Due to the acquisition of our two previous competitors, CBN and CBNSC, our market share in Bolivia increased to approximately 98.1% in 2001 and currently remains above 97%. Our only competition stems from imported beer and minor local brewers.

     In Chile, we continue to be the new entrant challenging the leadership of CCU. In 2003, pursuant to its rights under the Memorandum of Agreement between Heineken and Quinsa, Heineken delivered a notice to the Company terminating the Heineken License, under which we produced, marketed and distributed the Heineken brand. See “—History and Development—Recent Events—Relationship with AmBev—Settlement with Heineken.” Therefore, as of June 2003, we no longer produce nor sell the Heineken brand. Subsequent to the termination of our relationship with Heineken, on January 14, 2003, Heineken announced that it would acquire a 50% stake in IRSA which owns 62% of CCU. As part of its purchase of the 50% stake in IRSA, Heineken transferred the licensing agreements to produce the Heineken brand in Chile and Argentina to CCU. Therefore, we have begun to compete with Heineken, which is being produced and sold by CCU in at least some of our markets, including Chile, where Heineken represented a significant portion of our sales. As a consequence of lower beer sale volumes in Chile, we have re-defined our beer business in the country, focusing on streamlining the costs of our beer operations while focusing on repositioning our Becker brand. Through our goal of redefining Becker’s position in the market with respect to target consumers and venues, we achieved better results than in the previous year. We cannot guarantee that we will be able to replace our lost sales due to our loss of the Heineken brand, nor can we assure you that our sales volume will continue to increase in the future.

     In Paraguay and Uruguay, our main competitor until 2003 was AmBev. Our strategic relationship with AmBev gives us a combined market share of 94.3% in Paraguay and 98.5% in Uruguay based on management estimates.

Competition — Soft Drinks

     The soft drink industry is highly competitive. Our main competitors are local bottlers of Coca-Cola® brands and bottlers of second-tier brands (“B-brands”). In recent years, B-brands have substantially increased their presence in our core markets. These actions eroded our market share in the Buenos Aires metropolitan area, our main region in Argentina, from approximately 27.0% in 2000 to approximately 21.1% in 2003. In 2003, our market share in Uruguay was 9.8%. We have responded to competition in our soft drink markets through marketing and promotions in diverse segments.

     B-brands have historically competed based on their price. Due to worsened economic conditions that have affected our markets in recent years, these brands were having greater difficulty negotiating terms with suppliers and with clients, notably supermarkets. This led to difficulties in terms of financing their working capital and therefore, we had expected less aggressive competition in the future from these low-priced brands. During 2003, the lower volatility of financial and economic indicators allowed B-brand producers to stabilize what had been a declining market share, and that now accounts for approximately 25% of the market. We made a strategic decision in 2002 not to participate in the B-brand segment of the market, where profitability is lower, focusing instead on the top, A-Brand segment.

     In February 2004, the spin-off of the beer (including soft drink, malt and cider) and water business and the subsequent addition to FNC of Salus’ spin-off beer business was executed. See “Note 3 to our Consolidated Financial Statements.”

MATERIAL LICENSES AND CONTRACTS

Relationship with Heineken

     From 1984 to January 13, 2003, Heineken owned a 15% equity interest in our principal subsidiary, QI(B), while we retained the remaining 85%.

     QI(B) Shareholders’ Agreement

     Prior to January 13, 2003, Heineken was an investor in QI(B). Our relationship with Heineken was governed by a shareholders’ agreement (the “QI(B) Shareholders’ Agreement”) that gave Heineken the right to nominate a certain number of nominees to the QI(B) Board of Directors and to the boards of various operating companies. Through January 13, 2003, the Board of Directors of QI(B) contained two Heineken nominees and six Quinsa nominees. In addition, the QI(B) Shareholders’ Agreement required the QI(B) Board of Directors and shareholders to obtain the consent of Heineken (such consent not to be unreasonably withheld by Heineken) prior to undertaking certain corporate actions including the issuance of new QI(B) shares, changes to QI(B)’s articles of association and by-laws, reinvestment of dividends received by QI(B) from its operating subsidiaries and a liquidation of QI(B).

     Heineken was allowed to export its products for sale in Argentina, Chile, Paraguay or Uruguay only to the extent that (i) our local operating company was unable to meet demand for those products; and (ii) such products were not produced locally under a Heineken license. Pursuant to trademark license agreements, we brewed the Heineken brand in Argentina beginning in 1997, and in Chile beginning in 1999. We ceased to produce the Heineken brand as of June 2003, as further described below.

     Under the QI(B) Shareholders’ Agreement, Heineken was able to require us to purchase Heineken’s interest in QI(B) at fair value if, without Heineken’s consent, we either (a) produced or sold, other than through QI(B), a beer brand from a non-Argentine brewery under a trademark or license and such beer was not produced by a Heineken group company, or (b) engaged a company that did not belong to the Heineken group for the provision of technical advice. The AmBev transactions did not trigger this right because the AmBev beer brands were to be produced and sold through QI(B). In any event, these restrictions ended with the termination of the QI(B) Shareholders’ Agreement described below.

     Technical Assistance Agreements

     Our relationship with Heineken as a technical adviser was governed by technical assistance agreements relating to both our brewing and malting operations. These agreements covered issues relating to both product quality and the maintenance of production equipment and facilities. In 2001, 2002 and 2003, fees and expenses paid for services provided by Heineken were US$1.0 million, US$1.5 million and US$0.1 million, respectively (excluding salaries paid by us to no more than five Heineken employees in each year). These fees and expenses were included as technical advisory service expenses within cost of goods sold in the Consolidated Statement of Income.

     Termination of QI(B) Shareholders’ Agreement and Technical Assistance Agreements

     In June 2002, we received a notice from the ICC stating that Heineken had begun an arbitration proceeding against us and BAC alleging that the proposed AmBev transactions violated certain contracts between Heineken and us and asking that the arbitration panel (i) prohibit completion of the AmBev transactions; (ii) declare that Heineken is entitled to purchase Quinsa’s 85% interest in QI(B) for terms economically equivalent to the value placed by QI(B) on the AmBev transactions; and (iii) award money damages to Heineken of an unspecified amount.

Subsequently however, on January 13, 2003, Quinsa, BAC and Heineken, and certain of their respective affiliates entered into a Memorandum of Agreement whereby the parties agreed to settle all disputes and claims brought by and against each other. The Memorandum of Agreement provided, among other things, for (i) the purchase by BAC from Heineken of all the shares of QI(B) held by Heineken for US$102.7 million; (ii) the declaration and payment by QI(B), prior to January 15, 2002, of a dividend in the amount of US$26.5 million, 15% of which would go to Heineken; (iii) the termination of the QI(B) Shareholders’ Agreement between QI(B), Heineken and Quinsa; and (iv) the termination of the Technical Assistance Agreements between Heineken and QI(B) or its operating companies.

     Transfer of Heineken License

     In addition, under the Memorandum of Agreement, Heineken had the option until December 31, 2004 to terminate its license agreements with QI(B) or its relevant operating company granting the licensee the rights to produce, sell and distribute Heineken beer in the licensee’s territory. Heineken subsequently delivered a notice to the Company terminating the trademark license as of June 17, 2003. See “—History and Development—Recent Events—Relationship with AmBev—Settlement with Heineken.”

     Under the QI(B) Shareholders’ Agreement, we were only able to launch a new beer product or enter into a new marketing venture in Argentina, Paraguay or Uruguay if we conducted our business through QI(B) or one of its subsidiaries. In addition, the QI(B) Shareholders’ Agreement required the QI(B) Board of Directors and shareholders to obtain the consent of Heineken (such consent not to be unreasonably withheld by Heineken) prior to undertaking certain corporate actions including the issuance of new QI(B) shares, changes to QI(B)’s articles of association and by-laws and the reinvestment of dividends received by QI(B) from its operating subsidiaries. With the termination of this Shareholders’ Agreement, we have more flexibility to evaluate new product and marketing ideas. Furthermore, the QI(B) Board of Directors is not dependent on the consent of an outside party with respect to the taking of certain actions.

     Our alliance with Heineken, including all of the related legal agreements and licenses, terminated in 2003. The termination of these agreements paved the way for Heineken to compete with us directly. We believe the Heineken brand to be the largest brand in the premium segment of the market in Argentina and Chile, according to our internal estimates. However, Heineken accounted for less than 2% of our sales in Argentina, and approximately 22% of our sales in Chile. These two countries accounted for the vast majority of Heineken’s sales in the southern cone markets. We are currently evaluating possible options to add a new premium brand to our brand portfolio. Nonetheless, the loss of sales from Heineken did not have a significant impact on our results in 2003. In Chile, although total volumes decreased 3% for the year, this was exclusively due to the loss of the Heineken brand. In fact, the rest of our portfolio grew by 11.1% during 2003. This was achieved by defining a new role for Becker and focusing marketing actions on that brand. In 2003, Heineken acquired a 50% stake in the controlling company of CCU and entered into licensing arrangements to permit the subsidiary to manufacture and sell Heineken beer in Chile. Although in 2003, our results of operations were not materially impacted by these developments, we cannot assure that future operations will not be adversely affected by them.

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

     Our franchise commitment letters with PepsiCo require us to attain minimum volume and market share levels of the cola market, flavored soft drink market and total markets, as well as minimum levels of nominal and effective distribution. While these goals are negotiated on an annual basis, they vary by franchise territory. Similarly, our exclusive bottling arrangements require us to meet specified market share, distribution and expenditure targets for the PepsiCo® products that are covered by the corresponding franchise commitment letters.

     Our agreements with PepsiCo define the amount that we are required to spend for marketing activities, usually as a percentage of total concentrate purchases. These agreements also establish a framework for funding marketing expenditures in each of our franchise territories. Pursuant to these agreements, each franchise territory develops, in cooperation with PepsiCo, an annual marketing plan to promote PepsiCo® products in that territory. The annual marketing plan defines the types and amounts of advertising and promotional expenses and investments in marketing-related assets that we are required to fund in each territory. In our franchise territories, PepsiCo sets aside a percentage of the amount we pay for concentrate to support these marketing activities. PepsiCo either gives us these amounts or purchases services or goods directly from third parties, in both cases to support marketing activities. If we fail to submit our annual marketing and advertising plans each year to PepsiCo for its review and approval, or fail to carry out these plans in all material respects, PepsiCo is entitled to terminate the franchise agreement. Any termination of our franchise arrangement with PepsiCo would severely impact our soft drink operations. See also “Item 3. Key Information—Risk Factors—Risk Factors Relating to Quinsa—We face competition that threatens our market share.”

REGULATION

Production and Marketing

     Unlike many other countries, the southern cone countries do not heavily regulate the production and marketing of alcoholic beverages. We are not required to comply with any significant regulations, other than with standards imposed by food and health regulatory agencies, applicable to our production and marketing of beer, soft drinks and bottled water.

     The drinking age is 18 years in Bolivia, 20 years in Paraguay and 18 years in Chile and Uruguay. In Argentina, a federal law prohibits the sale of alcoholic beverages to persons under 18 years of age. The law also establishes specific rules with respect to the advertising of alcoholic products, including prohibiting the participation of underage persons in such advertising or any advertising message that alcohol improves either physical, sexual or intellectual performance. This law also requires that all alcoholic drink packaging and advertising state that alcoholic beverages may not be sold to persons under the age of 18 and that such beverages should be drunk in moderation. As of December 2003 it is forbidden to sell beer in kiosks in Buenos Aires city. In the province of Buenos Aires, a license is required to sell alcohol. Paraguayan law bans any portrayal of children, family life, the work environment and sports in alcoholic beverage advertisements, and also regulates the form, duration and time of the day during which the advertisements can be shown on TV. In Paraguay, advertisement can only be shown on TV after 8 p.m. In Bolivia, advertisements cannot show people actually drinking beer, they cannot involve children and they must include a warning against excessive drinking. In Chile, advertisements can only be shown on TV after 10 p.m., and licenses are necessary for on-premise consumption. In Uruguay, there are no legal restrictions regarding advertisements. However, there is an agreement between advertisers and the government that the advertisement should encourage moderate consumption, be adult-oriented and should not appear in children’s or youth programming.

Pricing Controls, Excise Taxes and Import Tariffs

     There are no formal governmental price controls on the wholesale or retail prices of beer, soft drinks and water in our countries of operation. Sales of our products are subject to a variety of excise and value-added taxes that are generally passed on to consumers. During 2003, the Bolivian government increased the excise tax on beer by 0.6%. In addition, in January 2004, this tax was further increased by 3.2%. This is a fixed amount calculated on a per hectoliter basis. As of 2003, this tax was adjusted based on inflation. In 2003, we paid approximately US$76.0 million in excise taxes on a consolidated basis. Any increase in such taxes may have an adverse effect on the consumption of our products and, to the extent we are not able to pass on such taxes to consumers, may have a material adverse effect on our financial condition and results of operations. Our imports and sales of beer and soft drink products and ingredients across the borders of our countries of operation are subject to customs tariffs and duties. In 2003, we paid US$2.4 million in such charges on a consolidated basis. Operation of the Mercosur Treaty, a common market agreement among Argentina, Brazil, Paraguay and Uruguay, should result in a gradual decrease in such tariff charges.

Environmental Regulation; Occupational Safety and Quality Control

     Our operations are subject to national and local environmental laws and regulations in each of the southern cone countries. The level of environmental regulation and enforcement of such regulation is increasing in each of our markets. All of our business units already comply with the environmental regulations of their respective jurisdiction, so that incremental investments in this area are marginal. However, we cannot guarantee that there will not be significant changes in the regulatory environment. During 2003, our investments in this area were not material, accounting for no more than 1% of our capital expenditures.

     In addition to efforts to comply with environmental regulation, we also undertook efforts to improve the quality control systems in our plants and distribution centers as well as the implementation of occupational safety measures in Argentina. We intend to continue to focus on these areas in the future.

ORGANIZATIONAL STRUCTURE

     We are a Luxembourg holding company that operates through our subsidiaries, principally QI(B), in which we hold an 87.63% interest.
QI(B) has direct and indirect holdings in our various operating subsidiaries in Argentina, Bolivia, Chile, Paraguay and Uruguay. These holdings range from 99.69% and 100% in CMQ and in our Chilean subsidiary, Cervecería Chile, respectively, to as low as 57.97% in Colosas S.A., one of our Paraguayan subsidiaries. QI(B) owns a 48.82% interest in Eco de los Andes, a company that sells mineral water in Argentina. Pursuant to the strategic alliance agreement with AmBev, the Company acquired 100% of Linthal in exchange for 26,388,914 newly issued Quinsa Class B shares.

     We conduct our operations through various subsidiaries in which, in certain cases, minority shareholders hold significant interests. Most notably, Heineken held 15% of the capital stock of our principal subsidiary, QI(B) until January 13, 2003. Heineken’s former stake was acquired by AmBev and BAC. Subsequently, Quinsa contributed the assets it received from AmBev as a result of our strategic alliance, to
QI(B). Therefore Quinsa currently owns 87.63% of QI(B), while AmBev owns an indirect 7.05% and BAC owns 5.32%. See “—History and Development—Recent Events—Relationship with AmBev—Settlement Agreement with Heineken.”

     The following chart shows our corporate structure and our ownership interest in our principal operating subsidiaries in Argentina, Bolivia, Chile, Paraguay and Uruguay as of June 16, 2004:

     * QI(B) holds its interest in Cervecería Chile directly and through wholly-owned U.S. and Chilean non-operating subsidiaries.

     * The ownership interest information provided above corresponds to voting control.

     For a list of our direct and indirect equity holdings in each of the companies which form the Quinsa group as of December 31, 2003, see Note 5 to the Consolidated Financial Statements.

PROPERTY, PLANT AND EQUIPMENT

Property

     Our properties consist primarily of brewing, malting, bottling, distribution and office facilities in Argentina, Bolivia, Chile, Paraguay and Uruguay. There are no major encumbrances on our properties and we have no major leased properties. Set forth below by country and type of facility is certain information, as of December 31, 2003, regarding our principal production facilities, all of which we own.

Type of Facility	Location	Technical Capacity		Average Utilized (1)
		(hectoliters in thousands)
Brewery	Quilmes – Argentina	5,050		57%
Brewery	Zárate – Argentina	4,400		65%
Brewery	Luján – Argentina	2,900		55%
Brewery	Mendoza – Argentina	2,000		58%
Brewery	Corrientes – Argentina	1,700		55%
Beer Bottling Facility	Tucumán – Argentina	1,200		66%
Malting Plant	Tres Arroyos – Argentina	93,000	(2)	97%
Malting Plant	Llavallol – Argentina (3)	25,000	(2)	95%
Brewery	La Paz – Bolivia	1,058		80%
Brewery	Taquiña – Bolivia	626		29%
Brewery	Santa Cruz – Bolivia	640		82%
Brewery	Santa Cruz – Bolivia (4)	572		20%
Brewery	Huari – Bolivia	199		72%
Brewery	Tarija – Bolivia	38		57%
Brewery	Santiago – Chile	759		55%
Brewery	Ypané – Paraguay	2,208		67%
Brewery	Montevideo – Uruguay	831		41%
Brewery	Minas – Uruguay	383		32%
Soft Drinks	Montevideo – Uruguay	708		27%
Soft Drinks	Buenos Aires South – Argentina	10,500		39%
Juices	Buenos Aires South – Argentina	410		10%
Isotonics(5)	Buenos Aires – Argentina	460		27%
Soft Drinks	Córdoba – Argentina	2,100		38%
Soft Drinks	Tucumán – Argentina	2,400		30%
Soft Drinks	Trelew – Argentina	570		21%

(1)	Demand for our products is subject to marked seasonal fluctuations. Consequently, the utilized capacity of our production facilities during peak months may be considerably higher than the averages shown above. In addition, average utilized capacity does not necessarily reflect capacity utilization for any particular presentation.

(2)	Measured in tons.

(3)	As a condition to their approval of our alliance with AmBev, the Argentine antitrust authorities have required us to sell this facility or lease it to third parties for at least 10 years.

(4)	Closed in April 2004.

(5)	We own only the plant and the equipment at this facility, which we use as a filling line for the Gatorade® brands we produce. We do not own the underlying land, although we are not required to pay any amounts under a lease for use of such land.

     During 2003 we changed the way we measure the capacity of the soft drink plants and this is the reason for the increase in capacity.

     To the best of our knowledge, there are no existing environmental issues affecting our use of these facilities.

Plant Investment/Productivity Gains

     From January 1, 2001, through December 31, 2003, we invested approximately US$108.4 million (excluding expenditures for bottles, crates and acquisitions) to modernize and expand the capacity of existing facilities. In

2004, we intend, business conditions permitting, to spend approximately US$66 million for capital expenditures including bottles and crates. Capital expenditures in 2003, excluding bottles, crates and acquisitions were US$25.3 million. These were related primarily to the purchase of coolers to place at points of sale and the installation of a filling line for our soft drink business in Argentina. Other than these expenditures, there were no significant investments to expand capacity. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.” After the completion of our strategic relationship with AmBev, we in fact closed AmBev’s brewery in Paraguay and one of their plants in Uruguay. In addition, as a condition to the approval of our alliance with AmBev, the Argentine regulatory authorities have required us to sell AmBev’s brewery in Argentina. See “—History and Development—Recent Events—Relationship with AmBev—Approval of the Argentina Regulatory Authorities; Actions by CCU.”

     Increased brewing capacity in recent years has allowed us to participate in periods of beer consumption growth. Recent and future increases in capacity should allow us to meet customer demand although there may continue to be short periods, particularly during the high summer season, when we are constrained for capacity. Since our business market is seasonal, we typically advance production ahead of the high season and store our surplus until it is sold. We have been able to increase productivity in recent years with more technologically advanced facilities. The strength of our cash flow from operations in past years has allowed us to finance capital expenditures with relatively low levels of long term debt. However, given the volatility of the markets we do business in, this may not continue to be the case in the future. Our investments for 2004 are projected to include the expansion of capacity at our Tres Arroyos malting plant in Argentina by approximately 35%, with an investment of approximately US$8.0 million. This will be completed by the year 2005. In Bolivia, as a consequence of having closed our Ducal plant in Santa Cruz, we are expanding the capacity of our other plant in that city by approximately 30% with an investment of US$3.2 million. Further, we are analyzing the possibility of refurbishing our glass bottle production facility in Paraguay (FPV) which will require an investment of between US$10 million and US$15 million. This project would be finalized in 2005.

     With regard to our soft drinks business, the only capacity expansion we completed in 2002 was related to the introduction of our returnable glass bottles. In 2003, our investments were mostly related to bottles and crates, and to the purchase of a new filling line for Tucumán.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INTRODUCTION

     The following Operating and Financial Review and Prospects should be read together with “Item 3. Key Information—Selected Financial Data” and our Consolidated Financial Statements and related notes appearing elsewhere in this annual report. The Consolidated Financial Statements have been prepared in accordance with Luxembourg GAAP, which differs in certain significant respects from U.S. GAAP. Note 28 to the Consolidated Financial Statements provides a description of the principal differences between Luxembourg GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of shareholders’ equity as of December 31, 2003 and 2002 and net income (loss) for the years ended December 31, 2003, 2002 and 2001. The differences involve methods of measuring the amounts shown in the Consolidated Financial Statements as well as additional disclosures required by U.S. GAAP. The reconciliation does not include disclosure of all information that would be required by U.S. GAAP and Regulation S-X of the Exchange Act.

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

Principal differences between Luxembourg GAAP and U.S. GAAP

     We prepare our consolidated financial statements in accordance with Luxembourg GAAP which differ in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the

Exchange Act. Our Consolidated Financial Statements include solely a reconciliation of net income (loss) and shareholders’ equity to U.S. GAAP. Pursuant to Item 17 of Form 20-F, such reconciliation does not include disclosure of all information that would be required by U.S. GAAP and Regulation S-X of the Exchange Act, with the exception of the presentation of the statement of other comprehensive income as required by SFAS No. 130, “Reporting Comprehensive Income.” See Note 28 to our Consolidated Financial Statements for details.

     The principal differences between Luxembourg GAAP and U.S. GAAP, as they relate to us, are summarized as follows:

a.	the application of SFAS No. 52 to the translation into U.S. dollars of the financial statements of our foreign subsidiaries;

b.	the reversal of the impairment charge of intangible assets recognized under Luxembourg GAAP during 2002 and the related effect on amortization expense in 2003;

c.	the reversal of the write-down of inventories recognized under Luxembourg GAAP in 2002 and the related impact on reported earnings during 2003;

d.	the recognition of certain impairment losses under U.S. GAAP when the criteria for recognizing impairment losses for assets held for disposal, as specified in Staff Accounting Bulletin No. 100 and SFAS No. 121, were met, and the reversal of the subsequent partial restoration recognized under Luxembourg GAAP in 2003;

e.	certain differences in the application of the purchase method of the acquisition of businesses, including:

1.	the reversal of certain liabilities pertaining to restructuring charges recognized as part of the purchase price allocation of certain acquisitions because the criteria for recognizing such liabilities, as specified in EITF 95-3 were not met;

2.	the reduction of goodwill for tax benefits derived from a valuation allowance associated with our acquisition of Baesa under U.S. GAAP while such benefits were charged to income under Luxembourg GAAP;

3.	the application of EITF 99-12 in determining the purchase price under U.S. GAAP in connection with the acquisition of Linthal;

4.	the recognition of the costs of registering and issuing our shares in connection with the acquisition of Linthal as a reduction of the otherwise determinable fair value of the securities in accordance with FAS No. 141, while under Luxembourg GAAP these costs were considered as part of the purchase price in accounting for the acquisition; and

5.	the recognition under U.S. GAAP of identifiable intangible assets, apart from goodwill, and their related deferred tax liabilities.

f.	the accounting of certain business combinations accounted for as purchases under Luxembourg GAAP while they were accounted for in a manner similar to a pooling-of-interests under U.S. GAAP;

g.	the recognition of treasury stock as a separate component of shareholders’ equity under U.S. GAAP;

h.	the recognition of certain restructuring costs under U.S. GAAP when the criteria for recognizing restructuring charges, as specified in the EITF 94-3, are met;

i.	the retroactive adjustment, as required by APB No. 18, to reflect investment in CBN under the equity method of accounting;

j.	other minor and not significant adjustments presented on an aggregated basis, including:

1.	the deferral of certain pension costs over the remaining service years of the beneficiaries under U.S. GAAP;

2.	the deferral and amortization in 5 years of certain technical fees incurred in the construction of a plant under Luxembourg GAAP while under U.S. GAAP such costs were capitalized as part of the cost of the asset and are being depreciated on a straight-line basis over periods ranging from 15 to 50 years;

3.	the deferral of certain advertising and other marketing costs under Luxembourg GAAP while they are expensed as incurred under U.S. GAAP;

     k. the effect on deferred income taxes of the foregoing reconciling items, as appropriate; and

     l. the effect on minority interest of the foregoing reconciling items, as appropriate.

     We have elected to present the statements of cash flows in the primary financial statements using the guidance set forth in SFAS No. 95 (“Statement of Cash Flows”) but using Luxembourg GAAP numbers. Since we consider all highly liquid investments with original maturities of three months or less to be cash equivalents, no differences exist between cash flows from operating, investing and financing activities reported in the primary financial statements and cash flows from operating, investing and financing activities that would be reported in a statement of cash flows prepared using U.S. GAAP numbers.

     There are additional distinctions between Luxembourg GAAP and U.S. GAAP. First, certain significant differences exist between Luxembourg GAAP and U.S. GAAP in connection with the presentation of balance sheet items. Generally, under Luxembourg GAAP, items with a lower degree of liquidity are disclosed before items which have higher convertibility into cash. In addition, certain captioned items differ from balance sheets presented under U.S. GAAP formats. For U.S. GAAP purposes, at December 31, 2002, because our financial debts were callable by the creditors, we had not obtained a permanent waiver and there was no assurance that an acceleration would not take place within a one-year period, classifying the entire outstanding balance as a current liability. Second, certain significant differences exist between Luxembourg GAAP and U.S. GAAP in connection with the presentation of statement of income line items. In addition, certain financial results and most of other income and expense items included in our Luxembourg GAAP financial statements would be included in the determination of operating income (loss) for U.S. GAAP purposes.

OPERATING RESULTS

     We are a holding company that provides beer, soft drinks and water across the southern half of Latin America in Argentina, Bolivia, Chile, Paraguay and Uruguay through our majority-owned subsidiary QI(B) and its direct and indirect subsidiaries. Factors such as the impact of price changes in our products, inflation, currency fluctuations and the economic, monetary, fiscal and political policies of the governments of the countries in which we operate are important in determining our financial results. In addition, our critical accounting policies also have a significant effect on our consolidated results of operations.

Impact of Changes in our Prices and Changes in Volumes Sold on our Net Sales

     Our consolidated net sales were US$622.7 million in 2003, compared to US$468.6 million in 2002 and US$938.7 million in 2001. The improvement in 2003 compared to 2002 was principally the result of higher average prices for beer and soft drinks combined with increased volumes sold due to strong market performance in Argentina and the contribution of volumes sold by AmBev’s former subsidiaries in Argentina, Paraguay and Uruguay since February 2003. Appreciation of the peso also helped increase prices in U.S. dollar terms. The decline in 2002 compared to 2001 was principally due to the devaluation of the Argentine peso, which caused our average sale prices to decline when measured in U.S. dollars, and to lower beer volumes sold in Argentina and Paraguay. Thus, for example, in our largest market, Argentina, the peso rate per U.S. dollar fluctuated significantly, being at P$1.00, P$3.36 and P$2.93 on December 31, 2001, 2002 and 2003, respectively.

Impact of Inflation

     Our operations are carried out in countries that have experienced high inflation and/or governmental price control in the past. Our sales and the majority of our operating costs in each of Argentina, Bolivia, Chile, Paraguay and Uruguay are denominated in the currency of the respective countries, while borrowings and purchases of machinery and equipment are usually made in U.S. dollars. For periods when the rate of devaluation of the local currency against the U.S. dollar exceeds the rate of inflation, our income statement amounts tend to be lower when translated into U.S. dollars. In fact, from 2001 to 2002, when such a trend occurred in the majority of our markets, it resulted in the reduction of our sales prices measured in U.S. dollars. Even though the rate of inflation in Argentina has begun to return to previous levels, declining to 4% in 2003 and to 1% during the first quarter of 2004, there can be no assurance that such recent levels will be maintained in the future and that significant inflation will not occur again in the southern cone markets.

     The following table provides information relating to the rates of inflation, as measured by certain national consumer price indexes, as well as the rates of devaluation or appreciation in the southern cone markets for 2001 through 2003:

	2001		2002	2003
Argentina
(Deflation)/Inflation	(1.6%)		40.9%	3.7%
Currency (Devaluation)/Appreciation	0	%(1)	(236.3%)	13.0%
Bolivia
Inflation	0.9%		2.5%	3.9%
Currency (Devaluation)	(6.7%)		(9.8%)	(4.5%)
Chile
Inflation	2.6%		2.8%	1.1%
Currency (Devaluation)/Appreciation	(15.1%)		(9.0%)	17.7%
Paraguay
Inflation	8.4%		14.6%	9.3%
Currency (Devaluation)/Appreciation	(33.2%)		(52.1%)	15.3%
Uruguay
Inflation	3.6%		25.9%	10.2%
Currency (Devaluation)	(18.1%)		(84.3%)	(7.8%)

Note:	Currency devaluation/appreciation figures are based on official U.S. dollar exchange rates and are derived by dividing the exchange rate at year-end for the current period by the exchange rate at year-end for the previous period.

(1)	Beginning December 21, 2001, all working days until the end of the year were declared bank holidays. On January 11, 2002, the peso began trading on a floating rate exchange system, after ten years of dollar-peso parity under the Convertibility Law which had fixed the exchange rate at P$1.00 to US$1.00. Because an exact exchange rate between the peso and dollar did not exist at the balance sheet date, the first subsequent rate (P$1.70 per US$1.00) was used for translating monetary assets and liabilities of the Argentine subsidiaries at December 31, 2001. With the floating rate system, the peso devalued significantly in 2002, and as of December 31, 2002, the exchange rate was P$3.36 per US$1.00. As of December 31, 2003, the exchange rate was P$2.93 per US$1.00.

Impact of Currency Fluctuations

     Currency fluctuations have a large impact on our revenues when measured in U.S. dollars. Our net sales are realized, and a portion of our cash costs and expenses are incurred locally and are thus denominated in local currency. However, on a consolidated basis, approximately 35% of our cash costs and expenses (i.e. excluding depreciation) for 2003 were costs either incurred in hard currencies or pegged to the U.S. dollar. Most of these costs were related to raw materials purchased from other southern cone markets.

     In recent years the peso rate per U.S. dollar has fluctuated significantly, being at P$1.00, P$3.36 and P$2.93 on December 31, 2001, 2002 and 2003, respectively. While the Argentine economic situation appears to have stabilized, no assurance can be given that this will continue in the future. Because we currently only hedge our foreign exchange exposure on a limited basis, our results of operation and liquidity may be adversely affected by exchange rate movements.

     Financial statements of our foreign consolidated and unconsolidated subsidiaries have been translated into U.S. dollars on the basis of the financial statements of such subsidiaries expressed in the local currency of the country of origin. The method of translation involves the translation of property, other long-lived assets, long-term liabilities and related statement of income accounts at historical rates of exchange. Additionally, net monetary asset and liability related translation adjustments are included in our financial results in the period in which they occur. Assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rates as of year-end. Transactions denominated in foreign currencies are translated into U.S. dollars at the prevailing exchange rates on the date of the transaction settlement. See Note 28 to the Consolidated Financial Statements for a description of foreign currency translation differences between Luxembourg GAAP and U.S. GAAP.

Impact of Economic, Fiscal, Monetary and Political Policies on Our Operations

     Economic Crisis in Argentina

     We carry out a significant portion of our business in Argentina, through our principal subsidiary, CMQ. Starting in the fourth quarter of 1998 and until the end of 2002, the Argentine economy went through a recession. During the second half of 2001, Argentina’s recession worsened significantly, precipitating a political and economic crisis. On December 3, 2001, the Argentine government instituted measures restricting the availability and circulation of cash and the transfer of foreign currency abroad. On December 21, 2001, the government declared a bank holiday that lasted through the end of 2001, and subsequently defaulted on its sovereign debt.

     On January 6, 2002, the Argentine Congress enacted the Public Emergency Law, which amended certain provisions of the Convertibility Law and eliminated the requirement that the Argentine Central Bank’s reserves in gold and foreign currency at all times be equivalent to at least 100% of the monetary base. The Public Emergency Law abolished the U.S. dollar to Argentine peso parity regime that had been in place for a decade, and granted the executive branch the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market.

     The situation in Argentina led to a significant decrease in the demand for goods and services and a large rise in the level of unemployment. Listed below are some of the measures adopted by the government in Argentina over the past two years.

     Transfers outside Argentina

     Beginning on December 3, 2001, the Argentine government imposed a number of monetary and currency exchange control measures that included restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad, including for purposes of paying principal and interest on debt and dividends. This affected CMQ’s ability to pay dividends to us as well as CMQ’s ability to make payments on its indebtedness to foreign creditors. Subsequent to the date of our Consolidated Financial Statements for the fiscal year 2002, restrictions requiring the Central Bank’s prior authorization for the transfer of funds abroad in order to make payments of principal and/or interest were progressively reduced from January to May 2003. Since July 2003, the Central Bank has allowed transfer of funds abroad to prepay principal under financial debts, as long as the amount so prepaid does not exceed the present value of the debt, calculated using a discount rate equal to the rate implied in U.S. currency future transactions (180 days) carried out in regulated local markets. Also, unpaid interest may be paid abroad if such payment relates to obligations that were in place during 2002 or is related to a restructuring process. The Central Bank has authorized, within certain limitations and for the period beginning on August 18, 2003 and ending on December 31, 2004, the acquisition of foreign currency to be held abroad until used to pay down debt. Limitations include the amounts that can be acquired, which are a function of the total amount of debt restructured as from August 18, 2003, and the fact that the foreign currency must be used to pay debt no later than 180 days after having been acquired. Also, funds may be transferred abroad to pay interest and principal maturities on debts, on the day of maturity. In addition, funds may now be transferred abroad without previous authorization of the Central Bank in order to pay dividends corresponding to prior periods provided that we have audited financial statements from independent accountants for such periods.

     Deposits in Argentine financial institutions

     Beginning on February 3, 2002, deposits in U.S. dollars or other foreign currencies in Argentine financial institutions were converted to pesos at the exchange rate of P$1.40 per US$1.00 or its equivalent in such other currency. This did not impact our results of operation in Argentina.

     Conversion of foreign currency denominated debts governed by Argentine law

     Debts in U.S. dollars or other foreign currencies in the Argentine financial system were converted to pesos at the exchange rate of P$1.00 per US$1.00 or its equivalent in another currency. As of February 3, 2002, the CER plus an interest rate was applied to these debts. The CER is an index that measures the daily rate of change derived from the monthly change in the Consumer Price Index (CPI) published by the INDEC. However, because we have no material indebtedness governed by Argentine law, this policy did not impact our results of operation in any significant way.

     Credits and debts not related to the banking sector

     Obligations, unrelated to the banking sector, to pay sums denominated in U.S. dollars or other foreign currency, were, regardless of their origin or nature, converted to pesos at a P$1.00 to US$1.00 exchange rate. The CER was applied to these balances as of February 3, 2002. If application of this provision led to the resulting value of the item, good or service being higher or lower at the time of payment, the affected party could request a fair readjustment of the price. If no agreement could be reached, the case was submitted to the Argentine courts. However, because we had no material credits and debts of this nature this provision did not impact our results of operations in any significant way.

     Deferral of the deductions from income tax

     The net negative results caused by the devaluation of the peso, which occurred on January 11, 2002, are deductible from taxable income over a five-year period beginning in 2002.

     Impact on financial information

     In accordance with Luxembourg GAAP, at December 31, 2003 monetary assets and liabilities of our Argentine subsidiaries were translated at the exchange rate of P$2.93 per US$1.00 (P$3.36 per US$1.00 as of December 31, 2002). As a result, we recorded a net translation profit of US$7.2 million during 2003, as compared to a loss of US$22.9 million in 2002.

     Recent Improvements

     During 2003, the economic situation in Argentina evolved more favorably, with the Argentine peso appreciating relative to the U.S. dollar and a marked deceleration in the rate of inflation (in particular in the case of wholesale prices, which went from 118% in 2002 to 2% in 2003). In addition, the IMF approved a debt rollover plan on January 24, 2003, and agreed to provide a short-term credit line to Argentina to repay its debts to multilateral organizations that could not be postponed through August 2003. The IMF agreed to grant a one-year extension on the US$3.7 billion of payments due to them. The agreement clears the way for the multilateral development banks to resume their support of social programs following Argentina’s recent payment of outstanding obligations to them. However, Argentina’s short-term ability to stimulate economic growth, ameliorate social unrest and repay its debt is likely to depend on external financial assistance. To date, the IMF and other multilateral and official-sector lenders have indicated an unwillingness to provide any significant amount of financial aid until a sustainable economic program has been presented and until defaulted foreign debt is restructured. The future evolution of the economic situation in Argentina could require the Argentine government to modify measures taken or issue additional regulations. As a result, our Consolidated Financial Statements should be read in light of these circumstances.

Discussion of Critical Accounting Policies

     In connection with the preparation of the financial statements included in this document, we have relied on variables and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operations often requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities. Actual results may differ from those estimated under different variables, assumptions or conditions. In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included comments related to each critical accounting policy described as follows:

a.	allowance for doubtful accounts;

b.	provision for contingencies;

c.	recognition of deferred income taxes;

d.	impairment of long-lived assets; and

e.	revenue recognition.

     Allowance for doubtful accounts

     We maintain our allowance for bad debts at a level believed adequate by our management to reflect probable losses in our trade receivables due to customer default, insolvency, or bankruptcy. Our management establishes this provision by using the following criteria: customer credit history, customer current credit rating and other relevant factors. Such criteria are re-evaluated on a quarterly basis.

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

     Recognition of deferred income taxes

     We recognize income taxes using the comprehensive liability method of accounting. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and the income tax bases of assets, liabilities and carryforwards using currently enacted tax rates. We estimate the tax valuation allowance by assessing the future recoverability of the deferred tax assets. The allowance is based on estimates of taxable income in each jurisdiction in which we operate and the period over which the assets will be recoverable. In the event that actual results differ from those estimates, we may need to establish additional valuation allowances, and such allowances may be material. We consider the effect of translating non-monetary assets at historical rates of exchange as permanent differences in determining deferred income tax. Accordingly, as of December 31, 2003, we had recognized a valuation allowance of US$26.5 million (US$26.7 million as of December 31, 2002) against our deferred tax assets. A decrease of 22% in the future taxable income from our projections utilized in assessing the recoverability of deferred tax assets will not have any impact on the amount of the valuation allowance already recognized.

     Impairment of long-lived assets

     We periodically evaluate the carrying value of our long-lived assets, which consist primarily of tangible fixed assets and intangible assets, for impairment. We consider the carrying value of a long-lived asset to be impaired when the anticipated discounted cash flows from such asset are separately identifiable and result in less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Assets released from productive activities are carried at the lower of cost or its estimated net realizable value. During the year ended December 31, 2002, we recognized an impairment charge of goodwill related to the soft drink business in Argentina amounting to US$90 million. We did not recognize an impairment charge during the year ended December 31, 2003. See Note 4 to our Consolidated Financial Statements. A decrease of 30% in operating cash flows (excluding interest charges) from our projections utilized in assessing the recoverability of long-lived assets would require recognition of an additional impairment of US$5 million of goodwill related to the soft drink business in Argentina.

     Revenue Recognition

     The Company does not consider its revenue recognition policy a critical accounting policy because the recognition of revenues does not involve estimates with a high degree of uncertainty, does not require subjective judgment and it is not likely that materially different amounts would be reported under different conditions.

Summary of Results of Operations

     The following table sets forth, for each of the years ended December 31, 2001, 2002 and 2003, selected components of our results of operations as a percentage of net sales for each of those years:

	2001	2002	2003
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	(52.2)	(65.8)	(51.6)
Gross profit	47.8	34.2	48.4
Selling and marketing expenses	(25.0)	(25.7)	(23.0)
Administrative and general expenses	(8.2)	(9.2)	(6.2)
Operating income (loss)	14.6	(0.8)	19.2
Net income (loss)	4.6	(29.0)	5.9

     The following table sets forth, for each country of operation and for the years ended December 31, 2001, 2002 and 2003, our net sales, operating income (loss) as well as total assets at the end of each of those years, in each case before adjustments for intercompany transactions. See Note 20 to the Consolidated Financial Statements.

Geographic Segment Data	2001	2002	2003
	(in US$ millions)
Argentina
Net sales	$699.5	$278.5	$412.4
Operating income (loss)	93.8	(29.8)	63.2
Total assets	878.3	689.1	764.8
Bolivia
Net sales	86.9	88.7	92.2
Operating income	21.3	28.9	35.6
Total assets	270.4	268.5	280.4
Chile
Net sales	23.9	22.0	22.2
Operating loss	(3.8)	(2.9)	(2.0)
Total assets	27.2	22.4	20.4
Paraguay
Net sales	85.8	59.5	74.7
Operating income	30.3	11.7	24.2
Total assets	142.1	99.6	129.6
Uruguay
Net sales	49.8	23.6	26.4
Operating income (loss)	(0.6)	(3.8)	0.3

Total assets	45.8	32.9	43.8

Note:	Net sales and operating income (loss) figures in the table above include intercompany sales and operations that have been eliminated in consolidation. Total assets figures include intercompany balances that have been eliminated in consolidation and do not include assets related to corporate headquarters. See Note 20 to the Consolidated Financial Statements.

     Our results of operations are dependent upon a combination of (1) changes in volumes of beer consumption in our markets, (2) our ability to sustain our market share and (3) our ability to maintain positive gross, operating and net profit margins in relation to our sales. It is therefore important for us to increase our sales volumes, sustain our prices and control our costs in order to improve our results of operations, especially in Argentina, our principal market.

Fiscal 2003 Compared with Fiscal 2002

     The economic recession that had affected our largest market, Argentina, for three years eventually led to a run on bank deposits towards the end of 2001, and to significant government intervention in the financial markets. On January 2002, the Argentine government repealed the Convertibility Law, as a consequence of which the fixed foreign currency exchange rate that had existed for ten years was abandoned. This led the price of hard currencies to quadruple in the course of a few months, and to a resurgence of consumer inflation, which amounted to 41% for 2002. In 2002, Argentina’s GDP declined 10.9% compared to the previous year. This crisis severely impacted the economies of neighboring Paraguay and Uruguay. Both of these countries suffered large devaluations of their local currencies that far exceeded the rate of consumer inflation.

     However, during 2003 the situation in Argentina changed significantly. GDP increased approximately 9% compared to the previous year, while inflation declined from 41% to 3.7%. The exchange rate stabilized, and the peso appreciated approximately 13% through the course of the year. Consequently the economies of neighboring Paraguay and Uruguay also improved.

     Net Sales

     We reported consolidated net sales of US$622.7 million for the year ended December 31, 2003, compared to US$468.6 million in 2002. This improvement in net sales of US$154.1 million was primarily due to an increase in beer sales and higher average prices for beer and soft drinks. First, the increase in beer volumes sold was due to strong market performance in Argentina, and to the addition of volumes contributed by AmBev’s former subsidiaries in Argentina, Paraguay and Uruguay since February 2003. Second, in March and September of 2003, we raised the average price of beer in Argentina through two price increases of approximately 10% each. Appreciation of the peso relative to the U.S. dollar also helped increase prices in dollar terms. Our 2003 performance for each of our business categories is described below.

     Beer

     Beer sales represented 75.4% of our total consolidated net sales in 2003 compared to 73.1% of our total consolidated net sales in 2002. Net beer sales for 2003 increased to US$469.2 million from US$342.6 million in 2002. Total beer volume sold during 2003 was 14,261,000 hectoliters, a 24.8% increase from the volume sold in 2002. This increase was due to economic recovery in the southern cone countries and to the incorporation of AmBev’s volumes during the last eleven months of the year, which represented 16% of our total beer volume sales for the year.

     The following is a geographical breakdown of our total beer volumes and net beer sales in 2003, in both cases compared to 2002:

	Volumes – 2003	Volumes – 2002	Net sales – 2003	Net sales – 2002
Country	(in hectoliters)	(in hectoliters)	(in US$ million)	(in US$ million)
Argentina	9,959,000	7,642,000	267.4	163.8
Bolivia	1,843,000	1,688,000	92.2	88.7
Chile	419,000	432,000	22.2	22.0
Paraguay	1,614,000	1,402,000	71.6	57.0
Uruguay	445,000	275,000	19.7	14.2
Intercompany sales	(19,000)	(9,000)	(3.8)	(3.1)

Total	14,261,000	11,429,000	469.2	342.6

     The 2,317,000 hectoliter volume increase in Argentina was the result of both the addition of AmBev’s volumes (1.6 million hectoliters) and an increase in volumes of our own brand portfolio which we achieved despite the loss of the Heineken brand in June 2003. Net sales in this market increased principally as a result of nominal price increases and the appreciation of the peso. Thus, the average price for our beer in 2003 was US$26.8 per hectoliter, compared to US$21.4 per hectoliter in 2002. The increase in volume partially contributed to an increase in sales.

     The overall beer market volume in Bolivia increased by 8% in 2003. This was due to the improvement of economic indicators and the strengthening of consumer confidence in the country. Given our dominant position in the market, our domestic volumes increased at a similar rate, from 1,688,000 hectoliters in 2002 to 1,843,000 hectoliters in 2003. Our net beer sales for 2003 increased to US$92.2 million from US$88.7 million, as a result of the higher volumes sold. This increase in net sales compensated for a 4.5% devaluation of the local currency. Indeed, average prices, measured in U.S. dollars, declined to US$50.0 per hectoliter, from US$52.5 per hectoliter in 2002.

     Although the overall beer market volume in Chile grew by 5% during 2003, our beer volumes declined from 432,000 hectoliters in 2002 to 419,000 hectoliters in 2003, due to the loss of the Heineken brand, an important part of our business in June 2003. Net of the effect of the loss of Heineken, however, the rest of our portfolio grew by 11% for the year. Despite the decline in our sales volume, our net sales were virtually unchanged compared to 2002 because of a 17.7% appreciation of the local currency which led to an increase in average prices in dollar terms.

     Paraguayan market volumes declined 6% during 2003, although the fourth quarter sales showed an improvement which has continued in 2004. The local currency appreciated approximately 15.3% relative to the U.S. dollar and this had a favorable impact on prices in dollar terms. Our own volumes increased from 1,402,000 hectoliters in 2002 to 1,614,000 hectoliters in 2003. This increase was due to the addition of volumes from AmBev’s former operation in the country and a 6% increase in our average prices in dollar terms as compared to 2002. In the end, our net sales increased approximately 26%.

     In Uruguay, the beer market continued to decline during 2003, with total volumes for the year 11% lower than in 2002. Again, fourth quarter sales showed an improvement which has continued in 2004. Our beer volumes increased 62% from 275,000 hectoliters in 2002 to 445,000 hectoliters in 2003. This increase was due to the addition of volumes from AmBev’s former businesses. Yet, average beer prices declined 14% as a result of a local currency devaluation and because we adopted a conservative price policy, which is paying off in 2004 as market volumes have recovered significantly.

     Soft Drinks and Water

     We sell soft drinks and water in Argentina and Uruguay. Our water volumes have declined substantially compared to the years prior to 2001, when we transferred substantially all of our water business in Argentina to Eco de los Andes S.A., a company in which we have an approximate 49% ownership interest and in which Nestlé Waters owns an approximate 51%. Our water volumes in Uruguay are also declining and we are close to discontinuing this business in that country. Our soft drink volumes correspond to our sales under franchise and bottling agreements with PepsiCo. The following is a geographical breakdown of our soft drink and water volumes and sales, in both cases compared to 2002:

	Volumes – 2003	Volumes – 2002	Net sales – 2003	Net sales – 2002
Country	(in hectoliters)	(in hectoliters)	(in US$ million)	(in US$ million)
Argentina (of which water is)	5,901,000	5,468,000	139.2	107.1
	(44,000)	(60,000)	(0.5)	(0.5)
Uruguay (of which water is)	195,000	239,000	6.6	9.3
	(11,000)	(47,000)	(0.1)	(0.7)

Total (of which water is)	6,096,000	5,707,000	145.8	116.5
	(55,000)	(107,000)	(0.6)	(1.3)

     The Argentine soft drinks market grew 13% in terms of volume during 2003, as compared to the previous year. This represented a partial recovery from the 15% decline of the previous year, and was due to the strong performance of the Argentine economy. The lower volatility of financial and economic indicators allowed B-brand producers to stabilize what had been a declining market share, and they now account for approximately 25% of the market. In 2002 our company made a strategic decision not to participate in the B-brand segment of the market, where profitability is lower, choosing instead to focus on the top segment. Consequently, Quinsa’s volumes increased 8% during 2003, shedding 1.7 points of market share, according to Nielsen. Our focus on A-brands resulted in our share of value increasing slightly year-to-year, according to Nielsen. Thus, average prices increased more than 20% in dollar terms, as actual price increases were further boosted by an appreciation of the Argentine peso. The combination of higher prices and higher volumes resulted in revenue growth of 30%.

     In Uruguay, the total soft drink market volumes for the country declined. While our total sales declined as well, the introduction of our
1.25-liter returnable glass bottle has helped us defend volumes. Average prices, measured in U.S. dollars, decreased 21% on average as a result of a 14% local currency devaluation. The combination of lower volumes and lower prices resulted in a decline in net sales.

     Other Sales

     Other sales consisted of opportunistic sales of excess barley and malt inventories to third parties, as well as sales of glass bottles from our bottle factory in Paraguay and crown bottle tops from our plant in Argentina. These sales totaled US$7.6 million in 2003 and US$9.6 million in 2002.

     Cost of Goods Sold

     Cost of goods sold was US$321.3 million in 2003, compared to US$308.5 million in 2002. This increase was principally a result of a 19% increase in total beverages sold since our volumes increased. However, on a per hectoliter basis, cost of goods sold actually declined 10%. The decline in cost of goods sold on a per hectoliter basis was a consequence of synergies gained from our association with AmBev. We closed a brewery in Paraguay and another in Uruguay, and achieved production efficiencies in Argentina, Paraguay and Uruguay. We were also successful at reducing procurement costs because the cost of raw materials declined 10% on a per hectoliter basis.

     Gross Profit

     Gross profit was US$301.4 million in 2003, compared to US$160.1 million in 2002. This increase in gross profit was principally due to the combination of the increases in volumes and nominal prices mostly in Argentina, and lower industrial costs per unit of output.

     Selling and Marketing Expenses

     Our selling and marketing expenses increased 19% to US$143.5 million in 2003, from US$120.5 million in 2002. This increase was principally due to higher costs of freight and labor, owing to the addition of AmBev’s former operations. However, despite this increase, measured on a per hectoliter basis, our cost of labor declined almost 4%. Advertising and promotion expenses increased 7%, although as measured as a percentage of sales, they were approximately 1.5 percentage points lower than last year.

     Administrative and General Expenses

     As a result of the Company’s continued focus on expense control and cost-reduction initiatives, administrative and general expenses declined 11% to US$38.4 million in 2003 despite the appreciation of the Argentine peso and the addition of the AmBev businesses. Contributing to this was an 11% reduction in headcount on a pro forma basis. Also contributing to this decrease, was the absence of expenses incurred in 2002 in relation to both the alliance with AmBev and to arbitration proceedings with Heineken.

     Operating Income (Loss)

     Our operating income for 2003 was US$119.5 million, compared to a loss of US$3.6 million in 2002. This difference was principally due to the increase in sales described above and to the reduction of costs and expenses on a per hectoliter basis.

     Interest Income

     Interest income increased to US$12.3 million in 2003 from US$8.4 million in 2002 reflecting larger cash balances held in banks, on average throughout the year, as a result of our business’ cash generation. Cash balances as of year-end are net of the up-front down-payment made in connection with the renegotiation of CMQ’s debt in September 2003. Therefore, average cash balances for 2003 were higher than suggested by the year-end balance. Further, it must be noted that long-term certificates of deposits and participation agreements also accrued interest income, with year-end balances of US$57.7 million in 2003 and US$1.7 million in 2002.

     Other Income

     Other income increased from US$4.4 million in 2002 to US$36.8 million in 2003. In 2003, other income included a gain of US$29.4 million related to the settlement of pre-acquisition contingencies, and to the reduction in related reserves. See Note 23 to the Consolidated Financial Statements.

     Foreign Exchange Results and Translation Adjustments

     Foreign exchange results and translation adjustments improved from a charge of US$22.9 million in 2002 to a gain of US$7.2 million in 2003. This reflects the effect of local currency appreciations relative to the U.S. dollar on our net monetary positions in Argentina, Paraguay and Chile since December 2002.

     Interest and Financial Expenses

     Interest and financial expenses was US$38.8 million in 2003, an increase compared to US$32.8 million in 2002. This was principally due to the fact that during 2003 we included a write-down of certain Argentine government securities we held in our investment portfolio in this item.

     Other Expenses

     Other expenses decreased from US$155.9 million in 2002 to US$64.2 million in 2003, principally due to the review of the value of our long-lived assets in Argentina and elsewhere during 2002. This review included an assessment of the effect that the economic crisis had on the future business environment for the soft drinks business. As a result of this assessment, goodwill was reduced by US$90 million in 2002, largely accounting for the decrease in other expenses. See Note 17 to the Consolidated Financial Statements.

     Income Taxes

     Under present Luxembourg law, so long as we maintain our status as a holding company, no income tax is payable in Luxembourg by us. Income taxes relate to our operating subsidiaries and include current income tax expenses as well as deferred income taxes. We adopted the criterion of considering the effects of the translation as a permanent difference when calculating the deferred tax. Income tax benefit decreased to a charge of US$23.3 million compared to a benefit of US$47.6 million in 2002. This was due to the positive result of the operations and the effect of the appreciation of the peso. See Note 18 to the Consolidated Financial Statements.

     Net Income

     Based upon the foregoing results, net income loss for 2003 was US$36.8 million, compared to a loss of US$135.9 million in 2002.

Fiscal 2002 Compared with Fiscal 2001

     An economic recession that had affected our largest market for three years eventually led to a run on bank deposits towards the end of 2001, and to significant government intervention in the financial markets. In January 2002, the Argentine government repealed the Convertibility Law, as a consequence of which, the fixed foreign currency exchange rate that had existed for ten years was abandoned. This led the price of hard currencies to quadruple in the course of a few months, and to a resurgence of consumer inflation, which reached 41% in 2002. The crisis in Argentina severely impacted the economies of neighboring Paraguay and Uruguay. Both of these countries suffered large devaluations of their local currencies which far exceeded the rate of consumer inflation.

     Net Sales

     We reported consolidated net sales of US$468.6 million for the year ended December 31, 2002, compared to US$938.7 million in 2001. This decline was primarily due to the devaluation of the Argentine peso. Since nominal prices are increased at or about the rate of inflation in each market, and the rate of local currency devaluations far exceeded the rate of inflation in each of our markets, our average sales prices declined when measured in U.S. dollars. This unfavorable effect accounted for approximately 80% of the decline in our net sales. The balance of this decline was principally the result of (i) lower beer volumes sold, particularly in Argentina and Paraguay, which was partially offset by greater volume sales in Bolivia and (ii) lower soft drink sales.

     The net sales performance of each business segment during 2002 is described below.

     Beer

     Net beer sales for 2002 declined to US$342.6 million, from US$637.0 million in 2001. The effect of the Argentine peso devaluation on sales prices measured in U.S. dollars accounted for 79% of the decline, while lower sales volumes in Paraguay and Argentina (also a consequence of the Argentine economic crisis) accounted for an additional 14% decline in net beer sales. Lower average sales prices for beer, measured in U.S. dollars, caused by large devaluations in all of our markets as explained above, largely accounted for the remainder of this decline. Our total beer volume sold during 2002 was 11.4 million hectoliters, a 6.5% decline as compared to 2001. This was due to recessionary conditions in the southern cone countries which led to a decrease in the demand for beer. Thus, beer sales represented 73.1% of our total consolidated net sales in 2002 as compared to 67.9% of our total consolidated net sales in 2001.

     The economic environment in Argentina contributed to the decline in net beer sales to US$163.8 million in 2002 from US$426.4 million in 2001. Our beer sales volume in Argentina decreased to approximately 7,642,000 hectoliters in 2002, compared to 8,193,000 hectoliters in 2001. Signs of recovery finally appeared in the fourth quarter when sales volumes exceeded those of the same quarter in 2001 for the first time that year. That improvement continued in 2003.

     Our total Bolivian sales volume increased from 1,593,000 hectoliters in 2001 to 1,688,000 hectoliters in 2002. Net beer sales increased from US$86.7 million in 2001 to US$88.7 million in 2002 due to an increase in demand for beer in Bolivia in 2002.

     In Chile, sales volumes, excluding exports, increased 1.6% to 432,000 hectoliters in 2002 from 425,000 hectoliters in 2001. This improvement was the result of solid performances by all of our brands, particularly Becker in the regular segment of the market. Net sales declined to US$22.0 million in 2002 from US$23.9 million in 2001 because of a 9% devaluation in local currency which could not be fully offset by nominal price increases.

     Paraguay’s economy was severely affected by the Argentine crisis. Its currency suffered a 52% devaluation vis-à-vis the U.S. dollar. This led to volume declines of approximately 16% during 2002, making total volumes for the year 1,402,000 hectoliters. Net revenues were US$57.0 million in 2002, compared to US$82.9 million in 2001, and were attributable to the Argentine crisis.

     Our Uruguayan beer net sales decreased to US$14.2 million from US$23.2 million in 2001. This decline was the result of a (i) 21% decrease in volume sales, which declined to 269,000 hectoliters from 340,000 hectoliters in 2001, and a (ii) 43% decrease in U.S. dollar prices as a result of a devaluation of the Uruguayan peso by 84%.

     Soft Drinks and Water

     Our total volume sales of soft drinks and water declined to 5,707,000 hectoliters in 2002 from 6,857,000 in 2001. The transfer of our Glaciar water business in March 2001 to Eco de los Andes accounted for 137,000 hectoliters of the decline. In addition, the extremely unfavorable economic environment in both Argentina and Uruguay led to a decline in consumption and, to a lesser extent, to a switch to lower-priced brands. Volume sales in Argentina (including water, juices and isotonic beverages) were 5,468,000 hectoliters in 2002 compared to 6,472,000 hectoliters in 2001. Volume sales in Uruguay (including soft drinks and water) were 239,000 hectoliters compared to 419,000 a year earlier.

     Net revenues from soft drink and water sales declined from US$279.8 million in 2001 to US$116.7 million in 2002. A decline in average sales prices in U.S. dollar terms, the result of large currency devaluations, was largely responsible for the decline in net revenues from our soft drink and water sales. New businesses, such as Gatorade and Tropicana, contributed US$6.8 million in revenues, slightly more than the Glaciar water business revenues lost as a result of their divestiture.

     Cost of Goods Sold

     Cost of goods sold decreased to US$308.5 million in 2002 from US$490.4 million in 2001, as a result of the decline in volumes sold. The large devaluation of the Argentine peso during 2002 increased the price of certain raw materials, whose cost is linked to the U.S. dollar. Furthermore, the depreciation of fixed assets is a dollar expense for our Company. The combination of these effects led to an increase in cost of goods sold when measured as a percentage of sales, from 52.2% in 2001 to 65.8% in 2002. Stripped of the effect of dollar-denominated depreciation costs (which are not cash costs) this increase would have been 6.1 percentage points instead of 13.6.

     Gross Profit

     Gross profit was US$160.1 million in 2002, compared to US$448.3 million in 2001. This decline was principally due to the combination of lower revenues and the effect of the peso devaluation on dollar-linked raw materials and fixed asset depreciation.

     Selling and Marketing Expenses

     Our selling and marketing expenses decreased by 48.7% to US$120.5 million in 2002 from US$235.0 million in 2001. This decline was principally due to the effect of the peso devaluation on our labor costs. In addition, we closely monitored our advertising expenditures, which declined as a percentage of sales due to recessionary market conditions and a decline in the volume sold.

     Administrative and General Expenses

     As a result of the Company’s continued focus on expense control and cost-reduction initiatives, administrative and general expenses declined 43.7% to US$43.2 million in 2002. Importantly, in 2002 these expenses included approximately US$5.7 million in non-recurring fees primarily related to the Company’s transaction with AmBev and the arbitration proceedings with Heineken. Excluding these fees, administrative and general expenses on a cash basis (i.e. excluding depreciation) would have declined 54.0%.

     Operating Income (Loss)

     Our operating loss for the period was US$3.6 million, compared to a profit of US$136.6 million in 2001. This difference was principally due to the effect of the currency devaluations on our revenues and to lower volumes, which outweighed the positive effect of the devaluation on fixed and other local costs when measured in U.S. dollars.

     A meaningful comparison of the Company’s results for the year is made extremely difficult by the sheer magnitude of the Argentine peso devaluation and its consequences on the Company’s financial information. We have tried to clarify this comparison by breaking out the different components in the table below:

Operating Income — Fiscal Year 2001		136.6

Revenue variations (net of variable costs) caused by:
Volume differences		(23.0)
Pricing		(423.2)
- nominal price variations	64.8
- devaluation effect	(488.0)

Variable cost variations:		142.6
Nominal decreases/(increases)	(63.9)
Devaluation effect	206.5

Fixed cost variations:		181.7
Other nominal decreases/(increases)	1.3
Devaluation effect	180.4

Other cost variations:		(18.3)
Holding losses	(11.5)
Other	(6.8)

Operating Loss – Fiscal Year 2002		(3.6)

     Interest Income

     Interest income increased to US$8.4 million in 2002 from US$6.5 million in 2001, reflecting larger cash balances held as a result of our business’ cash generation.

     Other Income

     Other income decreased from US$20.4 million in 2001 to US$4.4 million in 2002. In 2001, other income included a gain of US$14.9 million from the transfer of the Glaciar and Villa de los Arroyos mineral water business to Eco de los Andes. See Note 16 to the Consolidated Financial Statements.

     Foreign Exchange Results and Translation Adjustments

     Foreign exchange results and translation adjustments increased from a charge of US$12.6 million in 2001 to a charge of US$22.9 million in 2002. This increase reflects the effect of currency devaluation on our net monetary position, since the large devaluation of the Argentine peso affected the value of local currency-denominated assets when measured in U.S. dollars. Thus, the charge to our Argentine businesses was US$20.2 million, and accounted for substantially all of the increase.

     Interest Expense

     Interest expense was US$32.8 million in 2002, virtually unchanged from the US$32.4 million of 2001. This was due to the fact that our total bank debt increased only slightly, from US$368.8 million in 2001 to US$374.6 million in 2002.

     Other Expenses

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

     Income Taxes

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

     Net Income

     Based upon the foregoing results, net income (loss) for 2002 was US$(135.9) million, compared to US$43.3 million in 2001.

LIQUIDITY AND CAPITAL RESOURCES

     Because we are a holding company, our ability to pay dividends and service any debt obligations depends primarily upon our receipt of sufficient funds from our principal subsidiary, QI(B), which depends in turn on QI(B)’s receipt of sufficient funds from its direct and indirect subsidiaries in Argentina, Bolivia, Chile, Paraguay and Uruguay. Beginning on December 3, 2001, the Argentine government imposed a number of monetary and currency exchange control measures that included restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad. These restrictions have been progressively reduced. (See “Item 3. Key Information—Risk Factors—Risk Factors Related to the Effect on Quinsa of the Current Economic Situation in Argentina—Central Bank restrictions on the transfer of funds outside of Argentina could prevent us from receiving sufficient funds from our Argentine subsidiaries and inhibit the distribution of dividends and payments on our external debt” above.) There can be no assurance, however, that the Central Bank will not once again require its prior authorization for dividend payments to foreign shareholders or for payment of debt obligations. If this were to occur, our ability to receive funds from our Argentine subsidiaries could be inhibited, and this, in turn, would significantly impact our ability to pay dividends and service our debt obligations.

     Current limitations imposed by the Central Bank of Argentina affected our operations including the following:

a.	the acquisition of foreign currency as an investment is limited, on a monthly basis, to the larger of US$2 million or three times the amount paid of certain taxes during the second month prior to the acquisition of said foreign currency. The total amount of U.S. dollars held as investments of foreign currency by our Argentine subsidiary, CMQ, was US$22.8 million as of June 24, 2004; and

b.	the acquisition of foreign currency to pay principal and interest maturities on debt obligations can be made on the date of such maturities with no restrictions. However, should the Company want to acquire this foreign currency before principal and/or interest maturities become due, it must adhere to the following limitations: (i) during the period from August 18, 2003 to December 31, 2004, CMQ may acquire up to 25% of the principal amount of its restructured debt and (ii) the funds so acquired must be applied to pay principal and/or interest within 180 days from the date of acquisition. As of June 24, 2004, CMQ had purchased the maximum amount of foreign currency allowed under this limitation. A total of US$73.4 million was acquired by CMQ under this program, of which US$63.3 million has already been used to pay principal and interest on its bank debt as of June 24, 2004. The balance of US$10.1 million is being held for the payment of future principal installments on its bank debt.

     Unless the Central Bank of Argentina modifies current regulations to allow for an extension of these programs, CMQ’s alternatives to acquire dollars in order to hedge its dollar exposure are severely limited.

     Furthermore, the payment of dividends by our various subsidiaries is in certain instances subject to statutory restrictions and restrictive covenants in debt instruments, such as legal reserve requirements, capital and retained earnings criteria and other restrictions, and is contingent upon the earnings and cash flow of and permitted borrowings by those subsidiaries. The inability on the part of some of our subsidiaries to pay dividends would impact the amount of funds available to us to pay dividends and service our debt obligations.

     Our Argentine subsidiary, CMQ, is currently limited in its ability to pay dividends by certain covenants included in its credits agreements, described in detail under “—Other Liquidity Matters—CMQ Liquidity Matters” below.

     As of December 31, 2003, we had cash and cash equivalents totaling US$139.4 million, an increase of US$12.3 million from US$127.1 million of cash and cash equivalents held as of December 31, 2002. This increase resulted from cash flows provided by operating activities totaling US$146.7 million and the effect of exchange rate changes on cash and cash equivalents amounting to US$7.3 million, partially offset by cash used in investing and financing activities totaling US$141.7 million. We believe our working capital is sufficient for our present requirements.

Operating Activities

     Our operating activities resulted in net cash inflows of US$146.7 million, US$62.4 million and US$147.5 million for 2003, 2002 and 2001, respectively. The decline in 2002 compared to the previous year was principally the result of the Argentine economic crisis particularly after the local currency devaluation of January 2002 that ended a decade during which the peso had been pegged to the U.S. dollar. Thus, beer sales volumes declined not only in Argentina but also in Paraguay and Uruguay, whose economies suffered contagion effects. The U.S. dollar exchange rate increased from P$1.00 / US$ to P$3.36 / US$ over the 12 months to December 2002, while our nominal prices for beer in that market could only be increased in line with inflation of approximately 40%, due to the very severe economic recession.

     A significant portion of our costs were at the time either in U.S. dollars or pegged to the dollar. The combination of these effects led to a significant narrowing of our cash margins, and therefore also of our cash generation.

     During 2003, however, our net cash provided by operating activities more than doubled compared to the previous year, principally as a result of the following:

a.	the addition of volumes from the former AmBev operations in Argentina, Paraguay and Uruguay as of February 1, 2003. These additional volumes represented approximately 16% of the total beer volumes sold in 2003 in Argentina, approximately 39% of the total beer volumes sold in Uruguay and approximately 29% of the total beer volumes sold in Paraguay;

b.	an appreciation of the local currencies in Argentina, Chile and Paraguay, that resulted in an increase in revenues (measured in U.S. dollars) for those countries, and a decrease in dollar-related costs (measured in local currency);

c.	price increases in Argentina: Nominal prices for beer were increased in March and September 2003, approximately 10% on average each time. The rate of inflation over the same period (which is a reasonable proxy for the cost increases) was negligible; and

d.	the success of our integration with AmBev’s former operations in Argentina, Paraguay and Uruguay, which allowed for significant cost savings, particularly in terms of administrative expenses (as AmBev subsidiaries were absorbed by our operations), industrial costs (as we closed certain plants, increasing average capacity utilization at the others), procurement (as our larger combined volumes allowed us to obtain lower prices for our raw material), sales and distribution and advertising.

     Further, strict control over our working capital allowed us to reduce it despite an increase of approximately 33% in revenues, compared to 2002. Thus, for example, trade receivables actually declined by US$5.7 million as credit terms for customers were reduced, while accounts payable and accrued expenses increased by US$15.0 million.

     Our operating cash inflows for 2001 primarily resulted from the following: operating gains (net of non-cash charges) totaling US$209.1 million, decreases in inventory and accounts receivable totaling US$18.8 million, partially offset by decreases in taxes payable and other current liabilities, and an increase in other fixed assets totaling US$79.6 million.

Investing Activities

     Our investing activities resulted in net cash outflows of US$46.4 million, US$23.4 million and US$100.6 million for 2003, 2002 and 2001, respectively. Our investing activities in 2003 principally consisted of purchases of tangible fixed assets amounting to US$38.0 million (US$12.7 million in bottles and crates and the balance in other fixed assets), an increase in financial assets of US$20.7 million, and the acquisition of minority interests of US$11.4 million (principally in our subsidiary in Uruguay, FNC, in which we now hold, as of December 31, 2003, an indirect ownership interest of 97.91%, and in our subsidiary in Bolivia, CBN, in which we hold, as of December 31, 2003, an indirect ownership interest of 79.98%). These cash outflows were partially offset by net proceeds from the sale of tangible fixed assets for US$10.5 million and US$12.9 million in cash received as a result of the acquisition of subsidiaries (the former AmBev operations in Argentina, Uruguay and Paraguay). Our investing activities in 2002 principally consisted of purchases of tangible fixed assets totaling US$20.5 million (US$6.1 million in bottles and crates and the balance in other fixed assets) and acquisitions of minority interests amounting to US$6.7 million. Our investing activities in 2001 primarily included purchases of tangible fixed assets amounting to US$72.0 million (US$3.3 million in bottles and crates and the balance in other fixed assets), acquisitions of minority interests for a total consideration of US$22.6 million (principally in our Bolivian subsidiary, CBN) and acquisitions of certain financial investments totaling US$23.2 million. These investments were partially offset by the disposition of certain of our water business assets for US$16.7 million.

Financing Activities

     Our financing activities resulted in net cash outflows of US$95.3 million, US$41.6 million and US$9.5 million for 2003, 2002 and 2001, respectively. Our financing activities in 2003 primarily consisted of the repayment of long-term debt totaling US$54.7 million, the acquisition of treasury stock totaling US$41.7 million and the repayment of dividends to minority shareholders in our subsidiaries in the amount of US$8.3 million. The treasury stock acquired included 2.8 million Class A shares (0.4% of total Class A shares outstanding) and 5.0 million Class B shares (7.1% of total Class B shares outstanding). Dividends to minority shareholders are related to the dividends paid by our subsidiaries in Paraguay and in Bolivia, and also include US$4.0 million paid by QI(B) to Heineken. These cash outflows were partially offset by a net increase in short-term debt of US$9.4 million. We intend to acquire treasury stock from time to time under our stock repurchase programs and any other programs the Board of Directors may approve in the future, at prices that represent an attractive investment for us and our shareholders. See also “Item 4. Information on the Company—History and Development—Recent Events —Stock Repurchases.” Our financing activities in 2002 principally consisted of the repayment of short-term and long-term debt totaling US$71.6 million and payments of dividends to minority shareholders in our subsidiaries in the amount of US$8.3 million, partially offset by new long-term bank loans totaling US$40.0 million. Our financing activities in 2001 included the repayment of short-term and long-term bank loans totaling US$109.5 million, the payment of dividends to our shareholders in the amount of US$32.0 million, the acquisition of treasury stock totaling US$11.0 million and the payment of dividends to minority shareholders in our subsidiaries in the amount of US$9.2 million. These activities were financed with new borrowings of long-term bank loans totaling US$147.5 million.

Capital Expenditures

     Capital expenditures in 2001, excluding bottles, crates and acquisitions, were US$68.7 million, and primarily related to the (1) installation of a new multi-format line in the Zárate brewery; (2) relocation of a filling line to the Quilmes brewery from the Llavallol brewery that we closed in 2001; (3) relocation of bottling lines in Baesa’s soft drink plant from the North Plant, which was closed in 2001, to the South Plant in Buenos Aires; (4) merger between EUSA and FNC which involved closing EUSA’s soft drink facility and adapting FNC’s brewery to accommodate soft drink lines; (5) construction of new buildings in Buenos Aires to house the administrative offices of our soft drink business and our joint beer and soft drink distribution center; and (6) continued installation of coolers in our points of sale, particularly in Paraguay.

     Capital expenditures for 2002, excluding bottles, crates and acquisitions, were US$14.4 million. These expenditures were primarily related to the installation of new filling lines for our soft drink business in Argentina, and the purchase and installation of coolers to place at our points of sale. Other than these investments, there were no significant expenditures to expand capacity.

     In 2003, excluding bottles, crates and acquisitions, our capital expenditures amounted to US$25.3 million. They were primarily related to the installation of coolers and to the installation of a filling line for our soft drink glass returnable bottle business.

     The following table summarizes our capital expenditures, excluding bottles, crates and acquisitions, for each of 2001, 2002 and 2003:

	2001	2002	2003
	(in US$ millions)
Brewing Business	$47.6	$8.0	$16.6
Malting Facilities	0.1	0.0	0.0
Soft Drinks and Water Business	20.8	6.0	8.6
Other	0.2	0.4	0.1

Total	$68.7	$14.4	$25.3

     In 2001, 2002 and 2003, we spent US$3.3 million, US$6.1 million and US$12.7 million, respectively, on bottles and crates. The increase in 2003 was due to an increase in volumes sold as well as to the expansion of soft drink sales in our 1.25 liter glass bottle, which was introduced in 2002. The introduction of 1.25 liter glass bottles explains the increase in our capital expenditures for 2002.

     Including the acquisitions of new businesses and minority interests, total capital expenditures amounted to US$94.6 million, US$27.2 million and US$49.4 million, in 2001, 2002 and 2003, respectively. During 2003, of the total amount we invested in capital expenditures and bottles and crates, we invested approximately 38% of this amount in our Argentine beer business, 43% in our Argentine soft drink business and 9% in our total business in Bolivia. With regard to the balance of our investment activities for 2003, approximately 73% of our resources dedicated to this area were used for the acquisition of minority interests in our Uruguayan subsidiary. We financed all investment activities with internally generated cash.

     Our principal capital expenditures currently in progress are related to the acquisition of bottles and crates and to the maintenance and modernization of our facilities, computer systems and offices. Our capital expenditures are funded principally with internally generated cash. We intend to fund future capital expenditures with internally generated cash as well as with borrowings. Currently, management expects capital expenditures for 2004 to be approximately US$66.0 million, which includes expenditures for bottles and crates. Estimates of our capital expenditures for 2004 are based on current expectations and are subject to change. We cannot assure you that actual costs will not exceed estimates or that we will not reallocate or alter our capital expenditures.

External Funding

     Our short-term debt is principally denominated in U.S. dollars and represents borrowings from banks. At December 31, 2003, our current loans and short-term portion of long-term debt amounted to US$104.1 million compared to US$273.9 million at December 31, 2002 and US$211.4 million at December 31, 2001. The increase during 2002 resulted from ongoing negotiations between our subsidiary CMQ and its creditor banks. While negotiations were in progress, principal maturities on our bank debt were renewed for short periods of time. Thus, until negotiations were successfully concluded in September 2003, a large part of our long-term debt became short-term debt. As a result of the successful conclusion to these negotiations we were able to extend the maturity of our bank debt to an average life of 4.3 years. As a result of this we moved from a position where more than 70% of our debt was short-term to our present position, where more than 70% is long-term. It must be noted that short-term bank debt for the year 2003 includes a mandatory prepayment obligation of US$40.3 million, which we paid in February 2004. This mandatory prepayment was related to cash flow generated by CMQ in excess of projected amounts included in the debt renegotiation agreements, which called for the sharing among creditors of 50% of any such excess cash. The successful conclusion of these negotiations put an end to concerns about Quinsa’s liquidity that may have arisen after the 2002 currency crisis in Argentina. See “—Other Liquidity Matters—CMQ Liquidity Matters” below.

     Our long-term debt is principally denominated in U.S. dollars and represents borrowings from banks. At December 31, 2003, our long-term debt, excluding the current portion, amounted to US$238.6 million, compared to US$100.7 million in 2002 and US$157.4 million in 2001. The average life of our bank debt was extended to 4.3 years from 9 months and 22 months in 2002 and 2001 respectively, at no incremental cost to us. As of December 31, 2003 and 2002, we had long-term debt of US$14.2 million and US$14.3 million, respectively, at fixed interest rates and US$315.0 and US$180.4 million, respectively, at rates which varied in relation to established indices, principally LIBOR, plus a fixed spread. Of our total outstanding long-term debt at December 31, 2003, US$51.4 million will mature in 2005, US$33.4 million will mature in 2006, US$53.8 million will mature in 2007, and US$60.3 million will mature in 2008, and the rest, US$39.7 million, will mature in 2009 and 2010. See Note 14 to the Consolidated Financial Statements.

Dividends

     Our Board of Directors recommended dividends be paid in 2004. On June 25, 2004, our shareholders approved the proposal to pay dividends in that year. We did not pay dividends in 2003 or 2002. In 2001, we paid dividends of US$32.0 million. Dividends paid in any year are related to results of the previous year.

     Dividends to minority shareholders in consolidated subsidiaries, excluding Heineken, were US$4.3 million, US$8.3 million and US$2.6 million in 2003, 2002 and 2001, respectively. Heineken received dividends from QI(B) in 2001 of US$6.6 million and in 2003 of US$4.0 million.

     Because we are a holding company, our ability to pay dividends depends primarily upon our receipt of sufficient funds from our principal subsidiary, QI(B), which depends in turn on QI(B)’s receipt of sufficient funds from its direct and indirect subsidiaries in the southern cone markets. Beginning on December 3, 2001, the Argentine government imposed a number of monetary and currency exchange control measures that included restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad, with certain exceptions for transfers related to foreign trade and other authorized transactions. These restrictions were progressively reduced from January to May 2003. Nonetheless, the reintroduction of any such restrictions may inhibit our ability to receive funds from our Argentine subsidiaries.

     Furthermore, the payment of dividends by our various subsidiaries is also, in certain instances, subject to statutory or legal restrictions and restrictive covenants in debt instruments, like legal reserve requirements, capital and retained earning criteria and other restrictions, and is contingent upon the earnings and cash flow of and permitted borrowings by those subsidiaries. Any inability on the part of some of our subsidiaries to pay dividends would impact the amount of funds available to us to pay dividends and service our debt obligations.

     Bermuda does not restrict or tax the payment of dividends by QI(B) to us, and Luxembourg does not restrict or impose withholding taxes on the payment of dividends by us to our shareholders. However, dividends paid by subsidiaries to QI(B) are subject to withholding taxes in Bolivia, Chile and Paraguay and, in certain cases, in Argentina. Dividends from CMQ, our subsidiary in Argentina, to QI(B) are currently subject to withholding tax of 35%. This is so because CMQ is making use of a tax loss carried forward resulting from its 1999 acquisition of the PepsiCo bottler, Baesa, and is therefore paying no income tax. See “Item 10. Additional Information—Exchange Controls.”

Other Liquidity Matters

     In response to the economic situation in Argentina and the highly inflationary environment that existed in the past few years, we have been working to reduce our working capital and improve our cash generation. At December 31, 2003, the average life of our accounts receivable decreased to 13 days from an average life of 21 days in 2002. These figures vary among the different countries in which we operate based on the particularities of each market. We have not experienced significant credit problems with our customers in the periods under review.

     We do not engage in hedging of our raw material costs although our policy may change in the future. Our foreign exchange exposure, which is principally represented by CMQ’s dollar denominated debt, is not easy to hedge because of the Argentine Central Bank’s restrictions. These restrictions include limitations on the amounts of foreign currency that can be acquired for investment purposes and they also condition the possibility of prepaying foreign currency denominated debt (see the introductory paragraphs to “—Liquidity and Capital Resources” above for more details). Since we do not hedge our raw material costs and only do so on a limited basis for our foreign exchange exposure, our results of operations and liquidity may adversely be affected by fluctuations in commodity prices and exchange rate movements.

     The Argentine economic situation made access to new credit difficult, particularly during 2002 and 2003. We were able, however, to raise US$14 million in long-term financing during the 2002 economic crisis. Furthermore, given the increase in local currency liquidity that Argentine banks have experienced starting in the second half of 2003, CMQ intends to raise medium-term local currency bank loans with which to acquire U.S. dollars to prepay its foreign currency debt. As of June 24, 2004, CMQ had already raised the equivalent of US$20.0 million in local currency, for an average life of 2 years, for this purpose. We do not have any off-balance sheet financings nor securitizations.

     Since our business is very seasonal (see “Item 4. Information on the Company—Seasonality”), our cash flow follows the same trend. We tend to generate cash flow in excess of our operating needs during the first and fourth quarters of the year (the summer season in the Southern Hemisphere), while our cash flow generation tends to be lower during the second and third quarters. All cash generated in excess of anticipated operating needs is used to acquire U.S. dollars which are transferred to our accounts with international banks in New York. These dollar balances are invested in overnight accounts in order to preserve liquidity. This policy is used both to hedge the dollar exposure represented by CMQ’s bank debt, and to preserve the value of our investments in a highly volatile economic environment. CMQ’s access to foreign currency is currently limited by Central Bank regulations in Argentina. Its excess cash flow is therefore used to acquire U.S. dollar-denominated instruments, such as U.S. Government Treasury bills which were bought in 2004.

     CMQ Liquidity Matters

     Most of our loan agreements contain restrictive financial covenants that require us or our subsidiaries to, among other things, maintain certain financial ratios, limit the amount of dividends paid and restrict indebtedness and guarantee liabilities. Management carried out negotiations during 2002 which led to the execution of a refinancing agreement on September 18, 2003. The bank debt subject to renegotiation amounted to US$293.6 million. The agreement contemplated the following: (a) a down payment of US$20.3 million on the agreement date, (b) an extension of the term to 4, 5, 6 and 7 years, (c) the setting of new interest rates on the remaining principal balance of US$273.3 million ranging between LIBOR + 3% and LIBOR + 5%, (d) the establishment of new financial ratios and indices adapted to the new situation in Argentina, and (e) certain restrictions on dividend payments, the borrowing of new loans, disposal of assets and prepayment obligation-related issues. These covenants vary depending on CMQ’s leverage ratios. CMQ is currently within the least restrictive leverage ratio bracket. The following is a summary of the principal financial covenants CMQ has agreed to:

a.	leverage ratio: lower than 2.75 times;

b.	total senior indebtedness: not to exceed US$280 million;

c.	consolidated net worth: not less than US$100 million;

d.	dividend payment: permitted, as long as financial covenants are not breached;

e.	new debt: permitted as long as repayment is set beyond the final maturity of current senior bank debt; and

f.	additional financial covenants, including a minimum interest expense coverage ratio.

     The renegotiation agreements provide that in the event CMQ generates excess cash (as defined in such agreement), we must use a portion of this excess cash to prepay the non-current portion of the refinanced debt. The current portion of long-term debt includes US$40.3 million that we paid in February 2004 as a result of the prepayment clause included in the agreement.

     A significant amount of CMQ’s bank loans are denominated in U.S. dollars. Its cash flow has been increasing in the past year. This has allowed CMQ to pursue an aggressive policy of prepayment of bank debt in order to reduce our interest expense and our leverage to levels that are more in line with current market volatility. In fact, during the first six months following the execution of the debt restructuring, we had already paid down approximately 26% of CMQ’s senior debt.

RESEARCH AND DEVELOPMENT

     Research and development costs are expensed in the year in which these costs are incurred. Historically, these expenses have not been significant. During the last three years, we did not pay any royalties under our trademark or franchise license agreements.

TREND INFORMATION

The Argentine Economy

     We realize a substantial portion of our revenues in pesos and other volatile currencies, while our indebtedness is principally denominated in U.S. dollars. Therefore, devaluation of the peso adversely affects the U.S. dollar value of our earnings and our ability to pay down our dollar-denominated debt.

     The recession events which led to the January 2002 devaluation of the peso resulted in a reduction of wages in real terms and of disposable income across all class sectors of the Argentine population. This reduction in consumer buying power resulted in lower sales of our products with a consequent reduction in revenues and cash inflows during fiscal year 2002. Furthermore, even though we raised our nominal prices during 2002, the rate of local currency devaluations in Argentina, Paraguay and Uruguay far exceeded the rate of inflation in each of these markets, causing our average prices in U.S. dollars to decline.

     In addition, we purchase most of our barley, malt, aluminum cans and plastic bottle preforms in local currency and principally in Argentina and, therefore, we incur certain costs of sales and expenses in local currencies. However, the price of these raw materials may vary with international grain, aluminum and PET prices, which are denominated in U.S. dollars. Therefore, we cannot guarantee that the percentage of our cost of sales represented by these items will not increase significantly due to further currency devaluation in our countries of operation.

     Because the Argentine economic crisis of 2002 had a significant adverse effect on our other markets, the governments of these other countries could have taken actions to control inflation and institute other policies involving wage, price and tariff rate controls as well as engaged in other interventionist measures, including freezing bank accounts and imposing capital controls. While none of this actually occurred in any material way, no assurances can be given that it will not occur in the future, should any of the countries in which we do business undergo similar crises. Changes in the policies of these governmental authorities with respect to tariff rates, exchange controls, regulations and taxation could affect our business and financial results adversely, as could inflation, devaluation, social instability and other political, economic or diplomatic developments, including the governments’ response to such circumstances.

     The economies of the countries in which we do business recovered significantly during 2003. This is particularly true of Argentina, our largest market, where consumer inflation declined to 3.7% for the year, compared to 41% in 2002, and GDP grew vigorously after having declined nearly 11% in 2002. Paraguay and Uruguay, which had been most adversely affected by the situation in neighboring Argentina, also saw their economies improve during the year. In light of the recent economic troubles in Argentina and in the other countries in which we operate, you should recognize that our business, earnings, asset values and prospects have been and may again be materially and adversely affected by developments with respect to inflation, interest rates, currency fluctuations, government policies, exchange control regulations, taxation, social instability and other political, economic or diplomatic developments in or affecting our countries of operation. We have no control over such conditions and developments and can provide no assurance that such conditions and developments will not further adversely affect our results of operation and financial condition.

Off Balance Sheet Arrangements

     Quinsa is not a party to any off balance sheet transactions.

Tabular Disclosure of Contractual Obligations

     The table sets forth our cash payment obligations as of December 31, 2003.

Payments due by Period

		Less			More
Contractual Obligations Total	Total	than 1 year	1-3 years	3-5 years	than 5 years
Long-Term Debt Obligations	329.2	90.6	84.8	114.1	39.7
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	—	—	—	—	—
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under Luxembourg GAAP	—	—	—	—	—

Total	329.2	90.6	84.8	114.1	39.7

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Directors

     Our administration is conducted by our Board of Directors which, in accordance with our articles of incorporation (our charter and bylaws, together the “Articles of Incorporation” or “Articles”), consists of a minimum of three and a maximum of fifteen members elected at ordinary general meetings of holders of Class A and Class B shares. In case of a vacancy in any Director position, the remaining Directors may temporarily fill such vacancy by a majority vote. The holders of Class A and Class B shares would be asked to ratify such election at their next general meeting.

     The Quinsa Shareholders Agreement provides, among other things, that so long as AmBev and BAC each has a certain percentage of all shares entitled to vote at our shareholders meetings, each of AmBev and BAC will have the right to nominate 50% of the Directors constituting our Board of Directors. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Quinsa Shareholders Agreement.” Alvaro Sainz de Vicuña was appointed to replace Jean de Ganay, who resigned on May 8, 2003. All of these Directors must be confirmed at the Annual General Shareholders’ Meeting scheduled to occur on June 25, 2004.

     Thus, our current Directors are as follows:

Name	Date of Birth
Jacques-Louis de Montalembert (1)	08-06-45
Carlos J. Miguens (1)	02-16-49
Alvaro Sáinz de Vicuña (1)(2)(4)	07-12-52
Federico Sáinz de Vicuña (1)(2)	02-26-57
Juan Manuel Vergara Galvis (5)	07-09-59
Victorio Carlos De Marchi (3)	11-13-38
Carlos Alberto da Veiga Sicupira (3)	05-01-48
Magim Rodriguez Júnior (3)	03-22-42
Beverages Associates (BAC) Corp.	—
Dunvegan S.A. (6)	—

(1)	These Directors were nominated by BAC pursuant to its rights under the Quinsa Shareholders Agreement. See “Item 4. Information on the Company—History and Development—Recent Events—Relationship with AmBev,” and “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Quinsa Shareholders Agreement.”

(2)	Alvaro Sáinz de Vicuña and Federico Sáinz de Vicuña are brothers.

(3)	These Directors were nominated by AmBev pursuant to its rights under the Quinsa Shareholders Agreement. See “Item 4. Information on the Company—History and Development—Recent Events—Relationship with AmBev,” and “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Quinsa Shareholders Agreement.”

(4)	Replaced Jean de Ganay on May 9, 2003; Mr. de Ganay resigned from Quinsa’s board on May 8, 2003.

(5)	Replaced Mr. Marcel Herrmann Telles who resigned in May 2004.

(6)	Dunvegan S.A., an affiliate of AmBev, replaced Mr. Roberto Moses Thompson Motta who resigned in May 2004.

     Following are brief biographies of each of our Directors:

     Jacques-Louis de Montalembert is currently Co-Chairman of the Board of Directors. He has been a Director of Quinsa since 1989. His term of office expires in June 2008. He has represented the Bemberg family in Latin America since 1978 and is a member of various Boards of Directors, including Cervecería Chile and Bodegas Ruca Malen S.A. and he is chairman of Fundación Pro Vivienda Social.

     Carlos J. Miguens has been a Director of Quinsa since 1989. His term of office expires in June 2009. His professional experience includes serving as President of CMQ, Malsaf and Mosa. He has also been President of M.B.P. International, and is currently President of M.B. Holdings and Agropecuaria Cantomi.

     Alvaro Sáinz de Vicuña has been a Director of Quinsa and of Quilvest since 1996. His term of office expires in June 2005. He is Chief Executive Officer and Vice President of the Board of Directors of Sociedad Ibérica de Cartera, S.A.—SIBEC, where he has worked since 1984. He has also been chairman of Quilvest since 2000. He has also held various positions at Merrill Lynch International Banking Group, Banco Urquijo in Madrid and S.G. Warburg. He holds a degree in economics and business administration from Universidad Complutense in Madrid.

     Federico Sáinz de Vicuña has been a Director of Quinsa since June 1993. His term of office expires in June 2009. He is the President and Chief Executive Officer of FEIBA S.A. He has held various positions with CS First Boston Limited, Warner Home Video Española S.A. and Impala S.A. Mr. Sáinz de Vicuña holds a B.S. degree in economics from the Wharton School of the University of Pennsylvania.

     Juan Manuel Vergara Galvis is a member of the Board of Directors of Quinsa and his term of office expires in 2008. He is also an International Executive Officer of AmBev. He served as the Executive Soft Drink and Non-alcoholic Non-Carbonated Beverages Officer of AmBev from 2001 to 2003. Prior to this appointment he was the Marketing Executive Officer of Brahma and AmBev from 1997 to 2000. He holds a degree in business administration from the Colegio de Estudios Superiores de Administración, in Bogotá, Colombia. His principal business address is Rua Dr. Renato Paes de Barros 1017, 4th floor, São Paulo, Brazil.

     Victorio Carlos De Marchi is a Director of Quinsa and the Co-Chairman of the Board of Directors of AmBev and the Chairman of the Board of Directors of CBB. His term of office expires in 2009. Mr. De Marchi joined Companhia Antarctica Paulista in 1961 and held various positions during his tenure, including Chief Executive Officer from 1998 to April 2000. Mr. De Marchi was also president of the Brewing Industry National Association (Sindicerv) until February 2002 and is a member of the Orientation Committee of FAHZ. Mr. De Marchi has a degree in economics from Faculdade de Economia, Finanças e Administracão de São Paulo and a law degree from Faculdade de Direito de São Bernardo do Campo. His principal business address is Rua Dr. Renato Paes de Barros 1017, 4th floor, São Paulo, Brazil.

     Carlos Alberto da Veiga Sicupira is a Director of Quinsa and a member of the Board of Directors of AmBev. He also served as a member of the Board of Directors of Brahma from 1990 until 1999. His term of office expires in 2009. Mr. Sicupira is a partner of GP Investimentos Ltda. He is also currently a board member of São Carlos Emprendimentos e Participações, ALL and Lojas Americanas S.A. He is also a member of the Board of Associates of Harvard Business School since 1988. Mr. Sicupira has a degree in business administration from the Universidad Federal do Rio de Janeiro and a degree from the Harvard Business School. His principal business address is Av. Brig. Faria Lima, 3729, 7th floor, São Paulo, Brazil.

     Magim Rodriguez Júnior is the Co-Chairman of the Board of Directors of Quinsa and the Vice Chairman of the Board of Directors of AmBev. His term of office expires in 2008. He served as Chief Executive Officer of AmBev from 1999 to 2003. He is also Chief Executive Officer of CBB. He has been associated with Brahma since 1989, serving first as Marketing Executive Officer. He holds a degree in business administration and accounting from Universidad Mackenzie. His principal business address is Rua Dr. Renato Paes de Barros 1017, 4th floor, São Paulo, Brazil.

     Beverages Associates (BAC) Corp. Under Luxembourg law, a corporation may serve on the Board of Directors of another corporation. BAC has authorized Guillermo Engels to represent BAC on our Board of Directors. His term of office expires in June 2008.

     Dunvegan S.A. Under Luxembourg law, a corporation may serve on the Board of Directors of another corporation. Dunvegan has authorized Roberto Moses Thompson Motta to represent Dunvegan on our Board of Directors. His term of office expires in June 2005.

Senior Management

     Our current executive officers are set forth below. We have a board of management that helps facilitate coordination between our various business units. As of December 31, 2003, the five members of the board of management were Agustín García Mansilla, Carlos Adjoyán, Gustavo Castelli, Nestor Del Campo, and Faustino Arias.

		Current Position		Number of Years
Name	Position	Held Since	Date of Birth	with Quinsa
Agustín García Mansilla	Chief Executive Officer (“CEO”)	1998	01-11-56	8
Carlos Adjoyán	Director, Human Resources	1998	03-05-52	6
Gustavo Castelli	Chief Financial Officer (“CFO”)	2002	08-10-59	5
Néstor Del Campo	Director, Argentina Beverages Division (“ABD”)	2002	08-03-63	11
Faustino Arias	Director, International Beverage Division	2003	06-25-61	18
Pablo González(1)	Logistics Manager, ABD	2004	05-18-68	9
Nicolás Bamberg	Industrial Manager, ABD	2002	10-28-56	12
Francis Cressall	Group Treasurer	2003	06-03-59	6
Héctor Dorribo	Group Controller	2002	04-07-52	23
Miguel A Gómez Eiriz	General Manager Bolivia	2003	10-13-62	13
Adrián González Fischer	National Sales and Distribution Manager, ABD	2003	02-23-63	11
Fernando Lascano	Corporate Communications Manager	2000	12-28-45	4
Jorge Mastroizzi	Marketing Manager, ABD	2003	10-04-69	5
Daniel Montero	Internal Auditor	1999	05-18-43	5
Fernando Ragni	Soft Drinks Manager, ABD	2003	10-07-51	10
Pablo Pereyra	General Manager, Cervecería Paraguaya	2003	08-28-67	12
Celso Rojas	General Manager, FPV	1998	05-10-41	31
Gustavo Sampayo	General Manager, Uruguay	2003	09-09-65	17
Pablo Sanchez	General Manager, Cervecería Chile	2003	06-21-64	6
Hector Ordoqui	Country Manager, Uruguay	2003	09-28-42	15
Silvio Szostak	Chief Information Officer	1998	09-15-48	6

(1)	Replaced Dario Aparicio in May 2004.

     There is no family relationship between any of the members of our senior management nor between any members of our senior management and the members of our board. There is no arrangement with our major shareholders, customers, suppliers or other person pursuant to which the members of our senior management were selected. Following are brief biographies of each of our executive officers:

     Agustín García Mansilla* has been Chief Executive Officer and Chairman of the board of management since January 1998. He is a Director of CMQ and of some other operating subsidiaries. Prior to his present position, he was Vice President of Operations for Latin America and General Manager for Argentina for Burns Philip, General Manager for CALSA, and was Marketing Manager for a major footwear brand called Alpargatas SAIC. He holds a degree in Industrial Engineering from the University of Buenos Aires and has also attended Stanford’s Executive Program as well as the program for executives at the Instituto de Altos Estudios Empresariales.

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

     Faustino Arias* has been Director of International Beverages since January 2003. Previously, he was General Manager of Incesa. Prior to that, he was Finance and Administration Manager of Cervecería Chile and he worked in the Zárate Project. He holds a CPA degree from the University of Buenos Aires. He has also attended the Executive Program at Darden School, University of Virginia.

     Pablo González has been the Logistics Manager of ABD since May 2004. Previously he was the Indirect Sales Manager. He holds a degree in Industrial Engineering from the University of Buenos Aires and an Executive Master in Business from the Catholic University of Argentina. He has also attended a Logistic Program in IAE in Buenos Aires.

     Nicolás Bamberg has been Industrial Manager of ABD since 2002. Prior to this position, he was Industrial Manager of CMQ, Plant Manager of the Quilmes Brewery and Plant Manager of the Zárate Brewery. He holds a degree in Industrial Engineering from the Catholic University of Argentina. He has also attended the Executive Program at Darden School, University of Virginia, and the program of Supply Chain Management at Stanford University.

     Francis Cressall has been Group Treasurer since January 2004. Previously, he was Manager of Corporate Finance. Prior to this position, he was a Vice President with J.P. Morgan. He holds a degree in Business Administration from the University of Buenos Aires.

     Héctor Dorribo has been Group Controller since 2002. Previously, he was Finance and Administration Manager of CMQ and Controller for CALSA. He holds a degree in Business Administration from the University of Buenos Aires. He has also attended an Advanced Management Program, at the Wharton School of the University of Pennsylvania.

     Miguel Gómez Eiriz has been General Manager of Incesa since January 2003. Prior to his current position, he was the Finance and Administration Manager at Baesa, the General Manager of Paresa, the Group Controller at Quinsa and Finance and Administration Manager of CMQ. Mr. Eiriz earned a CPA degree from the Catholic University of Argentina.

     Adrián González Fischer has been the National Sales and Distribution Manager for ABD since April 2003. Previously, he held the position of Sales Manager of CMQ and prior to that, Distribution and Retail Sales Manager at CMQ. He was also the Commercial Manager in Chile. Mr. González Fischer earned a degree in Business Administration from the University of Buenos Aires and has also attended programs on Finance Accounting at the Wharton School of the University of Pennsylvania.

     Fernando Lascano has been Corporate Communications Manager since September 2000. Previously, he was a professional journalist and chief economic editor for “La Nación”, one of the principal newspapers in Buenos Aires.

     Jorge Mastroizzi has been Marketing Manager for ABD since April 2003. Prior to his current position, he was the Brand Manager for the Quilmes brand. He also worked as a Product Manager at Molinos Ríos de la Plata SA. Mr. Mastroizzi holds a degree in Business Administration from the University of Buenos Aires. He has attended the Competitive Marketing Strategy Program at the Wharton School of the University of Pennsylvania.

     Daniel Montero has been Corporate Audit Manager since January 1999. Prior to this position, he was General Audit Vice-President for South America at Burns Philip International Ltd., General Audit Manager at CALSA and Internal Audit Manager at General Electric Argentina. He holds a degree in Business Administration from the Argentine University of Business.

     Pablo Pereyra has been General Manager of Cervecería Paraguaya since December 2003. Previously he was Finance and Administration Manager of INCESA (Bolivia). Mr. Pereyra earned a CPA degree from the University of Buenos Aires. He completed the Developing Managerial Excellence Program, the Strategic Marketing Management Program and the Strategic Sales Management Program at the Darden School, University of Virginia.

     Fernando Ragni has been Soft Drinks Manager for ADB since April 2003. Previously, he was Marketing Manager for CMQ, Manager for Commercial Services at CMQ, Commercial Manager at Bieckert and Marketing Manager at Pepsi Argentina. Mr. Ragni holds a degree in Advertising from the Universidad del Salvador.

     Celso Rojas has been the General Manager of FPV since 1998. Prior to his current position, he was Financial Manager and General Manager of Paresa and Assistant Manager at Citibank Paraguay. He holds a degree in economics from the Universidad Nacional de Asunción and, since 1971, has been a Professor at the Catholic University of Paraguay. He has attended a seminar of Finance and Accounting at the Wharton School of the University of Pennsylvania.

     Gustavo Sampayo has been General Manager for Uruguay since March 2003. Prior to his current position, he was Controller of BAESA and Finance and Administration Manager of PARESA and Cervecería Chile. Mr. Sampayo earned a CPA degree from the University of Buenos Aires and a Master’s degree from IAE in Buenos Aires. He has recently completed the Advanced Executive Program at Kellogg Business School at Northwestern University.

     Pablo Sánchez has been General Manager of Cervecería Chile since July 2003. Previously, he was Marketing manager of Cervecería Chile and Trade Marketing Manager of Unilever Chile. Mr. Sánchez holds a degree in Commercial Engineering from the University of Chile.

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

Management Committees

     We established a disclosure committee (the “Disclosure Committee”) which is responsible for monitoring the collection, processing and submission to the CEO and CFO of information relating to the Company and its consolidated subsidiaries that is required to be included in disclosure reports (such as this annual report on Form 20-F) in order to ensure timely and accurate disclosure of material information. The duties of the Disclosure Committee include the following: (a) assisting the CEO and CFO in evaluating the effectiveness of the Company’s internal controls and disclosure procedures within 90 days prior to the filing of annual reports; (b) suggesting any improvements in internal controls and/or disclosure procedures as a result of such evaluation; (c) verifying that the Company’s processes for information collection, processing and control are in compliance with its internal controls and disclosure procedures such that the accuracy of its disclosures can be verified; and (d) providing assistance in determining whether information may be considered material to the Company and its subsidiaries. The Disclosure Committee is comprised of Francis Cressall, our Group Treasurer; Hector Dorribo, our Group Controller; Silvio Szostak, our Chief Information Officer; Daniel Montero, our Internal Auditor and Coordinator of the Disclosure Committee; as well as Ricardo Siri, our General Counsel.

COMPENSATION

A new compensation system for Management

     In the past, our top management had benefited from a profit-sharing plan, whereby they were distributed up to 5% of each year’s net profit after tax. This distribution was not dependent on having achieved the year’s budget.

     In 2003 the Board of Directors approved a new compensation package for management. The primary difference of this compensation scheme compared to the previous plan is that the actual accrual of benefits is now significantly dependent on performance for Management and Executive Directors. In fact, senior management may be entitled to nothing if a certain percentage of the year’s budget is not achieved.

     We believe this package is much more effective as it ties top management’s compensation to actual performance, and therefore to the shareholders’ compensation. The aggregate amount of compensation approved under this new system for management for fiscal year 2003 was US$6.5 million.

Compensation of Directors

     On June 23, 2004, the Board of Directors recommended, and the shareholders approved, at the annual general meeting, the proposal to pay an aggregate amount of compensation to Directors of US$1.9 million for fiscal year 2003.

Amounts Accrued for Pension, Retirement and Similar Benefits

     Pension Benefits

     CMQ sponsors a defined contribution pension plan (the “Plan”) for qualified employees that is funded with contributions from both CMQ and plan participants. Employees are eligible to participate and may enter the Plan during the first quarter of each year.

     Argentine law provides for mandatory pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans (“Pension Funds”) to which employees may elect to direct their mandatory contributions. Under the features of the Plan, participants may elect to direct their voluntary contributions to retirement funds or to the same Pension Fund where their mandatory contributions are held. Due to the Argentine economic crisis, while CMQ remained current on its funding obligations under the Plan, deposits in private companies were suspended, and the Company maintained these pension reserves on its records. These reserved contributions will be deposited with the funds designated by the Plan participants once the final treatment of the funds already deposited has been determined.

     Retirement Funds

     Provided the participant has elected to direct his or her contributions to an authorized investment retirement fund, eligible participants may make monthly pre-tax contributions to the Plan of up to 7.5% of their eligible earnings, and CMQ makes matching contributions equal to 100% of the employee contribution. Separate accounts are maintained for each participant in the Plan. The portion of a participant’s account attributable to his or her own contributions will be 100% vested. The portion of the account attributable to CMQ’s contributions, including matching contributions, will vest after the individual has been employed with CMQ for 5 years. Distributions from the Plan may be made in the form of a lump-sum cash payment or in installment payments. Under certain circumstances, employees may make withdrawals from the Plan prior to attaining age 60 in the case of male employees or 55 in the case of female employees. During the years ended December 31, 2003, 2002 and 2001, CMQ made contributions of approximately US$0.1 million each year to the Plan. The amounts corresponding to both 2003 and 2002 have still not been deposited under the Plan.

     Pension Funds

     Provided the participant has elected to direct his or her contributions to an authorized Pension Fund, eligible participants may make monthly pre-tax contributions to the Plan of up to 11% of their eligible earnings. Elective contributions made by employees are fully vested at all times. CMQ makes matching contributions equal to 100% of the participant’s contribution. Under the pension feature of the Plan, CMQ’s contributions are deferred and maintained in separate accounts for each participant until the participant has completed five years of service with CMQ. Interest income is recognized based on certain governmental yield rate information. After the completion of five years of service, CMQ’s matching contributions are transferred to the Pension Fund where the participant’s elective contributions are being held. Contributions by CMQ were US$0.2 million for each of 2003 and 2002 and US$0.3 million for 2001. The amounts corresponding to both 2003 and 2002 have still not been deposited.

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

BOARD PRACTICES

     The following chart provides the year in which each person became a Director of the Company as well as the date of expiration of their current term of office:

Name	Director Since	Term Expiration
Jacques-Louis de Montalembert	1996	June 2008
Carlos J. Miguens	1989	June 2009
Alvaro Sáinz de Vicuña	1996	June 2005
Federico Sáinz de Vicuña	1993	June 2009
Juan Vergara	2004	June 2008
Victorio Carlos De Marchi	2003	June 2009
Carlos Alberto da Veiga Sicupira	2003	June 2009
Magim Rodriguez Júnior	2003	June 2008
Beverage Associates (BAC) Corp., represented by Guillermo Engels	2003	June 2008
Dunvegan S.A., represented by Roberto Moses Thompson Motta	2004	June 2005

     None of our Directors have entered into service contracts with us or any of our subsidiaries providing for benefits upon termination of employment.

     As of May 28, 2003, we also established a compensation committee (“Compensation Committee”). Its members are Mr. Alberto Sicupira, Mr. Guillermo Engels and Mr. Carlos Miguens. Mr. Marcel Telles was a member until he resigned in May 2004. The Compensation Committee makes recommendations to the Board regarding the compensation of management which is subsequently decided on by the Board of Directors. In 2003 the Board of Directors approved a new compensation package dependent on performance for management based on the recommendations of the Compensation Committee. The aggregate amount of compensation approved under this new system for management for fiscal year 2003 was US$6.5 million.

     On October 29, 2002 the Board of Directors decided to establish an audit committee (“Audit Committee”) although such a committee is not required under Luxembourg law. Before we were able to formalize the Audit Committee, Jean de Ganay, our financial expert, resigned from the Board of Directors in May 2003. Consequently we currently do not have an Audit Committee. We expect to reestablish an Audit Committee with a financial expert in July 2004; until then, our Board of Directors is acting as our Audit Committee.

EMPLOYEES

     As of December 31, 2003, we employed 6,234 people. Of these 6,234 employees, approximately 4,168 were based in Argentina, 858 in Bolivia, 239 in Chile, 557 in Paraguay and 412 in Uruguay. Of these same employees, 3,243 are engaged in industrial activities such as brewing, malting and bottling, 2,416 in commercial activities such as sales and marketing and 575 in finance, administration and other activities. The average number of temporary employees during 2003 was approximately 600.

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

SHARE OWNERSHIP

     As of March 31, 2004, none of our Directors or executive officers held any of the Class A or Class B shares and no stock options have been granted to our Directors, executive officers or any other employee. Since March 31, 2004, certain members of our senior management have purchased 6,500 Class B Shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

     Our largest shareholder is BAC which, as of December 31, 2003, held 373,520,000, or 53.53%, of our outstanding voting shares net of treasury stock. BAC was organized in the British Virgin Islands in 1994 by various individual shareholders who are descendants of the Bemberg family, our founding family. BAC’s principal purpose is to hold a controlling interest in the Class A shares. Shareholders of BAC are restricted in their ability to transfer shares in BAC to persons other than BAC shareholders.

     On January 31, 2003, AmBev subscribed for 26,388,914 Class B shares from Quinsa and acquired 230,920,000 Class A shares from BAC, together totaling 36.18% of the voting rights in Quinsa. As disclosed in its Schedule 13D/A filed with the SEC on October 9, 2003, AmBev completed an acquisition of 12,000,000 Class B shares. In addition, pursuant to the stock purchase agreement (“Stock Purchase Agreement”), BAC has granted AmBev a call option, beginning in April 2009, to purchase from BAC, and AmBev has granted BAC a put option, beginning in April 2003, to sell to AmBev BAC’s remaining 373,520,000 Quinsa Class A shares in exchange for newly issued shares of AmBev. In April 2004, BAC did not exercise its put option. See “Item 4. Information on the Company — History and Development — Recent Events — Relationship with AmBev.”

     As of December 31, 2003, AmBev owned 38.6% of the voting power in Quinsa, and BAC owned 38.59% of such voting power. The Escrow Agreement among Quinsa, BAC, AmBev, and the Bank of New York as escrow agent, ensures that AmBev’s voting rights in the Company are equal to those of BAC. Pursuant to this agreement, BAC has deposited 60,000,000 of its Quinsa Class A shares with the escrow agent in order to ensure that such shares will only be voted upon joint written instructions from both BAC and AmBev for so long as both BAC and AmBev hold the Requisite Percentage (as defined below). If necessary, the 60,000,000 Class A shares will be adjusted in amount from time to time to maintain voting parity between BAC and AmBev.

     The following table sets forth the estimated relative ownership interests in the Class A shares and the Class B shares of BAC, AmBev and our Directors and executive officers as a group and their respective economic and voting power as of March 31, 2004:

					Directors and
	BAC		AmBev		Executive Officers
Class A shares	373,520,000		230,920,000		0
Class B shares	—		38,388,914	(4)	0 (7)
Economic Interest (1)	30.01	%(2)	49.40	%(5)	0
Voting Power(1)	53.70	%(3)	38.72	%(6)	0

(1)	Net of treasury stock.

(2)	As of June 24, 2004, BAC had 30.46% economic interest.

(3)	BAC’s voting power is limited by the Escrow Agreement, as explained above. Therefore, pursuant to the Escrow Agreement, each of BAC and AmBev have equal voting power. As of June 24, 2004, BAC had 53.99% voting power.

(4)	Includes 12,000,000 Class B shares acquired after February 1, 2003 as disclosed on AmBev’s Schedule 13D/A filed, with the SEC on October 9, 2003.

(5)	As of June 24, 2004, AmBev had 50.14% economic interest.

(6)	As of June 24, 2004, AmBev had 38.93% voting power.

(7)	As of June 20, 2004, certain members of our senior management have purchased 6,500 Class B shares.

     As of June 8, 2004, there were 1,016,910 ADSs (which translates into 2,033,820 Class B shares) held by 439 U.S. registered holders, representing approximately 3% of the total outstanding Class B shares. At the same date, there were fewer than 14.1 million Class A shares held in the U.S., representing less than 2.2% of the total outstanding Class A shares.

     The Board of Directors approved several stock repurchase programs in order to provide liquidity to shareholders, particularly in an environment where trading for the Company’s stock had become rather shallow. Quinsa’s investment under these programs during 2003 was US$41.7 million. In March 2004, the Board authorized the expenditure of up to an additional US$50 million to make market purchases of ADSs.

     Our Board may decide at any time to make additional repurchases of our stock pursuant to an authorized repurchase program, a tender offer or otherwise and/or decide to stop making repurchases altogether.

Quinsa Shareholders Agreement

     Pursuant to the Quinsa Shareholders Agreement, so long as AmBev and BAC each has the Requisite Percentage (as defined below) each of AmBev and BAC will have the right to nominate:

a.	50% of the Directors constituting the Quinsa Board of Directors, and

b.	for each of our subsidiaries, 50% of the number of Directors that Quinsa is entitled to nominate under such subsidiary’s charter documents or by-laws, any existing shareholders agreement or applicable law.

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

     So long as AmBev and BAC each own the Requisite Percentage, each will have the right to elect a Co-Chairman of the Quinsa board, as well as the right to jointly appoint a Chairman of each subsidiary board.

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

     AmBev also agreed to refrain from acquiring any ownership interest in or substantial assets of any businesses involving the manufacture, marketing, sale or distribution of beverages in certain specified regions in South America without first offering us the opportunity to make such acquisition, with certain limited caveats. After the execution of the Quinsa Shareholder Agreement, BAC resigned its rights to invest in Peru.

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

RELATED PARTY TRANSACTIONS

     We purchase certain raw materials, goods for resale and services from related parties. These transactions are summarized as follows:

	2003	2002	2001
	(in US$ millions)
Purchase of raw materials	$8.5	$3.0	$4.8
Transportation services	0.8	1.7	4.0
Fees for services	0.7	0.6	2.9
Technical assistance fees	0.1	1.5	1.0
Purchase of goods for resale	0.2	0.3	0.4

Total	$10.3	$7.1	$13.1

     Purchase of Raw Materials

     In 2003, the company purchased several raw materials, including malt, from AmBev’s subsidiaries (Maltería Pampa S.A., Cervecería y Maltería Paysandú S.A. y Companhia Brasileira de Bebidas S.A.). We also bought and continue to buy corn grits and rice from Compal, S.A. (“Compal”) which is 60% owned by Arfinsa S.A. (“Arfinsa”). Arfinsa is indirectly owned by certain members of the Bemberg family, and Compal is our sole supplier of corn grits and rice.

     In 2001 and 2002, the Company purchased several raw materials, including malt and barley, from Heineken. In January 2003, the Company reached an agreement with Heineken to cease producing and selling the Heineken brand during 2003 (see Note 23 to our Consolidated Financial Statements). Consequently, we stopped purchasing raw materials from Heineken in 2003.

     Transportation Services

     Transportes Ader S.A. (“Tasa”) and Compal provide integrated logistics support for our entire supply chain. This logistics support includes inbound raw materials supply, finished goods distribution, dedicated contract carriage, the management of carriers and other supply chain services. These costs are included as selling and marketing expenses in our consolidated statement of income. Until the beginning of 2003, Tasa was controlled by Bemberg Inversiones S.A., an investment firm owned by certain members of the Bemberg family.

     Fees for Services

     These fees relate to certain administrative fees charged by Arfinsa S.A. These costs are included as administrative and general expenses in our consolidated statement of income.

     Technical Assistance Agreements

     Until January 2003, our relationship with Heineken as a technical adviser was governed by technical assistance agreements relating to both our brewing and malting operations. The technical assistance agreements covered issues relating to product quality, the maintenance of production equipment and facilities, the purchase of raw materials, environmental issues and managerial systems. We were also able to request assistance with certain additional services related to our breweries. The fees and expenses generated under these agreements are included as technical assistance fees within cost of goods sold in our consolidated statement of income. Pursuant to the Memorandum of Agreement between Heineken and Quinsa, these technical assistance agreements were terminated in January 2003. See “Item 4. Information on the Company — History and Development — Recent Events — Relationship with AmBev — Settlement with Heineken.”

     Purchase of Goods for Resale

     In 2003, the Company purchased imported bottled beer from AmBev’s subsidiaries for a total amount of US$0.2 million. During 2002 and 2001, the Company purchased imported bottled beer from Heineken. However, as of June

17, 2003, we no longer distribute the Heineken brand in the southern cone markets. See “Item 4. Information on the Company — History and Development — Recent Events — Relationship with AmBev — Settlement with Heineken.”

     Related Party Loans and Guarantees

     On September 22, 1993, QI(B) signed a guaranty agreement as the guarantor and primary obligor with the International Finance Corporation (“IFC”), a branch of the World Bank, guaranteeing a loan of US$30.0 million in principal extended by the IFC to CMQ as part of an investment agreement. In 2003, CMQ paid off this loan.

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

     Primarily as a result of the acquisitions of businesses in 2000, and as part of the allocation of the purchase price of such acquisitions, during 2000 we recognized a contingency reserve of US$51.4 million with respect to tax, social security and commercial lawsuits. Such matters arose in the ordinary course of business of the particular entities prior to our acquisitions. On August 2, 2003, through Law N° 2492, the National Congress of Bolivia passed a temporary and exceptional Voluntary Plan for regularizing tax debts. In November 2003, the Company (through its subsidiary in Bolivia, CBN) decided to adhere to this plan and made a lump sum payment for US$12.3 million, which enabled us to reduce potential and social security contingencies that had been covered by such reserve. As a result, we recognized a gain on settlement of pre-acquisition contingencies of US$29.4 million. See note 23 to our Consolidated Financial Statements. As a result of the adhesion to the Voluntary Plan mentioned above, the tax claim was ceased by the Bolivian authorities. See Note 23 to our Consolidated Financial Statements.

     As of December 31, 2003, we maintained reserves amounting to US$10.6 million to cover contingent liabilities with respect to material existing or potential claims, lawsuits and other proceedings, including those involving tax, social security and other matters, and including the balance of the contingency reserve described in the preceding paragraph. Our past experience with similar contingencies leads us to believe that our current provisions for such contingencies are adequate. If all such claims were determined adversely within the same period, which we believe highly unlikely, our results of operations for such period would be materially adversely affected.

     In 1997, our former subsidiary Baesa sold its Brazilian soft-drink business (the “Brazilian Business”) to AmBev (formerly Cervejaria Brahma, the “Buyer”). At the time of the sale, the Brazilian Business had certain material existing and potential claims, lawsuits and proceedings, including those involving tax, social security and other matters. Under a tax indemnification agreement, Baesa agreed to indemnify the Buyer for these liabilities, but in no event to exceed US$20.0 million, and PepsiCo has agreed to indemnify Baesa up to US$10 million. Therefore, we have established a reserve amounting to US$9.9 million which we believe is adequate to cover losses related to this transaction.

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

Significant Changes

     Except as otherwise described in our annual financial statements, there have been no significant changes in our business, financial conditions or results since December 31, 2003.

ITEM 9. THE OFFER AND LISTING

Market for the Class B shares

     Our ADSs, each representing two Class B shares without par value, are listed on the New York Stock Exchange (“NYSE”) and trade under the symbol “LQU.” Our Class B shares are listed and trade on the Luxembourg Stock Exchange (“LSE”) as well. Each ADS is represented by an American Depositary Receipt, or ADR, issued pursuant to the deposit agreement dated February 28, 2002 among us, The Bank of New York, as depositary, and the holders from time to time of ADRs (“Deposit Agreement”). The ADSs (initially representing our non-voting shares and now representing Class B voting shares) and non-voting shares (which are now our Class B voting shares) began trading on the NYSE and the LSE, respectively, on March 28, 1996. The table below sets forth, for the periods indicated, the reported high and low daily closing prices of the non-voting shares or Class B shares, as the case may be, and the ADSs on the LSE and the NYSE, respectively.

	Price per Class B share(1)		Price per ADS(2)(3)
	High	Low	High	Low
1999	$12.25	$7.20	$25.25	$15.00
2000	13.75	7.85	28.25	15.13
2001	10.90	5.00	24.12	9.95
2002	6.38	2.52	13.09	5.73
2003	8.16	2.90	16.77	6.35
2002
1st Quarter	6.10	4.31	13.01	8.75
2ndQuarter	6.38	4.49	13.09	8.75
3rd Quarter	4.50	3.42	9.24	6.70
4th Quarter	3.48	2.52	7.40	5.73
2003
1st Quarter	3.52	2.72	8.11	6.35
2nd Quarter	6.15	3.21	13.80	7.65
3rd Quarter	7.20	5.69	15.61	11.56
4th Quarter	8.16	7.20	16.77	14.94
2004
1st Quarter	9.99	7.80	20.18	16.65
December 2003	8.16	7.45	16.77	15.91
January 2004	9.94	7.80	20.18	16.65
February 2004	9.53	9.00	19.57	18.20
March 2004	9.99	9.00	20.14	17.89
April 2004	9.75	9.05	19.46	18.24
May 2004	9.35	8.25	18.79	16.34

(1)	Source: Luxembourg Stock Exchange.

(2)	Source: New York Stock Exchange.

(3)	The ADSs have been restated to give retroactive effect to the change in ratio of Class B shares to ADS. After approval of the recapitalization plan, each ADS represents two Class B shares, whereas previously each ADS had represented one non-voting share.

     The Board of Directors approved three stock repurchase programs during November and December 2003 in order to provide liquidity to shareholders, particularly in an environment where trading for the Company’s stock had become rather shallow. Following the substantial completion of these programs, totaling approximately US$60 million in the aggregate, the Board of Directors approved a further program of up to an additional US$50 million, on March 26, 2004.

     The Company intends to acquire shares from time to time under this and any other programs the Board of Directors may approve in the future, at prices that represent an attractive investment for the Company and its shareholders.

Market for the Class A shares

     Our Class A shares are currently listed and trade in U.S. dollars on the LSE. The table below sets forth, for the periods indicated, the reported high and low daily closing prices of our Class A shares on the LSE. The price per Class A share has been adjusted to reflect the 10:1 stock split that occurred upon approval of our recapitalization plan by holders of our ordinary and non-voting shares, including holders of our ADSs, on June 8, 2001. Pursuant to the recapitalization plan, each ordinary share was redesignated as a Class A share and split into 10 Class A shares.

	Price per Class A share(1)(2)
	High	Low
1999	$0.98	$0.71
2000	1.14	0.70
2001	0.98	0.55
2002	0.73	0.43
2003	0.83	0.29
2002
1st Quarter	0.63	0.43
2nd Quarter	0.73	0.46
3rd Quarter	0.70	0.50
4th Quarter	0.53	0.48
2003
1st Quarter	0.51	0.30
2nd Quarter	0.71	0.29
3rd Quarter	0.83	0.60
4th Quarter	0.83	0.76
2004
1st Quarter	1.03	0.82
December 2003	0.83	0.80
January 2004	1.03	0.82
February 2004	0.95	0.90
March 2004	1.00	0.90
April 2004	0.99	0.91
May 2004	0.95	0.83

(1)	Source: Luxembourg Stock Exchange.

(2)	The prices of our Class A shares have been restated to give retroactive effect to the 10:1 split which occurred as a result of our recapitalization in June 2001.

ITEM 10. ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF INCORPORATION

Recapitalization

     At an Extraordinary General Meeting held on June 8, 2001, the shareholders of our ordinary shares, non-voting shares and ADSs representing non-voting shares approved the share capital reorganization plan to alter the respective rights of holders of our ordinary shares without par value and holders of our non-voting shares including ADS holders. As a result, we:

a.	redesignated the outstanding ordinary shares as Class A shares and split each outstanding ordinary share into ten Class A shares;

b.	converted the outstanding non-voting shares into Class B voting ordinary shares and canceled the class of non-voting shares;

c.	adjusted the rights to dividends and liquidation proceeds of the two classes so that each Class B share is entitled to receive, with respect to any dividends or liquidation proceeds, ten times the amount per share paid on the Class A shares;

d.	permitted conversion of Class A shares into Class B shares for a limited period of time each year, provided that as a result of such conversion a shareholder does not hold more than 5% of the Class B shares in the aggregate;

e.	restated the existing provision of our Articles (as the term is defined below) relating to authorized capital and waived preferential subscription rights of shareholders to subscribe for further issues of Class A shares or Class B shares; and

f.	changed the ratio of Class B shares to ADSs from 1:1 to 2:1.

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

Register

     We were incorporated by deed of Maître Camille Hellinckx, a notary residing in Luxembourg, on December 20, 1989. This deed was published in the Mémorial Recueil des Sociétés et Associations (the “Mémorial”), number 209 on June 26, 1990. Our Statuts Coordonnés, which include both charter and by-laws, (the “Articles” or “Articles of Incorporation”) were amended on the following dates: (1) June 11, 1992 by deed of Maître Camille Hellinckx published in the Mémorial, number 339 on August 6, 1992; (2) December 10, 1993 by deed of Maître Camille Hellinckx published in the Mémorial, number 7 on January 7, 1994; (3) June 24, 1994 by deed of Maître André Schwachtgen, published in the Mémorial, number 325 on September 6, 1994; (4) February 6, 1996 by deed of Maître Camille Hellinckx published in the Mémorial, number 117 on March 7, 1996; (5) April 25, 1996 by deed of Maître Camille Hellinckx published in the Mémorial, number 299 on June 19, 1996; (6) October 9, 2000 by deed of Maître Reginald Neuman published in the Mémorial, number 830 on November 13, 2000; (7) June 8, 2001 by deed of Maître Reginald Neuman published in the Mémorial, number 1173 on December 15, 2001; (8) August 8, 2001 by deed of Maître Reginald Neuman published in the Mémorial, number 117 on January 22, 2002; (9) January 31, 2003 by deed of Maître Jean-Joseph Wagner published in the Mémorial, number 270 on March 13, 2003; (10) June 27, 2003 by deed of Maître Jean-Joseph Wagner published in the Mémorial, number 829 on August 12, 2003; and (11) August 4, 2003 by deed of Maître Jean-Joseph Wagner published in the Mémorial, number 941 on September 12, 2003.

     We are registered with the Companies Registrar in Luxembourg under the number RCB 32.501.

Objects and Purposes

     Article 2 of the Articles states that our object is the direct or indirect holding of business interests in Luxembourg or foreign corporations or other business entities as well as the administration, management, control and development of such business entities.

     We may use our resources to (1) organize, manage, enhance in value and liquidate a portfolio consisting of any securities, patents and licenses, (2) participate in the organization, development and control of any business entity, (3) acquire by way of capital contribution, subscription, underwriting, option, purchase or any other manner any securities, patents and licenses, (4) sell, transfer, exchange or otherwise enhance the value of such securities, patents and rights and (5) provide companies in which we have an interest any assistance, loans, advances or guarantees. In general, we may carry out any operations which we deem useful to achieve our corporate objects and purposes, within the limits established by the law of July 31, 1929 and subsequent amendments.

     Article 2 of the Articles states that we may not directly carry on any industrial activity or maintain a commercial establishment open to the public.

The Board of Directors

     Our Board of Directors consists of a minimum of three and a maximum of fifteen members appointed at general meetings. Directors are not required to own our shares in order to act as members of the board. A Director’s term of office may not exceed six years; although Directors may be reappointed and dismissed at any time. The Articles do not provide for classes of Directors nor mandatory retirement of our Directors on the basis of age.

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

     Powers. The Board of Directors is vested with broad powers to act on our behalf. It may authorize all acts of management (including the borrowing of funds) within our corporate purposes other than those specifically reserved to general meetings of shareholders. Within the limits of Luxembourg law, the Board of Directors may:

a.	delegate to any of its members, the powers to carry out its decisions and to provide day-to-day management;

b.	confer to any person the powers necessary for our technical, administrative and commercial management;

c.	constitute any committee and determine its function and authority; and

d.	authorize all substitutions in the powers it has delegated or conferred.

     Compensation. On the basis of Article 14, the shareholders at the general meeting approve a global amount for the remuneration of our Board of Directors.

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

Capital Stock

     Following the latest exchange procedure (July 1 — July 21, 2003) provided by Article 5 (Share Capital), we amended our articles of incorporation by notarial deed on August 4, 2003 to reflect the changes in shares. Therefore, as of the date of this report the share capital is set as US$41,699,101, represented by 637,103,500 Class A shares without par value and 70,828,653 Class B without par value. The authorized share capital is US$400,000,000, represented by Class A shares without par value and Class B shares without par value, totaling 8,729,308,855 shares which includes the number of Class A shares and Class B shares as are issued and outstanding from time to time.

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

     Voting Rights. Each Class A share and each Class B share entitles the holder to cast one vote at any shareholders’ meeting. Class A shares and Class B shares will ordinarily vote as one class at any shareholders’ meeting. However, any resolutions affecting the respective rights of particular classes must be approved separately by each class, pursuant to the quorum and majority requirements established by Luxembourg law. Our Articles do not provide for cumulative voting, nor do they contain any provision discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of our shares.

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

     Liquidation Rights. In the event of a liquidation of Quinsa, any surplus assets available for distribution will be distributed to Class A and Class B shareholders after payment of all the company’s debts and obligations. Each Class B share is entitled to liquidation proceeds equal to ten times the amount of liquidation proceeds to which each Class A share is entitled. The rights to the liquidation proceeds of Class A shares and Class B shares rank pari passu without preference to each other.

     Conversion Rights. Class A shares are convertible into Class B shares at a ratio of ten Class A shares for one Class B share for the first 15 Luxembourg business days every July, provided (i) Class A holders submit their request to convert such shares (the “Requests”) within the given time frame and (ii) such request is accompanied by a certification, in such form determined by the board, by the tendering holder (the “Certification”) of the amount of Class B shares he or she holds prior to giving effect to this Request.

     The Class A holders will be able to convert all of the Class A shares covered by his or her Request to the extent that each holder’s Class B share holdings does not reach 5%. To the extent that upon effecting the Request, any Class A holder would be the beneficial owner of 5% or more of the Class B shares outstanding, the holder will only be allowed to convert as many Class A shares as would leave the Class A holder with Class B share holdings under 5%. Class A holders who will not receive all of the Requested shares because the holder would be the beneficial owner of greater than 5% of the Class B share holdings may not withdraw their Request, but will instead receive as many Requested Class B shares as is possible in accordance with their Request without triggering the 5% threshold. Class A holders requesting conversion of their Class A shares will be notified by July 31 of each year whether and to what extent their Requests were permitted and what their resulting Class B share holdings are.

     Pre-emptive Rights. Our Articles provide that within the limits of the authorized share capital referred to above, any issue of shares of any class may be made with or without reserving to holders of shares of any class a preferential subscription right for such shares.

     Redemption Rights/Sinking Fund. In respect of the Class A or Class B shares, the Articles do not provide for redemption rights or the establishment of a sinking fund in respect of the Class A or Class B shares.

     Business Combinations. The Articles do not contain any provisions which would operate only with respect to a merger, acquisition or corporate restructuring involving us or any of our subsidiaries. Under Luxembourg law, there are no appraisal rights with respect to the Class A or Class B shares in the event of a business combination transaction.

     Nonresident or Foreign Shareholders. There are no limitations, under Luxembourg law or the Articles (except as described under “Conversion Rights” above), on the right of our non-resident or foreign shareholders to hold the Class A or the Class B shares.

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

General Meetings

     The annual general meeting of our Class A and Class B shares is held in the city of Luxembourg, at the place indicated in the notices of meeting, on the first business day following the fourth Thursday of June at 10:00 A.M. Notices of ordinary and extraordinary general meetings must contain the agenda, date, time and place of the meeting. These notices are made by announcements published twice in the Mémorial, as well as in a Luxembourg newspaper. There is an eight-day interval between the two notices, and the second notice is published at least eight days before the meeting. Notices for any extraordinary general meeting reconvened for lack of a quorum must also contain, according to Luxembourg law, the result of the first meeting. These notices must be made by announcements published twice in the Mémorial and two other Luxembourg newspapers, with a 15-day interval between the two notices and with the second notice published at least 15 days before the meeting.

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

MATERIAL CONTRACTS

     In connection with our strategic relationship with AmBev, during 2002 we entered into the agreements described below.

     Share Exchange Agreement. On May 1, 2002, we signed a Share Exchange Agreement with AmBev pursuant to which AmBev contributed to Quinsa all the southern holding shares related to AmBev subsidiaries that manufacture, market, sell or distribute beer in Argentina, Uruguay and Paraguay (“Southern Holding Shares”) in exchange for 26,388,914 newly issued Quinsa Class B shares. AmBev contributed the Southern Holding Shares to Quinsa and Quinsa issued the Class B shares to AmBev on January 31, 2003. The completion of the transactions contemplated by the Share Exchange Agreement was subject to the satisfaction of the conditions set forth in the Share Exchange Agreement, including the approval of the applicable antitrust authorities, which Quinsa received on January 13, 2003, subject to certain conditions. See “Item 4. Information on the Company — History and Development — Recent Events — Relationship with AmBev — Approval of the Argentine Antitrust Authorities; Action by CCU” and “Item 4. Information on the Company — History and Development — Recent Events — Relationship with AmBev.”

     License Agreement. Pursuant to the Share Exchange Agreement, we entered into the License Agreement with AmBev on January 31, 2003, pursuant to which AmBev granted Quinsa and its subsidiaries a perpetual royalty free exclusive license to manufacture, market, sell and distribute the AmBev beer brands in Argentina, Chile, Uruguay, Paraguay and Bolivia. The exclusive license is subject to certain requirements on the part of Quinsa set forth in the License Agreement including, (i) the requirement that Quinsa provide access to facilities and regular updates to AmBev with respect to the licensed AmBev beer; (ii) the requirement that Quinsa purchase the culture yeast needed for the production of the beer only from AmBev or its designee; (iii) the requirement that Quinsa refrain from producing, selling or distributing any other beer marketed or sold in Brazil under a trademark or trade name that is of Brazilian origin, or from distributing the licensed AmBev beer outside of its designated territory; and (iv) the development by Quinsa of policies and strategies relating to the marketing of the licensed AmBev beer in the regions covered by the license. The parties also agreed to other undertakings to facilitate each other’s performance under the License Agreement.

     Distribution Agreement. Pursuant to the Share Exchange Agreement, we also entered into the Distribution Agreement on January 31, 2003 pursuant to which we have granted AmBev the exclusive right to produce, distribute and sell certain specified Quinsa beer brands in Brazil in exchange for a royalty of 3% of the net revenues AmBev receives on the sales of the licensed Quinsa beer in Brazil. The exclusive license is subject to certain requirements on the part of AmBev set forth in the Distribution Agreement including, (i) the requirement that AmBev provide access to facilities and regular updates to Quinsa with respect to the licensed Quinsa beer; (ii) the requirement that AmBev purchase the culture yeast needed for the production of the beer only from Quinsa or its designee; (iii) the requirement that Quinsa refrain from distributing the licensed Quinsa beer outside of its designated territory; and (iv) the requirement that AmBev achieve certain specified sales volume targets. The parties also agreed to other undertakings to facilitate each other’s performance under the Distribution Agreement.

     Quinsa Shareholders Agreement. We entered into the Quinsa Shareholders Agreement with regard to certain matters relating to the voting, transfer and issuance of Quinsa shares. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders — Quinsa Shareholders Agreement” for more information on this agreement.

     Memorandum of Agreement. We entered into a Memorandum of Agreement with Heineken on January 13, 2003, pursuant to which we agreed with Heineken to settle and resolve all disputes and claims brought by and against each other in an arbitration proceeding before the ICC. See “Item 4. Information on the Company — History and Development — Recent Events — Relationship with AmBev — Settlement with Heineken” and “Item 4. Information on the Company — Material Licenses and Contracts — Relationship with Heineken” for more information on this agreement.

     Letter Agreement between Quinsa, BAC and AmBev. Simultaneously with the Memorandum of Agreement, Quinsa, BAC and AmBev executed a Letter Agreement pursuant to which AmBev agreed to acquire approximately 57% of the QI(B) shares that Heineken was selling to BAC, or approximately 8.6% of all outstanding shares of QI(B), for approximately US$58.5 million. As a result, as of this date, BAC and AmBev owned approximately 6.4% and 8.6%, respectively, of QI(B)’s outstanding stock. Subsequently Quinsa contributed the Southern Holding Shares it had acquired from AmBev to QI(B) in exchange for new, additional QI(B) shares. As a result, Quinsa now owns 87.63% of QI(B) while AmBev and BAC own 7.05% and 5.32%, respectively. Pursuant to the Letter Agreement, AmBev and BAC have agreed that Quinsa will have the right to purchase the QI(B) shares held by AmBev and BAC for cash at fair market value if and when Quinsa’s Board of Directors decides to exercise such right. See “Item 4. Information on the Company — History and Development — Recent Events — Relationship with AmBev — Settlement with Heineken” for more information on this agreement.

     During the year ended December 31, 2003 and as of April 2004, BAC had not exercised the put option to sell AmBev the remaining 373,520,000 Quinsa Class A shares held by BAC in exchange for newly issued shares of AmBev.

     AmBev — Interbrew Deal. On March 3, 2004, it was announced that AmBev and Interbrew N.V. (Interbrew) have agreed to a combination establishing a new company called InterbrewAmBev. See Note 26 to our Financial Consolidated Statements.

EXCHANGE CONTROLS

     As a holding company, our ability to pay dividends depends primarily upon our receipt of sufficient funds from our principal subsidiary,
QI(B), which depends in turn on QI(B)’s receipt of sufficient funds from its subsidiaries in Argentina, Bolivia, Chile, Paraguay and Uruguay.

     Beginning on December 3, 2001, the Argentine government imposed a number of monetary and currency exchange control measures that included restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad, with certain exceptions for transfers related to foreign trade and other authorized transactions. The restrictions requiring the Central Bank’s prior authorization for the transfer of funds abroad in order to make payments of principal and/or interest, which were in place during 2002, were progressively reduced from January to May 2003. In addition, funds may now be transferred abroad without previous authorization of the Central Bank in order to pay dividends corresponding to prior periods provided that independent accountants have certified the financial statements for such period. However, there can be no assurance that the Argentine government will not once again place tight restrictions on the transfer of funds abroad by requiring prior approval from the Argentine Central Bank. Such restrictions could inhibit our ability to receive funds from our Argentine subsidiaries. Current limitations imposed by the Central Bank of Argentina which affected our operations include the following:

a.	the acquisition of foreign currency as an investment is limited on a monthly basis to the larger of: US$2 million and three times the amount paid in certain taxes on the month prior to the month of the acquisition of said foreign currency. The total amount of U.S. dollars held as foreign currency investments by our Argentine subsidiary, CMQ, was US$22.8 million as of June 24; and

b.	the acquisition of foreign currency to pay principal and interest maturities on debt obligations can be made on the day of such maturities with no restrictions. However, should the Company want to acquire this foreign currency before principal and/or interest maturities become due, it must adhere to the following limitations: (i) during the period from August 18, 2003 to December 31, 2004, CMQ may acquire up to 25% of the principal amount of its restructured debt, and (ii) the funds so acquired must be applied to pay principal and/or interest within 180 days from the date of acquisition. As of June 24, 2004, CMQ had purchased the maximum amount of foreign currency allowed under this limitation. The total of US$73.4 million was acquired by CMQ under this program, of which US$63.3 million has already been used to pay principal and interest on its bank debt as of June 24, 2004. The balance of US$10.1 million is being held for the payment of future principal installments and interest on its bank debt.

Unless the Central Bank of Argentina modifies current regulations to allow for an extension of these programs, CMQ’s alternatives to acquire dollars in order to hedge its dollar exposure are severely limited.

     Bolivia, Chile, Paraguay and Uruguay do not currently restrict the remittance of dividends paid by subsidiaries to QI(B), although Chilean law precludes persons who are not Chilean residents from repatriating their investments in Chile for the first year of such investment.

     In Argentina, remittance of dividends on profits registered in excess of accumulated profits as of June 30, 1998 will be subject to a withholding tax if, and only if, the net income for a given period, according to Argentine GAAP, is higher than the net income reported in the tax return for the same period to the Argentine tax authorities. If that is the case, a 35% withholding tax is applied to the difference. Dividends from CMQ, our subsidiary in Argentina, to QI(B) are currently subject to a withholding tax of 35%. This is so because CMQ is making use of a tax loss carried forward resulting from its 1999 acquisition of the PepsiCo bottler, Baesa, and is therefore paying no income tax. Bolivia has a 12.5% withholding tax rate on dividends, although there are no taxes withheld on dividends in Panama, where the holding company of the Bolivian subsidiaries is located. Chile imposes withholding tax at the statutory rate of 35%, which can be reduced to an effective withholding rate of 19% to the extent our Chilean subsidiaries have paid Chilean income tax in the relevant period. Paraguay imposes a 5% withholding tax on dividends paid to foreign investors. Under Uruguayan law, there is no withholding tax in respect of payments of dividends to holding companies incorporated in certain jurisdictions, including Bermuda (the jurisdiction of incorporation of QI(B)). Bermuda does not restrict or tax the payment of dividends by QI(B) to us, and Luxembourg does not restrict or impose withholding taxes on the payment of dividends by us to our shareholders.

     No assurance can be given that more restrictive exchange control policies and more significant withholding taxes, which could affect the ability of our subsidiaries to pay dividends to QI(B) and ultimately to us, will not be imposed in the future. The payment of dividends by our various subsidiaries is also in certain instances subject to statutory restrictions and restrictive covenants in debt instruments and is contingent upon the earnings and cash flow of and permitted borrowings by such subsidiaries.

     There are no limitations on the right of non-resident or foreign owners to hold or vote our Class A or Class B shares.

TAXATION

     The following summary describes certain material Luxembourg and United States federal income tax consequences of the acquisition, ownership and disposition of ADSs or our Class A or Class B shares by a U.S. holder.

Luxembourg Taxes

     Under present Luxembourg law, and provided we maintain our status as a holding company governed by the Law of July 31, 1929, and the Grand-Ducal Decree of December 17, 1938, no income tax, withholding tax (with respect to dividends) or capital gains tax is payable in Luxembourg by us. However, under the Grand-Ducal Decree of December 17, 1938, we are subject to a special tax at a rate ranging from 0.1% to 3.0% on dividends distributed by us and on any interest paid by us on any outstanding bonds. In addition, while there does exist a double tax treaty between the United States and Luxembourg, this treaty does not apply to us, a holding company governed by the law of July 31, 1929 because we are not a “resident company.”

     Holders of ADSs or our shares, except those who are a resident of (or, in certain circumstances, formerly a resident of), or are domiciled or have a permanent establishment in, Luxembourg, are not subject to income tax, wealth tax, or capital gains tax in respect of the ADSs or shares held. If however, a non-resident holder of ADSs or shares will be subject to Luxembourg tax on capital gains on the disposition of ADSs or shares during the first six months following their acquisition, if such non-resident holder has owned alone, or together with his spouse and minor children, directly or indirectly, at any point within the 5 year term preceding the disposition, more than 10% (or 25% until and including December 31, 2007 for certain shareholdings acquired prior to January 1, 2002) of our share capital.

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

United States Taxes

     The following summary describes certain United States federal income tax consequences of the acquisition, ownership and disposition of ADSs or our shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to acquire such securities. The summary applies only to holders that hold ADSs or shares as capital assets and does not address special classes of holders, such as:

a.	certain financial institutions;

b.	insurance companies;

c.	dealers and traders in securities or foreign currencies;

d.	persons holding ADSs or shares as part of a hedge, straddle or other conversion transaction;

e.	persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;

f.	persons liable for the alternative minimum tax;

g.	tax-exempt organizations;

h.	partnerships or other entities classified as partnerships for U.S. federal income tax purposes; or

i.	persons holding ADSs or shares that own or are deemed to own more than ten percent of any class of our stock.

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

     The discussion below applies to you only if you are a beneficial owner of ADSs or shares and are, for United States federal income tax purposes:

a.	a citizen or resident of the United States;

b.	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or of any political subdivision thereof; or

c.	an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

     In general, for United States federal income tax purposes, if you hold ADSs you will be treated as the holder of the underlying Class B shares. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying Class B shares.

     The U.S. Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for United States holders of ADSs. Such actions would also be inconsistent with claiming the 15% rate applicable to certain dividends received by non-corporate holders. Accordingly, the creditability of Luxembourg taxes and the availability of the 15% rate for dividends received by certain non-corporate holders described below could be affected by actions taken by parties to whom ADSs are pre-released.

     Taxation of Distributions. To the extent paid out of our current or accumulated earnings and profits (as determined in accordance with United States federal income tax principles), distributions made with respect to ADSs or shares (other than certain distributions of our capital stock or rights to subscribe for shares of our capital stock) will be includible in income as ordinary dividend income. Under recently enacted legislation, dividends received by non-corporate U.S. holders on ADSs or shares may be subject to U.S. federal income tax at lower rates (generally 15%) than other types of ordinary income if certain conditions are met. U.S. holders should consult their own tax advisors regarding the implications of this new legislation in their particular circumstances. Such dividends will not be eligible for the “dividends received deduction” generally allowed to corporations under the Code. Dividends generally will constitute foreign source “passive” income for U.S. foreign tax credit purposes.

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

     Passive Foreign Investment Company Rules. We believe that we will not be considered a “passive foreign investment company”, or “PFIC”, for United States federal income tax purposes for the taxable year 2003. However, since our PFIC status for each year depends upon the composition of our income and assets and upon the market value of our assets (including, among others, equity investments in non-controlled entities) from time to time, there can be no assurance that we will not be considered a PFIC. If we were considered a PFIC for any taxable year during which a U.S. shareholder holds ADSs or shares, certain adverse consequences could apply to the shareholder, including the imposition of tax at higher rates than would otherwise apply.

     If we are treated as a PFIC for any taxable year, the gain recognized by such U.S. shareholder on a sale or other disposition of the ADS or share would be allocated ratably over the U.S. shareholder’s holding period for the ADS or ordinary share. The amounts allocated to the taxable year of the sale or exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ADSs or shares in excess of 125 percent of the average of the annual distributions on ADSs or ordinary shares received by the U.S. shareholder during the preceding three years or the U.S. shareholder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available (including a mark to market election) to United States persons that may mitigate the adverse consequences resulting from PFIC status.

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

CORPORATE GOVERNANCE

Significant Differences between Quinsa’s Corporate Governance Practices and U.S. Companies’ Practices under NYSE Sections

     Quinsa’s corporate governance practices are governed by the applicable Luxembourg law (particularly, the law of 10th August 1915 concerning commercial companies (as amended)), as well as by its Articles of Incorporation. Quinsa has securities that are registered with the SEC and are listed on the NYSE, and is therefore subject to corporate governance requirements applicable to NYSE-listed non-U.S. companies.

     NYSE-listed non-U.S. companies may, in general, follow their home country corporate governance practices in lieu of most of the new NYSE corporate governance requirements (the “NYSE Sections”) codified in Section 303A of the NYSE’s Listed Company Manual. However, NYSE-listed non-U.S. companies must comply with NYSE Sections 303A.06, 303A.11 and 303A.12(b). NYSE-listed non-U.S. companies must comply with Section 303A.06 prior to July 31, 2005 and with Sections 303A.11 and 303A.12(b) prior to the next annual meeting of shareholders held after January 15, 2004, or by October 31, 2004.

     NYSE Section 303A.11 requires that non-U.S. Companies disclose any significant ways in which their corporate governance practices differ from U.S. companies under NYSE listing standards. In order to comply with NYSE Section 303A.11, we describe below the relevant differences between Quinsa’s corporate governance practices and NYSE standards for listed companies.

     Director Independence. Under NYSE Section 303A.01, a NYSE-listed company must have a majority of independent Directors on its Board of Directors. There is no requirement under Luxembourg law or Quinsa’s Articles as to residence or independence of board members. Neither Luxembourg law nor Quinsa Articles require board members to hold shares in the Company.

     Standards for Evaluating Director Independence. NYSE Section 303A.02 establishes general standards to evaluate Directors’ independence (no Director qualifies as “independent” unless the Board of Directors affirmatively determines that the Director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company)), and emphasizes that the concern is independence from management. The board is also required, on a case by case basis, to express an opinion with regard to the independence or lack of independence, of each individual Director. Neither Luxembourg law nor Quinsa’s Articles provide for such standards of evaluating Directors’ independence.

     Non-management Directors’ Meetings. Under NYSE Section 303A.03, non-management Directors must meet at regularly scheduled executive meetings not attended by management. Luxembourg law does not contain any specific rules on the procedure of board meetings. The Quinsa Articles provide that the Board of Directors shall meet as often as required by the interests of the Company upon notice by any of the two co-chairmen or by two Directors either at the registered office or at any other place indicated in the notice. There are no other requirements as to non-management meetings or frequency of board meetings either in the law or in the Quinsa Articles. Given that the Board of Directors must annually approve the accounts, Luxembourg law implicitly imposes at least one board meeting per year.

     Nominating/Corporate Governance Committee. Under NYSE Section 303A.04, listed companies shall have a “nominating/corporate governance committee” comprised entirely of independent Directors. Neither Luxembourg law nor Quinsa’s Articles require the formation of a nominating/corporate governance committee. Pursuant to Luxembourg law and Quinsa’s Articles, Quinsa is managed by a Board of Directors of at least three members who are appointed at the general meeting of shareholders. Their term of office shall not exceed six years. Directors can be revoked at any time and without cause.

     Compensation Committee. Under NYSE Section 303A.05(a), listed companies shall have a compensation committee comprised entirely of independent Directors. Neither Luxembourg law nor Quinsa’s Articles require the formation of a compensation committee. Under NYSE Section 303A.05(b), the compensation committee shall have a written charter establishing certain minimum responsibilities as set forth in NYSE Section 303A.05(b)(i). Neither Luxembourg law nor Quinsa’s Articles require the formation of a compensation committee charter. Pursuant to Quinsa’s Articles, the remuneration of board members is decided, based on a board recommendation, by the shareholders at the annual general meeting.

     Audit Committee. Under NYSE Section 303A.06, listed companies must have an audit committee that complies with SEC requirements. Foreign private issuers (non-U.S. Companies) shall have this audit committee in place prior to July 31, 2005. Luxembourg law allows the board to delegate day-to-day management and Quinsa’s Articles allow for the establishment of an audit committee.

     Under NYSE Section 303A.07(a), the audit committee shall consist of at least three members. All of its members shall be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial administration. Luxembourg law and Quinsa’s Articles allow for an audit committee expert.

     Under NYSE Section 303A.07(a), if a member of the audit committee is simultaneously a member of the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its members may serve, then, in each case the board shall determine whether the simultaneous service would prevent such member from effectively serving on the listed company’s audit committee, and shall report its decision in the annual proxy statement of the Company or in the Company’s annual report on Form 10-K filed with the SEC. No such provision regarding an audit committee member’s simultaneous membership on public companies exists under Luxembourg law or Quinsa’s Articles.

     Under NYSE Section 303A.07(b), all members of the audit committee are required to be “independent.” No such provision regarding the independence of all members of the audit committee is required by Luxembourg Law or Quinsa’s Articles.

     Under NYSE Section 303A.07(c), the audit committee shall have a charter establishing the duties and responsibilities of its members, including the duties and responsibilities required, at a minimum, by Section 10A of the Securities Exchange Act of 1934 (the “Exchange Act”) and as set forth in NYSE Section 303A.7(c) of the NYSE Manual. No such provision regarding a charter is required by Luxembourg laws or Quinsa’s Articles.

     NYSE Section 303A.07(c)(iii)(B) and (C) establishes audit committee objectives: (i) to discuss the annual audited financial statements and the quarterly financial statements of the company with management and the independent auditor, including the information disclosed under the heading “Management’s Discussion and Analysis of Financial Conditions and Results of Operations”; (ii) to discuss the company’s press releases relating to its earnings, as well as the financial information and guidelines relating to its earnings that are supplied to equity researchers and rating agencies. No such provision is contained in the Luxembourg law or Quinsa’s Articles.

     NYSE Section 303A.07(c)(iii)(B) provides that the audit committee shall establish clear policies for hiring external auditors’ employees. No such provision regarding hiring external auditors’ employees is contained in Luxembourg law or Quinsa’s Articles.

     NYSE Section 303A.07(d) provides that each company must have an internal audit function in order to provide to the management and to the audit committee permanent assessments on the company’s risk management processes and internal control system. Luxembourg law and Quinsa’s Articles allow for an internal audit function.

     Disclosure of Corporate Governance Guidelines. NYSE Section 303A.09 provides that companies must adopt and disclose corporate governance guidelines, including several issues for which such reporting is mandatory, and include such information on the company’s website, which should also include the charters of the audit committee, the nominating committee and the compensation committee. No such provision regarding disclosure of corporate governance differences is required by Luxembourg law and Quinsa’s Articles.

     Evaluation of Board Performance. Under NYSE Section 303A.09, the Board of Directors must make a self-assessment of its performance at least once a year to determine if it or its Committees function effectively and report thereon. Under Luxembourg law, the board’s performance is evaluated at the annual Shareholders’ meeting, at which the board presents a report and a resolution on the Directors’ discharge of their duties. The Directors are by law responsible for the due performance of their duties and may be liable to the Company for mismanagement. Shareholders will individually have no action against Directors except for violation of corporate law or Quinsa’s Articles.

     Code of Ethics. NYSE Section 303A.10 provides for the adoption of a Code of Business Conduct and Ethics and sets out the topics that such code must contain. Quinsa’s Board has approved the adoption of a “Code of Ethics”, which applies to all Directors, management, and employees, with no exceptions, the English translation of which was submitted to the SEC and to the NYSE. Quinsa believes that its Code complies with the NYSE requirements.

     Certifications by the CEO. NYSE Section 303A.12(a) provides that the CEO shall on a yearly basis certify to NYSE that he/she knows of no violation by the company of NYSE rules relating to corporate governance. No such certification is required by Luxembourg law or by Quinsa’s Articles.

     Notification of Non-fulfillment. Under NYSE Section 303A.12(b), the CEO shall notify the NYSE in writing whenever any executive officer of the company becomes aware of any substantial non-fulfillment of any applicable provision under NYSE Section 303A. No such provision regarding non-fulfillment of NYSE Section 303A is contained in Luxembourg law or Quinsa’s Articles, but Quinsa’s CEO shall comply with the notice provisions as set forth under NYSE Section 303A.12(b).

     Delegations by the Board. Luxembourg law allows for the Board of Directors to delegate day-to-day management of the business of the Company to one or more Directors, officers, managers or other agents who may be, but are not required to be members of the board (acting either alone or jointly). Quinsa’s Articles further allow the board to constitute any committee, members of which may be selected either from among the Directors or outside thereof and determine their functions and authority.

     The Takeover Directive. The European Union has adopted a Takeover Directive (“Directive”) on May 20, 2004 which is expected to lead to certain changes in Luxembourg laws affecting corporate governance. The Takeover Directive requires that Luxembourg adopt laws reflecting the Directive no later than May 20, 2006. The Directive contemplates laws that will differ, in certain instances, from existing SEC rules and from certain state corporation laws. For example, the Directive requires that Luxembourg adopt a law compelling an offeror who acquires voting control of a company to make an offer to all holders of the company’s securities at an equitable price. Conversely, the Directive contemplates laws pursuant to which minority shareholders could be forced to sell their shares or could force the controlling shareholder to acquire their shares at an equitable price once another threshold of control is reached by the acquiror. In addition, the Directive contemplates restrictions of the defensive measures that a company may take in response to a takeover bid unless the measures are approved by shareholders. It is not clear when Luxembourg will adopt legislation responding to the Directive or what the precise content of this legislation will be.

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

     You may request a copy of these filings at no cost, by writing or calling the office of Francis Cressall, Quilmes Industrial (Quinsa) S.A., Avenida 12 de Octubre y Gran Canaria, Quilmes B1878 AAB Argentina, Tel: +5411-4349-1700.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Market risk represents the risk of loss that may impact our consolidated financial position, results of operations or cash flows due to adverse changes in financial and commodity market prices and interest rates. We are exposed to market risk in the areas of interest rates, commodity prices and foreign currency exchange rates. These exposures are directly related to our use of agricultural commodities and other raw materials in our operations, and our normal investing and funding activities. We have established various policies and procedures to manage our exposure to market risks. This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors. Uncertainties that are either non-financial or non-quantifiable, such as political, economic, tax, other regulatory or credit risks, are not included in the following assessment of our market risks.

Interest Rate Risk

     Our exposure to interest rate risk is limited to the exposure related to our cash on hand and deposited with banks, and our short-term investments (referred to as cash and cash equivalents) and short-term and long-term obligations, which are tied to market interest rates. As of December 31, 2003, we had cash equivalents and short-term investments of US$139.4 million as well as certificates of deposit and government bonds in the amount of US$61.2 million. Our investment portfolio primarily consists of cash equivalents. Accordingly, the carrying amounts approximate market value.

     We had an investment portfolio primarily comprised of fixed income certificates of deposit until October 2001. The fixed income certificates of deposit, like all fixed income securities, were subject to interest rate risk. We attempted to limit this exposure by investing primarily in short-term deposits. From November 2001 until the present we have principally invested in overnight accounts in order to reduce our financial exposure. We have a finance group who oversees the management of our debt and investment portfolio and evaluates investment opportunities and their related risks and tax consequences as well as overall financing strategies.

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

     In view of the nature of our portfolio, a 10% movement in market interest rates would not have a significant impact on the total value of our portfolio as of December 31, 2003.

     As a matter of policy, we do not use derivative instruments to manage these risks. However, there can be no assurance that such risks will not be managed in the future through a variety of strategies, including the use of hedging transactions. We do not use derivative instruments for trading or speculative purposes.

     For debt obligations, the following table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in U.S. dollars, which is our reporting currency.

	Average
	Weighted
	Interest Rate		Currency	2004	2005	2006	2007	2008	2009	2010	Total(1)
					(in US$ million)
Fixed rate
4 Loans	10.6%		US$	3.5	13.7	—	—	—	—		17.2
3 Loans	9.3%		Other	9.0	—		—	—	—		9.0
Total fixed rate loans				12.5	13.7		—	—	—		26.2
Floating rate loans					—			—	—
1 Loan	8.0	%(2)	P$	0.4	0.4	0.4	0.4	0.5	0.6		2.7
Syndicated 1 Loan	4.9	%(3)	US$	16.5	6.2	6.9	9.9	20.7	2.6		62.8
Other 14 Loans	4.2	%(3)	US$	74.7	31.1	26.1	43.5	39.1	3.2	33.3	251.0
Total floating rate loans	4.4	%(3)	US$	91.6	37.7	33.4	53.8	60.3	6.4	33.3	316.5

Total				104.1	51.4	33.4	53.8	60.3	6.4	33.3	342.7

(1)	The carrying amounts of short-term debt and long-term debt approximate their respective fair values.

(2)	Plus CER.

(3)	Plus LIBOR.

Commodity Price Exposure

     Agricultural commodities constitute the principal raw materials used in our business, including barley, malt, rice and corn grits. Other raw materials purchased include aluminum cans and PET bottle preforms. These raw materials are normally purchased through supplier contracts. Prices of agricultural commodities tend to fluctuate due to seasonal, climatic and economic factors that may also affect our business. We believe that the raw materials for our products are readily available from a variety of independent suppliers. We are subject to market risk with respect to the cost of commodities because our ability to recover increased costs through higher pricing may be limited by the competitive environment in which we operate. In addition, we may enter into commodity futures and options contracts as deemed appropriate to reduce the effect of price fluctuations, although we have not done so for significant amounts. However, we may do so in the future.

     For inventory, the following table presents the carrying amount at December 31, 2003 per major category:

Commodity Position on Balance Sheet	Carrying Amount(1)
(in US$ millions)
Barley Inventory	$26.7
Cans Inventory	1.1
Malt Inventory	2.8
PET preforms Inventory	0.6

Total	$31.2

(1)	The carrying amounts of these inventories approximate their respective fair values.

Foreign Exchange Exposure

     We derive almost all of our revenues from operations in Latin America. The currencies of many countries in Latin America have experienced substantial depreciation and volatility in recent years, particularly against the U.S. dollar. Historically, volatility has been caused by currency devaluation, among other factors. Currency movements, as well as higher interest rates, have materially and adversely affected the economies of many Latin American countries, including our southern cone markets of Argentina, Paraguay, Bolivia, Chile and Uruguay.

     On January 6, 2002, the Argentine Congress enacted the Public Emergency Law, which amended certain provisions of the Convertibility Law and eliminated the requirement that the Argentine Central Bank’s reserves in gold and foreign currency at all times be equivalent to at least 100% of the monetary base. The Public Emergency Law abolished the U.S. dollar to Argentine peso parity regime and granted the executive branch the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market. The peso now floats freely, although the Argentine Central Bank from time to time enters into the market to minimize fluctuations. From a low of P$2.84 to US$1.00 on June 14, 2003, the peso has since appreciated relative to the dollar, and on June 14, 2004, the peso traded at an exchange rate of P$2.96 per US$1.00, as published by Banco de la Nación Argentina.

     Argentine operations accounted for approximately 66.2% of our revenues in 2003 and almost 53% of our consolidated operating profit. During 2002, our Argentine operations accounted for 59.4% of our revenues, although our results from operations were negative due to the economic crisis. In 2002, the devaluation of the Argentine peso coupled with the financial and economic crisis that has been affecting Argentina, has limited the capability of CMQ to generate cash flows in US$ and comply with certain of its original financial ratios commitments under its U.S. dollar-denominated bank loans. Consequently, management carried out negotiations during 2002, which led to the execution of a refinancing agreement on September 18, 2003.

     The Bank debt subject to renegotiation amounted to US$293.6 million. The agreement contemplated:

a.	a down payment of US$20.3 million, made on the agreement date;

b.	an extension of the term to 4, 5, 6 and 7 years;

c.	the setting of new interest rates on the remaining principal balance of US$273.3 million ranging between LIBOR + 3% and LIBOR + 5%; and

d.	the establishment of new financial ratios and indexes adapted to the new situation of Argentina, as well as certain restrictions on dividend payments, the borrowing of new indebtedness, disposal of assets and prepayment obligation-related issues.

     At December 31, 2003, the Company’s loans have been classified as either current or non-current on the basis of their due dates. The renegotiation agreements provide that in the event CMQ generates excess cash (as defined in such agreement), the Company must use a portion of this excess cash to prepay the non-current portion of the refinanced debt. The current portion of the long-term debt included US$40.3 million that was paid by the Company in February 2004 as a result of the prepayment clause included in the agreements.

     Operating in other international markets involves exposure to movements in other foreign exchange rates, primarily the Bolivian peso, Chilean peso, Paraguayan guaranties and Uruguayan pesos. Changes in foreign exchange rates would have the largest impact on translating our international operating profit into U.S. dollars.

     To date, we have not hedged the value of net investments in foreign currency denominated operations and translated earnings of foreign subsidiaries. The possibility of hedging in Argentina is, and has been for at least two years, extremely limited, both in terms of the instruments available and of the lack of liquidity in the markets. We will assess the need to utilize financial instruments to hedge currency exposures on an ongoing basis. We do not use derivative financial instruments for speculative trading purposes.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     The Quinsa Shareholders Agreement may require us to obtain the consent of AmBev and BAC before we fund certain activities or transactions with our working capital. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Quinsa Shareholders Agreement.”

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

     As of December 31, 2003, Quinsa, under the supervision and with the participation of Quinsa’s management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of Quinsa’s disclosure controls and procedures. Quinsa’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that Quinsa’s disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information Quinsa is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms.

Changes in internal controls

     There has been no change in Quinsa’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, Quinsa’s internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     On October 29, 2002 our Board of Directors decided to establish an Audit Committee, although such a committee is not required under Luxembourg law. Before we were able to formalize our Audit Committee, Jean de Ganay, our financial expert, resigned from our Board of Directors in May 2003. Consequently, we currently do not have an Audit Committee. We expect to reestablish an Audit Committee with a new financial expert in July 2004; until then, our Board of Directors is acting as our Audit Committee.

ITEM 16B. CODE OF ETHICS

     Quinsa has adopted a code of ethics governing the principal executive officer, the principal financial officer and the chief accounting officer, as of June 2004. A copy of Quinsa’s code of ethics is being filed as Exhibit 11.1 to this Form.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The following fees were paid to PricewaterhouseCoopers, our independent auditors, for services rendered during the year (US$ thousand):

	2003	2002
Audit Fees	752.4	534.3
Audit Related Fees	—	—
Tax Fees	224.3	202.1
All Other Fees	4.2	4.6

Audit Fees includes fees for audit or review services in accordance with generally accepted auditing standards, including statutory audit work for foreign operations.

Tax Fees includes fees for tax compliance services.

All Other Fees includes fees billed related to publication provided to the Company.

Audit Committee’s Approval Policies and Procedures. These procedures will be established when our Audit Committee is reestablished.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE COMPANY

     The Board of Directors approved three stock repurchase programs during November and December of 2003 in order to provide liquidity to shareholders, particularly in an environment where trading for the Company’s stock had become rather shallow. Following the substantial completion of these programs totaling approximately US$60 million in the aggregate, the Board of Directors approved a further program of up to an additional US$50 million, on March 26, 2004.

     The Company intends to acquire shares from time to time under this and any other programs the Board of Directors may approve in the future, at prices that represent an attractive investment for the Company and its shareholders.

     The total amount of Class B shares, or ADS equivalent, acquired pursuant to the programs as described above is the following:

	Number of	Amount
	Class B shares	invested (US$
Year	acquired	million)
2003	5,048,200	39.6
2004	3,526,922	32.2

     Furthermore, the Company has also purchased Class A shares from time to time through the Luxembourg Stock Exchange, pursuant to the authorization provided at the Annual General Shareholders’ Meeting held on June 27, 2003. During 2003, we acquired 2,811,068 Class A shares for a total consideration of US$2.1 million. During 2004, and up to June 15 of that year, we acquired 2,331,767 Class A shares for a total consideration of US$2.2 million.

PART III

ITEM 17. FINANCIAL STATEMENTS

     The following financial statements are filed as part of this Form 20-F:

ITEM 18. FINANCIAL STATEMENTS

     We have responded to Item 17 in lieu of responding to this Item.

ITEM 19. EXHIBITS

Exhibits

1.1	Articles of Incorporation of Quinsa, as amended (equivalent of both charter and by-laws).

2.1	Deposit Agreement dated February 28, 2002 among Quinsa, The Bank of New York and the holders from time to time of American Depositary Receipts issued thereunder (incorporated by reference to the registration statement on Form F-6 filed on
February 20, 2002; File No. 333-83226).*

2.2	Form of American Depositary Receipt for Quinsa Class B shares (included in Exhibit 2.1).

4.1	Share Exchange Agreement dated May 1, 2002 among Companhia de Bebidas das Américas – AMBEV and Quinsa (incorporated by reference to Exhibit 2.1 of the Schedule 13D relating to Quinsa, filed on May 13, 2002 by AmBev). *

4.2	Memorandum of Agreement dated January 13, 2003 between Heineken, Quinsa, BAC and certain of their respective affiliates dated January 13, 2003 (incorporated by reference to our Annual Report on Form 20-F filed on June 27, 2003 filed as Exhibit 4.2). *

4.3	Letter Agreement dated January 13, 2003 between AmBev, BAC and Quinsa (incorporated by reference to Exhibit 2.4 of the Schedule 13D/A relating to Quinsa filed on February 4, 2003 by AmBev).*

4.4	Quinsa Shareholders Agreement dated as of January 31, 2003 among BAC and AmBev (incorporated by reference to Exhibit 2.5 to Amendment No. 1 to the Schedule 13D relating to Quinsa filed on February 4, 2003 by AmBev).*

4.5	License Agreement dated January 31, 2003 between Quinsa and AmBev (incorporated by reference to our Annual Report on Form 20-F filed on June 27, 2003 as Exhibit 4.4).*

4.6	Distribution Agreement dated January 31, 2003 between Quinsa and AmBev (incorporated by reference to our Annual Report on Form 20-F filed on June 27, 2003 as Exhibit 4.5).*

4.7	Share Pledge Agreement dated as of January 31, 2003, among BAC, AmBev and Quinsa (incorporated by reference to Exhibit 2.9 to Amendment No. 1 to the Schedule 13D relating to Quinsa filed on February 4, 2003 by AmBev).*

4.8	Escrow Agreement dated as of January 31, 2003, among BAC, AmBev and The Bank of New York (incorporated by reference to Exhibit 2.10 to Amendment No. 1 to the Schedule 13D relating to Quinsa filed on February 4, 2003 by AmBev).*

8.1	List of Subsidiaries.

10.4	Resolution of the Office of Competition, Deregulation and Consumer Advocacy of the Ministry of Production of the Republic of Argentina regarding the business combination of AmBev and Quinsa – English Translation (incorporated by reference to Exhibit 2.11 to Amendment No. 1 to the Schedule 13D relating to Quinsa filed on February 4, 2003 by AmBev).*

11.1	Code of Ethics.

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of A.C. Nielsen Argentina S.A.

15.2	Consent of A.C. Nielsen Chile.

15.3	Consent of CCR/IRI.

15.4	Consent of A.C. Nielsen Uruguay.

*	Incorporated by reference.

Exhibits

15.5	Consent of CIES Internacional.

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUILMES INDUSTRIAL (QUINSA), Société Anonyme.
By:	/s/ Gustavo Castelli
	Name:	Gustavo Castelli
	Title:	Chief Financial Officer

Date: June 30, 2004

QUILMES INDUSTRIAL (QUINSA)
SOCIETE ANONYME
Consolidated Financial Statements
As of December 31, 2003 and 2002 and for each of
the three years in the period ended December 31, 2003

QUILMES INDUSTRIAL (QUINSA) SOCIETE ANONYME
Index to the Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Quilmes Industrial (QUINSA) Société Anonyme

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of Quilmes Industrial (QUINSA) Société Anonyme and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Luxembourg. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Luxembourg vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 28 to the consolidated financial statements.

PRICE WATERHOUSE & Co.

by /s/ Marcelo De Nicola (Partner)

    Marcelo De Nicola

Buenos Aires, Argentina.
April 30, 2004

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME
AND SUBSIDIARIES

Consolidated Balance Sheets
As of December 31, 2003 and 2002
(In US$ million)

	2003	2002
Assets
Fixed assets
Intangible assets (Note 6)	318.4	236.0
Industrial land and buildings (Note 7)	270.3	254.6
Machinery, plant and equipment (Note 7)	272.3	296.6
Bottles and crates (Note 7)	39.3	21.6
Other fixed assets (Note 8)	103.0	97.8
Financial assets (Note 9)	131.2	28.8

	1,134.5	935.4
Current assets
Inventories (Note 10)	78.8	70.3
Trade receivables, net	43.1	45.9
Other current assets (Note 11)	21.6	20.5
Short-term investments	123.3	123.6
Cash and banks	16.1	39.0

	282.9	299.3
Prepayments
Prepaid expenses	5.6	6.7

Total assets	1,423.0	1,241.4

Shareholders’ equity and liabilities
Shareholders’ equity
Share capital (Note 12.a)	41.7	33.5
Paid-in capital (Note 12.b)	138.3	33.9
Reserve for treasury stock (Note 12.c)	62.2	20.5
Legal reserve (Note 12.d)	3.4	3.4
Retained earnings (Note 12.e)	431.9	567.8
Net income (loss) for the year	36.8	(135.9)

	714.3	523.2
Minority interest	156.1	153.7

Total shareholders’ equity and minority interest	870.4	676.9

Provisions (Note 13)	32.2	66.7
Long-term liabilities
Long-term loans and other liabilities (Note 14)	246.1	108.5
Current liabilities
Current loans and short-term portion of long-term debt (Note 15)	104.1	273.9
Accounts payable and accrued expenses	131.8	93.1
Taxes payable and other current liabilities	38.4	22.3

	274.3	389.3

Total liabilities	552.6	564.5

Total shareholders’ equity, minority interest and liabilities	1,423.0	1,241.4

The accompanying notes are an integral part of these consolidated financial statements.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME
AND SUBSIDIARIES

Consolidated Statements of Income
For the years ended December 31, 2003, 2002 and 2001
(In US$ million)

	2003	2002	2001
Gross sales	648.5	488.2	973.0
Taxes	(25.8)	(19.6)	(34.3)

Net sales (Note 20)	622.7	468.6	938.7
Cost of goods sold	(321.3)	(308.5)	(490.4)

Gross profit	301.4	160.1	448.3
Selling and marketing expenses	(143.5)	(120.5)	(235.0)
Administrative and general expenses	(38.4)	(43.2)	(76.7)

Operating income (loss) (Note 20)	119.5	(3.6)	136.6
Interest income	12.3	8.4	6.5
Other income (Note 16)	36.8	4.4	20.4
Foreign exchange results and translation adjustments	7.2	(22.9)	(12.6)
Interest and financial expenses	(38.8)	(32.8)	(32.4)
Other expenses (Note 17)	(64.2)	(155.9)	(63.3)

Income (loss) before income taxes and minority interest	72.8	(202.4)	55.2
Income tax (expense) benefit (Note 18)	(23.3)	47.6	6.1
Minority interest	(12.7)	18.9	(18.0)

Net income (loss) for the year	36.8	(135.9)	43.3

The accompanying notes are an integral part of these consolidated financial statements.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME
AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2003, 2002 and 2001
(In US$ million)

			Reserve for
	Share	Paid-in	treasury	Legal	Retained
	capital	capital	stock	reserve	earnings	Total
Balances as of December 31, 2000	33.5	54.4	—	3.3	556.6	647.8
Increase in legal reserve	—	—	—	0.1	(0.1)	—
Dividends to shareholders	—	—	—	—	(32.0)	(32.0)
Increase in reserve for treasury stock	—	(18.8)	18.8	—	—	—
Net income for the year	—	—	—	—	43.3	43.3

Balances as of December 31, 2001	33.5	35.6	18.8	3.4	567.8	659.1

Increase in reserve for treasury stock	—	(1.7)	1.7	—	—	—
Net loss for the year	—	—	—	—	(135.9)	(135.9)

Balances as of December 31, 2002	33.5	33.9	20.5	3.4	431.9	523.2

Capital increase (Note 12)	8.2	146.1	—	—	—	154.3
Increase in reserve for treasury stock	—	(41.7)	41.7	—	—	—
Net income for the year	—	—	—	—	36.8	36.8

Balances as of December 31, 2003	41.7	138.3	62.2	3.4	468.7	714.3

The accompanying notes are an integral part of these consolidated financial statements.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME
AND SUBSIDIARIES

Consolidated Statements of Cash Flows
For the years ended December 31, 2003, 2002 and 2001
(In US$ million)

	2003	2002	2001
Cash flows from operating activities:
Net income (loss) for the year	36.8	(135.9)	43.3
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation	91.7	96.4	96.5
Amortization of goodwill	21.3	21.9	21.6
Impairment of goodwill	—	90.0	—
Impairment of tangible fixed assets	1.4	6.0	—
Inventories write-down	—	12.0	—
Tangible fixed assets write-off	—	—	1.4
Deferred income tax	9.6	(50.3)	(13.9)
Minority interest	12.7	(18.9)	18.0
Interest in related companies	2.7	5.2	18.3
Allowance for doubtful accounts	2.1	3.2	10.7
Loss (gain) from sale of tangible fixed assets and bottles	6.9	4.8	(3.0)
Gain from sale of subsidiaries	0.0	—	0.2
Contingencies (Note 16) and provisions	(25.0)	3.5	10.2
Allowance for obsolescence	—	—	1.8
Foreign exchange results and translation adjustments	(7.2)	(19.8)	4.3
Management bonus program	6.5	—	—
Impairment of Argentine government bonds	7.2	—	—
Other no cash results	—	—	(0.3)

Changes in operating assets and liabilities:
Decrease (increase) in trade receivables	5.7	(5.0)	7.6
(Increase) in other current assets	(0.3)	(13.3)	(1.7)
(Increase) decrease in inventories	(16.7)	25.8	11.2
(Increase) decrease in other fixed assets	(4.4)	4.4	(31.2)
Decrease in prepaid expenses	1.9	3.7	3.2
Increase in intangible assets	—	—	(6.0)
Increase (decrease) in accounts payable and accrued expenses	15.0	20.0	(4.6)
Increase in other long-term liabilities	0.5	11.3	5.1
Increase (decrease) in taxes payable and other current liabilities	12.3	3.4	(24.9)
(Decrease) in provisions	(36.7)	(8.6)	(23.5)
Increase in interest payable	2.7	2.6	3.2
Net cash provided by operating activities	146.7	62.4	147.5

Cash flows from investing activities:
Proceeds from sale (acquisition) of marketable securities	0.3	—	(10.2)
Acquisition of minority interest	(11.4)	(6.7)	(22.6)
Net proceeds from sale of subsidiaries, net of cash sold	—	—	0.5
(Increase) decrease in financial assets	(20.7)	0.5	(13.0)
Net proceeds from sale of tangible fixed assets	10.5	3.3	16.7
Purchase of tangible fixed assets	(38.0)	(20.5)	(72.0)
Cash received from acquisition of subsidiaries	12.9	—	—
Net cash used in investing activities	(46.4)	(23.4)	(100.6)

Cash flows from financing activities:
Payment of dividends to shareholders	—	—	(32.0)
Dividends to minority interest	(8.3)	(8.3)	(9.2)
Minority interest contributions	—	—	4.7
Acquisition of treasury stock	(41.7)	(1.7)	(11.0)
Increase (decrease) in short-term debt	9.4	(33.3)	(29.1)
Proceeds from issuance of long-term debt	—	40.0	147.5
Repayment of long-term debt	(54.7)	(38.3)	(80.4)
Net cash (used in) provided by financing activities	(95.3)	(41.6)	(9.5)

Effect of exchange rate changes on cash and cash equivalents	7.3	23.5	19.0

Increase in cash and cash equivalents	12.3	20.9	56.4
Cash and cash equivalents as of the beginning of the year	127.1	106.2	49.8
Cash and cash equivalents as of the end of the year	139.4	127.1	106.2

The accompanying notes are an integral part of these consolidated financial statements.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, 2002 and 2001
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

     Principles of consolidation

     The accompanying consolidated financial statements have been prepared to reflect the financial position and results of operations of Quilmes Industrial Société Anonyme (“QUINSA”), a Luxembourg holding company (a corporation organized under the laws of the Grand-Duchy of Luxembourg), and its majority-owned and controlled foreign subsidiaries (collectively referred to as “the Company”). The Company’s consolidated financial statements include those subsidiaries in which it holds either directly or indirectly more than 50 % of the voting rights. (See Note 5 for details). All significant intercompany accounts and transactions have been eliminated.

     Basis of presentation

     The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Luxembourg (“Luxembourg GAAP”) and Luxembourg regulations, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP. These consolidated financial statements include solely a reconciliation of net income (loss) and shareholders’ equity to US GAAP. Pursuant to Item 17 of Form 20-F, this reconciliation does not include disclosure of all information that would be required by US GAAP and Regulation S-X of the Securities and Exchange Commission (SEC) of the United States of America (See Note 28).

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

     Reclassifications

     Certain reclassifications have been made to the prior years’ financial statements to conform to the current year presentation.

2. Argentine economic context

     Argentina is immersed in a critical economic situation. The main features of the current economic context are a major external debt burden and a crisis of the financial system that led mainly towards the end of 2002 to a significant decrease in the demand for goods and services and a large rise in the level of unemployment.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, 2002 and 2001
(In US$ million, except share data)

2. Argentine economic context (continued)

     To confront the crisis Argentina is enduring, as from December 2001, the Government issued measures, laws, decrees and regulations that involved profound changes to the prevailing economic model. Among the measures adopted was the establishment of an exchange rate float that led to a significant devaluation of the Argentine peso during the first months of 2002 and the conversion into pesos of certain assets and liabilities in foreign currency held in Argentina.

     Mainly during 2002, the situation described produced a significant and unequal increase in various economic indicators, such as the exchange rate and the domestic wholesale price index. These circumstances affect the comparability of the financial statements presented and they must be analyzed considering those circumstances.

     See Notes 4(g) and 14 for details of the impact that the Argentine critical economic situation had on the Company’s financial position and results of operations during 2002.

     During 2003, national and provincial elections were held, which made the political situation more stable. The economy has continued to show signs of recovery since the last quarter of 2002. Inflation and exchange rates were able to be kept under control.

3. Acquisitions, joint ventures, mergers and divestitures

     Mergers and acquisitions

     Linthal S.A. (Linthal)

     As more fully described in Note 25, in January 2003 the Argentine control authorities approved the strategic alliance agreement entered into by the Company with Companhia de Bebidas das Américas (AmBev). Pursuant to this agreement, the Company acquired 100% of Linthal in exchange for 26,388,914 Quinsa newly issued Class B shares. Linthal is a holding company organized in Uruguay which, through its wholly-owned and majority-owned subsidiaries, namely CCBA S.A. (CCBA), Compañía Cervecera Brahma del Paraguay S.A. (CCBP) and La Luisiana S.A. (La Luisiana) and Compañía Salus S.A. (Salus), carried out the AmBev beer activities in Argentina, Paraguay and Uruguay, respectively. The acquisition was accounted for as a purchase. The purchase price amounting to US$ 157.7 million (including US$ 3.4 million of related fees and expenses) was determined based on the fair market value of the business acquired. The excess of the purchase price over the fair value of the net assets acquired and liabilities assumed (excluding any identifiable intangible assets) resulted in recognition of goodwill of US$ 96.7 million which is being amortized over 20 years using the straight-line method. As a result of the issuance of the Class B shares, the Company increased its share capital and issue premium by US$ 8.2 million and US$ 146.1 million, respectively. See Note 12 for details.

     In July 2003, the Company made a reorganization pursuant to which Quinsa contributed 100% of Linthal to Quilmes International (Bermuda) Ltd. “QI(B)” in exchange for newly issued shares of QI(B). As a result, the Company increased its ownership interest in QI(B) from 85% to 87.63%, resulting in recognition of additional goodwill amounting to US$ 3.5 million.

     Cervecería y Maltería Quilmes S.A.I.C.A y G (CMQ) — Buenos Aires Embotelladora S.A. (Baesa) — Soft drinks business

     Baesa was an Argentine company that had exclusive franchise agreements to manufacture, bottle and market Pepsi Co soft drink brands, primarily in largely populated provinces of Argentina (Buenos Aires and Córdoba) and in Uruguay.

     On September 20, 2000, CMQ and Baesa’s Board of Directors decided to merge Baesa with and into CMQ, a wholly — owned subsidiary of the Company (the “Merger”).

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, 2002 and 2001
(In US$ million, except share data)

3. Acquisitions, joint ventures, mergers and divestitures (continued)

     Mergers and acquisitions

     On March 9, 2001 the Merger was approved by the local authority (Inspección General de Justicia) and CMQ was the surviving entity.

     During the year ended December 31, 2001 the Company incurred, through CMQ, in different costs related with the enhancement of the distribution and commercialization area of soft drinks, that allowed CMQ to begin commercial activities in the Province of Neuquén and certain zones of Río Negro and La Pampa. These costs totaled US$ 4.9 million and were accounted for as intangible assets.

     Cervecería y Maltería Quilmes S.A.I.C.A y G (CMQ) — Embotelladoras del Interior S.A. (EDISA) — Coroplas S.A.I.C.I. y F. (Coroplas)

     In December 2000, the Company, through one of its wholly-owned subsidiaries, purchased a 99.21% indirect equity interest in EDISA, an Argentine bottler and producer of the Pepsi brand, for US$ 18.3 million. Its franchise covers the territory of nine Argentine provinces. The acquisition was accounted for as a purchase. The excess of the total purchase price over the fair value of total net assets acquired was allocated to goodwill, resulting in recognition of goodwill of US$ 45.2 million, which is being amortized over 20 years utilizing the straight-line method.

     During the year ended December 31, 2001, the Company finalized its evaluation of the fair value of assets acquired and liabilities assumed. This evaluation resulted in an increase to the value of tangible fixed assets acquired of US$ 3.4 million and in a reduction in goodwill of US$ 2.3 million. Additionally, during the first quarter 2001, goodwill was increased in US$ 1.1 million as a result of recognizing acquisition expenses incurred.

     In August 2001 EDISA and CMQ agreed that the latter would take charge of the sale and distribution of products from the PepsiCo line. As a result of this agreement, as from that date, EDISA began to provide manufacturing and bottling services of such products for CMQ.

     In December 2002, CMQ, EDISA and Coroplas’s (a wholly-owned subsidiary of CMQ) Boards of Directors decided to merge those companies with and into CMQ (the surviving entity), a decision that was ratified in April 2003 by the meetings of shareholders of those companies, being effective January 1, 2003. In July 2003 the Superintendency of Corporations, the control authority in Argentina, approved the merger. As a consequence of this, at December 31, 2003, Quinsa held an indirect interest of 99.69% in CMQ.

     Cerveceria Paraguaya S.A. (Cervepar) — CCBP

     The process for merging CCBP (the Paraguayan subsidiary contributed by AmBev) and Cervepar commenced during the second quarter of 2003, and was approved at each of their shareholders meetings, held on August 7 and August 8, 2003, respectively. Final approval of the merger was granted by the Paraguayan regulatory authorities once a Final Merger Agreement was filed on December 18, 2003. As a result of this corporate reorganization, as of December 31, 2003 Quinsa held an indirect 85.80% interest in Cervecería Paraguaya S.A.

     F.N.C. S.A.(FNC) — Embotelladora del Uruguay S.A.(EUSA) — La Luisiana — Salus

     In May 2001, FNC capitalized certain capital reserves by issuing 176,405,900 shares. This operation did not change the shareholders’ ownership.

     During the second quarter 2001, the Company, through QI(B), acquired 47,301,300 shares of FNC for US$ 0.7 million that led to an increase in ownership of 3.12%.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, 2002 and 2001
(In US$ million, except share data)

3. Acquisitions, joint ventures, mergers and divestitures (continued)

     Mergers and acquisitions (continued)

     Also, during November 2001 the Uruguayan local authority approved the merger between FNC and EUSA, being EUSA the surviving entity. As part of this operation 45,455,956 shares, representing 3.34% of the ownership, were sold to minority shareholders. As a consequence of these operations the Company had an indirect ownership in the surviving entity of 59.7%. Additionally, EUSA changed its name to FNC.

     In September 2003, QI(B) (directly controlled by Quinsa) acquired an additional 36.82% equity stake in FNC for a total amount of US$ 7.7 million. The Company recorded these acquisitions of additional ownership interests under the purchase method of accounting as step acquisitions. The excess of purchase price over the fair value of net assets acquired and liabilities assumed resulted in recognition of an additional goodwill of US$ 2.4 million.

     On November 30, 2003, after having carried out the pertinent legal formalities, FNC and La Luisiana (the Uruguayan subsidiary contributed by AmBev) executed a merger agreement whereby FNC absorbed La Luisiana, which was dissolved without being liquidated. This operation did not produce significant effects on the financial statements.

     On February 3, 2004, the Boards of Directors of FNC and Salus executed a spin-off/merger agreement, which was subsequently approved by the Extraordinary Meeting of Shareholders held on February 27, 2004. This operation consists of the spin-off of the beer (including soft drinks, malt and cider) and water businesses and the subsequent addition to FNC of Salus’s spun-off beer business.

     Cervecería Boliviana Nacional La Paz (CBN), Cervercería Boliviana Nacional Santa Cruz (CBNSC), Cervecería Santa Cruz (SC), Cervecería Taquiña (CTq), Cervecería Tarija, Envases de Aluminio Boliviano S.R.L. (Enalbo) and Inversiones Cerveceras Sociedad Anónima (INCESA)

     As of December 31, 1999, the Company had a 14.55% indirect equity interest in CBN, which in turn had a 30.0% direct equity interest in CBNSC, two Bolivian brewers. In 1999, the Company accounted for this investment at cost. In September 2000, the Company increased its indirect equity ownership in CBN to 70.34% for a total consideration of US$ 77.4 million. In December 2000, CBN acquired an additional 50.92% equity stake in CBNSC. With the increase in equity ownership of CBN to 70.34%,the Company has effective control, and therefore, the Company changed its accounting method for CBN from cost to the consolidation method effective September 1, 2000. Because a controlling interest in CBN was acquired in September 2000, the results of operations of CBN have been included in the consolidated statements of income for the period beginning September 1, 2000.

     The Company recorded these acquisitions of additional ownership interest in CBN under the purchase method of accounting as step acquisitions. The excess of purchase price over the fair value of net assets acquired and liabilities assumed resulted in a recognition of goodwill amounting to US$ 109.6 million and is being amortized over 20 years using the straight-line method.

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
for the years ended December 31, 2003, 2002 and 2001
(In US$ million, except share data)

3. Acquisitions, joint ventures, mergers and divestitures (continued)

     Mergers and acquisitions (Continued)

     During the year ended December 31, 2001, in several transactions, the Company increased its indirect ownership in CBN to 74.03% and in CBNSC to 88.92% for a total consideration of US$ 11.4 million and US$ 4.9 million, respectively. The Company recorded these acquisitions of additional ownership interests in CBN and CBNSC under the purchase method of accounting as step acquisitions. The excess of the purchase prices over the fair values of net assets acquired and liabilities assumed resulted in the recognition of goodwill amounting to US$ 3.5 million and US$ 1.0 million for CBN and CBNSC acquisitions, respectively. Goodwill is being amortized over 20 years using the straight-line method.

     During the year ended December 31, 2001, as a consequence of capitalization of loans with shareholders, INCESA increased its capital by US$ 102.3 million by issuing 10,230 shares. Of this share increase, the Company, through QI(B), subscribed 9,880 shares. Also, during the year ended December 31, 2001 the Company increased, in several transactions, its indirect ownership in INCESA through the acquisitions of shares from minority shareholders for a total consideration of US$ 4.5 million. As a result of these operations, as of December 31, 2001 the Company increased its indirect ownership in INCESA to 96.15%. The Company recorded these acquisitions of additional ownership interests under the purchase method of accounting as step acquisitions. The excess of purchase price over the fair value of net assets acquired and liabilities assumed resulted in recognition of an additional goodwill of US$ 2.6 million.

     In the last quarter 2001, CBN, CBNSC, SC and Cervecería Tarija ´s Board of Directors decided to merge Cervecería Santa Cruz, CBNSC and Cervecería Tarija with and into CBN (surviving entity). A preliminary merger agreement was executed between the above mentioned companies, and the merger was approved by the shareholders of each company in their respective shareholders ´ general meetings. The accompanying consolidated financial statements as of December 2002, were prepared taking into consideration the above mentioned merger and considering Incesa ´s equity ownership in the surviving entity (CBN) of 75.16%. During the second quarter of 2002, the Bolivian authorities approved the merger.

     During the year ended December 31, 2002, the Company increased its indirect ownership in CBN to 78.13% and in CTq to 91.95% for a total consideration of US$ 3.8 million and US$ 0.1 million, respectively. The Company recorded these acquisitions of additional ownership interests under the purchase method of accounting as step acquisitions.

     In the last quarter of 2002, CBN, CTq and Enalbo’s (a wholly-owned CBN subsidiary) Boards of Directors decided to merge those companies with and into CBN (surviving entity), which was approved by the Extraordinary Meeting of Shareholders of those companies. The Bolivian authorities approved that merger in May 2003. As a result of this operation, Incesa’s interest in CBN was taken to 79.98%.

     INCESA

     During 2003, the Company increased its indirect interest in Incesa to 97.44% for a total amount of US$ 4.3 million (including a cash payment of US$ 3.8 million), which generated goodwill of US$ 4.0 million. The Company recorded these acquisitions of additional ownership interests under the purchase method of accounting as step acquisitions.

     CMQ

     In 2001, the Company, through QI(B), acquired 155,469 shares of CMQ for a total consideration of US$ 2.0 million, increasing the ownership to 99.67% and generating goodwill of US$ 1.0 million. Also, during the second quarter of 2002, the Company, through QI(B), acquired 35,053 shares of CMQ for a total consideration of US$ 0.1 million, increasing the ownership to 99.72%. As a consequence of the merger between CMQ, Edisa and Coroplas with and CMQ being the surviving entity, at December 31, 2003, Quinsa held an indirect interest of 99,69% in CMQ.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, 2002 and 2001
(In US$ million, except share data)

3. Acquisitions, joint ventures, mergers and divestitures (continued)

     Joint ventures

     Eco de los Andes S.A. (Eco)/ Hecatón S.A. (Hecatón)

     In July 1999,the Company entered into a strategic association with Perrier-Vittel, a company of The Nestle Group, to manage its mineral water business in Argentina through the formation of a new company, Eco. The Company consummated a spin-off of its mineral water business and contributed its related assets to Eco. After the spin-off, the Company retained a 48.83% in Eco. Eco’s objective is to focus on the bottling and marketing of various mineral water brands, including the Eco brand.

     During the first quarter 2001, the Company, through Hecatón, CMQ and EDISA, transferred certain assets related to the mineral water business of Glaciar and Villa de los Arroyos (VDA)’s lines of products to Eco.

     Also during the year ended December 31, 2001, and in several share transactions the Company, through QI(B), transferred to Perrier — Vittel 51.00% of its indirect ownership in Hecatón. As of December 31, 2001,the Company had an indirect ownership interest in Hecatón of 49.00%.

     On December 12, 2001 the Board of Eco began negotiations with Hecatón, in order to merge both companies. During the second quarter of 2002, the merger was approved by the corresponding local controlling authorities. The objective of this merger is to better use available resources and to increase administrative efficiency, therefore improving financial results.

     Divestitures

     Maltería Safac S.A. (Safac)

     In September 2001, the Company through QI(B) and CMQ, sold its 100% interest in Safac for a total consideration of US$ 1.5 million. As a result, the Company recorded an after tax loss of approximately US$ 0.2 million on this sale in 2001.

4. Summary of significant accounting principles and policies

     The significant accounting principles and policies of the Company are as follow:

     (a) Revenue recognition

     Sales represent the invoiced value of goods sold, net of discounts and excise taxes. Sales and sales discounts are recognized upon delivery of goods to customers.

     (b) Statements of cash flows

     The Company considers all highly liquid temporary investments with original maturities of three months or less, consisting of primarily fixed-term deposits to be cash equivalents for purposes of the statements of cash flows.

     (c) Foreign currency assets and liabilities

     Financial statements of foreign consolidated subsidiaries have been translated into US dollars on the basis of the financial statements of such subsidiaries expressed in the local currency of the country of origin. The method of translation involves the translation of property, other long-lived assets, long-term liabilities and related profit and loss accounts at historical rates of exchange. Additionally, net monetary asset and liability related translation adjustments are included in financial results in the current period. The effects of

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, 2002 and 2001
(In US$ million, except share data)

this translation procedure have been treated as permanent differences in determining deferred tax.

4. Summary of significant accounting principles and policies (continued)

     (c) Foreign currency assets and liabilities (continued)

     Assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rates as of year-end. Transactions denominated in foreign currencies are translated into US dollars at the prevailing exchange rates on the date of transaction settlement. Foreign currency transaction gains and losses are recorded within financial results.

     (d) Inventories

     Inventories are stated at the lower of cost or market value. Cost, which comprises direct materials, direct labor costs and overhead associated with the manufacturing processes, is calculated using the first-in, first-out method. During the fourth quarter of 2002 the Company reviewed the recoverable value of certain inventories in Argentina, and as a consequence of the devaluation of the respective local currency against the US dollar, a write-down of US$ 12.0 million was recorded as a reduction of the related account balance and recognized within that year’s financial results.

     (e) Provision for contingencies and allowances

     The Company records an allowance for doubtful accounts based on several indicators of risk of uncollectability. This allowance is shown as a reduction of the related receivable balance.

     The Company has certain contingent liabilities with respect to material existing or potential claims, lawsuits and other proceedings, including those involving tax, social security and other matters. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcome of these matters, the lawyers’ opinion, and its experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company’s future results of operations and financial condition or liquidity.

     (f) Income taxes

     The Company tax status is governed by the tax provision of the law of July 31, 1929 as amended by the rules set by The Grand Ducal decree of December 17, 1939 governing “Holding Milliardaire Companies”.

     Income taxes are accounted for using a comprehensive liability method of accounting for income taxes. Under the comprehensive liability method, deferred income taxes are recognized for the tax consequences of “temporary differences” by applying the statutory tax rate to the difference between the financial statement carrying amounts and the tax basis of existing assets and liabilities, calculated on a country by country basis. The effect on deferred income taxes of a change in tax rates is recognized in income in the period of enactment. A valuation allowance is established to reduce the carrying amounts of deferred tax assets unless such assets are more likely than not to be realized.

     (g) Intangible assets

     Goodwill, representing the excess of the purchase price over the fair value of net assets of acquired businesses, is amortized on a straight-line basis, primarily, over 20 years. Amortization for the years ended December 31, 2003, 2002 and 2001 was US$ 21.3 million, US$ 21.9 million and US$ 21.6 million, respectively. The ongoing recoverability of goodwill is monitored on a country by country basis taking into account significant events or changes in the overall business environment.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, 2002 and 2001
(In US$ million, except share data)

4. Summary of significant accounting principles and policies (continued)

     (g) Intangible assets (continued)

     Also, this caption includes costs related with the enhancement of the distribution and commercialization area of soft drinks that allowed the Company to begin commercial activities in the Province of Neuquén and certain zones of Río Negro and La Pampa.

     Considering the critical economic situation of Argentina during the third quarter of 2002 the Company’s management reviewed the value of its tangible and intangible assets in Argentina for potential impairment. Consequently, the Company recorded a US$ 90 million write off of goodwill related to the soft drink business. This loss was included in “other expenses”.

     (h) Tangible fixed assets

     Tangible fixed assets primarily consist of industrial land and buildings, machinery, plant and equipment and bottles and crates. Tangible fixed assets are carried at cost and include expenditures for new facilities and expenditures which substantially increase the useful lives of existing facilities. The cost of maintenance, repairs and minor renewals is expensed as incurred. When tangible fixed assets are retired or otherwise disposed, the related cost and accumulated depreciation are eliminated and any gain or loss on disposition is recognized in financial results.

     Depreciation is provided on the straight-line method over the following estimated useful lives: buildings and improvements, 50 years; other tangible fixed assets, including machinery and equipment and bottles and crates, 3 to 20 years.

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

     (k) Financial assets

     Financial assets primarily consist of treasury stock, certificates of deposits and participation agreements, government bonds and investments in affiliated companies.

     Treasury stock is carried at cost. Dividends collected on these shares are deducted from the acquisition cost.

     Certificates of deposits and participation agreements are carried at cost plus accrued interest at year-end.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, 2002 and 2001
(In US$ million, except share data)

4. Summary of significant accounting principles and policies (continued)

     (k) Financial assets (continued)

     In 2002, the Company included under the heading of “other fixed assets”, US$ 10.0 million corresponding to the nominal value of Argentine government bonds purchased by CMQ, and accrued and unpaid interest through 2002. These bonds are denominated in US$ and are due on May 11, 2004. Since February 2002 the Argentine Government suspended the monthly interest payment on those bonds. This situation as described, added to the economic crisis that Argentina was experiencing and raised doubts as to the capacity of the country’s government to comply with its financial obligations. However, since these bonds were expected to be recovered in the form of a similar amount tax credit, management estimated that the Company may be able to recover the par value plus unpaid interest accrued at the date of maturity of the bonds. Consequently, the investment in these bonds was valued at its nominal value plus interest accrued through the end of 2002.

     During 2003, the Argentine Government suspended the possibility of recovering these bonds in the form of a similar tax credit amount and in September 2003, the Argentine government made an initial offering to refinance its debt, which included a 75% reduction of the principal amount due. In view of the Argentine Government’s proposal, a valuation allowance of US$ 7.2 million was recorded as a reduction of the nominal value and accrued interest of those bonds and charged to results for the current year.

     The equity method of accounting is used for the Company’s investments in affiliates where the Company has the ability and the intention to exercise significant influence. As a result of the uncertain future performance of the water business in Argentina, the Company has decided to discontinue the financing of its investment in Eco de los Andes S.A. (Eco). In view of the decision made, the Company has valued its investment in that company at zero.

     (l) Other fixed assets

     At December 31, 2003, other fixed assets consist primarily of deferred income taxes and spare parts. As mentioned in Note 4(k) the Company has decided to include the Argentine government ´s bonds under the heading “Financial assets”, while during 2002 they were included under the heading “Other fixed assets”, because the Argentine government suspended the possibility of recovering these bonds in the form of a similar tax credit amount.

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

5. Summary of the QUINSA group of companies

     The consolidated financial statements of QUINSA include the accounts of QUINSA and foreign controlled and affiliated subsidiaries. The following list summarizes the direct and indirect equity holdings in each of the companies, which form the QUINSA group. See Note 3 for a description of acquisitions, joint ventures and divestitures occurred during the years ended December 31, 2001, 2002 and 2003.

Participation or interest owned is shown as of December 31, 2003:

Held directly:

.	Quilmes International (Bermuda) Ltd. (QI(B)), Hamilton, Bermuda, at 87.63%.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, 2002 and 2001
(In US$ million, except share data)

5. Summary of the QUINSA group of companies (continued)

Held indirectly through QI(B):
.	Cervecería y Maltería Quilmes S.A. (CMQ), Buenos Aires, Argentina, at 99.69%.
.	Eco de los Andes S.A., Buenos Aires, Argentina, at 48.82%
.	Colosas S.A., Barcequillo, Paraguay, at 57.97%.
.	Inversiones Bemberg Chile Ltda., Santiago de Chile, Chile, at 100.00%
.	Noitca Ltd., Tortola, British Virgin Islands and its subsidiaries, at 100.00%.
.	Linthal S.A., Montevideo, Uruguay, at 100.00%.
.	Sociedad de Inversiones y Comercio Vienher S.A., Panamá, Panamá, at 100.00%.

Held indirectly through Linthal:
.	CCBA S.A. Lujan, Argentina, at 100.00%.
.	SPV Salus S.A., Montevideo, Uruguay, at 26.25%.

Held indirectly through QI (B) at 26.10%, Noitca at 8.56% and SPV Salus at 57.35%
.	Compañía Salus S.A., Uruguay.

Held indirectly through CMQ:
.	Quilmes Do Brasil Ltda., Porto Alegre, Brazil, at 100.00%.
.	Publicidad Relator S.A., Buenos Aires, Argentina, at 99.99%.
.	Seven Up Concesiones S.A.I. y C., Buenos Aires, Argentina, at 99.99%.
.	Embotelladora Perla del Norte S.A.I.C.I.A. y F., Pergamino, Argentina, at 99.99%.
.	Intergal S.A., Montevideo, Uruguay, at 100.00%.
.	Aydecar S.A., Buenos Aires, Argentina, at 99.99%.

Held indirectly through QI(B) at 64.04%, Linthal S.A. at 21.54% and FNC S.A. at 0.22%:
.	Cervecería Paraguaya S.A., Asuncion, Paraguay

Held indirectly through QI(B) at 88.72% and Inversiones Bemberg Chile Ltda. at 11.28%:
.	Cervecería Chile S.A., Santiago de Chile, Chile.

Held indirectly through QI(B) at 55.44%, Linthal S.A. at 36.57% and CMQ at 5.90%:
.	FNC S.A., Montevideo, Uruguay

Held indirectly through Cervecería Paraguaya S.A. at 81.79% and Colosas S.A. at 12.70%:
.	Fábrica Paraguaya de Vidrios S.A., Asunción, Paraguay.

Held indirectly through QI(B) at 97.44% and Sociedad de Inversiones y Comercio Vienher S.A. at 0.01%:
.	Inversiones Cerveceras S.A. (Incesa), Panamá, Panamá.

Held indirectly through Incesa at 79.98%
.	Cervecería Boliviana Nacional S.A. (CBN), La Paz, Bolivia.

Held indirectly through Embotelladora Perla del Norte S.A.I.C.I.A. y F. at 99.99% and CMQ at 0.01%:
.	Embotelladora 9 de Julio S.A.I.C.I. y F., Pergamino, Argentina.

Held directly at 90.00% and indirectly through CMQ at 3.00%, Cervecería Chile S.A. at 1.50%, Cervecería Paraguaya S.A. at 2.50% and Embotelladora del Uruguay S.A. at 3.00%:
.	Quilmes Industrial S.A., Buenos Aires, Argentina.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, 2002 and 2001
(In US$ million, except share data)

6. Intangible assets

	As of December 31,
	2003	2002
Goodwill and other intangible assets, net
Baesa	82.5	86.5
Edisa	15.6	20.6
Cervecería Boliviana Nacional	100.7	106.8
Incesa, Taquiña and Santa Cruz	8.8	6.8
Salus (Beer business)	4.3	4.5
Salus (Water business)	4.1	4.4
Cervecería Bieckert S.A.	1.8	2.4
QI(B)	3.5	—
Linthal	92.4	—
Other	4.7	4.0

	318.4	236.0

     Due to the critical economic situation of Argentina and its related effects, during the year ended December 31, 2002, the Company’s management reviewed the value of its intangible assets in Argentina. Consequently, goodwill related to the soft drink business (BAESA and EDISA) was reduced in 2002 by US$ 90.0 million.

7. Tangible fixed assets

				Bottles
		Industrial land and	Machinery, plant	and
	Total	buildings	and equipment	crates
Total cost or valuation as of January 1, 2003	1,372.5	321.6	935.8	115.1
Acquisitions of businesses (Notes 1 and 3)	84.9	32.0	47.4	5.5
Additions	55.0	0.3	25.0	29.7
Disposals	(41.3)	(6.5)	(21.8)	(13.0)

Total cost or valuation as of December 31, 2003	1,471.1	347.4	986.4	137.3

Accumulated depreciation as of January 1, 2003	(799.7)	(67.0)	(639.2)	(93.5)
Acquisitions of businesses (Notes 1 and 3)	(20.0)	(5.0)	(14.9)	(0.1)
Additions	(91.7)	(7.1)	(73.7)	(10.9)
Disposals	22.2	2.0	13.7	6.5

Accumulated depreciation as of December 31, 2003	(889.2)	(77.1)	(714.1)	(98.0)

Net book value as of December 31, 2003	581.9	270.3	272.3	39.3

				Bottles
		Industrial land and	Machinery, plant	and
	Total	buildings	and equipment	crates
Total cost or valuation as of January 1, 2002	1,401.7	320.5	959.3	121.9
Additions	27.7	1.8	12.6	13.3
Disposals	(56.9)	(0.7)	(36.1)	(20.1)

Total cost or valuation as of December 31, 2002	1,372.5	321.6	935.8	115.1

Accumulated depreciation as of January 1, 2002	(741.2)	(60.9)	(582.4)	(97.9)
Additions	(101.1)	(6.8)	(80.9)	(13.4)
Disposals	42.6	0.7	24.1	17.8

Accumulated depreciation as of December 31, 2002	(799.7)	(67.0)	(639.2)	(93.5)

Net book value as of December 31, 2002	572.8	254.6	296.6	21.6

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, 2002 and 2001
(In US$ million, except share data)

8. Other fixed assets

	As of December 31,
	2003	2002
Deferred income taxes (Note 18)	81.3	72.3
Spare parts	15.3	14.4
Argentine government bonds (Note 4 k)	—	10.0
Tax receivables	1.1	0.1
Others (Net of allowance for doubtful accounts of US$ 0.8 million in 2003 and US$ 1.9 million in 2002)	5.3	1.0

	103.0	97.8

9. Financial assets

	As of December 31,
	2003	2002
Treasury stock (Note 12)	62.2	20.5
Argentine government bond (Note 4 k)	3.5	—
Investments at equity method	1.1	3.8
Certificates of deposit and participation agreements	57.7	1.7
Others	6.7	2.8

	131.2	28.8

     As of December 31, 2003 and 2002, the details of total treasury shares held by the Company are as follows:

	2003	2002
- Class A shares:	2,272,245	3,734,797
- Class B shares:	1,153,416	726,053
- ADS (*):	3,358,216	834,116

(*) representing 2 Class B shares for each ADS

During 2003, the Company acquired 2,811,078 Class A shares and 2,524,100 ADS for a total amount of US$ 2.1 million and US$ 39.6 million, respectively. Additionally, 4,273,630 Class A shares were converted into 427,363 class B shares.

10. Inventories

	As of December 31,
	2003	2002
Finished goods and goods for resale	16.7	17.7
Work in process	6.8	6.6
Raw material and supplies (net of valuation allowance of US$ 12.0 million in 2002 - see Note 4.d)	48.3	44.1

	71.8	68.4
Advances to suppliers and inventories in transit	7.0	1.9

	78.8	70.3

11. Other current assets

	As of December 31,
	2003	2002
Advances to suppliers	8.0	6.2
Prepaid taxes	0.6	6.4
Deferred income taxes (Note 18)	6.1	3.2
Advances to personnel	0.9	0.6
Others	6.0	4.1

	21.6	20.5

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, 2002 and 2001
(In US$ million, except share data)

12. Shareholders’ equity

     (a) Share capital

     The share capital issued and outstanding of US$ 41.7 million is represented by 707,932,153 shares (637,103,500 shares of Class A common stock and 70,828,653 shares of Class B common stock, both classes without par value).

     The following is a summary of the share activity of the Company:

	Voting Shares	Non-voting shares	Class A common stock	Class B common stock
Balances as of December 31, 2000	68,400,000	39,750,089	—	—
Capital restructuring (i):
Ten-for-one split of ordinary shares	615,600,000	—	—	—
Rename of ordinary shares	(684,000,000)	—	684,000,000	—
Conversion of preferred shares into ordinary shares	39,750,089	(39,750,089)	—	—
Rename of ordinary shares	(39,750,089)	—	—	39,750,089
Conversion of Class A shares into Class B shares	—	—	(36,381,160)	3,638,116

Balances as of December 31, 2001 and 2002	—	—	647,618,840	43,388,205

Capital increase by contribution of Linthal shares	—	—	—	26,388,914
Conversion of Class A shares into Class B shares	—	—	(10,515,340)	1,051,534

	—	—	637,103,500	70,828,653

     (i) The Shareholders’ Meeting held on June 8, 2001 approved the capital restructuring proposal as submitted. The restructuring, which was approved by the separate class vote of each of the preferred and ordinary shareholders, consisted principally of the following:

     – The 68,400,000 ordinary shares outstanding at that date were split ten-for-one resulting in 684,000,000 shares, without par value, and were renamed Class A shares.

     – The 39,750,089 non-voting preferred shares outstanding at that date were converted into ordinary shares, without par value, and renamed Class B shares. The class of non-voting preferred shares was cancelled.

     Class A and Class B shares vote as one class at any shareholders’ meeting and each Class A and Class B share is entitled to cast one vote at any shareholders’ meeting, provided that any resolutions affecting the rights of a particular class must be approved separately by the quorum and majority requirements established by law for each class.

     Class B shares have dividend and liquidation rights equal to ten times the rights of Class A shares.

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

     The company is listed on the Luxembourg Stock Exchange (“LSE”) since July 1991 and on the New-York Stock Exchange (“NYSE”) since March 1996.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, 2002 and 2001
(In US$ million, except share data)

12. Shareholders’ equity (continued)

     (a) Share capital (continued)

     Class A and Class B shares have been listed on the Luxembourg Stock Exchange since June 11, 2001. American Depositary Shares (“ADS”), each representing two Class B shares as from June 11, 2001, are listed on the New York Stock Exchange.

     Pursuant to information requirements from the Luxembourg Stock Exchange, the Company has also confirmed that during the last financial year and the current year no public takeover or exchange offers were made by third parties in respect of its shares, and no public exchange offers were made by it in respect of other companies’ shares.

     In January 2003, AmBev contributed its assets in Argentina, Paraguay and Uruguay to the Company in exchange for 26,388,914 Class B shares.

     Additionally, the holders made a conversion of 10,515,340 Class A to 1,051,534 Class B.

     The authorized capital is fixed at US$ 400 million represented by Class A shares and Class B shares, both without par value, in a total amount of 6,790,862,498 shares which includes the number of shares of the presently subscribed capital in such portions of Class A and B shares as shall reflect the outstanding portions from time to time of Class A and B shares under the subscribed share capital. This authorization is valid for five years until June 8, 2006.

     The Board of Directors is authorized to issue bonds convertible into shares to the extent that there shall be available authorized capital. This authorization is valid for five years until June 8, 2006. No bonds have been issued as of December 31, 2003.

     (b) Paid-in capital

     In January 2003, paid-in capital was increased when AmBev contributed to the Company all the shares of capital stock of its subsidiaries (the Southern Holding shares) in exchange for 26,388,914 newly issued Quinsa Class B shares. These shares were valued at their fair value of US$ 154.3 million which resulted in additional share premium of US$ 146.1 million.

     In accordance with regulations established in the Luxembourg Company law, during fiscal year 2003 US$ 41.7 million (US$ 1.7 million in 2002) of the paid-in capital balance was allocated to the reserve for treasury stock (to be ratified by the 2004 Ordinary General Meeting).

     (c) Reserve for treasury stock

     Under Luxembourg regulations, the Company has to maintain a non-distributable reserve for treasury stock. In order to comply with that requirement, at the Ordinary General Meeting of June 29, 2001 it was decided to allocate US$ 7.8 million from the paid-in capital balance to that reserve. During year 2001 the Company also allocated an additional US$ 11 million to that reserve corresponding to treasury stock acquired during 2001 (ratified by the Ordinary General Meeting of June 28, 2002).

     Additionally during 2002 and 2003 the company allocated US$ 1.7 million (ratified by the Ordinary General Meeting of June 27, 2003) and US$ 41.7 million, respectively, to that reserve. The allocation of US$ 41.7 million is yet to be ratified by the 2004 Ordinary General Meeting.

     (d) Legal reserve

     Under Luxembourg Company Law, the Company is required to transfer to a legal reserve a minimum of 5% of its net profits each year until this reserve equals 10% of the issued share capital (determined on the Company’s stand alone financial statements). This reserve is not available for distribution.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, 2002 and 2001
(In US$ million, except share data)

12. Shareholders’ equity (continued)

     (e) Retained earnings

     Retained earnings are generally distributable to the extent that the legislation of the jurisdiction, in which such retained earnings are held, so permits.

13. Provisions

	As of December 31,
	2003	2002
Contingencies (Note 23)	10.6	48.9
Employee benefits (Note 22)	6.0	1.8
Acquisition-related and restructuring charges (i)	2.7	5.1
Baesa’s indemnification agreement (ii)	9.9	9.9
Others	3.0	1.0

	32.2	66.7

     (i) Acquisition-related and restructuring charges comprised primarily severance and other termination benefits and certain exit costs related to the closure of plants.

     (ii) In 1997, Baesa sold its Brazilian soft-drink business (the “Brazilian Business”) to AmBev. At the time of the sale, the Brazilian Business had certain material existing and potential claims, lawsuits and proceedings, including those involving tax, social security and other matters. Under a tax indemnification agreement, Baesa has agreed to indemnify AmBev for these liabilities, but in no event to exceed US$ 20.0 million. In this connection, PepsiCo has also agreed to reimburse Baesa up to US$ 10 million.

14. Long-term loans and other liabilities

	As of December 31,
	2003	2002
Due to banks	224.9	87.0
Notes payable	13.7	13.7
Deferred income taxes (Note 18)	0.5	1.3
Other accounts payable	7.0	6.5

	246.1	108.5

     CMQ (formerly Baesa) has outstanding notes as described below:

	As of December 31,
	2003	2002
Series A, due September 1, 2005, interest at 11% per annum, payable semiannually	2.7	2.7
Series B, due September 1, 2005, interest at 12% per annum, payable semiannually	11.5	11.5

	14.2	14.2

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, 2002 and 2001
(In US$ million, except share data)

14. Long-term loans and other liabilities (continued)

     The following table categorizes long-term loans by interest rate:

	As of December 31,
	2003	2002
Less than 4%	10.5	29.4
From 4 to 5.99%	160.8	151.1
From 6 to 7.99%	141.1	—
From 8 to 9.99%	—	—
From 10 to 11.99%	2.7	2.7
More than 11.99%	14.1	11.5

Total	329.2	194.7
Less current portion of long-term loans (Note 15)	(90.6)	(94.0)

Total debt to banks	238.6	100.7

     The Company’s long-term debt is principally denominated in US dollars and represents borrowings from banks. As of December 31, 2003 and 2002, the Company had long-term debt of US$ 14.2 million and US$ 14.3 million, respectively, at fixed interest rates and US$ 315.0 and US$ 180.4 million, respectively, at rates which varied in relation to established indices, principally LIBOR, plus a fixed spread.

     The aggregate maturities of long-term loans as of December 31, 2003 are as follows:

Year	2003	2002
2004	—	55.0
2005	51.4	45.7
2006	33.4	—
2007	53.8	—
2008	60.3	—
2009 or +	39.7	—

Total	238.6	100.7

     QI(B) Commitments

     On September 22, 1993 QI(B), (the guarantor and primary obligor), signed a guaranty agreement with the IFC guaranteeing a loan of US$ 30.0 million in principal extended by the IFC to CMQ on the basis of an investment agreement. As of December 31, 2002, the amount due from that loan totaled US$ 4.0 million and during 2003 that loan was fully repaid. Additionally, the total amount granted by QI(B) related to other loans of CMQ at December 31, 2003 and 2002 was approximately US$ 37.4 million and 41.5 million, respectively.

     Compliance with certain covenants / Debt refinancing

     Most of the Company’s loan agreements contain restrictive covenants that require the Company or its subsidiaries to maintain certain financial ratios, limit the amount of dividends paid, restrict indebtedness and guarantee liabilities, among other requirements.

     CMQ has a significant amount of bank loans denominated in US dollars. Devaluation of the Argentine Peso as well as the financial and economic crisis that has been affecting Argentina, has limited the ability of that subsidiary to generate cash flows in and comply with certain financial ratios originally committed to. Consequently, management carried out negotiations during 2002, which led to the execution of a refinancing agreement on September 18, 2003.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, 2002 and 2001
(In US$ million, except share data)

14. Long-term loans and other liabilities (continued)

     The bank debt subject to renegotiation amounted to US$ 293.6 million. The agreement contemplated:

a)	a down payment of US$ 20.3 million, made on the agreement date,

b)	an extension of the term to 4, 5, 6 and 7 years,

c)	the setting of new interest rates on the remaining principal balance of US$ 273.3 million ranging from Libor + 3% to Libor + 5%, and

d)	the establishment of new financial ratios and indexes adapted to the new situation of Argentina, as well as certain restrictions on dividend payments, the borrowing of new indebtedness, disposal of assets and prepayment obligation-related issues.

     At December 31, 2003 the Company’s loans have been classified under current and non-current on the basis of the due dates established in the above-mentioned renegotiation. The renegotiation agreements provide that in the event CMQ generates excess cash (as defined in such agreements), the Company must use this excess to prepay the non-current portion of the refinanced debt. The current portion of long-term debt includes US$ 40.3 million that the Company had to pay in March 2004 as a result of the prepayment clause included in the agreements.

15. Current loans and short-term portion of long-term debt

	As of December 31,
	2003	2002
Overdraft facilities	0.9	1.5
Short-term loans	12.6	178.4
Notes payables (Note 14)	0.5	0.5
Financial leasing (Note 14)	0.4	1.3
Current portion of long-term debt (Note 14)	89.7	92.2

	104.1	273.9

     The Company’s short-term debt is principally denominated in US dollars and represents mainly, borrowings from banks.

16. Other income

	Year ended December 31,
	2003	2002	2001
Recovery of expenses	1.6	1.3	0.3
Rental income	0.2	0.2	0.9
Gain on settlement of pre-acquisition contingencies (see Note 23)	29.4	—	—
Sale of Glaciar and VDA water business			14.9
Gain from sale of tangible fixed assets	—	—	3.0
Sale of by-products and others	1.0	—	—
Others	4.6	2.9	1.3

	36.8	4.4	20.4

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, 2002 and 2001
(In US$ million, except share data)

17. Other expenses

	Year ended December 31,
	2003	2002	2001
Severance costs and other benefits to employees (i)	11.8	4.6	9.3
Amortization of goodwill	21.3	21.9	21.6
Impairment of goodwill (see Note 4.g)	—	90.0	—
Impairment of tangible fixed assets	1.4	6.0	—
Management bonus program (see Note 22.c)	6.5	—	—
Inventories write-down (see Note 4.d)	—	12.0	—
Expenses related to unproductive assets	1.3	1.6	3.1
Labor lawsuits and termination of distribution agreement	1.1	1.5	3.7
Loss from sale of tangible fixed assets and bottles	6.9	4.8	—
Interest in related companies (ii)	2.7	5.2	18.3
Research and development costs	0.2	0.2	0.4
Others	11.0	8.1	6.9

	64.2	155.9	63.3

     (i) The Company expenses severance indemnities incurred in the normal course of business when paid.

     (ii) In 2001 includes a write off made by Eco of approximately US$ 12.7 million of the goodwill originally generated as a consequence of the acquisition of Hielos Merlo (an Eco subsidiary).

18. Income taxes

	Year ended December 31,
	2003	2002	2001
Current tax expense	13.7	2.7	7.8
Deferred tax expense (benefit)	9.6	(50.3)	(13.9)

Income tax expense (benefit)	23.3	(47.6)	(6.1)

     The Company has adopted the criterion of considering the effects of the translation as a permanent difference when calculating the deferred tax (see Note 4.c). Income tax expense (benefit) differs from the amounts computed by applying the statutory rate for each country to pre-tax income (loss) for the year ended December 31, as follows:

	Year ended December 31,
	2003	2002	2001
Net income (loss) before taxes and minority interest	72.8	(202.4)	55.2
Blended average income tax rate	20.8%	34.9%	33.6%

Income tax expense (benefit) at blended income tax rate	15.1	(70.6)	18.5
Foreign exchange and change in valuation allowance	0.9	(42.3)	(31.7)
Non-deductible expenses	14.7	61.4	5.8
Tax promotional benefits	(6.3)	(1.7)	(4.8)
Others	(1.1)	5.6	6.1

Income tax expense (benefit)	23.3	(47.6)	(6.1)

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, 2002 and 2001
(In US$ million, except share data)

18. Income taxes (continued)

     The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	As of December 31,
	2003	2002
Tax loss carry-forwards	91.3	87.0
Deferred exchange loss	7.8	8.2
Employee benefits accruals	2.8	1.7
Provisions	4.7	4.0
Depreciation	3.4	0.5
Allowance for doubtful accounts and other reserves	2.8	1.9
Others	0.3	(2.6)

Subtotal	113.1	100.7
Valuation allowance	(26.5)	(26.7)

Net deferred income tax asset	86.6	74.0

     Balance sheet classification of net deferred tax asset is disclosed below:

	As of December 31,
	2003	2002
Deferred tax asset – current	6.1	3.2
Deferred tax asset – non-current	81.3	72.3
Deferred tax liability – current	(0.3)	(0.2)
Deferred tax liability – non-current	(0.5)	(1.3)

Net deferred income tax asset	86.6	74.0

     As of December 31, 2003 the Company and its subsidiaries had accumulated tax loss carryforwards of approximately US$ 284.5 million (US$ 303.2 million as of December 31, 2002), of which US$ 65.5 million (US$ 51.9 million as of December 31, 2002) have no expiration dates.

     In assessing the realizability of deferred tax assets, management assesses the likelihood that either a portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning in making these assessments. Based on current financial information, the Company is uncertain that it will recover its entire deferred tax assets through future taxable income. Accordingly, at December 31, 2003, the Company had recognized a valuation allowance of US$ 26.5 million (US$ 26.7 million at December 31, 2002) against its deferred tax assets.

19. Related parties

     The Company purchases certain raw materials, goods for resale and services from related parties. These transactions are summarized as follows:

	Year ended December 31,
	2003	2002	2001
Purchase of raw materials	8.5	3.0	4.8
Transportation services	0.8	1.7	4.0
Fees for services	0.7	0.6	2.9
Technical assistance fees	0.1	1.5	1.0
Purchase of goods for resale	0.2	0.3	0.4

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, 2002 and 2001
(In US$ million, except share data)

19. Related parties (continued)

     Purchase of raw materials: During 2003, the Company purchased several raw materials, including malt, from AmBev´s subsidiaries (Malteria Pampa S.A., Cervecería y Maltería Paysandú S.A. and Companhia Brasileira de Bebidas S.A.) and corn grits and rice from Compal S.A. (“Compal”) which is 60 % owned by Arfinsa S.A. (“Arfinsa”) for a total amount of US$ 3.9 million and US$ 4.6 million, respectively. Arfinsa is indirectly owned by certains members of the Bemberg family, and Compal is our sole supplier of corn grits and rice.

     During 2001 and 2002, the Company purchased several raw materials, including malt and barley, from Heineken. As a consequence of the agreement reached with Heineken in January 2003, the Company agreed to cease producing and selling the Heineken brand during 2003 (see Note 23). Consequently, the above mentioned purchases were terminated.

     Transportation services: Transportes Ader S.A. (“TASA”) and Compal provide integrated logistics support of the Company’s entire supply chains, from inbound raw materials supply through finished goods distribution, including dedicated contract carriage, the management of carriers, and other supply chain services. These costs are included as selling and marketing expenses in the consolidated statements of income.

     Fees for services: These fees relate to certain administrative fees charged by Arfinsa. These costs are included as administrative and general expenses in the consolidated statements of income.

     Technical Assistance Agreements: The Company’s relationship with Heineken as a technical adviser was governed by technical assistance agreements relating to both the brewing and malting operations. The technical assistance agreements covered issues relating to both product quality and the maintenance of production equipment and facilities. Heineken assisted the Company in the quality control process by conducting laboratory analyses of raw materials, taste tests, evaluations of the Company’s technical reports and annual “technological audits” of the operating companies and provided advice regarding the purchase of raw materials, environmental issues and managerial systems. Furthermore, under the technical assistance agreements, the Company was able to request certain additional services with respect to its breweries, including assistance in planning and constructing new breweries, training brewers and engineers and developing new products, production methods and packaging materials. These fees and expenses are included as technical assistance fees within cost of goods sold in the consolidated statements of income.

     As a consequence of the agreement reached with Heineken in January 2003, the Company agreed to cease producing and selling the Heineken brand during 2003 (see Note 23). Consequently, the above mentioned agreements were terminated.

     Purchase of goods for resale: During 2003, the Company purchased imported bottled beer from AmBev´s subsidiaries for a total amount of US$ 0.2 million. During 2001 and 2002, the Company had purchased imported bottled beer from Heineken. As mentioned above, during 2003 the Company ceased to sell the Heineken brand.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, 2002 and 2001
(In US$ million, except share data)

20. Credit concentration and geographic information

     Most of the Company’s customers are located in South America. No single customer accounted for more than five percent of the Company’s sales or receivables in the years disclosed.

	Year ended December 31,
	2003	2002	2001
Net sales
Argentina	412.4	278.5	699.5
Bolivia	92.2	88.7	86.9
Chile	22.2	22.0	23.9
Paraguay	74.7	59.5	85.8
Uruguay	26.4	23.6	49.8
Consolidation adjustments	(5.2)	(3.7)	(7.2)

	622.7	468.6	938.7

	Year ended December 31,
	2003	2002	2001
Operating income (loss)
Argentina	63.2	(29.8)	93.8
Bolivia	35.6	28.9	21.3
Chile	(2.0)	(2.9)	(3.8)
Paraguay	24.2	11.7	30.3
Uruguay	0.3	(3.8)	(0.6)
Corporate headquarters & consolidation adjustments	(1.8)	(7.7)	(4.4)

	119.5	(3.6)	136.6

	As of December 31,
	2003	2002
Identifiable assets
Argentina	764.8	689.1
Bolivia	280.4	268.5
Chile	20.4	22.4
Paraguay	129.6	99.6
Uruguay	43.8	32.9
Corporate headquarters	206.0	123.5
Consolidated adjustments and eliminations	(22.0)	5.4

	1,423.0	1,241.4

21. Personnel

     Personnel expenses amounted to US$ 89.3 million, US$ 79.0 million and US$ 186.4 million in the years ended December 31, 2003, 2002 and 2001, respectively.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, 2002 and 2001
(In US$ million, except share data)

22. Employee benefits

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

     Retirement Funds

     Provided the participant has elected to direct his or her contributions to an authorized Investment Retirement Fund, eligible participants may make monthly pre-tax contributions to the Plan of up to 7.5% of their eligible earnings. This defined contribution plan provides monthly matching CMQ contributions equal to 100% of the employee contribution. Separate accounts are maintained for each participant in the Plan. The portion of a participant’s account attributable to his or her own contributions will be 100% vested. The portion of the account attributable to CMQ’s contributions, including matching contributions, will vest after 5 years of service with CMQ. Distributions from the Plan may be made in the form of a lump-sum cash payment or in installment payments. Employees may make withdrawals from the Plan prior to attaining age 60 in case of male employees or 55 in case of female employees.

     During the years ended December 31, 2003, 2002 and 2001, CMQ made contributions of approximately US$ 0.1 million, US$ 0.1 million and US$ 0.1 million, respectively. The amounts corresponding to both 2002 and 2003 have still not been deposited.

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

     Contributions by CMQ were US$ 0.2 million, US$ 0.2 million and US$ 0.3 million in 2003, 2002 and 2001, respectively. The amounts corresponding to both 2002 and 2003 have still not been deposited.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, 2002 and 2001
(In US$ million, except share data)

22. Employee benefits (Continued)

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

     (c) Management bonus program

     During 2002, some of our directors and officers participated in performance and seniority-based remuneration plans pursuant to which up to 5% of the annual consolidated net income of QI(B), a majority-owned subsidiary, is set aside to pay incentive compensation to those directors and officers. No expense was recognized during 2002 since QI(B) incurred losses.

     During 2003, the Company implemented a new system for calculating that incentive, through which it became a 100% variable incentive depending on the Company’s financial results. Under this new system, the amounts approved for fiscal year 2003 totaled US$ 6.5 million.

23. Contingencies / Restricted assets

     Bolivia

     During 2000, as part of the acquisitions described in Note 3, as well as its ongoing operations in general, the Company recorded a contingency reserve of US$ 51.4 million for tax, social security and commercial lawsuits.

     As a consequence of a federal and state tax claim initiated against a former CBN subsidiary, the Bolivian Supreme Court of Justice had ruled that assets of CBN were restricted. The total amount of tax challenged by Bolivian authorities amounted to approximately US$ 10.0 million.

     On August 2, 2003, through Law No. 2492 the National Congress of Bolivia passed a temporary and exceptional Voluntary Plan for regularizing tax debts. In November 2003, the Company (through its subsidiary in Bolivia, CBN) decided to adhere to this plan and made a lump sum payment for US$ 12.3 million, which enabled Quinsa to reduce potential tax and social security contingencies that had been covered by an amount included in the provision mentioned above. Consequently, the gain amounting to US$ 29.4 million has been recognized in the results for the period and disclosed under “Other income”, in the consolidated statements of income. Also, as a result of this, the tax claim above mentioned was terminated by the Bolivian authorities.

     Relationship with Heineken. Heineken settlement.

     In June 2002, Quinsa received a notice from the International Chamber of Commerce stating that Heineken, which owned 15% of our principal subsidiary QI(B), had begun arbitration proceedings against the Company and Beverage Associates Corp. (“BAC”). In its request for arbitration, Heineken alleged that the proposed AmBev transactions violated certain contracts between Heineken and the Company. Heineken had requested that the arbitration panel prohibit completion of the AmBev transactions and declare that Heineken was entitled to purchase Quinsa’s 85% interest in QI(B) for terms economically equivalent to the value placed by QI(B) on the AmBev transactions. Heineken had also requested that the arbitration panel require Quinsa and BAC to pay Heineken an unspecified amount of money in damages.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, 2002 and 2001
(In US$ million, except share data)

23. Contingencies / Restricted assets (continued)

     Relation with Heineken. Heineken settlement (continued)

     Furthermore, in June 2002, Quinsa also received a summons indicating that Heineken had commenced a legal proceeding against the Company in a Luxembourg court. Like the arbitration notice, the summons alleged that the proposed transaction with AmBev violated certain contractual agreements between Heineken and Quinsa, and requested that the court issue an order prohibiting the completion of the transaction with AmBev until the contract dispute was resolved by an arbitrator. Also in June 2002, the Luxembourg court dismissed Heineken’s summons after noting that Quinsa and AmBev had agreed not to complete the AmBev transactions before the required approval of the Argentine antitrust authorities was obtained.

     On January 14, 2003 Quinsa and Heineken announced that they had entered into an agreement to settle the above mentioned arbitration proceedings. Pursuant to the settlement agreement BAC agreed to purchase Heineken’s 15% equity interest in QI(B), for an aggregate price of US$ 102.7 million. BAC’s purchase of the QI(B) shares occurred simultaneously with the completion of the AmBev transaction (see Note 25).

     As a result of the settlement agreement, the shareholders agreement between Quinsa and Heineken relating to Heineken’s investment in QI(B) was terminated.

     In January 2003, AmBev acquired 57% of the QI(B) shares that BAC had acquired from Heineken.

24. Remuneration of Board

     In accordance with article 14 of the Articles of Incorporation, a remuneration of US$ 1.0 million (US$ 0.2 million and US$ 0.3 million for the years 2002 and 2001, respectively) will be proposed for the year 2003. No delegation of tasks was made by the Board of Directors to any of its members resulting in any other salary allocation or remuneration.

25. Strategic alliance

     On May 1, 2002 it was announced that an agreement had been signed by which Quinsa and AmBev agreed to merge the activities of AmBev in Argentina, Paraguay and Uruguay relating to the production and sale of beer with the activities carried out by Quinsa. As a result of the agreement, Quinsa will be granted an exclusive license to produce and distribute the AmBev brands in the Southern Cone free of charge. It also provides for the distribution by AmBev of the Quilmes brands in Brazil. This agreement was subject to several conditions, such as approval by Argentina’s National Commission of Defense of Competition, the local control authority.

     On January 13, 2003 the Commission approved this agreement for Argentina, imposing certain restrictions such as the sale of some brands currently marketed by Quinsa and the sale of certain productive assets.

     As a result of this approval by the Commission, on January 31, 2003 Quinsa and AmBev signed an agreement by which the terms of the strategic alliance were established between the parties. This alliance included the acquisition by Quinsa of Linthal S.A. (Linthal), a company that controls the beer activities carried out by AmBev in Argentina, Paraguay and Uruguay. Company management understands that this alliance will allow the optimization of the operating processes and the strengthening of the Company’s financial position at the same time as it will allow the Company to reach a more competitive position in the region in order to compete with other international companies.

     The above mentioned transaction is governed by certain agreements described in further detail in the paragraphs that follow.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, 2002 and 2001
(In US$ million, except share data)

25. Strategic alliance (continued)

     Share Exchange Agreement. AmBev sold to Quinsa all the shares of capital stock of its subsidiaries (the “Southern Holding Shares”) which manufacture, market, sell or distribute beer in Argentina, Uruguay, Paraguay and Bolivia in exchange for 26,388,914 newly issued Quinsa Class B shares. Pursuant to the Share Exchange Agreement, Quinsa and AmBev also executed (i) an agreement granting Quinsa the exclusive right to manufacture, market, sell and distribute the AmBev beer brands in Argentina, Chile, Uruguay, Paraguay and Bolivia, and (ii) a distribution agreement pursuant to which AmBev agreed to distribute the Quilmes Cristal brand in Brazil. The Company’s rights with respect to the AmBev beer products are perpetual in nature and Quinsa will not be required to pay any royalty or other fees to AmBev in exchange for these rights.

     Stock Purchase Agreement. In connection with the Share Exchange Agreement, AmBev and BAC entered into a Stock Purchase Agreement, dated May 1, 2002 pursuant to which, AmBev agreed to acquire from BAC 230,920,000 Class A shares, without par value, of Quinsa for an aggregate purchase price of US$346,380,000. In addition to the initial purchase of shares, BAC granted AmBev a call option, beginning in 2009, to acquire the remaining 373,520,000 Quinsa Class A shares held by BAC in exchange for newly issued shares of AmBev, and AmBev granted BAC a put option, beginning in 2003, to sell AmBev the remaining 373,520,000 Quinsa Class A shares held by BAC in exchange for newly issued shares of AmBev. In the event of a change in control in AmBev occurring before April 2005, BAC has the right to accelerate and exercise its put option immediately. In the event of such a change in control occurring on or after April 2005, both AmBev’s call option and BAC’s put option will be deemed to have been exercised prior to the consummation of any change in control in AmBev. Therefore, in the event of a change in control in AmBev, BAC would either have the option or the obligation (depending on the date on which the change in control occurs) to exchange its Quinsa Class A shares for AmBev shares, if such shares will continue to be listed and traded on a securities exchange after consummation of the change in control, and otherwise, for the type and amount of securities, cash or other property that would have been received by BAC had BAC been the holder of such AmBev shares.

     Under the Stock Purchase Agreement, BAC has agreed not to transfer or encumber or permit to be transferred, in any way, any of the remaining Quinsa Class A shares held by BAC other than to its affiliates, family members, AmBev or AmBev’s designee. In order to ensure delivery of such remaining Quinsa Class A shares, free and clear of all liens and encumbrances, BAC, AmBev and Quinsa entered into a Share Pledge Agreement dated January 31, 2003, pursuant to which BAC pledged all 373,520,000 of its remaining Class A shares as security for the performance of its obligations under the Stock Purchase Agreement.

     Quinsa Shareholders Agreement. Pursuant to the Stock Purchase Agreement, Quinsa agreed to enter into a Shareholders Agreement with AmBev and BAC to govern certain matters relating to the voting, transfer and issuance of Quinsa shares. Under the Shareholders Agreement, Quinsa will grant AmBev certain preemptive rights with respect to Quinsa’s Class B shares.

     Pursuant to the Quinsa Shareholders Agreement, so long as AmBev and BAC each have the Requisite Percentage (defined as at least 40% of the combined ownership of BAC and AmBev of all outstanding voting shares) each of AmBev and BAC will have the right to nominate:

•	50% of the directors constituting the Quinsa board of directors, and

•	for each of our subsidiaries, 50% of the number of directors that BAC is entitled to nominate under such subsidiary’s charter documents or by-laws, any existing shareholders agreement or applicable law.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, 2002 and 2001
(In US$ million, except share data)

25. Strategic alliance (continued)

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

     The Shareholders Agreement also provides for certain significant restrictions on BAC and AmBev regarding the acquisition, disposition or transfer of, or the encumbrance on any Quinsa Class A or Class B shares, other than in accordance with the terms of the agreements related to the alliance between Quinsa and AmBev. AmBev further agreed not to acquire any equity or other ownership interest in, or any substantial assets of, any business involving the manufacture, marketing, sale or distribution of beverages (a) for a period of ten years, in Argentina, Paraguay, Uruguay, or Bolivia, other than through Quinsa or its subsidiaries or (b) until the consummation of the put and call options described above in Peru or Chile, without first offering to Quinsa the opportunity to make such acquisition; provided that in the case of Peru, AmBev has the option to either (i) contribute to Quinsa 50% of the cash consideration agreed to be paid for such assets or business in exchange for Class B shares, or (ii) acquire 50% of such assets or business directly, with the remaining 50% acquired by Quinsa.

     During the year ended December 31, 2003, BAC did not exercised the put option to sell AmBev the remaining 373,520,000 Quinsa Class A shares held by BAC in exchange for newly issued shares of AmBev.

26. Recent events

     On March 3, 2004, it was announced that AmBev and Interbrew N.V. (Interbrew) have agreed to a combination establishing a new company called InterbrewAmBev.

     As mentioned in Note 25, in the event of a change in control of AmBev occurring before April 2005, BAC has a right to accelerate and exercise its put option immediately. In the event of such a change in control occurring on or after April 2005, both AmBev’s call option and BAC’s put option will be deemed to have been exercised prior to the consummation of any change in control in AmBev. Therefore, in the event of a change in control in AmBev, BAC would either have the option or the obligation (depending on the date on which the change in control occurred) to exchange its Quinsa Class A shares for AmBev shares, if such shares will continue to be listed and traded on a securities exchange after consummation of the change in control, and otherwise, for the type and amount of securities, cash or other property that would have been received by BAC had BAC been the holder of such AmBev shares. At the date of issuing of these financial statements, BAC has not exercised the mentioned option.

27. Compliance with IFRS

     As the Company is listed on the Luxembourg Stock Exchange, it is required by the European Commission to fully comply with International Financial Reporting Standards (“IFRS”) as of January 1, 2005. As a result, the Company’s primary accounting principles will no longer be Luxembourg GAAP, but fully replaced by IFRS as from January 1, 2005. The Company started working on the IFRS conversion project to ensure full compliance with IFRS at such date.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, 2002 and 2001
(In US$ million, except share data)

28. Differences between Luxembourg GAAP and US GAAP

     The Company’s consolidated financial statements are prepared in accordance with Luxembourg GAAP, which differ in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP. These consolidated financial statements include solely a reconciliation of net income (loss) and shareholders’ equity to US GAAP. Pursuant to Item 17 of Form 20-F, this reconciliation does not include disclosure of all information that would be required by US GAAP and Regulation S-X of the SEC.

     The principal differences between Luxembourg GAAP and US GAAP are described below, together with an explanation, where appropriate, of the methods used in the determination of the necessary adjustments.

Reconciliation of net income (loss):	Year ended December 31,
	2003	2002	2001
Net income (loss) as reported under Luxembourg GAAP	36.8	(135.9)	43.3
US GAAP adjustments:
Translation of foreign currencies (a)	101.5	(87.0)	(135.0)
Impairment of intangible assets (b)	(5.6)	90.0	—
Write-down of inventories (c)	(5.3)	12.0	—
Impairment of tangible fixed assets (d)	(3.0)	—	(31.5)
Differences in basis relating to purchase accounting (e)	6.1	2.5	3.2
Accounting for business combinations (f)	1.1	1.1	0.1
Restructuring (h)	(2.1)	(2.7)	(9.2)
Change to consolidation (i)	0.2	0.1	0.1
Other adjustments (j)	(0.2)	0.1	(0.4)
Deferred income tax effect of above (k)	4.4	1.8	8.6
Minority interest effect of above (l)	(13.0)	(3.5)	24.4

Net income (loss) under US GAAP	120.9	(121.5)	(96.4)

Basic and diluted earnings per share under US GAAP (p):
Net income (loss) per Class A common share	0.09	(0.11)	(0.09)
Net income (loss) per Class B common share	0.98	(1.19)	(1.70)

Reconciliation of shareholders’ equity:	As of December 31,
	2003	2002
Shareholders’ equity as reported under Luxembourg GAAP	714.3	523.2
US GAAP adjustments:
Translation of foreign currencies (a)	(365.6)	(438.2)
Impairment of intangible assets (b)	84.4	90.0
Write-down of inventories (c)	6.7	12.0
Impairment of tangible fixed assets (d)	(3.0)	—
Differences in basis relating to purchase accounting (e)	(37.1)	(56.2)
Accounting for business combinations (f)	(17.8)	(18.9)
Treasury stock (g)	(62.2)	(20.5)
Restructuring (h)	2.7	4.8
Change to consolidation (i)	(0.9)	(1.1)
Other adjustments (j)	0.9	1.1
Deferred income tax effect of above (k)	7.9	3.5
Minority interest effect of above (l)	51.2	75.4

Shareholders’ equity under US GAAP	381.5	175.1

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, 2002 and 2001
(In US$ million, except share data)

28. Differences between Luxembourg GAAP and US GAAP (continued)

Description of changes in shareholders’ equity under US GAAP:	Year ended
	December 31,
	2003	2002
Shareholders’ equity under US GAAP as of the beginning of the year	175.1	295.1
Capital increase	153.9	—
Purchase of treasury stock	(41.7)	(1.7)
Foreign currency translation	(26.7)	3.2
Net income (loss) under US GAAP	120.9	(121.5)

Shareholders’ equity under US GAAP as of the end of the year	381.5	175.1

     Description of reconciling items:

     (a) Translation of foreign currencies

     Under Luxembourg GAAP, financial statements of foreign consolidated and unconsolidated subsidiaries have been translated to US$ on the basis of the financial statements of such subsidiaries expressed in the local currency of the country of origin. The method of translation involves the translation of property, other long-lived assets, long-term liabilities and related income and loss accounts at historical rates of exchange. Additionally, net monetary asset and liability related translation adjustments are included in earnings in the current period.

     Under US GAAP, the financial statements of the Company’s subsidiaries are translated in accordance with SFAS No 52 “Foreign Currency Translation”. Financial statements of foreign operations where the local currency is the functional currency are translated using period-end exchange rates for assets and liabilities, and weighted average exchange rates during the period for the results of operations. Adjustments resulting from these translations are accumulated and reported as a component of accumulated other comprehensive loss in shareholders’ equity.

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

     Under US GAAP, the Company translates its long-lived assets at current rates of exchange since the Argentine peso is considered to be the functional currency for the Company’s operations in Argentina. Accordingly, long-lived assets are tested for impairment based on the Company’s functional currency. As a result of the analysis made by the Company’s management no impairment has been recognized under US GAAP. This adjustment gave rise to a greater amortization charge of US$ 5.6 million during the year ended December 31, 2003.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, 2002 and 2001
(In US$ million, except share data)

28. Differences between Luxembourg GAAP and US GAAP (continued)

     (c) Write-down of inventories

     Under Luxembourg GAAP, bottles and cases are translated into US dollars at historical rates of exchange. As a result of the devaluation of the Argentine peso that occurred in 2002, the Company assessed the valuation of bottles and cases held for sale to customers and reduced their value to their estimated net realizable value. The write-down recognized in earnings during 2002 amounted to US$ 12.0 million.

     Under US GAAP, no write-down was necessary since inventories are stated at historical cost in Argentine pesos and translated into US dollars at current rates of exchange.

     During 2003, bottles and cases were reclassified to tangible fixed assets and are being depreciated over a 3-year period on a straight-line basis. The 2003 income adjustment represents a greater depreciation charge recognized under US GAAP as a result of having a different original cost as mentioned above.

     (d) Impairment of tangible fixed assets

     Under Luxembourg GAAP, the Company had recognized during 2000 certain impairment charges totaling US$ 31.5 million in connection with the closure of the Llavallol plant in Argentina. Under US GAAP, in accordance with Staff Accounting Bulletin No. 100 “Restructuring and Impairment Charges” and SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of” (“SFAS 121”), the Company recognized that impairment during 2001 when required criteria were met.

     Under Luxembourg GAAP, during 2003 the Company reversed US$ 3.0 million of the above mentioned impairment as a result of an increase in the fair market value of the assets. Under US GAAP, restoration of a previously recognized impairment loss is prohibited. When an impairment loss is recognized, the adjusted carrying amount of the asset becomes the new cost basis, which is amortized over the remaining useful life of the asset.

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

     The adjustment is comprised of the following:

     Purchase accounting for the Baesa acquisition occurred in 2000. Under US GAAP, the Company reversed (i) certain liabilities recognized under Luxembourg GAAP pertaining to restructuring charges of US$ 2.6 million (US$ 1.8 million net of the related deferred tax asset), and (ii) the income tax benefit recognized under Luxembourg GAAP associated with the change in the valuation allowance of deferred tax assets originally recorded in the purchase price allocation of US$ 53.8 million. These differences gave rise to a decrease in the amount of goodwill recorded under Luxembourg GAAP for US$ 55.6 million and therefore, lower amortization expense charges totaling US$ 2.9 million, US$ 2.1 million and US$ 2.8 million for the years ended December 31, 2003, 2002 and 2001, respectively.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, 2002 and 2001
(In US$ million, except share data)

28. Differences between Luxembourg GAAP and US GAAP (continued)

     (e) Differences in basis relating to purchase accounting (continued)

     CBN acquisition and other acquisitions occurred in 2001. As stated in Note 3, during fiscal year 2001 the Company increased its ownership interest in certain subsidiaries. Therefore, goodwill recognized under Luxembourg GAAP was increased as a result of certain US GAAP adjustments totaling US$ 1.0 million. In addition, as stated in Note 28 (h), under US GAAP the Company reversed US$ 7.5 million of certain liabilities recognized under Luxembourg GAAP pertaining to restructuring charges recognized in the purchase price allocation of CBN acquisition. These adjustments gave rise to a decrease in amortization expense of US$ 0.4 million, US$ 0.4 million and US$ 0.4 million for fiscal year 2003, 2002 and 2001, respectively.

     Acquisition of Linthal occurred in 2003. As described in Note 3, in January 2003 the Argentine control authorities approved the strategic alliance agreement entered into by the Company with AmBev, pursuant to which the Company acquired 100% of Linthal in exchange for 26,388,914 Quinsa newly issued Class B shares. Under both Luxembourg GAAP and US GAAP, the acquisition was accounted for as a purchase. However, certain differences existed in accounting for this transaction between both generally accepted accounting principles:

     – Under Luxembourg GAAP, the purchase price was determined based on the fair market value of the business acquired amounting to US$ 154.3 million plus US$ 3.4 million of related fees and expenses (including US$ 3.1 million of costs of registering and issuing the Company’s securities). Under US GAAP, as required by EITF 99-12, the purchase price amounting to US$ 157.0 million was determined based on the fair market value of the securities issued by the Company on the date the transaction was agreed to and announced (May 2002). In addition, in accordance with FAS 141, the costs of registering and issuing the Company’s securities were recognized as a reduction of the otherwise determinable fair value of the securities.

     – Under Luxembourg GAAP, the excess of the purchase price over the fair market value of the net assets acquired and liabilities assumed (excluding any identifiable intangible assets) resulted in recognition of goodwill of US$ 96.7 million which is being amortized over 20 years using the straight-line method. Under US GAAP, the Company recognized apart from goodwill certain acquired identifiable intangible assets (basically trademarks) with a fair market value of US$ 32.8 million and also recognized Several open amounts in the notes.the related deferred tax liability amounting to US$ 10.7 million.

     – As a result, goodwill under US GAAP totaled US$ 74.2 million. Under US GAAP, trademarks are being amortized under the straight-line basis over a 20-year period. Goodwill under US GAAP is not amortized but tested for impairment at least annually. Amortization recognized under Luxembourg GAAP and reversed for US GAAP purposes amounted to US$ 2.8 million during the year ended December 31, 2003.

     Reorganization. As described in Note 3, in July 2003, the Company made a reorganization pursuant to which Quinsa contributed 100% of Linthal to QI(B) in exchange for newly issued shares of QI(B). As a result, the Company increased its ownership interest in QI(B) from 85% to 87.63%, resulting in recognition of additional goodwill amounting to US$ 3.5 million. Under US GAAP, as a result of certain US GAAP adjustments when estimating the fair value of the net assets acquired, goodwill totaled US$ 13.0 million.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, 2002 and 2001
(In US$ million, except share data)

28. Differences between Luxembourg GAAP and US GAAP (continued)

     (e) Differences in basis relating to purchase accounting (continued)

     Adoption of FAS 142 and FAS 144

     Under US GAAP, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“FAS 142”) effective January 1, 2002. FAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes Accounting Principles Board Opinion No. 17, “Intangible Assets.” Under FAS 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed at least annually for impairment. Intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives and are also subject to review for impairment. Upon adoption of FAS 142, in accordance with the transition provisions, the Company determined that previously recognized goodwill represents licenses and trademarks that qualify for separate recognition as identifiable intangible assets in accordance with FAS 142. These intangible assets continue to be amortized over their remaining estimated useful lives (originally 20 years) and, therefore, no difference existed in amortization charges as a result of adopting FAS 142 as compared with prior years.

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

     In addition, during 1999, the Company recognized an impairment charge related to the tangible fixed assets which had a stepped up carrying basis as discussed above. Under US GAAP, such fixed assets had been recognized using the historical cost basis, and as a result, the impairment charge would not have been necessary under US GAAP.

     (g) Treasury stock

     Under Luxembourg GAAP, treasury stock is reported at cost and classified within financial assets in the Company’s consolidated balance sheets. Under US GAAP, treasury stock is presented as a separate component of shareholders’ equity.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, 2002 and 2001
(In US$ million, except share data)

28. Differences between Luxembourg GAAP and US GAAP (continued)

     (h) Restructuring

     Under Luxembourg GAAP, during fiscal year 2000 the Company recognized restructuring charges of US$ 10.0 million related to severance, termination and relocation costs associated with the closure of the Llavallol plant and certain other termination costs incurred in several subsidiaries of the Company. Under US GAAP, the Company applied the guidance of Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity” (“EITF 94-3”). As such, during fiscal year 2000 the Company reversed US$ 6.6 million of restructuring charges recognized under Luxembourg GAAP as certain criteria specified by EITF 94-3 were not met. These restructuring charges were recognized as a charge to earnings during fiscal year 2001 when this criterion was met.

     In addition, during fiscal year 2000 the Company recognized certain liabilities pertaining to restructuring charges totaling US$ 15.0 million and US$ 9.1 million as part of the purchase price allocation of Baesa and CBN acquisitions, respectively. Under US GAAP, the Company applied EITF 95-3 “Recognition of Liabilities in Connection with a Purchase Business Combination” (“EITF 95-3”). As such, during fiscal year 2000 and 2001 the Company reversed US$ 2.6 million and US$ 7.5 million of these restructuring charges against goodwill, respectively, as certain criteria specified by EITF 95-3 were not met. These restructuring charges are being recognized in earnings when paid (US$ 2.0 million, US$ 2.7 million and US$ 2.6 million for fiscal year 2003, 2002 and 2001, respectively).

     (i) Change to consolidation

     During the year ended December 31, 2000, the Company acquired an additional 55.79% in CBN. With the increase in equity ownership of CBN to 70.34%, the Company gained effective control, and therefore, the Company changed its accounting method from the cost to the consolidation method effective September 1, 2000. Because a controlling interest in CBN was acquired in September 2000, the results of operations of CBN have been included in the statements of income since such date.

     Under US GAAP, the financial statements of prior periods would be retroactively adjusted as required by APB 18 to reflect the investment under the equity method of accounting.

     (j) Other adjustments

     The Company has aggregated under this caption certain reconciling items which management believes are not significant to the Company’s financial position and results of operations. These items are described as follows:

     – Pre-operating costs: under Luxembourg GAAP, between 1994 and 1996 the Company capitalized certain technical fees incurred in the construction of a plant as pre-operating costs. These costs were amortized over a five-year period. Under US GAAP, these fees were capitalized as part of the cost of the related fixed assets and are being depreciated under the straight-line method over periods ranging from 15 to 50 years.

     – Pension costs: under Luxembourg GAAP, the Company gave retroactive benefits to certain pension plan participants and recognized the prior services costs in 1993 and 1994. Under US GAAP, such costs were recognized as pension expenses over the remaining service years of the beneficiaries.

     – Prepaid expenses: under Luxembourg GAAP, from time to time the Company capitalizes certain costs related to advertising and certain other marketing efforts. Under US GAAP, such costs are expensed as incurred.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, 2002 and 2001
(In US$ million, except share data)

28. Differences between Luxembourg GAAP and US GAAP (continued)

     (k) Deferred income tax

     The adjustment represents the effect on deferred income taxes of the foregoing reconciling items, as appropriate.

     (l) Minority interest

     The adjustment represents the effect on minority interest of the foregoing reconciling items, as appropriate.

     (m) Balance sheet presentation and classification differences

     Certain significant differences exist between Luxembourg GAAP and US GAAP in connection with the presentation of balance sheet items. Generally, under Luxembourg GAAP, items with lower degree of liquidity are disclosed before items which have higher convertibility into cash. In addition, certain captioned items differ from balance sheets presented under US GAAP formats.

     As a result of the devaluation of the Argentine peso as well as the financial and economic crisis that affected Argentina in 2002, at December 31, 2002 CMQ did not comply with certain restrictive covenants set forth in its bank loan agreements. As a consequence of that non-compliance, creditors were able to require the accelerated repayment of all amounts due amounting to US$ 221.5 million, of which US$ 59.3 million were classified as non-current liabilities according to their original terms. At the time of issuance of the 2002 financial statements, the Company’s management was carrying out negotiations with lenders in order to obtain, among other matters, an extension of the original loan terms, new credit facilities and the change of the above mentioned covenants. Under US GAAP, Statement of Financial Accounting Standards (“SFAS”) No.78 “Classification of Obligations That Are Callable by the Creditor” clarifies how obligations that are callable by the creditor should be presented by the debtor in a classified balance sheet. Specifically, it addresses whether an obligation should be classified as a current liability if the debtor is in violation of a provision of a long-term debt agreement at the balance-sheet date and (a) the violation makes the obligation callable at the balance-sheet date or (b) the violation, if not cured within a specified grace period, will make the obligation callable within one year from the balance-sheet date. Pursuant to this guidance and given that the Company did not obtain a permanent waiver and there was no assurance that an acceleration would not take place within a one year period, for US GAAP purposes the entire outstanding balance at December 31, 2002 would have been classified as a current-liability.

     (n) Statement of income presentation and classification differences

     Certain significant differences exist between Luxembourg GAAP and US GAAP in connection with the presentation of statement of income line items.

     Certain significant differences also exist between Luxembourg GAAP and US GAAP in connection with the classification of income line items. Certain financial results and other income and expense items included in the Luxembourg GAAP financial statements of the Company would be included in the determination of operating income for US GAAP purposes.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, 2002 and 2001
(In US$ million, except share data)

28. Differences between Luxembourg GAAP and US GAAP (continued)

     (o) Comprehensive income (loss)

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

	Year ended December 31,
	2003	2002	2001
Net income (loss) under US GAAP	120.9	(121.5)	(96.4)
Other comprehensive (loss) income:
Foreign currency translation	(26.7)	3.2	(145.4)

Comprehensive income (loss)	94.2	(118.3)	(241.8)

	As of December 31,
	2003	2002	2001
Accumulated other comprehensive loss	(231.1)	(204.4)	(207.6)

     (p) Earnings per share

     Under US GAAP, the Company computes earnings per common share in accordance with SFAS No. 128 “Earnings per Share” (“SFAS No.128”). Under the provisions of SFAS No.128, basic earnings per common share (“Basic EPS”) is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding during the period. Income available to common stockholders is computed by deducting preferred stock dividends (if applicable for the period) from net income. Diluted earnings per common share (“Diluted EPS”) are computed by dividing net income by the sum of the weighted-average number of common shares plus dilutive common shares for the period. The calculation of diluted net income (loss) per share excludes potential common shares if their effect is anti-dilutive. There were no dilutive common stock equivalents for all periods presented.

     As stated in Note 12(a), on June 8, 2001 the Company’s shareholders approved a capital restructuring by which (i) the then outstanding number of ordinary shares (68,400,000) were split ten-for-one and renamed Class A common shares and (ii) the then outstanding number of preferred shares (39,750,089) were converted into ordinary shares at a rate 1 per 1 and renamed Class B common shares. As a result, Class B shares have dividends and liquidation rights equal to ten times the rights of Class A shares. Therefore, the Company is required to use the two-class method to report its earnings per share for all years presented. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock according to dividends declared and participation rights in undistributed earnings.

     Outstanding shares during prior periods were retroactively restated for the stock split mentioned above.

     The following tables set forth the computation of basic and diluted net income (loss) per share for the years ended December 31, 2003, 2002 and 2001:

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, 2002 and 2001
(In US$ million, except share data)

28. Differences between Luxembourg GAAP and US GAAP (continued)

     (p) Earnings per share (continued)

	Year ended December 31, 2003
	Class A	Class B
Numerator:
Actual dividends declared	—	—
Allocated undistributed net income	57.3	63.6

Net income	57.3	63.6

Denominator:
Weighted-average shares outstanding	639,966,516	64,957,459

Basic and diluted net income per common share	0.09	0.98

	Year ended December 31, 2002
	Class A	Class B
Numerator:
Actual dividends declared	—	—
Allocated undistributed net loss	(72.8)	(48.7)

Net loss	(72.8)	(48.7)

Denominator:
Weighted-average shares outstanding	645,096,279	40,993,920

Basic and diluted net loss per common share	(0.11)	(1.19)

	Year ended December 31, 2001
	Class A	Class B
Numerator:
Actual dividends declared	20.3	11.7
Allocated undistributed net loss	(76.9)	(51.5)

Net loss	(56.6)	(39.8)

Denominator:
Weighted-average shares outstanding	661,973,336	23,457,253

Basic and diluted net loss per common share	(0.09)	(1.70)

     (q) Statements of cash flows

     The Company has elected to present the statements of cash flows in the primary financial statements using the guidance set forth in SFAS No. 95 “Statement of Cash Flows” but using Luxembourg GAAP numbers. As further described in Note 4(b), the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As a result, no differences exist between cash flows from operating, investing and financing activities reported in the primary financial statements and cash flows from operating, investing and financing activities that would be reported in a statement of cash flows prepared using US GAAP numbers.

     Under US GAAP, the total amounts of cash and cash equivalents at the beginning and end of the years shown in the statements of cash flows are required to be the same amounts as similarly titled line items shown in the balance sheets, as of those dates. The following table reconciles the balances included as cash and banks in the balance sheets to the total amounts of cash and cash equivalents at the beginning and end of the years shown in the statements of cash flows:

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, 2002 and 2001
(In US$ million, except share data)

28. Differences between Luxembourg GAAP and US GAAP (continued)

     (q) Statements of cash flows (continued)

	As of December 31,
	2003	2002	2001
Cash and banks	16.1	39.0	37.2
Cash equivalents:
Time deposits and money-market funds	123.3	88.1	69.0

Total cash and cash equivalents	139.4	127.1	106.2

     Under US GAAP, as required by SFAS 95, supplemental cash flow information should be disclosed as presented below:

	Year ended December 31,
	2003	2002	2001
Cash paid during the year for:
Interest	25.3	26.5	16.8
Income tax	6.2	8.7	23.6

Non-cash activities:	—
Issuance of preferred shares in exchange for minority interest	—	—	—
Acquisition of subsidiaries through issuance of debt	—	—	—
Sale of subsidiaries through an increase in other current assets	—	—	1.0
Increase in tangible fixed assets through an increase in accounts payable		—	—

Acquisition of unconsolidated companies:	—
Equity / Cost	—	—	—
Goodwill	—	—	—

Purchase price	—	—	—
Seller financing	—	—	—

		—

Acquisition of minority interests:
Minority interests	5.5	6.7	14.6
Goodwill	6.4	—	8.0

Purchase price	11.9	6.7	22.6
Acquisition through offsetting of credits	(0.5)	—	—

	11.4	6.7	22.6

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, 2002 and 2001
(In US$ million, except share data)

28. Differences between Luxembourg GAAP and US GAAP (continued)

     (q) Statements of cash flows (continued)

	Year ended December 31,
	2003	2002	2001
Acquisition of subsidiaries:
Industrial land and buildings	29.2	—	—
Machinery, plant and equipment	30.8	—	—
Bottles and crates	3.7	—	—
Other fixed assets	1.5	—	—
Financial assets	—	—	—
Inventories	9.8	—	—
Trade receivables	3.7	—	—
Other current assets	3.9	—	—
Prepaid expenses	—	—	—
Restricted cash and short-term investments	—	—	—

Total non-cash assets acquired	82.6	—	—
Provisions	17.9	—	—
Long-term loans and other liabilities	—	—	—
Current loans and short-term portion of long-term debt	10.9	—	—
Accounts payable and accrued expenses	6.8	—	—
Taxes payable and other current liabilities	2.1	—	—

Total non-cash liabilities assumed	37.7	—	—

Net non-cash assets acquired	44.9	—	—
Cash and cash equivalents	16.3	—	—

Net assets acquired	61.2	—	—
Minority interest	(3.6)	—	—
Equity interest	—	—	—
Goodwill	96.7	—	—

Purchase price	154.3	—	—
Shares issued in exchange for the acquisition	(154.3)	—	—
Fees and expenses paid	(3.4)
Cash and cash equivalents acquired	16.3	—	—

	12.9	—	—

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, 2002 and 2001
(In US$ million, except share data)

28. Differences between Luxembourg GAAP and US GAAP (continued)

     (q) Statements of cash flows (continued)

	Year ended December 31,
	2003	2002	2001
Sale / Spin off of subsidiaries:
Intangible assets	—	—	—
Industrial land and buildings	—	—	0.6
Machinery, plant and equipment	—	—	0.9
Bottles and crates	—	—	—
Financial assets	—	—	—
Inventories	—	—	—
Trade receivables	—	—	—
Other current assets	—	—	0.3
Prepaid expenses	—	—	—

Total non-cash assets sold	—	—	1.8
Provisions	—	—	0.1
Long-term loans and other liabilities	—	—	—
Current loans and short-term portion of long-term debt	—	—	—
Accounts payable and accrued expenses	—	—	—
Taxes payable and other current liabilities	—	—	—

Total non-cash liabilities sold	—	—	0.1

Net non-cash assets sold	—	—	1.7
Cash and cash equivalents	—	—	—

Net assets sold	—	—	1.7
Minority interest	—	—	—
Equity interest	—	—	—
Gain from the sale	—	—	(0.2)

Sell price	—	—	1.5
Cash and cash equivalents sold	—	—	—
Seller financing	—	—	(1.0)

	—	—	0.5

EXHIBIT INDEX

Exhibits

1.1	Articles of Incorporation of Quinsa, as amended (equivalent of both charter and by-laws).

2.1	Deposit Agreement dated February 28, 2002 among Quinsa, The Bank of New York and the holders from time to time of American Depositary Receipts issued thereunder (incorporated by reference to the registration statement on Form F-6 filed on
February 20, 2002; File No. 333-83226).*

2.2	Form of American Depositary Receipt for Quinsa Class B shares (included in Exhibit 2.1).

4.1	Share Exchange Agreement dated May 1, 2002 among Companhia de Bebidas das Américas – AMBEV and Quinsa (incorporated by reference to Exhibit 2.1 of the Schedule 13D relating to Quinsa, filed on May 13, 2002 by AmBev). *

4.2	Memorandum of Agreement dated January 13, 2003 between Heineken, Quinsa, BAC and certain of their respective affiliates dated January 13, 2003 (incorporated by reference to our Annual Report on Form 20-F filed on June 27, 2003 filed as Exhibit 4.2). *

4.3	Letter Agreement dated January 13, 2003 between AmBev, BAC and Quinsa (incorporated by reference to Exhibit 2.4 of the Schedule 13D/A relating to Quinsa filed on February 4, 2003 by AmBev).*

4.4	Quinsa Shareholders Agreement dated as of January 31, 2003 among BAC and AmBev (incorporated by reference to Exhibit 2.5 to Amendment No. 1 to the Schedule 13D relating to Quinsa filed on February 4, 2003 by AmBev).*

4.5	License Agreement dated January 31, 2003 between Quinsa and AmBev (incorporated by reference to our Annual Report on Form 20-F filed on June 27, 2003 as Exhibit 4.4).*

4.6	Distribution Agreement dated January 31, 2003 between Quinsa and AmBev (incorporated by reference to our Annual Report on Form 20-F filed on June 27, 2003 as Exhibit 4.5).*

4.7	Share Pledge Agreement dated as of January 31, 2003, among BAC, AmBev and Quinsa (incorporated by reference to Exhibit 2.9 to Amendment No. 1 to the Schedule 13D relating to Quinsa filed on February 4, 2003 by AmBev).*

4.8	Escrow Agreement dated as of January 31, 2003, among BAC, AmBev and The Bank of New York (incorporated by reference to Exhibit 2.10 to Amendment No. 1 to the Schedule 13D relating to Quinsa filed on February 4, 2003 by AmBev).*

8.1	List of Subsidiaries.

10.4	Resolution of the Office of Competition, Deregulation and Consumer Advocacy of the Ministry of Production of the Republic of Argentina regarding the business combination of AmBev and Quinsa – English Translation (incorporated by reference to Exhibit 2.11 to Amendment No. 1 to the Schedule 13D relating to Quinsa filed on February 4, 2003 by AmBev).*

11.1	Code of Ethics.

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of A.C. Nielsen Argentina S.A.

15.2	Consent of A.C. Nielsen Chile.

15.3	Consent of CCR/IRI.

15.4	Consent of A.C. Nielsen Uruguay.
15.5	Consent of CIES Internacional.

*	Incorporated by reference.