Form 20-F
period 2004-12-31
QUILMES INDUSTRIAL QUINSA SOCIETE ANONYME
filed 2005-06-30
CIK 1010246

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004
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

Class A shares, without par value	631,772,693
Class B shares, without par value	48,768,241

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑ No ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17 ☑ Item 18 ☐

FINANCIAL INFORMATION

     This annual report contains our audited consolidated financial statements as of December 31, 2004 and 2003 and for the three years in the periods ended December 31, 2004, 2003 and 2002, all of which have been audited by PricewaterhouseCoopers, independent accountants (such statements, together with the notes thereto, are referred to herein as the “Consolidated Financial Statements”).

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

FORWARD-LOOKING STATEMENTS

     This annual report contains statements that are or may constitute forward-looking statements. These statements appear throughout this annual report and include statements regarding our intent, belief or current expectations, including but not limited to any statements concerning:

•	our corporate strategy;

•	our expectations regarding our future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure;

•	our development of new products;

•	the demand for beer, soft drinks and water;

•	the supply and availability of barley and malt;

•	trends affecting our financial condition or results of operations;

•	our future performance in light of the termination of our license and related agreements with Heineken;

•	our dividend policy;

•	possible future repurchases of our stock;

•	the relationship between BAC and AmBev, our two largest shareholders

•	the future impact of competition and regulation;

•	political and economic conditions in the countries in which we or our affiliates operate or may operate in the future;

•	any statements preceded by, followed by or that include the words “believes”, “expects”, “predicts”, “anticipates”, “intends”, “estimates”, “should”, “may” or similar expressions; and

•	other statements contained or incorporated by reference in this annual report regarding matters that are not historical facts.

     Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to:

•	uncertainties relating to political and economic conditions in Argentina and the other emerging market countries of Latin America where we conduct our business;

•	the rate of inflation and exchange rate risks, particularly, increases in the exchange rate;

•	restrictions on the ability to exchange local currencies in the markets where we do business into hard currencies;

•	the devaluation of the peso and other local currencies of the countries where we conduct our business;

•	the adoption of a restrictive currency transfer policy in the countries where we conduct our business;

•	the nature and extent of future competition in our principal markets; and

•	the factors discussed below under “Risk Factors” beginning on page 9.

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

     Throughout this annual report, we may refer to our subsidiaries, affiliates and owners, past and present, by their initials as follows:

     “AmBev” stands for Companhia de Bebidas das Americas

     “BAC” stands for Beverage Associates Corp.

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

     “Eco” stands for Eco de los Andes S.A.

     “Edisa” stands for Embotelladoras del Interior S.A.

     “Enalbo” stands for Envases de Aluminio Boliviano S.R.L.

     “EUSA” stands for Embotelladora del Uruguay S.A.

     “FNC” stands for Fábricas Nacionales de Cerveza S.A.

     “FPV” stands for Fábrica Paraguaya de Vidrios S.A.

     “InBev” stands for InBev S.A.

     “Incesa” stands for Inversiones Cerveceras Sociedad Anónima

     “La Luisiana” stands for La Luisiana S.A.

     “Linthal” stands for Linthal S.A.

     “Malsaf” stands for Maltería Safac S.A.

     “Mosa” stands for Maltería Oriental S.A.

     “Paresa” stands for Paraguay Refrescos S.A.

     “QI(B)” stands for Quilmes International (Bermuda) Ltd.

     “Salus” stands for Compañía Salus S.A.

     Throughout this document, references to “US$”, “$” and “dollar” are to United States dollars and references to “P$” or “peso” are to Argentine pesos. Also, unless we indicate otherwise, references to fiscal years are to our fiscal years ending on December 31 of the same calendar year. For example, “fiscal 2004” refers to our fiscal year ended December 31, 2004.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

     The following selected consolidated financial data have been derived from the Consolidated Financial Statements as of the dates and for each of the periods indicated below. This information should be read in conjunction with and is qualified in its entirety by reference to the Consolidated Financial Statements, and the discussion in “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected consolidated statement of income data for the years ended December 31, 2004, 2003 and 2002 and the selected consolidated balance sheet data as of December 31, 2004 and 2003 have been derived from our Consolidated Financial Statements, which have been audited by PricewaterhouseCoopers, independent accountants, and are included elsewhere in this annual report. We prepare our Consolidated Financial Statements in U.S. dollars and in conformity with Luxembourg GAAP, which differs in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in the Consolidated Financial Statements, as well as additional disclosures required by U.S. GAAP. See Note 28 to our Consolidated Financial Statements contained elsewhere in this annual report for a description of the principal differences between Luxembourg GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of our net income (loss) reported under Luxembourg GAAP for the years ended December 31, 2004, 2003 and 2002, and our shareholders’ equity reported under Luxembourg GAAP as of December 31, 2004 and 2003. The reconciliation does not include disclosure of all information that would be required by U.S. GAAP and Regulation S-X of the Exchange Act. The selected consolidated statement of income data for the years ended December 31, 2001 and 2000 and the selected consolidated balance sheet data as of December 31, 2002, 2001 and 2000 are derived from our audited consolidated financial statements that are not included herein.

	2000	2001	2002	2003	2004
	(in US$ millions except for per share information and Other Data)
Income Statement Data:
Luxembourg GAAP:
Gross sales	991.9	973.0	488.2	648.5	803.0
Taxes	(36.8)	(34.3)	(19.6)	(25.8)	(37.8)

Net sales	955.1	938.7	468.6	622.7	765.2
Cost of sales	(495.7)	(490.4)	(308.5)	(321.3)	(354.5)

Gross profit	459.4	448.3	160.1	301.4	410.7
Selling and marketing expenses	(236.3)	(235.0)	(120.5)	(143.5)	(159.4)
Administrative and general expenses	(90.8)	(76.7)	(43.2)	(38.4)	(36.4)

Operating profit	132.3	136.6	(3.6)	119.5	214.9
Interest income	9.5	6.5	8.4	12.3	7.7
Other income	37.0	20.4	4.4	36.8	4.6
Foreign exchange results and translation adjustments	(1.7)	(12.6)	(22.9)	7.2	(1.8)
Interest and financial expenses	(36.8)	(32.4)	(32.8)	(38.8)	(28.5)
Other expenses	(25.4)	(63.3)	(155.9)	(64.2)	(66.3)

Income (loss) before income taxes, minority interest and extraordinary items	114.9	55.2	(202.4)	72.8	130.6
Income taxes	(27.3)	6.1	47.6	(23.3)	(52.0)

	2000	2001	2002	2003	2004
	(in US$ millions except for per share information and Other Data)
Income Statement Data:
Minority interest(1)	(16.6)	(18.0)	18.9	(12.7)	(19.6)

Net income (loss) before extraordinary items	71.0	43.3	(135.9)	36.8	59.0
Extraordinary items, net of income tax	(51.7)	–	–	–	_–
Income taxes	51.3	–	–	–	–
Minority interest	2.2	–	–	–	–
Net income (loss)	72.8	43.3	(135.9)	36.8	59.0

Net income (loss) per Share(2)	0.68	0.41	(1.29)	0.29	0.52
Net income (loss) per ADS(2)	1.36	0.80	(2.51)	0.58	1.05
Dividends per Share (2)(3)	0.30	–	–	0.08	0
Dividends per ADS(2)(3)	0.60	–	–	0.16	0
U.S. GAAP(4):
Operating income (loss)	84.5	64.6	23.9	114.4	216.5

Net income (loss)	62.8	(96.4)	(121.5)	120.9	99.9

Basic and diluted net income per share (5)	0.08	N/A	N/A	N/A	N/A
Basic and diluted net income (loss) per ADS(5)	N/A	(3.39)	(2.38)	1.96	1.8
Basic and diluted net income (loss) per Class A common share (“Class A share”)(5)	N/A	(0.09)	(0.11)	0.09	0.08
Basic and diluted net income (loss) per Class B common share(“Class B share”) (5)	N/A	(1.70)	(1.19)	0.98	0.90
Balance Sheet Data:
Luxembourg GAAP:
Cash and banks and short-term investments	49.8	116.4	162.6	139.4	120.6
Total current assets	350.0	348.6	299.3	282.9	272.4
Tangible fixed assets	702.9	660.5	572.8	581.9	550.1
Total assets	1,510.7	1,451.7	1,241.4	1,423.0	1,518.9
Short-term loans(6)	252.3	211.4	273.9	104.1	106.6
Long-term loans(6)	81.3	157.4	100.7	238.6	257.7
Total liabilities	681.8	604.7	564.5	552.6	605.5
Minority interest	181.1	187.9	153.7	156.1	151.1
Share capital	33.5	33.5	33.5	41.7	41.7
Shareholders’ equity	647.8	659.1	523.2	714.3	762.3
U.S. GAAP:
Total assets	1,423.5	1,007.8	813.1	1,036.3	1,057.1
Shareholders’ equity	579.9	295.1	175.1	381.5	340.7
Other Data:
Total brewing capacity (hectoliters in thousands)	21,195	19,675	19,640	23,364	23,200
Total beer volume sold (hectoliters in thousands)	11,540	12,226	11,429	14,261	15,376
Total soft drink capacity (hectoliters in thousands)	11,709	11,046	10,746	17,148	17,300
Total soft drink and water volume sold (hectoliters in thousands)	6,775	6,856	5,707	6,096	6,769
Number of employees	7,200	6,134	6,085	6,234	6,351
Number of non-voting preferred shares (in millions)	39.8	N/A	N/A	N/A	N/A
Number of voting ordinary shares (in millions)	68.4	N/A	N/A	N/A	N/A
Number of Class A shares (in millions)	N/A	647.6	647.6	637.1	637.1
Number of Class B shares (in millions)	N/A	43.4	43.4	70.8	70.8

(1)	Because the percentage of our indirect ownership varies among our various consolidated subsidiaries, the calculation of the minority interest in consolidated net income (loss) during any period is a function of the minority ownership in QI(B), our principal subsidiary (15% until July 2003, and 12.4% since then). See Note 4 to our Consolidated Financial Statements. It is also a function, to a lesser extent, of the income of each of the operating subsidiaries and the percentage of each such subsidiary’s capital stock owned by minority shareholders during such period. QI(B)’s holdings in its operating subsidiaries range from 99.70% to 100% for the most significant Argentine subsidiary and Chilean subsidiary, respectively, to as low as 57.97% in Colosas S.A., a Paraguayan subsidiary.

(2)	Net income per share under Luxembourg GAAP has been computed based on the number of shares outstanding net of the shares held in treasury for the periods presented. No consideration was given to the stock split that occurred in June 2001 since it had no effect on the calculation. Therefore, the number of shares outstanding used for calculation purposes amounts to 106,964,085 shares for the year ended December 31, 2000; 105,713,139 shares for the year ended December 31, 2001, 105,382,324 shares for the year ended December 31, 2002, 126,258,675 for the year ended December 31, 2003, and 112,827,310 for the year ended December 31, 2004. Net income per share for 2003 and 2002 represents the amount related to either one Class B share or ten Class A shares. Net income and dividends per ADS have been restated to give retroactive effect to the change in ratio of Class B shares (after approval of the recapitalization plan each ADS represents two Class B shares). Dividends per share under Luxembourg GAAP have been computed based on the gross weighted average number of shares outstanding for the periods presented. Therefore, the number of shares outstanding used for calculation purposes amounts to 106,964,085 shares for the year ended December 31, 2000; 108,150,089 shares for the years ended December 31, 2001 and 2002, 134,355,747 for the year ended December 31, 2003, and 134,539,003 for the year ended December 31, 2004.

(3)	Our Board of Directors approved the dividend per share and per ADS payable in 2005. This proposal will be voted on by our shareholders at a shareholder meeting on July 15, 2005.

(4)	Certain significant differences exist between Luxembourg GAAP and U.S. GAAP in connection with the presentation of statement of income line items. Under Luxembourg GAAP, certain asset impairment and restructuring charges were recognized as extraordinary items in 2000. Under U.S. GAAP, as required by APB 30, these charges did not qualify as extraordinary items. In addition, certain financial results and other income and expense items included in our Luxembourg GAAP financial statements, would be included in the determination of operating income (loss) for U.S. GAAP purposes.

(5)	Under U.S. GAAP, we have presented basic and diluted earnings per share in conformity with SFAS No. 128 (“Earnings per Share”) and SEC Staff Accounting Bulletin No. 98 (“SAB No. 98”) for all periods. In June 2001, our shareholders approved a capital restructuring by which (i) the then outstanding number of ordinary shares (68,400,000) were split ten-for-one and renamed Class A shares and (ii) the then outstanding number of preferred shares (39,750,089) were converted into ordinary shares on a one for one basis and renamed Class B shares. As a result, Class B shares have dividends and liquidation rights equal to ten times the rights of Class A shares. Therefore, we are required to use the two-class method to report earnings per share for the years ended December 31, 2002, 2003 and 2004. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock according to dividends declared and participation rights in undistributed earnings. Outstanding shares during the prior periods were retroactively restated for the stock split mentioned above. See Note 28 (p) to our Consolidated Financial Statements for details regarding the calculation. Each ADS represents two Class B shares.

(6)	Short-term loans represent our current loans and short-term portion of long-term debt. Long-term loans include the non-current portion of long-term debt due to banks and notes payable. See Notes 13 and 14 to our Consolidated Financial Statements for details. Under Luxembourg GAAP, at December 31, 2002 we classified the long-term portion of our financial debts as non-current liabilities in accordance with their original terms. Under U.S. GAAP, such debts would have been classified as current liabilities since our creditors were able to require the accelerated repayment of the outstanding balance since we were unable to comply with certain financial covenants.

EXCHANGE RATES

     Our Consolidated Financial Statements are prepared in U.S. dollars and in conformity with Luxembourg GAAP. As a result, our Consolidated Financial Statements do not reflect any exposure to fluctuations in the exchange rate between the Euro and the U.S. dollar.

RISK FACTORS

     You should consider the following risks with respect to an investment in Quinsa and the countries in which we operate.

Risk Factors Related to the Current Argentine Economic Crisis

Recent political and economic instability in Argentina has hindered commercial and financial activities.

     After several years of recession and major economic and social crisis, in 2003 and 2004 the Argentine economy began to stabilize. Gross domestic product grew by 8.8% in 2003 and unemployment rates dropped to 12.1% in the last quarter of 2004 from a high of 21.5% in May 2002. The dollar/peso exchange rate also improved from P$3.36 per U.S. dollar as of December 31, 2002 to P$2.92 per U.S. dollar as of April 1, 2005. The inflation rate (measured as increases in the consumer price index) was 3.7% in 2003, 6.1% in 2004 and 4.0% from December 2004 to March 2005, compared to an inflation rate of 40.9% for 2002.

     While certain economic indicators improved in 2003 and 2004, the Argentine economy has not recovered fully from the effects of the economic crisis. For example, in 1998 the Gross Domestic Product (“GDP”) per capita was US$8,550 and in 2003 it was US$3,462. Management expects it to be US$4,146 in 2004. Management also expects the Argentine economy to perform well during 2005. In 2005, we believe GDP will increase by approximately 4.7%, inflation will be approximately 7% and gross domestic product per capita will be approximately US$4,457. However, the Argentine economy remains fragile and we cannot assure you that it will continue at current levels or that it will experience growth. Economic conditions in Argentina have deteriorated rapidly in the past and they may deteriorate rapidly in the future.

     On April 27, 2003, after a series of presidents and interim presidents, Nestor Kirchner, a former provincial governor, was elected President of Argentina. Since taking office, the Kirchner administration generally has continued the economic policies of Eduardo Duhalde (who served as President from January 1, 2002 until Mr. Kirchner’s election). Under Mr. Duhalde’s leadership, the Argentine government undertook a number of far-reaching economic initiatives, many of which remain in place today. These initiatives include (among others):

•	suspending payments of principal and interest on Argentina’s sovereign debt;

•	abolishing the prior Argentine law that provided for an Argentine peso/U.S. dollar parity exchange ratio and granting the executive branch of government the power to set the exchange rates between the peso and foreign currencies and to issue foreign exchange regulations;

•	converting certain U.S. dollar-denominated loans from financial institutions into peso-denominated debts (“pesification”) at a one-to-one exchange rate plus an adjustment for variations in consumer prices (Coeficiente de Estabilización de Referencia or Reference Stabilization Index, “CER”) or in salaries (Coeficiente de Variación Salarial, “CVS”) and converting U.S. dollar denominated bank deposits into peso-denominated bank deposits at an exchange rate of P$1.40 per US$1.00, as adjusted by CER;

•	converting most U.S. dollar-denominated obligations with non-financial institutions into peso-denominated obligations, at a one-to-one exchange ratio, plus an adjustment by CER or CVS, as the case may be, and an equitable adjustment, in certain cases;

•	restructuring bank deposits and continuing strict restrictions on bank withdrawals and transfers of funds abroad that were implemented by predecessor administrations;

•	with limited exceptions, requiring that all foreign currency earned from exports be deposited into Argentine financial institutions; and

•	amending the charter of Argentina’s Central Bank to permit it to print currency in excess of the amount of the foreign reserves that it holds, make short-term advances to the federal government and provide financial assistance to financial institutions that have liquidity constraints or solvency problems.

     The institution of these measures created great financial uncertainty and virtually paralyzed all commercial and financial activities in Argentina during 2002. In 2003 and 2004, the government reduced some of these restrictions, including those requiring the Central Bank’s prior authorization for the transfer of funds abroad in order to pay principal and interest on debt obligations. Nevertheless, significant government controls and restrictions remain in place.

     Since the beginning of the economic crisis, Argentina has experienced major political and social unrest. Unemployment rates remain high despite various efforts by the government to increase social aid programs, generate employment opportunities and provide unemployment benefits. In recent years, there have been rapid and radical changes in the Argentine social, political, economic, tax and legal environments and there has not been a clear political consensus on any particular set of economic policies. As a result, the government has adopted many far-reaching, and not always consistent, laws and regulations affecting the economy.

     The adverse economic and social conditions in Argentina and the Argentine government’s response thereto have had a material adverse effect on our financial condition, results of operations and business. These conditions have resulted in reduced consumer spending which has negatively impacted consumer demand for our products. While demand improved somewhat in 2003 and caused our net sales to be US$622.7 million in 2003, as compared to US$468.6 million in 2002, our net sales for 2003 remained substantially lower than the US$955.1 million realized in 2000 and the US$938.7 million realized in 2001. While recovery continued in 2004, with net sales reaching US$765.2 million in fiscal 2004, any resurgence of economic difficulties, social unrest, lack of broad political consensus, and governmental responses to these circumstances may continue to adversely affect us and could impair our financial condition, results of operations and business.

Argentina’s insolvency and default on its public debt may impair economic recovery.

     On December 23, 2001, Argentine interim President Rodríguez Saá declared a suspension of payments on most of Argentina’s sovereign debt, which totaled approximately US$140.5 billion as of December 31, 2001. President Duhalde ratified this measure on January 2, 2002. In April of 2002, the Argentine government declared the suspension of payments on all of Argentina’s sovereign debt, with very limited exceptions, until December 31, 2002. On March 13, 2003, this suspension of payments was extended until the end of fiscal year 2003. Since December 31, 2003, Argentina has made some limited payments to multilateral agencies and certain other debt holders, but has made no further payments on its defaulted debt. In June 2005, payment on certain unpaid accrued interest was made, as new government securities were delivered in exchange for the defaulted securities.

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

     In September 2003, Argentina reached a new agreement with the IMF pursuant to which the IMF agreed to provide US$13.3 billion during the period from 2003 to 2006 to help Argentina recover from its record debt default of US$140.5 billion in 2002. The agreement organizes funding in a series of installments and contemplates that funds advanced will be used to refinance outstanding liabilities of US$21.1 billion. It also established a series of quantitative and qualitative conditions to funding that were to be met by the Argentine government during 2003 and 2004. These conditions include the renegotiation of the public debt that is in default, tax reform, and the adjustment of utility rates, among others. The IMF advanced a first installment of US$300 million in February 2004. After threatening to default on a payment to the IMF of US$3.15 billion that was due to be paid on March 9, 2004 unless the IMF advanced the second installment of US$3.1 billion under the September 2003 agreement, the Argentine government ultimately made the required payment and, on March 23, 2004, the IMF advanced US$3.1 billion to Argentina.

     The IMF warned that future releases of funds would depend upon successful debt restructuring negotiations between Argentina and foreign creditors. In September 2003, the government announced an offer to repay US$0.25 for every US$1.00 of its outstanding debt. This offer was subsequently rejected by both the IMF and the other creditors. On March 17, 2004, Argentina published a decree providing for the creation of a syndicate of commercial banks to act as dealer managers in connection with an offer to exchange new securities and/or other consideration for the government’s outstanding debt securities as a way to restructure the defaulted debt. On September 17, 2004, the IMF approved the request to defer repayment of about US$1.1 billion. On November 1, 2004, Argentina announced a formal offer to restructure more than US$100 billion of defaulted debt, and on November 25, 2004, the Argentine government announced that the offer to exchange would start on January 14, 2005 and end on February 25, 2005. Its plan was to offer bondholders new securities with a nominal value of up to US$41.8 billion (if more than 70% of investors took part in the swap) or US$38.5 billion (if less than 70%). The new securities carried an issue date of December 31, 2003 and provided bondholders an additional immediate interest payment of US$475 million. The total amount to be restructured included US$2.1 billion in unpaid accrued interest dating to before December 2001. This latest offer by Argentina increased the amount to be paid to creditors to a range of approximately US$0.25 to US$0.35 for every US$1.00 of its outstanding debt. On January 10, 2005, Argentina launched this offer, which ended on February 25, 2005. Holders of approximately 76% of the defaulted securities accepted the offer. The restructuring process concluded in June 2005. At this time it is impossible to predict what effect the offer will have on the Argentine economy.

     Although the Argentine government and the IMF have re-engaged in negotiations regarding Argentina’s indebtedness, the relationship between Argentina and the IMF remains uncertain. Many Argentines believe that the reluctance of the IMF to advance funds to Argentina is a cause of their continuing problems. This view, combined with the continuing social and political unrest in Argentina and the inability of the Argentine government to satisfy IMF economic reform requests, suggests that it may not be possible for the government to reach a lasting agreement with the IMF.

     As of June 30, 2004, Argentina’s total gross public debt was approximately US$181.2 billion. After the offer referred to above, Argentina’s total gross public debt is approximately US$146.1 billion (including a face value of US$19.5 billion of bonds not tendered in the offer). The Argentine government’s default and the protracted negotiations with its creditors has had and may continue to have a significant adverse effect on its ability to implement needed political, social and economic reforms. The absence of these reforms may undermine the private sector’s ability to restore, maintain or increase economic growth and may result in a recession, higher inflation, further unemployment and greater social unrest. As a result, our business, financial condition and results of operations could be materially adversely affected. Argentina’s debt default may adversely affect the ability of private companies, including Quinsa, to obtain debt or equity financing or may adversely affect the cost of such financing.

The devaluation of the peso creates greater uncertainties as to Argentina’s economic future.

     The Argentine Convertibility Law, which established a fixed exchange rate under which the Central Bank was obliged to sell U.S. dollars at a fixed rate of P$1.00 per US$1.00, was partially repealed on January 6, 2002. In its place, the Argentine Congress enacted the Public Emergency Law, which gives the executive branch the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market. Hence, since the beginning of 2002 there has not been a mandatory parity exchange rate between the U.S. dollar and the Argentine peso. The peso floats freely, although the Argentine Central Bank frequently and significantly intervenes in the currency market in an effort to manage the dollar/peso exchange rate. Nevertheless, since the devaluation of the peso in 2002, the peso has fluctuated significantly. On June 14, 2005, the peso traded at an exchange rate of P$2.87 per US$1.00, as published by Banco de la Nación Argentina, as compared to an exchange rate of P$2.96 per US$1.00 on June 14, 2004, P$2.84 per US$1.00 on June 14, 2003, and P$3.56 per US$1.00 on June 14, 2002.

     The Argentine government’s ability to honor its foreign debt obligations has been materially and adversely affected by the devaluation of the peso. Peso-denominated tax revenues constitute the primary source of its earnings, but most of its financial liabilities are dollar-denominated. Adopting the austere fiscal measures which would be required to enable Argentina to pay its debts and balance its budget could lead to further social unrest and political instability.

     In addition, Argentina has found few opportunities to effectively raise capital in the international markets amid a sustained lack of investor confidence in Argentina’s ability to make payments due on its sovereign debt and in the Argentine economy generally. The devaluation of the peso and accompanying economic policy measures were intended to redress the effects of unemployment and to stimulate economic growth. While Argentina experienced economic growth in 2004, the country’s future economic stability and growth will depend on the ability of the government to elicit confidence among local and international financial and business communities in the effectiveness and sustainability of its policies. Satisfactory future economic performance will also require the recovery of the banking sector, the stability of the peso at current exchange levels (which, as noted above, have been supported in part by Central Bank interventions in the exchange market), and the absence of significant inflation. Without these changes, several negative outcomes could occur: investments will likely retract while economic activity decreases, unemployment could rise beyond current levels, tax revenues could drop and government spending could again exceed revenues.

Recent economic and political instability has placed the Argentine financial system at risk.

     The Argentine economic crisis provoked major withdrawals of deposits from Argentine financial institutions before the imposition of restrictions on withdrawals in January 2002. This run on deposits had a material adverse effect on the Argentine financial system as a whole. For the most part, banks suspended the disbursement of new loans and focused on collection activities to be able to pay their depositors. The magnitude of deposit withdrawals and the general unavailability of external or local credit, together with efforts to restructure certain public-sector debt with local holders (a substantial portion of which was placed with banks), created a liquidity crisis that undermined the ability of many Argentine banks to pay their depositors. Although the original restrictions on deposits, known as the “corralito,” are no longer in place, certain new restrictions are still in place today.

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

     As of the date of this annual report, there are numerous cases pending before the Argentine Supreme Court challenging the constitutionality of several of the measures adopted by the government to protect the financial system. On October 26, 2004, the Argentine Supreme Court ruled in favor of the emergency measures adopted by the government and declared that the pesification of deposits was constitutional. However, in two other cases, the Argentine Supreme Court declared certain particular aspects of pesification unconstitutional. In addition, at the time of the October 26, 2004 ruling the Argentine Supreme Court only had six Justices out of a total of nine required by the Constitution. Moreover, lower courts are not legally bound to follow decisions of the Supreme Court, and many lower court decisions have issued conflicting rulings on similar constitutional claims. All this suggests that the constitutionality of the pesification pursuant to the Public Emergency Law has not been settled, which has led to uncertainty for the Argentine banking system as a whole, and creates a possible need for the Argentine government to provide additional financial assistance to the banks in the form of U.S. dollar-denominated bonds. This additional financial assistance, in turn, could add to the country’s outstanding debt.

     Argentina’s economic growth and the relative stability of the country’s exchange rate and inflation during 2003 and 2004 have allowed a gradual accumulation of deposits in Argentine financial institutions and improved the liquidity of the financial system. During 2004, overall bank deposits continued to accumulate, increasing 22% in the ten months ending in October 2004. While most of the increase was attributable to short-term deposits (mainly in demand deposit accounts and saving accounts), longer-term certificates of deposit started to increase in October for the first time since the crisis. This situation led to an increase in loans granted by banks, which grew 22% in the ten months ending in October 2004. Furthermore, financing for businesses increased 48% over that period.

     Notwithstanding these improvements, the Argentine financial system faces serious risks due to lack of profitability and possible insolvency. If the relationship between the credit supply and demand remains weak then the financial institutions’ probability of collapse (as a result of operating with negative margins for an extended period of time) would be high. Under these circumstances, the size of the Argentine financial market and the ability of private companies to obtain financing could be reduced.

     In order to improve the solvency and profitability of banks and to prevent future collapses of the Argentine financial system, the government is compensating the financial system for the asymmetric pesification of deposits and loans while at the same time encouraging the increase in the amount of loans by the financial institutions to the private sector. For those purposes, the Argentine government established a system to compensate financial institutions for the negative monetary effects arising from conversion of foreign currencies into Argentine pesos at an asymmetrical exchange rate for receivables and payables. As of today, the government is investigating compensation paid to financial institutions so as to make the compensation figures valid.

     The economic future of Argentina is uncertain and business’s operations in Argentina are subject to risk. Even a partial collapse of the Argentine banking system would have a material adverse effect on the country’s prospects for economic recovery and political stability as well as a material adverse effect on our company.

Substantial inflation has occurred and may escalate, which would undermine prospects for economic recovery in Argentina.

     On January 24, 2002, the Argentine government amended the Central Bank’s charter to allow it to print currency in excess of the amount of foreign reserves it holds, make short-term advances to the federal government to cover its anticipated budget deficits, and provide financial assistance to financial institutions with liquidity constraints or solvency problems. There is considerable concern that if the Central Bank prints currency to finance deficit spending and to improve the liquidity of financial institutions, significant inflation will result. Past history raises serious doubts as to the Argentine government’s ability to maintain a strict monetary policy and control inflation. In the past, inflation materially undermined the Argentine economy and the government’s ability to create conditions that would permit growth.

     According to the National Institute of Statistics and Census (“INDEC”), the devaluation of the peso has created pressures on the domestic price system that generated inflation of 6.1% in 2004 and 3.7% in 2003. During 2003 the Wholesale Price Index (“WPI”) exhibited a cumulative increase of 2.0%, compared to 7.9% for 2004. The WPI and the Argentine CPI increased by approximately 2.2% and 4.0%, respectively, in the first quarter of 2005.

     No assurance can be given that the Argentine government’s future policies will efficiently control the value of the peso and it is possible that the peso will be subject to significant fluctuations and depreciation in the future. In recent months, the value of the peso has stabilized and even recovered, but we cannot assure you that this recovery will endure. If the positive expectations for Argentina’s economic future, as well as the strict fiscal and monetary policies, cannot stabilize the value of the peso, an increase in the inflation rate can be expected.

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

     Since August 18, 2003, and until June 30, 2005, the Argentine Central Bank authorized, subject to certain limitations (including limits on the amounts that can be acquired), the acquisition of foreign currency to be held abroad until used to pay down debt.

     Since July 2003, the Central Bank has allowed transfer of funds abroad to prepay principal under financial debts subject to the following conditions:

•	The prepaid amount may not exceed the present value of the debt. Alternatively, funds in an amount equal to the prepayment must be disbursed under new financing that does not exceed the present value of the debt, as long as such funds are exchanged for Argentine currency on the Argentine foreign exchange markets. In either case, “present value” is calculated using a discount rate equal to the rate implied in U.S. currency future transactions (180 days) carried out in regulated local markets.

•	If a prepayment is made less than one year in advance of the scheduled payment date, the amount prepaid can be the face value of the indebtedness.

•	The terms and conditions of any prepayment made as part of a restructuring may not result in an increase in the present value (calculated as described above) of outstanding indebtedness.

     Subject to the conditions described above, funds may be transferred abroad to pay or prepay principal or interest on debts, provided that the indebtedness is registered with the Argentine Central Bank, has been exchanged for pesos (if the debt was incurred after September 2002, or, alternatively, if the debt has been disbursed prior to such date, if proceeds have been used for certain purposes), and that at least 365 days has elapsed since the proceeds of the debt entered Argentina and were exchanged for pesos in the local currency market.

     Finally, funds may now be transferred abroad without the Argentine Central Bank’s previous authorization in order to pay dividends corresponding to prior periods, provided that independent accountants have certified the financial statements for such period.

     In June 2005, the Argentine government imposed new restrictions on the raising of new loans from abroad. Decree 616/2005 requires that, in the case of financing agreements of Argentine residents where creditors are non-Argentine residents, 30% of the amount involved must be deposited in a local financial entity, in U.S. dollars, and for a term of at least 365 days. This special purpose deposit may not be transferred to third parties or used as collateral. Funds so deposited will not accrue interest. Repayment under such financing agreements must not be made before 365 days have passed, not even with funds held abroad by Argentine residents. Decree 616/2005 only applies to financing agreements disbursed on or after May 26, 2005.

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

     Despite the ongoing economic crisis in our principal market, Argentina, we have been able to continue servicing our debt obligations. There can be no guarantee, however, that we will be able to continue doing so in the future, particularly if the Argentine Central Bank reinstitutes strict restrictions. While we have been able to pay out dividends in the past, we did not pay dividends in 2002 or 2003, and there can be no assurance that we will pay any dividends in the future.

Our results of operations have been, and may continue to be, materially adversely affected by the devaluation of the Argentine peso and the macroeconomic conditions in Argentina.

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

     Recessionary conditions in Argentina had a significant impact on our net income in 2001 and 2002. During this period, there was a severe shortage of cash and a lack of liquidity in the financial markets. These factors disrupted Argentina’s primarily cash-based system for settling payment obligations, resulted in scarcity of working capital, and contributed to a severe contraction of customary trade credit, all of which in turn brought many commercial activities to a standstill. In addition, the recession coupled with the devaluation of the peso led to a reduction of wages in real terms and of disposable income across all sectors of the Argentine population. The reduction in consumer buying power resulted in lower sales of our products, with a consequent reduction in revenues and cash inflows. If economic conditions in Argentina deteriorate, it is likely that our sales, revenues and cash flows will once again be materially adversely affected.

Risk Factors Relating to Other Countries in Which We Operate

Latin American economic fluctuations affect our results of operations.

     The Argentine economic crisis of 2002 had a significant adverse effect on our other primary markets. In particular, Argentina’s financial, economic and political crisis had an adverse effect on Paraguay and Uruguay and our operations in those countries. While the situation has since improved in these countries, no assurances can be given that a similar crisis will not happen again in the future. Also, the governments of the countries in which we operate could take action to control inflation and institute other policies involving wage, price and tariff rate controls as well as engage in other interventionist measures, which may include freezing bank accounts and imposing capital controls. Changes in the policies of these governmental authorities with respect to tariff rates, exchange controls, regulations and taxation could affect our business and financial results adversely, as could inflation, devaluation, social instability and other political, economic or diplomatic developments, including the governments’ response to such circumstances. In addition, we cannot assure you that more restrictive exchange control policies and more significant withholding taxes will not be implemented by any of the countries in which we operate in the future.

Recent social and political unrest in Bolivia could affect our results of operations.

     During the second quarter of fiscal 2005, Bolivia endured a significant political crisis that included strikes, roadblocks, and other signs of social unrest, culminating in the resignation of the President of Bolivia, Mr. Carlos Mesa. Although the political and social situation has improved in recent months, and although our operations have not yet been significantly affected, further unrest could materially adversely affect our sales and results of operations.

Our subsidiaries have been affected by currency devaluations and exchange rate fluctuations.

     The devaluation of local currencies that occurred in 2002 (principally in Argentina, Bolivia, Paraguay and Uruguay) adversely affected our profitability in U.S. dollars. In 2003 the value of those currencies recovered slightly, appreciating relative to the U.S. dollar in Argentina, Chile and Paraguay. Further, we were able to raise nominal prices in Argentina during that year. The local currencies of Bolivia and Uruguay continued to depreciate relative to the U.S. dollar during 2003, although at rates that were either similar to or lower than the rate of inflation. During 2004 the currencies of Chile and Uruguay appreciated relative to the dollar, while the currencies of Argentina, Bolivia and Paraguay depreciated, although at rates that were either similar to or lower than the increase in the rate of inflation for the year. In some cases we have been able to partially offset the impact of currency devaluations. However, we cannot assure you that we will be able to increase nominal prices in the future enough to offset the impact of possible devaluations of the local currencies in all of our markets.

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

     Because we are a holding company, our ability to pay dividends and service any debt obligations depends primarily upon our receipt of sufficient funds from our principal subsidiary, QI(B), which depends in turn on QI(B)’s receipt of sufficient funds from its direct and indirect subsidiaries in Argentina, Bolivia, Chile, Paraguay and Uruguay. Beginning on December 3, 2001, the Argentine government imposed a number of monetary and currency exchange control measures that included restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad. These restrictions have been partially reduced. (See “—Central Bank restrictions on the transfer of funds outside of Argentina could prevent us from receiving sufficient funds from our Argentine subsidiaries and inhibit the distribution of dividends and payments on our external debt” above.) There can be no assurance, however, that the Central Bank will not once again require its prior authorization for dividend payments to foreign shareholders or for payment of debt obligations. If this were to occur, our ability to receive funds from our Argentine subsidiary could be inhibited, and this, in turn, would significantly impact our ability to pay dividends and service our debt obligations.

     Furthermore, the payment of dividends by us and by our various subsidiaries is also, in certain instances, subject to statutory restrictions and restrictive covenants in debt instruments, like legal reserve requirements, capital and retained earning criteria and other restrictions, and is contingent upon the earnings and cash flow of and permitted borrowings by us and by those subsidiaries. The inability on the part of some of our subsidiaries to pay dividends would materially impact the amount of funds available to us to pay dividends and service our debt obligations.

We face competition that threatens our market share.

     The growth in beer consumption in Argentina, Bolivia, Chile, Paraguay and Uruguay has attracted new market participants over the past years, producing intensely competitive environments in these markets. The participants in these markets included major local and international concerns with substantial financial resources and particular industrial strengths. Further economic crises and devaluations in Argentina and in the other countries in which we operate may make it less expensive for international concerns to make investments in these markets. We intend to continue with strategies designed to maintain or improve our competitive position in our markets but we cannot guarantee that these strategies will be successful. Any loss of market share could be permanent. Competition in the beer market may take the form of aggressive price discounting, which could have a negative impact on our results of operations. Apart from competition within each beer market, beer sales also compete against wine and other alcoholic beverage sales and, to a lesser extent, with soft drinks. You should also read “Item 4. Information on the Company—Business Overview—Competition in the Southern Cone Markets.”

     The carbonated soft drink market and non-carbonated beverage market are also highly competitive. Competition in these markets could cause us to reduce pricing, increase capital and other expenditures or lose market share, which could have a material adverse effect on our business and financial results. We, through our operating subsidiaries, own the largest PepsiCo® bottling franchise in Argentina and the sole franchise in Uruguay. Our most significant competitors are local Coca-Cola® bottlers and second-tier brands that compete exclusively on a price basis. Our market share in some of our markets has eroded over the past few years. There can be no guarantee that, should there be another economic crisis in Argentina, consumers, and particularly lower-income consumers, will not again shift their purchases to lower-cost second-tier brands and away from our subsidiaries’ premium products or force our subsidiaries to reduce the prices that they charge for their products. You should also read “Item 4. Information on the Company—Business Overview—Competition in the Southern Cone Markets”.

We are currently negotiating labor contracts with some of our employees. A break-down in negotiations could result in work stoppages.

     In Argentina, we are currently holding discussions with the beer workers’ trade union regarding salary increases. As a part of this process, the Argentine Labor Ministry has intervened to help reach a solution that is satisfactory for the parties involved. While we are not expecting any material adverse effects on our financial performance from this situation, the outcome at this time is uncertain.

We purchase significant quantities of commodities and raw materials, the prices of which fluctuate widely.

     We purchase commodities and raw materials for the production of beer and soft drinks. These commodities and raw materials include barley, malt, aluminum cans and PET bottle preforms and, to a lesser extent, corn grits, rice and hops. The prices of these commodities can fluctuate widely and are determined by global supply and demand and other factors over which we have no control. Because we rarely engage in hedging our raw material costs (although this policy may change in the future) any changes in commodity and raw material prices could have a direct and significant impact on our costs.

     In addition, we purchase most of our barley, malt, aluminum cans and plastic bottle preforms in local currency and principally in Argentina; therefore, we incur certain costs of sales and expenses in local currencies. However, because the price of these raw materials may vary with international prices which are denominated in U.S. dollars, we cannot guarantee that the percentage of our cost of sales represented by these items will not increase significantly due to currency devaluations in our countries of operation.

     Due to the economic situation in Argentina, towards the end of 2001 we began to purchase most of the raw materials that we used to import from local suppliers for our Argentine business. Although we did not experience any supply problems in 2003 or 2004, if economic conditions worsen, even our local suppliers of raw materials may have difficulty providing such materials in the future. Furthermore, since all commodities are pegged to international prices, their prices are necessarily volatile and any devaluation of the currencies of the countries in which we operate could impact our direct costs associated with the purchase of these raw materials.

We depend to a certain extent on adequate supplies of electricity and natural gas for beer production. Following the Argentine economic crisis of 2002, the possibility of gas and electricity shortages in Argentina has increased.

     Argentina is experiencing gas and electricity shortages that have resulted in temporary and sporadic restrictions on the supply of energy. Possible restrictions on the supply of energy could curtail our production and negatively impact results of operations. After several years of recession, the forced conversion of Argentine pesos and U.S. dollars at a one-to-one exchange rate and the subsequent freezing of gas and electricity tariffs, there has been a lack of investment to increase gas and electricity supply capacity. Over the past year, demand for natural gas has increased substantially, driven by a recovery of the Argentine economy and lower natural gas prices compared to alternative fuel sources. In addition, the supply of electricity has also been strained due to the scarcity of natural gas and other alternative fuels, such as hydroelectric electricity, which has suffered due to lower than usual levels of rainfall.

     The Argentine government has been adopting a number of measures to alleviate the short-term impact of supply restrictions, including measures aimed at limiting the increase of residential consumption (increasing the price of compressed natural gas) and importing natural gas from Bolivia, electricity from Brazil and fuel oil from Venezuela.

     Possible gas and electricity cuts could impact our production in the future and also affect that of our local suppliers.

Our business is controlled by two principal shareholders and as a result, our other shareholders will have little or no influence over shareholder decisions.

     A majority of our Class A shares without par value is owned by Beverage Associates Corp. (“BAC”), a company organized under the laws of the British Virgin Islands. BAC was organized by various individual shareholders who are descendants of the Bemberg family, our founding family. BAC’s principal purpose is to hold a controlling interest in the Class A shares, and it currently holds 54.90% of our outstanding voting shares.

     On January 31, 2003, we completed the transactions involved in forming a strategic relationship with Companhia de Bebidas das Americas (“AmBev”). Pursuant to this alliance, we issued 26,388,914 of our Class B shares to AmBev in exchange for AmBev’s contribution to Quinsa of all the shares of capital stock of AmBev’s subsidiaries which manufacture, market, sell or distribute beer principally in Argentina, Paraguay and Uruguay. AmBev also purchased 230,920,000 Class A shares from BAC. After additional purchases of our Class B shares after February 1, 2003, AmBev now owns 39.58% of the total voting rights of Quinsa and BAC has agreed pursuant to the escrow agreement described below that it will not exercise its voting rights to the extent that those voting rights entitle BAC to a voting interest that is greater than 50%. In addition, AmBev has an option to acquire from BAC, and BAC has an option to sell to AmBev, the remaining 373,520,000 Class A shares owned by BAC. These options may be exercised by BAC in April of each year and by AmBev in April of each year starting in 2009.

     On March 3, 2004, AmBev announced that it had entered into definitive agreements contemplating a business combination transaction among AmBev, Interbrew and the controlling shareholders of each of these companies (the “Interbrew Transaction”). Completion of the Interbrew Transaction resulted in Interbrew (now renamed InBev) controlling AmBev and thus being able to appoint members of our Board of Directors and to exercise joint control over our company. As a result of the Interbrew Transaction, InBev is under the joint control of the persons who had controlled AmBev and the persons who had controlled Interbrew before the Interbrew Transaction.

     Each of AmBev and BAC now have the right to nominate 50% of the directors constituting our Board of Directors and 50% of the number of Directors of our subsidiaries that Quinsa is entitled, directly or indirectly, to nominate pursuant to corporate documents, relevant agreements or applicable law. In addition, pursuant to an Escrow Agreement dated January 31, 2003 between BAC, AmBev, Quinsa and The Bank of New York as escrow agent, (the “Escrow Agreement”), BAC assigned and transferred 60,000,000 of its Class A shares in escrow to The Bank of New York as escrow agent, and such Class A shares may only be voted upon the instructions of both BAC and AmBev to ensure that BAC’s voting rights in the Company do not exceed 50%. Therefore, AmBev and BAC together have the power to determine all matters requiring shareholder approval.

If AmBev acquires sole control of Quinsa, AmBev may choose to make material changes in the manner in which Quinsa’s business and operations are currently conducted.

     Pursuant to the terms of the strategic alliance between AmBev and BAC, AmBev has an option to acquire from BAC, and BAC has an option to sell to AmBev, BAC’s remaining ownership interest in Quinsa. The option may be exercised by BAC in April of each year and by AmBev in April of each year starting in 2009. In April 2005, BAC did not exercise its put option. An exercise of either option will result in AmBev acquiring direct control of Quinsa. If either AmBev or BAC exercises the option to buy/sell BAC’s remaining Class A shares, AmBev will have the right to elect all of our Directors and all, or substantially all, of the Directors of our subsidiaries. See “Item 4. Information on the Company—Business Overview—Relationship with AmBev” and “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.” If AmBev acquires control of Quinsa, AmBev may choose to make material changes in Quinsa’s business and operations.

The shareholders’ agreements governing BAC’s and AmBev’s control over Quinsa could materially and adversely disrupt the business affairs of Quinsa and its subsidiaries.

     As part of their strategic alliance, BAC, Quinsa and AmBev entered into agreements and other instruments establishing governance rules and principles for Quinsa and each of it subsidiaries. Under these agreements and instruments, each of AmBev and BAC now have the right to nominate 50% of the number of Directors constituting the Boards of Directors of Quinsa. They each also have the right to nominate 50% of the number of Directors of each of Quinsa’s other subsidiaries that Quinsa is entitled to nominate, directly or indirectly, pursuant to corporate documents, relevant agreements or applicable law.

     Most significant decisions by the Board of Directors of Quinsa or the Boards of its subsidiaries must be approved by both a majority of the directors on the board nominated by AmBev and by a majority of the directors on that board nominated by BAC. The decisions that require this approval include approval of all annual capital and operating budgets, approval of capital expenditures exceeding US$15 million, approval of any material or multi-year contract, changes in product levels beyond specified parameters, management compensation matters, certain issuances and repurchases of stock, incurrence of debt beyond specified limits, changes in dividend policy, business combination transactions, including mergers, material sales of assets and material acquisitions, related party transactions, going-private transactions and changes in accounting principles or auditors. The Quinsa Shareholders Agreement does not include any mechanism for resolving disagreements between BAC and AmBev. Consequently, a cooperative relationship between BAC and AmBev significantly enhances the ability of Quinsa to conduct its business in an efficient and effective manner. The absence of such a relationship could materially adversely affect our business.

Our alliance with AmBev and our business could be affected by non-compliance of, legal challenges to, or changes in, the conditions set forth by the Argentine antitrust authorities in approving this alliance or by any other possible future antitrust litigation.

     On January 31, 2003, we completed the transactions related to the formation of a strategic relationship with AmBev. Pursuant to this alliance, our Argentine subsidiary, CMQ, has benefited from the integration of its own operations in Argentina with those of AmBev. One of the conditions to closing the transaction was the receipt of approval of the Argentine antitrust authorities of such alliance. On January 13, 2003, the Argentine antitrust authorities approved the transactions subject to certain conditions, some of which include the transfer of ownership by AmBev and CMQ, within twelve months of the date of approval, of certain assets (including brands, recipes, and beer production plants located in Buenos Aires) to independent purchasers with no current beer production in Argentina. In addition, the approval imposes certain obligations for CMQ, such as the preservation of the business value and economic feasibility as well as full production capacity of the assets that shall be transferred.

     In April 2003, one of our competitors, CCU, contested the conditions imposed by the Argentine antitrust authorities by filing a claim in the Federal Court of Appeals in Argentina seeking to enjoin CMQ’s sale of these brands because CCU believes it should be entitled to bid for them. CCU is currently barred from bidding on those brands because it has operations in Argentina, and therefore does not qualify as a permitted purchaser under the Argentine antitrust authorities’ stipulations. CCU’s claim tolled the time period in which CMQ is required to sell its brands.

     Although CCU’s claim was rejected by the Federal Court of Appeals, CCU has appealed to the Argentine Supreme Court for review of the Federal Court of Appeals’ decision. Until a final decision is reached, the twelve-month time period to comply with the antitrust conditions will remain suspended. At this point in time it is not possible to determine when this process will be resumed. Meanwhile, CMQ continues to produce and sell the brands involved. We cannot predict when CCU’s claim finally will be determined, what the outcome of the legal proceedings might be, if and when CMQ will be able to comply with the conditions the Argentine antitrust authorities have set forth or what response the Argentine antitrust authorities might have to the outcome.

     In addition, in 2004, C.A.S.A Isenbeck (“Isenbeck”), the Argentine subsidiary of the German Warsteiner Brauerei Haus Cramer, filed a suit to require Quinsa and AmBev to cease to integrate their operations and act as independent companies until all the conditions set forth in the approval of the Argentine antitrust authorities are complied with. The Argentine antitrust authorities rejected the suit and Isenbeck filed an appeal with the Argentine antitrust authorities, who then ruled that Isenbeck had no right to appeal its decision. Therefore, Isenbeck followed with an appeal with the Civil and Commercial Federal Appeal Courts, claiming that it had the right to appeal the ruling of the Argentine antitrust authorities. The Civil and Commercial Federal Appeal Courts granted Isenbeck the right to appeal the ruling of the Argentine antitrust authorities. However, as of today, there has been no ruling on the merits of the claim filed by Isenbeck. We cannot predict what the outcome of this suit will be.

     Moreover, we could also face further antitrust actions in the event that AmBev ends up acquiring a controlling interest in our shares. It is impossible to determine how or whether the Argentine antitrust authorities would address this situation, if and when it occurs, or how it could potentially affect the present antitrust litigation brought by CCU.

ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT

     Quilmes Industrial (Quinsa), Société Anonyme was established as a separate company incorporated in the Grand-Duchy of Luxembourg (“Luxembourg”) in 1989 when the brewing interests of Enterprises Quilmes, a publicly traded Luxembourg holding company, were spun off from the rest of Enterprises Quilmes’ business interests. We remain a Luxembourg holding company governed by Luxembourg law and we operate through our subsidiaries, principally QI(B), in which we hold an 87.63% interest. All of our operating companies are wholly-owned, majority-owned or controlled subsidiaries of QI(B). The address of our principal executive offices is 84, Grand Rue L-1660 Luxembourg, Grand-Duchy of Luxembourg. Our telephone number is (352) 47 38 85. Our authorized representative in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.

     Our predecessor business, Brasserie Argentine, was founded in 1888 in Paris by Mr. Otto Peter Bemberg. He later established a brewery in the town of Quilmes, just south of Buenos Aires, in 1890. We eventually established operations in Paraguay in 1932, in Uruguay in 1965, in Chile at the end of 1991 and in Bolivia in 1996. In the past, we have grown through the expansion of our own facilities, the introduction and development of our own products, the acquisition of facilities and brands from other producers and through other strategic acquisitions and investments.

Recent Events

     Debt Restructuring

     Management carried out negotiations during 2002 that led to the execution of a refinancing agreement on September 18, 2003. The bank debt subject to renegotiation amounted to US$293.6 million. The agreement included certain financial covenants that varied depending on CMQ’s leverage ratios. During 2004, we continued to pay and prepay CMQ’s dollar-denominated bank debt. We made payments and prepayments totaling approximately US$125 million during 2004. A portion of those payments were financed through approximately US$62 million in medium-term peso financing.

     With CMQ’s raising of a new loan for US$150 million in March 2005, the balance of the previously refinanced bank loans was fully prepaid. As a result, we are no longer subject to the financial covenants included in the 2003 refinancing agreement. The proceeds of the US$150 million loan to CMQ were used principally to repay bank debt of approximately US$101.3 million (including a substantial portion of our short-term bank debt) and to pay off the notes issued originally by BAESA for US$14.2 million (net of the amount of the notes held by our subsidiary QI(B)). The new US$150 million loan has a final life of 7 years, an average life of 5 years (since there are equal, yearly installments starting at the end of year three), and pays a fixed coupon of 7.375%. The US$150 million facility contains customary financial covenants, including a limitation on the incurrence of new indebtedness if the debt to EBITDA ratio exceeds, or would exceed after incurrence, three to one, and limitations on liens, transactions with affiliates, and mergers or sales of assets.

Stock Repurchases, Dividends, and Changes to our Fiscal Year

     During 2003, on the basis of a prior authorization by the general meeting of shareholders, our Board of Directors authorized, and we implemented, several stock repurchase programs. Under these programs, in 2003, we purchased 2,811,078 Class A shares and 5,048,200 Class B shares at an average price per share of US$0.75 per Class A share and US$7.82 per Class B share. The purchases were made in open market purchase transactions.

     On December 18, 2003 and March 24 of 2004, our Board approved another series of repurchases. Specifically, the Board authorized us to purchase shares in open market transactions at a price per share not to exceed six times EBITDA per share and for an additional aggregate dollar amount of up to US$70 million. During the period from January 1, 2004 to December 31, 2004 we purchased 2,396,702 Class A shares and 3,790,522 Class B shares, having an aggregate purchase price of US$36.5 million and an average price per share of US$0.958 per Class A shares and US$8.995 per Class B shares. During the period from January 1, 2005 to June 15, 2005, we acquired a further 1,037,278 Class B shares at an average price of US$12.208 as a part of the program approved on March 24, 2004. As of June 15, 2005, approximately US$22 million remained available for stock repurchases under this latest program.

     On August 18, 2004, we announced the launch of a self tender for our Class B shares (including those held as ADSs). The self tender ended on September 16, 2004. As a result, we acquired 9,584,428 Class B Shares at a price of US$9.50 per share, for a total of approximately US$93 million (including fees and expenses).

     Our repurchases of stock during 2004 and the first half of 2005 have decreased materially the number of Quinsa shares that are publicly traded. As a result of the reduced number of publicly traded shares, during recent months, we have found it more difficult to repurchase shares in open market transactions at prices that we believe to be in the best interest of Quinsa and its shareholders.

     Our Board has discussed the possibility of making repurchases of stock that exceed the authorization for the latest repurchase program, whether through expanded market repurchase programs, a tender offer or another transaction. Our Board also has discussed the possibility of engaging in a transaction that could result in Quinsa becoming a company owned solely by BAC and AmBev. While our Board could change its mind at any time, for now the Board has decided not to authorize any such additional repurchases and/or transactions. Under our articles of association and the Shareholders Agreement among AmBev, BAC and Quinsa, we are prohibited from making any such additional repurchases or engaging in any such transactions unless the Directors nominated by BAC and those nominated by AmBev agree and unless AmBev and BAC, acting as shareholders, agree on the terms of the proposed transaction.

     As a result of the limitations described above, there can be no assurance that we will repurchase shares under our latest repurchase program at the same rate as we have done so in the past or that we will repurchase any or all of the remaining shares that we are authorized to purchase. In addition, there can be no assurance that we will authorize stock repurchases beyond the scope of the existing repurchase program or that any “going private transaction” relating to Quinsa will be proposed or consummated.

     Any future repurchases of stock are also subject to limitations imposed by Luxembourg law. When we repurchase shares, Luxembourg law requires us to create undistributable reserves in an amount equal to the repurchase price of the shares held in treasury. As of December 31, 2004, we do not have sufficient available distributable reserves and profits to both allow us to pay the proposed dividend for fiscal 2004 and to allow us to consider or continue market repurchase programs or to consider other possible purchases of shares, whether by tender offer, purchases directly from shareholders, transactions over the stock exchange, a going-private transaction or otherwise.

     To give us the legal flexibility to make additional repurchases and pay dividends, we have done and may (subject to changing conditions) do the following:

•	In March 2005, we received a substantial dividend payment from QI(B), which will be recorded as a profit. This profit will allow us to pay the proposed dividend for 2004 and to complete the remainder of our repurchase program announced on March 25, 2004.

•	On June 24, 2005, our shareholders voted to shorten our fiscal year. As a result of the vote our fiscal year ended on April 30, 2005. Our Board has recommended that the next fiscal year begin on May 1, 2005 and end on December 31, 2005 (this recommendation will be voted on at the shareholders’ meeting on July 15, 2005). In effect, what would have been fiscal 2005 will be divided into two rump years: the first began on January 1, 2005 and ended on April 30, 2005, while the second will begin on May 1, 2005 and will end on December 31, 2005.

     Under Luxembourg law, approval of the accounts for the fiscal year ended April 30, 2005 (which will be considered at the shareholder meeting specifically convened for this purpose on July 15, 2005) would give us the legal flexibility to consider other possible repurchases of shares and/or other dividend payments and to create the required undistributable reserves to match any such repurchases.

     We cannot predict whether the measures described above will be approved by our shareholders. Moreover, even if these measures are approved, there can be no assurance that we will make any further repurchases of stock.

Relationship with AmBev

     On January 31, 2003, we completed the transactions related to the formation of our strategic relationship with AmBev. AmBev is a holding company whose subsidiaries produce, distribute and sell beer, soft drinks and other non-alcoholic and non-carbonated beverages: primarily in Brazil, but also in Argentina, Venezuela, Uruguay and Paraguay. Pursuant to this alliance, we have integrated our own operations in Argentina, Paraguay and Uruguay with those of AmBev. Throughout this annual report, we refer to the markets of Argentina, Paraguay, Uruguay, Bolivia and Chile as the “southern cone markets.”

     We formed our alliance with AmBev through a series of transactions. AmBev contributed to Quinsa all of the shares of capital stock of its subsidiaries which manufacture, market, sell or distribute beer principally in Argentina, Paraguay and Uruguay in exchange for 26,388,914 Class B Shares. AmBev purchased from BAC, our primary shareholder, 230,920,000 Class A Shares for US$346.38 million in cash. Following the closing of the alliance transactions, AmBev purchased an additional 12,000,000 Class B Shares. As a result, AmBev owns approximately 39.58% of the total voting rights in Quinsa.

     As part of our alliance, BAC assigned and transferred to an escrow agent 60,000,000 of its Class A Shares. The Escrow Agreement provides that the escrow agent may only vote these shares upon receipt of joint instructions of both BAC and AmBev. This escrow arrangement effectively prevents BAC from exercising, without the consent of AmBev, a majority of the voting rights of Quinsa.

     Exchange Rights. BAC has a put option that is exercisable in April of every year that gives BAC the right to sell its remaining 373,520,000 Class A Shares to AmBev (the “Exchange”). AmBev also has a call option that is exercisable in April of every year starting in 2009 that gives AmBev the right to require that BAC sell its remaining Class A Shares to AmBev.

     Change in Control. Our alliance agreements with AmBev contain certain provisions that apply if there is a change in control of AmBev. Before April 2005, in the event of a change of control, BAC had a right to accelerate the Exchange so that the Exchange happened at or about the time of the change of control. BAC elected not to exercise this right in connection with the Interbrew Transaction. Now, in the event of a further change of control of AmBev, the Exchange will occur automatically.

     Interbrew Transaction. On August 27, 2004, AmBev completed its previously announced business combination with Interbrew, which resulted in the creation of InBev. Pursuant to their business combination with Interbrew the AmBev Shareholders contributed to InBev the stock of a holding company (“Tinsel Lux”) formed to hold all of their AmBev shares, in exchange for InBev shares. In addition, Labatt Brewing Company Limited, a subsidiary of Interbrew (“Labatt”) merged with a subsidiary of AmBev. The merger resulted in AmBev owning Labatt and in Interbrew receiving additional AmBev shares. Completion of the transaction resulted in a change of control of AmBev. As a result of these transactions, InBev controls AmBev and, therefore, controls the Quinsa shares held by AmBev and all of AmBev’s decisions under Quinsa’s alliance agreements. These shareholders have agreed to hold these InBev shares through a holding company and the holding company is controlled jointly by the AmBev Shareholders and the Interbrew Shareholders.

     This transaction created a board representation structure that, together with other contractual provisions relating to required quorums and level of votes required to take various actions, gave the AmBev Shareholders and the Interbrew Shareholders substantial influence over InBev and its subsidiaries and affiliates, including AmBev and Quinsa.

     Restrictions on Transfer of Quinsa Shares. BAC has agreed not to transfer or encumber or permit to be transferred, in any way, any of the remaining Quinsa Class A shares held by BAC other than to its affiliates, family members, AmBev or AmBev’s designee.

     Quinsa Shareholders Agreement. As part of our alliance with AmBev, on January 31, 2003 we entered into a Shareholders Agreement with AmBev and BAC to govern certain matters relating to the voting, transfer and issuance of Quinsa shares (the “Quinsa Shareholders Agreement”). Under the Quinsa Shareholders Agreement, Quinsa has agreed that if it at any time proposes to effect a capital increase through the issuance of shares or rights of any class or series, BAC and AmBev will have the right to subscribe for their proportionate percentage of such shares or rights. The Quinsa Shareholders Agreement also provides for certain significant restrictions on BAC and AmBev regarding the acquisition, disposition or transfer of, or the encumbrance on any Quinsa Class A or Class B shares, other than in accordance with the terms of the agreements related to the alliance between Quinsa and AmBev. AmBev further agreed not to acquire any equity or other ownership interest in, or any substantial assets of, any business involving the manufacture, marketing, sale or distribution of beverages for a period of ten years, in Argentina, Paraguay, Uruguay or Bolivia, other than through Quinsa or its subsidiaries. In addition, until the consummation of the Exchange, AmBev may not acquire any equity or other ownership interest in, or any substantial assets of, any business involving the manufacture, marketing, sale or distribution of beverages in Peru or Chile, without first offering to Quinsa the opportunity to make such acquisition; provided that in the case of Peru, AmBev has the option to either (i) contribute to Quinsa 50% of the cash consideration agreed to be paid for such assets or business in exchange for Class B shares, or (ii) acquire 50% of such assets or business directly, with the remaining 50% acquired by Quinsa. However, since the execution of the Quinsa Shareholder Agreement, BAC resigned its rights to invest in Peru. The Quinsa Shareholders Agreement also contains important provisions relating to Quinsa shareholder voting rights, the appointment of Quinsa Directors and the voting and veto rights of these Directors. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders” for a discussion of the voting rights and veto rights described in the Quinsa Shareholders Agreement.

     License and Distribution Agreements. As part of our alliance with AmBev, we entered into a license agreement with AmBev (the “License Agreement”). Pursuant to the License Agreement, AmBev granted Quinsa and its subsidiaries a perpetual, royalty-free license to manufacture, market, sell and distribute AmBev beer brands in Argentina, Chile, Uruguay, Paraguay and Bolivia. Quinsa and AmBev also entered into a distribution agreement (the “Distribution Agreement”) pursuant to which AmBev may distribute certain Quinsa beer brands in Brazil.

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

a.	Within 12 months of January 13, 2003, AmBev and Quinsa must transfer ownership of the following assets:

1.	to an independent, experienced, financially sound, third party with no current beer production in Argentina—

i.	the Bieckert and Palermo brands and recipes;

ii.	the license for production of the Imperial brand;

iii.	at the option of the purchaser, the Norte brand. If an agreement cannot be reached on price, an internationally recognized investment bank appointed by Quinsa and AmBev shall establish the price; and

iv.	the brewery located in Luján, Buenos Aires, that produced the Brahma brand and now produces Brahma, Palermo and Bieckert;

2.	to a third party, not related to the purchaser of the assets described above and also not currently producing beer in Argentina, our malt production facility adjacent to the former Bieckert brewery located in Llavallol, Buenos Aires. Alternatively, AmBev and Quinsa can agree to allow such third party to operate the facility for 10 years.

b.	By the end of the required twelve month period, AmBev and Quinsa must:

1.	allow the purchaser access to Quinsa’s distribution network for a period of 7 years;

2.	refrain from forcing or inducing their clients to purchase products other than beer from them; and

3.	at the option of the purchaser, AmBev and Quinsa must commit to produce the Bieckert, Palermo and Imperial brands of beer for the purchaser for a period of two years.

     Due to legal proceedings instituted by one of our competitors, Compañía Cervecerías Unidas S.A. (“CCU”), the deadline for compliance with these conditions has been suspended. See “Item 3. Key Information—Risk Factors—Our alliance with AmBev could be affected by non compliance of, or legal challenges to, the conditions set forth by the Argentine antitrust authorities in approving this alliance or by any other possible future antitrust litigation” above for more information.

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

Consolidation of Our Bolivian Subsidiaries

     In May 2003, we completed the previously announced consolidation of our ownership interests in our Bolivian breweries. As a result of this consolidation all of our Bolivian breweries are owned by CBN. During 2004 we increased our indirect ownership in CBN to 85.14%. In June 2004, we increased QI(B)’s ownership in Incesa from 97.45% to 100%. Incesa is the holding company that owns 85.14% of CBN.

Merger of EDISA—Coroplas—CMQ

     In April 2003, the shareholders of CMQ, EDISA and Coroplas’s (a wholly-owned subsidiary of CMQ) agreed to merge the three companies into CMQ, effective January 1, 2003. As a consequence of this, at December 31, 2003, Quinsa held an indirect interest of 99.69% in CMQ. During 2004, we increased our indirect ownership in CMQ to 99.70%.

Merger of La Luisiana—Salus—FNC

     In September 2003, QI(B) acquired an additional 36.82% equity stake in FNC for a total amount of US$7.7 million. Thereafter, in November 2003, after carrying out pertinent legal formalities, FNC and La Luisiana, the Uruguayan subsidiary contributed by AmBev, executed a merger agreement whereby FNC absorbed La Luisiana, which was dissolved without being liquidated.

     In February 2004, the Boards of Directors of FNC and Salus executed a spin-off/merger agreement, which was subsequently approved by an extraordinary meeting of shareholders held in the same month. This operation consisted of the spin-off of the beer business (including soft drink, malt and cider) and water businesses and the subsequent addition to FNC of Salus’ spun-off beer business.

Merger of CCBP—Cervepar

     The merger of CCBP, the Paraguayan subsidiary contributed by AmBev, and Cervepar (Quinsa’s beer subsidiary in Paraguay) commenced during the second quarter of 2003, and was approved at each of their shareholders meetings, held on August 8 and August 7, 2003, respectively. Final approval of the merger was granted by the Paraguayan regulatory authorities once a final merger agreement was filed on December 18, 2003. As a result of this corporate reorganization, as of December 31, 2003, Quinsa held an indirect 85.80% interest in Cervepar. In November 2004, we, through QI(B), increased our indirect ownership interest in Cervepar to 87.36%.

Fábrica Paraguaya de Vidrios S.A. (“FPV”), Cervecería Paraguaya S.A. (“Cervepar”) and Colosas

     In September 2004, Cervepar and Colosas, two subsidiaries located in Paraguay, sold to QI(B) their 81.79% and 12.70% equity interests, respectively, in FPV for a total amount of US$5.0 million. Subsequently QI(B) acquired a further 5.22% stake in FPV from minority shareholders. As a result of these transactions, QI(B) held a 99.71% ownership interest in FPV as of December 31, 2004.

Capital Expenditures

     For a discussion of our principal capital expenditures currently in progress and for the last three fiscal years, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

BUSINESS OVERVIEW

Overview

     We produce beer in Argentina, Paraguay, Uruguay, Bolivia and Chile and produce, to a lesser extent, soft drinks and mineral water in Argentina and Uruguay. Starting in 2003, our business benefited significantly from the improvement in the economic environment in the southern cone countries. For discussion of the impact of this environment on our business, see “Item 5. Operating and Financial Review and Prospects—Operating Results.” During this period, however, we faced three interrelated business challenges: (1) the full absorption of AmBev’s business in Argentina, Paraguay and Uruguay, (2) the restructuring along functional lines of management and reporting systems across all markets and (3) the completion of the full merger of beer and soft drinks businesses in Argentina.

     In 2003 and 2004 our business benefited from the implementation of our alliance with AmBev and improved economic conditions. Although the benefits from our alliance with AmBev have been fully realized, we believe our business may continue to grow in 2005 because of continued growth in the economics in which we operate.

Our alliance with AmBev

     In 2003 and 2004, our business benefited from the implementation of our alliance with AmBev. Our alliance allowed us both to increase revenues, realize revenue synergies and decrease operating costs. We were also able to realize synergies from changes in our sales and distribution network. The revenue synergies resulted primarily from the simplification of the competitive environments in Argentina, Paraguay and Uruguay, which allowed us to increase our market shares in these regions to 80%, 94% and 98%, respectively. In addition to achieving these market share improvements, in 2003 we were able to increase prices by more than 20% in real terms, relative to inflation.

     Our revenue synergies also resulted from reconfiguring the composition of our brand portfolio, repositioning the price of certain brands, reevaluating the relative portions of the final retail price of our products that are captured by each participant in our production, distribution and sales chain, and the elimination of discounts and promotions not targeted to customers.

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

     Also during the second half of the year 2003, our sales and distribution systems underwent significant and complex changes. We implemented initiatives in Argentina to rationalize distribution of the Brahma brand, to incorporate AmBev’s volume sales to the Quilmes network, to expand our direct sales operations and to redefine distributors’ geographical areas. We were able to implement these changes without losing market share in Argentina as a result of our alliance with AmBev.

     As of 2004, virtually all of our distribution network has integrated the delivery of Quilmes’, AmBev’s and Pepsico’s lines of products in Argentina. In Paraguay, we have integrated the delivery of Quilmes’ and AmBev’s lines of products into a single distribution network. Finally, in Uruguay we have also combined Quilmes’, AmBev’s and Pepsico’s lines of products into one (with the exception of distribution for the Patricia brand, which is, for the time being, conducted separately).

Centralization of management

     During 2003, we caused administrative software used by Quinsa, and that used by AmBev’s former subsidiaries in Argentina, Paraguay and Uruguay, to become fully compatible so that we could absorb the latter’s operations in these markets without increasing headcount. We also centralized all accounting, administrative, human resources and finance functions in Argentina for our Chilean and Uruguayan businesses. We followed this up in 2004 with the centralization of our Paraguay business and we expect to complete this process with the centralization in Bolivia in 2005.

     Overall, our administrative costs were reduced from 9.2% of net sales in 2002, to 6.2% of net sales in 2003 and to 4.8% in 2004. We expect further improvements once we complete the centralization of administrative functions in Bolivia.

The merging of our beer and soft drink operations

     Before 2003, our soft drink and beer operations had not been fully merged. We subsequently changed our operations so that beer and soft drinks are now two divisions of the same business that share the same warehousing, distribution and all other aspects of the business. In addition, we have now redefined our sales force. Because our Argentine soft drink operation had a large number of stock keeping units (“SKUs”), it had been impractical to sell all of Quinsa’s portfolio through one unified sales force. This problem was alleviated by the absorption of a third sales force, that of Brahma Argentina, which allowed us to combine three separate sale forces into two. Currently, we sell the Quilmes brand, the Gatorade portfolio, the Eco de los Andes brand and certain specialty beers through one sales force and the PepsiCo carbonated soft drinks, the Brahma, Palermo and Bieckert brands, and the Glaciar and Nestle Pureza Vital bottled waters through the other. These changes allow for a balanced portfolio in terms of volume and market positioning.

     As a result of this merger, we have been able to implement a different cost structure which in turn is largely responsible for the turnaround in our soft drinks business. Our strategy to increase profitability for the soft drinks business was based on an extremely low cost structure and a greater flexibility from PepsiCo to develop advertising and marketing actions tailored to local consumers. Brand repositioning has also enabled us to close the price gap as compared to the market leader. When we acquired the PepsiCo franchise in 1999, the margin gap versus the market leader’s largest bottler was approximately 15 points. Today it has been narrowed to less than half of that as we compensated for our lower critical mass in the soft drinks industry with a different cost structure, the result of merging beer and soft drinks and of brand repositioning.

Beer Operations

     Based on our internal estimates, we are the largest beer producer both in Argentina and in the combined southern cone markets. In 2004, according to Nielsen and internal estimates, our breweries enjoyed leading market shares of approximately 79.1% in Argentina, 95.2% in Paraguay, 98.0% in Uruguay, 97.0% in Bolivia and 11.2% in Chile. On January 31, 2003, we completed the formation of a strategic relationship with AmBev, the largest brewer in Brazil and in South America, involving the integration of our respective operations in the southern cone markets. Pursuant to this alliance, we have begun to manufacture, market, sell and distribute the AmBev beer brands in the southern cone markets under a perpetual royalty-free exclusive license. See “—History and Development—Recent Events—Relationship with AmBev.”

     Our 2004 consolidated net sales totaled US$765.2 million, of which US$582.7 million, or 76.2%, was attributable to sales of beer, and out of which US$335.7 million, or 57.6%, was attributable to beer sales in Argentina. Based on internal estimates, our sales accounted for 69.1% of the 22.2 million hectoliters of beer sold in the combined southern cone markets. As of December 2004, we had a total brewing capacity of 23.2 million hectoliters.

     Points of Sale. The number of points of sale covered by us in each country of operation varies widely from more than 300,000 in Argentina to 56,000 in Bolivia, 12,000 in Chile, 48,000 in Paraguay and 31,000 in Uruguay. The on-premise consumption segment comprises restaurants and bars, while in the off-premise segment, we distinguish between supermarkets on the one hand, and convenience stores, medium-size grocery stores and kiosks on the other. As opposed to beer consumption tendencies in other geographic regions, the on-premise segment accounts for a smaller percentage of total beer sales in the southern cone markets. For Argentina, Chile, Paraguay and Uruguay, our sales in the on-premise segment were 18%, 16%, 22% and 32%, respectively, in 2004. The Bolivian market is different; we sell 51% of our volume in the on-premise segment. Sales of beer in supermarkets, a less significant sales channel compared to other more developed markets, accounted for 32% of our sales in Chile, 8% of our sales in Argentina, 6% of our sales in Uruguay, approximately 1% of our sales in Paraguay and less than 1% of our total sales in Bolivia in 2004. Because of strong consumer preference for our brands in the southern cone markets and our extensive distribution system, we have been successful in controlling the significance of supermarkets for our sales.

     Terms of Sale. As a result of the economic crisis of 2002 in Argentina, management focused on reducing our working capital and maximizing cash generation. As part of those efforts, we negotiated new credit terms with most of our clients, particularly those in Argentina, and especially with supermarkets. Our average receivables measured in terms of days’ sales declined from 21 days in 2002 to 10 days in 2004. The length and other terms of the credit extended often depend on competitive factors and the strategic importance of the particular outlet.

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

     The following table shows, for each of our countries of operation for the year ended December 31, 2004, the approximate percentage of our total beer sales by volume accounted for by independent distributors, the approximate number of distributors operating in each country and the approximate number of points of sale covered:

Beer Sales Through Independent Distributors

	Argentina	Bolivia	Chile	Paraguay	Uruguay
Percentage of Total Sales	79%	98%	15%	56%	65%
Number of Distributors(1)	220	452	1	94	34

(1)	Total for Bolivia includes agencies (exclusive and non-exclusive) and distributors.

     Normally, arrangements with the distributors in each of our countries of operation are based on a standard contract that requires each distributor to carry our products exclusively and grants it exclusive rights to sell those products within a defined area to retailers. The contract may also prohibit the distributor from selling to wholesalers and supermarkets (to which we reserve the right to sell products directly). The distributors return empty bottles and crates to our plants or distribution centers and collect full ones. When dealing with distributors, the only transportation cost we pay is the cost of transporting beer from our plants to our distribution centers, although it is common for our distributors to collect our bottles and crates at our plants.

     Direct Sales. In Argentina, we contract transportation services for direct distribution of our beer to large supermarket chains and to over 54,000 retailers. In Bolivia, we distribute our products using our own direct sales force, which accounts for approximately 2% of total volume sold and covers 1,160 points of sale. In Chile, our sales are primarily direct via a fleet of rented trucks that distribute our beer products to supermarkets and other retailers. In Paraguay, direct sales are conducted exclusively on a pre-sell system covering more than 20,000 points of sale, 69% of which are in the capital city of Asunción. In Uruguay, our direct sales amount to 35% of total beer sales and cover 8,200 points of sale including wholesalers and supermarkets. In each of the countries in which we operate, our direct sales are delivered within 24 hours from the time an order is placed.

     Sales Force. In each of our countries of operation, we maintain sales forces whose responsibilities are divided largely by geographic area or channel of distribution. In addition to selling our products, our sales forces monitor the performance of our products in several different ways, such as making daily evaluations of sales by brand and presentation, completing monthly reports on sales by distributor and major retailer and maintaining registers of actual and potential points of sale. The sales forces also oversee the merchandising of our products, maintain frequent customer contact, supervise the turnover of customers’ stock of our beverages and monitor the prices charged to consumers. In markets such as Argentina and Paraguay, where we manage a large number of brands and Stock Keeping Units (“SKUs”), we have developed two separate sales forces with each carrying a balanced half of our brand portfolio. This has allowed us to maintain our focus on each of our brands.

     Distribution. We deliver our beer products in each of our countries of operation through a system of breweries, distribution centers and warehouses. We believe that our extensive and strong distribution systems in each of our countries of operation have enhanced the profile and penetration of our well-recognized brands. In addition, in connection with our strategic relationship with AmBev, we entered into a License Agreement with AmBev in January 2003, which grants Quinsa and its subsidiaries a perpetual, royalty-free, exclusive license to use the AmBev beer brands in connection with the manufacture, marketing, sale and distribution of beer in the southern cone markets. During the second half of 2003, our sales and distribution systems underwent enormous changes in Argentina, which included the incorporation of AmBev’s volume sales to the Quilmes network, the expansion of our direct sales operations and the redefinition of distributors’ geographical areas. While our business experienced upheaval on the commercial front, all of these changes were implemented at no loss of market share. This effort was largely complete by the end of 2004.

     Our integration with AmBev in Paraguay and Uruguay has also been completed. It included the closing of breweries and warehouses, reductions in the cost of labor and combining the distribution systems of both companies.

     Future Growth in the Southern Cone Markets. As the following table demonstrates, per capita beer consumption in each of our countries of operation remains lower than that in many other countries. We therefore believe that there is room for growth in consumption of beer in all of our markets.

Per Capita Beer Consumption for 2003

Country	Liters per Capita—2003
Spain	84
USA	81
Canada	68
Venezuela	60
Mexico	52
Brazil	47
Paraguay*	28
Argentina*	34
Chile*	27
Uruguay*	14
Peru	23
Bolivia*	21

Source: Canadian Beer Service, The Global Beer Report, October 2004 Edition.

*	Indicates a country in which Quinsa operates.

     The following table demonstrates per capita beer consumption for 2004 in each of our countries of operation based on internal management estimates.

Per Capita Beer Consumption for 2004

Country	Liters per Capita—2004
Paraguay	33.0
Argentina	35.5
Chile	27.0
Uruguay	14.0
Bolivia	24.5

     In addition, compared with the countries of Western Europe and North America, the demographics in our countries of operation indicate relatively faster growth in the drinking age population. We believe that we are well-placed to promote and participate in any growth in the region’s beer consumption given what we believe to be our:

•	leadership position in the southern cone markets;

•	strong and diversified product portfolio;

•	marketing and distribution capabilities;

•	significant market share position; and

•	technologically advanced breweries.

Soft Drink and Water Operations

     Our sales of soft drinks in Argentina and Uruguay began in December 1999 with the acquisition of Baesa, the largest PepsiCo® bottler in Argentina and the sole PepsiCo® bottler in Uruguay. We subsequently acquired a 99.21% interest in EDISA, the second largest PepsiCo® producer and bottler in Argentina. CMQ now owns exclusive rights to produce, sell and distribute PepsiCo® soft drink products, including Pepsi Cola®, Pepsi Cola Light®, Pepsi Twist®, Pepsi Twist Light®, Seven-Up®, Seven-Up Light®, Mirinda®, Paso de los Toros®, Paso de los Toros Light®, Kasfruit Juice®, Teem®, Tropicana® and Gatorade®. In December 2001, we introduced ready-to-drink Tropicana and started manufacturing and distributing Gatorade nationwide, so that we now distribute the three lines of PepsiCo beverages. During 2002, we launched Pepsi Twist, and introduced the Gatorade Fierce line of products. Based on management estimates, we currently control more than 85% of the production and sale of PepsiCo® carbonated soft drinks in Argentina and 100% in Uruguay.

     Our mineral water business in Argentina is currently conducted through our 48.82% minority participation in Eco de los Andes, a strategic alliance that we formed in 1999 as a result of our strategic alliance with Perrier Vittel S.A. (“Perrier Vittel”). Eco de los Andes produces and provides marketing services for the Eco de los Andes, Glaciar and Nestle Pureza Vital brands which we distribute and sell.

BEER OPERATIONS BY COUNTRY

Argentina

     With a population of approximately 38 million, Argentina is our largest and most important market for beer and we are the largest beer producer in the country, according to Nielsen Argentina. We operate five breweries (including the brewery contributed by AmBev), a bottling facility in Tucumán and a nationwide distribution system for our beer products, which we sell under ten different brands. We also own two malting facilities in the province of Buenos Aires. Our beer, malt and hops operations in Argentina were conducted through CMQ, Cervecería del Río Paraná S.A., Cuyo y Norte Argentino S.A., Patagonia Hops S.A., Malsaf and Bieckert until most of these companies were merged into CMQ, although CMQ subsequently sold its 100% interest in Malsaf in September 2001. We conduct crown bottle-top production operations through the former Coroplás S.A., which was merged into CMQ in July 2003. As of December 31, 2004, we own, through QI(B), a 99.70% ownership interest in CMQ. See Note 4 to the Consolidated Financial Statements.

     From 1998 until 2002, per capita consumption of beer decreased approximately 6% in Argentina due to an economic recession. Since the beginning of 2003, however, we have seen a positive trend in beer consumption, with an increase in per capita consumption of almost 6% to 35.5 liters per capita according to management estimates. The table below shows the total hectoliters of beer consumed in Argentina in each of 2001 through 2004:

Beer consumption in Argentina

Hectoliters
in Thousands
2001	12,170
2002	12,141
2003	12,956
2004	13,243

Source:	Management estimates based on published reports from three of the four local beer producers (for 2003 and 2004 they are based on published reports from two of the three local producers, since AmBev and Quinsa are no longer independent companies)

Note:	Includes both domestically brewed and imported beer.

     According to Nielsen Argentina, on-premise consumption declined from approximately 22% in 1999 to approximately 18% in 2004. This decline reflects the changes that occurred in consumer behavior as a result of the difficult economic circumstances existing in Argentina. Total sales of beer in supermarkets declined from approximately 18% to approximately 10% of total beer sales in Argentina over the same period, according to management estimates.

Sales

     We cover more than 300,000 points of sale in Argentina. Approximately 18% of our sales were to the on-premise segment, while our sales of beer to supermarkets were 8%, and sales of our beer in other off-premise channels accounted for approximately 74%, of our total sales.

     In 2004, we sold a total of 10,396,000 hectoliters of beer in Argentina, a market share of 79.1% according to Nielsen Argentina. Returnable formats accounted for 96.1% of our sales, with the one-liter returnable bottle accounting for 91.4% of our sales.

     In 2004, we launched several new marketing initiatives. In the second quarter we re-launched the Iguana brand in the premium brand segment of the market, and in November 2004 we introduced Stella Artois, a brand from the

InBev portfolio that is being produced locally. The objective behind these actions was to consolidate our presence in the premium segment where we had lost market share after the termination of the Heineken brand licensing agreement. Our flagship Quilmes brand remains dominant, achieving a market share of 49.3%, according to Nielsen.

     Our net sales for 2004 were US$335.7 million compared to US$267.4 million in 2003. This 25% increase was principally the result of higher average prices and higher sales volumes. The actual average price increase for the year, measured in dollar terms, was 19.3%, compared to the previous year, while volumes increased 4.8% over the same period. Further, Quinsa has focused on improving its value chain, and increases in average pricing also include the effect of that effort.

     The following tables present our domestic beer sales volume, market share and net sales in Argentina for the years 2001 to 2004:

Quinsa’s Domestic Beer Sales Volume, Market Share and Net Sales in Argentina

	2002	2003	2004
Sales volume (hectoliters in thousands)(1)(2)	7,619	9,921	10,396
Market share	64.5%	80.0%	79.1%
Net sales (in US$ millions)(3)	163.8	267.4	335.7

Source of market share information: Nielsen Argentina

(1)	Data does not include export sales to our companies in other countries in which we operate (Bolivia, Chile, Paraguay and Uruguay), which amounted to 7,000 hectoliters, 5,000 hectoliters and 47,000 hectoliters in, 2002, 2003 and 2004, respectively. Data for 2002, 2003 and 2004 also excludes 16,000 hectoliters, 33,000 hectoliters and 37,000 hectoliters, respectively, sold to third parties outside of Argentina.

(2)	Sales volumes for 2003 and 2004 include amounts sold by AmBev’s former subsidiary in Argentina.

(3)	Includes exports.

   Geographic Coverage and Brands

     Our beer is sold in all provinces of Argentina. Approximately 42% of our beer is sold in the city of Buenos Aires and the surrounding metropolitan area (“greater Buenos Aires”), a region of approximately 17 million people that accounts for about one-third of total beer consumption in the country. Commercially, our Argentine operations are divided into nine geographic divisions:

•	greater Buenos Aires;

•	the Atlantic region (comprising the main cities on the coast in the province of Buenos Aires);

•	the Northeast region (comprising the provinces of Chaco, Formosa, Corrientes and Misiones);

•	the Litoral region (comprising the provinces of Santa Fé and Entre Ríos);

•	the Northwest region (comprising the provinces of La Rioja, Tucumán, Salta, Jujuy, Santiago del Estero and Catamarca);

•	the Central region (comprising the provinces of Córdoba and San Luis);

•	the Western region (comprising the provinces of Mendoza and San Juan);

•	the Southern region (comprising the rest of the Buenos Aires province, and the province of La Pampa); and

•	Patagonia (comprising the provinces of Neuquén, Rio Negro, Chubut and Tierra del Fuego).

     We serve all of the provinces of Argentina with several distinct brands. Our leading brand is Quilmes Cristal, which, according to Nielsen Argentina, was the leading brand in each of the nine regions listed above during 2004, except for the Northwest region, where it was second to our Andes brand. Quilmes Cristal sets the price standard in the industry and had a national market share of approximately 49.3% in 2004, according to company estimates. Our Imperial brand is a premium brand sold mainly in the on-premise segment. Iguana is a specialty brand malted beer. Andes and Norte are our two regional brands. We also sell the following brands in Argentina: (1) Liberty, a non-alcoholic beer; (2) Quilmes Bock, a dark beer sold principally during winter months; (3) Palermo, which is sold nationally and targets the low-price segment of the market; (4) Quilmes Light, a beer with a low alcoholic content; and (5) Bieckert, a value brand. As a result of our alliance with AmBev we have the right to produce and distribute the Brahma beer brand, which had a market share of 16.2% in 2004, according to Nielsen Argentina. See “Item 4. Information on the Company—History and Development—Recent Events—Relationship with AmBev.” In November 2004 we introduced the Stella Artois brand, which we produce locally. This brand belongs to InBev’s brand portfolio.

     As a condition to approving some of our transactions with AmBev, the Argentine antitrust authorities have required us to transfer our Imperial, Bieckert and Palermo brands to a purchaser with no beer operations in Argentina, and, at the option of such purchaser, our Norte brand, within 12 months of January 13, 2003. Subsequently, CCU, one of our competitors, filed a claim in Argentina in April 2003 seeking to enjoin our sale of these brands because it believes it should be permitted to bid for them. CCU is currently barred from acquiring any of these brands because it conducts beer operations in Argentina. See “—History and Development—Recent Events—Approval of the Argentine Antitrust Authorities.” Until the claim filed by CCU is resolved by the courts, we continue to sell all of our brands as well as Brahma.

   Brewing Capacity

     Our installed brewing capacity at December 31, 2004 was approximately 16.4 million hectoliters.

     Part of our strategic relationship with AmBev involved the contribution by AmBev of its brewery located in Luján, in the province of Buenos Aires. This brewery has an installed capacity of 2.9 million hectoliters and had been used to produce AmBev’s Brahma brand. This brewery is producing the Brahma, Palermo and Bieckert brands, although the approval of our transaction with AmBev by the Argentine regulators was conditioned, in part, on the sale of this brewery. See “Item 4. Information on the Company—History and Development—Recent Events—Relationship with AmBev”. We will, however, continue production at this plant until it is sold, and we have sufficient capacity to produce the Brahma brands at all of our other breweries in Argentina.

     We believe our brewing equipment to be modern and technologically advanced. In addition, we have made investments to allow us to transport the bulk beer we produce at all of our plants in order to supply our Tucumán bottling facility.

     The following table provides the location of our beer facilities in Argentina, their installed capacity and the geographic areas supplied by these breweries:

Location of Brewery	Installed Capacity	Areas Supplied
	(hectoliters in millions)
Quilmes(2)	5.4	greater Buenos Aires, Atlantic, Central and Southern Regions
Zárate(1)	4.4	all the regions in Argentina
Corrientes(2)	1.7	Northeast, Northwest Regions
Mendoza(2)	2.0	Western and Southern Regions
Tucumán (bottling facility)	1.2	Northwest Region
Luján(3)	2.9	all the regions in Argentina with the exception of Northeast

(1)	The Zárate brewery is the only one that produces cans that are sold throughout Argentina.

(2)	Produces bulk beer to supply our Tucumán bottling facility for final processing and bottling.

(3)	Contributed by AmBev as part of our strategic relationship. We have been in charge of operations at this brewery since March 2003. The approval of our transaction with AmBev by the Argentine regulators was conditioned, in part, on the sale of this brewery.

   Malting operations.

     We currently own two malting plants in the province of Buenos Aires. The majority of our malt production is used to supply our own beer plants. Using the barley we purchase from Argentine farmers, we ordinarily satisfy all of the malt requirements of our Argentine beer operations and a part of the requirements of our Bolivian, Chilean and Paraguayan operations. Occasionally, excess production is sold to third parties. In 2004, our malting plant, Maltería Tres Arroyos, produced approximately 98,000 tons of malt and we are in the process of doubling its capacity. We also own a small malting facility in Llavallol, Buenos Aires that produces approximately 24,000 tons of malt. As a further condition to approving some of our transactions with AmBev, the Argentine antitrust authorities have required us to transfer this malting facility to a third party not currently producing beer in Argentina. See “Item 4. Information on the Company —History and Development—Recent Events.”

   Distribution

     One of our Argentine business’ objectives during 2004 was to complete a major upgrade of its sales network. This was concluded with the implementation of our Galaxia Q program, a process that started in 2003 and which includes standardized, state-of-the-art management tools for our direct sales efforts and for our distributors. The objective is to help distributors implement better practices and to reward high performance. We believe that successful implementation of this program will give us an advantage over our competitors.

     Beer sales through independent distributors account for approximately 79% of our sales. For our direct sales, which account for 21% of our total sales (8% of which are direct sales to supermarkets) we use rented vehicles for direct distribution of our beer to large supermarket chains and other retailers. We operate our distribution system from six facilities and several distribution centers covering different geographic areas. This helps us to more effectively serve our regions of distribution as well as reduce transportation costs, which gives us, we believe, a distinct advantage over our competitors. As a result of our strategic relationship with AmBev, we have unified the distribution systems of both companies in Argentina. To date, virtually all of Quinsa’s total volumes are sold through a single distribution system, enabling us to take advantage of important economies of scale. We have also completed the roll-out of direct sales operations in Buenos Aires, Mar del Plata, Córdoba, Rosario, Corrientes and Neuquen.

Bolivia

     In September and December 2000, we indirectly acquired controlling interests in our previous competitors in Bolivia, CBN and CBNSC, which increased our ownership interest in these entities to 70.34% and 80.92%, respectively. With these acquisitions, QI(B) increased its market share in Bolivia to approximately 98.1%, according to internal estimates, having previously acquired the breweries CSC and CTq. During the last quarter of 2001, the boards of directors of CBN, CBNSC, CSC and CT decided to merge with and into CBN. As a result of the merger, our indirect ownership interests in these various breweries were consolidated. During 2002, we increased our indirect ownership in CBN to 78.13% and in CTq to 91.95%. In addition, in the fourth quarter of 2002, the boards of directors of CBN, CTq and CBN’s wholly owned subsidiary Enalbo, which produces aluminum cans, decided to merge with and into CBN. The decision to merge was further approved by the Extraordinary Meeting of Shareholders of CBN, CTq and Enalbo and in May 2003, the Bolivian authorities approved that merger. Our indirect ownership in CBN is 85.14%.

     In order to generate synergies from our brewery acquisitions in Bolivia, we have undertaken various restructuring measures to reduce our cost structure. In 2001, we closed three distribution centers and focused our product portfolio to target particular consumer segments by eliminating nine of our SKUs. We also centralized administrative functions. In 2002, we continued the restructuring process by reallocating production among our different plants, eliminating certain formats and brands, and by reducing our headcount by 9%. We also continued with the implementation of our cost reduction programs in 2003, as headcount was reduced a further 12% that year. In 2004, we closed the Ducal brewery in Santa Cruz and transferred production to the former CBNSC plant in that city. We also eliminated another five SKUs. With these changes, we believe we have realized most of the cost savings resulting from the combination of our businesses in Bolivia.

     The reorganization of our brands and packaging formats have resulted in a better brand mix per region and in a better positioning of our one-way packaging relative to returnable bottles in terms of pricing. We were also able to broaden the penetration of our largest brand, Paceña, which alone accounted for a market share of approximately 69% during 2004, according to management estimates.

     The Bolivian market is strongly influenced by macroeconomic trends and governmental, regulatory and fiscal policies. In February 2000, the Bolivian government increased excise taxes on beer by 39%, which was partially responsible for a 2% decline in market volumes for that year. The tax increase was eliminated in December 2000, and market volumes for 2001 were virtually the same as those in 2000, despite a continuing economic recession and social unrest that hindered distribution. In 2002, market volumes increased by more than 6% as a result of targeted marketing campaigns and increased consumer confidence leading up to the presidential election held in June 2002. In 2003, market volumes increased by 9%, while in 2004 they increased a further 17%, rewarding our decision not to increase average price on a nation-wide basis.

     During the second quarter of fiscal 2005, Bolivia endured a significant political crisis that included strikes, roadblocks, and other signs of social unrest, culminating in the resignation of the President of Bolivia, Mr. Carlos Mesa. Although the political and social situation has improved in recent months, and although our operations have not yet been significantly affected, further unrest could materially adversely affect our sales and results of operations.

     We continue to believe that the Bolivian market offers opportunities for growth due to our strong position in this market, the favorable age distribution of Bolivia’s population and the current relatively low per capita consumption of 24.5 liters. The table below shows the total hectoliters of beer consumed in Bolivia in each of 2002 through 2004.

Beer Consumption in Bolivia

Hectoliters
in Thousands
2002	1,730
2003	1,881
2004	2,193

Note: Includes both domestically brewed and imported beer.

Source: Management estimates.

     Sales

     We cover approximately 27,000 points of sale in Bolivia. Bolivia is a different market for us because 51% of our sales correspond to the on-premise segment while the supermarket channel accounts for less than 1% of our sales. The remainder of our sales occurs in the other off-premise segments. The beer market in Bolivia is comprised primarily of returnable formats, which account for 92.5% of our sales.

     Total beer volume sales, including exports, increased 16% to 2,143,000 hectolitres in 2004, reflecting strong market growth, since market share was virtually stable at 97.0%, according to management estimates.

     We repositioned our Huari brand at the premium end of the market. We created a better brand mix as Paceña, our flagship brand, and Huari both increased as a percentage of our total sales. Selective price increases in some regions compensated for a 3% devaluation of local currency. In fact, average prices in dollar terms were nearly 1% higher than the previous year. The combination of these developments and higher volumes led to a 17% increase in net revenues, to US$108.0 million, from US$92.2 million in 2003.

     The following table presents our domestic beer sales volume, market share and net sales in Bolivia for the years 2002 to 2004:

Quinsa’s Domestic Beer Sales Volume, Market Share and Net Sales in Bolivia

	2002	2003	2004
Sales volume (hectoliters in thousands) (1)	1,683	1,826	2,1290
Market share	97.5%	97.3%	97.0%
Net sales (in US$ millions) (2)	88.7	92.2	108.0

Source of market share information: Management estimates.

(1)	Includes both domestically brewed and imported beers. Does not include exports of 5,000, 17,000 and 15,000 hectoliters in 2002, 2003 and 2004, respectively.

(2)	Includes exports.

   Geographic Coverage and Brands.

     We have a broad portfolio of brands and presentations in Bolivia. Our main brand, Paceña (which includes Paceña Pilsener, a national brand) Tropical Extra, a brand sold in tropical regions and Centenario together account for approximately 72.7% of our sales in Bolivia. Our other important brands are (1) Taquiña Export, the leader in the Cochabamba market; (2) Huari, a premium brand leader in the Oruro region which was repositioned and whose coverage was extended to other regions in the country; (3) Ducal, a regional brand for the Santa Cruz area; (4) Imperial and Inca, which are both aimed at the lower income segment of the market; and (5) Maltín, a non-alcoholic liquid malt. There are also two other minor brands in terms of sales (Astra and Bock, together accounting for less than 1.5% of sales), and we also sell very small amounts of the Quilmes brand, which is imported and targeted at the premium segment of the market. La Paz, Bolivia’s capital, accounted for 43% of our volume sales during 2004, Santa Cruz accounted for 34% and Cochabamba accounted for 12%. We own production facilities in each of these regions. The balance of our volume sales was distributed throughout the rest of the country.

   Brewing Capacity.

     During 2003, we operated 6 breweries with a total brewing capacity of 3.1 million hectoliters. In the beginning of 2004 we closed our Ducal plant, located in the Region of Santa Cruz, near our CBN plant. The largest of these breweries is located in La Paz, and it is principally responsible for production of the Paceña brand. We now operate one brewery in the city of Santa Cruz, which primarily produces Maltín, Ducal and Paceña, and one brewery in Cochabamba, which mostly produces Taquiña, Maltín and Imperial.

     The following table provides the location of our beer facilities in Bolivia, their installed capacity and the geographic areas supplied by these breweries:

Location of Brewery	Installed Capacity	Regions Supplied
	(hectoliters in millions)
La Paz	1.1	Principally La Paz
Santa Cruz (CBN)	0.8	Santa Cruz
Santa Cruz (Ducal)(1)	0.6
Taquiña	0.6	Cochabamba
Huari	0.2	Oruro, La Paz and Potosí
Tarija	0.04	Tarija

(1)	Closed in April 2004

   Distribution

     We began implementing a new plan for distribution that focuses on third-party distribution. We have established a team of supervisors to help our distributors achieve higher standards of performance in terms of management and execution at the point of sale. We also intend to maintain a small direct sales effort focused on supermarkets and top on-premise and off-premise points of sale. We are confident that full implementation will result in enhanced sales and revenues.

     As part of our restructuring measures to reduce our cost structure after our acquisitions of CBN and CBNSC, we closed three distribution centers in Bolivia in 2001 and two more in 2003. At the beginning of 2004 we closed a plant located in the region of Santa Cruz. As a result, our beer is distributed from our five plants and from one warehouse located in El Alto, near La Paz. Sales through independent distributors account for approximately 98% of our total sales volume in Bolivia. For our direct sales, we distribute our products using our own sales force, which accounts for approximately 2% of total volume sold and covers 1,160 points of sale.

Chile

     Our beer operations in Chile are conducted through Cervecería Chile S.A. QI(B) holds, indirectly, a 100% ownership interest in this entity.

     We originally entered the Chilean market with the expectation that we would be participating in a growing market but this growth did not occur as expected, and, from 1998 until 2002, consumption declined by 4% on a per capita basis. However, during 2003 and 2004, consumption increased almost 9% on a per capita basis, according to management estimates. Since the entry of the Chilean brewer CCU in the Argentine market, our presence in Chile has taken on a strategic significance for us since we are now both competing in each other’s principal market. The following table illustrates beer consumption in Chile in the years 2002 to 2004:

Beer Consumption in Chile

Hectoliters
in Thousands
2002	3,978
2003	4,178
2004	4,232

Note: Includes both domestically brewed and imported beer.

Source: Management estimates.

   Sales

     We cover approximately 12,000 points of sale in Chile. Of our total sales in this country, 16% occurred in the on-premise segment, 32% were to the supermarket channel and the remaining off-premise segment accounted for 52% of our sales.

     Total beer volume sales were 380,000 in 2004, a 9% decline compared to the previous year. This was the result of the loss of the Heineken brand in June 2003, which had accounted for approximately a third of the business. Volumes for our proprietary brands were stable compared to 2003. Market share was 11.2% for 2004, according to Nielsen. Net sales were US$23.0 million for 2004, compared to US$22.2 million in 2003. Maintaining a stable top-line despite volume declines was crucial to improving our performance, as was the centralisation of certain functions that are now performed in Argentina, and other cost reductions. Thus, despite aggressive pricing for one-way formats in the supermarket channel, which we used to meet actions by the competition, the strengthening of our regular Becker brand helped to maintain our sales. In fact, Becker has increased its share of total sales by approximately 4 percentage points over the 12 months to December 2004. Also contributing to keeping revenues virtually stable despite lower volumes was a 5% appreciation of the Chilean peso relative to the U.S. dollar, which contributed to a 14.5% increase of average prices, measured in dollar terms.

     We redesigned our business model to adjust for the loss of the Heineken brand. We adopted our business’ cost structure to new volume levels and transferred administrative and other service functions such as Finance, Human Resources and IT to Argentina.

     The leading format in the Chilean beer market is the 1-liter returnable bottle, which accounts for approximately 50% of total volume, while returnable formats as a whole represent 59% of the total market volume. Non-returnable formats represent 41% of the Chilean beer market with cans accounting for the largest presentation of this kind. Kegs represent 5% of the market, according to management estimates.

     The following table presents our domestic beer sales volume, market share and net sales in Chile from 2002 to 2004:

Quinsa’s Domestic Beer Sales Volume, Market Share and Net Sales in Chile

	2002	2003	2004
Sales volume (hectoliters in thousands)(1)	431	418	379
Market share(2)	12.7%	13.1%	11.2%
Net sales (in US$ millions)(3)	22.0	22.2	23.0

(1)	Data does not include sales to our subsidiaries in Argentina and Paraguay, which amounted to 1,000 hectoliters in 2003. This data also excludes exports to third parties of 1,000 hectoliters in each of 2002 and 2004.

(2)	Figures for 2002 and 2003 include sales of Heineken, which stopped in June 2003.

(3)	Includes exports, if any.

   Geographic Coverage and Brands

     Our brands are sold throughout Chile. In 2004, we served Chile with two locally-brewed brands, Becker and Báltica, and we imported the Paceña brand from Bolivia. The loss of the Heineken brand led us to change our strategy. Thus, we defined a new role for Becker by focusing our marketing of that brand. Becker accounted for 50% of our sales in 2004. Báltica is a higher alcohol content, dry beer aimed at the lower-income segment of the market, and accounted for 46% of our total Chilean beer sales in 2004. Paceña is sold in non-returnable formats, and is sold primarily in the on-premise segment and in supermarkets.

     Pursuant to its rights under the Memorandum of Agreement, Heineken delivered a notice to us terminating the trademark license as of June 2003, under which Quinsa produced, marketed and distributed the Heineken brand. See “Item 4. Information on the Company —History and Development—Recent Events—Settlement with Heineken.” Since then, we have been working on reorganizing the portfolio by eliminating non-profitable SKUs. Focused attention on the repositioning of our remaining portfolio allowed for an 11.1% increase in our volumes, excluding the loss of the Heineken brand. On January 14, 2003, Heineken announced that it would acquire a 50% stake in IRSA, which owns 62% of CCU, a substantial beer producer whose share of the Chilean beer market was approximately 88% in 2004, according to Nielsen. As part of its purchase of the 50% stake in IRSA, Heineken transferred the licensing agreements to produce the Heineken brand in Chile and Argentina to CCU.

   Brewing Capacity

     We operate one brewery in Chile, which is located north of Santiago. The plant currently has a capacity of approximately 0.76 million hectoliters.

   Distribution

     In Chile, our sales are primarily direct via a fleet of rented trucks to supermarkets and other retailers in the on- and off-premise segment. Direct sales account for 85% of our total volume sold. We also sell to one distributor, which accounts for 15% of our sales. We distribute our products to the metropolitan Santiago area from our brewery outside of Santiago and from our distribution centers in Coquimbo, Talca, Coronel, Temuco and QuilpuJ for all other regions in the country.

Paraguay

     According to CCR, we are the largest beer producer in Paraguay, a country of 5.8 million people. As a result of the AmBev agreement, in December 2003, Cervecería Paraguaya and CCBP merged after receiving final approval from the Paraguayan regulatory authorities. As a result of this corporate reorganization, as of December 31, 2003, Quinsa held an indirect 85.80% interest in Cervecería Paraguaya S.A. In November 2004, Quinsa increased its interest in this company to 87.36%. We also conduct glass bottle manufacturing operations through FPV, in which QI(B) indirectly controls a 99.71% ownership interest. Towards the end of 2004 our Board of Directors approved an investment of approximately US$10 million in a new glass bottle factory for FPV, to be located in the same grounds where our Ypané brewery is located. This factory will be able to produce 100 tons of glass per day, providing for approximately 35% of Quinsa’s consolidated needs. We expect that it will be operational in January 2006.

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

     During 2003, the Paraguayan economy recovered from a recession and gross domestic product increased 2.3% while the inflation rate amounted to 9%. Although this recovery gained pace as the year progressed, the beer market still saw a decline of 6%. The recovery continued in 2004, to the extent that Quinsa’s volumes increased approximately 14%, compared to 2003. The improvement was the result of a more favourable economic climate and also of our conservative price policy. In fact, price increases were principally related to the repositioning of brands within the Quinsa portfolio at the beginning of the year and to local inflation. Imported beer accounted for approximately 1% of the market in 2004, according to management estimates. We believe that an important competitive advantage for us is our status as a local brewer.

     The following table illustrates the total hectoliters of beer consumed in Paraguay for the years 2002 to 2004:

Beer Consumption in Paraguay

Hectoliters
in Thousands
2002	1,840
2003	1,737
2004	1,928

Source: Management estimates.

   Sales

     We cover 48,400 points of sale in Paraguay. The on-premise segment represented 22% of our sales in 2004, while sales to supermarkets accounted for approximately 1% of our sales. The remaining 77% of our sales occurred in the other off-premise segments. Returnable formats accounted for approximately 85% of our sales; the liter and can format represented approximately 81% and 13%, respectively, of our sales.

     Domestic sales volumes increased 14% to 1,836,000 hectoliters in 2004 as a result of an improved economic climate and our adherence to a conservative price policy. Our market share in 2004 was 95.2%

     Net revenues in 2004 increased 27% to US$90.6 million compared to US$71.6 million in 2003, principally as a result of higher volume sales, a better brand mix (Brahma has nearly doubled its share despite being repositioned at a 10% premium to our Pilsen brand) and a 6% price increase introduced in November 2004 (the first increase in two years).

     The following table presents our domestic beer sales volume, market share and net sales for each of 2002 through 2004:

Quinsa’s Domestic Beer Sales Volume, Market Share and Net Sales in Paraguay

	2002	2003	2004
Sales volume (hectoliters in thousands)(1)	1,402	1,614	1,836
Market share(1)	76.1%	94.3%	95.2%
Net sales (in US$ millions) (2)	57.0	71.6	90.6

Source: CCR/IRI and Company estimates.

(1)	Includes domestically brewed and imported beers.

(2)	Includes exports, if any.

  Geographic Coverage and Brands

     In 2004 we produced and distributed six brands which were sold throughout Paraguay. Our main brand, and the leading national brand in Paraguay, is Pilsen, with an estimated market share of 39% in 2004 according to internal estimates. Our second largest brand during 2004 was Brahma, which has doubled its market share compared to 2003 and accounted for approximately 37% of the market according to internal estimates.

     Our other brands we sell are: Dorada, which is aimed at the urban markets of the country’s interior; Baviera, which is positioned as a premium beer; and Quilmes, which accounts for 4% of our sales. In 2003, we began to sell AmBev’s brands, Brahma and Ouro Fino, each of which we produce locally. As a consequence of the addition of AmBev’s brands, we reorganized the portfolio, repositioning the relative pricing of our different brands and eliminating unprofitable SKUs. Pursuant to its rights under the Memorandum of Agreement between Heineken and Quinsa, Heineken delivered a notice to us terminating the trademark license as of June 2003, under which Quinsa produced, marketed and distributed the Heineken brand. See “Item 4. Information on the Company —History and Development—Recent Events—Settlement with Heineken.” Therefore, we have discontinued the sale of Heineken in Paraguay.

   Brewing Capacity

     We made investments at our Ypané brewery which doubled the capacity of the brewery to 2.0 million hectoliters in 2001, a further increase to 2.2 million hectoliters in 2002, and another increase to 2.3 million hectoliters in 2004. These investments allowed us to create efficiencies by producing cans and brewing Quilmes locally. Additionally, as part of our strategic relationship, AmBev contributed the small brewery where it had been producing its Brahma and Ouro Fino brands to us. During April 2003, we closed this brewery and we transferred production of AmBev’s two brands to our Ypané brewery. Average utilization of installed capacity was 82% during 2004.

   Distribution

     We distribute our beer from the Ypané plant as well as from four distribution centers. We sell through direct sales operations in the cities of Asunción and greater Asunción, Encarnación, Capitán Miranda, Ciudad del Este, Hernandarias, Presidente Franco, Villa Rica and Coronel Oviedo. We conduct our direct sales exclusively on a pre-sell system covering approximately 20,000 points of sale, 69% of which are in the capital city of Asunción and Greater Asunción. Direct sales accounted for 44% of our total sales during 2003. The rest of our sales are conducted through 94 distributors that cover approximately 28,000 points of sale. As a result of our strategic relationship with AmBev, we have combined the distribution systems of both companies in an effort to reduce costs and take advantage of resulting synergies. The importance of AmBev’s operations in this country prior to its association with Quinsa led us to opt for the development of two separate sales forces, one for the Pilsen brand and another for Brahma. In terms of distribution, distributing the Brahma brand through Quinsa’s established sales network has increased its coverage to the point where it is already the brand with the largest market share in the country. During 2004 we maintained the sales and distribution network we built in 2003.

Uruguay

     With a population of 3.3 million, Uruguay is our smallest market in terms of beer sales, although we are the leading beer producer in this market based on our internal estimates. Our beer operations in Uruguay are conducted through FNC. In November 2001 we merged FNC and EUSA. As a consequence of the merger between FNC and EUSA, we closed our soft drink bottling facility in Montevideo. We now manage both our beer and soft drink businesses out of our brewery in Uruguay. By the end of 2003, after carrying out pertinent legal formalities, FNC and La Luisiana, an AmBev subsidiary prior to the deal, executed a merger agreement whereby FNC absorbed La Luisiana.

     In 2004, the Boards of Directors of FNC and Salus S.A. executed a spin-off /merger agreement, which was subsequently approved by an extraordinary meeting of shareholders. This operation consisted in the spin-off of the beer (including soft drink, malt and cider) and water businesses and the subsequent addition to FNC of Salus’s beer business. Pursuant to this business reorganization, all of our beer and soft drink businesses are now conducted through FNC. The consolidation of these operations has created operational synergies for us and has led to cost reductions. As a result of successive corporate reorganizations, QI(B) holds a 97.89% ownership interest in FNC, the surviving entity.

     The Argentinean economic crisis hurt Uruguay’s economy, and consequently, beer market volumes in Uruguay declined by 10% to 466,000 hectoliters in 2003. However, recent improvements in Uruguay’s economy resulted in a significant increase in market volumes in 2004 compared to 2003. The following table shows the consumption of beer in Uruguay from 2002 to 2004:

Beer Consumption in Uruguay

Hectoliters
in Thousands
2002	521
2003	466
2004	596

Note:	Includes domestically brewed and imported beer.

Source:	Company estimates.

   Sales

     We cover over 31,000 points of sale in Uruguay. Returnable formats account for approximately 97% of our sales, while the liter and can formats represented 89% and 1%, respectively, in 2004. In terms of breakdown by sales channel, on-premise consumption accounted for 32% of our sales, while supermarkets and other off-premise sales channels accounted for 6% and 62%, respectively. Domestic volumes increased 31% to 584,000 in 2004 as a result of an improved economic climate and our conservative price policy.

     Our average beer prices increased marginally due to the repositioning of our Patricia brand and to lower distribution margins. In dollar terms, beer pricing increased approximately 4% due to the appreciation of the peso relative to the U.S. dollar. Our beer revenues for 2004 were US$27.3 million, a 39% increase compared to 2003 revenues. This was the result of higher volumes and pricing. The following table provides information regarding our beer sales volume, market share and net sales in Uruguay for the years 2002 to 2004:

Quinsa’s Beer Sales Volume, Market Share and Net Sales in Uruguay

	2002	2003	2004
Domestic sales volume (hectoliters in thousands)	269	445	584
Market share	51.9%	98.5%	98.0%
Exports (hectoliters in thousands)	6	0	9
Net sales (in US$ millions) (1)	14.2	19.7	27.3

(1)	Includes exports.

   Geographic Coverage and Brands

     Our beer brands accounted for 98.0% of all beer sold in Uruguay in 2004. Our Pilsen brand is the leading national brand and accounting for 65% of our sales. Our beer is sold in all regions of Uruguay, with approximately 57% of our sales made in the metropolitan area of Montevideo, which accounts for 1.6 million of Uruguay’s total population. We serve this market with four domestic brands and four imported brands. Pilsen is positioned as a standard beer; it is strong in all regions of the country, but particularly so in the interior. Since February 2003, as a result of our strategic relationship with AmBev, we sell AmBev’s former brands, Norteña and Patricia. We also sell Zillertal, which is our premium brand in this market. In order to make our portfolio more efficient we eliminated some SKUs and we no longer produce our brand Doble Uruguaya, which had been targeted to traditional beer consumers. In the import segment of the market, we offer the Quilmes, Iguana, Stella Artois and Liberty brands. Until 2003, we also imported the Heineken brand, but pursuant to its rights under the Memorandum of Agreement between Heineken and Quinsa Heineken delivered a notice to us terminating the trademark license as of June 2003.

See “Item 4. Information on the Company—History and Development—Recent Events—Settlement with Heineken.” Therefore, we have discontinued the sale of Heineken in Uruguay.

   Brewing Capacity

     We operate two breweries in Uruguay. One brewery is located in Montevideo, while the second brewery, acquired as part of the AmBev deal, is located in Minas. As part of our strategic relationship AmBev has contributed to us the beer businesses of Salus and Cympay, each of which included a brewery, to us. The Salus brewery had been producing AmBev’s Patricia brand and the Cympay brewery had been producing its Norteña brand. During April 2003, the Cympay brewery was closed and we transferred production of the Norteña brand to our plant in Montevideo.

Location of Brewery	Installed Capacity	Region Supplied
(hectoliters in millions)
Montevideo	0.8	Entire country
Minas	0.4	Entire country

     Distribution

     As a result of our strategic relationship with AmBev, we combined the distribution systems of both companies in an effort to reduce costs and take advantage of resulting synergies. Approximately 65% of our total sales in Uruguay are indirect through 34 distributors that cover all of Uruguay (with the exception of Montevideo). Patricia, a former AmBev brand, maintains its former network, i.e. Salus’ distributors, who cover the entire country. Approximately 35% of total sales are conducted directly by our sales force, who cover 8,200 points of sale (including wholesalers and supermarkets), all of them in Montevideo.

SOFT DRINK AND WATER OPERATIONS

     We produce soft drinks and bottled water in Argentina and Uruguay, which have populations of approximately 38 million and 3.3 million people, respectively. In 2004, the average person in Argentina and Uruguay consumed approximately 102 liters and 65 liters of soft drinks, respectively, according to management estimates.

     Our sales of soft drinks in Argentina and Uruguay began in December 1999 with the acquisition of Baesa, the largest PepsiCo® bottler in Argentina and the sole PepsiCo® bottler in Uruguay. Baesa conducted its soft drink operations in Uruguay through EUSA, its wholly-owned subsidiary. After receiving approval from the relevant governmental authorities, in March 2001 Baesa merged with CMQ, a majority shareholder of Baesa and our beer subsidiary in Argentina. CMQ is the surviving entity, and the Baesa business has become the soft drink division of our Argentine business. Having chosen to focus on expanding its ownership interest in PepsiCo® franchises in Argentina and Uruguay, QI(B) sold its 57.97% equity stake in Paresa, a Coca-Cola® franchise in Paraguay, to Coca-Cola® Interamerican Corporation in October 2000.

     The synergies resulting from the merger of Baesa have benefited both beer and soft drink operations through cost reductions and through the adoption of more efficient fiscal policies. For example, we consolidated certain distribution centers of CMQ and Baesa that affected the storage and delivery of beer and soft drinks all over the country. In addition, the volume of soft drinks sold through distributors increased due to the integration of the distribution networks of CMQ and Baesa. During October 2002, we further merged our Argentine beer and soft drinks operations, including unifying their administration, so that they ceased to operate as separate businesses. During 2003, as a result of our association with AmBev, we also unified the distribution of their brands with our soft drink and beer brands.

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

     In 2000, we began managing our soft drink operations in Argentina and Uruguay as separate businesses. In November 2001, we merged our beer operations in Uruguay {conducted through FNC) with our soft drink operations (conducted by EUSA). This involved closing the soft drink facility owned by EUSA and adapting FNC’s brewery to accommodate the soft drink lines. Upon the merger, EUSA remained the surviving entity (in which QI(B) holds a 59.67% ownership interest). On November 11, 2002, EUSA changed its name to FNC in order to preserve the more recognized initials of FNC. Based on management estimates, we currently control more than 85% of the production and sale of PepsiCo® carbonated soft drinks in Argentina and 100% in Uruguay.

     Until December 2001, Hecatón leased the assets related to the mineral water businesses of Glaciar and Villa de los Arroyos to Eco de los Andes, our joint venture with Perrier Vittel, which we spun off as a separate company in 1999. On December 12, 2001, the board of directors of Eco de los Andes began negotiations with Hecatón to merge the two companies. The boards of directors of the two companies agreed to the merger because they believed it would enable them to take advantage of potential synergies and economies of scale. This merger was approved by the Argentine regulators during the second quarter of 2002.

     Our current mineral water business in Argentina mainly comprises the Eco de los Andes, Nestlé Pure Life and Glaciar brands, which we manage through our 48.82% minority participation in Eco de los Andes S.A. (“Eco”). After the sale of the Glaciar and Villa de los Arroyos bottled water assets to Hecatón, CMQ’s only bottled water sales during 2003 resulted from the sale of minor regional brands, including La Moderna and Sierras del Sur. As a result of the uncertain future performance of the water business, during the beginning of 2003 we discontinued the application of the equity method of accounting in connection with our investment in Eco, after its value reduced to zero. We have not guaranteed obligations of Eco and we are not committed to and have decided not to provide financial support to Eco. See Note 2 to the Consolidated Financial Statements.

   Sales

     In 2004, net sales in Argentina for soft drinks (including water, juices and isotonic beverages) amounted to US$167.9 million, or 21.9% of our consolidated net sales, and Quinsa’s volume in that market increased 10%. The volume sold was 6,448,000 hectoliters of soft drinks, isotonics and juices, and 42,000 hectoliters of bottled water during 2004. During 2002, we made a strategic decision not to participate in the B-brand segment of the soft drink market, where profitability is lower, but to focus on the top, A-brand segment. Consequently, although our total market share declined to 18.7% in 2004, our share of the A-Brand segment increased to 28.3%. As a result of this, and of large cost reductions resulting from the merger of this business into the beer business, our margins improved significantly compared to previous years. In Uruguay, we had net soft drink sales of US$9.3 million, and sold 281,000 hectoliters of soft drinks and water in 2004. Our market share for soft drinks in Uruguay was 12.1% according to A.C. Nielsen.

Quinsa’s Soft Drink & Other Beverages Sales Volume, Market Share and Net Sales in Argentina

	2002	2003	2004
Sales volume (hectoliters in thousands)	5,468	5,901	6,490
Market share	20.9%	19.5%	18.7%
Market share “A” brands	25.4%	26.0%	28.3%
Net sales (in US$ millions)	107.3	139.2	167.9

Quinsa’s Soft Drink & Other Beverages Sales Volume, Market Share and Net Sales in Uruguay

	2002	2003	2004
Sales volume (hectoliters in thousands)	239	195	281
Market share	11.3%	9.8%	12.1%
Net sales (in US$ millions)	9.3	6.6	9.3

     In contrast to our beer sales, soft drinks in non-returnable packaging accounted for approximately 84.5% of our soft drink sales in Argentina and 73.4% in Uruguay in 2004. The growing tendency towards sales of our 1.5 liter, 2 liter and 2.25 liter containers, which accounted for 65% of our total soft drink sales in Argentina and for 44.7% in Uruguay, has stopped since the introduction of the glass returnable bottle in mid-2002. This preference for large format packaging is a result of the unfavorable economic situation in both countries. Consumers increasingly chose the more cost-effective presentations (like the 1.25 liter returnable glass bottle), which is largely responsible for our increase in market share during 2004.

     Terms of Sale. Most of our sales of soft drinks and water are made on credit. Due to the effect of the Argentine economic crisis of 2002 and management’s focus on reducing our working capital, average credit terms for our soft drink sales were reduced from 21 days in December 2002 to 10 days in December 2004. The length and other terms of the credit extended often depend on competitive factors and the strategic importance of the particular outlet.

     Points of Sale. Our soft drink products reach more than 300,000 points of sale in Argentina and 31,000 points of sale in Uruguay. In 2004, supermarkets accounted for approximately 16% of our volume sold in Argentina and approximately 19% in Uruguay.

   Geographic Coverage

     At the time of its acquisition by CMQ, EDISA owned bottling facilities in the cities of Tucumán, Rosario and Resistencia in Argentina, and its franchise covered nine Argentine provinces. During 2001 we closed three soft drink bottling facilities located in Rosario, Resistencia and Buenos Aires, in order to reduce costs and eliminate redundancies in our operations. Also during 2001, we incurred different costs through CMQ related to the introduction and further distribution of soft drinks that allowed CMQ to begin commercial activities in the province of Neuquen and certain areas of Rio Negro and La Pampa. We currently account for more than 85% of PepsiCo beverage sales in Argentina, covering 18 provinces of the total 23. In Uruguay we account for 100% of PepsiCo beverage sales and our franchise covers the whole country.

   Brands

     We own exclusive rights to produce, sell and distribute PepsiCo® soft drink products, including Pepsi Cola®, Pepsi Cola Light®, Pepsi Twist®, Pepsi Twist Light®, Seven-Up®, Seven-Up Light®, Mirinda®, Paso de los Toros®, Paso de los Toros Light®, Kasfruit Juice®, Tropicana®, and Gatorade®. In December 2001, we introduced ready-to-drink Tropicana and started manufacturing and distributing Gatorade nationwide, so that we now distribute the three lines of PepsiCo beverages. During 2002, we launched Pepsi Twist, and introduced the Gatorade Fierce line of products. During 2003, we introduced Pepsi Twist Light, while in 2004 we continued to rely on modern and innovative introductions such as a Gatorade Kids format, Seven-Up Ice and new flavors for Gatorade Fierce. In Uruguay the main focus was on the continued expansion of the 1.25-liter glass returnable bottle.

   Sales and Distribution.

     In 2004, approximately 43% of our sales volume in Argentina was conducted by our own sales force, while 57% was sold through distributors. For Uruguay, approximately 35% of our sales volume was direct, while approximately 65% was sold through our distributors.

     Direct Sales. Direct sales include sales to supermarkets, grocery stores, convenience stores and kiosks as well as sales to the on-premise market segment such as bars and restaurants. In Argentina, we use rented vehicles for the distribution of our direct sales of soft drinks to large supermarket chains and other retailers from our distribution centers. In 2000, we unified our beer and soft drink distribution centers in Mar del Plata, and we did the same for centers in Buenos Aires in 2001. We currently operate seven other distribution centers in Buenos Aires, Córdoba, Rosario, Mar del Plata, Neuquén and Corrientes, from which we distribute all of our brands. In the beginning of 2004, we closed the distribution center in Trelew.

     Indirect Distribution. Indirect distribution includes sales to distributors and wholesalers. Distributors may distribute our products only in specified geographic areas, whereas wholesalers are not restricted geographically.

     The following table shows, for each of our countries of operation for the year ended December 31, 2004, the approximate percentage of total soft drink sales by volume accounted for by independent distributors, the approximate number of distributors operating in each country and the approximate number of points of sale covered:

Soft Drink Sales through Independent Distributors

	Argentina	Uruguay
Percentage of Total Sales	57%	65%
Number of Distributors	220	16

     After the introduction of AmBev’s brands in our portfolio we unified both AmBev’s and Quilmes’ networks. In May 2003, we were working with 307 distributors, but as a consequence of the merger, by December 2004 we had 220 in Argentina. We kept the best distributor for each area, operating with larger volumes, allowing a bigger drop size that reduced the cost of distribution per delivery and lowered margins compared to the previous system. We also launched a program called “Galaxia Q”, which is a program designed to help distributors implement efficient business practices and reward high performance.

     Because distributors are limited to sales of our products in specified geographic areas we generally maintain written agreements with them. Normally, arrangements with the distributors in each of our countries of operation are based on a standard contract that requires the distributor to carry our products exclusively and grants it exclusive rights to sell those products within a defined area to retailers. The contract may also prohibit the distributor from selling to wholesalers and supermarkets to which we reserve the right to sell products directly. The distributors return empty bottles and crates to our plants or distribution centers and collect full ones. When dealing with distributors, the only transportation cost we pay is the cost of transporting soft drinks from our plants to our distribution centers.

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

Beer Volume Sales by Quarter as a Percentage of Total Annual Sales

	1st Quarter			2nd Quarter			3rd Quarter			4th Quarter
	2002	2003	2004	2002	2003	2004	2002	2003	2004	2002	2003	2004
Argentina	30%	28%	30%	17%	18%	18%	18%	20%	20%	35%	34%	32%
Bolivia	22%	22%	23%	20%	21%	20%	27%	25%	26%	31%	30%	31%
Chile	31%	34%	28%	17%	20%	18%	20%	18%	21%	32%	28%	33%
Paraguay	30%	24%	29%	18%	21%	18%	22%	19%	20%	30%	34%	33%
Uruguay	29%	23%	27%	15%	15%	15%	14%	17%	18%	41%	46%	40%

Soft Drink Volume Sales by Quarter as a Percentage of Total Annual Sales

	1st Quarter			2nd Quarter			3rd Quarter			4th Quarter
	2002	2003	2004	2002	2003	2004	2002	2003	2004	2002	2003	2004
Argentina	28%	27%	25%	20%	20%	20%	22%	22%	23%	30%	31%	32%
Uruguay	35%	24%	26%	23%	17%	20%	19%	18%	22%	23%	42%	32%

RAW MATERIALS

Raw Materials—Beer

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

     We obtain our water requirements from wells located at each of our breweries in the southern cone markets or from public utilities. We monitor the quality, taste and composition of the water we use and treat it to remove impurities and to comply with internal quality standards as well as all applicable regulations. We do not expect any shortage in our current water supply.

     Due to the economic situation in Argentina, towards the end of 2001 we began to purchase most of the raw materials that we used to import from local suppliers for our Argentine business. Although we did not experience any supply problems in 2003 or 2004, if economic conditions worsen, even our local suppliers of raw materials may have difficulty providing such materials in the future. Furthermore, since all commodities are pegged to international prices, their prices are necessarily volatile and any devaluation of the currencies of the countries in which we operate could impact our direct costs associated with the purchase of these raw materials.

     We purchase most of our requirements for bottles in Argentina from local suppliers and from our subsidiary FPV in Paraguay. During 2004 we also purchased some bottles from Brazilian suppliers because of production bottle-necks in Argentina. In Chile we purchase our bottles from local suppliers, while in Bolivia, Uruguay and Paraguay, we purchase our bottles from FPV. We purchase locally most of our aluminum can and can-end requirements for our operations in Argentina. CBN absorbed a former subsidiary, Envases de Aluminio Boliviano S.R.L (“Enalbo”). It produces all of the aluminum can requirements for our breweries in Bolivia. We purchase aluminum cans locally for our requirements in Chile, and we usually import aluminum cans from Argentina to satisfy our requirements in Paraguay and Uruguay.

     We purchase all of our labels locally and from Argentina for our requirements in Argentina, Bolivia, Uruguay and Chile. We import labels from Argentina and Brazil for our requirements in Paraguay. We purchase crown tops locally and a small portion is imported from Brazil for our requirements in Argentina, Bolivia, Chile, Paraguay and Uruguay.

Raw Materials—Soft Drinks and Water

     We use concentrate, syrup, water, sugar and carbon dioxide gas, as well as containers purchased from third-party manufacturers, in our production of soft drinks. For our soft drink production, our major raw material cost is for the purchase of PET, the cost of which is linked to international prices. We obtain water from publicly available supplies such as municipal water systems and from our own wells. We purchase most of our raw material requirements from local independent suppliers in Argentina and Uruguay; however, the prices charged by these suppliers may be tied to hard currencies.

     Our other important cost is related to the concentrate that we purchase from PepsiCo in local currency. Under the terms of our franchise arrangements, we must purchase all concentrate used to make PepsiCo® soft drinks from PepsiCo or its affiliates.

     In March 1998, Baesa entered into a five-year supply agreement with Alusud Argentina S.A., now known as Amcor (“Amcor”) to supply us with preforms (which we use to blow into our plastic PET bottles). We renewed this supply contract for an additional 5-year term until June 2008. Under this agreement, Amcor manages and operates preform machines that we have leased to them and supplies us with 100% of our preform requirements. In Uruguay, we also purchase our preform requirements from Alcoa.

     During 2002, we introduced a returnable 1.25 liter glass bottle in the Argentine market. We purchase these bottles locally. We also purchase our 12-ounce bottles for the on-premise segment locally and from our Paraguayan subsidiary, FPV. None of the raw materials or supplies that we use is currently in short supply. In the past five years, we have experienced no material difficulties in obtaining adequate supplies of necessary materials and expect that we will be able to continue doing so, although we may experience shortages of some of these materials in the future due to factors beyond our control. We do not believe that we are dependent on any one supplier for a material portion of any of our raw materials with the exception of the concentrate we purchase from PepsiCo. See “Item 4. Information on the Company —Material Licenses and Contracts—Relationship with PepsiCo” below. If necessary, we could satisfy our raw material requirements, other than concentrate used to make PepsiCo® soft drinks, from alternative suppliers.

MARKETING IN THE SOUTHERN CONE MARKETS

Marketing—Beer

   Product Presentations.

     We sell 31 different brands of beer in as many as 35 different presentations through all major channels of distribution throughout all of our markets. The vast majority of our beer sales in the southern cone markets are made in glass containers of various sizes. Our most important packaging is the one-liter returnable bottle, which represented more than 91% of our total beer sales volume in Argentina in 2004. This reflects the price advantage of the one-liter returnable packaging as well as traditional consumer preferences. Even though we have launched different non-returnable formats over time, the economic situation in most of our markets has led us to focus on returnable packaging. In 2004, aluminum can sales accounted for about 2% of our total sales volume in Argentina. Elsewhere, our volume of aluminum cans sold represented 5% of total sales in Bolivia, 16% in Chile, 13% in Paraguay and 1% in Uruguay. In Chile and Paraguay, aluminum can sales increased significantly once local production began in late 1999. We sell 30-liter kegs in all of our markets and 50-liter kegs in all of our markets except for Paraguay.

     We believe we have led packaging innovation in our markets over the years. In 2000, we launched 0.5 liter glass and PET non-returnable bottles under the Quilmes brand, the latter of which was the first to be introduced in the Argentine market. We also introduced a one-liter non-returnable bottle for the Iguana brands in Argentina. In Uruguay, we introduced Pilsen in 0.5 liter non-returnable bottles. In Chile, we produce Becker and Báltica beer in a range of locally produced returnable and non-returnable bottle presentations with twist-off tops. In 2001, we launched a special Quilmes bottle of approximately one quarter of a liter, with a sleeve decorated based on various themes, a limited edition 5 liter keg, a variety of new designs on our Quilmes cans and a “shaped can” for the Quilmes Cristal brand. In 2002, we introduced a new one-liter returnable bottle for our Becker brand in Chile. During 2003, we introduced a 330cc non-returnable bottle for our Huari brand in Bolivia, while in Uruguay we introduced a 960cc bottle for Norteña. We also introduced the first and only PET bottle for beer in Argentina, and in 2005 we introduced an aluminum bottle (also in Argentina).

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

     During 2001, we continued to focus our marketing efforts on sports sponsorships, including sponsorship of the national soccer team, the national rugby squad and the national basketball team in Argentina. We also sponsored the two most popular soccer teams in Argentina, the national soccer team in Uruguay and various soccer teams in Bolivia. During 2002, our Quilmes brand ceased to sponsor local soccer teams in Argentina except for a small first-division soccer team based in the city of Quilmes, but we continue to sponsor the national soccer team. This sponsorship was particularly important for us in 2002, a year in which the World Soccer Championship was played. We sponsored three national squads during this tournament, a major sporting event held every four years and followed by hundreds of millions of viewers worldwide. During 2003 and 2004, we organized the “Quilmes Rock Festival”, which was attended by more than 80 rock bands and more than 100,000 people in seven days.

     We increasingly engage in various “point of purchase” promotional activities at the trade level. In the on-premise segment, we place special emphasis on ensuring that our main outlets are easily identifiable through the use of promotional sun umbrellas, tables, chairs and draft beer columns displaying our brand logos. In Argentina, we have also established a trade-marketing department that has been effective in coordinating consumer promotions and joint promotions with other brands, regions, channels and companies, in order to maximize the resources we devote to advertising and promotional activities. Also in Argentina, we have worked closely with our distribution network to provide proprietary merchandising manuals, supplementary training, benchmarking activities, marketing and sales software and advice on optimal infrastructure designs, among other actions.

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

     For 2004, our total investment in beer promotion and advertising as a percentage of sales was 7.3% in Argentina, 6.0% in Bolivia, 15.5% in Chile, 5.5% in Paraguay and 8.0% in Uruguay. As a consequence of our strategic relationship with AmBev, our investment in advertising and promotion declined as a percentage of revenues.

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

Marketing—Soft Drinks and Water

   Product Presentations

     Most of our products are sold in one-way presentations, principally PET bottles and cans. In any franchise area, we may sell products in as many as ten different types of packaging. PepsiCo must approve all of the packaging formats that we use for PepsiCo® soft drinks. In 2001, we introduced a new 12-ounce bottle (replacing the 10-ounce bottle) for the on-premise segment, the most profitable segment in the market. In 2002, we also introduced an 8-ounce bottle for the Seven-Up and Pepsi brands, targeted at kiosks and small grocery and convenience stores. In 2003, we introduced a proprietary PET bottle for all the soft drink brands.

     In order to reduce costs associated with one of our major raw materials used to produce plastic bottles for our soft drinks, and to make our products more affordable, we introduced the 1.25 liter returnable glass bottle in mid 2002, after meeting with initial success during trials in selected locations during the second half of 2001. This format has met with continued success, and by December 2004, it accounted for approximately 16% of our sales in Argentina and 21% of our sales in Uruguay.

   Advertising and Marketing Activity

     During 2004, we continued to focus on promoting our leading brands through marketing campaigns, new product launches and packaging innovations. In addition to the enlargement of the territories covered with the 1.25 liter returnable glass bottle (including Uruguay), we completed several other initiatives, including: (i) continued support for our leading Pepsi and Seven-Up brands; (ii) continued support for the positioning of Mirinda as an A-brand through promotional campaigns and (iii) continued support for the Gatorade line of products, including the introduction of new flavors for Gatorade Fierce.

COMPETITION IN THE SOUTHERN CONE MARKETS

Competition—Beer

     Factors influencing beer choice among consumers in the southern cone markets include price and product availability. Beer producers in these markets have responded to increased competition through promotional activities, enhanced customer service to retailers and differentiation through brand presentation. Also, aside from competition with other beer brands, we compete against producers of wine and other alcoholic beverages as well as with other soft drink producers.

     The beer business in each of our countries of operation has been characterized by strong competition among the major brewers. The participants in these markets include major local and international concerns with substantial financial resources and particular industrial strengths. In recent years these major competitors had expanded into new markets, engaged in intensive advertising and promotional campaigns and introduced new brands. We have increased our advertising and promotion expenditures as new competitors entered the market with the objective of building brand equity and protecting our market share. The consummation of our transactions with AmBev in January 2003, however, has changed the competitive environment in the southern cone markets, since this alliance combines the two largest beer companies in Argentina, Paraguay and Uruguay.

     We face competition from Warsteiner Brauerei Hans Cramer GmbH & Co. (“Warsteiner”), a large German brewer that serves the Argentine market from its 1.4 million hectoliter brewery at Zárate, also near Buenos Aires. We also compete with CCU of Chile, which acquired the regional Argentine breweries Compañía Industrial Cervecería Salta S.A., Cervecería Santa Fé S.A. and Cervecería Córdoba S.A. CCU’s share of the Chilean beer market in 2004 was approximately 89%. CCU of Argentina entered into a brewing arrangement with Anheuser-Busch Companies, Inc. (“Anheuser-Busch”), the world’s largest brewer, to produce, market and distribute Anheuser-Busch’s Budweiser brand in Argentina. CCU Argentina also distributes the brands produced by CCU’s Argentine breweries, which have an installed capacity of 3.2 million hectoliters in Argentina.

     After the termination of our relationship with Heineken, on January 14, 2003, Heineken announced that it would acquire a 50% stake in IRSA which owns 62% of CCU. As part of its purchase of the 50% stake in IRSA, Heineken transferred the licensing agreements to produce the Heineken brand in Chile and Argentina to CCU. Therefore, we have begun to compete with Heineken, which is being produced and sold by CCU, in the Chilean and Argentinean markets.

     Until January 31, 2003, we also faced competition from AmBev, who served the Argentine market from its 2.9 million hectoliter brewery at Luján, near Buenos Aires. As a condition to approving some of our transactions with AmBev, the Argentine antitrust authorities have required AmBev to transfer this brewery to a foreign purchaser. See “Item 4. Information on the Company—History and Development—Relationship with AmBev”.

     In Argentina, we have met the challenge of increased competition by giving our sales force greater autonomy to make sales decisions more quickly in response to location-specific needs. According to Nielsen Argentina, as a consequence of the integration of AmBev’s portfolio, our market share of the Argentine beer market in 2003 was 80%, compared with 64.5% in 2002. See “Item 4. Information on the Company —History and Development—Recent Events—Relationship with AmBev.” Our share of the Argentine beer market in 2004 was 79.1%, according to Nielsen. However, we cannot guarantee that the economic situation in Argentina or other factors such as aggressive action by our competitors will not cause us to lose market share in our most important market.

     Due to the acquisition of our two previous competitors, CBN and CBNSC, our market share in Bolivia increased to approximately 98.1% in 2000 and currently remains above 97%. Our only competition is from imported beer and minor local brewers.

     In Chile, we continue to be the new entrant challenging the leadership of CCU. In 2003, pursuant to its rights under the Memorandum of Agreement between Heineken and Quinsa, Heineken delivered a notice to us terminating the Heineken License, under which we produced, marketed and distributed the Heineken brand. See “Item 4. Information on the Company—History and Development—Recent Events—Settlement with Heineken.” Therefore, as of June 2003, we stopped production and sales of the Heineken brand. Subsequent to the termination of our relationship with Heineken, on January 14, 2003, Heineken announced that it would acquire a 50% stake in IRSA which owns 62% of CCU. As part of its purchase of the 50% stake in IRSA, Heineken transferred the licensing agreements to produce the Heineken brand in Chile and Argentina to CCU. Therefore, we have begun to compete with Heineken, which is being produced and sold by CCU in at least some of our markets, including Chile (where Heineken represented a significant portion of our sales). As a consequence, we redefined a new role for Becker. We worked on the business cost structure in order to adapt it to its new volume levels, achieving a good result by the end of the year with a better operating result than the previous year. We cannot guarantee that we will be able to replace our lost sales due to our loss of the Heineken brand; nor can we assure you that our sales volume will continue to increase in the future.

     In Paraguay and Uruguay, our main competitor until 2003 was AmBev. Our strategic relationship with AmBev gives us a combined market share of 95.2% in Paraguay, according to CCR, and 98.0% in Uruguay, based on management estimates.

Competition—Soft Drinks

     The soft drink industry is highly competitive. Our main competitors are local bottlers of Coca-Cola® brands and bottlers of second-tier brands (“B-brands”). In recent years, B-brands have substantially increased their presence in our core markets. These actions eroded our market share in the Buenos Aires metropolitan area, the main region in Argentina, from approximately 27.0% in 2000 to approximately 20.2% in 2004. However, our share of the A-brand segment in that region remains high, at 31.4%, according to Nielsen. In 2004, our market share in Uruguay was 12.3, compared to 9.8% in 2003%. We have responded to competition in our soft drink markets through marketing and promotions in diverse segments.

     B-brands have historically competed based on their price. During 2003, improved economic conditions allowed B-brand producers to stabilize what had been a declining market share, and in December 2004 they accounted for approximately 28.4% of the market. We made a strategic decision in 2002 not to participate in the B-brand segment of the market, where profitability is lower, focusing instead on the top, A-Brand segment.

     In February 2004, the spin-off of the beer (including soft drink, malt and cider) and water business and the subsequent addition to FNC of Salus spin-off beer business was executed. See Note 2 to our Consolidated Financial Statements.

MATERIAL LICENSES AND CONTRACTS

Relationship with Heineken

     From 1984 to January 13, 2003, Heineken owned a 15% equity interest in our principal subsidiary, QI(B), while we retained the remaining 85%.

   Termination of QI(B) Shareholders’ Agreement and Technical Assistance Agreements with Heineken

     Prior to January 13, 2003, Heineken was an investor in QI(B). Our relationship with Heineken was governed by a shareholders’ agreement (the “QI(B) Shareholders’ Agreement”) that gave Heineken the right to nominate a certain number of nominees to the QI(B) Board of Directors and to the boards of various operating companies. In addition, the QI(B) Shareholders’ Agreement required the QI(B) Board of Directors and shareholders to obtain the consent of Heineken before undertaking certain corporate actions including the issuance of new QI(B) shares, changes to QI(B)’s articles of association and by-laws, reinvestment of dividends received by QI(B) from its operating subsidiaries and a liquidation of QI(B).

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

     In June 2002, we received a notice from the ICC stating that Heineken had begun an arbitration proceeding against us and BAC alleging that the proposed AmBev transactions violated certain contracts between Heineken and us and asking that the arbitration panel (i) prohibit completion of the AmBev transactions; (ii) declare that Heineken was entitled to purchase Quinsa’s 85% interest in QI(B) for terms economically equivalent to the value placed by QI(B) on the AmBev transactions; and (iii) award money damages to Heineken of an unspecified amount. On January 13, 2003, Quinsa, BAC and Heineken, and certain of their respective affiliates entered into a Memorandum of Agreement whereby the parties agreed to settle all disputes and claims brought by and against each other. The Memorandum of Agreement provided, among other things, for (i) the purchase by BAC from Heineken of all the shares of QI(B) held by Heineken for US$102.7 million; (ii) the declaration and payment by QI(B), prior to January 15, 2002, of a dividend in the amount of US$26.5 million, 15% of which would go to Heineken; (iii) the termination of the QI(B) Shareholders’ Agreement between QI(B), Heineken and Quinsa; and (iv) the termination of the Technical Assistance Agreements between Heineken and QI(B) or its operating companies.

     In addition, under the Memorandum of Agreement, Heineken had the option until December 31, 2004 to terminate its license agreements with QI(B) or its relevant operating company granting the licensee the rights to produce, sell and distribute Heineken beer in the licensee’s territory. Heineken subsequently delivered a notice to us terminating the trademark license as of June 17, 2003.

   Effect of Transfer and Termination

     Under the QI(B) Shareholders’ Agreement, we were only able to launch a new beer product or enter into a new marketing venture in Argentina, Paraguay or Uruguay if we conducted our business through QI(B) or one of its subsidiaries. In addition, the QI(B) Shareholders’ Agreement required the consent of Heineken before undertaking certain corporate actions including the issuance of new QI(B) shares, changes to QI(B)’s articles of association and by-laws and the reinvestment of dividends received by QI(B) from its operating subsidiaries. With the termination of this Shareholders’ Agreement, we have more flexibility to evaluate new product and marketing ideas.

     Heineken accounted for less than 2% of our sales in Argentina and approximately 22% of our sales in Chile. As a result, the loss of sales from Heineken did not have a significant impact on our results in 2003. In Chile, although total volumes decreased 9% for the year this was due to the loss of the Heineken brand. In fact, the rest of our portfolio was stable during 2004, compared to the previous year. This was achieved by defining a new role for Becker and focusing marketing actions on that brand.

     The termination of these agreements paved the way for Heineken to compete with us directly. In 2003, Heineken acquired a 50% stake in CCU’s holding company and entered into licensing arrangements to permit the subsidiary to manufacture and sell Heineken beer in Chile. We expect that this alliance with Heineken will create a more competitive environment in the southern cone markets. In 2003, our results of operations were not materially impacted by these developments, while in 2004 our operating loss actually declined to US$0.2 million from a loss of US$2.0 million the previous year. We cannot assure you that future operations will not be adversely affected by these developments.

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

REGULATION

Production and Marketing

     The southern cone countries do not heavily regulate the production and marketing of alcoholic beverages. We are not required to comply with any significant regulations, other than with standards imposed by food and health regulatory agencies applicable to our production and marketing of beer, soft drinks and bottled water.

     In Argentina, a federal law prohibits the sale of alcoholic beverages to persons under 18 years of age. The law also establishes specific rules with respect to the advertising of alcoholic products, including prohibiting the participation of underage persons in such advertising or any advertising message that alcohol improves either physical, sexual or intellectual performance. This law also requires that all alcoholic drink packaging and advertising state that alcoholic beverages may not be sold to persons under the age of 18 and that such beverages should be imbibed in moderation. As of December 2003, it is forbidden to sell beer in kiosks in downtown Buenos Aires. As of January 2005, the Province of Buenos Aires introduced legislation requiring all points of sale to obtain alcohol licenses. We expect that some of our current points of sale may not obtain those licenses, but as of today it is impossible to predict the effect on future sales.

     The drinking age is 18 years in Bolivia, Chile and Uruguay and 20 years in Paraguay. Paraguayan law bans any portrayal of children, family life, the work environment and sports in alcoholic beverage advertisements, and also regulates the form, duration and time of the day during which the advertisements can be shown on TV. In Paraguay, advertisement can only be shown on TV after 8 p.m. and broadcast on the radio after 1 p.m.. In Chile, advertisements can only be shown on TV after 10 p.m., alcoholic beverages can only be sold during certain hours and licenses are necessary for on-premise consumption. In Uruguay, there are no legal restrictions regarding advertisements. However, there is an agreement between advertisers and the government that the advertisement should encourage moderate consumption, be adult-oriented and should not appear in children’s or youth programming.

Pricing Controls, Excise Taxes and Import Tariffs

     There are no formal government price controls on the wholesale or retail prices of beer, soft drinks and water in our countries of operation. Sales of our products are subject to a variety of excise and value added taxes that are generally passed on to consumers. During 2003, the Bolivian government increased the excise tax on beer by 0.6%. In addition, in January 2004 this tax was further increased by 3.2%. This is a fixed amount calculated on a per hectoliter basis and adjusted for inflation.

     In July 2004, the Bolivian government introduced a tax on banking transactions that will be in place for two years. The rate for this tax is 0.3% during the first year and 0.25% for the second. In Paraguay, the corporate income tax rate was reduced from 30% to 20% for fiscal years ending after January 1, 2005, and to 10% for years ending after January 1, 2006. Also in Paraguay, a new 5% tax on dividends was introduced on January 1, 2005. In Uruguay, the corporate tax rate was reduced from 35% to 30%. In 2004, we paid approximately US$97.2 million in excise taxes on a consolidated basis. Any increase in such taxes may have an adverse effect on the consumption of our products and, to the extent we are not able to pass on such taxes to consumers, may have a material adverse effect on our financial condition and results of operations.

     Our imports and sales of beer and soft drink products and ingredients across the borders of our countries of operation are subject to customs tariffs and duties. In 2004, we paid US$3.1 million in such charges on a consolidated basis. Operation of the Mercosur Treaty, a common market agreement among Argentina, Brazil, Paraguay and Uruguay, should result in a gradual decrease in such tariff charges.

Environmental Regulation; Occupational Safety and Quality Control.

     Our operations are subject to national and local environmental laws and regulations in each of the southern cone countries. The level of environmental regulation and enforcement of such regulation is increasing in each of our markets. All of our business units comply with the environmental regulations of their respective jurisdiction in all material respects, so incremental investments in this area are expected to be marginal. However, we cannot guarantee that there will not be significant changes in the regulatory environment. During 2004, our investments in this area were not material, accounting for no more than 1% of our capital expenditures.

     In addition to efforts to comply with environmental regulation, we improved quality control systems in our plants and distribution centers as well as occupational safety measures in Argentina. We intend to continue to focus on these areas in the future.

ORGANIZATIONAL STRUCTURE

     We are a Luxembourg holding company that operates through our subsidiaries, principally QI(B), in which we hold an 87.63% interest. QI(B) has direct and indirect holdings in our various operating subsidiaries in Argentina, Bolivia, Chile, Paraguay and Uruguay. These holdings range from 99.70% and 100% in CMQ and in our Chilean subsidiary, Cervecería Chile, respectively, to as low as 57.97% in Colosas S.A., one of our Paraguayan subsidiaries. QI(B) owns a 48.82% interest in Eco de los Andes, a company that produces mineral water in Argentina. See Note 3 to our Consolidated Financial Statements.

     We conduct our operations through various subsidiaries in which, in certain cases, minority shareholders hold significant interests. Most notably, Heineken held 15% of the capital stock of our principal subsidiary, QI(B) until January 13, 2003. Heineken’s former stake was acquired by AmBev and BAC. Subsequently, Quinsa contributed the assets it received from AmBev as a result of our strategic alliance to QI(B). Therefore Quinsa currently owns

87.63% of QI(B), while AmBev owns an indirect 7.05% and BAC owns 5.32%.

     The following chart shows our corporate structure and our ownership interest in our principal operating subsidiaries in Argentina, Bolivia, Chile, Paraguay and Uruguay as of June 15, 2005:

     * QI(B) holds its interest in Cervecería Chile directly and through wholly-owned U.S. and Chilean non-operating subsidiaries.

     ** The ownership interest information provided above corresponds to voting control.

     *** For a list of our direct and indirect equity holdings in each of the companies which form the Quinsa group, see Note 4 to the Consolidated Financial Statements.

PROPERTY, PLANT AND EQUIPMENT

Property

     Our properties consist primarily of brewing, malting, bottling, distribution and office facilities in Argentina, Bolivia, Chile, Paraguay and Uruguay. There are no major encumbrances on our properties and we have no major leased properties. Set forth below by country and type of facility is certain information, as of December 31, 2004, regarding our principal production facilities, all of which we own. To the best of our knowledge, there are no existing environmental issues affecting our use of these facilities.

Type of Facility	Location	Technical Capacity		Average Utilized (1)
		(hectoliters in thousands)
Brewery	Quilmes—Argentina	5.4		66%
Brewery	Zárate—Argentina	4.4		68%
Brewery	Luján—Argentina	2.9		38%
Brewery	Mendoza—Argentina	2.0		73%
Brewery	Corrientes—Argentina	1.7		80%
Beer Bottling Facility	Tucumán—Argentina	1.2		73%
Malting Plant	Tres Arroyos—Argentina	95,000	(2)	106%
Malting Plant	Llavallol—Argentina (3)	25,000	(2)	94%
Brewery	La Paz—Bolivia	1.1		91%
Brewery	Taquiña—Bolivia	0.6		43%
Brewery	Santa Cruz—Bolivia	0.6		81%
Brewery	Huari—Bolivia	0.2		81%
Brewery	Tarija—Bolivia	0.04		70%
Brewery	Santiago—Chile	0.8		48%
Brewery	Ypané—Paraguay	2.3		83%
Brewery	Montevideo—Uruguay	0.8		53%
Brewery	Minas—Uruguay	0.4		43%
Soft Drinks	Montevideo—Uruguay	0.8		35%
Soft Drinks	Buenos Aires South—Argentina	10.5		42%
Juices	Buenos Aires South—Argentina	0.4		26%
Isotonics(4)	Buenos Aires—Argentina	0.5		37%
Soft Drinks	Córdoba—Argentina	2.1		41%
Soft Drinks	Tucumán—Argentina	2.4		38%
Soft Drinks	Trelew—Argentina	0.6		27%

(1)	Demand for our products is subject to marked seasonal fluctuations. Consequently, the utilized capacity of our production facilities during peak months may be considerably higher than the averages shown above. In addition, average utilized capacity does not necessarily reflect capacity utilization for any particular presentation.

(2)	Measured in tons.

(3)	As a condition to their approval of our alliance with AmBev, the Argentine antitrust authorities have required us to sell this facility or lease it to third parties for at least 10 years.

(4)	We own only the plant and the equipment at this facility, which we use as a filling line for the Gatorade® brands we produce. We do not own the underlying land, although we are not required to pay any amounts under a lease for use of such land.

Plant Investment/Productivity Gains

     From January 1, 2002, through December 31, 2004, we invested approximately US$84.3 million (excluding expenditures for bottles, crates and acquisitions) to modernize and expand the capacity of existing facilities. In 2005, we intend, business conditions permitting, to spend approximately US$106.9 million for capital expenditures (including bottles and crates). Capital expenditures in 2004, excluding bottles and crates, were US$44.6 million. These expenditures were related primarily to the purchase of coolers to place at points of sale and the installation of a new filling line for our soft drink business in Argentina. Other than these expenditures, there were no significant investments to expand capacity. See “—Capital Expenditures” below. After the completion of our strategic relationship with AmBev, we closed AmBev’s brewery in Paraguay and one of their plants in Uruguay. In addition, as a condition to their approval of our alliance with AmBev, the Argentine regulatory authorities have required us to sell AmBev’s brewery in Argentina.

     Increased brewing capacity in recent years has allowed us to participate in periods of beer consumption growth. Recent and future increases in capacity should allow us to meet customer demand in the ordinary course although there may continue to be shortages, particularly during the high summer season, when we are constrained by limited capacity. Since our business is seasonal, we typically advance production ahead of the high season and store surplus until it is sold. We have been able to increase productivity in recent years with more technologically advanced facilities. The strength of our cash flow from operations in past years has allowed us to finance capital expenditures with relatively low levels of long term debt. However, given the volatility of the markets we do business in, this may not continue to be the case in the future. Our investments for 2005 are projected to include the doubling of capacity at our Tres Arroyos malting plant in Argentina, with an investment of approximately US$27 million. This will be fully completed by the year 2006. We are also building a new glass bottle production facility in Paraguay (FPV) to replace our old one. This will produce 100 tons per day and will be able to supply 35% of Quinsa’s yearly bottle requirements. The facility will be operational in 2006 and will require an investment of approximately US$10 million. We are also adding a new bottling line for soft drinks in Argentina during 2005, an investment of approximately US$10 million.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INTRODUCTION

     The following Operating and Financial Review and Prospects should be read together with “Item 3. Key Information—Selected Financial Data” and our Consolidated Financial Statements and related notes appearing elsewhere in this annual report. The Consolidated Financial Statements have been prepared in accordance with Luxembourg GAAP, which differs in certain significant respects from U.S. GAAP. Note 28 to the Consolidated Financial Statements provides a description of the principal differences between Luxembourg GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of shareholders’ equity as of December 31, 2004 and 2003 and net income (loss) for the years ended December 31, 2004, 2003 and 2002. The differences involve methods of measuring the amounts shown in the Consolidated Financial Statements as well as additional disclosures required by U.S. GAAP. The reconciliation does not include disclosure of all information that would be required by U.S. GAAP and Regulation S-X of the Exchange Act.

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

Principal differences between Luxembourg GAAP and U.S. GAAP

     We prepare our consolidated financial statements in accordance with Luxembourg GAAP, which differ in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the Exchange Act. Our Consolidated Financial Statements include solely a reconciliation of net income (loss) and shareholders’ equity to U.S. GAAP. Pursuant to Item 17 of Form 20-F, such reconciliation does not include disclosure of all information that would be required by U.S. GAAP and Regulation S-X of the Exchange Act, with the exception of the presentation of the statement of other comprehensive income as required by SFAS No. 130, “Reporting Comprehensive Income.” See Note 28 to our Consolidated Financial Statements for details.

     The principal differences between Luxembourg GAAP and U.S. GAAP, as they relate to us, are summarized as follows:

a.	the application of SFAS No. 52 to the translation into U.S. dollars of the financial statements of our foreign subsidiaries;

b.	the impairment charge of intangible assets recognized under Luxembourg GAAP during 2002 and the related effect on amortization expense in 2003 and 2004, which are not recognized for U.S. GAAP purposes;

c.	the write-down of inventories recognized under Luxembourg GAAP in 2002 and the related impact on reported earnings during 2003 and 2004, which are not recognized for U.S. GAAP purposes;

d.	the reversal of the impairment charge of tangible assets recognized under Luxembourg GAAP during 2003 and the related effect on amortization expense in 2004;

e.	the impairment charge of tangible assets recognized under Luxembourg GAAP during 2004, which are not recognized for U.S. GAAP purposes;

f.	the recognition of certain impairment losses under U.S. GAAP when the criteria for recognizing impairment losses for assets held for disposal, as specified in Staff Accounting Bulletin No. 100 and SFAS No. 121, were met, and the reversal of the subsequent partial restoration recognized under Luxembourg GAAP in 2003;

g.	certain differences in the application of the purchase method of the acquisition of businesses, including:

1.	the reversal of certain liabilities pertaining to restructuring charges recognized as part of the purchase price allocation of certain acquisitions because the criteria for recognizing such liabilities, as specified in EITF 95-3 were not met;

2.	the reduction of goodwill for tax benefits derived from a valuation allowance associated with our acquisition of Baesa under U.S. GAAP while such benefits were charged to income under Luxembourg GAAP;

3.	the application of EITF 99-12 in determining the purchase price under U.S. GAAP in connection with the acquisition of Linthal;

4.	the recognition of the costs of registering and issuing our shares in connection with the acquisition of Linthal as a reduction of the otherwise determinable fair value of the securities in accordance with FAS No. 141, while under Luxembourg GAAP these costs were considered as part of the purchase price in accounting for the acquisition; and

5.	the recognition under U.S. GAAP of identifiable intangible assets, apart from goodwill, and their related deferred tax liabilities.

h.	the accounting of certain business combinations accounted for as purchases under Luxembourg GAAP while they were accounted for in a manner similar to a pooling-of-interests under U.S. GAAP;

i.	the recognition of treasury stock as a separate component of shareholders’ equity under U.S. GAAP;

j.	the recognition of certain restructuring costs under U.S. GAAP when the criteria for recognizing restructuring charges, as specified in the EITF 94-3, are met;

k.	the retroactive adjustment, as required by APB No. 18, to reflect investment in CBN under the equity method of accounting;

l.	other minor and not significant adjustments presented on an aggregated basis, including:

1.	the deferral of certain pension costs over the remaining service years of the beneficiaries under U.S. GAAP;

2.	the deferral and amortization in 5 years of certain technical fees incurred in the construction of a plant under Luxembourg GAAP, while under U.S. GAAP such costs were capitalized as part of the cost of the asset and are being depreciated on a straight-line basis over periods ranging from 15 to 50 years;

3.	the deferral of certain advertising and other marketing costs under Luxembourg GAAP while they are expensed as incurred under U.S. GAAP;

m.	the effect on deferred income taxes of the foregoing reconciling items, as appropriate; and

n.	the effect on minority interest of the foregoing reconciling items, as appropriate.

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

     There are additional distinctions between Luxembourg GAAP and U.S. GAAP. First, certain significant differences exist between Luxembourg GAAP and U.S. GAAP in connection with the presentation of balance sheet items. Generally, under Luxembourg GAAP, items with a lower degree of liquidity are disclosed before items which have higher convertibility into cash. In addition, certain captioned items differ from balance sheets presented under U.S. GAAP formats. For U.S. GAAP purposes, at December 31, 2002, because our financial debts were callable by the creditors, we had not obtained a permanent waiver and there was no assurance that an acceleration would not take place within a one-year period, the entire outstanding balance was classified as a current liability. Also, certain significant differences exist between Luxembourg GAAP and U.S. GAAP in connection with the presentation of statement of income line items. In addition, certain financial results and most of other income and expense items included in our Luxembourg GAAP financial statements would be included in the determination of operating income (loss) for U.S. GAAP purposes.

OPERATING RESULTS

     We are a holding company that provides beer, soft drinks and water across the southern half of Latin America in Argentina, Bolivia, Chile, Paraguay and Uruguay through our majority owned subsidiary QI(B) and its direct and indirect subsidiaries. Factors such as the impact of price changes in our products, inflation, currency fluctuations and economic, monetary, fiscal and political policies of the governments of the countries in which we operate are important in determining our financial results. In addition, our critical accounting policies also have a significant effect on our consolidated results of operations.

Impact of Changes in our Prices and Changes in Volumes Sold on our Net Sales

     Our consolidated net sales were US$765.2 million in 2004, compared to US$622.7 million in 2003 and US$468.6 million in 2002. The improvement in 2004 compared to 2003 was principally the result of higher pricing, particularly in Argentina. Also contributing to the increase in revenues were the higher volumes in Argentina, Bolivia, Paraguay and Uruguay. The improvement in 2003 compared to 2002 was principally the result of higher average prices for beer and soft drinks combined with increased volumes sold due to strong market performance in Argentina and the contribution of volumes sold by AmBev’s former subsidiaries in Argentina, Paraguay and Uruguay since February 2003. Appreciation of the peso also helped increase prices in U.S. dollar terms.

Impact of Inflation

     Our operations are carried out in countries that have experienced high inflation and /or government price controls in the past. Our sales and the majority of our operating costs in each of Argentina, Bolivia, Chile, Paraguay and Uruguay are denominated in the currency of the respective countries, while borrowings and purchases of machinery and equipment are often made in U.S. dollars. For periods when the rate of devaluation of the local currency against the U.S. dollar exceeds the rate of inflation, our income statement amounts tend to be lower when translated into

U.S. dollars. In fact, from 2001 to 2002, when such a trend occurred in the majority of our markets, it resulted in the reduction of our sales prices measured in U.S. dollars. Even though the rate of inflation in Argentina has begun to return to previous levels, amounting to 6.1% in 2004 and to 4.0% during the first quarter of 2005, there can be no assurance that such levels will be maintained in the future and that significant inflation will not occur again in the southern cone markets.

     The following table provides information relating to the rates of inflation, as measured by certain national consumer price indices, as well as the rates of devaluation or appreciation in the southern cone markets for 2002 through 2004:

	2002	2003	2004
Argentina
Inflation	40.9%	3.7%	6.1%
Currency Appreciation/(Devaluation)(1)	(236.3%)	13.0%	(1.7%)
Bolivia
Inflation	2.5%	3.9%	4.6%
Currency Appreciation/(Devaluation)	(9.8%)	(4.5%)	(2.9%)
Chile
Inflation	2.8%	1.1%	2.5%
Currency Appreciation/(Devaluation)	(9.0%)	17.7%	4.5%
Paraguay
Inflation	14.6%	9.3%	2.8%
Currency Appreciation/(Devaluation)	(52.1%)	15.3%	(3.0%)
Uruguay
Inflation	25.9%	10.2%	7.6%
Currency Appreciation/(Devaluation)	(84.3%)	(7.8%)	9.1%

Note:	Currency devaluation/appreciation figures are based on official U.S. dollar exchange rates and are derived by dividing the exchange rate at year-end for the current period by the exchange rate at year-end for the previous period.

(1)	Beginning December 21, 2001, all working days until the end of the year were declared bank holidays. On January 11, 2002, the peso began trading on a floating rate exchange system, after ten years of dollar-peso parity under the Convertibility Law which had fixed the exchange rate at P$1.00 to US$1.00. Because an exact exchange rate between the peso and dollar did not exist at the balance sheet date, the first subsequent rate (P$1.70 per US$1.00) was used for translating monetary assets and liabilities of the Argentine subsidiaries at December 31, 2001. With the floating rate system, the peso devalued significantly in 2002, and as of December 31, 2002, the exchange rate was P$3.36 per US$1.00. As of December 31, 2003, the exchange rate was P$2.84 per US$; as of December 31, 2004, the exchange rate was P$2.97 per US$1.00, and as of June 15, 2005, the exchange rate was P$2.87 per US$1.00.

Impact of Currency Fluctuations

     Financial statements of our foreign consolidated subsidiaries have been translated into U.S. dollars on the basis of the financial statements of such subsidiaries expressed in the local currency of the country of origin. The method of translation involves the translation of assets and liabilities at the year-end exchange rate, except for intangible assets, tangible fixed assets, other long-lived assets and stocks, which are translated at historical rates of exchange. Historical rates of exchanges are also used for translating shareholders’ equity balances. Exchange rates prevailing during the year are used for translating the results of operations, except for depreciation, amortization and cost of goods sold, which are translated at historical rates. Net monetary asset and liability related translation adjustments are included in earnings in the current year. The effects of this translation procedure have been treated as permanent differences in determining deferred income taxes. See Note 28 to the Consolidated Financial Statements for a description of foreign currency translation differences between Luxembourg GAAP and U.S. GAAP.

     Our net sales are realized, and a portion of our cash costs and expenses are incurred, locally and are denominated in local currency. However, on a consolidated basis, approximately 27% of our cash costs and expenses (i.e., excluding depreciation) for 2004 were either incurred in hard currencies or pegged to the U.S. dollar. Most of these costs were related to raw materials purchased from other southern cone markets.

Impact of Economic, Fiscal, Monetary and Political Policies on Our Operations

   Economic Crisis in Argentina

          We carry out a significant portion of our business in Argentina through our principal subsidiary, CMQ. Starting in the fourth quarter of 1998 and until the end of 2002, the Argentine economy endured a recession. During the second half of 2001, Argentina’s recession worsened significantly, precipitating a political and economic crisis. On December 3, 2001, the Argentine government instituted measures restricting the availability and circulation of cash and the transfer of foreign currency abroad. On December 21, 2001, the government declared a bank holiday that lasted through the end of 2001, and subsequently defaulted on its sovereign debt.

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

          The situation in Argentina led to a significant decrease in the demand for goods and services and a large rise in the level of unemployment. Listed below are some of the measures adopted by the government in Argentina over the past two years. See “—Recent Improvements” below.

   Transfers outside Argentina

     Beginning on December 3, 2001, the Argentine government imposed a significant number of monetary and currency exchange control measures that included restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad, including for purposes of paying principal and interest on debt and dividends. This affected CMQ’s ability to pay dividends to us as well as CMQ’s ability to make payments on its indebtedness to foreign creditors.

     Since August 18, 2003, and until June 30, 2005, the Argentine Central Bank has authorized, subject to certain limitations (including limits on the amounts that can be acquired), the acquisition of foreign currency to be held abroad until used to pay down debt.

     Since July 2003, the Central Bank has allowed transfer of funds abroad to prepay principal under financial debts subject to the following conditions:

•	The prepaid amount may not exceed the present value of the debt. Alternatively, funds in an amount equal to the prepayment must be disbursed under new financing that does not exceed the present value of the debt, as long as such funds are exchanged for Argentine currency on the Argentine foreign exchange markets. In either case, “present value” is calculated using a discount rate equal to the rate implied in U.S. currency future transactions (180 days) carried out in regulated local markets.

•	However, if a prepayment is made less than one year in advance of the scheduled payment date, the amount prepaid can be the face value of the indebtedness.

•	The terms and conditions of any prepayment made as part of a restructuring may not result in an increase in the present value (calculated as described above) of outstanding indebtedness.

     Subject to the conditions described above, funds may be transferred abroad to pay or prepay principal or interest on debts, provided that the indebtedness is registered with the Argentine Central Bank, has been exchanged for pesos (if the debt was incurred after September 2002, or, alternatively, if the debt has been disbursed prior to such date, if proceeds have been used for certain purposes), and that at least 365 days has elapsed since the proceeds of the debt entered Argentina and were exchanged for pesos in the local currency market.

     Finally, funds may now be transferred abroad without the Argentine Central Bank’s previous authorization in order to pay dividends corresponding to prior periods, provided that independent accountants have certified the financial statements for such period.

     In June 2005 the Argentine government imposed new restrictions on the raising of new loans from abroad. Decree 616/2005 requires that, in the case of financing agreements of Argentine residents where creditors are non-Argentine residents, 30% of the amount involved must be deposited in a local financial entity, in U.S. dollars, and for a term of at least 365 days. This special purpose deposit may not be transferred to third parties or used as collateral. Funds so deposited will not accrue interest. Finally, repayment under such financing agreements must not be made before 365 days have passed, not even with funds held abroad by Argentine residents. Decree 616/2005 only applies to financing agreements disbursed on or after May 26, 2005.

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

   Conversion of foreign currency denominated debts governed by Argentine law

     Debts in U.S. dollars or other foreign currencies in the Argentine financial system outstanding on January 1, 2002 were converted to pesos at the exchange rate of P$1.00 per US$1.00 or its equivalent in another currency. As of February 3, 2002, the CER plus an interest rate was applied to these debts. The CER is an index that measures the daily rate of change derived from the monthly change in the Consumer Price Index (CPI) published by the INDEC. However, because we had no material indebtedness governed by Argentine law outstanding on January 1, 2002, this policy did not impact our results of operation in any significant way.

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

   Deferral of the deductions from income tax

     The net negative results caused by the initial devaluation of the peso,which affected our financial results for the year ended December 31, 2001, are deductible from taxable income over a five-year period beginning in 2002.

   Impact on financial information

     In accordance with Luxembourg GAAP, at December 31, 2004 monetary assets and liabilities of our subsidiaries were translated at the exchange rate prevailing at the close of business of the last banking day in 2004 in each of their markets. As a result, we recorded a net translation loss of US$1.8 million during 2004, as compared to a profit of US$7.2 million in 2003.

   Recent Improvements

     During 2004, the Argentine economy continued the improvement that started in 2003, with gross domestic product increasing and the exchange rate remaining relatively stable compared to the U.S. dollar. Further, during 2005 Argentina finalized an agreement with creditors representing more than 75% of its foreign currency indebtedness, by which it refinanced a substantial portion of its foreign currency payments for up to 30 years. However, Argentina’s ability to stimulate economic growth, ameliorate social unrest and repay its debt is likely to depend on external financial assistance. The IMF and other multilateral and official-sector lenders’ willingness to provide any significant amount of financial aid may be dependent on the Argentine government presenting an acceptable and sustainable economic program. The future evolution of the economic situation in Argentina could require the Argentine government to modify measures taken or issue additional regulations. As a result, our Consolidated Financial Statements should be read in light of these circumstances.

Discussion of Critical Accounting Policies

     In connection with the preparation of the financial statements included in this document, we have relied on variables and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operations often requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities. Actual results may differ from those estimated under different variables, assumptions or conditions. In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included comments related to each critical accounting policy described as follows:

•	allowance for doubtful accounts;

•	provision for contingencies;

•	recognition of deferred income taxes;

•	impairment of long-lived assets; and

•	revenue recognition.

   Allowance for doubtful accounts

     We maintain our allowance for doubtful accounts at a level believed adequate by our management to reflect probable losses in our trade receivables due to customer default, insolvency or bankruptcy. We record an allowance for doubtful accounts based on several indications predicting that an account may not be collectible. The allowance for doubtful accounts is recorded as a reduction in the balances of related receivables.

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

   Recognition of deferred income taxes

     We recognize income taxes using the comprehensive liability method of accounting. Under this method, deferred income taxes are recognized for the tax consequences of “temporary differences” by applying the statutory tax rate to the difference between the financial statement carrying amounts and the tax basis of existing assets and liabilities, calculated on a subsidiary basis. The effect on deferred income taxes of a change in tax rates is recognized in income in the period of enactment. We estimate the tax valuation allowance by assessing the future recoverability of the deferred tax assets. The allowance is based on estimates of taxable income in each jurisdiction in which we operate and the period over which the assets will be recoverable. In the event that actual results differ from those estimates, we may need to establish additional valuation allowances, and such allowances may be material. We consider the effect of translating procedures as permanent differences in determining deferred income tax. Accordingly, as of December 31, 2004, we had recognized a valuation allowance of US$22.4 million (US$26.5 million as of December 31, 2003) against our deferred tax assets. A decrease of 10% in the future taxable income from our projections utilized in assessing the recoverability of deferred tax assets will not have any impact on the amount of the valuation allowance already recognized.

  Impairment of long-lived assets

     We periodically evaluate the carrying value of our long-lived assets, which consist primarily of tangible fixed assets and intangible assets, for impairment. We consider the carrying value of a long-lived asset to be impaired when the anticipated discounted cash flows from such asset are separately identifiable and result in less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Assets released from productive activities are carried at the lower of cost or its estimated net realizable value. During the year ended December 31, 2004, we recognized an impairment charge of US$4.4 million. See Note 16 to our Consolidated Financial Statements. A decrease of 30% in operating cash flows (excluding interest charges) from our projections utilized in assessing the recoverability of long-lived assets would require recognition of an additional impairment of US$5 million of the goodwill related to the soft drink business in Argentina.

  Revenue Recognition

     We do not consider our revenue recognition policy a critical accounting policy because the recognition of revenues does not involve estimates with a high degree of uncertainty, does not require subjective judgment and it is not likely that materially different amounts would be reported under different conditions.

Summary of Results of Operations

     The following table sets forth, for each of the years ended December 31, 2002, 2003 and 2004, selected components of our results of operations as a percentage of net sales for each of those years.

	2002	2003	2004

Net sales	100.0%	100.0%	100%
Cost of goods sold	(65.8)	(51.6)	(46.3)
Gross profit	34.2	48.4	53.7
Selling and marketing expenses	(25.7)	(23.0)	(20.8)
Administrative and general expenses	(9.2)	(6.2)	(4.8)
Operating income (loss)	(0.8)	19.2	28.1
Net income (loss)	(29.0)	5.9	7.7

     The following table sets forth, for each country of operation and for the years ended December 31, 2002, 2003 and 2004, our net sales, operating income (loss) as well as total assets at the end of each of those years, in each case before adjustments for intercompany transactions. See Note 19 to the Consolidated Financial Statements.

Geographic Segment Data	2002	2003	2004
		(in US$ millions)
Argentina
Net sales	$278.5	$412.4	$513.3
Operating income (loss)	(29.8)	63.2	118.3
Total assets	689.1	764.8	744.7
Bolivia
Net sales	88.7	92.2	108.0
Operating income	28.9	35.6	50.2
Total assets	268.5	280.4	313.6
Chile
Net sales	22.0	22.2	23.0
Operating loss	(2.9)	(2.0)	(0.2)
Total assets	22.4	20.4	21.3
Paraguay

Geographic Segment Data	2002	2003	2004
		(in US$ millions)
Net sales	59.5	74.7	94.4
Operating income	11.7	24.2	41.1
Total assets	99.6	129.6	166.3
Uruguay
Net sales	23.6	26.4	36.7
Operating income (loss)	(3.8)	0.3	7.5
Total assets	32.9	43.8	73.3

Note:	Net sales and operating income (loss) figures in the table above include intercompany sales and operations that have been eliminated in consolidation. Total assets figures include intercompany balances that have been eliminated in consolidation and do not include assets related to corporate headquarters. See Note 19 to the Consolidated Financial Statements.

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

Fiscal 2004 Compared with Fiscal 2003

     The economic recovery in some of our markets (such as Argentina, Paraguay and Uruguay) commenced in 2003 and continued in 2004. The year saw economic growth in all of the markets where we do business, while inflation remained under control and the exchange rate relatively stable. This led to growth in all of the beer and soft drink markets where we do business.

  Net Sales

     We reported consolidated net sales of US$765.2 million for the year ended December 31, 2004, compared to US$622.7 million in 2003. Our 2004 performance for each of our business categories is described below.

  Beer

     Total beer volume sold during 2004 was 15,376,000 hectoliters, a 7.8% increase from the volume sold in 2003, reflecting strong volume growth in all of our markets with the exception of Chile, where we stopped selling the Heineken brand in June 2003. Beer volume growth was particularly strong in Paraguay and Uruguay, both markets that had suffered large volume declines in 2003. Bolivia and Argentina also posted solid growth.

     Beer sales represented 76.1% of our total consolidated net sales in 2004 compared to 75.4% of our total consolidated net sales in 2003. Net beer sales for 2004 were US$582.7 million, compared to US$469.2 million in 2003. This increase was principally the result of higher pricing, particularly in Argentina. Average pricing for our beer sales on a consolidated basis increased approximately 15.2% in dollar terms compared to 2003. Also contributing to the increase in revenues were the higher volumes in Argentina, Bolivia, Paraguay and Uruguay.

     The following is a geographical breakdown of our total beer volumes and net beer sales in 2004, in each case compared to 2003:

	Volumes —2003	Volumes—2004	Net sales—2003	Net sales—2004
Country	(in hectoliters)	(in hectoliters)	(in US$ million)	(in US$ million)
Argentina	9,959,000	10,480,000	267.4	335.7
Bolivia	1,843,000	2,143,000	92.2	107.9
Chile	419,000	380,000	22.2	23.0
Paraguay	1,614,000	1,836,000	71.6	90.6
Uruguay	445,000	593,000	19.7	27.3
Inter-company sales	(19,000)	(56,000)	(3.8)	(1.8)

Total	14,261,000	15,376,000	469.2	582.7

     The 5.2% total beer volume increase in Argentina was principally the result of growth in the beer market overall. Net sales in this market increased by US$68.3 million, principally as a result of nominal price increases and of the increase in volumes.

     Management estimates that the overall beer market volume in Bolivia increased by approximately 16.4% in 2004. This was due to the improvement of economic indicators, including an increase of the Gross Domestic Product of approximately 3.6% (the largest in 5 years), relatively low inflation and the strengthening of consumer confidence in the country as the social unrest of 2003 subsided. Given our dominant position in the market, our volumes increased at a similar rate, to 2,143,000 in 2004 from 1,843,000 hectoliters in 2003. Our net beer sales for 2004 increased from US$92.2 million to US$108.0 million, as a result of the higher volumes sold. The 16.3% increase in volume sales and selective price increases introduced on a regional basis compensated for a 3% devaluation of the local currency. Indeed, average prices, measured in U.S. dollars, were virtually unchanged on a per hectoliter compared to 2003.

     Although the overall beer market volume in Chile grew by an estimated 1.3% during 2004, our own beer volumes declined to 380,000 hectoliters from 419,000 hectoliters in 2003, due to the loss of the Heineken brand in June 2003. Net of the effect of the loss of Heineken, however, the rest of our portfolio was virtually stable in terms of volumes sold, compared to 2003. Despite the decline in our sales volume, our net sales actually increased to US$23.0 million compared to US$22.2 million in the previous year. This was due to a 4.5% appreciation of the local currency, which more than compensated for a decline in average local currency prices, in turn principally the result of aggressive pricing for cans used in the supermarket channel in response to actions introduced by the competition.

     Paraguayan market volumes confirmed the recovery that had started during the fourth quarter of 2003, increasing approximately 13% during 2004. Our own volumes increased 13.7% from 1,614,000 hectoliters in 2003 to 1,836,000 hectoliters in 2004. This improvement was the result of a more favorable economic climate and also of a conservative price policy. In fact, price increases were principally related to the repositioning of brands within our portfolio. Net sales increased by 26.5% from US$71.6 million in 2003 to US$90.6 million in 2004 because of higher volumes and favorable changes in exchange rates.

     In Uruguay, the beer market recovered strongly from a poor performance in 2003. Accordingly, our beer volume sales increased 33% to 593,000 hectoliters, compared to 445,000 hectoliters in 2003. A solid performance of the Uruguayan economy, in addition to our conservative price policy (prices have not been increased since 2003) were responsible for the increase in volume sales. Further, average prices in dollar terms increased approximately 4% principally due to an appreciation of the Uruguayan peso, to the repositioning of our Patricia brand and to lower distribution margins. Higher volumes and marginally higher prices resulted in a 39% increase in net revenues, from US$19.7 million in 2003 to US$27.3 million in 2004.

  Soft Drinks and Water

     We sell soft drinks and water in Argentina and Uruguay. Our water volumes have declined substantially compared to the years prior to 2001, when we transferred substantially all of our water business in Argentina to Eco de los Andes S.A., a company in which we have an approximate 49% ownership interest and in which Nestlé Waters owns an approximate 51% interest. See Note 5 to the Consolidated Financial Statements. Our soft drink volumes correspond to our sales under franchise and bottling agreements with PepsiCo. The following is a geographical breakdown of our soft drink and water volumes and sales, in both cases compared to 2003:

	Volumes—2003	Volumes—2004	Net sales—2003	Net sales—2004
Country	(in hectoliters)	(in hectoliters)	(in US$ million)	(in US$ million)
Argentina (of which water is)	5,901,000	6,490,000	139.2	167.9
	(44,000)	(42,000)	(0.5)	(0.4)
Uruguay (of which water is)	195,000	281,000	6.6	9.4
	(11,000)	(7,000)	(0.1)	(0.1)

Total (of which water is)	6,096,000	6,771,000	145.8	177.1
	(55,000)	(49,000)	(0.6)	(0.5)

     Volumes for soft drinks and water in Argentina increased 10% compared to 2003, principally due to the strong performance of the Argentine economy. We continued to rely on modern and innovative introductions to support the success of our business. We introduced products such as Seven/Up Ice and new flavors for Gatorade Fierce. Average prices increased 9.7% in dollar terms, due principally to price increases introduced throughout 2004. The combination of higher prices and higher volumes resulted in revenue growth of 21%.

     In Uruguay, our soft drink and water volumes increased 44% due to the solid performance of the Uruguayan economy and also to our expanded roll-out of the 1.25 liter, returnable glass bottle, that helped us gain approximately 2 percentage points of market share. This expansion, on the other hand, was responsible for a slight decline in average prices, measured in dollar terms. A combination of higher volumes, accounting for US$3.2 million, and a lower average selling price, accounting for (US$0.4) million, resulted in a 41% net increase in revenues from US$6.6 million in 2003 to US$9.4 million in 2004.

  Other Sales

     Other sales included sales of excess barley and malt inventories to third parties, as well as sales of glass bottles from our bottle factory in Paraguay and crown bottle tops from our plant in Argentina. These sales totaled US$7.6 million in 2003 and US$5.4 million in 2004.

  Cost of Goods Sold

     Cost of goods sold was US$354.5 million in 2004, compared to US$321.3 million in 2003. This increase was principally a result of an 8.8% increase in total beverages sold. Cost of goods sold for beverages on a per hectoliter basis actually declined approximately 2%, despite increases in certain costs such as labor, PET and utility rates, particularly in Argentina. This performance was the result of continuing cost reductions and improvements in our industrial efficiency.

  Gross Profit

     Gross profit was US$410.7 million in 2004, compared to US$301.4 million in 2003. This was principally the result of a substantial increase in revenues, and also of cost savings due to improvements in industrial efficiency.

  Selling and Marketing Expenses

     Our selling and marketing expenses increased 11.1% to US$159.4 million in 2004, from US$143.5 million in 2003, reflecting a 32% increase in advertising expenses in the Argentina, a 13% increase in advertising expenses in Bolivia and a 43% increase in advertising expenses in Paraguay, as well as higher costs of freight (increasing 20% on a consolidated basis) in all of our markets. Advertising and promotion expenses increased slightly as a percentage of sales, compared to 2003, reaching 7.4%.

  Administrative and General Expenses

     As a result of our continued focus on expense control and cost-reduction initiatives, administrative and general expenses declined 5.2% to US$36.4 million in 2004. Contributing to this were principally expense reductions in Bolivia (due to a 20% headcount reduction) and an 11% reduction in Chile, Paraguay and Uruguay combined, as a result of the centralization of many administrative functions in Argentina.

  Operating Income (Loss)

     Our operating income for 2004 was US$214.9 million, compared to a US$119.5 million in 2003. This difference was principally due to the increase in sales described above and to the reduction of costs and expenses on a per hectoliter basis.

  Interest Income

     Interest income declined to US$7.7 million in 2004 from US$12.3 million in 2003, reflecting lower cash balances held in banks, on average throughout the year, as we paid down debt and also used cash balances for corporate purposes, such as the self-tender of our shares.

  Other Income

     Other income declined from US$36.8 million in 2003 to US$4.6 million in 2004. In 2003, other income included a gain of US$29.4 million related to the settlement of pre-acquisition contingencies, and to the reduction in related reserves. See Note 22 to the Consolidated Financial Statements.

  Foreign Exchange Results and Translation Adjustments

     Foreign exchange results and translation adjustments declined from a gain of US$7.2 million in 2003 to a loss of US$1.8 million in 2004. This reflects the effect of local currency devaluations relative to the U.S. dollar on our net monetary positions, principally in Bolivia and Paraguay, since December 2003. See “Item 5. Operating and Financial Review and Prospects”- Operating Results - Impact of Inflation.

  Interest and Financial Expenses

     Interest and financial expenses declined to US$28.5 million in 2004, from US$38.8 million in 2003. This was principally due to a write-down of certain Argentine government securities we held in our investment portfolio as well as a lower debt position on average for the year (i.e., regardless of the year-end position). We were also able to reduce the cost of our indebtedness by raising new debt to prepay our original, more expensive debt.

  Other Expenses

     Other expenses increased from US$64.2 million in 2003 to US$66.3 million in 2004, principally the result of a larger bonus pool for senior management as financial results improved. See Notes 16 and 21 to the Consolidated Financial Statements.

  Income Taxes

     Under present Luxembourg law, as long as we maintain our status as a holding company no income tax is payable in Luxembourg by us. Income taxes relate to our operating subsidiaries and include current income tax expenses as well as deferred income taxes. We adopted the criterion of considering the effects of the translation as a permanent difference when calculating the deferred tax. Income tax charge increased to US$52.0 million in 2004, compared to US$23.3 million in 2003, principally due to the increase in net profit before taxes. See Note 17 to the Consolidated Financial Statements.

  Net Income

     Based upon the foregoing results, net income for 2004 was US$59.1 million, compared to US$36.8 million in 2003.

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

     The following is a geographical breakdown of our total beer volumes and net beer sales in 2003, in both cases compared to 2002:

	Volumes—2003	Volumes—2002	Net sales—2003	Net sales—2002
Country	(in hectoliters)	(in hectoliters)	(in US$ million)	(in US$ million)
Argentina	9,959,000	7,642,000	267.4	163.8
Bolivia	1,843,000	1,688,000	92.2	88.7
Chile	419,000	432,000	22.2	22.0
Paraguay	1,614,000	1,402,000	71.6	57.0
Uruguay	445,000	275,000	19.7	14.2
Intercompany sales	(19,000)	(9,000)	(3.8)	(3.1)

Total	14,261,000	11,429,000	469.2	342.6

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

	Volumes—2003	Volumes—2002	Net sales—2003	Net sales—2002
Country	(in hectoliters)	(in hectoliters)	(in US$ million)	(in US$ million)
	5,901,000	5,468,000	139.2	107.1
Argentina (of which water is)	(44,000)	(60,000)	(0.5)	(0.5)
	195,000	239,000	6.6	9.3
Uruguay (of which water is)	(11,000)	(47,000)	(0.1)	(0.7)

	6,096,000	5,707,000	145.8	116.5
Total (of which water is)	(55,000)	(107,000)	(0.6)	(1.3)

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

  Administrative and General Expenses

     As a result of our continued focus on expense control and cost-reduction initiatives, administrative and general expenses declined 11% to US$38.4 million in 2003 despite the appreciation of the Argentine peso and the addition of the AmBev businesses. Contributing to this was an 11% reduction in headcount on a pro forma basis. Also contributing to this decrease, was the absence of expenses incurred in 2002 in relation to both the alliance with AmBev and to arbitration proceedings with Heineken.

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

  Other Income

     Other income increased from US$4.4 million in 2002 to US$36.8 million in 2003. In 2003, other income included a gain of US$29.4 million related to the settlement of pre-acquisition contingencies, and to the reduction in related reserves. See Note 22 to the Consolidated Financial Statements.

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

  Other Expenses

     Other expenses decreased from US$155.9 million in 2002 to US$64.2 million in 2003, principally due to the review of the value of our long-lived assets in Argentina and elsewhere during 2002. This review included an assessment of the effect that the economic crisis had on the future business environment for the soft drinks business. As a result of this assessment, goodwill was reduced by US$90 million in 2002, largely accounting for the decrease in other expenses. See Note 16 to the Consolidated Financial Statements.

  Income Taxes

     Under present Luxembourg law, so long as we maintain our status as a holding company, no income tax is payable in Luxembourg by us. Income taxes relate to our operating subsidiaries and include current income tax expenses as well as deferred income taxes. We adopted the criterion of considering the effects of the translation as a permanent difference when calculating the deferred tax. Income tax benefit decreased to a charge of US$23.3 million compared to a benefit of US$47.6 million in 2002. This was due to the positive result of the operations and the effect of the appreciation of the peso. See Note 17 to the Consolidated Financial Statements.

  Net Income

     Based upon the foregoing results, net income loss for 2003 was US$36.8 million, compared to a loss of US$135.9 million in 2002.

LIQUIDITY AND CAPITAL RESOURCES

     Because we are a holding company, our ability to pay dividends and service any debt obligations depends primarily upon our receipt of sufficient funds from our principal subsidiary, QI(B), which depends in turn on QI(B)’s receipt of sufficient funds from its direct and indirect subsidiaries in Argentina, Bolivia, Chile, Paraguay and Uruguay. Beginning on December 3, 2001, the Argentine government imposed a number of monetary and currency exchange control measures that included restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad. These restrictions have been progressively reduced. See “Item 3. Key Information—Risk Factors—Risk Factors Related to the Effect on Quinsa of the Current Economic Situation in Argentina—Central Bank restrictions on the transfer of funds outside of Argentina could prevent us from receiving sufficient funds from our Argentine subsidiaries and inhibit the distribution of dividends and payments on our external debt.” There can be no assurance, however, that the Central Bank will not once again require its prior authorization for dividend payments to foreign shareholders or for payment of debt obligations. If this were to occur, our ability to receive funds from our Argentine subsidiaries could be inhibited, and this, in turn, would significantly impact our ability to pay dividends and service our debt obligations.

     Current limitations imposed by the Central Bank of Argentina affected our operations including the following:

•	The acquisition of foreign currency as an investment is limited, on a monthly basis, to the larger of US$2 million or three times the amount paid in certain taxes during the second month prior to the acquisition of said foreign currency. The total amount of U.S. dollars held as investments of foreign currency by our Argentine subsidiary, CMQ, was US$15.2 million as of June 14, 2005.

•	The acquisition of foreign currency to pay principal on debt obligations can be made:

a.	on the date of maturity with no restrictions;

b.	within 360 days prior to the maturity date; or

c.	on any date when payment is due as a result of the occurrence of specific conditions expressly contemplated in refinancing agreements of external debts entered into with foreign creditors as of February 11, 2002.

•	The acquisition of foreign currency to pay interest maturities on debt obligations can be made 15 days prior to the date of each maturity for the payment of interests accrued during the then current interest period.

•	In all cases, payments may be made only so long as the debt obligations are registered with the Central Bank, and only to the extent funds disbursed under the debt obligations being repaid entered Argentina at least 365 days before the date of payment.

•	If we want to acquire foreign currency before principal and/or interest maturities become due, we must adhere to the following limitations:

a.	Until June 30, 2005, we may acquire foreign currency in an amount that shall not exceed the lesser of 35% of the principal amount of our restructured debt (with a maximum limit of monthly purchases of foreign currency of up to US$40 million) and the total amount of interest accrued, either due or not, and of principal due under the restructured debt. Funds so acquired must be applied to pay principal and/or interest before June 30, 2005.

b.	We may acquire additional amounts to those set forth above, as long as the foreign currency so acquired is applied to pay principal and/or interest maturities within 360 days from the date of acquisition, and the acquired amount does not exceed the amounts payable under our debt obligations within a period of 360 days as from the date of acquisition.

     Unless the Central Bank of Argentina modifies current regulations to allow for an extension of these programs, CMQ’s alternatives to acquire dollars in order to hedge its dollar exposure are severely limited.

     In June 2005 the Argentine government imposed new restrictions related to the raising of new loans from abroad. Decree 616/2005 requires that, in the case of financing agreements of Argentine residents where creditors are non-Argentine residents, 30% of the amount involved must be deposited in a local financial entity, in U.S. dollars, and for a term of at least 365 days. This special purpose deposit may not be transferred to third parties or used as collateral. Funds so deposited will not accrue interest. Finally, repayment under such financing agreements must not be made before 365 days have passed, not even with funds held abroad by Argentine residents. Decree 616/2005 only applies to financing agreements disbursed on or after May 26, 2005.

     Furthermore, the payment of dividends by us and by our various subsidiaries is in certain instances subject to statutory restrictions and restrictive covenants in debt instruments, such as legal reserve requirements, capital and retained earnings criteria and other restrictions, and is contingent upon the earnings and cash flow of and permitted borrowings by us and by those subsidiaries. The inability on the part of some of our subsidiaries to pay dividends would impact the amount of funds available to us to pay dividends and service our debt obligations.

     As of December 31, 2004, we had cash and cash equivalents totaling US$120.6 million, a decrease of US$18.8 million from US$139.4 million of cash and cash equivalents held as of December 31, 2003. This decrease resulted principally from investing and financing activities, since net cash provided by operating activities was US$102.6 million higher in 2004 than in 2003. Thus, during 2004 we had higher investments for US$91.1 million, principally related to the acquisition from minority shareholders of shares in our subsidiaries (Bolivia and Paraguay), to investments in medium-term financial assets and to the purchase of tangible fixed assets.

     In terms of the main differences in our financing activities for both years, we paid dividends during 2004 totaling US$11 million (we did not pay dividends in 2003) and we acquired more of our own shares in the New

York and Luxembourg Stock Exchanges for a total of US$128.7 million (compared to US$41.7 million in 2003). We also raised US$11.4 million in new debt (net of debt repayments) compared to net debt repayments of US$54.7 million in 2003.

     We include more details on these activities below.

Operating Activities

     Our operating activities resulted in net cash inflows of US$249.3 million, US$146.7 million and US$62.4 million for 2004, 2003 and 2002, respectively. Cash flows in 2002 were affected by the Argentine economic crisis particularly after the local currency devaluation of January 2002 that ended a decade during which the peso had been pegged to the U.S. dollar. Thus, beer sales volumes declined not only in Argentina but also in Paraguay and Uruguay, whose economies suffered contagion effects. The U.S. dollar exchange rate increased from P$1.00 / US$ to P$3.36 / US$ over the 12 months to December 2002, while our nominal prices for beer in that market could only be increased in line with inflation (approximately 40%) due to the very severe economic recession.

     A significant portion of our costs were at the time either in U.S. dollars or pegged to the dollar. The combination of these effects led to a significant narrowing of our cash margins, and therefore also of our cash generation.

     During 2003, however, our net cash provided by operating activities more than doubled compared to the previous year, principally as a result of the following:

•	the addition of volumes from the former AmBev operations in Argentina, Paraguay and Uruguay as of February 1, 2003. These additional volumes represented approximately 16% of the total beer volumes sold in 2003 in Argentina, approximately 39% of the total beer volumes sold in Uruguay and approximately 29% of the total beer volumes sold in Paraguay;

•	an appreciation of the local currencies in Argentina, Chile and Paraguay that resulted in an increase in revenues (measured in U.S. dollars) for those countries, and a decrease in dollar-related costs (measured in local currency);

•	price increases in Argentina: nominal prices for beer were increased in March and September 2003, approximately 10% on average each time. The rate of inflation over the same period (which is a reasonable proxy for the cost increases) was negligible; and

•	the success of our integration with AmBev’s former operations in Argentina, Paraguay and Uruguay, which allowed for significant cost savings, particularly in terms of administrative expenses (as AmBev subsidiaries were absorbed by our operations), industrial costs (as we closed certain plants, increasing average capacity utilization at the others), procurement (as our larger combined volumes allowed us to obtain lower prices for our raw material), sales and distribution and advertising.

     Further, strict control over our working capital allowed us to reduce it despite an increase of approximately 33% in revenues compared to 2002. Thus, for example, trade receivables actually declined by US$5.7 million as credit terms for customers were reduced, while accounts payable and accrued expenses increased by US$15.0 million.

     Net cash provided by operating activities during 2004 increased approximately 70% compared to the previous year, to US$249.3 million. This was principally the result of a 7.8% increase in beer volumes sold and an 11% increase in soft drink and water volumes sold, compared to 2003. Also, average consolidated beer prices increased 15.2%, principally due to price increases in Argentina and to the repositioning of brands in Paraguay. Average prices in Chile also increased when measured in dollar terms, although in this case it was principally the result of an appreciation of the Chilean peso. For soft drinks, the average consolidated selling price increased, in dollar terms, 9.3%. Thus, total cash margins improved compared to 2003.

     We also continued to maintain a strict control over working capital. Thus, despite a 23% increase in revenues, trade receivables only increased 6%, or US$2.6 million, and stocks increased only 9%, or US$6.8 million. On the other hand, accounts payable increased 10%, or US$13.2 million.

Investing Activities

     Our investing activities resulted in net cash outflows of US$137.5 million, US$46.4 million and US$23.4 million for 2004, 2003 and 2002, respectively.

     Our investing activities in 2004 principally consisted of the purchase of tangible fixed assets amounting to US$72.2 million (see “—Capital Expenditures” below), an increase of US$50.3 million in the financial assets in which we invested, and the acquisition of shares in our Bolivian subsidiary, CBN (in which we hold 85.14% as of December 31, 2004), and in our Paraguayan subsidiary, Cervecería Paraguaya (in which we hold 87.36% as of December 31, 2005), for a total of US$30.1 million. These cash outflows were partially offset by net proceeds from the sale of tangible fixed assets of US$15.1 million. Our investing activities in 2003 principally consisted of purchases of tangible fixed assets amounting to US$38.0 million (US$12.7 million in bottles and crates and the balance in other fixed assets), an increase in financial assets of US$20.7 million, and the acquisition of minority interests of US$11.4 million (principally in our subsidiary in Uruguay, FNC, in which we now held, as of December 31, 2003, an indirect ownership interest of 97.91%, and in our subsidiary in Bolivia, CBN, in which we held, as of December 31, 2003, an indirect ownership interest of 79.98%). These cash outflows were partially offset by net proceeds from the sale of tangible fixed assets of US$10.5 million and US$12.9 million in cash received as a result of the acquisition of subsidiaries (the former AmBev operations in Argentina, Uruguay and Paraguay). Our investing activities in 2002 principally consisted of purchases of tangible fixed assets totaling US$20.5 million (US$6.1 million in bottles and crates and the balance in other fixed assets) and acquisitions of minority interests amounting to US$6.7 million.

Financing Activities

     Our financing activities resulted in net cash outflows of US$129.8 million, US$95.3 million and US$41.6 million for 2004, 2003 and 2002, respectively.

     Our financing activities in 2004 primarily consisted of the acquisition of treasury stock totaling US$128.7 million, the payment of dividends in the amount of US$11.0 million, the payment of dividends to minority shareholders in our subsidiaries in the amount of US$8.4 million, and the raising of US$ 189.3 million in long-term debt, of which US$177.9 million was used to refinance previous long-term debt. Thus, for example, we raised approximately US$ 62 million in medium-term peso debt in Argentina, and US$49 million in long-term, dollar- denominated bank debt at our subsidiaries in Bolivia, Paraguay and Uruguay. We used the financing obtained in Argentina to prepay the U.S. dollar-denominated bank debt that had been refinanced by our Argentine subsidiary with the banks in 2003. See Notes 13 and 26 to the Consolidated Financial Statements.

     Our financing activities in 2003 primarily consisted of the repayment of long-term debt totaling US$54.7 million, the acquisition of treasury stock totaling US$41.7 million and the repayment of dividends to minority shareholders in our subsidiaries in the amount of US$8.3 million. The treasury stock acquired included 2.8 million Class A shares (0.4% of total Class A shares outstanding) and 5.0 million Class B shares (7.1% of total Class B shares outstanding). Dividends to minority shareholders are related to the dividends paid by our subsidiaries in Paraguay and in Bolivia, and also include US$4.0 million paid by QI(B) to Heineken. These cash outflows were partially offset by a net increase in short-term debt of US$9.4 million. See also “Item 4. Information on the Company—History and Development—Recent Events—Stock Repurchases.”

     Our financing activities in 2002 principally consisted of the repayment of short-term and long-term debt totaling US$71.6 million and payments of dividends to minority shareholders in our subsidiaries in the amount of US$8.3 million, partially offset by new long-term bank loans totaling US$40.0 million.

Capital Expenditures

     Capital expenditures for 2002, excluding bottles and crates, were US$14.4 million. These expenditures were primarily related to the installation of new filling lines for our soft drink business in Argentina and the purchase and installation of coolers to place at our points of sale. Other than these investments, there were no significant expenditures to expand capacity.

     In 2003, excluding bottles and crates, our capital expenditures amounted to US$25.3 million. They were primarily related to the installation of coolers and to the installation of a filling line for our soft drink glass returnable bottle business.

     In 2004, excluding bottles and crates, our capital expenditures amounted to US$44.6 million. They were primarily related to the purchase of coolers to place at points of sale, the acquisition of a new oven to produce glass bottles at Fábrica Paraguaya de Vidrios and related investments, various building works related to the centralization of our administration, and a number of industrial projects aimed at improving our efficiency, such as investments in the refrigeration system in Argentina.

     The following table summarizes our capital expenditures, excluding bottles and crates, for each of 2002, 2003 and 2004:

	2002	2003	2004
	(in US$ millions)
Brewing Business	8.0	16.6	34.3
Malting Facilities	0.0	0.0	2.2
Soft Drinks and Water Business	6.0	8.6	6.6
Other	0.4	0.1	1.5

Total	14.4	25.3	44.6

     In 2002, 2003 and 2004, we spent US$6.1 million, US$12.7 million and US$ 27.6 million, respectively, on bottles and crates. The increase in 2004 was due to an increase in volumes sold. The increase in 2003 was due to an increase in volumes sold as well as to the expansion of soft drink sales in our 1.25 liter glass bottle, which was introduced in 2002. The introduction of 1.25 liter glass bottles explains the increase in our capital expenditures for 2002.

     Including the acquisitions of new businesses and minority interests, total capital expenditures amounted to US$27.2 million, US$49.4 million and US$102.3 million in 2002, 2003 and 2004, respectively. During 2004, of the total amount we invested in capital expenditures and bottles and crates, 59% went to our Argentine beer business, 14% to our Argentine soft drink business and 12% to our total business in Bolivia.

     Our principal capital expenditures currently in progress are related to the expansion of our malting facility in Argentina, the investment in a new glass bottle production facility in Paraguay and a new filling line for our soft drinks business in Argentina. We intend to fund future capital expenditures with internally generated cash as well as with borrowings. Currently, management expects capital expenditures for 2005 to be approximately US$106.9 million, which includes expenditures for bottles and crates. Estimates of our capital expenditures for 2005 are based on current expectations and are subject to change. We cannot assure you that actual costs will not exceed estimates or that we will not reallocate or alter our capital expenditures.

External Funding

     Our short-term debt is principally denominated in U.S. dollars and represents borrowings from banks. At December 31, 2004, our current loans and short-term portion of long-term debt amounted to US$106.6 million compared to US$104.1 million at December 31, 2003 and US$273.9 million at December 31, 2002. The amount as of December 31, 2004 included the current portion of our long-term, dollar-denominated bank debt, the short-term portion of medium-term, Argentine peso bank debt, approximately US$7.3 million in short-term debt denominated in Bolivian pesos, and outstanding notes due in September 2005 for US$14.2 million (issued by the former Buenos Aires Embotelladora S.A. (“BAESA”). As of June 15, 2005, both the current portion of our dollar-denominated bank debt and the notes issued originally by BAESA had been repaid in full with the proceeds from a new US$150 million bank loan to our Argentine subsidiary, which was assigned to an independent trust and securitized.

     Our long-term loans are principally denominated in U.S. dollars and represent borrowings from banks. At December 31, 2004, our long-term debt, excluding the current portion, amounted to US$257.7 million, compared to US$238.6 million in 2003 and US$100.7 million in 2002. The average life of our bank debt was 2.5 years, compared to 4.3 years in 2003 and 9 months in 2002. As of December 31, 2004 and 2003, we had long-term debt of US$86.4 million and US$14.2 million, respectively, at fixed interest rates and US$243.9 million and US$315.0 million, respectively, at rates which varied in relation to established indices, principally LIBOR, plus a fixed spread. Of our total outstanding long-term debt at December 31, 2004, US$116.7 million was to mature in 2006, US$83.8 million was to mature in 2007, and US$5.3 million was to mature in 2008, and the rest, US$51.9 million, was to mature in 2009 and following years. See Note 13 to the Consolidated Financial Statements.

     During March 2005, our Argentine subsidiary, CMQ, raised US$150 million by means of a new bank loan, which was immediately securitized. See “—Other Liquidity Matters—CMQ Liquidity Matters” below.

Dividends

     Our Board of Directors has recommended that we pay a dividend on August 8, 2005 of US$0.316 per ADS, and our shareholders will vote on the recommendation at a shareholder meeting to be held on July 15th, 2005. In 2004 we paid dividends of US$11.0 million. We did not pay dividends in 2003 or 2002. Dividends paid in any year are related to results of the previous year. Our ability to pay dividends is subject to certain statutory minimum capital requirements imposed by Luxembourg law. Any future dividends could cause Qiomsa’s capital reserves to fall below the statutory minimum. As a result, there can be no assurance that we will pay dividends in the future. See “Item 4. Information on the Company—History and Development—Recent Events—Stock Repurchases, Dividends, and Changes to our Fiscal Year” for more information.

     Dividends to minority shareholders in consolidated subsidiaries, excluding Heineken, were US$8.4 million, US$4.3 million and US$8.3 million in 2004, 2003 and 2002, respectively. Heineken received dividends from QI(B) in 2003 of US$4.0 million.

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

     Furthermore, the payment of dividends by us and by our various subsidiaries is also, in certain instances, subject to statutory or legal restrictions and restrictive covenants in debt instruments, like legal reserve requirements, capital and retained earning criteria and other restrictions, and is contingent upon the earnings and cash flow of and permitted borrowings by us and by those subsidiaries. Any inability on the part of some of our subsidiaries to pay dividends would impact the amount of funds available to us to pay dividends and service our debt obligations.

     Bermuda does not restrict or tax the payment of dividends by QI(B) to us, and Luxembourg does not restrict or impose withholding taxes on the payment of dividends by us to our shareholders. However, dividends paid by subsidiaries to QI(B) are subject to withholding taxes in Bolivia, Chile and Paraguay and, in certain cases, in Argentina. Dividends from CMQ, our subsidiary in Argentina, to QI(B) are currently subject to withholding tax of 35%. This is because CMQ is making use of tax losses carried forward and is therefore paying no income tax. See “Item 10. Additional Information—Exchange Controls.”

Stock Repurchases

     During 2003, on the basis of a prior authorization by the general meeting of shareholders, our Board of Directors authorized, and we implemented, several stock repurchase programs. Under these programs, in 2003, we purchased 2,811,078 Class A shares and 5,048,200 Class B shares at an average price per share of US$0.75 per Class A share and US$7.82 per Class B share. The purchases were made in open market purchase transactions.

     On December 18, 2003 and March 24 of 2004, our Board approved another series of repurchases. Specifically, the Board authorized us to purchase shares in open market transactions at a price per share not to exceed six times EBITDA per share and for an additional aggregate dollar amount of up to US$70 million. During the period from January 1, 2004 to December 31, 2004 we purchased 2,396,702 Class A shares and 3,790,522 Class B shares, having an aggregate purchase price of US$36.5 million and an average price per share of US$0.958 per Class A shares and US$8.995 per Class B shares. During the period from January 1, 2005 to June 15, 2005, we acquired a further 1,037,278 Class B shares at an average price of US$12.208 as a part of the program approved on March 24, 2004. As of June 15, 2005, approximately US$22 million remained available for stock repurchases under this latest program.

     On August 18, 2004, we announced the launch of a self tender for our Class B shares (including those held as ADSs). The self tender ended in September 16, 2004. As a result, we acquired 9,584,428 Class B Shares at a price of US$9.50 per share, for a total of approximately US$93 million (including fees and expenses).

     For more information about stock repurchases, including possible limitations on future repurchases, please see “Item 4. Information on the Company—History and Development—Recent Events—Stock Repurchases, Dividends, and Changes to our Fiscal Year.”

Other Liquidity Matters

     In response to the economic situation in Argentina and the highly inflationary environment that existed in the past few years, we have been working to control our working capital and improve our cash generation. At December 31, 2004, the average life of our accounts receivable decreased to 10 days from an average life of 13 days in 2003 and 21 days in 2002. These figures vary among the different countries in which we operate based on the particularities of each market. We have not experienced significant credit problems with our customers in the periods under review.

     We rarely engage in hedging of our raw material costs although our policy may change in the future. Our foreign exchange exposure, which is principally represented by CMQ’s dollar-denominated debt, is not easy to hedge because of the Argentine Central Bank’s restrictions. These restrictions include limitations on the amounts of foreign currency that can be acquired for investment purposes and the prepayment foreign currency denominated debt (see the introductory paragraphs to “—Liquidity and Capital Resources” above for more details). Since we rarely hedge our raw material costs and only do so on a limited basis for our foreign exchange exposure, our results of operations and liquidity may adversely be affected by fluctuations in commodity prices and exchange rate movements.

     The Argentine economic situation made access to new credit difficult during 2002 and 2003. We were able, however, to raise US$14 million in long-term financing during the 2002 economic crisis. Furthermore, given the increase in local currency liquidity that Argentine banks have experienced starting in the second half of 2003, CMQ was able to raise medium-term local currency bank loans with which to acquire U.S. dollars to prepay its foreign currency debt. As of December 31, 2004, CMQ had already raised the equivalent of approximately US$62 million in local currency, for an average life of approximately 2 years, for this purpose. We do not have any off-balance sheet financings.

     Since our business is very seasonal (see “Item 4. Information on the Company—Seasonality”), our cash flow follows the same trend. We tend to generate cash flow in excess of our operating needs during the first and fourth quarters of the year (the summer season in the Southern Hemisphere), while our cash flow generation tends to be lower during the second and third quarters. All cash generated in excess of anticipated operating needs is used to acquire U.S. dollars and U.S. dollar-denominated short-term investments, which are transferred to our accounts with international banks in New York. These dollar balances are invested in overnight accounts in order to preserve liquidity. This policy is used both to hedge the dollar exposure represented by CMQ’s bank debt and to preserve the value of our investments in a highly volatile economic environment. CMQ’s access to foreign currency is currently limited by Central Bank regulations in Argentina. Its excess cash flow is therefore used to acquire U.S. dollar-denominated instruments, such as U.S. Government Treasury bills, of which we held US$2.0 million as of December 31, 2004.

  CMQ Liquidity Matters

     Management carried out negotiations during 2002 that led to the execution of a refinancing agreement on September 18, 2003. The bank debt subject to renegotiation amounted to US$293.6 million. The agreement included certain financial covenants that varied depending on CMQ’s leverage ratios. During 2004, we continued to pay and prepay CMQ’s dollar-denominated bank debt. We made payments and prepayments totaling approximately US$125 million during 2004. A portion of those payments were financed through approximately US$62 million in medium-term peso financing.

     With CMQ’s raising of a new loan for US$150 million in March 2005, the balance of the previously refinanced bank loans was fully prepaid. As a result, we are no longer subject to the financial covenants included in the 2003 refinancing agreement. The proceeds of the US$150 million loan to CMQ were used principally to repay bank debt of approximately US$101.3 million (including a substantial portion of our short-term bank debt) and to pay off the notes issued originally by BAESA for US$14.2 million (net of the amount of the notes held by our subsidiary QI(B)). The new US$150 million loan has a final life of 7 years, an average life of 5 years (since there are equal, yearly installments starting at the end of year three), and pays a fixed coupon of 7.375%. The US$150 million facility contains customary financial covenants, including a limitation on the incurrence of new indebtedness if the debt to EBITDA ratio exceeds, or would exceed after incurrence, three to one, and limitations on liens, transactions with affiliates, and mergers or sales of assets.

RESEARCH AND DEVELOPMENT

     Research and development costs are expensed in the year in which these costs are incurred. Historically, these expenses have not been significant. During the last three years, we did not pay any royalties under our trademark or franchise license agreements.

TREND INFORMATION

     The Argentine recession that led to the January 2002 devaluation of the peso resulted in a reduction of wages in real terms and of disposable income across all class sectors of the population. This reduction in consumer buying power resulted in lower sales of our products with a consequent reduction in revenues and cash inflows during fiscal year 2002. Furthermore, even though we raised our nominal prices during 2002, the rate of local currency devaluations in Argentina, Paraguay and Uruguay far exceeded the rate of inflation in each of these markets, causing our average prices in U.S. dollars to decline.

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

     In 2003 and 2004 the economies of the countries in which we do business substantially recovered from many of the effects of the 2002 economic crisis. This is particularly true of Argentina, our largest market, where GDP grew 8.8% in 2003 and 9.0% in 2004, after having declined nearly 11% in 2002, according to INDEC. Paraguay and Uruguay, which had been most adversely affected by the situation in neighboring Argentina, also saw their economies improve during the year. Bolivia’s gross domestic product increased an estimated 3.6% and Chile’s an estimated 6.1% during 2004. However, in light of the recent economic troubles in Argentina and in the other countries in which we operate, you should recognize that our business, earnings, asset values and prospects have been and may again be materially and adversely affected by developments with respect to inflation, interest rates, currency fluctuations, government policies, exchange control regulations, taxation, social instability and other political, economic or diplomatic developments in or affecting our countries of operation. We have no control over such conditions and developments and can provide no assurance that such conditions and developments will not further adversely affect our results of operation and financial condition.

     In 2003 and 2004 our business and results of operations benefited significantly from synergies resulting from our alliance with AmBev. The effects of those synergies have been fully realized, and we believe that future growth will depend upon economic stability and growth in the markets in which we operate.

OFF BALANCE SHEET ARRANGEMENTS

     Quinsa is not a party to any off balance sheet transactions.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The table sets forth our cash payment obligations as of December 31, 2004.

Payments due by period

		Less			More
		than 1	1–3	3–5	than 5
Contractual Obligations	Total	year	years	years	years
Long-Term Debt Obligations	361.9	106.2	199.6	4.8	51.3
Capital (Finance) Lease Obligations	2.4	0.4	0.9	1.1	—
Operating Lease Obligations	—	—	—	—	—
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under Luxembourg GAAP	—	—	—	—	—

Total	364.3	106.6	200.5	5.9	51.3

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Directors

     Our administration is conducted by our Board of Directors which, in accordance with our articles of incorporation (our charter and by-laws, together the “Articles of Incorporation” or “Articles”), consists of a minimum of three and a maximum of fifteen members elected at ordinary general meetings of holders of Class A and Class B shares. In case of a vacancy in any Director position, the remaining Directors may temporarily fill such vacancy by a majority vote. The holders of Class A and Class B are then be asked to ratify such election at their next general meeting.

     The Quinsa Shareholders Agreement provides, among other things, that so long as AmBev and BAC each has a certain percentage of all shares entitled to vote at our shareholders meetings, each of AmBev and BAC will have the right to nominate 50% of the Directors constituting our Board of Directors. AmBev and BAC have also agreed to special arrangements with respect to the appointment of independent directors that are intended to preserve their proportional representation on the Board. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Quinsa Shareholders Agreement.”

     At our annual general shareholders’ meeting on June 24, 2005, Alvaro Cardoso de Souza, Gustavo Alfredo Horacio Ferrari, Diego Miguens, and Gonzalo Tanoira were each appointed to serve as Directors, while Alvaro Sáinz de Vicuña and João M. Giffoni Castro Neves were each re-appointed for additional terms as Directors. Our Board of Directors now consists of:

Name	Date of Birth
Jacques-Louis de Montalembert (1)	08-06-45
Carlos J. Miguens (1)(5)	02-16-49
Alvaro Sáinz de Vicuña (1)(2)	07-12-52
Federico Sáinz de Vicuña (1)(2)	02-26-57
Juan Manuel Vergara Galvis	07-09-59
Victorio Carlos De Marchi (3)	11-13-38
Carlos Alberto da Veiga Sicupira (3)	05-01-48
João M. Giffoni Castro Neves (3)(4)	03-31-67
Alvaro Cardoso De Souza(3)	09-05-48
Gustavo Alfredo Horacio Ferrari(3)	03-24-57
Diego F. Miguens(1)(5)	01-25-55
Gonzalo Tanoira(1)	09-28-69
Beverages Associates (BAC) Corp.	—
Dunvegan S.A.	—

(1)	These Directors were nominated by BAC pursuant to its rights under the Quinsa Shareholders Agreement. See “Item 4. Information on the Company—History and Development—Recent Events—Relationship with AmBev,” and “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Quinsa Shareholders Agreement.”

(2)	Alvaro Sáinz de Vicuña and Federico Sáinz de Vicuña are brothers.

(3)	These Directors were nominated by AmBev pursuant to its rights under the Quinsa Shareholders Agreement. See “Item 4. Information on the Company—History and Development—Recent Events—Relationship with AmBev,” and “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Quinsa Shareholders Agreement.”

(4)	Replaced Mr. Magim Rodriguez, Jr., who resigned in August 2004.

(5)	Carlos J. Miguens and Diego F. Miguens are brothers.

     Following are brief biographies of each of our Directors:

     Jacques-Louis de Montalembert is Co-Chairman of the Board of Directors. He has been a Director of Quinsa since 1989. His term of office expires in June 2008. He has represented the Bemberg family in Latin America since 1978 and is a member of various Boards of Directors, including Cervecería Chile and Bodegas Ruca Malen S.A,. and he is chairman of Fundación Pro Vivienda Social.

     Carlos J. Miguens has been a Director of Quinsa since 1989. His term of office expires in June 2009. His professional experience includes serving as President of CMQ, Malsaf and Mosa. He has also been President of M.B.P. International, and is currently President of M.B. Holdings and Agropecuaria Cantomi.

     Alvaro Sáinz de Vicuña has been a Director of Quinsa and of Quilvest since 1996. His term of office expires in June 2010. He is Chief Executive Officer and Vice President of the Board of Directors of Sociedad Ibérica de Cartera, S.A.CSIBEC, where he has worked since 1984. He has also been chairman of Quilvest since 2000. He has also held various positions at Merrill Lynch International Banking Group, Banco Urquijo in Madrid and S.G. Warburg. He holds a degree in economics and business administration from Universidad Complutense in Madrid.

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

     Juan Manuel Vergara Galvis is Co-Chairman of the Board of Directors of Quinsa. His term of office expires in 2008. He is also an International Executive Officer of AmBev. He served as the Executive Soft Drink and Non-alcoholic Non-Carbonated Beverages Officer of AmBev from 2001 to 2003. Prior to this appointment he was the Marketing Executive Officer of Brahma and AmBev from 1997 to 2000. He holds a degree in business administration from the Colegio de Estudios Superiores de Administración, in Bogotá, Colombia. His principal business address is Rua Dr. Renato Paes de Barros 1017, 4th floor, São Paulo, Brazil.

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

     João M. Giffoni Castro Neves has been a Director of Quinsa since September 2004. His term of office expires in 2009. He is also the Chief Financial Officer of AmBev. He served as the Executive Soft Drink and Non-alcoholic Non-Carbonated Beverages Officer of AmBev from 2003 to 2004. Prior to this appointment he was the IT and Shared Services Officer of AmBev from 2001 to 2003. He holds a degree in computer engineering from the Catholic University of Rio de Janeiro and a MBA from the University of Illinois. His principal business address is Rua Dr. Renato Paes de Barros 1017, 4th floor, São Paulo, Brazil.

     Alvaro de Souza has been a Director of Quinsa since June 2005. His term of office expires in June 2006. Mr. Souza is an officer of AdS-Gestão, Consultoria e Investimentos Ltda. and member of the board of directors of SAG do Brasil S.A., WorldWildlife Group (WWF), Comgás, British Gas Group, AmBev and Roland Berger do Brasil. He was the Chief Executive Officer of Citibank Brasil from 1993 to 1994 and an Executive Vice-President of Citigroup from 1995 to 2003. Mr. Souza holds a bachelor’s degree in Economics and Business Administration from Pontifícia Universidade Católica de São Paulo. His principal business address is Av. Juscelino Kubitschek, 1726, conj. 71 / 04543.000, São Paulo, SP, Brazil, tel.: +55-11-3168-3777.

     Gustavo Alfredo Horacio Ferrari has been a Director of Quinsa since June 2005. His term of office expires in June 2006. Mr. Ferrari is also serves as a director of Grupo de Narváez, a director of the foundation Unidos del Sud, and as president of the civil association Unidos por la Justicia. He has a post-graduate degree in international relations from Austral University. His principal business address is Calle Baez, 265, Buenos Aires C1426BRE, Argentina, tel.: 0054-114899-2023 ext. 114.

     Diego F. Miguens has been a Director of Quinsa since June 2005. His term of office expires in June 2006. He is the President of Dinaluca S.A., Abrojo Alto S.A., Inversiones Delta S.A., Mojame S.A. and EnterBar S.A. He is also the Vice President of MB Holding S.A. and serves as a director of San Miguel S.A. and Patagonia Gold S.A. He was a member of the Board of Directors of AmBev until April 2005.

     Gonzalo Tanoira has been a Director of Quinsa since June 2005. His term of office expires in June 2006. He is also the Finance Director of Patagonia Gold PLC, a London listed mining company. He was formerly a director of Minera El Desquite S.A. before its acquisition by Meridian Gold Inc. Previously, Mr. Tanoira worked for Bear Stearns & Co. (New York) in its Investment Banking division for Latin America. He was also an associate at Booz Allen & Hamilton in its Buenos Aires office. Gonzalo holds an MBA from the Wharton School. His principal business address is Av. del Libertador 498 , Piso 27 Capital Federal (1001), Argentina.

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

Senior Management

     Our current executive officers are set forth below. We have a board of management that helps facilitate coordination between our various business units. As of December 31, 2004, the five members of the board of management were Agustín García Mansilla, Carlos Adjoyan, Gustavo Castelli, Néstor Del Campo, and Faustino Arias.

		Current Position		Number of Years
Name	Position	Held Since	Date of Birth	with Quinsa
Agustín García Mansilla	Chief Executive Officer (“CEO”)	1998	01-11-56	9
Carlos Adjoyan	Director, Human Resources	1998	03-05-52	7
Gustavo Castelli	Chief Financial Officer (“CFO”)	2002	08-10-59	6
Néstor Del Campo	Director, Argentina Beverages	2002	08-03-63	12
	Division (“ABD”)
Faustino Arias	Director, International Beverage	2003	06-25-61	19
	Division
Pablo González	Logistics Manager, ABD	2004	05-18-68	10
Nicolás Bamberg	Industrial Manager, ABD	2002	10-28-56	13
Francis Cressall	Group Treasurer	2003	06-03-59	7
Miguel A Gómez Eiriz	General Manager Bolivia	2003	10-13-62	14
Adrián González Fischer	National Sales and Distribution Manager, ABD	2003	02-23-63	12
Fernando Lascano	Corporate Affairs Manager	2000	12-28-45	5
Jorge Mastroizzi	Marketing Manager, ABD	2003	10-04-69	6
Daniel Montero	Internal Auditor	1999	05-18-43	6
Fernando Ragni	Soft Drinks Manager, ABD	2003	10-07-51	11
Pablo Pereyra	General Manager, Cervecería Paraguaya	2003	08-28-67	13

		Current Position		Number of Years
Name	Position	Held Since	Date of Birth	with Quinsa
Celso Rojas	General Manager, FPV	1998	05-10-41	32
Gustavo Sampayo	General Manager, Uruguay	2003	09-09-65	18
Pablo Sanchez	General Manager, Cervecería Chile	2003	06-21-64	7
Hector Ordoqui	Country Manager, Uruguay	2003	09-28-42	16
Silvio Szostak	Chief Information Officer	1998	09-15-48	7

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

     Carlos Adjoyan* has been Director of Human Resources and a member of the board of management since joining the Company in 1998. Prior to his current position, he was Director of Human Resources for Johnson Wax Argentina, and Management Development Manager of Unilever Argentina. He holds a degree in Industrial Relations from the UADE University.

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

     Adrián González Fischer has been the National Sales and Distribution Manager for ABD since April 2003. Previously, he held the position of Sales Manager of CMQ and prior to that, Distribution and Retail Sales Manager at CMQ. He was also the Commercial Manager in Chile. Mr. González Fischer earned a degree in Business Administration from the University of Buenos Aires and has also attended the executive program at Columbia University.

     Fernando Lascano has been Corporate Affairs Manager since September 2000. Previously, he was a professional journalist and chief economic editor for “La Nación”, one of the principal newspapers in Buenos Aires.

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

     Fernando Ragni has been Soft Drinks Manager for ADB since April 2003. Previously, he was Marketing Manager for CMQ, Manager for Commercial Services at CMQ, Commercial Manager at Bieckert and Marketing Manager at Pepsi Argentina. Mr. Ragni holds a degree in Advertising from the Universidad del Salvador and has also attended the executive program at Darden School, University of Virginia.

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

Management Committees

     We have a disclosure committee (the “Disclosure Committee”) which is responsible for monitoring the collection, processing and submission to the CEO and CFO of information relating to Quinsa and its consolidated subsidiaries that is required to be included in disclosure reports (such as this annual report on Form 20-F) in order to ensure timely and accurate disclosure of material information. The objectives of the Disclosure Committee are to be able to: (a) assist the CEO and CFO in evaluating the effectiveness of our internal controls and disclosure procedures within 90 days prior to the filing of annual reports; (b) suggest any improvements in internal controls and/or disclosure procedures as a result of such evaluation; (c) verify that our processes for information collection, processing and control are in compliance with our internal controls and disclosure procedures such that the accuracy of our disclosures can be verified; and (d) provide assistance in determining whether information may be considered material to Quinsa and its subsidiaries. The Disclosure Committee is led by Daniel Montero, our Internal Auditor and Coordinator of the Disclosure Committee.

COMPENSATION

Compensation of Management

     In the past, our top management had benefited from a profit-sharing plan, whereby they were distributed up to 5% of each year’s net profit after tax. This distribution was not dependent on having achieved the year’s budget.

     In 2003 the Board of Directors approved a new compensation package for management. The primary difference between this compensation scheme and the previous plan is that the actual accrual of benefits is now significantly dependent on performance by Management. In fact, senior management may be entitled to nothing if a certain percentage of the year’s budget is not achieved.

     We believe this package is better because it ties top management’s compensation to actual performance, and therefore aligns the interest of Management and shareholders. The aggregate amount of compensation approved under this new system for management for fiscal year 2004 was US$10.5 million, compared to US$ 6.5 million in 2003.

Compensation of Directors

     On June 24, 2005, our shareholders approved an aggregate amount of compensation to Directors of US$1.5 million for fiscal year 2004.

      Employee benefits

     Short-term employee benefits

     These include benefits such as wages, salaries and social security contributions. Amounts payable are included within the caption debts on purchases and provisions of services.

     Post-employment benefits

    These include:

•	the “Convenio Cervecero” whereby CMQ has the obligation to make a lump sum payment to certain qualifying employees when they retire if they comply with certain requirements (i.e.: a minimum service period of ten years);

•	a liability related to accrual of pension plan (the “Plan”) corresponding to a defined contribution scheme. Argentine laws provide for mandatory pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans (Pension Funds) to which employees may elect to direct their mandatory contributions. Under the features of the Plan, participants may elect to direct their voluntary contributions to Retirement Funds or the same Pension Fund where their mandatory contributions are held. Provided the participant has elected to direct his or her contributions to an authorized Investment Retirement Fund or Pension Fund, eligible participants must make monthly pre-tax contributions to the Plan of up to 7.5% or 11% of their eligible earnings, respectively. This defined contribution plan provides monthly matching CMQ contributions equal to 100% of the employee contribution. Based on the uncertainty regarding the updating of the funds deposited, generated by the economic crisis that Argentina experienced, which involved the departure from monetary convertibility, although the plan remained current, deposits in private companies were suspended, maintaining the reserves on the company's records. The reserved contributions will be deposited once the final treatment of the Plan has been determined;

•	other post employment benefits (pensions); and

•	an indemnity based on length of service equivalent to a monthly salary per year of service to personnel retiring voluntarily after at least five uninterrupted years of work, in accordance with Bolivian law.

BOARD PRACTICES

     The following chart provides the year in which each person became a Director of the Company as well as the date of expiration of their current term of office:

Name	Director Since	Term Expiration
Jacques-Louis de Montalembert	1996	June 2008
Carlos J. Miguens	1989	June 2009
Alvaro Sáinz de Vicuña	1996	June 2010
Federico Sáinz de Vicuña	1993	June 2009
Juan Vergara	2004	June 2008
Victorio Carlos De Marchi	2003	June 2009
Carlos Alberto da Veiga Sicupira	2003	June 2009
João M. Giffoni Castro Neves	2005	June 2009
Alvaro Cardoso de Souza	2005	June 2006
Gustavo Alfredo Horacio Ferrari	2005	June 2006
Diego Miguens	2005	June 2006
Gonzalo Tanoira	2005	June 2006
Beverage Associates (BAC) Corp., represented by Guillermo Engels	2003	June 2008
Dunvegan S.A., represented by Roberto Moses Thompson Motta	2004	June 2008

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

     Luxembourg law does not require that we establish an audit committee of the Board (the “Audit Committee”) and the rules of the NYSE require only that we have such a committee by July 31, 2005. We have a committee consisting of members of senior management that performs some, but not all, of the functions typically performed by audit committees of U.S. issuers. Prior to the July 31, 2005 effective date of the NYSE rule requiring that non-U.S. issuers have audit committees that satisfy the requirements of SEC Rule 3.03A.06, we expect to establish an Audit Committee that complies with this rule. To prepare for the implementation of an Audit Committee, at our shareholders meeting held on June 25, 2005, we expanded the size of our Board from ten members to fourteen members and we elected four persons to act as the additional directors. Two of these persons were nominated by BAC and two of these persons were nominated by AmBev. We expect that, as required by the Shareholders Agreement, prior to July 31, 2005, AmBev and BAC will agree on the persons who will serve as members of the Audit Committee and thus as new members of the Board and, if necessary, that each will cause the two new directors nominated by it to resign and be replaced by the person or persons agreed upon by AmBev and BAC. We also expect that, upon the appointment of these new directors, BAC and AmBev will enter into such amendments to the Shareholders Agreement as may be necessary to (1) preserve the existing requirement that a majority of the directors nominated by BAC and a majority of the directors nominated by AmBev approve the material business decisions listed in the Shareholders Agreement, and (2) make it impossible for the new directors to affect the outcome of a vote on these decisions by, among other ways, aligning themselves with BAC or with AmBev.

EMPLOYEES

     As of December 31, 2004, we employed 6,351 people. Of these employees, approximately 4,307 were based in Argentina, 811 in Bolivia, 262 in Chile, 574 in Paraguay and 397 in Uruguay. Of these same employees, 3,994 are engaged in both industrial activities such as brewing, malting and bottling and in logistics, 1,741 in commercial activities such as sales and marketing and 616 in finance, administration and other activities.

     Labor relations between our various operating companies and their employees are governed by approximately 13 different industry-wide collective bargaining agreements negotiated separately for each operating subsidiary. In Argentina, Bolivia, Chile, Paraguay and Uruguay, our collective agreements are negotiated every two years. We believe that we have positive labor relations with our employees. Except for occasional industrial disputes, we have not experienced any significant labor strike or other nationwide industrial dispute during the past five years that has materially affected our results of operations.

     In Argentina, we are currently holding discussions with the beer workers’ trade union regarding salary increases. As a part of this process, the Argentine Labor Ministry has intervened to help reach a solution that is satisfactory for the parties involved. While we are not expecting any material adverse effects on our financial performance from this situation, the outcome at this time is uncertain.

SHARE OWNERSHIP

     As of March 31, 2005, none of our Directors or executive officers held directly any of the Class A or Class B shares and no stock options have been granted to our Directors, executive officers or any other employee.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

     One of our largest shareholder is BAC which, as of December 31, 2004, held 373,520,000 Class A shares, or 54.90%, of our outstanding voting shares net of treasury stock. BAC was organized in the British Virgin Islands in 1994 by various individual shareholders who are descendants of the Bemberg family, our founding family. BAC’s principal purpose is to hold a controlling interest in the Class A shares. Shareholders of BAC are restricted in their ability to transfer shares in BAC to persons other than BAC shareholders.

     On January 31, 2003, AmBev subscribed for 26,388,914 Class B shares from Quinsa and acquired 230,920,000 Class A shares from BAC, together totaling 36.18% of the voting rights in Quinsa. As disclosed in its Schedule 13D/A filed with the SEC on October 9, 2003, AmBev completed an acquisition of 12,000,000 Class B shares. In addition, pursuant to the stock purchase agreement (“Stock Purchase Agreement”), BAC has granted AmBev a call option, beginning in April 2009, to purchase from BAC, and AmBev has granted BAC a put option, beginning in April 2003, to sell to AmBev BAC’s remaining 373,520,000 Quinsa Class A shares. In April 2005, BAC did not exercise its put option. See “Item 4. Information on the Company—History and Development—Recent Events—Relationship with AmBev.”

     As of December 31, 2004, AmBev owned 39.52% of the voting power in Quinsa. The Escrow Agreement among Quinsa, BAC, AmBev and the Bank of New York as escrow agent, ensures that BAC’s voting rights in the Company (net of voting rights exercisable with the mutual consent of BAC and AmBev) do not exceed 50%. Pursuant to this agreement, BAC has deposited 60,000,000 of its Quinsa Class A shares with the escrow agent in order to ensure that such shares will only be voted upon joint written instructions from both BAC and AmBev for so long as both BAC and AmBev hold the Requisite Percentage (as defined below). Consequently, BAC is permitted to vote (without AmBev’s consent) less than 50% of the voting power of Quinsa. If necessary, the 60,000,000 Class A shares will be adjusted in amount from time to time to prevent either BAC or AmBev from exercising (without the consent of the other) a majority of voting rights in Quinsa.

     The following table sets forth the estimated relative ownership interests in the Class A shares and the Class B shares of BAC, AmBev and our Directors and executive officers as a group and their respective economic and voting power as of June 15, 2005 (before giving effect to the Escrow Agreement):

			Directors and
	BAC	AmBev	Executive Officers
Class A shares	373,520,000	230,920,000	0
Class B shares(3)	0	38,378,414	0
Economic Interest(1)	33.41%	54.99%	0

Voting Power(1)(2)	54.90%	39.58%	0

(1)	Net of treasury stock.

(2)	BAC’s voting power is limited by the Escrow Agreement, as explained above. BAC is permitted to vote (without AmBev’s consent) less than 50% of the voting power of Quinsa.

(3)	AmBev’s total includes 12,000,000 Class B shares acquired after February 1, 2003 as disclosed on AmBev’s Schedule 13D/A filed with the SEC on October 9, 2003.

     As of May 31, 2005, there were 20,602,782 ADSs (which translates into 41,205,564 Class B shares) held by seven U.S. registered holders, representing approximately 58.2% of the total outstanding Class B shares. We do not know how many persons are beneficial owners of these ADSs.

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

     Upon exercise of the call option by AmBev or the put option by BAC under the Stock Purchase Agreement, resulting in the purchase by AmBev of BAC’s remaining 373,520,000 Quinsa Class A shares, (i) BAC will no longer have any rights to nominate Directors; (ii) the Directors nominated by BAC must resign; (iii) as promptly as practicable, the Quinsa board and each subsidiary board will be reconstituted to include only Directors nominated or approved by AmBev, subject to the rights of any shareholders under any subsidiary’s charter or by-laws or any existing shareholders agreement to nominate Directors; and (iv) the Quinsa Shareholders Agreement will terminate.

     So long as AmBev and BAC each own the Requisite Percentage, each will have the right to elect a Co-Chairman of the Quinsa board, as well as the right to jointly appoint a Chairman of each subsidiary board.

     In addition, as long as each of AmBev and BAC owns the Requisite Percentage, we agreed not to take certain actions, and not to permit our subsidiaries to take certain action, without the consent of AmBev and BAC. Examples of actions taken by us or our subsidiaries that could or would require prior consent by AmBev and BAC include: capital expenditures, material or multi-year contracts, business outside of beverages or South America, product pricing, issuance or repurchase of shares or incurrence of debt above certain threshold amounts, changes in senior management compensation, changes in dividend policy, merger or sale of Quinsa or its significant subsidiaries, any going-private transaction, material asset sales or spin offs, material acquisitions, changes to our charter or by-laws or those of our significant subsidiaries, filing for bankruptcy, and liquidation or dissolution for us or our significant subsidiaries. If AmBev’s or BAC’s Voting Interest decreases, but remains above certain threshold amounts, then certain actions above will continue to require consent by both parties, and so long as AmBev and BAC own one-third or more of the Voting Interest, the affirmative vote of both will be required for any capital increase. Consequently, a cooperative relationship between BAC and AmBev significantly enhances the ability of Quinsa to conduct its business in an efficient and effective manner. The absence of such a relationship could materially adversely affect our business.

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

RELATED PARTY TRANSACTIONS

     We purchase certain raw materials, goods for resale and services from related parties. These transactions are summarized as follows:

	2004	2003	2002
	(in US$ millions)
Purchase of raw materials	9.9	8.5	3.0
Transportation services	1.3	0.8	1.7
Fees for services	0.4	0.7	0.6
Technical assistance fees	—	0.1	1.5
Purchase of goods for resale	—	0.2	0.3
Sale of raw materials	1.3	—	—

Total	12.9	10.3	7.1

  Purchase of Raw Materials

     In 2004, we purchased malt from Maltería Pampa (an AmBev subsidiary) for US$3.2 million and corn grits and rice from Compal S.A., that is 60% owned by Arfinsa S.A. (“Arfinsa”), for US$ 6.7 million. Arfinsa is indirectly owned by certain members of the Bemberg family, and Compal is our sole supplier of corn grits and rice. Certain members of the Bemberg family sold their equity interests in Compal on May 31, 2005.

     In 2003, we purchased several raw materials, including malt, from AmBev’s subsidiaries (Maltería Pampa S.A., Cervecería y Maltería Paysandú S.A. y Companhia Brasileira de Bebidas S.A.). We also bought and continue to buy corn grits and rice from Compal, S.A. (“Compal”).

     In 2002, we purchased several raw materials, including malt and barley, from Heineken. In January 2003, we reached an agreement with Heineken to cease producing and selling the Heineken brand during 2003 (see Note 23 to our Consolidated Financial Statements). Consequently, we stopped purchasing raw materials from Heineken in 2003.

  Transportation Services

     Compal provides logistics support for the disposal of by-products of our malting operations. Associated costs are included as selling and marketing expenses in our consolidated statement of income.

  Fees for Services

     These fees relate to certain administrative fees charged by Arfinsa S.A. These costs are included as administrative and general expenses in our consolidated statement of income.

  Technical Assistance Agreements

     Until January 2003, our relationship with Heineken as a technical adviser was governed by technical assistance agreements relating to both our brewing and malting operations. The technical assistance agreements covered issues relating to product quality, the maintenance of production equipment and facilities, the purchase of raw materials, environmental issues and managerial systems. We were also able to request assistance with certain additional services related to our breweries. The fees and expenses generated under these agreements are included as technical assistance fees within cost of goods sold in our consolidated statement of income. Pursuant to the Memorandum of Agreement between Heineken and Quinsa, these technical assistance agreements were terminated in January 2003. See “Item 4. Information on the Company—History and Development—Recent Events—Relationship with AmBev—Settlement with Heineken.”

  Purchase of Goods for Resale

     In 2003, we purchased imported bottled beer from AmBev’s subsidiaries for a total amount of US$0.2 million. During 2002, we purchased imported bottled beer from Heineken. However, as of June 17, 2003, we no longer distribute the Heineken brand in the southern cone markets. See “Item 4. Information on the Company—History and Development—Recent Events—Relationship with AmBev—Settlement with Heineken.”

 Sale of Raw Materials

     During 2004, we sold barley and seeds to Maltería Pampa S.A. for a total amount of US$1.3 million.

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

     Primarily as a result of the acquisitions of businesses in 2000, and as part of the allocation of the purchase price of such acquisitions, during 2000 we recognized a contingency reserve of US$51.4 million with respect to tax, social security and commercial lawsuits. Such matters arose in the ordinary course of business of the particular entities prior to our acquisitions. On August 2, 2003, through Law N° 2492, the National Congress of Bolivia passed a temporary and exceptional Voluntary Plan for regularizing tax debts. In November 2003, we (through our subsidiary in Bolivia, CBN) decided to adhere to this plan and made a lump sum payment for US$12.3 million, which enabled us to reduce potential and social security contingencies that had been covered by such reserve. As a result, we recognized a gain on settlement of pre-acquisition contingencies of US$29.4 million. As a result of the adhesion to the Voluntary Plan mentioned above, the tax claim was ceased by the Bolivian authorities. See Note 22 to our Consolidated Financial Statements.

     As of December 31, 2004, we maintained reserves amounting to US$7.7 million to cover contingent liabilities with respect to material existing or potential claims, lawsuits and other proceedings, including those involving tax, social security and other matters. Our past experience with similar contingencies leads us to believe that our current provisions for such contingencies are adequate. If all such claims were determined adversely within the same period, which we believe highly unlikely, our results of operations for such period would be materially adversely affected.

     In 1997, our former subsidiary Baesa sold its Brazilian soft-drink business to AmBev. At the time of the sale, the business had certain material existing and potential claims, lawsuits and proceedings. We have established a reserve amounting to US$9.9 million which we believe is adequate to cover losses related to this transaction.

     In June 2002, we received a summons indicating that Heineken had commenced a legal proceeding against our company in a Luxembourg court. The summons alleged that our proposed transaction with AmBev violated certain contractual agreements between Heineken and Quinsa, and requested that the court issue an order prohibiting the completion of the transaction with AmBev until the contract dispute is resolved by an arbitrator. Later in June, the Luxembourg court dismissed Heineken’s summons after noting that we and AmBev had agreed not to complete the AmBev transactions before September 15, 2002, the earliest date by which the required approval of the Argentina antitrust authorities was expected. This proceeding has been resolved. See “Item 4. Information on the Company—History and Development—Recent Events—Settlement with Heineken.”

Dividend Policy

     For a description of our dividend policy, see “Item 10. Additional Information—Memorandum and Articles of Incorporation—Capital Stock—Dividends” below.

Significant Changes

     Except as otherwise described in our annual financial statements, there have been no significant changes in our business, financial conditions or results since December 31, 2004.

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

	Price per Class B share(1)		Price per ADS(2)(3)
	High	Low	High	Low
2000	13.75	7.85	28.25	15.13
2001	10.90	5.00	24.12	9.95
2002	6.38	2.52	13.09	5.73
2003	8.16	2.90	16.77	6.35
2004	10.00	7.25	20.68	14.57

2002
1st Quarter	6.10	4.31	13.01	8.75
2nd Quarter	6.38	4.49	13.09	8.75
3rd Quarter	4.50	3.42	9.24	6.70
4th Quarter	3.48	2.52	7.40	5.73

2003
1st Quarter	3.52	2.72	8.11	6.35
2nd Quarter	6.15	3.21	13.80	7.65
3rd Quarter	7.20	5.69	15.61	11.56
4th Quarter	8.16	7.20	16.77	14.94

2004
1st Quarter	9.99	7.80	20.18	16.65
2nd Quarter	9.75	7.45	19.50	14.57
3rd Quarter	9.23	7.25	18.58	14.89
4th Quarter	8.89	7.41	17.99	16.00

2005
1st Quarter	10.00	7.65	23.13	15.91
December 2004	8.60	7.41	17.28	15.70
January 2005	9.00	7.65	19.50	15.91
February 2005	9.65	8.55	20.65	19.00
March 2005	10.00	9.10	23.13	20.00
April 2005	12.00	9.70	25.02	22.59
May 2005	12.00	11.00	25.20	22.85

(1)	Source: Luxembourg Stock Exchange.

(2)	Source: New York Stock Exchange.

(3)	The ADSs have been restated to give retroactive effect to the change in ratio of Class B shares to ADSs. After approval of the recapitalization plan, each ADS represents two Class B shares, whereas previously each ADR had represented one non-voting share.

Market for the Class A shares

     Our Class A shares are currently listed and trade in U.S. dollars on the LSE. The table below sets forth, for the periods indicated, the reported high and low daily closing prices of our Class A shares on the LSE. The price per Class A share for 2000 and 2001 has been adjusted to reflect the 10:1 stock split that occurred upon approval of our recapitalization plan by holders of our ordinary and non-voting shares, including holders of our ADSs, on June 8, 2001. Pursuant to the recapitalization plan, each ordinary share was redesignated as a Class A share and split into 10 Class A shares.

	Price per Class A share(1)(2)
	High	Low
2000	1.14	0.70
2001	0.98	0.55
2002	0.73	0.43
2003	0.83	0.29

2002
1st Quarter	0.63	0.43
2nd Quarter	0.73	0.46
3rd Quarter	0.70	0.50
4th Quarter	0.53	0.48

2003
1st Quarter	0.51	0.30
2nd Quarter	0.71	0.29
3rd Quarter	0.83	0.60
4th Quarter	0.83	0.76

2004
1st Quarter	1.03	0.82
2nd Quarter	0.99	0.74
3rd Quarter	0.92	0.68
4th Quarter	0.86	0.55

2005
1st Quarter	1.00	0.61

December 2004	0.71	0.55
January 2005	0.85	0.61
February 2005	1.00	0.82
March 2005	0.98	0.95
April 2005	1.20	0.97
May 2005	1.18	1.10

(1)	Source: Luxembourg Stock Exchange.

(2)	The prices of our Class A shares have been restated to give retroactive effect to the 10:1 split which occurred as a result of our recapitalization in June 2001.

ITEM 10. ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF INCORPORATION

Register

     We were incorporated by deed of Maître Camille Hellinckx, a notary residing in Luxembourg, on December 20, 1989. This deed was published in the Mémorial Recueil des Sociétés et Associations (the “Mémorial”), number 209 on June 26, 1990. Our Statuts Coordonnés, which include both charter and by-laws, (the “Articles” or “Articles of Incorporation”) were amended on the following dates: (1) June 11, 1992 by deed of Maître Camille Hellinckx published in the Mémorial, number 339 on August 6, 1992; (2) December 10, 1993 by deed of Maître Camille Hellinckx published in the Mémorial, number 7 on January 7, 1994; (3) June 24, 1994 by deed of Maître André Schwachtgen, published in the Mémorial, number 325 on September 6, 1994; (4) February 6, 1996 by deed of Maître Camille Hellinckx published in the Mémorial, number 117 on March 7, 1996; (5) April 25, 1996 by deed of Maître Camille Hellinckx published in the Mémorial, number 299 on June 19, 1996; (6) October 9, 2000 by deed of Maître Reginald Neuman published in the Mémorial, number 830 on November 13, 2000; (7) June 8, 2001 by deed of Maître Reginald Neuman published in the Mémorial, number 1173 on December 15, 2001; (8) August 8, 2001 by deed of Maître Reginald Neuman published in the Mémorial, number 117 on January 22, 2002; (9) January 31, 2003 by deed of Maître Jean-Joseph Wagner published in the Mémorial, number 270 on March 13, 2003; (10) June 27, 2003 by deed of Maître Jean-Joseph Wagner published in the Mémorial, number 829 on August 12, 2003; (11) August 4, 2003 by deed of Maître Jean-Joseph Wagner published in the Mémorial, number 941 on September 12, 2003; and (12) June 24, 2005 (not yet published).

     We are registered with the Companies Registrar in Luxembourg under the number B 32.501.

Objects and Purposes

     Article 2 of the Articles states that our object is the direct or indirect holding of participations in Luxembourg or foreign corporations or other business entities as well as the administration, management, control and development of such business entities.

     We may use our resources to (1) organize, manage, enhance in value and liquidate a portfolio consisting of any securities, patents and licenses, (2) participate in the organization, development and control of any business entity, (3) acquire by way of capital contribution, subscription, underwriting, option, purchase or any other manner, any securities, patents and licenses, (4) sell, transfer, exchange or otherwise enhance the value of such securities, patents and rights and (5) provide companies in which we have an interest any assistance, loans, advances or guarantees. In general, we may carry out any operations which we deem useful to achieve our corporate objects and purposes, within the limits established by the law of July 31, 1929 and subsequent amendments.

     Article 2 of the Articles states that we may not directly carry on any industrial activity or maintain a commercial establishment open to the public.

The Board of Directors

     Our Board of Directors consists of a minimum of three and a maximum of fifteen members appointed at general meetings. Directors are not required to own our shares in order to act as members of the board. A Director’s term of office may not exceed six years, although Directors may be reappointed and dismissed at any time. The Articles do not provide for classes of Directors nor mandatory retirement of our Directors on the basis of age.

     Voting. The Board of Directors meets as often as is required, upon notice given by either of the co-chairmen or by two Directors either at the registered office or at any place indicated in the notice. The Board of Directors may deliberate and act only if a majority of its members are present in person or by proxy. Subject to the Shareholders Agreement, all decisions are taken by a majority of votes of Directors present or represented.

     Powers. The Board of Directors is vested with broad powers to act on our behalf. It may authorize all acts of management (including the borrowing of funds) within our corporate purposes other than those specifically reserved to general meetings of shareholders. Within the limits of Luxembourg law, the Board of Directors may:

•	delegate to any of its members the powers to carry out its decisions and to provide day-to-day management;

•	confer to any person the powers necessary for our technical, administrative and commercial management;

•	constitute any committee and determine its function and authority; and

•	authorize all substitutions in the powers it has delegated or conferred.

     Compensation. On the basis of Article 14 of the Articles, the shareholders at the annual general meeting approve a global amount for the remuneration of our Board of Directors.

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

Capital Stock

     On June 24, 2005, we amended our Articles of Incorporation by notarial deed to reduce the number of shares outstanding by canceling 5,330,807 Class A shares without par value and 22,060,412 Class B shares without par value, in each case out of treasury shares, together with a concurrent reduction of the non-distributable reserve corresponding to the canceled shares as well as the legal reserve (in the amount of US$700,265.10). Therefore, as of the date of this report the share capital is set as US$34,696,460 (reduced from US$41,699,101), represented by 631,772,693 Class A shares without par value (reduced from 637,103,500 Class A shares without par value) and 48,768,241 Class B shares without par value (reduced from 70,828,653 Class B shares without par value). The authorized share capital is US$400,000,000, represented by Class A shares without par value and Class B shares without par value, in a total amount of 6,790,862,498 shares, which includes the number of Class A shares and Class B shares as may be issued and outstanding from time to time.

     Dividends. Each Class B share is entitled, if dividends are declared by the general meeting of shareholders or, in case of interim dividends, by the Board of Directors, to receive an amount of dividends equal to ten times the amount of dividends to which each Class A share is entitled. The right to dividends of Class A shares and Class B shares rank pari passu without preference to each other. Prior to paying any dividends, we are required under Luxembourg law to transfer 5% of our annual net profits to a non-distributable legal reserve until the reserve amounts to 10% of our issued share capital. As a result, it may not be possible to pay dividends in any year in which our legal reserve falls below, or would as the result of paying a dividend fall below, the statutory minimum. See “Item 3. Key Information—Risk Factors—Risk Factors Related to Quinsa—Our ability to pay dividends is limited by Luxembourg law.”

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

     Liquidation Rights. In the event of a liquidation of Quinsa, any surplus assets available for distribution will be distributed to Class A and Class B shareholders after payment of all of our debts and obligations. Each Class B share is entitled to liquidation proceeds equal to ten times the amount of liquidation proceeds to which each Class A share is entitled. The rights to the liquidation proceeds of Class A shares and Class B shares rank pari passu without preference to each other.

     Conversion Rights. Class A shares are convertible into Class B shares at a ratio of ten Class A shares for one Class B share for the first 15 Luxembourg business days every July, provided (i) Class A holders submit their request to convert such shares (the “Requests”) within the given time frame and (ii) such request is accompanied by a certification, in such form determined by the board, by the tendering holder of the amount of Class B shares he or she holds prior to giving effect to this Request.

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

     Pre-emptive Rights. Our Articles provide that within the limits of the authorized share capital referred to above, any issue of shares of any class may be made with or without reserving to holders of shares of any class a preferential subscription right for such shares. Note, however, that under the Shareholders Agreement between BAC and AmBev (to which we are a party), if at any time we propose to effect a capital increase through the issuance of shares or rights of any class or series, BAC and AmBev will have the right to subscribe for their proportionate percentage of such shares or rights.

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

General Meetings

     The annual general meeting of our Class A and Class B shares is held in the city of Luxembourg, at the place indicated in the notices of meeting. In the past, the annual general meeting has been held on the first business day following the fourth Thursday of June at 10:00 A.M. However, on June 24, 2005, our shareholders voted to hold our annual general meeting on the first business day following the second Tuesday of July at 10:00 A.M. The purpose of the amendment is to allow the shareholders to vote on the annual accounts for the fiscal year ended April 30, 2005. See Item 4. Information on the Company—History and Development—Recent Events—Stock Repurchases, Dividends, and Changes to our Fiscal Year for more information.

     Under Luxembourg law, notices of ordinary and extraordinary general meetings must contain the agenda, date, time and place of the meeting. These notices are made by announcements published twice in the Mémorial, as well as in a Luxembourg newspaper. There is an eight-day interval between the two notices, and the second notice is published at least eight days before the meeting. Notices for any extraordinary general meeting reconvened for lack of a quorum must also contain, according to Luxembourg law, the result of the first meeting. These notices must be made by announcements published twice in the Mémorial and two other Luxembourg newspapers, with a 15-day interval between the two notices and with the second notice published at least 15 days before the meeting.

     In order to be admitted to general meetings, holders of Class A or Class B bearer shares must deposit their shares (1) at our registered office at least five days before the meeting or (2) at the offices of specified depositaries at least eight days before the meeting. Holders of Class A or Class B shares in registered form must advise us within five days of the meeting of their intention to attend the general meeting. If a shareholder intends to vote by proxy holder, the latter is required to deposit the proxy at our registered office within five days of the meeting. The Board of Directors may reduce these time limits or accept share deposits irrespective of such limits.

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

     Share Exchange Agreement. On May 1, 2002, we signed a Share Exchange Agreement with AmBev pursuant to which AmBev contributed to Quinsa all the southern holding shares related to AmBev subsidiaries that manufacture, market, sell or distribute beer in Argentina, Uruguay and Paraguay (“Southern Holding Shares”) in exchange for 26,388,914 newly issued Quinsa Class B shares. AmBev contributed the Southern Holding Shares to Quinsa and Quinsa issued the Class B shares to AmBev on January 31, 2003. The completion of the transactions contemplated by the Share Exchange Agreement was subject to the satisfaction of the conditions set forth in the Share Exchange Agreement, including the approval of the applicable antitrust authorities, which Quinsa received on January 13, 2003, subject to certain conditions. See “Item 4. Information on the Company—History and Development—Recent Events—Relationship with AmBev.”

     License Agreement. Pursuant to the Share Exchange Agreement, we entered into the License Agreement with AmBev on January 31, 2003, pursuant to which AmBev granted Quinsa and its subsidiaries a perpetual royalty-free exclusive license to manufacture, market, sell and distribute the AmBev beer brands in Argentina, Chile, Uruguay, Paraguay and Bolivia. The exclusive license is subject to certain requirements on the part of Quinsa set forth in the License Agreement, including: (i) the requirement that Quinsa provide access to facilities and regular updates to AmBev with respect to the licensed AmBev beer; (ii) the requirement that Quinsa purchase the culture yeast needed for the production of the beer only from AmBev or its designee; (iii) the requirement that Quinsa refrain from producing, selling or distributing any other beer marketed or sold in Brazil under a trademark or trade name that is of Brazilian origin, or from distributing the licensed AmBev beer outside of its designated territory; and (iv) the development by Quinsa of policies and strategies relating to the marketing of the licensed AmBev beer in the regions covered by the license. The parties also agreed to other undertakings to facilitate each other’s performance under the License Agreement.

     Distribution Agreement. Pursuant to the Share Exchange Agreement, we also entered into the Distribution Agreement on January 31, 2003 pursuant to which we have granted AmBev the exclusive right to produce, distribute and sell certain specified Quinsa beer brands in Brazil in exchange for a royalty of 3% of the net revenues AmBev receives on the sales of the licensed Quinsa beer in Brazil. The exclusive license is subject to certain requirements on the part of AmBev set forth in the Distribution Agreement, including: (i) the requirement that AmBev provide access to facilities and regular updates to Quinsa with respect to the licensed Quinsa beer; (ii) the requirement that AmBev purchase the culture yeast needed for the production of the beer only from Quinsa or its designee; (iii) the requirement that Quinsa refrain from distributing the licensed Quinsa beer outside of its designated territory; and (iv) the requirement that AmBev achieve certain specified sales volume targets. The parties also agreed to other undertakings to facilitate each other’s performance under the Distribution Agreement.

     Quinsa Shareholders Agreement. We entered into the Quinsa Shareholders Agreement with regard to certain matters relating to the voting, transfer and issuance of Quinsa shares. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Quinsa Shareholders Agreement” for more information on this agreement.

     Memorandum of Agreement. We entered into a Memorandum of Agreement with Heineken on January 13, 2003, pursuant to which we agreed with Heineken to settle and resolve all disputes and claims brought by and against each other in an arbitration proceeding before the ICC. See “Item 4. Information on the Company—History and Development—Recent Events—Relationship with AmBev—Settlement with Heineken” and “Item 4. Information on the Company—Material Licenses and Contracts—Relationship with Heineken” for more information on this agreement.

     Letter Agreement between Quinsa, BAC and AmBev. Simultaneously with the Memorandum of Agreement, Quinsa, BAC and AmBev executed a Letter Agreement pursuant to which AmBev agreed to acquire approximately 57% of the QI(B) shares that Heineken was selling to BAC, or approximately 8.6% of all outstanding shares of QI(B), for approximately US$58.5 million. As a result, as of that date, BAC and AmBev owned approximately 6.4% and 8.6%, respectively, of QI(B)’s outstanding stock. Subsequently Quinsa contributed the Southern Holding Shares it had acquired from AmBev to QI(B) in exchange for new, additional QI(B) shares. As a result, Quinsa now owns 87.63% of QI(B) while AmBev and BAC own 7.05% and 5.32%, respectively. Pursuant to the Letter Agreement, AmBev and BAC have agreed that Quinsa will have the right to purchase the QI(B) shares held by AmBev and BAC for cash at fair market value if and when Quinsa’s Board of Directors decides to exercise such right. See “Item 4. Information on the Company—History and Development—Recent Events—Relationship with AmBev—Settlement with Heineken” for more information on this agreement. During the year ended December 31, 2004 and as of April 2005, BAC had not exercised the put option to sell to AmBev the remaining 373,520,000 Quinsa Class A shares held by BAC.

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

     There are several limitations imposed by the Central Bank of Argentina which affect our operations. The acquisition of foreign currency as an investment is limited on a monthly basis to the larger of US$2 million and three times the amount paid in certain taxes in the calendar month before the month of the acquisition of said foreign currency. The total amount of U.S. dollars held as foreign currency investments by our Argentine subsidiary, CMQ, was US$15.2 million as of June 14, 2005.

     There is no restriction on the purchase of foreign currency to pay principal and interest maturities on debt obligations, if purchased on the day of such maturities, or within 360 days prior to the day of such maturities, as long as the debt obligations are registered with the Central Bank, and only to the extent funds disbursed under the debt obligations so repaid have entered Argentina prior to no less than 180 days from the date of payment; or with the operative anticipation needed, as a result of the occurrence of specific conditions expressly contemplated in refinancing agreements of external debts entered into with foreign creditors as of February 11, 2002;

     However, should we wish to acquire this foreign currency to prepay principal before it becomes due (with an advance of more than 360 days to the maturity date), and the prepayment is not made as part of a restructuring process, CMQ shall compensate such prepayment in 100% with new external financing, the present value of which shall not exceed the value of the prepaid debt, or it can prepay the present value of such amount (such present value to be determined using a discount rate fixed by the Central Bank, based on the 180-days future trading of the U.S. dollar in institutional markets in Argentina, such as ROFEX or Indol) and provided also that a minimum 365-day term shall have elapsed as of the liquidation of the foreign currency in the local free foreign exchange market. If the prepayment is made as part of a restructuring process, then the terms and conditions of the new debt and the prepayment being made must not imply an increase in the present value of the outstanding debt.

     The acquisition of foreign currency to pay interest maturities on debt obligations can be made 15 days prior to the date of each maturity, for the payment of interests accrued during the current interest period. If time elapses from the date of disbursement of the funds until the settlement date of the foreign currency in the local free foreign exchange market, the access to the local free foreign exchange market to pay interest maturities shall be in an amount equal to the difference between the interests accrued under the debt obligations and the profits obtained as a result of the deposit of funds abroad, which fact shall be duly documented by CMQ to the Central Bank.

     Notwithstanding these limitations, if CMQ decided to acquire foreign currency to hedge its foreign currency risk incurred under foreign currency-denominated financing agreements before a principal or interest payment was due, it could do so, but it must adhere to the following limitations:

•	until June 30, 2005, CMQ may acquire foreign currency in an amount that shall not exceed the lesser of 35% of the principal amount of its restructured debt (with a maximum limit of monthly purchases of foreign currency of up to US$40 million) and the total amount of interests accrued, either due or not, and of capital due under the restructured debt; and

•	funds so acquired must be applied to pay principal and/or interest before June 30, 2005. As of June 30, 2004, CMQ had purchased the maximum amount of foreign currency allowed under this limitation.

     CMQ may purchase foreign currency in amounts not exceeding the amounts payable under CMQ s debt obligations within a period of 360 days as from the date of acquisition as long as such foreign currency is applied to pay principal and/or interest maturities within 360 days from the date of acquisition. During the first quarter of 2005 CMQ prepaid all of its existing dollar denominated bank debt, with dollars acquired pursuant to this mechanism and also with the proceeds of a new US$ 150 million 7-year final maturity, 5-year average maturity, dollar denominated loan which was assigned to a trust (the Argentine Beverages Trust, “ABT”) to be the sole underlying asset for ABT’s issue of US$150 million Trust Notes. Unless the Central Bank of Argentina modifies current regulations to allow for an extension of these programs, CMQ’s alternatives to acquire dollars in order to hedge its dollar exposure are severely limited.

     In June 2005 the Argentine government imposed new restrictions related to the raising of new loans from abroad. Decree 616/2005 requires that, in the case of financing agreements of Argentine residents where creditors are non-Argentine residents, 30% of the amount involved must be deposited in a local financial entity, in U.S. dollars, and for a term of at least 365 days. This special purpose deposit may not be transferred to third parties or used as collateral. Funds so deposited will not accrue interest. Finally, repayment under such financing agreements must not be made before 365 days have passed, not even with funds held abroad by Argentine residents. Decree 616/2005 only applies to financing agreements disbursed on or after May 26, 2005.

     Bolivia, Chile, Paraguay and Uruguay do not currently restrict the remittance of dividends paid by subsidiaries to QI(B), although Chilean law precludes persons who are not Chilean residents from repatriating their investments in Chile for the first year of such investment.

     In Argentina, remittance of dividends on profits registered in excess of accumulated profits as of June 30, 1998 will be subject to a withholding tax if, and only if, the net income for a given period, according to Argentine GAAP, is higher than the net income reported in the tax return for the same period to the Argentine tax authorities. If that is the case, a 35% withholding tax is applied to the difference. Dividends from CMQ, our subsidiary in Argentina, to QI(B) are currently subject to a withholding tax of 35%. This is so because CMQ is making use of tax losses carried forward and is therefore paying no income tax. Bolivia has a 12.5% withholding tax rate on dividends, although there are no taxes withheld on dividends in Panama, where the holding company of the Bolivian subsidiaries is located. Chile imposes withholding tax at the statutory rate of 35%, which can be reduced to an effective withholding rate of 19% to the extent our Chilean subsidiaries have paid Chilean income tax in the relevant period. Paraguay imposed a 5% withholding tax on dividends paid to foreign investors, although this rate was increased to 15% as of January 1, 2005, which partially compensated for a reduction of the corporate tax rate as of the same date, from 30% to 20%. Under Uruguayan law, there is no withholding tax in respect of payments of dividends to holding companies incorporated in certain jurisdictions, including Bermuda (the jurisdiction of incorporation of QI(B)). Bermuda does not restrict or tax the payment of dividends by QI(B) to us, and Luxembourg does not restrict or impose withholding taxes on the payment of dividends by us to our shareholders.

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

Luxembourg Taxes

     Under present Luxembourg law, and provided we maintain our status as a holding company governed by the Law of July 31, 1929, and the Grand-Ducal Decree of December 17, 1938, no income tax, withholding tax (with respect to dividends) or capital gains tax is payable in Luxembourg by us. However, under the Grand-Ducal Decree of December 17, 1938, we are subject to a special tax at a rate ranging from 0.1% to 3.0% on dividends distributed by us and on any interest paid by us on any outstanding bonds. In addition, while there does exist a double tax treaty between the United States and Luxembourg, this treaty does not apply to us, a holding company governed by the law of July 31, 1929 because we are not a “resident company.” On April 21, 2005, the Grand Duchy of Luxembourg adopted a new law pursuant to which holding companies, which for a given fiscal year derive more than 5% of their dividend income from participations in non-resident companies which are not subject to an income tax comparable to the corporate income tax applied in the Grand Duchy, will become subject to ordinary taxation in Luxembourg. However, the new law contains a grandfather clause pursuant to which companies entitled to the benefits of the more favorable tax status before July 1, 2005, will only be subject to this provision after January 1, 2011. Quinsa will benefit from the grandfather clause.

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

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities or foreign currencies;

•	persons holding ADSs or shares as part of a hedge, straddle, conversion or other integrated transaction;

•	persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons holding ADSs or shares that own or are deemed to own more than ten percent of any class of our stock; or

•	persons who acquired ADSs or shares pursuant to the exercise of any employee stock option or otherwise as compensation.

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

     Taxation of Distributions. To the extent paid out of our current or accumulated earnings and profits (as determined in accordance with United States federal income tax principles), distributions made with respect to ADSs or shares (other than certain distributions of our capital stock or rights to subscribe for shares of our capital stock) will be includible in income as ordinary dividend income. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends received by non-corporate U.S. holders on ADSs or shares may be subject to U.S. federal income tax at lower rates (generally 15%) than other types of ordinary income. You should consult your own tax advisors regarding their particular circumstances. Such dividends will not be eligible for the “dividends received deduction” generally allowed to corporations under the Code. Dividends generally will constitute foreign source “passive” income for U.S. foreign tax credit purposes.

     Sale and Other Disposition of ADSs or Shares. For U.S. federal income tax purposes, gain or loss you realize on the sale or exchange of ADSs or shares will generally be subject to United States federal income tax as capital gain or loss, and will be long-term capital gain or loss if you held the ADSs or shares for more than one year. The amount of your gain or loss will be equal to the difference between your tax basis in the ADSs or shares and the amount realized on their disposition. Gain or loss, if any, will be U.S. source for foreign tax credit purposes.

     Passive Foreign Investment Company Rules. We believe that we will not be considered a “passive foreign investment company”, or “PFIC”, for United States federal income tax purposes for the taxable year 2004. However, since our PFIC status for each year depends upon the composition of our income and assets and upon the market value of our assets (including, among others, equity investments less than 25% owned) from time to time, there can be no assurance that we will not be considered a PFIC. If we were considered a PFIC for any taxable year during which you hold ADSs or shares, certain adverse consequences could apply to you, including the imposition of tax at higher rates than would otherwise apply.

     If we are treated as a PFIC for any taxable year, the gain recognized by you on a sale or other disposition of the ADS or share would be allocated ratably over your holding period for the ADS or ordinary share. The amounts allocated to the taxable year of the sale or exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ADSs or shares in excess of 125 percent of the average of the annual distributions on ADSs or ordinary shares received by you during the preceding three years or your holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available (including a mark to market election) to United States persons that may mitigate the adverse consequences resulting from PFIC status. In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to non-corporate holders would not apply.

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

CORPORATE GOVERNANCE

Significant Differences between Quinsa’s Corporate Governance Practices and U.S. Companies’ Practices under NYSE Sections

     Quinsa’s corporate governance practices are governed by the applicable Luxembourg law (particularly, the law of August 10, 1915 concerning commercial companies (as amended)), as well as by its Articles of Incorporation. Quinsa has securities that are registered with the SEC and are listed on the NYSE, and is therefore subject to corporate governance requirements applicable to NYSE-listed non-U.S. companies.

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

     Director Independence. Under NYSE Section 303A.01, a NYSE-listed company must have a majority of independent Directors on its Board of Directors. There is no requirement under Luxembourg law or Quinsa’s Articles as to residence or independence of board members. Neither Luxembourg law nor Quinsa Articles require board members to hold shares in Quinsa.

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

     Non-management Directors’ Meetings. Under NYSE Section 303A.03, non-management Directors must meet at regularly scheduled executive meetings not attended by management. Luxembourg law does not contain any specific rules on the procedure of board meetings. The Quinsa Articles provide that the Board of Directors shall meet as often as required by the interests of Quinsa upon notice by any of the two co-chairmen or by two Directors either at the registered office or at any other place indicated in the notice. There are no other requirements as to non-management meetings or frequency of board meetings either in the law or in the Quinsa Articles. Given that the Board of Directors must annually approve the accounts, Luxembourg law implicitly imposes at least one board meeting per year.

     Nominating/Corporate Governance Committee. Under NYSE Section 303A.04, listed companies shall have a “nominating/corporate governance committee” comprised entirely of independent Directors. Neither Luxembourg law nor Quinsa’s Articles require the formation of a nominating/corporate governance committee.

     Compensation Committee. Under NYSE Section 303A.05(a), listed companies shall have a compensation committee comprised entirely of independent Directors. Neither Luxembourg law nor Quinsa’s Articles require the formation of a compensation committee. While Quinsa has a compensation committee, it is not composed entirely of Independent Directors. Under NYSE Section 303A.05(b), the compensation committee shall have a written charter establishing certain minimum responsibilities as set forth in NYSE Section 303A.05(b)(i). Neither Luxembourg law nor Quinsa’s Articles require the formation of a compensation committee charter.

     Audit Committee. Under NYSE Section 303A.06, listed companies must have an audit committee that complies with SEC requirements. Foreign private issuers (non-U.S. Companies) are required to have this audit committee in place prior to July 31, 2005. We have not yet established an audit committee that complies with the SEC requirement but we plan to do so by July 31, 2005. Luxembourg law allows the board to delegate day-to-day management and Quinsa’s Articles allow for the establishment of an audit committee.

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

     NYSE Section 303A.07(c)(iii)(B) and (C) establishes audit committee objectives: (i) to discuss the annual audited financial statements and the quarterly financial statements of the company with management and the independent auditor, including the information disclosed under the heading “Management’s Discussion and Analysis of Financial Conditions and Results of Operations”; (ii) to discuss the company’s press releases relating to its earnings, as well as the financial information and guidelines relating to its earnings that are supplied to equity researchers and rating agencies. No such provision is contained in Luxembourg law or Quinsa’s Articles.

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

     Evaluation of Board Performance. Under NYSE Section 303A.09, the Board of Directors must make a self-assessment of its performance at least once a year to determine if it or its Committees function effectively and report thereon. Under Luxembourg law, the board’s performance is evaluated at the annual Shareholders’ meeting, at which the board presents a report and a resolution on the Directors’ discharge of their duties. The Directors are by law responsible for the due performance of their duties and may be liable to Quinsa for mismanagement. Shareholders will in principle individually have no action against Directors except for violation of corporate law or Quinsa’s Articles.

     Code of Ethics. NYSE Section 303A.10 provides for the adoption of a Code of Business Conduct and Ethics and sets out the topics that such code must contain. Quinsa’s Board has approved the adoption of a “Code of Ethics”, which applies to all Directors, management and employees, with no exceptions, the English translation of which was submitted to the SEC and to the NYSE. Quinsa believes that its Code complies with the NYSE requirements.

     Certifications by the CEO. NYSE Section 303A.12(a) provides that the CEO shall on a yearly basis certify to NYSE that he/she knows of no violation by the company of NYSE rules relating to corporate governance. No such certification is required by Luxembourg law or by Quinsa’s Articles.

     Notification of Non-fulfillment. Under NYSE Section 303A.12(b), the CEO shall notify the NYSE in writing whenever any executive officer of the company becomes aware of any substantial non-fulfillment of any applicable provision under NYSE Section 303A. No such provision regarding non-fulfillment of NYSE Section 303A is contained in Luxembourg law or Quinsa’s Articles, but Quinsa’s CEO expects to comply with the notice provisions as set forth under NYSE Section 303A.12(b).

     Delegations by the Board. Luxembourg law allows for the Board of Directors to delegate day-to-day management of the business of Quinsa to one or more Directors, officers, managers or other agents who may be, but are not required to be members of the board (acting either alone or jointly). Quinsa’s Articles further allow the board to constitute any committee, members of which may be selected either from among the Directors or outside thereof and determine their functions and authority.

     The Takeover Directive. The European Union adopted a Takeover Directive (“Directive”) on April 21, 2004. The Takeover Directive requires that Luxembourg adopt laws reflecting the Directive no later than May 20, 2006. The Directive contemplates laws that will differ, in certain instances, from existing SEC rules and from certain state corporation laws. For example, the Directive requires that Luxembourg adopt a law compelling an offeror who acquires voting control of a company to make an offer to all holders of the company’s securities at an equitable price. Conversely, the Directive contemplates laws pursuant to which minority shareholders could be forced to sell their shares or could force the controlling shareholder to acquire their shares at an equitable price once another threshold of control is reached by the acquiror. In addition, the Directive contemplates restrictions of the defensive measures that a company may take in response to a takeover bid unless the measures are approved by shareholders. It is not clear when Luxembourg will adopt legislation responding to the Directive or what the precise content of this legislation will be.

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

     You may request a copy of these filings at no cost by writing or calling the office of Francis Cressall, Quilmes Industrial (Quinsa) S.A., Avenida 12 de Octubre y Gran Canaria, Quilmes B1878 AAB Argentina, Tel: +5411-4349-1700.

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

Interest Rate Risk

     Our exposure to interest rate risk is limited to the exposure related to our cash on hand and deposited with banks, and our short-term investments (referred to as cash and cash equivalents) and short-term and long-term obligations, which are tied to market interest rates. As of December 31, 2004, we had cash equivalents and short-term investments of US$22.4 million as well as certificates of deposit and government bonds in the amount of US$98.2 million. Our investment portfolio primarily consists of cash equivalents. Accordingly, the carrying amounts approximate market value.

     We had an investment portfolio primarily comprised of fixed income certificates of deposit until October 2001. The fixed income certificates of deposit, like all fixed income securities, were subject to interest rate risk. We attempted to limit this exposure by investing primarily in short-term deposits. From November 2001 until the present we have principally invested in overnight accounts in order to reduce our financial exposure. Any investments in long-term securities tend to be associated with borrowings by our subsidiary QI(B). We have a finance group who oversees the management of our debt and investment portfolio and evaluates investment opportunities and their related risks and tax consequences as well as overall financing strategies.

     We are exposed to changes in interest rates primarily as a result of our borrowing activities which include short-term borrowings, variable-rate and fixed-rate long-term debt used to maintain liquidity and fund our business operations. The instruments’ actual cash flows are principally denominated in U.S. dollars and to a lesser extent in other currencies. Our interest expense is sensitive to changes in the general level of interest rates because a portion of our short-term debt and long-term debt arrangements bear interest at variable rates. Therefore, our results of operations would be affected by interest rate changes. However, the variable rates on our debt are all substantially in the form of LIBOR plus a certain spread, which is fixed. Therefore, our only exposure in these cases is to variations in LIBOR.

     In view of the nature of our portfolio, a 10% movement in market interest rates would not have a significant impact on the total value of our portfolio as of December 31, 2004.

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

Principal Cash Flows and Related Weighted Average Interest Rates*

	Average
	Weighted
	Interest Rate		Currency	2004	2005	2006	2007	2008	2009	2010	Total(1)
	(in US$ million)
Fixed rate
4 Loans	10.6%		US$	3.5	13.7	—	—	—	—	—	17.2
3 Loans	9.3%		Other	9.0	—	—	—	—	—	—	9.0
Total fixed rate loans	—		—	12.5	13.7	—	—	—	—	—	26.2
Floating rate loans	—		—	—	—	—	—	—	—	—	—
1 Loan	8.0	%(2)	P$	0.4	0.4	0.4	0.4	0.5	0.6	—	2.7
Syndicated 1 Loan	4.9	%(3)	US$	16.5	6.2	6.9	9.9	20.7	2.6	—	62.8
Other 14 Loans	4.2	%(3)	US$	74.7	31.1	26.1	43.5	39.1	3.2	33.3	251.0
Total floating rate loans	4.4	%(3)	US$	91.6	37.7	33.4	53.8	60.3	6.4	33.3	316.5
Total	—		—	104.1	51.4	33.4	53.8	60.3	6.4	33.3	342.7

*	Table does not include the effects of debt raised or paid after December 31, 2004. See “Item 5. Liquidity and Capital Resources—External Funding” for more information.

(1)	The carrying amounts of short-term debt and long-term debt approximate their respective fair values.

(2)	Plus CER.

(3)	Plus LIBOR.

Commodity Price Exposure

     Agricultural commodities constitute the principal raw materials used in our business, including barley, malt, rice and corn grits. Other raw materials purchased include aluminum cans and PET bottle preforms. These raw materials are normally purchased through supplier contracts. Prices of agricultural commodities tend to fluctuate due to seasonal, climatic and economic factors that may also affect our business. We believe that the raw materials for our products are readily available from a variety of independent suppliers. We are subject to market risk with respect to the cost of commodities because our ability to recover increased costs through higher pricing may be limited by the competitive environment in which we operate. In addition, we may enter into commodity futures and options contracts as deemed appropriate to reduce the effect of price fluctuations, although we have not done so for significant amounts. However, we may do so in the future. A 10% increase in the price of commodities would reduce our net income for a full year by approximately US$18 million in the event that we were not able to increase prices to compensate.

     For inventory, the following table presents the carrying amount at December 31, 2004 per major category:

Commodity Position on Balance Sheet	Carrying Amount(1)
(in US$ millions)
Barley Inventory	26.3
Cans Inventory	0.3
Malt Inventory	3.8
PET preforms Inventory	0.7
Total	31.1

(1)	The carrying amounts of these inventories approximate their respective fair values.

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

     Argentine operations accounted for approximately 67.1% of our revenues in 2004 and 66.2% in 2003. Argentine operations accounted for approximately 55% of our our consolidated operating profit in 2004 and 53% in 2003. During 2002, our Argentine operations accounted for 59.4% of our revenues, although our results from operations were negative due to the economic crisis. In 2002, the devaluation of the Argentine peso, coupled with the financial and economic crisis that was affecting Argentina at the time, limited the ability of CMQ to generate cash flows in U.S. dollars and comply with certain of its original financial covenants under its U.S. dollar-denominated bank loans. Consequently, management carried out negotiations during 2002, which led to the execution of a refinancing agreement on September 18, 2003.

The bank debt subject to renegotiation amounted to US$293.6 million. The agreement contemplated:

•	a down payment of US$20.3 million, made on the agreement date;

•	an extension of the term to 4, 5, 6 and 7 years;

•	the setting of new interest rates on the remaining principal balance of US$273.3 million ranging between LIBOR + 3% and LIBOR + 5%; and

•	the establishment of new financial ratios and indexes adapted to the new situation of Argentina, as well as certain restrictions on dividend payments, the borrowing of new indebtedness, disposal of assets and prepayment obligation-related issues.

     At December 31, 2003, the Company’s loans had been classified as either current or non-current on the basis of their due dates. The renegotiation agreements provided that in the event CMQ generated excess cash (as defined in such agreement), the Company was required to use a portion of that excess cash to prepay the non-current portion of the refinanced debt. The current portion of the long-term debt included US$40.3 million that was paid by the Company in February 2004 as a result of the prepayment clause included in the agreements.

     During 2004, we continued to pay CMQ’s dollar-denominated bank debt. Payments and prepayments totaled approximately US$125 million in 2004. Part of those payments were financed through approximately US$62 million in medium-term peso financing.

     As of June 15, 2005, the full amount of the renegotiated debt had been paid with proceeds from a US$150 million dollar-denominated bank debt, which was assigned to an independent trust and securitized.

     Operating in other international markets involves exposure to movements in other foreign exchange rates, primarily the Bolivian peso, Chilean peso, Paraguayan guaranties and Uruguayan pesos. Changes in foreign exchange rates would have the largest impact on translating our international operating profit into U.S. dollars.

     A 10% devaluation of all of the local currencies in the markets in which we operate would decrease our net income by approximately US$9.5 million, provided that our prices were not increased nor costs decreased to compensate.

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

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

     As of December 31, 2004, Quinsa, under the supervision and with the participation of Quinsa’s management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of Quinsa’s disclosure controls and procedures. Quinsa’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that Quinsa’s disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information Quinsa is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms.

Changes in internal controls

     There has been no change in Quinsa’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, Quinsa’s internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Luxembourg law does not require that we establish an audit committee of the Board (the “Audit Committee”) and the rules of the NYSE require only that we have such a committee by July 31, 2005. We have a committee consisting of members of senior management that performs some, but not all, of the functions typically performed by audit committees of U.S. issuers. Prior to the July 31, 2005 effective date of the NYSE rule requiring that non-U.S. issuers have audit committees that satisfy the requirements of SEC Rule 3.03A.06, we expect to establish an Audit Committee that complies with this rule. To prepare for the implementation of an Audit Committee, at our shareholders meeting held on June 25, 2005, we expanded the size of our Board from ten members to fourteen members and we elected four persons to act as the additional directors. Two of these persons were nominated by BAC and two of these persons were nominated by AmBev. We expect that, as required by the Shareholders Agreement, prior to July 31, 2005, AmBev and BAC will agree on the persons who will serve as members of the Audit Committee and thus as new members of the Board and, if necessary, that each will cause the two new directors nominated by it to resign and be replaced by the person or persons agreed upon by AmBev and BAC. We also expect that, upon the appointment of these new directors, BAC and AmBev will enter into such amendments to the Shareholders Agreement as may be necessary to (1) preserve the existing requirement that a majority of the directors nominated by BAC and a majority of the directors nominated by AmBev approve the material business decisions listed in the Shareholders Agreement, and (2) make it impossible for the new directors to affect the outcome of a vote on these decisions by, among other ways, aligning themselves with BAC or with AmBev.

ITEM 16B. CODE OF ETHICS

     Quinsa has adopted a code of ethics governing the principal executive officer, the principal financial officer and the chief accounting officer, as of June 2004. A copy of Quinsa’s code of ethics was filed as an exhibit to our annual report on Form 20-F filed on June 30, 2004.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The following fees were paid to PricewaterhouseCoopers, our independent auditors, for services rendered during the last two fiscal years (US$ thousand):

	2003	2004
Audit Fees(1)	752.4	662.5
Audit-related Fees(2)	0	105.5
Tax Fees(3)	224.3	195.5
All Other Fees(4)	4.2	3.9

(1)	“Audit fees” includes fees for audit or review services in accordance with generally accepted auditing standards, including statutory audit work for foreign operations.

(2)	“Audit-related fees” include services related to the performance of the audit not reported in audit fees.

(3)	“Tax fees” includes fees for tax compliance services.

(4)	“All other fees” includes fees billed related to publication provided to the Company.

     Audit Committee’s Pre-Approval Policies and Procedures. These procedures will be established when our Audit Committee is established.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE COMPANY

			(c) Total Number of
	(a) Total	(b) Average	ADSs Purchased as	(d) Approximate Dollar
	Number of	Price Paid	Part of Publicly	Value of ADSs that May
	ADSs	per ADS	Announced Plans or	Yet Be Purchased Under
Period of Fiscal Year	Purchased	(US$)	Programs	the Plans or Programs(7)
November 13th to 20th, 2003(1)	1,303,450	15.25	1,303,450	120,000
December 1st to 17th, 2003(2)	1,220,650	16.04	2,524,100	400,000
January 6th to 14th, 2004(3)	542,400	18.65	3,066,500	9,880,000
February 3rd, 2004(3)	110,950	18.50	3,177,450	6,702,500
March 12th to 16th, 2004(3)	323,600	18.65	3,501,050	667,000
April 2nd to 26th, 2004(4)	306,911	18.80	3,807,961	44,890,000
May 25th, 2004(4)	479,600	17.00	4,287,561	36,730,000
June 25th, 2004(4)	31,800	15.00	4,319,361	36,253,000
July 13th, 2004(4)	100,000	14.90	4,419,361	34,763,000
September 23rd, 2004(5)	4,677,518	19.00	9,096,879	34,763,000
September 23rd, 2004 (5)(6)	114,696	19.00	9,211,575	34,763,000
April 8th to 19th, 2005(4)	440,900	24.43	9,652,475	23,991,000
May 6th, 2005(4)	76,000	24.95	9,728,475	22,095,000
June 7th to 15th, 2005(6)	1,739	24.96	9,730,214	22,050,000

Total	9,730,214	18.18

(1)	Pursuant to a US$20 million program announced on October 31, 2003.

(2)	Pursuant to a US$20 million program announced on November 21st, 2003.

(3)	Pursuant to a US$20 million program announced on December 23rd, 2003.

(4)	Pursuant to a US$50 million program announced on March 26th, 2004.

(5)	Pursuant to a self-tender offer for ADSs and B shares.

(6)	Represents purchases of B shares through the Luxembourg Stock Exchange. Amounts have been converted to ADS equivalents, as per the 2 Class B shares per ADS ratio.

(7)	Our Board has discussed the possibility of making repurchases of stock that exceed the authorization for the latest repurchase program, whether through expanded market repurchase programs, a tender offer or another transaction. Our Board also has discussed the possibility of engaging in a transaction that could result in Quinsa becoming a company owned solely by BAC and AmBev. While our Board could change its mind at any time, for now the Board has decided not to authorize any such additional repurchases and/or transactions. Under our articles of association and the Shareholders Agreement among AmBev, BAC and Quinsa, we are prohibited from making any such additional repurchases or engaging in any such transactions unless the Directors nominated by BAC and those nominated by AmBev agree and unless AmBev and BAC, acting as shareholders, agree on the terms of the proposed transaction. See “Item 4. Information on the Company—History and Development—Recent Events—Stock Repurchases, Dividends, and Changes to our Fiscal Year” for more information.

PART III

ITEM 17. FINANCIAL STATEMENTS

     The following financial statements are filed as part of this Form 20-F:

ITEM 18. FINANCIAL STATEMENTS

     We have responded to Item 17 in lieu of responding to this Item.

ITEM 19. EXHIBITS

Exhibits
1.1	Articles of Incorporation of Quinsa, as amended (equivalent of both charter and by-laws).
2.1	Deposit Agreement dated February 28, 2002 among Quinsa, The Bank of New York and the holders from time to time of American Depositary Receipts issued thereunder (incorporated by reference to the registration statement on Form F-6 filed on February 20, 2002; File No. 333-83226).*
2.2	Form of American Depositary Receipt for Quinsa Class B shares (included in Exhibit 2.1).*
4.1	Share Exchange Agreement dated May 1, 2002 among Companhia de Bebidas das Américas—AMBEV and Quinsa (incorporated by reference to Exhibit 2.1 of the Schedule 13D relating to Quinsa, filed on May 13, 2002 by AmBev).*
4.2	Memorandum of Agreement dated January 13, 2003 between Heineken, Quinsa, BAC and certain of their respective affiliates dated January 13, 2003 (incorporated by reference to our Annual Report on Form 20-F filed on June 27, 2003 filed as Exhibit 4.2).*
4.3	Letter Agreement dated January 13, 2003 between AmBev, BAC and Quinsa (incorporated by reference to Exhibit 2.4 of the Schedule 13D/A relating to Quinsa filed on February 4, 2003 by AmBev).*
4.4	Quinsa Shareholders Agreement dated as of January 31, 2003 among BAC and AmBev (incorporated by reference to Exhibit 2.5 to Amendment No. 1 to the Schedule 13D relating to Quinsa filed on February 4, 2003 by AmBev).*
4.5	License Agreement dated January 31, 2003 between Quinsa and AmBev (incorporated by reference to our Annual Report on Form 20-F filed on June 27, 2003 as Exhibit 4.4).*
4.6	Distribution Agreement dated January 31, 2003 between Quinsa and AmBev (incorporated by reference to our Annual Report on Form 20-F filed on June 27, 2003 as Exhibit 4.5).*
4.7	Share Pledge Agreement dated as of January 31, 2003, among BAC, AmBev and Quinsa (incorporated by reference to Exhibit 2.9 to Amendment No. 1 to the Schedule 13D relating to Quinsa filed on February 4, 2003 AmBev).*
4.8	Escrow Agreement dated as of January 31, 2003, among BAC, AmBev and The Bank of New York (incorporated by reference to Exhibit 2.10 to Amendment No. 1 to the Schedule 13D relating to Quinsa filed on February 4, 2003 by AmBev).*
4.9	U.S.$ 150,000,000 Credit Agreement dated as of March 22, 2005 among CMQ and the Branch of Citibank N.A. established in the Republic of Argentina.

Exhibits
8.1	List of Subsidiaries.
10.4	Resolution of the Office of Competition, Deregulation and Consumer Advocacy of the Ministry of Production of the Republic of Argentina regarding the business combination of AmBev and Quinsa—English Translation (incorporated by reference to Exhibit 2.09 to Amendment No. 1 to the Schedule 13D relating to Quinsa filed on February 4, 2003 by AmBev).*
11.1	Code of Ethics (incorporated by reference to our Annual Report on Form 20-F filed on June 30, 2004 as Exhibit 11.1).*
12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of A.C. Nielsen Argentina S.A.
15.2	Consent of A.C. Nielsen Chile.
15.3	Consent of CCR/IRI.
15.4	Consent of A.C. Nielsen Uruguay.
15.5	Consent of CIES Internacional.

*	Incorporated by reference.

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
Name: Gustavo Castelli Title: Chief Financial Officer

Date: June 30, 2005

QUILMES INDUSTRIAL (QUINSA)
SOCIETE ANONYME

Consolidated Financial Statements
As of December 31, 2004, 2003 and 2002 and for each of
the three years in the period ended December 31, 2004

QUILMES INDUSTRIAL (QUINSA) SOCIETE ANONYME
Index to the Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Quilmes Industrial (QUINSA) Société Anonyme

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of Quilmes Industrial (QUINSA) Société Anonyme and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Luxembourg. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Luxembourg vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 28 to the consolidated financial statements.

PRICE WATERHOUSE & Co. S.R.L.

by	/s/ Marcelo De Nicola (Partner)

Marcelo De Nicola

Buenos Aires, Argentina.

June 27, 2005

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME
AND SUBSIDIARIES
Consolidated Balance Sheets
As of December 31, 2004 and 2003
(In US$ million)

	2004	2003
Assets

Fixed assets
Intangible assets (Note 5)	313.1	318.4
Industrial land and buildings (Note 6)	255.7	270.3
Machinery, plant and equipment (Note 6)	246.2	272.3
Bottles and crates (Note 6)	48.2	39.3
Other fixed assets (Note 7)	69.3	103.0
Financial assets (Note 8)	308.4	131.2

	1,240.9	1,134.5
Current assets
Inventories (Note 9)	85.6	78.8
Trade receivables, net	45.7	43.1
Other current assets (Note 10)	20.5	21.6
Short-term investments	98.2	123.3
Cash and banks	22.4	16.1

	272.4	282.9
Prepayments
Prepaid expenses	5.6	5.6

Total assets	1,518.9	1,423.0

Shareholders’ equity and liabilities

Shareholders’ equity
Share capital (Note 11.a)	41.7	41.7
Paid-in capital (Note 11.b)	9.6	138.3
Reserve for treasury stock (Note 11.c)	190.9	62.2
Legal reserve (Note 11.d)	4.2	3.4
Retained earnings (Note 11.e)	456.9	431.9
Net income for the year	59.0	36.8

	762.3	714.3

Minority interest	151.1	156.1

Total shareholders’ equity and minority interest	913.4	870.4

Provisions (Note 12)	42.7	32.2

Long-term liabilities
Long-term loans and other liabilities (Note 13)	265.8	246.1

Current liabilities
Current loans and short-term portion of long-term debt (Note 14)	106.6	104.1
Accounts payable and accrued expenses	145.0	131.8
Taxes payable and other current liabilities	45.4	38.4

	297.0	274.3

Total liabilities	605.5	552.6

Total shareholders’ equity, minority interest and liabilities	1,518.9	1,423.0

The accompanying notes are an integral part of these consolidated financial statements.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME
AND SUBSIDIARIES
Consolidated Statements of Income
For the years ended December 31, 2004, 2003 and 2002
(In US$ million)

	2004	2003	2002

Gross sales	803.0	648.5	488.2
Taxes	(37.8)	(25.8)	(19.6)

Net sales (Note 19)	765.2	622.7	468.6

Cost of good sold	(354.5)	(321.3)	(308.5)

Gross profit	410.7	301.4	160.1

Selling and marketing expenses	(159.4)	(143.5)	(120.5)
Administrative and general expenses	(36.4)	(38.4)	(43.2)

Operating income (loss) (Note 19)	214.9	119.5	(3.6)

Interest income	7.7	12.3	8.4
Other income (Note 15)	4.6	36.8	4.4
Foreign exchange results and translation adjustments	(1.8)	7.2	(22.9)
Interest and financial expenses	(28.5)	(38.8)	(32.8)
Other expenses (Note 16)	(66.3)	(64.2)	(155.9)

Income (loss) before income taxes and minority interest	130.6	72.8	(202.4)

Income taxes (expense) benefit (Note 17)	(52.0)	(23.3)	47.6
Minority interest	(19.6)	(12.7)	18.9

Net income (loss) for the year	59.0	36.8	(135.9)

The accompanying notes are an integral part of these consolidated financial statements.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME
AND SUBSIDIARIES
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2004, 2003 and 2002
(In US$ million)

			Reserve for
	Share	Paid-in	treasury	Legal	Retained
	capital	capital	stock	reserve	earnings	Total
Balances as of December 31, 2001	33.5	35.6	18.8	3.4	567.8	659.1

Increase in reserve for treasury stock	—	(1.7)	1.7	—	—	—

Net loss for the year	—	—	—	—	(135.9)	(135.9)

Balances as of December 31, 2002	33.5	33.9	20.5	3.4	431.9	523.2

Capital increase	8.2	146.1				154.3

Increase in reserve for treasury stock		(41.7)	41.7

Net income for the year					36.8	36.8

Balances as of December 31, 2003	41.7	138.3	62.2	3.4	468.7	714.3

Increase in legal reserve				0.8	(0.8)

Increase in reserve for treasury stock		(128.7)	128.7

Dividends to shareholders					(11.0)	(11.0)

Net income for the year					59.0	59.0

Balances as of December 31, 2004	41.7	9.6	190.9	4.2	515.9	762.3

The accompanying notes are an integral part of these consolidated financial statements.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME
AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the year ended December 31, 2004, 2003 and 2002
(In US$ million)

	2004	2003	2002
Cash flows from operating activities:

Net income (loss) for the year	59.0	36.8	(135.9)

Adjustments to reconcile net income (loss) to net cash flow from operating activities :
Depreciation	86.1	91.7	96.4
Amortization of goodwill	21.9	21.3	21.9
Impairment of goodwill			90.0
Impairment of tangible fixed assets	4.4	1.4	6.0
Inventories write-down			12.0
Deferred income tax	31.7	9.6	(50.3)
Minority interest	19.6	12.7	(18.9)
Interest in related companies	2.1	2.7	5.2
Allowance for doubtful accounts	1.4	2.1	3.2
(Gain) loss from sale of tangible fixed assets	(1.7)	6.9	4.8
Contingencies and provisions	1.0	(25.0)	3.5
Foreign exchange results and translation adjustments	1.8	(7.2)	(19.8)
Management bonus program	10.5	6.5
Impairment of Argentine government bonds	0.7	7.2

Changes in operating assets and liabilities:
(Increase) decrease in trade receivables	(3.6)	5.7	(5.0)
(Increase) in other current assets	(1.1)	(0.3)	(13.3)
(Increase) decrese in inventories	(6.7)	(16.7)	25.8
Decrease (increase) in other fixed assets	0.3	(4.4)	4.4
Decrease in prepaid expenses	0.2	1.9	3.7
Increase in accounts payable and accrued expenses	19.7	15.0	20.0
(Decrease) increase in other long-term liabilities	(1.1)	0.5	11.3
Increase in taxes payable and other current liabilities	7.3	12.3	3.4
(Decrease) in provisions	(6.1)	(36.7)	(8.6)
Increase in interest payable	3.4	2.7	2.6
(Increase) in intangible assets	(1.5)	—	—
Net cash provided by operating activities	249.3	146.7	62.4

Cash flows from investing activities:
Proceeds from sale of marketable securities	—	0.3
Acquisition of minority interest	(30.1)	(11.4)	(6.7)
(Increase) decrease in financial assets	(50.3)	(20.7)	0.5
Net proceeds from sale of tangible fixed assets	15.1	10.5	3.3
Purchase of tangible fixed assets	(72.2)	(38.0)	(20.5)
Cash received from adquisition of subsidiaries	—	12.9
Net cash used in investing activities	(137.5)	(46.4)	(23.4)

Cash flows from financing activities:
Dividends to minority interest	(8.4)	(8.3)	(8.3)
Payment of dividends to shareholders	(11.0)	—	—
Acquisition of treasury stock	(128.7)	(41.7)	(1.7)
Increase (decrease) in short-term debt	6.9	9.4	(33.3)
Proceeds from issuance of long-term debt	189.3	—	40
Repayment of long-term debt	(177.9)	(54.7)	(38.3)
Net cash used in financing activities	(129.8)	(95.3)	(41.6)

Effect of exchange rate changes on cash and cash equivalents	(0.8)	7.3	23.5

(Decrease) Increase in cash and cash equivalents	(18.8)	12.3	20.9
Cash and cash equivalents as of the beginning of the year	139.4	127.1	106.2
Cash and cash equivalents as of the end of the year	120.6	139.4	127.1

The accompanying notes are an integral part of these consolidated financial statements.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2004, 2003 and 2002
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

     Principles of consolidation

     The accompanying consolidated financial statements have been prepared to reflect the financial position and results of operations of Quilmes Industrial Société Anonyme (“QUINSA”), a Luxembourg holding company (a corporation organized under the laws of the Grand-Duchy of Luxembourg), and its majority-owned and controlled foreign subsidiaries (collectively referred to as “the Company”). The Company’s consolidated financial statements include those subsidiaries in which it holds either directly or indirectly more than 50% of the voting right. (See Note 3 for details). All significant intercompany accounts and transactions have been eliminated.

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

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to, accounting for allowance for doubtful accounts, depreciation and amortization, impairment of long-lived assets, useful lives of tangible fixed assets and intangible assets, tax valuation allowances, provisions for contingencies and other allowances. Actual results could differ from those estimates.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2004, 2003 and 2002
(In US$ million, except share data)

2. Acquisitions, mergers and strategic association

   Mergers and acquisitions

     Linthal S.A. (Linthal)

     As more fully described in Note 24, in January 2003 the Argentine control authorities approved the strategic alliance agreement entered into by the Company with Companhia de Bebidas das Américas (AmBev). Pursuant to this agreement, the Company acquired 100% of Linthal in exchange for 26,388,914 Quinsa newly issued Class B shares. Linthal is a holding company organized in Uruguay which, through its wholly-owned and majority-owned subsidiaries, namely CCBA S.A. (CCBA), Compañía Cervecera Brahma del Paraguay S.A. (CCBP) and La Luisiana S.A. (La Luisiana) and Compañía Salus S.A. (Salus), carried out the AmBev beer activities in Argentina, Paraguay and Uruguay, respectively. The acquisition was accounted for as a purchase. The purchase price amounting to US$ 157.7 (including US$ 3.4 million of related fees and expenses) was determined based on the fair market value of the business acquired. The excess of the purchase price over the fair value of the net assets acquired and liabilities assumed (excluding any identifiable intangible assets) resulted in recognition of goodwill of US$ 98.1 million which is being amortized over 20 years using the straight-line method. As a result of the issuance of the Class B shares, the Company increased its share capital and paid in capital by US$ 8.2 million and US$ 146.1 million, respectively. See Note 11 for details.

     In July 2003, the Company made a reorganization pursuant to which Quinsa contributed 100% of Linthal to Quilmes International (Bermuda) Ltd. (“QI(B)”) in exchange for newly issued shares of QI(B). As a result, the Company increased its ownership interest in QI(B) from 85% to 87.63%, resulting in recognition of additional goodwill amounting to US$ 3.5 million.

Cervecería y Maltería Quilmes S.A.I.C.A y G (CMQ) – Buenos Aires Embotelladora S.A.(Baesa) -Soft drinks business

     Baesa was an Argentine company that had exclusive franchise agreements to manufacture, bottle and market Pepsi Co soft drink brands, primarily in largely populated provinces of Argentina (Buenos Aires and Córdoba) and in Uruguay. In 2001 Baesa was merged with and into Cervecería y Maltería Quilmes S.A.I.C.A.y G. (CMQ), the surviving entity.

     During the year ended December 31, 2001 the Company incurred, through CMQ, costs related with the enhancement of the distribution and commercialization area of soft drinks, that allowed CMQ to begin commercial activities in the Province of Neuquén and certain zones of Río Negro and La Pampa. These costs totaled US$ 4.9 million and were accounted for as intangible assets.

Cervecería y Maltería Quilmes S.A.I.C.A y G (CMQ) – Embotelladoras del Interior S.A. (EDISA) – Coroplas S.A.I.C.I. y F. (Coroplas)

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

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2004, 2003 and 2002
(In US$ million, except share data)

2. Acquisitions, mergers and strategic association (continued)

     In August 2001 EDISA and CMQ agreed that the latter would take charge of the sale and distribution of products from the PepsiCo line. As a result of this agreement, as from that date, EDISA began to provide manufacturing and bottling services of such products for CMQ.

     In December 2002, CMQ’s, EDISA’s and Coroplas’s (a wholly-owned subsidiary of CMQ) Boards of Directors decided to merge those companies with and into CMQ (the surviving entity), a decision that was ratified in April 2003 by the meetings of shareholders of those companies, being effective January 1, 2003. In July 2003 the Superintendency of Corporations, the control authority in Argentina, approved that merger. As a consequence of this, at December 31, 2003, Quinsa held an indirect interest of 99,69% in CMQ.

     During 2004 the Company increased its indirect ownership interest in CMQ to 99.70% for a total consideration of US$ 0.1 million.

Cerveceria Paraguaya S.A. (Cervepar) – Compañía Cervecera Brahma del Paraguay S.A. (CCBP)

     The process for merging CCBP (the Paraguayan subsidiary contributed by AmBev in connection with the strategic alliance) and Cervepar commenced during the second quarter of 2003, and was approved at each of their shareholders meetings, held on August 7 and August 8, 2003 respectively. Final approval of the merger was granted by the Paraguayan regulatory authorities once a Final Merger Agreement was filed on December 18, 2003. As a result of this corporate reorganization, as of December 31, 2003 Quinsa held an indirect 85.80% interest in Cervepar.

     In November 2004, the Company, through QI(B) increased its indirect ownership interest in Cervepar from 85.80% to 87.36% for a total amount of US$ 5.3 million. The Company recorded this acquisition of additional ownership interest under the purchase method of accounting as a step acquisition, recognizing an additional goodwill of US$ 3.5 million.

Fabricas Nacionales de Cerveza S.A.(FNC) – Embotelladora del Uruguay S.A.(EUSA) – La Luisiana S.A. (La Luisiana)– Compañía Salus S.A. (Salus)

     During the second quarter 2001, the Company, through QI(B), acquired 47,301,300 shares of FNC for US$ 0.7 million, increasing its ownership interest from 56.27% to 59.39%. In addition, in November 2001 FNC was merged with and into EUSA, the surviving entity. As a result, at December 31, 2002 the ownership interest in EUSA was 59.7%.

     During 2003, EUSA changed its name to FNC. In addition, in September 2003, the Company, through QI(B), acquired an additional 36.82% ownership interest in FNC for a total consideration of US$ 7.7 million. The Company recorded these acquisitions of additional ownership interests under the purchase method of accounting as step acquisitions. The excess of the purchase price over the fair value of net assets acquired and liabilities assumed resulted in recognition of an additional goodwill of US$ 2.4 million.

     On November 30, 2003, after having carried out the pertinent legal formalities, FNC and La Luisiana (the Uruguayan subsidiary contributed by AmBev in connection with the strategic alliance) executed a merger agreement whereby FNC absorbed La Luisiana, which was dissolved without being liquidated. This reorganization did not produce significant effects on the accompanying consolidated financial statements.

     On February 3, 2004, the Boards of Directors of FNC and Salus executed a spin-off/merger agreement, which was subsequently approved by the Extraordinary Meeting of Shareholders held on February 27, 2004. This operation consisted of the spin-off of the beer (including soft drinks, malt and cider) and water businesses of Salus and the subsequent addition of beer business to FNC.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2004, 2003 and 2002
(In US$ million, except share data)

2. Acquisitions, mergers and strategic association (continued)

Cervecería Boliviana Nacional La Paz (CBN), Cervercería Boliviana Nacional Santa Cruz (CBNSC), Cervecería Santa Cruz (SC), Cervecería Taquiña (CTq), Cervecería Tarija, Envases de Aluminio Boliviano S.R.L. (Enalbo) and Inversiones Cerveceras Sociedad Anónima (INCESA)

     As of December 31, 1999, the Company had a 14.55% indirect equity interest in CBN, which in turn had a 30.0% direct equity interest in CBNSC, two Bolivian brewers. In 1999, the Company accounted for this investment at cost. In September 2000, the Company increased its indirect equity ownership in CBN to 70.34% for a total consideration of US$ 77.4 million. In December 2000, CBN acquired an additional 50.92% equity stake in CBNSC. With the increase in equity ownership of CBN to 70.34%, the Company gained effective control, and therefore, the Company changed its accounting method for CBN from cost to the consolidation method effective September 1,2000. Because a controlling interest in CBN was acquired in September 2000, the results of operations of CBN were included in the consolidated statements of income for the period beginning September 1, 2000.

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

     In fiscal year 2001, as a consequence of capitalization of loans with shareholders, INCESA increased its capital by US$ 102.3 million issuing 10,230 shares. Of this share increase, the Company, through QI(B), subscribed 9,880 shares. Also, during the year ended December 31, 2001 the Company increased, in several transactions, its indirect ownership in INCESA through the acquisitions of shares from minority shareholders for a total consideration of US$ 4.5 million. As a result of these operations, as of December 31, 2001 the Company increased its indirect ownership in INCESA to 96.15%. The Company recorded these acquisitions of additional ownership interests under the purchase method of accounting as step acquisitions. The excess of purchase price over the fair value of net assets acquired and liabilities assumed resulted in recognition of an additional goodwill of US$ 2.6 million.

     In the last quarter 2001, CBN’s, CBNSC’s, SC and Cervecería Tarija’s Board of Directors decided to merge SC, CBNSC and Cervecería Tarija with and into CBN (surviving entity). A preliminary merger agreement was executed between the above mentioned companies, and the merger was approved by the shareholders of each company in their respective shareholders’ general meetings. During the second quarter of 2002, the Bolivian authorities approved the merger.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2004, 2003 and 2002
(In US$ million, except share data)

2. Acquisitions, mergers and strategic association (continued)

     During the year ended December 31, 2002, the Company increased its indirect ownership in CBN to 78.13% and in CTq to 91.95% for a total consideration of US$ 3.8 million and US$ 0.1 million, respectively. The Company recorded these acquisitions of additional ownership interests under the purchase method of accounting as step acquisitions.

     In the last quarter of 2002, CBN’s, CTq’s and Enalbo’s (a wholly-owned CBN subsidiary) Boards of Directors decided to merge those companies with and into CBN (surviving entity), which was approved by the extraordinary meeting of shareholders of those companies. The Bolivian authorities approved the merger in May 2003. As a result of the merger, Incesa’s interest in CBN was taken to 79.98%.

     During 2003, the Company, through QI(B), increased its indirect ownership interest in Incesa to 97.45% for a total consideration of US$ 4.3 million (including a cash payment of US$ 3.8 million). The Company recorded this acquisition of additional ownership interest under the purchase method of accounting as a step acquisition, recognizing an additional goodwill of US$ 4.0 million.

     During 2004 the Company increased its indirect ownership interest in CBN to 85.14% for a total consideration of US$ 17.6 million. The Company recorded this acquisition of additional ownership interest under the purchase method of accounting as a step acquisition. Goodwill recognized in this connection amounted to US$ 10.4 million.

     In June 2004, the Company, through QI(B) increased its indirect ownership interest in Incesa from 97.45% to 100.00% for a total amount of US$ 6.8 million. The Company recorded this acquisition of additional ownership interest under the purchase method of accounting as a step acquisition, recognizing an additional goodwill of US$ 1.2 million.

     Fabrica Paraguaya de Vidrios S.A. (FPV), Cerveceria Paraguaya S.A. (Cervepar) and Colosas

     In September 2004, Cervepar and Colosas (operating companies located in Paraguay) sold to QI(B) the equity interests (81.79% and 12.70% respectively) of both companies held in FPV for a total amount of US$ 5.0 million. Subsequently, QI(B) acquired from minority shareholders an additional 5.22% of the ownership interest in FPV for a total amount of US$ 0.3 million. As a result of these transactions, at December 31, 2004, QI(B) holds a 99.71% ownership interest in FPV.

     CMQ

     In 2001, the Company, through QI(B), acquired 155,469 shares of CMQ for a total consideration of US$ 2.0 million, increasing the ownership to 99.67% and generating a goodwill of US$ 1.0 million. Also, during the second quarter of 2002, the Company, through QI(B), acquired 35,053 shares of CMQ for a total consideration of US$ 0.1 million, increasing the ownership interest to 99.72%.

     As a consequence of the merger between CMQ, EDISA and Coroplas, with CMQ being the surviving entity, at December 31, 2003, Quinsa held an indirect interest of 99,69% in CMQ.

     During 2004 the Company increased its indirect ownership interest in CMQ to 99.70% for a total consideration of US$ 0.1 million.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2004, 2003 and 2002
(In US$ million, except share data)

2. Acquisitions, mergers and strategic association (continued)

     Strategic association – Mineral water business

     Eco de los Andes S.A. (Eco)/ Hecatón S.A. (Hecatón)

     In July 1999, the Company entered into a strategic association with Perrier – Vittel, a company of The Nestle Group, to manage its mineral water business in Argentina through the formation of a new company, Eco. The Company consummated a spin-off of its mineral water business and contributed its related assets to Eco. After the spin-off, the Company retained a 48.83% in Eco. Eco’s objective is to focus on the bottling and marketing of various mineral water brands, including the Eco brand.

     During the first quarter 2001, the Company, through Hecatón, CMQ and EDISA, transferred certain assets related to the mineral water business of Glaciar and Villa de los Arroyos (VDA)’s lines of products to Eco.

     Also during the year ended December 31, 2001, and in several share transactions the Company, through QI(B), transferred to Perrier – Vittel 51.00% of its indirect ownership in Hecatón. As of December 31, 2001, the Company had an indirect ownership interest in Hecatón of 49.00%.

     On December 12, 2001 the Board of Eco began negotiations with Hecatón, in order to merge both companies. During the second quarter of 2002, the merger was approved by the corresponding local controlling authorities.

3. Summary of significant accounting principles and policies

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

     (c) Foreign currency assets and liabilities

     Financial statements of foreign consolidated subsidiaries have been translated into US dollars on the basis of the financial statements of such subsidiaries expressed in the local currency of the country of origin. The method of translation involves the translation of assets and liabilities at the year-end exchange rate, except for intangible assets, tangible fixed assets, other long lived assets and stock, which are translated at historical rates of exchange. Historical rates of exchange are also used for translating shareholders’ equity balances. Exchange rates prevailing during the year are used for translating the results of operations, except for depreciation, amortization and cost of good sold, which are translated at historical rates. Net monetary asset and liability related translation adjustments are included in earnings in the current year. The effects of this translation procedure have been treated as permanent differences in determining deferred income taxes.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2004, 2003 and 2002
(In US$ million, except share data)

3. Summary of significant accounting principles and policies (continued)

     Assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rates as of year-end. Transactions denominated in foreign currencies are translated into US dollars at the prevailing exchange rates on the date of transaction settlement. Foreign currency transaction gains and losses are recorded within “foreign exchange results and translation adjustments” in the accompanying consolidated statement of income.

     (d) Inventories

     Inventories are stated at the lower of cost (calculated using principally the first-in, first-out method or “FIFO”) or market value. The cost of finished goods and work in progress is comprised of raw materials, direct labor, other direct costs and related production overhead costs.

     An allowance for obsolescence or slow-moving stock is provided in relation to supplies, which is based on management’s analysis of their aging, the usage capacity of such materials based on their levels of preservation and maintenance and the potential obsolescence due to technological changes. An allowance for slow-moving stock is provided in relation to finished goods based on management’s analysis of their aging.

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

     (f) Severance costs

     Severance costs incurred in the normal course of business are expensed as incurred, except for severance indemnities related to employees of the Company’s Bolivian subsidiaries which are accrued based on an existing legal obligation that requires the Company to pay to certain qualifying employees an amount of severance indemnity equal to one month of salary per year of employment upon voluntary termination or retirement.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2004, 2003 and 2002
(In US$ million, except share data)

3. Summary of significant accounting principles and policies (continued)

     (g) Relationship with PepsiCo

     The Company has an agreement with PepsiCo which defines the amount that it is required to spend for marketing activities, usually as a percentage of total concentrate purchases. These agreements also establish a framework for funding marketing expenditures in each of the Company’s franchise territories. Pursuant to these agreements, each franchise territory develops, in cooperation with PepsiCo, an annual marketing plan to promote PepsiCo products in that territory. The annual marketing plan defines the types and amounts of advertising and promotional expenses and investments in marketing-related assets that the Company is required to fund in each territory. In the Company’s franchise territories, PepsiCo sets aside a percentage of the amount the Company pays for concentrate to support these marketing activities. PepsiCo either gives the Company these amounts or purchases services or goods directly from third parties, in both cases to support marketing activities. If the Company fails to submit its annual marketing and advertising plans each year to PepsiCo for its review and approval, or fails to carry out these plans in all material respects, PepsiCo is entitled to terminate the franchise agreement. Any termination of the Company’s franchise arrangement with PepsiCo would severely impact the Company’s soft drink operations.

     (h) Income taxes

     Quinsa tax situation is governed by the tax provision of the law of July 31, 1929 as amended by the rules set by Grand Ducal decree of December 17, 1939 governing “Holding Milliardaire Companies”. As such, as long as Quinsa maintains its status as a holding company, no income tax, withholding tax (including with respect to dividends), or capital gains tax is payable in Luxembourg. The Company ´s subsidiaries are subject to income taxes as governed by the tax laws in force in the countries of operations.

     Income taxes are accounted for using a comprehensive liability method of accounting for income taxes. Under the comprehensive liability method, deferred income taxes are recognized for the tax consequences of “temporary differences” by applying the statutory tax rate to the difference between the financial statement carrying amounts and the tax basis of existing assets and liabilities, calculated on a subsidiary by subsidiary basis. The effect on deferred income taxes of a change in tax rates is recognized in income in the period of enactment. A valuation allowance is established to reduce the carrying amounts of deferred tax assets unless such assets are more likely than not to be realized.

     (i) Intangible assets

     Goodwill, representing the excess of the purchase price over the fair value of net assets of acquired businesses, is amortized on a straight-line basis, primarily, over 20 years. The ongoing recoverability of goodwill is monitored based on a business unit by country basis and taking into account significant events or changes in the overall business environment.

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

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2004, 2003 and 2002
(In US$ million, except share data)

3. Summary of significant accounting principles and policies (continued)

     (j) Tangible fixed assets

     Tangible fixed assets primarily consist of industrial land and buildings, machinery, plant and equipment and bottles and crates. Tangible fixed assets are carried at cost less accumulated depreciation and include expenditures for new facilities and expenditures which substantially increase the useful lives of existing facilities. The cost of maintenance, repairs and minor renewals is expensed as incurred. When tangible fixed assets are retired or otherwise disposed, the related cost and accumulated depreciation are eliminated and any gain or loss on disposition is recognized in other income or other expenses, respectively, in the consolidated statement of income.

     Depreciation is provided on the straight-line method over the following estimated useful lives: buildings and improvements, 50 years; other tangible fixed assets, including machinery and equipment and bottles and crates, 3 to 20 years.

     The carrying value of tangible fixed assets does not exceed its recoverable value based on estimates made by the Company’s management. See Note 3(k).

     (k) Impairment of long-lived assets

     The Company periodically evaluates the carrying value of its long-lived assets for impairment. The carrying value of a long-lived asset is considered impaired by the Company when the anticipated discounted cash flows from such asset are separately identifiable and result in less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. This allowance is shown as a reduction of the related long-lived assets. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Assets released from productive activities are carried at the lower of cost or its estimated net realizable value.

     As mentioned in Note 4 (i), during the year ended December 31, 2002, the Company’s management determined that goodwill related with its soft drink business in Argentina was impaired. Consequently, the Company recorded a US$ 90 million write off.

     (l) Research and development costs

     Research and development costs are expensed in the year in which these costs are incurred. Historically, these expenses have not been significant.

     (m) Financial assets

     Financial assets consist primarily of treasury stock, certificates of deposits and participation agreements, government bonds and investments in affiliated companies.

     Treasury stock is carried at cost. Dividends collected on theses shares are deducted from the acquisition cost.

     Certificates of deposits and participation agreements are carried at cost plus accrued interest at year end.

     Government bonds are carried at their estimated fair value. See Note 8 for details.

     The equity method of accounting is used for the Company’s investments in affiliates where the Company exercises significant influence. As a result of the uncertain future performance of the water business, during the beginning of the fiscal year 2003 the Company discontinued the application of the equity method of accounting in connection with its investment in Eco after being reduced to zero. The Company has not guaranteed obligations of the investee and the Company is not committed to and has decided to not provide financial support to the investee.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2004, 2003 and 2002
(In US$ million, except share data)

3. Summary of significant accounting principles and policies (continued)

     (n) Other fixed assets

     Other fixed assets consist primarily of deferred income taxes and spare parts. Spare parts are carried at cost.

     (o) Accrual for vacation

     Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

     (p) Accounting for leases

     Leases of property and equipment where the Company assumes substantially all the risks and rewards of ownership, are classified as finance leases. Leases classified as finance leases are recognized as assets and liabilities in the balance sheet at amounts equal to the lower of fair value at the inception of the lease or the present value of the minimum lease payments. The leased asset is depreciated during the period of expected life consistent with the depreciation policy for depreciable assets that are owned or the lease term, whichever is lower. Lease payments are apportioned between finance charge and the reduction of the outstanding liability.

     Leases of assets under which all the risks and rewards of ownership are substantially retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the statement of income on a straight-line basis over the term of the lease.

     The Company also is the lessor in certain transactions which are classified as direct finance leases. Under the direct financing lease method, the Company records a receivable consisting of the sum of the minimum lease term payments (gross investment) less the unearned income. The difference between the gross investment and the cost of the leased equipment for direct finance leases is recorded as unearned income at the inception of the lease. The unearned income is amortized over the life of the lease using the interest method.

     (q) Prepaid expenses

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

4. Summary of the QUINSA group of companies

     The consolidated financial statements of QUINSA include the accounts of QUINSA and foreign controlled and affiliated subsidiaries. The following list summarizes the direct and indirect equity holdings in each of the companies, which form the QUINSA group. See Note 2 for a description of acquisitions, mergers and strategic associations occurred during the years ended December 31, 2002, 2003 and 2004.

     Participation of interest owned is shown as of December 31, 2004:

Held directly:
•	Quilmes International (Bermuda) Ltd. (QI(B)), Hamilton, Bermuda, at 87.63%.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2004, 2003 and 2002
(In US$ million, except share data)

4. Summary of the QUINSA group of companies (continued)

Held indirectly through QI(B):

•	Cervecería y Maltería Quilmes S.A. (CMQ), Buenos Aires, Argentina, at 99.70%.

•	(*) Eco de los Andes S.A., Buenos Aires, Argentina, at 48.82%

•	Colosas S.A., Barcequillo, Paraguay, at 57.97%.

•	Inversiones Bemberg Chile Ltda., Santiago de Chile, Chile, at 100.00%

•	Noitca Ltd., Tortola, British Virgin Islands and its subsidiaries, at 100.00%.

•	Linthal S.A., Montevideo, Uruguay, at 100.00%.

•	Sociedad de Inversiones y Comercio Vienher S.A., Panamá, Panamá, at 100.00%.

•	Fábrica Paraguaya de Vidrios S.A., Asunción, Paraguay, at 99.71%.

Held indirectly through Linthal:

•	SPV Salus S.A., Montevideo, Uruguay, at 26.25%.

Held indirectly through Linthal at 99.99% and FNC at 0.01%:

•	CCBA S.A. Lujan, Argentina, at 100.00%.

Held indirectly through QI(B) at 26.10%, Noitca at 8.56% and SPV Salus at 57.35%

• (*) Compañía Salus S.A., Uruguay.

Held indirectly through CMQ:

•	Quilmes Do Brasil Ltda., Porto Alegre, Brazil, at 100.00%.

•	Publicidad Relator S.A., Buenos Aires, Argentina, at 99.99%.

•	Seven Up Concesiones S.A.I. y C., Buenos Aires, Argentina, at 99.99%.

•	Embotelladora Perla del Norte S.A.I.C.I.A. y F., Pergamino, Argentina, at 99.99%.

•	Intergal S.A., Montevideo, Uruguay, at 100.00%.

•	Aydecar S.A., Buenos Aires, Argentina, at 99.99%.

Held indirectly through QI(B) at 65.60%, Linthal S.A. at 21.54% and FNC S.A. at 0.22%:

•	Cervecería Paraguaya S.A., Asunción, Paraguay

Held indirectly through QI(B) at 88.72% and Inversiones Bemberg Chile Ltda. at 11.28%:

•	Cervecería Chile S.A., Santiago de Chile, Chile.

Held indirectly through QI(B) at 51.37%, Noitca 1.18%, Linthal S.A. at 39.45% and CMQ at 5.09%:

•	FNC S.A., Montevideo, Uruguay

Held indirectly through QI(B) at 99.99% and Sociedad de Inversiones y Comercio Vienher S.A. at 0.01%:

•	Inversiones Cerveceras S.A. (Incesa), Panamá, Panamá.

Held indirectly through Incesa at 85.14%

Cervecería Boliviana Nacional S.A. (CBN), La Paz, Bolivia.

Held indirectly through Embotelladora Perla del Norte S.A.I.C.I.A. y F. at 99.99% and CMQ at 0.01%:

•	Embotelladora 9 de Julio S.A.I.C.I. y F., Pergamino, Argentina.

Held directly at 90.00% and indirectly through CMQ at 3.00%, Cervecería Chile S.A. at 1.50%, Cervecería Paraguaya S.A. at 2.50% and Embotelladora del Uruguay S.A. at 3.00%:

•	Quilmes Industrial S.A., Buenos Aires, Argentina.

(*) not consolidated

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2004, 2003 and 2002
(In US$ million, except share data)

5. Intangible assets

	As of December 31,
	2004	2003

Goodwill and other intangible assets, net
Baesa	78.5	82.5
Edisa	13.7	15.6
Cervecería Boliviana Nacional	105.0	100.7
Incesa, Taquiña and Santa Cruz	7.6	8.8
Salus (Beer business)	4.0	4.3
Salus (Water business)	3.9	4.1
Cervecería Bieckert S.A.	1.2	1.8
QI(B)	3.3	3.5
Linthal	89.0	92.4
Cervepar	3.5	—
Other	3.4	4.7

	313.1	318.4

Amortization for the years ended December 31, 2004, 2003 and 2002 totaled US$ 21.9 million and US$ 21.3 million and US$ 21.9, respectively.

6. Tangible fixed assets

		Industrial	Machinery,	Bottles
		land and	plant and	and
	Total	buildings	equipment	crates

Total cost as of January 1, 2004	1,471.1	347.4	986.4	137.3
Additions	72.2	5.7	38.9	27.6
Disposals	(37.0)	(13.8)	(8.0)	(15.2)

Total cost as of December 31, 2004	1,506.3	339.3	1,017.3	149.7
Accumulated depreciation as of January 1, 2004	(889.2)	(77.1)	(714.1)	(98.0)
Additions	(86.1)	(6.9)	(66.5)	(12.7)
Disposals	19.1	0.4	9.5	9.2

Accumulated depreciation as of December 31, 2004	(956.2)	(83.6)	(771.1)	(101.5)

Net book value as of December 31, 2004	550.1	255.7	246.2	48.2

				Bottles
		Industrial land and	Machinery, plant	And
	Total	buildings	and equipment	Crates

Total cost as of January 1, 2003	1,372.5	321.6	935.8	115.1
Acquisitions of businesses (Note 2)	84.9	32.0	47.4	5.5
Additions	55.0	0.3	25.0	29.7
Disposals	(41.3)	(6.5)	(21.8)	(13.0)

Total cost as of December 31, 2003	1,471.1	347.4	986.4	137.3
Accumulated depreciation as of January 1, 2003	(799.7)	(67.0)	(639.2)	(93.5)
Acquisitions of businesses (Note 2)	(20.0)	(5.0)	(14.9)	(0.1)
Additions	(91.7)	(7.1)	(73.7)	(10.9)
Disposals	22.2	2.0	13.7	6.5

Accumulated depreciation as of December 31, 2003	(889.2)	(77.1)	(714.1)	(98.0)

Net book value as of December 31, 2003	581.9	270.3	272.3	39.3

Amortization for the years ended December 31, 2004, 2003 and 2002 totaled US$ 86.1 million and US$ 91.7 million and US$ 101.1, respectively.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2004, 2003 and 2002
(In US$ million, except share data)

7. Other fixed assets

	As of December 31,
	2004	2003

Deferred income taxes (Note 17)	52.2	81.3
Spare parts	15.1	15.3
Tax receivables	0.1	1.1
Others (Net of allowance for doubtful accounts of US$ 2.6 million in 2004 and of US$ 0.8 million in 2003)	1.9	5.3

	69.3	103.0

8. Financial assets

	As of December 31,
	2004	2003

Treasury stock (i)	190.9	62.2
Certificates of deposit and Participation agreements	105.4	57.7
Argentine government bond (ii)	2.8	3.5
Investments at equity method	1.1	1.1
Other	8.2	6.7

	308.4	131.2

     (i) The details of treasury stock held by the Company are as follows:

	As of December 31,
	2004	2003
Class A shares:	5,330,807	2,272,245
Class B shares:	1,369,282	1,153,416
ADS (*):	9,904,665	3,358,216

(*)representing 2 Class B shares for each ADS

     During fiscal year 2004 Quinsa acquired 2,396,702 Class A shares and 1,895,261 ADS for a total amount of US$ 2.3 million and US$ 34.2 million, respectively.

     In addition, in September 2004, the tender offer launched by Quinsa to repurchase 8.4 million Class B shares (including ADSs) was concluded. The offers exceeded the number of shares included in tender offer, and Quinsa exercised the option to purchase an additional 2% of its remaining Class B shares. As a result, Quinsa repurchased 4,677,518 ADS and 229,392 Class B shares at US$ 9.5 per share or US$ 19.0 per ADS (total amount, including related cost, US$ 93.2 million). This operation complements a plan for the repurchase of its treasury stock implemented by Quinsa at the end of 2003.

     Additionally, in July 2004, upon the request of certain minority shareholders, the Company exchanged 13,526 Class B shares and 26,330 ADS maintained in treasury for 661,860 Class A shares.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2004, 2003 and 2002
(In US$ million, except share data)

8. Financial assets (continued)

     In June 2004, the Ordinary General Meeting of Quinsa approved to pay dividends to the shareholders. As a consequence of having treasury stock, US$ 1.0 million were received as dividend and this amount was deducted from the acquisition cost.

     (ii) CMQ holds US dollar denominated External Bills — Republic of Argentina for US$ 10.0 million (face value) issued by the Argentine government, which fell due on May 11, 2004. The Argentine government is in the process of renegotiating its public debt held by private creditors, which includes more than 150 bonds in default including the above mentioned bills. In September 2003, the Argentine government made an initial public offering to refinance its debt, which included a write-off of approximately 75% of the principal due. In view of the proposal, during 2003 the management of CMQ decided to set up a valuation allowance of US$ 7.2 million, on the basis of a recoverable value consistent with the public debt relief proposed by the Argentine government. At December 31, 2004, the net book value of those bonds amounted to US$ 2.8 million. See additional information in Note 26.

9. Inventories

	As of December 31,
	2004	2003

Finished goods and goods for resale	17.4	16.7
Work in process	7.3	6.8
Raw material and supplies	52.8	48.3

	77.5	71.8
Advances to suppliers and inventories in transit	8.1	7.0

	85.6	78.8

10. Other current assets

	As of December 31,
	2004	2003

Advances to suppliers	7.2	8.0
Prepaid taxes	0.6	0.6
Deferred income taxes (Note 17)	6.2	6.1
Advances to personnel	0.7	0.9
Others	5.8	6.0

	20.5	21.6

11. Shareholders’ equity

     (a) Share capital

     The share capital issued and outstanding amounts to US$ 41.7 million and is represented by 707,932,153 shares (637,103,500 shares of Class A common stock and 70,828,653 shares of Class B common stock, both classes without par value).

     The following is a summary of the share activity of the Company for the years ended December 31, 2003 and 2004:

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2004, 2003 and 2002
(In US$ million, except share data)

11. Shareholders’ equity (continued)

	Class A shares	Class B shares	US$
	(no par value)	(no par value)
Balances as of December 31, 2001 and 2002	647,618,840	43,388,205	33.5
Capital increase by contribution of Linthal shares	—	26,388,914	8.2
Conversion of A-shares into B-shares (10:1)	(10,515,340)	1,051,534	—

Balances as of December 31, 2003	637,103,500	70,828,653	41.7

Balances as of December 31, 2004	637,103,500	70,828,653	41.7

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

     The Company is listed on the Luxembourg Stock Exchange (“LSE”) since July 1991 and on the New-York Stock Exchange (“NYSE”) since March 1996.

     Class A and Class B shares have been listed on the LSE since June 11, 2001. American Depositary Shares (“ADS”), each representing two Class B shares as from June 11, 2001, are listed on the NYSE.

     Pursuant to information requirements from the LSE, the Company has also confirmed that during the last financial year and the current year no public takeover or exchange offers were made by third parties in respect of its shares, and no public exchange offers were made by it in respect of other companies’ shares.

     In January 2003, AmBev contributed its assets in Argentina, Paraguay and Uruguay to the Company in exchange for 26,388,914 Class B shares. Additionally, in 2003, the holders made a conversion of 10,515,340 Class A shares to 1,051,534 Class B shares.

     The authorized capital is fixed at US$ 400.0 million represented by Class A shares and Class B shares, both without par value, in a total amount of 6,790,862,498 shares which includes the number of shares of the presently share capital in such portions of Class A and B shares as shall reflect the outstanding portions from time to time of Class A and B shares under the issued share capital. This authorization is valid for five years until June 8, 2006.

     The Board of Directors is authorized to issue bonds convertible into shares to the extent that there shall be available authorized capital. This authorization is valid for five years until June 8, 2006. No bonds have been issued as of December 31, 2004.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2004, 2003 and 2002
(In US$ million, except share data)

11. Shareholders’ equity (continued)

     (b) Paid-in capital

     In January 2003, the paid in capital was increased when AmBev contributed to the Company Linthal shares in exchange for 26,388,914 newly issued Quinsa Class B shares. These shares were valued at their fair value of US$ 154.3 million which resulted in additional paid in capital of US$ 146.1 million.

     In accordance with regulations established in the Luxembourg Company law, during fiscal year 2004 US$ 128.7 million (US$ 41.7 million in 2003) of paid-in capital was allocated to the reserve for treasury stock (to be ratified by the Ordinary General Meeting of 2005).

     (c) Reserve for treasury stock

     Under Luxembourg regulations, the Company has to maintain a non-distributable reserve for treasury stock. In order to comply with that requirement, during 2002 the company allocated US$ 1.7 million (ratified by the Ordinary General Meeting of June 27, 2003). Additionally during 2003 and 2004 the Company allocated US$ 41.7 million (ratified by the Ordinary General Meeting of June 25, 2004) and US$ 128.7 million, respectively, to that reserve, corresponding to treasury stock acquired during these fiscal years. The allocation of US$ 128.7 million is yet to be ratified by the 2005 Ordinary General Meeting of shareholders.

     (d) Legal reserve

     Under Luxembourg Company Law, the Company is required to transfer to a legal reserve a minimum of 5% of its net income each year until this reserve equals 10% of the issued share capital (determined on the Company ´s stand alone financial statements). This reserve is not available for distribution.

     During 2004 US$ 0.8 million were allocated as an increase in the legal reserve in order to accomplish with the minimum amount required.

     (e) Retained earnings

     Retained earnings are generally distributable to the extent that the legislation of the jurisdiction, in which such retained earnings are held, so permits.

     Dividends may be paid by Quinsa to the extent that it has distributable retained earnings, calculated in accordance with Luxembourg legal requirements (based on the Company’s stand alone financial statements). Therefore, retained earnings included in the consolidated financial statements may not be wholly distributable.

12. Provisions

	As of December 31,
	2004	2003

Contingencies (Note 22)	7.7	10.6
Employee benefits (Note 21)	6.2	6.0
Acquisition-related and restructuring charges (i)	0.6	2.7
Baesa’s indemnification agreement (ii)	9.9	9.9
Bonus Management program (Note 21)	17.0	—
Others	1.3	3.0

	42.7	32.2

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2004, 2003 and 2002
(In US$ million, except share data)

12. Provisions (continued)

(i)	Acquisition-related and restructuring charges comprised primarily severance and other termination benefits and certain exit costs related to the closure of plants.

(ii)	In connection with the sale of the Brazilian soft drink business of Baesa (which was merged into CMQ in 2000) that took place in 1997, Baesa signed an indemnification agreement with the buyer (AmBev) pursuant to which Baesa has agreed to indemnify AmBev for certain material existing and potential claims, lawsuits and proceedings that existed at the time of the sale.

13. Long-term loans and other liabilities

	As of December 31,
	2004	2003

Due to banks	255.7	222.6
Capital lease obligations	2.0	2.3
Notes payable (Note 14)	—	13.7
Deferred income taxes (Note 17)	0.5	0.5
Other accounts payable	7.6	7.0

	265.8	246.1

     The followings tables categorize long-term loans by interest rate and currency:

Interest rate	As of December 31,

	2004	2003

Less than 4%	—	10.5
From 4 to 5.99%	81.8	160.8
From 6 to 7.99%	162.4	141.1
From 8 to 9.99%	20.1	—
From 10 to 11.99%	9.4	2.7
More than 11.99%	56.6	14.1

Total	330.3	329.2
Less current portion of long-term debt (Note 14)	(72.6)	(90.6)

Total non-current debt (i)	257.7	238.6

(i)	The Company’s long-term debt primarily represents borrowings from banks. As of December 31, 2004 and 2003, the Company had long-term debt of US$ 86.4 million and US$ 14.2 million, respectively, at fixed interest rates and US$ 243.9 and US$ 315.0 million, respectively, at rates which varied in relation to established indices, principally LIBOR, plus a fixed rate.

Currency	As of December 31,

	2004	2003

US$	203.3	236.3
Argentine $	54.4	2.3

Total non-current debt	257.7	238.6

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2004, 2003 and 2002
(In US$ million, except share data)

13. Long-term loans and other liabilities (continued)

     The aggregate maturities of long-term loans (additionally, see (ii) and (iii) below for further information regarding maturities) as of December 31, 2004 and 2003 are as follows:

Year	As of December 31, 2004	As of December 31, 2003

2005	—	51.4
2006	116.7	33.4
2007	83.8	53.8
2008	5.3	60.3
2009	0.6	6.4
2010 or +	51.3	33.3

Total	257.7	238.6

     (i) QI(B) Commitments

     QI(B) guaranteed certain loans granted by third parties to some of its subsidiaries for a total amount of US$ 67.3 million and US$ 37.4 million at December 31, 2004 and 2003, respectively. During January, 2005, QI(B)’s subsidiaries repaid US$ 32.3 million of this indebtedness, reducing the amount so guaranteed to US$ 35.0 million

     (ii) Debt refinancing

     CMQ had a significant amount of bank loans denominated in US dollars. The devaluation of the Argentine Peso that occurred in 2002 as well as the financial and economic crisis that affected Argentina, had limited the ability of CMQ to generate funds and comply with certain financial ratios originally committed to. Consequently, management started in 2002 to carry out negotiations with lenders in order to obtain, among other matters, an extension of the original loan terms, new credit facilities and the change of certain indices and financial ratios originally committed to with which the Company had been unable to comply at December 31, 2002. Finally, in September 2003 CMQ completed the refinancing of its bank loans amounting to US$ 293.6 million. The renegotiation agreements contemplated (a) a cash payment of US$ 20.3 million made on the agreement date and (b) an extension of the term and the establishment of new interest rates applicable to the remaining principal balance of US$ 273.3 million. CMQ also committed to meet financial ratios and covenants and to make early prepayments if CMQ generates excess cash, as defined in the agreements. In February 2004, CMQ made an early prepayment for US$ 40.3 million based on the excess cash generated as of December 31, 2003.

     In June 2004 CMQ agreed with its creditors to amend and ease certain covenants included in the agreements, including the possibility of borrowing money with the obligation to use the funds obtained to prepay the debt balance. As part of its policy to reduce exposure to the devaluation of the local currency, in July and September 2004, CMQ obtained from local banks new loans denominated in Argentine pesos using the proceeds amounting to US$ 61.7 million to partially prepay the debt balance. The remaining balance of the refinanced debt was fully prepaid after year-end. See Note 26 for details.

     (iii) CMQ’s new financial loan — Underlying assets

     On November 1, 2004 and November 30, 2004, the Company’s Board of Directors and the Extraordinary General Shareholders’ Meeting, respectively, approved the issue of simple negotiable obligations, non-convertible into shares, guaranteed or not, subordinated or not, issued in compliance with Law 23576 for a principal amount of up to US$ 150 million granting a maximum period for issuing of two years.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2004, 2003 and 2002
(In US$ million, except share data)

13. Long-term loans and other liabilities (continued)

     The Board of Directors began proceedings with the Branch of Citibank N.A. established in Argentina and with Citigroup Global Markets Inc., regarding the possibility of issuing these negotiable obligations, analyzing the various possibilities for their placement. During the many proceedings carried out and in order to comply with the needs of financing, the Board of Directors resolved on January 25, 2005 that the most advisable structure in the Company’s interests would consist in replacing the issuing of these negotiable obligations with a loan to be granted by the Argentine Branch of Citibank N.A., or whoever finally turns out to be the lender. This loan will be the underlying asset for a financial trust that will issue debt certificates for public offering in Argentina. This issuing will not oblige the Company to join the system of public offering.

     See additional information in Note 26.

14. Current loans and short-term portion of long-term debt

	As of December 31,
	2004	2003

Overdraft facilities	0.3	0.9
Short-term loans	19.5	12.6
Notes payable (i)	14.2	0.5
Capital lease obligations, current portion (Note 13)	0.4	0.4
Due to banks, current portion (Note 13)	72.2	89.7

	106.6	104.1

     The following tables categorize current loans and short-term portion of long-term debt by currency:

	As of December 31,
	2004	2003

US$	86.9	94.7
Argentine $	11.9	1.8
Bolivian $	7.3	7.6
Chilean $	0.5	—

	106.6	104.1

(i) CMQ (formerly Baesa) has outstanding notes as described below:

	As of December 31,
	2004	2003

Series A, due September 1, 2005, interest at 11% per annum, payable semiannually	2.7	2.7
Series B, due September 1, 2005, interest at 12% per annum, payable semiannually	11.5	11.5

	14.2	14.2

     See Note 26 for additional information.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2004, 2003 and 2002
(In US$ million, except share data)

15. Other income

	Year ended
	December 31,
	2004	2003	2002

Recovery of expenses	—	1.6	1.3
Rental income	0.2	0.2	0.2
Gain on settlement of pre-acquisition contingencies (see Note 22)	—	29.4
Sale of by-products and others	0.7	1.0
Gain from sale of tangible fixed assets	1.7	—
Other	2.0	4.6	2.9

	4.6	36.8	4.4

16. Other expenses

	Year ended
	December 31,
	2004	2003	2002

Severance costs and other benefits to employees (i)	7.5	11.8	4.6
Amortization of goodwill	21.9	21.3	21.9
Impairment of goodwill			90,0
Impairment of tangible fixed assets	4,4	1,4	6,0
Bonus management program (see Note 21)	10.5	6.5	—
Inventories write-down			12.0
Expenses related to unproductive assets	1.2	1.3	1.6
Labor lawsuits and termination of distribution agreement	2.0	1.1	1.5
Loss from sale of tangible fixed assets	—	6.9	4.8
Interest in related companies	2.1	2.7	5.2
Research and development costs	0.4	0.2	0.2
Tax on debits and credits	8.1	6.1	3.3
Remuneration of Board (see Note 23)	2.0	1.0	0.2
Other	6.2	3.9	4.6

	66.3	64.2	155.9

     (i) The Company expenses severance indemnities incurred in the normal course of business when paid.

17. Income taxes

	Year ended
	December 31,
	2004	2003	2002

Current tax expense	20,3	13,7	2,7
Deferred tax expense (benefit)	31,7	9,6	(50,3)

Income tax expense (benefit)	52.0	23,3	(47.6)

     The Company has adopted the criterion of considering the effects of the translation as a permanent difference when calculating the deferred tax (see Note 3.c). Income tax expense differs from the amounts computed by applying the statutory rate for each country to pre-tax income for the year ended December 31, as follows:

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2004, 2003 and 2002
(In US$ million, except share data)

17. Income taxes (continued)

	Year ended
	December 31,
	2004	2003	2002

Net income (loss) before taxes and minority interest	130.6	72.8	(202.4)
Blended average income tax rate	34.5%	20.8%	34.9%

Income tax expense (benefit) at blended income tax rate	45.0	15.1	(70.6)
Non-deductible expenses	22.0	14.7	61.4
Foreign exchange and change in valuation allowance	(4.3)	0.9	(42.3)
Tax promotional benefits	(11.6)	(6.3)	(1.7)
Other	0.9	(1.1)	5.6

	52.0	23.3	(47.6)

     The tax effects of temporary differences that give rise to the Company’s deferred tax assets and liabilities are presented below:

	As of December 31,
	2004	2003

Tax loss carry-forwards	60.7	91.3
Deferred exchange loss	4.6	7.8
Employee benefits accruals	4.8	2.8
Provisions	8.4	4.7
Depreciation	(0.4)	3.4
Allowance for doubtful accounts and other reserves	2.5	2.8
Others	(0.3)	0.3

Subtotal	80.3	113.1
Valuation allowance	(22.4)	(26.5)

Net deferred income tax asset	57.9	86.6

     Balance sheet classification of net deferred tax asset is disclosed below:

	As of December 31,
	2004	2003

Deferred tax asset — current	6.2	6.1
Deferred tax asset — non-current	52.2	81.3
Deferred tax liability — current	—	(0.3)
Deferred tax liability — non-current	(0.5)	(0.5)

Net deferred income tax asset	57.9	86.6

     As of December 31, 2004 the company and its subsidiaries had accumulated tax loss carryforwards of approximately US$ 195.9 million (US$ 284.5 million as of December 31, 2003), of which US$ 74.8 million (US$ 65.5 million as of December 31, 2003) have no expiration dates.

     In assessing the realizability of deferred tax assets, management assesses the likelihood that either a portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning in making these assessments. Based on current financial information, the Company is uncertain that it will recover its entire deferred tax assets through future taxable income. Accordingly, at December 31, 2004, the Company had recognized a valuation allowance of US$ 22.4 million (US$ 26.5 million at December 31, 2003) against its deferred tax assets.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2004, 2003 and 2002
(In US$ million, except share data)

18. Related parties

     The following transactions were carried out with related parties:

	Year ended
	December 31,
	2004	2003	2002

Purchase of raw materials	9.9	8.5	3.0
Transportation services	1.3	0.8	1.7
Fees for services	0.4	0.7	0.6
Technical assistance fees	—	0.1	1.5
Purchase of goods for resale	—	0.2	0.3
Sale of raw materials	(1.3)	—	—

     Purchase of raw materials: During 2004, the Company purchased several raw materials, including malt, from Malteria Pampa S.A. (AmBev’s subsidiary) and corn grits and rice from Compal S.A. (“Compal”) which is 60 % owned by Arfinsa S.A. (“Arfinsa”) for a total amount of US$ 3.2 million and US$ 6.7 million, respectively. Arfinsa is indirectly owned by certain members of the Bemberg family (the Company’s primary shareholder), and Compal is the Company’s sole supplier of corn grits and rice.

     During 2003, the Company purchased several raw materials, including malt, from AmBev’s subsidiaries (Malteria Pampa S.A., Cervecería y Maltería Paysandú S.A. and Companhia Brasileira de Bebidas S.A.) and corn grits and rice from Compal for a total amount of US$ 3.9 million and US$ 4.6 million, respectively.

     During 2002, the Company purchased several raw materials, including malt and barley, from Heineken. As a consequence of the agreement reached with Heineken in January 2003, the Company agreed to cease producing and selling the Heineken brand during 2003. Consequently, the above mentioned purchases were terminated.

     Transportation services: Compal provides integrated logistics support of the Company’s entire supply chains, from inbound raw materials supply through finished goods distribution, including dedicated contract carriage, the management of carriers, and other supply chain services. These costs are included as selling and marketing expenses in the consolidated statements of income.

     Fees for services: These fees relate to certain administrative fees charged by Arfinsa. These costs are included as administrative and general expenses in the consolidated statements of income.

     Technical Assistance Agreements: The Company’s relationship with Heineken as a technical adviser was governed by technical assistance agreements relating to both the brewing and malting operations. The technical assistance agreements covered issues relating to both product quality and the maintenance of production equipment and facilities. Heineken assisted the Company in the quality control process by conducting laboratory analyses of raw materials, taste tests, evaluations of Company’s technical reports and annual “technological audits” of the operating companies and provided advice regarding the purchase of raw materials, environmental issues and managerial systems. Furthermore, under the technical assistance agreements, the Company was able to request certain additional services with respect to its breweries, including assistance in planning and constructing new breweries, training brewers and engineers and developing new products, production methods and packaging materials. These fees and expenses were included as technical assistance fees within cost of good sold in the consolidated statement of income. As a consequence of the agreement reached with Heineken in January 2003, the Company ceased producing and selling the Heineken brand during 2003 (see Note 22). Consequently, the above mentioned agreements were terminated.

     Purchase of goods for resale: During 2003, the Company purchased imported bottled beer from AmBev’s subsidiaries for a total amount of US$ 0.2 million.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2004, 2003 and 2002
(In US$ million, except share data)

18. Related parties (continued)

     Sale of raw materials: During 2004, the Company sold barley and seeds to Maltería Pampa S.A. for a total amount of US$ 1.3 million.

19. Credit concentration and geographic information

     Most of the Company’s customers are located in South America. No single customer accounted for more than five percent of the Company’s sales or receivables in the years disclosed.

	Year ended
	December 31,
	2004	2003	2002

Net sales
Argentina	513.3	412.4	278.5
Bolivia	108.0	92.2	88.7
Chile	23.0	22.2	22.0
Paraguay	94.4	74.7	59.5
Uruguay	36.7	26.4	23.6
Consolidation adjustments	(10.2)	(5.2)	(3.7)

	765.2	622.7	468.6

	Year ended,
	December 31,
	2004	2003	2002

Operating income (loss)
Argentina	118.3	63.2	(29.8)
Bolivia	50.2	35.6	28.9
Chile	(0.2)	(2.0)	(2.9)
Paraguay	41.1	24.2	11.7
Uruguay	7.5	0.3	(3.8)
Corporate headquarters & consolidation adjustments	(2.0)	(1.8)	(7.7)

	214.9	119.5	(3.6)

	As of December 31,
	2004	2003

Total assets
Argentina	744.7	764.8
Bolivia	313.6	280.4
Chile	21.3	20.4
Paraguay	166.3	129.6
Uruguay	73.3	43.8
Corporate headquarters & consolidation adjustments	199.7	184.0

	1,518.9	1,423.0

20. Personnel

     Personnel expenses amounted to US$ 97.5 million, US$ 89.3 million and U$S 79.0 million in the years ended December 31, 2004, 2003 and 2002, respectively.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2004, 2003 and 2002
(In US$ million, except share data)

21. Employee benefits

     (a) Short-term employee benefits

     These include benefits such as wages, salaries and social security contributions. Amounts payable are included within the caption accounts payable and accrued expenses.

     (b) Post-employment benefits

     The Company has included within provisions US$ 6.2 million corresponding to:

     i) the “Convenio Cervecero” whereby CMQ has the obligation to make a lump sum payment to certain qualifying employees when they retire if they comply with certain requirements (i.e.: a minimum service period of ten years);

     ii) a liability related to accrual of pension plan (the “Plan”) corresponding to a defined contribution scheme. Argentine laws provide for mandatory pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans (Pension Funds) to which employees may elect to direct their mandatory contributions. Under the features of the Plan, participants may elect to direct their voluntary contributions to Retirement Funds or the same Pension Fund where their mandatory contributions are held. Provided the participant has elected to direct his or her contributions to an authorized Investment Retirement Fund or Pension Fund, eligible participants must make monthly pre-tax contributions to the Plan of up to 7.5% or 11% of their eligible earnings, respectively. This defined contribution plan provides monthly matching CMQ contributions equal to 100% of the employee contribution. Based on the uncertainty regarding the updating of the funds deposited, generated by the economic crisis that Argentina experienced, which involved the departure from monetary convertibility, although the plan remained current, deposits in private companies were suspended, maintaining the reserves on the company’s records. The reserved contributions will be deposited once the final treatment of the Plan has been determined; and

     iii) other post employment benefits (pensions) and;

     iv) also, in accordance with a legal requirement in Bolivia establishing payment of indemnity based on length of service equivalent to a monthly salary per year of service to personnel retiring voluntarily after at least five uninterrupted years of work.

     (c) Bonus management program

     Some of the Company’s directors and officers participate in performance and seniority-based remuneration plans pursuant to which they receive an annual bonus as an incentive compensation for their services. During fiscal year 2003, the Company implemented a new system for calculating that incentive, through which it became a 100% variable incentive depending on the Company’s results.

     Under this new system, the expense for the years ended December 31, 2004 and 2003 totaled US$ 10.5 million and US$ 6.5 million, respectively.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2004, 2003 and 2002
(In US$ million, except share data)

22. Contingencies

     Bolivia

     During 2000, as part of the acquisitions described in Note 2, as well its ongoing operations in general, the Company recorded a contingency reserve of US$ 51.4 million for tax, social security and commercial lawsuits.

     In August 2003, through Law No. 2492 the National Congress of Bolivia passed a temporary and exceptional Voluntary Program (“the program”) for regularizing tax debts. In November 2003, the Company (through its subsidiary in Bolivia, CBN) decided to join the program and made a lump sum payment for US$ 12.3 million, which enabled Quinsa to reduce potential tax and social security contingencies that had been covered by an amount included in the provision mentioned above. Consequently, during fiscal year 2003, the Company recognized a gain on settlement of pre-acquisition contingencies totaling US$ 29.4 million. This gain was included within other income, in the consolidated statement of income.

     Relation with Heineken — Termination

     In June 2002, Quinsa received a notice from the International Chamber of Commerce stating that Heineken, which owned 15% of the Company’s principal subsidiary QI(B), had begun arbitration proceeding against the Company and Beverages Associates Corp. (“BAC”). In its request for arbitration, Heineken alleged that the proposed Companhia de Bebidas Das Américas (“AmBev”) transactions violated certain contracts between Heineken and the Company. Heineken had requested that the arbitration panel prohibit completion of the AmBev transactions and declare that Heineken was entitled to purchase Quinsa’s 85% interest in QI(B) for terms economically equivalent to the value placed by QI(B) on the AmBev transactions. Heineken had also requested that the arbitration panel require Quinsa and BAC to pay Heineken an unspecified amount of money in damages.

     Furthermore, in June 2002, Quinsa also received a summons indicating that Heineken had commenced a legal proceeding against the Company in a Luxembourg court. Like the arbitration notice, the summons alleged that the proposed transaction with AmBev violated certain contractual agreements between Heineken and Quinsa, and requested that the court issue an order prohibiting the completion of the transaction with AmBev until the contract dispute was resolved by an arbitrator. Also in June 2002, the Luxembourg court dismissed Heineken’s summons after noting that Quinsa and AmBev had agreed not to complete the AmBev transactions before the required approval of the Argentina antitrust authorities was obtained.

     On January 14, 2003 Quinsa and Heineken announced that they had entered into an agreement to settle the above mentioned arbitration proceeding. Pursuant to the settlement agreement BAC agreed to purchase Heineken’s 15% equity interest in QI(B), for an aggregate price of US$ 102.7 million. BAC’s purchase of the QI(B) shares occurred simultaneously with the completion of the AmBev transaction (see Note 24).

     As a result of the settlement agreement, the shareholders agreement between Quinsa and Heineken relating to Heineken’s investment in QI(B) was terminated. In January 2003, AmBev acquired 57% of the shares in QI(B) that BAC had acquired from Heineken.

23. Remuneration of Board

     In accordance with article 14 of the Articles of Incorporation, a remuneration of US$ 1.5 million will be proposed for the year 2004 (U$S 1.0 million and U$S 0.2 million for the years 2003 and 2002 respectively). As the remuneration for 2003 voted by the shareholders in 2004 exceeded the amount originally proposed by US$ 0.5 million, this amount was charged to the consolidated statement of income in 2004 within other expenses. No delegation of tasks was made by the Board of Directors to any of its members resulting in any other salary allocation or remuneration.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2004, 2003 and 2002
(In US$ million, except share data)

24. Strategic Alliance

     On May 1, 2002 it was announced that an agreement had been signed by which Quinsa and AmBev agreed to merge the activities of AmBev in Argentina, Paraguay and Uruguay relating to the production and sale of beer with the activities carried out by Quinsa. As a result of the agreement, Quinsa will be granted an exclusive license to produce and distribute the Ambev brands in the Southern Cone free of charge. It also provides for the distribution by Ambev of the Quilmes brands in Brazil. This agreement was subject to several conditions, such as approval by Argentina’s National Commission of Defense of Competition, the local control authority. On January 13, 2003 the Commission approved this agreement for Argentina, imposing certain restrictions such as the sale of some brands currently marketed by Quinsa and the sale of certain productive assets within a twelve-month period. See “Action by Compañía Cervecerias Unidas S.A.” below for details on sale requirements and current status.

     As a result of this approval by the Commission, on January 31, 2003 Quinsa and AmBev signed an agreement by which the terms of the strategic alliance were established between the parties. This alliance included the acquisition by Quinsa of Linthal S.A. (Linthal), a company that controlled the beer activities carried out by AmBev in Argentina, Paraguay and Uruguay.

     The above mentioned transaction is governed by certain agreements described in further detail in the paragraphs that follow.

     Share Exchange Agreement. AmBev sold to Quinsa all the shares of capital stock of its subsidiaries which manufacture, market, sell or distribute beer in Argentina, Uruguay and Paraguay in exchange for 26,388,914 newly issued Quinsa Class B shares. Pursuant to the Share Exchange Agreement, Quinsa and AmBev will also execute (i) an agreement granting to Quinsa the exclusive right to manufacture, market, sell and distribute the AmBev beer brands in Argentina, Chile, Uruguay, Paraguay and Bolivia, and (ii) a distribution agreement pursuant to which AmBev will agree to distribute the Quilmes Cristal brand in Brazil. The Company’s rights with respect to the AmBev beer products are required to be perpetual and Quinsa will not be required to pay any royalty or other fees to AmBev in exchange for these rights.

     Stock Purchase Agreement. In connection with the Share Exchange Agreement, AmBev and BAC entered into a Stock Purchase Agreement, dated May 1, 2002 pursuant to which, AmBev agreed to acquire from BAC 230,920,000 Class A shares, without par value, of Quinsa for an aggregate purchase price of US$346.4 million.

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

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2004, 2003 and 2002
(In US$ million, except share data)

24. Strategic Alliance (continued)

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

     Pursuant to the Quinsa Shareholders Agreement, so long as AmBev and BAC each have the Requisite Percentage of Voting Interest (defined as at least 40% of the combined ownership of BAC and Ambev of all outstanding voting shares) each of AmBev and BAC will have the right to nominate:

•	50% of the directors constituting the Quinsa board of directors, and

•	for each of the Company’s subsidiaries, 50% of the number of directors that BAC is entitled to nominate under such subsidiary’s charter documents or by-laws, any existing shareholders agreement or applicable law.

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

     As a consequence of the change in control of AmBev arising from the Interbrew-AmBev transaction (see Note 25 for details) BAC had the right to accelerate and exercise its put option immediately. However, at December 31, 2004, BAC has not exercised the put option to sell AmBev the remaining 373,520,000 Quinsa Class A shares in exchange for newly issued shares of AmBev.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2004, 2003 and 2002
(In US$ million, except share data)

24. Strategic Alliance (continued)

     Conditions to close strategic alliance. Action by Compañía Cervecerías Unidas S.A. (“CCU”) contesting the conditions imposed.

     As discussed above, one of the conditions to closing the strategic alliance with AmBev was the receipt of approval of the Argentine antitrust authorities. On January 13, 2003 the Argentine antitrust authorities approved this agreement for Argentina, imposing certain conditions as described below:

a.	Within 12 months of January 13, 2003, AmBev and Quinsa must transfer ownership of the following assets:

1.	to an independent, experienced, financially sound, third party with no current production in Argentina:

- the Bieckert and Palermo brands and recipes;

- the license for production of the Heineken brand (the “Heineken License”); however, the Company received a notice from Heineken terminating the Heineken License as of June 17, 2003. As a result, the Company was required to transfer the Imperial brand instead;

- at the option of the purchaser, the Norte brand. If an agreement cannot be reached on price, an internationally recognized investment bank appointed by Quinsa and AmBev shall establish the price; and

- the brewery located in Luján, Buenos Aires, that produced the Brahma brand and now produces Palermo and Bieckert among other brands;

2.	to a third party, not related to the purchaser of the assets described above and also not currently producing beer in Argentina:

- the Company’s malt production facility, adjacent to the former Bieckert brewery, located in Llavallol, Buenos Aires. Alternatively, AmBev and Quinsa can agree to allow such third party to operate the facility for 10 years;

b.	By the end of the required twelve-month period, AmBev and Quinsa must:

1.	allow the purchaser access to Quinsa’s distribution network for a period of 7 years;

2.	refrain from forcing or inducing their clients to purchase products other than beer from them; and

3.	at the option of the purchaser, AmBev and Quinsa must commit to produce the Bieckert, Palermo, and Imperial brands of beer for the purchaser for a period of two years.

     Also, the Argentine antitrust authorities require that CMQ report regularly the actions taken by that Company to retain the market share of the trademarks to be sold.

     Due to legal proceedings instituted by one of the Company’s competitors, CCU, the deadline for compliance with these conditions has been suspended. In April 2003, CCU contested the conditions imposed by the Argentine antitrust authorities by filing a claim in the Federal Court of Appeals in Argentina seeking to enjoin the sale of these brands because CCU believes it should be entitled to bid for them. CCU is currently barred from bidding on such brands because it has operations in Argentina, and therefore does not qualify as a foreign purchaser pursuant to the Argentine antitrust authority’s stipulations. CCU’s claim tolled the time period in which the Company is required to sell its brands.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2004, 2003 and 2002
(In US$ million, except share data)

24. Strategic Alliance (continued)

     Although CCU’s claim was rejected by the Federal Court of Appeals, CCU has appealed to the Argentine Supreme Court for review of the Federal Court of Appeals’ decision. Until a final decision is reached, the twelve-month time period in which the Company is required to comply with the antitrust conditions will remain suspended. At this point in time, it is not possible for the Company to determine when this process will be resumed. In the meantime, the Company continues to produce and sell the brands involved. The Company cannot predict when CCU’s claim finally will be determined or what the outcome of the legal proceedings might be or what response the Argentine antitrust authorities might have to the outcome.

     Moreover, CMQ could also face further antitrust actions in the event that AmBev ends up acquiring all of Quinsa’s shares, which would effectively give AmBev control of Quinsa and CMQ. It is impossible to determine how or whether the Argentine antitrust authorities would address this situation, if and when it occurs, or how it could potentially affect CMQ’s present antitrust litigation brought by CCU.

     Action by C.A.S.A Isenbeck (“Isenbeck”)

     During 2004, Isenbeck, the Argentine subsidiary of the German Warsteiner Brauerei Haus Cramer, filed a suit to require CMQ and AmBev to cease to integrate their operations and act as independent companies until all the conditions set forth in the approval of the Argentine antitrust authorities are complied with. CMQ is not a party to this suit. The Argentine antitrust authorities rejected the suit and Isenbeck filed an appeal with the Argentine antitrust authorities, who then ruled that Isenbeck had no right to appeal its decision. Therefore, Isenbeck followed with an appeal with the Civil and Commercial Federal Appeal Courts, claiming that it had the right to appeal the ruling of the Argentine antitrust authorities. The Civil and Commercial Federal Appeal Courts granted Isenbeck the right to appeal the ruling of the Argentine antitrust authorities. However, as of December 31, 2004, there has been no ruling on the merits of the claim filed by Isenbeck. It cannot be predicted what the outcome of this suit will be.

25. The Interbrew-AmBev transaction

     In March 2004, AmBev entered into an agreement to acquire Labatt Brewing Company Limited (“Labatt”) from Interbrew in exchange for newly issued shares of AmBev. Also, various entities controlled by AmBev’s controlling shareholders entered into an agreement with Interbrew and Interbrew’s controlling shareholder to exchange their controlling interest in AmBev for newly issued shares of Interbrew.

     On August 27, 2004, the Interbrew and the AmBev Shareholder’s Meetings approved the Interbrew-AmBev transaction.

26. Subsequent events

a.	Prepayment of CMQ’s bank debt and BAESA’s notes payable — CMQ ´s new financial loan

     On January 20, 2005, CMQ prepaid the equivalent of US$ 20.0 million of its outstanding senior bank debt with available cash. In addition, on January 21, 2005, CMQ borrowed US$ 57.0 million in peso-denominated short-term loans and applied the proceeds thereof and available cash to prepay the outstanding balance of its dollar-denominated senior bank debt. On February 7, 2005, CMQ also deposited US$ 32.0 million with a trust to pay all series of the BAESA notes payable due September 2005 (including QIB’s holdings).

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2004, 2003 and 2002
(In US$ million, except share data)

26. Subsequent events (continued)

     On March 22, 2005 CMQ borrowed U$S 150 million from the Argentine branch of Citibank N.A. This consisted of a long-term dollar denominated amortizing loan, with final maturity in 2012, which was subsequently securitized. (See note 13 –“ CMQ ´s new financial loan – Underlying assets”). The proceeds of this loan were used to repay a US$ 57.0 million peso – denominated short-term loan it had previously borrowed and to repay other dollar-denominated bank debts for US$ 42.9 million. The balance of the proceeds is held by the Company in the form of short-term dollar and peso investments.

b.	Renegotiation of Argentina’s public debt held by private creditors — CMQ’s External Bills

     As discussed in Note 8, the Argentine government launched a proposal for the exchange of government bonds in default for various types of securities. On February 2, 2005 CMQ accepted the proposal, subscribing a bond denominated in U.S. dollars with a nominal discount of 66.3%. The bond accrues interest at an annual rate of 8.28 % and falls due in 30 years. Interest is payable twice a year in cash for the first 10 years and subsequently capitalized (i.e. added to the principal amount). Principal is payable as from year 2024. The estimated fair market value of this new bond at the time of the exchange approximates the net book value of the exchanged instruments recorded at December 31, 2004.

c.	Dividends collected from QI(B)

     QI(B) declared a cash dividend on its issued and outstanding shares to shareholders of record on March 30,2005 in the aggregate amount of US$ 250.0 million, payable pro rata to the shareholders proportionate to their holdings of shares. The dividend was paid on April 12, 2005, and the US$ 219,1 million corresponding to Quinsa, were collected as follows: US$ 12,8 million in cash and US$ 206,3 million to settle the loan from QI(B).

27. Compliance with IFRS

     As the Company is listed on the Luxembourg Stock Exchange, it is required by the European Commision to fully comply with International Financial Reporting Standards (“IFRS”) as of January 1, 2005. As a result, the Company’s primary accounting principles will no longer be Luxembourg GAAP, but fully replaced by IFRS as from January 1, 2005.

     The Company has been working on the IFRS conversion project to ensure full compliance with IFRS at such date. Based on preliminary unaudited IFRS figures at December 31, 2004, the restated figures will reflect a significant change in shareholders’ equity.

     The captions with significant differences are described below, together with an explanation where appropriate:

a.	Tangible fixed assets: The company adopted the exception prescribed by paragraph 16 of IFRS No. 1 “Fair value as deemed cost” for measurement of fixed asset balances in the IFRS opening balance sheet.

b.	Intangible assets.

c.	Financial assets: Under Luxembourg GAAP, treasury stock is reported at cost and classified within financial assets in the Company’s consolidated balance sheets. Under IFRS, treasury stock are presented as a separate component of shareholder’s equity.

d.	Deferred income taxes.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2004, 2003 and 2002
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

Reconciliation of net income (loss):	Year ended
	December 31,
	2004	2003	2002

Net income (loss) as reported under Luxembourg GAAP	59.0	36.8	(135.9)
US GAAP adjustments:
Translation of foreign currencies (a)	54.9	101.5	(87.0)
Impairment of intangible assets (b)	(5.6)	(5.6)	90.0
Write-down of inventories (c)	(3.3)	(5.3)	12.0
Impairment of tangible fixed assets (d)	2.6	(3.0)	—
Differences in basis relating to purchase accounting (e)	4.8	6.1	2.5
Accounting for business combinations (f)	1.1	1.1	1.1
Restructuring (h)	(2.1)	(2.1)	(2.7)
Change to consolidation (i)	0.1	0.2	0.1
Other adjustements (j)	(0.3)	(0.2)	0.1
Deferred income tax effect of above (k)	(4.7)	4.4	1.8
Minority interest effect of above (l)	(6.6)	(13.0)	(3.5)

Net income (loss) under US GAAP	99.9	120.9	(121.5)

Basic and diluted earnings per share under US GAAP (p):
Net income (loss) per Class A common share	0.08	0.09	(0.11)
Net income (loss) per Class B common share	0.90	0.98	(1.19)

Reconciliation of shareholders’ equity:	As of December 31,
	2004	2003

Shareholders’ equity as reported under Luxembourg GAAP	762.3	714.3
US GAAP adjustments:
Translation of foreign currencies (a)	(309.6)	(365.6)
Impairment of intangible assets (b)	78.8	84.4
Write-down of inventories (c)	3.4	6.7
Impairment of tangible fixed assets (d)	(0.4)	(3.0)
Differences in basis relating to purchase accounting (e)	(29.4)	(37.1)
Accounting for business combinations (f)	(16.7)	(17.8)
Treasury stock (g)	(190.9)	(62.2)
Restructuring (h)	0.6	2.7
Change to consolidation (i)	(0.8)	(0.9)
Other adjustements (j)	0.6	0.9
Deferred income tax effect of above (k)	3.2	7.9
Minority interest effect of above (l)	39.6	51.2

Shareholders’ equity under US GAAP	340.7	381.5

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2004, 2003 and 2002
(In US$ million, except share data)

28. Differences between Luxembourg GAAP and US GAAP (Continued)

Description of changes in shareholders’ equity under US GAAP:	Year ended
	December 31,
	2004	2003

Shareholders’ equity under US GAAP as of the beginning of the year	381.5	175.1

Capital increase	—	153.9
Dividends to shareholders	(11.0)	—
Purchase of treasury stock	(128.7)	(41.7)
Foreign currency translation	(1.0)	(26.7)
Net income under US GAAP	99.9	120.9

Shareholders’ equity under US GAAP as of the end of the year	340.7	381.5

     Description of reconciling items:

     (a) Translation of foreign currencies

     Under Luxembourg GAAP, financial statements of foreign consolidated subsidiaries have been translated to US$ on the basis of the financial statements of such subsidiaries expressed in the local currency of the country of origin. The method of translation involves the translation of assets and liabilities at the period-end exchange rate, except for intangible assets, tangible fixed assets, other long lived assets and inventory, which are translated at historical rates of exchange. Historical rates of exchange are also used for translating shareholders’ equity balances. Exchange rates prevailing during the period are used for translating the results of operations, except for depreciation, amortization and cost of goods sold, which are translated at historical rates. Net monetary asset and liability related translation adjustments are included in earnings in the current period.

     Under US GAAP, the financial statements of the Company’s subsidiaries are translated in accordance with SFAS No 52 “Foreign Currency Translation”. Financial statements of foreign operations where the local currency is the functional currency are translated using period-end exchange rates for assets and liabilities, historical rates of exchange for shareholders’ equity, and exchange rates prevailing during the period for the results of operations. Adjustments resulting from these translations are accumulated and reported as a component of accumulated other comprehensive loss in shareholders’ equity.

     (b) Impairment of intangible assets

     As mentioned in Note 3(c) to the consolidated financial statements, under Luxembourg GAAP long-lived assets are translated into US dollars at historical rates of exchange. Since the Company carries out most of its operations in Argentina, its cash flows suffered a significant decrease in 2002 when measured in US dollars as a result of the devaluation of the Argentine peso. Accordingly, during fiscal year 2002 the Company recognized an impairment charge of goodwill related to the Argentine soft drink business amounting to US$ 90 million.

     Under US GAAP, the Company translates its long-lived assets at current rates of exchange since the Argentine peso is considered to be the functional currency for the Company’s operations in Argentina. Accordingly, long-lived assets are tested for impairment based on the Company’s functional currency. As a result of the analysis made by the Company’s management no impairment was recognized under US GAAP. This adjustment gave rise to greater amortization charges of US$ 5.6 million during the years ended December 31, 2004 and 2003.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2004, 2003 and 2002
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

     During 2003, bottles and cases were reclassified to tangible fixed assets and are being depreciated over a 3-year period on a straight-line basis. The 2003 and 2004 income adjustments represent greater depreciation charges recognized under US GAAP as a result of having a different original cost as mentioned above.

     (d) Impairment of tangible fixed assets

     Under Luxembourg GAAP, the Company had recognized during 2000 certain impairment charges totaling US$ 31.5 million in connection with the closure of a plant in Argentina. Under US GAAP, in accordance with Staff Accounting Bulletin No. 100 “Restructuring and Impairment Charges” and SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of” (“SFAS No. 121”), the Company recognized that impairment during 2001 when required criteria were met. Under Luxembourg GAAP, during 2003 the Company reversed US$ 3.0 million of the above mentioned impairment as a result of an increase in the fair market value of the assets. Under US GAAP, restoration of a previously recognized impairment loss is prohibited. When an impairment loss is recognized, the adjusted carrying amount of the asset becomes the new cost basis, which is amortized over the remaining useful life of the asset. The 2004 US GAAP income adjustment includes the reversal of the related depreciation charge recognized under Luxembourg GAAP during the year ended December 31, 2004 amounting to US$ 0.3 million.

     In addition, under Luxembourg GAAP during fiscal year 2004 the Company recognized an impairment charge related to a building amounting to US$ 2.3 million which reduced its carrying value to its net realizable value. Under US GAAP, no impairment was necessary as a result of having a lower carrying amount. As such, the impairment charge has been reversed.

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
for the years ended December 31, 2004, 2003 and 2002
(In US$ million, except share data)

   28. Differences between Luxembourg GAAP and US GAAP (Continued)

     (e) Differences in basis relating to purchase accounting (continued)

     Purchase accounting for the Baesa acquisition occurred in 2000. Under US GAAP, the Company reversed (i) certain liabilities recognized under Luxembourg GAAP pertaining to restructuring charges of US$ 2.6 million (US$ 1.8 million net of the related deferred tax asset), and (ii) the income tax benefit recognized under Luxembourg GAAP associated with the change in the valuation allowance of deferred tax assets originally recorded in the purchase price allocation of US$ 53.8 million. These differences gave rise to a decrease in the amount of goodwill recorded under Luxembourg GAAP for US$ 55.6 million and therefore, lower amortization expense charges totaling US$ 2.9 million US$ 2.9 million and US$ 2.1 million for the years ended December 31, 2004, 2003 and 2002, respectively.

     CBN acquisition and other acquisitions occurred in 2001. As stated in Note 2, during fiscal year 2001 the Company increased its ownership interest in certain subsidiaries. Therefore, goodwill recognized under Luxembourg GAAP was increased as a result of certain US GAAP adjustments totaling US$ 1.0 million. In addition, under US GAAP the Company reversed against goodwill US$ 7.5 million of certain liabilities recognized under Luxembourg GAAP pertaining to restructuring charges recognized in the purchase price allocation of the acquisition of CBN. These adjustments gave rise to a decrease in amortization expense of US$ 0.4 million, US$ 0.4 million and US$ 0.4 million for fiscal years 2004, 2003 and 2002, respectively.

     Acquisition of Linthal occurred in 2003. As described in Note 2, in January 2003 the Argentine control authorities approved the strategic alliance agreement entered into by the Company with AmBev, pursuant to which the Company acquired 100% of Linthal in exchange for 26,388,914 Quinsa newly issued Class B shares. Under both Luxembourg GAAP and US GAAP, the acquisition was accounted for as a purchase. However, certain differences existed in accounting for this transaction between both generally accepted accounting principles:

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

     Under Luxembourg GAAP, the excess of the purchase price over the fair market value of the net assets acquired and liabilities assumed (excluding any identifiable intangible assets) resulted in recognition of goodwill of US$ 98.1 million which is being amortized over 20 years using the straight-line method. Under US GAAP, the Company recognized apart from goodwill certain acquired identifiable intangible assets (basically trademarks) with a fair market value of US$ 32.8 million and also recognized the related deferred tax liability amounting to US$ 10.7 million.

     As a result, goodwill under US GAAP totaled US$ 75.6 million. Under US GAAP, trademarks are being amortized under the straight-line basis over a 20-year period. Goodwill under US GAAP is not amortized but tested for impairment at least annually. Amortization recognized under Luxembourg GAAP and reversed for US GAAP purposes amounted to US$ 3.0 million and US$ 2.8 million for the years ended December 31, 2004 and 2003, respectively.

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2004, 2003 and 2002
(In US$ million, except share data)

   28. Differences between Luxembourg GAAP and US GAAP (Continued)

     (e) Differences in basis relating to purchase accounting (continued)

     Reorganization. As described in Note 2, in July 2003, the Company made a reorganization pursuant to which Quinsa contributed 100% of Linthal to QI(B) in exchange for newly issued shares of QI(B). As a result, the Company increased its ownership interest in QI(B) from 85% to 87.63%, resulting in recognition of additional goodwill amounting to US$ 3.5 million. Under US GAAP, as a result of certain US GAAP adjustments when estimating the fair value of the net assets acquired, goodwill totaled US$ 13.0 million.

     In addition, during fiscal year 2004 the Company incurred certain restructuring charges related to the spin off of Salus (subsequently merged with and into FNC) amounting to US$ 1.5 million, which resulted in an increase of goodwill under Luxembourg GAAP. Under US GAAP, such costs were expensed as incurred as certain criteria specified by EITF 95-3 were not met.

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
for the years ended December 31, 2004, 2003 and 2002
(In US$ million, except share data)

   28. Differences between Luxembourg GAAP and US GAAP (Continued)

     (f) Accounting for business combinations (continued)

     In addition, during 1999, the Company recognized an impairment charge related to the tangible fixed assets which had a stepped up carrying basis as discussed above. Under US GAAP, such fixed assets had been recognized using the historical cost basis, and as a result, the impairment charge would not have been necessary under US GAAP.

     These adjustments gave rise to differences in depreciation expense.

     (g) Treasury stock

     Under Luxembourg GAAP, treasury stock is reported at cost and classified within financial assets in the Company’s consolidated balance sheets. Under US GAAP, treasury stock is presented as a separate component of shareholders’ equity.

     (h) Restructuring

     Under Luxembourg GAAP, during fiscal year 2001 the Company recognized certain liabilities pertaining to restructuring charges totaling US$ 9.1 million as part of the purchase price allocation of the acquisition of CBN. Under US GAAP, the Company applied EITF 95-3 “Recognition of Liabilities in Connection with a Purchase Business Combination” (“EITF 95-3”). As such, during fiscal year 2001 the Company reversed US$ 7.5 million of these restructuring charges against goodwill as certain criteria specified by EITF 95-3 were not met. These restructuring charges are being recognized in earnings when paid (US$ 2.7 million, US$ 2.1 million and US$ 2.1 million for fiscal year 2002, 2003 and 2004, respectively).

     (i) Change to consolidation

     As discussed in Note 2, during the year ended December 31, 2000 the Company increased its ownership interest in CBN from 14.55% to 70.34%, gaining effective control. As a result, the Company changed its accounting method from the cost to the consolidation method effective September 1, 2000. Because a controlling interest in CBN was acquired in September 2000, the results of operations of CBN were included in the statement of income since such date.

     Under US GAAP, the financial statements of prior periods would be retroactively adjusted as required by APB 18 to reflect the investment under the equity method of accounting. The US GAAP adjustment reflects differences in amortization and depreciation charges.

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

   28. Differences between Luxembourg GAAP and US GAAP (Continued)

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2004, 2003 and 2002
(In US$ million, except share data)

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

	Year ended December 31,
	2004	2003	2002
Net income (loss) under US GAAP	99.9	120.9	(121.5)
Other comprehensive (loss) income:
Foreign currency translation	(1.0)	(26.7)	3.2

Comprehensive income (loss)	98.9	94.2	(118.3)

	As of December 31,
	2004	2003	2002
Accumulated other comprehensive loss	(232.1)	(231.1)	(204.4)

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2004, 2003 and 2002
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

     Outstanding shares during prior periods were retroactively restated for the stock split mentioned above.

     The following tables set forth the computation of basic and diluted net income (loss) per share for the years ended December 31, 2004, 2003 and 2002:

	Year ended December 31, 2004
	Class A	Class B
Numerator:
Actual dividends declared	5.2	5.8
Allocated undistributed net income	42.1	46.8

Net income	47.3	52.6
Denominator:
Weighted-average shares outstanding	622,389,538	58,116,535

Basic and diluted net income per common share	0.08	0.90

	Year ended December 31, 2003
	Class A	Class B
Numerator:
Actual dividends declared	—	—
Allocated undistributed net income	57.3	63.6

Net income	57.3	63.6
Denominator:
Weighted-average shares outstanding	639,966,516	64,957,459

Basic and diluted net income per common share	0.09	0.98

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2004, 2003 and 2002
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

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2004, 2003 and 2002
(In US$ million, except share data)

  28. Differences between Luxembourg GAAP and US GAAP (continued)

     (q) Statements of cash flows (continued)

	As of December 31,
	2004	2003	2002
Cash and banks	22.4	16.1	39.0
Cash equivalents:
Time deposits and money-market funds	98.2	123.3	88.1

Total cash and cash equivalents	120.6	139.4	127.1

     Under US GAAP, as required by SFAS 95, supplemental cash flow information should be disclosed as presented below:

	Year ended December 31,
	2004	2003	2002
Cash paid during the year for:
Interest	18.4	25.3	26.5
Income tax	17.2	6.2	8.7
Non-cash activities:	—	—
Issuance of preferred shares in exchange for minority interest	—	—	—
Acquisition of subsidiaries through issuance of debt	—	—	—
Sale of subsidiaries through an increase in other current assets	—	—	—
Increase in tangible fixed assets through an increase in accounts payable			—
Acquisition of unconsolidated companies:	—	—
Equity / Cost	—	—	—
Goodwill	—	—	—

Purchase price	—	—	—
Seller financing	—	—	—

			—

Acquisition of minority interests:
Minority interests	15.0	5.5	6.7
Goodwill	15.1	6.4	—

Purchase price	30.1	11.9	6.7
Acquisition through offsetting of credits	—	(0.5)	—

	30.1	11.4	6.7

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2004, 2003 and 2002
(In US$ million, except share data)

   28. Differences between Luxembourg GAAP and US GAAP (continued)

     (q) Statements of cash flows (continued)

	Year ended December 31,
	2004	2003	2002
Acquisition of subsidiaries:
Industrial land and buildings	—	29.2	—
Machinery, plant and equipment	—	30.8	—
Bottles and crates	—	3.7	—
Other fixed assets	—	1.5	—
Financial assets	—	—	—
Inventories	—	9.8	—
Trade receivables	—	3.7	—
Other current assets	—	3.9	—
Prepaid expenses	—	—	—
Restricted cash and short-term investments	—	—	—

Total non-cash assets acquired	—	82.6	—
Provisions	—	17.9	—
Long-term loans and other liabilities	—	—	—
Current loans and short-term portion of long-term debt	—	10.9	—
Accounts payable and accrued expenses	—	6.8	—
Taxes payable and other current liabilities	—	2.1	—

Total non-cash liabilities assumed	—	37.7	—

Net non-cash assets acquired	—	44.9	—
Cash and cash equivalents	—	16.3	—

Net assets acquired	—	61.2	—
Minority interest	—	(3.6)	—
Equity interest	—	—	—
Goodwill	—	96.7	—

Purchase price	—	154.3	—
Shares issued in exchange for the acquisition	—	(154.3)	—
Fees and expenses paid		(3.4)
Cash and cash equivalents acquired	—	16.3	—

	—	12.9	—