Form 20-F/A
period 2004-12-31
QUILMES INDUSTRIAL QUINSA SOCIETE ANONYME
filed 2005-11-23
CIK 1010246

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
AMENDMENT NO. 1

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934
 OR
 ☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2004
OR
 ☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
 for the transition period from ____ to____
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

Yes   X   No ___

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17   X   Item 18

	TABLE OF CONTENTS

		Page
EXPLANATORY NOTE		1
ITEM 15.	CONTROLS AND PROCEDURES	1
ITEM 19.	EXHIBITS	2
SIGNATURES		3

i

EXPLANATORY NOTE

     We filed our annual report on Form 20-F for the fiscal year ended December 31, 2004 with the Securities and Exchange Commission on June 30, 2005 (the “Original Report”).

     This Amendment No. 1 to the Original Report is filed to clarify our disclosure with respect to the evaluation of disclosure controls and procedures required by Item 15 of Form 20-F. Consequently, Item 15 of the Original Report is replaced in its entirety by its counterpart herein and Item 19 is hereby amended to include currently-dated certifications from our Chief Executive Officer and Chief Financial Officer.

     Other than the foregoing, no part of our Original Report is being amended. This Amendment No. 1 does not reflect events occurring after the filing of the Original Report and does not modify or update the disclosure contained in the Original Report in any way except as described in the preceding paragraph. As a result, no part of the Original Report or the Original Report as amended by this Amendment No. 1 speaks as of any date subsequent to June 30, 2005.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

     As of December 31, 2004, Quinsa, under the supervision and with the participation of Quinsa’s management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of Quinsa’s disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that Quinsa’s disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Changes in internal controls

     There has been no change in Quinsa’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, Quinsa’s internal control over financial reporting.

ITEM 19.	EXHIBITS

Exhibits

1.1	Articles of Incorporation of Quinsa, as amended (equivalent of both charter and by-laws).

2.1	Deposit Agreement dated February 28, 2002 among Quinsa, The Bank of New York and the holders from time to time of American Depositary Receipts issued thereunder (incorporated by reference to the registration statement on Form F-6 filed on February 20, 2002; File No. 333- 83226).

2.2	Form of American Depositary Receipt for Quinsa Class B shares (included in Exhibit 2.1).

4.1	Share Exchange Agreement dated May 1, 2002 among Companhia de Bebidas das Américas—AMBEV and Quinsa (incorporated by reference to Exhibit 2.1 of the Schedule 13D relating to Quinsa, filed on May 13, 2002 by AmBev).

4.2	Memorandum of Agreement dated January 13, 2003 between Heineken, Quinsa, BAC and certain of their respective affiliates dated January 13, 2003 (incorporated by reference to our Annual Report on Form 20-F filed on June 27, 2003 filed as Exhibit 4.2).

4.3	Letter Agreement dated January 13, 2003 between AmBev, BAC and Quinsa (incorporated by reference to Exhibit 2.4 of the Schedule 13D/A relating to Quinsa filed on February 4, 2003 by AmBev).

4.4	Quinsa Shareholders Agreement dated as of January 31, 2003 among BAC and AmBev (incorporated by reference to Exhibit 2.5 to Amendment No. 1 to the Schedule 13D relating to Quinsa filed on February 4, 2003 by AmBev).

4.5	License Agreement dated January 31, 2003 between Quinsa and AmBev (incorporated by reference to our Annual Report on Form 20-F filed on June 27, 2003 as Exhibit 4.4).

4.6	Distribution Agreement dated January 31, 2003 between Quinsa and AmBev (incorporated by reference to our Annual Report on Form 20-F filed on June 27, 2003 as Exhibit 4.5).

4.7	Share Pledge Agreement dated as of January 31, 2003, among BAC, AmBev and Quinsa (incorporated by reference to Exhibit 2.9 to Amendment No. 1 to the Schedule 13D relating to Quinsa filed on February 4, 2003 AmBev).

4.8	Escrow Agreement dated as of January 31, 2003, among BAC, AmBev and The Bank of New York (incorporated by reference to Exhibit 2.10 to Amendment No. 1 to the Schedule 13D relating to Quinsa filed on February 4, 2003 by AmBev).

4.9	U.S.$ 150,000,000 Credit Agreement dated as of March 22, 2005 among CMQ and the Branch of Citibank N.A. established in the Republic of Argentina.

8.1	List of Subsidiaries.

10.4	Resolution of the Office of Competition, Deregulation and Consumer Advocacy of the Ministry of Production of the Republic of Argentina regarding the business combination of AmBev and Quinsa—English Translation (incorporated by reference to Exhibit 2.09 to Amendment No. 1 to the Schedule 13D relating to Quinsa filed on February 4, 2003 by AmBev).

11.1	Code of Ethics (incorporated by reference to our Annual Report on Form 20-F filed on June 30, 2004 as Exhibit 11.1).

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

15.1	Consent of A.C. Nielsen Argentina S.A.

15.2	Consent of A.C. Nielsen Chile.

15.3	Consent of CCR/IRI.

15.4	Consent of A.C. Nielsen Uruguay.

15.5	Consent of CIES Internacional.

* Filed herewith.

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUILMES INDUSTRIAL (QUINSA), Société Anonyme

By:	/s/ Gustavo Castelli

	Name:	Gustavo Castelli
	Title:	Chief Financial Officer

Date: November 23, 2005