Form 20-F
period 2005-12-31
QUILMES INDUSTRIAL QUINSA SOCIETE ANONYME
filed 2006-06-30
CIK 1010246

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from                      to
Commission file number: 1-14278
QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME
(Exact name of Registrant as specified in its charter)
Grand-Duchy of Luxembourg
(Jurisdiction of incorporation or organization)
84, Grand Rue
L-1660 Luxembourg
Grand-Duchy of Luxembourg
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
American Depositary Shares, representing Class B shares	New York Stock Exchange, Luxembourg Stock Exchange
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
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
       Yes ☐    No ☑
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
       Yes ☐    No ☑
     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
       Yes ☑    No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer☑
     Indicate by check mark which financial statement Item the registrant has elected to follow.
Item 17 ☑    Item 18 ☐
     If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
       Yes ☐    No ☑

i

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
     “QI(B)” or QIB stand for Quilmes International (Bermuda) Ltd.
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
FINANCIAL INFORMATION
     This annual report contains our audited consolidated financial statements as of December 31, 2005 and 2004 and for the two years in the periods ended December 31, 2005 and 2004, all of which have been audited by Price Waterhouse & Co S.R.L. (a member firm of PricewaterhouseCoopers), independent accountants (such statements, together with the notes thereto, are referred to herein as the “Consolidated Financial Statements”).
     We prepare our consolidated financial statements in U.S. dollars. Since January 1, 2005, we prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”). Consequently our 2005 financial statements were prepared in accordance with IFRS 1, “First-time adoption of IFRS” since these are the first financial statements the Company has published under IFRS. Prior to January 1, 2005, our consolidated financial statements had also been prepared in U.S. dollars but following generally accepted accounting principles used in Luxembourg (“Lux GAAP”). Both IFRS and Lux GAAP differ in certain significant respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as by virtue of the fact that additional disclosures are required by U.S. GAAP and Regulation S-X of the Securities and Exchange Commission ( “SEC”). See Note 34 to our Consolidated Financial Statements contained elsewhere in this annual report (such statements, together with the notes thereto, are referred to herein as the “Consolidated Financial Statements”) for a description of the principal differences between IFRS and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of our net income (loss) and shareholders’ equity. The reconciliation does not include disclosure of all information that would be required by U.S. GAAP and Regulation S-X of the SEC.

See also Note 5.2 to our Consolidated Financial Statements for a reconciliation between Lux GAAP and IFRS of our net income (loss), shareholders’ equity and cash flow for the year ended 2004.
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
FORWARD-LOOKING STATEMENTS
     This annual report contains statements that are or may constitute forward-looking statements. These statements appear throughout this annual report and include statements regarding our intent, belief or current expectations, including but not limited to any statements concerning:
•	our corporate strategy;

•	our expectations regarding our future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure;

•	our development of new products;

•	the demand for beer, soft drinks and water;

•	the supply and availability of barley and malt;

•	trends affecting our financial condition or results of operations;

•	our future performance;

•	our dividend policy;

•	possible future repurchases of our stock;

•	the relationship between BAC and AmBev, our two largest shareholders;

•	the reaction of local regulators to BAC’s decision to sell its remaining shares in the Company to AmBev, and the potential effects of their reaction on the Company’s future financial performance;

•	the future impact of competition and regulation;

•	political and economic conditions in the countries in which we or our affiliates operate or may operate in the future;

•	any statements preceded by, followed by or that include the words “believes”, “expects”, “predicts”, “anticipates”, “intends”, “estimates”, “should”, “may” or similar expressions; and

•	other statements contained or incorporated by reference in this annual report regarding matters that are not historical facts.
     Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to:
•	uncertainties relating to political and economic conditions in Argentina and the other countries of Latin America where we conduct our business;

•	the rate of inflation and exchange rate risks, particularly, increases in the exchange rate of the Argentine peso or of the local currencies of other countries in which we operate, against the U.S. dollar;

•	restrictions on the ability to exchange local currencies in the markets where we do business into hard currencies;

•	the adoption of a restrictive currency transfer policy in the countries where we conduct our business;

•	the nature and extent of future competition in our principal markets; and

•	the factors discussed below under “Risk Factors” beginning on page 7.
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
A. SELECTED FINANCIAL DATA
     The following selected consolidated financial data have been derived from the Consolidated Financial Statements as of the dates and for each of the periods indicated below. This information should be read in conjunction with and is qualified in its entirety by reference to the Consolidated Financial Statements, and the discussion in “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected consolidated statement of income data for the years ended December 31, 2005 and 2004 and the selected consolidated balance sheet data as of December 31, 2005 and 2004 have been derived from our Consolidated Financial Statements, included elsewhere in this annual report. We prepare our consolidated financial statements in U.S. dollars in conformity with International Financial Reporting Standards (“IFRS”). Our consolidated financial statements were prepared in accordance with IFRS 1, “First-time adoption of IFRS” since they are the first financial statements the Company has published under these standards. Prior to January 1, 2005, Quinsa’s consolidated financial statements had also been prepared in U.S. dollars but following Lux GAAP. IFRS differ in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in the Consolidated Financial Statements, as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC. See Note 34 to our Consolidated Financial Statements contained elsewhere in this annual report for a description of the principal differences between IFRS and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of our net income (loss) and shareholders’ equity. The reconciliation does not include disclosure of all information that would be required by U.S. GAAP and Regulation S-X of the SEC.
The U.S. GAAP selected consolidated financial data for the years ended December 31, 2005 and 2004 have been derived from our Consolidated Financial Statements included elsewhere in this annual report. The U.S. GAAP selected consolidated financial data for the years ended December 31, 2003, 2002 and 2001 have been derived from our consolidated financial statements which are not included herein.

	2004	2005
	IFRS	IFRS
	(in US$ millions except for per share information and Other Data)
Income Statement Data:
Gross sales	803.0	1,001.0
Taxes	(37.8)	(46.7)

Net sales	765.2	954.3
Cost of sales	(352.5)	(406.2)

Gross profit	412.7	548.1
Selling and marketing costs	(180.4)	(217.2)
Administrative expenses	(49.8)	(54.8)
Other operating income (expense), net	(13.4)	(2.0)

Operating profit	169.1	274.1
Other income
Interest and financial expenses	(30.5)	(40.7)
Share of profits of associates	—	0.1
Income (loss) before income taxes, minority interest and extraordinary items	138.6	233.5
Income tax expense	(33.2)	(71.9)
Net income (loss)	105.4	161.6
Profit attributable to equity holders of the Company	81.7	131.4
Equity attributable to minority interest (1)	23.7	30.2
Net income per Class A share (2)	0.072	0.119
Net income per Class B share (2)	0.627	1.171
Net income (loss) per ADS (2)	1.254	2.342
Dividends per Class A share	0.0157	0.0353
Dividends per Class B share	0.1570	0.3529
Dividends per ADS	0.314	0.706

	2001	2002	2003	2004	2005
U.S. GAAP:
Net income (loss)	(96.4)	(121.5)	120.9	99.9	139.6
Basic and diluted net income (loss) per ADS(3)	(3.39)	(2.38)	1.96	1.80	2.48
Basic and diluted net income (loss) per Class A common share (“Class A share”)(3)	(0.09)	(0.11)	0.09	0.08	0.13
Basic and diluted net income (loss) per Class B common share(“Class B share”) (3)	(1.70)	(1.19)	0.98	0.90	1.24

	2004	2005
	IFRS	IFRS
Balance Sheet Data:
Cash and banks and short-term investments	120.2	159.5
Total current assets	287.0	362.4
Total non-current assets	1,025.5	1,056.7
Total assets	1,312.5	1,419.1
Short-term loans(4)	106.8	96.8
Long-term loans(4)	260.1	296.0
Total liabilities	735.8	856.4
Minority interest	129.8	72.0
Share capital	41.7	34.7
Shareholders’ equity	576.7	562.7

	2001	2002	2003	2004	2005
U.S. GAAP:
Shareholders’ equity	295.1	175.1	381.5	340.7	321.1

	2004	2005
Other Data:
Total brewing capacity (hectoliters in thousands)	23,200	24,440
Total beer volume sold (hectoliters in thousands)	15,376	16,465
Total soft drink capacity (hectoliters in thousands)	17,300	17,500
Total soft drink and water volume sold (hectoliters in thousands)	6,769	8,532
Number of employees	6,351	6,649
Number of Class A shares (in millions)	637.1	631.8
Number of Class B shares (in millions)	70.8	48.8

1)	Pursuant to the Company’s adoption of IFRS, profit for the years 2004 and 2005 are shown in full. In other words, the distinction between the portion of the year’s profit attributable to each of the equity holders of the Company and minority interest is made separately. Because the percentage of our indirect ownership varies among our various consolidated subsidiaries, the calculation of the minority interest during any period is a function of the minority ownership in QI(B), our principal subsidiary (15% until July 2003, 12.4% until July 2005, and 7.05% since then). It is also a function, to a lesser extent, of the income of each of the operating subsidiaries and the percentage of each such subsidiary’s capital stock owned by minority shareholders during such period. QI(B)’s holdings in its operating subsidiaries range from 99.70% to 100% for the most significant Argentine subsidiary and Chilean subsidiary, respectively, to as low as 57.97% in Colosas S.A., a Paraguayan subsidiary.

2)	Earnings per share under IFRS (for both 2004 and 2005) are calculated on a basic and diluted basis, by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Company and held as treasury shares. See Notes 15 and 26 to our Consolidated Financial Statements.

3)	Under U.S. GAAP, we have presented basic and diluted earnings per share in conformity with SFAS No. 128 (“Earnings per Share”) and SEC Staff Accounting Bulletin No. 98 (“SAB No. 98”) for all periods. In June 2001, our shareholders approved a capital restructuring by which (i) the then outstanding number of ordinary shares (68,400,000) were split ten-for-one and renamed Class A shares and (ii) the then outstanding number of preferred shares (39,750,089) were converted into ordinary shares on a one for one basis and renamed Class B shares. As a result, Class B shares have dividends and liquidation rights equal to ten times the rights of Class A shares. Therefore, we are required to use the two-class method to report earnings per share for the years ended December 31, 2002, 2003, 2004 and 2005. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock according to dividends declared and participation rights in undistributed earnings. Outstanding shares during the prior periods were retroactively restated for the stock split mentioned above. Each ADS represents two Class B shares.

4)	Short-term loans represent our current loans and short-term portion of long-term debt. Long-term loans include the non-current portion of long-term debt due to banks and notes payable. See Note 18 to our Consolidated Financial Statements for details.
B. EXCHANGE RATES
     Our Consolidated Financial Statements are prepared in U.S. dollars and in conformity with IFRS.
C. CAPITALIZATION AND INDEBTEDNESS
Not Applicable
D. REASONS FOR THE OFFER AND USE OF PROCEEDS
Not Applicable
E. RISK FACTORS

     You should consider the following risks with respect to an investment in Quinsa and the countries in which we operate.
Risk Factors Related to the Argentine Economy
Recent political and economic instability in Argentina has hindered commercial and financial activities.
     A prolonged recession led to a major economic and social crisis in December 2001, and resulted in the resignation of the then president, Mr. Fernando de la Rua. The effects of this crisis were brutal during 2002, as the country’s gross domestic product (“GDP”) contracted 10.9%, the rate of inflation (measured as increases in the consumer price index) increased from close to zero in 2001 to 41.0%, and the local currency depreciated from P$1 per dollar on the last banking day of 2001 to P$3.36 per dollar on December 31, 2002. Unemployment also peaked in May 2002, reaching 21.5%.
     On April 27, 2003, after a series of presidents and interim presidents, Nestor Kirchner, a former provincial governor, was elected President of Argentina. Since taking office, the Kirchner administration generally has continued the economic policies of Eduardo Duhalde (who served as President from January 1, 2002 until Mr. Kirchner’s election). Under Mr. Duhalde’s leadership, the Argentine government undertook a number of far-reaching economic initiatives, many of which remain in place today. These initiatives included (among others):
•	suspending payments of principal and interest on Argentina’s sovereign debt;

•	abolishing the prior Argentine law that provided for Argentine peso/U.S. dollar parity and granting the executive branch of government the power to set the exchange rates between the peso and foreign currencies and to issue foreign exchange regulations;

•	converting certain U.S. dollar-denominated loans from financial institutions into peso-denominated debts (“pesification”) at a one-to-one exchange rate plus an adjustment for variations in consumer prices (Coeficiente de Estabilización de Referencia or Reference Stabilization Index, “CER”) or in salaries (Coeficiente de Variación Salarial or Salary Valuation Index, "CVS”) and converting U.S. dollar denominated bank deposits into peso-denominated bank deposits at an exchange rate of P$1.40 per US$1.00, as adjusted by CER;

•	converting most U.S. dollar-denominated obligations with non-financial institutions into peso-denominated obligations, at a one-to-one exchange ratio, plus an adjustment by CER or CVS, as appropriate, and an equitable adjustment, in certain cases;

•	restructuring bank deposits and continuing strict restrictions on bank withdrawals and transfers of funds abroad that were implemented by predecessor administrations;

•	with limited exceptions, requiring that all foreign currency earned from exports be deposited into Argentine financial institutions; and

•	amending the charter of Argentina’s Central Bank to permit it to print currency in excess of the amount of the foreign reserves that it holds, make short-term advances to the federal government and provide financial assistance to financial institutions that have liquidity constraints or solvency problems
     The institution of these measures created great financial uncertainty and virtually paralyzed all commercial and financial activities in Argentina during 2002. In 2003 and 2004, the government eased some of these restrictions, including those requiring the Central Bank’s prior authorization for the transfer of funds abroad in order to pay principal and interest on debt obligations. Nevertheless, significant government controls and restrictions remain in place.
In 2003 the Argentine economy began to stabilize, and it generally has been improving since then. Gross domestic product grew by 8.8% in 2003, 9.0% in 2004, and an estimated 9.2% in 2005, while unemployment rates dropped to 11.6% in the last half of 2005. The inflation rate (measured as increases in the consumer price index) declined to 3.7% in 2003 but increased to 6.1% in 2004 and to 12.3% in 2005 The dollar/peso exchange rate improved from P$3.36 per dollar as of December 31, 2002, to P$2.99 per dollar as of December 31, 2004. During 2005, while there were significant fluctuations in the dollar/peso exchange rate, the general trend was a weakening of the peso against the dollar and the exchange rate as of December 31, 2005 was P$3.03 per dollar. On May 15, 2006, the peso traded at an exchange rate of P$3.04 per dollar.
     While many economic indicators improved in the period 2003 to 2005, the Argentine economy remains fragile and we cannot assure you that it will continue to grow at current levels or that it will experience growth in the future. In fact, inflation increased to 12.3% during 2005, and management expects it to remain high in 2006. Also, while the rate of unemployment has improved substantially since its peak, it still remains high. Since the beginning of the economic crisis successive governments have adopted many far-reaching, and not always consistent, laws and regulations affecting the economy. Economic conditions in Argentina have deteriorated rapidly in the past and they may deteriorate rapidly in the future.
     Adverse economic and social conditions in Argentina and the Argentine government’s response thereto have had material adverse effects on our financial condition, results of operations and business in the past. These conditions have resulted in reduced consumer spending which has negatively impacted consumer demand for our products. While demand improved somewhat in 2003 and caused our net sales to be US$622.7 million in 2003, as compared to US$468.6 million in 2002, our net sales for 2003 remained substantially lower than the US$955.1 million realized in 2000 and the US$938.7 million realized in 2001. Recovery continued in both 2004 and 2005, with net sales reaching US$765.2 million and US$954.3, respectively. However, any resurgence of economic difficulties, social unrest, lack of broad political consensus, and governmental responses to these circumstances may continue to adversely affect us and could impair our financial condition, results of operations and business.
Argentina’s recent insolvency and default on its public debt resulted in material adverse effects on our business, financial condition and results of operations, as well as the ability of private companies, including Quinsa, to obtain debt or equity financing.
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
     Over the past several years, Argentina and the International Monetary Fund, other multilateral institutions, foreign governments and institutional investors have discussed a series of financial assistance packages.
     Negotiations have usually involved long and difficult discussions, with the IMF demanding consistently that Argentina implement a sustainable economic program and, at times, stating that future advances of funds would be conditioned upon Argentina achieving sufficient progress towards this objective. Through repeated pronouncements, the IMF had indicated that a sustainable economic program should include improving methods of tax collection, forcefully reforming the tax revenue-sharing method between the Argentine government and the provinces, and restructuring the foreign debt on which Argentina had defaulted.
     In September 2003, Argentina reached a new agreement with the IMF pursuant to which the IMF agreed to provide US$13.3 billion during the period from 2003 to 2006 to help Argentina recover from its record debt default of US$140.5 billion in 2002. The IMF advanced a first installment of US$300 million in February 2004. and a second installment of US$3.1 billion in March 2004.
     The IMF warned that future releases of funds would depend upon successful debt restructuring negotiations between Argentina and foreign creditors. After a first debt restructuring offer by the government was rejected by both the IMF and the other creditors in September 2003, on November 1, 2004, Argentina announced a formal offer to restructure more than US$100 billion of defaulted debt. On November 25, 2004, the Argentine government announced that the offer to exchange would start on January 14, 2005 and end on February 25, 2005. Its plan was to offer bondholders new securities with a nominal value of up to US$41.8 billion (if more than 70% of investors took part in the swap) or US$38.5 billion (if less than 70%). The new securities carried an issue date of December 31, 2003 and provided bondholders an additional immediate interest payment of US$475 million. The total amount to be restructured included US$2.1 billion in unpaid accrued interest dating from before December 2001. On January 10, 2005, Argentina launched this offer. Holders of approximately 76% of the defaulted securities accepted the offer. The restructuring process concluded in June 2005.
On January 3, 2006 Argentina repaid all amounts owed to the IMF under its outstanding credit facilities.
     As of April 30, 2006, after the exchange offer and payment to the IMF referred to above, Argentina’s total gross public debt is approximately US$152.2 billion (including a face value of US$19.5 billion of bonds not tendered in the offer). The Argentine government’s default and the protracted negotiations with its creditors has had and may in the future again have a significant adverse effect on its ability to obtain financing necessary to implement needed political, social and economic reforms. The absence of these reforms may undermine the private sector’s ability to restore, maintain or increase economic growth and may result in a recession, higher inflation, further unemployment and greater social unrest. These conditions could have a material adverse effect on our business, financial condition and results of operation. Argentina’s debt default has in the past adversely affected the ability of private companies, including Quinsa, to obtain debt or equity financing. Any resurgence of economic difficulties, and any future default on the Argentine republic’s financial obligations may again impair Quinsa’s ability to obtain debt or equity financing, or may adversely affect the cost of such financing.
The devaluation of the peso creates greater uncertainties as to Argentina’s economic future.
     The Argentine Convertibility Law, which established a fixed exchange rate under which the Central Bank was obliged to sell U.S. dollars at a fixed rate of P$1.00 per US$1.00, was partially repealed on January 6, 2002. In its place, the Argentine Congress enacted the Public Emergency Law, which gives the executive branch the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market. Hence, since the beginning of 2002 there has not been a mandatory parity exchange rate between the U.S. dollar and the Argentine peso. The peso floats freely, although the Argentine Central Bank frequently and significantly intervenes in the currency market in an effort to manage the dollar/peso exchange rate. Nevertheless, since the devaluation of the peso in 2002, the peso has fluctuated significantly. On May 15, 2006, the peso traded at an exchange rate of P$3.04 per US$1.00, compared to an exchange rate of P$2.90 per US$1.00 on May 15, 2005, P$2.91 per US$1.00 on May 14, 2004, P$2.84 per US$1.00 on May 15, 2003 and P$3.24 per US$1.00 on May 15, 2002.
     The Argentine government’s ability to honor its foreign debt obligations has been materially and adversely affected by the devaluation of the peso. Peso-denominated tax revenues constitute the primary source of its earnings, but most of its financial liabilities are dollar-denominated.
     In addition, Argentina has found few opportunities to effectively raise capital in the international markets amid a sustained lack of significant investor confidence in the Argentine economy generally. The devaluation of the peso and accompanying economic policy measures were intended to redress the effects of unemployment and to stimulate economic growth. While Argentina experienced strong growth in its gross domestic product in 2005, the rate of inflation increased and the peso/dollar exchange rate deteriorated in 2005. The country’s future economic stability and growth will depend on the ability of the government to elicit confidence among local and international financial and business communities in the effectiveness and sustainability of its policies. Eliciting this confidence and satisfactory future economic performance itself will also require sustainable recovery of the banking sector, the stability of the peso/dollar exchange rate at levels reasonably close to prevailing levels (which, as noted above, have been supported in part by Central Bank interventions in the exchange market), and the absence of significant inflation. Without these changes, several negative outcomes could occur: investments will likely retract while economic activity decreases, unemployment could rise beyond current levels, tax revenues could drop and government spending could again exceed revenues.
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
     Argentina’s economic growth has allowed a gradual accumulation of deposits in Argentine financial institutions and improved the liquidity of the financial system. Overall bank deposits continued to accumulate, increasing 21% during 2005. Most of the increase was attributable to short-term deposits, mainly demand deposit accounts and saving accounts. The increase in deposits led to an increase in loans granted by banks, which grew 36% over the twelve months ending in December 2005.
     Notwithstanding these improvements, the Argentine financial system remains fragile. A large part of the system’s profitability stems from debt securities issued by the Argentine government and the Argentine Central Bank. Also, because deposits in the financial system tend to be mostly short-term in nature, while bank lending tends to be longer-term, on average, large withdrawals from banks could lead to a liquidity crisis. If the relationship between the credit supply and demand remains weak then the financial institutions’ probability of collapse (as a result of operating with negative margins for an extended period of time) would be high. Under these circumstances, the size of the Argentine financial market and the ability of private companies to obtain financing could be reduced.
     In order to improve the solvency and profitability of banks and to prevent future collapses of the Argentine financial system, the government is compensating the financial system for the asymmetric pesification of deposits and loans while at the same time encouraging the increase in the amount of loans by the financial institutions to the private sector. For those purposes, the Argentine government established a system to compensate financial institutions for the negative monetary effects arising from conversion of foreign currencies into Argentine pesos at an asymmetrical exchange rate for receivables and payables. Even though most of these compensations have already been paid, the government is holding discussions with certain financial institutions regarding the actual amounts it will actually compensate.
     The economic future of Argentina is uncertain and business operations in Argentina are subject to risk. Even a partial collapse of the Argentine banking system would have a material adverse effect on the country’s prospects for economic recovery and political stability as well as a material adverse effect on our company.
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
     The devaluation of the peso and subsequent monetary policy have created pressures on the domestic price system that generated inflation of 12.3% in 2005, 6.1% in 2004 and 3.7% in 2003. During 2003 the Wholesale Price Index (“WPI”) exhibited a cumulative increase of 2.0%, compared to 7.9% for 2004 and 10.7% for 2005. The WPI and the Argentine CPI increased by approximately 2.3% and 2.9%, respectively, in the first quarter of 2006.
     No assurance can be given that the Argentine government’s future policies will efficiently control the value of the peso and it is possible that the peso will be subject to significant fluctuations and depreciation in the future. If the peso/dollar exchange rate continues to fluctuate significantly and ultimately to deteriorate, Argentina may experience greater inflationary pressure. No assurance can be given that the Argentine government’s future policies will efficiently control the value of the peso or enforce the strict fiscal and monetary policies that may be required to control inflation. If the Argentine government’s policies are not successful, an increase in the inflation rate can be expected.
Risk Factors Related to the Effect on Quinsa of the Economic Situation in Argentina
Central Bank restrictions on the transfer of funds outside of Argentina could prevent us from receiving sufficient funds from our Argentine subsidiaries and inhibit the distribution of dividends and payments on our external debt.
     Beginning on December 3, 2001, the Argentine government imposed a significant number of monetary and currency exchange control measures. They included restrictions on the free disposition of funds deposited with banks as well as tight restrictions on transferring funds abroad, including for purposes of paying principal and interest on debt and dividends.
     Since August 18, 2003 the Argentine Central Bank authorized, subject to certain limitations (including limits on the amounts that can be acquired), the acquisition of foreign currency to be held abroad until used to pay down debt.
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
     Subject to the conditions described above, funds may be transferred abroad to pay or prepay principal or interest on debts, provided that the indebtedness is registered with the Argentine Central Bank, has been exchanged for pesos when originally disbursed (if the debt was incurred after September 2002 or, alternatively, if the debt was disbursed prior to such date, only if the proceeds were used for certain purposes), and that at least 365 days have elapsed since the proceeds of the debt were disbursed and exchanged for pesos in the local currency market.
     Finally, funds may now be transferred abroad without the Argentine Central Bank’s previous authorization in order to pay dividends corresponding to prior periods, provided that independent accountants have reported on the financial statements for such period.
     In June 2005, the Argentine government imposed new restrictions on the raising of new loans offshore. Decree 616/2005 requires that, in the case of financing agreements of Argentine residents where creditors are non-Argentine residents, 30% of the amount involved must be deposited in a local financial entity, in U.S. dollars, and for a term of at least 365 days. This special purpose deposit may not be transferred to third parties or used as collateral. Funds so deposited will not accrue interest. Repayment under such financing agreements must not be made before 365 days have passed, not even with funds held abroad by Argentine residents. Decree 616/2005 only applies to financing agreements disbursed on or after May 26, 2005, although the minimum 365-day term does also apply to the refinancing of loans originally disbursed prior to that date. The only exceptions to this Decree involve loans used to finance specific purposes, as described in detail by the Argentine Central Bank.
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
     We have been able to continue servicing our debt obligations despite the economic crisis in our principal market, Argentina. There can be no guarantee, however, that we will be able to continue doing so in the future, particularly if the Argentine Central Bank reinstitutes strict restrictions. While our Argentine subsidiary has been able to pay out dividends in the past, it did not pay dividends in 2002, 2003 or 2004. While we did pay dividends in 2005 there can be no assurance that we will pay any dividends in the future.
The devaluation of the Argentine peso and the macroeconomic conditions in Argentina have had, and may continue to have, a material adverse effect on our results of operations
     We realize a substantial portion of our revenues in pesos while our indebtedness is principally denominated in U.S. dollars. Therefore, not only has the devaluation of the peso adversely affected the U.S. dollar value of our earnings, but it has also affected our ability to pay down our dollar-denominated debt except to the extent that we have been able to increase our peso revenues sufficiently to compensate for the devaluation. Any further depreciation of the peso against the U.S. dollar will correspondingly increase the amount of our debt compared to our peso-denominated revenues to the extent that we are unable to increase our peso revenues sufficiently to compensate for the peso devaluation.
     Recessionary conditions in Argentina had a significant impact on our net income in 2001 and 2002. During this period, there was a severe shortage of cash and a lack of liquidity in the financial markets. These factors disrupted Argentina’s primarily cash-based system for settling payment obligations, resulted in scarcity of working capital, and contributed to a severe contraction of customary trade credit, all of which in turn brought many commercial activities to a standstill. In addition, the recession coupled with the devaluation of the peso led to a reduction of wages in real terms and of disposable income across all sectors of the Argentine population. The reduction in consumer buying power resulted in lower sales of our products, with a consequent reduction in revenues and cash inflows. A further deterioration of Argentina’s economic conditions would likely have a material adverse effect on our sales, revenues and cash flows.
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
     During the second quarter of fiscal 2005, Bolivia endured a significant political crisis that included strikes, roadblocks, and other signs of social unrest, culminating in the resignation of the President of Bolivia, Mr. Carlos Mesa. Elections were held and Mr. Evo Morales took office as president in December of that year. Although the political and social situation has improved in recent months, and although our operations have not yet been significantly affected, further unrest could have a material adverse effect on our sales and results of operations. While the new government’s attitude towards business in general is still unclear, recent governmental decisions such as the nationalization of all oil and gas reserves in the country, raise concerns as to the nature and extent of its potential future involvement in other industries, including ours.
Our subsidiaries have been affected by currency devaluations and exchange rate fluctuations.
     The devaluation of local currencies that occurred in 2002 (principally in Argentina, Bolivia, Paraguay and Uruguay) adversely affected our profitability in U.S. dollars. In 2003 the value of those currencies recovered slightly, appreciating relative to the U.S. dollar in Argentina, Chile and Paraguay. Further, we were able to raise nominal prices in Argentina during that year. The local currencies of Bolivia and Uruguay continued to depreciate relative to the U.S. dollar during 2003, although at rates that were either similar to or lower than the rate of inflation. During 2004 the currencies of Chile and Uruguay appreciated relative to the dollar, while the currencies of Argentina, Bolivia and Paraguay depreciated, although at rates that were either similar to or lower than the increase in the rate of inflation for the year. In some cases we have been able to partially offset the impact of currency devaluations. During 2005 the currencies of Argentina and Bolivia depreciated relative to the dollar, although again at rates that were lower than inflation, while the currencies of Chile, Paraguay and Uruguay appreciated relative to the dollar. However, we cannot assure you that we will be able to increase nominal prices in the future enough to offset the impact of possible devaluations of the local currencies in all of our markets.
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
     Because we are a holding company, our ability to pay dividends and service any debt obligations depends primarily upon our receipt of sufficient funds from our principal subsidiary, QI(B), which depends in turn on QI(B)’s receipt of sufficient funds from its direct and indirect subsidiaries in Argentina, Bolivia, Chile, Paraguay and Uruguay. Towards the end of 2001, the Argentine government imposed restriction on capital flows, including tight restrictions on transferring funds abroad (See “Risk Factors Related to the Effect on Quinsa of the Current Economic Situation in Argentina — Central Bank restrictions on the transfer of funds outside of Argentina could prevent us from receiving sufficient funds from our Argentine subsidiaries and inhibit the distribution of dividends and payments on our external debt” above). These restrictions have been partially reduced. There can be no assurance, however, that the Central Bank will not once again require its prior authorization for dividend payments to foreign shareholders or for payment of debt obligations. If this were to occur, our ability to receive funds from our Argentine subsidiary could be inhibited, and this, in turn, would significantly impact our ability to pay dividends and service our debt obligations.
     Furthermore, the payment of dividends by us and by our various subsidiaries is also, in certain instances, subject to statutory restrictions and restrictive covenants in debt instruments, like legal reserve requirements, capital and retained earning criteria and other restrictions, and is contingent upon the earnings and cash flow of and permitted borrowings by Quinsa and our subsidiaries. The inability on the part of some of our subsidiaries to pay dividends would materially impact the amount of funds available to us to pay dividends and service our debt obligations.
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
     The carbonated soft drink market and non-carbonated beverage market are also highly competitive. Competition in these markets could cause us to reduce pricing, increase capital and other expenditures or lose market share, which could have a material adverse effect on our business and financial results. We, through our operating subsidiaries, own the PepsiCo® bottling franchises for all of Argentina and Uruguay. Our most significant competitors are local Coca-Cola® bottlers and second-tier brands that compete exclusively on a price basis. Our market share in some of our markets has eroded over the past few years. There can be no guarantee that, should there be another economic crisis in Argentina, consumers, and particularly lower-income consumers, will not again shift their purchases to lower-cost second-tier brands and away from our subsidiaries’ premium products or force our subsidiaries to reduce the prices that they charge for their products. You should also read “Item 4. Information on the Company—Business Overview—Competition in the Southern Cone Markets”.
Our business currently is controlled by two principal shareholders; therefore our other shareholders have little or no influence over shareholder decisions, including the election of directors.
          Beverage Associates Corp. (“BAC”), a company organized under the laws of the British Virgin Islands currently holds 54.90% of our outstanding voting shares and Companhia de Bebidas das Américas (“AmBev”), a company organized under the laws of Brazil currently holds 39.58% of our voting shares. BAC is owned by various individual shareholders who are descendants of the Bemberg family, Quinsa’s founding family and BAC’s principal purpose is to hold a controlling interest in Quinsa. AmBev is the Brazilian brewing company with which we entered into a strategic alliance on January 31, 2003. AmBev is controlled indirectly by InBev S.A. (“InBev”), a company domiciled and publicly traded in Belgium and the leading global brewer by volume. InBev currently owns a 56.57% interest in AmBev.

          As a result of an escrow agreement entered into as part of this strategic alliance, BAC assigned and transferred to the Bank of New York as escrow agent 60,000,000 million of its Class A shares and these Class A shares may only be voted upon the instructions of both BAC and AmBev. This arrangement ensures that BAC’s voting rights in Quinsa do not exceed 50%. Accordingly, AmBev and BAC together have the power to determine all matters requiring Quinsa shareholder approval, including the election of all directors. See “Item 4. Information on the Company – History and Development — Relationship with AmBev” for a description of the detailed terms of this strategic alliance.
BAC has agreed to sell all of its Quinsa shares to AmBev and if AmBev acquires sole control over Quinsa, AmBev may choose to make material changes in the manner in which Quinsa’s business and operations are currently conducted.
          On April 13, 2006, BAC, AmBev and Quinsa entered into an agreement (the “2006 Letter Agreement”) amending certain aspects of the 2003 alliance agreements. In particular, BAC agreed to sell to AmBev and AmBev agreed to purchase from BAC all of BAC’s remaining shares in Quinsa for an aggregate cash purchase price of US$1,223,915,000, subject to certain adjustments. Completion of the sale is subject to customary conditions including either that the Argentine antitrust authorities confirm that, as a result of the antitrust approvals obtained at the time the original alliance was consummated, no further approvals are required or that they grant any additional authorizations that may be required on terms and conditions reasonably satisfactory to AmBev. We cannot predict what decision will be reached by the Argentine antitrust authorities or when this decision will be announced. See “Item 3. Risk Factors – Risk Factors Relating to Quinsa—The completion of the sale by BAC of its remaining shares to AmBev could be prevented by material adverse decisions of the Argentine antitrust authorities and such an event could materially adversely affect our business” for more information.
          Upon completion of this sale, AmBev will have sole control of Quinsa and will have the voting power to determine all matters requiring Quinsa shareholder approval, including the power to select and elect all of Quinsa’s directors. AmBev, as a member of a much larger multi-national corporation, may have interests that differ in certain respects from the interests of persons who are investors only in Quinsa. Additionally, when and if it acquires sole control of Quinsa, AmBev may be inclined to make business decisions with respect to the Company that are different from those that have been made in the past and these decisions may result in changes in Quinsa’s business, objectives, prospects and financial performance. We cannot predict what these changes might be or whether any of these changes might materially adversely affect our other shareholders.
The current shareholders’ agreement governing BAC’s and AmBev’s joint control over Quinsa could materially and adversely disrupt the business affairs of Quinsa and its subsidiaries.
          As part of their strategic alliance, BAC, Quinsa and AmBev entered into agreements and other instruments establishing governance rules and principles for Quinsa and each of its subsidiaries. Under these agreements and instruments, as currently in effect, each of AmBev and BAC have the right to nominate 50% of the directors constituting our Board of directors and 50% of the number of Directors of our subsidiaries that Quinsa is entitled, directly or indirectly, to nominate pursuant to corporate documents, relevant agreements or applicable law.
          Most significant decisions by the Board of Directors of Quinsa or the boards of our subsidiaries must be approved by both a majority of the directors on the board nominated by AmBev and by a majority of the directors nominated by BAC. Except as described below, the decisions that require this approval include approval of all annual capital and operating budgets, approval of capital expenditures exceeding US$15 million, approval of any material or multi-year contract, changes in product levels beyond specified parameters, management compensation matters, certain issuances and repurchases of stock, incurrence of debt beyond specified limits, changes in dividend policy, business combination transactions, including mergers, material sales of assets and material acquisitions, related party transactions, going-private transaction and changes in accounting principles or auditors. The 2006 Letter Agreement modified these board voting and approval requirements with respect to certain matters. In particular, since April 13, 2006, the affirmative vote of the BAC directors is no longer required (1) to approve capital expenditures by us or our subsidiaries in the countries in which we were operating as of April 13, 2006, (2) to take any action in connection with the approval by the Argentine antitrust authorities of the sale by BAC of its remaining shares to AmBev or (3) to take any action in connection with completing the divestitures and taking the other actions that the antitrust authorities required as part of their approval of the original strategic alliance between Quinsa and AmBev.
     With respect to matters that, under the terms of the Quinsa Shareholders’ Agreement, require the approval of both the BAC directors and the AmBev directors, the Quinsa Shareholders Agreement does not include any mechanism for resolving disagreements between BAC and AmBev. Consequently, a cooperative relationship between BAC and AmBev significantly enhances our ability to conduct business in an efficient and effective manner. The absence of such a relationship could materially adversely affect our business. This shareholders agreement will terminate if BAC completes the sale of its shares to AmBev but, until that sale is completed these governance principles will continue to regulate our board and the boards of our subsidiaries.
We periodically negotiate labor contracts and salaries with trade unions. A break-down in negotiations could result in work stoppages.
     Our labor contract with our soft drink workers’ trade union will expire on June 30, 2006. We have begun discussions of a new contract with the union and we expect the members of the union to continue working under the terms of the old contract until a new one is agreed on. While we are not expecting any material adverse effects on our financial performance from the fact that our soft drink workers will be working without a contract or from these negotiations, the outcome is uncertain at this time. Also in Argentina, the truck drivers’ trade union has organized work stoppages and has blocked the distribution of an assortment of consumer products during the course of their negotiations over the past months. While we are not directly involved in these negotiations because we do not directly employ truck drivers, this situation has affected our distributors and the logistics companies that we use to deliver orders that originate from our sales force. This has not materially affected our financial performance to date. However, any future breakdown in negotiations would affect our ability to sell and deliver our products, and this situation could have a material adverse effect on our financial performance.
We purchase significant quantities of commodities and raw materials, the prices of which fluctuate widely.
     We purchase commodities and raw materials for the production of beer and soft drinks. These commodities and raw materials include barley, malt, aluminum cans and PET polyethylene terephthalate bottle preforms and, to a lesser extent, corn grits, rice and hops. The prices of these commodities can fluctuate widely and are determined by global supply and demand and other factors over which we have no control. Because we rarely engage in hedging our raw material costs (although this policy may change in the future) any changes in commodity and raw material prices could have a direct and significant impact on our costs.
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
     Due to the economic situation in Argentina, towards the end of 2001 we began to purchase most of the raw materials that we used to import from local suppliers for our Argentine business. Although we did not experience any supply problems in 2004 or 2005, if economic conditions worsen, even our local suppliers of raw materials may have difficulty providing such materials in the future. Furthermore, since all commodities are pegged to international prices, their prices are necessarily volatile and any devaluation of the currencies of the countries in which we operate could impact our direct costs associated with the purchase of these raw materials.
We depend to a certain extent on adequate supplies of electricity and natural gas for beer production. Following the Argentine economic crisis of 2002, the possibility of gas and electricity shortages in Argentina has increased.

     Argentina has experienced gas and electricity shortages that have resulted in temporary and sporadic restrictions on the supply of energy. Possible restrictions on the supply of energy could curtail our production and negatively impact results of operations. After several years of recession, the forced conversion of Argentine pesos and U.S. dollars at a one-to-one exchange rate and the subsequent freezing of gas and electricity tariffs, there has been a lack of investment to increase gas and electricity supply capacity. Over the past three years, demand for natural gas has increased substantially, driven by a recovery of the Argentine economy and lower natural gas prices compared to alternative fuel sources. In addition, the supply of electricity has also been strained due to the scarcity of natural gas and other alternative fuels, such as hydroelectric electricity, which has suffered due to lower than usual levels of rainfall.
     The Argentine government has been adopting a number of measures to alleviate the short-term impact of supply restrictions, including measures aimed at limiting the increase of residential consumption (by increasing the price of compressed natural gas) and importing natural gas from Bolivia, electricity from Brazil and fuel oil from Venezuela.
     Possible gas and electricity cuts could impact our production in the future and also affect that of our local suppliers. They could also increase our cost of production, since alternative energy sources are more expensive.
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
     In April 2003, one of our competitors, CCU, contested the conditions imposed by the Argentine antitrust authorities by filing a claim in the Federal Court of Appeals in Argentina seeking to enjoin CMQ’s sale of these brands because CCU believes it should be entitled to bid for them. CCU was barred from bidding on those brands because it has operations in Argentina, and therefore does not qualify as a permitted purchaser under the Argentine antitrust authorities’ stipulations. CCU’s claim tolled the time period in which CMQ was required to sell its brands.
     CCU’s claim was rejected by the Federal Court of Appeals, after which CCU appealed to the Argentine Supreme Court for review of the Federal Court of Appeals’ decision. In March 2006, the Supreme Court dismissed CCU’s claim. CMQ therefore resumed the process by means of which it intends to sell its brands and assets. At the time of the dismissal of CCU’s claim there remained approximately 10 months for us to complete the sale of these brands and assets. We are pursuing this sale process but we cannot predict when or on what terms these sales might occur, whether third parties might again intervene to attempt to block the sales or whether any government or regulatory approvals required for such sales will be forthcoming.
     In addition, in 2004, C.A.S.A Isenbeck (“Isenbeck”), the Argentine subsidiary of the German Warsteiner Brauerei Haus Cramer, filed a suit to require Quinsa and AmBev to cease the integration of their operations and act as independent companies until all the conditions set forth by of the Argentine antitrust authorities are complied with. The Argentine antitrust authorities rejected the suit and Isenbeck filed an appeal with the Argentine antitrust authorities, who then ruled that Isenbeck had no right to appeal its decision. Isenbeck followed with an appeal with the Civil and Commercial Federal Appeal Courts, claiming that it had the right to appeal the ruling of the Argentine antitrust authorities. The Civil and Commercial Federal Appeal Courts granted Isenbeck the right to appeal the ruling of the Argentine antitrust authorities. As of today, there has been no ruling on the merits of the claim filed by Isenbeck. At this time, we cannot predict what the outcome of this suit will be.
     Isenbeck has also accused CMQ and the Argentine subsidiary of AmBev of collusive practices arising from their joint marketing, distribution and invoicing activities (i.e. tied-in sales and obstructive practices) before their merger was formally approved by Argentine antitrust authorities. An administrative dossier is being analyzed at present by the Argentine antitrust authorities, and CMQ and AmBev through its subsidiary have already filed preliminary explanations and information. Should the antitrust agency sanction CMQ it may appeal to the Civil and Commercial Federal Appeals Court.
The completion of the sale by BAC of its remaining shares to AmBev could be prevented by materially adverse decisions of the Argentine antitrust authorities and such an event could adversely affect our business.
          BAC’s sale of its remaining shares to AmBev represents the final step in our strategic alliance with AmBev. From the outset, our strategic alliance contemplated that full control ultimately would be transferred to AmBev and the complete terms of the alliance were presented to and approved by the Argentine antitrust authorities. Therefore, once the antitrust approval is granted by the National Commission for the Defense of Competition we do not believe that the sale of BAC’s shares to AmBev shall require any further Argentine approval.
          While the applicable Argentine laws and regulations have not changed since the time we entered into our strategic alliance with AmBev, we have requested the advice of the Commission regarding the need for government approval of the sale of BAC’s shares to AmBev. On June 21, 2006, the Commission issued its advice (“opinión consultiva”) stating that it will not decide this question until after we complete the divestiture process contemplated by the Commission order relating to the original AmBev alliance agreements. The Commission instructed Quinsa and AmBev to resubmit their request at that time and indicated that it would issue a final decision thereafter.
          In a minority opinion the Commission stated that the sale of BAC’s shares to AmBev is not subject to the Commission’s approval. However, certain government officials have suggested that it is the current government’s view that the sale of BAC’s shares to AmBev would require a new antitrust approval.
          If the Argentine antitrust authorities decide that additional antitrust authorization is required as a condition to completion of BAC’s sale of its shares, completion of this sale could be substantially delayed or even prevented. In addition, the antitrust authorities would have the authority to impose conditions on an approval and, under the terms of the 2006 Letter Agreement, AmBev is not required to complete the sale transaction unless any such conditions are reasonably satisfactory to it. If the antitrust authorities were to refuse to grant an authorization required for completion of the sale of the BAC shares or if they were to grant such an authorization but impose conditions on the authorization that are not reasonably satisfactory to AmBev, the future of our alliance with AmBev would be uncertain.
          Under these circumstances, BAC and AmBev would continue to be parties to a contract that eliminates the original rights of BAC and AmBev to cause BAC’s Class A shares to be exchanged for AmBev shares and that, instead, contemplates a cash sale of BAC’s shares that may not be legally permitted or that AmBev may not legally be required to complete. The requirement for consensus decision-making between BAC and AmBev with respect both to major shareholder decisions and Board decisions would continue indefinitely and the agreements between BAC, AmBev and Quinsa would not contain provisions establishing a clear method for either BAC or AmBev to exit from its position in Quinsa or for Quinsa to integrate further with AmBev or alter its existing alliance with AmBev. If there should arise at any time, or from time to time, in the future any absence of a cooperative relationship between AmBev and BAC, we would expect consensus decision-making to be significantly more difficult and these difficulties could materially adversely affect our business.

ITEM 4. INFORMATION ON THE COMPANY
HISTORY AND DEVELOPMENT
     Quilmes Industrial (Quinsa), Société Anonyme was established as a separate company incorporated in the Grand-Duchy of Luxembourg (“Luxembourg”) in 1989 when the brewing interests of Enterprises Quilmes, a publicly traded Luxembourg holding company, were spun off from the rest of Enterprises Quilmes’ business interests. We remain a Luxembourg holding company governed by Luxembourg law and we operate through our subsidiaries, principally QI(B), in which we hold an 92.95% interest. All of our operating companies are wholly-owned, majority-owned or controlled subsidiaries of QI(B). The address of our principal executive offices is 84, Grand Rue L-1660 Luxembourg, Grand-Duchy of Luxembourg. Our telephone number is (352) 47 38 85. Our authorized representative in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.
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
Recent Events
     Debt Restructuring
     Management carried out negotiations during 2002 that led to the execution of a refinancing agreement on September 18, 2003. The bank debt subject to renegotiation amounted to US$293.6 million. The agreement included certain financial covenants that varied depending on our Argentine subsidiary CMQ’s leverage ratios. During 2004, we continued to pay and prepay CMQ’s dollar-denominated bank debt. We made payments and prepayments totaling approximately US$125 million during 2004. A portion of those payments were financed through approximately US$62 million in medium-term peso financing.
     During January 2005 we prepaid the full balance of the restructured bank debt still outstanding, for a total of approximately US$99 million. The restructured bank debt was repaid principally out of the proceeds of new short-term borrowings and this new short-term debt was then refinanced in March 2005 with the proceeds of a US$150 million CMQ credit facility. As a result of these transactions, we are no longer subject to the financial covenants included in the 2003 refinancing agreement. More specifically, the proceeds of the US$150 million loan to CMQ were used principally to repay bank debt of approximately US$101.3 million (including a substantial portion of our short-term bank debt) and to pay off the notes issued originally by BAESA for US$14.2 million (net of the amount of the notes held by our subsidiary QI(B)). The new US$150 million loan has a final life of 7 years, an average life of 5 years (since there are equal, yearly installments starting at the end of year three), and bears a fixed interest rate of 7.375%. The US$150 million facility contains customary financial covenants, including a limitation on the incurrence of new indebtedness if CMQ ´s debt to EBITDA ratio exceeds, or would exceed after incurrence, three to one, and limitations on liens, transactions with affiliates, and mergers or sales of assets.
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
     On December 23, 2003 and March 24 of 2004, our Board approved another series of repurchases. Specifically, the Board authorized us to purchase shares in open market transactions at a price per share not to exceed six times EBITDA per share and for an additional aggregate dollar amount of up to

US$70 million. During the period from January 1, 2004 to December 31, 2004 we purchased 2,396,702 Class A shares and 3,790,522 Class B shares, having an aggregate purchase price of US$36.5 million and an average price per share of US$0.958 per Class A shares and US$8.995 per Class B shares.
     On August 18, 2004, we announced the launch of a self tender for our Class B shares (including those held as ADSs). The self tender ended on September 16, 2004. As a result, we acquired 9,584,428 Class B Shares at a price of US$9.50 per share, for a total of approximately US$93 million (including fees and expenses).
     During the period from January 1, 2005 to December 31, 2005, we acquired 2,826,375 Class B shares and 16,068,903 Class A shares for an aggregate purchase price of US$65.6 million and an average price per share of US$1.55 per Class A share and US$14.45 per Class B share. These purchases were conducted under the program approved on March 24, 2004 and another program approved by our Board, for a further US$50 million, on October 13, 2005. As of June 15, 2006, approximately US$18 million remained available for stock repurchases under this latest program.
     Our repurchases of stock during 2004 and 2005 have decreased materially the number of Quinsa shares that are publicly traded. As a result of the reduced number of publicly traded shares, during recent months, we have found it more difficult to repurchase shares in open market transactions at prices that we believe to be in the best interest of Quinsa and its shareholders.
     Our Board has in the past discussed the possibility of making repurchases of stock that exceed the authorization for the latest repurchase program, whether through expanded market repurchase programs, a tender offer or another transaction. Our Board also has discussed the possibility of engaging in a transaction that could result in Quinsa becoming a company owned solely by BAC and AmBev (or by AmBev after BAC completes the agreed sale of its remaining shares to AmBev). While our Board could change its mind at any time, for now the Board has decided not to authorize any such additional repurchases and/or transactions. Under our articles of association and the Shareholders Agreement among AmBev, BAC and Quinsa, we are prohibited from making any such additional repurchases or engaging in any such transactions unless the Directors nominated by BAC and those nominated by AmBev agree and unless AmBev and BAC, acting as shareholders, agree on the terms of the proposed transaction. The Shareholder Agreement will terminate upon the completion of the sale of BAC’s shares and AmBev will then have the voting power to change our articles of association without the affirmation support of any other Quinsa shareholder.
     As a result of the existing limitations described above, there can be no assurance that we will repurchase shares under our latest repurchase program at the same rate as we have in the past or that we will repurchase any or all of the remaining shares that we are authorized to purchase. In addition, there can be no assurance that we will authorize stock repurchases beyond the scope of the existing repurchase program or that any “going private transaction” relating to Quinsa will be proposed or consummated.
     Any future repurchases of stock are also subject to limitations imposed by Luxembourg law. When we repurchase shares, Luxembourg law requires us to create undistributable reserves in an amount equal to the repurchase price of the shares held in treasury. As of December 31, 2004, we did not have sufficient available distributable reserves and profits to both allow us to pay the proposed dividend for fiscal year 2004 and to allow us to consider or continue market repurchase programs or to consider other possible purchases of shares, whether by tender offer, purchases directly from shareholders, transactions over the stock exchange, a going-private transaction or otherwise.
     To give us the legal flexibility to make additional repurchases and pay dividends, we have done and, subject to changing conditions may do the following:
•	In March 2005, we received a substantial dividend payment from QI(B), which was recorded as a profit in the stand-alone financial statements. This profit allowed us to pay the proposed dividend for 2004 and to complete the remainder of our repurchase program announced on March 25, 2004. It also allowed us to acquire further shares under the program announced on October 13, 2005.

•	On June 24, 2005, our shareholders voted to shorten our fiscal year. As a result of the vote our fiscal year ended on April 30, 2005. On July 15, 2005, our shareholders also voted for the next fiscal year to begin on May 1, 2005 and end on December 31, 2005. In effect, what would have been fiscal year 2005 was divided into two rump years: the first began on January 1, 2005 and ended on April 30, 2005, while the second began on May 1, 2005 and ended on December 31, 2005. By virtue of this decision, future annual general meetings are again to be held on the first business day following the fourth Thursday of June at 10:00 a.m.
     Under Luxembourg law, approval of the accounts for the fiscal year ended April 30, 2005 (which occurred at the shareholder meeting specifically convened for this purpose on July 15, 2005) gave us the legal flexibility to consider other possible repurchases of shares and/or other dividend payments and to create the required undistributable reserves to match any such repurchases.
     While the measures described above were all approved by our shareholders, there can be no assurance that we will make any further repurchases of stock.
Relationship with AmBev
Original Alliance with AmBev — General
     On January 31, 2003, we completed the transactions related to the formation of our strategic relationship with AmBev. AmBev is a holding company whose subsidiaries produce, distribute and sell beer, soft drinks and other non-alcoholic and non-carbonated beverages, primarily in Brazil, but also in Argentina, Venezuela, Uruguay and Paraguay. Pursuant to this alliance, we integrated our own operations in Argentina, Paraguay and Uruguay with those of AmBev. Throughout this annual report, we refer to the markets of Argentina, Paraguay, Uruguay, Bolivia and Chile as the “southern cone markets.”
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
     As part of the alliance, BAC assigned and transferred to an escrow agent 60,000,000 of its Class A Shares. The Escrow Agreement provides that the escrow agent may only vote these shares upon receipt of joint instructions of both BAC and AmBev. This escrow arrangement effectively prevents BAC from exercising, without the consent of AmBev, a majority of the voting rights of Quinsa. As a result of this escrow arrangement and the voting power held by BAC and ArnBev, AmBev and BAC together have the power to determine all matters requiring Quinsa shareholder approval, but neither shareholder alone can control these decisions.
     BAC agreed not to transfer or encumber or permit the transfer, in any way, of its remaining Class A Shares other than to its affiliates, family members, AmBev or AmBev’s designees.
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
Exchange Rights in the Original Alliance
     From the outset, our strategic alliance with AmBev contemplated that AmBev would acquire full control of Quinsa at some point of time in the future. Initially, the alliance agreements gave BAC a put option that was exercisable in April of every year, allowing BAC to exchange (the “Exchange”) its remaining 373,520,000 Class A Shares for a combination of AmBev common shares and AmBev preferred shares. The alliance agreements also gave AmBev a call option, exercisable in April of every year starting in 2009, allowing AmBev to require that BAC exchange its remaining Class A Shares for this combination of AmBev shares. In the case of both the put option and the call option, the number of AmBev shares to be delivered to BAC was to be based on a formula designed to compare the relative values of Quinsa and AmBev at the time the exchange was triggered and again one year later and the formula was the same in the case of both options. Consequently, BAC, AmBev and Quinsa expected that, at some point in time, either BAC or AmBev would exercise its option and AmBev would acquire sole control of Quinsa.
Corporate Governance Under the Alliance
     As part of our alliance with AmBev, on January 31, 2003, we entered into a Shareholders’ Agreement with AmBev and BAC to govern certain matters relating to the voting, transfer and issuance of Quinsa shares (the “Quinsa Shareholders’ Agreement”). Under the Quinsa Shareholders Agreement, each of AmBev and BAC generally have the right to nominate 50% of the directors of our Board and, with respect to each of our subsidiaries, 50% of the number of directors that Quinsa is entitled to nominate under such subsidiary’s charter documents or by-laws, any existing shareholders agreement or applicable law. In addition, with certain exceptions, we have agreed not to take major actions and not to permit our subsidiaries to take major actions without the consent of AmBev and BAC or their designated members of our Board. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders Quinsa Shareholders Agreement” for more information.
     Under the Quinsa Shareholder’ Agreement, we also agreed that if Quinsa at any time proposes to effect a capital increase through the issuance of shares or rights of any class or series, BAC and AmBev will have the right to subscribe for their proportionate percentage of such shares or rights. The Quinsa Shareholders’ Agreement also provides for certain significant restrictions on BAC and AmBev regarding the acquisition, disposition or transfer of, or the encumbrance on, any Quinsa Class A or Class B shares, other than in accordance with the terms of the alliance agreements. AmBev further agreed not to acquire any equity or other ownership interest in, or any substantial assets of, any business involving the manufacture, marketing, sale or distribution of beverages for a period of ten years in Argentina, Paraguay, Uruguay or Bolivia, other than through Quinsa or its subsidiaries. In addition, until the consummation of the sale of BAC’s shares, AmBev may not acquire any equity or other ownership interest in, or any substantial assets of, any business involving the manufacture, marketing, sale or distribution of beverages in Chile, without first offering to Quinsa the opportunity to make such acquisition.
Approval of our Original Alliance by the Argentine Antitrust Authorities; Action by CCU
     One of the conditions to closing the transactions contemplated by the original alliance was the receipt of approval of the Argentine antitrust authorities of such transactions. On January 13, 2003, the Argentine antitrust authorities approved the transactions subject to certain conditions as described below.
a. Within 12 months of January 13, 2003, AmBev and Quinsa must transfer ownership of the following assets:
1.	to an independent, experienced, financially sound, third party with no current beer production in Argentina—

	i.	the Bieckert and Palermo brands and recipes; ii. the license for production of the Imperial brand;

	iii	at the option of the purchaser, the Norte brand. If an agreement cannot be reached on price, an internationally recognized investment bank appointed by Quinsa and AmBev shall establish the price; and

	iv	the brewery located in Luján, Buenos Aires, that produced the Brahma brand and now produces Brahma, Palermo and Bieckert; and

2.	to a third party, not related to the purchaser of the assets described above and also not currently producing beer in Argentina, our malt production facility adjacent to the former Bieckert brewery located in Llavallol, Buenos Aires. Alternatively, AmBev and Quinsa can agree to allow such third party to operate the facility for 10 years; and
b. By the end of the required twelve month period, AmBev and Quinsa must:
1.	allow the purchaser access to Quinsa’s distribution network for a period of 7 years;

2.	refrain from forcing or inducing their clients to purchase products other than beer from them; and

3.	at the option of the purchaser. AmBev and Quinsa must commit to produce the Bieckert, Palermo and Imperial brands of beer for the purchaser for a period of two years.
     Due to legal proceedings instituted by one of our competitors, Compañía Cervecerias Unidas S.A. (‘CCU”), the deadline for compliance with these conditions was suspended until March 2006 when, following a number of legal procedures, the Supreme Court of Argentina rejected CCU’s claim. We resumed at that time the process by means of which we intend to comply with these conditions. At the time of the dismissal of CCU’s claim, there remained approximately 10 months for us to complete this process. While we are pursuing this process expeditiously, we cannot predict when or on what terms it will be possible to satisfy these conditions, whether third parties again might intervene to attempt to block the sales or whether any government or regulatory approvals required for the contemplated asset sales will be forthcoming. In addition, under the terms of the 2006 Letter Agreement, the directors appointed by AmBev are entitled to make all decisions regarding the satisfaction of the conditions set forth the 2003 order of the Argentine antitrust authorities. The interests of AmBev may differ from the interests of our other shareholders. See “Item 3. Key Information—Risk Factors—-Our alliance with AmBev could be affected by non compliance of, or legal challenges to, or changes in, the conditions set forth by the Argentine antitrust authorities in approving this alliance or by any other possible future antitrust litigation” above for more information.
Settlement with Heineken Concerning the Original Alliance.
     In June 2002, we received a notice from the International Chamber of Commerce (the “ICC”) stating that Heineken, which, at that time, owned 15% of our principal subsidiary QI(B), had begun an arbitration proceeding against Quinsa and BAC relating to our AmBev alliance. On January 13, 2003, Heineken, Quinsa and BAC and certain of their respective affiliates entered into a memorandum of agreement whereby Heineken and Quinsa agreed to terminate the arbitration proceeding before the ICC and released all claims against each other arising in connection with the AmBev alliance (“Memorandum of Agreement”). Heineken and BAC also released all claims against each other. The Memorandum of Agreement provided, among other things, for the purchase of shares of Ql(B) then held by Heineken, and AmBev purchased approximately 58% of such QI(B) shares while BAC purchased the remaining 42%. The aggregate purchase price for all of Heineken’s QI(B) shares was US$102.7 million in cash. Just prior to this purchase Quinsa declared and paid US$26.5 million in dividends, 15% of which was paid to Heineken. As a result of the settlement, the shareholder agreement between QI(B), Heineken and Quinsa, and the technical assistance agreements between Heineken and QI(B) or its operating companies were terminated (“Technical Assistance Agreements”). In addition, Heineken was granted the option to terminate the Heineken License pursuant to which we have produced, sold and distributed Heineken beer. Heineken terminated this license as of June 17, 2003. See “—Material Licenses and Contracts—Relationship with Heineken.”
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
Repurchase of QIB Shares
     On August 3, 2005, BAC, AmBev and Quinsa entered into an agreement (the “QIB Agreement”) pursuant to which BAC agreed, subject to certain conditions, to sell to Quinsa and Quinsa agreed to purchase from BAC all of BAC’s shares in QIB for an aggregate purchase price of $110 million (the “QIB Base Purchase Price”), subject to certain adjustments (the “Adjusted QIB Price”) plus interest on the Adjusted QIB Price from the date the QIB shares are transferred to Quinsa until the date the Adjusted QIB Price is released to BAC from the escrow account described below. The transaction was subject to receipt by Quinsa’s Board of a fairness opinion from an independent investment banking firm of recognized international standing selected by the Board confirming that the consideration to be paid by Quinsa was fair from a financial point of view to Quinsa. The Board obtained the required opinion and on September 1, 2005 title to the QIB shares was transferred to Quinsa.

     The QIB Agreement provides that the Base Purchase Price is to be adjusted pursuant to a formula designed to cause such purchase price to represent BAC’s share of an amount equal to 6 times QIB’s earnings before interest, taxes, depreciation and amortization (“EBITDA”) for 2005; provided that the Adjusted QIB Price may not exceed US$130 million or be less than US$80 million. Based on QIB’s EBITDA for 2005, the Adjusted QIB Price is approximately $114.4 million.
     The QIB Agreement requires that Quinsa deposit the Base Purchase Price, and thereafter any purchase price increase resulting from the adjustment formula, in an escrow account and that the Adjusted QIB Price be held in escrow and not be distributed to BAC until the occurrence of certain specified future events. Upon distribution, BAC is entitled to receive the Adjusted QIB Price plus interest thereon at a rate per annum equal to LIBOR plus 2%. Until distribution, amounts held in escrow will be invested in investments specified in the escrow agreement or in investments that are acceptable to Quinsa. Quinsa bears the risk that the investment performance of the escrow account reduces the escrow amount to less than the amount to which BAC is entitled. To the extent that this investment performance results in earnings in excess of the amount to which BAC is entitled, the excess amount will be paid to Quinsa.
     BAC will be entitled to receive the Adjusted QIB Price plus interest on the earlier of (a) the expiration of 120 days after February 28, 2006 so long as prior to the end of this 120 day period no actions are taken by the Argentine antitrust authorities or others to further enjoin or suspend compliance by Quinsa with the conditions set forth in the 2003 order of these authorities relating to our alliance with AmBev or to amend or modify in certain respects the terms of this order, in which case the 120 day period will be suspended until the injunctions, suspensions, amendments, modifications or other similar issues are satisfactorily resolved or (b) August 3, 2009.
Interbrew Transaction
     On August 27, 2004. AmBev completed a business combination with Interbrew which, as a result of the combination became InBev. Pursuant to their business combination with Interhrew AmBev’s controlling shareholders contributed to InBev the stock of a holding company (“Tinsel Lux”) formed to hold all of their AmBev shares and received, in exchange, InBev shares. In addition, Labatt Brewing Company Limited, a subsidiary of Interbrew (“Labatt’) merged with a subsidiary of AmBev. The merger resulted in AmBev owning Labatt and in Interbrew receiving additional AmBev shares. Completion of the transaction resulted in a change of control of AmBev. As a result of these transactions. InBev currently holds 54.90% of and controls AmBev and, therefore, controls the Quinsa shares held by Ambev and all of AmBev’s decisions under Quinsa’s alliance agreements. The former controlling shareholders of AmBev and the former controlling shareholders of Interbrew agreed to hold their InBev shares through a holding companv and they further agreed that this holding company would be controlled jointly by the two groups of shareholders.
     This transaction structure, including the related provisions regarding board representation and other contractual provisions relating to required quorurns and level of votes required to take various actions, give the former controlling AmBev Shareholders and the former controlling Interbrew Shareholders substantial influence over InBev and its subsidiaries and affiliates, including AmBev and Quinsa.
Transfer of Control to AmBev
     BAC and AmBev have amended or interpreted from time to time various elements of the alliance agreements relating to the Exchange; however, on April 13, 2006, AmBev, BAC and Quinsa entered into an agreement (the “2006 Letter Agreement”) amending the alliance agreements to eliminate the Exchange and the original put and call options completely. In the 2006 Letter Agreement, BAC agreed to sell to AmBev and AmBev agreed to purchase from BAC all of BAC’s remaining shares in Quinsa for an aggregate cash purchase price of US$1,223,915,000 (the “BAC Sale Price”), subject to certain possible adjustments. Completion of the sale is subject to customary conditions including either that the Argentine antitrust authorities confirm that, as a result of the antitrust approvals obtained at the time the original alliance was consummated, no further approvals are required or that these authorities grant any additional authorizations that may be required on terms and conditions reasonably satisfactory to AmBev. The 2006 Letter Agreement contemplates that the BAC Sale Price may be reduced by an amount of up to $ 60 million if the parties mutually agree that such a reduction is appropriate.

     Upon the closing of the transactions contemplated by the 2006 Letter Agreement, the Quinsa Shareholders’ Agreement. the Escrow Agreement and most of the other agreements entered into in connection with our alliance with AmBev will terminate. Moreover, to the extent that any agreement between AmBev and Quinsa does not terminate by its terms or directly as a result of the 2006 Letter Agreement, after the closing , AmBev will have control of Quinsa and will have the power to cause Quinsa to agree to any amendments or terminations of any such agreements that AmBev may deem appropriate.
     Effective upon the sale of BAC’s shares all rights of BAC to nominate directors of Quinsa and its subsidiaries will terminate and as promptly as practicable, the Board will be reconstituted to include only directors nominated or approved by AmBev and the boards of our subsidiaries will be reconstituted to include only AmBev directors except to the extent that third parties have rights to appoint directors under by-laws, shareholder or other agreements or applicable law. Upon completion of this sale, AmBev will have sole control of Quinsa.
     AmBev, as a member of a much larger multi-national corporation, may have interests that differ in certain respects from the interests of persons who are investors only in Quinsa. When and if it acquires control of Quinsa, AmBev may be inclined to make business decisions with respect to the Company that are different from those that have been made in the past and these decisions may result in changes in Quinsa’s business, objectives, prospects and financial performance. We cannot predict what these changes might be or whether any of these changes might materially adversely affect the Company or its non-AmBev shareholders.
     Until the closing of the transactions contemplated by the 2006 Letter Agreement, Quinsa generally will continue to be controlled jointly by BAC and AmBev. Nevertheless, the 2006 Letter Agreement did modify this principle of joint control in certain respects. Since April 13, 2006, the affirmative vote of the BAC directors is no longer required (1) to approve capital expenditures by us or our subsidiaries in the countries in which we were operating as of April 13, 2006, (2) to take any action in connection with the approval by the Argentine antitrust authorities of the sale by BAC of its remaining shares to AmBev or (3) to take any action in connection with completing the divestitures and taking the other actions that the antitrust authorities required as part of their approval of the original strategic alliance between Quinsa and AmBev. It is possible that the interests of AmBev with respect to these matters may be different than the interests of our other shareholders.
     The timing and certainty of the closing of the transactions contemplated by the 2006 Letter Agreement are unclear. From the outset, our strategic alliance contemplated that full control ultimately would be transferred to AmBev. The complete terms of the alliance were presented to and approved by the Argentine antitrust authorities in 2003. We, therefore, do not believe that the sale of BAC’s shares to AmBev requires any further Argentine antitrust approval. Nevertheless, this conclusion is not free from doubt.
     While the applicable Argentine laws and regulations have not changed since the time we entered into our strategic alliance with AmBev, we have requested the advice of the Commission regarding the need for government approval of the sale of BAC’s shares to AmBev. On June 21, 2006, the Commission issued its advice (“opinión consúltiva”) stating that it will not decide this question until after we complete the divestiture process contemplated by the Commission order relating to the original AmBev alliance agreements. The Commission instructed Quinsa and AmBev to resubmit their request at that time and indicated that it would issue a final decision thereafter.
     In a minority opinion, the Commission stated that the sale of BAC’s shares to AmBev is not subject to the Commission’s approval. However certain government officials have suggested that it is the current government’s view that the sale of BAC’s shares to AmBev requires a new antitrust approval.
     If the Argentine antitrust authorities decide that additional antitrust authorization is required as a condition to completion of BAC’s sale of its shares, completion of this sale could be substantially delayed or even prevented. In addition, the antitrust authorities would have the authority to impose conditions on an approval and, under the terms of the 2006 Letter Agreement, AmBev is not required to complete the sale transaction unless any such conditions are reasonably satisfactory to it. If the antitrust authorities were to refuse to grant an authorization required for completion of the sale or if they were to grant such an authorization but impose conditions that are not reasonably satisfactory to AmBev, the future of our alliance with AmBev would be uncertain.

     Under these circumstances, BAC and AmBev would continue to be parties to a contract that eliminates the possibility of the Exchange and that, instead, contemplates a cash sale of BAC’s shares that may not be legally permitted or that AmBev may not legally be required to complete. BAC and AmBev generally would continue to exercise joint control over Quinsa and the requirement for consensus decision making between BAC and AmBev with respect both to major shareholder decisions and major Board decisions would continue indefinitely; provided that AmBev would control capital expenditure decisions in the countries in which we were operating on April 13, 2006. The agreements between AmBev, BAC and Quinsa would not contain any provisions establishing a clear path for either BAC or AmBev to exit from its position in Quinsa or for Quinsa to integrate further with AmBev or alter its existing alliance with AmBev.
  Consolidation of Our Bolivian Subsidiaries
     In May 2003, we completed the previously announced consolidation of our ownership interests in our Bolivian breweries. As a result of this consolidation all of our Bolivian breweries are owned by CBN. During 2004 we increased our indirect ownership in CBN to 85.14% and to 85.26% in 2005. In June 2004, we increased QI(B)’s ownership in Incesa from 97.45% to 100%. Incesa is the holding company that owns 85.26% of CBN.
  Merger of EDISA—Coroplas—CMQ
     In April 2003, the shareholders of CMQ, EDISA and Coroplas’s (a wholly-owned subsidiary of CMQ) agreed to merge the three companies into CMQ, effective January 1, 2003. As a consequence of this, at December 31, 2003, Quinsa held an indirect interest of 99.69% in CMQ. During 2004, we increased our indirect ownership in CMQ to 99.70%.
  Merger of La Luisiana—Salus—FNC
     In September 2003, QI(B) acquired an additional 36.82% equity stake in FNC, our Uruguayan subsidiary, for a total amount of US$7.7 million. Thereafter, in November 2003, after carrying out pertinent legal formalities, FNC and La Luisiana, the Uruguayan subsidiary contributed by AmBev, executed a merger agreement whereby FNC absorbed La Luisiana, which was dissolved without being liquidated.
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
  Fábrica Paraguaya de Vidrios S.A. (“FPV”), Cervecería Paraguaya S.A. (“Cervepar”) and Colosas
     In September 2004, Cervepar and Colosas, two subsidiaries located in Paraguay, sold to QI(B) their 81.79% and 12.70% equity interests, respectively, in FPV (a glass bottle producer) for a total amount of US$5.0 million. Subsequently QI(B) acquired a further 5.22% stake in FPV from minority shareholders. As a result of these transactions, QI(B) held a 99.71% ownership interest in FPV as of December 31, 2004.

Quinsa’s PepsiCo license agreement in Argentina
     During the last quarter of 2005, the Company incorporated a Pepsi license to sell soft drinks in the last remaining region it did not already operate, in the northwestern part of Argentina. This region represents an estimated 11% of Pepsi’s total sales in the country.
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
     In 2003 and 2004 our business benefited from the implementation of our alliance with AmBev and improved economic conditions. The rate of growth for the years after 2004 may not be the same as it was during 2003 and 2004 because these years included the one-time beneficial effect of our association with AmBev. Our business did continue to grow in 2005, albeit at a lower rate, because of continued growth in the economies in which we operate.
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
  Centralization of management
     During 2003, we made the administrative software used by Quinsa and AmBev’s former subsidiaries in Argentina, Paraguay and Uruguay, fully compatible in order to absorb Ambev ´s operations in these markets without increasing headcount. We also centralized all accounting, administrative, human resources and finance functions in Argentina for our Chilean and Uruguayan businesses. We followed this up in 2004 with the centralization of our Paraguay business and completed the process in June 2005 with the centralization of our Bolivia business.
     Overall, this process helped reduce our administrative costs from 6.5% of net sales in 2004 to 5.7% in 2005.
  Consolidation of our beer and soft drink operations
     Before 2003, our soft drink and beer operations had not been fully consolidated. We subsequently changed our operations so that beer and soft drinks are now two divisions of the same business that share warehousing, distribution and all other business functions. In addition, we have now redefined our sales force. Because our Argentine soft drink operation had a large number of stock keeping units (“SKUs”), it had been impractical to sell all of Quinsa’s portfolio through one unified sales force. This is so because having a single salesperson manage the entire portfolio would inevitably lead to a loss of focus on some of our products, particularly those with a lower turnover. This problem was alleviated by the absorption of a third sales force, that of Brahma Argentina, which allowed us to combine three separate sales forces into two. Currently, we sell the Quilmes brand, the Gatorade portfolio, the Eco de los Andes brand and certain specialty beers through one sales force and the PepsiCo carbonated soft drinks, the Brahma, Palermo and Bieckert brands, and the Glaciar and Nestle Pureza Vital bottled waters through the other. These changes allow for a balanced portfolio in terms of volume and market positioning.
     As a result of this consolidation, we have been able to implement a different cost structure which in turn is largely responsible for the turnaround in our soft drink business. Our strategy to increase profitability for the soft drink business was based on an extremely low cost structure and a greater flexibility from PepsiCo to develop advertising and marketing actions tailored to local consumers. Brand repositioning has also enabled us to close the price gap as compared to the market leader. When we acquired the PepsiCo franchise in 1999, the margin gap versus the market leader’s largest bottler was approximately 15 points. The gap has been cut by more than half as we have compensated for our lower critical mass in the soft drinks industry with a different cost structure achieved by the consolidation of our beer and soft drink operations and by the repositioning of our brands.
  Beer Operations
     Based on our internal estimates, we are the largest beer producer both in Argentina and in the combined southern cone markets. In 2005, according to Nielsen and internal estimates, our breweries enjoyed leading market shares of approximately 78.6% in Argentina, 96.0% in Paraguay, 97.2% in Uruguay, 97.3% in Bolivia and 11.6% in Chile. On January 31, 2003, we completed the formation of a strategic relationship with AmBev, the largest brewer in Brazil and in South America, involving the integration of our respective operations in the southern cone markets. Pursuant to this alliance, we have begun to manufacture, market, sell and distribute the AmBev beer brands in the southern cone markets under a perpetual royalty-free exclusive license. See “—History and Development—Recent Events—Relationship with AmBev.”

     Our 2005 consolidated net sales totaled US$954.3 million, of which US$704.7 million, or 73.8% was attributable to sales of beer, and out of which US$401.9 million, or 42.1%, was attributable to beer sales in Argentina. Based on internal estimates, our sales accounted for 69.6% of the 23.7 million hectoliters of beer sold in the combined southern cone markets. As of December 2005, we had a total brewing capacity of 23.2 million hectoliters.
     Points of Sale. The number of points of sale covered by us in each country of operation varies widely from more than 250,000 in Argentina to 61,000 in Bolivia, 11,000 in Chile, 48,500 in Paraguay and 29,000 in Uruguay. The on-premise consumption segment comprises restaurants and bars, while in the off-premise segment we distinguish between supermarkets on the one hand, and convenience stores, medium-size grocery stores and kiosks, on the other. As opposed to beer consumption tendencies in other geographic regions, the on-premise segment accounts for a smaller percentage of total beer sales in the southern cone markets. For Argentina, Chile, Paraguay and Uruguay, our sales in the on-premise segment were 19%, 15%, 20% and 36%, respectively, in 2005. The Bolivian market is different; we sell 50% of our volume in the on-premise segment. Sales of beer in supermarkets, a less significant sales channel compared to other more developed markets, accounted for 37% of our sales in Chile, 7% of our sales in Argentina, 10% of our sales in Uruguay, approximately 2% of our sales in Paraguay and less than 1% of our total sales in Bolivia in 2005. Because of strong consumer preference for our brands in the southern cone markets and our extensive distribution system, we have been successful in controlling the significance of supermarkets for our sales.
     Terms of Sale. As a result of the economic crisis of 2002 in Argentina, management focused on reducing our working capital and maximizing cash generation. As part of those efforts, we negotiated new credit terms with most of our clients, particularly those in Argentina, and especially with supermarkets. Our average receivables measured in terms of days of sales declined from 21 days in 2002 to 14 days in 2005. The length and other terms of the credit extended often depend on competitive factors and the strategic importance of the particular outlet.
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
     The following table shows, for each of our countries of operation for the year ended December 31, 2005, the approximate percentage of our total beer sales by volume accounted for by independent distributors, the approximate number of distributors operating in each country and the approximate number of points of sale covered:
Beer Sales Through Independent Distributors

	Argentina	Bolivia	Chile	Paraguay	Uruguay
Percentage of Total Beer Sales	77%	98%	17%	52%	64%
Number of Distributors(1)	209	549	1	82	21

(1)	Total for Bolivia includes agencies (exclusive and non-exclusive) and distributors.
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

     Direct Sales. In Argentina, we contract transportation services for direct distribution of our beer to large supermarket chains and to over 54,000 retailers. In Bolivia, we distribute our products using our own direct sales force, which accounts for approximately 2% of total volume sold and covers 1,160 points of sale. In Chile, our sales are primarily direct, and we use several transportation companies to distribute our beer products to supermarkets and other retailers. In Paraguay, direct sales are conducted exclusively on a pre-sell system covering more than 23,000 points of sale, 64% of which are in the capital city of Asunción and its surroundings. In Uruguay, our direct sales amount to 36% of total beer sales and cover 8,200 points of sale including wholesalers and supermarkets. In each of the countries in which we operate, our direct sales are delivered within 24 hours from the time an order is placed.
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
Per Capita Beer Consumption for 2004

Country	Liters per capita - 2004
Spain	88
USA	79
Canada	69
Venezuela	57
Mexico	53
Brazil	47
Paraguay	27
Argentina	34
Chile	27
Uruguay	14
Peru	24
Bolivia	21
Source: Canadean Limited, “The Global Beer Report”.

     The following table demonstrates per capita beer consumption for 2005 in each of our countries of operation based on internal management estimates.
Per Capita Beer Consumption for 2005

Country	Liters per Capita- 2005
Paraguay	38,6
Argentina	36,8
Chile	29,8
Uruguay	21,2
Bolivia	25,6
Source: Management estimates based on our actual sales and market share in each country
     In addition, compared with the countries of Western Europe and North America, the demographics in our countries of operation indicate relatively faster growth in the drinking age population. We believe that we are well-placed to promote and participate in any growth in the region’s beer consumption given what we believe to be our:
•	leadership position in the southern cone markets;

•	strong and diversified product portfolio;

•	marketing and distribution capabilities;

•	significant market share position; and

•	technologically advanced breweries.
  Soft Drink and Water Operations
     Our sales of soft drinks in Argentina and Uruguay began in December 1999 with the acquisition of Baesa, the largest PepsiCo® bottler in Argentina and the sole PepsiCo® bottler in Uruguay. We subsequently acquired a 99.21% interest in EDISA, the second largest PepsiCo® producer and bottler in Argentina. CMQ now owns exclusive rights to produce, sell and distribute PepsiCo® soft drink products, including Pepsi Cola®, Pepsi Cola Light®, Pepsi Twist®, Pepsi Twist Light®, Seven-Up®, Seven-Up Light®, Mirinda®, Paso de los Toros®, Paso de los Toros Light®, Kasfruit Juice®, Teem®, Tropicana® and Gatorade®. In December 2001, we introduced ready-to-drink Tropicana and started manufacturing and distributing Gatorade nationwide, so that we now distribute the three lines of PepsiCo beverages. During 2002, we launched Pepsi Twist, and introduced the Gatorade Fierce line of products. We currently control 100% of the production and sale of PepsiCo® carbonated soft drinks in Argentina and in Uruguay.
     Our mineral water business in Argentina is currently conducted through our 48.8% minority participation in Eco de los Andes, a strategic alliance that we formed in 1999 as a result of our strategic alliance with Perrier Vittel S.A. (“Perrier Vittel”). Eco de los Andes produces and provides marketing services for the Eco de los Andes, Glaciar and Nestle Pureza Vital brands which we distribute and sell.
BEER OPERATIONS BY COUNTRY
Argentina
     With a population of approximately 38 million, Argentina is our largest and most important market for beer and we are the largest beer producer in the country, according to Nielsen Argentina. We operate five breweries (including the brewery contributed by AmBev), a bottling facility in Tucumán and a nationwide distribution system for our beer products, which we sell under ten different brands. We also own two malting facilities in the province of Buenos Aires. Our beer, malt and hops operations in Argentina were conducted through CMQ, Cervecería del Río Paraná S.A., Cuyo y Norte Argentino S.A., Patagonia Hops S.A., Malsaf and Bieckert until most of these companies were merged into CMQ. (although CMQ subsequently sold its 100% interest in Malsaf in September 2001).We conduct crown bottle-top production operations through the former Coroplás S.A., which was merged into CMQ in July 2003. As of December 31, 2005, we own, through QI(B), a 99.70% ownership interest in CMQ.
     From 1998 until 2002, per capita consumption of beer decreased approximately 6% in Argentina due to an economic recession. Since the beginning of 2003, however, we have seen a positive trend in beer consumption, with a total increase in per capita consumption of 8% to 36.8 liters per capita for 2005, according to management estimates. In fact, total beer volumes sold in 2005 established an all-time record for the industry. The reasons for this growth in consumption are, in management’s view, related to three main factors: (i) a strong growth in GDP and consumer spending, which during 2005 increased 9.2% and 8.9%, respectively, according to one of our hired economics consultants, Broda y Asociados; (ii) a substitution effect with table wine – according to management’s estimates, per capita consumption of wine declined from 39.4 liters in 1995 to 28.9 liters in 2005 while per capita consumption of beer increased from 32.8 liters to 36.8 liters over the same period; and (iii) organic population growth, which management estimates to account for 1% of the increase in volumes. The table below shows the total hectoliters of beer consumed in Argentina in each of 2003 through 2005:
Beer Consumption in Argentina

Hectoliters in Thousands
2003	12,956
2004	13,337
2005	13,910
Source: Management estimates.
Note: Includes both domestically brewed and imported beer.
     According to Nielsen Argentina, on-premise consumption declined from approximately 22% in 1999 to approximately 18% in 2005. This decline reflects the changes that occurred in consumer behavior as a result of the difficult economic circumstances existing in Argentina. Total sales of beer in supermarkets declined from approximately 18% to approximately 10% of total beer sales in Argentina over the same period, according to management estimates.
  Sales
     We cover more than 250,000 points of sale in Argentina. Approximately 19% of our sales were to the on-premise segment (both directly and through our distributors), while our sales of beer to supermarkets were 7%, and sales of our beer through other off-premise channels accounted for approximately 74% of our total sales.
     In 2005, our Argentine operation sold a total of 10,996,000 hectoliters of beer of which 10,821,000 hectoliters were sold domestically, to achieve a market share of 78.6% according to Nielsen Argentina. The balance of sales were exports, of which 109,000 hectoliters were to other Quinsa subsidiaries and 66,000 hectoliters were to third parties.
     Returnable formats accounted for 96.0% of our sales during 2005, with the one-liter returnable bottle accounting for 91.5%. Non-returnable bottles accounted for 1.7% and cans represented 2.3% of our sales for the year.
     In 2004, we launched several new marketing initiatives. In the second quarter we re-launched the Iguana brand in the premium brand segment of the market, and in November 2004 we introduced Stella Artois, a brand from the InBev portfolio that is being produced locally, in a non-returnable, single serve format. The objective behind these actions was to consolidate our presence in the premium segment where we had lost market share after the termination of the Heineken brand licensing agreement in June 2003.

     During 2005 the Company continued strengthening its brand portfolio, providing advertising support for all of its brands. This included new television campaigns for its flagship Quilmes brand, the latest of which was extremely well received and has already won several advertising awards. Quinsa also continued with its strategy of developing its presence in the premium segment of the market. In line with this objective, and following the successful launch of the Stella Artois long-neck bottle in November 2004, the Company introduced a one-liter returnable bottle for the Stella Artois brand during the fourth quarter 2005. It also developed a new advertisement for its other premium brand, Iguana. As a result of these actions, the Company is already a leader in the premiun segment, the fastest-growing market segment during 2005, with a market share of 46.8% for December, according to Nielsen. Towards the end of the year we discontinued production of our Quilmes Light brand.
     In line with our role as market leaders and the market perception of our Company as innovators, during 2005 we also introduced a variety of novel aluminum, non-returnable bottles for selected brands such as Quilmes, Andes and Norte, among other initiatives.
     Our flagship Quilmes brand remains dominant, achieving a market share of 46.4%, according to Nielsen.
     Our net sales for 2005 were US$401.9 million compared to US$335.7 million in 2004. This approximately 20% increase was principally the result of higher average prices and higher sales volumes. Volumes increased 5.8% compared to the previous year. Further, Quinsa has focused on improving its value chain, and increases in average pricing also include the effect of that effort.
     The following tables present our domestic beer sales volume and market share in Argentina for the years 2003 to 2005, and net sales for the years 2004 and 2005:
Quinsa’s Domestic Beer Sales Volume, Market Share and Net Sales in Argentina

	2003	2004	2005
Sales volume (hectoliters in thousands)	9,921.0	10,396	10,996
Market share	80.0%	79.1%	78.6%
Net sales (in US$ millions)		335.7	401.9
Source of market share information: Nielsen Argentina.
  Geographic Coverage and Brands
     Our beer is sold in all provinces of Argentina. Approximately 42% of our beer is sold in the city of Buenos Aires and the surrounding metropolitan area (“greater Buenos Aires”), a region of approximately 17 million people that accounts for about one-third of total beer consumption in the country. Commercially, our Argentine operations were divided into nine geographic divisions until 2003. These were:
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
During 2004 these sales areas were redefined. They were consolidated into four divisions:
1) Greater Buenos Aires;
2) Northern(previously the Northeast and Northwest regions);
3) Central(previously the Litoral and Central regions); and
4) Southern(comprising the rest of the country)
     We also established a Supermarkets Sales division, responsible for sales to supermarkets across the country.
     We serve all of the provinces of Argentina with several distinct brands. Our leading brand is Quilmes Cristal, which, according to Nielsen Argentina, was the leading brand in each of the nine regions listed above during 2005, except for the Northwest region, where it was second to our Andes brand, and the Northeast region where it was a very close second to our Brahma brand. Quilmes Cristal sets the price standard in the industry and had a national market share of approximately 46.4% in 2005, according to Nielsen. Our Imperial brand is a premium brand sold mainly in the on-premise segment. Iguana, also a premium beer, is a specialty brand targeted at young adults. Andes and Norte are our two regional brands. We also sell the following brands in Argentina: (1) Liberty, a non-alcoholic beer; (2) Quilmes Bock, a dark beer sold principally during winter months; (3) Palermo and Bieckert, which are sold nationally and target the value and low-price segment of the market; and (4) Brahma, which is in our portfolio as a result of our alliance with AmBev and is our second largest brand in terms of volumes sold. In November 2004 we introduced the Stella Artois brand, which we produce locally and which targets the premium segment of the market. This brand belongs to InBev’s brand portfolio. Towards the end of 2005 we discontinued production of Quilmes Light, a beer with a low alcoholic content.
     As a condition to approving some of our transactions with AmBev, the Argentine antitrust authorities have required us to transfer our Imperial, Bieckert and Palermo brands to a purchaser with no beer operations in Argentina, and, at the option of such purchaser, our Norte brand, within 12 months of January 13, 2003. Subsequently, CCU, one of our competitors, filed a claim in Argentina in April 2003 seeking to enjoin our sale of these brands because it believes it should be permitted to bid for them. The running of the 12-month period to sell our assets was stopped barely 2 months after it had started, until the courts resolved this issue. Finally, in March 2006 the Supreme Court ruled against CCU’s position and we have resumed the process to sell the required assets. See “—History and Development—Recent Events—Approval of the Argentine Antitrust Authorities.”
  Brewing Capacity
     Our installed brewing capacity at December 31, 2005 was approximately 17.0 million hectoliters. We also own an additional bottling facility in Tucumán which is supplied from the rest of our breweries in the country.
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
     We believe our brewing equipment to be modern and technologically advanced. In addition, we have made investments to allow us to transport the bulk beer we produce at all of our plants in order to supply our Tucumán facility.
     The following table provides the location of our beer facilities in Argentina, their installed capacity and the geographic areas supplied by these breweries:

	Installed Capacity (hectoliters
Location of brewery	in millions)	Areas supplied
Quilmes (2)	5.7	Greater Buenos Aires, Atlantic, Central and Southern Regions.
Zárate (1)	4.4	All the regions in Argentina.
Corrientes (2)	1.7	Northeast, Northwest Regions.
Mendoza (2)	2.3	Western and Southern Regions
Tucumán (bottling facility)	1.2	Northwest Region
Luján (3)	2.9	All the regions in Argentina with the exception of Northeast.

(1)	The Zarate brewery is the only one that produces cans that are sold throughout Argentina.

(2)	Produces bulk beer to supply our Tucumán bottling facility for final processing and bottling.

(3)	Contributed by AmBev as part of our strategic relationship. We have been in charge of operations at this brewery since March 2003. The approval of our transaction with AmBev by the Argentine regulators was conditioned, in part, on the sale of this brewery. We are currently in the process of selling this brewery, together with the brands that we must dispose of.
  Malting operations.
     We currently own two malting plants in the province of Buenos Aires. The majority of our malt production is used to supply our own beer plants. Using the barley we purchase from Argentine farmers, we ordinarily satisfy all of the malt requirements of our Argentine beer operations and a part of the requirements of our Bolivian and Paraguayan operations. Occasionally, excess production is sold to third parties. During 2005 our Tres Arroyos malting plant produced approximately 111,000 tons of malt. We are currently close to completing a significant capacity expansion at this plant. Its original 96,000 ton capacity was increased to 123,000 tons/year in June 2005. Once the second stage of this project is completed, which management estimates to be in June 2006, total capacity will have increased to 190,000 tons/year. Total investments in this project will have reached US$28.0 million once it is completed. Average capacity utilization at the Tres Arroyos facility was 100%, since the added capacity was only available for approximately six months. We also own a small malting facility in Llavallol, Buenos Aires that produced approximately 24,000 tons of malt and worked at an average utilization rate of more than 90% during the past year. As a further condition to approving some of our transactions with AmBev, the Argentine antitrust authorities have required us to transfer this malting facility to a third party not currently producing beer in Argentina. This process is currently underway, and management expects it to be completed towards the end of 2006. See “Item 4. Information on the Company —History and Development—Recent Events.”
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
     Beer sales through independent distributors account for approximately 77% of our sales. For our direct sales, which account for 23% of our total sales (7% of which are direct sales to supermarkets) we use independent transportation services for direct distribution of our beer to large supermarket chains and other retailers. We operate our distribution system from six facilities and several distribution centers covering different geographic areas. This helps serve our regions of distribution more effectively as well as reduce transportation costs, which we believe gives us a distinct advantage over our competitors. As a result of our strategic relationship with AmBev, we have unified the distribution systems of both companies in Argentina. To date, all of Quinsa’s volumes are sold through a single distribution system, enabling us to take advantage of important economies of scale. We have also completed the roll-out of direct sales operations in Buenos Aires, where we run three sales operations, Mar del Plata, Córdoba, Rosario, Corrientes, Neuquen and Tucumán. Our direct sales system involves a salesforce of approximately 430 people. These can be part of different types of salesforces: (i) a “Combined” salesforce, where salespeople are responsible for a geographical area, in which they sell all of the brands in our portfolio — this is usually the case in low drop-size areas with limited growth potential, and 32% of the points of sale we cover directly are serviced this way; (ii) a “Focused” salesforce, where two salespeople compete within the same area and with different brand portfolios – this is typical of high-potential areas, and accounts for 44% of the points of sale; and (iii) a “Potentiated” salesforce, where individual salespeople specialize in particular sales channels such as Convenience Stores, Kiosks, Bars and Restaurants – this type of salesforce services 24% of the points of sale reached directly.
Bolivia
     In September and December 2000, we indirectly acquired controlling interests in our previous competitors in Bolivia, CBN and CBNSC, which increased our ownership interest in these entities to 70.34% and 80.92%, respectively. With these acquisitions, QI(B) increased its market share in Bolivia to approximately 98.1%, according to internal estimates, having previously acquired the breweries CSC and CTq. During the last quarter of 2001, the boards of directors of CBN, CBNSC, CSC and CT decided to merge with and into CBN. As a result of the merger, our indirect ownership interests in these various breweries were consolidated. During 2002, we increased our indirect ownership in CBN to 78.13% and in CTq to 91.95%. In addition, in the fourth quarter of 2002, the boards of directors of CBN, CTq and CBN’s wholly owned subsidiary Enalbo, that produces aluminum cans, decided to merge with and into CBN. The decision to merge was further approved by the Extraordinary Meeting of Shareholders of CBN, CTq and Enalbo and in May 2003, the Bolivian authorities approved that merger. Our indirect ownership in CBN is 85.14%.
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
     The reorganization of our brands and packaging formats have resulted in a better brand mix per region and in a better positioning of our one-way packaging relative to returnable bottles in terms of pricing. We were also able to broaden the penetration of our largest brand, Paceña, which alone accounted for a market share of approximately 69% during 2005, according to management estimates.
     The Bolivian market is strongly influenced by macroeconomic trends and governmental, regulatory and fiscal policies. In February 2000, the Bolivian government increased excise taxes on beer by 39%, which was partially responsible for a 2% decline in market volumes for that year. The tax increase was eliminated in December 2000, and market volumes for 2001 were virtually the same as those in 2000, despite a continuing economic recession and social unrest that hindered distribution. In 2002, market volumes increased by more than 6% as a result of targeted marketing campaigns and increased consumer confidence leading up to the presidential election held in June 2002. In 2003, market volumes increased by 9%, while in 2004 they increased a further 17%, rewarding our decision not to increase average price on a nation-wide basis. Market growth continued in 2005, as volumes increased 8% during the year. Management believes that growth in 2005 was fueled by a combination of factors: (i) economic growth, as the economy posted the strongest GDP growth in five years, due in part to the high prices obtained for the country’s commodity exports, principally soybean and tin; (ii) very favorable –warmer, drier -weather conditions; and (iii) a better social climate after the elections that were won by Mr Evo Morales.
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
     We continue to believe that the Bolivian market offers opportunities for growth due to our strong position in this market, the favorable age distribution of Bolivia’s population and the current relatively low per capita beer consumption of 25.6 liters. The table below shows the total hectoliters of beer consumed in Bolivia in each of 2003 through 2005.
Beer Consumption in Bolivia

Hectoliters in Thousands
2003	1,887
2004	2,198
2005	2,365
Source: Management estimates.
Note: Includes both domestically brewed and imported beer.
     Sales
     We cover approximately 61,000 points of sale in Bolivia. Bolivia is a different market for us because 50.2% of our sales correspond to the on-premise segment while the supermarket channel accounts for less than 1% of our sales. The remainder of our sales occurs in the other off-premise segments. The beer market in Bolivia is comprised primarily of returnable formats, which account for 92.6% of our sales.
     Total beer volume sales, including exports, increased approximately 8% to 2,326,000 hectolitres in 2005, reflecting market growth and also a slight increase in market share, which reached 97.4%, according to management estimates.
     Net revenues increased 16% to US$ 125.7 million, as a result of the increase in both volumes and average prices. The latter increased approximately 7% in dollar terms, as a result of regional price increases introduced to keep pace with inflation, and of improvements in the value chain. The following table presents our domestic beer sales volume and market share in Bolivia for the years 2003 to 2005, and net sales for 2004 and 2005:
Quinsa’s Domestic Beer Sales Volume, Market Share and Net Sales in Bolivia

	2003	2004	2005
Sales volume (hectoliters in thousands) (1)	1,826	2,129	2,299
Market share	97.3%	97.0%	97.4%
Net sales (in US$ millions)		108.0	125.7

(1)	Excludes exports of 17,000, 15,000 and 27,000 hectoliters for 2003, 2004 and 2005, respectively.
Source of market share information: CIES
  Geographic Coverage and Brands.
     During 2005, the Company continued to focus on enhancing its portfolio, introducing innovative packaging and limited-edition bottles for our mains brands. The most important ones were: the special edition of an aluminum bottle for the Pilsener brand, the introduction of a dark beer, Taquiña Stout, and a new blue, single-serve bottle for our Taquiña brand. Our main brand, Paceña (which includes Paceña

Pilsener, a national brand), Tropical Extra, a brand sold in tropical regions and Centenario together accounted for approximately 68.8% of our sales in Bolivia. Our other important brands are (1) Taquiña, a regional brand produced in Cochabamba; (2) Huari, a premium brand leader in the Oruro region which was repositioned and whose coverage was extended to other regions in the country; (3) Ducal, a regional brand for the Santa Cruz area; (4) Imperial and Inca, which are both aimed at the lower income segment of the market; and (5) Maltín, a non-alcoholic liquid malt. There are also two other minor brands in terms of sales (Astra and Bock, together accounting for 1.2% of our sales), and we have also sold very small amounts of the Andes brand, which is imported from Argentina and targeted at the premium segment of the market. La Paz, Bolivia’s capital, accounted for 39% of our volume sales during 2005, Santa Cruz accounted for 34% and Cochabamba accounted for 14%. We own production facilities in each of these regions. The balance of our sales volume was distributed throughout the rest of the country.
  Brewing Capacity.
     In 2003, we operated 6 breweries with a total brewing capacity of 3.1 million hectoliters. During 2004, we closed our Ducal plant, located in the Santa Cruz region, close to our CBN plant. The largest of our breweries is located in La Paz, and it is principally responsible for production of the Paceña brand. We now operate one brewery in the city of Santa Cruz, which primarily produces Maltín, Ducal and Paceña, and one brewery in Cochabamba, which mostly produces Taquiña, Maltín and Imperial. During 2005 we completed minor capacity expansions at the La Paz and Santa Cruz plants, increasing total capacity by approximately 0.2 million hectoliters.
     The following table provides the location of our beer facilities in Bolivia, their installed capacity and the geographic areas supplied by these breweries:

Location of Brewery	Installed Capacity	Regions Supplied
	(Hectoliters in millions)
La Paz	1.2	Principally La Paz
Santa Cruz (CBN)	0.8	Santa Cruz
Cochabamba	0.6	Cochabamba
Huari	0.3	Oruro, La Paz and Potosí
Tarija	0.04	Tarija
  Distribution
     During 2005 we focused on strengthening our third-party distribution network, after having reorganized it in 2004. The reorganization had consisted in the establishment of a team of supervisors to help our distributors achieve higher standards of performance in terms of management and execution at the point of sale. We also intend to maintain a small direct sales effort focused on supermarkets and top on-premise and off-premise points of sale. Management believes these initiatives have enhanced sales and revenues.
     As part of the measures we introduced to reduce our cost structure following our acquisitions of CBN and CBNSC, we closed three distribution centers in Bolivia in 2001 and two more in 2003. At the beginning of 2004 we closed a plant located in the region of Santa Cruz. As a result, our beer is distributed from our five plants and from one warehouse located in El Alto, near La Paz. Sales through independent distributors account for approximately 98% of our total sales volume in Bolivia. For our direct sales, we distribute our products using our own sales force, which accounts for approximately 2% of total volume sold and covers 1,160 points of sale.
Chile
     Our beer operations in Chile are conducted through Cervecería Chile S.A. QI(B) holds, indirectly, a 100% ownership interest in this entity.

     We originally entered the Chilean market with the expectation that we would be participating in a growing market but this growth did not occur as expected, and from 1998 until 2002, consumption decreased more than 3% on a per capita basis. However, consumption has increased since then, and it was approximately 15% higher in 2005, on per capita basis, than it was in 2002.
     Since the entry of the Chilean brewer CCU to the Argentine market, our presence in Chile has taken on a strategic significance, since we are both competing in each other’s principal market. The following table illustrates beer consumption in Chile for the years 2003 to 2005:
Beer Consumption in Chile

Hectoliters in Thousands
2003	4,181
2004	4,233
2005	4,755
Source: Management estimates.
Note: Includes both domestically brewed and imported beer.
Sales
     During 2005 total beer volume sales were 550,000 hectoliters, a 45% increase compared to the previous year. This increase was the result of a good performance by the Company’s established local brands, Becker and Báltica, and also of the introduction of the Brahma brand in September 2005. Market share has increased to 15.6% in December (13.1% for the full year), according to Nielsen, which is 4 percentage points higher than it was a year earlier. Thus, the Brahma brand achieved a market share of 4%, according to Nielsen, while the rest of the portfolio held its ground and maintained its share. Market share for the full year was 11.6%.
Net sales were US$35.6, compared to US$23.0 million in 2004, principally as a result of the increase in volumes. Average pricing increased 7%, although this was due to an appreciation of the Chilean peso relative to the dollar rather than to nominal price increases. Because of our position in the market, we do not tend to be price setters, but rather follow the market leader.
     Starting in 2003, we redesigned our business model to adjust for the loss of the Heineken brand. We adapted our cost structure to new volume levels and transferred administrative and other service functions such as Finance, Human Resources and IT to Argentina. During 2005, and principally to prepare for the launching of the Brahma brand, we completely overhauled our sales and distribution system. This involved, among other things: (i) extending our direct sales operation to an area (Talca) previously covered by our sole distributor; (ii) increasing our salesforce by 24%; (iii) introducing a new management structure, with different managers having specific responsabilities for the on-premise, supermarket, wholesaler and off-premise segments, and each managing their own salesforce for that purpose; (iv) introducing state-of-the-art sales management tools, developed within Quinsa. These tools allow for a more direct and efficient way to measure quantitative and qualitative execution at the point of sale.
     Our direct sales account for 83% of total sales, and are conducted from our brewery in Santiago and from eight distribution centers across the country.Indirect sales are conducted through a single distributor that covers the northernmost and southernmost areas of the country, by means of seven warehouses. Whereas previously our distributor loaded our products at our distribution centers, in 2005 we started delivering to their own warehouses. We also renegotiated margins and transportation costs, and that has helped us capture a more balanced portion of the margin pool. In order to improve our distributor’s execution at the point of sale, we have also employed salespeople who actually sell for our distributor in some of the regions it covers.
     We cover approximately 11,000 points of sale in Chile. Of our total sales in this country, 15% occurred in the on-premise segment, 37% were to the supermarket channel and the remaining off-premise segment accounted for 48% of our sales.
     The leading format in the Chilean beer market is the 1-liter returnable bottle, which accounts for approximately 59% of total volume, while returnable formats as a whole represent 72% of the total market volume. Non-returnable formats represent 28% of the Chilean beer market with cans accounting for the largest presentation of this kind. Kegs represent 6% of the market, according to management estimates.
     The following table presents our domestic beer sales volume and market share in Chile from 2003 to 2005, and net sales for 2004 and 2005:
Quinsa ´s Domestic Beer Sales Volume, Market Share and Net Sales in Chile

	2003		2004	2005
Sales volume (hectoliters in thousands)	418		379	550
Market share	11.1	(*)	11.4%	13.1%
Net sales (in US$ millions)			23.0	35.6
Source of market share information: Nielsen Chile
(*) Excluding sales of the Heineken brand, which we discontinued in June 2003
Geographic Coverage and Brands
     Our brands are sold throughout Chile. In 2003, we sold two local brands, Becker and Báltica, and Heineken, that was brewed locally under license. Pursuant to its rights under the Memorandum of Agreement, Heineken delivered a notice to us terminating the trademark license, under which Quinsa produced, marketed and distributed the Heineken brand, as of June 2003. See “Item 4. Information on the Company —History and Development—Recent Events—Settlement with Heineken.” Since then, we worked on reorganizing the portfolio by eliminating non-profitable SKUs. Focused attention on the repositioning of our remaining portfolio allowed for an 11.1% increase in our volumes that same year, excluding the loss of the Heineken brand.
     In September 2005 we launched Brahma, brewed locally, as a mainstream brand. This completed our portfolio which already included Becker, also a mainstream brand, Báltica, a low-priced brand, and Paceña, imported from Bolivia and sold primarily in the on-premise segment and in supermarkets.
Brewing Capacity
     We operate one brewery in Chile, which is located north of Santiago. The plant currently has a capacity of approximately 0.76 million hectoliters, and can be increased to approximately 0.82 million hectoliters by simply altering certain processes, at no additional cost.
Distribution
     In Chile, our sales are primarily direct to supermarkets and other retailers in the on- and off-premise segment. Direct sales account for 83% of our total volume sold, and we use independent transportation services to deliver these sales. We also sell to one distributor, which accounts for 17% of our sales. We distribute our products to the metropolitan Santiago area from our brewery outside of Santiago and from our distribution centers in La Serena, Viña del Mar, Talca, Chillan, Concepción, Los Angeles and Temuco for all other regions in the country.
Paraguay
     According to CCR, we are the largest beer producer in Paraguay, a country of approximately 6 million people. As a result of the AmBev agreement, in December 2003, Cervecería Paraguaya and CCBP merged after receiving final approval from the Paraguayan regulatory authorities. As a result of this corporate reorganization, as of December 31, 2003, Quinsa held an indirect 85.80% interest in Cervecería Paraguaya S.A. In November 2004, Quinsa increased its interest in this company to 87.36%. We also conduct glass bottle manufacturing operations through FPV, in which QI(B) indirectly controls a 99.71% ownership interest. Towards the end of 2004 our Board of Directors approved an investment of approximately US$10 million in a new 100 ton/day glass bottle factory for FPV. This was completed on schedule and within budget, and the plant is finalizing its testing period. Once fully operational, it will have the potential to supply up to 25% of Quinsa’s regional needs.
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
     During 2003, the Paraguayan economy recovered from a recession and gross domestic product increased 2.3% while the inflation rate amounted to 9%. Although this recovery gained pace as the year progressed, the beer market still saw a decline of 6%. The recovery continued in 2004, to the extent that Quinsa’s volumes increased approximately 14%, compared to 2003. 2005 marked the third positive year in a row for the economy, with growth reaching 2.7% and the Company’s volumes increasing 11%. We believe our volume increase was the result of economic growth, a relatively stable exchange rate, as well as our conservative price policy. In fact, price increases were principally related to the repositioning of brands within the Quinsa portfolio and local inflation. Imported beer accounted for less than 1% of the market in 2005, according to CCR. We believe that an important competitive advantage for us is our status as a local brewer.
     The following table illustrates the total hectoliters of beer consumed in Paraguay for the years 2003 to 2005:
Beer Consumption in Paraguay

Hectoliters in Thousands
2003	1,737
2004	1,928
2005	2,125
Source: Management estimates.
Sales
     We cover 48,500 points of sale in Paraguay. The on-premise segment represented 20% of our sales in 2005, while sales to supermarkets accounted for approximately 2% of our sales. The remaining 79.7% of our sales occurred in the other off-premise segments. Returnable formats accounted for approximately 84.9% of our sales, with the one-liter bottle accounting for 75.3% of sales. Cans accounted for 13.0% of our sales.
     Domestic sales volumes increased 11% to 2,040,000 hectoliters in 2005 as a result of an improved economic climate and our adherence to a conservative price policy. Our market share in 2005 was 96.0%
     Net revenues in 2005 increased 20% to US$108.5 million, principally as a result of higher volume sales, and improvements in the value chain. Furthermore, selective price increases introduced to keep pace with inflation, in the context of a relatively stable exchange rate, led to an average price increase of approximately 8% in dollar terms.
     The following table presents our domestic beer sales volume and market share for each of 2003 through 2005, and net sales for 2004 and 2005:
Quinsa’s Domestic Beer Sales Volume, Market Share and Net Sales in Paraguay

	2003	2004	2005
Sales volume (hectoliters in thousands)	1,614	1,836	2,040
Market share	94.3%	95.2%	96.0%
Net sales (in US$ millions)		90.6	108.5
Source of market share information: CCR/IRI

Geographic Coverage and Brands
     In 2005 we produced and distributed six brands which were sold throughout Paraguay. Our largest brand in terms of sales during 2005, and the leading brand in Paraguay, is Brahma with an estimated market share of 47.3%. Pilsen, our traditional local brand, is now the second largest with a market share of 33.6% according to CCR.
     The other brands we sell are: Dorada, which is aimed at the urban markets of the country’s interior; Baviera, which is positioned as a premium beer; Ouro Fino and Quilmes.
Brewing Capacity
     We own one brewery in Paraguay, located in Ypané. In addition to this, and as part of our strategic relationship, in January 2003 AmBev contributed the small brewery where it had been producing its Brahma and Ouro Fino brands to us. During April 2003, we closed this brewery and we transferred production of AmBev’s two brands to our Ypané brewery.
     We made investments at our Ypané brewery which doubled the original capacity of the brewery to 2.0 million hectoliters in 2001. Successive capacity expansions have led to its current technical capacity of 2.4 million hectoliters. During 2005, we produced our six brands at Ypané, which produced at an average utilization rate of 84% for the year.
Distribution
     We distribute our beer from the Ypané plant as well as from four distribution centers. We extended our direct sales operation during 2005, so that it accounted for 48% of total sales, compared to 44% the previous year. Through our direct sales we reach 23,300 points of sale. The balance of our sales is conducted through 82 distributors that cover approximately 25,200 points of sale.
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
     The Argentinean economic crisis hurt Uruguay’s economy, and consequently, beer market volumes in Uruguay declined by 10% to 466,000 hectoliters in 2003. However, improvements in Uruguay’s economy resulted in a significant increase in market volumes during both of 2004 and 2005. The following table shows the consumption of beer in Uruguay from 2003 to 2005:

Beer Consumption in Uruguay

Hectoliters in Thousands
2003	466
2004	596
2005	692
Source: Company estimates.
Note: Includes domestically brewed and imported beer.
Sales
     We reach over 29,000 points of sale in Uruguay, by means of means of our own salesforce and also through our third-party distribution network. Returnable formats accounted for approximately 97% of our sales in 2005, of which 89% consisted of the one-liter bottle. Cans represented approximately 1% of total beer sales. In terms of breakdown by sales channel, on-premise consumption accounted for 32% of our sales, while supermarkets and other off-premise sales channels accounted for 10% and 58%, respectively.
     The company has followed a conservative price policy over the past three years, to the extent that the retail price of our flagship brand in Uruguay, Pilsen, had not increased since the end of 2002 until May 2006, when we increased prices to make up for what we anticipate will be the inflation rate for the year. This strategy has resulted in remarkable growth for the beer market, particularly in the context of a healthy economy. Our own domestic beer volume sales have consistently been posting solid growth, having increased 31% in 2004 and a further 15% in 2005.
     Despite our conservative price policy, average prices increased 20% for the period, as a consequence of an appreciation of the peso, improvements in the margin pool and a better brand mix. Net revenues increased to U$S37.7 million compared to U$S27.3 last year, mainly due to the increase in prices and volumes. The following table provides information regarding our beer sales volume and market share in Uruguay for the years 2003 to 2005, and net sales for 2004 and 2005:
Quinsa’s Beer Sales Volume, Market Share and Net Sales in Uruguay

	2003	2004	2005
Domestic Sales volume (hectoliters in thousands)	444	584	673
Market share	98.5%	98.0%	97.2%
Exports (hectoliters in thousands)	1	9	10
Net sales (in US$ millions) (1)		27.3	37.7

(1)	Includes exports.
Source of market share information: A.C. Nielsen
Geographic Coverage and Brands
     Our beer brands accounted for 97.2% of all beer sold in Uruguay in 2005. Our Pilsen brand is the leading national brand and accounted for 67.3% of our sales in Uruguay. Our beer is sold in all regions of Uruguay, with approximately 55% of our sales made in the metropolitan area of Montevideo, which accounts for 1.6 million of Uruguay’s total population. We serve this market with four domestic brands and four imported brands. Pilsen is positioned as a standard beer; it is strong in all regions of the country, but particularly so in the interior. Since February 2003, as a result of our strategic relationship with AmBev, we have sold AmBev’s former brands, Norteña and Patricia. We also sell Zillertal, which we re-launched in 2005 and is our premium brand in this market. In order to make our portfolio more efficient we eliminated some SKUs and we no longer produce our brand Doble Uruguaya, which had been targeted to traditional beer consumers. In the import segment of the market, we offer the Quilmes, Iguana, Stella Artois and Liberty brands. Until 2003, we also imported the Heineken brand, but pursuant to its rights under the Memorandum of Agreement between Heineken and Quinsa, Heineken delivered a notice to us terminating the trademark license as of June 2003. See “Item 4. Information on the Company—History and Development—Recent Events—Settlement with Heineken.” Therefore, we have discontinued the sale of Heineken in Uruguay.
Brewing Capacity
     We operate two breweries in Uruguay. One brewery is located in Montevideo, while the second brewery, acquired as part of the AmBev deal, is located in Minas. As part of our strategic relationship

AmBev has contributed to us the beer businesses of Salus and Cympay, each of which included a brewery. The Salus brewery had been producing AmBev’s Patricia brand and the Cympay brewery had been producing its Norteña brand. During April 2003, the Cympay brewery was closed and we transferred production of the Norteña brand to our plant in Montevideo. During 2005, our beer business increased its production capacity by switching to a high gravity fermentation process. We also installed the first canning line in the country in our Minas brewery. The line was imported from our business in Bolivia. Prior to this investment, cans were filled in Argentina and imported.

	Installed Capacity
Location of Brewery	(hectoliters in millions)	Region Supplied
Montevideo	0.9	Entire Country
Minas	0.4	Entire Country
Distribution
     As a result of our strategic relationship with AmBev, we combined the distribution systems of both companies in an effort to reduce costs and take advantage of resulting synergies. Approximately 64% of our total sales in Uruguay are indirect through 21 distributors that cover all of Uruguay. A partial exception to this is Montevideo, where four distributors sell only our Patricia brand. Patricia, a former AmBev brand, maintains its former network, i.e. Salus’ distributors, who cover the entire country. Approximately 36% of total sales are conducted directly by our sales force, who cover 8,200 points of sale (including wholesalers and supermarkets), all of them in Montevideo.
SOFT DRINK AND WATER OPERATIONS
     We produce soft drinks and very limited volumes of bottled water in Argentina and Uruguay, which have populations of approximately 38 million and 3.3 million people, respectively. In 2004, the average person in Argentina and Uruguay consumed approximately 117 liters and 78 liters of soft drinks, respectively, according to management estimates.
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
     The synergies resulting from the merger of Baesa have benefited both beer and soft drink operations through cost reductions and through the adoption of more efficient fiscal policies. For example, we consolidated certain distribution centers of CMQ and Baesa that affected the storage and delivery of beer and soft drinks all over the country. In addition, the volume of soft drinks sold through distributors increased due to the integration of the distribution networks of CMQ and Baesa. In October 2002, we further merged our Argentine beer and soft drinks operations, including unifying their administration, so that they ceased to operate as separate businesses. During 2003, as a result of our association with AmBev, we also unified the distribution of their brands with our soft drink and beer brands.
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

During 2005, CMQ incorporated the last remaining PepsiCo® sales region in Argentina it did not already operate. As of the fourth quarter of that year, CMQ controls 100% of the production and sale of PepsiCo® beverages in Argentina.
     In 2000, we began managing our soft drink operations in Argentina and Uruguay as separate businesses. In November 2001, we merged our beer operations in Uruguay (conducted through FNC) with our soft drink operations (conducted by EUSA). This involved closing the soft drink facility owned by EUSA and adapting FNC’s brewery to accommodate the soft drink lines. Upon the merger, EUSA remained the surviving entity. In November 2002, EUSA changed its name to FNC in order to preserve the more recognized initials of FNC. We currently control 100% of the production and sale of PepsiCo® carbonated soft drinks in Uruguay.
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
     Our current mineral water business in Argentina mainly comprises the Eco de los Andes, Nestlé Pure Life and Glaciar brands, which we manage through our 48.8% minority participation in Eco de los Andes S.A. (“Eco”). After the sale of the Glaciar and Villa de los Arroyos bottled water assets to Hecatón, CMQ’s only bottled water sales are those of minor regional brands, including La Moderna and Sierras del Sur. Sales of these minor brands represented less than 1% of CMQ’s total soft drink and water sales during each of the last three years. As a result of the uncertain future performance of the water business, in early 2003 we discontinued the application of the equity method of accounting in connection with our investment in Eco, after its value reduced to zero. In Uruguay our mineral water business consisted of sales of the Villa del Este brand. After three years of declining volumes and due to its lackluster performance relative to our other lines of business, we decided to discontinue sales of water in Uruguay. Water sales represented 20%, 6% and 3% of our total soft drink and water sales in the country for 2002, 2003 and 2004, respectively. During 2005 we sold no bottled water in Uruguay.
Sales
     In 2005, net sales in Argentina for soft drinks (including water, juices and isotonic beverages under the Gatorade brand) amounted to US$227.5 million, or 23.8% of our consolidates sales, compared to sales of US$167.9 million, or 21.9% of our consolidated net sales, in 2004. Quinsa’s volumes in that market increased 25% to 8,125,000 hectoliters of soft drinks, isotonics and juices, and 30,000 hectoliters of bottled water during 2005. During 2002, we made the strategic decision not to participate in the B-brand segment of the soft drink market, where profitability is lower, but to focus on the top, A-brand segment. Consequently, although our total market share declined at first to 18.7% in 2004, our share of the A-Brand segment increased to 28.3%. This success was strengthened in 2005, when total market share increased to 19.6% and our share of the A-brand segment increased to 29.5%. Market share growth was achieved as a result of several factors, including strong performance of the Pepsi brand, expanded distribution of the 1.25-liter returnable glass bottle and improved performance of the Company’s distributors in the soft drinks category.
Quinsa’s Soft Drink & Other Beverages Sales Volume, Market Share and Net Sales in Argentina

	2003	2004	2005
Sales volume (hectoliters in thousands)	5,901	6,490	8,155
Market share	19.5%	18.7%	19.6%
Market share “A” brands	26.0%	28.3%	29.5%
Net sales (in US$ millions)		167.9	227.5
Source of market share information: Nielsen Argentina

     In Uruguay, we had net soft drink sales of US$14.3 million, and sold 456,000 hectoliters of soft drinks and water in 2005. This total includes 80,000 hectoliters of the H2Oh! brand exported to Argentina, until production started in that country. Our market share for soft drinks in Uruguay was 15.0% according to A.C. Nielsen. This business has benefited from the introduction of the 1.25-liter glass returnable bottle, which already accounts for 29% of the company ´s sales. During 2005 we imported Gatorade from Argentina, although it represented less than 1% of the company ´s total sales.
Quinsa’s Soft Drink & Other Beverages Sales Volume, Market Share and Net Sales in Uruguay

	2003	2004	2005
Sales volume (hectoliters in thousands)	195	281	456
Market share	10.5%	12.3%	15.0%
Net sales (in US$ millions)		9.4	14.3
Source of market share information: A.C. Nielsen
     In contrast to our beer sales, soft drinks in non-returnable packaging accounted for approximately 81% of our soft drink sales in Argentina and 71% in Uruguay in 2005 (down from 85% and 73%, respectively, in 2004). The growing tendency towards sales of our 1.5 liter, 2 liter and 2.25 liter containers, which accounted for 65% of our total soft drink sales in Argentina and for 44.7% in Uruguay, has stopped since the introduction of the glass returnable bottle in mid-2002. This preference for large format packaging is a result of the unfavorable economic situation in both countries. Consumers increasingly chose the more cost-effective presentations (like the 1.25 liter returnable glass bottle), which is largely responsible for our increase in market share during 2005.
     Terms of Sale. Most of our sales of soft drinks and water are made on credit. Due to the effect of the Argentine economic crisis of 2002 and management’s focus on reducing our working capital, average credit terms for our soft drink sales were reduced from 21 days in December 2002 to 14 days in December 2005. The length and other terms of the credit extended often depend on competitive factors and the strategic importance of the particular outlet.
     Points of Sale. Our soft drink products reach more than 250,000 points of sale in Argentina and 29,000 points of sale in Uruguay. In 2005, supermarkets accounted for approximately 16% of our volume sold in both Argentina and Uruguay.
Geographic Coverage
     At the time of its acquisition by CMQ, EDISA owned bottling facilities in the cities of Tucumán, Rosario and Resistencia in Argentina, and its franchise covered nine Argentine provinces. During 2001 we closed three soft drink bottling facilities located in Rosario, Resistencia and Buenos Aires, in order to reduce costs and eliminate redundancies in our operations. Also during 2001, we incurred different costs through CMQ related to the introduction and further distribution of soft drinks that allowed CMQ to begin commercial activities in the province of Neuquen and certain areas of Rio Negro and La Pampa. Finally, in 2005 we incorporated the last remaining region, in the northwestern part of the country, and we now account for 100% of PepsiCo beverage sales in Argentina. In Uruguay we account for 100% of PepsiCo beverage sales and our franchise covers the whole country.
     We produce soft drinks at four plants in Argentina. The largest is located in Buenos Aires, with a technical production capacity of 10.9 million hectoliters per year and an average utilization rate during 2005 of 48%. The other three plants are strategically located in the north, centre and south of the country. Total production capacity is 16.4 million hectoliters. We also run a separate production facility for the isotonic beverage we sell under the Gatorade brand.
     In Uruguay we produce soft drinks from facilities located in our Montevideo brewery. Installed capacity is 0.6 million hectoliters, and average utilization was 73% during 2005.

Brands
     In Argentina we own exclusive rights to produce, sell and distribute PepsiCo® soft drink products, including Pepsi Cola®, Pepsi Cola Light®, Pepsi Twist®, Pepsi Twist Light®, 7up®, 7up Light®, Mirinda®, Paso de los Toros®, Paso de los Toros Light®, Kasfruit Juice®, Tropicana®, and Gatorade®. In December 2001, we introduced ready-to-drink Tropicana® orange juice and started manufacturing and distributing Gatorade® nationwide, so that we now distribute the three lines of PepsiCo® beverages. During 2002, we launched Pepsi Twist®, and introduced the Gatorade Fierce® line of products. During 2004 we continued to rely on modern and innovative introductions such as a Gatorade Kids® format, 7up Ice® and new flavors for Gatorade Fierce®. In 2005 we introduced 7up Free® to replace 7up Light®, and we launched H2oh!®, a new category consisting of lightly carbonated calorie-free flavored beverage drinks in July. This was originally imported from our subsidiary in Uruguay, until production began in Argentina.
     In Uruguay we own exclusive rights to produce, sell and distribute PepsiCo® soft drink products, including Pepsi Cola®, Pepsi Cola Light®, 7up®, 7up Light®, Mirinda®, Paso de los Toros®, Paso de los Toros Light®, Teem® and Gatorade®.
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
Beer Volume Sales by Quarter as a Percentage of Total Annual Sales

	1st Quarter			2nd Quarter			3rd Quarter			4th Quarter
	2003	2004	2005	2003	2004	2005	2003	2004	2005	2003	2004	2005
Argentina	28%	30%	30%	18%	18%	18%	20%	20%	20%	34%	32%	32%
Bolivia	22%	23%	23%	21%	20%	21%	25%	26%	26%	30%	31%	30%
Chile	34%	28%	23%	20%	18%	17%	18%	21%	21%	28%	33%	39%
Paraguay	24%	29%	29%	21%	18%	19%	19%	20%	21%	34%	33%	31%
Uruguay	23%	27%	30%	15%	15%	13%	17%	18%	17%	46%	40%	40%
Soft Drink Volume Sales by Quarter as a Percentage of Total Annual Sales

	1st Quarter			2nd Quarter			3rd Quarter			4th Quarter
	2003	2004	2005	2003	2004	2005	2003	2004	2005	2003	2004	2005
Argentina	27%	25%	25%	20%	20%	19%	22%	23%	22%	31%	32%	34%
Uruguay	24%	26%	22%	17%	20%	21%	18%	22%	22%	42%	32%	35%
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

     We develop, produce and market out of our own farms in Argentina barley strains that we use in our beer operations in Argentina and occasionally in Uruguay. This allows us to exercise a significant degree of control over the quality of our beer. The barley strains we develop and patent account for substantially all of the barley grown in Argentina. We develop the strains of barley on an experimental farm located in Tres Arroyos, 500 kilometers southeast of Buenos Aires.
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
     We use either corn grits or rice in our beer production, depending on market prices, and purchase these products locally in each of our countries of operation, except for our Chilean operation which purchases corn grits in Argentina.
     We obtain our water requirements from wells located at each of our breweries in the southern cone markets or from public utilities. We monitor the quality, taste and composition of the water we use and treat it to remove impurities and to comply with internal quality standards as well as all applicable regulations. We do not expect any shortage in our current water supply.
     Due to the economic situation in Argentina, towards the end of 2001 we began to purchase most of the raw materials that we had previously imported from local suppliers, for our Argentine business. Although we have not yet experienced any supply problems, if economic conditions worsen, even our local suppliers of raw materials may have difficulty providing such materials in the future. Furthermore, since all commodities are pegged to international prices, their prices are necessarily volatile and any devaluation of the currencies of the countries in which we operate could impact our direct costs associated with the purchase of these raw materials.
     We purchase most of our requirements for bottles in Argentina from local suppliers and from our subsidiary FPV in Paraguay. During 2004 we also purchased some bottles from Brazilian suppliers because of production bottlenecks in Argentina. In Chile we purchase our bottles from local suppliers, while in Bolivia, Uruguay and Paraguay, we purchase our bottles from FPV and occasionally from suppliers in Brazil and Argentina. We purchase locally most of our aluminum can and can-end requirements for our operations in Argentina. CBN absorbed a former subsidiary, Envases de Aluminio Boliviano S.R.L (“Enalbo”). It produces all of the aluminum can requirements for our breweries in Bolivia. We purchase aluminum cans locally for our requirements in Chile, and we usually import aluminum cans from Argentina to satisfy our requirements in Paraguay and Uruguay.
     We purchase all of our labels locally and from Argentina for our requirements in Argentina, Bolivia, Uruguay and Chile. We import labels from Argentina and Brazil for our requirements in Paraguay. We purchase crown tops locally and a small portion is imported from Brazil for our requirements in Argentina, Bolivia, Chile, Paraguay and Uruguay, and from Germany for our Chilean operation.
     All our subsidiaries source the energy they need locally. The energy used is either electric or natural gas. In Chile the supply of natural gas is contracted locally, although its origin is Argentina since Chile produces no natural gas of its own. Due to lack of investments, the production of natural gas in Argentina has not kept pace with demand, and there have been shortages. This has affected our operations in Argentina and in Chile. As all of our plants have been adapted to run on natural gas or substitutes, these shortages have not caused interruptions to our production. Alternative sources of fuel are, however, significantly more costly than natural gas. We have, together with many other private firms in Argentina, secured financing for the construction of a new gas pipeline in order to secure our supply of natural gas. This investment should be ready by 2008.

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
     During 2002, we introduced a returnable 1.25 liter glass bottle in the Argentine market. We purchase these bottles locally. We also purchase our 12-ounce bottles for the on-premise segment locally and from our Paraguayan subsidiary, FPV. None of the raw materials or supplies that we use is currently in short supply. In the past five years, we have experienced no material difficulties in obtaining adequate supplies of necessary materials and expect that we will be able to continue doing so, although we may experience shortages of some of these materials in the future due to factors beyond our control. We do not believe that we are dependent on any one supplier for a material portion of any of our raw materials with the exception of the concentrate we purchase from PepsiCo. See “Item 4. Information on the Company —Material Licenses and Contracts—Relationship with PepsiCo” below. If necessary, we could satisfy our raw material requirements, other than the concentrate used to make PepsiCo® soft drinks, from alternative suppliers.
MARKETING IN THE SOUTHERN CONE MARKETS
Marketing—Beer
Product Presentations
     We sell 31 different brands of beer in as many as 35 different presentations through all major channels of distribution throughout all of our markets. The vast majority of our beer sales in the southern cone markets are made in glass containers of various sizes. Our most important packaging is the one-liter returnable bottle, which represented more than 91% of our total beer sales volume in Argentina in 2005, 75% in Paraguay, 89% in Uruguay, 50% in Chile and 92% in Bolivia. This reflects the price advantage of the one-liter returnable packaging as well as traditional consumer preferences. Even though we have launched different non-returnable formats over time, the economic situation in most of our markets has led us to focus on returnable packaging. In 2005, aluminum can sales accounted for about 2% of our total sales volume in Argentina. Elsewhere, our volume of aluminum cans sold represented 5% of total sales in Bolivia, 17% in Chile, 13% in Paraguay and 1% in Uruguay. In Chile and Paraguay, aluminum can sales increased significantly once local production began in late 1999. We sell kegs of different sizes in all of our markets.
     We believe we have led packaging innovation in our markets over the years. In 2000, we launched 0.5 liter glass and PET non-returnable bottles under the Quilmes brand, the latter of which was the first to be introduced in the Argentine market. We also introduced a one-liter non-returnable bottle for the Iguana brands in Argentina. In Uruguay, we introduced Pilsen in 0.5 liter non-returnable bottles. In Chile, we produce Becker and Báltica beer in a range of locally- produced returnable and non-returnable bottle presentations with twist-off tops. In 2001, we launched a special Quilmes bottle of approximately one quarter of a liter, with a sleeve decorated based on various themes, a limited edition 5 liter keg, a variety of new designs on our Quilmes cans and a “shaped can” for the Quilmes Cristal brand. In 2002, we introduced a new one-liter returnable bottle for our Becker brand in Chile. During 2003, we introduced a 330cc non-returnable bottle for our Huari brand in Bolivia, while in Uruguay we introduced a 960cc bottle for Norteña. We also introduced the first and only PET bottle for beer in Argentina, and in 2005 and 2006 we introduced aluminum bottles, on a limited basis, in Argentina, Paraguay, Uruguay and Bolivia. We periodically introduce new packaging options in all of our markets, including shaped bottles, sleeve-wrapped bottles, and limited edition cans and bottles.
Advertising and Promotional Activity
     We invest in advertising and promotional activities to support the launch of new brands and packaging formats as well as to maintain the visibility of our other national and regional brands. We advertise and promote our beer primarily through television and radio campaigns and, to a lesser extent, through other media such as newspapers and magazines with large circulations, and billboards in strategic locations including stadiums and major intersections. Our 2005 summer television campaign in Argentina, for example, was extremely well-received and has already won several advertising awards. We also use sponsorship of popular and highly publicized sports and other recreational events as well as sponsorship of individual sports teams as a means of advertising and marketing our products.
     During 2003 and 2004, we organized the “Quilmes Rock Festival”, which was attended by more than 80 rock bands and more than 100,000 people. During 2005 we continued strengthening our brand portfolio, providing advertising support for all our brands. We introduced a campaign to support the introduction of our Stella Artois premium brand. In line with its target market, Stella Artois also sponsored the exclusive and world-renowned Open Polo Tournament in Buenos Aires. Our brands also sponsor several soccer teams in different countries, and also the national squads of Argentina and Paraguay, both of which will be participating in the 2006 World Cup, an event that is held every four years and is followed by hundreds of millions of viewers across the world. During 2005 we also invested heavily to support the introduction of the Brahma brand in Chile. Thus, while total advertising and promotion expense was between 5% and 10% of sales for all of our beer businesses during 2005, it was significantly higher in Chile.
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
Pricing
     There is no regulation of wholesale or retail beer prices in our countries of operation. However, inflation has been a source of concern for the Argentine government during 2005. While the Argentine government has not actually imposed formal price regulations, in practical terms the prices of consumer goods in Argentina are virtually frozen because the government is not authorizing any price increases. This is particularly true for the prices of products that are included in the consumer price index, such as beer and soft drinks. We can give no assurances that price controls of some sort will not be introduced in the future, should inflation continue unabated. Should that happen, our margins will decline in the event that any of our costs increase. Aside from this situation, in pricing our products, we consider many factors, which vary in individual importance from time to time. These factors include general economic conditions, the success and profitability of our various product presentations, the prices of our competitors’ products, the prices of substitute products such as wine and soft drinks, the effects of inflation and taxes as well as the level of costs.

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
     In order to reduce costs associated with one of our major raw materials used to produce plastic bottles for our soft drinks, and to make our products more affordable, we introduced the 1.25 liter returnable glass bottle in mid 2002, after meeting with initial success during trials in selected locations during the second half of 2001. This format has met with continued success, and during 2005, it accounted for approximately 19% of our sales in Argentina and 28% of our sales in Uruguay.
Advertising and Marketing Activity
     During 2005, we continued to focus on promoting our leading brands through marketing campaigns, new product launches and packaging innovations. We also conducted periodic promotions for our brands, including large bottle-top promotions (prizes offered on the inside of the bottle-top). We also organized the Pepsi Music festival in Buenos Aires, a series of rock festivals lasting several days that attracted huge audiences.
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
     We face competition from Warsteiner Brauerei Hans Cramer GmbH & Co. (“Warsteiner”), a large German brewer that serves the Argentine market from its 1.4 million hectoliter brewery at Zárate, also near Buenos Aires. We also compete with CCU of Chile, which acquired the regional Argentine breweries Compañía Industrial Cervecería Salta S.A., Cervecería Santa Fé S.A. and Cervecería Córdoba S.A. CCU’s share of the Chilean beer market in 2005 was approximately 88%. CCU of Argentina entered into a brewing arrangement with Anheuser-Busch Companies, Inc. (“Anheuser-Busch”), the world’s largest brewer, to produce, market and distribute Anheuser-Busch’s Budweiser brand in Argentina. CCU Argentina also distributes the brands produced by CCU’s Argentine breweries, which have an installed capacity of 3.1 million hectoliters in Argentina.

     After the termination of our relationship with Heineken, on January 14, 2003, Heineken announced that it would acquire a 50% stake in IRSA which owns 62% of CCU. As part of its purchase of the 50% stake in IRSA, Heineken transferred the licensing agreements to produce the Heineken brand in Chile and Argentina to CCU. Therefore, we have begun to compete with Heineken, which is being produced and sold by CCU, in the Chilean and Argentine markets.
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
     In Argentina, we have met the challenge of increased competition by giving our sales force greater autonomy to make sales decisions more quickly in response to location-specific needs. According to Nielsen Argentina, as a consequence of the integration of AmBev’s portfolio, our market share of the Argentine beer market in 2003 was 80%, compared with 64.5% in 2002. See “Item 4. Information on the Company —History and Development—Recent Events—Relationship with AmBev.” Our share of the Argentine beer market was 79.1% in 2004 and 78.6% in 2005, according to Nielsen. However, we cannot guarantee that the economic situation in Argentina or other factors such as aggressive action by our competitors will not cause us to lose market share in our most important market.
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
     In Paraguay and Uruguay, our main competitor until 2003 was AmBev. Our strategic relationship with AmBev gives us a combined market share of 96.0% in Paraguay, according to CCR, and 97.2% in Uruguay, based on management estimates.
Competition—Soft Drinks
     The soft drink industry is highly competitive. In Argentina, our main competitors are local bottlers of Coca-Cola® brands and bottlers of second-tier brands (“B-brands”). In recent years, B-brands had substantially increased their presence in our core markets. These actions eroded our market share in the Buenos Aires metropolitan area, the main region in Argentina, from approximately 27.0% in 2000 to approximately 20.2% in 2004. However, our share of the A-brand segment in that region remains high, at 31.8%, according to Nielsen. In 2005, our market share in Uruguay was 14.8%, compared to 12.3% in 2004 and 9.8% in 2003. We have responded to competition in our soft drink markets through marketing and promotions in diverse segments.
     B-brands have historically competed based on their price. During 2003, improved economic conditions allowed B-brand producers to stabilize what had been a declining market share, and in December 2004 they accounted for approximately 28.4% of the market. We made a strategic decision in 2002 not to participate in the B-brand segment of the market, where profitability is lower, focusing instead on the top, A-Brand segment. For the large formats, which is where B-brands compete, B-brands sold on average at a 56% discount to our prices, according to Nielsen.
     In Uruguay, our main competitor is also the local bottler of Coca-Cola® brands. Bottlers of local, second-tier brands also compete with us, and accounted for approximately 30% of the market, according to Nielsen.
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
     Heineken accounted for less than 2% of our sales in Argentina and approximately 22% of our sales in Chile. As a result, the loss of sales from Heineken did not have a significant impact on our overall results in 2003. In Chile, although total volumes decreased 9% for the year this was due to the loss of the Heineken brand. In fact, the rest of our portfolio was stable during 2004, compared to the previous year. This was achieved by defining a new role for Becker and focusing marketing actions on that brand.
     The termination of these agreements paved the way for Heineken to compete with us directly. In 2003, Heineken acquired a 50% stake in CCU’s holding company and entered into licensing arrangements to permit the subsidiary to manufacture and sell Heineken beer in Chile. We expect that this alliance with Heineken will create a more competitive environment in the southern cone markets. In 2003, our results of operations were not materially impacted by these developments, while in 2004 our operating loss actually declined to US$0.2 million. We cannot assure you that future operations will not be adversely affected by these developments.
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
     In Chile, the drinking age is 18 years. The advertising of alcoholic beverages is regulated. Thus, it should not contain messages, nor be shown at times (i.e. before 10:00 pm) which are specially targeted at the underage population. Advertising should not stimulate excessive nor irresponsible consumption, nor should it induce drinking where illegal, dangerous or improper. Minors cannot be used in beer advertisements (audio, video, print or otherwise). People appearing in adverisements must be, and appear to be, over-age. A license is required to sell alcoholic beverages in Chile, and the total number of these licenses is fixed.
     The drinking age is 18 years in Bolivia, and there are no restrictions in terms of advertising in that country, other than our own self-imposed code.
     In Paraguay the drinking age is 20. Advertising for alcoholic beverages is subject to regulations that include a limitation on the times of day advertisements can be aired (after 8:00 pm on television and after 1:00 pm on radio), maximum duration, and an obligation to include a warning against excessive consumption, among others.
     In Uruguay the drinking age is 18, and there are no restrictions in terms of advertising in that country, other than our own self-imposed code. The sale of alcoholic beverages is banned between midnight and 6:00 am at convenience stores located in gas stations.
Pricing Controls, Excise Taxes and Import Tariffs
     There are no formal government price controls on the wholesale or retail prices of beer, soft drinks and water in our countries of operation. However, inflation has been a source of concern for the Argentine government during 2005. While the Argentine government has not actually imposed formal price regulations, in practical terms the prices of consumer goods in Argentina are virtually frozen because the government is not authorizing any price increases. This is particularly true for the prices of products that are included in the consumer price index, such as beer and soft drinks. Should the Company not be able to increase its prices, margins and profitability could be negatively and materially affected. This is particularly so in an inflationary environment, as the cost of raw materials and labor tend to increase.
     Sales of our products are subject to a variety of excise and value added taxes that are generally passed on to consumers.
     In Argentina, these include a Value Added Tax of 21%, an excise tax of 8.7% (which can be reduced to 4.17% for some products) and a provincial turnover tax that averaged 2.7% for the beer business and 1.4% for the soft drinks business during 2005.
     During 2003, the Bolivian government increased the excise tax on beer by 0.6%. In 2004 this tax was further increased by 3.2%. This is a fixed amount calculated on a per hectoliter basis and adjusted on an annual basis to account for changes in the rate of exchange for the dollar. We also pay a tax on commercial transactions, equal to 0.3% of sales.
     In Chile the Value Added Tax is 19%, and we pay an additional tax on alcoholic beverages at a rate of 15%, calculated on the selling price of our products.
     In Paraguay we pay a Value Added Tax at a rate of 10% and excise taxes at a rate of 8%. These rates have remained unchanged for the past few years. The corporate tax rate on earnings was reduced from 30% to 20% for 2005, and further to 10% for 2006. Starting in 2006, dividends will be taxed at a rate of 5%.
     In Uruguay, Value Added Tax is 23%, and we pay an additional tax levied on sales at a rate of 3% (“Cofis”, aimed at financing the social security system). Excise taxes are charged as a fixed rate per hectoliter. Together with municipal rates, the amount paid in 2005 was approximately equal to 30% of revenues.
     Any increase in the taxes described may have an adverse effect on the consumption of our products and, to the extent we are not able to pass on such taxes to consumers, may have a material adverse effect on our financial condition and results of operations.
     Our imports and sales of beer and soft drink products and ingredients across the borders of our countries of operation are subject to customs tariffs and duties. In 2005, we paid US$4.2 million in such charges on a consolidated basis, compared to US$3.1 million in 2004.
Environmental Regulation; Occupational Safety and Quality Control.
     Our operations are subject to national and local environmental laws and regulations in each of the southern cone countries. The level of environmental regulation and enforcement of such regulations is increasing in each of our markets. All of our business units comply with the environmental regulations of their respective jurisdiction in all material respects, so incremental investments in this area are expected to be marginal. However, we cannot guarantee that there will not be significant changes in the regulatory environment. During 2004 and 2005, our investments in this area were not material, accounting for no more than 1% of our capital expenditures. Management expects this percentage to increase to approximately 1.5% and 2.5% during 2006 and 2007, respectively. This increase is related to the upgrading of existing, and the building of new, effluent treatment facilities, principally in Argentina.
     In addition to efforts to comply with environmental regulation, we improved quality control systems in our plants and distribution centers as well as occupational safety measures in Argentina. We intend to continue to focus on these areas in the future.
ORGANIZATIONAL STRUCTURE
     We are a Luxembourg holding company that operates through our subsidiaries, principally QI(B), in which we hold an 92.95% interest. QI(B) has direct and indirect holdings in our various operating subsidiaries in Argentina, Bolivia, Chile, Paraguay and Uruguay. These holdings range from 99.70% and 100% in CMQ and in our Chilean subsidiary, Cervecería Chile, respectively, to as low as 57.97% in Colosas S.A., one of our Paraguayan subsidiaries. QI(B) owns a 48.82% interest in Eco de los Andes, a company that produces mineral water in Argentina. See Note 31 to our Consolidated Financial Statements.
     We conduct our operations through various subsidiaries in which, in certain cases, minority shareholders hold significant interests. Most notably, Heineken held 15% of the capital stock of our principal subsidiary, QI(B) until January 13, 2003. Heineken’s former stake was acquired by AmBev and BAC. Subsequently, Quinsa contributed the assets it received from AmBev as a result of our strategic alliance to QI(B). Therefore Quinsa at the time owned 87.63% of QI(B), while AmBev owned an indirect 7.05% and BAC owned 5.32%. During 2005, Quinsa acquired BAC’s interest in QI(B) for approximately US$114 million. As a result, we now own 92.95% of QI(B).

     The following chart shows our corporate structure and our ownership interest in our principal operating subsidiaries in Argentina, Bolivia, Chile, Paraguay and Uruguay as of June 15, 2006 (See also Note 31 to our Consolidated Financial Statements):

*	QI(B) holds its interest in Cervecería Chile directly and through wholly-owned U.S. and Chilean non-operating subsidiaries.

**	The ownership interest information provided above corresponds to voting control.

***	We are currently in the process of merging Cervecería y Maltería Quilmes and CCBA.
PROPERTY, PLANT AND EQUIPMENT
Property
     Our properties consist primarily of brewing, malting, bottling, distribution and office facilities in Argentina, Bolivia, Chile, Paraguay and Uruguay. There are no major encumbrances on our properties and we have no major leased properties. Set forth below by country and type of facility is certain information, as of December 31, 2005, regarding our principal production facilities, all of which we own. To the best of our knowledge, there are no existing environmental issues affecting our use of these facilities.

		Technical Capacity	Average Utilized
Type of Facility	Location	(hectoliters in thousands)	Capacity (1)
Brewery	Quilmes—Argentina	5.7	64%
Brewery	Zárate—Argentina	4.4	74%
Brewery	Luján—Argentina	2.9	42%
Brewery	Mendoza—Argentina	2.3	61%
Brewery	Corrientes—Argentina	1.7	93%
Beer Bottling Facility	Tucumán—Argentina	1.2	80%
Malting Plant	Tres Arroyos—Argentina	(2) 123,000	90%
Malting Plant	Llavallol—Argentina (3)	(2) 23,000	104%
Brewery	La Paz—Bolivia	1.2	74%
Brewery	Taquiña—Bolivia	0.6	56%
Brewery	Santa Cruz—Bolivia	0.8	91%
Brewery	Huari—Bolivia	0.3	92%
Brewery	Tarija—Bolivia	0.04	91%
Brewery	Santiago—Chile	0.8	72%
Brewery	Ypané—Paraguay	2.4	84%
Brewery	Montevideo—Uruguay	0.9	54%
Brewery	Minas—Uruguay	0.4	53%
Soft Drinks	Montevideo—Uruguay	0.6	73%
Soft Drinks	Buenos Aires South—Argentina	10.9	48%
Juices	Buenos Aires South—Argentina	0.4	10%
Isotonics(4)	Montegrande—Argentina	0.5	40%
Soft Drinks	Córdoba—Argentina	2.1	55%
Soft Drinks	Tucumán—Argentina	2.4	56%
Soft Drinks	Trelew—Argentina	0.6	37%
Glass Bottles	Ypané-- Paraguay	100tn/day	n/a – (start-up)

(1)	Demand for our products is subject to marked seasonal fluctuations. Consequently, the utilized capacity of our production facilities during peak months may be considerably higher than the averages shown above. In addition, average utilized capacity does not necessarily reflect capacity utilization for any particular presentation.

(2)	Measured in tons. Capacity at the Tres Arroyos malting plant was expanded to 190,000 tons during 2006.

(3)	As a condition to their approval of our alliance with AmBev, the Argentine antitrust authorities have required us to sell this facility or lease it to third parties for at least 10 years.

(4)	We own only the plant and the equipment at this facility, which we use as a filling line for the Gatorade® brands we produce. We do not own the underlying land, although we are not required to pay any amounts under our lease for use of such land.
Plant Investment/Productivity Gains
     From January 1, 2003, through December 31, 2005, we invested approximately US$163.3 million (excluding expenditures for bottles, crates and acquisitions) to modernize and expand the capacity of existing facilities. In 2006, we intend, business conditions permitting, to spend approximately US$117 million for capital expenditures (including bottles and crates). Capital expenditures in 2005, excluding bottles and crates, were US$92.4 million. These expenditures were related primarily to the expansion of capacity at our malt plant in Tres Arroyos, Argentina, to the installation of perform blowers and single-serve bottling lines for soft drinks in Argentina and to the building of a new glass-bottle production plant in Paraguay. Other than these expenditures, there were no significant investments to expand capacity. See “—Capital Expenditures” below. After the completion of our strategic relationship with AmBev, we closed AmBev’s brewery in Paraguay and one of their plants in Uruguay. In addition, as a condition to their approval of our alliance with AmBev, the Argentine regulatory authorities have required us to sell AmBev’s brewery in Argentina. Management expects this brewery to be sold during 2006.
     Increased brewing capacity in recent years has allowed us to participate in periods of beer consumption growth. Recent and future increases in capacity should allow us to meet customer demand in the ordinary course although there may continue to be shortages, particularly during the high summer season, when we are constrained by limited capacity. Since our business is seasonal, we typically advance production ahead of the high season and store surplus until it is sold. We have been able to increase productivity in recent years with more technologically advanced facilities. The strength of our cash flow from operations in past years has allowed us to finance capital expenditures with relatively low levels of long term debt. However, given the volatility of the markets we do business in, this may not continue to be the case in the future. Our investments for 2006 include the final stage of our project to double capacity at our Tres Arroyos malting plant in Argentina, the installation of three additional bottling lines in Argentina (two for carbonated soft drinks and one for isotonic beverages) and a capacity expansion in Chile. Management also expects to invest approximately US$8 million in information technology and US$7 million in coolers during 2006.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
INTRODUCTION
     The following Operating and Financial Review and Prospects should be read together with “Item 3. Key Information—Selected Financial Data” and our Consolidated Financial Statements and related notes appearing elsewhere in this annual report. The Consolidated Financial Statements have been prepared in conformity with International Financial Reporting Standards (“IFRS”). Our consolidated financial statements were prepared in accordance with IFRS 1, “First-time adoption of IFRS” since they are the first financial statements the Company has published under these standards. Prior to January 1, 2005, Quinsa’s consolidated financial statements had also been prepared in U.S. dollars but following generally accepted accounting principles used in Luxembourg (“Lux GAAP”). Note 34 to the Consolidated Financial Statements provides a description of the principal differences between IFRS and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of shareholders’ equity as of December 31, 2005 and 2004 and net income (loss) for the years ended December 31, 2005and 2004. The differences involve methods of measuring the amounts shown in the Consolidated Financial Statements as well as additional disclosures required by U.S. GAAP. The reconciliation does not include disclosure of all information that would be required by U.S. GAAP and Regulation S-X of the SEC.
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
Principal differences between IFRS and U.S. GAAP
     We prepare our consolidated financial statements in accordance with IFRS, which differ in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC. Our Consolidated Financial Statements include solely a reconciliation of net income (loss) and shareholders’ equity to U.S. GAAP. Pursuant to Item 17 of Form 20-F, such reconciliation does not include disclosure of all information that would be required by U.S. GAAP and Regulation S-X of the SEC, with the exception of the presentation of the statement of other comprehensive income as required by SFAS No. 130, “Reporting Comprehensive Income.” See Note 34 to our Consolidated Financial Statements for details.
     The principal differences between IFRS and U.S. GAAP, as they relate to us, are summarized as follows:
(a) Valuation of property, plant and equipment
     Under IFRS, the Company applied the provisions contained in IFRS 1 for the revaluation of certain items of property, plant and equipment. Accordingly, a technical revaluation was adopted by the Company as the deemed cost for these items.
     Under US GAAP, no revaluations have been made and historical cost has been used by the Company as its basis of accounting for these items. The US GAAP adjustment to net income represents the difference in depreciation charge for the year.
(b) Inventory valuation
     Under both IFRS and US GAAP, the Company values inventory at the lower of cost or net realizable value. Nevertheless, the outstanding balance of inventories at year-end contains a portion of the depreciation of property, plant and equipment for the year. The value of certain items of property, plant and equipment for IFRS purposes has been determined based on a technical revaluation while historical cost has been used under US GAAP. Accordingly, the carrying amount and the annual depreciation charge under IFRS are higher than those determined under US GAAP.
(c) Capitalization of interest cost
     Under IFRS, the Company follows the guidance set forth by International Accounting Standard No. 23 “Borrowing Costs” (“IAS 23”), which states that interest cost should be recognized as an expense in the period in which it is incurred.
     Under US GAAP, the Company applies the provisions of Statement of Financial Accounting Standards No. 34, “Capitalization of Interest Cost” (“SFAS No. 34”), which requires interest capitalization on qualifying assets which have a period of time to get them ready for their intended use.
(d) Changes in fair value of financial assets through profit and loss
     The Company has certain investments in government bonds. Under IFRS, the Company carries these investments at fair value through profit or loss with unrealized gains and losses, if any, included in the income statement.
     Under US GAAP, the Company carries these investments at fair value with unrealized gains and losses, if any, included in other comprehensive income.
(e) Differences in basis relating to purchase accounting
     The Company has applied the business combination exemption in IFRS 1 and has elected not to restate the business acquisitions, which occurred prior to January 1, 2004, the date of transition to IFRS, to comply with IAS 22 “Business Combinations”. Accordingly, no adjustments were made to the carrying amount of goodwill and other identifiable intangible assets (i.e. licences and trademarks) at the date of transition to IFRS. Goodwill is not amortized under IFRS, but subject to an annual impairment test. Licences and trademarks are being amortized under the straight line method over 20 years.

     Under US GAAP, the Company also applied the purchase method of accounting to all of its acquisitions. Accordingly, the purchase price was allocated to the assets acquired and the liabilities assumed based on the estimated fair values at the date of acquisition in the purchase price allocation process, such as the derecognition of certain restructuring liabilities and the recognition of the effect of deferred tax liabilities related to intangible assets.
(f) Change to consolidation
     During the year ended December 31, 2000 the Company increased its ownership interest in CBN from 14.55% to 70.34%, gaining effective control. As a result, under previous GAAP, the Company changed its accounting method from cost to consolidation prospectively as from September 1, 2000. Therefore, the results of operations of CBN were included in the income statement from September 1, 2000 through December 31, 2000.
     Under IFRS the Company has elected not to restate the business acquisitions, which occurred prior to January 1, 2004, the date of transition to IFRS, to comply with IAS 22 “Business Combinations”.
     Under US GAAP, as required by the Accounting Principles Board Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock” (“APB 18”), the financial statements of prior periods would be retroactively adjusted to account for this investment under the equity method of accounting.
(g) Acquisition of minority interest in QI(B)
     The Company entered into an agreement with one of its controlling shareholders, BAC, to acquire a 5.32% equity interest in the Company’s subsidiary, QI(B). Under IFRS, the Company treated this transaction as a transaction with a party external to the Company. As a result, the Company treated the excess of purchase price over the carrying value of the minority interest acquired as goodwill.
     Under US GAAP, since BAC is one of the controlling shareholders of the Company, the difference between the purchase price paid and the US GAAP book value of BAC ´s investment in QI(B) was considered analogous to a dividend payment to the shareholder and thus reduced equity under US GAAP. Furthermore, the US GAAP book value of BAC ´s investment in QI(B) was deemed the Company’s purchase price of the minority interest. The Company applied the purchase method of accounting to this acquisition and accordingly the difference between the deemed purchase price and the fair value of the minority interest acquired was allocated to licences and trademarks. These intangible assets are being amortized under the straight line method over 15 years.
(h) Deferred income tax
     This adjustment represents the effect of deferred income taxes of the foregoing adjustments as applicable.
(i) Minority Interest
     This adjustment represents the effect on minority interest of the foregoing adjustments as applicable.
(j) Net income
     Under US GAAP, net income is shown net of the portion of the Company’s profit for the year attributable to minority shareholders. Accordingly, for US GAAP purposes, net income represents the profit attributable only to majority equity holders. Under IFRS, net income represents total profit obtained by the Company in a given period before offsetting the portion attributable to minority shareholders.
(k) Cumulative translation differences exemption
     The Company applied the cumulative translation differences exemption provided by IFRS 1 and, accordingly, has set the previously cumulative translation differences to zero at January 1, 2004. This exemption is not available under US GAAP. Nevertheless, this circumstance does not give rise to a difference between total shareholders’ equity under IFRS and US GAAP, but to a reclassification within shareholders’ equity.
(l) Comprehensive income (loss)
     On January 1, 1998, the Company adopted SFAS No. 130, “Reporting Comprehensive Income” (“SFAS 130”). SFAS 130 establishes guidelines for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

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
Impact of Changes in our Prices and Changes in Volumes Sold on our Net Sales
     Our consolidated net sales were US$954.3 in 2005, compared to US$765.2 million in 2004. The improvement in 2005 compared to 2004 was principally the result of higher pricing for beer, particularly in Argentina, and higher volumes of beer and soft drinks in every market we do business in.
Impact of Inflation
     Our operations are carried out in countries that have experienced high inflation and /or government price controls in the past. Our sales and the majority of our operating costs in each of Argentina, Bolivia, Chile, Paraguay and Uruguay are denominated in the currency of the respective countries, while borrowings and purchases of machinery and equipment are often made in U.S. dollars. For periods when the rate of devaluation of the local currency against the U.S. dollar exceeds the rate of inflation, our income statement amounts tend to be lower when translated into U.S. dollars. In fact, from 2001 to 2002, when such a trend occurred in the majority of our markets, it resulted in the reduction of our sales prices measured in U.S. dollars. Even though the rate of inflation in Argentina had begun to return to previous levels, amounting to 6.1% in 2004, it increased again in 2005 to 12.3%. There can be no assurance that low levels will be maintained in the future and that significant inflation will not occur again in the southern cone markets.
     The following table provides information relating to the rates of inflation, as measured by certain national consumer price indices, as well as the rates of devaluation or appreciation in the southern cone markets for 2003 through 2005:

	2003	2004	2005
Argentina
Inflation	3.7%	6.1%	12.3%
Currency appreciation/(devaluation)	13.0%	(1.7%)	(1.3%)
Bolivia
Inflation	3.9%	4.6%	6.0%
Currency appreciation/(devaluation)	(4.5%)	(2.9%)	(0.4%)
Chile
Inflation	1.1%	2.4%	3.7%
Currency appreciation/(devaluation)	17.7%	4.5%	10.4%
Paraguay
Inflation	9.3%	2.8%	9.9%
Currency appreciation/(devaluation)	15.3%	(3.0%)	1.0%
Uruguay
Inflation	10.2%	7.6%	4.9%
Currency appreciation/(devaluation)	(7.8%)	9.1%	11.2%
Note: Currency devaluation/appreciation figures are based on official U.S. dollar exchange rates and are derived by dividing the exchange rate at year-end for the current period by the exchange rate at year-end for the previous period.

Impact of Currency Fluctuations
(a) Functional and presentation currency
Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the ‘functional currency’). The consolidated financial statements are presented in US dollars, which is Quinsa’s presentation currency.
(b) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at the year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.
(c) Company’s entities
The results and financial position of all entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
(i)	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet, except for equity accounts which are translated at historical exchange rates;

(ii)	income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii)	all resulting exchange differences are recognised as a separate component of equity (cumulative translation adjustment).
Exchange differences arising from the translation of the net investment in foreign entities are taken to shareholders’ equity on consolidation. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.
Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.
     Our net sales are realized, and a portion of our cash costs and expenses are incurred, locally and are denominated in local currency. However, on a consolidated basis, approximately 83% of raw materials used in the beer business and 36% of raw materials used in the soft drinks business for 2005 were either incurred in hard currencies or pegged to the U.S. dollar. On a consolidated basis, this exposure was equal to 43% of cash costs (i.e. cost of sales net of depreciation).
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
     In June 2005 the Argentine government imposed new restrictions on the raising of new loans from abroad. Decree 616/2005 requires that, in the case of financing agreements of Argentine residents where creditors are non-Argentine residents, 30% of the amount involved must be deposited in a local financial entity, in U.S. dollars (except for those agreements where net proceeds are used for specific purposes, as allowed by the Central Bank), and for a term of at least 365 days. This special purpose deposit may not be transferred to third parties or used as collateral. Funds so deposited will not accrue interest. Finally, repayment under such financing agreements must not be made before 365 days have passed, not even with funds held abroad by Argentine residents. Decree 616/2005 only applies to financing agreements disbursed on or after May 26, 2005, although the 365-day limitation also applies to the refinancing of loans disbursed prior to that date.
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
Deferral of the deductions from income tax
     The net negative results caused by the initial devaluation of the peso, which affected our financial results for the year ended December 31, 2001, are deductible from taxable income over a five-year period beginning in 2002.
Recent Improvements
     During 2004, the Argentine economy continued the improvement that started in 2003, with gross domestic product increasing and the exchange rate remaining relatively stable compared to the U.S. dollar. Further, during 2005 Argentina finalized an agreement with creditors representing more than 75% of its foreign currency indebtedness, by which it refinanced a substantial portion of its foreign currency payments for up to 30 years. However, Argentina’s ability to stimulate economic growth, ameliorate social unrest and repay its debt may depend on external financial assistance. Multilateral agencies and other lenders’ willingness to provide any significant amount of financial aid may be dependent on the Argentine government presenting an acceptable and sustainable economic program. The future evolution of the economic situation in Argentina could require the Argentine government to modify measures taken or issue additional regulations. As a result, our Consolidated Financial Statements should be read in light of these circumstances.
Discussion of Critical Accounting Policies
     Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
     In connection with the preparation of the financial statements, Quinsa’s management has relied on variables and assumptions derived from historical experience and various other factors deemed reasonable and relevant. Although these estimates and assumptions are reviewed in the ordinary course of business, the portrayal of Quinsa’s financial condition and results of operations often requires its management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of Quinsa’s assets and liabilities. Actual results may differ from those estimated under different variables, assumptions or conditions. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

     (a) Estimated impairment of goodwill
     The Company tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 2.7 to our Consolidated Financial Statements. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates.
     (b) Income taxes
     The Company is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. The Company recognises liabilities for tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.
     (c) Provision for contingencies
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
Summary of Results of Operations
     The following table sets forth, for each of the years ended December 31, 2004 and 2005, selected components of our results of operations as a percentage of net sales for each of those years.

		2005
	2004 IFRS	IFRS
Net sales	100.0%	100.0%
Cost of goods sold	(46.1)%	(42.6)%
Gross profit	53.9%	57.43%
Selling and marketing expenses	(23.6)%	(22.8)%
Administrative and general expenses	(6.5)%	(5.7)%
Other operating expenses (income)	(2.5)%	(0.08)%
Operating income (loss)	22.1%	28.7%
Net income (loss)	13.8%	16.9%
     The following table sets forth, for each country of operation and for the years ended December 31, 2004 and 2005, our net sales, operating income (loss) as well as total assets at the end of each of those years, in each case before adjustments for intercompany transactions. See Note 6 to the Consolidated Financial Statements.
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

Geographic Segment
Data	2004 IFRS	2005 IFRS
Argentina
Net sales	$505.9	$632.8
Operating income (loss)	88.5	160.5

Total assets	578.0	829.0

Bolivia
Net sales	107.6	124.6
Operating income (loss)	41.3	57.0

Total assets	283.5	237.6

Chile
Net sales	23.0	35.6
Operating income (loss)	(1.0)	(3.0)

Total assets	20.5	31.5

Paraguay
Net sales	92.0	109.3
Operating income (loss)	42.9	53.9

Total assets	164.6	140.7

Uruguay
Net sales	36.7	52.0
Operating income (loss)	6.0	14.4

Total assets	63.9	62.6

Fiscal 2005 Compared with Fiscal 2004
     The economic recovery in some of our markets (such as Argentina, Paraguay and Uruguay) commenced in 2003 and has continued unabated since then. During 2005 all of the markets where we do business saw economic growth, while inflation remained under control and the exchange rate relatively stable. This led to growth in all of the beer and soft drink markets where we do business.
Net Sales
     We reported consolidated net sales of US$954.3 million for the year ended December 31, 2005, compared to US$765.2 million in 2004. Our 2005 performance for each of our business categories is described below.
Beer
     Total beer volume sold during 2005 was 16,465,000 hectoliters, a 7.1% increase from the volume sold in 2004, reflecting strong volume growth in all of our markets. Since market share was virtually stable, as increases or declines were less than one percentage point, the increase in volumes reflected market growth in all of our countries of operation. The exception to this statement was Chile, where the introduction of the Brahma brand during the last quarter of 2005 helped us gain 1.7 market share points for the full year, according to management estimates.
     Beer sales represented 73.8% of our total consolidated net sales in 2005 compared to 76.1% of our total consolidated net sales in 2004. Net beer sales for 2005 were US$704.7 million, compared to US$582.7 million in 2004. This increase was principally the result of higher pricing, particularly in Argentina. The objective for the year was to increase prices only in order to keep pace with inflation. The fact that all of our countries experienced an appreciation of their currency in real terms (in other words, the rate of inflation during 2005 was higher than the rate of devaluation for the year), resulted in significant price increases measured in dollar terms. Thus, average pricing for our beer sales on a consolidated basis increased approximately 12.9% in dollar terms compared to 2004. Also contributing to the increase in revenues were the higher volumes in all of our markets.
     The following is a geographical breakdown of our total beer volumes and net beer sales in 2005, in each case compared to 2004:

	Volumes – 2004	Volumes – 2005	Net sales – 2004	Net sales – 2005
Country	(in hectoliters)	(in hectoliters)	(in US$ million)	(in US$ million)
Argentina	10,480,000	10,996,000	335.7	401.9
Bolivia	2,143,000	2,326,000	107.9	125.1
Chile	380,000	550,000	23.0	35.6
Paraguay	1,836,000	2,040,000	90.6	108.5
Uruguay	593,000	683,000	27.3	37.7
Inter-company sales	(56,000)	(129,000)	(1.8)	(4.0)

Total	15,376,000	16,465,000	582.7	704.7

     The 4.9% total beer volume increase in Argentina was principally the result of growth in the beer market overall. Net sales in this market increased by US$66.2 million, an increase of 19.7%, principally as a result of nominal price increases and of the increase in volumes. Prices increased 14.1% in dollar terms, as a result of an appreciation of the peso in real terms.
     Management estimates that the overall beer market volume in Bolivia increased by approximately 7.6% in 2005. This was due to the improvement of economic indicators, including an increase of the Gross Domestic Product of approximately 3.3%, relatively low inflation and the strengthening of consumer confidence in the country as the social unrest of 2005, that resulted in the resignation of the president and the election of Mr Evo Morales as the new president, subsided. Given our dominant position in the market, our volumes increased at a similar rate, to 2,326,000 in 2005 from 2,143,000 hectoliters in 2004. Our net beer sales for 2005 increased from US$108.0 million to US$125.1 million, as a result of the higher volumes sold and of higher prices in dollar terms. This was the result of the 8.5% increase in volume sales and selective price increases introduced on a regional basis to keep pace with inflation, as well as improvements in the value chain. Average prices, measured in U.S. dollars, increased 6.9% on a per hectoliter basis, compared to 2004.
     The overall beer market volume in Chile experienced the largest growth rate in recent history. Market volumes increased an estimated 12.7% during 2005. Our own beer volumes increased 44.7% to 550,000 hectoliters from 380,000 hectoliters in 2004, principally as a result of the launching of the Brahma brand in September 2005, and also due to the good performance of our established brands in the market. Net sales increased 54.8% to US$35.6 million, compared to US$23.0 million in 2004, principally as a result of the increase in volumes. An average price increase of 7.0%, measured in dollars terms, also contributed the the growth in revenues. The increase in average prices was principally the result of a strong appreciation of the local currency relative to the dollar.
     Paraguayan market volumes continued to grow strongly, increasing an estimated 10.2% compared to 2004, when they had already increased an estimated 11.0% compared to the prior year. Our own volumes increased 11.1% from 1,836,000 hectoliters in 2004 to 2,040,000 hectoliters in 2005. This improvement was the result of a favorable economic climate. Net sales increased 19.8% from US$90.6 million in 2004 to US$108.5 million in 2005 because of higher volumes and a 7.8% increase in average prices measured in dollars. Pricing increased as a result of local price increases introduced in anticipation of projected inflation, a better brand mix and improvements in the value chain.
     In Uruguay, the beer market continued the strong recovery that commenced in 2004, fueled by a healthy economy. Our beer volume sales increased 15.2% to 683,000 hectoliters, compared to 593,000 hectoliters in 2004. Management believes our conservative price policy, reflected by the fact that the price of our flagship brand, Pilsen, had not increased since the end of 2002 until May 2006, when we increased prices to make up for the year’s expected inflation, was also a strong contributor to market growth. Net sales increased 38%, from US$27.3 million in 2004 to US$37.7 million in 2005. This was the result of volume increases but also, and more importantly, of increases in average pricing measured in dollar terms. Remarkably, despite the conservative pricing policy described, pricing in dollars increased 19.8% as a result of a strong appreciation of the local currency relative to the dollar.
Soft Drinks and Water
     We sell soft drinks and water in Argentina and Uruguay. Our water volumes have declined substantially compared to the years prior to 2001, when we transferred substantially all of our water business in Argentina to Eco de los Andes S.A., a company in which we have an approximate 49% ownership interest and in which Nestlé Waters owns an approximate 51% interest. Our soft drink volumes correspond to our sales under franchise and bottling agreements with PepsiCo. The following is a geographical breakdown of our soft drink and water volumes and sales, in both cases compared to 2004:

	Volumes – 2004	Volumes – 2005	Net sales – 2004	Net sales – 2005
Country	(in hectoliters)	(in hectoliters)	(in US$ million)	(in US$ million)
Argentina	6,490,000	8,155,000	167.9	227.4
of which water is	42,000	30,000	0.4	0.3
Uruguay	281,000	456,000	9.4	14.3
of which water is	7,000	0	0.1	0.0
Inter- company sales	(2,000)	(80,000)	(0.1)	(0.3)
Total	6,769,000	8,531,000	177.2	241.4
of which water is	49,000	30,000	0.5	0.3
     Volumes for soft drinks and water in Argentina increased 25.6% compared to 2004. This remarkable performance was the result of both market expansion and market share growth. Also, during the last quarter of 2005, the Company incorporated the Pepsi license to sell soft drinks in the last remaining region it did not already operate, in the northwestern part of the country. This region represents an estimated 11% of Pepsi’s total sales in the country. Quinsa achieved a total market share of 19.6% and, more importantly, a 29.5% of the A-brand segment for the full year 2005, which compares to 28.3% in 2004. Market share growth was achieved as a result of several factors, including a strong performance of the Pepsi brand, expanded distribution of the 1.25-liter returnable glass bottle and an improved performance of the Company’s distributors in the soft drinks category. Average prices increased 7.6% in dollar terms, due principally to price increases introduced throughout the year. The combination of higher prices and higher volumes resulted in revenue growth of 35.5%.
     In Uruguay, our soft drink and water volumes increased 62% due to the solid performance of the Uruguayan economy and also to our expanded roll-out of the 1.25 liter, returnable glass bottle, which helped us gain approximately 2.5 percentage points of market share. Volumes for 2005 include inter-company exports to our business in Argentina. These were exports of the H2Oh! brand prior to the commencement of production in Argentina. Domestic volumes (i.e. net of these exports) actually increased 33.8% to 376,000 hectoliters. Average prices, measured in dollar terms, increased 11.7% as the result of a strong appreciation of the local currency relative to the dollar. The combination of higher volumes, accounting for US$3.6 million, and a higher average selling price, accounting for US$1.5 million, resulted in a 52.1% increase in revenues from US$9.4 million in 2004 to US$14.3 million in 2005.
Other Sales
     Other sales included sales of excess barley and malt inventories to third parties from Argentina, as well as sales of glass bottles from our bottle factory in Paraguay. These sales totaled US$8.1 million in 2005 and US$5.4 million in 2004.
Cost of Sales
     Cost of sales was US$406.2 million in 2005, compared to US$352.5 million in 2004. This increase was principally a result of a 12.9% increase in total beverages sold. Further, certain industrial costs increased significantly compared to 2004. Thus, for example, the costs of our largest business (Argentina) for December 2005 compared to December 2004 reflected a 30% increase for natural gas, a 42% increase for unionized labor, a 17% increase for non-unionized labor, a 36% increase for electricity, and a 5% increase for the resin used to make PET bottles with (although the latter had reached an increase of 51% in February, compared to the same month in 2004). Cost savings due to industrial efficiencies and a decrease in the cost of malt diminished the impact of the cost increases described, to the extent that the cost of sales for beverages on a per hectoliter basis increased only 2%.
Gross Profit
     Gross profit was US$548.1 million in 2005, compared to US$412.7 million in 2004. This was principally the result of a substantial increase in revenues.
Other operating income
     Other operating income was US$5.7 million during 2005 and US$5.4 million during 2004. During 2005 it consisted principally of net gains from the sale of tangible fixed assets.
Selling and Marketing Costs
     Our selling and marketing costs increased 20.4% to US$217.2 million in 2005, from US$180.4 million in 2004. This was principally the result of a 35.5% increase in freight, a 21% increase in advertising and promotion expenses, and a 21% increase in salary expenses. Freight increased due to the higher volumes sold, and also as a result of increases in the unitary cost, particularly in Argentina and Bolivia, as these costs are loosely related to the international price of oil. Advertising expense increased principally as a result of the launching of Brahma in Chile. It also increased in the rest of the countries, but mostly in line with each of their increase in sales. In fact, consolidated advertising and promotion expenses declined as a percentage of sales, from 7.4% in 2004 to 7.2% in 2005.
Administrative and General Expenses
     Administrative and general expenses increased 10.0% to US$54.8 million from US$49.8 million in 2004. This included a US$3.0 million increase in personnel expenses, principally in Argentina, and a US$2.1 million increase in management’s bonus pool (which is directly related to the Company’s performance improvement).
Other operating expenses
     The US$11.1 million decline in these expenses between 2004 and 2005 has to do principally with various one-off expenses incurred during 2004, such as: (i) US$3.2 million in charges related to the restructuring of our businesses in Bolivia, including for example the closing of a brewery in Santa Cruz; (ii) US$2.3 million in charges related to the centralization of our administrative and other support functions in Argentina; (iii) US$1.5 million in charges related to the restructuring of our business in Uruguay; and (iv) US$1.0 million in charges related to obsolete spare parts in Bolivia and Uruguay.
Operating Profit
     Our operating profit for 2005 was US$274.1 million, compared to a US$169.1 million in 2004. This difference was principally due to the increase in sales described above, and to the fact that costs and expenses increased at a lower rate than sales did.
Finance Costs — net
     Finance costs increased to US$40.7 million in 2005, from US$30.5 million in 2004. This US$ 10.2 million increase was the result of an US$11.5 million increase in interest expense, net of a US$1.5 million increase in interest income. Interest expense was higher due to an increase of approximately 14% in the average amount of borrowings and to a US$1.5 million increase in taxes on bank account transactions in

Argentina. Average borrowings were higher in part due to the acquisition of a 5.32% stake in the capital of our subsidiary, QIB, and to the purchase of own shares in the open market (See “Liquidity and Capital Resources – Financial Activities” and “Investing Activities” below). Interest income was higher due to a 24% increase in average cash balances held and to an appreciation of Argentine government-issued bonds held as an investment.
Income Tax Expense
     Under present Luxembourg law, as long as we maintain our status as a holding company no income tax is payable in Luxembourg by us. Income taxes relate to our operating subsidiaries and include current income tax expenses as well as deferred income taxes. Income tax charge increased to US$71.9 million in 2005, compared to US$33.2 million in 2004, principally due to the increase in net profit before taxes. The increase in income tax expense was also the result of a higher weighted average applicable tax rate (33% in 2005 and 33% in 2004), as the profitability in our subsidiaries in different countries (each with different corporate tax rates)changed as a percentage of our consolidated profit before income tax. See Note 25 to the Consolidated Financial Statements.
Profit for the Year
     Based upon the foregoing results, net profit for 2005 was US$161.6 million, compared to US$105.4 million in 2004.
Profit attributable to Minority Interest
     This represents the interest of minorities in the profitability of our subsidiaries. It increased from US$23.7 million in 2004 to US$30.2 million in 2005, as a result of the increase in the Company’s profit for the year. However, as a percentage of our profit for the year it declined from 22.5% to 18.7%, principally due to the acquisition of a further 5.32% interest in our principal subsidiary, QIB.
LIQUIDITY AND CAPITAL RESOURCES
     Because we are a holding company, our ability to pay dividends and service any debt obligations depends primarily upon our receipt of sufficient funds from our principal subsidiary, QI(B), which depends in turn on QI(B)’s receipt of sufficient funds from its direct and indirect subsidiaries in Argentina, Bolivia, Chile, Paraguay and Uruguay. Beginning on December 3, 2001, the Argentine government imposed a number of monetary and currency exchange control measures that included restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad. These restrictions have been progressively reduced. See “Item 3. Key Information—Risk Factors—Risk Factors Related to the Effect on Quinsa of the Current Economic Situation in Argentina—Central Bank restrictions on the transfer of funds outside of Argentina could prevent us from receiving sufficient funds from our Argentine subsidiaries and inhibit the distribution of dividends and payments on our external debt.”There can be no assurance, however, that the Central Bank will not once again require its prior authorization for dividend payments to foreign shareholders or for payment of debt obligations. If this were to occur, our ability to receive funds from our Argentine subsidiaries could be inhibited, and this, in turn, would significantly impact our ability to pay dividends and service our debt obligations.
     Current limitations imposed by the Central Bank of Argentina that affect our operations include the following:
•	The acquisition of foreign currency as an investment is limited, on a monthly basis, to the larger of US$2 million or three times the amount paid in certain taxes during the second month prior to the acquisition of said foreign currency.

•	The acquisition of foreign currency to pay principal on debt obligations can be made:
a.	on the date of maturity with no restrictions;

b.	within 365 days prior to the maturity date; or

c.	on any date when payment is due as a result of the occurrence of specific conditions expressly contemplated in refinancing agreements of external debts entered into with foreign creditors as of February 11, 2002.
•	The acquisition of foreign currency to pay interest maturities on debt obligations can be made 15 days prior to the date of each maturity for the payment of interests accrued during the then current interest period.

•	In all cases, payments may be made only so long as the debt obligations are registered with the Central Bank, and only to the extent funds disbursed under the debt obligations being repaid entered Argentina at least 365 days before the date of payment.

•	If we want to acquire foreign currency before principal and/or interest maturities become due, we must adhere to the following limitations:
a.	Until June 30, 2006, we may acquire foreign currency in an amount that shall not exceed the lesser of 35% of the principal amount of our restructured debt (with a maximum limit of monthly purchases of foreign currency of up to US$40 million) and the total amount of interest accrued, either due or not, and of principal due under the restructured debt. Funds so acquired must be applied to pay principal and/or interest before June 30, 2006.

b.	We may acquire additional amounts to those set forth above, as long as the foreign currency so acquired is applied to pay principal and/or interest maturities within 360 days from the date of acquisition, and the acquired amount does not exceed the amounts payable under our debt obligations within a period of 360 days as from the date of acquisition.
     Unless the Central Bank of Argentina modifies current regulations to allow for an extension of these programs, CMQ’s alternatives to acquire dollars in order to hedge its dollar exposure are severely limited.
     In June 2005 the Argentine government imposed new restrictions related to the raising of new loans from abroad. Decree 616/2005 requires that, in the case of financing agreements of Argentine residents where creditors are non-Argentine residents, 30% of the amount involved must be deposited in a local financial entity, in U.S. dollars, (except for agreements where the net proceeds are applied to certain purposes as specified by the Central Bank) and for a term of at least 365 days. This special purpose deposit may not be transferred to third parties or used as collateral. Funds so deposited will not accrue interest. Finally, repayment under such financing agreements must not be made before 365 days have passed, not even with funds held abroad by Argentine residents. Decree 616/2005 only applies to financing agreements disbursed on or after May 26, 2005, but the referred 365-day period also applies to the refinancing of loans disbursed prior to that date.
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
     As of December 31, 2005, we had cash and cash equivalents totaling US$152.7 million, an increase of US$35.9 million from US$116.8 million of cash and cash equivalents held as of December 31, 2004. This increase was the result of a US$98.1 million increase in cash from our operating activities, which was partially used to finance a US$67.9 million increase in investments (principally the acquisition of property, plant and equipment and the acquisition of minority interests in our subsidiaries, including QI(B)). The Company also increased the total amount of dividends paid by US$40.8 million, and invested US$63.1 million less than in 2004 in the acquisition of its own shares. The net effect of all these activities was the increase in cash and equivalents described.
     We include more details on these activities below.

Operating Activities
     Our operating activities resulted in net cash inflows of US$329.7 million and US$231.6 million for 2005 and 2004, respectively. This represents a 42% increase, principally the result of a US$94.9 million increase in profit before income tax, which was US$233.5 million and US$138.6 million in 2005 and 2004, respectively. Profit before tax increased as a result of a 7.1% increase in beer volumes sold and a 26% increase in soft drinks and water volumes sold, compared to 2004. Also, average consolidated beer prices increased 12.9%, principally due to price increases in Argentina and, to a lesser extent, in the rest of our markets, as the Company endeavoured to maintain prices in real terms (i.e., in line with inflation). Since the local currencies in our markets either appreciated or increased less than inflation, pricing increased in dollar terms. For soft drinks, the average consolidated selling price increased, in dollar terms, 7.9%. In terms of costs, approximately 26% of industrial costs and 76% of selling, administrative and other expenses are fixed. Thus, the increase in volumes sold and average pricing led to an improvement in cash margins, compared to 2004.
     We also continued to maintain a strict control over working capital. Thus, despite a 25% increase in revenues, trade receivables only increased 16%, or US$7.3 million, while total receivables increased 18%, or US$14.3 million. On the other hand, trade and other payables increased 26%, or US$39.6 million. In our opinion, the Company’s working capital is sufficient for present requirements.
Investing Activities
     Our investing activities resulted in net cash outflows of US$193.0 million and US$125.1 million for 2005 and 2004, respectively.
     Our investing activities in 2005 principally consisted of the purchase of tangible fixed assets amounting to US$126.8 million (see “—Capital Expenditures” below), the acquisition of a 5.32% additional stake in QIB for US$110 million and the payment of share capital reductions in our subsidiaries to minority shareholders for US$16.1 million. We also received proceeds from investments in financial assets we had acquired in 2004 for US$55.8 million. These proceeds were used to pay down bank debt that had been sourced to finance these investments. During 2005 we also received proceeds from the sale of property, plant and equipment for US$16.6 million. Thus, we allocated a total of US$193.0 million in our investing activities during 2005. During 2004, we had allocated US$125.1 million to our investing activities, which had included the acquisition of tangible fixed assets for US$72.2 million, the acquisition of further interests in our Bolivian and Paraguayan subsidiaries from minorities for a total of US$31.5 million, and the purchase of an investment in financial assets for US$51.1 million. We had also received US$29.7 million from the disposal of property plant and equipment in 2004.
Financing Activities
     Our financial activities resulted in net cash outflows of US$102.2 million and US$126.7 million for 2005 and 2004, respectively.
     Our financing activities in 2005 primarily consisted of the acquisition of treasury stock totaling US$65.6 million, the payment of dividends in the amount of US$17.7 million, the payment of dividends to minority shareholders in our subsidiaries in the amount of US$42.5 million, and the raising of US$295.0 million in debt, of which US$271.4 million was used to refinance previous borrowings. Our financing activities during 2004 primarily consisted of the acquisition of treasury stock totaling US$128.7 million, the payment of dividends in the amount of US$11.0 million, the payment of dividends to minority shareholders in our subsidiaries in the amount of US$8.4 million, and the raising of US$198.4 million in debt, of which US$177.0 million was used to refinance previous debt. See Notes 15 and 18 to the Consolidated Financial Statements.
Capital Expenditures
     In 2004, excluding bottles and crates, our capital expenditures amounted to US$45.6 million. They were primarily related to the purchase of coolers to place at points of sale, the acquisition of a new oven to produce glass bottles at Fábrica Paraguaya de Vidrios and related investments, various building works related to the centralization of our administration, and a number of industrial projects aimed at improving our efficiency, such as investments in the refrigeration system in Argentina.
     In 2005, excluding bottles and crates, our capital expenditures amounted to US$92.4 million. These expenditures were related primarily to the expansion of capacity at our malt plant in Tres Arroyos, Argentina, to the installation of perform blowers and single-serve bottling lines for soft drinks in Argentina and to the building of a new glass-bottle production plant in Paraguay.
     The following two tables summarize our capital expenditures for each of 2004 and 2005:

Capital expenditures excluding bottles and crates	2004	2005
Brewing business	36.3	47.2
Soft drinks and other beverages	6.3	24.1
Malting facilities	2.2	13.1
Other	0.8	8.0

TOTAL	45.6	92.4

Bottles and crates	2004	2005
Brewing business	22.8	26.4
Soft drinks and other beverages	3.8	8.0

TOTAL	26.6	34.4

     Our investments for 2006 include the final stage of our project to double capacity at our Tres Arroyos malting plant in Argentina, the installation of three additional bottling lines in Argentina (two for carbonated soft drinks and one for isotonic beverages) and a capacity expansion in Chile. Management also expects to invest approximately US$8 million in systems technology and US$7 million in coolers during 2006. Currently, management expects capital expenditures for 2006 to be approximately US$117 million, which includes expenditures for bottles and crates. Management expects these capital expenditures to be financed with internally generated cash from operations.
External Funding
     Our short-term debt at December 31, 2005 amounted to US$96.8 million, compared to US$106.8 million at December 31, 2004. As of year-end 2005, short-term debt included US$55.1 million denominated in the local currencies of of the countries where we do business and US$41.7 million denominated in dollars.
     Our long-term loans are principally denominated in U.S. dollars (US$240.1 million at December 31, 2005) and represent borrowings from banks, including US$150 million raised in March 2005 by means of a new bank loan, which was immediately securitized. See “—Other Liquidity Matters—CMQ Liquidity Matters” below. Our long-term debt denominated in Argentine pesos amounted to US$55.9 million at December 31, 2005. Total long-term debt at December 31, 2004 was US$260.1 million.
     As of December 31, 2005, US$300.2 million of our total debt carried a fixed interest rate coupon, while US$92.6 million carried a floating rate (the London Interbank Offer Rate, or “LIBOR”, plus a spread).
     Maturities are spread out over 7 years, with US$96.8 million maturing in 2006, US$118.8 maturing in 2007, US$58.0 million maturing in 2008, US$30.4 million maturing in 2009, and US$29.6 million in each of 2010, 2011 and 2012.

Dividends
     Our Board of Directors recommended that we pay a dividend of US$0.314 per ADS, and our shareholders approved the recommendation at a shareholder meeting held on June 22nd, 2006. In 2005 we paid dividends of US$17.7 million, and in 2004 we paid dividends of US$11.0 million. We did not pay dividends in 2003 or 2002. Dividends paid in any year are related to results of the previous year. Our ability to pay dividends is subject to certain statutory minimum capital requirements imposed by Luxembourg law. Any future dividends could cause Quinsa’s capital reserves to fall below the statutory minimum. As a result, there can be no assurance that we will pay dividends in the future. See “Item 4. Information on the Company—History and Development—Recent Events—Stock Repurchases, Dividends, and Changes to our Fiscal Year” for more information.
     Dividends to minority shareholders in consolidated subsidiaries, excluding Heineken, were US$42.5 million, US$8.4 million and US$4.3 million in 2005, 2004 and 2003, respectively. Dividends to minority shareholders during 2005 included US$31.0 million to minority shareholders of QI(B). Heineken received dividends from QI(B) in 2003 of US$4.0 million.
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
     Furthermore, the payment of dividends by us and by our various subsidiaries is also, in certain instances, subject to statutory or legal restrictions and restrictive covenants in debt instruments, such as legal reserve requirements, capital and retained earning criteria and other restrictions, and is contingent upon the earnings and cash flow of and permitted borrowings by us and by those subsidiaries. Any inability on the part of some of our subsidiaries to pay dividends would impact the amount of funds available to us to pay dividends and service our debt obligations.
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
Stock Repurchases
     During 2003, on the basis of a prior authorization by the general meeting of shareholders, our Board of Directors authorized on October 31, 2003 and on November 21, 2003, and we implemented, two stock repurchase programs for US$20 million each. Under these programs, in 2003, we purchased 2,811,078 Class A shares and 5,048,200 Class B shares at an average price per share of US$0.75 per Class A share and US$7.82 per Class B share. The purchases were made in open market purchase transactions.
     On December 23, 2003 and March 24 of 2004, our Board approved another series of repurchases. Specifically, the Board authorized us to purchase shares in open market transactions at a price per share not to exceed six times EBITDA and for an additional aggregate dollar amount of up to US$70 million. During the period from January 1, 2004 to December 31, 2004 we purchased 2,396,702 Class A shares and 3,790,522 Class B shares, having an aggregate purchase price of US$36.5 million and an average price per share of US$0.958 per Class A shares and US$8.995 per Class B shares. During the period from January 1, 2005 to December 31, 2005, we acquired a further 16,068,903 Class A shares and 2,826,375 Class B shares at an average price of US$1.55 and US$14.45, respectively, for an aggregate dollar amount of US$65.6 million. These purchases were executed pursuant to the program approved on March 24, 2004 and to a further program approved by the Board of Directors for an additional US$50 million. As of June 15, 2006, approximately US$18 million remained available for stock repurchases under this latest program.

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
Other Liquidity Matters
     In response to the economic situation in Argentina and the highly inflationary environment that existed in the past few years, we have been working to control our working capital and improve our cash generation. At December 31, 2005, the average life of our accounts receivable decreased to 14 days from 21 days when the economic crisis in Argentina peaked in 2002. These figures vary among the different countries in which we operate based on the particularities of each market. We have not experienced significant credit problems with our customers in the periods under review.
     We hedge our raw material costs on a limited basis, although our policy may change in the future. During 2005 we hedged 19% of our annual needs for corn grits in Argentina through the local Futures Market. The face value of the contracts we purchased was US$0.6 million, representing 7,500 tons of corn. We also hedged a portion of our barley needs during 2005. We pay producers a price that is established as a percentage of the market price for wheat (usually at or about 92%), because there is a much more liquid market for wheat and the price is more transparent. This allows us to hedge our purchases through the Futures Market in Argentina. During 2005 and 2004, we hedged the equivalent of approximately 65,000 and 105,000 tons of barley for a face value of US$7.2 million and US$11.1 million, respectively. This represented approximately 26% and 36% of our total purchases of barley during 2005 and 2004, respectively. We have not hedged the cost of any of our other raw materials, but have on occasions fixed the price with suppliers or bought several months’ needs in advance to secure pricing.
Our foreign exchange exposure, which is principally represented by our dollar-denominated debt, is not easy to hedge because of the Argentine Central Bank’s restrictions. These restrictions include limitations on the amounts of foreign currency that can be acquired for investment purposes and the prepayment of foreign currency denominated debt (see the introductory paragraphs to “—Liquidity and Capital Resources” above for more details). We were not involved in any hedging activities related to our foreign exchange exposure during 2005. During 2006, however, we did buy dollars in the short-term forward markets for a total US$70 million. As of June 15, 2006, we still had forward dollar purchases on our books, with exercise dates falling within one year, for a total of US$40 million. Given the limited character of our hedging for raw material costs and foreign exchange exposure, our results of operations and liquidity may adversely be affected by fluctuations in commodity prices and exchange rate movements.
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
     With CMQ’s raising of a new loan for US$150 million in March 2005, the balance of the previously refinanced bank loans was fully prepaid. As a result, we are no longer subject to the financial covenants included in the 2003 refinancing agreement. The proceeds of the US$150 million loan to CMQ were used principally to repay bank debt of approximately US$101.3 million (including a substantial portion of our short-term bank debt) and to pay off the notes issued originally by BAESA for US$14.2 million (net of the amount of the notes held by our subsidiary QI(B)). The US$150 million loan has a final life of 7 years, an average life of 5 years (since there are equal, yearly installments starting at the end of year three), and pays a fixed coupon of 7.375%. The US$150 million facility contains customary financial covenants, including a limitation on the incurrence of new indebtedness if the debt to EBITDA ratio exceeds, or would exceed after incurrence, three to one, and limitations on liens, transactions with affiliates, and mergers or sales of assets.
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
     Starting in 2003 the economies of the countries in which we do business substantially recovered from many of the effects of the 2002 economic crisis. This is particularly true of Argentina, our largest market, where GDP grew 8.8% in 2003, 9.0% in 2004 and 9.2% in 2005, after having declined nearly 11% in 2002, according to INDEC. Paraguay and Uruguay, which had been most adversely affected by the situation in neighboring Argentina, saw their economies improve 2.7% and 6.6%, respectively, during 2005. Bolivia’s gross domestic product increased an estimated 3.6% and 3.3% for 2004 and 2005, respectively, while Chile’s economy grew an estimated 6.1% during 2004 and 6.3% in 2005. However, in light of the past economic troubles in Argentina and in the other countries in which we operate, you should recognize that our business, earnings, asset values and prospects have been and may again be materially and adversely affected by developments with respect to inflation, interest rates, currency fluctuations, government policies, exchange control regulations, taxation, social instability and other political, economic or diplomatic developments in or affecting our countries of operation. We have no control over such conditions and developments and can provide no assurance that such conditions and developments will not further adversely affect our results of operation and financial condition.
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
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
     The table sets forth our cash payment obligations as of December 31, 2005 (in thousands of dollars):
Payments due by period

					More than 5
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	years
Debt obligations	388.0	96.3	173.2	59.3	59.2
Capital (Finance) obligations	4.8	0.5	3.6	0.7	—
Purchase obligations (*)	5.6	5.6	—	—	—

Total	398.4	102.4	176.8	60.0	59.2

(*)	These are estimated dollar values (based on past purchase prices) on approximate volumes (based on past experience) of barley
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
DIRECTORS AND SENIOR MANAGEMENT
Directors
     Our administration is conducted by our Board of Directors which, in accordance with our articles of incorporation (our charter and by-laws, together the “Articles of Incorporation” or “Articles”), consists of a minimum of three and a maximum of fifteen members elected at ordinary general meetings of holders of Class A and Class B shares. In case of a vacancy in any Director position, the remaining Directors may temporarily fill such vacancy by a majority vote. The holders of Class A and Class B are then asked to ratify such election at their next general meeting.
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

     At our annual general shareholders’ meeting on June 24, 2005, Alvaro Cardoso de Souza, Gustavo Alfredo Horacio Ferrari, Diego Miguens, and Gonzalo Tanoira were each appointed to serve as Directors, while Alvaro Sáinz de Vicuña and João M. Giffoni Castro Neves were each re-appointed for additional terms as Directors. At the Board Meeting of July 29, 2005 it was decided to appoint Mr. Floreal Horacio Crespo as director of the Company assuming the mandate previously held by Mr. Gonzalo Tanoira. The same Board Meeting also decided to appoint Mr. Alexander James Christopher Harper in replacement of Mr. Diego Miguens. At the Board Meeting of May 17, 2006, Mr Carlos Miguens resigned and Mr. Gonzalo Tanoira was appointed in his place. Our Board of Directors now consists of:

Name	Date of Birth
Jacques-Louis de Montalembert (1)	08-06-45
Gonzalo Tanoira (1)(5)	09-28-69
Alvaro Sáinz de Vicuña (1)(2)	07-12-52
Federico Sáinz de Vicuña (1)(2)	02-26-57
Milton Seligman (6)	08-19-51
Victorio Carlos De Marchi (3)	11-13-38
Carlos Alberto da Veiga Sicupira (3)	05-01-48
João M. Giffoni Castro Neves (3)(4)	03-31-67
Alvaro Cardoso De Souza(3)	09-05-48
Gustavo Alfredo Horacio Ferrari(3)	03-24-57
Alexander James Christopher Harper	03-16-48
Floreal Horacio Crespo	01-25-45
Beverages Associates (BAC) Corp.	—
Dunvegan S.A.	—

(1)	For purposes of the Quinsa Shareholders’ Agreement, these Directors are considered to be nominated by BAC pursuant to its rights under that Agreement. Certain of these directors are, nonetheless, “independent”, within the meaning of SEC Rule 3.03A.06. “See Item 6 – Directors, Senior Management and Employees – Board Practices – Audit Committee”. See also “Item 4. Information on the Company—History and Development—Recent Events—Relationship with AmBev,” and “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Quinsa Shareholders Agreement.”

(2)	Alvaro Sáinz de Vicuña and Federico Sáinz de Vicuña are brothers.

(3)	For purposes of the Quinsa Shareholders’ Agreement, these Directors are considered to be nominated by AmBev pursuant to its rights under that Agreement. Certain of these directors are, nonetheless, “independent”, within the meaning of SEC Rule 3.03A.06. “See Item 6 – Directors, Senior Management and Employees – Board Practices – Audit Committee”. See also “Item 4. Information on the Company—History and Development—Recent Events—Relationship with AmBev,” and “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Quinsa Shareholders Agreement.”

(4)	Replaced Mr. Magim Rodriguez, Jr., who resigned in August 2004.

(5)	Replaced Mr. Carlos Miguens, who resigned on May 17, 2006.

(6)	Mr. Seligman replaced Mr. Vergara Galvis.
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

Carlos J. Miguens was a Director of Quinsa from 1989 until his resignation on May 17, 2006. His professional experience includes serving as President of CMQ, Malsaf and Mosa. He has also been President of M.B.P. International, and is currently President of M.B. Holdings and Agropecuaria Cantomi. Mr. Gonzalo Tanoira was elected to replace Mr. Miguens and to complete his term which expires in June 2009.
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
Gonzalo Tanoira became a Director of Quinsa in 2005, and his term expired in June 2006. He was subsequently appointed to replace Mr. Carlos Miguens who resigned on May 17, 2006. His term of office expires in June 2009. He is also the Finanace Director of Patagonia Gold PLC a London listed mining company. He was formerly a director of Minera El Desquite S.A. before it’s acquisition by Meridian Gold Inc and he is also director of a number of other companies. Previously, Mr. Tanoira worked for Bear Stearns & Co. (New York) in its Investment Banking division for Latin America. He was also an associate at Booz Allen & Hamilton in its Buenos Aires office. Mr. Tanoira holds an MBA from the Wharton School.
Victorio Carlos De Marchi is Co-Chairman of the Board of Directors. He is also Co-Chairman of the Board of Directors of AmBev and the Chairman of the Board of Directors of CBB. His term of office expires in 2009. Mr. De Marchi joined Companhia Antarctica Paulista in 1961 and held various positions during his tenure, including Chief Executive Officer from 1998 to April 2000. Mr. De Marchi was also president of the Brewing Industry National Association (Sindicerv) until February 2002 and is a member of the Orientation Committee of FAHZ. Mr. De Marchi has a degree in economics from Faculdade de Economia, Finanças e Administracão de São Paulo and a law degree from Faculdade de Direito de São Bernardo do Campo. His principal business address is Rua Dr. Renato Paes de Barros 1017, 4th floor, São Paulo, Brazil.
Carlos Alberto da Veiga Sicupira is a Director of Quinsa and a member of the Board of Directors of AmBev. He also served as a member of the Board of Directors of Brahma from 1990 until 1999. His term of office expires in 2009. He is Chairman of the Board of Lojas Americanas S.A. He is also member of the Board of InBev nv/sa and board member of São Carlos Emprendimentos e Participações. He is also a member of the Board of Associates of Harvard Business School since 1988. Mr. Sicupira has a degree in business administration from the Universidade Federal do Rio de Janeiro and a degree from Harvard Business School. His principal business address is Rua Dr. Renato Paes de Barros 1017, 4th floor, São Paulo, Brazil.
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
Alvaro Cardoso de Souza has been a Director of Quinsa since June 2005. His current term of office expires in June 2012.He is a member of Quinsa’s Audit Committee. Mr. Souza is an officer of AdS- Gestão, Consultoria e Investimentos Ltda. and member of the board of directors of SAG do Brasil S.A., WorldWildlife Group (WWF), Comgás, British Gas Group, AmBev and Roland Berger do Brasil. He was the Chief Executive Officer of Citibank Brasil from 1993 to 1994 and an Executive Vice-President of

Citigroup from 1995 to 2003. Mr. Souza holds a bachelor’s degree in Economics and Business Administration from Pontifícia Universidade Católica de São Paulo. His principal business address is Av. Juscelino Kubitschek, 1726, conj. 71 / 04543.000, São Paulo, SP, Brazil, tel.: +55-11-3168-3777.
Gustavo Alfredo Horacio Ferrari has been a Director of Quinsa since June 2005. His current term of office expires in June 2012.He is a member of Quinsa’s Audit Committee. Mr. Ferrari is also serves as a director of Grupo de Narváez, a director of the foundation Unidos del Sud, and as president of the civil association Unidos por la Justicia. He has a post-graduate degree in international relations from Austral University. His principal business address is Calle Baez, 265, Buenos Aires C1426BRE, Argentina, tel.: 0054-114899-2023 ext. 114.
Floreal Horacio Crespo has been a Director of Quinsa since July 2005. His current term of office expires in June 2012. He is a member of Quinsa’s Audit Committee. Mr. Crespo is a private-practice advisor in international taxation, foreign investments in Argentina and trust creation. He also is Director and Statutory Auditor of the following companies, among others: Fratelli Branca Destilerías S.A. (a subsidiary of Branca International S.p.A) and Edenor S.A., an electric utility company that is a subsidiary of Electricite de France, under the supervision of the Buenos Aires Stock Exchange (Chairman of the Audit Committee). Previously, he worked for The Exxel Group and Harteneck, López & Cía. Mr. Crespo is a National Certified Accountant from the University of Buenos Aires. His principal business address is Paraguay 346, 8th floor Capital Federal (1057), Argentina.
Alexander J. C. Harper has been a Director of Quinsa since July, 2005. His current term of office expires in June 2012. He is a member of Quinsa’s Audit Committee. Having started out at Merrill Lynch in London in the 1970s has since successfully been an independent international commodity trader, investor and consultant with long experience of doing business in the UK, Europe, USA, Latin America and West Africa. He is currently based in the U.K. and Argentina. His principal business address is Av. del Libertador 498, Piso 27 Capital Federal (1001), Argentina.
Milton Seligman has been a Director of Quinsa since December, 2005. His current term of office expires in June 2009. He is currently Public Affairs Officer of AmBev since 2001. He holds a degree in Electrical Engineering from the Universidade Federal de Santa Maria, in Santa Maria, Brazil. Prior to work for AmBev, he was President and member of the Board of Directors of National Economic and Social Development Bank (BNDES), between 1999 and 2000; Deputy Minister of Development, Industry and External Trade (1999 — 2000); General Secretary, of the Solidary Community Program, Presidential Office, Brazil (1999); President of Instituto Nacional de Colonização e Reforma Agrária (INCRA), the governmental organization in charge to carry out the agrarian reform and poverty alleviation program in rural areas, Brazil (1997 — 1998); acting Minister of Agrarian Policy, Brazil, (1997 — 1998); Minister of Justice, Brazil, (1997); and Deputy Minister of Justice, Brazil (1995 — 1997), among other duties and responsibilities. His principal business address is Rua Dr. Renato Paes de Barros 1017, 4th floor, São Paulo, Brazil.
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
Senior Management
     Our current executive officers are set forth below.

		Current Position		Number of Years
Name	Position	Held Since	Date of Birth	with Quinsa
Agustín García Mansilla	Chief Executive Officer (“CEO”)	1998	01-11-56	10
Carlos Adjoyan	Director, Human Resources	1998	03-05-52	8
Gustavo Castelli	Chief Financial Officer (“CFO”)	2002	08-10-59	7
Néstor Del Campo	Director, Argentina Beverages Division (“ABD”)	2002	08-03-63	13
Faustino Arias	Director, International Beverage Division	2003	06-25-61	20
Pablo González	Logistics Manager, ABD	2004	05-18-68	11
Nicolás Bamberg	Industrial Manager, ABD	2002	10-28-56	14
Mariano Botas	Corporate Communications, ABD	2005	04-21-66	1
Francis Cressall	Group Treasurer	2003	06-03-59	8
Miguel A Gómez Eiriz	General Manager Bolivia	2003	10-13-62	15
Adrián González Fischer	National Sales and Distribution Manager, ABD	2003	02-23-63	13
Fernando Lascano	Corporate Affairs Manager	2000	12-28-45	6
Carlos Lariño	Purchasing Manager, ABD	1997	10-19-45	7
Fernando Massuh	Industrial relations, ADB	2002	01-20-66	15

Jorge Mastroizzi	Marketing Manager, ABD	2003	10-04-69	7

		Current Position		Number of Years
Name	Position	Held Since	Date of Birth	with Quinsa
Daniel Montero	Internal Auditor	1999	05-18-43	7
Fernando Ragni	Soft Drink Manager, ABD	2003	10-07-51	12
Pablo Pereyra	General Manager, Cerveceria Paraguaya	2003	08-28-67	14
Hernan Redin	Planning and Budget Control, ADB	1998	05-04-67	15
Celso Rojas	General Manager, FPV	1998	05-10-41	33
Gustavo Sampayo	General Manager, Uruguay	2003	09-09-65	19
Pablo Sanchez	General Manager, Cervecería Chile	2003	06-21-64	8
Hector Ordoqui	Country Manager, Uruguay	2003	09-28-42	17
Silvio Szostak	Chief Information Officer	1998	09-15-48	8
     There is no family relationship between any of the members of our senior management nor between any members of our senior management and the members of our board. There are no arrangements with or among our major shareholders, customers, suppliers or other person pursuant to which the members of our senior management are selected. Following are brief biographies of each of our executive officers (members of our board of management are indicated with an asterisk (*)):
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

Néstor Del Campo* was appointed Director for ABD in 2002. Prior to that time, he served as General Manager of CMQ as well as Marketing & Sales Manager of CMQ. Previously he had been Marketing Manager for Pepsi. He holds a degree in Business Administration from the Catholic University of Argentina. He has also attended the Executive Program at Darden School of business, University of Virginia.
Faustino Arias* has been Director of International Beverages since January 2003. Previously, he was General Manager of Incesa. Prior to that, he was Finance and Administration Manager of Cervecería Chile and he worked in the Zárate Project. He holds a CPA degree from the University of Buenos Aires. He has also attended the Executive Program at Darden School of business, University of Virginia.
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
Mariano Botas joined our Argentine business in 2005 to fill a newly created post, that of Manager for Corporate Communications and Institutional Relations. He has a law degree from the University of Buenos Aires. Prior to joining the Company, he had been Institutional Relations manager for Bayer S.A. in Germany.
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
Carlos Lariño has been the Purchasing manager for our Argentine business since he joined the Company in 1997. He has a degree in Industrial Engineering from the University of Buenos Aires and has attended several courses on management and foreign trade.
Fernando Lascano has been Corporate Affairs Manager since September 2000. Previously, he was a professional journalist and chief economic editor for “La Nación”, one of the principal newspapers in Buenos Aires.
Fernando Massuh has been Industrial Relations manager for Argentina since 2002. Prior to that he had been our Labor Relations manager. Mr Massuh joined the company’s trainee program in 1991. He has a law degree from the Argentine Catholic University. He has completed a Masters program in Business Administration and has attended the University of Stanford’s Human Resources Executive Program.
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
Pablo Pereyra has been General Manager of Cervecería Paraguaya since December 2003. Previously he was Finance and Administration Manager of INCESA (Bolivia). Mr. Pereyra earned a CPA degree from the University of Buenos Aires. He completed the Developing Managerial Excellence Program, the Strategic Marketing Management Program and the Strategic Sales Management Program at the Darden School of Business, University of Virginia.
Fernando Ragni has been Soft Drinks Manager for ADB since April 2003. Previously, he was Marketing Manager for CMQ, Manager for Commercial Services at CMQ, Commercial Manager at Bieckert and Marketing Manager at Pepsi Argentina. Mr. Ragni holds a degree in Advertising from the Universidad del Salvador and has also attended the executive program at Darden School of Business, University of Virginia.
Hernan Redin has been the Planning and Budget Control manager for Argentina since 1998. Prior to that, he had been in charge of the consolidation of financial statements for our Argentine businesses. Mr Redin is a CPA, graduated from the University of Buenos Aires. He has obtained a Masters degree in Business Administration from IDEA and has attended a course on Developing Managerial Excellence at the Darden School of Business, Virginia.
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
Management Committees
     We have a board of management, or a type of management committee operating under the authority of our chief executive. The purpose of the board of management is to facilitate communications among and coordinate infromation from our various business units. It also provides an efficient working group to discuss issues and reach managerial decisions. As of December 31, 2005, the five members of our board of management were Agustín García Mansilla, Carlos Adjoyan, Gustavo Castelli, Néstor Del Campo and Faustino Arias.

     We also have a disclosure committee (the “Disclosure Committee”) which is responsible for monitoring the collection, processing and submission to the CEO and CFO of information relating to Quinsa and its consolidated subsidiaries that is required to be included in disclosure reports (such as this annual report on Form 20-F) in order to ensure timely and accurate disclosure of material information. The objectives of the Disclosure Committee are to: (a) assist the CEO and CFO in evaluating the effectiveness of our internal controls and disclosure procedures within 90 days prior to the filing of annual reports; (b) suggest any improvements in internal controls and/or disclosure procedures as a result of such evaluation; (c) verify that our processes for information collection, processing and control are in compliance with our internal controls and disclosure procedures such that the accuracy of our disclosures can be verified; and (d) provide assistance in determining whether information may be considered material to Quinsa and its subsidiaries. The Disclosure Committee is led by Daniel Montero, our Internal Auditor and Coordinator of the Disclosure Committee.
COMPENSATION
Compensation of Management
     In the past, our top management had benefited from a profit-sharing plan, whereby they were distributed up to 5% of each year’s net profit after tax. This distribution was not dependent on having achieved the year’s budget.
     In 2003 the Board of Directors approved a new compensation package for management, effective as of the year ended December 31, 2003. The primary difference between this compensation scheme and the previous plan is that the actual accrual of benefits is now significantly dependent on performance by Management. In fact, senior management may be entitled to nothing if a certain percentage of the year’s budgeted Earnings before interest, tax, depreciation and amortization (“EBITDA”) is not achieved.
     We believe this package is better because it ties top management’s compensation to actual performance, and therefore aligns the interest of Management and shareholders. The aggregate amount of compensation approved under this new system for management for fiscal year 2005 was US$ 13.4 million, compared to US$10.5 million in 2004.
Compensation of Directors
     On June 22, 2006, our shareholders approved the proposed aggregate compensation to Directors for fiscal year 2005, which was US$1.4 million. In addition to this, a compensation of US$ 280,000 was approved for the members of the Audit Committee.
     On June 24, 2005, our shareholders approved an aggregate amount of compensation to Directors of US$1.5 million for fiscal year 2004.
Employee benefits
a) Short-term employee benefits
These include benefits such as wages, salaries and social security contributions. Amounts payable are included in “Trade and other payables”.
b) Social security contributions
Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans to which employees may elect to contribute. As stipulated by Argentine Law, Cervecería y Maltería Quilmes S.A.I.C.A y G. or “CMQ” makes monthly contributions calculated based on each employee’s salary to fund such plans. The related amounts are expensed as incurred. No additional liabilities exist once the contributions are paid.

Argentine laws provide for mandatory pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans (Pension Funds) to which employees may elect to direct their mandatory contributions. Under the features of the Plan, participants may elect to direct their voluntary contributions to Retirement Funds or the same Pension Fund where their mandatory contributions are held. Provided the participant has elected to direct his or her contributions to an authorized Investment Retirement Fund or Pension Fund, eligible participants must make monthly pre-tax contributions to the Plan of up to 7.5% or 11% of their eligible earnings, respectively. This defined contribution plan requires that our Argentine subsidiary make matching contributions equal to 100% of the employee contribution. Based on the uncertainty regarding the updating of the funds deposited, generated by the economic crisis that affected Argentina in the recent past, although the plan remained current, deposits in private companies were suspended, maintaining the reserves on the company’s records. The reserved contributions were deposited during 2006, as employee voluntary contributions and the Company’s matching contributions were resumed. No additional liabilities exist once the contributions are paid.
c) Employees severance indemnity
It includes the liability accrued on behalf of Quinsa’s Bolivian subsidiaries’ employees at the balance sheet date in accordance with current legislation, which establishes payment of indemnity based on length of service equivalent to a monthly salary per year of service to personnel retiring voluntarily after at least five uninterrupted years of work.
Additionally, by means of the “Convenio Cervecero” (which operates in Argentina’s subsidiary) the Company has the obligation to make a lump sum payment to certain qualifying employees when they retire if they comply with certain requirements (i.e.: a minimum service period of ten years);
These provisions are measured at the present value of the estimated future cash outflows using applicable interest rates.
d) Post-employment benefits
Employee entitlements to annual leave and long-service leave are accrued as earned.
e) Management bonus program
Some of the Company’s directors and officers participate in performance and seniority-based remuneration plans pursuant to which they receive an annual bonus as an incentive compensation for their services. During fiscal year 2003, the Company implemented a new system for calculating that incentive, through which it became a 100% variable incentive depending on the Company’s results. The bonus management program is accrued as earned.
BOARD PRACTICES
     The following chart provides the year in which each person became a Director of the Company as well as the date of expiration of their current term of office:

Name	Director Since	Term Expiration
Jacques-Louis de Montalembert	1996	June 2008
Gonzalo Tanoira	2005	June 2009
Alvaro Sáinz de Vicuña	1996	June 2011
Federico Sáinz de Vicuña	1993	June 2009
Milton Seligman	2005	June 2006
Victorio Carlos De Marchi	2003	June 2008
Carlos Alberto da Veiga Sicupira	2003	June 2009
João M. Giffoni Castro Neves	2005	June 2009
Alvaro Cardoso de Souza	2005	June 2006

Name	Director Since	Term Expiration
Gustavo Alfredo Horacio Ferrari	2005	June 2006
Alexander James Christopher Harper	2005	June 2006
Floreal Horacio Crespo	2005	June 2006
Beverage Associates (BAC) Corp., represented by Guillermo Engels	2003	June 2008
Dunvegan S.A., represented by Roberto Moses Thompson Motta	2004	June 2009
     None of our Directors have entered into service contracts with us or any of our subsidiaries providing for benefits upon termination of employment.
     As of May 28, 2003, we established a compensation committee (“Compensation Committee”). Its members are Mr. Alberto Sicupira and Mr. Guillermo Engels. Mr. Marcel Telles and Mr. Carlos Miguens were members until they resigned in May 2004 and May 2006, respectively. The Compensation Committee makes recommendations to the Board regarding the compensation of management which is subsequently decided on by the Board of Directors.
          On July 19, 2005, our Board established an Audit Committee comprised of four directors, Mr. Alvaro de Souza, Mr Gustavo Alfredo Horacio Ferrari, Mr. Floreal Horacio Crespo and Mr. Alexander J.C. Harper. Mr. Floreal Horacio Crespo is the chairman of the Audit Committee and our Board has determined that Mr. Crespo is an audit committee financial expert within the meaning of SEC Rule 3.03A.06 and the listing standards of the New York Stock Exchange. Our Board also has determined that each member of the Audit Committee is “independent” within the meaning of this rule and these standards.
          The Audit Committee has responsibility for reviewing and approving the appointment, compensation and retention of the independent public accountants who audit our financial statements, for reviewing our annual and periodic financial statements and any accompanying reports through discussions with management and our auditors and for reviewing and assessing our internal audit systems and controls. The Audit Committee focuses particularly on compliance by the Company with legal requirements and accounting standards. Between the time of its formation in July of 2005 and December 31, 2005, the Audit Committee met five times.
EMPLOYEES
     As of December 31, 2005, we employed 6,649 people. Of these employees, approximately 4,558 were based in Argentina, 785 in Bolivia, 290 in Chile, 575 in Paraguay and 441 in Uruguay. Of these same employees, 4,366 are engaged in both industrial activities such as brewing, malting and bottling and in logistics, 1,759 in commercial activities such as sales and marketing and 524 in finance, administration and other activities.
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
     Our labor contract with our soft drink workers’ trade union in Argentina will expire on June 30, 2006. We have begun discussions of a new contract with the union and we expect the members of the union to continue working under the terms of the old contract until a new one is agreed on. While we are not expecting any material adverse effects on our financial performance from the fact that our soft drink workers will be working without a contract or from these negotiations, the outcome at this time is uncertain
SHARE OWNERSHIP

     As of April 30, 2006, none of our Directors or executive officers held directly any of the Class A or Class B shares and no stock options have been granted to our Directors, executive officers or any other employee.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
MAJOR SHAREHOLDERS
     One of our largest shareholder is BAC which, as of December 31, 2005, held 373,520,000 Class A shares, or 54.90% of our outstanding voting shares net of treasury stock. BAC was organized in the British Virgin Islands in 1994 by various individual shareholders who are descendants of the Bemberg family, our founding family. BAC’s principal purpose is to hold a controlling interest in the Class A shares. Shareholders of BAC are restricted in their ability to transfer shares in BAC to persons other than BAC shareholders.
     On January 31, 2003, AmBev subscribed for 26,388,914 Class B shares from Quinsa and acquired 230,920,000 Class A shares from BAC, together totaling 36.18% of the voting rights in Quinsa. As disclosed in its Schedule 13D/A filed with the SEC on October 9, 2003, AmBev completed a subsequent acquisition of an additional 12,000,000 Class B shares. Consequently, as of December 31, 2005, AmBev owned 40.7% of the voting power of Quinsa. See “Item 4. Information on the Company—History and Development—Recent Events—Relationship with AmBev.”
     The Escrow Agreement entered into as part of our original AmBev alliance agreements ensures that BAC’s voting rights in the Company (net of voting rights exercisable with the mutual consent of BAC and AmBev) do not exceed 50%. Pursuant to this agreement, BAC has deposited 60,000,000 of its Quinsa Class A shares with the escrow agent in order to ensure that such shares will only be voted upon joint written instructions from both BAC and AmBev for so long as both BAC and AmBev hold the Requisite Percentage (as defined below). Consequently, BAC is permitted to vote (without AmBev’s consent) less than 50% of the voting power of Quinsa. If necessary, the 60,000,000 Class A shares will be adjusted in amount from time to time to prevent either BAC or AmBev from exercising (without the consent of the other) a majority of voting rights in Quinsa.
     The following table sets forth the estimated relative ownership interests in the Class A shares and the Class B shares of BAC, AmBev and our Directors and executive officers as a group and their respective economic and voting power as of April 30, 2006 (before giving effect to the Escrow Agreement):

			Directors and
	BAC	AmBev	Executive Officers
Class A shares	373,520,000	230,920,000	0
Class B shares(3)	0	38,378,414	0
Economic Interest(1)	34.46%	56.71%	0
Voting Power(1)(2)(4)	56.46%	40.70%	0

(1)	Net of treasury stock. BAC’s voting power is limited by the Escrow Agreement, as explained above.

(2)	BAC is permitted to vote (without AmBev’s consent) less than 50% of the voting power of Quinsa.

(3)	AmBev’s total includes 12,000,000 Class B shares acquired after February 1, 2003 as disclosed on AmBev’s Schedule 13D/A filed with the SEC on October 9, 2003.

(4)	As of December 31, 2005, 11,202 ADSs were held by Directors and Executive Officers, which is approximately 0.02% of Quinsa’s capital in terms of voting power.
     As of March 31, 2006, there were 10,314,099 ADSs (which translates into 20,628,198 Class B shares). The Company has identified 25 institutional holders of these ADSs that together accounted for 2,263,341 ADSs, although we do not know how many persons are beneficial owners of these ADSs. Total ADSs represent approximately 42.3% of the total outstanding Class B shares, while identified holders accounted for 9.3% of the total outstanding Class B shares.
The 2006 Letter Agreement

     On April 13, 2006, subject to certain conditions, BAC agreed to sell to AmBev and AmBev agreed to purchase from BAC all of BAC’s remaining Quinsa shares for an aggregate cash purchase price of US$1,223,915,000, subject to certain possible adjustments. See “Item 4. Information on the Company – History and Development ___Relationship with AmBev –Transfer of Control to AmBev” for more information.
Quinsa Shareholders Agreement
     Pursuant to the Quinsa Shareholders Agreement, so long as AmBev and BAC each has the Requisite Percentage (as defined below) each of AmBev and BAC will have the right to nominate:
a.	50% of the Directors constituting the Quinsa Board of Directors and

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
     In addition, as long as each of AmBev and BAC owns the Requisite Percentage, we agreed not to take certain actions, and not to permit our subsidiaries to take certain action, without the consent of AmBev and BAC. Examples of actions taken by us or our subsidiaries that could or would require prior consent by AmBev and BAC include: material or multi-year contracts, capital expenditures (except as noted below), business outside of beverages or South America, product pricing, issuance or repurchase of shares or incurrence of debt above certain threshold amounts, changes in senior management compensation, changes in dividend policy, merger or sale of Quinsa or its significant subsidiaries, any going-private transaction, material asset sales or spin offs, material acquisitions, changes to our charter or by-laws or those of our significant subsidiaries, filing for bankruptcy, and liquidation or dissolution for us or our significant subsidiaries. Effective upon execution of the 2006 Letter Agreement on April 13, 2006, BAC’s approval is no longer required for (1) the approval of capital expenditures made by Quinsa or its subsidiaries in the countries in which we were operating as of April 13, 2006, (2) the taking of any action in connection with the approval by the Argentine antitrust authorities of the sale by BAC to AmBev of its remaining shares, or (3) the taking of any action in connection with completing the divestitures or taking the other actions that the antitrust authorities required as part of their approval of the original strategic alliance between Quinsa and AmBev. If AmBev’s or BAC’s Voting Interest decreases, but remains above certain threshold amounts, then certain actions above will continue to require consent by both parties, and so long as AmBev and BAC own one-third or more of the Voting Interest, the affirmative vote of both will be required for any capital increase. Consequently, a cooperative relationship between BAC and AmBev significantly enhances the ability of Quinsa to conduct its business in an efficient and effective manner. The absence of such a relationship could materially adversely affect our business.
     AmBev also is prohibited from acquiring any ownership interest in or substantial assets of any businesses involving the manufacture, marketing, sale or distribution of beverages in Chile without first offering us the opportunity to make such acquisition.
     Upon the completion of the sale of BAC’s shares to AmBev (i) the Quinsa Shareholders’ Agreement will terminate, (ii) BAC will no longer have any rights to nominate Directors; (iii) the Directors nominated by BAC must resign; (iv) as promptly as practicable, the Quinsa board and each subsidiary board will be reconstituted to include only Directors nominated or approved by AmBev, subject to the rights of any shareholders under any subsidiary’s charter or by-laws or any existing shareholders agreement to nominate Directors; and (v) the Quinsa Shareholders Agreement will terminate.
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
RELATED PARTY TRANSACTIONS
     The Company is controlled by Beverage Associates Corp. (“BAC”) and by Companhia de Bebidas das Américas (through NCAQ and Dunvegan), whom at December 31, 2005 indirectly owned an economic interest of 34.5% and 56.7% respectively, of Quinsa and 56.5% and 40.7%, respectively, of the voting rights. The ultimate controlling entity of the Company is InBev N.V.
The following transactions were carried out with related parties:
(a) Sales of goods and services (US$ million)

	2005	2004
Sales of goods:
– Goods	1.0	—
– Raw material	0.4	1.3
– By products	0.8	—
Sales of services:
– Storage services	0.4	—

	2.6	1.3

The Company sold barley and seeds to Maltería Pampa S.A. (AmBev ´s subsidiary) for US$ 0.4 million (2004: US$ 1.3 million). Additionaly, the Company sold goods to AmBev Peru and AmBev Ecuador, and by products to Compal S.A. (which is 60% owned by Arfinsa, company indirectly owned by certain members of the Bemberg family – the Company ´s primary shareholder). Services consist mainly of storage services sold to Compal S.A.
(b) Purchases of goods and services (US$ million)

	2005	2004
Purchases raw materials:
– Raw materials	11.1	9.9
Purchases of services:
– Services of key management personnel	—	0.4
– InBev (management services)	0.5	—
– Logistics services	—	1.3
Other costs:	1.0	—

	12.6	11.6

The Company purchased several raw materials including malt, from Maltería Pampa S.A. (AmBev’s subsidiary), and corn grits and rice from Compal S.A. (which is 60% owned by Arfinsa, company indirectly owned by certain members of the Bemberg family).

Services consist mainly of: fees for services, corresponds to certain administrative fees charged by Arfinsa; and integrated logistics support to the Company’s supply chain, from the inbound raw material supply through finished goods distribution, including dedicated contract carriage, the management of carriers, and other supply chain services.
Additionally, on August 3, 2005 Quinsa announced that it has entered in agreement with its controlling shareholder BAC and AmBev pursuant it has agreed to purchase from BAC its 5.32% equity interest in QI(B) for a preliminary price of US$ 110 million. Upon completion of this transaction, Quinsa owns 92.95% of QI(B) and AmBev owns the remaining 7.05%.. As of December 31, 2005 the amount owed by the Company is US$ 5.4 million (See note 17 to our Consolidated Financial Statements).
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
     The Company booked reserves amounting to US$29.9 million as of December 31, 2005, to cover for contingencies. In 1997, our former subsidiary Baesa sold its Brazilian soft-drink business to AmBev. At the time of the sale, the business had certain material existing and potential claims, lawsuits and proceedings. Our established reserves include what management believes to be adequate coverage related to this transaction (See Note 20 to our Consolidated Financial Statements).
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
Significant Changes
     Except as otherwise described in our annual financial statements, there have been no significant changes in our business, financial conditions or results since December 31, 2005.
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

	Price per Class B share(1)		Price per ADS(2)(3)
	High	Low	High	Low
2001	$10.90	$5.00	$24.12	$9.95
2002	6.38	2.52	13.09	5.73
2003	8.16	2.90	16.77	6.35
2004	10.00	7.25	20.18	14.57
2005	17.00	7.65	35.77	16.06

2003
1st Quarter	3.52	2.72	8.11	6.35
2ndQuarter	6.15	3.21	13.80	7.65
3rd Quarter	7.20	5.69	15.61	11.56
4th Quarter	8.16	7.20	16.77	14.94

2004
1st Quarter	9.99	7.80	20.18	16.65
2nd Quarter	9.75	7.45	19.50	14.57
3rd Quarter	9.23	7.25	18.58	14.89
4th Quarter	8.89	7.41	17.99	16.00

2005
1st Quarter	10.00	7.65	22.98	16.06
2nd Quarter	12.79	9.75	25.86	22.59
3rd Quarter	16.55	11.50	35.77	24.17
4th Quarter	17.00	13.70	34.20	29.75

2006

December 2005	17.00	14.80	40.24	32.70
January 2006	16.63	15.40	36.70	34.66
February 2006	16.15	15.90	37.54	34.98
March 2006	19.36	18.17	42.81	38.20
April 2006	21.00	17.00	45.80	37.65
May 2006	23.99	21.00	51.49	46.40

(1)	Source: Luxembourg Stock Exchange.

(2)	Source: New York Stock Exchange.

(3)	The ADSs have been restated to give retroactive effect to the change in ratio of Class B shares to ADSs. After approval of the recapitalization plan, each ADS represents two Class B shares, whereas previously each ADR had represented one non-voting share.

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

	Price per Class A share (2)(3)
	High	Low
2001	$0.98	$0.55
2002	0.73	0.43
2003	0.83	0.29
2004	1.03	0.55
2005	1.60	0.61

2003
1st Quarter	0.51	0.30
2ndQuarter	0.71	0.29
3rd Quarter	0.83	0.60
4th Quarter	0.83	0.76

2004
1st Quarter	1.03	0.82
2nd Quarter	0.99	0.74
3rd Quarter	0.92	0.68
4th Quarter	0.86	0.55

2005
1st Quarter	1.00	0.61
2nd Quarter	1.25	0.97
3rd Quarter	1.60	1.20
4th Quarter	1.56	1.37

2006

December 2005	1.55	1.49
January 2006	1.74	1.57
February 2006	1.75	1.67
March 2006	1.88	1.80
April 2006	2.12	1.75
May 2006	2.37	2.20

(1)	Source: Luxembourg Stock Exchange

(2)	The prices of our Class A shares have been restated to give retroactive effect to the 10:1 split which occurred as a result of our recapitalization in June 2001.

     ITEM 10. ADDITIONAL INFORMATION
MEMORANDUM AND ARTICLES OF INCORPORATION
Register
     We were incorporated by deed of Maître Camille Hellinckx, a notary residing in Luxembourg, on December 20, 1989. This deed was published in the Mémorial Recueil des Sociétés et Associations (the “Mémorial”), number 209 on June 26, 1990. Our Statuts Coordonnés, which include both charter and by-laws, (the “Articles” or “Articles of Incorporation”) were amended on the following dates: (1) June 11, 1992 by deed of Maître Camille Hellinckx published in the Mémorial, number 339 on August 6, 1992; (2) December 10, 1993 by deed of Maître Camille Hellinckx published in the Mémorial, number 7 on January 7, 1994; (3) June 24, 1994 by deed of Maître André Schwachtgen, published in the Mémorial, number 325 on September 6, 1994; (4) February 6, 1996 by deed of Maître Camille Hellinckx published in the Mémorial, number 117 on March 7, 1996; (5) April 25, 1996 by deed of Maître Camille Hellinckx published in the Mémorial, number 299 on June 19, 1996; (6) October 9, 2000 by deed of Maître Reginald Neuman published in the Mémorial, number 830 on November 13, 2000; (7) June 8, 2001 by deed of Maître Reginald Neuman published in the Mémorial, number 1173 on December 15, 2001; (8) August 8, 2001 by deed of Maître Reginald Neuman published in the Mémorial, number 117 on January 22, 2002; (9) January 31, 2003 by deed of Maître Jean-Joseph Wagner published in the Mémorial, number 270 on March 13, 2003; (10) June 27, 2003 by deed of Maître Jean-Joseph Wagner published in the Mémorial, number 829 on August 12, 2003; (11) August 4, 2003 by deed of Maître Jean-Joseph Wagner published in the Mémorial, number 941 on September 12, 2003; (12) June 24, 2005 by deed of Maître Wagner published in the Mémorial, number 1134 on November 2, 2005; (13) July 15, 2005 by deed of Maître Jean Joseph Wagner published in the Mémorial, number 1421 on December 20, 2005; and (14) June 22, 2006 by deed of Maître Jean Joseph Wagner (not yet published).
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
General Meetings
     The annual general meeting of our Class A and Class B shares is held in the city of Luxembourg, at the place indicated in the notices of meeting. In the past, the annual general meeting has been held on the first business day following the fourth Thursday of June at 10:00 A.M. However, on June 24, 2005, our shareholders voted to hold our annual general meeting on the first business day following the second Tuesday of July at 10:00 A.M. The purpose of the amendment is to allow the shareholders to vote on the annual accounts for the fiscal year ended April 30, 2005. See Item 4. Information on the Company—History and Development—Recent Events—Stock Repurchases, Dividends, and Changes to our Fiscal Year for more information. On July 15, 2005 our shareholders resolved to revert to the previous date and time for the annual general meetings, which are again to be held on the first business day following the fourth Thursday of June at 10:00 a.m.
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
2005 Letter Agreement between Quinsa, BAC and AmBev. On August 3, 2005, BAC agreed to sell to Quinsa and Quinsa agreed to acquire from BAC, the QI(B) shares held by BAC. As a consequence, Quinsa acquired an additional 5.32% of QI(B)’s capital for a consideration of US$110 million. The price for these shares was actually established by means of a calculation based on a multiple to QI(B)’s earnings before taxes, interest, depreciation and amortization (“EBITDA”) for 2005 of six times. Since QI(B)’s EBITDA for 2005 was actually higher than expected at the time of this transaction, an additional amount of US$4.4 million will be paid as part of the price.

2006 Letter Agreement between Quinsa, BAC and AmBev. On April 13, 2006, BAC agreed, subject to certain conditions, to sell to AmBev and AmBev agreed to acquire from BAC all of BAC’s remaining Quinsa shares for an aggregate cash purchase price of US$1,223,915,000, subject to certain adjustments. See “Item 4. Information on the Company – History and Development – Relationship with AmBev – Transfer of Control to AmBev” for more information.
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
     Holders of ADSs or our shares, except those who are residents of (or, in certain circumstances, formerly residents of), or are domiciled or have a permanent establishment in, Luxembourg, are not subject to income tax, wealth tax, or capital gains tax in respect of the ADSs or shares held. If however, a non-resident holder of ADSs or shares will be subject to Luxembourg tax on capital gains on the disposition of ADSs or shares during the first six months following their acquisition, if such non-resident holder has owned alone, or together with his or her spouse and minor children, directly or indirectly, at any point within the 5 year term preceding the disposition, more than 10% (or 25% until and including December 31, 2007 for certain shareholdings acquired prior to January 1, 2002) of our share capital.
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
     Taxation of Distributions. To the extent paid out of our current or accumulated earnings and profits (as determined in accordance with United States federal income tax principles), distributions made with respect to ADSs or shares (other than certain pro rata distributions of our capital stock or rights to subscribe for shares of our capital stock) will be includible in income as ordinary dividend income. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends received by non-corporate U.S. holders on ADSs or shares may be subject to U.S. federal income tax at lower rates (generally 15%) than other types of ordinary income. You should consult your own tax advisors regarding their particular circumstances. Such dividends will not be eligible for the “dividends received deduction” generally allowed to corporations under the Code. Dividends generally will constitute foreign source “passive” income for U.S. foreign tax credit purposes.
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
     Passive Foreign Investment Company Rules. We believe that we will not be considered a “passive foreign investment company”, or “PFIC”, for United States federal income tax purposes for the taxable year 2005. However, since our PFIC status for each year depends upon the composition of our income and assets and upon the market value of our assets (including, among others, equity investments less than 25% owned) from time to time, there can be no assurance that we will not be considered a PFIC. If we were considered a PFIC for any taxable year during which you hold ADSs or shares, certain adverse consequences could apply to you, including the imposition of tax at higher rates than would otherwise apply.
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
     Information Reporting and Backup Withholding. Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of back-up withholding, you provide a correct taxpayer identification number and certify that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.
CORPORATE GOVERNANCE
Significant Differences between Quinsa’s Corporate Governance Practices and U.S. Companies’ Practices under NYSE Sections
On March 17, 2006 the board of the Luxembourg Stock Exchange approved a 10-point Luxembourg Corporate Governance code that shall come into effect on January 1st, 2007. Quinsa is currently reviewing this new set of rules and its potential impact on its existing Corporate Governance practices in order to adapt where necessary or desirable. The description below does not take into account this new set of rules.
     Currently, Quinsa’s corporate governance practices are governed by the applicable Luxembourg law (particularly, the law of August 10, 1915 concerning commercial companies (as amended)), as well as by its Articles of Incorporation. Quinsa has securities that are registered with the SEC and are listed on the NYSE, and is therefore subject to corporate governance requirements applicable to NYSE-listed non-U.S. companies.
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
     Audit Committee. Under NYSE Section 303A.06, listed companies must have an audit committee that complies with SEC requirements. Foreign private issuers (non-U.S. Companies) were required to have this audit committee in place prior to July 31, 2005. The Board of Directors created an audit committee and adopted a written Audit Committee Charter on July 29, 2005 which it believes complies with the requirements of the SEC. Luxembourg law allows the Board to delegate day-to-day management and Quinsa’s Articles allow for an audit committee.
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
     The Takeover Directive. The Takeover Directive. By a law ofMay 19, 2006 Luxembourg enacted a law on public takeover bids (the “Law”) implementing the European Union Takeover Directive (“Directive”) of April 21, 2004. The Law contains provisions that differ, in certain instances, from existing SEC rules and from certain state corporation laws. For example, the Law compels a person who acquires (alone or together with other persons acting in concert) voting control of a company (set at a threshold of 33 1/3% or more of the voting rights) to make an offer to all holders of the company’s securities at an equitable price. Conversely, the Law contemplates provisions pursuant to which minority shareholders could be forced to sell their shares (squeeze out) or could force the controlling shareholder to acquire their shares (reverse squeeze out) at an equitable price once the applicable threshold of control is reached by the acquirer (set at 95% for the squeeze out and 90% for the reverse squeeze out).
DOCUMENTS ON DISPLAY
     We file annual and certain other information with the SEC. You may read and copy any document that we file at our public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site at http://www.sec.gov, from where you can access our filings. Our Internet address is http://www.quinsa.com. This website is not an integral part of this annual report on Form 20-F.
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
Interest Rate Risk
     Our exposure to interest rate risk is limited to the exposure related to our cash on hand and deposited with banks, and our short-term investments (referred to as cash and cash equivalents) and short-term and long-term obligations, which are tied to market interest rates. As of December 31, 2005, we had cash equivalents and short-term investments of US$159.5 million. Our investment portfolio primarily consists of cash equivalents. Accordingly, the carrying amounts approximate market value.
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
     In view of the nature of our portfolio, a 10% movement in market interest rates would not have a significant impact on the total value of our portfolio as of December 31, 2005.
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
Principal Cash Flows and Related Weighted Average Interest Rates
(amounts in US$ million)

	Average
	weighted
	Interest Rate	2006	2007	2008	2009	2010	2011	2012	Total (1)
Fixed rate loans
Dollar-denominated	7.4%	8.7	17.4	44.6	29.7	29.6	29.6	29.6	189.2
Local currency-denominated	10.4%	55.1	41.8	13.4	0.7	—	—	—	111.0
Total fixed rate loans		63.8	59.2	58.0	30.4	29.6	29.6	29.6	300.2

Floating rate loans
Dollar-denominated	9.0%	33.0	59.6	—	—	—	—	—	92.6
Total floating rate loans		33.0	59.6	—	—	—	—	—	92.6
TOTAL		96.8	118.8	58.0	30.4	29.6	29.6	29.6	392.8

(1)	The carrying amounts of short-term debt and long-term debt approximate their respective fair values.

Commodity Price Exposure
     Agricultural commodities constitute the principal raw materials used in our business, including barley, malt, rice, corn grits and sugar. Other raw materials purchased include aluminum cans and PET bottle _plicabl. These raw materials are normally purchased through supplier contracts. Prices of agricultural commodities tend to fluctuate due to seasonal, climatic and economic factors that may also affect our business. We believe that the raw materials for our products are readily available from a variety of independent suppliers. We are subject to market risk with respect to the cost of commodities because our ability to recover increased costs through higher pricing may be limited by the competitive environment in which we operate. In addition, we may enter into commodity futures and options contracts as deemed appropriate to reduce the effect of price fluctuations, although we have not done so for significant amounts. However, we may do so in the future. A 10% increase in the price of commodities would reduce our net income for a full year by approximately US$6 million in the event that we were not able to increase prices to compensate.
     For inventory, the following table presents the carrying amount at December 31, 2005 per major category:

Commodity Position on Balance Sheet	Carrying Amount(1)
(in US$ millions)
Barley Inventory	35.1
Cans Inventory	0.5
Malt Inventory	2.9
PET preforms Inventory	1.3
Total	39.8

(1)	The carrying amounts of these inventories approximate their respective fair values.
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
     On January 6, 2002, the Argentine Congress enacted the Public Emergency Law, which amended certain provisions of the Convertibility Law and eliminated the requirement that the Argentine Central Bank’s reserves in gold and foreign currency at all times be equivalent to at least 100% of the monetary base. The Public Emergency Law abolished the U.S. dollar to Argentine peso parity regime and granted the executive branch the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market. The peso now floats freely, although the Argentine Central Bank from time to time enters into the market to minimize fluctuations. From a low of P$2.84 to US$1.00 on June 14, 2003, the peso has since depreciated relative to the dollar, and on June 8, 2006, the peso traded at an exchange rate of P$3.0827 per US$1.00, as published by Central Bank of Argentina.
     Argentine operations accounted for approximately 66.3% of our revenues in 2005 and 66.1% in 2004. Argentine operations accounted for approximately 58.6% of our our consolidated operating profit in 2005 and 52.3% in 2004.
     Operating in other international markets involves exposure to movements in other foreign exchange rates, primarily the Bolivian peso, Chilean peso, Paraguayan guaranties and Uruguayan pesos. Changes in foreign exchange rates would have the largest impact on translating our international operating profit into U.S. dollars.

     A 10% devaluation of all of the local currencies in the markets in which we operate would decrease our net income by approximately US$50.0 million, provided that our prices were not increased nor costs decreased to compensate.
     To date, we have not hedged the value of net investments in foreign currency denominated operations and translated earnings of foreign subsidiaries. Starting in 2006, we hedged a portion of our net debt currency exposure (i.e., dollar-denominated debt minus dollar-denominated cash and cash equivalents). Our currency hedging activity has been restricted, to date, to short-term forward currency contracts. As of June 15th, 2006, we have acquired US$40 million in the forward market and for terms not exceeding one year. The possibility of hedging in Argentina is, and has been for at least four years, rather limited, both in terms of the instruments available and of the lack of liquidity in the markets. We will assess the need to utilize financial instruments to hedge currency exposures on an ongoing basis. We do not use derivative financial instruments for speculative trading purposes.
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
ITEM 15. CONTROLS AND PROCEDURES
     Beginning with the fiscal year ending December 31, 2006, Section 404 of the Sarbanes Oxley Act of 2002 will require us to include an internal control report of management with our annual report on Form 20-F. The internal control report must contain (1) a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting, (2) a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of our internal control over financial reporting, (3) management’s assessment of the effectiveness of our internal control over financial reporting as of the end of our most recent fiscal year, including a statement as to whether or not our internal control over financial reporting is effective and (4) a statement that our independent auditors have issued an attestation report on management’s assessment of our internal control over financial reporting.
Evaluation of disclosure controls and procedures
     Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2005 (the “Evaluation Date”), have concluded that as of the Evaluation Date the Company’s disclosure controls and procedures were effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.
Changes in internal controls

     There has been no change in Quinsa’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, Quinsa’s internal control over financial reporting.
ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
     Our Board of Directors has determined that one member of Quinsa’s Audit Committee, Mr. Floreal Horacio Crespo, is an audit committee financial expert as defined in Item 16A of Form 20-F. Mr. Crespo is an “independent” member of the Board of Directors in accordance with the NYSE listing standards applicable to Quinsa.
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The following fees were paid to PricewaterhouseCoopers, our independent auditors, for services rendered during the last two fiscal years (US$ thousand):

	2004	2005
Audit Fees(1)	662.5	737.9
Audit -related Fees(2)	105.5	43.2
Tax Fees(3)	195.5	177.0
AllOther Fees(4)	3.9	28.5

(1)	“Audit fees” includes fees for audit or review services in accordance with generally accepted auditing standards, including statutory audit work for foreign operations.

(2)	“Audit-related fees” include services related to the performance of the audit not reported in audit fees.

(3)	“Tax fees” includes fees for tax compliance services.

(4)	“All other fees” includes fees billed related to publication provided to the Company.
     Audit Committee’s Pre-Approval Policies and Procedures. Our Audit Committee pre-approves the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services. The Audit Committee may delegate its authority to pre-approve services to one or more Audit Committee members, provided that such designees present any such approvals to the full Audit Committee at the next Audit Committee meeting. Since its establishment in July 2005, The Audit Committee pre-approved all audit and non-audit services provided by our independent auditor.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.
ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE COMPANY

				(d) Total Number	(e) Approximate
				of ADSs	Dollar Value of
				Purchased in 2005	ADSs that May
	(a) Total Number	(b) Average Price		as Part of Publicly	Yet Be Purchased
Period of Fiscal	of ADSs	Paid per ADS	© Total Dollar	Announced Plans	Under the Plans or
Year	Purchased	(US$)	Amount Paid	or Programs	Programs
April, 2005 (1)	440,900	24.43	10,771,812	440,900	72,770,000
May, 2005 (1)	76,000	24.95	1,896,200	516,900	70,874,000
August, 2005 (2)	308,000	30.88	9,511,040	824,900	51,548,000
November, 2005 (2)	584,700	31.50	18,418,050	1,409,600	18,000,000
TOTAL	1,409,600	28.80	40,597,102	1,409,600

1)	Pursuant to a US$50 million program announced on March 26th, 2004.

2)	Pursuant to a US$50 million program announced on October 13th, 2005.
During 2005 we also acquired 7,174 Class B shares for US$87,650 and 16,068,903 Class A shares for US$24,858,173 through the Luxembourg Stock Exchange.
PART III
ITEM 17. FINANCIAL STATEMENTS
     The following financial statements are filed as part of this Form 20-F:
ITEM 18. FINANCIAL STATEMENTS
     We have responded to Item 17 in lieu of responding to this Item.
ITEM 19. EXHIBITS

Exhibits
1.1	Articles of Incorporation of Quinsa, as amended (equivalent of both charter and by-laws).

2.1	Deposit Agreement dated February 28, 2002 among Quinsa, The Bank of New York and the holders from time to time of American Depositary Receipts issued thereunder (incorporated by reference to the registration statement on Form F-6 filed on February 20, 2002; File No. 333-83226).*

2.2	Form of American Depositary Receipt for Quinsa Class B shares (included in Exhibit 2.1).*

4.1	Share Exchange Agreement dated May 1, 2002 among Companhia de Bebidas das Américas—AMBEV and Quinsa (incorporated by reference to Exhibit 2.1 of the Schedule 13D relating to Quinsa, filed on May 13, 2002 by AmBev).*

4.2	Memorandum of Agreement dated January 13, 2003 between Heineken, Quinsa, BAC and certain of their respective affiliates dated January 13, 2003 (incorporated by reference to our Annual Report on Form 20-F filed on June 27, 2003 filed as Exhibit 4.2).*

4.3	Letter Agreement dated January 13, 2003 between AmBev, BAC and Quinsa (incorporated by reference to Exhibit 2.4 of the Schedule 13D/A relating to Quinsa filed on February 4, 2003 by AmBev).*

4.4	Quinsa Shareholders Agreement dated as of January 31, 2003 among BAC and AmBev (incorporated by reference to Exhibit 2.5 to Amendment No. 1 to the Schedule 13D relating to Quinsa filed on February 4, 2003 by AmBev).*

4.5	License Agreement dated January 31, 2003 between Quinsa and AmBev (incorporated by reference to our Annual Report on Form 20-F filed on June 27, 2003 as Exhibit 4.4).*

4.6	Distribution Agreement dated January 31, 2003 between Quinsa and AmBev (incorporated by

Exhibits
reference to our Annual Report on Form 20-F filed on June 27, 2003 as Exhibit 4.5).*

4.7	Share Pledge Agreement dated as of January 31, 2003, among BAC, AmBev and Quinsa (incorporated by reference to Exhibit 2.9 to Amendment No. 1 to the Schedule 13D relating to Quinsa filed on February 4, 2003 AmBev).*

4.8	Escrow Agreement dated as of January 31, 2003, among BAC, AmBev and The Bank of New York (incorporated by reference to Exhibit 2.10 to Amendment No. 1 to the Schedule 13D relating to Quinsa filed on February 4, 2003 by AmBev).*

4.9	U.S.$ 150,000,000 Credit Agreement dated as of March 22, 2005 among CMQ and the Branch of Citibank N.A. established in the Republic of Argentina. (incorporated by reference to our Annual Report on Form 20-F filed on June 30, 2005 (as amended on November 23, 2005) as Exhibit 4.9.*

4.10	Agreement dated as of August 3, 2005 among BAC, AmBev and Quinsa.

4.11	Agreement dated as of April 13, 2006 among BAC, AmBev and Quinsa.

Exhibits
8.1	List of Subsidiaries.

10.4	Resolution of the Office of Competition, Deregulation and Consumer Advocacy of the Ministry of Production of the Republic of Argentina regarding the business combination of AmBev and Quinsa—English Translation (incorporated by reference to Exhibit 2.09 to Amendment No. 1 to the Schedule 13D relating to Quinsa filed on February 4, 2003 by AmBev).*

11.1	Code of Ethics (incorporated by reference to our Annual Report on Form 20-F filed on June 30, 2004 as Exhibit 11.1).*

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of A.C. Nielsen Argentina S.A.

15.2	Consent of A.C. Nielsen Chile.

15.3	Consent of CCR/IRI.

15.4	Consent of A.C. Nielsen Uruguay.

15.5	Consent of CIES Internacional.

*	Incorporated by reference.

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUILMES INDUSTRIAL (QUINSA), Société Anonyme.

	By:	/s/ Gustavo Castelli Name: Gustavo Castelli
Title: Chief Financial Officer

Date: June 30, 2006

Quilmes Industrial Société Anonyme
Consolidated Financial Statements
As of December 31, 2005 and 2004, and for the years then ended
84 Grand rue L-I 660,
Grand Duchy of Luxembourg.

Report of Independent Registered Public Accounting Firm
To the Shareholders of
Quilmes Industrial (QUINSA), Société Anonyme
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of Quilmes Industrial (QUINSA) Société Anonyme and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2005 in conformity with International Financial Reporting Standards. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 34 to the consolidated financial statements.

PRICE WATERHOUSE & Co. S.R.L.
by /s/ Marcelo de Nicola (Partner)
Marcelo de Nicola
Buenos Aires, Argentina.

June 29, 2006

Quilmes Industrial (Quinsa) Société Anonyme

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

Consolidated balance sheet

	Note	At 31 December 2005	At 31 December 2004
ASSETS
Non-current assets
Property, plant and equipment	7	609,7	584,0
Goodwill	8	168,7	85,1
Intangible assets	8	170,0	177,1
Investment in associates companies	9	1,2	1,1
Deferred income tax assets	19	57,5	69,5
Investments in financial assets	12	46,2	105,4
Trade and other receivables	10	3,4	3,3

		1.056,7	1.025,5

Current assets
Inventories	11	109,4	88,1
Trade and other receivables	10	90,1	75,9
Other financial assets at fair value through profit or loss	13	3,4	2,8
Investments in financial assets	12	6,8	3,4
Cash and cash equivalents	14	152,7	116,8

		362,4	287,0

Total assets		1.419,1	1.312,5

EQUITY
Capital and reserves attributable the Company’s equity holders
Share capital	15	34,7	41,7
Treasury shares	15	(54,8)	(190,9)
Share premium	15	6,5	200,5
Legal reserve		3,5	4,2
Cumulative translation adjustment	16	(19,7)	(15,4)
Retained earnings		520,5	406,8

		490,7	446,9
Minority interest		72,0	129,8

Total equity		562,7	576,7

LIABILITIES
Non-current liabilities
Borrowings	18	296,0	260,1
Deferred income tax liabilities	19	131,8	132,3
Provisions and other liabilities	20	43,9	41,3

		471,7	433,7

Current liabilities
Trade and other payables	17	192,0	152,4
Current tax liabilities		84,3	42,9
Borrowings	18	96,8	106,8
Provisions and other liabilities	20	11,6	—

		384,7	302,1

Total liabilities		856,4	735,8

Total equity and liabilities		1.419,1	1.312,5

The accompanying notes are an integral part of these consolidated financial statements.

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

Consolidated statement of income

		Year ended 31 December
	Note	2005	2004
Net Sales	6	954,3	765,2
Cost of sales	22	(406,2)	(352,5)

Gross profit		548,1	412,7
Other operating income	21	5,7	5,4
Selling and marketing costs	22	(217,2)	(180,4)
Administrative expenses	22	(54,8)	(49,8)
Other operating expenses	22	(7,7)	(18,8)

Operating profit		274,1	169,1
Finance costs	24	(40,7)	(30,5)
Share of profit of associates	9	0,1	—

Profit before income tax		233,5	138,6
Income tax expense	25	(71,9)	(33,2)

Profit for the year		161,6	105,4

Attributable to:
Equity holders of the Company		131,4	81,7
Minority interest		30,2	23,7

		161,6	105,4

Earnings per share for profit attributable to the equity holders of the Company during the year (expressed in US$ per million shares)
– basic and diluted – Class A shares	26	0,119	0,072
– basic and diluted – Class B Shares	26	1,171	0,627
The accompanying notes are an integral part of these consolidated financial statements.

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

Consolidated statement of changes in shareholders’ equity

	Note	Attributable to equity holders of the Company						Minority interest	Total equity
						Cumulative
		Share	Share	Treasury	Legal	translation	Retained
		capital	Premium	shares	reserve	adjustment	earnings
Balance at 1 January 2004		41,7	200,5	(62,2)	3,4	—	336,9	132,5	652,8
Currency translation adjustments	16	—	—	—	—	(15,4)	—	(1,9)	(17,3)
Profit for the year		—	—	—	—	—	81,7	23,7	105,4
Legal reserve increase		—	—	—	0,8	—	(0,8)	—	—
Purchase of treasury shares	15	—	—	(128,7)	—	—	—	—	(128,7)
Purchase of minority interest		—	—	—	—	—	—	(16,1)	(16,1)
Dividend	27	—	—	—	—	—	(11,0)	(8,4)	(19,4)

Balance at 31 December 2004		41,7	200,5	(190,9)	4,2	(15,4)	406,8	129,8	576,7

Balance at 1 January 2005		41,7	200,5	(190,9)	4,2	(15,4)	406,8	129,8	576,7
Currency translation adjustments	16	—	—	—	—	(4,3)	—	0,3	(4,0)
Profit for the year		—	—	—	—	—	131,4	30,2	161,6
Purchase of treasury shares	15	—	—	(65,6)	—	—	—	—	(65,6)
Share capital reduction	15	(7,0)	(194,0)	201,7	(0,7)	—	—	—	—
Purchase of minority interest		—	—	—	—	—	—	(29,7)	(29,7)
Cash paid to minority shareholders		—	—	—	—	—	—	(16,1)	(16,1)
Dividend	27	—	—	—	—	—	(17,7)	(42,5)	(60,2)

Balance at 31 December 2005		34,7	6,5	(54,8)	3,5	(19,7)	520,5	72,0	562,7

The accompanying notes are an integral part of these consolidated financial statements.

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

Consolidated statement of cash flows

		Year ended 31 December
	Note	2005	2004
OPERATING ACTIVITIES

Profit for the year		161,6	105,4
Adjustments for :
Depreciation and amortization	22	98,8	96,3
Income tax	25	71,9	33,2
Interest expenses		30,9	21,8
Fair value (gains)/ loss on other financial assets at fair value	13	(0,4)	0,7
Interest gain other financial assets	13	(0,2)	—
Share of profit of associates	9	(0,1)	—
Net gain from sale of property, plant and equipment	21	(4,3)	(1,7)
Other non cash items		30,1	21,9
Unrealized foreign exchange losses		4,6	0,2
Currency translation adjustment		(3,9)	(6,1)

Changes in working capital:
Increase in inventories		(25,2)	(15,9)
Increase/ (decrease) in trade and other receivables		(16,5)	(4,9)
Increase in trade and other payables		37,7	18,3
Decrease in provisions and other liabilities	20	(9,8)	(2,9)

Interest paid		(27,5)	(18,5)
Income tax paid		(18,0)	(16,2)

Cash flows provided by operating activities		329,7	231,6

INVESTING ACTIVITIES

Acquisition of property, plant and equipment	7	(126,8)	(72,2)
Acquisition of minority interest	8	(114,5)	(31,5)
Acquisition of intangible assets	8	(8,0)	—
Proceeds from investment in financial assets		55,8	—
Purchase of investment in financial assets		—	(51,1)
Cash paid to minority shareholders		(16,1)	—
Proceeds from disposal of property, plant and equipment		16,6	29,7

Cash flows used in investing activities		(193,0)	(125,1)

FINANCING ACTIVITIES

Dividends paid to company’s shareholders		(17,7)	(11,0)
Dividends paid to minority interest		(42,5)	(8,4)
Purchase of treasury shares	15	(65,6)	(128,7)
Proceeds from borrowings		295,0	198,4
Payment of borrowings		(271,4)	(177,0)

Cash flows used in financing activities		(102,2)	(126,7)

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

		Year ended 31 December
	Note	2005	2004
Net increase / (decrease) in cash and cash equivalents		34,5	(20,2)

Cash and cash equivalents less overdrafts at beginning of year	14	116,8	137,8
Effect of exchange rate and currency translations adjustment		0,4	(0,8)

Cash and cash equivalents less overdrafts at end of years	14	151,7	116,8
The accompanying notes are an integral part of these consolidated financial statements.

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

Notes to the consolidated financial statements
1. General information
Quilmes Industrial Société Anonyme (‘Quinsa’) is a multinational brewer and marketer of beer and other beverages, including soft drinks and bottled water. The vast majority of the Quinsa’s volume is sold in Argentina to independent distributors and retailers. Quinsa and its subsidiaries (together the ‘Company’) have significant operations in the combined Southern Cone markets of Argentina, Bolivia, Chile, Paraguay and Uruguay.
Quinsa is a corporation (Societé Anonyme) domiciled in Luxembourg. The address of its registered office is 84 Grand rue L-I 660, Luxembourg.
The Company has its class A and class B shares listed on the Luxembourg stock exchange (Reuters code: QUIN.LU), and its American Depositary Shares are listed on the New York Stock Exchange (NYSE: LQU).
These consolidated financial statements have been approved for issue by the Board of Directors on June 9th, 2006.
2. Summary of significant accounting policies
2.1 Basis of preparation
The consolidated financial statements of Quinsa have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the EU, and are covered by IFRS 1, “First-time Adoption of IFRS” as they are the first published financial statements of Quinsa under IFRS. The consolidated financial statements have been prepared in accordance with those IFRS standards and IFRIC interpretations issued and effective or issued and early adopted as at the time of preparing these statements (May 2006).
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU, to reflect the financial position and results of operations of Quinsa, a Luxembourg holding company (a corporation organized under the laws of the Grand-Duchy of Luxembourg), and its majority-owned and controlled foreign subsidiaries. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities at fair value through profit or loss.
Quinsa’s consolidated financial statements were prepared in accordance with Luxembourg legal and regulatory requirements (Lux GAAP) until 31 December 2004. Lux GAAP differs in certain significant respects from IFRS. In preparing Quinsa’ 2005 consolidated financial statements, management has adjusted certain accounting and valuation methods applied in the Lux GAAP financial statements to comply with IFRS. The comparative figures in respect of 2004 were restated to reflect these adjustments, except as described in the accounting policies.
Reconciliations and descriptions of the effect of the transition from Lux GAAP to IFRS on the Company’s equity and its net income and cash flows are provided in Note 5.
The preparation of consolidated financial statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.
2.2 Consolidation
(a) Subsidiaries
Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date on which control ceases.
The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the Company’s share of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement (see Note 2.6).
Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Subsidiaries’ accounting

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2005 and 2004 (all amounts in millions of U.S. dollars, unless othewise stated)

policies have been changed where necessary to ensure consistency with the policies adopted by the Company.
(b) Transactions and minority interests
The Company applies a policy of treating transactions with minority interests as transactions with parties external to the Company. Disposals to minority interests result in gains and losses for the Company that are recorded in the income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.
(c) Associates
Associates are all entities over which the Company has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost.
The Company’s share of its associates’ post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Company’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Company does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.
Unrealised gains on transactions between the Company and its associates are eliminated to the extent of the Company’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Associates’ accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Company.
2.3 Segment reporting
A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that is subject to risks and returns that are different from those of segments operating in other economic environments.
2.4 Foreign currency translation
(a) Functional and presentation currency
Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the ‘functional currency’). The consolidated financial statements are presented in US dollar, which is Quinsa’s presentation currency.
(b) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at the year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.
Translation differences on non-monetary items, such as equities held at fair value through profit or loss, are reported as part of their fair value gain or loss.
(c) Company’s entities
The results and financial position of all entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
(i)	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii)	income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii)	all resulting exchange differences are recognised as a separate component of equity (cumulative translation adjustment).
Exchange differences arising from the translation of the net investment in foreign entities are taken to shareholders’ equity on consolidation. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.
Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.
2.5 Property, plant and equipment
Land and buildings comprise mainly factories and offices. All property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and accumulated impairment, except for land, which is carried at acquisition cost less impairment. Historical cost includes expenditures that are directly attributable to the acquisition of the items.
Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2005 and 2004 (all amounts in millions of U.S. dollars, unless othewise stated)

repairs and maintenance are charged to the income statement during the financial period in which they are incurred.
Depreciation on assets is calculated using the straight-line method to allocate the cost of each asset to its residual value over its estimated useful life, as follows:

– buildings	40-50 years
– machinery	10 years
– vehicles	5 years
– furniture, fittings and equipment	3-10 years
– returnable bottles and crates	5-10 years
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.
An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (see Note 2.7).
Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement. Borrowing costs incurred for the construction of any qualifying assets are not capitalised during the period of time that is required to complete and prepare the asset for its intended use. These borrowing costs are expensed.
2.6 Intangible assets
(a) Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in “intangible assets”. Goodwill on acquisitions of associates is included in “investments in associates”. Separately recognised goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.
Goodwill is allocated to cash-generating units for the purpose of impairment testing. Each of those cash-generating units represents the Company’s investment in each business operation in accordance with the segment information disclosed in Note 6.
(b) Trademarks and licences
Trademarks and licences are recognised at cost. They have a finite useful life and are carried at cost less accumulated amortisation and any accumulated impairment losses. Amortisation is calculated using the straight-line method to allocate the cost of trademarks and licences over their estimated useful lives (ranging between ten and twenty years).
2.7 Impairment of non-financial assets
Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment and whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable.
An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.
2.8 Financial Assets
Under IAS 39 “Financial Instruments: Recognition and Measurement”, investments have to be classified in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition.
(a) Financial assets at fair value through profit or loss
This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. When applicable, derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.
(b) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and with no intention of trading. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet (see Note 2.10).
(c) Held-to-maturity investments
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2005 and 2004 (all amounts in millions of U.S. dollars, unless othewise stated)

Company’s management has the positive intention and ability to hold to maturity.
(d) Available-for-sale financial assets
Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date. The Company did not hold any investments in this category during the year.
2.9 Inventories
Inventories are stated at the lower of cost and net realisable value. Cost is determined using the weighted average price method. The cost of finished goods and work in progress comprises design costs, raw materials, direct labor, other direct costs and related production overheads (based on normal operating capacity). It excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.
A provision for obsolescence or slow-moving stock is provided in relation to certain items and spare parts, which is based on management’s analysis of their aging, the usage capacity of such items based on their levels of preservation and maintenance and the potential obsolescence due to technological changes. An allowance for slow moving stock is provided in relation to raw materials and spare parts based on management’s analysis of their aging and realisation value.
2.10 Trade and other receivables
Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. Additionally, this provision is adjusted periodically based on management’s analysis of the aging. The amount of the provision is recognised in Selling and marketing cost in the income statement.
2.11 Cash and cash equivalents
Cash and cash equivalents comprise cash balances and deposits held at call with bank, other short term highly liquid investments with original maturity of three months or less. For the purpose of the statement of cash flow, cash and cash and equivalents are presented net of bank overdrafts.
2.12 Share capital
Ordinary shares are classified as equity.
Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds, net of tax.
Where the Company purchases its equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes), is deducted from equity attributable to the Company’s equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company’s equity holders.
2.13 Borrowings
Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.
Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.
2.14 Income tax – current and deferred
Under present Luxembourg law, so long as the Company maintains its status as a holding company, no income tax, withholding tax (including with respect to dividends), or capital gain tax is payable in Luxembourg by the Company. The current income tax charge is calculated on the basis of the tax laws existing in the countries in which Quinsa’s subsidiaries operate.
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. The deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.
Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2005 and 2004 (all amounts in millions of U.S. dollars, unless othewise stated)

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.
2.15 Employee benefits
a)Short-term employee benefits
These include benefits such as wages, salaries and social security contributions. Amounts payable are included in “Trade and other payables”.
b) Social security contributions
Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans to which employees may elect to contribute. As stipulated by Argentine Law, (Cervecería y Maltería Quilmes S.A.I.C.A y G. or “CMQ”) makes monthly contributions calculated based on each employee’s salary to fund such plans. The related amounts are expensed as incurred. No additional liabilities exist once the contributions are paid.
Argentine laws provide for mandatory pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans (Pension Funds) to which employees may elect to direct their mandatory contributions. Under the features of the Plan, participants may elect to direct their voluntary contributions to Retirement Funds or the same Pension Fund where their mandatory contributions are held. Provided the participant has elected to direct his or her contributions to an authorized Investment Retirement Fund or Pension Fund, eligible participants must make monthly pre-tax contributions to the Plan of up to 7.5% or 11% of their eligible earnings, respectively. This defined contribution plan provides monthly matching contributions, in the Argentina’s subsidiary, equal to 100% of the employee contribution. Based on the uncertainty regarding the updating of the funds deposited, generated by the economic crisis that affected Argentina in the recent past, although the plan remained current, deposits in private companies were suspended, maintaining the reserves on the company’s records. The reserved contributions will be deposited once the final treatment of the Plan has been determined. No additional liabilities exist once the contributions are paid.
c)Employees severance indemnity
It includes the liability accrued on behalf of Quinsa’s Bolivian subsidiaries’ employees at the balance sheet date in accordance with current legislation, which establishes payment of indemnity based on length of service equivalent to a monthly salary per year of service to personnel retiring voluntarily after at least five uninterrupted years of work.
Additionally, by means of the “Convenio Cervecero” (which operates in Argentina’s subsidiary) the Company has the obligation to make a lump sum payment to certain qualifying employees when they retire if they comply with certain requirements (i.e.: a minimum service period of ten years);
These provisions are measured at the present value of the estimated future cash outflows using applicable interest rates.
d)Post-employment benefits
Employee entitlements to annual leave and long-service leave are accrued as earned.
e) Bonus management program
Some of the Company’s directors and officers participate in performance and seniority-based remuneration plans pursuant to which they receive an annual bonus as an incentive compensation for their services. During fiscal year 2003, the Company implemented a new system for calculating that incentive, through which it became a 100% variable incentive depending on the Company’s results. The bonus management program is accrued as earned.
2.16 Provisions
Provisions for restructuring costs, commercial agreements and legal claims are recognised when: the Company has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Generally, accruals are based on developments to date, Quinsa’s estimates of the outcomes of these matters and the advice of Quinsa’s legal advisors. Provisions are not recognised for future operating losses.
2.17 Revenue recognition
Revenues are recognized as sale when the risks and rewards over the goods have been transferred to the buyer. This includes satisfying all of the following criteria:
(a) Sales of goods – wholesale
Sales of goods are recognised when the Company has delivered products to the customer; the customer has accepted the products; and collectibility of the related receivables is reasonably assured.
(b) Interest income
Interest income is recognised on a time-proportion basis using the effective interest method.

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2005 and 2004 (all amounts in millions of U.S. dollars, unless othewise stated)

2.18 Leases
(a) The Company is the lessee
Leases of property, plant and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease’s inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the asset’s useful life and the lease term.
(b) The Company is the lessor
When assets are leased under a finance lease, the present value of the minimum lease payments is recognised as a receivable. The difference between the gross receivable and the present value of the receivable is recognised as unearned finance income. Lease income is recognised over the term of the lease using the net investment method, which reflects a constant periodic rate of return (See Note 10).
2.19 Dividend distribution
As mentioned in Note 15 the dividends that Quinsa may pay to its shareholders are based on its stand-alone financial statements rather than on its consolidated financial statements.
Dividend distribution to the Company’s shareholders is recognised as a liability in the Company’s financial statements in the period in which the dividends are approved by the Company’s shareholders.
2.20 New accounting standards and IFRIC interpretations
Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for Quinsa’s accounting periods beginning on or after 1 January 2006 or later periods but which Quinsa has not early adopted, as follows:
•	IAS 19 (Amendment), Employee Benefits (effective from 1 January 2006). This amendment introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. Management considered this amendment to IAS 19 and concluded that it is not relevant to the Company.

•	IAS 21(Amendment) – Net Investment in a Foreign Operation (effective from 1 January 2006. This amendment identifies further monetary items that can form part of a parent’s net investment in a foreign operation. The Company’s management has not yet assessed the impact of this standard on its financial statements.

•	IAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intragroup Transactions (effective from 1 January 2006). The amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b) the foreign currency risk will affect consolidated profit or loss. This amendment is not relevant to the Company’s operations, as the Company does not have any intragroup transactions that would qualify as a hedged item in the consolidated financial statements as of 31 December 2005 and 2004.

•	IAS 39 (Amendment), The Fair Value Option (effective from 1 January 2006). This amendment changes the definition of financial instruments classified at fair value through profit or loss and restricts the ability to designate financial instruments as part of this category. The Company’s management has not yet assessed the impact of this standard on its financial statements.

•	IAS 39 and IFRS 4 (Amendment), Financial Guarantee Contracts (effective from 1 January 2006). This amendment requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognised at their fair value, and subsequently measured at the higher of (a) the unamortized balance of the related fees received and deferred, and (b) the expenditure required to settle the commitment at the balance sheet date. Management considered this amendment to IAS 39 and concluded that it is not relevant to the Company.

•	IFRS 1 (Amendment), First-time Adoption of International Financial Reporting Standards and IFRS 6 (Amendment), Exploration for and Evaluation of Mineral Resources (effective from 1 January 2006). These amendments are not relevant to the Company’s operations, as the Company does not carry out exploration for and evaluation of mineral resources.

•	IFRS 6, Exploration for and Evaluation of Mineral Resources (effective from 1 January 2006). IFRS 6 is not relevant to the Company’s operations.

•	IFRS 7, Financial Instruments: Disclosures, and a complementary Amendment to IAS 1, Presentation of Financial Statements — Capital Disclosures (effective from 1 January 2007). IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. The Company’s management has not yet assessed the impact of this standard on its financial statements.

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2005 and 2004 (all amounts in millions of U.S. dollars, unless othewise stated)

•	IFRIC 4, Determining whether an arrangement contains a Lease (effective from 1 January 2006). IFRIC 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. Management is currently assessing the impact of IFRIC 4 on the Company’s operations.

•	IFRIC 5, Rights to interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds (effective from 1 January 2006). IFRIC 5 is not relevant to the Company’s operations.

•	IFRIC 6, Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment (effective from 1 December 2005). IFRIC 6 is not relevant to the Company’s operations.

•	IFRIC 7, Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies (effective from 1 March 2006). IFRIC 7 is not relevant to the Company’s operations.

•	IFRIC 8, Scope of IFRS 2 (effective from 1 May 2006). IFRIC 8 is not relevant to the Company’s operations.

•	IFRIC 9, Reassessment of Embedded Derivatives (effective from 1 June 2006). IFRIC 9 prohibits subsequent reassessment of embedded derivatives unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. IFRIC 9 is not relevant to the Company’s operations.
3. Financial risk management
3.1 Financial risk factors
The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk and price risk), credit risk, liquidity risk and cash flow interest risk. The Company’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Company’s financial performance.
The Board of Directors provides the principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest-rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investing excess liquidity. Risk management is carried out by a central treasury department (Company Treasury) who identifies, evaluates and decides whether or not to hedge financial risks in close co-operation with the Company’s operating entities
(a) Market risk- currency risk
The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations.
(b) Credit risk
The Company has no significant concentrations of credit risk due to the large number of internationally dispersed customers. It has policies in place to ensure that sales of products are made to customers with an appropriate credit history.
(c) Liquidity risk
Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.
(d) Cash flow and fair value interest rate risk
The Company’s cash flow interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk. At December 31, 2005, the Company has approximately 82% of its borrowings in fixed rate instruments (2004: 46% of borrowings at fixed rate instruments).
3.2 Fair value estimation
The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.
The Company uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments.
The nominal value less impairment provision of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Company for similar financial instruments.

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2005 and 2004 (all amounts in millions of U.S. dollars, unless othewise stated)

4. Critical accounting estimates and assumptions
Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
In connection with the preparation of the financial statements, Quinsa’s management has relied on variables and assumptions derived from historical experience and various other factors deemed reasonable and relevant. Although these estimates and assumptions are reviewed in the ordinary course of business, the portrayal of Quinsa’s financial condition and results of operations often requires its management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of Quinsa’s assets and liabilities. Actual results may differ from those estimated under different variables, assumptions or conditions. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.
(a) Estimated impairment of goodwill
The Company tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 2.7. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates (see Note 8).
(b) Income taxes
The Company is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.
(c) Provision for contingencies
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
5. Transition to IFRS
5.1 Basis of transition to IFRS
5.1.1 Application of IFRS 1
The Company’s financial statements for the year ended 31 December 2005 are the first annual financial statements that comply with IFRS. The Company has applied IFRS 1 in preparing these consolidated financial statements.
Quinsa’s transition date is 1 January 2004. The Company prepared its opening IFRS balance sheet at that date. The reporting date of these consolidated financial statements is December 31, 2005. The Company’s IFRS adoption date is 1 January 2005.
In preparing these consolidated financial statements in accordance with IFRS 1, the Company has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS.
5.1.2 Exemptions from full retrospective application – elected by the Company
The Company has elected to apply the following optional exemptions from full retrospective application:
(a) Business combinations exemption
Quinsa has applied the business combinations exemption in IFRS 1. It has not restated business combinations that took place prior to the 1 January 2004 transition date.
(b) Fair value as deemed cost exemption
Quinsa has elected to measure certain items of property, plant and equipment at fair value as at 1 January 2004.
(c) Cumulative translation differences exemption
Quinsa has elected to set the previously accumulated cumulative translation to zero at 1 January 2004. This exemption has been applied to all subsidiaries in accordance with IFRS 1.

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2005 and 2004 (all amounts in millions of U.S. dollars, unless othewise stated)

5.1.3 Exceptions from full retrospective application followed by the Company
The Company has applied the following mandatory exceptions from retrospective application.
(a) Derecognition of financial assets and liabilities exception
Financial assets and liabilities derecognised before 1 January 2004 are not re-recognised under IFRS. However, this exception had no impact on these financial statements as it was not applicable since the Company did not derecognize any financial assets or liabilities before the transition date that qualified for recognition.
(b) Hedge accounting exception
The Company has no derivatives that qualify for hedge accounting. This exception is therefore not applicable.
(c) Estimates exception
Estimates under IFRS at 1 January 2004 should be consistent with estimates made for the same date under previous GAAP.
(d) Assets held for sale and discontinued operations exception
Management applies IFRS 5 prospectively from 1 January 2005. Any assets held for sale or discontinued operations are recognised in accordance with IFRS 5 only from 1 January 2005. The Company did not have any assets that met the held-for-sale criteria during the period presented. No adjustment was required.
(e) Exception from restatement of comparatives for IAS 32 and IAS 39
Quinsa has applied IAS 32 and IAS 39 since 1January 2004.
5.2 Reconciliations between IFRS and Lux GAAP
The following reconciliations provide a quantification of the effect of the transition to IFRS. The first reconciliation provides an overview of the impact on equity of the transition at 1 January 2004 and 31 December 2004. The following four reconciliations provide details of the impact of the transition on:
-   equity at 1 January 2004 (Note 5.2.2)
-   equity at 31 December 2004 (Note 5.2.3)
-   net income 31 December 2004 (Note 5.2.4)
-   cash flows 31 December 2004 (Note 5.2.5)
Certain reclassifications have been included in the 2004 financial statements issued under Lux Gaap in order to conform closely to the financial information for the current year.
5.2.1 Summary of equity

	1 January 2004	Note		31 December 2004	Note

Total equity under LUX GAAP	870,4			913,4
Restatement and remeasurement of property, plant and equipment	37,8	5.2.2.	(a)	25,7	5.2.3.	(a)
Deduction of treasury shares from equity	(62,2)	5.2.2.	(e) (f) (g) (h)	(190,9)	5.2.3.	(e) (f) (g) (h)
Remeasurement of intangible asset	(58,2)	5.2.2.	(c)	(51,7)	5.2.3.	(c)
Reversal of goodwill	3,2	5.2.2.	(b)	0,8	5.2.3.	(b)
Reversal of provisions	2,1	5.2.2.	(k)	—
Deferred tax adjustments	(140,3)	5.2.2.	(d) (j)	(120,6)	5.2.3.	(d) (k)

Total equity under IFRS	652,8			576,7

5.2.2 Reconciliation of equity at 1 January 2004

			Effect of transition to
	Note	Lux GAAP	IFRS	IFRS

ASSETS
Non-current assets

Property, plant and equipment	a	592,3	37,8	630,1
Goodwill	b	66,4	3,2	69,6
Intangible assets	c	252,0	(58,2)	193,8
Investment in associates companies		1,1	—	1,1
Deferred income tax assets	d	87,3	9,7	97,0
Investments in financial assets	e	119,8	(62,2)	57,6

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2005 and 2004 (all amounts in millions of U.S. dollars, unless othewise stated)

			Effect of transition to
	Note	Lux GAAP	IFRS	IFRS
Trade and other receivables		8,4	—	8,4

		1.127,3	(69,7)	1.057,6

Current assets
Inventories		82,6	—	82,6
Trade and other receivables		68,3	—	68,3
Other financial assets at fair value through profit and loss		3,5	—	3,5
Cash and cash equivalents		137,8	—	137,8

		292,2	—	292,2

Total assets		1.419,5	(69,7)	1.349,8

EQUITY
Capital and reserves attributable to equity holders
Share capital		41,7	—	41,7
Treasury shares reserve	f	62,2	(62,2)	—
Treasury shares	g	—	(62,2)	(62,2)
Share premium	h	138,3	62,2	200,5
Legal reserve		3,4	—	3,4
Retained earnings	l	468,7	(131,8)	336,9

		714,3	(194,0)	520,3
Minority interest	i	156,1	(23,6)	132,5

Total equity		870,4	(217,6)	652,8

LIABILITIES
Non-current liabilities
Borrowings		238,9	—	238,9
Deferred income tax liabilities	j	0,4	150,0	150,4
Provisions and other liabilities	k	27,5	(2,1)	25,4

		266,8	147,9	414,7

Current liabilities
Trade and other payables		134,7	—	134,7
Current tax liabilities		35,3	—	35,3
Borrowings		103,1	—	103,1
Provisions and other liabilities		9,2	—	9,2

		282,3	—	282,3

Total liabilities		549,1	147,9	697,0

Total equity and liabilities		1.419,5	(69,7)	1.349,8

Explanation of the effect of the transition to IFRS
The following explains the material adjustments to the balance sheet and income statement:

(a) Property, plant and equipment

(i) Restatement of property, plant and equipment at fair value	51,8
(ii) Remeasurement of property, plant and equipment considering the functional currency of each subsidiary	(14,0)

Total impact – increase in PPE	37,8

(i) Management has applied the fair value for as deemed cost exemption for the property, plant and equipment of its Argentine, Bolivian and Paraguayan subsidiaries.

(ii) Management has remeasured property, plant and equipment of its Uruguayan and Chilean subsidiaries considering their functional currency.

(b) Goodwill

Reversal of the negative goodwill (Bolivia)	3,2

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

Total impact – increase in goodwill	3,2

(c) Intangible asset

(i) Reversal of the impairment of intangible assets	84,4
(ii) Effect of the translation to the functional currency	(142,6)

Total impact – decrease in intangible assets	(58,2)

(ii) Management has remeasured intangible assets considering each subsidiary functional currency. The carrying amount under Lux GAAP was US$252,0 and the remeasured amount under IFRS US$193,8. The amount recognised under IFRS subsumed the impairment charge recognised under Lux GAAP.

(d) Deferred income tax assets

Overall impact of recognising deferred tax in accordance with IAS 12	9,7

Total impact – increase in deferred income tax assets	9,7

The Company has recalculated deferred tax in accordance with IAS 12.

(e) Investments in financial assets

Deduction of treasury shares from equity	(62,2)

Total impact – decrease in investments in financial assets	(62,2)

Under Lux Gaap treasury shares were shown as financial assets.

(f) Treasury Shares reserve

Reversal of share premium reserve	(62,2)

Total impact – decrease in Treasury Shares reserve	(62,2)

Under Lux Gaap treasury shares were shown as a financial asset and additionally the amount of treasury shares was credited to share premium and debited to treasury shares reserve. Under IFRS purchases of equity shares are deducted from equity.

(g) Treasury Shares

Deduction of treasury shares from equity	(62,2)

Total impact – decrease in Treasury Shares	(62,2)

Under Lux Gaap treasury shares were shown as a financial asset and additionally the amount of treasury shares was credited to share premium and debited to treasury shares reserve. Under IFRS purchases of equity shares are deducted from equity.

(h) Share Premium

Reversal of treasury shares reserve	62,2

Total impact – increase in Share premium reserve	62,2

Under Lux Gaap treasury shares were shown as a financial asset and additionally the amount of treasury shares was credited to share premium and debited to treasury shares reserve. Under IFRS purchases of equity shares are deducted from equity.

(i)Minority interest

1) Property, plant and equipment	5,0
2) Intangible assets	(7,2)
3) Deferred taxes	(22,1)
4) Provisions	0,7

Total impact – decrease in minority interest	(23,6)

(j) Deferred income tax liabilities

Overall impact of recognising deferred tax in accordance with IAS 12	150,0

Total impact – increase in deferred income tax liabilities	150,0

The Company has recalculated deferred tax in accordance with IAS 12.

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

(k) Provisions

Reversal of provision	(2,1)

Total impact – decrease in provisions	(2,1)

Reversal of restructuring provisions as certain of the criteria specified by IAS 37 were not met

(l) Retained earnings
The cumulative effect of all of the above adjustments has resulted in a decrease in retained earnings at 31 December 2003 of US$ 131,8.
5.2.3 Reconciliation of equity at 31 December 2004

			Effect of transition to
	Note	Lux GAAP	IFRS	IFRS

ASSETS
Non-current assets

Property, plant and equipment	a	558,3	25,7	584,0
Goodwill	b	84,3	0,8	85,1
Intangible assets	c	228,8	(51,7)	177,1
Investments in associates companies		1,1	—	1,1
Deferred income tax assets	d	58,3	11,2	69,5
Investments in financial assets	e	296,3	(190,9)	105,4
Trade and other receivables		3,3	—	3,3

		1.230,4	(204,9)	1.025,5

Current assets
Inventories		88,1	—	88,1
Trade and other receivables		75,9	—	75,9
Other financial assets at fair value through profit or loss		2,8	—	2,8
Investments in financial assets		3,4	—	3,4
Cash and cash equivalents		116,8	—	116,8

		287,0	—	287,0

Total assets		1.517,4	(204,9)	1.312,5

EQUITY
Capital and reserves attributable to equity holders
Share capital		41,7	—	41,7
Treasury shares reserves	f	190,9	(190,9)	—
Treasury shares	g	—	(190,9)	(190,9)
Share premium	h	9,6	190,9	200,5
Legal reserve		4,2	—	4,2
Cumulative translation adjustment	i	—	(15,4)	(15,4)
Retained earnings	l	515,8	(109,0)	406,8

		762,2	(315,3)	446,9
Minority interest	j	151,2	(21,4)	129,8

Total equity		913,4	(336,7)	576,7

LIABILITIES
Non-current liabilities
Borrowings		260,1	—	260,1
Deferred income tax liabilities	k	0,5	131,8	132,3
Provisions and other liabilities		41,3	—	41,3

		301,9	131,8	433,7

Current liabilities
Trade and other payables		152,4	—	152,4
Current tax liabilities		42,9	—	42,9

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

			Effect of transition to
	Note	Lux GAAP	IFRS	IFRS

Borrowings		106,8	—	106,8

		302,1	—	302,1

Total liabilities		604,0	131,8	735,8

Total equity and liabilities		1.517,4	(204,9)	1.312,5
The nature of the adjustments from Lux GAAP to IFRS at 31 December 2004 is similar to that of the adjustments from Lux GAAP to IFRS at 1 January 2004.

(a) Property, plant and equipment

(i) Restatement of property, plant and equipment at fair value	36,2
(ii) Remeasurement of property, plant and equipment considering the functional currency of each subsidiary	(10,5)

Total impact – increase in PPE	25,7

(i) Management has applied the fair value for as deemed cost exemption in respect of the property, plant and equipment of its Argentine, Bolivian and Paraguayan subsidiaries.
(ii) Management has remeasured property, plant and equipment of its Uruguayan and Chilean subsidiaries considering their functional currency.

(b) Goodwill

Reversal of the negative goodwill (Bolivia)	2,2
Reversal of goodwill (Linthal)	(1,4)

Total impact – increase in goodwill	0,8

(c) Intangible assets

(i) Reversal of the impairment of intangible assets	78,8
(ii) Effect of the translation to the functional currency	(130,5)

Total impact – decrease in intangible assets	(51,7)

(ii) Management has remeasured intangible assets considering each subsidiary functional currency. The carrying amount under Lux GAAP was US$228,8 and the remeasured amount under IFRS US$177,1. The amount recognised under IFRS subsumed the impairment charge recognised under Lux GAAP.

(d) Deferred income tax assets

Overall impact of recognising deferred tax in accordance with IAS 12	11,2

Total impact – increase in deferred income tax assets	11,2

The Company has recalculated deferred tax in accordance with IAS 12.

(e) Investments in financial assets

Elimination of treasury shares	(190,9)

Total impact – decrease in investments in financial assets	(190,9)

(f) Treasury shares reserve

Reversal of share premium reserve	(190,9)

Total impact – decrease in Treasury shares reserve	(190,9)

Under Lux Gaap treasury shares were shown as a financial asset and additionally the amount of treasury shares was credited to share premium and debited to treasury shares reserve. Under IFRS purchases of equity shares are deducted from equity.

(g) Treasury shares

Deduction of treasury shares from equity	(190,9)

Total impact – decrease in Treasury shares	(190,9)

Under Lux Gaap treasury shares were shown as a financial asset and additionally the amount of treasury shares was credited to share premium and debited to treasury shares reserve. Under IFRS purchases of equity shares are deducted from equity.

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

(h) Share premium

Reversal of treasury shares reserve	190,9

Total impact – increase in share premium reserve	190,9

Under Lux Gaap treasury shares were shown as a financial asset and additionally the amount of treasury shares was credited to share premium and debited to treasury shares reserve. Under IFRS purchases of equity shares are deducted from equity.

(i) Cumulative translation adjustment

Exchange differences	(15,4)

Total impact – decrease in cumulative translation adjustment	(15,4)

(j) Minority interest

1) Property, plant and equipment	2,9
2) Intangible assets	(6,2)
3) Deferred taxes	(18,1)

Total impact – decrease in minority interest	(21,4)

(k) Deferred income tax liabilities

Overall impact of recognizing deferred tax in accordance with IAS 12	131,8

Total impact – increase in deferred income tax liabilities	131,8

The Company has recalculated deferred tax in accordance with IAS 12.

(l) Retained earnings

The cumulative effect of all of the above adjustments has resulted in a decrease in retained earnings in 31 December 2004 of US$109,0.
5.2.4 Reconciliation of net income for year ended 31 December 2004

			Effect of transition to
	Note	Lux GAAP	IFRS	IFRS

Net Sales		765,2		765,2
Cost of sales	a	(355,8)	3,3	(352,5)

Gross profit		409,4	3,3	412,7
Other operating income	b	5,0	0,4	5,4
Selling and marketing costs	c	(188,6)	8,2	(180,4)
Administrative expenses		(49,8)	—	(49,8)
Other operating expenses	d	(15,2)	(3,6)	(18,8)

Operating profit		160,8	8,3	169,1
Finance costs — net	e	(30,2)	(0,3)	(30,5)

Profit before tax		130,6	8,0	138,6
Income tax expense	f	(52,0)	18,8	(33,2)

Profit for the year		78,6	26,8	105,4

(a) Cost of sales

Impact of fair value in depreciation	3,3

Total impact- decrease in cost of sales	3,3

(b) Other operating income

Total impact of other items	0,4

Total impact – increase in other operating income	0,4

(c) Selling and marketing costs

Total impact of intangible assets amortization	8,1
Total impact of property, plant and equipment depreciation	0,1

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

Total impact — decrease in selling and marketing costs	8,2

(d) Other operating expenses
Restructuring provisions recorded against goodwill	(1,5)
Total impact of reversal of provisions	(2,1)

Total impact — increase in other operating expenses	(3,6)

(e) Finance costs
Cumulated impact of minor items	(0,3)

Total impact — increase in finance costs	(0,3)

(f) Income tax expense
Total effect of tax adjustments	18,8

Total impact — decrease of income tax expenses	18,8

5.2.5 Reconciliation of cash flows for the year ended 31 December 2004

		Effect of
	Lux GAAP	transition to IFRS	IFRS

OPERATING ACTIVITIES

Profit for the year	78,6	26,8	105,4

Adjustments for :

Depreciation and amortization	108,0	(11,7)	96,3
Net gain from sale of property, plant and equipment	(9,6)	7,9	(1,7)
Income tax	52,0	(18,8)	33,2
Interest expenses	21,8	—	21,8
Fair value gains on other financial assets at fair value	0,7	—	0,7
Other non cash items	21,9	—	21,9
Unrealized foreign exchange losses	1,7	(1,5)	0,2
Currency translation adjustment	—	(6,1)	(6,1)

Changes in working capital
Increase in inventories	(15,9)	—	(15,9)
Decrease in trade and other receivables	(4,9)	—	(4,9)
Increase in trade and other payables	18,3	—	18,3
Decrease in provisions and other liabilities	(4,7)	1,8	(2,9)

Interest paid	(18,5)	—	(18,5)
Income tax paid	(16,2)	—	(16,2)

	—	—	—
Cash flow provided by operating activities	233,2	(1,6)	231,6

INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(72,2)	—	(72,2)
Acquisition of minority interest	(31,5)	—	(31,5)
Acquisition of intangible assets	(1,6)	1,6	—
Purchase of investment in financial assets	(51,1)	—	(51,1)
Proceeds from disposal of property, plant and equipment	29,7	—	29,7

Cash flow used in investing activities	(126,7)	1,6	(125,1)

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

		Effect of
	Lux GAAP	transition to IFRS	IFRS

FINANCING ACTIVITIES

Dividends paid to company’s shareholders	(11,0)	—	(11,0)
Dividends paid to minority interests	(8,4)	—	(8,4)
Purchase of treasury shares	(128,7)	—	(128,7)
Payment of borrowings	(177,0)	—	(177,0)
Proceeds from borrowings	198,4	—	198,4

Cash flow used in financing activities	(126,7)	—	(126,7)

Net decrease in cash and cash equivalents	(20,2)	—	(20,2)
Cash and cash equivalents less overdrafts at beginning of year	137,8	—	137,8
Effect of exchange rate and currency translation adjustment	(0,8)	—	(0,8)

Cash and cash equivalents less overdrafts at end of years	116,8	—	116,8
6. Segment information
(a) Primary reporting format –geographical segments
At 31 December 2005, the Company is organised into six main geographical segments based on where the products are produced (where the facilities are located): (1) Argentina (includes beer, soft drinks and other beverages and others); (2) Bolivia (includes beer); (3) Paraguay (includes beer and glass); (4) Uruguay (includes beer and soft drinks); (5) Chile (includes beer) and (6) Other countries. The segment results for the year ended 31 December 2005 are as follows:

						Other
	Argentina	Bolivia	Paraguay	Uruguay	Chile	Countries	Total

Total gross segment sales	643,5	125,7	109,7	52,0	35,6	—	966,5
Inter-segment sales	(10,7)	(1,1)	(0,4)	—	—	—	(12,2)

Net Sales	632,8	124,6	109,3	52,0	35,6	—	954,3

Operating profit	160,5	57,0	53,9	14,4	(3,0)	(8,7)	274,1

Finance costs — net							(40,7)
Share of profit of associates (Note 9)	—	—	—	0,1	—	—	0,1

Profit before income tax							233,5

Income tax expense							(71,9)

Profit for the year							161,6

The segment results for the year ended 31 December 2004 are as follows:

						Other
	Argentina	Bolivia	Paraguay	Uruguay	Chile	Countries	Total

Total gross segment sales	513,3	108,0	94,4	36,7	23,0	—	775,4
Inter-segment sales	(7,4)	(0,4)	(2,4)	—	—	—	(10,2)

Net Sales	505,9	107,6	92,0	36,7	23,0	—	765,2

Operating profit	88,5	41,3	42,9	6,0	(1,0)	(8,6)	169,1

Finance costs — net							(30,5)

Profit before income tax							138,6

Income tax expense							(33,2)

Profit for the year							105,4

Other segment items included in the income statement are as follows:

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

	Year ended 31 December 2005
						Other
	Argentina	Bolivia	Paraguay	Uruguay	Chile	Countries	Total

Depreciation (Note 7)	(61,8)	(9,5)	(7,4)	(3,4)	(2,8)	—	(84,9)
Amortization (Note 8)	(4,2)	(6,5)	—	—	—	(3,2)	(13,9)
Impairment of trade receivables (Note 20.2)	—	—	—	(1,0)	(1,0)	—	(2,0)
Profit sharing (Note 23)	(12,5)	(0,4)	(0,2)	(0,1)	(0,2)	—	(13,4)

	Year ended 31 December 2004
						Other
	Argentina	Bolivia	Paraguay	Uruguay	Chile	Countries	Total

Depreciation (Note 7)	(63,2)	(7,9)	(7,9)	(1,9)	(1,7)	—	(82,6)
Amortization (Note 8)	(3,9)	(6,5)	—	—	—	(3,3)	(13,7)
Impairment of trade receivables (Note 20.2)	(0,9)	—	(0,4)	(0,8)	(0,3)	—	(2,4)
Profit sharing (Note 23)	(9,4)	(0,2)	(0,5)	(0,2)	(0,2)	—	(10,5)
Inter-segment transfers or transactions are entered into under the normal commercial terms and conditions that would also be available to unrelated third parties.
The segment assets and liabilities and capital expenditure for the year ended 31 December 2005 are as follows:

						Other
	Argentina	Bolivia	Paraguay	Uruguay	Chile	Countries	Total

Assets	829,0	237,6	140,7	61,4	31,5	117,7	1.417,9
Associates	—	—	—	1,2	—		1,2

Total assets	829,0	237,6	140,7	62,6	31,5	117,7	1.419,1

Liabilities	626,7	79,2	47,3	35,7	25,7	41,8	856,4

Capital expenditure (Notes 7 and 8)	92,5	14,8	13,9	8,1	5,5	—	134,8

The segment assets and liabilities and capital expenditure for the ended 31 December 2004 are as follows:

						Other
	Argentina	Bolivia	Paraguay	Uruguay	Chile	Countries	Total

Assets	578,0	283,5	164,6	62,8	20,5	202,0	1.311,4
Associates	—	—	—	1,1	—	—	1,1

Total assets	578,0	283,5	164,6	63,9	20,5	202,0	1.312,5

Liabilities	520,5	79,1	34,9	37,4	10,9	53,0	735,8

Capital expenditure (Notes 7 and 8)	48,3	8,9	8,2	4,1	2,7	—	72,2

Segment assets include all assets and all liabilities of each of the countries. Capital expenditure comprises additions to property, plant and equipment (Note 7) and intangible assets (Note 8).
(b) Secondary reporting format – business segments
The Company’s six geographical segments are organized into three main business segments: (1) Beer; (2) Soft drinks and other beverages, including bottled water; and (3) Other (including agro-industry products and glass).

Net Sales	2005	2004

Beer	704,7	582,6
Soft drinks and other beverages	241,5	177,2
Other	8,1	5,4

	954,3	765,2

Total assets	At 31 December 2005	At 31 December 2004

Beer	864,2	767,3
Soft drinks and other beverages	175,9	157,6

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

Total assets	At 31 December 2005	At 31 December 2004

Other	80,9	63,3

	1.121,0	988,2
Associates (Note 9)	1,2	1,1
Unallocated assets	296,9	323,2

	1.419,1	1.312,5
Total assets are allocated based on where the assets are used.

Capital expenditure	2005	2004

Beer	73,6	59,0
Soft drinks and other beverages	40,1	10,2
Other	21,1	3,0

	134,8	72,2
Capital expenditure is allocated based on where the assets are used.

Analysis of sales by category	2005	2004

Sales of goods	954,3	765,2

7. Property, plant and equipment

	Land &	Machinery, plant	Bottles and	Work in
	buildings	and equipment	crates	progress	Total

Year ended December 31, 2005
Cost
Values at the beginning of the year	208,6	527,3	104,2	5,0	845,1
Exchange differences	(1,5)	(1,5)	0,9	(1,0)	(3,1)
Additions	0,5	20,5	34,4	71,4	126,8
Disposals	(5,5)	(4,0)	(11,3)	—	(20,8)
Transfers	5,3	29,2	0,1	(34,6)	—

Value at the end of the year	207,4	571,5	128,3	40,8	948,0

Depreciation
Accumulated at the beginning of the year	9,7	193,3	58,1	—	261,1
Exchange differences	0,1	(0,2)	0,9	—	0,8
Depreciation charge (Note 22)	5,0	62,5	17,4	—	84,9
Disposals	(0,0)	(2,4)	(6,1)	—	(8,5)

Accumulated at the end of the year	14,8	253,2	70,3	—	338,3

At 31 December 2005	192,6	318,3	58,0	40,8	609,7

Year ended December 31, 2004
Cost
Values at the beginning of the year	211,3	499,7	93,2	15,8	820,0
Exchange differences	(2,6)	(5,0)	(0,2)	0,2	(7,6)
Additions	3,8	22,9	26,6	18,9	72,2
Disposals	(5,8)	(18,3)	(15,4)	—	(39,5)
Transfers	1,9	28,0	0,0	(29,9)	—

Value at the end of the year	208,6	527,3	104,2	5,0	845,1

Depreciation
Accumulated at the beginning of the year	5,5	131,8	52,6	—	189,9
Exchange differences	0,0	0,1	(0,0)	—	0,1

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

	Land &	Machinery, plant	Bottles and	Work in
	buildings	and equipment	crates	progress	Total

Depreciation charge (Note 22)	4,6	66,7	11,3	—	82,6
Disposals	(0,4)	(5,3)	(5,8)	—	(11,5)

Accumulated at the end of the year	9,7	193,3	58,1	—	261,1

At 31 December 2004	198,9	334,0	46,1	5,0	584,0

Depreciation expense of US$ 57,0 (2004: $ 59,6) has been charged in cost of goods sold; US$ 23,8 (2004: US$ 19,6) in selling and marketing costs; and US$ 4,1 (2004: US$ 3,4) in administrative expenses.
8. Intangible assets

	Goodwill	Trademarks & licences	Total

Year ended December 31, 2005
Cost
Values at the beginning of the year	85,1	239,5	324,6
Exchange differences	(1,2)	(1,5)	(2,7)
Additions	84,8	8,0	92,8

Value at the end of the year	168,7	246,0	414,7

Amortization
Accumulated at the beginning of the year	—	62,4	62,4
Exchange differences	—	(0,3)	(0,3)
Amortization charge (Note 22)	—	13,9	13,9

Accumulated at the end of the year	—	76,0	76,0

At 31 December 2005	168,7	170,0	338,7

Year ended December 31, 2004
Cost
Values at the beginning of the year	69,6	243,6	313,2
Exchange differences	0,1	(4,1)	(4,0)
Additions	15,4	0,0	15,4

Value at the end of the year	85,1	239,5	324,6

Amortization
Accumulated at the beginning of the year	—	49,8	49,8
Exchange differences	—	(1,1)	(1,1)
Amortization charge (Note 22)	—	13,7	13,7

Accumulated at the end of the year	—	62,4	62,4

At 31 December 2004	85,1	177,1	262,2

[1]	During the year 2004, the Company made the following minority interest purchases:
•	In November 2004, the Company, through Quilmes International Bermuda or “QI(B)” increased its indirect ownership interest in Cervecería Paraguaya S.A. or “Cervepar” from 85,80% to 87,36% for a total amount of US$ 5,3. The Company recorded this acquisition of additional ownership interest following the policies described in note 2.2(b), recognizing an additional goodwill of US$ 3,5.

•	The Company increased its indirect ownership interest in Cervecería Boliviana Nacional or “CBN “to 85,14% for a total consideration of US$ 17,6. The Company recorded this acquisition of additional ownership interest following the policies described in note 2.2(b). Goodwill recognized in this transaction amounted to US$ 10,3.

•	In June 2004, the Company, through QI(B) increased its indirect ownership interest in Incesa from 97,45% to 100,00% for a total amount of US$ 6,8. The Company recorded this acquisition of additional ownership interest following the policies described in note 2.2(b), recognizing an additional goodwill of US$ 1,6.
[2]	On August 3, 2005 Quinsa announced that it has entered into an agreement with its controlling shareholders BAC and AmBev pursuant it has agreed to purchase from BAC its 5,32% equity interest in QI(B) for a preliminary price of US$ 110. Upon completion of this transaction, Quinsa owns 92,95% of QI(B) and AmBev owns the remaining 7,05%. The goodwill recognized, based on the final purchase price of US$ 114,5, amounted to US$ 84,8.

[3]	Amortization of US$ 13,9 million (2004: US$ 13,7 million) is included in Selling and Marketing costs of the income statement.
(a) Impairment tests for goodwill
Goodwill is allocated to the Company’s cash-generating units (CGUs) identified according to country of operation and business segment.

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

A segment-level summary of the goodwill allocation is presented below.

	At 31 December 2005				At 31 December 2004
		Soft drinks and other				Soft drinks and
	Beer	beverages	Other	Total	Beer	other beverages	Other	Total
Argentina	78,6	6,5	—	85,1	36,8	—	—	36,8
Bolivia	28,6	—	—	28,6	12,5	—	—	12,5
Paraguay	36,6	—	—	36,6	22,9	—	—	22,9
Uruguay	17,5	0,9	—	18,4	12,9	—	—	12,9
Chile	—	—	—	—	—	—	—	—
Holdings	—	—	—	—	—	—	—	—

	161,3	7,4	—	168,7	85,1	—	—	85,1

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flows projections covering a ten-year period. The first three years were based on financial budgets for each of the countries, approved by management, the rest of the years were extrapolated using the estimated growth rates. The net present values of the projections corresponding to each country were compared with each CGU.
(b) Key assumptions used for value-in-use calculations

	Beer
	Argentina	Bolivia	Paraguay	Uruguay

Gross margin[1]	65%	70%	68%	69%
Discount rate[2]	11,4%	12,3%	11,6%	11,1%
These assumptions have been used for the analysis of each cash-generating unit (CGU) within the business segment.

1 Budgeted gross margin
2 Pre-tax discount rate applied to the projections
Management determined the budgeted gross margin based on past performance and its expectations for market development. The discount rates used are pre-tax and reflect specific risks relating to the relevant segments.
Quinsa completed its annual impairment test for goodwill and concluded, based on the assumptions described above, that no impairment charge was required.
A sensitivity analysis, of the goodwill impairment calculation, was made considering different scenarios: decrease 10% the sale price; decrease 10% the sales volume; and decrease 10% the discount rate. None of the scenarios required an impairment charge.
9. Investments in associates companies

At 1 January 2004	1,1
At 31 December 2004	1,1

At 1 January 2005	1,1
Share profit of associates	0,1

At 31 December 2005	1,2

10. Trade and other receivables

	At 31 December 2005	At 31 December 2004

Trade receivables	61,5	53,6
Less provision for impairment of receivables (Note 20.2)	(8,8)	(8,2)

Trade receivables — net	52,7	45,4
Prepayments and suppliers advances	23,3	19,1
Receivables from related parties (Note 30)	0,8	0,3
Financial leases receivables [1]	1,2	1,4

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

	At 31 December 2005	At 31 December 2004

Tax and legal claims receivables	4,6	1,7
Other receivables — PepsiCo	6,0	5,6
Other receivables [2]	4,9	5,7

	93,5	79,2

Less non-current portion: trade receivables	(3,4)	(3,3)

Current portion	90,1	75,9

[1]	The maturity of non-current financial leases fair value is as follows:

	At 31 December 2005	At 31 December 2004

Between 1 and 2 years	0,3	0,3
Between 2 and 5 years	0,6	0,8

	0,9	1,1
The financial leases receivables’ fair values are the following:

	2005	2004

Non-current
Financial leases receivables	1,0	1,3
Unexpended financial cost	(0,1)	(0,2)

	0,9	1,1

	2005	2004

Current
Financial leases receivables	0,3	0,3
Unexpended financial cost	—	—

	0,3	0,3

[2]	Includes provision for impairment of other receivables for US$ 1,7 (2004: US$ 1,4).
There is no concentration of credit risk with respect to trade receivables, as the Company has a large number of internationally dispersed customers.
The Company has recognised a provision of US$ 2,3 (2004: US$ 2,6) for impairment of its trade and other receivables. The loss has been included in ‘Selling and marketing costs’ in the income statement. See note 20.2.
11. Inventories

	At 31 December 2005	At 31 December 2004

Raw materials, materials and spare parts [1]	81,6	63,5
Work in progress	6,5	7,3
Finished goods	21,3	17,3

	109,4	88,1

The cost of inventories recognised as expense and included in ‘Cost of sales’ amounted to US$ 251,2 (2004: US$ 208,5).

[1]	Includes provision for impairment on inventories for US$ 1,4 (2004: US$ 2,8). The Company has recognised a provision of US$ 1,7 (2004: US$ 2,2) for impairment of inventories. The loss has been included in ‘Cost of sales’ in the income statement.

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

12. Investments in financial assets

	At 31 December 2005	At 31 December 2004

Held-to-maturity invetsments:
— Boden 2012 Argentine government bond denominated in US dollars with interest equals to LIBOR 180 and maturity date of 2012	3,4	4,0

Time Deposits	49,6	104,8

Total investments in financial assets	53,0	108,8

Less non-current portion	(46,2)	(105,4)

Current portion	6,8	3,4

The movement in held-to maturity investments may be summarized as follows:

Beginning of year	4,0	4,0
Disposals (1)	(0,6)	—

End of the year	3,4	4,0

(1)  Corresponds to a coupon amortization which fell due during August 2005.
All investments in financial assets are denominated in US dollar.
The maturity of non-current investments in financial assets are as follows:

	At 31 December 2005	At 31 December 2004

Between 1 and 2 years	42,8	58,6
Between 2 and 5 years	—	42,8
Over 5 years	3,4	4,0

	46,2	105,4

The effective interest rates at the balance sheet date were as follows:

	2005	2004

Time Deposits (US$)	10,0%	6,9%
13. Other financial assets at fair value through profit or loss

	At 31 December 2005	At 31 December 2004

At 1 January	2,8	3,5
Fair value adjustment	0,6	(0,7)

Year ended 31 December	3,4	2,8

Government bond — US$(1)	3,4	2,8

	3,4	2,8

(1)	On February 2, 2005 CMQ accepted the Argentine government proposal for its defaulted public debt by subscribing a bond denominated in U.S. dollars with a nominal discount of 66.3%. The bond accrues interest at an annual rate of 8.28 % and falls due in 30 years. Interest is payable twice a year in cash for the first 10 years and subsequently capitalized (i.e. added to the principal amount). Principal is payable as from year 2024.

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

14. Cash and cash equivalents

	At 31 December 2005	At 31 December 2004

Cash at bank and in hand	28,0	22,0
Short-term bank deposits	124,7	94,8

	152,7	116,8

The effective interest rate on short-term bank deposits in US$ was 4,0% (2004: 1,9%), in Argentina Pesos was 6,9% (2004: 2,3%) and in Uruguay Pesos was 1,3% (2004: 2,0%); these deposits have an average maturity of 1 day.
Cash and cash equivalent include the following for the purposes of the cash flow statement:

	At 31 December 2005	At 31 December 2004

Cash and short term deposits	152,7	116,8
Bank overdrafts (Note 18)	(1,0)	—

	151,7	116,8

15. Share capital

	Number of	Number of
	A shares	B shares	Ordinary	Share	Treasury
	(thousands)	(thousands)	shares	premium	shares	Total

At 1 January 2004	634.831	62.959	41,7	200,5	(62,2)	180,0
Conversion of shares	(662)	66	—	—	—	—
Treasury shares purchased	(2.397)	(13.375)	—	—	(128,7)	(128,7)

At 31 December 2004	631.772	49.650	41,7	200,5	(190,9)	51,3

Share capital reduction	—	—	(7,0)	(194,0)	201,7	0,7
Conversion of shares	(1.012)	101	—	—	—	—
Treasury shares purchased	(16.069)	(2.826)	—	—	(65,6)	(65,6)

At 31 December 2005	614.691	46.925	34,7	6,5	(54,8)	(13,6)

The subscribed capital issued and outstanding amounts to US$ 34,7 (2004: US$ 41,7) and is represented by 680.540.934 shares (614.691.530 shares of Class A common stock, 17.081.163 treasury shares of Class A common stock, 46.924.892 shares of Class B common stock and 1.843.349 treasury shares of Class B common stock, both classes without par value).
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
The company is listed on the Luxembourg Stock Exchange (“LSE”) since July 1991 and on the New York Stock Exchange (“NYSE”) since March 1996. Class A and Class B shares have been listed on the LSE since June 11, 2001, American Depositary Shares (“ADS”), each representing two Class B shares are listed on the NYSE as from June 11, 2001.
Pursuant to information requirements from the LSE, the Company has also confirmed that during the last financial year and the current year no public takeover or exchange offers were made by third parties in respect of its shares and no public exchange offers were made by it in respect of other companies’ shares.
In addition, in September 2004, the tender offer launched by Quinsa to repurchase 8,4 million Class B shares (including ADSs) was concluded. The offers exceeded the number of shares included in tender offer, and Quinsa exercised the option to purchase an additional 2% of its remaining Class B shares. As a result, Quinsa repurchased 4,677,518 ADS and 229,392 Class B shares at US$ 9,5 per share or US$ 19,0 per ADS (total amount, including related cost, US$ 93,2). This operation complements a plan for the repurchase of its own shares

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

implemented by Quinsa at the end of 2003.
The authorised capital is fixed at US$ 400 represented by Class A shares and Class B shares, both without par value, in a total amount of 6.790.862.498 shares which includes the number of shares of the presently subscribed capital in such portions of Class A and Class B shares as shall reflect the outstanding portions from time to time of Class A and Class B shares under the issued subscribed capital.
The Board of Directors is authorized to issue bonds convertible into shares to the extent that there shall be available authorized capital. No bonds have been issued as of December 31, 2005.
The Company by decision of the Extraordinary General Meeting held on June 24, 2005, reduced the share capital by US$ 7,0, by cancellation of 5.330.807 Class A shares and 22.060.412 Class B shares, and cancelled the shares repurchased until April 30, 2005 for a total amount of US$ 201,7. Therefore, the Company has continuing purchasing treasury shares for a total amount of US$ 54,8, which are shown as treasury shares. The Company acquired treasury shares for 16.068.903 Class A shares, 888.975 Class B shares and 968.700 ADS (each ADS representing two Class B shares) for a total amount of US$ 24,8, US$ 10,9 and US$ 29,9, respectively. The total amount paid to acquire the shares has been deducted from the shareholders equity and the shares not cancelled are held as Treasury shares. Additionally, in July 2005, the Company exchanged 50.613 ADS maintained in treasury for 1.012.260 Class A shares.
Retained earnings are generally distributable to the extent that the legislation of the jurisdiction, in which such retained earnings are held, so permits. Dividends may be paid by Quinsa to the extent that it has distributable retained earnings, calculated in accordance with Luxembourg legal requirements (based on the Company’s stand alone financial statements).
The consolidated financial statements and stand alone financial statements are each prepared following different valuation criteria. For purposes of the stand alone financial statements, subsidiaries are accounted at cost plus dividends instead of being consolidated. The restricted retained earnings on a consolidated basis as of December 31, 2005 and 2004 amounted to US$ 60,2 and US$ 94,5 respectively, and there were no restricted retained earnings on a stand alone basis as of those dates.
Total dividends received by Quinsa from its subsidiaries at December 31, 2005 were US$ 219. No dividends were received by Quinsa from its subsidiaries at December 31, 2004.
16. Cumulative translation adjustment

Translation
1 January 2004
— Currency translation differences	(15,4)

Balance at 31 December 2004	(15,4)

— Currency translation differences	(4,3)

Balance at 31 December 2005	(19,7)

17. Trade and other payables

	At 31 December 2005	At 31 December 2004

Trade payables	139,3	111,4
Social security and other taxes	24,5	20,0
Payables to related parties (Note 30)	10,0	5,1
Dividends payable	4,0	1,2
Debt for acquisition of minority interest and finance cost (Note 24)	5,4	2,8
Other payables	8,8	11,9

	192,0	152,4

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

18. Borrowings

Non-current	At 31 December 2005	At 31 December 2004

Bank borrowings	291,7	255,7
Financial leases	4,3	4,4

	296,0	260,1

Current
Bank overdrafts (Note 14)	1,0	—
Bank borrowings	94,8	105,9
Financial leases	0,5	0,4
Other financial payables to related parties (Note 30)	0,5	0,5

	96,8	106,8

Total borrowings	392,8	366,9

Total borrowings include the following secured liabilities:
✓	CMQ (Argentina): US$ 4,8 of financial leases (2004: US$ 4,8) secured by the corresponding leased machinery, equipment, installations and pallets. The carrying amounts of these assets are US$ 11,0 and US$ 12,2 at December 31, 2005 and 2004, respectively.

✓	CBN (Bolivia): Bank borrowings are secured with bottles and crates from CBN’s plant.
Most of the Company’s loans agreements contain restrictive covenants that require the Company or its subsidiaries to maintain certain financial ratios, limit the amount of dividends paid, restrict indebtedness and guarantee liabilities, among other requirements. The exposure of the Company’s borrowings to interest-rate changes and the contractual repricing dates are as follows:

Total Borrowings	6 months or less	6-12 months	1-2 years	2-5 years	Over 5 years	Total

At 31 December 2005	132,1	24,4	59,1	118,0	59,2	392,8
At 31 December 2004	258,9	23,5	57,2	10,4	16,9	366,9
The maturity of non-current borrowings and financial leases is as follows:

	At 31 December 2005	At 31 December 2004

Between 1 and 2 years	118,8	118,3
Between 2 and 5 years	118,0	90,6
Over 5 years	59,2	51,2

	296,0	260,1

	At 31 December 2005					At 31 December 2004
	US$	ARS	UYU	CLP	BOB	US$	ARS	CLP	BOB

Bank overdrafts	5,5%	—	—	—	—	—	—	—	—
Bank borrowings	7,7%	10,9%	4,8%	7,0%	8,5%	6,4%	12,1%	3,6%	11,0%
Financial leases	10,0%	8,6%	—	—	—	10,0%	8,5%	—	—

Note:	ARS = Pesos Argentinos	UYU = Pesos uruguayos
	CLP = Pesos Chilenos	BOB = Pesos Bolivianos

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

The carrying amounts and fair values of the non current borrowings are as follows:

	Carrying amounts		Fair values
	2005	2004	2005	2004

Bank borrowings	291,7	255,7	289,9	258,1
Financial leases	4,3	4,4	4,3	4,4

	296,0	260,1	294,2	262,5
The carrying amounts of the current borrowings approximate their fair value.
The financial leases’ fair values are the following:

	At 31 December 2005	At 31 December 2004

Non-current
Financial leases	4,8	5,5
Unexpended financial cost	(0,5)	(1,1)

	4,3	4,4

Current
Financial leases	0,5	0,4
Unexpended financial cost	—	—

	0,5	0,4

The carrying amounts of the Company’s borrowings are denominated in the following currencies:

	At 31 December 2005	At 31 December 2004

US$	281,7	290,9
ARS	95,5	68,2
CLP	6,9	0,5
UYU	1,0	—
BOB	7,7	7,3

	392,8	366,9

19. Deferred income tax
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The offset amounts are as follows:

	At 31 December 2005	At 31 December 2004

Deferred tax assets:
– deferred tax asset to be recovered after more than 12 months	44,1	63,4
– deferred tax asset to be recovered within 12 months	13,4	6,1

	57,5	69,5

Deferred tax liabilities:
– deferred tax liability to be recovered after more than 12 months	131,6	132,3
– deferred tax liability to be recovered within 12 months	0,2	—

	131,8	132,3

	74,3	62,8

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

The gross movement on the deferred income tax account is as follows:

1 January 2004	53,4
Income statement charge (Note 25)	10,2
Exchange differences	(0,8)

Year ended 31 December 2004	62,8

1 January 2005	62,8
Income statement charge (Note 25)	11,8
Exchange differences	(0,3)

Year ended 31 December 2005	74,3
The movement in deferred tax assets and liabilities during the year, without taking into consideration the offsetting of balances without the same tax jurisdictions, is as follows:

	Property, plant and
Deferred tax liabilities	equipment	Intangible assets	Other assets	Total

At 1 January 2004	93,7	56,8	0,1	150,6
Charged/(credited) to the income statement	(13,1)	(4,1)	(0,3)	(17,5)
Acquisition of subsidiary	—	—	—	—
Exchange differences	0,2	(1,0)	—	(0,8)

At 31 December 2004	80,8	51,7	(0,2)	132,3

At 1 January 2005	80,8	51,7	(0,2)	132,3
Charged /(credited) to the income statement	(8,6)	(0,8)	9,2	(0,2)
Exchange differences	—	—	—	—
Acquisition of subsidiary	—	—	—	—
Exchange differences	(0,1)	(0,2)	—	(0,3)

At 31 December 2005	72,1	50,7	9,0	131,8

Deferred tax assets	Provisions of assets	Tax loss	Other	Total

At 1 January 2004	5,4	83,9	7,9	97,2
Charged/(credited) to income statement	8,2	(32,8)	(3,1)	(27,7)
Exchange differences	—	—	—	—

At 31 December 2004	13,6	51,1	4,8	69,5

At 1 January 2005	13,6	51,1	4,8	69,5
Charged/(credited) to income statement	4,9	(15,0)	(1,9)	(12,0)
Exchange differences	—	—	—	—

At 31 December 2005	18,5	36,1	2,9	57,5

Deferred income tax assets are recognised for tax loss carry-forwards to the extent that the realisation of the related tax benefit through the future taxable profits is probable.
As of December 31, 2005 the company had accumulated tax loss carry-forwards of approximately US$ 126,2 (US$ 195,9 as of December 31, 2004) of which US$ 90,6 (US$ 74,8 as of December 31, 2004) have no expiration date.

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

20. Provisions
20.1. Provisions and other liabilities

	Profit Sharing &	Legal, tax, labor
	Bonuses	and commercial claims	Total

At 1 January 2004	6,5	28,1	34,6
Charged to consolidated income statement:
-Additional provision (Note 23)	10,5	3,2	13,7
-Unused amounts reversed	—	(3,5)	(3,5)
Used during the year	—	(2,9)	(2,9)
Exchange differences	—	(0,6)	(0,6)

At 31 December 2004	17,0	24,3	41,3

At 1 January 2005	17,0	24,3	41,3
Charged to consolidated income statement:
- Additional provision and finance cost (Note 23 and 24)	14,0	9,1	23,1
- Reclassifications	1,1	—	1,1
Used during the year	(6,5)	(3,3)	(9,8)
Exchange differences	—	(0,2)	(0,2)

At 31 December 2005	25,6	29,9	55,5

Analysis of total provisions:	31 December 2005	31 December 2004

– non-current	43,9	41,3
– current	11,6	—

	55,5	41,3

(a) Profit sharing & bonuses
Corresponds to the Company’s bonus management program, which is explained in Note 2.15.e.
(b) Legal, tax, labor and commercial claims
The Company has certain contingent liabilities with respect to material existing or potential claims, lawsuits and other proceedings, related mainly to social security matters. The Company accrues liabilities when it is probable and future costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcome of these matters, the lawyers opinion and its experience in contesting, litigating and settling other matters.
In connection with the sale of the Brazilian soft drink business of Baesa (which was merged into CMQ in 2000) that took place in 1997, Baesa signed an indemnification agreement with the buyer (AmBev) pursuant to which Baesa has agreed to indemnify AmBev for certain material existing and potential claims, lawsuits and proceedings that existed at the time of the sale.
20.2. Deducted from assets

	Other receivables	Inventories	Trade receivable
	impairment	impairment	impairment	Total

At 1 January 2004	(1,2)	(3,4)	(12,4)	(17,0)
Charged to consolidated income statement:
-Additional provision	(0,2)	(2,2)	(2,4)	(4,8)
Used during the year	—	2,8	6,5	9,3
Exchange differences	0,0	0,0	0,1	0,1

At 31 December 2004	(1,4)	(2,8)	(8,2)	(12,4)

At 1 January 2005	(1,4)	(2,8)	(8,2)	(12,4)
Charged to consolidated income statement:
- Additional provision	(0,3)	(1,7)	(2,0)	(4,0)
Used during the year	—	3,1	1,4	4,5
Exchange differences	0,0	0,0	(0,0)	(0,0)

At 31 December 2005	(1,7)	(1,4)	(8,8)	(11,9)

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

21. Other operating income

	2005	2004

Net gain from sale of tangible fixed assets	4,3	1,7
Rental income	0,3	0,2
Others	1,1	3,5

	5,7	5,4

22. Expenses by nature

	2005	2004

Depreciation and amortisation (Notes 7 and 8)	(98,8)	(96,3)
Employee benefit expense (Note 23)	(132,3)	(108,0)
Raw materials and consumables used	(251,2)	(208,5)
Transportation	(46,2)	(34,1)
Advertising costs	(68,7)	(56,6)
Provisions charged to the income statement:
- Impairment of trade receivables	(2,0)	(2,4)
- Impairment of other receivables	(0,3)	(0,2)
- Impairment of inventories	(1,7)	(2,2)
- Net impairment of provisions	(9,1)	0,3
Other expenses	(75,6)	(93,5)

Total	(685,9)	(601,5)

Classified as:
– cost of sales	(406,2)	(352,5)
– selling and marketing costs	(217,2)	(180,4)
– administrative expenses	(54,8)	(49,8)
– other operating expenses	(7,7)	(18,8)

	(685,9)	(601,5)

23. Employee benefit expense

	2005	2004

Wages and salaries, including severance indemnity costs and termination benefits	(81,0)	(67,2)
Social security costs	(22,2)	(17,7)
Profit sharing	(13,4)	(10,5)
Other expenses	(15,7)	(12,6)

	(132,3)	(108,0)

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

24. Finance costs

	2005	2004

Interest expense:
– bank borrowings and financial leases	(46,6)	(36,7)
– interest from debt for acquisition of minority interest (Note 17)	(1,0)	—
– interest accrued from profit sharing	(0,6)	—

	(48,2)	(36,7)

Interest income:
– interest income from investments	7,8	5,5
– others	1,8	2,6

	9,6	8,1

Net foreign exchange transaction losses	(2,1)	(1,9)

	(40,7)	(30,5)

25. Income tax expense

	2005	2004

Current tax	(60,1)	(23,0)
Deferred tax (Note 19)	(11,8)	(10,2)

	(71,9)	(33,2)

The tax on the Company’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated companies as follows:

	2005	2004

Profit before tax	233,5	138,6

Tax calculated at domestic tax rates applicable to profits in the respective countries	78,1	46,4
Income not subject to tax	(9,4)	(11,6)
Expenses not deductible for tax purposes	3,2	2,6
Utilisation of previously unrecognised tax losses	—	(4,2)

Income tax expense	71,9	33,2

The weighted average applicable tax rate was 33% (2004: 33%).
26. Earnings per share
Basic and diluted
Basic and diluted earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Company and held as treasury shares (Note 15).

	Year ended December 31, 2005
	Class A	Class B

Profit attributable to equity holders of the Company	74,5	56,9
Weighted average number of ordinary shares in issue (millions)	626,6	48,6

Basic and diluted earnings per share (US$ per share)	0,119	1,171

	Year ended December 31, 2004
	Class A	Class B

Profit attributable to equity holders of the Company	45,7	36,0
Weighted average number of ordinary shares in issue (millions)	632,6	57,4

Basic and diluted earnings per share (US$ per share)	0,072	0,627

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

27. Dividends per share
The dividends paid in 2005 and 2004 were US$ 17,7 (US$ 0,0157 per share Class A, US$ 0,157 per share Class B and US$ 0,314 per ADR) and US$ 11,0 (US$ 0,008113 per share Class A, US$ 0,08113 per share Class B and US$ 0,162 per ADR) respectively. A dividend in respect of the year ended December 31, 2005 amounting to US$ 39,5 (US$ 0,03529 per share Class A, US$ 0,35285 per share Class B and US$ 0,70570 per ADR), is to be proposed at the Annual General Meeting on June 22, 2006. These financial statements do not reflect this dividend payable.
28. Contingencies
The Company is involved in litigation arising from time to time in the ordinary course of business. Based on management’s assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of existing litigation will result in amounts in excess of recorded provisions (Note 20) that would be material to the Company’s consolidated financial position or income statement.
29. Commitments
The Company’s unrecognised purchase commitments at the balance sheet date are as follows:

▪	Beer barley purchases: the Company agreed to sale seeds in exchange for beer barley. At December 31, 2005 the company committed to purchase 57.700 tons of beer barley. Although the price has not yet been determined, the Company estimates that it would cost approximately US$5,6.

▪	Services and raw materials: in order to warranty the normal course of the business, the Company has agreed with its suppliers, the purchase of certain raw materials and the contract of essential services.
30. Related-party transactions
The Company is controlled by Beverage Associates Corp. (“BAC”) and by Companhia de Bebidas das Américas (through NCAQ and Dunvegan), whom at December 31, 2005 indirectly owned 33,4% and 54,9% respectively, of Quinsa’s shares and 56,5% and 40,7% of the voting rights. The ultimate controlling entity of the Company is InBev N.V.

The following transactions were carried out with related parties:

(a)	Sales of goods and services

	2005	2004

Sales of goods:
– Goods	1,0	—
– Raw materials	0,4	1,3
– By products	0,8	—
Sales of services:
– Storage services	0,4	—

	2,6	1,3

The Company sold barley and seeds to Maltería Pampa S.A. (AmBev’s subsidiary) for US$ 0,4 (2004: US$ 1,3). Additionally, the Company sold goods to AmBev Peru and AmBev Ecuador, and by products to Compal S.A. (which is 60% owned by Arfinsa, company indirectly owned by certain members of the Bemberg family – the Company’s primary shareholder). Services consist mainly of storage services sold to Compal S.A.
(b)	Purchases of goods and services

	2005	2004

Purchases raw materials:
– Raw materials	11,1	9,9
Purchases of services:
– Services of key management personnel	—	0,4
– InBev (management services)	0,5	—
– Logistics services	—	1,3
Other costs:	1,0	—

	12,6	11,6

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

The Company purchased several raw materials including malt, from Maltería Pampa S.A. (AmBev’s subsidiary), and corn grits and rice from Compal S.A. (which is 60% owned by Arfinsa, company indirectly owned by certain members of the Bemberg family).

Services consist mainly of: fees for services, corresponds to certain administrative fees charged by Arfinsa; and integrated logistics support to the Company’s supply chain, from the inbound raw material supply through finished goods distribution, including dedicated contract carriage, the management of carriers, and other supply chain services.

(c)	Key management compensation

	2005	2004

Wages, salaries and social security and other charges	12,0	9,5
Profit sharing (Note 23)	13,4	10,5

	25,4	20,0

(d)	Year-end balances arising from sales / purchases of goods / services

	At 31 December 2005	At 31 December 2004

Receivables from related parties (Note 10):	0,8	0,3

	0,8	0,3

Payables to related parties (Note 17):	10,0	5,1
Other financial payables to related parties (Note 18)	0,5	0,5

	10,5	5,6

Additionally, on August 3, 2005 Quinsa announced that it has entered into an agreement with its controlling shareholder BAC and AmBev pursuant it has agreed to purchase from BAC its 5,32% equity interest in QI(B) for a preliminary price of US$ 110 million. Upon completion of this transaction, Quinsa owns 92,95% of QI(B) and AmBev owns the remaining 7,05%.. As of December 31, 2005 the amount owed by the Company is US$ 5,4 (See note 17)..
31. Summary of the Quinsa group of companies
The consolidated financial statements include the accounts of Quinsa and foreign controlled and affiliated subsidiaries. The following list summarizes the direct and indirect equity holdings in each of the companies, which form the Quinsa group.

Participation of interest owned is shown as of December 31, 2005:

	Country	Activity	Economic interest

Held directly:
. Quilmes International (Bermuda) Ltd.	Bermuda	Holding Company	92,95%
. Quilmes Industrial S.A.	Argentina	Holding Company	90,00%

Held indirectly:
. Cervecería y Maltería Quilmes S.A.	Argentina	Manufacturing and bottling of beverages	92,67%
. Colosas S.A.	Paraguay	Manufacturing and bottling of beverages	53,88%
. Inversiones Bemberg Chile Ltda.	Chile	Holding Company	92,95%
. Noitca Ltd.	British Virgin Islands	Holding Company	92,95%
. Linthal S.A.	Uruguay	Holding Company	92,95%
. Sociedad de Inversiones y Comercio Vienher S.A.	Panamá	Holding Company	92,95%
. Fábrica Paraguaya de Vidrios S.A.	Paraguay	Manufacturing of glass bottles	92,68%
. CCBA S.A.	Argentina	Manufacturing and bottling of beverages	92,95%
. Quilmes Do Brasil Ltda.	Brazil	Holding Company	92,67%
. Publicidad Relator S.A.	Argentina	Promotion and Marketing of beverages	92,66%

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

	Country	Activity	Economic interest

. Seven Up Concesiones S.A.I. y C.	Argentina	Manufacturing and bottling of beverages	92,66%
. Embotelladora Perla del Norte S.A.I.C.I.A. y F.	Argentina	Manufacturing and bottling of beverages	92,66%
. Aydecar S.A.	Argentina	Headcount supply services for carriers	92,66%
. Cervecería Paraguaya S.A.	Paraguay	Manufacturing and bottling of beverages	81,20%
. Cervecería Chile S.A.	Chile	Manufacturing and bottling of beverages	92,95%
. FNC S.A.	Uruguay	Manufacturing and bottling of beverages	90,68%
. Inversiones Cerveceras S.A.	Panamá	Holding Company	92,95%
. Cervecería Boliviana Nacional S.A.	Bolivia	Manufacturing and bottling of beverages	79,25%
. Embotelladora 9 de Julio S.A.I.C.I. y F.	Argentina	Manufacturing and bottling of beverages	92,65%
. Quilmes Industrial S.A.	Argentina	Holding Company	8,92%
. Intergal S.A.	Argentina	Merchandising and commercial services	92,67%
. Eco de los Andes S.A. (*)	Argentina	Manufacturing and bottling of water	45,36%
. Compañía Salus S.A. (*)	Uruguay	Manufacturing and bottling of water	32,22%
. Agrega S.A. (*)	Argentina	Purchase services	23,17%

(*) These investments are accounted for by the equity method.
32. Events after the balance sheet date
Companhia de Bebidas das Américas (AmBev) — Beverage Associates Corp. (“BAC”) transaction
On April 13, 2006, AmBev entered into an agreement with BAC (the “AmBev – BAC Agreement”) to acquire all of BAC’s remaining shares in Quinsa for a total purchase price of approximately US$ 1,2 billion, subject to certain adjustments, including dividends and interest. Upon the closing of the transaction, AmBev’s equity interest in Quinsa will increase from 56,72% to 91,18% of its total share capital. Pursuant to this transaction, which supersedes the put and call options, the parties agreed that the purchase price will be paid in cash. The closing of the transaction is subject to customary conditions precedent, including any required regulatory approvals.
The AmBev – BAC Agreement represents the final step of a transaction initiated on May 1, 2002, whereby Quinsa and AmBev had signed an agreement (the “Quinsa – AmBev Agreement”) pursuant to which they agreed to integrate their activities in Argentina, Paraguay and Uruguay relating to the production and sale of beer with the activities carried out by Quinsa. As a result of this Quinsa – AmBev Agreement, Quinsa was granted an exclusive license to produce and distribute the AmBev brands in the Southern Cone free of charge. It also provides for the distribution by AmBev of the Quilmes’ brands in Brazil. The Quinsa – AmBev Agreement was subject to several conditions, such as the approval by Argentina’s National Commission of Defense of Competition, the local authority. On January 13, 2003 the Commission approved this transaction for Argentina imposing certain conditions such as the sale of some brands currently marketed by Quinsa and certain productive assets within a twelve month period. As a result of this approval, on January 31, 2003 Quinsa and AmBev signed an agreement by which the terms of the strategic alliance were established between both parties. This alliance included the acquisition by Quinsa of Linthal S.A., a company that controlled the beer activities carried out by Ambev in Argentina, Paraguay and Uruguay.
The above mentioned transaction is governed by certain agreements described below:
- Share Exchange Agreement, Quinsa acquired Linthal S.A. (a holding company that controlled AmBev business in Argentina, Paraguay and Uruguay) in exchange for 26,388,914 newly issued Quinsa Class B shares.
- Stock Purchase Agreement pursuant to which, AmBev acquired from BAC 230,920,000 Class A shares, without par value, of Quinsa for an aggregate purchase price of US$ 346,4 million. In addition to the initial purchase of shares, BAC granted AmBev a call option, beginning in 2009, to acquire the remaining 373,520,000 Quinsa Class A shares held by BAC in exchange for newly issued shares of AmBev, and AmBev granted BAC a put option, beginning in 2003, to sell AmBev the remaining 373,520,000 Quinsa Class A shares held by BAC in exchange for newly issued shares of AmBev. The put and call option exchange ratios are based on certain financial indices as specified in the agreement.
- Quinsa Shareholders Agreement. Pursuant to the Stock purchase agreement, Quinsa agreed to enter into a Shareholders Agreement with Ambev and BAC to govern certain matters relating to voting, transfer and insurance of Quinsa shares.
Due to legal proceedings instituted by one of the Company’s competitors, CCU, the twelve month deadline, which started on January 13, 2003, for compliance with the conditions was suspended. In April 2003, CCU contested the conditions imposed by the Argentine antitrust authorities by filing a claim in the Federal Court of Appeals in Argentina seeking to enjoin the sale of the brands because CCU believes it should be entitled to bid for them. CCU is currently barred from bidding on such brands because it has operations in Argentina, and therefore does not qualify as a foreign purchaser pursuant to the Argentine antitrust authority’s stipulations. CCU’s claim tolled the time period in which the Company is required to sell its brands. CCU’s claim was rejected by the Federal Court of Appeals, and this decision was appealed by CCU to the Argentine Supreme Court for review of the Federal Court of Appeals’ decision.
The twelve months period in which the Company is required to comply with the antitrust conditions described above was suspended until

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

     March 2006, in which a final decision was reached, the Argentine Supreme Court rejected the CCU’s claim.
33. Income Statement – April 2005
On March 25, 2004 the company announced a repurchase program which was completed during March 2005 after receiving a substantial dividend payment, recorded as a profit, from its sole subsidiary (Quilmes International, Bermuda). The board proposed changing the year end of the company for the fiscal year starting 1st January to 30th April 2005 and immediately thereafter reverting to a 31st December year end. As a consequence there were two rump years, the first from 1st January 2005 to 30th April 2005 and the second from 1st May 2005 to 31st December 2005. approval of these accounts also would have allowed the Company to consider other possible repurchases of shares and/or other dividend payments and to create the required undistributable reserves to match any such repurchases.
The income statement corresponding to the two rump years are shown below:

	2005
	1st January to 30th April	1st May to 31st December
Net Sales	315,1	639,2
Cost of sales	(130,3)	(275,9)

Gross profit	184,8	363,3

Other operating income	—	5,7
Selling and marketing costs	(65,9)	(151,3)
Administrative expenses	(14,5)	(40,3)
Other operating expenses	(0,7)	(7,0)

Operating profit	103,7	170,4

Finance costs — net	(8,1)	(32,6)
Share of profit of associates	0,1	—

Profit before income tax	95,7	137,8

Income tax expense	(29,5)	(42,4)

Profit for the year	66,2	95,4

Attributable to:
Equity holders of the Company	53,3	78,1
Minority interest	12,9	17,3

	66,2	95,4

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)
34 Reconciliation of net income and shareholders’ equity to US GAAP
The principal differences between IFRS and US GAAP as they relate to the Company are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

	For the year ended December 31,
	2005	2004
Net income attributable to equity holders of the Company in accordance with IFRS	131,4	81,7

US GAAP adjustments — income (expense)

Valuation of property, plant and equipment (Note 34.a)	19,9	38,4
Inventory valuation (Note 34.b)	0,4	(0,2)
Capitalization of interest cost (Note 34.c)	0,5	—
Changes in fair value of financial assets through profit and loss (Note 34.d)	(0,4)	—
Differences in basis relating to purchase accounting (Note 34.e)	(3,4)	(3,7)
Change to consolidation (Note 34.f)	0,1	0,1
Deferred income tax (Note 34.h)	(8,2)	(12,6)
Minority interest (Note 34.i)	(0,7)	(3,8)

Net income in accordance with US GAAP	139,6	99,9

Consolidated basic and diluted earnings per share in accordance with US GAAP:
Net income per Class A common share	0,13	0,08
Net income per Class B common share	1,24	0,90

	As of December 31,
	2005	2004
Shareholders’ equity in accordance with IFRS	490,7	446,9

Valuation of property, plant and equipment (Note 34.a)	(219,1)	(240,7)
Inventory valuation (Note 34.b)	(1,3)	(1,7)
Capitalization of interest cost (Note 34.c)	0,5	—
Differences in basis relating to purchase accounting (Note 34.e).	44,0	47,4
Change to consolidation (Note 34.f)	(0,7)	(0,8)
Acquisition of minority interest in QI(B) (Note 34.g)	(70,7)	—
Deferred income tax (Note 34.h)	60,7	69,7
Minority interest (Note 34.i)	17,0	19,9

Shareholders’ equity in accordance with US GAAP	321,1	340,7

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)
34 Reconciliation of net income and shareholders’ equity to US GAAP (continued)
Changes in shareholders’ equity under US GAAP are as follows:

	Year ended December 31,
	2005	2004
Shareholders’ equity at the beginning of the year in accordance with US GAAP	340,7	381,5
Net income for the year in accordance with US GAAP	139,6	99,9
Purchase of treasury stock	(65,6)	(128,7)
Foreign currency translation	(5,6)	(1,0)
Acquisition of minority interest in QI(B)	(70,7)	—
Changes in fair value of financial assets through profit and loss	0,4	—
Dividends paid in cash	(17,7)	(11,0)

Shareholders’ equity at the end of the year in accordance with US GAAP	321,1	340,7

(a) Valuation of property, plant and equipment
Under IFRS, the Company applied the provisions contained in IFRS 1 for the revaluation of certain items of property, plant and equipment. Accordingly, a technical revaluation was adopted by the Company as the deemed cost for these items.
Under US GAAP, no revaluations have been made and historical cost has been used by the Company as its basis of accounting for these items. The US GAAP adjustment to net income represents the difference in depreciation charge for the year.
(b) Inventory valuation
Under both IFRS and US GAAP, the Company values inventory at the lower of cost or net realizable value. Nevertheless, the outstanding balance of inventories at year-end contains a portion of the depreciation of property, plant and equipment for the year. As mentioned in Note 34.a above, the value of certain items of property, plant and equipment for IFRS purposes has been determined based on a technical revaluation while historical cost has been used under US GAAP. Accordingly, the carrying amount and the annual depreciation charge under IFRS are higher than those determined under US GAAP. Therefore, this US GAAP adjustment reflects the net effect of: i) the reversal of the excess depreciation of property, plant and equipment capitalized within inventory under IFRS and ii) the corresponding effects on the determination of cost of sales.
(c) Capitalization of interest cost
Under IFRS, the Company follows the guidance set forth by International Accounting Standard No. 23 “Borrowing Costs” (“IAS 23”), which states that interest cost should be recognized as an expense in the period in which it is incurred. IAS 23 provides for an allowed alternative treatment under which interest cost that is directly attributable to the acquisition, construction or production of a qualifying asset should be capitalized as part of the cost of that asset. In case the allowed alternative treatment is applied, the amount of interest cost eligible for capitalization should be determined in accordance with IAS 23. However, for IFRS purposes, the Company elected to follow the general guidance contained in IAS 23 and interest cost has been expensed as incurred.
Under US GAAP, the Company applies the provisions of Statement of Financial Accounting Standards No. 34, “Capitalization of Interest Cost” (“SFAS No. 34”), which requires interest capitalization on qualifying assets which have a period of time to get them ready for their intended use. In accordance with these requirements, interest was capitalized during the year ended December 31, 2005. The net US GAAP adjustment also includes the net effect of this capitalization and higher depreciation charges.
(d) Changes in fair value of financial assets through profit and loss
The Company has certain investments in government bonds. Under IFRS, the Company carries these investments at fair value through profit or loss with unrealized gains and losses, if any, included in the income statement.
Under US GAAP, the Company carries these investments at fair value with unrealized gains and losses, if any, included in other comprehensive income in accordance with Statement of Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”).

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)
34 Reconciliation of net income and shareholders’ equity to US GAAP (continued)
(e) Differences in basis relating to purchase accounting
Under previous GAAP, the Company applied the purchase method of accounting to all of its acquisitions. Accordingly, the purchase price was allocated to the fair value of assets acquired and liabilities assumed. The excess of purchase price over the fair value of net tangible and intangible identifiable assets acquired was considered goodwill.
As indicated in Note 5.1.2., the Company has applied the business combination exemption in IFRS 1 and has elected not to restate the business acquisitions, which occurred prior to January 1, 2004, the date of transition to IFRS, to comply with IAS 22 “Business Combinations”. Accordingly, no adjustments were made to the carrying amount of goodwill and other identifiable intangible assets (i.e. licences and trademarks) at the date of transition to IFRS. Goodwill is not amortized under IFRS, but subject to an annual impairment test. Licences and trademarks are being amortized under the straight line method over 20 years.
Under US GAAP, the Company also applied the purchase method of accounting to all of its acquisitions. Accordingly, the purchase price was allocated to the assets acquired and the liabilities assumed based on the estimated fair values at the date of acquisition in the purchase price allocation process, such as the derecognition of certain restructuring liability and the recognition of the effect of deferred tax liability related to intangible assets.
(f) Change to consolidation
During the year ended December 31, 2000 the Company increased its ownership interest in CBN from 14,55% to 70,34%, gaining effective control. As a result, under previous GAAP, the Company changed its accounting method from cost to consolidation prospectively as from September 1, 2000. Therefore, the results of operations of CBN were included in the income statement from September 1, 2000 through December 31, 2000.
As discussed in Note 34 (e), under IFRS the Company has elected not to restate the business acquisitions, which occurred prior to January 1, 2004, the date of transition to IFRS, to comply with IAS 22 “Business Combinations”.
Under US GAAP, as required by the Accounting Principles Board Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock” (“APB 18”), the financial statements of prior periods would be retroactively adjusted to account for this investment under the equity method of accounting.
(g) Acquisition of minority interest in QI(B)
As discussed in Note 8, the Company entered into an agreement with one of its controlling shareholders, BAC, to acquire a 5,32% equity interest in the Company’s subsidiary, QI(B), for a total purchase price of US$114,5. Under IFRS, as discussed in Note 2.2. b) the Company treated this transaction as a transaction with a party external to the Company. As a result, the Company treated the excess of purchase price over the carrying value of the minority interest acquired as goodwill (US$84.8 million.)
Under US GAAP, since BAC is one of the controlling shareholders of the Company, the difference between the purchase price paid and the US GAAP book value of BAC ´s investment in QI(B) was considered analogous to a dividend payment to the shareholder and thus reduced equity under US GAAP (US$70,7 million.) Furthermore, the US GAAP book value of BAC ´s investment in QI(B) was deemed the Company’s purchase price of the minority interest. The Company applied the purchase method of accounting to this acquisition and accordingly the difference between the deemed purchase price and the fair value of the minority interest acquired was allocated to licences and trademarks. These intangible assets are being amortized under the straight line method over 15 years.
(h) Deferred income tax
This adjustment represents the effect of deferred income taxes of the foregoing adjustments as applicable.
(i) Minority Interest
This adjustment represents the effect on minority interest of the foregoing adjustments as applicable.

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)
34 Reconciliation of net income and shareholders’ equity to US GAAP (continued)
(j) Net income
Under US GAAP, net income is shown net of the portion of the Company’s gain for the year attributable to minority shareholders. Accordingly, for US GAAP purposes, net income represents the gain attributable only to majority equity holders. Under IFRS, net income represents total gain obtained by the Company in a given period before offsetting the portion attributable to minority shareholders.
(k) Cumulative translation differences exemption
As mentioned in Note 2.4, the Company applied the cumulative translation differences exemption provided by IFRS 1 and, accordingly, has set the previously cumulative translation differences to zero at January 1, 2004. This exemption is not available under US GAAP. Nevertheless, this circumstance does not give rise to a difference between total shareholders’ equity under IFRS and US GAAP, but to a reclassification within shareholders’ equity.
(l) Comprehensive income (loss)
On January 1, 1998, the Company adopted SFAS No. 130, “Reporting Comprehensive Income” (“SFAS 130”). SFAS 130 establishes guidelines for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Accumulated other comprehensive income (loss) is presented below, net of income tax expense/benefit:

	Year ended December 31,
	2005	2004
Net income under US GAAP	139,6	99,9
Other comprehensive (loss) income:
Foreign currency translation	(5,6)	(1,0)
Changes in fair value of financial assets through profit and loss	0,4	—
Comprehensive income	134,4	98,9

	As of December 31,
	2005	2004
Accumulated other comprehensive loss	(237,3)	(232,1)

EXHIBIT INDEX

Exhibits
1.1	Articles of Incorporation of Quinsa, as amended (equivalent of both charter and by-laws).

2.1	Deposit Agreement dated February 28, 2002 among Quinsa, The Bank of New York and the holders from time to time of American Depositary Receipts issued thereunder (incorporated by reference to the registration statement on Form F-6 filed on February 20, 2002; File No. 333-83226).*

2.2	Form of American Depositary Receipt for Quinsa Class B shares (included in Exhibit 2.1).*

4.1	Share Exchange Agreement dated May 1, 2002 among Companhia de Bebidas das Américas—AMBEV and Quinsa (incorporated by reference to Exhibit 2.1 of the Schedule 13D relating to Quinsa, filed on May 13, 2002 by AmBev).*

4.2	Memorandum of Agreement dated January 13, 2003 between Heineken, Quinsa, BAC and certain of their respective affiliates dated January 13, 2003 (incorporated by reference to our Annual Report on Form 20-F filed on June 27, 2003 filed as Exhibit 4.2).*

4.3	Letter Agreement dated January 13, 2003 between AmBev, BAC and Quinsa (incorporated by reference to Exhibit 2.4 of the Schedule 13D/A relating to Quinsa filed on February 4, 2003 by AmBev).*

4.4	Quinsa Shareholders Agreement dated as of January 31, 2003 among BAC and AmBev (incorporated by reference to Exhibit 2.5 to Amendment No. 1 to the Schedule 13D relating to Quinsa filed on February 4, 2003 by AmBev).*

4.5	License Agreement dated January 31, 2003 between Quinsa and AmBev (incorporated by reference to our Annual Report on Form 20-F filed on June 27, 2003 as Exhibit 4.4).*

4.6	Distribution Agreement dated January 31, 2003 between Quinsa and AmBev (incorporated by reference to our Annual Report on Form 20-F filed on June 27, 2003 as Exhibit 4.5).*

4.7	Share Pledge Agreement dated as of January 31, 2003, among BAC, AmBev and Quinsa (incorporated by reference to Exhibit 2.9 to Amendment No. 1 to the Schedule 13D relating to Quinsa filed on February 4, 2003 AmBev).*

4.8	Escrow Agreement dated as of January 31, 2003, among BAC, AmBev and The Bank of New York (incorporated by reference to Exhibit 2.10 to Amendment No. 1 to the Schedule 13D relating to Quinsa filed on February 4, 2003 by AmBev).*

4.9	U.S.$ 150,000,000 Credit Agreement dated as of March 22, 2005 among CMQ and the Branch of Citibank N.A. established in the Republic of Argentina. (incorporated by reference to our Annual Report on Form 20-F filed on June 30, 2005 (as amended on November 23, 2005) as Exhibit 4.9*

4.10	Agreement dated as of August 3, 2005 among BAC, AmBev and Quinsa.

4.11	Agreement dated as of April 13, 2006 among BAC, AmBev and Quinsa.

Exhibits
8.1	List of Subsidiaries.

10.4	Resolution of the Office of Competition, Deregulation and Consumer Advocacy of the Ministry of Production of the Republic of Argentina regarding the business combination of AmBev and Quinsa—English Translation (incorporated by reference to Exhibit 2.09 to Amendment No. 1 to the Schedule 13D relating to Quinsa filed on February 4, 2003 by AmBev).*

11.1	Code of Ethics (incorporated by reference to our Annual Report on Form 20-F filed on June 30, 2004 as Exhibit 11.1).*

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of A.C. Nielsen Argentina S.A.

15.2	Consent of A.C. Nielsen Chile.

15.3	Consent of CCR/IRI.

15.4	Consent of A.C. Nielsen Uruguay.

15.5	Consent of CIES Internacional.

*	Incorporated by reference.