Form 20-F
period 2006-12-31
QUILMES INDUSTRIAL QUINSA SOCIETE ANONYME
filed 2007-09-14
CIK 1010246

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2006
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from              to
Commission file number: 1-14278

QUILMES INDUSTRIAL (QUINSA),
SOCIÉTÉ ANONYME

(Exact name of Registrant as specified in its charter)
Grand-Duchy of Luxembourg
(Jurisdiction of incorporation or organization)
84, Grand Rue
L-1660 Luxembourg
Grand-Duchy of Luxembourg
(Address of principal executive offices)
registered with the Luxembourg Register of Commerce
and Companies under No RCS Luxembourg B32501

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

Class A shares, without par value	630,384,163
Class B shares, without par value	48,907,094

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	No	X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes	No	X

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

Large accelerated filer    ☐                                   Accelerated filer  ☒                                    Non-accelerated filer  ☐

Indicate by check mark which financial statement Item the registrant has elected to follow.

Item 17	X	Item 18

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	No	X

TERMS AND CONVENTIONS

As used throughout this annual report, the terms “Quinsa”, the “Company”, “we”, “us” and “our” refer to Quilmes Industrial (Quinsa), Société Anonyme, together with our consolidated subsidiaries, except where we make clear that such terms refer only to the parent company. Quinsa is a holding company that carries out its business through its operating subsidiaries.

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

FINANCIAL INFORMATION

This annual report contains our audited consolidated financial statements as of December 31, 2006 and 2005 and for the three years in the periods ended December 31, 2006, 2005 and 2004, all of which have been audited by Price Waterhouse & Co S.R.L. (a member firm of PricewaterhouseCoopers), independent accountants (such statements, together with the notes thereto, are referred to herein as the “Consolidated Financial Statements”).

We prepare our consolidated financial statements in U.S. dollars. Since January 1, 2005, we prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”). Consequently our 2005  financial statements were prepared in accordance with IFRS 1, “First-time adoption of IFRS”, since these were the first financial statements the Company published under IFRS, while our 2006 financial statements were prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB). Prior to January 1, 2005, our consolidated financial statements had also been prepared in U.S. dollars but following generally accepted accounting principles used in Luxembourg (“Lux GAAP”). Both IFRS and Lux GAAP differ in certain significant respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as by virtue of the fact that additional disclosures are required by U.S. GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). See Note 32 to our Consolidated Financial Statements contained elsewhere in this annual report for a description of the principal differences between IFRS and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of our net income (loss) and shareholders’ equity. The reconciliation does not include disclosure of all information that would be required by U.S. GAAP and Regulation S-X of the SEC.

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

Due to extensive and rapid changes in laws as well as economic and business conditions in most of the countries where we own assets, it is difficult to predict the impact of such changes on our financial condition. You should not place undue reliance on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered together with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to forward-looking statements contained in this annual report to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

For all these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

MARKET SHARE INFORMATION

Market share information with respect to beer and soft drinks consumed in Argentina is based on data supplied by A.C. Nielsen Argentina S.A. (“Nielsen Argentina”). Market share information presented with respect to beer consumed in Paraguay is based on data supplied by CCR/IRI. Market share information presented with respect to beer consumed in Chile and Bolivia is based on data supplied by A.C. Nielsen Chile Ltd. (“Nielsen Chile”) and CIES Internacional (“CIES”), respectively. Market share information presented with respect to beer and soft drinks consumed in Uruguay is based on data supplied by A.C. Nielsen (“A.C. Nielsen”). Certain market data which appear herein (including percentage amounts) may not sum due to rounding.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following selected consolidated financial data have been derived from the Consolidated Financial Statements as of the dates and for each of the periods indicated below. This information should be read in conjunction with and is qualified in its entirety by reference to the Consolidated Financial Statements, and the discussion in “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected consolidated statement of income data for the years ended December 31, 2006, 2005 and 2004 and the selected consolidated balance sheet data as of December 31, 2006 and 2005 have been derived from our Consolidated Financial Statements, included elsewhere in this annual report.  We prepare our consolidated financial statements in U.S. dollars in conformity with International Financial Reporting Standards (“IFRS”). Our consolidated financial statements for 2005 were prepared in accordance with IFRS 1, “First-time adoption of IFRS” since they were the first financial statements the Company published under these standards. Prior to January 1, 2005, Quinsa’s consolidated financial statements had also been prepared in U.S. dollars but following generally accepted accounting principles used in Luxembourg (“Lux GAAP”). Both IFRS and Lux GAAP differ in certain significant respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”).  Such differences involve methods of measuring the amounts shown in the Consolidated Financial Statements, as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC. See Note 32 to our Consolidated Financial Statements contained elsewhere in this annual report for a description of the principal differences between IFRS and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of our net income (loss) and shareholders’ equity. The reconciliation does not include disclosure of all information that would be required by U.S. GAAP and Regulation S-X of the SEC.

The U.S. GAAP selected consolidated financial data for the years ended December 31, 2006, 2005 and 2004 have been derived from our Consolidated Financial Statements included elsewhere in this annual report. The U.S. GAAP selected consolidated financial data for the years ended December 31, 2004, 2003 and 2002 have been derived from our consolidated financial statements which are not included herein.

2004	2005	2006
(in US$ millions except for per share information and Other Data)
Income Statement Data:
Net sales	765.2	954.3	1166.3
Cost of sales	(352.5)	(406.2)	(474.7)
Gross profit	412.7	548.1	691.6
Selling and marketing costs	(180.4)	(217.2)	(265.0)
Administrative expenses	(49.8)	(54.8)	(73.7)
Other operating income (expense), net	(13.4)	(2.0)	10.7
Operating profit	169.1	274.1	363.6
Other income
Interest and financial expenses	(30.5)	(40.7)	(49.9)
Share of profits of associates	-	0.1	-
Income (loss) before income taxes, minority interest and extraordinary items	138.6	233.5	313.7
Income tax expense	(33.2)	(71.9)	(113.2)
Net income (loss)	105.4	161.6	200.5
Profit attributable to equity holders of the Company	81.7	131.4	165.8
Profit attributable to minority interest (1)	23.7	30.2	34.7
Earnings per Class A share (2)	0.072	0.119	0.153
Earnings per Class B share (2)	0.627	1.171	1.533
Earnings (loss) per ADS (2)	1.254	2.342	3.066
Dividends per Class A share	0.0157	0.0351	0.045818
Dividends per Class B share	0.1570	0.3506	0.458180
Dividends per ADS	0.3140	0.7012	0.91636

U.S. GAAP:	2002	2003	2004	2005	2006
				(Restated) (6)
Net income (loss)	(121.5)	120.9	99.9	138.8	164.6
Basic and diluted net income (loss) per ADS (3)	(2.38)	1.96	1.80	2.48	3.04
Basic and diluted earnings (loss) per Class A common share (“Class A share”) (3)	(0.11)	0.09	0.08	0.13	0.15
Basic and diluted earnings (loss) per Class B common share (“Class B share”) (3)	(1.19)	0.98	0.90	1.24	1.52

Balance Sheet Data:	2004	2005	2006
Cash and banks and short-term investments	120.2	159.5	292.9
Total current assets	287.0	362.4	535.2
Total non-current assets	1,025.5	1,056.7	1,042.7
Total assets	1,312.5	1,419.1	1,577.9
Short-term loans (4)	106.8	96.8	145.5
Long-term loans (4)	260.1	296.0	190.6

2004	2005	2006
(in US$ millions except for per share information and Other Data)

Total liabilities	735.8	856.4	861.2
Minority interest	129.8	72.0	84.6
Share capital	41.7	34.7	34.7
Shareholders’ equity	576.7	562.7	716.7

U.S. GAAP:	2002	2003	2004	2005	2006
				(Restated) (6)
Shareholders’ equity (7)	175.1	381.5	340.7	391.0	1,994.8

Other Data:	2004	2005	2006
Total brewing capacity (hectoliters in thousands) (5)	23,200	24,440	22,500
Total beer volume sold (hectoliters in thousands)	15,376	16,465	17,956
Total soft drink capacity (hectoliters in thousands)	17,300	17,500	19,100
Total soft drink and water volume sold (hectoliters in thousands)	6,769	8,532	10,698
Number of employees	6,351	6,649	7,178
Number of Class A shares (in millions)	637.1	631.8	631.8
Number of Class B shares (in millions)	70.8	48.8	48.8

1)
Pursuant to the Company’s adoption of IFRS, profit for the years 2005 and 2006 are shown in full. In other words, the distinction between the portion of the year’s profit attributable to each of the equity holders of the Company and minority interest is made separately. Because the percentage of our indirect ownership varies among our various consolidated subsidiaries, the calculation of the minority interest during any period is a function of the minority ownership in QI(B), our principal subsidiary (15% until July 2003, 12.4% until July 2005, and 7.05% since then). It is also a function, to a lesser extent, of the income of each of the operating subsidiaries and the percentage of each such subsidiary’s capital stock owned by minority shareholders during such period. QI(B)’s holdings in its operating subsidiaries range from 99.70% to 100% for the most significant Argentine subsidiary and Chilean subsidiary, respectively, to as low as 57.97% in Colosas S.A., a Paraguayan subsidiary.

2)
Earnings per share under IFRS (for 2004, 2005 and 2006) are calculated on a basic and diluted basis, by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Company and held as treasury shares. See Notes 14 and 25 to our Consolidated Financial Statements.

3)
Under U.S. GAAP, we have presented basic and diluted earnings per share in conformity with SFAS No. 128 (“Earnings per Share”) and SEC Staff Accounting Bulletin No. 98 (“SAB No. 98”) for all periods. In June 2002, our shareholders approved a capital restructuring by which (i) the then outstanding number of ordinary shares (68,400,000) were split ten-for-one and renamed Class A shares and (ii) the then outstanding number of preferred shares (39,750,089) were converted into ordinary shares on a one for one basis and renamed Class B shares. As a result, Class B shares have dividends and liquidation rights equal to ten times the rights of Class A shares. Therefore, we are required to use the two-class method to report earnings per share for the years ended December 31, 2003, 2004, 2005 and 2006. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock according to dividends declared and participation rights in undistributed earnings. Outstanding shares for the year 2002 were retroactively restated for the stock split mentioned above. Each ADS represents two Class B shares.

4)
Short-term loans represent our current loans and short-term portion of long-term debt. Long-term loans include the non-current portion of long-term debt due to banks and notes payable. See Note 17 to our Consolidated Financial Statements for details.

5)	Capacity for 2006 is net of the Lujan brewery (capacity 2.9 million hectoliters) sold in December 2006.

6)
As discussed in Note 32 to our Consolidated Financial Statements, we have restated our US GAAP shareholders' equity and net income for the year ended December 31, 2005 to reflect a change in the method used to account for the acquisition of the QI(B) shares from BAC.  In 2005 we acquired from one of our controlling shareholders, BAC, a 5.32% equity interest in our subsidiary, QI(B), for a total purchase price of US$114.5 million.  Under IFRS, we treated this transaction as a transaction with a party external to us.  As a result, we treated the excess of purchase price over the carrying value of the minority interest acquired as goodwill (US $84.8 million).  For US GAAP purposes, this acquisition was previously reported as a transaction completed between entities under common control and, as such, the difference between the purchase price paid by us and the US GAAP carrying value of BAC’s investment in QI(B) was treated as a dividend payment and thus reduced equity under US GAAP for US $70.7 million.  Following a further review of the transaction, we concluded that the acquisition of the QI(B) shares from BAC was not a transaction completed between entities under common control, and, as such, reversed the previous accounting under US GAAP and recognized the transaction following the purchase method of accounting as a transaction with a party external to us.  The restatement resulted in an increase in our stockholders' equity as of December 31, 2005 of $69.9 million and a decrease in net income for the year ended December 31, 2005 of $0.8 million.

7)
For a breakdown of changes in shareholders’ equity for the years ended December 31, 2005 and 2006, please see Note 32 to our consolidated financial statements. As discussed therein, as a result of AmBev’s acquisition of Quinsa shares in January 2003 and August 2006, Quinsa’s financial statements subsequent to July 31, 2006 reflect the purchase accounting adjustments, including goodwill, that AmBev reflected in its own books at the time of these purchases.

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

•
converting certain U.S. dollar-denominated loans from financial institutions into peso-denominated debts (“pesification”) at a one-to-one exchange rate plus an adjustment for variations in consumer prices (Coeficiente de Estabilización de Referencia or Reference Stabilization Index, “CER”) or in salaries (Coeficiente de Variación Salarial or Salary Valuation Index, “CVS”) and converting U.S. dollar denominated bank deposits into peso-denominated bank deposits at an exchange rate of P$1.40 per US$1.00, as adjusted by CER;

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
•
amending the charter of Argentina’s Central Bank to permit it to print currency in excess of the amount of the foreign reserves that it holds, make short-term advances to the federal government and provide financial assistance to financial institutions that have liquidity constraints or solvency problems

The institution of these measures created great financial uncertainty and virtually paralyzed all commercial and financial activities in Argentina during 2002. In 2003 and 2004, the government eased some of these restrictions. Nevertheless, significant government controls and restrictions remain in place.

In 2003 the Argentine economy began to stabilize, and it generally has been improving since then. However, while many economic indicators have improved over the past four years, the Argentine economy remains fragile and we cannot assure you that it will continue to grow at current  levels or that it will experience any growth in the future. In fact, inflation increased to 9.8% during 2006, and management expects it to remain high in 2007. Since the beginning of the economic crisis successive governments have adopted many far-reaching, and not always consistent, laws and regulations affecting the economy and these actions may continue. Economic conditions in Argentina have deteriorated rapidly in the past and they may deteriorate rapidly in the future.

Adverse economic and social conditions in Argentina and the Argentine government’s response thereto have had material adverse effects on our financial condition, results of operations and business in the past. These conditions have resulted in reduced consumer spending which, in turn, has negatively impacted consumer demand for our products. While demand improved somewhat in 2003 and caused our net sales to be US$622.7 million in 2003, as compared to US$468.6 million in 2002, our net sales for 2003 remained substantially lower than the US$955.1 million realized in 2000 and the US$938.7 million realized in 2001. Recovery has continued since then, with net sales reaching US$765.2 million, US$954.3 million, and US$1,166.3 million for 2004, 2005 and 2006, respectively. However, any resurgence of economic difficulties, social unrest, lack of broad political consensus, and governmental responses to these circumstances may continue to adversely affect us and could impair our financial condition, results of operations and business.

Argentina’s recent insolvency and default on its public debt resulted in material adverse effects on our business, financial condition and results of operations, as well as the ability of private companies, including Quinsa, to obtain debt or equity financing.

By means of successive announcements between December of 2001 and April of 2002, the Argentine government declared the suspension of payments on all of Argentina’s sovereign debt, with very limited exceptions, until December 31, 2002. On March 13, 2003, this suspension of payments was extended until the end of fiscal year 2003. In June 2005, payment on certain unpaid accrued interest was made, as new government securities were delivered in exchange for the defaulted securities.

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

On November 1, 2004, Argentina announced a formal offer to restructure its more than US$100 billion of defaulted debt. The total amount to be restructured included US$2.1 billion in unpaid accrued interest dating from before December 2001. On January 10, 2005, Argentina launched this offer. Holders of approximately 76% of the defaulted securities accepted the offer. The restructuring process concluded in June 2005.

On January 3, 2006 Argentina repaid all amounts owed to the IMF under its outstanding credit facilities.

As of September 30, 2006, Argentina’s total gross public debt was approximately US$155 billion (including a face value of US$19.5 billion of bonds not tendered in the offer). The Argentine government’s default and the protracted negotiations with its creditors has had and may in the future again have a significant adverse effect on its ability to obtain financing necessary to implement needed political, social and economic reforms. The absence of these reforms may undermine the private sector’s ability to restore, maintain or increase economic growth and may result in a recession, higher inflation, further unemployment and greater social unrest. These conditions could have a material adverse effect on our business, financial condition and results of operation. Argentina’s debt default has in the past adversely affected the ability of private companies, including Quinsa, to obtain debt or equity financing. Any resurgence of economic difficulties, and any future default on the Argentine republic’s financial obligations may again impair Quinsa’s ability to obtain debt or equity financing, or may adversely affect the cost of such financing.

The devaluation of the peso creates greater uncertainties as to Argentina’s economic future.

The Argentine Convertibility Law, which established a fixed exchange rate under which the Central Bank was obliged to sell U.S. dollars at a fixed rate of P$1.00 per US$1.00, was partially repealed on January 6, 2002. In its place, the Argentine Congress enacted the Public Emergency Law, which gives the executive branch the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market. Hence, since the beginning of 2002 there has not been a mandatory parity exchange rate between the U.S. dollar and the Argentine peso. The peso floats freely, although the Argentine Central Bank frequently and significantly intervenes in the currency market in an effort to manage the dollar/peso exchange rate. Nevertheless, since the devaluation of the peso in 2002, the peso has fluctuated significantly. On May 31, 2007, the peso traded at an exchange rate of P$3.0785 per US$1.00, compared to an exchange rate of P$3.04 per US$1.00 on May 15, 2006, P$2.90 per US$1.00 on May 15, 2005, P$2.91 per US$1.00 on May 14, 2004, and P$2.84 per US$1.00 on May 15, 2003.  On August 31, 2007 the peso traded at an exchange rate of P$3.1558 per US$1.00.

The Argentine government’s ability to honor its foreign debt obligations was materially and adversely affected by the devaluation of the peso. Peso-denominated tax revenues constitute the primary source of its earnings, but most of its financial liabilities are dollar-denominated.

In addition, Argentina has found few opportunities to effectively raise capital in the international markets amid a sustained lack of significant investor confidence in the Argentine economy generally. The devaluation of the peso and accompanying economic policy measures were intended to redress the effects of unemployment and to stimulate economic growth. While Argentina experienced strong growth in its gross domestic product every year since 2003, the rate of inflation increased during 2005 and 2006. The country’s future economic stability and growth will depend on the stability of the peso/dollar exchange rate at levels reasonably close to prevailing levels (which, as noted above, have been supported in part by Central Bank interventions in the exchange market), and the absence of significant inflation. Should these circumstances not occur, several negative outcomes could occur: investments will likely retract while economic activity decreases, unemployment could rise beyond current levels, tax revenues could drop and government spending could again exceed revenues.

Recent economic and political instability have placed the Argentine financial system at risk.

The Argentine economic crisis provoked major withdrawals of deposits from Argentine financial institutions before the imposition of restrictions on withdrawals in January 2002. This run on deposits had a material adverse effect on the Argentine financial system as a whole.

While the government passed legislation and ordered certain measures to be taken to partially shield banks from further massive withdrawals of deposits, those very measures also led to the paralysis of virtually all commercial and financial activities, significantly diminishing spending and greatly increasing social unrest. As a result, there has been widespread public repudiation of, and protests against, these financial institutions, which have had a material adverse effect on the Argentine financial system.

Argentina’s economic growth since 2003 has allowed a gradual accumulation of deposits in Argentine financial institutions and improved the liquidity of the financial system. Overall bank deposits continued to accumulate, increasing 25% during 2006, and this led to an increase in loans, that grew 39% over the twelve months ending in December 2006. While the recovery in bank deposits was originally restricted to short-term deposits (mainly demand and savings accounts), longer term certificates o f deposit started to increase in the second half of 2004. If the relationship between the credit supply and demand weakens, then the probability of financial institutions collapsing (as a result of operating with negative margins for an extended period of time) would be high. Under these circumstances, the size of the Argentine financial market and the ability of private companies to obtain financing could be reduced.

Should the Argentine banking system or one of its larger banks suffer a serious liquidity crisis, the country’s prospects for economic recovery and political stability on the one hand, and our Company on the other, would both be materially and adversely affected.

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

The devaluation of the peso and subsequent monetary policy have created pressures on the domestic price system that generated inflation of 3.7% in 2003, 6.1% in 2004, 12.3% in 2005 and 9.8% in 2006. During 2003 the Wholesale Price Index (“WPI”) exhibited a cumulative increase of 2.0%, compared to 7.9% for 2004, 10.7% for 2005 and 7.1% for 2006. The WPI and the Argentine CPI increased by approximately 1.8% and 2.2%, respectively, in the first quarter of 2007.

No assurance can be given that the Argentine government’s future policies will efficiently control the value of the peso and it is possible that the peso will be subject to significant fluctuations and depreciation in the future.  If the peso/dollar exchange rate continues to fluctuate significantly and ultimately to deteriorate, Argentina may experience greater inflationary pressure. No assurance can be given that the Argentine government’s future policies will efficiently control the value of the peso or enforce the strict fiscal and monetary policies that may be required to control inflation. If the Argentine government’s policies are not successful, an increase in the inflation rate can be expected.  While the Argentine government has not actually imposed formal price regulations, in practical terms the prices of consumer goods in Argentina are virtually frozen, particularly for the prices of products that are included in the consumer price index, such as beer and soft drinks. Should the Company not be able to increase its prices, margins and profitability could be negatively and materially affected. This is particularly so in an inflationary environment, as the cost of raw materials and labor tend to increase.

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

Subject to the conditions described above, funds may be transferred abroad to pay or prepay principal or interest on debts, provided that the indebtedness is registered with the Argentine Central Bank, has been exchanged for pesos (if the debt was incurred after September 2002 or, alternatively, if the debt was disbursed prior to such date, only if the proceeds were used for certain purposes), and that at least 365 days have elapsed since the proceeds of the debt were disbursed and exchanged for pesos in the local currency market.

Finally, funds may now be transferred abroad without the Argentine Central Bank’s previous authorization in order to pay dividends corresponding to prior periods, provided that independent accountants have reported on the financial statements for such period.

In June 2005, the Argentine government imposed new restrictions on foreign financings. Decree 616/2005 requires that, in the case of financing agreements of Argentine residents where creditors are non-Argentine residents, 30% of the amount involved must be deposited in a local financial entity, in U.S. dollars, and for a term of at least 365 days. This special purpose deposit may not be transferred to third parties or used as collateral. Funds so deposited will not accrue interest. Repayment under such financing agreements must not be made before 365 days have passed, not even with funds held abroad by Argentine residents. Decree 616/2005 only applies to financing agreements disbursed on or after May 26, 2005, although the minimum 365-day term does also apply to the refinancing of loans originally disbursed prior to that date. The only exceptions to this Decree involve loans used to finance specific purposes, as described in detail by the Argentine Central Bank.

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

We have been able to continue servicing our debt obligations despite the economic crisis in our principal market, Argentina. There can be no guarantee, however, that we will be able to continue doing so in the future, particularly if the Argentine Central Bank reinstitutes strict restrictions. While our Argentine subsidiary has been able to pay out dividends in the past, it did not pay dividends in 2002, 2003 or 2004. While we did pay dividends in 2005 and in 2006, there can be no assurance that we will pay any dividends in the future.

The devaluation of the Argentine peso and the macroeconomic conditions in Argentina have had, and may again to have, a material adverse effect on our results of operations

We realize a substantial portion of our revenues in pesos while our indebtedness is principally denominated in U.S. dollars. Therefore, not only did the devaluation of the peso adversely affect the U.S. dollar value of our earnings, but it also affected our ability to pay down our dollar-denominated debt except to the extent that we were able to increase our peso revenues sufficiently to compensate for the devaluation. Any further depreciation of the peso against the U.S. dollar will correspondingly increase the amount of our debt compared to our peso-denominated revenues to the extent that we are unable to increase our peso revenues sufficiently to compensate for the peso devaluation.

Recessionary conditions in Argentina had a significant impact on our net income in 2001 and 2002. During this period, there was a severe shortage of cash and a lack of liquidity in the financial markets. These factors disrupted Argentina’s primarily cash-based system for settling payment obligations, resulted in scarcity of working capital, and contributed to a severe contraction of customary trade credit, all of which in turn brought many commercial activities to a standstill. In addition, the recession coupled with the devaluation of the peso led to a reduction of wages in real terms and of disposable income across all sectors of the Argentine population. The reduction in consumer buying power resulted in lower sales of our products, with a consequent reduction in revenues and cash inflows. A deterioration of Argentina’s economic conditions would likely have a material adverse effect on our sales, revenues and cash flows.

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

During the second quarter of fiscal 2005, Bolivia endured a significant political crisis that included strikes, roadblocks, and other signs of social unrest, culminating in the resignation of the President of Bolivia, Mr. Carlos Mesa. Elections were held and Mr. Evo Morales took office as president in December of that year. Current governmental decisions such as the nationalization of all oil and gas reserves in the country and discussions regarding the nationalization of the telephone industry, raise concerns as to the nature and extent of its potential future involvement in other industries, including ours.

Our subsidiaries have been affected by currency devaluations and exchange rate fluctuations.

The devaluation of local currencies that occurred in 2002 (principally in Argentina, Bolivia, Paraguay and Uruguay) adversely affected our profitability in U.S. dollars. In 2003 the value of those currencies recovered slightly, appreciating relative to the U.S. dollar in Argentina, Chile and Paraguay. Further, we were able to raise nominal prices in Argentina during that year. The local currencies of Bolivia and Uruguay continued to depreciate relative to the U.S. dollar during 2003, although at rates that were either similar to or lower than the rate of inflation. During 2004 the currencies of Chile and Uruguay appreciated relative to the dollar, while the currencies of Argentina, Bolivia and Paraguay depreciated, although at rates that were either similar to or lower than the increase in the rate of inflation for the year. In some cases we have been able to partially offset the impact of currency devaluations. During 2005 the currencies of Argentina and Bolivia depreciated relative to the dollar, although again at rates that were lower than inflation, while the currencies of Chile, Paraguay and Uruguay appreciated relative to the dollar. Although during 2006 only the Chilean and Uruguayan currencies depreciated relative to the U.S. dollar, no assurances can be made that in the future the local currencies of the rest of the countries in which we have operations will not be devalued vis-à-vis the U.S. dollar. Should there be such a devaluation in any of these countries, we cannot assure you that we will be able to increase nominal prices in the future enough to offset the impact of possible devaluations of the local currencies in all of our markets.

In view of the foregoing, and in light of the current economic environment in Argentina and in the other countries in which we operate, you should recognize that our business, earnings, asset values and prospects have been and may again be materially and adversely affected by developments with respect to inflation, interest rates, currency fluctuations, government policies, exchange control regulations, taxation, social instability and other political, economic or diplomatic developments in or affecting our countries of operation and Latin America generally. We have no control over such conditions and developments and can provide no assurance that such conditions and developments will not further adversely affect our operations. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Impact of Inflation.”

Risk Factors Relating to Quinsa

Our ability to pay dividends and to service our debt obligations depends primarily upon our receipt of sufficient funds from our principal subsidiary.

Because we are a holding company, our ability to pay dividends and service any debt obligations depends primarily upon our receipt of sufficient funds from our principal subsidiary, QI(B), which depends in turn on QI(B)’s receipt of sufficient funds from its direct and indirect subsidiaries in Argentina, Bolivia, Chile, Paraguay and Uruguay. Towards the end of 2001, the Argentine government imposed restriction on capital flows, including tight restrictions on transferring funds abroad (See “Risk Factors Related to the Effect on Quinsa of the Current Economic Situation in Argentina - Central Bank restrictions on the transfer of funds outside of Argentina could prevent us from receiving sufficient funds from our Argentine subsidiaries and inhibit the distribution of dividends and payments on our external debt” above). These restrictions have been partially reduced. There can be no assurance, however, that the Argentine Central Bank will not once again require its prior authorization for dividend payments to foreign shareholders or for payment of debt obligations. Similarly, no assurances can be made that regulators in other southern cone markets will not impose restrictions on capital flows in the future.  If any of these circumstances were to occur, our ability to receive funds from our subsidiaries could be inhibited, and this, in turn, would significantly impact our ability to pay dividends and service our debt obligations.

Furthermore, the payment of dividends by us and by our various subsidiaries is also, in certain instances, subject to statutory restrictions and restrictive covenants in debt instruments, like legal reserve requirements, capital and retained earning criteria and other restrictions, and is contingent upon the earnings and cash flow of and permitted borrowings by our subsidiaries. The inability on the part of some of our subsidiaries to pay dividends or otherwise transfer funds abroad would materially impact the amount of funds available to us to pay dividends and service our debt obligations.

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

Our business currently is controlled by one primary shareholder; therefore our other shareholders have little or no influence over shareholder decisions, including the election of directors.

AmBev, a company organized under the laws of Brazil, currently holds a 97.83% voting interest in our share capital (net of treasury shares and shares reserved for issuance upon conversion of registered shares to bearer shares).  AmBev is the Brazilian brewing company with which we entered into a strategic alliance on January 31, 2003.  AmBev is controlled indirectly by InBev, a company domiciled and publicly traded in Belgium and the leading global brewer by volume.  As of August 31, 2007, InBev owned a 59.85% interest in AmBev.

AmBev has the power to determine all matters requiring Quinsa shareholder approval, including the election of all directors.  See “Item 4. Information on the Company—History and Development—Relationship with AmBev” for a description of the detailed terms of this strategic alliance.

AmBev may choose to make material changes in the manner in which Quinsa’s business and operations are currently conducted.

On August 8, 2006, AmBev acquired sole control of Quinsa and, as such, the voting power to determine all matters requiring Quinsa shareholder approval, including the power to select and elect all of Quinsa’s directors.  AmBev, as a member of a much larger multi-national corporation, may have interests that differ in certain respects from the interests of persons who are investors only in Quinsa.  Additionally, as our controlling shareholder, AmBev may be inclined to make business decisions with respect to the Company that are different from those that  have been made by our shareholders in the past and these decisions may result in changes in Quinsa’s business, objectives, prospects and financial performance.  We cannot predict what these changes might be or whether any of these changes might materially adversely affect our other shareholders.

We periodically negotiate labor contracts and salaries with trade unions.  A break-down in negotiations could result in work stoppages.

We have begun discussions of a new contract with both trade unions our workers in Argentina are affiliated to (the beer workers and the soft drink workers unions) and we expect the members of both unions to continue working under the terms of the old contract until a new one is agreed on. While we are not expecting any material adverse effects on our financial performance from the fact that our soft drink workers will be working without a contract or from these negotiations, the outcome at this time is uncertain.  Also in Argentina, the truck drivers’ trade union has organized work stoppages and has blocked the distribution of an assortment of consumer products during the course of their negotiations over the past months. Most recently, in April, 2007, they organized a week-long stoppage to avoid implementation of a long announced restructuring of a part of our third-party distribution network. The truck drivers union is also in discussions regarding a new labor contract. While we do not directly employ truck drivers, this situation may affect our distributors and the logistics companies that we use to deliver orders that originate from our sales force. Work stoppages have not yet materially affected our financial performance. However, any future breakdown in negotiations would affect our ability to sell and deliver our products, and this situation could have a material adverse effect on our financial performance.

The business in Uruguay was seriously affected by disruptive measures taken by trade unions representing transportation workers and by the chamber of freight companies. Delivery of our products in that country was seriously hindered for the better part of three months, during the fourth quarter of 2006. The negative effects of this were felt both in terms of lost sales and also in terms of market share. Although an agreement has been signed with both parties, no assurances can be made that they will not again introduce disruptive actions in the future, even during the life of our agreements with them.

In Bolivia we are also witnessing a hardening of the relationship between business and trade unions. While we have suffered no strikes or similar actions yet, we can give no assurances that that will not change in the future, regardless of any agreements signed with them to date.

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

Due to the economic situation in Argentina, towards the end of 2001 we began to purchase most of the raw materials that we used to import from local suppliers for our Argentine business. Although we did not experience any supply problems in  2006, if economic conditions worsen, even our local suppliers of raw materials may have difficulty providing such materials in the future. Furthermore, since all commodities are pegged to international prices, their prices are necessarily volatile and any devaluation of the currencies of the countries in which we operate could impact our direct costs associated with the purchase of these raw materials.

We depend to a certain extent on adequate supplies of electricity and natural gas for beer production. Following the Argentine economic crisis of 2002, the possibility of gas and electricity shortages in Argentina has increased.

Argentina has experienced gas and electricity shortages that have resulted in temporary and sporadic restrictions on the supply of energy. Possible restrictions on the supply of energy could curtail our production and negatively impact results of operations. After several years of recession, the forced conversion of Argentine pesos and U.S. dollars at a one-to-one exchange rate and the subsequent freezing of gas and electricity tariffs, there has been a lack of investment to increase gas and electricity supply capacity. Over the past few years, demand for natural gas has increased substantially, driven by a recovery of the Argentine economy and lower natural gas prices compared to alternative fuel sources. In addition, the supply of electricity has also been strained due to the scarcity of natural gas and other alternative fuels.

The Argentine government has adopted a number of measures to alleviate the short-term impact of supply restrictions, including measures aimed at limiting the increase of residential consumption (by increasing the price of compressed natural gas) and importing natural gas from Bolivia, electricity from Brazil and fuel oil from Venezuela.

Possible gas and electricity cuts could impact our production in the future and also affect that of our local suppliers. They could also increase our cost of production, since alternative energy sources are more expensive.

Our business could be affected by legal challenges associated with Argentine antitrust legislation

On January 31, 2003, we completed the transactions related to the formation of a strategic relationship with AmBev. Pursuant to this alliance, our Argentine subsidiary, CMQ, has benefited from the integration of its own operations in Argentina with those of AmBev. One of the conditions to closing the transaction was the receipt of approval of the Argentine antitrust authorities of such alliance. On January 13, 2003, the Argentine antitrust authorities approved the transactions subject to certain conditions, some of which included the transfer of ownership by AmBev and CMQ, within twelve months of the date of approval, of certain assets (including brands, recipes, and a beer production plant located in Buenos Aires) to independent purchasers with no existing beer production in Argentina. In addition, the approval imposed certain obligations for CMQ, such as the preservation of the business value and economic feasibility as well as full production capacity of the assets that were to be transferred.

In April 2003, one of our competitors, Compañía Cervecerías Unidas S.A. (“CCU”), contested the conditions imposed by the Argentine antitrust authorities by filing a claim with the Civil and Commercial Federal Court of Appeals in Argentina seeking to enjoin CMQ’s sale of these brands because CCU believed it should be entitled to bid for them. CCU was barred from bidding for those brands because it carries out beer activities in Argentina, and therefore did not qualify as a permitted purchaser under the Argentine antitrust authorities’ stipulations. CCU’s claim tolled the time period in which CMQ was required to sell its brands.

CCU’s claim was rejected by the Civil and Commercial Federal Court of Appeals, after which CCU filed an extraordinary appeal with the Argentine Supreme Court for review of the Federal Court of Appeals’ decision. In March 2006, the Supreme Court of Justice dismissed CCU’s claim. CMQ therefore reinstated the process by means of which it intended to sell its brands and assets. The process was finally approved by the Secretary of Domestic Trade with the previous favorable advice of the Argentine Antitrust Commission (“CNDC”) on December 12, 2006.  All of the conditions imposed by the Argentine antitrust authorities were satisfied by February, 2007.  Therefore the regulatory agency and the Secretary of Domestic Trade granted final approval to the strategic relationship with AmBev.

In 2004, C.A.S.A Isenbeck (“Isenbeck”), the Argentine subsidiary of the German Warsteiner Brauerei Haus Cramer, asked the CNDC to issue an order requiring Quinsa and AmBev to cease the integration of their operations and to act as independent companies until all the conditions set forth by the Argentine antitrust authorities were complied with. The Argentine antitrust authorities rejected the suit, and Isenbeck appealed this decision. The antitrust authorities then ruled that Isenbeck had no right to appeal their decision. Isenbeck appealed to the Civil and Commercial Federal Court of Appeals, who granted Isenbeck such right and held that the CNDC had to decide which acts AmBev and CMQ were authorized to carry out jointly until conditions were met.  CNDC authorized the integration with certain restrictions until the transaction was fully approved on December 12, 2006.

Isenbeck has also accused CMQ and the then Argentine subsidiary of AmBev of collusive practices arising from their joint marketing, distribution and invoicing activities (i.e., tied-in sales and obstructive practices) before their merger was formally approved. An administrative dossier is currently being analyzed by the CNDC, and we have already filed preliminary explanations and information. Should the CNDC sanction CMQ, it may appeal to the Civil and Commercial Federal Court of Appeals. Isenbeck as plaintiff has desisted of this complaint. It is likely that the CNDC will not go ahead with this investigation.

Isenbeck also filed a complaint (“amparo proceeding”) with the Federal Administrative Court trying to challenge the decision of the Argentine antitrust authorities dated January 13, 2003. The Federal Administrative Court declared its incompetence and sent the docket to the Civil and Commercial Federal Court. The Civil and Commercial Federal Court Nº 1 considered the docket as a claim subject to ordinary proceeding rules and not eligible to undergo a fast track “amparo proceeding”. It also rejected an injunction requested by plaintiff and such rejection was confirmed by the Civil and Commercial Court of Appeals. The Court ordered the service of the complaint to the defendant (the National State), who responded the complaint after the expiration of the legal procedural term to respond. We asked the Court to be considered as interested third parties but the Court has not yet decided said motion. Isenbeck, as plaintiff, has desisted the action and the right associated with this complaint.

The Company’s effective tax rate in Luxembourg may increase materially as a result of changes in Luxembourg tax law.  See also “Item 10. Additional Information—Taxation—Luxembourg Taxes”.

There is a risk that the Company’s tax liability will increase as a result of changes in Luxembourg tax law. The Company currently benefits from a specific tax regime as a billionaire holding company and is exempt from Luxembourg corporate tax and net worth tax. Additionally, distributions from the company currently benefit from an exemption from withholding tax. However, the billionaire holding company regime was abolished on December 22, 2006 and replaced by a new law. The new law, nevertheless, allows pre-existing companies such as the Company to continue to benefit from the tax-exempt regime until December 31, 2010, provided certain conditions are fulfilled (see “Item 10. Additional Information—Taxation—Luxembourg Taxes” for more details).  In particular, the Company’s tax-exempt billionaire holding company status will be maintained until December 31, 2010, subject to the Company’s shares continuing to be listed on a recognized stock exchange during the transitional period.  Whether such listing will be maintained is not solely under the control of the Company.  Thereafter, the Company will be a fully taxable Luxembourg company and subject to various Luxembourg taxes, including without limitation, an effective corporate income tax of 29.63% on its world-wide income, an annual net worth tax of 0.5%, and a withholding tax of up to 15% on distributions to shareholders.  While we cannot predict with certainty what the Company’s effective Luxembourg tax rate will be in 2010, there is a risk that it will be materially higher than it is today.

ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT

Quilmes Industrial (Quinsa), Société Anonyme was established as a separate company incorporated in the Grand-Duchy of Luxembourg (“Luxembourg”) in 1989 when the brewing interests of Enterprises Quilmes, a publicly traded Luxembourg holding company, were spun off from the rest of Enterprises Quilmes’ business interests. We are a Luxembourg holding company governed by Luxembourg law and we operate through our subsidiaries, principally QI(B), in which we hold a 92.95% interest. All of our operating companies are wholly-owned, majority-owned or controlled subsidiaries of QI(B). The address of our registered and principal executive offices is 84, Grand Rue L-1660 Luxembourg, Grand-Duchy of Luxembourg. Our telephone number is (352) 47 38 85. Our authorized representative in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.

Our predecessor business, Brasserie Argentine, was founded in 1888 in Paris by Mr. Otto Peter Bemberg. He later established a brewery in the town of Quilmes, just south of Buenos Aires, in 1890. We established operations in Paraguay in 1932, in Uruguay in 1965, in Chile at the end of 1991 and in Bolivia in 1996. In the past, we have grown through the expansion of our own facilities, the introduction and development of our own products, the acquisition of facilities and brands from other producers and through other strategic acquisitions and investments.

Recent Events

Restatement of the Consolidated Financial Statements as of and for the year ended December 31, 2005

On September 1, 2005 Quinsa purchased from BAC all of the QI(B) shares then held by BAC for an aggregate purchase price of $110 million.  For purposes of the reconciliation of its 2005 IFRS financial statements with U.S. GAAP, Quinsa accounted for this transaction as the acquisition of a minority interest and accordingly, Quinsa treated the difference between the purchase price paid for the QI(B) shares and the accounting book value of those shares in the hands of BAC as a dividend and reduced shareholders equity by the same amount.

After Quinsa filed with the Commission its Annual Report on Form 20-F for the year ended December 31, 2005 (the “2005 Form 20-F”), members of the Staff of the Commission notified Quinsa that the Staff disagreed with Quinsa’s accounting treatment of the purchase of the QI(B) shares from BAC (the “QIB Transaction”).  Upon receiving this notice, Quinsa engaged in a series of discussions with members of the Staff regarding the appropriate accounting treatment of the QIB Transaction.  Quinsa supported the correctness of its accounting treatment by explaining that, in its view, the QIB Transaction represented the acquisition of an equity interest from a controlling shareholder or a control group of shareholders.  The Staff ultimately disagreed with the position taken by Quinsa and its auditors and concluded that, in its view, the QIB Transaction does not represent an acquisition from a controlling shareholder or a control group and has requested that Quinsa restate its 2005 financial statements to reflect the Staff’s position.

In order to avoid additional accounting and legal expenses, Quinsa decided to comply with the Staff’s request and the 2005 financial statements included in this annual report reflect this restatement.  As a result of the restatement the accounting entries relating to the QIB Transaction were reversed and the difference between the purchase price of the QI(B) shares and their accounting book value was recorded on the Company’s books as an intangible asset, resulting in an increase in the Company’s stockholders equity for the year ended December 31, 2005 of $69.9 million as compared to the Company’s financial results for that year before giving effect to the restatement and a decrease in net income for the year ended December 31, 2005 of $0.8 million. It had no impact on net cash from operating activities, investing activities and financing activities.  The restatement did not affect the U.S. GAAP reconciliation of the Company’s 2005 statement of income.

In the reconciliation to generally accepted accounting principles in the United States of America included in Note 32 to the consolidated financial statements for the year ended December 31, 2005, we accounted for the acquisition of the QI(B) shares from BAC following the provisions of Paragraph D12 of FASB Statement No. 141 “Business Combinations”. We believed that for purposes of the acquisition of this minority interest, because contemporaneous written evidence of an agreement between BAC and AmBev existed to vote their shares in concert for the approval of this transaction, BAC and AmBev represented a common control group. Therefore, we recognized the acquisition of the minority interest at the carrying amounts in the accounts of the transferring entity (BAC) and the difference between the purchase price paid by us and the carrying value of BAC’s investment in QI(B) was treated as a dividend payment to us and thus reduced equity.

Following a further review of the transaction, we concluded that the acquisition of the QI(B) shares from BAC was not a transaction completed between entities under common control, and indicated that we would restate our consolidated financial statements for the year ended December 31, 2005 in connection with the filing of this Form 20-F. See “Item 15T. Controls and Procedures—b. Management’s Consideration of the Restatement”.

Quinsa Completes Purchase of BAC’s QIB Shares

On August 3, 2005 BAC, AmBev and Quinsa entered into an agreement (the “QIB Agreement”) pursuant to which BAC agreed, subject to certain conditions, to sell to Quinsa all of BAC’s shares in QIB for an aggregate purchase price of $110 million, subject to certain adjustments.  This agreement required that BAC deliver its QIB shares to Quinsa and that Quinsa pay for these shares by depositing the purchase price for the shares into an escrow account.  The agreement further provided that BAC would not be entitled to receive payment for its shares unless and until certain conditions were satisfied.  These conditions related to the termination of the then pending injunction suspending the implementation of the decision of the Argentine Comisión Nacional de Defensa de la Competencia (“CNDC”), the Argentine antitrust authority, issued in connection with the Company’s original alliance with AmBev and were designed to cause the purchase price for the QIB shares to remain in escrow until 120 days after termination of the injunction.

On June 29, 2006 all conditions precedent to the distribution of the QIB purchase price to BAC were satisfied and the purchase by Quinsa of BAC’s QIB shares was completed, with BAC receiving a cash payment of $114.5 million.  As a result of the completion of the transactions contemplated by the QIB Agreement and in accordance with the terms of the QIB Agreement, Quinsa’s call option terminated.  See “Information on the Company—Relationship with AmBev—Settlement with Heineken Concerning the Original Alliance” and “Information on the Company—Relationship with AmBev—Repurchase of QIB Shares”.

AmBev Raises Stake In Quinsa

On April 13, 2006, BAC, AmBev and Quinsa entered into an agreement (the “2006 Letter Agreement”) amending certain aspects of the 2003 alliance agreements and contemplating the sale by BAC to AmBev of BAC’s remaining shares in Quinsa in exchange for a cash payment.

On August 8, 2006, Quinsa announced the completion of the transactions contemplated by the 2006 Letter Agreement.  Under the terms of the transaction, BAC sold all of its remaining 34.46% economic interest in Quinsa to AmBev for an aggregate cash purchase price of US$1,252,572,033.  As a consequence of these transactions, certain agreements executed among BAC, AmBev and Quinsa (including the Quinsa Shareholders’ Agreement that provided for the joint control of Quinsa and shared board representation between BAC and AmBev) were terminated and AmBev acquired sole control over Quinsa and, as such, the voting power to determine all matters requiring Quinsa share-holder approval, including the power to select and elect all of Quinsa’s directors.

Changes in the Board of Directors

On August 6, 2006, the following persons resigned as directors of the Company: Mr. Jacques Louis Montalembert, Mr. Alvaro Sainz de Vicuña, Mr. Federico Sainz de Vicuña, BAC (represented by Mr. William Engels), Mr. Floreal Horacio Crespo and Mr. Alexander Harper.  On August 29, 2006, Mr. Floreal Horacio Crespo and Mr. Jacques Louis Montalembert were elected as directors of the Company.  Effective as of the date of the Company’s annual general meeting of shareholders on June 29, 2007, Mr. Jacques Louis Montalembert, Mr. Carlos Alberto de Veiga Sicupira and Mr. Gustavo Alfredo Horacio Ferrari resigned as directors.  As a result of these resignations and the elections that took place at this meeting, the Quinsa board members now are Mr. Victorio Carlos De Marchi, Mr. João M. Giffoni Castro-Neves, Mr. Milton Seligman, Dunvegan S.A. (represented by Mr. Lucas Machado Lira), Mr. Alvaro Cardoso de Souza, Mr. Floreal Horacio Crespo and Mr. Fernando Martin Minaudo.  See “Item 6 – Directors, Senior Management and Employees – Directors” for more information on these directors.

AmBev Voluntary Offer To Purchase Outstanding Quinsa Shares

On November 9, 2006, Quinsa announced that it received notice that the board of directors of AmBev had approved a plan to have its subsidiary Beverage Associates Holding Ltd. (“BAH”) make a voluntary tender offer to purchase any and all Class A shares and Class B shares (including Class B shares held as American Depository Shares (“ADSs”)) of Quinsa that were not owned by AmBev or its subsidiaries.  On January 25, 2007, AmBev announced that the Commission de Surveillance du Secteur Financier (“CSSF”) of Luxembourg had approved the offer document in relation to the voluntary offer.  The offered purchase price was US$3.35 per Class A share, US$33.53 per Class B share (US$67.07 per ADS) net to the seller in cash (less any amount withheld under applicable tax laws), without interest.

The offer began on January 25, 2007.  It expired on April 19, 2007.  At the expiration of the offer, according to information provided by AmBev, 2,535,448 Class A shares and 1,618,379 Class B shares (including Class B shares held as ADSs), representing 0.63% of the voting rights of Quinsa, had been tendered in and not withdrawn from the offer.  The minimum tender condition of the offer, which required that 3,939,387 Class B shares (including Class B shares held as ADSs) be validly tendered and not validly withdrawn, was not satisfied.  As a result, the offer expired without BAH purchasing any shares or ADSs.

Certain minority shareholders have questioned Quinsa’s Corporate Governance Charter, the independence of certain directors and the termination of Quinsa’s call option pursuant to the QIB Agreement.

Certain minority shareholders of Quinsa have communicated to the Board of Directors concerns with respect to matters affecting them as shareholders.  The concerns primarily relate to Quinsa’s Corporate Governance Charter, the independence of certain of its directors and the termination of Quinsa’s call option pursuant to the QIB Agreement to buy shares of QI(B) held by AmBev. These minority shareholders have also referred their complaints to the Luxembourg Stock Exchange (“LSE”) and to the CSSF, which have in turn asked Quinsa for further clarification.  The CSSF responded to Quinsa's letter by indicating that Quinsa always should take care to fulfill its disclosure obligations under Luxembourg law but the CSSF did not request any further information from Quinsa or indicate that it intended to take any further action.  The LSE has not yet responded to Quinsa's letter.  We do not know whether these minority shareholders, the CSSF or the LSE will take any further action relating to the subject matter of these inquiries.

Relationship with AmBev

Original Alliance with AmBev — General

On January 31, 2003, we completed the transactions related to the formation of a strategic relationship with AmBev. AmBev and its subsidiaries produce, distribute and sell beer, soft drinks and other non-alcoholic and non-carbonated beverages, primarily in Brazil, but also in Canada and throughout Latin America.  Pursuant to this alliance, we integrated our own operations in Argentina, Paraguay and Uruguay with those of AmBev. Throughout this annual report, we refer to the markets of Argentina, Paraguay, Uruguay, Bolivia and Chile as the “southern cone markets.”

We formed our alliance with AmBev through a series of transactions. AmBev contributed to Quinsa all of the shares of capital stock of its subsidiaries which manufacture, market, sell or distribute beer principally in Argentina, Paraguay and Uruguay in exchange for 26,388,914 Class B Shares. AmBev purchased from BAC, then our primary shareholder, 230,920,000 Class A Shares for US$346.38 million in cash. Following the closing of the alliance transactions, AmBev purchased an additional 12,000,000 Class B Shares. As a result, AmBev then owned approximately 39.58% of the total voting rights in Quinsa.

As part of the alliance, BAC assigned and transferred to an escrow agent 60,000,000 of its Class A Shares. The Escrow Agreement provided that the escrow agent could only vote these shares upon receipt of joint instructions of both BAC and AmBev. This escrow arrangement effectively prevented BAC from exercising, without the consent of AmBev, a majority of the voting rights of Quinsa. As a result of this escrow arrangement and the voting power held by BAC and AmBev, AmBev and BAC together had the power to determine all matters requiring Quinsa shareholder approval, but neither shareholder alone could control these decisions.

Additionally, BAC agreed not to transfer or encumber or permit the transfer, in any way, of its remaining Class A Shares other than to its affiliates, family members, AmBev or AmBev’s designees.

As part of our alliance with AmBev, we entered into a license agreement with AmBev (the “License Agreement”). Pursuant to the License Agreement, AmBev granted Quinsa and its subsidiaries a perpetual, royalty-free license to manufacture, market, sell and distribute AmBev beer brands in Argentina, Chile, Uruguay, Paraguay and Bolivia. Quinsa and AmBev also entered into a distribution agreement (the “Distribution Agreement”) pursuant to which AmBev was permitted to distribute certain Quinsa beer brands in Brazil.

Approval of our Original Alliance by the Argentine Antitrust Authorities

One of the conditions to closing the transactions contemplated by the original alliance was the receipt of approval of the Argentine antitrust authorities of such transactions. On January 13, 2003, the Argentine antitrust authorities approved the transactions subject to certain conditions, the most important of which was the transfer by Quinsa and AmBev, within 12 months of January 13, 2003, of the Palermo, Bieckert and Imperial brands and the brewery located in Luján that originally produced the Brahma brand.

We were also required to sell, or lease for a 10-year period, a malt production facility located in Llavallol, Buenos Aires. Other requirements included the commitment to allow the purchaser of the brands and brewery access to our distribution network for seven years.

Due to legal proceedings instituted by one of our competitors, Compañía Cervecerías Unidas S.A. (“CCU”), the deadline for compliance with these conditions was suspended until March 2006 when, following a number of legal procedures, the Supreme Court of Argentina rejected CCU’s claim. We resumed at that time the process by means of which we intended to comply with these conditions. At the time of the dismissal of CCU’s claim, there remained approximately 10 months for us to complete this process. On October 13, 2006, Quinsa announced it had selected Inversora Cervecera, a consortium headed by Mr. Ernesto Gutierrez, to acquire the three brands and the brewery and thus comply with one of the requirements of the Argentine anti-trust regulators. The sale of these assets was completed in December 2006. In February 2007, Quinsa leased its Llavallol malt production facility to an Argentine corporation, Tai Pai, for a 10-year period.  All of the conditions imposed by the Argentine antitrust authorities were therefore satisfied by February 2007.

Settlement with Heineken Concerning the Original Alliance

In June 2002, we received a notice from the International Chamber of Commerce (the “ICC”) stating that Heineken, which, at that time, owned 15% of our principal subsidiary QI(B), had begun an arbitration proceeding against Quinsa and BAC relating to our AmBev alliance. On January 13, 2003, Heineken, Quinsa and BAC and certain of their respective affiliates entered into a memorandum of agreement whereby Heineken and Quinsa agreed to terminate the arbitration proceeding before the ICC and released all claims against each other arising in connection with the AmBev alliance (“Memorandum of Agreement”). Heineken and BAC also released all claims against each other. The Memorandum of Agreement provided, among other things, for the purchase of shares of Ql(B) then held by Heineken, and AmBev purchased approximately 58% of such QI(B) shares while BAC purchased the remaining 42%. The aggregate purchase price for all of Heineken’s QI(B) shares was US$102.7 million in cash. Just prior to this purchase Quinsa declared and paid US$26.5 million in dividends, 15% of which was paid to Heineken. As a result of the settlement, the shareholder agreement between QI(B), Heineken and Quinsa, and the technical assistance agreements between Heineken and QI(B) or its operating companies were terminated (“Technical Assistance Agreements”). In addition, Heineken was granted the option to terminate the Heineken License pursuant to which we had previously produced, sold and distributed Heineken beer. Heineken terminated this license as of June 17, 2003. See “Item 10. Additional Information—Material Contracts—Memorandum of Agreement.”

At the time of the Heineken settlement, AmBev, BAC and Quinsa entered into an agreement (the “QIB Settlement Letter”) that gave Quinsa the right to purchase the QI(B) shares held by AmBev and BAC for cash at fair market value if and when Quinsa’s Board of Directors decided to exercise such right. BAC and AmBev further agreed to cause all members of the Quinsa board nominated by BAC or AmBev, respectively, to consider the exercise of the call option in good faith and cause each such member not to unreasonably withhold its approval of the exercise of the call option.

Repurchase of QIB Shares

On August 3, 2005, BAC, AmBev and Quinsa entered the QIB Agreement pursuant to which BAC agreed, subject to certain conditions, to sell to Quinsa and Quinsa agreed to purchase from BAC all of BAC’s shares in QIB for an aggregate purchase price of $110 million (the “QIB Base Purchase Price”), subject to certain adjustments (the “Adjusted QIB Price”) plus interest on the Adjusted QIB Price from the date the QIB shares were transferred to Quinsa until the date the Adjusted QIB Price was released to BAC from the escrow account described below. The transaction was subject to receipt by Quinsa’s Board of a fairness opinion from an independent investment banking firm of recognized international standing selected by the Board confirming that the consideration to be paid by Quinsa was fair from a financial point of view to Quinsa. The Board obtained the required opinion and on September 1, 2005. BAC delivered its QIB shares to Quinsa and Quinsa deposited the purchase price into the escrow account referred to below.

The QIB Agreement provided that the Base Purchase Price be adjusted pursuant to a formula designed to cause such purchase price to represent BAC’s share of an amount equal to 6 times QIB’s earnings before interest, taxes, depreciation and amortization (“EBITDA”) for 2005; provided that the Adjusted QIB Price was not permitted to exceed US$130 million or be less than US$80 million.

The QIB Agreement required that Quinsa deposit the Base Purchase Price and thereafter any purchase price increase resulting from the adjustment formula in an escrow account and that the Adjusted QIB Price be held in escrow and not be distributed to BAC until the earlier of (1) the 120th day after the date, if any, of the termination of the injunctions precluding Quinsa from satisfying the conditions set forth in the antitrust approval of our original alliance with AmBev or (2) the expiration of 4 years.  Upon distribution, BAC was entitled to receive the Adjusted QIB Price plus interest thereon at a rate per annum equal to LIBOR plus 2%.

On June 29, 2006 all conditions precedent to the distribution of the amount held in escrow were satisfied and the transactions contemplated by the QIB Agreement were completed and BAC received a total purchase price of US$114.5 million.  The QIB Agreement provided that Quinsa’s right to purchase the shares of QIB held by AmBev on the terms set forth in the QIB Settlement Letter would terminate upon the transfer of BAC’s QIB shares to Quinsa.  Accordingly, Quinsa no longer has a right to buy AmBev’s QIB shares.

Interbrew Transaction

On August 27, 2004. AmBev completed a business combination with Interbrew which, as a result of the combination became InBev. Pursuant to their business combination with Interbrew AmBev’s controlling shareholders contributed to InBev the stock of a holding company (“Tinsel Lux”) formed to hold all of their AmBev shares and received, in exchange, InBev shares. In addition, Labatt Brewing Company Limited, a subsidiary of Interbrew (“Labatt”) merged with a subsidiary of AmBev. The merger resulted in AmBev owning Labatt and in Interbrew receiving additional AmBev shares. Completion of the transaction resulted in a change of control of AmBev. InBev held, as of August 31, 2007 59.85% of AmBev and, therefore, controls the Quinsa shares held by AmBev and has the indirect right to elect all of Quinsa’s directors.  The former controlling shareholders of AmBev and the former controlling shareholders of Interbrew agreed to hold their InBev shares through a holding company and they further agreed that this holding company would be controlled jointly by the two groups of shareholders.

This transaction structure, including the related provisions regarding board representation and other contractual provisions relating to required quorums and level of votes required to take various actions, give the former controlling AmBev Shareholders and the former controlling Interbrew Shareholders substantial influence over InBev and its subsidiaries and affiliates, including AmBev and Quinsa.

Acquisition of Control by AmBev

From the outset, our strategic alliance with AmBev contemplated that AmBev would acquire full control of Quinsa at some point of time in the future. Initially, the alliance agreements gave BAC a put option that was exercisable in April of every year, allowing BAC to exchange (the “Exchange”) its remaining 373,520,000 Quinsa Class A Shares for a combination of AmBev common shares and AmBev preferred shares. The alliance agreements also gave AmBev a call option, exercisable in April of every year starting in 2009, allowing AmBev to require that BAC exchange its remaining Class A Shares for this combination of AmBev shares. In the case of both the put option and the call option, the number of AmBev shares to be delivered to BAC was to be based on a formula designed to compare the relative values of Quinsa and AmBev at the time the exchange was triggered and again one year later. The formula was the same in the case of both options. Consequently, BAC, AmBev and Quinsa expected that, at some point in time, either BAC or AmBev would exercise its option and AmBev would acquire sole control of Quinsa.

The 2006 Letter Agreement reflected a renegotiation of the Exchange.  More specifically, under the 2006 Letter Agreement, BAC and AmBev agreed that AmBev’s acquisition of control would occur at a date different than the one contemplated by the Exchange and that the consideration paid for BAC’s shares would be cash rather than a combination of AmBev common and preferred shares.

On August 8, 2006, BAC sold all of its remaining economic interest in Quinsa to AmBev for a purchase price of US$1,252,572,033 in accordance with the terms of the 2006 Letter Agreement.

Upon the sale by BAC to AmBev of its remaining Quinsa shares, the Quinsa Shareholders’ Agreement, the Escrow Agreement and most of the other agreements entered into in connection with our alliance with AmBev terminated. Moreover, to the extent that any agreement between AmBev and Quinsa did not terminate by its terms or as a result of the 2006 Letter Agreement, after the closing, AmBev gained control of Quinsa and, as such, AmBev has power to cause Quinsa to agree to any amendments or terminations of any such agreements as AmBev may deem appropriate.

Effective upon the sale of BAC’s shares in Quinsa, all rights of BAC to nominate directors of Quinsa and its subsidiaries terminated, and the Board was reconstituted to include only directors approved by AmBev.  Similarly, the boards of our subsidiaries were reconstituted to include only directors approved by AmBev, except to the extent that third parties had rights to appoint directors under by-laws, shareholder or other agreements or applicable law.

Consolidation of Our Bolivian Subsidiaries

In May 2003, we completed the previously announced consolidation of our ownership interests in our Bolivian breweries. As a result of this consolidation all of our Bolivian breweries are owned by CBN. We increased our indirect ownership in CBN to 85.14% in 2004, to 85.26% in 2005 and to 85.34% in 2006. In June 2004, we increased QI(B)’s ownership in Incesa from 97.45% to 100%. Incesa is the holding company that owns 85.34% of CBN.

Merger of EDISA—Coroplas—CMQ

In April 2003, the shareholders of CMQ, EDISA and Coroplas (then a wholly-owned subsidiary of CMQ) agreed to merge the three companies into CMQ, effective January 1, 2003. As a consequence of this, at December 31, 2003, Quinsa held an indirect interest of 99.69% in CMQ. During 2004, we increased our indirect ownership in CMQ to 99.70%. As of December 31, 2006 Quinsa owned 99.75% of CMQ through QIB.

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

In February 2004, the Boards of Directors of FNC and Salus executed a spin-off/merger agreement, which was subsequently approved by an extraordinary meeting of shareholders held in the same month. This operation consisted of the split of Salus’ beer business (including soft drink, malt and cider) from its water business and the subsequent addition to FNC of Salus’ beer business.

As of December 31, 2006, Quinsa owned an indirect 97.56% equity stake in FNC, through which it conducts its beer and soft drinks businesses in Uruguay. It also owns a 34.66% equity stake in Salus, a company that produces and sells bottled water in that country.

Merger of CCBP—Cervepar

The merger of CCBP, the Paraguayan subsidiary contributed by AmBev, and Cervepar (Quinsa’s beer subsidiary in Paraguay) commenced during the second quarter of 2003, and was approved at each of their shareholders meetings. Final approval of the merger was granted by the Paraguayan regulatory authorities once a final merger agreement was filed on December 18, 2003. As a result of this corporate reorganization, as of December 31, 2003, Quinsa held an indirect 85.80% interest in Cervepar. In November 2004, we, through QI(B), increased our indirect ownership interest in Cervepar to 87.36%.

As of December 31, 2006, Quinsa’s indirect ownership in Cervepar was 87.36%. Cervepar is responsible for all of Quinsa’s beer business in Paraguay.

Fábrica Paraguaya de Vidrios S.A. (“FPV”), Cervecería Paraguaya S.A. (“Cervepar”) and Colosas

In September 2004, Cervepar and Colosas, two subsidiaries located in Paraguay, sold to QI(B) their 81.79% and 12.70% equity interests, respectively, in FPV (a glass bottle producer) for a total amount of US$5.0 million. Subsequently QI(B) acquired a further 5.22% stake in FPV from minority shareholders. As of December 31, 2006, QI(B) held a 99.71% ownership interest in FPV.

Quinsa’s PepsiCo license agreement in Argentina

During the last quarter of 2005, the Company incorporated a Pepsi license to sell soft drinks in the last remaining Argentine region it did not already operate, in the northwestern part of the country. This region represented an estimated 11% of Pepsi’s total sales in the country. As a result of this transaction, Quinsa owns licenses to produce, bottle and sell PepsiCo beverages in all of Argentina and Uruguay.

Capital Expenditures

For a discussion of our principal capital expenditures currently in progress and for the last three fiscal years, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

BUSINESS OVERVIEW

Overview

We produce beer in Argentina, Paraguay, Uruguay, Bolivia and Chile and produce, to a lesser extent, soft drinks in Argentina and Uruguay. Starting in 2003, our business benefited significantly from the improvement in the economic environment in the southern cone countries of South America and from the implementation of our strategic alliance with AmBev. During this period, however, we faced several business challenges, such as : the full absorption of AmBev’s business in Argentina, Paraguay and

Uruguay, the restructuring of management and reporting systems across all markets and the completion of the full merger of our beer and soft drinks businesses in Argentina.

Our alliance with AmBev

Our business began to benefit from the implementation of our alliance with AmBev in 2003 and 2004. Our alliance allowed us both to increase revenues, realize revenue synergies and decrease operating costs. We were also able to realize synergies from changes in our sales and distribution network. The revenue synergies resulted primarily from the simplification of the competitive environments in Argentina, Paraguay and Uruguay, which allowed us to increase our market shares in these regions to 79%, 95% and 98%, respectively, measured as the average for full year 2004.

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

By the end of 2006, the delivery of all of Quilmes’, AmBev’s and PepsiCo’s lines of products in Argentina had been integrated into a single distribution network and the delivery of all Quilmes’ and AmBev’s products in Paraguay had been integrated into another single distribution network. In Uruguay, we have also combined Quilmes’, AmBev’s and Pepsico’s lines of products into one distribution network, except that distribution of the Patricia brand is conducted separately.

Centralization and restructuring of management

During 2003, we made the administrative software used by Quinsa and AmBev’s former subsidiaries in Argentina, Paraguay and Uruguay, fully compatible in order to absorb AmBev’s operations in these markets without increasing headcount. We also centralized all accounting, administrative, human resources and finance functions in Argentina for our Chilean and Uruguayan businesses. We followed this up in 2004 with the centralization of our Paraguay business and completed the process in June 2005 with the centralization of our Bolivia business.

Overall, this process helped reduce our administrative costs from 6.5% of net sales in 2004 to 5.7% in 2005.

Consolidation of our beer and soft drink operations

Before 2003, our soft drink and beer operations had not been fully consolidated. We subsequently changed our operations so that beer and soft drinks are now two divisions of the same business that share warehousing, distribution and all other business functions. In addition, we have now redefined our sales force. Because our Argentine soft drink operation had a large number of stock keeping units (“SKUs”), it had been impractical to sell all of Quinsa’s portfolio through one unified sales force. This is so because having a single salesperson manage the entire portfolio would inevitably lead to a loss of focus on some of our products, particularly those with a lower turnover.  This problem was alleviated by the absorption of a third sales force, that of Brahma Argentina, which allowed us to combine three separate sales forces in that country into two. This allowed us to sell the Quilmes brand, the Gatorade portfolio, the Eco de los Andes brand and certain specialty beers through one sales force and the PepsiCo carbonated soft drinks, the Brahma, Palermo and Bieckert brands, and the Glaciar and Nestle Pureza Vital bottled waters through the other. These changes allow for a balanced portfolio in terms of volume and market positioning. We then further developed our sales organization into three types of sales forces, according to the complexity of a given region or sales channel. (For more information on the organization of our sales force in Argentina, see “Item 4. Information on the Company – Beer Operations by Country – Argentina – Distribution” below).

Our strategy to increase profitability for the soft drink business was based on reducing cost through this consolidation and achieving greater flexibility from PepsiCo to develop advertising and marketing actions tailored to local consumers. Brand repositioning has also enabled us to close the price gap of our products as compared to the market leader. When we acquired the first PepsiCo franchise in 1999, our margin gap versus the market leader’s largest bottler was approximately 15 points. As of December 31, 2006, that gap had been reduced by more than one-half.

Beer Operations

Based on our internal estimates, we are the largest beer producer both in Argentina and in the combined southern cone markets of South America. In 2006, according to Nielsen, CIES, CCR and our internal estimates, our breweries enjoyed leading market shares of approximately 78.2% in Argentina, 96.7% in Paraguay, 96.6% in Uruguay, 97.5% in Bolivia and 15.1% in Chile.

Our 2006 consolidated net sales totaled US$1,166.3 million, of which US$837.9 million, or 71.8% was attributable to sales of beer. Approximately US$449.5 million, or 38.5% of our beer sales, are attributable to beer sales in Argentina. Based on internal estimates, our sales accounted for 69.2% of the 25.7 million hectoliters of beer sold in the combined southern cone markets. As of December  31 2006, we had a total brewing capacity of 22.5 million hectoliters.

Points of Sale. The number of points of sale covered by us in each country of operation varies widely from more than 340,000 in Argentina to 59,000 in Bolivia, 10,400 in Chile, 47,600 in Paraguay and approximately 31,000 in Uruguay. The on-premise consumption segment comprises restaurants and bars, while in the off-premise segment we distinguish between supermarkets on the one hand, and convenience stores, medium-size grocery stores and kiosks, on the other. As opposed to beer consumption tendencies in other geographic regions, the on-premise segment accounts for a smaller percentage of total beer sales in the southern cone markets. For Argentina, Chile, Paraguay and Uruguay, our sales in the on-premise segment were 18.9%, 10.9%, 17% and 21%, respectively, in 2006. The Bolivian market is different. In 2006 we sold 52% of our volume in the on-premise segment. Sales of beer in supermarkets, a less significant sales channel compared to other more developed markets, accounted for 40% of our sales in Chile, 9.9% of our sales in Argentina, 8% of our sales in Uruguay, approximately 1.6% of our sales in Paraguay and less than 1% of our total sales in Bolivia in 2006.

Terms of Sale. As a result of the economic crisis of 2002 in Argentina, management focused on reducing our working capital and maximizing cash generation. As part of those efforts, we negotiated new credit terms with most of our clients, particularly those in Argentina, and especially with supermarkets. Our average receivables measured in terms of days of sales declined from 21 days in 2002 to 14 days in 2006. The length and other terms of the credit extended to customers often depend on competitive factors and the strategic importance of the particular sales outlet.

Indirect Sales. The large majority of our beer sales are indirect sales conducted through independent distributors, except in Chile where direct sales account for a much larger percentage of our total sales. Distributors vary in size from small operations with a handful of employees to larger, established companies. The number of points of distribution within an area is determined by taking into consideration, among other things, market needs, number of points of sale to be covered, geographic features and the availability of communication systems.

The following table shows, for each of our countries of operation for the year ended December 31, 2006, the approximate percentage of our total beer sales by volume accounted for by independent distributors, the approximate number of distributors operating in each country and the approximate number of points of sale covered:

Beer Sales Through Independent Distributors

	Argentina	Bolivia	Chile	Paraguay	Uruguay
Percentage of Total Beer Sales	76.4%	97.9%	18%	47%	73%
Number of Distributors(1)	204	492	2	71	20
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

Direct Sales. In Argentina, we contract transportation services for direct distribution of our beer to large supermarket chains and to approximately 46,900 retailers. In Bolivia, our own direct sales force accounts for approximately 2% of total volume sold and covers 1,127 points of sale. In Chile, our sales are primarily direct, and we use several transportation companies to distribute our beer products to supermarkets and other retailers. In Paraguay, direct sales are conducted exclusively on a pre-sell system covering more than 22,400 points of sale, 63% of which are in the capital city of Asunción and its surroundings. In Uruguay, our direct sales amount to 27% of total beer sales and cover approximately 6,800 points of sale including wholesalers and supermarkets. In each of the countries in which we operate, our direct sales are delivered within 24 hours from the time an order is placed.

Sales Force. In each of our countries of operation, we maintain sales forces whose responsibilities are divided largely by geographic area or channel of distribution. In addition to selling our products, our sales forces monitor the performance of our products in several different ways, such as making daily evaluations of sales by brand and presentation, completing monthly reports on sales by distributor and major retailer and maintaining registers of actual and potential points of sale. The sales forces also oversee the merchandising of our products, maintain frequent customer contact, supervise the turnover of customers’ stock of our beverages and monitor the prices charged to consumers. In markets such as Argentina and Paraguay, where we manage a large number of brands and SKUs, we have developed separate sales forces to carry balanced portions of our brand portfolio. This has allowed us to maintain our focus on each of our brands.

Distribution. We deliver our beer products in each of our countries of operation through a system of breweries, distribution centers and warehouses. We believe that our extensive and strong distribution systems in each of our countries of operation have enhanced the profile and penetration of our well-recognized brands.

Future Growth in the Southern Cone Markets. As the following table demonstrates, per capita beer consumption in each of our countries of operation remains lower than that in many other countries. While management has independent per capita beer consumption information reaching only up to 2004, it believes that there is still room for growth in consumption of beer in all of our markets.

Per Capita Beer Consumption for 2004

Country	Liters per Capita - 2004
Spain	88
USA	79
Canada	69
Venezuela	57
Mexico	53
Brazil	47
Paraguay	27
Argentina	34
Chile	27
Uruguay	14
Peru	24
Bolivia	21
Source: Canadean Limited, “The Global Beer Report”.

The following table demonstrates per capita beer consumption for 2006 in each of our countries of operation based on internal management estimates.

Per Capita Beer Consumption for 2006

Country	Liters per Capita- 2006
Paraguay	40.4
Argentina	38.9
Chile	33.1
Uruguay	23.1
Bolivia	29.6
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

Soft Drink and Water Operations

Our sales of soft drinks in Argentina and Uruguay began in December 1999 with the acquisition of Baesa, the largest PepsiCo® bottler in Argentina and the sole PepsiCo® bottler in Uruguay. We subsequently acquired a 99.21% interest in EDISA, the second largest PepsiCo® producer and bottler in Argentina. CMQ now owns exclusive rights in Argentina and in Uruguay to produce, sell and distribute PepsiCo® soft drink products, including Pepsi Cola®, Pepsi Cola Light®, Pepsi Maxâ,  Pepsi Twist®, Pepsi Twist Light®, Seven-Up®, Seven-Up Light®, H2oh!â, Mirinda®, Paso de los Toros®, Paso de los Toros Light®, Kasfruit Juice®, Teem®, Tropicana® and Gatorade®. In December 2001, we introduced ready-to-drink Tropicana and started manufacturing and distributing Gatorade nationwide, so that we now distribute the three lines of PepsiCo® beverages. We currently control 100% of the production and sale of PepsiCo® carbonated soft drinks in Argentina and in Uruguay.

Our mineral water business in Argentina is currently conducted through our 48.8% minority participation in Eco de los Andes, a strategic alliance that we formed in 1999 with Perrier Vittel S.A. (“Perrier Vittel”). Eco de los Andes produces and provides marketing services for the Eco de los Andes, Glaciar and Nestle Pureza Vital brands which we distribute and sell.

BEER OPERATIONS BY COUNTRY
Argentina

With a population of approximately 40 million, Argentina is our largest and most important market for beer and we are the largest beer producer in the country, according to Nielsen Argentina. We currently operate four breweries, having sold our Luján brewery in December 2006 to comply with anti-trust requirements. We also operate a bottling facility in Tucumán and a nationwide distribution system for our beer products, which we sell under eight different brands. We own two malting facilities in the province of Buenos Aires, the smallest of which is leased by us to a third party until February 2017.

From 1998 until 2002, per capita consumption of beer decreased approximately 6% in Argentina due to an economic recession. Since the beginning of 2003, however, we have seen a positive trend in beer consumption, with an estimated total increase in per capita consumption over that period, according to management estimates, of 6% to 38.9 liters per capita for 2006. In fact, total beer volumes sold in 2006 established an all-time record for the beer market in Argentina, according to management estimates. The reasons for this growth in consumption are, in management’s view, related to three main factors: (i) a strong growth in GDP and consumer spending, which during 2006 increased 8.5% and 7.7%, respectively, according to one of our hired economics consultants, Broda y Asociados; (ii) a substitution effect with table wine—according to management’s estimates, per capita consumption of wine declined from 39.4 liters in 1995 to 29.2 liters in 2006 while per capita consumption of beer increased from 32.8 liters to 38.9 liters over the same period; and (iii) organic population growth, which management estimates to account for 1% of the increase in volumes. The table below shows the total hectoliters of beer consumed in Argentina in each of 2004 through 2006:

Beer Consumption in Argentina

Hectoliters in Thousands
2004	13,337
2005	13,910
2006	14,808
   Source: Management estimates.
   Note: Includes both domestically brewed and imported beer.

Sales

We cover more than 340,000 points of sale in Argentina. Approximately 18.9% of our sales were to the on-premise segment (both directly and through our distributors), while our sales of beer to supermarkets were 9.9%, and sales of our beer through other off-premise channels accounted for approximately 71.2% of our total sales.

In 2006, our Argentine operation sold a total of 11,662,000 hectoliters of beer of which 11,529,000 hectoliters were sold domestically, to achieve a market share of 78.2% according to Nielsen Argentina. The balance of sales were exports, of which 89,000 hectoliters were to other Quinsa subsidiaries and 44,000 hectoliters were to third parties.

Returnable formats accounted for 95.8% of our sales during 2006, with the one-liter returnable bottle accounting for 91.6%.  Non-returnable bottles accounted for 1.8% and cans represented 2.4% of our sales for the year.

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

During 2005 the Company continued efforts to strengthen its brand portfolio. Among those efforts, the Company provided advertising support for all of its brands, including new television campaigns for its flagship Quilmes brand. Quinsa also continued with its strategy of developing its presence in the premium segment of the market. In line with this objective, and following the successful launch of the non-returnable Stella Artois long-neck bottle in November 2004, the Company introduced a one-liter returnable bottle for the Stella Artois brand during the fourth quarter of 2005. It also developed a new advertisement for its other premium brand, Iguana. As a result of these actions, the Company believes itself to be a leader in the premium segment of the beer market in Argentina, the fastest-growing market segment during the past couple of years, with a market share of 52.9% for the year 2006 (excluding the Imperial brand, sold in December 2006), according to Nielsen. Towards the end of 2005 we discontinued production of our Quilmes Light brand.

In line with our role as market leaders and the market perception of our Company as innovators, we also introduced a variety of novel aluminum, non-returnable bottles for selected brands such as Quilmes, Andes and Norte, among other initiatives.

Our flagship Quilmes brand remains the leading Argentine beer brand, achieving a market share of 46.5%, according to Nielsen.

Our net sales in Argentina for 2006 were US$449.5 million compared to US$401.9 million in 2005. This approximately 12% increase was principally the result of higher average prices and higher sales volumes. Volumes increased 6.1% compared to the previous year.

The following tables present our domestic beer sales volume, market share and net sales in Argentina for the years 2004 to 2006:

Quinsa’s Domestic Beer Sales Volume, Market Share and Net Sales in Argentina

	2004	2005	2006
Sales volume (hectoliters in thousands)	10,396	10,821	11,529
Market share	79.1%	78.6%	78.2%
Net sales (in US$ millions)	335.7	401.9	449.5
Source of market share information: Nielsen Argentina.

Geographic Coverage and Brands

Our beer is sold in all provinces of Argentina. Approximately 39% of our beer is sold in the city of Buenos Aires and the surrounding metropolitan area (“greater Buenos Aires”), a region of approximately 17 million people, and that accounts for about one-third of total beer consumption in the country. Commercially, our Argentine operations are divided in four divisions, according to the geographic region:

1) Greater Buenos Aires;

2) Northern (previously the Northeast and Northwest regions);

3) Central (previously the Litoral and Central regions); and

4) Southern (comprising the rest of the country)

We also have a Supermarkets Sales division, responsible for sales to supermarkets across the country.

We serve all of the provinces of Argentina with several distinct brands. Our leading brand is Quilmes Cristal, which, according to Nielsen Argentina, was the leading brand in the country in 2006. Quilmes Cristal sets the price standard in the industry and had a national market share of approximately 46.5% in 2006, according to Nielsen. Iguana, a premium beer, is a specialty brand targeted at young adults. During 2006 we introduced the Patagonia, Quilmes Stout and Brahma Morena brands in the premium and super-premium segments of the market. Andes and Norte are our two regional brands. We also sell the following brands in Argentina: (1) Liberty, a non-alcoholic beer; (2) Quilmes Bock, a dark beer sold principally during winter months; and (3) Brahma,  which is in our portfolio as a result of our alliance with AmBev and is our second largest brand in terms of volumes sold. In November 2004 we introduced the Stella Artois brand, which we produce locally and which targets the premium segment of the market. This brand belongs to InBev’s brand portfolio. Towards the end of 2005 we discontinued production of Quilmes Light, a beer with a low alcoholic content.

Until December 2006, we also sold Palermo and Bieckert, two beers which targeted the low price segment of the market, and Imperial, a brand aimed at the premium segment of the market. As a condition to approving some of our alliance with AmBev, the Argentine antitrust authorities required us to transfer our Imperial, Bieckert and Palermo brands to a purchaser with no beer operations in Argentina.

This transaction was completed on December 15, 2006. A breakdown of the volumes represented by our brands for the past three years is detailed in the table below:

Quinsa’s Consolidated Volumes and Revenues for the Bieckert, Palermo and Imperial Brands

	2004	2005	2006
Total volume (hectoliters in thousands)	732.4	810.7	818.8
Total net revenues (in US$ million)	18.7	23.9	24.7
Net sales as a % of total revenues (in US$ millions)	5.6%	5.9%	5.5%

Brewing Capacity

Our installed brewing capacity at December 31, 2006 was approximately 14.1 million hectoliters, excluding the Luján brewery that was sold on December 15, 2006.  We also own an additional bottling facility in Tucumán which is supplied from the rest of our breweries in the country.

We believe our brewing equipment to be modern and technologically advanced. In addition, we have made investments to allow us to transport the bulk beer we produce at all of our plants in order to supply our Tucumán facility.

The following table provides the location of our beer facilities in Argentina, their installed capacity and the geographic areas supplied by these breweries:

Location of brewery	Installed Capacity (hectoliters in millions)	Areas supplied
Quilmes (2)	5.7	Greater Buenos Aires, Atlantic, Central and Southern Regions.
Zárate (1)	4.4	All the regions in Argentina.
Corrientes (2)	1.7	Northeast, Northwest Regions.
Mendoza (2)	2.3	Western and Southern Regions
Tucumán (bottling facility)	1.2	Northwest Region
Luján (3)	2.9	All the regions in Argentina with the exception of Northeast.
(1) The Zárate brewery is the only one that produces cans that are sold throughout Argentina.
(2) Produces bulk beer to supply our Tucumán bottling facility for final processing and bottling.
(3) Contributed by AmBev as part of our strategic relationship. We have been in charge of operations at this brewery since March 2003. The approval of our transaction with AmBev by the Argentine regulators was conditioned, in part, on the sale of this brewery. As a result of this, we sold the brewery on December 15, 2006.

   Malting operations.

We currently own two malting plants in the province of Buenos Aires. The majority of our malt production is used to supply our own beer plants. Using the barley we purchase from Argentine farmers, we ordinarily satisfy all of the malt requirements of our Argentine beer operations and a part of the requirements of our Bolivian and Paraguayan operations. Occasionally, excess production is sold to third parties. During 2006 our Tres Arroyos malting plant produced approximately 161,100 tons of malt.  During 2006 we completed a significant capacity expansion at this plant. Its original 96,000 ton capacity was increased to 123,000 tons/year in June 2005 and to 195,000 tons/year. Total investments in this project during 2005 and 2006 were US$27.3 million.  We also own a small malting facility in Llavallol, Buenos Aires that produced approximately 23,000 tons of malt and worked at full capacity during 2006. As a further condition to approving our alliance with AmBev, the Argentine antitrust authorities required us to transfer or lease this malting facility to a third party not currently producing beer in Argentina. This facility is leased to a third party until February 2017.

   Distribution

One of our Argentine business’ objectives during 2004 was to complete a major upgrade of its sales network. A major component of meeting our objective was the implementation of our Galaxia Q program, a process that started in 2003. The Galaxia Q program includes standardized, state-of-the-art management tools for our direct sales efforts and for our distributors and is intended to help distributors implement better practices and to reward high performance.

Beer sales through independent distributors account for approximately 76.4% of our sales. For our direct sales, which account for 23.6% of our total sales (7.2% of which are direct sales to supermarkets) we use independent transportation services for direct distribution of our beer to large supermarket chains and other retailers. We operate our distribution system from five facilities and several distribution centers covering different geographic areas. This helps serve our regions of distribution more effectively as well as reduce transportation costs, which we believe gives us a distinct advantage over our competitors. As a result of our strategic relationship with AmBev, we have unified the distribution systems of both companies in Argentina. To date, all of Quinsa’s volumes are sold through a single distribution system, enabling us to take advantage of important economies of scale. We have also completed the roll-out of direct sales operations in Buenos Aires, where we run three sales operations, Mar del Plata, Córdoba, Rosario, Corrientes, Neuquen and Tucumán. Our direct sales system involves a sales force of 433 people. These can be part of different types of sales forces: (i) a “Combined” sales force, where salespeople are responsible for a geographical area, in which they sell all of the brands in our portfolio - this is usually the case in low drop-size areas with limited growth potential, and 27% of the points of sale we cover directly are serviced this way; (ii) a “Focused” sales force, where two salespeople compete within the same area and with different brand portfolios—this is typical of high-potential areas, and accounts for 49% of the points of sale; and (iii) a “Potentiated” sales force, where individual salespeople specialize in particular sales channels such as Convenience Stores, Kiosks, Bars and Restaurants—this type of sales force services 24% of the points of sale reached directly.

Bolivia

Our beer operations in Bolivia are conducted through CBN in which we hold an 85.34% interest.

The Bolivian market is strongly influenced by macroeconomic trends and governmental, regulatory and fiscal policies. In our Bolivian business, we have experienced growth measured by beer volume sales in each of the last 3 years and in 2006 market volumes increased 19% over the 2005 level. Management believes that growth in 2006 was fueled by economic growth in Bolivia, as the economy posted GDP growth of 4.5% according to management estimates, due in part to the high prices obtained for the country’s commodity exports, principally soybean and tin; and by very favorable –warmer, drier -weather conditions.

During the second quarter of fiscal 2005, Bolivia endured a significant political crisis that included strikes, roadblocks, and other signs of social unrest, culminating in the resignation of the President of Bolivia, Mr. Carlos Mesa. Although the political and social situation has stabilized since then, and although our operations have not been significantly affected, further unrest could materially adversely affect our sales and results of operations.

We continue to believe that the Bolivian market offers opportunities for growth due to our strong position in this market, the favorable age distribution of Bolivia’s population and the current relatively low per capita beer consumption of 29.6 liters. The table below shows the total hectoliters of beer consumed in Bolivia in each of 2004 through 2006.

Beer Consumption in Bolivia

Hectoliters in Thousands
2004	2,198
2005	2,365
2006	2,803
Source: Management estimates.
Note: Includes both domestically brewed and imported beer.

Sales

We cover approximately 59,000 points of sale in Bolivia. Bolivia is a different market for us because 52.4% of our sales correspond to the on-premise segment while the supermarket channel accounts for less than 1% of our sales. The remainder of our sales occurs in the other off-premise segments. The beer market in Bolivia is comprised primarily of returnable formats, which account for 91.9% of our sales.

Total beer volume sales, including exports, increased approximately 19% to 2,767,000 hectoliters in 2006, reflecting market growth and also a slight increase in market share, which reached 97.5%, according to management estimates.

Net revenues increased 26% to US$158.7 million, as a result of the increase in both volumes and average prices. The latter increased approximately 6.1% in dollar terms, as a result of regional price increases introduced to keep pace with inflation, and of improvements in the value chain. The following table presents our domestic beer sales volume, market share and net sales in Bolivia for the years 2004 to 2006:

Quinsa’s Domestic Beer Sales Volume, Market Share and Net Sales in Bolivia

	2004	2005	2006
Sales volume (hectoliters in thousands) (1)	2,129	2,299	2,732
Market share	97.0%	97.4%	97.5%
Net sales (in US$ millions)	108.0	125.7	158.7
(1) Excludes exports of 15,000, 27,000, and 35,000 hectoliters for 2004, 2005 and 2006, respectively.
Source of market share information: CIES

Geographic Coverage and Brands.

During 2006, the Company continued to focus on enhancing its portfolio, and introducing innovative packaging and limited-edition bottles for our mains brands, such as a special edition aluminum bottle for the Taquiña brand. Our main brand, Paceña (which includes Paceña Pilsener, a national brand, Tropical Extra, a brand sold in tropical regions and Centenario) together  accounted for approximately 67.5% of our sales in Bolivia. Our other important brands are (1) Taquiña, a regional brand produced in Cochabamba; (2) Huari, a premium brand leader in the Oruro region which was repositioned and whose coverage was extended to other regions in the country; (3) Ducal, a regional brand for the Santa Cruz area; (4) Imperial and Inca, which are both aimed at the lower income segment of the market; and (5) Maltín, a non-alcoholic liquid malt. There are also two other minor brands in terms of sales (Astra and Bock, together accounting for 1.1% of our sales), and we have also sold very small amounts of the Stella Artois brand in Bolivia.  This brand is imported from Argentina and targeted at the premium segment of the market. La Paz, Bolivia’s capital, accounted for 40% of our volume sales during 2006, Santa Cruz accounted for 32% and Cochabamba accounted for 14% We own production facilities in each of these regions. The balance of our sales volume was distributed throughout the rest of the country.

  Brewing Capacity.

In 2003, we operated 6 breweries with a total brewing capacity of 3.1 million hectoliters. During 2004, we closed our Ducal plant, located in the Santa Cruz region, close to our CBN plant. The largest of our breweries is located in La Paz, and it is principally responsible for production of the Paceña brand. We now operate one brewery in the city of Santa Cruz, which primarily produces Maltín, Ducal and Paceña, and one brewery in Cochabamba, which mostly produces Taquiña, Maltín and Imperial. During 2006 we completed minor capacity expansions at the La Paz and Huari plants, increasing total capacity by approximately 0.1 million hectoliters, compared to 2005.

The following table provides the location of our beer facilities in Bolivia, their installed capacity and the geographic areas supplied by these breweries:

Location of Brewery	Installed Capacity	Regions Supplied
	(Hectoliters in millions)
La Paz	1.3	Principally La Paz
Santa Cruz (CBN)	0.9	Santa Cruz
Cochabamba	0.6	Cochabamba
Huari	0.3	Oruro, La Paz and Potosí
Tarija	0.05	Tarija

Distribution

During 2006 we focused on strengthening our third-party distribution network, after having reorganized it in 2004. This reorganization consisted of the establishment of a team of supervisors to help our distributors achieve higher standards of performance in terms of management and execution at the point of sale. We also intend to maintain a small direct sales effort focused on supermarkets and top on-premise and off-premise points of sale. Management believes these initiatives have enhanced sales and revenues.

Our beer is distributed from our five plants and from one warehouse located in El Alto, near La Paz. Sales through independent distributors account for approximately 98% of our total sales volume in Bolivia. For our direct sales, we distribute our products using our own sales force, which accounts for approximately 2% of total volume sold and covers 1,127 points of sale.

Chile

Our beer operations in Chile are conducted through Cervecería Chile S.A. QI(B) holds, indirectly, a 100% ownership interest in this entity.

We originally entered the Chilean market with the expectation that would be participating in a growing market but this growth did not occur as expected.  From 1998 until 2002, beer consumption in Chile decreased almost 9% on a per capita basis. However, consumption has increased each year since 2003. During 2005 and 2006, consumption per capita increased 12% per year on average.  Since the entry of the Chilean brewer CCU to the Argentine market, our presence in Chile has taken on strategic significance for us since we are both competing in each other’s principal market. The following table illustrates beer consumption in Chile in the years 2004 to 2006:

Beer Consumption in Chile

Hectoliters in Thousands
2004	4,233
2005	4,755
2006	5,442
Source: Management estimates.
Note: Includes both domestically brewed and imported beer.

Sales

During 2006, total beer volume sales were 692,000, an increase of 25.9%, compared to 2005. This was the result of the company’s established brands and the introduction of the Brahma brand in September 2005. According to Nielsen, our market share in Chile was 15.1% in 2006. Net sales were US$ 46.6 million, compared to US$ 35.6 million in 2005.

Starting in 2003, we redesigned our business model in Chile to adjust for the loss of the Heineken brand. We adapted our cost structure to new volume levels and transferred administrative and other service functions such as Finance, Human Resources and IT to Argentina. During 2005, and principally to prepare for the launching of the Brahma brand, we completely overhauled our sales and distribution system. This involved, among other things: (i) extending our direct sales operation to an area (Talca) previously covered by our sole distributor; (ii) increasing our sales force by 24%; (iii) introducing a new management structure, with different managers having specific responsibilities for the on-premise, supermarket, wholesaler and off-premise segments, and each managing their own sales force for that purpose; (iv) introducing state-of-the-art sales management tools, developed within Quinsa. These tools allow for a more direct and efficient way to measure quantitative and qualitative execution at the point of sale.

In 2006, our direct sales account for 83% of total sales.  We originate these direct sales from our brewery in Santiago and from seven distribution centers across the country. Indirect sales are conducted through two distributors that cover the northernmost and southernmost areas of the country, by means of seven warehouses. Whereas previously our distributors loaded our products at our distribution centers, in 2005 we started delivering to their own warehouses.  In order to improve our distributor’s execution at the point of sale, we have also employed salespeople who actually sell for our distributor in some of the regions it covers.

We reach approximately 10,400 points of sale in Chile. Of our total sales in the country, 12.7% were to the on-premise segment, 40.2% were to the supermarket channel and the remaining off-premise segment accounted for 47.1% of our sales.

The leading format in the Chilean beer market is the 1-liter returnable bottle, which accounts for approximately 55% of total volume, while returnable formats as a whole represent 59% of the total market volume. Non-returnable formats represent 41% of the Chilean beer market with cans accounting for the largest presentation of this kind. Kegs represent almost 5% of the market, according to management estimates.

The following table presents our domestic beer sales volume, market share and net sales in Chile from 2004 to 2006:

Quinsa’s Domestic Beer Sales Volume, Market Share and Net Sales in Chile

	2004	2005	2006
Sales volume (hectoliters in thousands)	379	550	692
Market share	11.4%	13.1%	15.1
Net sales (in US$ millions)	23.0	35.6	46.6
Source of market share information: Nielsen Chile
(*) Excluding sales of the Heineken brand, which we discontinued in June 2003

Geographic Coverage and Brands

Our brands are sold throughout Chile. In 2004, we served Chile with two locally-brewed brands, Becker and Báltica, and we imported the Paceña brand from Bolivia. The loss of the Heineken brand led us to change our strategy.  Thus, we reduced overhead to account for lower volumes and increased marketing investments to strengthen our Becker brand.  Paceña is sold in non-returnable formats, and is sold primarily in the on-premise segment and in supermarkets. During 2005 we consolidated Becker’s market position and we launched the Brahma brand during the fourth quarter. During 2006 we continued to invest in consolidating Becker’s market positioning as a regular brand and Becker became the sponsor of the Chilean rugby team.  In April 2007, we launched the Stella Arois brand to compete in the premium segment of the market.

Brewing Capacity

We operate one brewery in Chile, which is located north of Santiago. The plant currently has a capacity of approximately 1.05 million hectoliters.

Distribution

     In Chile, our sales are primarily direct via a fleet of rented trucks to supermarkets and other retailers in the on- and off-premise segment. Direct sales account for 83% of our total volume sold. We also sell to two distributors, which accounts for 17% of our sales. We distribute our products to the metropolitan Santiago area from our brewery outside of Santiago and from our distribution centers in Coquimbo, Talca, Concepción, Temuco, Chillán, Los Angeles and Quilpue for all other regions in the country.

Paraguay

According to CCR, we are the largest beer producer in Paraguay, a country of approximately 6 million people. In Paraguay, we conduct our brewing operations through Cervecería Paraguaya S.A. in which Quinsa holds an 87.36% indirect interest. We also conduct glass bottle manufacturing operations through FPV, in which QI(B) indirectly controls a 99.71% ownership interest. Towards the end of 2004 our Board of Directors approved an investment of approximately US$10 million in a new 100 ton/day glass bottle factory for FPV. This development of this factory was completed on schedule and within budget, and the plant is fully operational. At full capacity, this factory can provide all of the Quinsa companies with up to 25% of their aggregate glass bottle needs.

The market for beer in Paraguay has traditionally distinguished itself from those in our other countries of operation in certain respects. First, beer has not faced significant competition from wine as an alternative alcoholic beverage. Second, domestic beer has faced significant competition from imported beer, which accounts for a far higher market share in Paraguay than in neighboring countries. Third, the seasonality of our products is lower in Paraguay than in other countries where we operate due to warmer conditions throughout the year.

During 2003, the Paraguayan economy recovered from a recession and gross domestic product increased 2.3% while the inflation rate amounted to 9%. Although this recovery gained pace as the year progressed, the beer market still saw a decline of 6%. The economic recovery continued in 2004, and Quinsa’s volumes increased approximately 14%, compared to 2003. The year 2006 marked the fourth positive year in a row for the economy, with gross domestic product increasing by 4% and the Company’s volume sales increasing by 8%, in each case as compared to 2005.  We believe our sales volume increase was the result of economic growth and our conservative price policy under which our price increases were principally related to the repositioning of brands within the Quinsa portfolio and to local inflation. Imported beer accounted for less than 2% of the Paraguayan beer market in 2006, according to CCR. We believe that an important competitive advantage for us is our status as a local brewer.

The following table illustrates the total hectoliters of beer consumed in Paraguay for the years 2004 to 2006:

Beer Consumption in Paraguay

Hectoliters in Thousands
2004	1,928
2005	2,125
2006	2,278
Source: Management estimates.

   Sales

We cover approximately 47,600 points of sale in Paraguay. The on-premise segment represented 17% of our sales in 2006, while sales to supermarkets accounted for approximately 1.6% of our sales. The remaining 81.4% of our sales occurred in the other off-premise segments. Returnable formats accounted for approximately 84% of our sales, with the one-liter bottle accounting for 75.8% of sales. Cans accounted for 14.2% of our sales.

Domestic sales volumes in Paraguay increased 8% to 2,204,000 hectoliters in 2006. Our market share in Paraguay in 2006 was 96.7% according to CCR.

Net revenues in Paraguay in 2006 increased 32% as compared to 2005 to US$143.6 million, principally as a result of higher volume sales, and improvements in the value chain. In 2006 our business in Paraguay benefited from a strong appreciation of the local currency relative to the U.S. dollar, leading to an average price increase of approximately 23% in dollar terms.

The following table presents our domestic beer sales volume, market share and net sales for each of 2004 through 2006:

Quinsa’s Domestic Beer Sales Volume, Market Share and Net Sales in Paraguay

	2004	2005	2006
Sales volume (hectoliters in thousands)	1,836	2,040	2,204
Market share	95.2%	96.0%	96.7%
Net sales (in US$ millions)	90.6	108.5	143.6
Source of market share information: CCR/IRI

  Geographic Coverage and Brands

In 2006 we produced and distributed six brands which were sold throughout Paraguay, and imported the Stella Artois brand from Argentina to service the premium segment of the market. Our largest brand in terms of sales during 2006, and the leading brand in Paraguay, is Brahma with an estimated market share of 51.3%. Pilsen, our traditional local brand, is now the second largest with a market share of 33.6% according to CCR.

The other brands we sell are: Dorada, which is aimed at the urban markets of the country’s interior; Baviera, which is positioned as a premium beer; Ouro Fino, Quilmes and Stella Artois.

   Brewing Capacity

We own one brewery in Paraguay, located in Ypané.  Our Ypané brewery has a production capacity of 2.4 million hectoliters per year and in 2006, this brewery operated at an average utilization rate of 78%.

   Distribution

We distribute our beer from the Ypané plant as well as from four distribution centers. We extended our direct sales operation during 2006, so that it accounted for 53% of total sales, compared to 48% the previous year. Through our direct sales we reach 22,400 points of sale.  The balance of our sales is conducted through 71 distributors that cover approximately 25,200 points of sale. During 2006 we restructured our distribution network, reducing the number of independent distributors and enlarging the regions serviced by other existing distributors and by our direct sales operation.

Uruguay

With a population of 3.3 million, Uruguay is our smallest market in terms of beer sales, although we are the leading beer producer in this market based on our internal estimates. Our beer operations in Uruguay are conducted through FNC.  Quinsa holds an indirect 97.56% ownership interest in FNC.

The Argentinean economic crisis hurt Uruguay’s economy, and consequently, beer market volumes in Uruguay declined by 10% to 466,000 hectoliters in 2003. However, improvements in Uruguay’s economy resulted in a significant increase in market volumes during both of 2005 and 2006. The following table shows the consumption of beer in Uruguay from 2004 to 2006:

Beer Consumption in Uruguay

Hectoliters in Thousands
2004	596
2005	692
2006	758
Source: Company estimates.
Note: Includes domestically brewed and imported beer.

   Sales

We reach approximately 31,000 points of sale in Uruguay, by means of means of our own sales force and also through our third-party distribution network. Returnable formats accounted for approximately 96% of our sales in 2006, of which 89% consisted of the one-liter bottle. Cans represented approximately 2% of total beer sales. In terms of breakdown by sales channel, on-premise consumption accounted for 21% of our sales, while supermarkets and other off-premise sales channels accounted for 8% and 71%, respectively.

In Uruguay we followed a conservative price policy over the past three years. For example, the retail price of our flagship brand in Uruguay, Pilsen, did not increase between the end of 2002 and May 2006, when we increased prices on this brand to make up for what we anticipate will be the inflation rate for the year in Uruguay. Our domestic beer volume sales in Paraguay have grown solidly in each of the past 3 years, increasing by 15% in 2005 and a further 9% in 2006.

Despite our conservative price policy, average prices increased 6% in 2006, measured in U.S. dollars. This was as a consequence of price increases introduced to compensate for inflation, a relatively stable peso/U.S. dollar exchange rate, improvements in the margin pool and a better brand mix. Net revenues increased to US$43.9 million in 2006 compared to US$37.7 in 2005, mainly due to the price increases and sales volume increases. The following table provides information regarding our beer sales volume, market share and net sales in Uruguay for the years 2004 to 2006:

Quinsa’s Beer Sales Volume, Market Share and Net Sales in Uruguay

	2004	2005	2006
Domestic Sales volume (hectoliters in thousands).	584	673	732
Market share	98.0%	97.2%	96.6
Exports (hectoliters in thousands)	9	10	19
Net sales (in US$ millions) (1)	27.3	37.7	43.9
(1) Includes exports.
Source of market share information: A.C. Nielsen

   Geographic Coverage and Brands

Our beer brands accounted for 96.6% of all beer sold in Uruguay in 2006. Our Pilsen brand is the leading national brand and accounted for 69.5% of our sales in Uruguay. Our beer is sold in all regions of Uruguay, with approximately 53.7% of our sales made in the metropolitan area of Montevideo, which accounts for 1.6 million of Uruguay’s total population. We serve this market with four domestic brands and four imported brands. Pilsen is positioned as a standard beer and is strong in all regions of the country, but particularly so in the interior. Since February 2003, as a result of our strategic relationship with AmBev, we have been selling AmBev’s former brands, Norteña and Patricia in Uruguay. We also sell Zillertal, which we re-launched in 2005 as our premium brand in this market. In the import segment of the market, we offer the Quilmes, Iguana, Stella Artois and Liberty brands. See “Item 4. Information on the Company—History and Development—Relationship with AmBev—Settlement with Heineken Concerning the Original Alliance.” Therefore, we have discontinued the sale of Heineken in Uruguay.

   Brewing Capacity

We operate two breweries in Uruguay. One brewery is located in Montevideo, while the second brewery, acquired as part of the AmBev deal, is located in Minas. During 2005, our Uruguayan beer business increased its production capacity by switching to a high gravity fermentation process. In that year, we also installed the first canning line in Uruguay in our Minas brewery allowing us to fill cans in Uruguay rather than doing so in Argentina and then importing canned beer into Uruguay.

The following table provides the location of our beer facilities in Uruguay, their installed capacity and the geographic areas supplied by these facilities:

Location of Brewery	Installed Capacity (hectoliters in millions)	Region Supplied
Montevideo	0.9	Entire Country
Minas	0.4	Entire Country

   Distribution

Approximately 74% of our total sales in Uruguay are indirect through 20 distributors that cover all of Uruguay. A partial exception to this is Montevideo, where four distributors sell only our Patricia brand. Patricia, a former AmBev brand, maintains its former network, i.e., Salus’ distributors, who cover the entire country. Approximately 26% of total sales are conducted directly by our sales force, who cover  approximately 6,800 points of sale (including wholesalers and supermarkets), all of them in Montevideo.

SOFT DRINK AND WATER OPERATIONS

We produce soft drinks in Argentina and Uruguay, which have populations of approximately 40 million and 3.3 million people, respectively. In 2006, the average person in Argentina and Uruguay consumed approximately 126 liters and 87 liters of soft drinks, respectively, according to management estimates.

Our sales of soft drinks in Argentina and Uruguay began in December 1999 with the acquisition of Baesa, the largest PepsiCo® bottler in Argentina and the sole PepsiCo® bottler in Uruguay. Baesa conducted its soft drink operations in Uruguay through EUSA, its wholly-owned subsidiary. Baesa later merged with CMQ and our Argentine soft drinks business is now conducted through CMQ.

During 2005, CMQ incorporated the last remaining PepsiCo sales region in Argentina it did not already operate. As of the fourth quarter of that year, CMQ controlled 100% of the production and sale of PepsiCo® beverages in Argentina.

In Uruguay we conduct our soft drink operations through FNC and we currently control 100% of the production and sale of PepsiCo® carbonated soft drinks in Uruguay.

Our current mineral water business in Argentina mainly comprises the Eco de los Andes, Nestlé Pure Life and Glaciar brands, which we manage through our 48.8% minority participation in Eco de los Andes S.A. (“Eco”). From 2002 through 2005, CMQ’s only bottled water sales were those of minor regional brands, including La Moderna and Sierras del Sur and sales of these minor brands represented less than 1% of CMQ’s total soft drink and water sales during each year during that period. At the end of 2005, we discontinued these sales by CMQ.

In Uruguay our mineral water business consisted historically of sales of the Villa del Este brand. After three years of declining volumes during the period from 2002 through 2004 and due to its lackluster performance relative to our other lines of business, we decided to discontinue sales of water in Uruguay as of the end of 2004.

   Sales

In 2006, net sales in Argentina for soft drinks (including juices under the Tropicana brand and isotonic beverages under the Gatorade brand) amounted to US$293.8 million, or 25.2% of our consolidated sales, compared to sales of US$227.5 million, or 23.8% of our consolidated net sales, in 2005. Quinsa’s sales volumes in that market increased 26% to 10,245,000 hectoliters of soft drinks, isotonics and juices during 2006. During 2002, we made the strategic decision not to participate in the B-brand segment of the soft drink market, where profitability is lower, but to focus on the top, A-brand segment. Consequently, although our total market share declined at first to 18.7% in 2004, our share of the A-Brand segment increased to 28.3% for that year. This success was strengthened in 2006, when total market share increased to 19.9% and our share of the A-brand segment increased to 29.8%. Market share growth was achieved as a result of several factors, including strong performance of the Pepsi brand, expanded distribution of the 1.25-liter returnable glass bottle and improved performance of the Company’s distributors in the soft drinks category.

The following table provides information regarding our soft drink business sales volume, market share and net sales in Argentina for the years 2004 to 2006:

Quinsa’s Soft Drink & Other Beverages Sales Volume, Market Share and Net Sales in Argentina

	2004	2005	2006
Sales volume (hectoliters in thousands)	6,490	8,125	10,245
Market share	18.7% (*)	18.9%	19.9%
Market share “A” brands	28.3% (*)	28.3%	29.8%
Net sales (in US$ millions)	167.9	227.5	293.8
Source of market share information: Nielsen Argentina
(*) Market share for carbonated PepsiCo® beverages in the franchise regions operated by Quinsa at the time. Quinsa incorporated the only franchise it did not own in September 2005.

In Uruguay, we had net soft drink sales of US$18.2 million, and sold 461,000 hectoliters of soft drinks in 2006. Our market share for soft drinks in Uruguay was 15.8% according to A.C. Nielsen. We believe that this business has benefited from the introduction in November 2003 of the 1.25-liter glass returnable bottle, which already accounted for 26.5% of the company’s sales in 2006. During 2006 we imported Gatorade from Argentina, although it represented less than 1% of the company’s total sales.

The following table provides information regarding our soft drink business sales volume, market share and net sales in Uruguay for the years 2004 to 2006:

Quinsa’s Soft Drink & Other Beverages Sales Volume, Market Share and Net Sales in Uruguay

	2004	2005	2006
Sales volume (hectoliters in thousands)	281	456	461
Market share	12.3%	15.0%	15.8%
Net sales (in US$ millions)	9.4	14.3	18.2
Source of market share information: A.C. Nielsen

In contrast to our beer sales, soft drinks in non-returnable packaging accounted for approximately 80% of our soft drink sales in Argentina and 73% in Uruguay in 2006 with sales of our non-returnable 1.5 liter, 2 liter and 2.25 liter (Argentina) / 2.5 liter (Uruguay) containers, collectively accounting for 64% and 54% of our total carbonated soft drink sales in Argentina and Uruguay respectively in 2006.

Terms of Sale. Most of our sales of soft drinks and water are made on credit. Due to the effect of the Argentine economic crisis of 2002 and management’s focus on reducing our working capital, average credit terms for our soft drink sales were reduced from 21 days in December 2002 to 14 days in December 2006. The length and other terms of the credit extended often depend on competitive factors and the strategic importance of the particular outlet.

Points of Sale. Our soft drink products reach more than 270,000 points of sale in Argentina and 20,000 points of sale in Uruguay. In 2006, supermarkets accounted for approximately 15.8% of our volume sold in Argentina and 18.0% in Uruguay.

   Geographic Coverage

We produce carbonated soft drinks at six plants in Argentina, which includes two mixed beer and soft drink production facilities. The largest is located in Buenos Aires, with a technical production capacity of 10 million hectoliters per year and an average utilization rate during 2006 of 66%. Another three plants are strategically located in the north, centre and south of the country. A further two production facilities were established during 2006, within the Zárate and Mendoza breweries. Total production capacity in Argentina is 18.4 million hectoliters. We also run a separate production facility for the isotonic beverages we sell under the Gatorade brand.

In Uruguay we produce soft drinks from facilities located in our Montevideo brewery. Installed capacity is 0.7 million hectoliters, and average utilization was 65% during 2006.

   Brands

In Argentina we own exclusive rights to produce, sell and distribute PepsiCo® soft drink products, including Pepsi Cola®, Pepsi Cola Light®, Pepsi Max®, Pepsi Twistâ, Pepsi Twist Lightâ, 7up®, 7up Light®, 7up Freeâ, H2oh!â, Mirinda®, Paso de los Toros®, Paso de los Toros Light®, Kasfruit Juiceâ, Teemâ, Tropicana®, and Gatorade®.  In 2006, we launched Pepsi Max®.

In Uruguay we own exclusive rights to produce, sell and distribute PepsiCo® soft drink products, including Pepsi Cola®, Pepsi Cola Light®, 7up®, 7up Light®, Mirinda®, Paso de los Toros®, Paso de los Toros Light®, Teem®, Gatorade® and H2oh!®.

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

Beer Volume Sales by Quarter as a Percentage of Total Annual Sales

	1st Quarter			2nd Quarter			3rd Quarter			4th Quarter
	2004	2005	2006	2004	2005	2006	2004	2005	2006	2004	2005	2006
Argentina	30%	30%	29%	18%	18%	18%	20%	20%	20%	32%	32%	33%
Bolivia	23%	23%	22%	20%	21%	20%	26%	26%	26%	31%	30%	32%
Chile	28%	23%	29%	18%	17%	20%	21%	21%	21%	33%	39%	30%
Paraguay	29%	29%	28%	18%	19%	19%	20%	21%	22%	33%	31%	31%
Uruguay	27%	30%	29%	15%	13%	15%	18%	17%	17%	40%	40%	38%

Soft Drink Volume Sales by Quarter as a Percentage of Total Annual Sales

	1st Quarter			2nd Quarter			3rd Quarter			4th Quarter
	2004	2005	2006	2004	2005	2006	2004	2005	2006	2004	2005	2006
Argentina	25%	25%	26%	20%	19%	20%	23%	22%	23%	32%	34%	31%
Uruguay	26%	22%	26%	20%	21%	24%	22%	22%	21%	32%	35%	29%

RAW MATERIALS

Raw Materials—Beer

Beer production involves several raw materials. The main ingredient in beer is malt, a product made from germinated and roasted barley. Malt is mixed with water, hops and corn grits or rice in various proportions until the desired taste is obtained. The resulting mixture is called wort, which is then filtered, pasteurized and bottled. Aside from these natural ingredients, beer production also relies on other raw materials such as bottles, aluminum cans, labels and crown tops.

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

As described above, we purchase malt locally for our operations in Argentina. For our operations in the other southern cone markets, we purchase malt from third party suppliers, and from our operations in Argentina.

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

Due to the economic situation in Argentina, towards the end of 2001, with respect to our Argentine beer business, we began to purchase from local suppliers most of the raw materials that we had previously imported. Although we have not yet experienced any supply problems, if economic conditions worsen, our local suppliers of raw materials may have difficulty providing such materials in the future. Furthermore, since all commodities are pegged to international prices, their prices are necessarily volatile and any devaluation of the currencies of the countries in which we operate could impact our direct costs associated with the purchase of these raw materials.

We purchase most of our requirements for bottles in Argentina from local suppliers and from our subsidiary FPV in Paraguay. In Chile we purchase our bottles from local suppliers, while in Bolivia, Uruguay and Paraguay, we purchase our bottles from FPV and occasionally from suppliers in Brazil and Argentina. We purchase locally most of our aluminum can and can-end requirements for our operations in Argentina. CBN absorbed a former subsidiary, Enalbo.  It produces all of the aluminum can requirements for our breweries in Bolivia. We purchase aluminum cans locally for our requirements in Chile, and we usually import aluminum cans from Argentina to satisfy our requirements in Paraguay and Uruguay.

We purchase all of our labels locally and from Argentina for our requirements in Argentina, Bolivia, Uruguay and Chile. We import labels from Argentina and Brazil for our requirements in Paraguay. We purchase crown tops locally and a small portion is imported from Brazil for our requirements in Argentina, Bolivia, Chile, Paraguay and Uruguay, and from Germany for our Chilean operation.

All our subsidiaries source the energy they need locally. The energy used is either electric or natural gas. In Chile the supply of natural gas is contracted locally, although its origin is Argentina since Chile produces no natural gas of its own. Due to lack of investments, the production of natural gas in Argentina has not kept pace with demand, and there have been shortages. This has affected our operations in Argentina and in Chile. As all of our plants have been adapted to run on natural gas or substitutes, these shortages have not  caused interruptions to our production. Alternative sources of fuel are, however, significantly more costly than natural gas.  While public utility companies in Argentina are carrying out investments in order to eliminate pipeline bottlenecks, building a new pipeline to transport gas and also a new distribution network to ensure the gas thus transported reaches final users, there can be no assurances that natural gas supplies shall be sufficient in the future. In fact, the Argentine government can order the suspension of natural gas deliveries to industry in order to ensure adequate supplies to residential consumers at any time, regardless of the nature of the agreements between industrial consumers of natural gas and their suppliers and pipeline operators.

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

Our other important cost is related to the concentrate for our soft drinks, which we purchase from PepsiCo. Under the terms of our franchise arrangements, we must purchase all concentrate used to make PepsiCo® soft drinks from PepsiCo or its affiliates.

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

MARKETING IN THE SOUTHERN CONE MARKETS

Marketing—Beer

   Product Presentations

We sell 33 different brands of beer in more than 35 different presentations through all major channels of distribution throughout all of our markets. The vast majority of our beer sales in the southern cone markets are made in glass containers of various sizes. Our most important packaging is the one-liter returnable bottle, which represented more than 91% of our total beer sales volume in Argentina in 2006, 75% in Paraguay, 89% in Uruguay, and 43% in Chile. In Bolivia, returnable bottles as a whole accounted for 91% of total sales volume, although in this case the 620 cc bottle was the largest seller (86% of sales) while the 1-liter returnable accounted for a further 5%. This reflects the price advantage of the one-liter returnable packaging as well as traditional consumer preferences. Even though we have launched different non-returnable formats over time, the economic situation in most of our markets has led us to focus on returnable packaging. In 2006, aluminum can sales accounted for about 2.4% of our total sales volume in Argentina. Elsewhere, our volume of aluminum cans sold represented 6.1% of total sales in Bolivia, 40% in Chile, 14.2% in Paraguay and 2% in Uruguay. In Chile and Paraguay, aluminum can sales increased significantly once local production began in late 1999. We sell kegs of different sizes in all of our markets.

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

In 2005 and 2006, Stella Artois sponsored the exclusive and world-renowned Open Polo Tournament in Buenos Aires. Our brands also sponsor several soccer teams in different countries, and also the national squads of Argentina and Paraguay, both of which participated in the 2006 World Cup, an event that is held every four years and is followed by hundreds of millions of viewers across the world. During 2005 we also invested heavily to support the introduction of the Brahma brand in Chile. Total advertising and promotion expense was between 5% and 10% of sales for all of our beer businesses during 2006, except for Chile where continued support for the recent introduction of the Brahma brand led to a significantly higher expense, measured as a percentage of sales.

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

   Pricing

There is no regulation of wholesale or retail beer prices in our countries of operation. However, inflation has been a source of concern for the Argentine government during 2005 and 2006. While the Argentine government has not actually imposed formal price regulations, in practical terms the prices of consumer goods in Argentina are virtually frozen because the government is not authorizing any price increases. This is particularly true for the prices of products that are included in the consumer price index, such as beer and soft drinks. We can give no assurances that price controls of some sort will not be introduced in the future, should inflation continue unabated. Should that happen, our margins will decline in the event that any of our costs increase. Aside from this situation, in pricing our products, we consider many factors, which vary in individual importance from time to time. These factors include general economic conditions, the success and profitability of our various product presentations, the prices of our competitors’ products, the prices of substitute products such as wine and soft drinks, the effects of inflation and taxes as well as the level of costs.

Marketing—Soft Drinks and Water

   Product Presentations

Most of our products are sold in one-way presentations, principally PET bottles and cans. In any franchise area, we may sell products in as many as ten different types of packaging. PepsiCo must approve all of the packaging formats that we use for PepsiCo® soft drinks. In 2001, we introduced a new

12-ounce bottle (replacing the 10-ounce bottle) for the on-premise segment, the most profitable segment in the market. In 2002, we also introduced an 8-ounce bottle for the Seven-Up and Pepsi brands, targeted at kiosks and small grocery and convenience stores. In 2003, we introduced a proprietary PET bottle for all the soft drink brands. During 2006 we introduced a 500cc PET bottle for Gatorade.

In order to reduce costs associated with one of our major raw materials used to produce plastic bottles for our soft drinks, and to make our products more affordable, we introduced the 1.25 liter returnable glass bottle in mid 2002. This format has met with continued success, and during 2006, it accounted for approximately 15% of our sales in Argentina and 27% of our sales in Uruguay.

   Advertising and Marketing Activity

During 2006, we continued to focus on promoting our leading brands through marketing campaigns, new product launches and packaging innovations. We also conducted periodic promotions for our brands, including large bottle-top promotions (prizes offered on the inside of the bottle-top). We also organized the Pepsi Music festival in Buenos Aires, a series of rock festivals lasting several days that attracted huge audiences.

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

We face competition from Warsteiner Brauerei Hans Cramer GmbH & Co. (“Warsteiner”), a large German brewer that serves the Argentine market from its 1.4 million hectoliter brewery at Zárate, also near Buenos Aires. We also compete with CCU of Chile, which acquired the regional Argentine breweries Compañía Industrial Cervecería Salta S.A., Cervecería Santa Fé S.A. and Cervecería Córdoba S.A. CCU’s share of the Chilean beer market in 2006 was approximately 84%. CCU of Argentina entered into a brewing arrangement with Anheuser-Busch Companies, Inc. (“Anheuser-Busch”), the world’s largest brewer, to produce, market and distribute Anheuser-Busch’s Budweiser brand in Argentina. CCU Argentina also distributes the brands produced by CCU’s Argentine breweries, which have an installed capacity of 3.1 million hectoliters in Argentina.

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

In Argentina, we have met the challenge of increased competition by giving our sales force greater autonomy to make sales decisions more quickly in response to location-specific needs. Our share of the Argentine beer market was 79.1% in 2004, 78.6% in 2005 and 78.2% in 2006, according to Nielsen. However, we cannot guarantee that the economic situation in Argentina or other factors such as aggressive action by our competitors will not cause us to lose market share in our most important market.

Due to the acquisition of our two previous competitors, CBN and CBNSC, our market share in Bolivia increased to approximately 98.1% in 2000 and currently remains above 97%. Our only competition is from imported beer and minor local brewers.

In Chile, we continue to be the new entrant challenging the leadership of CCU. While sales volumes in Chile have increased annually since 1998 (with the only exception of of 2004), we cannot assure you that our sales volume will continue to increase in the future.

In Paraguay, our market share is 96.7% according to CCR, and our market share in Uruguay is 96.6%, based on management estimates.

Competition—Soft Drinks

The soft drink industry is highly competitive. In Argentina, our main competitors are local bottlers of Coca-Cola® brands and bottlers of second-tier brands (“B-brands”). In recent years, B-brands had substantially increased their presence in our core markets.  B-brands have historically competed based on their price and during 2006, for the large package formats where B-brands compete most with our products, the B-brands sold on average at a discount to our prices of approximately 49% according to management’s estimates based on information provided by Nielsen. We made a strategic decision in 2002 not to participate in the B-brand segment of the market, where profitability is lower, focusing instead on the top, A-Brand segment. While our overall market share of soft drink sales in Argentina declined during the period from 2000 to 2004, our share of the A-brand segment in Argentina has remained strong, increasing to 29.8% in 2006 compared to 28.3% in 2005 according to Nielsen. In Uruguay our total market share increased to 15.8% in 2006 compared to 14.8% in 2005 according to Nielsen.

In Uruguay, our main competitor is also the local bottler of Coca-Cola brands. Bottlers of local, second-tier brands also compete with us, and accounted for approximately 36% of the market, according to Nielsen.

MATERIAL LICENSES AND CONTRACTS

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

Our franchise commitment letters with PepsiCo require us to attain minimum volume and market share levels of the cola market, flavored soft drink market and total soft drink market, as well as minimum levels of nominal and effective distribution. While these goals are negotiated on an annual basis, they vary by franchise territory. Similarly, our exclusive bottling arrangements require us to meet specified market share, distribution and expenditure targets for the PepsiCo® products that are covered by the corresponding franchise commitment letters.

     Our agreements with PepsiCo define the amount that we are required to spend for marketing activities, usually as a percentage of total concentrate purchases. These agreements also establish a framework for funding marketing expenditures in each of our franchise territories. Pursuant to these agreements, each franchise territory develops, in cooperation with PepsiCo, an annual marketing plan to promote PepsiCo® products in that territory. The annual marketing plan defines the types and amounts of advertising and promotional expenses and investments in marketing-related assets that we are required to fund in each territory. In our franchise territories, PepsiCo sets aside a percentage of the amount we pay for concentrate to support these marketing activities. PepsiCo either gives us these amounts or purchases services or goods directly from third parties, in both cases to support marketing activities. If we fail to submit our annual marketing and advertising plans each year to PepsiCo for its review and approval, or fail to carry out these plans in all material respects, PepsiCo is entitled to terminate the franchise agreement. Any termination of our franchise arrangement with PepsiCo would severely impact our soft drink operations and would materially adversely affect our business and financial results.

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

     In Chile, the drinking age is 18 years. The advertising of alcoholic beverages is regulated. Advertising may not contain messages, nor be shown at times (i.e., before 10:00 pm) which are specially targeted at the underage population. Advertising should not stimulate excessive nor irresponsible consumption, nor should it induce drinking where illegal, dangerous or improper.  Minors cannot be used in beer advertisements (audio, video, print or otherwise). People appearing in advertisements must be, and appear to be, over-age. A license is required to sell alcoholic beverages in Chile, and the total number of these licenses is fixed.

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

Pricing Controls, Excise Taxes and Import Tariffs

     There are no formal government price controls on the wholesale or retail prices of beer, soft drinks and water in our countries of operation. However, inflation has been a source of concern for the Argentine government during 2006. While the Argentine government has not actually imposed formal price regulations, in practical terms the prices of consumer goods in Argentina are virtually frozen because the government is authorizing price increases on a selective and discretionary basis. This is particularly true for the prices of products that are included in the consumer price index, such as beer and soft drinks. Should the Company not be able to increase its prices, margins and profitability could be negatively and materially affected. This is particularly so in an inflationary environment, as the cost of raw materials and labor tend to increase.

     Sales of our products are subject to a variety of excise and value added taxes that are generally passed on to consumers.

     In Argentina, these include a Value Added Tax of 21%, an excise tax of 8% (which can be reduced to 4% for some products) and a provincial turnover tax that ranged between 1.5% and 2.5%, depending on the province. Total amount paid for these taxes during 2006 was US$140.5 million.

     During 2003, the Bolivian government increased the excise tax on beer by 0.6%. In 2004 this tax was further increased by 3.2%. This is a fixed amount calculated on a per hectoliter basis and adjusted on an annual basis to account for changes in the rate of inflation. We also pay a tax on commercial transactions, equal to 0.3% of sales, although since income tax paid can be credited against this tax we do not actually have to pay any amounts for this. The value added tax is 13%. Total amount paid for these taxes during 2006 was US$69.4 million.

     In Chile the Value Added Tax is 19%, and we pay an additional tax on alcoholic beverages at a rate of 15%, calculated on the selling price of our products. The total amount paid for these taxes in 2006 was US$8.6 million.

     In Paraguay we pay a Value Added Tax at a rate of 10% and excise taxes at a rate of 8%. These rates have remained unchanged for the past few years. Total amount paid for these taxes in 2006 was US$23.0 million. The corporate tax rate on earnings was reduced from 30% to 20% for 2005, and further to 10% for 2006. Starting in 2006, dividends are taxed at a rate of 15%.

     In Uruguay, Value Added Tax is 23%, and we pay an additional tax levied on sales at a rate of 3% (“Cofis”), aimed at financing the social security system). Excise taxes are charged as a fixed rate per hectoliter. The total amount paid for these taxes during 2006 was US$16.2 million.

     Any increase in the taxes described may have an adverse effect on the consumption of our products and, to the extent we are not able to pass on such taxes to consumers, may have a material adverse effect on our financial condition and results of operations.

     Our imports and sales of beer and soft drink products and ingredients across the borders of our countries of operation are subject to customs tariffs and duties. In 2006, we paid US$5.4 million in such charges on a consolidated basis, compared to US$4.2 million in 2005 and US$3.1 million in 2004.

Environmental Regulation; Occupational Safety and Quality Control.

     Our operations are subject to national and local environmental laws and regulations in each of the southern cone countries. The level of environmental regulation and enforcement of such regulations is increasing in each of our markets. All of our business units comply with the environmental regulations of their respective jurisdiction in all material respects, so incremental investments in this area are expected to be marginal. However, we cannot guarantee that there will not be significant changes in the regulatory environment. Because we already comply with the necessary standards in each of the southern cone countries in all material respects, our investments in this area are not material. During 2006 we invested approximately US$4.3 million, or 3.0% of total capital expenditures, excluding bottles and crates. Management expects this percentage to be maintained during 2007.

     In addition to efforts to comply with environmental regulation, we improved quality control systems in our plants and distribution centers as well as occupational safety measures in Argentina. We intend to continue to focus on these areas in the future.

ORGANIZATIONAL STRUCTURE

     We are a Luxembourg holding company that operates through our subsidiaries.  Our main subsidiary is QI(B), in which we hold a 92.95% interest. QI(B) has direct and indirect holdings in our various operating subsidiaries in Argentina, Bolivia, Chile, Paraguay and Uruguay. These holdings range from 99.70% and 100% in CMQ and in our Chilean subsidiary, Cervecería Chile, respectively, to as low as 57.97% in Colosas S.A., one of our Paraguayan subsidiaries. QI(B) owns a 48.82% interest in Eco de los Andes, a company that produces mineral water in Argentina. See Note 30 to our Consolidated Financial Statements.

     We conduct our operations through various subsidiaries in which, in certain cases, minority shareholders hold significant interests.

     The following chart shows our corporate structure and our ownership interest in our principal operating subsidiaries in Argentina, Bolivia, Chile, Paraguay and Uruguay as of August 31, 2006 (See also Note 30 to our Consolidated Financial Statements):

QUINSA
92.96%
Dunvegan
7.05 %
Q.I.B.
48.00%
Eco de los Andes
100%
VIEHNER (Panamá)
100%
NOITCA (Tortola, British Virgin Islands)
100%
Oriental (Uruguay)
100%
Intercomalt Panamá
100%
Intercomalt Suiza
100%
Inv.Bemberg Chile Ltda.
100%
LINTHAL (Uruguay)
14.00%
39.50%
21.54%
85.67%
Cervecería y Maltería Quilmes
8.56%
26.10%
Salus
57,98%
F.N.C.
88.72%
Cervecería Chile
11.20%
65,60%
Cervecería Paraguaya
0.22%
57.97%
Colosas
99.71%
Fábrica Paraguaya de Vidrios
100%
INCESA
85,34%
CBN
99.99%
Serviempresas (Bolivia)
99.99%
Seven Up Concesiones
100%
Quilmes Do Brasil
100%
Relator
99,99%
0,01%
Aydecar
3%
3%
1,5%
2,5%
90,00%
QUINSU

______________
     * QI(B) holds its interest in Cervecería Chile directly and through wholly-owned U.S. and Chilean non-operating subsidiaries.
     ** The ownership interest information provided above corresponds to voting control.

PROPERTY, PLANT AND EQUIPMENT

Property

     Our properties consist primarily of brewing, malting, bottling, distribution and office facilities in Argentina, Bolivia, Chile, Paraguay and Uruguay. There are no major encumbrances on our properties and we have no major leased properties. Set forth below by country and type of facility is certain information, as of December 31, 2006, regarding our principal production facilities, all of which we own. To the best of our knowledge, there are no existing environmental issues affecting our use of these facilities.

Type of Facility	Location	Technical Capacity (hectoliters in thousands)	Average Utilized Capacity (1)

Brewery	Quilmes—Argentina	5.7	70%
Brewery	Zárate—Argentina	4.4	77%
Brewery (3)	Luján—Argentina	2.9	Not meaningful
Brewery	Mendoza—Argentina	2.3	69%
Brewery	Corrientes—Argentina	1.7	95%
Beer Bottling Facility	Tucumán—Argentina	1.2	83%
Malting Plant	Tres Arroyos—Argentina	(2) 195,000	83%
Malting Plant (4)	Llavallol—Argentina	(2) 23,000	104%
Brewery	La Paz—Bolivia	1.77	65%
Brewery	Taquiña—Bolivia	0.68	74%

Brewery	Santa Cruz—Bolivia	0.9	92%
Brewery	Huari—Bolivia	0.3	80%
Brewery	Tarija—Bolivia	0.04	91%
Brewery	Santiago—Chile	1.05	64%
Brewery	Ypané—Paraguay	2.4	84%
Brewery	Montevideo—Uruguay	0.9	60%
Brewery	Minas—Uruguay	0.4	51%
Soft Drinks	Montevideo—Uruguay	0.7	65%
Soft Drinks	Buenos Aires South—Argentina	10	66%
Juices	Buenos Aires South—Argentina	0.4	10%
Isotonics(5)	Montegrande—Argentina	0.5	40%
Soft Drinks	Córdoba—Argentina	2.1	70%
Soft Drinks	Tucumán—Argentina	2.4	64%
Soft Drinks	Zárate—Argentina	0.9	n/a—(start-up)
Soft Drinks	Mendoza—Argentina	1.5	n/a—(start-up)
Soft Drinks	Trelew—Argentina	0.6	49%
Glass Bottles	Ypané—Paraguay	100tn/day	63%
__________________
(1)
Demand for our products is subject to marked seasonal fluctuations. Consequently, the utilized capacity of our production facilities during peak months may be considerably higher than the averages shown above. In addition, average utilized capacity does not necessarily reflect capacity utilization for any particular presentation.

(2)	Measured in tons. Capacity at the Tres Arroyos malting plant was expanded to 195,000 tons during 2006.

(3)	This brewery was sold in December 2006 to comply with anti-trust rulings.

(4)
As a condition to their approval of our alliance with AmBev, the Argentine antitrust authorities required that we sell this facility or lease it to third parties for at least 10 years. During February, 2007, we leased it to an Argentine corporation for 10 years.

(5)
We own only the plant and the equipment at this facility, which we use as a filling line for the Gatorade® brands we produce. We do not own the underlying land, although we are not required to pay any amounts under our lease for use of such land.

Plant Investment/Productivity Gains

     From January 1, 2004, through December 31, 2006, we invested approximately US$243.1 million (excluding expenditures for bottles, crates and acquisitions) to modernize and expand the capacity of existing facilities. In 2007, we intend, business conditions permitting, to spend approximately US$185.5 million for capital expenditures (including bottles and crates). Capital expenditures in 2006, excluding bottles and crates, were US$142.0 million. These expenditures were related primarily to the final stages of our project to double capacity at our malt plant in Tres Arroyos, Argentina, to the installation of three additional bottling lines in Argentina (two for carbonated soft drinks and one for isotonic beverages) and a capacity expansion in Chile. Other than these expenditures, there were no significant investments to expand capacity. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures” below. In addition, as a condition to their approval of our alliance with AmBev, the Argentine regulatory authorities required us to sell AmBev’s brewery in Argentina, which we did in December, 2006.

     Increased brewing capacity in recent years has allowed us to participate in periods of beer consumption growth. Recent and future increases in capacity should allow us to meet customer demand in the ordinary course although there may continue to be shortages, particularly during the high summer season, when we are constrained by limited capacity. Since our business is seasonal, we typically advance production ahead of the high season and store surplus until it is sold. We have been able to increase productivity in recent years with more technologically advanced facilities. The strength of our cash flow from operations in past years has allowed us to finance capital expenditures with relatively low levels of long term debt. However, given the volatility of the markets we do business in, this may not continue to be the case in the future. Our investments for 2007 include a capacity expansion at our brewery in Paraguay, a grain treatment plant in Bolivia, several smaller capacity expansions in Argentina, increased warehousing capacity in Argentina and bottles and crates. Management also expects to invest approximately US$8.0 million in information technology and US$18.5 million in coolers during 2007.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INTRODUCTION

     The following Operating and Financial Review and Prospects should be read together with “Item 3. Key Information—Selected Financial Data” and our Consolidated Financial Statements and related notes appearing elsewhere in this annual report. The Consolidated Financial Statements have been prepared in conformity with International Financial Reporting Standards (“IFRS”). Our consolidated financial statements for 2005 were prepared in accordance with IFRS 1, “First-time adoption of IFRS” since they are the first financial statements the Company has published under these standards. Prior to January 1, 2005, Quinsa’s consolidated financial statements had also been prepared in U.S. dollars but following generally accepted accounting principles used in Luxembourg (“Lux GAAP”). Note 32 to the Consolidated Financial Statements provides a description of the principal differences between IFRS and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of shareholders’ equity as of December 31, 2006 ,2005 and 2004 and net income (loss) for the years ended December 31, 2006, 2005 and 2004. The differences involve methods of measuring the amounts shown in the Consolidated Financial Statements as well as additional disclosures required by U.S. GAAP. The reconciliation does not include disclosure of all information that would be required by U.S. GAAP and Regulation S-X of the SEC.

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

Principal differences between IFRS and U.S. GAAP

     We prepare our consolidated financial statements in accordance with IFRS, which differ in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC. Our Consolidated Financial Statements include solely a reconciliation of net income (loss) and shareholders’ equity to U.S. GAAP. Pursuant to Item 17 of Form 20-F, such reconciliation does not include disclosure of all information that would be required by U.S. GAAP and Regulation S-X of the SEC, with the exception of the presentation of the statement of other comprehensive income as required by SFAS No. 130, “Reporting Comprehensive Income.” See Note 32 to our Consolidated Financial Statements for details.

The principal differences between IFRS and U.S. GAAP, as they relate to us, are summarized as follows:

(a)     Restatement of previously issued consolidated financial statements

The Company has restated the US GAAP reconciliation as of and for the year ended December 31, 2005 changing the accounting followed for the acquisition of the QI (B) shares from BAC. In 2005 the Company acquired from one of its controlling shareholders, BAC, a 5.32% equity interest in the Company’s subsidiary, QI(B), for a total purchase price of US$114.5. Under IFRS, the Company treated this transaction as a transaction with a party external to the Company. As a result, the Company treated the excess of purchase price over the carrying value of the minority interest acquired as goodwill (US$84.8). For US GAAP purposes, this acquisition was previously reported as a transaction completed between entities under common control and, as such, the difference between the purchase price paid by the Company and the US GAAP carrying value of BAC’s investment in QI(B) was treated as a dividend payment and thus reduced equity under US GAAP for US$70.7. Following a further review of the transaction, the Company concluded that the acquisition of the QI (B) shares from BAC was not a transaction completed between entities under common control, and, as such, reversed the previous accounting under US GAAP and recognized the transaction following the purchase method of accounting as a transaction with a party external to the Company.

(b)    Valuation of property, plant and equipment

Under IFRS, the Company applied the provisions contained in IFRS 1 for the revaluation of certain items of property, plant and equipment. Accordingly, a technical revaluation was adopted by the Company as the deemed cost for these items.

Under US GAAP, revaluations are not allowed and historical cost has been used by the Company as its basis of accounting for these items. Accordingly, for the years ended December 31, 2004 and 2005 and for the period from January 1, 2006 through July 31, 2006, the US GAAP adjustment to net income represents the difference in depreciation charges due to differences in the basis of property, plant and equipment.

The Company pushed down an adjustment to reflect AmBev's basis on the property, plant and equipment as of July 31, 2006. Accordingly, the US GAAP adjustment discussed above does not longer exist. The new value of property, plant and equipment pushed down under US GAAP gives rise to new differences in depreciation charges which are included in the line item "Push Down Accounting".

(c)   Inventory valuation

       Under both IFRS and US GAAP, the Company values inventory at the lower of cost or net realizable value. Nevertheless, the outstanding balance of inventories at year-end contains a portion of the depreciation of property, plant and equipment for the year. As mentioned above, the value of certain items of property, plant and equipment for IFRS purposes has been determined based on a technical revaluation while historical cost has been used under US GAAP. Accordingly, the carrying amount and the annual depreciation charge under IFRS are higher than those determined under US GAAP. Therefore, for the years ended December 31, 2004 and 2005 and for the period from January 1, 2006 through July 31, 2006, this US GAAP adjustment reflects the net effect of: i) the reversal of the excess depreciation of property, plant and equipment capitalized within inventory under IFRS and ii) the corresponding effects on the determination of cost of sales.

The Company pushed down an adjustment to reflect AmBev's basis on the property, plant and equipment as of July 31, 2006. Accordingly, the US GAAP adjustment discussed above does not longer exist. The new value of property, plant and equipment pushed down under US GAAP gives rise to new differences in depreciation charges included in inventory balances which are included in the line item "Push Down Accounting"

(d)   Capitalization of interest cost

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

(e)   Changes in fair value of financial assets through profit and loss

The Company has certain investments in government bonds. Under IFRS, the Company carries these investments at fair value through profit or loss with unrealized gains and losses, if any, included in the income statement.

Under US GAAP, the Company carries these investments at fair value with unrealized gains and losses, if any, included in other comprehensive income.

(f)    Differences in basis relating to purchase accounting

The Company has applied the business combination exemption in IFRS 1 and has elected not to restate the business acquisitions, which occurred prior to January 1, 2004, the date of transition to IFRS,

to comply with IAS 22 “Business Combinations”. Accordingly, no adjustments were made to the carrying amount of goodwill and other identifiable intangible assets (i.e., licenses and trademarks) at the date of transition to IFRS. Goodwill is not amortized under IFRS, but subject to an annual impairment test. Licenses and trademarks are being amortized under the straight line method over 20 years.

Under US GAAP, the Company also applied the purchase method of accounting to all of its acquisitions. Accordingly, the purchase price was allocated to the assets acquired and the liabilities assumed based on the estimated fair values at the date of acquisition in the purchase price allocation process, such as the recognition of intangible assets (i.e. licenses and trademarks), its related tax effects and derecognition of certain restructuring liabilities. Accordingly, for the years ended December 31, 2004 and 2005 and for the period from January 1, 2006 through July 31, 2006, the US GAAP adjustment represents differences in amortization charges due to differences in basis of intangible assets.

       The Company pushed down adjustments to reflect AmBev's basis on intangible assets and goodwill. Accordingly, the US GAAP adjustment discussed above does not longer exist. The value of intangible assets pushed down gives rise to new differences in amortization charges which are included in the line item "Push Down Accounting".

(g)            Change to consolidation

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

(h)           Push down accounting

In January 2003 and August 2006, AmBev acquired Quinsa’s shares in purchase transactions mainly from BAC for a purchase price of approximately US$ 1,8 billion. As a result of those transactions, AmBev currently holds a 97.83% of the voting rights of Quinsa. AmBev accounted for its acquisitions of Quinsa as purchase business combinations. In accordance with SAB Topic 1-B, AmBev's purchase accounting adjustments, including goodwill, have been pushed down and reflected in the consolidated financial statements of Quinsa subsequent to July 31, 2006 for US GAAP purposes. The consolidated financial statements of Quinsa for the periods ended before July 31, 2006, were prepared using Quinsa's historical basis of accounting. The comparability of the operating results for the periods before and after July 31, 2006 is affected by the purchase accounting adjustments.

This US GAAP reconciling item represents the net effect of (i) the US GAAP adjustments recognized for the seven-month period ended July 31, 2006 (representing the shareholders equity in US GAAP as of July 31, 2006); (ii) the changes made to the US GAAP accounts of Quinsa as of July 31, 2006 as a result of applying push down accounting (US$ 1.145,0); and (iii) additional depreciation and amortization expenses of US$ 8,0, net of taxes, related to the push-down adjustments to property, plant and equipment and intangible assets.

(i)           Deferred income tax

For the years ended December 31, 2004 and 2005 and for the period from January 1, 2006 through July 31, 2006, the US GAAP adjustment represents the effect of deferred income taxes of the foregoing adjustments as applicable. The effect of deferred income taxes on the push down accounting is included in the reconciling item “Push Down Accounting”.

(j)           Minority Interest

For the years ended December 31, 2004 and 2005 and for the period from January 1, 2006 through July 31, 2006, the US GAAP adjustment represents the effect on minority interest of the foregoing adjustments as applicable. The effect of minority interest on the push down accounting is included in the reconciling item “Push Down Accounting”.

(k)           Net income

Under US GAAP, net income is shown net of the portion of the Company’s gain for the year attributable to minority shareholders. Accordingly, for US GAAP purposes, net income represents the gain attributable only to majority equity holders. Under IFRS, net income represents total gain obtained by the Company in a given period before offsetting the portion attributable to minority shareholders.

(l)            Cumulative translation differences exemption

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

(m)            Comprehensive income (loss)

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

Impact of Changes in our Prices and Changes in Volumes Sold on our Net Sales

     Our consolidated net sales were US$1,166.3 million in 2006, compared to US$954.3 million in 2005 and US$765.2 million in 2004. The improvement in 2006 compared to 2005 was principally the result of volume increases for both beer and soft drinks. Average prices were also higher than in 2005, particularly in Argentina and Paraguay. The improvement in 2005 compared to 2004 was principally the result of higher pricing for beer, particularly in Argentina, and higher volumes of beer and soft drinks in every market we do business in.

Impact of Inflation

     Our operations are carried out in countries that have experienced high inflation and /or government price controls in the past. Our sales and the majority of our operating costs in each of Argentina, Bolivia, Chile, Paraguay and Uruguay are denominated in the currency of the respective countries, while borrowings and purchases of machinery and equipment are often made in U.S. dollars. For periods when the rate of devaluation of the local currency against the U.S. dollar exceeds the rate of inflation, our income statement amounts tend to be lower when translated into U.S. dollars. In fact, from 2001 to 2002, when such a trend occurred in the majority of our markets, it resulted in the reduction of our sales prices measured in U.S. dollars. Even though the rate of inflation declined during 2003 and 2004, particularly in Argentina, it has subsequently increased to reach 12.3% in 2005 and 9.8% in 2006 in that country. There can be no assurance that low levels will be maintained in the future and that significant inflation will not occur again in the southern cone markets.

     The following table provides information relating to the rates of inflation, as measured by certain national consumer price indices, as well as the rates of local currency devaluation or appreciation in the southern cone markets for 2004 through 2006:

	2004	2005	2006

Argentina
Inflation	6.1%	12.3%	9.8%
Currency appreciation/(devaluation)	(1.7%)	(1.9%)	(1.3%)
Bolivia
Inflation	4.6%	4.9%	4.4%
Currency appreciation/(devaluation)	(2.9%)	(0.1%)	No change
Chile
Inflation	2.4%	3.7%	2.6%
Currency appreciation/(devaluation)	4.5%	7.5%	(3.9%)
Paraguay
Inflation	2.8%	9.9%	12.5%
Currency appreciation/(devaluation)	(3.0%)	0.2%	15.9%
Uruguay
Inflation	7.6%	4.9%	6.4%
Currency appreciation/(devaluation)	9.1%	9.6%	(2.3%)

Note:   Currency devaluation/appreciation figures are based on official U.S. dollar exchange rates published by the Central Bank of each country and are derived by dividing the exchange rate at year-end for the current period by the exchange rate at year-end for the previous period.

Impact of Currency Fluctuations

 (a)           Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the ‘functional currency’). The consolidated financial statements are presented in US dollar, which is Quinsa’s presentation currency.

(b)           Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at the year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Translation differences on non-monetary items, such as equities held at fair value through profit or loss, are reported as part of their fair value gain or loss.

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

Our net sales are realized, and a portion of our cash costs and expenses are incurred, locally and are denominated in local currency. However, on a consolidated basis, approximately 73% of raw materials used in the beer business and 34% of raw materials used in the soft drinks business for 2006 were either incurred in hard currencies or pegged to the U.S. dollar. On a consolidated basis, this exposure was equal to 45% of cash costs (i.e., cost of sales net of depreciation).

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

     Since August 18, 2003, and until June 30, 2005, the Argentine Central Bank authorized, subject to certain limitations (including limits on the amounts that could be acquired), the acquisition of foreign currency to be held abroad until used to pay down debt.

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

   Deferral of the deductions from income tax

     The net negative results caused by the initial devaluation of the peso, which affected our financial results for the year ended December 31, 2001, were deductible from taxable income over a five-year period beginning in 2002.

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

Discussion of Critical Accounting Policies

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

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

The Company tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 2.7 to our Consolidated Financial Statements. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates. See also Note 7 to our Consolidated Financial Statements.

(b)	Income taxes

The Company is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

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

Summary of Results of Operations

The following table sets forth, for each of the years ended December 31, 2004, 2005 and 2006, selected components of our results of operations as a percentage of net sales for each of those years.

	2004	2005	2006
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	(46.1)%	(42.6)%	(40.7)%
Gross profit	53.9%	57.4%	59.3%
Selling and marketing expenses	(23.6)%	(22.8)%	(22.7)%
Administrative and general expenses	(6.5)%	(5.7)%	(6.3)%
Other operating (expenses) income, net	(2.5)%	(0.2)%	0.9%
Operating income (loss)	22.1%	28.7%	31.2%
Net income (loss)	13.8%	16.9%	17.2%

     The following table sets forth, for each country of operation and for the years ended December 31, 2004, 2005 and 2006, our net sales, operating income (loss) as well as total assets at the end of each of those years, in each case after adjustments for inter-company transactions. See Note 5 to the Consolidated Financial Statements.

     Our results of operations are dependent upon a combination of (1) changes in volumes of beer and soft drinks consumption in our markets, (2) our ability to sustain our market share and (3) our ability to maintain positive gross, operating and net profit margins in relation to our sales. It is therefore important for us to increase our sales volumes, sustain our prices and control our costs in order to improve our results of operations, especially in Argentina, our principal market.

Geographic Segment Data	2004	2005	2006
Argentina
Net sales	$505.9	$632.8	$756.4
Operating income (loss)	88.5	160.5	205.3
Total assets	578.0	829.0	892.7
Bolivia
Net sales	107.6	124.6	156.9
Operating income (loss)	41.3	57.0	82.6
Total assets	283.5	237.6	256.4
Chile
Net sales	23.0	35.6	46.6
Operating income (loss)	(1.0)	(3.0)	(5.7)
Total assets	20.5	31.5	40.3
Paraguay
Net sales	92.0	109.3	144.3
Operating income (loss)	42.9	53.9	79.5
Total assets	164.6	140.7	181.3
Uruguay
Net sales	36.7	52.0	62.1
Operating income (loss)	6.0	14.4	17.3
Total assets	63.9	62.6	58.2

Fiscal 2006 Compared with Fiscal 2005

     The economic recovery in some of our markets (such as Argentina, Paraguay and Uruguay) commenced in 2003 and has continued unabated since then. During 2006 all of the markets where we do business saw economic growth, which led to growth in all of the beer and soft drink markets where we do business.

  Net Sales

     We reported consolidated net sales of US$1,166.3 million for the year ended December 31, 2006, compared to US$954.3 million in 2005. Our 2006 performance for each of our business categories is described below.

  Beer

     Total beer volume sold during 2006 was 17,956,000 hectoliters, a 9.1% increase from the volume sold in 2005, reflecting strong volume growth in all of our markets. This responded principally to market growth in all of our countries of operation, although we also experienced significant market share growth in Chile, where the introduction of the Brahma brand late in 2005 helped us gain two percentage points according to AC Nielsen, and in Paraguay.

     Beer sales represented 71.8% of our total consolidated net sales in 2006 compared to 73.8% of our total consolidated net sales in 2005. Net beer sales for 2006 were US$837.9 million, compared to US$704.7 million in 2005. This increase was principally the result of the increase in volumes, principally in Argentina and Bolivia, and to higher average pricing, principally in Argentina and in Paraguay. Higher prices in Argentina were principally the result of increases introduced close to the very end of 2005. In the case of Paraguay, price increases were introduced in September 2005 and September 2006. Further, the local currency of Paraguay experienced a very strong appreciation relative to the U.S. dollar (approximately 16%), and this contributed to the increase in prices measured in U.S. dollars.

 Thus, average pricing for our beer sales on a consolidated basis increased approximately 9.0% in dollar terms compared to 2005.

     The following is a geographical breakdown of our total beer volumes and net beer sales in 2006, in each case compared to 2005:

Country	Volumes—2005 (in hectoliters)	Volumes—2006 (in hectoliters)	Net sales—2005 (in US$ million)	Net sales—2006 (in US$ million)
Argentina	10,996,000	11,662,000	401.9	449.5
Bolivia	2,326,000	2,767,000	125.1	157.8
Chile	550,000	692,000	35.6	46.6
Paraguay	2,040,000	2,204,000	108.5	143.6
Uruguay	683,000	751,000	37.7	43.9
Inter-company sales	(129,000)	(121,000)	(4.0)	(3.5)
Total	16,465,000	17,956,000	704.7	837.9

     The 6.1% total beer volume increase in Argentina was principally the result of growth in the beer market overall, since market share, at 78.2% according to Nielsen, was 0.4 of a percentage point lower than in 2005. Net sales in this market increased by US$47.6 million, an increase of 11.8%, principally as a result of the increase in volumes and of nominal price increases introduced at the end of 2005 . Since price increases were higher than the depreciation of the Argentine peso, prices increased 5.5% in dollar terms.

     Management estimates that the overall beer market volume in Bolivia increased by approximately 18.8% in 2006. This was due to the improvement of economic indicators, including an increase of the Gross Domestic Product of approximately 4.5%, relatively low inflation (4.4% in 2006, compared to 4.9% in 2005) and the strengthening of consumer confidence in the country as the social unrest of 2005, that resulted in the resignation of the president and the election of Mr. Evo Morales as the new president, subsided. Given our dominant position in the market, our volumes increased at a similar rate, to 2,767,000 in 2006 from 2,326,000 hectoliters in 2005. Our net beer sales for 2006 increased from US$125.1 million to US$157.8 million, as a result of the higher volumes sold and, to a lesser extent, of higher prices in dollar terms. The latter was the result of selective price increases introduced on a regional basis to keep pace with inflation, as well as improvements in the value chain. Average prices, measured in U.S. dollars, increased 6.1% on a per hectoliter basis, compared to 2005.

     The overall beer market volume in Chile experienced a growth rate of approximately 9.1% during 2006, according to management estimates. Our own beer volumes increased 25.8% to 692,000 hectoliters from 550,000 hectoliters in 2005, principally as a result of the launching of the Brahma brand in September 2005, and also due to the good performance of our established brands in the market. Net sales increased 30.9% to US$46.6 million, compared to US$35.6 million in 2005, principally as a result of the increase in volumes. An average price increase of 3.8%, measured in dollars terms, also contributed to the growth in revenues. The increase in average prices was principally the result of a change in the sales mix, with cans (that are proportionally more expensive than glass bottles) increasing as a percentage of total sales.

     Paraguayan market volumes continued to grow, increasing an estimated 7.2% compared to 2005, when they had already increased an estimated 10.2% compared to the prior year. Our own volumes increased 8.0% from 2,040,000 hectoliters in 2005 to 2,204,000 hectoliters in 2006. This improvement was the result of a favorable economic climate. Net sales increased 32.3% from US$108.5 million in 2005 to US$143.6 million in 2006 because of a 22.6% increase in average prices measured in dollars and higher volumes. Pricing increased as a result of local price increases introduced in anticipation of projected inflation, a better brand mix and improvements in the value chain. Further, the local currency appreciated 16% relative to the U.S. dollar during 2006, resulting in all prices reflecting an increase when measured in U.S. dollars.

     In Uruguay, the beer market continued to  perform strongly fueled by a healthy economy, with total market volumes increasing 10.6%, according to management estimates. Our beer volume sales increased 10.0% to 751,000 hectoliters, compared to 683,000 hectoliters in 2005. Management believes our conservative price policy, reflected by the fact that the price of our flagship brand, Pilsen, had not increased since the end of 2002 until May 2006, when we increased prices to make up for the year’s expected inflation, was also a strong contributor to market growth. Net sales increased 16.4%, from US$37.7 million in 2005 to US$43.9 million in 2006. This was the result of volume increases, and also of a 6.0% increase in average pricing measured in dollar terms.

  Soft Drinks and Water

     We sell soft drinks in Argentina and Uruguay. Our water volumes declined substantially compared to the years prior to 2001, when we transferred substantially all of our water business in Argentina to Eco de los Andes S.A., a company in which we have an approximate 49% ownership interest and in which Nestlé Waters owns an approximate 51% interest. In fact, during 2006 we sold no water either in Argentina or Uruguay. Our soft drink volumes correspond to our sales under franchise and bottling agreements with PepsiCo. The following is a geographical breakdown of our soft drink and water volumes and sales, in both cases compared to 2005:

Country	Volumes—2005 (in hectoliters)	Volumes—2006 (in hectoliters)	Net sales—2005 (in US$ million)	Net sales—2006 (in US$ million)
Argentina	8,155,000	10,245,000	227.4	293.8
of which water is	30,000	0	0.3	0.0
Uruguay	456,000	461,000	14.3	18.2
of which water is	0	0	0.0	0.0
Inter-company sales	(80,000)	(8,000)	(0.3)	(0.2)
Total	8,531,000	10,698,000	241.4	311.8
of which water is	30,000	0	0.3	0.0

     Volumes for soft drinks in Argentina increased 25.6% compared to 2005. This remarkable performance was the result of both market expansion and market share growth, since the Company gained a full percentage point in market share. Also, during the last quarter of 2005, the Company incorporated the Pepsi license to sell soft drinks in the last remaining region it did not already operate, in the northwestern part of the country. This region represented an estimated 11% of Pepsi’s total sales of beverages in the country. Quinsa achieved a total market share of 19.9% for the full country during 2006. More importantly, it achieved a 29.8% share of the A-brand segment for the full year 2006, while Pepsico beverages had obtained a 28.3% share of this segment in 2005 for the full country, including the region not operated by Quinsa at the time. Market share growth was achieved as a result of several factors, including a strong performance of the Pepsi brand, expanded distribution of the 1.25-liter returnable glass bottle and an improved performance of the Company’s distributors in the soft drinks category. Average prices increased 2.6% in dollar terms, due principally to price increases introduced throughout the year. The combination of higher prices and higher volumes resulted in revenue growth of 29.2%.

     In Uruguay, our soft drink and water volumes increased 1.1%, although this performance was seriously affected by disruptive measures taken by trade unions. In fact, delivery of our products was seriously hindered for the better part of three months during the third and fourth quarters. The negative effects of this were felt both in terms of lost sales and also in terms of market share. Despite this effect, market share for the year was 15.8%, compared to 15.0% for 2005. Also important to mention is the fact that volumes for 2005 include the production of 80,000 hectoliters of the H2Oh! brand that was exported to Argentina, prior to CMQ establishing its own production facility for the brand. Net of that effect, core volume growth was 22.6%. This impressive underlying performance was the result of a strong economy and also to our expanded roll-out of the 1.25 liter, returnable glass bottle. Average prices, measured in dollar terms, increased 4.7%. The combination of higher volumes, accounting for US$3.1 million, and a higher average selling price, accounting for US$0.8 million, resulted in a 27.3% increase in revenues from US$14.3 million in 2005 to US$18.2 million in 2006.

  Other Sales

     Other sales included sales of excess barley and malt inventories to third parties from Argentina, as well as sales of glass bottles from our bottle factory in Paraguay. These sales totaled US$16.5 million in 2006 and US$8.1 million in 2005. The increase was principally a result of larger sales of barley and malt from Argentina to third parties.

  Cost of Sales

     Cost of sales was US$474.7 million in 2006, compared to US$406.2 million in 2005. This increase was principally a result of a 14.6% increase in total beverages sold.  Further, certain industrial costs increased significantly compared to 2005. Thus, for example, fixed industrial labor costs increased approximately US$4.3 million due to mandatory salary increases in Argentina, the cost of energy increased US$3.8 million, particularly due to increases in Paraguay and Argentina, the cost of sugar increased US$2.1 million and affected our soft drinks businesses in Argentina and Uruguay, and the cost of cans increased US$2.0 million. Cost savings due to industrial efficiencies and a decrease in the cost of malt (i.e. net of the positive contribution from sales of malt to third parties) diminished the impact of the cost increases described, to the extent that the cost of sales for beverages on a per hectoliter basis increased only 1.9%.

  Gross Profit

     Gross profit was US$691.6 million in 2006, compared to US$548.1 million in 2005. This was principally the result of a substantial increase in revenues.

  Other Operating Income

      Other operating income was US$15.3 million during 2006 and US$5.7 million during 2005, principally as a result of the net sale of fixed assets, which included the sale of the former Brahma brewery and other related assets in Argentina, and the reversal of certain contingency reserves.

  Selling and Marketing Costs

      Our selling and marketing costs increased 22.0% to US$265.0  million in 2006, from US$217.2 million in 2005, reflecting an increase in volumes and higher freight (an increase of 33.3%) and labor costs (an increase of 15.8%), particularly in Argentina, and to restructuring costs related to our commercial network. Advertising expense increased 25.5%, principally as a result increases in Argentina and in Chile, where the launching of Brahma in September 2005 has required higher levels of investment throughout the year. It also increased in the rest of the countries, but mostly in line with each of their increase in sales. In fact, consolidated advertising and promotion expenses only increased marginally as a percentage of sales, from 7.0% in 2005 to 7.2% in 2006, despite the fact that 2006 was a World Soccer Championship year and that typically demands higher levels of advertising investments.

  Administrative and General Expenses

     Administrative expenses increased 34.5% to US$73.7 million from US$54.8 million in 2005, although more than 70% of this increase was caused by non-recurring expenses, in part related to the restructuring of our management team. The balance of the increase was mostly the result of increases in personnel-related costs in Argentina.

  Other Operating Expenses

  Other operating expenses declined to US$4.6 million in 2006, from US$7.7 million the previous year, principally because during 2005 the Company posted non-recurring expenses amounting to approximately US$2.0 million.

  Operating Profit

     Our operating profit for 2006 was US$363.6 million, compared to US$274.1 million in 2005. This difference was principally due to the increase in sales described above, and to the fact that costs and expenses increased at a lower rate than sales did.

  Finance Costs — net

    Net finance costs increased to US$49.9 million from US$40.7 million, principally due to finance charges related to contingencies. These offset the favourable effect of higher yields on the Company’s short-term investments as market rates increased, higher cash balances, and a virtually stable average rate for the Company’s borrowings.

  Income Tax Expense

     Under present Luxembourg law, as long as we maintain our status as a holding company no income tax is payable in Luxembourg by us. Income taxes relate to our operating subsidiaries and include current income tax expenses as well as deferred income taxes. Income tax expense increased to US$113.2 million in 2006, compared to US$71.9 million a year earlier due to an increase in both net profit before tax and the effective tax rate, which was 36.1% for 2006 and 30.8% for 2005. The higher effective tax rate was the result of certain new, non-deductible provisions related to legal, tax, labor and commercial litigation at our subsidiaries, that account for virtually all of the increase.

Profit for the Year

     Based upon the foregoing results, net profit for 2006 was US$200.5 million, compared to US$161.6 million in 2005.

Profit attributable to Minority Interest

     This represents the interest of minorities in the profitability of our subsidiaries. It increased from US$30.2 million in 2005 to US$34.7 million in 2006, as a result of the increase in the Company’s profit for the year.

Fiscal 2005 Compared with Fiscal 2004

     The economic recovery in some of our markets (such as Argentina, Paraguay and Uruguay) that had commenced in 2003, continued unabated since then. During 2005 all of the markets where we do business saw economic growth, while inflation remained under control and the exchange rate relatively stable. This led to growth in all of the beer and soft drink markets where we do business during 2005.

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

     The following is a geographical breakdown of our total beer volumes and net beer sales in 2005, in each case compared to 2004:

Country	Volumes—2004 (in hectoliters)	Volumes—2005 (in hectoliters)	Net sales—2004 (in US$ million)	Net sales—2005 (in US$ million)
Argentina	10,480,000	10,996,000	335.7	401.9
Bolivia	2,143,000	2,326,000	107.9	125.1
Chile	380,000	550,000	23.0	35.6
Paraguay	1,836,000	2,040,000	90.6	108.5
Uruguay	593,000	683,000	27.3	37.7
Inter-company sales	(56,000)	(129,000)	(1.8)	(4.0)
Total	15,376,000	16,465,000	582.7	704.7

     The 4.9% total beer volume increase in Argentina was principally the result of growth in the beer market overall. Net sales in this market increased by US$66.2 million, an increase of 19.7%, principally as a result of nominal price increases and of the increase in volumes. Prices increased 14.1% in dollar terms, as a result of an appreciation of the peso in real terms.

     Management estimates that the overall beer market volume in Bolivia increased by approximately 7.6% in 2005. This was due to the improvement of economic indicators, including an increase of the Gross Domestic Product of approximately 3.3%, relatively low inflation and the strengthening of consumer confidence in the country as the social unrest of 2005, which resulted in the resignation of the president and the election of Mr. Evo Morales as the new president, subsided. Given our dominant position in the market, our volumes increased at a similar rate, to 2,326,000 in 2005 from 2,143,000 hectoliters in 2004. Our net beer sales for 2005 increased from US$108.0 million to US$125.1 million, as a result of the higher volumes sold and of higher prices in dollar terms. This was the result of the 8.5% increase in volume sales and selective price increases introduced on a regional basis to keep pace with inflation, as well as improvements in the value chain. Average prices, measured in U.S. dollars, increased 6.9% on a per hectoliter basis, compared to 2004.

     The overall beer market volume in Chile experienced the largest growth rate in recent history. Market volumes increased an estimated 12.7% during 2005. Our own beer volumes increased 44.7% to 550,000 hectoliters from 380,000 hectoliters in 2004, principally as a result of the launching of the Brahma brand in September 2005, and also due to the good performance of our established brands in the market. Net sales increased 54.8% to US$35.6 million, compared to US$23.0 million in 2004, principally as a result of the increase in volumes. An average price increase of 7.0%, measured in dollars terms, also contributed to the growth in revenues. The increase in average prices was principally the result of a strong appreciation of the local currency relative to the dollar.

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

  Soft Drinks and Water

     We sell soft drinks and water in Argentina and Uruguay. Our water volumes declined substantially compared to the years prior to 2001, when we transferred substantially all of our water business in Argentina to Eco de los Andes S.A., a company in which we have an approximate 49% ownership interest and in which Nestlé Waters owns an approximate 51% interest. Our soft drink volumes correspond to our sales under franchise and bottling agreements with PepsiCo. The following is a geographical breakdown of our soft drink and water volumes and sales for 2005, in both cases compared to 2004:

Country	Volumes—2004 (in hectoliters)	Volumes—2005 (in hectoliters)	Net sales—2004 (in US$ million)	Net sales—2005 (in US$ million)
Argentina	6,490,000	8,155,000	167.9	227.4
of which water is	42,000	30,000	0.4	0.3
Uruguay	281,000	456,000	9.4	14.3
of which water is	7,000	0	0.1	0.0
Inter-company sales	(2,000)	(80,000)	(0.1)	(0.3)
Total	6,769,000	8,531,000	177.2	241.4
of which water is	49,000	30,000	0.5	0.3

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

     In Uruguay, our soft drink and water volumes increased 62% due to the solid performance of the Uruguayan economy and also to our expanded roll-out of the 1.25 liter, returnable glass bottle, which helped us gain approximately 2.5 percentage points of market share. Volumes for 2005 include inter-company exports to our business in Argentina. These were exports of the H2Oh! brand prior to the commencement of production in Argentina. Domestic volumes (i.e., net of these exports) actually increased 33.8% to 376,000 hectoliters. Average prices, measured in dollar terms, increased 11.7% as the result of a strong appreciation of the local currency relative to the dollar. The combination of higher volumes, accounting for US$3.6 million, and a higher average selling price, accounting for US$1.5 million, resulted in a 52.1% increase in revenues from US$9.4 million in 2004 to US$14.3 million in 2005.

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

  Finance Costs — net

    Finance costs increased to US$40.7 million in 2005, from US$30.5 million in 2004. This US$10.2 million increase was the result of an US$11.5 million increase in interest expense, net of a US$1.5 million increase in interest income. Interest expense was higher due to an increase of approximately 14% in the average amount of borrowings and to a US$1.5 million increase in taxes on bank account transactions in Argentina. Average borrowings were higher in part due to the acquisition of a 5.32% stake in the capital of our subsidiary, QIB, and to the purchase of own shares in the open market (See “Liquidity and Capital Resources—Financial Activities” and “Investing Activities” below). Interest income was higher due to a 24% increase in average cash balances held and to an appreciation of Argentine government-issued bonds held as an investment.

  Income Tax Expense

     Under present Luxembourg law, as long as we maintain our status as a holding company no income tax is payable in Luxembourg by us. Income taxes relate to our operating subsidiaries and include current income tax expenses as well as deferred income taxes. Income tax charge increased to US$71.9 million in 2005, compared to US$33.2 million in 2004, principally due to the increase in net profit before taxes. The increase in income tax expense was also the result of a higher weighted average applicable tax rate (33% in 2005 and 33% in 2004), as the profitability in our subsidiaries in different countries changed as a percentage of our consolidated profit before income tax. See Note 24 to the Consolidated Financial Statements.

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

     In June 2005 the Argentine government imposed new restrictions related to the raising of new loans from abroad. Decree 616/2005 requires that, in the case of financing agreements of Argentine residents where creditors are non-Argentine residents, 30% of the amount involved must be deposited in a local financial entity, in U.S. dollars, (except for agreements where the net proceeds are applied to certain purposes as specified by the Central Bank) and for a 365 day term. This special purpose deposit may not be transferred to third parties or used as collateral. Funds so deposited will not accrue interest. Finally, repayment under such financing agreements must not be made within a 365 day term have passed, not even with funds held abroad by Argentine residents. Decree 616/2005 only applies to financing agreements disbursed on or after May 26, 2005, but the referred 365-day period also applies to the refinancing of loans disbursed prior to that date.

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

     Cash flows from operating activities decreased US$30.0, compared to 2005, despite an increase of US$38.9 million in our profit for the year 2006, compared to the previous year. This was a consequence of the increase in working capital (net of non-cash adjustments) caused by the Company’s sales growth, and also of a US$45.3 million increase in income tax paid. Income tax payments increased as a result of higher payments in Argentina, where we had been using tax loss carry forwards to reduce tax payments until 2005, when they were fully utilized. Also contributing to the increase in tax payments were the higher profits posted by our income-tax paying subsidiaries.

     Cash flows used in investing activities were US$80.6 million in 2006, compared to US$193.0 million in 2005. The two main causes for this decline in cash flow uses were: (i) during 2005 the Company invested US$114.5 million in the acquisition of a further 5.32% equity stake in its principal subsidiary, QIB; and (ii) during 2006 the Company received net proceeds from the sale of intangible assets and property, plant and equipment for a total of US$51.7 million (US$16.6 million in 2005). The increase was principally related to the sale of three brands and a brewery in Argentina. Thus, net cash generation before financing activities increased from US$136.7 million in 2005 to US$219.1 million in 2006.

     The Company increased the dividends paid to shareholders during 2006 to US$38.2 million, from US$17.7 million in 2005. This was a result of the increase in net profit attributable to the equity holders of the Company. Furthermore, during 2006 Quinsa repaid borrowings for US$56.8 million on a net basis, whereas during 2005 it had borrowed an additional US$23.6 million on a net basis.

     As a result of these activities, as of December 31, 2006, we had cash and cash equivalents totaling US$249.8 million, an increase of US$97.1 million from US$152.7 million of cash and cash equivalents held as of December 31, 2005.

     We include more details on these activities below.

Operating Activities

     Our operating activities resulted in net cash inflows of US$299.7 million , US$329.7 million and US$231.6 million for 2006, 2005 and 2004, respectively.

     The figure for 2006 represents a 9.1% decline compared to 2005, despite a US$38.9 million increase in profit for the year, which was US$200.5 million and US$161.6 million in 2006 and 2005, respectively. Profit for the year increased as a result of a 9.1% increase in beer volumes sold and a 25.4% increase in soft drinks and water volumes sold, compared to 2005. Also, average consolidated beer prices increased 9.0%, principally due to price increases in Paraguay and Argentina and, to a lesser extent, in the rest of our markets, as the Company endeavored to maintain prices in real terms (i.e., in line with inflation). Also, the local currency of Paraguay appreciated 16% relative to the U.S. dollar, contributing to the increase in prices. For soft drinks, the average consolidated selling price increased, in dollar terms, 2.7%. In terms of costs, approximately 22% of industrial costs are fixed and thus the increase in volumes sold and average pricing led to an improvement in cash margins, compared to 2005. Despite these developments, cash flows provided by operating activities declined by US$30.0 million, compared to 2005, principally as a result of higher income taxes paid during 2006 (US$63.3 million in 2006 compared to US$18.0 million in 2005), and an increase in working capital. Both these effects were partially compensated by the net result of non-cash income and expense.

     Working capital (net of the one-time effect of receivables from the sale of a brewery and three brands in Argentina in December 2006) increased US$39.8 million due principally to a significant increase in sales (both in terms of volume and price) during December 2006, compared to December 2005. In our opinion, the Company’s working capital is sufficient for present requirements.

     Cash from operating activities in 2005 had increased 42% compared to 2004. This was principally the result of a US$94.9 million increase in profit before income tax, which was US$233.5 million and US$138.6 million in 2005 and 2004, respectively. Profit before tax increased as a result of a 7.1% increase in beer volumes sold and a 26% increase in soft drink and water volumes sold, compared to 2004. Also, average consolidated beer prices increased 12.9%, principally due to price increases in Argentina. For soft drinks, the average selling price increased 7.9%. In terms of costs, approximately 26% of industrial costs and 76% of selling, administrative and other expenses were fixed. Thus, the increase in volumes led to an improvement in cash margins, compared to 2004.

     Working capital was kept under strict control during 2005. Thus, despite a 25% increase in revenues, trade receivables only increased 16%. On the other hand, trade and other payables increased 26%.

Investing Activities

     Our investing activities resulted in net cash outflows of US$80.6 million , US$193.0 million and US$125.1 million for 2006, 2005 and 2004, respectively.

     Our investing activities in 2006 principally consisted of the purchase of tangible fixed assets amounting to US$142.0 (see “—Capital Expenditures” below), and the receipt of proceeds from the disposal of intangible assets and property, plant and equipment for a total of US$51.7 million. These proceeds stemmed from the sale of a brewery and three brands in Argentina. During 2005 our investing activities had consisted principally in the acquisition of a 5.32% additional stake in QIB for US$114.5 million (including a US$4.4 price adjustment) and the payment of share capital reductions in our subsidiaries to minority shareholders for US$16.1 million. During 2005 we also received proceeds from investments in financial assets we had acquired in 2004 for US$55.8 million. These proceeds were used to pay down bank debt that had been sourced to finance these investments. During 2005 we also received proceeds from the sale of property, plant and equipment for US$16.6 million. During 2004, we had allocated US$125.1 million to our investing activities, which had included the acquisition of tangible fixed assets for US$72.2 million, the acquisition of further interests in our Bolivian and Paraguayan subsidiaries from minorities for a total of US$31.5 million, and the purchase of an investment in financial assets for US$51.1 million. We had also received US$29.7 million from the disposal of property plant and equipment in 2004.

Financing Activities

     Our financial activities resulted in net cash outflows of US$118.4 million for 2006, in net cash outflows of US$102.2 million for 2005, and in net cash outflows of US$126.7 million for 2004.

     Our financing activities in 2006 primarily consisted of the payment of dividends in the amount of US$38.2 million, the payment of dividends to minority shareholders in our subsidiaries in the amount of US$23.4 million and in the repayment of debt for US$109.7 million, of which US$52.9 million came from new borrowings. Our financing activities in 2005 primarily consisted of the acquisition of treasury stock totaling US$65.6 million, the payment of dividends in the amount of US$17.7 million, the payment of dividends to minority shareholders in our subsidiaries in the amount of US$42.5 million, and the raising of US$295.0 million in debt, of which US$271.4 million was used to refinance previous borrowings. Our financing activities in 2004 primarily consisted of the acquisition of treasury stock totaling US$128.7 million, the payment of dividends in the amount of US$11.0 million, the payment of dividends to minority shareholders in our subsidiaries in the amount of US$8.4 million, and the raising of US$198.4 million in debt, of which US$177.0 million was used to refinance previous borrowings. See Notes 14 and 17 to the Consolidated Financial Statements.

Capital Expenditures

     In 2006, excluding bottles and crates, our capital expenditures amounted to US$142.0 million.  These expenditures were related primarily to the final stages of our project to double capacity at our malt plant in Tres Arroyos, Argentina, to the installation of three additional bottling lines in Argentina (two for carbonated soft drinks and one for isotonic beverages) and a capacity expansion in Chile.

     In 2005, excluding bottles and crates, our capital expenditures amounted to US$92.4 million. These expenditures were related primarily to the expansion of capacity at our malt plant in Tres Arroyos, Argentina, to the installation of preform blowers and single-serve bottling lines for soft drinks in Argentina and to the building of a new glass-bottle production plant in Paraguay.

     In 2004, excluding bottles and crates, our capital expenditures amounted to US$45.6 million. They were primarily related to the purchase of coolers to place at points of sale, the acquisition of a new oven to produce glass bottles at FPV and related investments, various building works related to the centralization of our administration and a number of industrial projects aimed at improving our efficiency, such as investments in the refrigeration system in Argentina.

     The following two tables summarize our capital expenditures for each of 2004, 2005 and 2006:

Capital expenditures excluding bottles and crates	2004	2005	2006
Brewing business	36.3	47.2	58.5
Soft drinks and other beverages	6.3	24.1	31.6
Malting facilities	2.2	13.1	13.0
Other	0.8	8.0	2.0
TOTAL	45.6	92.4	105.1

Bottles and crates	2004	2005	2006
Brewing business	22.8	26.4	30.6
Soft drinks and other beverages	3.8	8.0	6.3
TOTAL	26.6	34.4	36.9

     Currently, management expects capital expenditures for 2007 to be approximately US$ 185.5 million, which includes expenditures for bottles and crates in an amount of US$37.3 million. Capital expenditures during 2007 are also expected to include US$ 8.0 million in system technology and US$ 18.5 million in coolers. Also included in this amount are capacity expansions in Paraguay and in Bolivia. Management expects these capital expenditures to be financed with internal generated cash from operations.

External Funding

     Our short-term debt at December 31, 2006 amounted to US$145.5 million, compared to US$96.8 million at December 31, 2005. As of year-end 2006, short-term debt included US$67.6 million denominated in the local currencies of the countries where we do business and US$77.9 million denominated in dollars.

     Our long-term loans are principally denominated in U.S. dollars (US$178.3 million at December 31, 2006) and represent borrowings from banks, including US$150 million raised in March 2005 by means of a new bank loan, which was immediately securitized. See “—Other Liquidity Matters—CMQ Liquidity Matters” below. Our long-term debt denominated in Argentine pesos amounted to US$14.3 million at December 31, 2006. Total long-term debt at December 31, 2006 was US$190.6 million.

     As of December 31, 2006, US$294.2 million of our total debt carried a fixed interest rate coupon, while US$43.9 million carried a floating rate (the London Interbank Offer Rate, or “LIBOR”, plus a spread).

     Maturities are spread out over 7 years, with US$145.5 million maturing in 2007, US$64.4 million in 2008, US$35.7 million in 2009, US$31.2 million in 2010, US$29.8 million in 2011 and US$29.6 million in  2012.

Dividends

     Our Board of Directors recommended that we pay a total gross dividend of US$49.7 million. These were approved by the Annual Shareholder’s Meeting and paid on August 16, 2007. Since dividends are payable in euros, the actual amount will depend on the euro/U.S. dollar exchange rate at the time of payment. Dividend payments are also subject to Luxembourg tax, levied on the total amount paid in euros. Given the exchange U.S. dollar/euro exchange rate available on June 13, 2007, the gross dividend recommended by the Board of Directors translates into a net amount of dividends available for payment of US$49.6 million. This in turn represents a dividend of US$0.91636 per ADS.  Our shareholders approved this proposal at their June 29, 2007 annual Ordinary Shareholders’ Meeting. In 2006 we paid dividends of US$39.4 million, in 2005 we paid dividends of US$17.7 million, and in 2004 we paid dividends of US$11.0 million. We did not pay dividends in 2003 or 2002. Dividends paid in any year are related to results of the previous year. Our ability to pay dividends is subject to certain statutory minimum capital requirements imposed by Luxembourg law. As a result, there can be no assurance that we will pay dividends in the future.

     Dividends to minority shareholders in consolidated subsidiaries, excluding Heineken, were US$23.4 million, US$42.5 million and US$8.4 million in 2006, 2005 and 2004, respectively. Dividends to minority shareholders during 2005 included US$31.0 million to minority shareholders of QI(B).

     Because we are a holding company, our ability to pay dividends depends primarily upon our receipt of sufficient funds from our principal subsidiary, QI(B), which depends in turn on QI(B)’s receipt of sufficient funds from its direct and indirect subsidiaries in the southern cone markets. Beginning on

December 3, 2001, the Argentine government imposed a number of monetary and currency exchange control measures that included restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad, with certain exceptions for transfers related to foreign trade and other authorized transactions. These restrictions are being progressively reduced since January 2003. Nonetheless, the reintroduction of any such restrictions may inhibit our ability to receive funds from our Argentine subsidiaries.

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

     No repurchases of shares were carried out during 2006. As of August 31, 2007, approximately US$18 million remained available for stock repurchases under this latest program.

     On August 18, 2004, we announced the launch of a self tender for our Class B shares (including those held as ADSs). The self tender ended in September 16, 2004. As a result, we acquired 9,584,428 Class B Shares at a price of US$9.50 per share, for a total of approximately US$93 million (including fees and expenses).

Other Liquidity Matters

     In response to the economic situation in Argentina and the highly inflationary environment that existed in the past few years, we have been working to control our working capital and improve our cash generation. At December 31, 2006, the average life of our accounts receivable decreased to 14 days from 21 days when the economic crisis in Argentina peaked in 2002. These figures vary among the different countries in which we operate based on the particularities of each market. We have not experienced significant credit problems with our customers in the periods under review.

     We hedge our raw material costs on a limited basis, although our policy may change in the future. During 2006 we hedged 35% of our annual needs for corn grits in Argentina through the local Futures

Market. The face value of the contracts we purchased was US$2.3 million, representing 25,700 tons of corn. We also hedged a portion of our barley needs during 2006. We pay producers a price that is established as a percentage of the market price for wheat (usually at or about 90%) because there is a much more liquid market for wheat and the price is more transparent. This allows us to hedge our purchases through the Futures Market in Argentina. During 2006 and 2005, we hedged the equivalent of approximately 30,600 and 65,000 tons of barley for a face value of US$3.2 million and US$7.2 million, respectively. This represented approximately 9.4% and 26% of our total purchases of barley during 2006 and 2005, respectively. During 2006 we did not hedge the cost of any of our other raw materials, but have on occasions fixed the price with suppliers or bought several months’ needs in advance to secure pricing. Starting in 2007 we adopted a policy of hedging commodity price risk to the largest extent possible. Thus we have been involved in the hedging of aluminum prices to protect ourselves from potential increases in the price of cans, for our expected volumes of sales in this container. We have also adopted a policy of hedging the dollar amounts involved in the projected purchases of raw materials and capital expenditures that are pegged to hard currencies such as the U.S. dollar.

Our foreign exchange exposure, which other than in raw materials is principally represented by our dollar-denominated debt, is not easy to hedge because of the Argentine Central Bank’s restrictions. These restrictions include limitations on the amounts of foreign currency that can be acquired for investment purposes and the prepayment of foreign currency denominated debt (see the introductory paragraphs to “—Liquidity and Capital Resources” above for more details). We were not involved in any hedging activities related to our foreign exchange exposure during 2005. During 2006, however, we did buy dollars in the short-term forward markets for a total US$70 million. Starting in 2007 we adopted a policy aimed at fully hedging our foreign currency debt exposure. Since some of the markets we operate in do not have developed or liquid commodity and capital markets in order to fully hedge our exposures, our results of operations and liquidity may adversely be affected by fluctuations in commodity prices and exchange rate movements.

     Since our business is very seasonal (see “Item 4. Information on the Company—Seasonality”), our cash flow follows the same trend. We tend to generate cash flow in excess of our operating needs during the first and fourth quarters of the year (the summer season in the Southern Hemisphere), while our cash flow generation tends to be lower during the second and third quarters. All cash generated in excess of anticipated operating needs is used to acquire U.S. dollars and U.S. dollar-denominated short-term investments, which are transferred to our accounts with international banks in New York. These dollar balances are invested in overnight accounts in order to preserve liquidity. This policy is used to preserve the value of our investments in a highly volatile economic environment.

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

RESEARCH AND DEVELOPMENT

     Research and development costs are expensed in the year in which these costs are incurred. Historically, these expenses have not been significant, amounting to US$0.4 million, US$0.2 million and US$0.2 million for 2004, 2005 and 2006, respectively. During the last three years, we did not pay any royalties under our trademark or franchise license agreements.

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

     Starting in 2003 the economies of the countries in which we do business substantially recovered from many of the effects of the 2002 economic crisis. This is particularly true of Argentina, our largest market, where GDP grew 9.0% in 2004, 9.2% in 2005 and 8.5% in 2006, after having declined nearly 11% in 2002, according to INDEC. Paraguay and Uruguay, which had been most adversely affected by the situation in neighboring Argentina, saw their economies improve 4.0% and 6.9% respectively, during 2006. Bolivia’s gross domestic product increased an estimated 3.3% and 4.5% for 2005 and 2006, respectively, while Chile’s economy grew an estimated 6.3% during 2005 and 4.0% in 2006. However, in light of the past economic troubles in Argentina and in the other countries in which we operate, you should recognize that our business, earnings, asset values and prospects have been and may again be materially and adversely affected by developments with respect to inflation, interest rates, currency fluctuations, government policies, exchange control regulations, taxation, social instability and other political, economic or diplomatic developments in or affecting our countries of operation. We have no control over such conditions and developments and can provide no assurance that such conditions and developments will not further adversely affect our results of operation and financial condition.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The table sets forth our cash payment obligations as of December 31, 2006 (in thousands of dollars):

Payments due by period

Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Debt obligations	333.2	143.3	98.1	61.8	30.0
Estimated future interest payments on debt	49.2	18.1	20.9	9.1	1.1
Capital (Finance) obligations	4.9	2.2	2.7	0.0	0.0
Purchase obligations (*)	12.2	12.2	•	•	•
Net debt stemming from forward purchases of foreign currency	0.1	0.1	0.0	0.0	0.0
Total	399.6	175.9	121.7	70.9	31.1
(*) These are estimated dollar values (based on past purchase prices) on approximate volumes (based on past experience) of barley

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

GENERAL

     On March 17, 2006, the board of the Luxembourg Stock Exchange approved The Ten Principles of Corporate Governance of the Luxembourg Stock Exchange (the “Ten Principles”).  The objective of the Ten Principles, which went into effect on January 1, 2007, was to outline recommendations and guidelines relating to corporate governance matters for Luxembourg listed companies.  The Ten Principles require that each company that is listed on the Luxembourg Stock Exchange adopt a corporate governance charter complying with the Ten Principles or disclose publicly why it has elected not to so comply.

     On June 1, 2007, our Board adopted a new Corporate Governance Charter (the “CGC”).  The CGC consolidates the corporate governance rules and procedures applied by Quinsa in the conduct of its affairs with the goal of providing a comprehensive and transparent disclosure of the Company’s governance.  The CGC is posted on our website at www.quinsa.com and will be updated as and when required.

     The following descriptions of our directors, management, board practices and governance are summaries of provisions of, or refer to, the CGC and do not purport to be complete.  Investors should obtain and review a copy of the entire CGC.

DIRECTORS

Board Composition; Term of Office

     Our administration is conducted by our Board of Directors which, in accordance with our articles of incorporation (the “Articles of Incorporation” or “Articles”), consists of a minimum of three and a maximum of fifteen members elected at ordinary general meetings of holders of Class A and Class B shares.

     A Director’s term of office may not exceed six years, although Directors may be dismissed and reappointed at any time.  In case of a vacancy in any Director position, the remaining Directors may temporarily fill such vacancy by a majority vote. The holders of Class A and Class B are then be asked to ratify such election at their next general meeting.

     The Articles do not provide for classes of directors nor mandatory retirement on the basis of age.  Our directors are not required to own shares in order to serve on our Board.

     The CGC requires that the Board will nominate for election a sufficient number of persons who are non-executive directors and who are, in the opinion of the board, independent of any material relationship with the Company that could materially interfere with their exercise of independent judgment or their ability to represent the interests of the Company and all of its shareholders (“Independent Directors”) so that there will always be at least three directors who are Independent Directors and/or who have been nominated for election as directors.  The CGC defines certain categories of persons who would not be viewed as Independent Directors including any present executive, director or employee of Quinsa or AmBev, persons who have had these relationships with Quinsa or AmBev during the recent past, any person who holds more than 10% of our voting stock and certain affiliates thereof and certain persons associated with our independent auditors.  The CGC further requires that the Board and any nominating committee consider all facts and circumstances that they deem relevant when assessing independence.

     Upon termination of the Shareholders Agreement on August 8, 2006, and pursuant to the 2006 Letter Agreement, AmBev now has the voting power to determine all matters requiring Quinsa shareholder approval, including the power to select and elect all of Quinsa’s directors.

Board Committees

     We have an audit committee comprised of three directors, Mr. Alvaro de Souza, Mr. Gustavo Alfredo Horacio Ferrari and Mr. Floreal Horacio Crespo.  Mr. Floreal Horacio Crespo is the chairman of the audit committee and our Board has determined that Mr. Crespo is an audit committee financial expert within the meaning of SEC Rule 3.03A.06 and the listing standards of the New York Stock Exchange.  Our Board has also determined that each member of the audit committee is “independent” within the meaning of these standards and for purposes of the CGC.  See “Item 10. Additional Information – Differences in Corporate Governance”.

     The audit committee has responsibility in assisting the board in its oversight of the reliability and integrity of the financial statements of the Company, the qualifications, independence and performance of the Company’s independent auditors, the performance of the Company’s internal audit function and the compliance by the Company with legal and regulatory requirement.  During 2006, the audit committee met six times.

     The CGC calls for the establishment of a nominating committee.  The committee is to be comprised of at least three Board members and at least one member of the committee must be an Independent Director.  The mission of the committee is to assist the Board on decisions relating to the appointment of Board members, members of committees of the Board and to oversee the evaluation of Board members.  The members of the Nomination committee are Mr. Victorio de Marchi, Mr. Floreal Horacio Crespo and Mr. João Giffoni Castro Neves.

     As of May 28, 2003, we established a compensation committee comprised initially of four directors, two representing AmBev and two representing BAC.  Due to AmBev’s acquisition of voting control of the Company, by August 8, 2006 all of the members of the committee other than Mr. Alberto Sicupira had resigned and the committee effectively had ceased to function.  The CGC calls for the establishment of a new compensation committee to assist the Board on decisions relating to compensations policies generally, and compensation for executive management and directors. The members of the Compensation Committee are Mr. Floreal Horacio Crespo, Mr. Alvaro Cardoso de Sousa and Mr. Victorio de Marchi.

Current Directors

     On August 29, 2006 the Board of Directors approved the appointment of Jean – Benoit Lachaise as Secretary General, and on June 27, 2007, the Board of Directors approved the appointment of Hector Cristian Sainz Ballesteros as Secretary to the Board.  In addition, on September 15, 2006, Quinsa announced that João M. Giffoni Castro Neves would succeed Mr. Agustín García Mansilla as Chief Executive Officer (“CEO”) of Quinsa.  Mr. García Mansilla decided to step down from his position effective December 31, 2006.  João M. Giffoni Castro Neves was, at the time, the Chief Financial Officer

(CFO) of AmBev and a board member of Quinsa. With effect on the annual general meeting of shareholders on June 29, 2007, Mr. Jacques-Louis de Montalembert, Mr. Carlos Alberto da Veiga Sicupira and Mr. Gustavo Alfredo Horacio Ferrari resigned as Directors. As a result of the resignations and the elections effected at this meeting, our Board of Directors now consists of:

Name	Date of Birth
Milton Seligman	08-19-51
Victorio Carlos De Marchi	11-13-38
João M. Giffoni Castro Neves	03-31-67
Alvaro Cardoso de Souza	09-05-48
Fernando Martin Minaudo	04-26-69
Floreal Horacio Crespo	01-25-45
Dunvegan S.A. (represented by Lucas Machado Lira)	—

         Following are brief biographies of each of our Directors:

Victório Carlos De Marchi has been a director of Quinsa since June 2003.  He is Co-Chairman of the Board of Directors. His term of office expires in 2008. He is also Co-Chairman of the Board of Directors of AmBev. Mr. De Marchi joined Companhia Antarctica Paulista in 1961 and held various positions during his tenure, including Chief Executive Officer from 1998 to April 2000. Mr. De Marchi was also president of the Brewing Industry National Association (Sindicerv) until February 2002 and is a party to the Orientation Committee of Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (FAHZ). Mr. De Marchi has a degree in economics from Faculdade de Economia, Finanças e Administracão de São Paulo and a law degree from Faculdade de Direito de São Bernardo do Campo. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, Brazil.

Milton Seligman has been a Director of Quinsa since December, 2005. His term of office expires in June 2009. Mr. Seligman is AmBev's Corporate Affairs Executive Officer. He joined AmBev in 2001 and has held the positions of Governmental Relations Officer and Communication Officer. Mr. Seligman served, among others, as Chairman and member of the Brazilian Economic and Social Development Bank (BNDES), as well as Minister of Development, Industry and Foreign Trade (Interim Substitute Minister) from 1999 to 2000. He has a degree in electrical engineering from Universidade Federal de Santa Maria. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, Brazil.

João M. Giffoni Castro Neves has been a Director of Quinsa since September 2004. His term of office expires in 2009. Prior to this appointment, he was the Chief Financial Officer of AmBev. He served as the Executive Soft Drink and Non-alcoholic Non-Carbonated Beverages Officer of AmBev from 2003 to 2004. Prior to this, he was the IT and Shared Services Officer of AmBev from 2001 to 2003. He holds a degree in computer engineering from the Catholic University of Rio de Janeiro and a MBA from the University of Illinois. His principal business address is Av. 12 de Octubre y Gran Canaria, 1878, Quilmes, Province of Buenos Aires, Argentina.

Alvaro Cardoso de Souza is Co-Chairman of the Board of Directors. He has been a Director of Quinsa since June 2005. His term of office expires in June 2012. He is a member of Quinsa’s Audit Committee. Mr. Souza is an officer of AdS-Gestão, Consultoria e Investimentos Ltda. and member of the board of directors of SAG do Brasil S.A., World Wildlife Group (WWF), Comgás, British Gas Group and Roland Berger do Brasil. He is also a member of AmBev’s Fiscal Council. He was the Chief Executive Officer of Citibank Brasil from 1993 to 1994 and an Executive Vice-President of Citigroup from 1995 to 2003. Mr. Souza holds a bachelor’s degree in Economics and Business Administration from Pontifícia Universidade Católica de São Paulo. His principal business address is Av. Juscelino Kubitschek, 1726, conj. 71 / 04543.000, São Paulo, SP, Brazil, tel.: +55-11-3168-3777.

Floreal Horacio Crespo has been a Director of Quinsa since July 2005. His term of office expires in June 2012. He is a member of Quinsa’s Audit Committee. Mr. Crespo is a private-practice advisor in international taxation, foreign investments in Argentina and trust creation. He also is Director and Statutory Auditor of the following companies, among others: Fratelli Branca Destilerías S.A. (a subsidiary of Branca International S.p.A). Previously, he worked for The Exxel Group and Harteneck,

López & Cía. Mr. Crespo is a National Certified Accountant from the University of Buenos Aires. His principal business address is Paraguay 346, 8th floor Capital Federal (1057), Argentina.

Fernando Martin Minaudo was appointed Director following the annual ordinary shareholders’ meeting held on June 29, 2007. His term of office expires in June 2012. Mr. Minaudo is a Certified Public Accountant with a degree from the Universidad de Belgrano, in Argentina. He is currently the CFO for Grupo de Narváez, a large Argentine conglomerate. He is also the general manager for Apertura (a publication specializing in business and general information), that is part of the Grupo de Narváez. Prior to his current occupations, he was the Controller and later the Finance and Administration Director for Disco, a large supermarket chain. Mr. Minaudo has also worked for Pistrelli Díaz & Asociados, an auditing firm. His principal business address is Irusta 3281, Buenos Aires, Argentina.

Dunvegan S.A. Under Luxembourg law, a corporation may serve on the board of directors of another corporation. Dunvegan S.A. is a shareholder of the Company and a subsidiary of AmBev. Dunvegan S.A. has appointed Mr. Lucas Machado Lira as attorney in fact to represent Dunvegan S.A. on our Board of Directors. Its term of office expires in June 2009.

SENIOR MANAGEMENT

Current Management

     Effective December 31, 2006, Agustín García Mansilla and Néstor del Campo, Quinsa’s Chief Executive Officer and Argentine Beverages Division Director, respectively, decided to leave the company. The Board of Management that had previously run the day-to-day operations of Quinsa and that was composed of five members, including Mr. García Mansilla and Mr. del Campo, was replaced by a Management Committee headed by João Castro Neves as the new Chief Executive Officer.

     The following table sets forth the name, title, years of service with Quinsa and certain other information with respect to each member of the Management Committee:

Name	Position	Current Position Held Since	Date of Birth	Number of Years with Quinsa
João M. Giffoni Castro Neves	Chief Executive Officer (“CEO”)	2007	03-31-67	1
Carlos Adjoyan(1)	VP, People	1998	03-05-52	9
Gustavo Castelli	Chief Financial Officer (“CFO”)	2002	08-10-59	8
Faustino Arias	VP, International Operations	2003	06-25-61	21
Pablo González	VP, Logistics	2004	05-18-68	12
Gustavo Troia	VP, Supply Chain	2007	10-28-56	15
Mariano Botas	VP, Corporate Affairs	2005	04-21-66	2
Adrián González Fischer	VP, Sales and Distribution - Argentina	2003	02-23-63	14
Jorge Mastroizzi	VP, Marketing – Argentina	2003	10-04-69	8
Fernando Ragni(2)	Head of Soft Drinks, Argentina	2003	10-07-51	13
Fernando Massuh (1)	VP, People	2007	01-20-66	16
Hernan Redin	VP, Shared Business Services and IT	2007	05-04-67	16
(1)	Mr. Adjoyan resigned in July, 2007 and was replaced by Mr. Fernando Massuh
(2)	Mr. Ragni resigned in August, 2007. No replacement has been announced yet.

     There is no family relationship between any of the members of our senior management nor between any members of our senior management and the members of our Board of Directors. There are no arrangements with or among our major shareholders, customers, suppliers or other person pursuant to which the members of our senior management are selected except that, as our controlling shareholder AmBev has the authority to elect all of our directors and thus the ability indirectly to select all of our management.

Following are brief biographies of each of these managers (except for João Castro Neves whose biography is included in the Board of Directors section):

Carlos Adjoyan has been Director of Human Resources and a member of the board of management since joining the Company in 1998. Prior to his current position, he was Director of Human Resources for Johnson Wax Argentina, and Management Development Manager of Unilever Argentina. He holds a degree in Industrial Relations from the UADE University.  Mr. Adjoyán resigned in July 2007 and was replaced by Mr. Fernando Massuh.

Gustavo Castelli has been Chief Financial Officer since 2002. Previously, he was General Manager for BAESA, as well as Vice President for Argentina, Chile and Uruguay at Burns Philip. Mr. Castelli earned a CPA degree and a degree in Business Administration from the Catholic University of Argentina.

Faustino Arias has been Director of International Beverages since January 2003. Previously, he was General Manager of Incesa. Prior to that, he was Finance and Administration Manager of Cervecería Chile and he worked in the Zárate Project. He holds a CPA degree from the University of Buenos Aires. He has also attended the Executive Program at Darden School of business, University of Virginia.

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

Fernando Ragni has been Soft Drinks Manager for ADB since April 2003. Previously, he was Marketing Manager for CMQ, Manager for Commercial Services at CMQ, Commercial Manager at Bieckert and Marketing Manager at Pepsi Argentina. Mr. Ragni holds a degree in Advertising from the Universidad del Salvador and has also attended the executive program at Darden School of Business, University of Virginia. Mr. Ragni resigned in August 2007. No replacement has been announced yet.

Hernan Redin has been the Planning and Budget Control manager for Argentina since 1998. Prior to that, he had been in charge of the consolidation of financial statements for our Argentine businesses. Mr. Redin is a CPA, graduated from the University of Buenos Aires. He has obtained a Masters degree in Business Administration from IDEA and has attended a course on Developing Managerial Excellence at the Darden School of Business, Virginia.

Gustavo Troia has been Manufacturing Vice-president of Quinsa since December 2006. Prior to his appointment he was Vertical Operations Director in AmBev from January until December 2006. He joined Quinsa in 1991 and has held various positions during his tenure, including Plant Manager in both Corrientes and Quilmes and Regional Manufacturing Manager. He holds a degree in Chemical Engineering from Universidad Nacional de San Juan, an MBA from the Catholic University of Buenos Aires and a Master in Brewing Technology from the U. P of Madrid.

Fernando Massuh had been Industrial Relations manager for Argentina since 2002. Prior to that he had been our Labor Relations manager. Mr. Massuh joined the company ´s trainee program in 1991. He has a law degree from the Argentine Catholic University. He has completed a Masters Program in Business

Administration and has attended the University of Stanford’s Human Resources Executive Program. In August 2007 he was appointed Director of Human Resources to replace Mr. Carlos Adjoyan, who resigned.

Management Committees

We have a management committee operating under the authority of our chief executive.  Our chief financial officer is a member of the management committee and the other members of the committee are appointed by our chief executive officer.  The purpose of the management committee is to facilitate communications among and coordinate information from our various business units.  It also provides an efficient working group to discuss issues and reach managerial decisions.  The management committee meets as needed but at least monthly.

We also have a disclosure committee (the “Disclosure Committee”) which is responsible for monitoring the collection, processing and submission to the CEO and CFO of information relating to Quinsa and its consolidated subsidiaries that is required to be included in disclosure reports (such as this annual report on Form 20-F) in order to ensure timely and accurate disclosure of material information. The objectives of the Disclosure Committee are to be able to: (a) assist the CEO and CFO in evaluating the effectiveness of our internal controls and disclosure procedures within 90 days prior to the filing of annual reports; (b) suggest any improvements in internal controls and/or disclosure procedures as a result of such evaluation; (c) verify that our processes for information collection, processing and control are in compliance with our internal controls and disclosure procedures such that the accuracy of our disclosures can be verified; and (d) provide assistance in determining whether information may be considered material to Quinsa and its subsidiaries. The Disclosure Committee is led by Fabian Taraffo, our Internal Auditor and Coordinator of the Disclosure Committee.

EMPLOYEES

     As of December 31, 2006, we employed 7,178 people. Of these employees, approximately 4,849 were based in Argentina, 850 in Bolivia, 358 in Chile, 660 in Paraguay and 461 in Uruguay. Of these same employees, 3,829 are engaged in both industrial activities such as brewing, malting and bottling and in logistics, 2,276 in commercial activities such as sales and marketing and 1,073 in finance, administration and other activities.

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

     We are currently negotiating our labor contracts with our beer workers’ trade union and our soft drinks’ trade union in Argentina. We have begun discussions of a new contract with the unions and we expect the members of the unions to continue working under the terms of the old contract until a new one is agreed on. While we are not expecting any material adverse effects on our financial performance from these negotiations, the outcome at this time is uncertain.

COMPENSATION

Compensation of Management

     Prior to 2003, our top management had benefited from a profit-sharing plan, whereby they received up to 5% of each year’s net profit after tax. This distribution had not been dependent on having achieved the year’s budget.

     In 2003 the Board of Directors approved a new compensation package for management, effective as of the year ended December 31, 2003. The primary difference between this compensation scheme and the previous plan was that the actual accrual of benefits became significantly dependent on performance by Management. In fact, senior management could be entitled to nothing if a certain percentage of the year’s budgeted EBITA were not achieved.  The aggregate amount of compensation for management approved for fiscal year 2006 was US$29.5 million, compared to US$14.0 million in 2005.

     Starting in 2007 senior management will be compensated under a new arrangement.  The new arrangement establishes performance targets both for the Company and for individual managers.  Each member of management then earns variable compensation or bonuses based upon the degree to which that member’s targets are achieved. Bonus compensation is paid in cash and AmBev shares, that are locked up for a period of three years. Under the 2007 management compensation plan, a manager may elect to receive what would otherwise be the cash portion of his or her bonus in the form of AmBev shares.  If a manager makes this election, the cash bonus amount is counted into AmBev shares at prevailing market prices and the shares so received by the manager are locked-up for 5 years but AmBev will grant the manager matching options for further AmBev shares, with an exercise date five years from the date they are granted. The options are vested for the five years.

     We believe that the 2007 management compensation plan better ties the compensation of top management to their actual performance and to the performance of the company and because it aligns the interests of management and shareholders.  We decided to pay the stock portion of bonus payments under our management compensation plan in AmBev stock rather than Quinsa stock due to the low percentage of Quinsa’s shares that is held by persons other than AmBev and, possible limitations on the market liquidity for these shares.  Our board concluded that the compensation plan would be more effective in accomplishing its purpose of motivating and returning managers for the benefit of Quinsa and its shareholders if participants in the plan were entitled to receive AmBev shares.  As holders of AmBev shares, however, members of Quinsa’s management may have interests that would be different from, or that could conflict with, those of other persons who are shareholders in Quinsa and who are not shareholders of AmBev.

Compensation of Directors

     Under our Articles, our shareholders, at the annual general meeting, approve a global amount for the compensation of our Board of Directors.

     Shareholders approved the proposed aggregate compensation to Directors for fiscal year 2006 at the annual Ordinary Shareholders’ Meeting that took place on June 29, 2007, which was US$100,000. In addition to this, a compensation of US$245,000 was proposed for approval for the members of the Audit Committee.

On June 22, 2006, our shareholders approved the proposed aggregate compensation to Directors for fiscal year 2005, which was US$1.4 million. In addition to this, a compensation of US$280,000 was approved for the members of the Audit Committee.

Employee benefits a) Short-term employee benefits
These include benefits such as wages, salaries and social security contributions. Amounts payable are included in “Trade and other payables”.

b) Social security contributions

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans to which employees may elect to contribute. As stipulated by Argentine Law, CMQ makes monthly contributions calculated based on each employee's salary to fund such plans. The related amounts are expensed as incurred.

The Company had a pension benefit plan for top management through which managers were entitled to receive a pension benefit from government pension plans and/or private fund managed plans

(Pension Funds). Under the features of the plan, participants elected the amount of their voluntary contributions to be contributed to the fund, and the Company committed to match the employee contribution.

This plan was suspended during 2005 due to the economic crisis in Argentina and reinstated from January 2006. On March 2006, the Argentinean company (CMQ) signed a contract with Royal Bank of Canada Trust Corporation Limited for the administration of the funds.

c) Employees severance indemnity

The Company accrues a liability on behalf of Quinsa’s Bolivian subsidiaries’ employees in accordance with current legislation. This establishes the payment of severance equal to a monthly salary per year of service for personnel retiring voluntarily after at least five uninterrupted years of work.

In Argentina, the Company has the obligation to make a lump sum payment to certain qualifying employees when they retire and only if they comply with certain requirements (i.e.: a minimum service period of ten years);

Provisions have been established for these situations in an amount equal to the present value of the estimated future cash outflows using applicable interest rates.

d) Post-employment benefits

Employee entitlements to annual leave and long-service leave are accrued as earned.

BOARD PRACTICES

     The role of our Board is to establish the strategic objectives and overall corporate plan of the Company and its subsidiaries, to supervise the implementation of the general policies for the Company, generally to be responsible pursuant to Luxembourg law for the management of the Company and to assess the acceptable risk level for the Company.

     Under our Articles, the Board is vested with broad powers to act on our behalf.  It may authorize all acts of management (including borrowing of funds) within our corporate purposes other than those specifically reserved to the general meetings of our shareholders.  Within the limits of Luxembourg law, the Board may:

•	delegate to any one or more of its members the powers to carry out its decisions and to provide day-to-day management,

•	confer to any person, whether or not a member of the Board, the powers necessary for our technical, administrative and commercial management,

•	constitute any committee, the members of which may be selected from among the directors or from outside thereof, and determine its function and authority, and

•	authorize all substitutions in the powers it has delegated or conferred.

     In the CGC, we have allocated certain responsibilities to the exclusive authority of the Board and provided that the Board will exercise other powers and responsibilities upon the recommendation from our chief executive officer.  This allocation is not legally required and may be changed by our Board at any time.  The powers and responsibilities over which the Board has retained exclusive authority include the power to approve our overall corporate strategy and to oversee its implementation, to appoint and dismiss senior management, to appoint and dismiss members of Board committees and to determine the authority of all Board committees, to assume ultimate responsibility for assuring that the Company has and maintains appropriate, adequate and cost effective internal audit and disclosure controls, to review and approve the Company’s annual, six monthly and quarterly financial statements, to review and approve all significant judgments concerning the applications of relevant accounting standards, to convene shareholders’ meetings, to establish policy regarding corporate communications and to authorize any related party transactions.  The powers and responsibilities that the Board will exercise upon the recommendation of our chief executive officer will include determining the general corporate structure of the Company, appointing and dismissing management employees, approving annual budgets and investment plans, approving the opening and closing of facilities and approving capital contributions, acquisitions, divestitures, transfers or pledges of equity interests, guarantees which, in any case, exceed €2 million in value.

     The Board is led by two Co-Chairmen who preside over both Board meetings and meetings of our shareholders.  The Co-Chairmen are intended to function as an interface between our chief executive officer and the Board and also serve, to the extent necessary, as a point of contact for shareholders desiring to communicate with the Board.

     The Board generally meets as often as required by the interests of the Company upon notice by either of the two Co-Chairmen or by any two directors.  Our Board generally meets once each fiscal quarter but at least three times per year.

     The Board may act validly only if a majority of its members are present in person or by proxy.  Any director who is absent from a meeting may give a proxy in writing to one of his colleagues on the Board to represent him at the meeting and to vote in his place.  All Board decisions are taken by a majority of votes of those directors present or represented at a meeting.  In case of urgency, the Board may take action by written consent if the written decision is signed by all of the directors then in office.

     Under our Articles and Luxembourg law, any Director who may have an interest adverse to us with respect to a transaction submitted to the approval of the Board of Directors is required to notify the Board of the adverse interest.  This notice must be reflected in the minutes of the meeting in question and the Director is required to abstain from deliberating or voting on the transaction.  In addition, these transactions must be specially reported at the next succeeding annual general meeting of shareholders.

     In accordance with the CGC, the Board intends to conduct annual self evaluations to determine whether it and its committees are functioning effectively.  For purposes of this evaluation, the Board will examine its composition, its organization and its efficiency as a collegiate body.  The Board will review annually the evaluations prepared by each board committee and consider any recommendations for proposed changes.

SHAREHOLDERS

     The annual general meeting of our shareholders is held in the city of Luxembourg at the place indicated in the notices of the meeting.  According to the Articles, the annual general meeting is held each year on the first business day following the fourth Thursday of June at 10:00 A.M.

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

     In order to be admitted to general meetings, holders of bearer shares must deposit their shares (1) at the Company’s registered office at least five days before the meeting or (2) at the offices of specified depositaries at least eight days before the meeting.  Holders of shares in registered form must advise the Company within five days of the meeting of their intention to attend the general meeting.  If a shareholder intends to vote by proxy holder, the latter is required to deposit the proxy at our registered office within five days of the meeting.  The Board of Directors may reduce these time limits or accept share deposits irrespective of such limits.

     Except as set forth below, under Luxembourg law and the Articles, shareholder action may be taken at the annual general meeting, by a simple majority vote of shares, present or represented.  There are no quorum requirements for ordinary meetings.

     An extraordinary general meeting convened for the purpose of amending the Articles must have a quorum of at least 50% of all issued and outstanding shares.  If a quorum is not present, the meeting may be reconvened according to Luxembourg law at a later date with no quorum.  The unanimous consent of all holders of shares is required if the proposed amendment to the Articles involves (1) changing our jurisdiction of incorporation or (2) adding to the financial obligations of our shareholders.  For any other amendment to the Articles, a two-thirds majority vote is required of all shares present or represented.  If the amendment relates to a matter for which a separate class vote by holders of Class A and Class B shares is required, the quorum and majority vote requirements must be fulfilled separately with respect to the Class A and Class B shares.

MEMORANDUM AND ARTICLES OF INCORPORATION

Register

We were incorporated by deed of Maître Camille Hellinckx, a notary residing in Luxembourg, on December 20, 1989. This deed was published in the Mémorial Recueil des Sociétés et Associations (the “Mémorial”), number 209 on June 26, 1990. Our Statuts Coordonnés, which include both charter and by-laws, (the “Articles” or “Articles of Incorporation”) were amended on the following dates: (1) June 11, 1992 by deed of Maître Camille Hellinckx published in the Mémorial, number 339 on August 6, 1992; (2) December 10, 1993 by deed of Maître Camille Hellinckx published in the Mémorial, number 7 on January 7, 1994; (3) June 24, 1994 by deed of Maître André Schwachtgen, published in the Mémorial, number 325 on September 6, 1994; (4) February 6, 1996 by deed of Maître Camille Hellinckx published in the Mémorial, number 117 on March 7, 1996; (5) April 25, 1996 by deed of Maître Camille Hellinckx published in the Mémorial, number 299 on June 19, 1996; (6) October 9, 2000 by deed of Maître Reginald Neuman published in the Mémorial, number 830 on November 13, 2000; (7) June 8, 2001 by deed of Maître Reginald Neuman published in the Mémorial, number 1173 on December 15, 2001; (8) August 8, 2001 by deed of Maître Reginald Neuman published in the Mémorial, number 117 on January 22, 2002; (9) January 31, 2003 by deed of Maître Jean-Joseph Wagner published in the Mémorial, number 270 on March 13, 2003; (10) June 27, 2003 by deed of Maître Jean-Joseph Wagner published in the Mémorial, number 829 on August 12, 2003; (11) August 4, 2003 by deed of Maître Jean-Joseph Wagner published in the Mémorial, number 941 on September 12, 2003; (12) June 24, 2005 by deed of Maître Wagner published in the Mémorial, number 1134 on November 2, 2005; (13) July 15, 2005 by deed of Maître Jean-Joseph Wagner published in the Mémorial, number 1421 on December 20, 2005; (14) June 22, 2006 by deed of Maître-Jean Joseph Wagner published in the Mémorial, number 1608 on August 24, 2006 and (15) July 31, 2007 by deed of Maître Jean-Joseph Wagner not yet published in the Mémorial.

We are registered with the Companies Registrar in Luxembourg under the number B 32501.

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

Capital Stock

Our authorized share capital is U.S.$400,000,000 or 6,790,862,498 shares, which represent the total number of shares that may be issued and outstanding without a further shareholder decision.  Our capital stock is divided into Class A shares without par value and Class B shares without par value.

As of August 31, 2007 there were 630,384,163 Class A shares outstanding and 48,907,094 Class B shares outstanding.  At that date we held as treasury stock 19,042,353 Class A shares and 1,647,230 Class B shares and there were 1,417,860 Class A shares and 70,890 Class B shares that we categorize as “unissued” shares.  Unissued shares are shares that have been authorized and are reserved for issuance to holders who might wish to convert shares that they hold in registered form into bearer shares as permitted by Luxembourg law.

Dividends. Each Class B share is entitled, if dividends are declared by the general meeting of shareholders or, in case of interim dividends, by the Board of Directors, to receive an amount of dividends equal to ten times the amount of dividends to which each Class A share is entitled. The right to dividends of Class A shares and Class B shares rank pari passu without preference to each other. Prior to paying any dividends, we are required under Luxembourg law to transfer 5% of our annual net profits to a non-distributable legal reserve until the reserve amounts to 10% of our issued share capital. As a result, it may not be possible to pay dividends in any year in which our legal reserve falls below, or would as the result of paying a dividend fall below, the statutory minimum. See “Item 3. Key Information—Risk Factors—Risk Factors Related to Quinsa—Our ability to pay dividends and to service our debt obligations depends primarily upon our receipt of sufficient funds from our principal subsidiary.”

Voting Rights. Each Class A share and each Class B share entitles the holder to cast one vote at any shareholders’ meeting. Class A shares and Class B shares will ordinarily vote as one class at any shareholders’ meeting. However, any resolutions affecting the respective rights of particular classes must be approved separately by each class, pursuant to the quorum and majority requirements established by Luxembourg law. Our Articles do not provide for cumulative voting, nor do they contain any provision discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of our shares.

Rights to share in Company Profits. The surplus after deduction of charges and amortizations represents the net profit at the disposal of the general meeting for free allocation, subject to the considerations to the requirement that we fulfill the legal reserve requirement described under “Dividends.” With the approval of the auditor(s) the Board of Directors may initiate interim dividend payments. Dividends decided by the general meeting as well as those initiated by the Board of Directors are paid at the periods and places fixed by the Board of Directors.

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

     Conversion Rights. Class A shares are convertible into Class B shares at a ratio of ten Class A shares for one Class B share for the first 15 Luxembourg business days every July, provided (i) Class A holders submit their request to convert such shares (the “Requests”) within the given time frame and (ii) such request is accompanied by a certification, the form specified by our Board of Directors, by the tendering holder of the amount of Class B shares he or she holds prior to giving effect to this Request.

     A Class A holder will be able to convert all of his or her Class A shares covered by his or her Request to the extent that such holder’s Class B share holdings does not reach 5%. To the extent that upon effecting the Request, any Class A holder would be the beneficial owner of 5% or more of the Class B shares outstanding, the holder will only be allowed to convert as many Class A shares as would leave the Class A holder with Class B share holdings under 5%. Class A holders who will not receive all of the Requested Class B shares because the holder would be the beneficial owner of greater than 5% of the Class B share holdings may not withdraw their Request, but will instead receive as many Requested Class B shares as is possible in accordance with their Request without triggering the 5% threshold. Class A holders requesting conversion of their Class A shares will be notified by July 31 of each year whether and to what extent their Requests were permitted and what their resulting Class B share holdings are.

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

     Business Combinations. The Articles do not contain any provisions which would operate only with respect to a merger, acquisition or corporate restructuring involving us or any of our subsidiaries.  However, Luxembourg law compels a person who acquires (alone or together with other persons acting in concert) voting control of a company (which is defined as 33 1/3% of more of the voting rights of a company)to make an offer to all holders of the company’s securities at an equitable price.  Conversely, the law includes provisions pursuant to which minority shareholders could be forced to sell their shares (squeeze out) or could force the controlling shareholder to acquire their shares (reverse squeeze out) at an equitable price once a defined threshold of control is reached by the acquirer.  This threshold of control is set at 95% of the total voting rights of a company in the case of the squeeze out and 90% of the total voting rights of a company in the case of the reverse squeeze out.

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

SHARE OWNERSHIP

     As of April 30, 2007, none of our Directors (other than Dunvegan S.A., which owns 230,920,000 Class A Shares and 12,000,000 Class B Shares) or executive officers held directly any of the Class A or Class B shares and no stock options have been granted to our Directors, executive officers or any other employee.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

     Prior to August 8, 2006, one of our largest shareholders was BAC which, as of December 31, 2005, held 373,520,000 Class A shares, or 54.90% of our outstanding voting shares net of treasury stock.  BAC was organized in the British Virgin Islands in 1994 by various individual shareholders who are descendants of the Bemberg family, our founding family. BAC’s principal purpose was to hold a controlling interest in the Class A shares. Shareholders of BAC were restricted in their ability to transfer shares in BAC to persons other than BAC shareholders. On August 8, 2006, AmBev acquired BAC’s remaining economic interest in Quinsa.

     The following table sets forth the estimated relative ownership interests in the Class A shares and the Class B shares of AmBev and our Directors and executive officers as a group and their respective economic and voting power as of September 4, 2007:

		Directors and
	AmBev	Executive Officers
C Class A shares	604,440,000	0
Cl Class B shares	38,388,914	0
E Economic Interest	91.36%	0

Voting Power	97.83%	0

     As of March 31, 2007, there were 10,368,636 ADSs (which translates into 20,737,272 Class B shares). The Company has identified 32 institutional holders of these ADSs that together accounted for 2,841,077 ADSs, although we do not know how many persons are beneficial owners of these ADSs. Total ADSs represent approximately 42.5% of the total outstanding Class B shares, while identified holders accounted for 5.8% of the total outstanding Class B shares. In addition to this, AmBev owns a further 38,388,914 Class B shares (78.7% of total outstanding Class B shares, some of which may be in the form of ADSs) and the Company owns in treasury a further 1,718,121 Class B shares (3.5% of total outstanding Class B shares).

The 2006 Letter Agreement

On April 13, 2006, subject to certain conditions, BAC agreed to sell to AmBev and AmBev agreed to purchase from BAC all of BAC’s remaining Quinsa shares for an aggregate cash purchase price of US$1,223,915,000, subject to certain possible adjustments.

On August 8, 2006, the transactions contemplated by the 2006 Letter Agreement were consummated.  As a result of this transaction, AmBev’s current economic interest in Quinsa is 91.36% and its voting interest is 97.83%.  See “Item 4. Information on the Company—History and Development — Relationship with AmBev –Acquisition of Control by AmBev” for more information.

Upon, or promptly after, the completion of the sale of BAC’s shares to AmBev (i) the Quinsa Shareholders’ Agreement terminated, (ii) BAC’s right to nominate Directors ended; (iii) the Directors nominated by BAC resigned; and (iv)  the Quinsa board and each subsidiary board was reconstituted to include only Directors nominated or approved by AmBev, subject to the rights of any shareholders under any subsidiary’s charter or by-laws or any existing shareholders agreement to nominate Directors.

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

RELATED PARTY TRANSACTIONS

     The Company is controlled by AmBev (directly and through NCAQ and Dunvegan S.A.), who currently ownes an economic interest of 91.36% of Quinsa, and 97.83% of the voting rights. The ultimate controlling entity of the Company is InBev.

The following transactions were carried out with related parties:
	2006	2005	2004
(a) Sales of goods and services (US$ million)
Sales of goods:
– Goods	-	1.0	-
– Raw material	2.4	0.4	1.3
– By-products	0.4	0.8	-
Sales of services:
– Storage services	-	0.4	-
– Other services	0.5	-	-
	3.3	2.6	1.3
The Company sold barley and seeds to Maltería Pampa S.A. (a subsidiary of AmBev) for US$2.4 million (2005: US$0.4 million and 2004: US$1.3 million). Additionally, the Company sold goods to AmBev Peru and AmBev Ecuador, and by-products to Compal S.A. (from January to July 2006)

	2006	2005	2004
(b) Purchases of goods and services (US$ million)
Purchases raw materials:
– Raw materials	4.6	11.1	9.9
Purchases of services:
Services of key management	-	-	0.4
– InBev (management services)	-	0.5	-
– Logistics services	-	-	1.3
Other costs:	-	1.0	-
	4.6	12.6	11.6

     The Company purchased several raw materials including malt, from Maltería Pampa S.A. (a subsidiary of AmBev), and corn grits and rice from Compal S.A. until July 2006 (which is 60% owned by Arfinsa, a company indirectly owned by certain members of the Bemberg family).  Services consist mainly of: fees for services, corresponds to certain administrative fees charged by Arfinsa; and integrated logistics support to the Company’s supply chain, from the inbound raw material supply through finished goods distribution, including dedicated contract carriage, the management of carriers, and other supply chain services.

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

     The Company booked reserves amounting to US$50.1 million as of December 31, 2006 to cover for legal, tax, labor and commercial contingencies.  Management believes that the reserves established adequately cover the Company’s contingencies. (See Note 27 to our Consolidated Financial Statements).

Dividend Policy

     For a description of our dividend policy, see “Item 6. Directors, Senior Management and Employees—Memorandum and Articles of Incorporation—Capital Stock—Dividends” above.

Significant Changes

     Except as otherwise described in our annual financial statements, there have been no significant changes in our business, financial conditions or results since December 31, 2006.

ITEM 9. THE OFFER AND LISTING

Market for the Class B shares

     Our ADSs, each representing two Class B shares without par value, are listed on the New York Stock Exchange (“NYSE”) and trade under the symbol “LQU.” Our Class B shares are listed and trade on the Luxembourg Stock Exchange (“LSE”) as well. Each ADS is represented by an American Depositary Receipt, or ADR, issued pursuant to the deposit agreement dated February 28, 2002 among us, The Bank of New York, as depositary, and the holders from time to time of ADRs (“Deposit Agreement”).  The table below sets forth, for the periods indicated, the reported high and low daily closing prices of the Class B shares, and the ADSs on the LSE and the NYSE, respectively.

	Price per Class B share(1)		Price per ADS(2)
	High	Low	High	Low
2002	6.38	2.52	13.09	5.73
2003	8.16	2.90	16.77	6.35
2004	10.00	7.25	20.18	14.57
2005	17.00	7.65	35.77	16.06
2006	33.75	15.54	66.64	34.12

2003
1st Quarter	3.52	2.72	8.11	6.35
2nd Quarter	6.15	3.21	13.80	7.65
3rd Quarter	7.20	5.69	15.61	11.56
4th Quarter	8.16	7.20	16.77	14.94

2004
1st Quarter	9.99	7.80	20.18	16.65
2nd Quarter	9.75	7.45	19.50	14.57
3rd Quarter	9.23	7.25	18.58	14.89
4th Quarter	8.89	7.41	17.99	16.00

2005
1st Quarter	10.00	7.65	22.98	16.06
2nd Quarter	12.79	9.75	25.86	22.59

	Price per Class B share(1)		Price per ADS(2)
	High	Low	High	Low
3rd Quarter	16.55	11.50	35.77	24.17
4th Quarter	17.00	13.70	34.20	29.75

2006
1st Quarter	19.36	15.54	42.81	34.12
2nd Quarter	23.99	17.00	51.49	37.60
3rd Quarter	26.90	22.20	55.35	48.53
4th Quarter	33.75	24.10	66.64	52.30

March 2007	37.50	31.60	74.75	71.65
April 2007	37.00	34.00	75.94	70.50
May 2007	34.51	30.70	73.99	71.00
June 2007	34.51	34.00	74.25	72.18
July 2007	34.50	33.50	77.84	67.00
August 2007	Not quoted	Not quoted	77.84	67.00
(1) Source: Luxembourg Stock Exchange.
(2) Source: New York Stock Exchange.

Market for the Class A shares

     Our Class A shares are currently listed and trade in U.S. dollars on the LSE. The table below sets forth, for the periods indicated, the reported high and low daily closing prices of our Class A shares on the LSE.

	Price per Class A share (1)
	High	Low
2002	0.73	0.43
2003	0.83	0.29
2004	1.03	0.55
2005	1.60	0.61
2006	3.34	1.57

2003
1st Quarter	0.51	0.30
2nd Quarter	0.71	0.29
3rd Quarter	0.83	0.60
4th Quarter	0.83	0.76

2004
1st Quarter	1.03	0.82
2nd Quarter	0.99	0.74
3rd Quarter	0.92	0.68
4th Quarter	0.86	0.55

Price per Class A share (1)
High	Low

2005
1st Quarter	1.00	0.61
2nd Quarter	1.25	0.97
3rd Quarter	1.60	1.20
4th Quarter	1.56	1.37

2006
1st Quarter	1.88	1.57
2nd Quarter	2.37	1.75
3rd Quarter	2.70	2.25
4th Quarter	3.34	2.48

March 2007	3.90	3.30
April 2007	4.00	3.53
May 2007	3.40	3.00
June 2007	3.30	3.10
July 2007	3.50	3.15
August 2007	3.37	2.90
(1) Source: Luxembourg Stock Exchange

ITEM 10. ADDITIONAL INFORMATION

MEMORNADUM AND ARTICLES OF INCORPORATION

See “Item 6. Directors, Senior Management and Employees – Memorandum and Articles of Incorporation.”

MATERIAL CONTRACTS

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

       Memorandum of Agreement. We entered into a Memorandum of Agreement with Heineken on January 13, 2003, pursuant to which we agreed with Heineken to settle and resolve all disputes and claims brought by and against each other in an arbitration proceeding before the ICC. See “Item 4. Information on the Company—History and Development—Relationship with AmBev—Settlement with Heineken Concerning the Original Alliance” for more information on this agreement.

2006 Letter Agreement between Quinsa, BAC and AmBev.  On April 13, 2006, BAC agreed, subject to certain conditions, to sell to AmBev and AmBev agreed to acquire from BAC all of BAC’s remaining Quinsa shares for an aggregate cash purchase price of US$1,223,915,000, subject to certain adjustments.  This Agreement was effectuated on August 8, 2006.  See “Item 4. Information on the Company—History and Development—Relationship with AmBev—Acquisition of Control by AmBev” for more information.

EXCHANGE CONTROLS

     As a holding company, our ability to pay dividends depends primarily upon our receipt of sufficient funds from our principal subsidiary, QI(B), which depends in turn on QI(B)’s receipt of sufficient funds from its subsidiaries in Argentina, Bolivia, Chile, Paraguay and Uruguay.

     Beginning on December 3, 2001, the Argentine government imposed a number of monetary and currency exchange control measures that included restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad, with certain exceptions for transfers related to foreign trade and other authorized transactions. The restrictions requiring the Argentine Central Bank’s prior authorization for the transfer of funds abroad in order to make payments of principal and/or interest are being progressively reduced. In addition, funds may now be transferred abroad without previous authorization of the Central Bank in order to pay dividends corresponding to prior periods provided that independent accountants have audited and certified the financial statements for such period. However, there can be no assurance that the Argentine government will not tighten the restrictions on the transfer of funds abroad. Such restrictions could inhibit our ability to receive funds from our Argentine subsidiaries.

     There are several limitations imposed by the Central Bank of Argentina which affect our operations. The acquisition of foreign currency as an investment is limited on a monthly basis to the larger of US$2 million and three times the amount paid in certain taxes in the calendar month before the month of the acquisition of said foreign currency.

     There is no restriction on the purchase of foreign currency to pay principal and interest on matured debt obligations, if purchased on the maturity date, or within 360 days prior to maturity, as long as the debt obligations are registered with the Central Bank of Argentina, and only to the extent funds disbursed under the debt obligations so repaid have entered Argentina prior to no less than 365 days from the date of payment; or with the operative anticipation needed, as a result of the occurrence of specific conditions expressly contemplated in refinancing agreements of external debts entered into with foreign creditors as of February 11, 2002.

     However, if we wish to acquire foreign currency to prepay principal more than 360 days before it becomes due, and the prepayment is not made as part of a restructuring process, the amount of foreign currency that may be purchased may not exceed the present value of the prepaid debt. Alternatively, funds in an amount equal to the prepayment must be disbursed under new financing that does not exceed the present value of the debt, as long as such funds are exchanged for Argentine currency on the Argentine foreign exchange markets. In either case, the present value is to be calculated using a discount rate fixed by the Argentine Central Bank, based on the 180-days future trading of the U.S. dollar in institutional markets in Argentina, such as ROFEX or Indol); provided that, a minimum 365-day term shall have elapsed as of the liquidation of the foreign currency in the local free foreign exchange market. If the prepayment is made as part of a restructuring process, then the terms and conditions of the new debt and the prepayment being made must not imply an increase in the present value of the outstanding debt. The acquisition of foreign currency to pay interest maturities on debt obligations can be made 15 days prior to the date of each maturity.

     We may hedge foreign currency risk with Argentine financial institutions, provided the hedging agreements are governed by Argentine law and settlement is made in Argentina and in local currency.

We may also hedge foreign currency risk arising from foreign currency-denominated financing agreements provided the foreign indebtedness has been reported to the Argentine Central Bank under the provisions of Communication A3602 of the Argentine Central Bank, as amended, and further provided they are entered into (a) in institutionalized international markets, (b) with foreign banking institutions that satisfy certain conditions set forth under the rules of the Argentine Central Bank or (c) with local entities authorized by the Argentine Central Bank, provided they are controlled by foreign banking institutions that satisfy the conditions set forth in (b) above.

     In June 2005 the Argentine government imposed new restrictions related to the raising of new loans from abroad. Argentine Decree 616/2005 requires that, in the case of foreign financings, 30% of the amount involved must be deposited in a local financial entity, in U.S. dollars, and for a 365 day term. This special purpose deposit may not be transferred to third parties or used as collateral. Funds so deposited do not accrue interest. Repayment under such foreign financings may not be made within a 365 day term, not even with funds held abroad by Argentine residents. Decree 616/2005 only applies to financing agreements disbursed on or after May 26, 2005.

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

     In response to the European Commission’s recent position that the tax-exempt 1929 and billionaire holding company regimes violate the state aid rules, on December 13, 2006, the Luxembourg parliament passed a new law which provides, inter alia, that:

•	these tax-exempt holding company regimes are abolished with effect from January 1, 2007 and no new 1929 holding companies can be incorporated after July 20, 2006;
•	companies in existence on July 20, 2006, may continue to benefit from these regimes during the transitional period from January 1, 2007, through December 31, 2010;
•
the benefit of such tax-exempt status for these grandfathered companies will be lost during the transitional period if any of the shares in the company are wholly or partially transferred (except certain permitted share transfers); and

•
such loss of the benefit of the tax-exempt status for grandfathered companies does not apply to companies the shares of which were listed on a recognized Stock Exchange before July 20, 2006, as long as such companies continue to be listed.

     As the company is established in Luxembourg since 1989 and is listed on a recognized stock exchange (Luxembourg Stock Exchange) before July 20, 2006, its status as a tax-exempt billionaire holding company will, subject to its shares continuing to be so listed during the transitional period, be maintained until the end of such period.

     During the transitional period, the Company must comply with certain reporting requirements to maintain its right to benefit from the special tax-exempt status transition period, including an annual certification and the submission of such certification to the tax authorities.

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

United States Taxes

     The following summary describes certain U.S. federal income tax consequences of the acquisition, ownership and disposition of ADSs or our shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to acquire such securities. The summary applies only to holders that hold ADSs or shares as capital assets and does not address special classes of holders, such as:

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

     The discussion below applies to you only if you are a beneficial owner of ADSs or shares and are, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or of any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

     In general, for U.S. federal income tax purposes, if you hold ADSs you will be treated as the holder of the underlying Class B shares. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying Class B shares.

     The U.S. Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of ADSs. Such actions would also be inconsistent with claiming the 15% rate applicable to certain dividends received by non-corporate holders. Accordingly, the creditability of Luxembourg taxes and the availability of the 15% rate for dividends received by certain non-corporate holders described below could be affected by actions taken by parties to whom ADSs are pre-released.

     Taxation of Distributions. To the extent paid out of our current or accumulated earnings and profits (as determined in accordance with U.S. federal income tax principles), distributions made with respect to ADSs or shares (other than certain pro rata distributions of our capital stock or rights to subscribe for shares of our capital stock) will be includible in income as ordinary dividend income. Since we do not maintain calculations of earnings and profits under U.S. federal income tax principles, distributions will generally be reported to U.S. holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, under current law, dividends received by non-corporate U.S. holders on ADSs or shares may be subject to U.S. federal income tax at lower rates (generally 15%) than other types of ordinary income. You should consult your own tax advisors regarding your particular circumstances. Such dividends will not be eligible for the “dividends received deduction” generally allowed to corporations under the Code. Dividends generally will constitute foreign source “passive” income for U.S. foreign tax credit purposes.

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

     Passive Foreign Investment Company Rules. We believe that we will not be considered a “passive foreign investment company”, or “PFIC”, for United States federal income tax purposes for the taxable year 2006. However, since our PFIC status for each year depends upon the composition of our income and assets and upon the market value of our assets (including, among others, equity investments less than 25% owned) from time to time, there can be no assurance that we will not be considered a PFIC. If we were considered a PFIC for any taxable year during which you hold ADSs or shares, certain adverse consequences could apply to you, including the imposition of tax at higher rates than would otherwise apply.

     If we are treated as a PFIC for any taxable year, the gain recognized by you on a sale or other disposition of the ADS or share would be allocated ratably over your holding period for the ADS or ordinary share. The amounts allocated to the taxable year of the sale or exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ADSs or shares in excess of 125 percent of the average of the annual distributions on ADSs or ordinary shares received by you during the preceding three years or your holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available (including a mark to market election) to U.S. persons that may mitigate the adverse consequences resulting from PFIC status. In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to non-corporate holders would not apply.

     Information Reporting and Backup Withholding. Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of back-up withholdings you provide a correct taxpayer identification number and certify that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

DIFFERENCES IN CORPORATE GOVERNANCE

     Quinsa has securities that are registered with the U.S. Securities and Exchange Commission (the “SEC”) and are listed on the New York Stock Exchange (the “NYSE”), and is therefore subject to corporate governance requirements applicable to NYSE-listed non-U.S. companies. NYSE-listed non-U.S. companies may, in general, follow their home country corporate governance practices in lieu of most of the new NYSE corporate governance requirements (the “NYSE Sections”) codified in Section 303A of the NYSE’s Listed Company Manual. However, NYSE-listed non-U.S. companies must comply with NYSE Sections 303A.06, 303A.11 and 303A.12(b).

     NYSE Section 303A.11 requires that non-U.S. Companies disclose any significant ways in which their corporate governance practices differ from U.S. companies under NYSE listing standards. In order to comply with NYSE Section 303A.11, we describe below the relevant differences between Quinsa’s corporate governance practices and NYSE standards for listed companies.

     Director Independence. Under NYSE Section 303A.01, a NYSE-listed company must have a majority of independent Directors on its Board of Directors. There is no requirement under Luxembourg law as to independence of board members. However, the Ten Principles recommends that every board have a “sufficient number” of independent Directors. The CGC provides there shall at all times be at least three independent Directors.  A majority of the Directors may be members of management, affiliates of AmBev or other persons who would not be considered independent under NYSE Section 303A.01. Neither Luxembourg law nor the Articles require board members to hold shares in Quinsa.

     Standards for Evaluating Director Independence. NYSE Section 303A.02 establishes general standards to evaluate Directors’ independence (no Director qualifies as “independent” unless the Board of Directors affirmatively determines that the Director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company)), and emphasizes that the concern is independence from management. The board is also required, on a case by case basis, to express an opinion with regard to the independence or lack of independence of each individual Director. While Luxembourg law does not provide for such standards of evaluating Directors’ independence, the Ten Principles incorporates the independence criteria appearing in Annex II of the European Commission Recommendation of February 15, 2005 as a recommended best practice.  In its CGC, Quinsa adopted the criteria described above for assessing the independence of Directors.  These criteria are not legally binding and may be modified by the Board.

     Non-management Directors’ Meetings. Under NYSE Section 303A.03, non-management Directors must meet at regularly scheduled executive meetings not attended by management. Luxembourg law does not contain any specific rules on the procedure of Board meetings. The Quinsa Articles provide that the Board of Directors shall meet as often as required by the interests of Quinsa upon notice by any of the two co-chairmen or by two Directors, either at the registered office or at any other place indicated in the notice. The CGC additionally provides that the Board generally meets once per quarter and that it will meet at least three times per year. There are no other requirements as to non-management meetings or frequency of board meetings either in Luxembourg law or in the Quinsa Articles or the CGC. Given that the Board of Directors must annually approve the accounts, Luxembourg law implicitly imposes at least one board meeting per year.

     Nomination Committee. Under NYSE Section 303A.04, listed companies are required to have a “nominating/corporate governance committee” comprised entirely of independent Directors.  This requirement does not apply to the Company.  While Luxembourg law does not require the formation of a nominating/corporate governance committee, the Ten Principles recommends the creation of a nomination committee composed of Board members and independent directors. Quinsa’s CGC, calls for the establishment of a Nomination Committee.  The committee is to be composed of at least three Directors, including at least one independent Director. The members of the Nomination Committee are Mr. Victorio de Marchi, Mr. Floreal Horacio Crespo and Mr. João Giffoni Castro Neves.

     Compensation Committee. Under NYSE Section 303A.05(a), listed companies are required to have a compensation committee comprised entirely of independent Directors.  This requirement does not apply to the Company.  While Luxembourg law does not require the formation of a compensation committee, the Ten Principles encourages companies to create remuneration committees, composed of a majority of independent directors, to assist in formulating  remuneration policies that are compatible with the long-term interests of companies.  Quinsa’s CGC, calls for the establishment of a Compensation Committee.  The committee is to be composed of at least three members, a majority of which are independent Directors. Under NYSE Section 303A.05(b), the compensation committee shall have a written charter establishing certain minimum responsibilities as set forth in NYSE Section 303A.05(b)(i). Neither Luxembourg law nor Quinsa’s Articles require the formation of a compensation committee charter although the Ten Principles recommend that the board establishes such a charter.  The members of the Compensation Committee are Mr. Floreal Horacio Crespo, Mr. Alvaro Cardoso de Sousa and Mr. Victorio de Marchi.

     Audit Committee. Under NYSE Section 303A.06, listed companies must have an audit committee that complies with SEC requirements.  The CGC also requires that Quinsa have an audit committee.

     The NYSE rules relating to audit committees that apply to Quinsa and the audit committee requirements of Quinsa’s CGC are substantially similar except that the CGC provisions do not have the force of law and may be changed by the Board.  None of Luxembourg law, the rules of the Luxembourg Stock Exchange or Quinsa’s Articles of Incorporations (collectively, the “Luxembourg Requirements”) includes any similar requirements.

     Under both NYSE Section 303A.07(a) and the CGC, the audit committee is required to consist of at least 3 members and all of these members are required to be independent directors.  NYSE Section 3.03A.07(a) requires that all of the members also either be financially literate or acquire such financial knowledge within a reasonable period of time and further requires that one member have significant experience in accounting or financial administration.

     Under NYSE Section 303A.07(a), if a member of the audit committee is simultaneously a member of the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its members may serve, then, in each case the board is required to  determine whether the simultaneous service would prevent such member from effectively serving on the listed company’s audit committee, and is required to report its decision in the annual proxy statement of the company or in the company’s annual report on Form 10-K filed with the SEC. No such provision regarding an audit committee member’s simultaneous membership on public companies exists under the Luxembourg Requirements.

     Under NYSE Section 303A.07(c), the audit committee is required to have a charter establishing the duties and responsibilities of its members, including the duties and responsibilities required, at a minimum, by Section 10A of the Securities Exchange Act of 1934 (the “Exchange Act”) and as set forth in NYSE Section 303A.7(c) of the NYSE Manual. No such provision regarding a charter is required by the Luxembourg law  although the Ten Principles recommend that the Board establishes such a charter.  Pursuant to its CGC, Quinsa has a specific Audit Committee Charter.  Please see www.quinsa.com for further details.

     NYSE Section 303A.07(c)(iii)(B) and (C) establishes audit committee objectives: (i) to discuss the annual audited financial statements and the quarterly financial statements of the company with management and the independent auditor, including the information disclosed under the heading “Management’s Discussion and Analysis of Financial Conditions and Results of Operations”; (ii) to discuss the company’s press releases relating to its earnings, as well as the financial information and guidelines relating to its earnings that are supplied to equity researchers and rating agencies. While no such provision is contained in the Luxembourg Requirements, the Ten Principles views the audit committee’s role as assisting in the areas of financial reporting, internal control and risk management.  Pursuant to the CGC, the mission of Quinsa’s Audit Committee is to assist the Board in its oversight of (i) the reliability and integrity of the financial statements of the Company; (ii) the qualifications, independence and performance of the Company’s Independent Auditors; (iii) the performance of the Company’s internal audit function; and (iv) the Company’s compliance with legal and regulatory requirements as set forth in the Committee Charter.

     NYSE Section 303A.07(c)(iii)(B) provides that the audit committee is required to establish clear policies for hiring external auditors’ employees. No such provision regarding hiring external auditors’ employees is contained in the Luxembourg Requirements or the CGC.

     NYSE Section 303A.07(d) provides that each company must have an internal audit function in order to provide to the management and to the audit committee permanent assessments on the company’s risk management processes and internal control system. The Luxembourg Requirements allow for an internal audit function, and the CGC bestows the Board of Directors, acting through the Audit Committee, with the responsibility of ensuring that Quinsa maintains a sound system of internal controls, including financial, operational and compliance controls.

     Disclosure of Corporate Governance Guidelines. NYSE Section 303A.09 provides that companies must adopt and disclose corporate governance guidelines, including several issues for which such reporting is mandatory, and include such information on the company’s Web site, which should also include the charters of the audit committee, the nominating committee and the compensation committee. No such provision regarding disclosure of corporate governance differences is required by the Luxembourg Requirements, though the Ten Principles recommends that companies publish the CGC on their website as well as a Corporate Governance Chapter in their annual reports, describing all relevant events connected with corporate governance that took place in the preceding financial year. Pursuant to its CGC, Quinsa will provide factual information with respect to its corporate governance rules, and modifications thereto, together with details of relevant events that took place during the preceding year, in its annual reports.

     Evaluation of Board Performance. Under NYSE Section 303A.09, the Board of Directors must make a self-assessment of its performance at least once a year to determine if it or its Committees are functioning effectively and report thereon. Under Luxembourg law, the board’s performance is evaluated at the annual Shareholders’ meeting, at which the board presents a report and a resolution on the Directors’ discharge of their duties. The Directors are by law responsible for the due performance of their duties and may be liable to Quinsa for mismanagement. Shareholders will in principle individually have no action against Directors except for violation of corporate law or Quinsa’s Articles.  Quinsa’s CGC calls for an annual self-evaluation, conducted by the Board, to determine whether it and its committees are functioning effectively.  The Board shall review the evaluations prepared by each committee and consider any recommendations for proposed changes on an annual basis.

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

     Certifications by the CEO. NYSE Section 303A.12(a) provides that the CEO shall on a yearly basis certify to NYSE that he/she knows of no violation by the company of NYSE rules relating to corporate governance. No such certification is required by the Luxembourg Requirements, or by Quinsa’s Articles or the CGC.

     Notification of Non-fulfillment. Under NYSE Section 303A.12(b), the CEO is required to notify the NYSE in writing whenever any executive officer of the company becomes aware of any substantial non-fulfillment of any applicable provision under NYSE Section 303A. No such provision regarding non-fulfillment of NYSE Section 303A is contained in the Luxembourg Requirements, or by Quinsa’s Articles or the CGC, but Quinsa’s CEO expects to comply with the notice provisions as set forth under NYSE Section 303A.12(b).

     Delegations by the Board. Luxembourg law allows for the Board of Directors to delegate day-to-day management of the business of Quinsa to one or more Directors, officers, managers or other agents who may be, but are not required to be members of the board (acting either alone or jointly). Quinsa’s Articles further allow the board to constitute any committee, members of which may be selected either from among the Directors or outside thereof and determine their functions and authority. The Board of Directors has delegated day – to – day management to its CEO who in turn has set up a management committee operating under his authority.

DOCUMENTS ON DISPLAY

     We file annual and certain other information with the SEC. You may read and copy any document that we file at our public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site at http://www.sec.gov, from where you can access our filings. Our Internet address is http://www.quinsa.com. This Web site is not an integral part of this annual report on Form 20-F.

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

Interest Rate Risk

     Our exposure to interest rate risk is limited to the exposure related to our cash on hand and deposited with banks, and our short-term investments (referred to as cash and cash equivalents) and short-term and long-term obligations, which are tied to market interest rates. As of December 31, 2006, we had cash equivalents and short-term investments of US$249.8 million. Our investment portfolio primarily consists of cash equivalents. Accordingly, the carrying amounts approximate market value.

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

     In view of the nature of our portfolio, a 10% movement in market interest rates would not have a significant impact on the total value of our portfolio as of December 31, 2006. In fact, all other things being equal, a 10% increase in market rates would result in larger interest payments on borrowings of approximately US$385,000 per year.

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

Principal Cash Flows and Related Weighted Average Interest Rates
(amounts in US$ million)
	Average weighted Interest Rate	2007	2008	2009	2010	2011	2012	Total (1)
Fixed rate loans
Dollar-denominated	7.18%	34.8	50.9	35.2	31.4	30.0	30.0	212.3
Local currency-denominated	9.77%	67.6	13.6	0.7	-	-	-	81.9
Total fixed rate loans		102.4	64.5	35.9	31.4	30.0	30.0	294.2

Floating rate loans
Dollar-denominated	10.20%	43.2	0.2	0.2	0.2	0.1	-	43.9

Total floating rate loans		43.2	0.2	0.2	0.2	0.1	-	43.9
Total debt		145.5	64.8	36.0	31.6	30.1	30.0	338.1
Prepaid financial expenses		-	(0.4)	(0.4)	(0.4)	(0.4)	(0.4)	(2.0)
TOTAL		145.5	64.4	35.7	31.2	29.8	29.6	336.1
(1) The carrying amounts of short-term debt and long-term debt approximate their respective fair values.

Commodity Price Exposure

     Agricultural commodities constitute the principal raw materials used in our business, including barley, malt, rice, corn grits and sugar. Other raw materials purchased include aluminum cans and PET bottle. These raw materials are normally purchased through supplier contracts. Prices of agricultural commodities tend to fluctuate due to seasonal, climatic and economic factors that may also affect our business. We believe that the raw materials for our products are readily available from a variety of independent suppliers. We are subject to market risk with respect to the cost of commodities because our ability to recover increased costs through higher pricing may be limited by the competitive environment in which we operate. In addition, we may enter into commodity futures and options contracts as deemed appropriate to reduce the effect of price fluctuations, although we have not done so for significant amounts. However, we may do so in the future. A 10% increase in the price of commodities would reduce our net income for a full year by approximately US$6 million in the event that we were not able to increase prices to compensate.

     For inventory, the following table presents the carrying amount at December 31, 2006 per major category:

Commodity Position on Balance Sheet	Carrying Amount(1)
(in US$ millions)
Barley Inventory	35.7
Cans Inventory	2.1
Malt Inventory	4.7
PET preforms Inventory	2.2
Total	44.8
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

     On January 6, 2002, the Argentine Congress enacted the Public Emergency Law, which amended certain provisions of the Convertibility Law and eliminated the requirement that the Argentine Central Bank’s reserves in gold and foreign currency at all times be equivalent to at least 100% of the monetary base. The Public Emergency Law abolished the U.S. dollar to Argentine peso parity regime and granted the executive branch the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market. The peso now floats freely, although the Argentine Central Bank from time to time enters into the market to minimize fluctuations. From a low of P$2.84 to US$1.00 on June 14, 2003, the peso has since depreciated relative to the dollar, and on August 31, 2007, the peso traded at an exchange rate of P$3.1558 per US$1.00, as published by Central Bank of Argentina.

     Argentine operations accounted for approximately 64.9% of our revenues in 2006 and 66.3% in 2005. Argentine operations accounted for approximately 56.5% of our consolidated operating profit in 2006 and 58.6% in 2005.

      Operating in other international markets involves exposure to movements in other foreign exchange rates, primarily the Bolivian peso, Chilean peso, Paraguayan guaranties and Uruguayan pesos. Changes in foreign exchange rates would have the largest impact on translating our international operating profit into U.S. dollars.

     A 10% devaluation of all of the local currencies in the markets in which we operate would decrease our net income by approximately US$61.1 million, provided that our prices were not increased nor costs decreased to compensate. This calculation does not take into account our hedging activities. Starting in January 2007, our objective is to hedge all recognized exposure to foreign currency movements and commodity price volatility, to the extent permitted by applicable law and by the liquidity (or lack thereof) of each of the markets.

     To date, we have not hedged the value of net investments in foreign currency denominated operations and translated earnings of foreign subsidiaries. Starting in 2006, we hedged a portion of our net debt currency exposure (i.e., dollar-denominated debt minus dollar-denominated cash and cash equivalents). Starting in 2007, we have adopted a policy whereby all foreign currency exposure (including the foreign currency exposure related to projected purchases of raw materials and capital expenditures priced in hard currencies such as the U.S. dollar) is to be hedged, within the possibilities (in terms of market liquidity and regulations) of each of our countries. The use of derivative financial instruments for speculative trading purposes is specifically banned by Company policy.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15T. CONTROLS AND PROCEDURES

a.
Disclosure Controls and Procedures.  We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.  In connection with the preparation of this Annual Report on Form 20-F, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2006.  Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2006.

b.
Management’s Consideration of the Restatement.   As discussed in Note 32 to the consolidated financial statements contained in Item 17 of this Annual Report on Form 20-F, the Company has restated its consolidated financial statements for the year ended December 31, 2005.  In arriving at the conclusion that the Company’s disclosure controls and procedures and internal control over financial reporting were effective as of December 31, 2006, management considered, among other things, the control deficiency associated with the accounting errors in such restated financial statements as they relate to the accounting adjustments related to the acquisition by the Company of the QI(B) shares from BAC.  Management has assessed the control deficiency related to these accounting errors and has concluded that such deficiency did not constitute a material weakness as of December 31, 2006 because management determined that as of December 31, 2006, appropriate controls were designed, in place and operating effectively to prevent or detect a material misstatement of its reconciliation to U.S. generally accepted accounting principles and therefore, the likelihood of such amounts and disclosures being materially misstated was not more than remote.

c.
Management’s Annual Report on Internal Control over Financial Reporting. The management of Quinsa is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a–15(f) and 15d-15(f) under the

Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control–Integrated Framework. Based on this assessment and the criteria set forth in Internal Control–Integrated Framework, management concluded that, as of December 31, 2006, our internal control over the financial reporting was effective.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report on internal control over financial reporting was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report on internal control over financial reporting in this annual report.

d.
Changes in Internal Control over Financial Reporting. There has been no change in Quinsa’s internal control over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that has materially affected, or is reasonably likely to materially affect, Quinsa’s internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The following fees were paid to PricewaterhouseCoopers, our independent auditors, for services rendered during the last two fiscal years (US$ thousands):

	2005	2006
Audit Fees(1)	737.9	692.9
Audit-related Fees(2)	43.2	28.0
Tax Fees(3)	177.0	215.9
All Other Fees(4)	28.5	24.8
___________
(1)	“Audit fees” includes fees for audit or review services in accordance with generally accepted auditing standards, including statutory audit work for foreign operations.
(2)	“Audit-related fees” include services related to the performance of the audit not reported in audit fees.
(3)	“Tax fees” includes fees for tax compliance services.
(4)	“All other fees” includes fees billed related to publication provided to the Company.

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

The Company purchased no equity securities during 2006.

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

4.2	Letter Agreement dated January 13, 2003 between AmBev, BAC and Quinsa (incorporated by reference to Exhibit 2.4 of the Schedule 13D/A relating to Quinsa filed on February 4, 2003 by AmBev).*
4.3	License Agreement dated January 31, 2003 between Quinsa and AmBev (incorporated by reference to our Annual Report on Form 20-F filed on June 27, 2003 as Exhibit 4.4).*
4.4	Distribution Agreement dated January 31, 2003 between Quinsa and AmBev (incorporated by reference to our Annual Report on Form 20-F filed on June 27, 2003 as Exhibit 4.5).*
4.5
Escrow Agreement dated as of January 31, 2003, among BAC, AmBev and The Bank of New York (incorporated by reference to Exhibit 2.10 to Amendment No. 1 to the Schedule 13D relating to Quinsa filed on February 4, 2003 by AmBev).*

4.6
U.S.$150,000,000 Credit Agreement dated as of March 22, 2005 among CMQ and the Branch of Citibank N.A. established in the Republic of Argentina. (incorporated by reference to our Annual Report on Form 20-F filed on June 30, 2005 (as amended on November 23, 2005) as Exhibit 4.9.*

4.7	Agreement dated as of August 3, 2005 among BAC, AmBev and Quinsa. (incorporated by reference to our Annual Report on Form 20-F filed on June 30, 2006 as Exhibit 4.10).*
4.8	Agreement dated as of April 13, 2006 among BAC, AmBev and Quinsa. (incorporated by reference to our Annual Report on Form 20-F filed on June 30, 2006 as Exhibit 4.11).*
8.1	List of Subsidiaries.
10.1
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
_____________
*	Incorporated by reference.

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf

QUILMES INDUSTRIAL (QUINSA), Société Anonyme.
By:	/s/ Gustavo Castelli
Name: Gustavo Castelli Title: Chief Financial Officer

Date: September 14, 2007

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

4.2	Letter Agreement dated January 13, 2003 between AmBev, BAC and Quinsa (incorporated by reference to Exhibit 2.4 of the Schedule 13D/A relating to Quinsa filed on February 4, 2003 by AmBev).*
4.3	License Agreement dated January 31, 2003 between Quinsa and AmBev (incorporated by reference to our Annual Report on Form 20-F filed on June 27, 2003 as Exhibit 4.4).*
4.4	Distribution Agreement dated January 31, 2003 between Quinsa and AmBev (incorporated by reference to our Annual Report on Form 20-F filed on June 27, 2003 as Exhibit 4.5).*
4.5
Escrow Agreement dated as of January 31, 2003, among BAC, AmBev and The Bank of New York (incorporated by reference to Exhibit 2.10 to Amendment No. 1 to the Schedule 13D relating to Quinsa filed on February 4, 2003 by AmBev).*

4.6
U.S.$150,000,000 Credit Agreement dated as of March 22, 2005 among CMQ and the Branch of Citibank N.A. established in the Republic of Argentina. (incorporated by reference to our Annual Report on Form 20-F filed on June 30, 2005 (as amended on November 23, 2005) as Exhibit 4.9.*

4.7	Agreement dated as of August 3, 2005 among BAC, AmBev and Quinsa. (incorporated by reference to our Annual Report on Form 20-F filed on June 30, 2006 as Exhibit 4.10).*
4.8	Agreement dated as of April 13, 2006 among BAC, AmBev and Quinsa. (incorporated by reference to our Annual Report on Form 20-F filed on June 30, 2006 as Exhibit 4.11).*
8.1	List of Subsidiaries.
10.1
Resolution of the Office of Competition, Deregulation and Consumer Advocacy of the Ministry of Production of the Republic of Argentina regarding the business combination of AmBev and Quinsa—English Translation (incorporated by reference to Exhibit 2.09 to Amendment No. 1 to the Schedule 13D relating to Quinsa filed on February 4, 2003 by AmBev).*

11.1	Code of Ethics (incorporated by reference to our Annual Report on Form 20-F filed on June 30, 2004 as Exhibit 11.1).*
12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of A.C. Nielsen Argentina S.A.
15.2	Consent of A.C. Nielsen Chile.
15.3	Consent of CCR/IRI.
15.4	Consent of A.C. Nielsen Uruguay.
15.5	Consent of CIES Internacional.
______________
*	Incorporated by reference.

Quilmes Industrial Société Anonyme
Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004

84 Grand rue L-I 660,
Grand Duchy of Luxembourg.

Report of Independent Registered Public Accounting Firm

To the Shareholders of
Quilmes Industrial (QUINSA) Société Anonyme

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of Quilmes Industrial (QUINSA) Société Anonyme and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with International Financial Reporting Standards.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented, as restated, in Note 32 to the consolidated financial statements.

PRICE WATERHOUSE & Co. S.R.L.

by      /s/ Marcelo de Nicola (Partner)
Marcelo de Nicola

Buenos Aires, Argentina.

September 5, 2007

Index to the consolidated financial statements

Note		Page	Note		Page
	Consolidated balance sheet	4	5	Segment information	16
	Consolidated income statement	5	6	Property, plant and equipment	19
	Consolidated statement of changes in equity	6	7	Intangible assets	20
	Consolidated cash flows statement	7	8	Investments in associates companies	21
	Notes to the consolidated financial statements:	9	9	Trade and other receivables	22
1	General information	9	10	Inventories	22
2	Summary of significant accounting policies:	9	11	Investments in financial assets	23
	2.1 Basis of preparation 2.2 Consolidation	9 9	12 13	Other financial assets at fair value through profit or loss Cash and cash equivalents	23 24
	2.3 Segment reporting 2.4 Foreign currency translation	10 10	14 15	Share capital Other reserves	24 25
	2.5 Property, plant and equipment	10	16	Trade and other payables	25
	2.6 Intangible assets	11	17	Borrowings	26
	2.7 Impairment of non-financial assets	11	18	Deferred income tax	27
	2.8 Financial assets	11	19	Provisions	28
	2.9 Derivatives	11	20	Other operating income	29
	2.10 Inventories	12	21	Expenses by nature	30
	2.11 Trade and other receivables	12	22	Employee benefit expense	30
	2.12 Cash and cash equivalents	12	23	Finance costs, net	30
	2.13 Share Capital	12	24	Income tax expense	31
	2.14 Trade and other payables	12	25	Earnings per share	31
	2.15 Borrowings	12	26	Dividends per share	32
	2.16 Income tax –current and deferred	13	27	Contingencies	32
	2.17 Employee benefits	13	28	Commitments	32
	2.18 Provisions 2.19 Revenue recognition	13 14	29 30	Related-party transactions Summary of the Quinsa group of companies	32 33
	2.20 Leases 2.21 Dividend distribution	14 14	31	Agreement for the integration of operations with AmBev - National Commission for the Defense of Competition	34
3	2.22 New accounting standards and IFRIC interpretations Financial risk management	14 15	32	Reconciliation of net income and shareholders’ equity to US GAAP	35
	3.1 Financial risk factors	15
	3.2 Fair value estimation	16
4	Critical accounting estimates and assumptions	16

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2006 and 2005 (all amounts in millions of U.S. dollars)

Consolidated balance sheet

	Note	At 31 December 2006	At 31 December 2005
ASSETS Non-current assets
Property, plant and equipment	6	625.3	609.7
Goodwill	7	174.5	168.7
Intangible assets	7	157.8	170.0
Investment in associates companies	8	1.2	1.2
Deferred income tax assets	18	32.9	57.5
Investments in financial assets	11	3.0	46.2
Trade and other receivables	9	48.0	3.4
		1.042.7	1.056.7
Current assets
Inventories	10	118.7	109.4
Trade and other receivables	9	123.6	90.1
Other financial assets at fair value through profit or loss	12	-	3.4
Investments in financial assets	11	43.1	6.8
Cash and cash equivalents	13	249.8	152.7
		535.2	362.4
Total assets		1.577.9	1.419.1

EQUITY Capital and reserves attributable equity holders of the Company
Share capital	14	34.7	34.7
Share premium	14	6.5	6.5
Treasury shares	14	(53.6)	(54.8)
Legal reserve		3.5	3.5
Other reserves	15	(5.9)	(19.7)
Retained earnings		646.9	520.5
		632.1	490.7
Minority interest in equity		84.6	72.0
Total equity		716.7	562.7
LIABILITIES Non-current liabilities
Borrowings	17	190.6	296.0
Deferred income tax liabilities	18	123.4	131.8
Provisions and other liabilities	19	68.4	43.9
		382.4	471.7
Current liabilities
Trade and other payables	16	213.9	192.0
Current income tax liabilities		109.5	84.3
Borrowings	17	145.5	96.8
Provisions and other liabilities	19	9.9	11.6
		478.8	384.7
Total liabilities		861.2	856.4
Total equity and liabilities		1.577.9	1.419.1
The accompanying notes are an integral part of these consolidated financial statements.

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

Consolidated income statement

		Years ended 31 December
		2006	2005	2004
Revenues	5	1.166.3	954.3	765.2
Cost of sales	21	(474.7)	(406.2)	(352.5)
Gross profit		691.6	548.1	412.7
Other operating income	20	15.3	5.7	5.4
Selling and marketing costs	21	(265.0)	(217.2)	(180.4)
Administrative expenses	21	(73.7)	(54.8)	(49.8)
Other operating expenses	21	(4.6)	(7.7)	(18.8)
Operating profit		363.6	274.1	169.1
Finance costs, net	23	(49.9)	(40.7)	(30.5)
Share of profit of associates		-	0.1	-
Profit before income tax		313.7	233.5	138.6
Income tax expense	24	(113.2)	(71.9)	(33.2)
Profit for the year		200.5	161.6	105.4

Attributable to:
Equity holders of the Company		165.8	131.4	81.7
Minority interest		34.7	30.2	23.7
		200.5	161.6	105.4
Earnings per share for profit attributable to the equity holders of the Company during the year (expressed in US$ per share)
– basic and diluted – Class A shares	25	0.153	0.119	0.072
– basic and diluted – Class B Shares	25	1.533	1.171	0.627

The accompanying notes are an integral part of these consolidated financial statements.

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2006, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

Consolidated statement of changes in equity

	Note	Attributable to equity holders of the Company						Minority interest	Total equity
		Share capital	Share Premium	Treasury shares	Legal reserve	Other reserves	Retained earnings
Balance at 1 January 2004		41.7	200.5	(62.2)	3.4	-	336.9	132.5	652.8
Currency translation differences	15	-	-	-	-	(15.4)	-	(1.9)	(17.3)
Legal Reserve increase		-	-	-	0.8	-	(0.8)	-	-
Purchase of treasury shares	14	-	-	(128.7)	-	-	-	-	(128.7)
Purchase of minority interest		-	-	-	-	-	-	(16.1)	(16.1)
Dividend paid	26	-	-	-	-	-	(11.0)	(8.4)	(19.4)
Profit for the year	5	-	-	-	-	-	81.7	23.7	105.4
Balance at 31 December 2004		41.7	200.5	(190.9)	4.2	(15.4)	406.8	129.8	576.7

Balance at 1 January 2005		41.7	200.5	(190.9)	4.2	(15.4)	406.8	129.8	576.7
Currency translation differences	15	-	-	-	-	(4.3)	-	0.3	(4.0)
Purchase of treasury shares	14	-	-	(65.6)	-	-	-	-	(65.6)
Share capital reduction	14	(7.0)	(194.0)	201.7	(0.7)	-	-	-	-
Purchase of minority interest		-	-	-	-	-	-	(29.7)	(29.7)
Cash paid to minority shareholders		-	-	-	-	-	-	(16.1)	(16.1)
Dividend paid	26	-	-	-	-	-	(17.7)	(42.5)	(60.2)
Profit for the year	5	-	-	-	-	-	131.4	30.2	161.6
Balance at 31 December 2005		34.7	6.5	(54.8)	3.5	(19.7)	520.5	72.0	562.7

Balance at 1 January 2006		34.7	6.5	(54.8)	3.5	(19.7)	520.5	72.0	562.7
Currency translation differences	15	-	-	-	-	13.8	-	2.0	15.8
Cash paid to minority shareholders		-	-	-	-	-	-	(0.7)	(0.7)
Dividend paid	14, 26	-	-	1.2	-	-	(39.4)	(23.4)	(61.6)
Profit for the year	5	-	-	-	-	-	165.8	34.7	200.5
Balance at 31 December 2006		34.7	6.5	(53.6)	3.5	(5.9)	646.9	84.6	716.7

The accompanying notes are an integral part of these consolidated financial statements.

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2006, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

Consolidated cash flows statement

		Years ended 31 December
	Note	2006	2005	2004
OPERATING ACTIVITIES

Profit for the year		200.5	161.6	105.4
Adjustments for :
Depreciation and amortization	21	94.8	98.8	96.3
Income tax	24	113,2	71.9	33.2
Interest expenses		30.5	30.9	21.8
Fair value (gains)/ loss on other financial assets at fair value		-	(0.4)	0.7
Interest gain other financial assets		-	(0.2)	-
Share of profit of associates		-	(0.1)	-
Net gain from sale of intangible assets	20	(14.3)	-	-
Net gain from sale of property, plant and equipment	20	8.5	(4.3)	(1.7)
Recovery of provisions	20	(9.2)	-	-
Other non cash items		60,2	30.1	21.9
Unrealized foreign exchange losses		2.2	4.6	0.2
Currency translation adjustment		2,5	(3.9)	(6.1)

Changes in working capital:
Increase in inventories		(8.3)	(25.2)	(15.9)
Increase in trade and other receivables		(75.2)	(16.5)	(4.9)
Increase in trade and other payables		21.9	37.7	18.3
Decrease in provisions and other liabilities		(34.1)	(9.8)	(2.9)

Interest paid		(30.2)	(27.5)	(18.5)
Income tax paid		(63.3)	(18.0)	(16.2)

Cash flows provided by operating activities		299.7	329.7	231.6

INVESTING ACTIVITIES

Acquisition of property, plant and equipment	5	(142.0)	(126.8)	(72.2)
Acquisition of minority interest		-	(114.5)	(31.5)
Acquisition of intangible assets	5	-	(8.0)	-
Proceeds from investment in financial assets		7.0	55.8	-
Purchase of investment in financial assets		3.4	-	(51.1)
Cash paid to minority shareholders		(0.7)	(16.1)	-
Proceeds from disposal of intangible assets		14,3	-	-
Proceeds from disposal of property, plant and equipment		37.4	16.6	29.7

Cash flows used in investing activities		(80.6)	(193.0)	(125.1)

FINANCING ACTIVITIES

Dividends paid to company’s shareholders		(38.2)	(17.7)	(11.0)
Dividends paid to minority interest		(23.4)	(42.5)	(8.4)
Purchase of treasury shares	14	-	(65.6)	(128.7)
Proceeds from borrowings		52.9	295.0	198.4
Payment of borrowings		(109.7)	(271.4)	(177.0)

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2006, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

Cash flows used in financing activities	(118.4)	(102.2)	(126.7)

Net increase (decrease) in cash and cash equivalents	100.7	34.5	(20.2)

Cash and cash equivalents less overdrafts at beginning of year	151.7	116.8	137.8
Effect of exchange rate and currency translations adjustment	(2.6)	0.4	(0.8)

Cash and cash equivalents less overdrafts at end of years	249.8	151.7	116.8

The accompanying notes are an integral part of these consolidated financial statements.

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2006, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

Notes to the consolidated financial statements

1.  General information

Quilmes Industrial Société Anonyme (‘Quinsa’) is a multinational brewer and marketer of beer and other beverages, including soft drinks and bottled water. The vast majority of the Quinsa's volume is sold in Argentina to independent distributors and retailers. Quinsa and its subsidiaries (together the ‘Company’) have significant operations in the combined Southern Cone markets of Argentina, Bolivia, Chile, Paraguay and Uruguay.

Quinsa is a corporation (Societé Anonyme) domiciled in Luxembourg. The address of its registered office is 84 Grand rue L-I 660, Luxembourg.
The Company has its class A and class B shares listed on the Luxembourg stock exchange (Reuters code: QUIN.LU), and its American Depositary Shares are listed on the New York Stock Exchange (NYSE: LQU).

These consolidated financial statements have been approved for issue by the Board of Directors on June 1st, 2007.
2.   Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU, to reflect the consolidated financial position and consolidated results of operations of Quinsa, a Luxembourg holding company (a corporation organized under the laws of the Grand-Duchy of Luxembourg), and its majority-owned and controlled foreign subsidiaries. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities at fair value through profit or loss.

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
(a)Subsidiaries
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

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Subsidiaries’ accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Company.

(b)Transactions and minority interests
The Company applies a policy of treating transactions with minority interests as transactions with parties external to the Company. Disposals to minority interests result in gains and losses for the Company that are recorded in the income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

(c)Associates
Associates are all entities over which the Company has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost.

The Company’s share of its associates’ post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Company’s share of losses in an associate equals or exceeds its interest in the associate,

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2006, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

including any other unsecured receivables, the Company does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

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

2.4 Foreign currency translation
(a) Functional and presentation currency
Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the ‘functional currency’). The consolidated financial statements are presented in US dollar (“US$”), which is Quinsa’s presentation and functional currency.

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
(ii)     income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognised as a separate component of equity (cumulative translation difference).
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

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

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
An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2006, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

estimated recoverable amount (see Note 2.7).

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

Goodwill is allocated to cash-generating units for the purpose of impairment testing. Each of those cash-generating units represents the Company’s investment in each business operation in accordance with the segment information disclosed in Note 5.

(b) Trademarks and licences
Trademarks and licences are recognised at cost. They have a finite useful life and are carried at cost less accumulated amortization and any accumulated impairment losses. Amortization is calculated using the straight-line method to allocate the cost of trademarks and licences over their estimated useful lives (ranging between ten and twenty years).

2.7 Impairment of non-financial assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment and whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. Assets that are subject to amortization are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable.

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

2.8 Financial assets

The Company classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a) Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term.  Derivatives are classified as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.

(b) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and with no intention of trading. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet (see Note 2.11).

(c) Held-to-maturity investments
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity.

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

2.9 Derivatives

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Company designates certain derivatives as either:

(a) hedges of the fair value of recognised liabilities (fair value hedge);

(b) hedges of a particular risk associated with a recognised liability or a highly probable forecast transaction (cash flow hedge); or

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2006, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

(c) hedges of a net investment in a foreign operation (net investment hedge). (d) derivatives at fair value through profit or loss
The Company documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining hedged item is more than 12 months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability. At December 31, 2006 the Company does not hold certain derivative instruments that qualify for hedge accounting that are accounted for at fair value through profit or loss. Changes in the fair value of these derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement within other gains/(losses) – net.

2.10 Inventories

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

2.11 Trade and other receivables

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

2.12 Cash and cash equivalents

Cash and cash equivalents comprise cash balances and deposits held at call with bank, other short term highly liquid investments with original maturity of three months or less. For the purpose of the statement of cash flow, cash and cash and equivalents are presented net of bank overdrafts.

2.13 Share capital
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

2.14 Trade and other payables
Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.
2.15 Borrowings

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

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2006, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

least 12 months after the balance sheet date.

2.16 Income tax – current and deferred

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

2.17 Employee benefits

a) Short-term employee benefits
These include benefits such as wages, salaries and social security contributions. Amounts payable are included in “Trade and other payables”.
b) Social security contributions
Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans to which employees may elect to contribute. As stipulated by Argentine Law, (Cervecería y Maltería Quilmes S.A.I.C.A y G. or “CMQ”) makes monthly contributions calculated based on each employee's salary to fund such plans. The related amounts are expensed as incurred. No additional liabilities exist once the contributions are paid.

The Company has a pension benefit plan for top management retired employees through which they receive a pension benefit from government pension plans and/or private fund managed plans (Pension Funds). Under the features of the plan, participants elect the amount of their voluntary contributions that will be destined to the fund, and the Company compromised itself to equal the employee contribution to the fund. If the employee resigns or is fired with a legal cause, looses the right to receive the pension benefit, and will only receive his or her voluntary contributions.

This plan was suspended during 2005 due to the economic crisis in Argentina and reactivated from January 2006. On March 2006, Argentina´s subsidiary (CMQ) signed a contract with Royal Bank of Canada Trust Corporation Limited for the administration of the funds. At December 2006, the Company has booked a provision of US$ 1.0 which is included in “Other  provisions” (see Note 19.1.).

c) Employees severance indemnity
It includes the liability accrued on behalf of Quinsa’s Bolivian subsidiaries’ employees at the balance sheet date in accordance with current legislation, which establishes payment of indemnity based on length of service equivalent to a monthly salary per year of service to personnel retiring voluntarily after at least five uninterrupted years of work.

Additionally, by means of the “Convenio Cervecero” (which operates in Argentina’s subsidiary) the Company has the obligation to make a lump sum payment to certain qualifying employees when they retire if they comply with certain requirements (i.e.: a minimum service period of ten years).

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

2.18 Provisions

Provisions for restructuring costs, commercial agreements and legal claims are recognised when: the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Generally, accruals are based on developments to date, Quinsa’s estimates of the outcomes of these matters and the advice of Quinsa’s legal advisors. Provisions are not recognised for future operating losses.

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2006, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

2.19 Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Company’s activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the Company.

The Company recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Company´s activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Company bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

(a) Sales of goods – wholesale
Sales of goods are recognised when the Company has delivered products to the customer; the customer has accepted the products; and collectibility of the related receivables is reasonably assured.

(b) Interest income
Interest income is recognised on a time-proportion basis using the effective interest method.

2.20 Leases
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

(b) The Company is the lessor
When assets are leased under a finance lease, the present value of the minimum lease payments is recognised as a receivable. The difference between the gross receivable and the present value of the receivable is recognised as unearned finance income. Lease income is recognised over the term of the lease using the net investment method, which reflects a constant periodic rate of return (See Note 9).

2.21 Dividend distribution

As mentioned in Note 14 the dividends that Quinsa may pay to its shareholders are based on its stand-alone financial statements rather than on its consolidated financial statements.

Dividend distribution to the Company’s shareholders is recognised as a liability in the Company’s financial statements in the period in which the dividends are approved by the Company’s shareholders.

2.22 New accounting standards and IFRIC interpretations

(a) Standards, amendments and interpretations effective in 2006 but not relevant
The following standards, amendments and interpretations are mandatory for accounting periods beginning on or after 1 January 2006 but are not relevant to the Company’s operations:

▪ IAS 19 (Amendment), Employee Benefits, is mandatory for the Company’s accounting periods beginning on or after 1 January 2006. It introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. As the Company does not intend to change the accounting policy adopted for recognition of actuarial gains and losses and does not participate in any multi-employer plans, adoption of this amendment only impacts the format and extent of disclosures presented in the accounts.
▪ IAS 21 (Amendment), Net Investment in a Foreign Operation;
▪ IAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intragroup Transactions;
▪ IAS 39 (Amendment), The Fair Value Option;
▪ IAS 39 and IFRS 4 (Amendment), Financial Guarantee Contracts;
▪ IFRS 1 (Amendment), First-time Adoption of International Financial Reporting Standards and IFRS 6 (Amendment), Exploration for and Evaluation of Mineral Resources;
▪ IFRS 6, Exploration for and Evaluation of Mineral Resources;
▪ IFRIC 4, Determining whether an Arrangement contains a Lease;
▪ IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds; and

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2006, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

▪ IFRIC 6, Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment.
(b) Standards and interpretations to existing standards that are not yet effective and have not been early adopted by the Company
The following interpretations to existing standards have been published that are mandatory for the Company’s accounting periods beginning on or after 1 May 2006 or later periods but that the Company has not early adopted:

▪ IFRIC 8, Scope of IFRS 2 (effective for annual periods beginning on or after 1 May 2006).IFRIC 8 requires consideration of transactions involving the issuance of equity instruments – where the identifiable consideration received is less than the fair value of the equity instruments issued – to establish whether or not they fall within the scope of IFRS 2. The Company will apply IFRIC 8 from 1 January 2007, but it is not expected to have any impact on the Company’s accounts;

▪ IAS 23, Borrowings costs (revised on 29 March 2007). The main change from the previous version is the removal of the option of immediately recognizing as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. The revised standard applies to borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after 1 January 2009.  Earlier application is permitted.

▪ IFRS 8, Operating Segments. The International Accounting Standard Board has issued IFRS 8 Operating Segments.  IFRS 8 replaces IAS 14 and aligns segment reporting with the requirements of the US standard SFAS 131 Disclosures about Segments of an Enterprise and Related Information. IFRS 8 is applicable for annual periods beginning on or after 1 January 2009.  Earlier application is permitted.

(c) Standards and interpretations to existing standards that are not yet effective and not relevant for the Company’s operations
The following interpretations to existing standards have been published that are mandatory for the Company’s accounting periods beginning on or after 1 May 2006 or later periods but are not relevant for the Company’s operations:

▪    IFRIC 7, Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies (effective from 1 March 2006). IFRIC 7 provides guidance on how to apply the requirements of IAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional currency, when the economy was not hyperinflationary in the prior period. As none of the group entities have a currency of a hyperinflationary economy as its functional currency, IFRIC 7 is not relevant to the Company’s operations; and
▪    IFRIC 9, Reassessment of Embedded Derivatives (effective for annual periods beginning on or after 1 June 2006). IFRIC 9 requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. As none of the group entities have changed the terms of their contracts, IFRIC 9 is not relevant to the Company’s operations.
▪    IFRIC 10, Interim Financial Reporting and Impairment (effective for annual periods beginning on or after 1 November 2006). IFRIC 10 prohibits the impairment losses recognised in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. The Company will apply IFRIC 10 from 1 January 2007, but it is not expected to have any impact on the Company’s accounts.
▪    IFRS 7, Financial Instruments: Disclosures, and the complementary Amendment to IAS 1, Presentation of Financial Statements – Capital Disclosures, were early adopted in 2006. IFRS 7 introduces new disclosures relating to financial instruments. This standard does not have any impact on the classification and valuation of the Company’s financial instruments.

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

The Board of Directors provides the principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest-rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investing excess liquidity. Risk management is carried out by a central treasury department (Company Treasury) who identifies, evaluates and decides whether or not to hedge financial risks in close co-operation with the Company’s operating entities.

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

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2006, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.

(d) Cash flow and fair value interest rate risk
The Company’s cash flow interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk. At December 31, 2006, the Company has approximately 98% of its borrowings in fixed rate instruments (2005: 82% of borrowings at fixed rate instruments).

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

(a) Estimated impairment of goodwill
The Company tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 2.7. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates (see Note 7).

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

5. Segment information

(a) Primary reporting format –geographical segments
At 31 December 2006, the Company is organised into six main geographical segments based on where the products are produced (where the facilities are located): (1) Argentina (includes beer, soft drinks and other beverages and others); (2) Bolivia (includes beer); (3) Paraguay (includes beer and glass); (4) Uruguay (includes beer and soft drinks); (5) Chile (includes beer) and (6) Other countries.

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2006, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

The segment results for the year ended 31 December 2006 are as follows:

	Argentina	Bolivia	Paraguay	Uruguay	Chile	Other Countries	Total
Total gross segment sales	770.2	158.7	149.1	62.1	46.6	-	1,186.7
Inter-segment sales	(13.8)	(1.8)	(4.8)	-	-	-	(20.4)
Net Sales	756.4	156.9	144.3	62.1	46.6	-	1,166.3
Operating profit	205.3	82.6	79.5	17.3	(5.7)	(15.4)	363.6
Finance costs – net							(49.9)
Share of profit of associates (Note 8)	-	-	-	-	-	-	-
Profit before income tax							313.7
Income tax expense							(113.2)
Profit for the year							200.5

The segment results for the year ended 31 December 2005 are as follows:
	Argentina	Bolivia	Paraguay	Uruguay	Chile	Other Countries	Total
Total gross segment sales	643.5	125.7	109.7	52.0	35.6	-	966.5
Inter-segment sales	(10.7)	(1.1)	(0.4)	-	-	-	(12.2)
Net Sales	632.8	124.6	109.3	52.0	35.6	-	954.3
Operating profit	160.5	57.0	53.9	14.4	(3.0)	(8.7)	274.1
Finance costs – net							(40.7)
Share of profit of associates (Note 8)	-	-	-	0.1	-	-	0.1
Profit before income tax							233.5
Income tax expense							(71.9)
Profit for the year							161.6

The segment results for the year ended 31 December 2004 are as follows:
	Argentina	Bolivia	Paraguay	Uruguay	Chile	Other Countries	Total
Total gross segment sales	513.3	108.0	94.4	36.7	23.0	-	775.4
Inter-segment sales	(7.4)	(0.4)	(2.4)	-	-	-	(10.2)
Net Sales	505.9	107.6	92.0	36.7	23.0	-	765.2
Operating profit	88.5	41.3	42.9	6.0	(1.0)	(8.6)	169.1
Finance costs – net							(30.5)
Share of profit of associates	-	-	-	-	-	-	-
Profit before income tax							138.6
Income tax expense							(33.2)
Profit for the year							105.4

Other segment items included in the income statement are as follows:
	Year ended 31 December 2006
	Argentina	Bolivia	Paraguay	Uruguay	Chile	Other Countries	Total
Depreciation (Note 6)	(56.9)	(9.0)	(7.3)	(4.3)	(3.3)	-	(80.8)
Amortization (Note 7)	(5.1)	(5.5)	-	-	-	(3.4)	(14.0)
Impairment of trade receivables (Notes 19.2 and 21)	(0.1)	-	(0.6)	(0.8)	(0.1)	-	(1.6)
Profit sharing (Note 22)	(18.9)	(0.2)	(0.1)	(0.1)	(0.6)	(8.4)	(28.3)

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2006, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

	Year ended 31 December 2005
	Argentina	Bolivia	Paraguay	Uruguay	Chile	Other Countries	Total
Depreciation (Note 6)	(61.8)	(9.5)	(7.4)	(3.4)	(2.8)	-	(84.9)
Amortization (Note 7)	(4.2)	(6.5)	-	-	-	(3.2)	(13.9)
Impairment of trade receivables (Notes 19.2 and 21)	-	-	-	(1.0)	(1.0)	-	(2.0)
Profit sharing (Note 22)	(12.5)	(0.4)	(0.2)	(0.1)	(0.2)	-	(13.4)

	Year ended 31 December 2004
	Argentina	Bolivia	Paraguay	Uruguay	Chile	Other Countries	Total
Depreciation	(63.2)	(7.9)	(7.9)	(1.9)	(1.7)	-	(82.6)
Amortization	(3.9)	(6.5)	-	-	-	(3.3)	(13.7)
Impairment of trade receivables (Notes 21)	(0.9)	-	(0.4)	(0.8)	(0.3)	-	(2.4)
Profit sharing (Note 22)	(9.4)	(0.2)	(0.5)	(0.2)	(0.2)	-	(10.5)

Inter-segment transfers or transactions are entered into under the normal commercial terms and conditions that would also be available to unrelated third parties.

The segment assets and liabilities and capital expenditure for the year ended 31 December 2006 are as follows:
	Argentina	Bolivia	Paraguay	Uruguay	Chile	Other Countries	Total
Assets	892.7	256.4	181.3	57.0	40.3	149.0	1,576.7
Associates	-	-	-	1.2	-	-	1.2
Total assets	892.7	256.4	181.3	58.2	40.3	149.0	1,577.9
Liabilities	607.0	79.1	54.3	53.4	22.3	45.1	861.2
Capital expenditure (Notes 6 and 7)	100.5	11.9	8.8	11.3	9.5	-	142.0

The segment assets and liabilities and capital expenditure for the ended 31 December 2005 are as follows:
	Argentina	Bolivia	Paraguay	Uruguay	Chile	Other Countries	Total
Assets	829.0	237.6	140.7	61.4	31.5	117.7	1,417.9
Associates	-	-	-	1.2	-	-	1.2
Total assets	829.0	237.6	140.7	62.6	31.5	117.7	1,419.1
Liabilities	626.7	79.2	47.3	35.7	25.7	41.8	856.4
Capital expenditure (Notes 6 and 7)	92.5	14.8	13.9	8.1	5.5	-	134.8

The segment assets and liabilities and capital expenditure for the ended 31 December 2004 are as follows:
	Argentina	Bolivia	Paraguay	Uruguay	Chile	Other Countries	Total
Assets	578.0	283.5	164.6	62.8	20.5	202.0	1,311.4
Associates	-	-	-	1.1	-	-	1.1
Total assets	578.0	283.5	164.6	63.9	20.5	202.0	1,312.5
Liabilities	520.5	79.1	34.9	37.4	10.9	53.0	735.8
Capital expenditure	48.3	8.9	8.2	4.1	2.7	-	72.2

Segment assets include all assets and all liabilities of each of the countries. Capital expenditure comprises additions to property, plant and equipment (Note 6) and intangible assets (Note 7).
(b) Secondary reporting format – business segments
The Company’s six geographical segments are organized into three main business segments: (1) Beer; (2) Soft drinks and other beverages, including bottled water; and (3) Other (including agro-industry products and glass).

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2006, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

Net Sales	2006	2005	2004
Beer	837.9	704.7	582.6
Soft drinks and other beverages	311.8	241.5	177.2
Other	16.6	8.1	5.4
	1,166.3	954.3	765.2

Total assets	At 31 December 2006	At 31 December 2005	At 31 December 2004
Beer	887.9	864.2	767.3
Soft drinks and other beverages	198.9	175.9	157.6
Other	115.0	80.9	63.3
	1,201.8	1,121.0	988.2
Associates (Note 8)	1.2	1.2	1.1
Unallocated assets	374.9	296.9	323.2
	1,577.9	1,419.1	1,312.5
Total assets are allocated based on where the assets are used.

Capital expenditure	2006	2005	2004
Beer	89.1	73.6	59.0
Soft drinks and other beverages	37.9	40.1	10.2
Other	15.0	21.1	3.0
	142.0	134.8	72.2

Capital expenditure is allocated based on where the assets are used.
6.	Property, plant and equipment

	Land & buildings	Machinery, plant and equipment	Bottles and crates	Work in progress	Total
Year ended December 31, 2005
Cost
Values at the beginning of the year	208.6	527.3	104.2	5.0	845.1
Exchange differences	(1.5)	(1.5)	0.9	(1.0)	(3.1)
Additions	0.5	20.5	34.4	71.4	126.8
Disposals	(5.5)	(4.0)	(11.3)	-	(20.8)
Transfers	5.3	29.2	0.1	(34.6)	-
Value at the end of the year	207.4	571.5	128.3	40.8	948.0

Depreciation
Accumulated at the beginning of the year	9.7	193.3	58.1	-	261.1
Exchange differences	0.1	(0.2)	0.9	-	0.8
Depreciation charge (Note 21)	5.0	62.5	17.4	-	84.9
Disposals	-	(2.4)	(6.1)	-	(8.5)
Accumulated at the end of the year	14.8	253.2	70.3	-	338.3
At 31 December 2005	192.6	318.3	58.0	40.8	609.7

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2006, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

Year ended December 31, 2006
Cost
Values at the beginning of the year	207.4	571.5	128.3	40.8	948.0
Exchange differences	0.2	4.8	0.1	1.0	6.1
Additions	3.5	19.6	36.9	82.0	142.0
Disposals	(22.8)	(34.8)	(17.8)	-	(75.4)
Transfers	25.1	66.7	-	(91.8)	-
Value at the end of the year	213.4	627.8	147.5	32.0	1,020.7

Depreciation
Accumulated at the beginning of the year	14.8	253.2	70.3	-	338.3
Exchange differences	(0.1)	0.5	(0.3)	-	0.1
Depreciation charge (Note 21)	5.7	55.3	19.8	-	80.8
Disposals	(1.8)	(12.9)	(9.1)	-	(23.8)
Accumulated at the end of the year	18.6	296.1	80.7	-	395.4
At 31 December 2006	194.8	331.7	66.8	32.0	625.3

Depreciation expense of US$ 49.1 (2005: US$ 57.0) has been charged in cost of goods sold; US$ 27.3 (2005: US$ 23.8) in selling and marketing costs; and  US$ 4.4 (2005: US$ 4.1) in administrative expenses.

7.	Intangible assets

	Goodwill	Trademarks & licences	Total
Year ended December 31, 2005
Cost
Values at the beginning of the year	85.1	239.5	324.6
Exchange differences	(1.2)	(1.5)	(2.7)
Additions (1)	84.8	8.0	92.8
Value at the end of the year	168.7	246.0	414.7

Amortization
Accumulated at the beginning of the year	-	62.4	62.4
Exchange differences	-	(0.3)	(0.3)
Amortization charge (Note 21)	-	13.9	13.9
Accumulated at the end of the year	-	76.0	76.0
At 31 December 2005	168.7	170.0	338.7

Year ended December 31, 2006
Cost
Values at the beginning of the year	168.7	246.0	414.7
Exchange differences	5.7	2.2	7.9
Additions	0.1	-	0.1
Disposals	-	(1.9)	(1.9)
Value at the end of the year	174.5	246.3	420.8

Amortization
Accumulated at the beginning of the year	-	76.0	76.0
Exchange differences	-	0.3	0.3
Amortization charge (Note 21)	-	14.0	14.0
Disposals	-	(1.8)	(1.8)
Accumulated at the end of the year	-	88.5	88.5
At 31 December 2006	174.5	157.8	332.3

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2006, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

1 On August 3, 2005 Quinsa announced that it had entered into an agreement with its controlling shareholders BAC and AmBev pursuant it has agreed to purchase from BAC its 5.32% equity interest in QI(B) for a preliminary price of US$ 110. Upon completion of this transaction, Quinsa owns 92.95% of QI(B) and AmBev owns the remaining 7.05%. The goodwill recognized, based on the final purchase price of US$ 114.5, amounted to US$ 84.8.

2 Amortization of US$ 14.0 (2005: US$ 13.9) is included in Selling and Marketing costs of the income statement.

	At 31 December 2006			At 31 December 2005
	Beer	Soft drinks and other beverages	Total	Beer	Soft drinks and other beverages	Total
Argentina	77.2	8.5	85.7	78.6	6.5	85.1
Bolivia	27.3	-	27.3	28.6	-	28.6
Paraguay	43.4	-	43.4	36.6	-	36.6
Uruguay	17.3	0.8	18.1	17.5	0.9	18.4
Chile	-	-	-	-	-	-
Holdings	-	-	-	-	-	-
	165.2	9.3	174.5	161.3	7.4	168.7

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flows projections covering a ten-year period. The first year was based on financial budgets for each of the countries, approved by management, the rest of the years were extrapolated using the estimated growth rates. The net present values of the projections corresponding to each country were compared with each CGU.

(b) Key assumptions used for value-in-use calculations
	Beer
	Argentina	Bolivia	Paraguay	Uruguay
Gross margin[1]	63%	72%	68%	64%
Discount rate[2]	11.4%	12.3%	11.6%	11.1%

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

8.	Investments in associates companies

At 1 January 2005	1.1
Share profit of associates	0.1
At 31 December 2005	1.2

At 1 January 2006	1.2
Share profit of associates	-
At 31 December 2006	1.2

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2006, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

9.	Trade and other receivables

	At 31 December 2006	At 31 December 2005
Trade receivables	70.1	61.5
Less provision for impairment of receivables (Notes 19.2)	(7.6)	(8.8)
Trade receivables – net	62.5	52.7
Prepayments and suppliers advances	6.6	23.3
Receivables from related parties (Note 29)	6.3	0.8
Financial leases receivables [1]	1.0	1.2
Tax and legal claims receivables	6.8	4.6
Other receivables – PepsiCo	9.8	6.0
Other receivables – Inversora Cervecera S.A. (Note 31)	55.9	-
Other receivables [2]	22.7	4.9
	171.6	93.5
Less non-current portion: trade receivables (Note 31)	(48.0)	(3.4)
Current portion	123.6	90.1

1 The maturity of non-current financial leases fair value is as follows:
	At 31 December 2006	At 31 December 2005
Between 1 and 2 years	0.7	0.3
Between 2 and 5 years	-	0.6
	0.7	0.9

The financial leases receivables’ fair values are the following:
	2006	2005
Non-current
Financial leases receivables	0.7	1.0
Unexpended financial cost	-	(0.1)
	0.7	0.9

	2006	2005
Current
Financial leases receivables	0.3	0.3
Unexpended financial cost	-	-
	0.3	0.3

[2] Includes provision for impairment of other receivables for US$ 0.8 (2005: US$ 1.7). See Note 19.2. The Company has recognised a charge of US$ 1.9 (2005: US$ 2.3) for impairment of its trade and other receivables. The charge has been included in ‘Selling and marketing costs’ in the income statement. See Notes 19.2 and 21.
There is no concentration of credit risk with respect to trade receivables, as the Company has a large number of internationally dispersed customers.

10.	Inventories

	At 31 December 2006	At 31 December 2005
Raw materials, materials and spare parts [1]	88.3	81.6
Work in progress	7.5	6.5
Finished goods	22.9	21.3
	118.7	109.4
The cost of inventories recognised as expense and included in ‘Cost of sales’ amounted to US$ 304.6 (2005: US$ 251.2).
[1] Includes provision for impairment on inventories for US$ 1.1 (2005: US$ 1.4). The Company has recognised a charge of US$ 0.5 (2005: US$ 1.7) for impairment of inventories included in ‘Cost of sales’ in the income statement. See Notes 19.2 and 21.

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2006, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

11.	Investments in financial assets

	At 31 December 2006	At 31 December 2005
Held-to-maturity invetsments:
- Boden 2012 Argentine government bond denominated in US dollars with interest equals to LIBOR 180 and final maturity date of 2012	3.0	3.4
Time deposits	43.1	49.6
Total investments in financial assets	46.1	53.0

Less non-current portion	(3.0)	(46.2)
Current portion	43.1	6.8

The movement in held-to maturity investments may be summarized as follows:
Beginning of year	3.4	4.0
Disposals (1)	(0.4)	(0.6)
End of the year	3.0	3.4

(1) Corresponds to a coupon amortization fallen due during each year.

All investments in financial assets are denominated in US dollar.

The maturity of non-current investments in financial assets are as follows:
	At 31 December 2006	At 31 December 2005
Between 1 and 2 years	-	42.8
Between 2 and 5 years	-	-
Over 5 years	3.0	3.4
	3.0	46.2

The effective interest rates at the balance sheet date were as follows:
	2006	2005
Time deposits (US$)	10.3%	10.0%

12.	Other financial assets at fair value through profit or loss

	At 31 December 2006	At 31 December 2005
At 1 January	3.4	2.8
Disposal	(3.4)	-
Fair value adjustment	-	0.6
Year ended 31 December	-	3.4

Government bond – US$ (1)	-	3.4
	-	3.4

(1)
On February 2, 2005 CMQ accepted the Argentine government proposal for its defaulted public debt by subscribing a bond denominated in U,S, dollars with a nominal discount of 66.3%. The bond accrues interest at an annual rate of 8.28 % and falls due in 30 years. Interest is payable twice a year in cash for the first 10 years and subsequently capitalized (i,e, added to the principal amount). Principal is payable as from year 2024. On July 26, 2006 CMQ sold dicount bonds stated in dollars at US$ 3,365,888.

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2006, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

13.	Cash and cash equivalents

	At 31 December 2006	At 31 December 2005
Cash at bank and in hand	31.2	28.0
Short-term bank deposits	218.6	124.7
	249.8	152.7

The effective interest rate on short-term bank deposits in US$ was 5.1% (2005: 4.0%), in Argentina Pesos was 8.5% (2005: 6.9%) and in Chile Pesos was 4.7% (2005: n/a); these deposits have an average maturity of 1 day.

Cash and cash equivalent include the following for the purposes of the cash flow statement:

	At 31 December 2006	At 31 December 2005
Cash and short term deposits	249.8	152.7
Bank overdrafts (Note 17)	-	(1.0)
	249.8	151.7

14.	Share capital

	Number of A shares (thousands)	Number of B shares (thousands)	Ordinary shares	Share premium	Treasury shares	Total
At 1 January 2004	634.831	62.959	41.7	200.5	(62.2)	180.0
Share capital reduction	-	-	-	-	-	-
Conversion of shares	(662)	66	-	-	-	-
Treasury shares purchased	(2.397)	(13.375)	-	-	(128.7)	(128.7)
At 31 December 2004	631.772	49.650	41.7	200.5	(190.9)	51.3
Share capital reduction	-	-	(7.0)	(194.0)	201.7	0.7
Conversion of shares	(1.012)	101	-	-	-	-
Treasury shares purchased	(16.069)	(2.826)	-	-	(65.6)	(65.6)
At 31 December 2005	614.691	46.925	34.7	6.5	(54.8)	(13.6)

Share capital reduction	-	-	-	-	-	-
Conversion of shares	(1.961)	196	-	-	-	-
Treasury shares purchased	-	-	-	-	-	-
Dividends paid	-	-	-	-	1.2	1.2
At 31 December 2006	612.730	47.121	34.7	6.5	(53.6)	(12.4)

The subscribed capital issued and outstanding amounts to US$ 34.7 (2005: US$ 34.7 and 2004: US$ 41.7) and is represented by 659,851,351 shares (612,730,340 shares of Class A common stock, 19,042,353 treasury shares of Class A common stock, 47,121,011 shares of Class B common stock and 1,647,230 treasury shares of Class B common stock, both classes without par value).

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

The company is listed on the Luxembourg Stock Exchange (“LSE”) since July 1991 and on the New York Stock Exchange (“NYSE”) since March 1996, Class A and Class B shares have been listed on the LSE since June 11, 2001. American Depositary Shares (“ADS”), each representing two Class B shares are listed on the NYSE as from June 11, 2001.

Pursuant to information requirements from the LSE, the Company has also confirmed that during the lasts financials years and the current year no public takeover or exchange offers were made by third parties in respect of its shares and no public exchange offers were made by it in respect of other companies’ shares. On January 25, 2007, the Board of directors has unanimously concluded that the voluntary offer by

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2006, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

Beverage Associates Holding Ltd. (“BAH”), a Bahamian corporation and a wholly-owned subsidiary of Companhia de Bebidas  das Américas – AmBev (“AmBev”) to purchase up to 6,872,480 Class A shares and up to 8,661,207 Class B shares (including Class B shares held as American Depositary Shares (“ADS”)) of Quinsa which represent the outstanding Class A shares and Class B shares (and Class B shares held as ADSs) that are not owned by AmBev or its affiliates. The purchase price in the Offer was US$ 3.35 per Class A share and US$ 33.53 per Class B share (US$ 67.07 per ADS), net to the seller in cash (lees any amounts withheld under applicable tax laws), without interest. The offer was scheduled to expire on February 28, 2007; but it was extended until April 19, 2007, date on which the transaction has expired. AmBev has informed that all Class A and Class B shares (including Class B shares held as ADS) that were tendered in the Offer will be returned promptly to the respective holders thereof without any action required on the part of the holders.

The authorised capital is fixed at US$ 400 represented by Class A shares and Class B shares, both without par value, in a total amount of 6,790,862,498 shares which includes the number of shares of the presently subscribed capital in such portions of Class A and Class B shares as shall reflect the outstanding portions from time to time of Class A and Class B shares under the issued subscribed capital. The Board is authorized for a period of five years starting from June 22, 2006, to increase the subscribed capital in whole or in part from time to time, through issues of either Class A shares or Class B shares or both, within the limits of the authorized capital. The Board of Directors is authorized to issue bonds convertible into shares to the extent that there shall be available authorized capital. No bonds have been issued as of December 31, 2006.

The Company by decision of the Extraordinary General Meeting held on June 24, 2005, reduced the share capital by US$ 7.0, by cancellation of 5,330,807 Class A shares and 22,060,412 Class B shares, and cancelled the shares repurchased until April 30, 2005 for a total amount of US$ 201.7. Therefore, the Company has continuing purchasing treasury shares for a total amount of US$ 54.8, which are shown as treasury shares. The Company acquired treasury shares for 16,068,903 Class A shares, 888,975 Class B shares and 968,700 ADS (each ADS representing two Class B shares) for a total amount of US$ 24.8, US$ 10.9 and US$ 29.9, respectively. The total amount paid to acquire the shares has been deducted from the shareholders equity and the shares not cancelled are held as Treasury shares. Additionally, in July 2005, the Company exchanged 50,613 ADS maintained in treasury for 1,012,260 Class A shares.Therefore, in July 2006, the Company exchanged 51,284 ADS maintained in treasury for 1,025,680 Class A shares; and exchange 93,551 Class B shares  maintained in treasury for 935,510 Class A shares.

Retained earnings are generally distributable to the extent that the legislation of the jurisdiction, in which such retained earnings are held, so permits. Dividends may be paid by Quinsa to the extent that it has distributable retained earnings, calculated in accordance with Luxembourg legal requirements (based on the Company’s stand alone financial statements).

The consolidated financial statements and stand alone financial statements are each prepared following different valuation criteria. For purposes of the stand alone financial statements, subsidiaries are accounted at cost plus dividends instead of being consolidated. The restricted retained earnings on a consolidated basis as of December 31, 2006, 2005 and 2004 amounted to US$ 136.8; US$ 60.2 and US$ 94.5,  respectively, and there were no restricted retained earnings on a stand alone basis as of those dates.

Total dividends received by Quinsa from its subsidiaries at December 31, 2006 were US$ 130 (2005: US$ 219).  No dividends were received by Quinsa from its subsidiaries at December 31, 2004.

15.	Other reserves

Translation
1 January 2005	(15.4)
– Currency translation differences	(4.3)
Balance at 31 December 2005	(19.7)

1 January 2006	(19.7)
– Currency translation differences	13.8
Balance at 31 December 2006	(5.9)

16.	Trade and other payables

	At 31 December 2006	At 31 December 2005
Trade payables	165.6	139.3
Social security and other taxes	27.2	24.5
Payables to related parties (Note 29)	7.7	10.0
Dividends payable	4.4	4.0
Debt for acquisition of minority interest and finance cost (Note 23)	-	5.4
Other payables	9.0	8.8
	213.9	192.0

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2006, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

17.	Borrowings

Non-current	At 31 December 2006	At 31 December 2005
Bank borrowings	187.9	291.7
Financial leases	2.7	4.3
	190.6	296.0
Current
Bank overdrafts (Note 13)	-	1.0
Bank borrowings	143.3	94.8
Financial leases	2.2	0.5
Other financial payables to related parties (Note 29)	-	0.5
	145.5	96.8
Total borrowings	336.1	392.8

Total borrowings include the following secured liabilities:
● CMQ (Argentina): US$ 4.9 of financial leases (2005: US$ 4.8) secured with the corresponding leased machinery, equipment, installations and pallets. The carrying amounts of these assets are US$ 8.6 and US$ 11.0 at December 31, 2006 and 2005, respectively.
● CBN (Bolivia): Bank borrowings are secured with bottles and crates from CBN’s plant.
Most of the Company’s loans agreements contain restrictive covenants that require the Company or its subsidiaries to maintain certain financial ratios, limit the amount of dividends paid, restrict indebtedness and guarantee liabilities, among other requirements.

The exposure of the Company’s borrowings to interest-rate changes and the contractual repricing dates are as follows:

Total Borrowings	6 months or less	6-12 months	1-2 years	2-5 years	Over 5 years	Total
At 31 December 2006	103.8	42.5	64.1	96.1	29.6	336.1
At 31 December 2005	132.1	24.4	59.1	118.0	59.2	392.8

The maturity of non-current borrowings and financial leases is as follows:
	At 31 December 2006	At 31 December 2005
Between 1 and 2 years	64.4	118.8
Between 2 and 5 years	96.6	118.0
Over 5 years	29.6	59.2
	190.6	296.0

	At 31 December 2006					At 31 December 2005
	US$	ARS	UYU	CLP	BOB	US$	ARS	UYU	CLP	BOB
Bank overdrafts	-	-	-	-	-	5.5%	-	-	-	-
Bank borrowings	7.7%	10.5%	6.50%	-	7.5%	7.7%	10.9%	4.8%	7.0%	8.5%
Financial leases	10.0%	8.7%	-	-	-	10.0%	8.6%	-	-	-

Note:	ARS = Pesos Argentinos	UYU= Pesos uruguayos
	CLP¨= Pesos Chilenos	BOB= Pesos Bolivianos

The carrying amounts and fair values of the non current borrowings are as follows:

	Carrying amounts		Fair values
	2006	2005	2006	2005
Bank borrowings	187.9	291.7	183.1	289.9
Financial leases	2.7	4.3	2.7	4.3
	190.6	296.0	185.8	294.2

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2006, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

The financial leases’ fair values are the following:

	At 31 December 2006	At 31 December 2005
Non-current
Financial leases	3.0	4.8
Unexpended financial cost	(0.3)	(0.5)
	2.7	4.3
Current
Financial leases	2.2	0.5
Unexpended financial cost	-	-
	2.2	0.5

The carrying amounts of the Company’s borrowings are denominated in the following currencies:

	At 31December 2006	At 31 December 2005
US$	256.2	281.7
ARS	64.2	95.5
CLP	-	6.9
UYU	5.1	1.0
BOB	10.6	7.7
	336.1	392.8

18.	Deferred income tax

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The offset amounts are as follows:

	At 31 December 2006	At 31 December 2005
Deferred tax assets:
– deferred tax asset to be recovered after more than 12 months	7.5	44.1
– deferred tax asset to be recovered within 12 months	25.4	13.4
	32.9	57.5

Deferred tax liabilities:
– deferred tax liability to be recovered after more than 12 months	107.0	131.6
– deferred tax liability to be recovered within 12 months	16.4	0.2
	123.4	131.8
	90.5	74.3

The gross movement on the deferred income tax account is as follows:
1 January 2005	62.8
Income statement charge (Note 24)	11.8
Exchange differences	(0.3)
Year ended 31 December 2005	74.3

1 January 2006	74.3
Income statement charge (Note 24)	16.9 [1]
Exchange differences	(0.7)
Year ended 31 December 2006	90.5

[1] Include compensation of tax loss accumulated for US$ 25.3.

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2006, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

The movement in deferred tax assets and liabilities during the year, without taking into consideration the offsetting of balances without the same tax jurisdictions, is as follows:

Deferred tax liabilities	PP&E	Intangible assets	Others	Total
At 1 January 2005	80.8	51.7	(0.2)	132.3
Charged/(credited) to the income statement	(8.6)	(0.8)	9.2	(0.2)
Acquisition of subsidiary	-	-	-	-
Exchange differences	(0.1)	(0.2)	-	(0.3)
At 31 December 2005	72.1	50.7	9.0	131.8

At 1 January 2006	72.1	50.7	9.0	131.8
Charged /(credited) to the income statement	(8.3)	(6.9)	7.3	(7.9)
Exchange differences	(0.8)	0.2	0.1	(0.5)
At 31 December 2006	63.0	44.0	16.4	123.4

Deferred tax assets	Provisions of assets	Tax loss	Others	Total
At 1 January 2005	13.6	51.1	4.8	69.5
Charged/(credited) to income statement	4.9	(15.0)	(1.9)	(12.0)
Exchange differences	-	-	-	-
At 31 December 2005	18.5	36.1	2.9	57.5

At 1 January 2006	18.5	36.1	2.9	57.5
Charged/(credited) to income statement	4,1	(35.8)	6.9	(24.8)
Exchange differences	0.5	(0.3)	-	0.2
At 31 December 2006	23.1	-	9.8	32.9

Deferred income tax assets are recognised for tax loss carry-forwards to the extent that the realisation of the related tax benefit through the future taxable profits is probable.

As of December 31, 2006 the Company had accumulated tax loss carry-forwards of approximately US$ 103.3 (US$ 126.2 as of December 31, 2005) of which US$ 98.6 (US$ 90.6 as of December 31, 2005) have no expiration date.

19.	Provisions

19.1.  Provisions included on liabilities

	Profit Sharing & Bonuses (a)	Legal, tax, labor and commercial claims (b) (c)	Total
At 1 January 2005	17.0	24.3	41.3
Charged to consolidated income statement:
-Additional provision (Notes 22 and 23)	14.0	9.1	23.1
- Reclassifications	1.1	-	1.1
Used during the year	(6.5)	(3.3)	(9.8)
Exchange differences	-	(0.2)	(0.2)
At 31 December 2005	25.6	29.9	55.5

At 1 January 2006	25.6	29.9	55.5
Charged to consolidated income statement:
- Additional provision and finance cost (Notes 22 and 23)	29.5	36.8	66.3
- Recovery (Note 20)	-	(9.2)	(9.2)
Used during the year	(26.9)	(7.2)	(34.1)
Exchange differences	-	(0.2)	(0.2)
At 31 December 2006	28.2	50.1	78.3

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2006, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

Analysis of total provisions:	31 December 2006	31 December 2005
– non-current	68.4	43.9
– current	9.9	11.6
	78.3	55.5

(a) Profit sharing & bonuses
Corresponds to the Company’s bonus management program, which is explained in Note 2.17.e.
(b) Legal, tax, labor and commercial claims
The Company has certain contingent liabilities with respect to material existing or potential claims, lawsuits and other proceedings, related mainly to tax and labor contingents. The Company accrues liabilities when it is probable and future costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcome of these matters, the lawyers opinion and its experience in contesting, litigating and settling other matters.

(c) Pension plan
Corresponds to the Company’s pension plan program, which is explained in Note 2.17.b. The Company has recognised a provision of US$ 1.0 (2005: US$ 2.3) and a charge of US$ 1.0 (2005: US$ 0.5) for Pension Plan in the income statement (Note 22).

	Other receivables impairment	Inventories impairment	Trade receivable impairment	Total

At 1 January 2005	(1.4)	(2.8)	(8.2)	(12.4)
Charged to consolidated income statement:
-Additional provision (Note 21)	(0.3)	(1.7)	(2.0)	(4.0)
Used during the year	-	3.1	1.4	4.5
Exchange differences	-	-	-	-
At 31 December 2005	(1.7)	(1.4)	(8.8)	(11.9)

At 1 January 2006	(1.7)	(1.4)	(8.8)	(11.9)
Charged to consolidated income statement:
- Additional provision (Note 21)	(0.3)	(0.5)	(1.6)	(2.4)
Used during the year	1.2	0.9	2.7	4.8
Exchange differences	-	(0.1)	0.1	-
At 31 December 2006	(0.8)	(1.1)	(7.6)	(9.5)

20.	Other operating income

	2006	2005	2004
Net gain from sale of tangible and intangible assets	5.8	4.3	1.7
Recovery of provisions	9.2	-	-
Rental income	0.3	0.3	0.2
Others	-	1.1	3.5
	15.3	5.7	5.4

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2006, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

21.	Expenses by nature

	2006	2005	2004
Depreciation and amortization (Notes 6 and 7)	(94.8)	(98.8)	(96.3)
Employee benefit expense (Note 22)	(169.1)	(132.3)	(108.0)
Raw materials and consumables used	(304.6)	(251.2)	(208.5)
Transportation	(61.6)	(46.2)	(34.1)
Advertising costs	(84.2)	(68.7)	(56.6)
Provisions charged to the income statement:
- Impairment of trade receivables	(1.6)	(2.0)	(2.4)
- Impairment of other receivables	(0.3)	(0.3)	(0.2)
- Impairment of inventories	(0.5)	(1.7)	(2.2)
- Net impairment of provisions	(36.8)	(9.1)	0.3
Other expenses	(64.5)	(75.6)	(93.5)
Total	(818.0)	(685.9)	(601.5)

Classified as:
– cost of sales	(474.7)	(406.2)	(352.5)
– selling and marketing costs	(265.0)	(217.2)	(180.4)
– administrative expenses	(73.7)	(54.8)	(49.8)
– other operating expenses	(4.6)	(7.7)	(18.8)
	(818.0)	(685.9)	(601.5)

22.	Employee benefit expense

	2006	2005	2004
Wages and salaries, including severance indemnity costs and termination benefits	(96.9)	(81.0)	(67.2)
Social security cost	(26.1)	(22.2)	(17.7)
Profit sharing (Note 19.1 and 29)	(28.3)	(13.4)	(10.5)
Pension plan (Note 19.1)	(1.0)	(0.5)	(0.3)
Other expenses	(16.8)	(15.2)	(12.3)
	(169.1)	(132.3)	(108.0)

23.	Finance costs, net

	2006	2005	2004
Interest expense:
– bank borrowings and financial leases	(45.9)	(46.6)	(36.7)
– interest from debt for acquisition of minority interest (Note 16)	-	(1.0)	-
– finance charges from contingencies	(16.4)	-	-
– interest accrued from profit sharing	(1.2)	(0.6)	-
	(63.5)	(48.2)	(36.7)
Interest income:
– interest income from investments	11.4	7.8	5.5
– others	2.8	1.8	2.6
	14.2	9.6	8.1

Net foreign exchange transaction losses	(0.6)	(2.1)	(1.9)
	(49.9)	(40.7)	(30.5)

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2006, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

24.	Income tax expense

	2006	2005	2004
Current tax	(121.6)	(60.1)	(23.0)
Deferred tax	8.4	(11.8)	(10.2)
	(113.2)	(71.9)	(33.2)

The tax on the Company’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated companies as follows:

	2006	2005	2004
Profit before tax	313.7	233.5	138.6
Tax calculated at domestic tax rates applicable to profits in the respective countries	101.6	78.1	46.4
Income not subject to tax	(6.9)	(9.4)	(11.6)
Expenses not deductible for tax purposes	18.5	3.2	2.6
Utilisation of previously unrecognized tax losses	-	-	(4.2)
Income tax expense	113.2	71.9	33.2

The weighted average applicable tax rate was 32% (2005: 33% and 2004: 33%). The decrease is caused by a change in the tax rate applicable to profits of the Company’s subsidiaries in the respective countries.

25.	Earnings per share

Basic and diluted

Basic and diluted earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Company and held as treasury shares (Note 14).

	Year ended December 31, 2006
	Class A	Class B
Profit attributable to equity holders of the Company	93.7	72.1
Weighted average number of ordinary shares in issue (millions)	613.7	47.0
Basic and diluted earnings per share (US$ per share)	0.153	1.533

	Year ended December 31, 2005
	Class A	Class B
Profit attributable to equity holders of the Company	74.5	56.9
Weighted average number of ordinary shares in issue (millions)	626.6	48.6
Basic and diluted earnings per share (US$ per share)	0.119	1.171

	Year ended December 31, 2004
	Class A	Class B
Profit attributable to equity holders of the Company	45.7	36.0
Weighted average number of ordinary shares in issue (millions)	632.6	57.4
Basic and diluted earnings per share (US$ per share)	0.072	0.627

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2006, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

26.	Dividends per share

The dividends paid in 2006, 2005 and 2004 were US$ 39.4 (US$ 0.0351 per share Class A, US$ 0.3506 per share Class B and US$ 0.7012 per ADS); US$ 17.7 (US$ 0.0157 per share Class A, US$ 0.157 per share Class B and US$ 0.314 per ADS) and US$ 11.0 (US$ 0.008113 per share  Class A, US$ 0.08113 per share Class B and US$ 0.162 per ADS), respectively. A dividend in respect of the year ended  December 31, 2006 amounting to US$ 60.0 (US$ 0.0534 per share Class A, US$ 0.5339 per share Class B and US$ 1.0678 per ADS), is to be proposed at the Annual General Meeting on June 29, 2007. These financial statements do not reflect this dividend payable.

27.	Contingencies

The Company is involved in litigation arising from time to time in the ordinary course of business. Based on management’s assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of existing litigation will result in amounts in excess of recorded provisions (Note 19) that would be material to the Company’s consolidated financial position or income statement.

There are certain interpretations of supervisory authorities in different countries in which the Company carries out its commercial activity, as to the calculation and payment of certain taxes that differ from the Company’s position. After a thorough review of these matters, it has been deemed that any significant impact resulting from a final decision has already been contemplated in these financial statements.

28.	Commitments

The Company´s unrecognised purchase commitments at the balance sheet date are as follows:

▪
Beer barley purchases: the Company agreed to sale seeds in exchange for beer barley. At December 31, 2006 the company committed to purchase 101.126 tons of beer barley. Although the price has not yet been determined, the Company estimates that it would cost approximately US$ 12.2.

▪
Services and raw materials: in order to warranty the normal course of the business, the Company has agreed with its suppliers, the purchase of certain raw materials and the contract of essential services.

29.	Related-party transactions

The Company is controlled by Companhia de Bebidas das Américas through NCAQ, Dunvegan and Beverage Associates Holding Ltd. (“BAH”), whom at December 31, 2006 indirectly owned 23.57%, 31.35% and 33.37% respectively, of Quinsa’s shares and 4.01%, 36.90% and 56.73% of the voting rights. The ultimate controlling entity of the Company is InBev N.V.

The following transactions were carried out with related parties:

(a) Sales of goods and services	2006	2005	2004
Sales of goods:
– Goods	-	1.0	-
– Raw materials	2.4	0.4	1.3
– By products	0.4	0.8	-
Sales of services:
– Storage services	-	0.4	-
– Other services	0.5	-	-
	3.3	2.6	1.3
The Company sold barley and seeds to Maltería Pampa S.A. (AmBev´s subsidiary) for US$ 2.4 (2005: US$ 0.4 and 2004: US$ 1.3). Additionally, the Company sold goods to AmBev Peru and AmBev Ecuador, and by products to Compal S.A. (from January to July 2006).
Services consist mainly of storage services sold to Compal S.A.

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2006, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

(b) Purchases of goods and services

	2006	2005	2004
Purchases raw materials:
– Raw materials	4.6	11.1	9.9
Purchases of services:
Services of key management personnel	-	-	0.4
– InBev (management services)	-	0.5	-
Logistics services	-	-	1.3
Other costs	-	1.0
	4.6	12.6	11.6

The Company purchased several raw materials including malt, from Maltería Pampa S.A. (AmBev’s subsidiary), and purchases of corn grits and rice from Compal S.A. until July 2006 (which is 60% owned by Arfinsa, company indirectly owned by certain members of the Bemberg family).

Services consist mainly of: fees for services, corresponds to certain administrative fees charged by Arfinsa; and integrated logistics support to the Company´s supply chain, from the inbound raw material supply through finished goods distribution, including dedicated contract carriage, the management of carriers, and other supply chain services.

(c) Key management compensation

	2006	2005	2004
Wages, salaries and social security and other charges	13.7	12.0	9.5
Profit sharing (Note 22)	28.3	13.4	10.5
	42.0	25.4	20.0

(d) Year-end balances arising from sales / purchases of goods / services

	At 31 December 2006	At 31 December 2005	At 31 December 2004
Receivables from related parties	6.3	0.8	0.3
	6.3	0.8	0.3

Payables to related parties	7.7	10.0	5.1
Other financial payables to related parties	-	0.5	0.5
	7.7	10.5	5.6

30.	Summary of the Quinsa group of companies

The consolidated financial statements include the accounts of Quinsa and foreign controlled and affiliated subsidiaries. The following list summarizes the direct and indirect equity holdings in each of the companies, which form the Quinsa group.

Participation of interest owned is shown as of December 31, 2006:

	Country	Activity	Economic interest
Held directly:
Quilmes International (Bermuda) Ltd.	Bermuda	Holding Company	92.95%
Quilmes Industrial S.A.	Argentina	Holding Company	90.00%

Held indirectly:
Cervecería y Maltería Quilmes S.A.	Argentina	Manufacturing and bottling of beverages	92.72%
Colosas S.A.	Paraguay	Manufacturing and bottling of beverages	53.88%
Inversiones Bemberg Chile Ltda.	Chile	Holding Company	92.95%
Noitca Ltd.	British Virgin Islands	Holding Company	92.95%
Linthal S.A.	Uruguay	Holding Company	92.95%
Sociedad de Inversiones y Comercio Vienher S.A.	Panamá	Holding Company	92.95%
Fábrica Paraguaya de Vidrios S.A.	Paraguay	Manufacturing of glass bottles	92.68%
Quilmes Do Brasil Ltda.	Brazil	Holding Company	92.72%
Publicidad Relator S.A.	Argentina	Promotion and Marketing of beverages	92.71%

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2006, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

Seven Up Concesiones S.A.I. y C.	Argentina	Manufacturing and bottling of beverages	92.71%
Embotelladora Perla del Norte S.A.I.C.I.A. y F.	Argentina	Manufacturing and bottling of beverages	92.71%
Aydecar S.A.	Argentina	Headcount supply services for carriers	92.71%
Cervecería Paraguaya S.A.	Paraguay	Manufacturing and bottling of beverages	81.20%
Cervecería Chile S.A.	Chile	Manufacturing and bottling of beverages	92.95%
FNC S.A.	Uruguay	Manufacturing and bottling of beverages	90.68%
Inversiones Cerveceras S.A.	Panamá	Holding Company	92.95%
Cervecería Boliviana Nacional S,A.	Bolivia	Manufacturing and bottling of beverages	79.32%
Embotelladora 9 de Julio S.A.I.C.I. y F.	Argentina	Manufacturing and bottling of beverages	92.71%
Quilmes Industrial S.A.	Argentina	Holding Company	8.93%
Intergal S.A.	Argentina	Merchandising and commercial services	92.72%
Eco de los Andes S.A. (*)	Argentina	Manufacturing and bottling of water	45.36%
Compañía Salus S.A. (*)	Uruguay	Manufacturing and bottling of water	32.22%
Agrega SA. (*)	Argentina	Purchase services	23.17%

(*) These investments are accounted for by the equity method.

31.	Agreement for the integration of operations with AmBev - National Commission for the Defense of Competition

On April 13, 2006, Compahia de Bebidas Das Américas (“AmBev”) entered into an agreement with Beverage Associates Corp. (“BAC”)  (the “AmBev – BAC Agreement”) to acquire all of BAC remaining shares in Quinsa for a total purchase price of approximately US$ 1.2 billion, subject to certain adjustments. Upon the closing of the transaction, AmBev’s equity interest in Quinsa increased from 56.72% to 91.18% of its total share capital. The closing of the transaction is subject to customary conditions precedent, including required regulatory approvals.

The AmBev – BAC Agreement represents the final step of a transaction initiated on May 1, 2002, whereby Quinsa and AmBev had signed an agreement (the “Quinsa – AmBev Agreement”) pursuant to which they agreed to integrate their activities in Argentina, Paraguay and Uruguay relating to the production and sale of beer with the activities carried out by Quinsa. As a result of this Quinsa – AmBev Agreement, Quinsa was granted an exclusive license to produce and distribute the AmBev brands in the Southern Cone free of charge. It also provides for the distribution by AmBev of the Quilmes’ brands in Brazil. The Quinsa – AmBev Agreement was subject to several conditions

One of the conditions to closing the transactions contemplated by the original alliance was the receipt of approval of the Argentine antitrust authorities of such transactions. On January 13, 2003, the Argentine antitrust authorities approved the transactions subject to certain conditions, the most important of which were the transfer by Quinsa and AmBev, within 12 months of January 13, 2003, of the Palermo, Bieckert and Imperial brands and the brewery located in Luján that originally produced the Brahma brand.
Quinsa was also required to sell, or lease for a 10-year period, a malt production facility located in Llavallol, Buenos Aires. Other requirements included the commitment to allow the purchaser of the brands and brewery access to Quinsa’s distribution network for seven years.

Due to legal proceedings instituted by one competitor, Compañía Cervecerias Unidas S.A. (“CCU”), the deadline for compliance with these conditions was suspended until March 2006 when, following a number of legal procedures, the Supreme Court of Argentina rejected CCU’s claim. At the time of the dismissal of CCU’s claim, there remained approximately 10 months for Quinsa to complete this process. On October, 2006, Quinsa announced it had selected Inversora Cervecera S.A., a consortium headed by Mr. Ernesto Gutierrez, to acquire the three brands and the brewery and thus comply with one of the requirements of the Argentine anti-trust regulators. The sale of these assets was completed in December 2006. In February 2007, Quinsa leased its Llavallol malt production facility to an Argentine corporation, Tai Pai, for a 10-year period.

Also, in 2004, C.A.S.A Isenbeck (“Isenbeck”), the Argentine subsidiary of the German Warsteiner Brauerei Haus Cramer, asked the CNDC to issue an order requiring Quinsa and AmBev to cease the integration of their operations and to act as independent companies until all the conditions set forth by the Argentine antitrust authorities be complied with. The Argentine antitrust authorities rejected the suit, and Isenbeck appealed this decision. The antitrust authorities then ruled that it had no right to appeal their decision. Isenbeck appealed to the Civil and Commercial Federal Court of Appeals, who granted Isenbeck such right and held that the CNDC had to decide which acts AmBev and CMQ were authorized to carry out jointly until conditions were met.  CNDC authorized the integration with certain restrictions until the transaction was fully approved on December 12, 2006. The Civil and Commercial Federal Court of Appeals sent the docket to the CNDC for a final decision which has not yet been issued but is expected in a short time.

Isenbeck has also accused CMQ and the Argentine subsidiary of AmBev of collusive practices arising from their joint marketing, distribution and invoicing activities (i.e., tied-in sales and obstructive practices) before their merger was formally approved. An administrative dossier is currently being analyzed by the CNDC, and CMQ and AmBev through its subsidiary have already filed

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2006, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

preliminary explanations and information. Should the CNDC sanction CMQ it may appeal to the Civil and Commercial Federal Court of Appeals.

Isenbeck also filed a complaint (“amparo proceeding”) with the Federal Administrative Court trying to challenge de decision dated January 13, 2003. The Administrative Court declared its incompetence and sent the docket to the Civil and Comercial Federal Court. The Civil and Commercial Federal Court Nº 1 received the docket and considered the docket as a claim subject to ordinary proceeding rules and not the extraordinary and expeditious “amparo proceeding”. It also rejected an injunction asked by plaintiff and such rejection was confirmed by the Civil and Commercial Court of Appeals. The Court ordered the service of the complaint to the defendant (the National State) who responded the complaint as the legal period granted by the Court had already expired. CMQ and AmBev required the Court to be considered as interested third parties but the Court has not yet decided said motion.

As mentioned in paragraphs below, on October, 2006, the Company announced that it had agreed to sell to Inversora Cervecera S.A the three brands and the brewery. The agreement was filed with the CNDC for approval, and a writing was filed with the National Court of Appeals on Civil and Commercial matters notifying that CMQ informed the CNDC that the assets´ disinvestment conditions had been met and requesting the suspension of the preliminary injunction. This transaction included the transfer of the building, plant and equipment and the Palermo, Bieckert and Imperial brands for a total amount of  US$ 55.0 million. As of December 31, 2006 the Company had a trade receivable from Inversora Cervecera S.A for a total of US$ 55.9 million (US$ 44.2 million for non current and US$ 11.7 million for current trade receivable).

On November 15, 2006, the Secretariat of Domestic Trade issued a resolution, whereby Decision issued by CNDC on November 31, 2006 was approved enforcing compliance with the decision of the National Court of Appeals on Civil and Commercial matters.

On December 12, 2006,  the Secretary of Domestic Trade adopted Resolution  N° 61: (i) approving the sale on assets to be disinvested by CMQ and CCBA in favor of Inversora Cervecera S.A. and the commitment to rent for 10 years the building where the Llavallol Malt production plant operates; and (ii) approving, in accordance with the provisions of article 13(a) of law 25.156 on defense of competition, the operation whereby AmBev purchased an equity interest in QUINSA representative of  34.5% of its capital stock.

At the date of issue of the consolidated financial statements, in the opinion of the management and legal counsel of the Company there are no reasons to consider that the integration mentioned will be rejected because CMQ has taken all the steps required by the CNDC, no significantly negative impact having been generated for the Company.

32 Reconciliation of net income and shareholders’ equity to US GAAP

The principal differences between IFRS and US GAAP as they relate to the Company are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

Consolidated Income Statement	For the year ended December 31, 2006		For the year ended December 31,
	Five-month period ended December 31, 2006	Seven- month period ended July 31, 2006	2005 (As restated) (a)	2004
Net income attributable to equity holders of the Company in accordance with IFRS	104.2	61.6	131.4	81.7

US GAAP adjustments – income (expense)

Valuation of property, plant and equipment (Note 32.b)	- -	16.5	19.0	38.4
Inventory valuation (Note 32.c)	- -	0.2	0.4	(0.2)
Capitalization of interest cost (Note 32.d)	- -	(0.5)	0.5	- -
Changes in fair value of financial assets through profit and loss (Note 32.e)	- -	- -	(0.4)	- -
Differences in basis relating to purchase accounting (Note 32.f)	- -	(3.5)	(3.7)	(3.7)
Change to consolidation (Note 32.g)	0.1	0.1	0.1	0.1
Push down accounting (Note 32.h)	(8.0)	- -	- -	- -
Deferred income tax (Note 32.i)	- -	(5.7)	(7.8)	(12.6)
Minority interest (Note 32.j)	- -	(0.4)	(0.7)	(3.8)
Net income in accordance with US GAAP	96.3	68.3	138.8	99.9
Consolidated basic and diluted earnings per share in accordance with US GAAP:
Net income per Class A common share	0.09	0.06	0.13	0.08
Net income per Class B common share	0.89	0.63	1.24	0.90

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2006, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

32 Reconciliation of net income and shareholders’ equity to US GAAP (continued)

Consolidated Statement of Changes in Shareholder´s Equity	As of December 31,
	2006	2005 (As restated) (a)
Shareholders’ equity in accordance with IFRS	632.1	490.7

Valuation of property, plant and equipment (Note 32.b)	- -	(200.0)
Inventory valuation (Note 32.c)	- -	(1.3)
Capitalization of interest cost (Note 32.d)	- -	0.5
Differences in basis relating to purchase accounting (Note 32.f)	- -	41.4
Change to consolidation (Note 32.g)	(0.5)	(0.7)
Push down accounting (Note 32.h) .	1,363.2	- -
Deferred income tax (Note 32.i)	- -	43.4
Minority interest (Note 32.j)	- -	17.0
Shareholders’ equity in accordance with US GAAP	1,994.8	391.0

Changes in shareholders’ equity under US GAAP are as follows:

	For the year ended December 31,
	2006	2005 (As restated) (a)
Shareholders’ equity at the beginning of the year in accordance with US GAAP	391.0	340.7
Net income for the year in accordance with US GAAP	164.6	138.8
Purchase of treasury stock	- -	(65.6)
Foreign currency translation	32.4	(5.6)
Push down accounting	1,445.0	- -
Changes in fair value of financial assets through profit and loss .	- -	0.4
Dividends paid in cash .	(38.2)	(17.7)
Shareholders’ equity at the end of the year in accordance with US GAAP .	1,994.8	391.0

(a)       Restatement of previously issued consolidated financial statements

The Company has restated the US GAAP reconciliation as of and for the year ended December 31, 2005 changing the accounting followed for the acquisition of the QI (B) shares from BAC. As discussed in Note 7, in 2005 the Company acquired from one of its controlling shareholders, BAC, a 5.32% equity interest in the Company’s subsidiary, QI(B), for a total purchase price of US$114.5. Under IFRS, as discussed in Note 2.2. b) the Company treated this transaction as a transaction with a party external to the Company. As a result, the Company treated the excess of purchase price over the carrying value of the minority interest acquired as goodwill (US$84.8). For US GAAP purposes, this acquisition was previously reported as a transaction completed between entities under common control and, as such, the difference between the purchase price paid by the Company and the US GAAP carrying value of BAC’s investment in QI(B) was treated as a dividend payment and thus reduced equity under US GAAP for US$70.7. Following a further review of the transaction, the Company concluded that the acquisition of the QI (B) shares from BAC was not a transaction completed between entities under common control, and, as such, reversed the previous accounting under US GAAP and recognized the transaction following the purchase method of accounting as a transaction with a party external to the Company.

The following tables present the impact of this restatement on the Company´s previously issued US GAAP reconciliation as of and for the year ended December 31, 2005:

Consolidated Income Statement	For the year ended December 31, 2005
Net income in accordance with US GAAP, as previously reported	139.6

Adjustment for depreciation of fixed assets and amortization of intangible assets (i) .	(1.2)
Income taxes (iii)	0.4
Net income in accordance with US GAAP, as restated .	138.8

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2006, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

32 Reconciliation of net income and shareholders’ equity to US GAAP (continued)

(a)       Restatement of previously issued consolidated financial statements (continued)

Consolidated Statement of Changes in Shareholder´s Equity	As of December 31, 2005
Shareholders’ equity in accordance with US GAAP, as previously reported	321.1

Reversal of acquisition of minority interest in QI(B) treated as a dividend reduction (ii)	70.7
Adjustment for depreciation of fixed assets and amortization of intangible assets, net of income taxes (i) (iii)	(0.8)
Shareholders’ equity in accordance with US GAAP, as restated	391.0

(i) Adjustment for depreciation of fixed assets and amortization of intangible assets

As discussed in Note 2.2 b), under IFRS the Company accounted for the acquisition of the minority interest in QI(B) recognizing the difference between the purchase price paid and the carrying value of the net assets acquired as goodwill. As part of the restatement, the Company applied the purchase method of accounting to the acquisition of the minority interest. Accordingly, under US GAAP, the purchase price was allocated to the assets acquired and the liabilities assumed based on the estimated fair values at the date of acquisition. The Company recorded under US GAAP approximately US$ 40.0, net of tax effects, to property, plant and equipment and intangible assets (i.e. licenses and trademarks), which were allocated to goodwill under IFRS. Therefore, as part of the restatement, the Company recorded additional depreciation and amortization expense under US GAAP of US$ 0.8, net of taxes, related to the difference in the basis of fixed assets and intangible assets acquired under US GAAP.

(ii) Reversal of acquisition of minority interest in QI(B) treated as a dividend reduction

As discussed above, prior to the restatement, the difference between the purchase price paid for the QI(B) shares and the carrying value of BAC´s investment in QI(B) was incorrectly treated as a dividend payment for US GAAP. Thus, this item represents the reversal of this reconciling item.

(iii) Income taxes

Relates to the effect on income taxes of the foregoing adjustments.

(b)       Valuation of property, plant and equipment

Under IFRS, the Company applied the provisions contained in IFRS 1 for the revaluation of certain items of property, plant and equipment. Accordingly, a technical revaluation was adopted by the Company as the deemed cost for these items.

Under US GAAP, revaluations are not allowed and historical cost has been used by the Company as its basis of accounting for these items. Accordingly, for the years ended December 31, 2004 and 2005 and for the period from January 1, 2006 through July 31, 2006, the US GAAP adjustment to net income represents the difference in depreciation charges due to differences in the basis of property, plant and equipment.

As discussed in Note 32 (h), the Company pushed down an adjustment to reflect Ambev's basis on the property, plant and equipment as of July 31, 2006. Accordingly, the US GAAP adjustment discussed above does not longer exist. The new value of property, plant and equipment pushed down under US GAAP gives rise to new differences in depreciation charges which are included in the line item "Push Down Accounting" (Note 32 (h)).

(c)     Inventory valuation

Under both IFRS and US GAAP, the Company values inventory at the lower of cost or net realizable value. Nevertheless, the outstanding balance of inventories at year-end contains a portion of the depreciation of property, plant and equipment for the year. As mentioned in Note 32.b above, the value of certain items of property, plant and equipment for IFRS purposes has been determined based on a technical revaluation while historical cost has been used under US GAAP. Accordingly, the carrying amount and the annual depreciation charge under IFRS are higher than those determined under US GAAP. Therefore, for the years ended December 31, 2004 and 2005 and for the period from January 1, 2006 through July 31, 2006, this US GAAP adjustment reflects the net effect of: i) the reversal of the excess depreciation of property, plant and equipment capitalized within inventory under IFRS and ii) the corresponding effects on the determination of cost of sales.

As discussed in Note 32 (h), the Company pushed down an adjustment to reflect Ambev's basis on the property, plant and equipment as of July 31, 2006. Accordingly, the US GAAP adjustment discussed above does not longer exist. The new value of property, plant and equipment pushed down under US GAAP gives rise to new differences in depreciation charges included in inventory balances which are included in the line item "Push Down Accounting" (Note 32 (h)).

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2006, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

32 Reconciliation of net income and shareholders’ equity to US GAAP (continued)

(d)  Capitalization of interest cost

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

Under US GAAP, the Company applies the provisions of Statement of Financial Accounting Standards No. 34, "Capitalization of Interest Cost" ("SFAS No. 34"), which requires interest capitalization on qualifying assets which have a period of time to get them ready for their intended use. In accordance with these requirements, interest was capitalized during the year ended December 31, 2005. The net US GAAP adjustment also includes the net effect of this capitalization and higher depreciation charges.

(e) Changes in fair value of financial assets through profit and loss

As of December 31, 2005, the Company has certain investments in government bonds. Under IFRS, the Company carries these investments at fair value through profit or loss with unrealized gains and losses, if any, included in the income statement.

Under US GAAP, the Company carries these investments at fair value with unrealized gains and losses, if any, included in other comprehensive income in accordance with Statement of Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”).

 (f) Differences in basis relating to purchase accounting

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

Under US GAAP, the Company also applied the purchase method of accounting to all of its acquisitions. Accordingly, the purchase price was allocated to the assets acquired and the liabilities assumed based on the estimated fair values at the date of acquisition in the purchase price allocation process, such as the recognition of intangible assets (i.e. licenses and trademarks), its related tax effects and derecognition of certain restructuring liabilities. Accordingly, for the years ended December 31, 2004 and 2005 and for the period from January 1, 2006 through July 31, 2006, the US GAAP adjustment represents differences in amortization charges due to differences in basis of intangible assets.

As discussed in Note 32 (h), the Company pushed down adjustments to reflect Ambev's basis on intangible assets and goodwill. Accordingly, the US GAAP adjustment discussed above does not longer exist. The value of intangible assets pushed down gives rise to new differences in amortization charges which are included in the line item "Push Down Accounting" (Note 32 (h)).

 (g) Change to consolidation

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

As discussed in Note 32 (f), under IFRS the Company has elected not to restate the business acquisitions, which occurred prior to January 1, 2004, the date of transition to IFRS, to comply with IAS 22 “Business Combinations”.

Under US GAAP, as required by the Accounting Principles Board Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock” (“APB 18”), the financial statements of prior periods would be retroactively adjusted to account for this investment under the equity method of accounting.

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2006, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

32 Reconciliation of net income and shareholders’ equity to US GAAP (continued)

 (h) Push down accounting

In January 2003 and August 2006, Ambev acquired Quinsa´s shares in purchase transactions mainly from BAC for a purchase price of approximately US$ 1.8 billion. As a result of those transactions, Ambev currently holds a 97.64% of the voting rigths of Quinsa. Ambev accounted for its acquisitions of Quinsa as purchase business combinations. In accordance with SAB Topic 1-B, Ambev's purchase accounting adjustments, including goodwill, have been pushed down and reflected in the consolidated financial statements of Quinsa subsequent to July 31, 2006 for US GAAP purposes. The consolidated financial statements of Quinsa for the periods ended before July 31, 2006, were prepared using Quinsa's historical basis of accounting. The comparability of the operating results for the periods before and after July 31, 2006 is affected by the purchase accounting adjustments.

The following table summarizes the changes made to the US GAAP accounts of Quinsa as of July 31, 2006 as a result of applying push down accounting:

Adjustments:
Property, plant and equipment	225.0
Intangible assets	182.3
Goodwill	1,175.6
--------
Total assets	1,582.9
========
Deferred income tax liabilities	137.9
Shareholders' equity	1,445.0
--------
Total liabilities and shareholders´ equity	1,582.9

This US GAAP reconciling item represents the net effect of (i) the US GAAP adjustments recognized for the seven-month period ended July 31, 2006 (representing the shareholders equity in US GAAP as of July 31, 2006); (ii) the changes made to the US GAAP accounts of Quinsa as of July 31, 2006 as a result of applying push down accounting (US$ 1,1445); and (iii) additional depreciation and amortization expenses of US$ 8.0, net of taxes, related to the push-down adjustments to property, plant and equipment and intangible assets.

(i) Deferred income tax

For the years ended December 31, 2004 and 2005 and for the period from January 1, 2006 through July 31, 2006, the US GAAP adjustment represents the effect of deferred income taxes of the foregoing adjustments as applicable. The effect of deferred income taxes on the push down accounting is included in the reconciling item disclosed in Note 32 (h).

(j) Minority Interest

For the years ended December 31, 2004 and 2005 and for the period from January 1, 2006 through July 31, 2006, the US GAAP adjustment represents the effect on minority interest of the foregoing adjustments as applicable. The effect of minority interest on the push down accounting is included in the reconciling item disclosed in Note 32 (h).

(k) Net income

Under US GAAP, net income is shown net of the portion of the Company’s gain for the year attributable to minority shareholders. Accordingly, for US GAAP purposes, net income represents the gain attributable only to majority equity holders. Under IFRS, net income represents total gain obtained by the Company in a given period before offsetting the portion attributable to minority shareholders.

(l) Cumulative translation differences exemption
As mentioned in Note 2.4, the Company applied the cumulative translation differences exemption provided by IFRS 1 and, accordingly, has set the previously cumulative translation differences to zero at January 1, 2004. This exemption is not available under US GAAP. Nevertheless, this circumstance does not give rise to a difference between total shareholders’ equity under IFRS and US GAAP, but to a reclassification within shareholders’ equity.

Quilmes Industrial (Quinsa) Société Anonyme
Consolidated financial statements as of and for the years ended December 31, 2006, 2005 and 2004 (all amounts in millions of U.S. dollars, unless otherwise stated)

32 Reconciliation of net income and shareholders’ equity to US GAAP (continued)

 (m)  Comprehensive income (loss)

On January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income" (“SFAS 130”). SFAS 130 establishes guidelines for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Accumulated other comprehensive income (loss) is presented below, net of income tax expense/benefit:

	For the year ended December 31, 2006		For the year ended December 31,
	Five-month period ended December 31, 2006	Seven- month period ended July 31, 2006	2005 (As restated)	2004
Net income under US GAAP	96.3	68.3	138.8	99.9
Other comprehensive (loss) income:
Foreign currency translation	25.1	7.3	(5.6)	(1.0)
Changes in fair value of financial assets through profit and loss	- -	- -	0.4	- -
Comprehensive income	121.4	75.6	133.6	98.9

	As of December 31,
	2006	2005 (As restated)
Accumulated other comprehensive loss	(204.9)	(237.3)

